Form 20-F
period 2004-12-31
51job, Inc.
filed 2005-04-27
CIK 1295484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________.

Commission file number: 0-50841

51job, Inc.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

21st Floor, Wen Xin Plaza
755 Wei Hai Road
Shanghai 200041
People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares
(each representing two common shares, par value US$0.0001 per share)
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 55,616,679 common shares, par value US$0.0001 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     ☑ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

     ☐ Item 17 ☑ Item 18

i

FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

•	market acceptance of our services;

•	our ability to expand into other recruitment and human resource services such as business process outsourcing;

•	our ability to control our operating costs and expenses;

•	our potential need for additional capital and the availability of such capital;

•	behavioral and operational changes of our customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China;

•	changes in our management team and other key personnel;

•	introduction by our competitors of new or enhanced products and services;

•	price competition in the market for the various human resource services that we provide in China;

•	seasonality of our business;

•	fluctuations in general economic conditions; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.

     Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

CERTAIN TERMS AND CONVENTIONS

     Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq National Market;

•	“RMB” are to Renminbi, the legal currency of the PRC;

•	“shares” or “common shares” are to our common shares, with par value US$0.0001 per share;

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and

•	“US$” are to U.S. dollars, the legal currency of the United States of America.

     Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “51job” refer to 51job, Inc., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated entities.

     In addition, unless otherwise indicated, references in this annual report to:

•	“51net” are to 51net.com Inc.;

•	“AdCo” are to Shanghai Qianjin Culture Communication Co., Ltd.;

•	“AdCo Subsidiaries” are to the subsidiaries of AdCo that conduct advertising businesses;

•	“Qian Cheng” are to Beijing Qian Cheng Si Jin Advertising Co., Ltd.;

•	“RAL” are to Shanghai Run An Lian Information Consultancy Co., Ltd.;

•	“Run An” are to Beijing Run An Information Consultancy Co., Ltd.;

•	“Tech JV” are to Qianjin Network Information Technology (Shanghai) Co., Ltd.;

•	“WFOE” are to Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.; and

•	“Wuhan AdCo” are to Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.

     Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

     Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 31, 2004, which was RMB8.2765 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. On April 25, 2005, the noon buying rate was RMB8.2765 to US$1.00.

     We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of Career Post Weekly. In calculating the number of paid advertising pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made.

     We define a unique employer in our online recruitment business as a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data.

     We cannot assure you that our methodology, page counting, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of the actual revenues we generate per page or actual numbers of customers, as the case may be.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1, prepared in accordance with U.S. GAAP and are qualified by reference to these consolidated financial statements and related notes. The selected consolidated balance sheet data as of December 31, 2002 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 are derived from our unaudited financial statements prepared in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

     We have omitted the selected consolidated financial data as of and for the year ended December 31, 2000. Our company was incorporated in March 2000 and during 2000, the businesses currently conducted by us were operated principally by our affiliated entities. Each of these affiliated entities employed its own financial staff and accounted for its day-to-day operations independently. Financial information and records of these entities were not maintained on a consistent basis and depended largely on the understanding and management of the local financial and accounting staff. None of our current senior financial managers and accountants was a member of our financial staff in 2000, and as a result, our current senior financial management members are unfamiliar with the records and record keeping practices of the affiliated entities in these periods. In addition, we introduced and implemented a new system of internal control, financial management and accounting record keeping in March 2001. However, due to constraints on resources, our financial information and records for 2000 have not been added to the system. Therefore, we are unable to prepare selected consolidated financial data as of and for the year ended December 31, 2000 without significant additional effort and expense.

	For the year ended December 31,
	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	US$(1)
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	90,940,220	116,989,356	182,606,297	300,651,791	36,325,958
Online recruitment services	22,586,591	28,938,327	76,960,121	111,508,533	13,472,909
Executive search	9,126,842	9,726,300	15,748,331	24,907,914	3,009,474
Other human resource related revenues	5,305,068	9,895,734	18,019,611	42,875,597	5,180,402

Total revenues	127,958,721	165,549,717	293,334,360	479,943,835	57,988,743

Net revenues	121,970,723	158,039,700	280,118,941	456,119,882	55,110,238
Cost of services	(84,208,642)	(92,220,940)	(151,477,142)	(224,606,635)	(27,137,877)

Gross profit	37,762,081	65,818,760	128,641,799	231,513,247	27,972,361

Operating expenses:
Sales and marketing	(18,503,675)	(24,356,157)	(38,619,523)	(67,271,096)	(8,127,964)
General and administrative	(33,732,311)	(30,382,850)	(38,135,612)	(55,175,493)	(6,666,525)
Share-based compensation — share option(2)	—	—	(13,482,546)	(18,678,238)	(2,256,780)
Share-based compensation — founder shares(3)	(8,808,931)	(8,808,931)	(4,622,466)	—	—

Total operating expenses	(61,044,917)	(63,547,938)	(94,860,147)	(141,124,827)	(17,051,269)

Income (loss) from operations	(23,282,836)	2,270,822	33,781,652	90,388,420	10,921,092
Income (loss) before income tax provision	(22,957,650)	2,686,608	35,792,274	95,201,216	11,502,594

Income tax benefit (expense)	—	1,259,194	(3,192,011)	(34,058,184)	(4,115,047)

Net income (loss)	(22,957,650)	3,945,802	32,600,263	61,143,032	7,387,547

Earnings (loss) per share:
Basic	(1.72)	0.09	0.83	1.32	0.16
Diluted(4)	(1.72)	0.07	0.75	1.26	0.15

Earnings (loss) per ADS:(5)
Basic	(3.44)	0.18	1.65	2.65	0.32
Diluted(4)	(3.44)	0.15	1.50	2.52	0.30

Other Financial Information:
Aggregate share-based compensation expense(6)	(8,808,931)	(8,808,931)	(18,701,563)	(20,489,734)	(2,475,652)

	As of December 31,
	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	US$(1)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	30,339,579	68,637,760	115,084,572	848,292,672	102,494,131
Total current assets	39,661,081	79,635,683	145,573,376	893,647,186	107,974,045
Total non-current assets	20,509,537	24,025,881	39,830,903	43,735,155	5,284,257
Total assets	60,170,618	103,661,564	185,404,279	937,382,341	113,258,303

Liabilities:
Total current liabilities	19,806,795	26,025,436	56,096,191	85,564,019	10,338,189
Total non-current liabilities	849,621	32,080	23,533	—	—

Total liabilities	20,656,416	26,057,516	56,119,724	85,564,019	10,338,189
Total shareholders’ equity	39,514,202	77,604,048	129,284,555	851,818,322	102,920,114

Total liabilities and shareholders’ equity	60,170,618	103,661,564	185,404,279	937,382,341	113,258,303

(1)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 31, 2004, which was RMB8.2765 to US$1.00.

(2)	In 2003, RMB0.4 million of this portion of our share-based compensation expense for share options was attributable to sales and marketing expenses and RMB13.1 million was attributable to our general and administrative expenses. In 2004, RMB1.8 million (US$0.2 million) of this portion of our share-based compensation expense was attributable to sales and marketing expenses and RMB16.9 million (US$2.0 million) was attributable to general and administrative expenses.

(3)	All share-based compensation — founder shares is attributable to general and administrative expenses.

(4)	Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to holders of common shares as adjusted for the effect of dilutive common shares, if any, by the sum of (1) the weighted average number of common shares outstanding and (2) the weighted average number of common equivalent shares, which consist of common shares from the conversion of Series A preference shares and common shares issuable upon the exercise of outstanding share options as calculated under the treasury stock method. In the case of diluted earnings (loss) per ADS, the data are adjusted to reflect the ratio of two common shares to one ADS.

(5)	Each ADS represents two common shares.

(6)	Aggregate share-based compensation expense includes share-based compensation expense attributable to cost of services and operating expenses. We have recognized share-based compensation in connection with our historical grant of options to employees and certain directors, and the historical issuance of restricted common shares to our founders and one of our directors. We recognized an aggregate of RMB35.2 million in deferred share-based compensation in 2000 in connection with the acquisition by 51job, Inc. of all of the operating assets of our various operating entities, whereby 51job, Inc. became the holding company of our corporate group and entered into a purchase agreement with each of our founders to issue to each founder restricted common shares. These shares were placed in escrow and were subject to repurchase by us between 2000 and 2003 at a price equal to, at our option, either US$0.0001 per share or the fair market value of such shares, in the event that such founder’s employment with us terminated. We amortized all of this deferred share-based compensation as an expense from 2000 through 2003. All such shares have subsequently been released from escrow and we will not recognize additional share-based compensation expense with respect to these issuances. In addition, we recognized an aggregate of RMB76.9 million (US$9.3 million) in immediate or deferred share-based compensation in 2003 and 2004 in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in additional share-based compensation expense of RMB14.1 million in 2003 and RMB20.5 million (US$2.5 million) in 2004. The remaining balance of RMB40.2 million (US$4.9 million) in deferred share-based compensation as of December 31, 2004 will be amortized from January 2005 through February 2008.

In the future, we do not intend to grant options or sell equity securities with exercise or purchase prices that are below the estimated fair market value of our common shares at the time of grant or sale.

In our consolidated financial statements, portions of our share-based compensation expense are allocated separately to our cost of services and operating expenses. Since we evaluate our performance, make determinations regarding the expansion of our operations, allocate resources among our operations and determine the compensation of employees and management based on our financial results before the overall effect of our aggregate share-based compensation expense, we have separately disclosed our aggregate share-based compensation expense for each of the periods presented. We recorded a substantial amount of our historical share-based compensation expense in connection with our repurchase arrangement with respect to the common shares issued to our founders. We believe that disclosure of our aggregate share-based compensation expense allows investors to better understand the primary financial measures that we use to manage our business. In addition, separate disclosure of our aggregate share-based compensation expense provides a useful approximation of our taxable income for purposes of determining PRC enterprise income tax, or EIT, which is calculated based on our income prior to any deduction for share-based compensation expense.

Exchange Rate Information

     We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was RMB8.2765 to US$1.00. The prevailing rate on April 25, 2005 was RMB8.2765 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

     The following tables set forth information regarding the noon buying rates in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Renminbi per U.S. dollar
Fiscal year ended December 31,	Average(1)	High	Low	Period-end
2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2772	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765

	Renminbi per U.S. dollar
Month	High	Low	Period-end
October 2004	8.2768	8.2765	8.2766
November 2004	8.2765	8.2764	8.2765
December 2004	8.2767	8.2765	8.2765
January 2005	8.2765	8.2765	8.2765
February 2005	8.2765	8.2765	8.2765
March 2005	8.2765	8.2765	8.2765
April 2005 (through April 25, 2005)	8.2765	8.2765	8.2765

(1)	The average of the daily noon buying rates on the last business day of each month during the year.

B. Capitalization and Indebtedness

     Not Applicable.

C. Reasons for the Offer and Use of Proceeds

     Not Applicable.

D. Risk Factors

Risks Related to Our Business

Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.

     We face significant competition in our Career Post Weekly and www.51job.com businesses as well as in our executive search and other human resource businesses. Career Post Weekly currently faces intense competition in many of our largest markets. Competitors of Career Post Weekly primarily consist of local newspaper publishers and specialized recruitment advertising publications. In addition, Career Post Weekly faces competition from online job-search websites and other online businesses seeking to expand into print recruitment advertising.

     Our online recruitment services face competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as increasing levels of competition from national Internet portals in China such as NetEase.com, sina.com, sohu.com and tom.com which provide online recruitment services. In addition, many executive search firms and other competitors currently engaged in print advertising have started to internally develop or acquire online capabilities.

     Our executive search and other human resource related businesses face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for online recruitment advertising.

     Many of our competitors or potential competitors have long operating histories, may have greater financial, management, technological development, sales, marketing and other resources than we do, and may be able to adopt our business model. As a result of competition, we may experience reduced margins, loss of market share or less use of our services by job seekers and businesses. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and our results of operations may be materially and adversely affected.

New competitors face low entry barriers to our industries, and successful entry by new competitors may cause us to lose market share and materially and adversely affect our results of operations.

     In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, and other human resource service providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit the entry of competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of clients and establish significant market share within a relatively short period. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of this industry may result in increased competition and a material decrease in advertising rates, including prices we charge for our print advertising services. Increased competition could result in loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

If we are unable to achieve or maintain economies of scale with respect to our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.

     We incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business. In addition, we incur fixed costs relating to website maintenance, design and operation in our online businesses. Our ability to realize our desired margins in our recruitment advertising businesses depends largely on our success in posting a high volume of print and online recruitment advertisements to generate sufficient revenues to offset associated fixed costs. Further, we need to reach and maintain a critical mass of recruitment advertisements in order for Career Post Weekly and www.51job.com to build and maintain acceptance among employers and job seekers as attractive vehicles for posting and seeking jobs.

     In some of our markets, Career Post Weekly has not achieved the necessary economies of scale and these operations have not achieved profitability despite our having operated in these markets for a significant period of time. We believe that this is due primarily to significant competition from rival print advertising publications. We may be unable to achieve and maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses. Any failure to do so could materially and adversely affect our results of operations from these businesses.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

     Substantially all of our operations are conducted in China and substantially all of our revenues are generated from providing recruitment advertising and search services for PRC businesses or divisions of firms operating in China. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. Print advertising, online recruitment services, executive search and our other human resource related businesses are all relatively new industries in China, and we do not know with any degree of certainty how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy. In response to adverse economic developments, employers might hire fewer permanent employees, engage in hiring freezes, lay off employees, or reduce spending on print advertising, online recruitment services and executive search services. Employers may decide to rely more heavily on traditional recruitment methods such as referrals and job fairs, and utilize more “in-house” resources to conduct training and perform other human resource functions, or otherwise modify their behavior in ways that may have a significant negative impact on our business. As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our services and materially and adversely affect our business.

If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.

     The use of advertising services to recruit employees is relatively new in China. Due to significant control and regulation by the national and local governments, the private sector recruiting process in China continues to be largely characterized by the use of personal referrals and large job fairs. We believe that the use of advertising by employers and job seekers remains relatively low. As a result, we face considerable challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may substantially limit our ability to expand our recruitment advertising businesses.

If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.

     We generate a significant portion of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. As part of our online recruitment services, we offer general online advertising on our website, which is an important element in our ability to sell online recruitment advertisements to employers and which generates a material portion of our revenues. China has only recently begun to develop the Internet as a commercial medium and has a relatively low Internet penetration rate compared to most developed countries. Our future results of operations from online recruitment services will depend substantially upon an increase in Internet penetration and an increase in acceptance and use of the Internet for the distribution of services and for the facilitation of commerce in China. In addition, unless they are resolved, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising generally, or any significant failure of the Internet to gain acceptance as a medium for recruitment may adversely affect our online recruitment services business and our ability to further integrate our online and print recruitment advertising businesses.

The markets for executive search services and business process outsourcing are still in the development stage in China and we may be unable to expand these businesses.

     Many employers in China are not familiar with the executive search model or may not accept the value of a targeted, professional search. Many employers may be unwilling to pay a commission of up to 35% of a candidate’s annual compensation. Similarly, the market for the third party outsourcing of business processes is also still developing in China. Companies may not be willing to use third parties for significant administrative functions and may instead choose to continue to perform such operations in-house. If these services do not gain wider acceptance in China, we may be unable to expand these businesses.

We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute Career Post Weekly.

     In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses and we are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute Career Post Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute Career Post Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our business plan is highly dependent on establishing and maintaining relationships with newspapers in all of our existing markets as well as the new markets in which we intend to offer recruitment advertising services.

     The term of our agreements with local newspaper contractors is generally two years, and four of these agreements will expire in the next six months. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:

•	our local newspaper contractors will fulfill their obligations under our agreements;

•	the agreements will be renewed on terms acceptable to us or at all;

•	our current contractors will not, upon termination of our agreements, seek to compete directly against us or establish relationships with one or more of our competitors; or

•	in the event that we wish to do so or it is necessary to do so, we will be able to locate and enter into an agreement with a suitable alternative local newspaper on a timely basis or at all.

     In addition, we may experience lower levels of readership and circulation if we lose the marketing support of a local newspaper contractor. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of Career Post Weekly, which in turn could damage our Career Post Weekly brand name and materially and adversely affect our recruitment advertising business and our results of operations.

We are dependent on our Internet service provider, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.

     Our online businesses are heavily dependent on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform.

     We rely on affiliates of China Telecommunications Corporation, or China Telecom, to provide us with bandwidth and server custody service for our services. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or China Telecom’s fixed telecommunications networks, or if China Telecom or its affiliates otherwise fail to provide such services. In addition, we have no control over the costs of the services provided by China Telecom or its affiliates. If China Telecom or its affiliates fail to provide these services, we would be required to seek other providers, and there is no assurance that we will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay for Internet services rise significantly, our results of operations could be adversely affected.

If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.

     If we fail to generate a high volume of recruitment advertisements, maintain our relationships with local newspaper contractors, successfully promote and develop the perception of www.51job.com as a “destination site,” undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected.

     Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our www.51job.com website, from Career Post Weekly and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our website. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive, and may divert significant management and staff resources from our business operations, and yield limited and uncertain results. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand name and reputation, and require us to initiate litigation that could be expensive and require us to divert management resources from the operation of our businesses.

We rely heavily on our senior management team and key personnel, and the loss of any of their services could severely disrupt our business.

     Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. We rely heavily on his management skills, his expertise in consumer products, marketing and technology, and his relationships with many of our clients and local contractors. We do not maintain key man life insurance on any of our senior management or key personnel, other than

Mr. Yan and Kathleen Chien, our chief financial officer. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.

     In addition, if Mr. Yan, any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

Our business may suffer if we do not successfully manage our current and potential future growth.

     We have experienced rapid expansion since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. We have established 13 new offices from the beginning of 2002 to March 31, 2005. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. Mismanagement of any of our services in our new or existing markets or the deterioration of the quality of our services could significantly damage our brand name and reputation, adversely affecting our ability to expand our client base.

     As a “one-stop” human resource provider, we will be required to provide high quality executive search and other human resource related services. As we are currently in the process of developing many of these businesses, we may encounter initial difficulties in ensuring the high quality of our services. In particular, we may be unable to provide our eSearch clients with acceptable candidates, we may provide clients with candidates whom they subsequently perceive as poor performers, and/or we may provide clients with candidates whom they subsequently fail to retain. With respect to our business process outsourcing service, we may be unable to establish a substantial nationwide capability, accurately monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including sophisticated computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems. If we are unable to provide high quality services, if material mistakes occur, or if we are unable to price these services properly, our brand name and reputation could be damaged and we could incur legal liability to our clients and their employees.

     The management of our business involves the collection by our employees and agents of cash payments from our customers, which constitute a significant portion of our total revenues. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. If we are unable to successfully detect and prevent such activity, our results of operations and financial condition may be materially and adversely affected.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

     We began operations in 1998. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we incurred net losses prior to 2002. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic and political changes in China;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions;

•	maintain adequate control of our expenses;

•	adequately and efficiently operate, maintain, upgrade and develop our website and the other systems and equipment we utilize in providing our services;

•	attract, retain and motivate qualified personnel;

•	maintain our current, and develop new, partnerships with local newspapers and other important operational relationships; and

•	anticipate and adapt to changing conditions in the print, online and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

     If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We rely on our print advertising business to provide a significant majority of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.

     We generate a significant majority of our revenues from Career Post Weekly, which generated approximately 70.7% of our revenues in 2002, 62.3% of our revenues in 2003 and 62.7% of our revenues in 2004. While we have experienced significant growth in our Career Post Weekly business in recent years, online advertisement may cause print media such as Career Post Weekly to become less desirable as a form of advertising. To the extent this occurs and if we are not able to generate sufficient revenues from our online recruitment services to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.

Our recruitment advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.

     Due to the nature of recruitment advertising, we are not able to predict future revenue streams with any degree of certainty. More specifically, the majority of our revenues is derived from print advertising and we do not recognize advertising revenue until an advertisement is actually printed. Orders for print advertisements are generally placed week-to-week and advertisers may cancel or postpone their print advertisements within days of publication. Delays or cancellations by advertisers hamper our ability to predict when revenue will ultimately be recognized, if at all. Such uncertainty makes it difficult for us to accurately forecast revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

Due to seasonal variations in demand for human resource services, we experience significant fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.

     Significant fluctuations in our revenue streams, particularly during the peak hiring periods around the Chinese New Year holidays and the beginning of May and October, affect our ability to predict quarterly results. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the dates of the Chinese New Year holidays vary from year to year. As a result of these factors, our revenues may vary from quarter to quarter and quarterly results may not be comparable to the corresponding quarters of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

     We may decide to expand, in part, by acquiring certain complementary businesses in the future. The success of any material acquisition will depend upon several factors, including:

•	our ability to identify and acquire businesses on a cost-effective basis;

•	our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

•	our ability to retain and motivate key personnel and to retain the clients of acquired firms.

     Any such acquisition may require a significant commitment of management time, capital investment and other management resources. There is a possibility that we will not be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of your common shares or ADSs. We have not engaged in any material acquisitions. In addition, we presently have no specific plans to make any acquisition and we are not currently engaged in any discussions or negotiations with respect to any such transaction.

If we are unable to attract and retain qualified personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.

     The success of our executive search, training and business process outsourcing services depends heavily on our ability to attract and retain skilled personnel. Successful expansion of our executive search business depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. Likewise, the success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and our other activities and services in this business. Our business of outsourcing traditional human resource department functions such as payroll, benefits and compliance management and related services depends on personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. If we are unable to attract and retain critical skilled personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate.

     PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. If we are deemed to be in violation of such regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license or advertising license, any of which may materially and adversely affect our business.

We are subject to potential legal liability from both employers and job seekers with respect to our executive search businesses and other human resource related services.

     We are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our clients, and claims by either employers or candidates alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee’s insurance or benefits, individual income taxes or other matters. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, candidates or third parties.

We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.

     Third parties may bring claims against us alleging infringement of patents, trademarks or copyrights, or misappropriation of their creative ideas or formats, or other infringement of their proprietary intellectual property rights. Any such claims, regardless of merit, may involve us in time-consuming, costly litigation or investigation, divert significant management and staff resources, require us to enter into expensive royalty or licensing arrangements, prevent us from using important technologies, business methods, content or other intellectual property, result in monetary liability, or otherwise disrupt our operations. We expect that the likelihood of such claims may increase, particularly in our online businesses, as the number of competitors in our markets grows and as related patents and trademarks are registered or copyrights are obtained by such competitors.

We rely heavily on our information systems, and if our access to technology supporting our information systems is impaired or interrupted, or if we fail to further develop our technology, our operations may be seriously disrupted.

     Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could materially disrupt our operations.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

     The market for online products and services is characterized by rapid technological developments, frequent launches of new product and services, the introduction of new business models, changes in customer needs and behavior, and evolving industry standards. These developments may make our existing online recruitment services obsolete or less competitive. In order to respond to such developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.

Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

     Computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and usage of our services may decrease.

Our business could be adversely affected if our software contains bugs.

     Our online systems, including the www.51job.com website, and our other software applications, products and systems could contain undetected errors or “bugs” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, injure our reputation and brand names, and materially and adversely affect our business.

We are controlled by a small number of our existing shareholders and our board of directors has the power to discourage a change of control.

     As of December 31, 2004, our five largest shareholders beneficially owned approximately 74.0% of our outstanding common shares on a fully diluted basis.

     These shareholders are:

•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 29.8% of our outstanding common shares on a fully diluted basis;

•	entities affiliated with Doll Capital Management, or DCM, which owned approximately 24.0%, and which is affiliated with David K. Chao, one of our directors;

•	Michael Lei Feng, one of our executive officers, who owned approximately 10.2%;

•	Norman Lui, one of our executive officers, who owned approximately 6.4%; and

•	Kathleen Chien, one of our executive officers, who owned approximately 3.6%.

     While these shareholders have advised us that they do not consider themselves to be a “group” as defined under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, individually these shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these persons could violate their non-competition or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

     In addition, our board of directors will have the authority, without further action by our shareholders, to issue common and preferred shares of up to 20% by par value of all issued shares and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

The preferential tax treatment elected by some of the AdCo Subsidiaries and other subsidiaries will expire in 2005 and 2006, which will result in higher tax rates for these entities and could adversely affect our overall results of operations.

     Newly organized PRC entities conducting advertising businesses are entitled to elect to receive a tax exemption for their first two years of operation in lieu of carrying forward tax losses accumulated in those years. Entities making such an election may carry forward tax losses incurred after the expiration of this two-year period. A number of our AdCo Subsidiaries have elected to receive these two-year tax exemptions. As of December 31, 2004, the tax exemptions with respect to the AdCo Subsidiaries that generate a substantial majority of our taxable income had expired. In 2004, approximately 97% of our total taxable income, excluding the impact of tax losses generated by our subsidiaries during the period, was related to subsidiaries whose tax exemptions expired during that period or that did not receive tax exemptions. Upon the expiration of these tax exemptions, these AdCo Subsidiaries will be taxed at the full statutory tax rate, currently 33%. However, five of our AdCo Subsidiaries and other subsidiaries continue to receive tax exemptions which are due to expire in 2005 and 2006, and as our business expands, we may establish new entities from time to time which, depending on applicable tax laws, may be entitled to certain tax incentives, including these tax exemptions. As these tax exemptions expire, the effective tax rate of our PRC subsidiaries and our consolidated effective tax rate will increase, which could adversely affect our net income. Primarily as a result of the expiration of our tax exemptions in 2004 and the significant increase in income before income tax provision, we recognized income tax expense of RMB34.1 million (US$4.1 million) in 2004, as compared to an income tax benefit of RMB1.3 million in 2002 and an income tax expense of RMB3.2 million in 2003.

Our earnings may be adversely affected once we change our accounting policies with respect to the expensing of stock options.

     Currently we account for share-based compensation transactions, such as stock option grants, using the intrinsic value method (based on the discount to fair market value on the date of grant) as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires that such transactions be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations, effective as of the start of annual periods commencing after June 15, 2005, the effective date. Under SFAS No. 123R, we can select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123 be charged to expense without any change in previously calculated measurement; (2) a variation of the modified prospective method, where in addition to (1), we restate for prior interim periods using prior SFAS No. 123 pro forma disclosure amounts; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under SFAS No. 123.

     Under SFAS No. 123R, we will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as we do now. This change in accounting policy with respect to the treatment of employee stock option grants may have a significant impact on our consolidated statement of operations and adversely affect our earnings.

We have no business insurance coverage.

     Other than insurance for some of our properties, we do not maintain any insurance. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. We do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We are vulnerable to natural disasters and other calamities.

     All of our servers are currently hosted in Shanghai. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. Any such event could adversely affect our ability to provide our services to users. See “Item 4. — Information on the Company — Business Overview — Technology.”

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

     We may be a passive foreign investment company for U.S. federal income tax purposes for any year. Such classification could result in adverse U.S. tax consequences to U.S. investors. For example, if we are a passive foreign investment company for any year, our U.S. investors may be subject to increased tax liabilities under U.S. tax laws and regulations and may be subject to additional reporting requirements. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ADSs from time to time, which may be volatile. In general, we will be classified as a passive foreign investment company for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, cash, including working capital, and investments are considered assets that produce or are held for the production of passive income. If our retained cash or investments and any other passive assets comprised at least 50% of the value of our assets, we could be a passive foreign investment company. Our determination of whether we are a passive foreign investment company is not binding on the Internal Revenue Service. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. If we are a passive foreign investment company in any year that a U.S. investor holds shares or ADSs, we generally will continue to be treated as a passive foreign investment company for that investor in all succeeding years. We urge U.S. investors to consult their own tax advisors concerning the availability and making of a mark-to-market election. See “Item 10. — Additional Information — Taxation — United States Federal Income Taxation — Passive foreign investment company rules.”

Our subsidiaries face limitations on paying dividends or making other distributions to us.

     We are a holding company and do not have any assets or conduct any business operations other than our holding of the equity interests in, directly and indirectly:

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, a wholly foreign owned enterprise in China;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV; and

•	Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, and its subsidiaries.

     As a result of our holding company structure, we rely entirely on dividends, royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements paid to us by our subsidiaries and affiliated entities in the PRC to finance our operations and to pay dividends to our shareholders. These royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements do not require governmental or other third party approval. However, the payment of dividends in China is subject to certain restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4. — Information on the Company — Business Overview — Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

Risks Related to Our Corporate Structure

If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.

     The PRC government regulates foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has subsequently been relaxed to 70%. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since November 2003, foreign ownership in entities providing human resource related services has been limited to 49%.

     Prior to our restructuring, 51net, our BVI subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of AdCo. AdCo owned, and continues to own, 90% of the principal AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with the foregoing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to our past non-compliance with foreign ownership laws limitations.

     There remains uncertainty regarding whether foreign owned PRC entities, such as AdCo, are required to obtain special governmental approval in order to establish subsidiaries in the PRC or otherwise invest in PRC entities. Following the formation of the AdCo Subsidiaries, in connection with our restructuring we made inquiries with relevant PRC governmental authorities as to whether AdCo was required to obtain such approval before establishing the AdCo Subsidiaries. We have been unable to obtain any governmental ruling or advice on this matter. As a result, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of the AdCo Subsidiaries.

     The PRC government may determine that our ownership structure is or was inconsistent with or insufficient for the proper operation of our businesses, or that our business licenses or other approvals are or were not properly issued or not sufficient. For a discussion of the limitations on foreign ownership governing our businesses, see “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.”

     If we or any of our subsidiaries or affiliated entities were found to be or to have been in violation of PRC laws or regulations governing foreign ownership of advertising or human resource services businesses, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

•	levying fines;

•	revoking business licenses;

•	restricting or prohibiting our use of proceeds from our initial public offering and any future offerings to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or

•	requiring us to discontinue all or a portion of our business.

     Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially and adversely affect our business, financial condition and results of operations.

We rely on our agreements with an affiliated entity to provide human resource related services and to act as an Internet content provider, and we rely on agreements with an affiliated entity and its shareholders to receive all of the beneficial interest of this entity.

     Current PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. We currently provide technical, consulting and human resource related services in conjunction with our affiliated entity, RAL, which is wholly owned by Michael Lei Feng and Tao Wang, two of our executive officers. RAL holds a license to provide human resource related services and we rely on RAL to provide human resource related services to our clients under a contractual arrangement between RAL and our majority owned subsidiary Tech JV. Similarly, RAL holds a license to operate as an Internet content provider. While we provide all of our online recruitment services through Tech JV, we rely on RAL to provide certain Internet content provider services to support Tech JV’s online recruitment services through a contractual arrangement with RAL. We have entered into agreements with RAL’s shareholders which enable us to effectively control RAL.

     Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues. The minority interests in Tech JV, AdCo and the AdCo Subsidiaries, which are direct or indirect subsidiaries of Tech JV, are held by Qian Cheng, which is wholly owned by Michael Lei Feng and Tao Wang. Through agreements with Qian Cheng and its shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng. As a result, we consolidate all of its interests for U.S. GAAP reporting purposes.

     As we rely on these agreements with RAL and Qian Cheng to enable us to provide certain critical services to our clients as well as to receive all the economic benefits of Qian Cheng, a significant disruption in these contractual relationships as a result of governmental sanction or otherwise could result in our being required to restructure our operations which could result in a significant expenditure of resources. If we are unable to restructure our operations to provide those services through a different entity, we may experience significant disruptions in our ability to provide online recruitment services or human resource related services to our customers. In addition, if we are unable to consolidate the minority interests in Tech JV, AdCo and the AdCo Subsidiaries, our results of operations would reflect Qian Cheng’s minority interest in these entities which, if not otherwise consolidated, would result in a significant reduction in our reported net income. For a description of our contractual arrangements with these entities, see “Item 4. — Information on the Company — Organizational Structure.”

If our affiliated entity RAL is found to be operating in jurisdictions outside of Shanghai without a business license, we could be subject to sanctions and our revenues could be adversely affected.

     RAL’s existing human resource services license is limited to Shanghai. In 2004, revenues from human resource related services provided to customers outside Shanghai accounted for approximately 4% of our total revenues. It is possible that government authorities in jurisdictions outside Shanghai where certain of RAL’s customers are located may assert that RAL is providing human resource related services in such jurisdictions without a necessary license and is required to obtain a human resource services license in such jurisdictions. As a result, RAL could be required to cease providing human resource services to customers in such locations which could result in a reduction in human resource related revenues. In addition, RAL may be subject to sanctions in the form of forfeiture of profits, fines, or both.

Our contractual arrangements with RAL and Qian Cheng may not be as effective in providing operational control as direct ownership of these businesses.

     Because the percentage of foreign ownership in human resource and Internet content businesses in China is limited under PRC laws and regulations, we depend substantially on RAL, in which we have no direct ownership interest, and its contractual arrangements with us to provide those services. Similarly, we rely on our contractual arrangements with Qian Cheng, in which we have no direct ownership interest, to realize all of the economic rewards from Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. Our contractual arrangements with RAL, Qian Cheng and their respective shareholders may not be as effective as direct ownership in providing control over their operations. RAL may fail to perform its contractual obligations required for us to operate our business, such as keeping in good standing under its business licenses. Qian Cheng and its shareholders may refuse to make payments or otherwise refuse to perform their contractual obligations necessary for us to realize the economic rewards relating to Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. In addition, the contractual arrangements which provide us with the substantial ability to control these entities may be unenforceable and the shareholders of these entities may refuse to renew these contractual arrangements. In any such event, we will have to rely on the PRC legal system to enforce our rights. In many cases, the laws and regulations governing the enforcement and performance of contractual arrangements are significantly more limited than in the United States and many other countries and may afford us little or no effective protection. If we are unable to enforce our rights, we may be unable to operate our human resource and Internet content businesses through RAL or receive all of the economic rewards from Qian Cheng. As a result, we may be required to restructure our operations which would likely entail a significant expenditure of resources. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. For a description of these contractual arrangements, see “Item 4. — Information on the Company — Organizational Structure.”

     If we or any of our subsidiaries or affiliated entities were found to be in violation of PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

•	levying fines;

•	revoking business licenses;

•	restricting or prohibiting our use of proceeds from our initial public offering and any future offerings to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or

•	requiring us to discontinue all or a portion of our business.

     Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially and adversely affect our business, financial condition and results of operations.

The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

     There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and our subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations, including those governing foreign ownership in the advertising, human resource services and Internet content industries. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, we cannot assure you that we will not be found in violation of any current or future PRC laws or regulations.

     If we or any of our subsidiaries or affiliated entities or any of our contractual arrangements are found to be or to have been in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

•	levying fines;

•	revoking business licenses;

•	restricting or prohibiting our use of proceeds from our initial public offering and any future offerings to finance our business and operations in China;

•	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or

•	requiring us to discontinue all or a portion our business.

     Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially and adversely affect our business, financial condition and results of operations.

     We are unable to quantify the likelihood that any sanctions would be imposed or the magnitude of the effect of any such sanctions on our business, financial condition or results of operations.

Risks Related to the People’s Republic of China

Our business could be affected by changes in China’s economic, political or social conditions or government policies.

     The PRC economy differs from the economies of most developed countries in many respects, including with respect to the:

•	amount of government involvement;

•	level of development;

•	growth rate;

•	control of foreign exchange; and

•	allocation of resources.

     While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could also determine to develop and support government owned or controlled human resource enterprises in direct competition with us. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth in the Chinese economy could result in reduced job growth and recruitment activity, which in turn could reduce demand for our recruitment advertising services. In addition, the PRC government could determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.

PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.

     The interpretation and application of existing PRC laws and regulations, the stated positions of the main governing authority, the PRC Ministry of Information Industry, and the possibility of new laws or regulations being adopted, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the PRC Ministry of Information Industry has stated that the activities of Internet content providers, or entities providing delivery of Internet content, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Bureau and held by RAL will satisfy these requirements. For example, we may be required to obtain an inter-provincial Internet content provider license in order to operate online businesses in multiple provinces, autonomous regions and centrally administered municipalities. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. We have been informed that the PRC Ministry of Information Industry is in the process of preparing a draft of a national telecommunications law to provide a uniform regulatory framework for the telecommunications industry. We do not know the nature or scope of these new laws and regulations and we cannot predict whether they will have a positive or negative effect on any or all aspects of our business. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

     Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through ChinaNet, which is owned by China Telecom under the administrative control and regulatory supervision of the PRC Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be developed. We have no access to alternative networks or services, on a timely basis or if at all, in the event of disruptions, failures or other problems with China’s Internet infrastructure or telecommunications networks. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

The PRC legal system has inherent uncertainties that could materially and adversely affect us.

     The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the PRC has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. Our contractual arrangements with our affiliated entities are governed by the laws of the PRC. The enforcement of these contracts and the interpretation of the laws governing these relationships is subject to uncertainty. See “— Risks Related to Our Corporate Structure — The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

     We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

     The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The fluctuation of the Renminbi may materially and adversely affect your investment.

     The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. There have been recent reports purporting that the PRC government has indicated its willingness to consider a revaluation of the Renminbi. As we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information” and “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign exchange risk.”

We face risks related to health epidemics and other outbreaks.

     Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak on the economic and business climate. China reported a number of cases of SARS in April 2004. Restrictions on travel resulting from a reoccurrence of SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having SARS, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that SARS or another outbreak harms the Chinese economy in general.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

     The market prices of the securities of companies with Internet related and online businesses have been extremely volatile and may be subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes or revisions by us to previously released operating and financial targets;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in our industry, which is the market for recruitment advertising services and other human resource related services in China;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of transfer restrictions on our outstanding common shares or ADSs or sales of additional common shares or ADSs; and

•	pending or potential litigation or regulatory investigations.

     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. The price of our ADSs has experienced significant volatility since our initial public offering and we expect the price and volume volatility with respect to our ADSs to continue in the future.

The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

     If our shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Common shares held by our existing shareholders and our affiliates may also be sold in the public market in the future under, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans” for a description of outstanding options to purchase our common shares.

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote.

     As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening either an annual meeting or a general meeting called to vote on matters requiring the approval of two thirds of the voting shares is 20 days. The minimum notice period for other general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

You may not receive distributions on common shares or any value for them if it is illegal or impractical to make them available to you.

     The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary is not responsible if it decides that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

     Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

     We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

     Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

     The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

     There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2004 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign investment enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing, which is a Cayman Islands company which holds some of our trademarks, and 51net HR, which is a dormant entity incorporated in the Cayman Islands, as well as our affiliated Chinese entities, including:

•	Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, and AdCo’s thirteen branch offices and seven majority owned subsidiaries, or AdCo Subsidiaries, both of which hold licenses and permits to conduct advertising businesses;

•	Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, which holds human resource related services and Internet content provision licenses;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds a human resource related services license;

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;

•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is our joint venture partner in Tech JV;

•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which holds a minority interest in Qian Cheng;

•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which holds a minority interest in Tech JV and our AdCo Subsidiary in the city of Wuhan that conducts advertising businesses;

•	Wang Jin Information Technology (Shanghai) Co., Ltd., which is wholly owned by 51net and has no current operations; and

•	Shanghai Jin Lian Advertising Co., Ltd., which is jointly owned by Tech JV and AdCo and has no current operations.

     In May 2004, we engaged in a restructuring to comply with current PRC foreign ownership limitation. Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches, AdCo and the AdCo Subsidiaries. For a discussion on our group structure and the contractual arrangements among our entities, see “Item 4. — Information on the Company — Organizational Structure.”

     We completed the initial public offering of 6,037,500 American depositary shares, each representing two of our common shares, par value US$0.0001 per share, on October 4, 2004. On September 29, 2004, the trading of our ADSs on the Nasdaq National Market, or Nasdaq, under the symbol “JOBS,” commenced.

     Our principal executive offices are located at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. Our telephone number at this address is +(86-21) 3201-4888. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

     Our principal capital expenditures for 2002, 2003 and 2004 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB9.6 million, RMB9.6 million and RMB13.8 million (US$1.7 million), respectively.

     Our capital expenditure plans for 2005 have not yet been fixed, but we expect to purchase computers, technology-related equipment and software. Capital expenditures in 2005 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

B. Business Overview

     We believe that we are a leading provider of integrated human resource services in China, with a strong focus on recruitment related services. Our recruitment related services are delivered in both print and online formats, and these two services are closely integrated to allow us to reach a wide and diverse audience. The Internet, web-based applications and human resource software are critical aspects of our services.

     We believe that we are the only significant nationwide provider of integrated print and online recruitment advertising services in China. We believe that our integrated advertising services allow us to attract a broad base of advertisers and provide us with a platform from which we can market our other human resource related services. In addition to recruitment advertising services, we also provide executive search and other complementary human resource related services for large and small employers.

     We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

     Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on Career Post Weekly and www.51job.com. We also receive fees from employers for access to our www.51job.com resumé databases, use of eHire and in connection with eSearch and other human resource related services.

Our Competitive Strengths

     Through our nationwide network of offices, we provide our clients with a variety of human resource services through multiple distribution channels. In addition to our focus on both print and online recruitment advertising, we have developed additional products and services to address many human resource management needs. We believe that we are a market leader in many of our markets as a result of the following competitive strengths:

•	Our strong brand names help us enter new geographic markets and lines of business. We believe that our Career Post Weekly and www.51job.com are widely recognized as premier brand names in the recruitment advertising industry in major markets throughout China. We believe that these brands represent leading “destination sites” for job seekers due to their significant volume of recruitment advertisements. We believe that this brand awareness distinguishes us from our competition and is a valuable asset as we expand our core recruitment advertising businesses into new geographic markets and promote our other, complementary human resource services.

•	With our large sales force, we can directly market our services to existing and potential clients in key geographic markets and industries. We use our large sales force to directly market to employers, build and maintain client relationships and obtain critical market information and feedback on a local and nationwide basis. We train our sales teams to develop these relationships and extend our reach by coordinating strategies with our sales personnel in other markets, developing multiple points of contact and promoting the full range of our human resource products. We employed over 1,000 sales and account management representatives across 20 cities as of December 31, 2004.

•	The integration of our print and online recruitment advertising businesses allows us to extend the reach of our advertisements to a broad audience of job seekers while providing a cost-effective solution for employers. We believe that our integrated recruitment advertising model allows us to reach both job seekers who seek information online as well as those who use traditional print media in gathering recruitment information. In addition, Career Post Weekly allows us to attract recruiters targeting job seekers in the lower and middle income sectors of the job market who do not have easy access to the Internet. We believe that the integration of our recruitment advertising services provides a more comprehensive solution than either distribution channel would on a stand-alone basis, and enables us to reach a much broader and more diverse user base, making us more attractive to employers.

•	Our range of human resource services and wide geographic footprint make us attractive to businesses that require a broad range of human resource services in multiple markets. Many of our competitors in the print advertising business typically focus on a single city or regional market. Similarly, we believe that our online recruitment competitors generally lack a significant nationwide sales and marketing presence. As of the date of this annual report, we had offices in 21 cities across China and Hong Kong, including the addition of a new office in Changchun in February 2005. We believe that our broad footprint allows us to offer cost-effective recruitment advertising services to employers conducting nationwide searches or seeking to fill positions in multiple markets. In addition, by providing a range of services, we position ourselves as a “one-stop” human resource provider which we believe provides us with important marketing and brand building advantages over competitors with more limited service offerings. Further, we believe that we are able to effectively and efficiently cross-sell our service to our clients, providing an array of human resource solutions.

•	We have a strong technology platform, and we are developing a number of additional software- and web-based human resource services. We believe that the technology available through both our website and our web-based applications provides significant added value to both employers and job seekers. In addition, we believe that we have developed innovative software applications that address a number of human resource problems. We have an in-house team of experienced engineers that develops software and services for human resource departments. We believe that our focus on developing technology to specifically address human resource issues distinguishes us from our competitors, and enables us to offer high quality services to customers.

•	Our highly experienced senior management team has a proven track record. We have an experienced senior management team that has successfully expanded our business and increased our revenues entirely through internal growth. Our senior management team successfully guided us through periods of significant uncertainty, such as during the SARS epidemic and the aftermath of the September 11 terrorist attacks. We believe that our management has positioned us as a market leader in many of the largest and most visible markets in China. We believe that the skill, industry knowledge and operating experience of our senior executives provide us with a significant competitive advantage as we seek to expand in our existing markets and successfully enter new geographic markets and lines of business.

Our Strategy

     Our objective is to become the market leader in each of our recruitment and other human resource businesses. We seek to integrate our service offerings to provide comprehensive nationwide human resource solutions to a wide range of domestic and foreign employers in China. In pursuing our goal, we intend to employ the following strategies:

•	Continue to invest in promoting our brands to enhance our image as a premier nationwide integrated provider of recruitment advertising and other human resource solutions. We intend to increase market awareness of our brand names among businesses and job seekers by:

—	using advertising and organizing events, product seminars and other activities to promote the benefits of our integrated, nationwide, print advertising, online recruitment services and our other human resource related services;

—	using targeted marketing to attract employers and access job seekers at job fairs, office buildings, universities and other public areas; and

—	conducting other innovative and cost-efficient promotional, direct and mass media marketing campaigns designed to increase our visibility and profile among job seekers and employers.

•	Increase our share in existing markets by continuing to aggressively build our sales force and develop relationships with human resource departments. We seek to increase our share in existing markets by:

—	expanding our sales force to enable us to directly market our service offerings to a larger pool of employers; and

—	dedicating our sales force to developing relationships with human resource departments at key large and medium sized businesses in targeted geographic markets and industries.

•	Capture a greater percentage of our customers’ human resource budgets. We intend to increase our share of our customers’ budgets by:

—	continuing to develop and introduce innovative human resource services to our customers that address their evolving needs;

—	offering employers the convenience and efficiency of a single source for a diverse range of human resource related services; and

—	increasing our geographical reach to enable us to offer services to businesses with operations across China.

•	Identify and target markets with significant potential demand for our services. We seek to expand into new markets by:

—	identifying cities with significant potential demand for print advertising, online recruitment services and other human resource related services;

—	selectively forming alliances with local newspapers to provide printing and distribution services as well as marketing support; and

—	developing our existing relationships with major employers to identify and address their recruitment advertising and other human resource related needs in markets where they have existing or planned operations.

•	Attract employers and job seekers by continuing to develop innovative software and web-based applications to meet their human resource and job search needs. We intend to attract employers and job seekers by:

—	continuing to develop our web-based services platform to meet the evolving needs of employers and job seekers;

—	continuing to improve our proprietary software and develop new software to take advantage of new technologies and new business opportunities; and

—	launching and expanding alternative distribution channels and methods of accessing our services.

Our Business

     We provide a range of human resource services in the following categories:

•	recruitment related services, including print advertising, online recruitment and executive search services; and

•	other human resource related services, such as training, software, web-based applications and business process outsourcing.

     Recruitment related services

     Print advertising — Career Post Weekly. Career Post Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of the date of this annual report, Career Post Weekly was published in 20 major cities in China. We established operations in the cities of Changsha in January 2004, Hefei in March 2004, Ningbo in May 2004 and Changchun in February 2005. The 20 cities where Career Post Weekly is published and our newspaper contractor in each city as of the date of this annual report are as follows:

City	Newspaper contractor(1)	City	Newspaper contractor(1)
Beijing	China Trade News	Jinan	Jinan Times
Changchun	City Evening News	Kunming	Chuncheng Evening News
Changsha	Sanxiang Metropolitan News	Nanjing	Modern Express
Chengdu	Hua Xi Metropolitan News	Ningbo	Modern Golden News
Chongqing	Chongqing Business Daily	Qingdao	Qingdao Financial Times
Guangzhou	Guangzhou Youth Daily	Shanghai	China Trade News
Dalian	Dalian Evening News	Shenyang(3)	Friendly Times
Hangzhou(2)	News Information Daily	Shenzhen	Nan Fang Metropolitan News
Harbin	Harbin Lifestyle Daily	Wuhan	News Information Daily
Hefei	Hefei Evening News	Xian	China Merchant News

(1)	English translations of the Chinese names.

(2)	In January 2005, we changed our newspaper contractor in Hangzhou from Daily Business News.

(3)	In January 2005, we changed our newspaper contractor in Shenyang from Liaoshen Evening News.

     Career Post Weekly is not published in Hong Kong.

     A different version of Career Post Weekly is published in each of our markets, with each version containing city-specific recruitment advertisements. We closely coordinate Career Post Weekly with our www.51job.com online recruitment website and post all of the recruitment advertisements appearing in Career Post Weekly on www.51job.com as well. Career Post Weekly contains recruitment advertisements for the full range of job categories that are available on our website, including sections for professional, middle management and technical personnel. Career Post Weekly is a Chinese language publication.

     Employers use Career Post Weekly both as a recruitment tool and as an advertising and publicity medium to promote their brand name and corporate awareness among job seekers. Career Post Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks, often placed by international and large domestic companies, to simple text job announcements, typically posted by smaller, local businesses. Career Post Weekly is divided into a number of separate sections, with certain sections targeted at higher income and more educated job seekers containing large, colorful advertisements on glossy, high quality paper. Other sections contain simpler text-only advertisements targeted at middle and lower income job seekers.

     In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established a relationship with a local newspaper in each market where Career Post Weekly is produced. These newspapers provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake marketing independently. Career Post Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, Career Post Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide vendors with marketing materials such as posters, display racks and other promotional items. We also circulate Career Post Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of Career Post Weekly at self-help kiosks at job fairs, in the lobbies of major office buildings, at post offices, on university campuses and in other public areas where the public circulation of newspapers is permitted. We have entered into exclusive marketing arrangements to offer free copies of Career Post Weekly in subway stations in certain cities.

     We change our newspaper contractor in a city when we are able to obtain more favorable terms or higher quality service from a different newspaper contractor. From inception, we have changed our newspaper contractor in six of the 20 cities in which we had a contract with local newspapers as of the date of this annual report. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute Career Post Weekly.”

     The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the market in which the advertisement is placed. As we grow in our existing markets and expand into new cities, we increase our client base and the number of advertising pages that we produce. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. Pricing for specific products can vary significantly from city to city.

     The following table sets forth the estimated number of print advertising pages we generated and the cities where Career Post Weekly was published for the periods and as of the dates indicated.

	2002	2003	2004
Estimated number of print advertising pages(1)	3,176	4,635	9,001
Number of cities where Career Post Weekly was published(2)	13	16	19

(1)	For the years ended December 31, 2002, 2003 and 2004.

(2)	As of December 31, 2002, 2003 and 2004.

     Increases in our estimated number of print advertising pages generally reflect our geographic expansion as well as further penetration of existing markets. However, there is no direct correlation between the growth in the number of cities in which we operate and in the overall number of our print advertising pages.

     Online recruitment services — www.51job.com. We established our online recruitment website, www.51job.com, in 1999. www.51job.com provides online recruitment advertisements in both Chinese and English on a city-by-city basis and covers many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. We regularly maintain and update our www.51job.com with job search, training and general career management content.

     We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 9.1 million user accounts established since the launch of our website in 1999 and approximately 6.2 million resumés posted online as of the date of this annual report. For 2004, we estimate that more than 39,000 unique employers contracted with us to place advertisements on our website. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training and general career management and advisory content available on the website.

     We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers post advertisements solely online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a higher number of technology related positions than Career Post Weekly as well as recruitment advertisements targeted at younger job seekers that are more likely to use the Internet. We generally update the advertisements on our website hourly, which allows employers to receive responses more rapidly than is generally possible using print advertisements. Employers also use our website as a marketing tool, placing advertising banners, trademarks, logos, website hyperlinks and other devices to promote their image for a fee that varies depending on the size and graphics in their presentation. We believe that certain employers view this image promotion as a significant means of attracting online job seekers to their recruitment advertisements on our website. As a result, we believe that our ability to offer these devices is an important element in our ability to attract online recruitment advertising business, which generates a material portion of our revenues. However, in the event of any adverse change in the actual or perceived effectiveness of online image promotion, or online advertising in general, our online recruitment advertising business may be adversely affected. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.”

     Employers can use our eHire web-based platform to search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom, China’s principal telecommunications and Internet service provider.

     The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2002	2003	2004
Estimated unique employers using online recruitment services	16,497	25,880	39,317

     www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:

•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs and career development and other job related information.

     We provide job seekers access to www.51job.com free of charge.

     We closely coordinate Career Post Weekly with our www.51job.com online recruitment website, and we post all of the recruitment advertisements appearing in Career Post Weekly on www.51job.com as well. We place a basic description of each Career Post Weekly recruitment advertisement on our website free of charge.

     Executive search — eSearch. To meet employers’ recruitment needs, we supplement our recruitment advertising service with our eSearch executive search services. We conduct searches principally for employers seeking to fill mid-level professional, managerial and junior executive positions. We conduct executive searches on behalf of corporate clients. We generally charge a total assignment fee of between 30% and 35% of the candidate’s annual compensation, including a minimum upfront retainer. We maintain a team of specialized executive search consultants whom we dedicate exclusively to providing this service, while working closely with our recruitment and other sales staff to cross-sell our products and develop client relationships. Substantially all of our executive search assignments are engaged locally in China.

     We believe that there is a growing market for this service as companies expand and need to hire qualified professional and managerial personnel, including those who are not active job seekers. We believe that we are well positioned to expand into this market as we currently provide premium recruitment advertising services in many cities across China. We believe that our position provides us with a competitive advantage as we can attract employers that use our www.51job.com website or Career Post Weekly but are first-time executive search users. In addition, our search consultants can access our extensive online candidate resumé database which other search firms are restricted from using. We are also able to cross-market our executive search services to clients seeking a range of high quality recruitment services.

     Other human resource related services

     We conduct training seminars in business management, leadership, sales and marketing, human resource, negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide our seminars to the general public and on a customized, in-house basis for corporate clients. We also organize and host annual human resource conferences in many of our cities. These conferences include lectures, seminars, workshops and networking events for human resource professionals. Although we do not generate significant revenues from hosting these conferences, this service provides us with exposure to, and interaction with, existing and prospective clients. We believe that our training services build our brand awareness as a leading provider of integrated human resource services.

     We have also developed a proprietary personnel assessment system to assist human resource departments in evaluating job candidates and existing employees. We offer this system to help human resource departments evaluate an employee’s capabilities and disposition, in aiding employee placement, in allocating employee resources and in recruitment.

     We offer our monthly human resource trade magazine called Human Capital to selected clients on a complimentary basis. This magazine, which has been produced since August 2002, is targeted principally at corporate human resource personnel and contains articles, commentary, interviews, and reports on human capital management topics.

     We launched our eHR human resource management software in mid-2003 that allows employers to track attendance, payroll, vacation and other employee related information. This proprietary software has been developed by our own team of engineers and is focused on addressing specific needs of human resource departments. This product has been rolled out on a limited basis to a small number of customers. We will continue to deploy resources to enhance and refine features in our software and web-based applications in response to customer feedback.

     In mid-2003, we launched our business process outsourcing service through which we perform human resource administrative functions for employers on an outsourced basis. Currently, we provide business process outsourcing services with respect to social insurance and welfare payment processing, tracking compliance with local governmental employment regulations and payroll processing.

     We currently provide these services on a limited basis to a small number of customers as we build our outsourcing capability and expertise. We seek to develop these services so that we can offer a “one-stop” solution to our clients. While the market for these services in China is still limited compared to developed economies like the United States, we expect to further expand and develop these services as the market in China for these services grows. We believe that there is significant future potential for these services as more companies in China become accustomed to using third parties to perform human resource administrative functions.

     We also provide salary survey studies with analysis on compensation and benefits packages across various cities, industries and positions. Human resource departments utilize our information to understand the market for compensation levels and to determine compensation and benefits packages for employees and candidates. Employers value this information because competitive compensation packages are often a critical part of an employer’s employee retention strategy. We can provide general surveys or tailor our research to a client’s specifications.

     In November 2004, we discontinued the sale of stationery and office supplies to our business customers.

Technology

     We design and update our website and develop our proprietary software entirely in-house. Our website is hosted by China Telecom, China’s principal telecommunications and Internet service provider. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our website, other than the advertisements and trademarks provided by our advertisers.

     We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers that are creating their own recruitment website. We update the advertisements on our website from our central offices in Shanghai. We also have technicians in Beijing, Guangzhou and Shenzhen to service key accounts and to supplement our central operations in the event of an emergency. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within several hours. Complimentary online postings for advertisements in Career Post Weekly generally appear on www.51job.com within one to two days.

     From time to time we experience slower Internet service from our Internet service provider as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or “hacking” and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We are vulnerable to natural disasters and other calamities;” and “— We are dependent on our Internet service provider, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”

     We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2002, 2003 or 2004.

Competition

     We face significant competition in each of our markets with respect to each of our lines of business. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.”

     Print advertising

     Career Post Weekly is published in 20 cities across China as of the date of this annual report and our core markets include Beijing, Guangzhou, Shanghai and Shenzhen. We face intense competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted circular as a section. Our competitors in our core markets include Beijing Youth Daily, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.

     Online recruitment services

     We experience intense competition in our online recruitment services businesses from dedicated online recruitment websites and, to some extent, from national Internet portals in China. We are not aware of any online competitor that also operates a significant print advertising business. We view our principal existing online competitors to be ChinaHR.com, Cjol.com and Zhaopin.com, all of which are dedicated online recruitment websites.

     In addition to these dedicated online recruitment websites, a number of well established nationwide Internet portals, including NetEase.com, sina.com, sohu.com and tom.com, have entered the online recruitment advertising market and are offering job listing services. None of the Internet portals are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, it was reported that Monster Worldwide acquired a 40% stake in ChinaHR.com for US$50 million in February 2005. In addition, it has been reported that Zhaopin.com has begun print advertising operations in a few cities in China in 2005. In such an event, we could encounter significantly increased competition in some or all of our markets.

     Other services

     We believe that the competition for our other human resource related services, especially for executive search and training services, is largely fragmented and localized. The main competitors in our market for executive search services in China include entities such as Bó-Lè Associates, Ltd., Hudson Highland Group, which is a spin-off from Monster Worldwide, Standard, and Sterling, each of which provides executive search services on a nationwide basis.

Customers

     Our customers consist of large multinational corporations, large national PRC corporations and local PRC enterprises of all sizes.

Sales and Marketing

     Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. Through direct marketing, event marketing, mass media advertising, online marketing, cross-marketing and media promotions, we target three key groups:

•	employers with hiring needs;

•	job seekers; and

•	human resource departments with actual or potential outsourcing needs.

     Direct marketing. We target employers principally through direct marketing. As of December 31, 2004, we employed over 1,000 sales and account management representatives across our 20 cities that identify and contact potential customers directly via telephone, personal sales visits, the Internet and the mail. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. We believe that direct marketing has been highly effective in attracting new customers. In addition, we believe that, by providing significant contact with potential clients, direct marketing enables us to understand the current and evolving needs of our existing and prospective customers and helps us develop new services and products.

     Event marketing. We organize customer events such as recruiting workshops and product information seminars as well as networking social events to provide our sales team an opportunity to interact with employers and better understand their needs. To attract potential job seekers, we provide complimentary copies of Career Post Weekly at job fairs, at office buildings, in subway stations in select cities and in other public and commercial areas. We believe that offering complimentary copies of Career Post Weekly to job seekers is also a highly effective means to cross-promote our www.51job.com website.

     Mass media advertising. We use traditional mass media advertising on a selective basis to increase our visibility and profile. We advertise using various media, including television, radio, and outdoor advertising on billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines and industry publications and telephone directories.

     Online marketing. We use Internet advertising, including banners, keyword and hyperlink purchases and paid listings, to promote our brand names. We also conduct online promotion campaigns such as prize drawings and giveaways with the goal of attracting traffic to our website and enhancing the loyalty of job seekers.

     Cross-marketing. We cross-market our brand names, services and products in Career Post Weekly, on www.51job.com and in Human Capital. We also establish cross-marketing relationships with a variety of partners. We believe that we also benefit from recommendations and referrals by our large existing base of Career Post Weekly and www.51job.com job seekers and employers.

     Media promotions. We produce studies on job market trends that are regularly featured and published in magazines, in newspapers and online. We believe this exposure heightens our profile among both employers and job seekers, and attracts interest and generates sales inquiries for our services.

Intellectual Property and Proprietary Rights

     We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our www.51job.com Internet domain name as well as a number of similar domain names in an effort to prevent entities from diverting online traffic away from our website.

     We have registered trademarks with the Trademark Office of the PRC State Administration for Industry and Commerce, including 51job.com eHire, eSearch and In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.

     All of our trademarks and the www.51job.com domain name are owned or registered in the PRC by 51net and WFOE. Under a trademark license agreement between 51net, as licensor, and RAL, as licensee, RAL has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and RAL, as licensee, RAL has the right to use the www.51job.com domain name in connection with the operation of our website. See “Item 4. — Information on the Company — Organizational Structure.”

     Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected” and “— We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

Regulation

     Advertising agencies, human resource service firms and Internet content providers are subject to substantial regulation by the PRC government. An “Internet content provider” is a commercial operator providing the delivery of Internet content. This section sets forth a summary of the most significant PRC regulations that affect the business and the industries in which we operate.

     In addition to laws and regulations that apply generally to advertising agencies, human resource firms and Internet content providers, special limitations apply to foreign ownership of businesses engaged in advertising, human resource and Internet content providing services in China.

Limitations on Foreign Ownership of Our Businesses

     Advertising companies

     The principal regulations governing foreign ownership of advertising companies in China include:

•	Foreign Investment Industry Guide Catalogue (2004); and

•	Regulations on Administration of Foreign Investment in Advertising Enterprises (2004).

     Under these regulations, foreign investors, individually or in the aggregate, are currently permitted to own up to 70% of the equity interest in an advertising company in the PRC and, starting December 10, 2005, will be permitted to own 100% of the equity interest in an advertising company in the PRC. The schedule for relaxation of limitations on foreign ownership contained in current regulation reflects the PRC government’s commitments made in connection with the country’s entry into the World Trade Organization, or the WTO.

     Human resource services companies

     The principal regulation governing ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), jointly promulgated by the PRC Ministry of Personnel, the PRC Ministry of Commerce and the PRC State Administration for Industry and Commerce. Under this regulation, the percentage of foreign ownership in the equity interest of a foreign invested human resource services company cannot be less than 25% or more than 49%.

     Internet content providers

     In the PRC, entities that coordinate with Internet service providers (such as telecommunications companies) to effect the online placement of content provided by either themselves or third parties are defined as “Internet content providers” and require a special license. An entity may provide online services to customers, including selling recruitment advertising and other online services, without being required to have an “Internet content provider” license. However, the act of coordinating with the Internet service provider to effect the placement of such content requires an “Internet content provider” license.

     The principal regulations governing foreign ownership in Internet content providers in China include:

•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industry Guidance Catalogue (2004).

     Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services, which include the service of providing Internet content.

     Recent changes in regulation

     In accordance with its commitments made in connection with the PRC’s entry into the WTO, the PRC government has reduced the limitations on foreign investment in advertising businesses in China. On March 2, 2004, the PRC government eliminated the requirement that advertising agencies be controlled by PRC shareholders and increased the maximum foreign ownership percentage to 70%. Beginning in December 2005, advertising agencies may be wholly owned by foreign entities. In addition, foreign persons are not allowed to own more than 49% of the equity interest in an enterprise conducting human resource services under a regulation enacted in November 2003, or more than 50% of the equity interest in an Internet content provider under a regulation enacted in 2001.

     There are no laws or regulations setting forth any schedule for future relaxation of limitations in the human resource and Internet content businesses. Jun He Law Offices, our PRC counsel, has been informed by the WTO office of the PRC Ministry of Commerce in a consultation that the limitations on foreign investment in these industries are expected to be reduced, but the WTO office could not predict the pace and implementation schedule of these long-term policies, and we cannot assure you when or if such changes may occur.

General Regulation of Our Businesses

     Advertising

     The PRC State Administration for Industry and Commerce is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:

•	Advertising Law (1994); and

•	Administration of Advertising Regulations (1987).

     Under these regulations, any entity providing advertising services must obtain an advertising license from the PRC State Administration for Industry and Commerce or one of its local offices.

     Human resource

     Human resource services firms in China are mainly regulated by the PRC Ministry of Personnel. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005), jointly promulgated by the PRC Ministry of Personnel and the PRC State Administration for Industry and Commerce. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local Administration of Personnel at the provincial level. Each of these Administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

     Internet content services and online commerce

     The delivery of content on our website is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the PRC Ministry of Information Industry and the PRC State Administration for Industry and Commerce. The principal regulations applicable to telecommunications and Internet service providers include:

•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).

     Under these regulations, delivery of Internet content is classified as a value-added telecommunications service, and a commercial operator of such services must obtain an Internet content provider license from the appropriate telecommunications authorities.

     There are no PRC laws that have national applicability to online commerce relating to advertising and human resource services. However, local authorities may impose requirements on online business activities conducted within its jurisdiction, such as registration or filing requirements.

Regulations Relating to Our Intellectual Property Rights

     China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and has become a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

     The PRC amended its Copyright Law in 2001 to widen the scope of works that are eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

     Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of the PRC State Administration for Industry and Commerce for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the PRC State Administration for Industry and Commerce for the record.

     Domain name disputes are governed by the Measures on Domain Name Dispute Resolution promulgated by the Chinese Internet Network Infrastructure Center, or CNNIC, on September 25, 2002, under which CNNIC can authorize domain name dispute resolution institutions to decide disputes.

Regulations Relating to Internet Privacy

     The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, in recent years, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, under the Administration Regulation on the Internet BBS Service, Internet content providers that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless the law requires such disclosure. The regulations further authorize the relevant telecommunications authorities to order Internet content providers to rectify an unauthorized disclosure. Internet content providers could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users. To comply with these regulations, we provide subscribers to our website with a range of confidentiality options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these subscribers in accordance with their instructions.

     However, the PRC government retains the power and authority to order Internet content providers to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.

Regulation of Foreign Currency Exchange and Dividend Distribution

     Foreign currency exchange

     The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended. Under these rules, Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities outside the PRC unless the prior approval of the State Administration for Foreign Exchange of the PRC is obtained.

     Under the Foreign Currency Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the State Administration for Foreign Exchange of the PRC for trade and service related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the State Administration for Foreign Exchange of the PRC) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities, which have significant administrative discretion in implementing the laws, may restrict or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions involving direct investment, loan and investment in securities outside the PRC are subject to limitations and require approvals from the State Administration for Foreign Exchange of the PRC.

     Dividend distribution

     The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended;

•	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

     Under these regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

C. Organizational Structure

     Prior to the formation of our company, due to PRC restrictions on the foreign ownership of advertising businesses, our businesses were principally operated by two PRC entities, Beijing Run An Information Consultancy Co., Ltd., or Run An, and Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng. Since their formation in 1997 and 1999, respectively, both Run An and Qian Cheng have been controlled and owned by Michael Lei Feng and Tao Wang, two PRC citizens who serve as our executive officers. Run An’s original market research and insurance agency businesses, unrelated to our current operations, were discontinued in 1999. Run An began providing executive search services in 2000. Qian Cheng was established by Michael Lei Feng and Run An to provide advertising services.

     In January 2000, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was formed as a joint venture between Qian Cheng and 51net.com Inc., or 51net, a British Virgin Islands company established by Rick Yan and Norman Lui. Subsequently, Tech JV established a majority owned subsidiary, Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, with Qian Cheng as the sole minority shareholder. AdCo in turn established several majority owned subsidiaries, with Qian Cheng as the sole minority shareholder, which we refer to as the AdCo Subsidiaries. Prior to our May 2004 restructuring discussed below, 51net owned 99% of the equity interest in Tech JV. After Tech JV, its branches, and AdCo and the AdCo Subsidiaries obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV, its branches, AdCo and the AdCo Subsidiaries over a period of time. This transfer was effected through the transfer of customers, employees and operations to these entities and did not involve a formal sale of assets or equity. Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches and subsidiaries.

     On March 24, 2000, our company was incorporated as an exempted limited liability company in the Cayman Islands by our founders, Rick Yan, Michael Lei Feng, Norman Lui and Kathleen Chien. An exempted company under Cayman Islands law is a company that carries on its business mainly outside the Cayman Islands and is exempt from certain requirements of the Companies Law of the Cayman Islands. Subsequently, we acquired 51net and became the holding company of our corporate group. We also formed a wholly owned subsidiary in the Cayman Islands, 51net Beijing, and a wholly owned subsidiary in the PRC, Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, to hold some of our intellectual property rights and generally facilitate our operations through network and software related technical support services. 51net Beijing holds all of the equity interest in WFOE.

     Our relationships with Run An and Qian Cheng, our affiliated entities, have been governed by a series of agreements. As a result of these agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under FIN 46.

     Each of the material entities in our group, including our material affiliated entities that we use to operate our businesses and in which we hold no equity interest, is described below under “— Description of the Material Group Entities.”

Our May 2004 Restructuring and Arrangements with Affiliated Entities

     The PRC government regulates foreign ownership in entities that provide advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership limitation has subsequently been relaxed to permit foreign ownership of up to 70% of a PRC advertising entity. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since November 2003, foreign ownership in entities providing human resource related services has been limited to 49%. Tech JV obtained an online advertising license in May 2000 and a license to conduct human resource related services in September 2002. In addition, AdCo, an 80% owned subsidiary of Tech JV, obtained an advertising license in June 2001 and various AdCo branches and subsidiaries received additional advertising licenses as we expanded into new cities. Tech JV, AdCo and the AdCo Subsidiaries obtained these licenses in accordance with what we believe to be prescribed procedures under then applicable PRC regulations. Over a period of time, beginning when Tech JV, AdCo and the AdCo Subsidiaries acquired these licenses, we transferred the business and operations conducted by our affiliated entities to Tech JV, AdCo and the AdCo Subsidiaries. From 2002, Tech JV, AdCo and the AdCo Subsidiaries have conducted substantially all of our advertising and human resource related businesses.

     In May 2004, we engaged in a restructuring which, among other things, reduced our effective interest in Tech JV to 69.7%. In addition, Michael Lei Feng and Tao Wang formed Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, an affiliated entity in which we hold no equity interest. As part of our restructuring, RAL entered into a series of agreements with us that permit us to consolidate all of its financial results under FIN 46. As a result, we consolidate RAL and continue to consolidate Qian Cheng and Run An under our new structure.

     Our services are currently provided through the following group entities:

•	online recruitment services are provided by Tech JV, which does not act as an Internet content provider;

•	print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV;

•	human resource related services are provided by RAL, which holds a license to provide human resource related services; and

•	Internet content provider services are provided by RAL through a contractual arrangement with Tech JV; RAL holds a license to act as an Internet content provider and operates our www.51job.com website.

     For a description of the distinction between an entity that provides online services and an “Internet content provider,” see “Item 4. — Information on the Company — Business Overview - Regulation — Limitations on Foreign Ownership of Our Businesses — Internet content providers.”

     We no longer provide services together with Run An or Qian Cheng.

     Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Under the terms of our contractual arrangements with Qian Cheng, WFOE receives all of the economic rewards and bears all of the economic risks of Qian Cheng’s minority interest in Tech JV, AdCo and the AdCo Subsidiaries.

     We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for entities conducting advertising and human resource operations. For a description of the risks associated with our past ownership structure, please see “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.”

     In addition, there remains uncertainty regarding whether foreign owned PRC entities, such as AdCo, are required to obtain special governmental approval in order to establish subsidiaries in the PRC or otherwise invest in PRC entities. Following the formation of the AdCo Subsidiaries, in connection with our restructuring we made inquiries with relevant PRC governmental authorities as to whether AdCo was required to obtain such approval before establishing the AdCo Subsidiaries. We have been unable to obtain any governmental ruling or advice on this matter. As a result, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of the AdCo Subsidiaries.

     We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of, and foreign participation in, advertising businesses, human resources related services and Internet content provider services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

Group Ownership Structure

     The chart below sets forth our current ownership structure.(1)

(1)	Does not include 51net HR, a dormant entity incorporated in the Cayman Islands and wholly owned by 51job, Inc., Wang Jin Information Technology (Shanghai) Co., Ltd., a wholly owned subsidiary of 51net established in the PRC with no current operations, or Shanghai Jin Lian Advertising Co., Ltd., a PRC company jointly owned by Tech JV and AdCo with no current operations.

(2)	Includes the subsidiaries of AdCo that conduct advertising businesses and Shanghai Cheng An Human Resources Co., Ltd., which provides outsourcing services, and Shanghai Wang Cai Trading Co., Ltd., which provided stationery and office supplies to our business customers until November 2004 and which does not currently conduct any business.

(3)	Excludes Wuhan AdCo, which is set out separately in the chart.

     Our subsidiary, 51net, directly holds 51% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and our AdCo Subsidiary located in the city of Wuhan, Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, directly holds the remaining 48% of the outstanding shares of Tech JV. As a result of 51net’s indirect majority ownership of Wuhan AdCo and Qian Cheng’s direct minority ownership of Wuhan AdCo, 51net is deemed to effectively hold 69.7% of the equity interest in Tech JV and Qian Cheng is deemed to effectively hold 30.3% of the equity interest in Tech JV.

     Qian Cheng, Run An and RAL were each established by Michael Lei Feng and Tao Wang, each an executive officer of our company and a PRC citizen. Qian Cheng is 80% owned by Michael Lei Feng and 20% owned by Run An. Run An and RAL are each 80% owned by Michael Lei Feng and 20% owned by Tao Wang. As a result of their ownership interest in Run An, Michael Lei Feng and Tao Wang effectively holds 96% and 4%, respectively, of the equity interest in Qian Cheng.

Description of the Material Group Entities

     51net

     51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks 51job.com and under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Our Intellectual Property Rights.”

     Tech JV

     We provide online recruitment services through Tech JV. Tech JV was initially established as an equity joint venture between 51net and Qian Cheng. Immediately before our May 2004 restructuring, 51net held 99% of the equity interest in Tech JV and Qian Cheng held the remaining 1%. As part of our restructuring, 51net transferred 48% of its equity interest in Tech JV to Wuhan AdCo. Since 51net indirectly holds a majority equity interest in Wuhan AdCo, and Qian Cheng directly and indirectly holds a minority interest in Wuhan AdCo, 51net holds 69.7% of the effective equity interest and Qian Cheng holds 30.3% of the effective equity interest in Tech JV. Because 51net is a British Virgin Islands company, Tech JV is deemed a foreign invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Tech JV has obtained a permit to conduct online advertising from the PRC State Administration for Industry and Commerce. The scope of its business license also includes software development, multimedia and network system design and information technology.

     Qian Cheng

     Qian Cheng is our joint venture partner in Tech JV and holds a 30.3% effective equity interest in Tech JV. Qian Cheng is an affiliated entity in which we hold no equity interest. Qian Cheng was established by, and is wholly owned directly and indirectly by, two of our executive officers, Michael Lei Feng and Tao Wang, both of whom are PRC citizens. Qian Cheng holds a license issued by the Beijing Municipal Administration for Industry and Commerce to provide advertising services, including designing, producing and publishing advertisements for Chinese and multinational companies in China and contracting for advertising projects.

     RAL

     We provide human resource related and Internet content provider services through RAL. RAL operates our www.51job.com website. RAL is a PRC limited liability company and is an affiliated entity in which we hold no equity interest. RAL was established by, and since its inception has been wholly owned by, Michael Lei Feng and Tao Wang. RAL holds a permit issued by the Shanghai Bureau of Personnel, which allows it to provide certain human resource related services. RAL has also obtained a permit from the Shanghai Municipal Telecommunications Bureau, which allows it to provide Internet content provider services applicable to our businesses.

     AdCo and the AdCo Subsidiaries

     We provide print advertising services through Shanghai Qianjin Culture Communication Co., Ltd., or AdCo, and AdCo’s thirteen branch offices and seven majority owned subsidiaries, or the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local Administrations for Industry and Commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.

     WFOE

     We provide advertising related technical and consulting services to Qian Cheng and software and web related technical and consulting services to RAL through WFOE, our wholly owned PRC subsidiary. WFOE is registered in the

PRC with the relevant regulatory authorities as a wholly foreign owned enterprise. WFOE owns certain of our trademarks and registered copyrights and its principal business is network and software related technical support services.

Contractual Arrangements Among Our Group Entities

     The relationships and economic arrangements among our group entities are governed by a series of agreements. As part of our May 2004 restructuring, we amended or terminated certain existing agreements and entered into certain additional agreements. The material agreements which currently govern the relationships and economic arrangements among our group entities are illustrated in the following chart and described in greater detail below.

     Contractual arrangements with RAL

     RAL technical and consulting service agreement. The technical and consulting service agreement between RAL and WFOE provides that WFOE has the exclusive right to provide software and web related technical and consulting services to RAL. RAL will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to RAL from time to time. The agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by RAL. RAL has no early termination rights with respect to this agreement.

     RAL equity pledge agreement. As security for RAL’s obligations under the technical and consulting service agreement, the shareholders of RAL have pledged all of their equity interest in RAL to WFOE under an equity pledge agreement. Upon the occurrence of certain defaults by RAL as defined in the RAL equity pledge agreement, including any default by RAL in respect of any provisions of the RAL technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of RAL have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the RAL equity pledge agreement. The pledge cannot be released until the discharge of all of RAL’s obligations under the RAL technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of RAL. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in RAL to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in RAL to the extent permitted under PRC laws. In the case of an option held by a foreign entity, PRC law requires that the exercise price of the option be determined at the time of exercise by reference to the appraised value of the underlying equity interest. The exercise price determined by the parties may not be significantly lower than this appraised value and must also be approved by relevant PRC regulatory authorities. To comply with these regulations, the parties to the RAL equity pledge agreement have agreed that the exercise price of the equity interest in RAL shall be the lowest price permitted by PRC law.

     Tech JV and RAL cooperation agreement. Tech JV and RAL have entered into a cooperation agreement under which RAL agrees to provide human resource related services to Tech JV’s customers and post human resource related information on its website www.51job.com, and Tech JV agrees to pay RAL an amount equal to the direct operating costs incurred by RAL, plus a 5% margin, subject to a total payment cap of RMB300,000 per quarter. In addition, Tech JV agrees to provide technical support to RAL in connection with its provision of human resource related services and the development, construction and maintenance of RAL’s website. The cooperation agreement has a term of ten years and may be extended with the consent of the parties.

     Domain name license agreement. 51net has entered into a domain name license agreement with RAL under which 51net has granted to RAL the right to use the www.51job.com domain name in the PRC in connection with RAL’s operation of its website. RAL is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement has a term of two years and is renewable upon the written consent of 51net.

     Contractual arrangements with Qian Cheng

     Qian Cheng technical and consulting service agreement. WFOE and Qian Cheng have entered into a technical and consulting services agreement under which WFOE has the exclusive right to provide advertising related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. The Qian Cheng technical and consulting service agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement.

     Qian Cheng equity pledge agreement. As security for Qian Cheng’s obligations under the technical and consulting service agreement, the shareholders of Qian Cheng have pledged all of their equity interest in Qian Cheng to WFOE under an equity pledge agreement. Upon the occurrence of certain defaults by Qian Cheng as defined in the Qian Cheng equity pledge agreement, including any default by Qian Cheng in respect of any provisions of the Qian Cheng technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of Qian Cheng have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Qian Cheng equity pledge agreement. The pledge cannot be released until the discharge of all of Qian Cheng’s obligations under the Qian Cheng technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of Qian Cheng. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in Qian Cheng to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in Qian Cheng to the extent permitted under PRC laws. In all cases, the purchase price shall be the lowest price permitted under PRC laws.

     Call option agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1.2 million or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in the AdCo Subsidiaries, including, without limitation, Wuhan AdCo, at the lowest price permitted under PRC laws. The call option agreement has a term of ten years, which may be extended upon written consent of the parties.

     Each of the above agreements, except the call option agreement, is dated as of May 3, 2004.

     In the opinion of Jun He Law Offices, our PRC legal counsel:

•	our current ownership structure is in compliance with existing PRC laws and regulations;

•	the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations; and

•	our current business operations as described in this annual report are not in violation of existing PRC laws, rules and regulations.

     There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “ — Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

D. Property, Plants and Equipment

     Our executive offices as well as our principal customer service, sales, marketing and development facilities are currently located at Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Wuhan, Xian and Hong Kong. As of the date of this annual report, we have leases for office space totaling approximately 16,680 square meters. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F.

A. Overview

     We believe that we are a leading provider of integrated human resource services in China, with a strong focus on print and online recruitment services. We also provide executive search services and a number of other human resource related services. We have been profitable since 2002 on a full-year basis. Our results have been primarily affected by a substantial increase in revenues from our recruitment related businesses. This increase in revenues reflects greater penetration in our existing markets as well as expansion into new markets across China. In addition, we have experienced a significant increase in net income. This increase reflects both our revenue growth as well as the reduction of our cost of services and operating expenses as a percentage of net revenues resulting from improved economies of scale and operational efficiencies.

Revenues

     In 2004, our total revenues were RMB479.9 million (US$58.0 million), a 63.6% increase from RMB293.3 million in 2003. We generate a substantial majority of our revenues from our Career Post Weekly and www.51job.com recruitment services. We derive substantially all of our revenues from employers. Our revenues from our recruitment advertising services have been characterized by substantial growth in 2002, 2003 and 2004 and principally reflected the expansion of these businesses in existing cities as well as our entry into new cities. We believe that our revenue growth will continue to be driven by broad macroeconomic factors, such as economic growth and market liberalization, the growing number of companies and significant growth in job openings, which we believe should lead to increased use of recruitment advertising and other human resource services by employers in China. In addition, we believe that an increasingly skilled, educated and urbanized workforce in China drives the demand for and usage of our services.

     The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2002	2003	2004
Revenues:
Print advertising	70.7%	62.3%	62.7%
Online recruitment services	17.5	26.2	23.2
Executive search	5.9	5.4	5.2
Other human resource related services	5.9	6.1	8.9

Total revenues	100.0%	100.0%	100.0%

     The following table sets forth our revenue growth rates by business line for the periods indicated.

	2002	2003	2004
	compared to	compared to	compared to
	2001	2002	2003
Print advertising	28.6%	56.1%	64.6%
Online recruitment services	28.1	165.9	44.9
Executive search	6.6	61.9	58.2
Other human resource related services	86.5	82.1	137.9
Total revenues	29.4%	77.2%	63.6%

     Recruitment related revenues

     We receive recruitment related revenues from our Career Post Weekly print advertising business, our www.51job.com online recruitment services and our eSearch executive search services. We believe that our recruitment related services are characterized by significant potential economies of scale and therefore provide the greatest opportunity for us to increase our revenues and profit margins. As a result, we expect that we will continue to focus the substantial majority of our resources on developing and expanding these businesses, and we expect that we will continue to earn the substantial majority of our revenues and profits from our recruitment services for the foreseeable future.

     Print advertising revenues. We generate our print advertising revenues in the form of fees that we charge employers for placing recruitment and related advertisements in editions of Career Post Weekly across our markets in China. We do not receive revenues from the sale of Career Post Weekly. Our print advertising contracts with employers are for single or multiple advertisements in one or more markets and are generally short-term in nature. The advertising fees that we charge depend on a variety of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. As we grow in our existing markets and expand into new cities, we increase our client base and the number of print advertising pages. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge.

     We expect that future expansion of this business will be largely driven by increases in the overall number of our print advertising pages rather than increases in average revenue per page. The prices we charge for our print advertising vary considerably between individual markets due to local competitive and other conditions. Historically, the print advertising businesses in our individual markets have not been characterized by significant price competition. Our overall average revenues per page are affected to some extent by differences in relative growth rates in individual markets, with growth in higher priced markets tending to increase our overall average revenues per page and growth in lower priced markets tending to reduce the overall average.

     We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of Career Post Weekly. In calculating the number of paid advertising pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made. We cannot assure you that our methodology, page counting, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of the actual revenues we generate per page.

     As our customers usually place orders for print advertisements on a week-to-week basis, our print advertising business is subject to weekly fluctuations. We do not recognize advertising revenue until an advertisement is actually printed in Career Post Weekly. As a result, delays or cancellations by advertisers hamper our ability to predict revenue for future periods and makes it difficult for us to accurately forecast revenues with any degree of certainty. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Our recruitment advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.”

     We generally require that all advertising fees be paid in advance of posting an advertisement, although we may offer credit terms to select clients on a case by case basis.

     Online recruitment services revenues. Our online recruitment services consist of our www.51job.com website and our eHire web-based online resumé and recruitment management platform. We generate online recruitment services revenues in the form of fees that we charge employers for placing recruitment and related advertisements on www.51job.com as well as fees from employers for access to eHire. We do not charge job seekers for using www.51job.com. We also generate online revenues for website design and hosting services that we provide to businesses that wish to create their own dedicated recruitment website. We generate our online revenues in the form of recruitment advertising fees and fees from our other online recruitment services.

     We believe the increase in the use of our online recruitment services reflects increased acceptance of online advertising as a recruitment medium in China, and is also affected by the extent to which the recruitment advertising market in China develops and our effectiveness in penetrating this market. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to attract print advertising customers to our online recruitment services, as well as new customers seeking the broader coverage offered by our integration of these two channels.

     The principal factors affecting our online recruitment services revenues are the number of unique employers and average revenue per unique employer. We seek to increase our online recruitment services revenues principally through growth in the number of unique employers using our online services. Because new customers tend to use basic, lower priced online recruitment services, significant increases in customers result in higher aggregate online recruitment services revenues but tend to reduce average revenue per unique employer. In addition, we may choose to offer introductory or promotional packages at reduced prices from time to time which will reduce average revenue per unique employer. Our ability to offset reductions in average revenue per unique employer resulting from customer growth and promotional packages depends on the extent to which we can retain customers and migrate them over time to higher-priced products. Our ability to retain customers and migrate them to higher priced products may be adversely affected by, among other things, difficulties we may encounter in developing or launching higher priced services as well as offerings of similar services by competitors.

     We define a unique employer as a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data. We cannot assure you that our methodology, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of actual numbers of customers.

     As with Career Post Weekly, we generally require that all advertising fees be paid in advance of posting an advertisement on our website, although we may offer credit terms to select clients on a case-by-case basis.

     Executive search revenues. We generate our eSearch executive search revenues in the form of search fees and commissions paid by employers. We generally charge a total assignment fee of between 30% and 35% of the candidate’s annual compensation, partially in the form of a minimum upfront retainer. While we believe that we have been able to develop this business through effective sales and marketing efforts, our ability to expand this business will depend, to a significant extent, on an increase in the acceptance of executive search by employers in China as an effective recruitment tool. We intend to continue to develop this business, but we do not expect that this business will contribute significantly to our revenues in the foreseeable future. Consequently, as our recruitment advertising businesses expand, executive search service revenues may continue to decline as a percentage of our overall revenues.

     Other human resource related revenues

     We generate revenues from our other human resource related services in the form of attendance fees from our training services, and revenues from providing our salary survey studies, our eHR software product, our business processing outsourcing services and our personnel assessment services. We have developed, and will continue to develop, additional human resource related services and products. While these businesses currently represent a relatively small component of our total revenues, we believe that, by providing these products and services, we can provide a “one-stop” human resource package to our clients. We believe that this should contribute to the growth of our higher revenue recruitment products as well as allow us to successfully develop additional human resource related products and services.

     Our ability to generate revenues from other human resource related services depends on our ability to successfully develop and introduce new types of products and services for China’s developing human resource services market. We believe the increase in other human resource related revenues has been driven by growing customer acceptance and adoption of these products and services. In addition, we believe that the development of this segment has been aided by our expanded rollout of other human resource related services to new customers and geographies. As this industry is still emerging and as many of our services are currently under development, we are unable to determine the extent to which these businesses will contribute to our revenues in the future.

     In November 2004, we discontinued the sale of stationery and office supplies to our business customers.

Net revenues and business tax

     Our net revenues reflect business taxes and related surcharges which are levied on our total revenues. We are subject to a PRC business tax at a rate of 5% on our revenues, after certain deductible expenses, generated from services provided in China. We deduct these amounts from our revenues to arrive at our net revenues. A portion of the business taxes that we had previously paid was refunded in 2002, 2003 and 2004 as a result of local government financial incentives. These refunds are not material and are recognized as other income in our statement of operations.

Costs

     We operate and manage our various businesses as a single segment. We do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

     The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2002	2003	2004
Cost of services	(58.4%)	(54.1%)	(49.2%)
Total operating expenses	(40.2%)	(33.9%)	(30.9%)

     We believe that our cost of services and operating expenses have declined as a percentage of our net revenues from 2002 to 2004 as a result of our ability to achieve significant economies of scale and operating efficiencies with respect to our recruitment related services. We believe that the expansion of our operations and infrastructure has enabled us to attract repeat business and has created opportunities to cross-sell services to customers across various markets. As a result, we have been able to achieve economies of scale as we have realized a higher level of revenues relative to our sales and marketing and other customer acquisition costs. In addition, while our online recruitment services contribute substantially to our total revenues, the growth of these operations requires limited additional fixed costs and allows us to further improve our overall efficiency. We believe that we realize higher profit margins with respect to our online recruitment services than our other recruitment related businesses as a result of the lower costs associated with our operation of our online services. We believe that we have also been able to improve operating efficiencies primarily by increasing the productivity of our infrastructure and staff. We remain focused on identifying and exploiting economies of scale and operating efficiencies in our businesses, and believe that our cost of services and total operating expenses should continue to decline as a percentage of our net revenues as a result of these factors. However, our continuing ability to achieve economies of scale and operating efficiencies is subject to significant uncertainties. Consequently, we cannot assure you that these costs and expenses will continue to decline as a percentage of our net revenues.

     Cost of services

     Our cost of services primarily consists of printing related expenses, employee compensation and depreciation. Printing related costs, which primarily consist of printing, publishing and distribution expenses that we pay to our newspaper contractors, constitute the majority of our cost of services. Our printing related costs have tended not to increase or decrease to the same extent as the increases or decreases in our print advertising revenues. As a result, we have been able to expand our print advertising businesses while incurring lower printing related costs relative to our print advertising revenues. We continuously seek to lower our total printing related costs. In addition, to a significant extent, we have been able to use our existing infrastructure to expand our online recruitment services, which has allowed us to lower our cost of providing these services relative to the corresponding revenues that we receive. As a result, we have been able to realize increased economies of scale and operating efficiencies in both of these businesses. The majority of our employee, depreciation and other costs of services are largely shared across our various business lines.

     Operating expenses

     Our operating expenses consist of sales and marketing expenses, general and administrative expenses, and share-based compensation.

     The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2002	2003	2004
Operating expenses:
Sales and marketing	(15.4%)	(13.8%)	(14.7%)
General and administrative	(19.2)	(13.6)	(12.1)
Share-based compensation — share options	—	(4.8)	(4.1)
Share-based compensation — founder shares	(5.6)	(1.7)	—

Total operating expenses	(40.2%)	(33.9%)	(30.9%)

     Our sales and marketing expenses consist primarily of employee compensation for our sales and marketing personnel, advertising and promotion expenses, and expenses for our management and staff related to our expansion into new markets as well as our general operation. We use various sales and marketing strategies across the cities in which we operate based on our determination of the most effective means to promote our brands. We receive marketing support for Career Post Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.

     Our general and administrative expenses consist primarily of rent and property management fees, employee compensation, administrative office expenses and depreciation. General and administrative expenses increased in 2003 and 2004 due to our expansion into new markets, the introduction of new services and the overall expansion of our businesses. However, as a percentage of net revenues, these expenses decreased as we generated internal operating efficiencies and economies of scale. We expect that our overall general and administrative expenses may increase due to the various additional legal, accounting and other requirements applicable to a public company listed in the United States. In addition, we expect to incur significant legal expenses in defending the recent class action lawsuits filed against us. See “Item 8. — Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” However, as we expand our businesses and improve our operating and management efficiencies, we intend to continue to lower our general and administrative expenses as a percentage of net revenues.

Income Taxation

     Because we and our affiliated entities are incorporated in different jurisdictions, we file separate income tax returns.

     Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

     Under the current laws of the British Virgin Islands, we are exempt from income tax on foreign derived income. In addition, there are no withholding taxes in the British Virgin Islands.

     In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign-invested enterprises that are incorporated in China are generally subject to enterprise income tax, or EIT, at a rate of 33%. As opposed to our 5% business tax which is based on our total revenues and which is discussed above in “— Revenues — Net revenues and business tax,” EIT is a separate tax based on our taxable income. Newly organized PRC entities conducting advertising businesses are entitled to elect a tax exemption for their first two years of operation in lieu of carrying forward tax losses accumulated in those years. Entities making such an election may carry forward tax losses incurred after the expiration of this two-year period. A number of our AdCo Subsidiaries have elected to receive the two-year tax exemption treatment. Certain of these exemptions expired in 2004 and others will expire in 2005 and 2006. Upon the expiration of their tax exemptions, these AdCo Subsidiaries will be taxed at the statutory tax rate, currently 33%. As of the end of 2004, the tax exemptions with respect to a substantial majority of our AdCo Subsidiaries had expired. These expirations caused our effective tax rate to increase significantly. To the extent we are unable to offset the expiration of these tax exemptions with new tax exemptions, tax incentives or other tax benefits, the expiration of these tax exemptions and the expiration of our remaining tax exemptions will cause our effective tax rate to increase. In addition, so long as we continue to recognize share-based compensation expense in future periods, our effective tax rate will exceed the statutory tax rate as a result of such expense, since share-based compensation is not deductible for PRC tax purposes. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time which, depending on applicable law, may be entitled to certain tax incentives, including tax exemptions. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, some of our PRC subsidiaries and affiliated entities have accumulated tax loss carryforwards that have not previously been recognized as deferred tax assets because there was significant uncertainty as to whether we would be able to realize the benefit from those loss carryforwards. To the extent permitted by PRC tax rules, we may undertake further reorganizations or transactions among our subsidiaries and affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits.

     Our foreign-invested Chinese subsidiary, Tech JV, has been granted a preferential 30% EIT rate with no expiration date.

     We do not expect the corporate restructuring we completed in May 2004 to affect our future effective tax rates.

Critical Accounting Policies

     We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

     We operate and manage our various businesses as a single segment. Since we primarily generate our revenues from customers in the PRC, we do not account for our results of operations on a geographical basis. Since many of our management and staff provide services with respect to many or all of our businesses, and since our infrastructure and operations are designed to facilitate all of our businesses as an integrated unit, we are unable to allocate costs among our various businesses or present our financial results in terms of multiple business segments.

     Income taxes

     We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or SFAS No. 109. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change.

     We provide a valuation allowance on our deferred tax assets to the extent we consider it to be more likely than not that we will be unable to realize all or part of such assets. Our future realization of our deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which temporary differences reverse or before our tax loss carryforwards expire, the outlook for the Chinese economy and overall outlook for our industry. We consider these factors at each balance sheet date and determine whether valuation allowances are necessary.

     We had deferred tax assets of RMB2.2 million as of December 31, 2002, RMB4.6 million as of December 31, 2003 and RMB7.8 million (US$0.9 million) as of December 31, 2004.

     As of December 31, 2002, 2003 and 2004, we recognized aggregate valuation allowances of RMB6.0 million, RMB7.8 million and RMB7.1 million (US$0.9 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

     Share-based compensation

     We account for share-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value or market value of our common shares and the amount an employee is required to pay to acquire the shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

     When estimating the fair value of our common shares on the grant date, we review both internal and external sources of information. As we have historically been a private company, the sources we use to determine the fair value of the underlying shares at the date of measurement are subjective in nature and are based on, among other factors:

•	our financial condition as of the date of grant;

•	our financial and operating prospects at that time;

•	comparable market indicators; and

•	an independent third party analysis of the historical value of our underlying common shares.

     We recognized an aggregate of RMB35.2 million in deferred share-based compensation in 2000 in connection with our issuance of restricted common shares to each of our founders in that year. As these shares were placed in escrow and were subject to repurchase by us between 2000 and 2003 in the event of termination of employment by our founders, we considered this arrangement to constitute share-based compensation to be accounted for in accordance with APB No. 25, and accordingly, we amortized all of this deferred share-based compensation as an expense over this period. This resulted in share-based compensation expense related to these issuances of RMB8.8 million in 2001, RMB8.8 million in 2002 and RMB4.6 million in 2003. All such shares have subsequently been released from escrow and we will not recognize additional share-based compensation expense with respect to these issuances.

     In addition, we recognized an aggregate of RMB76.9 million (US$9.3 million) in immediate or deferred share-based compensation in 2003 and 2004 in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in additional share-based compensation expense of RMB14.1 million in 2003 and RMB20.5 million (US$2.5 million) in 2004. The remaining balance of RMB40.2 million (US$4.9 million) in deferred share-based compensation as of December 31, 2004 will be amortized from January 2005 through February 2008. We have a stock option plan under which we expect to grant stock options to directors, management and employees in the future. We do not intend to make future grants of options at exercise prices that are below the estimated fair market value of our common shares on the date of grant.

     In December 2004, the FASB issued SFAS No. 123R that requires companies to expense the value of employee stock options and similar awards. We plan to adopt SFAS No. 123R beginning January 1, 2006. For additional information on SFAS No. 123R, see “Item 5. — Operating and Financial Review and Prospects — Contractual Obligations — Recent Accounting Pronouncements.”

     Basis for consolidation and our relationships with our affiliated variable interest entities

     We consolidate 100% of the interests of all of our subsidiaries and affiliated entities.

     Historically, certain of our operations were conducted by two affiliated entities, Run An and Qian Cheng, in which we have not held any equity interest. These entities were, and continue to be, wholly owned, directly and indirectly, by two of our executive officers. We entered into contractual arrangements with these two entities under which we bore all of their economic risk and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Run An and Qian Cheng under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46.

     FIN 46 requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Run An and Qian Cheng, we were considered the primary beneficiary of Run An and Qian Cheng, and all of their interests have been consolidated in our financial statements. In addition, as a result of our consolidation of Qian Cheng, its minority interests in Tech JV and its subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Run An and Qian Cheng have been eliminated upon consolidation.

     In connection with our restructuring in May 2004, we terminated or modified the agreements referred to above and entered into new agreements with these entities and RAL, a new entity formed by two of our executive officers. We bear all of the economic risks and receive all of the economic rewards of these entities under these agreements. Consequently, we expect to consolidate the interests of RAL and continue to consolidate the interests of Run An and Qian Cheng under FIN 46. In the opinion of Jun He Law Offices, our PRC legal counsel, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

     We do not believe that our restructuring will have an impact on our financial statements or how our results are reported in the future. For additional information with respect to our relationships with RAL, Run An and Qian Cheng, see “Item 4. — Information on the Company — Organizational Structure.”

     Allowances for doubtful accounts

     We provide general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Long-lived assets

     Our accounting for long-lived assets, including property and equipment, is described in note 2(g) to our consolidated financial statements included elsewhere in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future cash flows attributable to them. During each of the years ended December 31, 2002, 2003 and 2004, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Results of Operations

     The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2002		2003		2004
	RMB	%	RMB	%	RMB	%
Revenues:
Print advertising	116,989,356	74.0%	182,606,297	65.2%	300,651,791	65.9
Online recruitment services	28,938,327	18.3	76,960,121	27.5	111,508,533	24.4
Executive search	9,726,300	6.2	15,748,331	5.6	24,907,914	5.5
Other human resource related revenues	9,895,734	6.3	18,019,611	6.4	42,875,597	9.4

Total revenues	165,549,717	104.8	293,334,360	104.7	479,943,835	105.2
Less: Business and related tax	(7,510,017)	(4.8)	(13,215,419)	(4.7)	(23,823,953)	(5.2)

Net revenues	158,039,700	100.0	280,118,941	100.0	456,119,882	100.0

Cost of services	(92,220,940)	(58.4)	(151,477,142)	(54.1)	(224,606,635)	(49.2)

Gross profit	65,818,760	41.6	128,641,799	45.9	231,513,247	50.8

Operating expenses:
Sales and marketing	(24,356,157)	(15.4)	(38,619,523)	(13.8)	(67,271,096)	(14.7)
General and administrative.	(30,382,850)	(19.2)	(38,135,612)	(13.6)	(55,175,493)	(12.1)
Share-based compensation — share option	—	—	(13,482,546)	(4.8)	(18,678,238)	(4.1)
Share-based compensation — founder shares	(8,808,931)	(5.6)	(4,622,466)	(1.7)	—	—

Total operating expenses	(63,547,938)	(40.2)	(94,860,147)	(33.9)	(141,124,827)	(30.9)

Income (loss) from operations	2,270,822	1.4	33,781,652	12.1	90,388,420	19.8
Interest and investment income	462,376	0.3	930,288	0.3	2,846,422	0.6
Other income (expense)	(46,590)	(0.0)	1,080,334	0.4	1,966,374	0.4

Income (loss) before income tax provision	2,686,608	1.7	35,792,274	12.8	95,201,216	20.9
Income tax benefit (expense)	1,259,194	0.8	(3,192,011)	(1.1)	(34,058,184)	(7.5)

Net income (loss)	3,945,802	2.5%	32,600,263	11.7%	61,143,032	13.4%

Other Financial Information:
Aggregate share-based compensation expense(1)	(8,808,931)	(5.6%)	(18,701,563)	(6.7%)	(20,489,734)	(4.5%)

(1)	Aggregate share-based compensation expense includes share-based compensation expense attributable to cost of services and operating expenses.

     2004 compared to 2003

     Total revenues. Our total revenues increased 63.6% to RMB479.9 million (US$58.0 million) in 2004 from RMB293.3 million in 2003. This increase was primarily due to the growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:

•	Print advertising. Our print advertising revenues increased 64.6% to RMB300.7 million (US$36.3 million) in 2004 from RMB182.6 million in 2003. This increase was primarily due to significant growth in recruitment advertisements placed in our editions of Career Post Weekly, which reflected the revenue contribution of the three new markets we entered in 2004, and our increased penetration of our existing markets through greater direct sales and marketing efforts. As a result, our estimated number of print advertising pages increased 94.2% to 9,001 in 2004 from 4,635 in 2003. The increase in revenues was largely driven by the increase in the number of print advertising pages, which was partially offset by a decline in our overall average revenue per page. Our overall average revenue per page declined primarily due to an increase in revenue contribution from some of our markets that generally have lower local prices for recruitment advertisement compared to those which we realize on average in our other markets and additional revenue contribution from three new, lower priced markets.

•	Online recruitment services. Our online recruitment services revenues increased 44.9% to RMB111.5 million (US$13.5 million) in 2004 from RMB77.0 million in 2003. This increase was primarily attributable to significant growth in the number of unique employers using our online recruitment services, partially offset by a decrease in our average revenue per unique employer. We estimate that the number of unique employers using our online recruitment services increased 51.9% to 39,317 in 2004 from 25,880 in 2003, primarily as a result of increased sales and marketing efforts promoting our www.51job.com website and online recruitment services. We estimate that our average revenue per unique employer decreased to RMB2,836 in 2004 from RMB2,974 in 2003. This was primarily the result of price reductions in 2004 for certain online products, generally in the form of discounted introductory and promotional online recruitment services packages, as well as a significant increase in the number of first-time online customers, who generally purchase basic, lower priced recruitment advertisements.

•	Executive search. Our executive search revenues increased 58.2% to RMB24.9 million (US$3.0 million) in 2004 from RMB15.7 million in 2003, primarily as a result of greater sales and marketing efforts.

•	Other human resource related revenues. Our revenues from other human resource related services increased 138% to RMB42.9 million (US$5.2 million) in 2004 from RMB18.0 million in 2003. This increase was primarily driven by growth in training revenues due to an increase in the number of seminars and human resource conferences we conducted in 2004. In addition, revenues in 2004 reflected the contribution of new services we introduced in mid-2003, including our eHR human resource management software and business process outsourcing services, which gained increasing customer acceptance in 2004. In November 2004, we discontinued the sale of stationery and offices supplies to our business customers which contributed revenues of RMB2.2 million in 2003 and RMB12.7 million (US$1.5 million) in 2004.

     Net revenues and business tax. Our net revenues increased 62.8% to RMB456.1 million (US$55.1 million) in 2004 from RMB280.1 million in 2003. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB23.8 million (US$2.9 million) in 2004 and RMB13.2 million in 2003.

     Cost of services. Our cost of services increased 48.3% to RMB224.6 million (US$27.1 million) in 2004 from RMB151.5 million in 2003. The majority of this increase was represented by printing related expenses associated with the expansion of Career Post Weekly. In addition, our employee compensation expense increased primarily due to the hiring of additional staff to support our growing operations. Our cost of services in 2004 also included an increase in share-based compensation expense to approximately RMB1.8 million (US$0.2 million) from RMB0.6 million in 2003. Our cost of services declined as a percentage of revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.

     Gross profit. As a result of the above factors, our gross profit increased 80.0% to RMB231.5 million (US$28.0 million) in 2004 from RMB128.6 million in 2003. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 50.8% in 2004 compared to 45.9% in 2003.

     Operating expenses. Our total operating expenses increased 48.8% to RMB141.1 million (US$17.1 million) in 2004 from RMB94.9 million in 2003. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:

•	Sales and marketing expenses. Our sales and marketing expenses increased 74.2% to RMB67.3 million (US$8.1 million) in 2004 from RMB38.6 million in 2003. This increase was due to the hiring of additional sales and marketing personnel, commissions to sales personnel, increased spending on advertising and promotional campaigns, and the addition of three new offices in Changsha, Hefei and Ningbo in 2004. Our advertising and promotion expenses in 2004 increased 75.2% to RMB12.4 million (US$1.5 million) from RMB7.1 million in 2003 as we increased our use of direct marketing, event marketing and other forms of promotion principally in connection with our expansion into new markets. We expect that sales and marketing expenses will continue to increase as we expand our businesses.

•	General and administrative expenses. Our general and administrative expenses increased 44.7% to RMB55.2 million (US$6.7 million) in 2004 from RMB38.1 million in 2003. This increase was primarily due to costs incurred in connection with the operation of the three new offices opened in 2004, including rent, additional payroll and office equipment. In addition, the increase reflected compensation to additional office staff, professional services expenses, and depreciation and amortization.

•	Share-based compensation. Our share-based compensation expense included in operating expenses increased 3.2% to RMB18.7 million (US$2.3 million) in 2004 from RMB18.1 million in 2003. This increase was due to our recognition of RMB6.6 million (US$0.8 million) of additional deferred share-based compensation in 2004, principally as a result of the sale of common shares to one of our directors at a price below fair market value, which was partially offset by the full amortization of the deferred share-based compensation that we recognized in connection with our issuance of common shares to our founders in 2000. For further discussion with respect to our share-based compensation, see “— Critical Accounting Policies — Share-based compensation.”

     Interest and investment income. Our interest and investment income increased 206% to RMB2.8 million (US$0.3 million) in 2004 from RMB0.9 million in 2003 due to higher cash balances of outstanding bank deposits.

     Income tax expense. We recorded an income tax expense of RMB34.1 million (US$4.1 million) in 2004 compared to RMB3.2 million in 2003. Both our income tax expense and effective tax rate increased significantly in 2004. These increases were primarily the result of an overall increase in taxable income we recognized in the period and the expiration of tax exemptions with respect to certain subsidiaries of AdCo. In addition, share-based compensation expense is not deductible for purposes of calculating PRC enterprise income tax, causing our effective income tax rate in 2004 to exceed our statutory enterprise income tax rate of 33%.

     Net income. As a result of the above factors, our net income increased 87.6% to RMB61.1 million (US$7.4 million) in 2004 from RMB32.6 million in 2003.

     2003 compared to 2002

     Total revenues. Our total revenues increased 77.2% to RMB293.3 million in 2003 from RMB165.5 million in 2002. This increase was primarily due to the growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:

•	Print advertising. Our print advertising revenues increased 56.1% to RMB182.6 million in 2003 from RMB117.0 million in 2002. This increase was primarily due to a significant increase in recruitment advertisements placed in our editions of Career Post Weekly as we entered into three new markets and increased our penetration of our existing markets. We estimate that the number of print advertising pages increased 45.9% to 4,635 in 2003 from 3,176 in 2002. The prices that we charged for our print advertising in each city remained generally stable. However, price levels vary from city to city. We estimate that our overall average revenue per page increased in 2003 as we generated higher volumes in certain cities in which prices were higher than our average.

•	Online recruitment services. Our online recruitment services revenues increased 166% to RMB77.0 million in 2003 from RMB28.9 million in 2002. This increase was attributable to both growth in the number of unique employers using our online recruitment services as well as an increase in our average revenue per unique employer. We estimate that our number of unique employers increased 56.9% to 25,880 in 2003 from 16,497 in 2002. This growth primarily consisted of an increase in employers placing recruitment advertisements on www.51job.com and, to a lesser extent, reflected an increase in the use of our eHire web-based online resumé and recruitment management platform. We estimate that our average revenue per unique employer increased to RMB2,974 in 2003 from RMB1,754 in 2002. Our average revenue per unique employer increased as a result of purchases of higher priced online advertising and other online recruitment services that we added to our product line in 2003, as well as a migration of customers to higher priced products, partially offset by an increase in new online customers, who generally purchase basic, lower priced recruitment advertisements.

•	Executive search. Our executive search revenues increased 61.9% to RMB15.7 million in 2003 from RMB9.7 million in 2002, primarily as a result of greater sales and marketing efforts and also, we believe an increased acceptance by employers of executive search as a recruitment tool.

•	Other human resource related revenues. Our revenues from other human resource related services increased 82.1% to RMB18.0 million in 2003 from RMB9.9 million in 2002. This increase was primarily driven by growth in training revenues due to an increase in the number of seminars and human resource conferences we conducted. In addition, the increase reflected the introduction in 2003 of our eHR human resource management software and our business process outsourcing services.

     Net revenues and business tax. Our net revenues increased 77.2% to RMB280.1 million in 2003 from RMB158.0 million in 2002. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB13.2 million in 2003 and RMB7.5 million in 2002.

     Cost of services. Our cost of services increased 64.3% to RMB151.5 million in 2003 from RMB92.2 million in 2002. The majority of this increase was represented by printing related expenses associated with the expansion of Career Post Weekly. In addition, our employee compensation expense increased primarily due to expansion of our staff to support our growing operations. Our cost of services in 2003 also included share-based compensation expense in the amount of approximately RMB0.6 million. Our cost of services declined as a percentage of revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.

     Gross profit. As a result of the above factors, our gross profit increased 95.4% to RMB128.6 million in 2003 from RMB65.8 million in 2002. Our gross profit margin was 45.9% in 2003 compared to 41.6% in 2002.

     Operating expenses. Our operating expenses increased to RMB94.9 million in 2003 from RMB63.5 million in 2002. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as our share-based compensation expense in 2003. Our operating expenses consisted of:

•	Sales and marketing expenses. Our sales and marketing expenses increased 58.6% to RMB38.6 million in 2003 from RMB24.4 million in 2002. This increase was due to the hiring of additional sales and marketing personnel, increases in commissions paid to sales personnel, increases in expenses incurred for direct marketing and promotional campaigns, the opening of three new offices in Qingdao, Chongqing and Harbin, and the introduction of new human resource services in 2003. We calculate the commissions paid to sales personnel based on a percentage of total revenues generated by the employee. This percentage varies depending on the service that is sold. In addition, we pay bonuses to account executives for achieving certain sales targets. In 2003, our advertising and promotion expenses increased 75.0% to RMB7.1 million from RMB4.0 million in 2002 as we increased our use of direct marketing, event marketing and other forms of promotion principally in connection with our expansion into new markets. We expect that sales and marketing expenses will continue to increase as we grow our businesses.

•	General and administrative expenses. Our general and administrative expenses increased 25.5% to RMB38.1 million in 2003 from RMB30.4 million in 2002. This increase was primarily due to depreciation and to costs incurred in connection with the opening of three new offices, including rent, the hiring of new personnel and the purchase of office supplies.

•	Share-based compensation. Our share-based compensation expense included in operating expenses increased 105% to RMB18.1 million in 2003 from RMB8.8 million in 2002. This increase was due to the recognition of RMB13.5 million in share-based compensation expense in connection with the grant of options and extension of the exercise period of options in 2003. This was partially offset by a 47.5% decrease in share-based compensation expense recognized in connection with the issuance of common shares to our founders in 2000, to RMB4.6 million in 2003 from RMB8.8 million in 2002, since the amortization of deferred share-based compensation relating to these shares ended when our repurchase arrangement with our founders with respect to these shares terminated in October 2003. Our share-based compensation expense is based on our determination of the fair market value of our common shares at the time we issued restricted common shares to our founders or at the time we granted employee share options in each year, as the case may be.

     Interest and investment income. Our interest and investment income increased 101% to RMB0.9 million in 2003 from RMB0.5 million in 2002, as we invested a portion of our excess cash in an interest bearing bank deposit.

     Income tax benefit (expense). We recorded an income tax expense of RMB3.2 million in 2003 compared to an income tax benefit of RMB1.3 million in 2002. In 2002, we reversed certain valuation allowances provided on deferred tax assets, following our determination that sufficient taxable income existed to utilize deferred tax assets that we had previously considered unusable.

     Net income. As a result of the above factors, our net income increased 726% to RMB32.6 million in 2003 from RMB3.9 million in 2002.

     Unaudited Quarterly Results of Operations

     We have presented our unaudited quarterly results of operations for the four fiscal quarters of 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented. Because the recruitment advertising and human resource industries in China are new and rapidly evolving, and because our business is also relatively new, operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

     In January 2005, we discovered a clerical error that affected previously reported results for the second and third quarters of 2004. The adjustments arose because, in the course of automating certain accounting processes, an accounting clerk erroneously made manual adjustments that duplicated the automated entries. The adjustment to the second quarter of 2004 reduced previously reported revenues by RMB1.3 million (US$157,000) and previously reported net income by RMB0.8 million (US$94,000). The adjustment to the third quarter of 2004 reduced previously reported revenues by RMB2.2 million (US$262,000) and previously reported net income by RMB1.4 million (US$169,000). The following table presents our unaudited quarterly results of operations for 2004 reflecting the adjustments:

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
	RMB	RMB	RMB	RMB
Revenues:
Print advertising	75,342,560	73,917,149	77,447,042	73,945,040
Online recruitment services	24,060,419	25,486,487	32,331,687	29,629,940
Executive search	3,519,745	7,313,420	8,059,322	6,015,427
Other human resource related revenues	7,024,741	10,052,557	14,999,238	10,799,061

Total revenues	109,947,465	116,769,613	132,837,289	120,389,468

Net revenues	104,855,738	111,014,552	126,074,939	114,174,653

Cost of services	(53,611,580)	(54,153,549)	(58,357,971)	(58,483,535)

Gross profit	51,244,158	56,861,003	67,716,968	55,691,118

Operating expenses:
Sales and marketing	(13,603,702)	(15,886,445)	(17,665,878)	(20,115,071)
General and administrative	(15,170,955)	(12,209,298)	(14,188,341)	(13,606,899)
Share-based compensation — share option	(8,755,475)	(3,289,293)	(3,344,675)	(3,288,795)

Total operating expenses	(37,530,132)	(31,385,036)	(35,198,894)	(37,010,765)

Income from operations	13,714,026	25,475,967	32,518,074	18,680,353

Income before income tax provision	14,029,366	26,114,956	34,213,906	20,842,988

Income tax expense	(5,216,883)	(9,713,258)	(10,351,655)	(8,776,388)

Net income	8,812,483	16,401,698	23,862,251	12,066,600

Other Financial Information:
Aggregate share-based compensation expense(1)	(9,258,698)	(3,751,695)	(3,790,675)	(3,688,666)

(1)	Aggregate share-based compensation expense includes share-based compensation expense attributable to cost of services and operating expenses.

B. Liquidity and Capital Resources

     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Liquidity

     Our liquidity has been principally affected by our significant increases in net cash from operating activities, our net cash inflow from the sale of Series A preference shares in 2002 and from our initial public offering in 2004, and our purchases of property, equipment and software.

     The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net cash provided by operating activities	22,254,219	65,966,668	105,812,412	12,784,682
Net cash used in investing activities	(9,651,858)	(20,343,047)	(13,804,765)	(1,667,947)
Net cash provided by financial activities	25,819,211	746,227	640,964,309	77,443,884
Net increase in cash	38,298,181	46,446,812	733,208,100	88,589,151

     Cash flows from operating activities. Our increase in net cash provided by operating activities from 2002 to 2004 was primarily the result of a significant increase in net income. The substantial majority of this increase was due to growth in our print advertising revenues and our online recruitment services revenues. Our increase in net cash provided by operating activities in 2004 also reflected an adjustment of RMB20.5 million (US$2.5 million) for share-based compensation expense and RMB24.6 million (US$3.0 million) in taxes payable.

     Cash flows from investing activities. Our net cash used in investing activities from 2002 to 2004 reflected purchases of property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses and the opening of offices in new cities. We established six new offices in 2002, three new offices in 2003 and three new offices in 2004. In 2003, our net cash used in investing activities reflected our investment of RMB10.7 million of our excess cash in an interest bearing bank deposit. Our net cash used in investing activities in 2004 included RMB635.5 million (US$76.8 million) of cash proceeds from our initial public offering in interest bearing bank deposits.

     Cash flows from financing activities. Our net cash provided by financing activities has been primarily affected by the sale of Series A preference shares in 2002 and our initial public offering in 2004. In 2002, we received net proceeds of RMB25.8 million from the sale of 2,999,904 Series A preference shares. Our net cash provided by financing activities in 2003 consisted of proceeds from the exercise of stock options by certain directors and executive officers. In 2004, our net cash provided by financing activities consisted of net proceeds of RMB635.5 million (US$76.8 million) from the sale of 6,037,500 ADSs in our initial public offering and RMB5.5 million (US$0.7 million) proceeds from the exercise of warrants to purchase Series A preference shares by one of our principal shareholders and from the exercise of options by certain directors and officers.

Capital resources

     We have financed our operations primarily through cash flows from operations as well as equity investments by certain of our founders and current shareholders. To date, we have not financed our operations through significant borrowings, and as of December 31, 2004, we had no material debt obligations outstanding to unrelated parties.

     Our external financing has consisted primarily of the proceeds from our initial public offering and the sale of our Series A preference shares and warrants to purchase Series A preference shares. In October 2004, we raised net proceeds of RMB635.5 million (US$76.8 million) from the sale of 6,037,500 ADSs in our initial public offering. From June 2000 to January 2002, we sold an aggregate of 13,678,466 Series A preference shares for aggregate net proceeds of approximately US$14.0 million (RMB116.4 million), including a warrant to purchase 10,000 Series A preference shares which was exercised in May 2001. We also issued warrants to purchase 380,000 Series A preference shares which were exercised in March 2004. All of the warrants have been exercised and all Series A preference shares were converted into an aggregate of 14,058,466 of our common shares upon the completion of our initial public offering in 2004. Our operations from inception through 2000 were financed primarily by equity and debt financing from our chief executive officer and director, Rick Yan, as well as equity financing by our other three founders.

     Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to pay us any cash it receives as dividends or other distributions with respect to its minority shareholding in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC counsel’s opinion as to their enforceability, see “Item 4. — Information on the Company — Organizational Structure.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual arrangements or dividends, we may be unable to effectively finance our operations.

     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

     We do not have any material commitments for capital expenditures. For a discussion of our capital expenditures, see “Item 4. — Information on the Company — History and Development of the Company.”

C. Research and Development

     We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2002, 2003 or 2004.

D. Trend Information

     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2002 to December 31, 2004 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

     We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

     Our contractual cash obligations consist largely of obligations under property lease agreements for office premises. Our other contractual cash obligations consist primarily of operating leases for computers. Payments made under operating leases, net of any incentive discounts that we receive from the leasing company, are charged to our income statement on a straight-line basis over the lease periods.

     We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of Career Post Weekly, the lease of office premises, and the lease of computers and other equipment. The following table sets forth our future minimum payments with respect to such agreements as of December 31, 2004:

	Publication	Office
	fees	premises	Other	Total
	RMB	RMB	RMB	RMB
Less than one year	42,780,042	14,399,942	612,000	57,791,984
1-3 years	29,022,500	8,680,437	—	37,702,937
3-5 years	1,200,000	—	—	1,200,000
More than 5 years	—	—	—	—

Total	73,002,542	23,080,379	612,000	96,694,921

     Our publication fees and office lease agreements are generally for a term of two years. We expect to renew substantially all of these agreements as they expire, although we cannot predict the terms and conditions of such renewals.

     Rental expenses incurred under operating leases were RMB9.7 million in 2002, RMB10.5 million in 2003 and RMB13.9 million (US$1.7 million) in 2004.

     WFOE, our wholly owned PRC subsidiary, entered into equity pledge agreements with the shareholders of Qian Cheng and RAL, respectively. Under each of these equity pledge agreements, WFOE has an option, exercisable during a term of ten years, to purchase the equity interests in each of Qian Cheng and RAL, respectively, when and if, and at the lowest price, permitted by PRC law. At the end of the term, if and to the extent these options have not been exercised, WFOE is obligated to purchase the maximum amount of the equity interest in Qian Cheng and RAL, respectively, as permitted by applicable PRC law. For a detailed description of these equity pledge agreements, see “Item 4. — Information on the Company — Organizational Structure — Contractual Arrangements Among Our Group Entities.”

     We do not have material contractual obligations in currencies other than Renminbi.

Recent Accounting Pronouncements

     In March 2004, the Emerging Issue Task Force, or EITF, reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF No. 03-01. EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirements under the EITF are effective for financial statements for 2004. We do not expect that the adoption of the recognition and measurement requirements of EITF No. 03-01 will have a material effect on our financial position or results of operations.

     In June 2004, the EITF reached a consensus on Issue No. 02-14, “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means,” or EITF No. 02-14. EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. We do not expect that the adoption of EITF No. 02-14 will have a material effect on our historical financial position or results of operations.

     In September 2004, the EITF reached a consensus on Issue No. 04-01, “Accounting for Pre-existing Relationships between the Parties to a Business Combination,” or EITF No. 04-01, and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship is required to be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on our financial position or results of operations.

     On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29,” or SFAS No. 153. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a material effect on our financial position or results of operations.

     In December 2004, the FASB issued its final standard on “Accounting for Stock-Based Compensation,” FASB Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, that requires companies to expense the value of employee stock options and similar awards. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under SFAS No. 123R, share-based compensation will be (1) measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and (2) required as awards vest. SFAS No. 123R is effective for public companies for their annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS No. 123R, we could select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123 be charged to expense without any change in previously calculated measurement; (2) a variation of the modified prospective method, where in addition to (1), we restate for prior interim periods using prior SFAS No. 123 pro forma disclosure amounts; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under SFAS No. 123.

     We plan to adopt SFAS No. 123R beginning January 1, 2006 and select the modified prospective method as the transitional method. Upon adoption, we believe our share-based compensation expense relating to the unvested portion of the outstanding grants will be recognized based on the fair value of the options as determined under SFAS No. 123 as disclosed in note 2(m) to our consolidated financial statements included elsewhere in this annual report. New options to be issued after the effective date will be recognized based on the provisions of SFAS No. 123R.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The names of our current directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	75	Chairman of the board (independent director)
Rick Yan	42	Director, chief executive officer, president and secretary
David K. Chao(1) (2)	38	Director
Shan Li(1) (3)	41	Independent director
Charles E. Phillips, Jr. (2) (3)	45	Independent director
Kathleen Chien	35	Chief financial officer and senior vice president
Michael Lei Feng	36	Senior vice president
Norman Lui	34	Vice president
Tao Wang	42	Vice president
David Weimin Jin	35	Vice president
Jones Haijun Yu	32	Vice president

(1)	Member of audit committee

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

     There are no family relationships among any of the directors or executive officers of our company.

     The business address of each of our directors and executive officers listed below is 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China.

Biographical Information

     Donald L. Lucas is the chairman of the board of directors of our company. Mr. Lucas became an independent director of our company in February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., Macromedia, Inc., Oracle Corporation and PDF Solutions, Inc. He also serves as a director for several privately held companies. Mr. Lucas is the chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.

     Rick Yan is a director, chief executive officer and president of our company. Mr. Yan has been a director and chief executive officer of our company since 2000. Mr. Yan is responsible for our overall strategy and management. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France. Mr. Yan was an investor and advisor of our company from its inception and prior to his appointment as chief executive officer. Prior to joining our company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong

Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year.

     David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM — Doll Capital Management, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of one of the largest mobile virtual network operators in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit, Japan’s largest human resource advertising and services company. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. He also serves on the board of directors of Legend Capital and the board of advisors for Red Herring.

     Shan Li is a director of our company. Mr. Li became an independent director of our company in February 2004. Mr. Li holds a Bachelor of Science degree in Management Information Systems from Qinghua University, a Master’s degree in Economics from the University of California at Davis and a Ph.D. in Economics from the Massachusetts Institute of Technology. Mr. Li is a veteran of the banking industry, having held various executive positions with Goldman Sachs, Lehman Brothers, Credit Suisse First Boston and China Development Bank. Mr. Li is currently the chief executive officer of Bank of China International Holdings.

     Charles E. Phillips, Jr. is a director of our company. Mr. Phillips became an independent director of our company in May 2004. Mr. Phillips holds a Bachelor of Science degree in Computer Science from the United States Air Force Academy, a Master of Business Administration degree in Finance from Hampton University in Virginia and a J.D. from New York Law School. Mr. Phillips is President and a director of Oracle Corporation with responsibilities for field operations and customer-facing activities, including consulting, marketing, partners and sales as well as corporate strategy and business development. Prior to joining Oracle in 2003, Mr. Phillips worked in the Institutional Securities Division of Morgan Stanley for nine years and at various other investment banks for eight years. He was ranked the number one enterprise software industry analyst by Institutional Investor magazine each year from 1994 to 2002.

     Kathleen Chien is chief financial officer and a senior vice president of our company. Ms. Chien joined our company in 1999. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community.

     Michael Lei Feng is a senior vice president of our company. Mr. Feng has been with our company since its inception. Mr. Feng received his Bachelor of Arts and Bachelor of Science degrees in Law from China Foreign Affairs College. Prior to joining our company, Mr. Feng worked at Bain & Company in Beijing for three years and at the Ministry of Foreign Affairs in China for one year. During his tenure at Bain & Company, Mr. Feng was a consultant to companies in a number of industries and advised them on their China strategies.

     Norman Lui is a vice president of our company. Mr. Lui has been with our company since its inception. Mr. Lui received his Bachelor of Science degree in Electrical Engineering with distinction from Cornell University. Prior to joining our company, Mr. Lui was with Bain & Company for five years, working in the Hong Kong, Beijing and San Francisco offices. During his five-year tenure at Bain & Company, Mr. Lui was a consultant to companies in the consumer products and telecommunications industries with respect to their sales, marketing and operating strategies.

     Tao Wang is a vice president of our company. Mr. Wang joined our company in 2000. Mr. Wang received a Bachelor of Science degree in Math from Shandong University and a Master of Engineering degree from the Second Academy under the PRC Ministry of Aerospace Industry. Mr. Wang also holds a Master of Business Administration degree from the Business School at University of Warwick in the United Kingdom. Prior to joining our company, Mr.

Wang spent four years as a Senior Consultant at Bain & Company. Also, Mr. Wang served as a Representative and the General Manager of a joint venture company in Wuhan for TI Group Asia Pacific. Earlier in his career, Mr. Wang held engineering and project management positions at the Ministry of Aerospace Industry in China.

     David Weimin Jin is a vice president of our company. Mr. Jin joined our company in 2000. He received a Bachelor of Science degree in Engineering from Xidian University. Prior to joining our company, Mr. Jin held sales management positions in large multinational companies, including three years at Shell and one year with Colgate Palmolive.

     Jones Haijun Yu is a vice president of our company. Mr. Yu joined our company in 1998. He received a Bachelor of Science degree in Biochemistry from Wuhan University and in Business Management from Beijing Jiaotong University. Prior to joining our company, Mr. Yu worked as a technician with Guangzhou Zengcheng Biochemical Engineering Company for one year.

B. Compensation

Compensation of Directors and Executive Officers

     In April 2004, we approved an annual director’s fee of US$15,000 for each director. In addition, our directors will receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors will also be reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2004, the aggregate cash compensation to our directors as a group was approximately US$81,000 (RMB134,000). In 2004, we granted options to acquire an aggregate of 414,792 common shares below fair market value to our independent directors, 138,264 of which common shares were purchased immediately upon granting.

     For the year ended December 31, 2004, the aggregate cash compensation to our executive officers as a group was approximately RMB3.6 million (US$0.5 million). We did not grant any options to acquire common shares to our executive officers in 2004. In August 2002, we agreed to pay to Michael Lei Feng certain compensation of approximately US$338,000, payable over ten years. We paid the entire amount of this compensation in March 2004. As a result, we recognized compensation expense of approximately RMB89,000 in 2002, approximately RMB0.3 million in 2003 and approximately RMB2.3 million (US$0.3 million) in 2004 in connection with this payment.

Directors’ and Officers’ Liability Insurance

     We maintain directors’ and officers’ liability insurance for our directors and officers.

Employment Agreements

     We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, each of our executive officers is employed at will, and their employment may be terminated, with or without cause, by either party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our affiliated entities and our subsidiaries, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved, or engage in any other activities that conflict with his or her obligations to us during the term of his or her employment. For the 12-month period after any of these executive officers’ termination of employment with us for any reason, such officer is prohibited from recruiting any of our employees or soliciting or inducing our employees to leave their employment with us.

Stock-Based Compensation Plans

     In 2000, our board of directors and shareholders adopted our 2000 stock option plan. Under this plan, our directors, officers and other employees and consultants are eligible to acquire common shares under options. At the time of adoption, 4,010,666 common shares were reserved for issuance under the plan. In February 2004, our board of directors and shareholders approved an increase in the number of authorized shares reserved under the plan of 1,519,912 common shares, increasing the total number of authorized shares reserved under the plan to 5,530,578 common shares. The plan has a term of ten years but may be terminated earlier by our board of directors.

     Stock options granted under the 2000 stock option plan may be incentive stock options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which do not so qualify.

     The compensation committee of our board of directors administers the plan. Subject to the provisions of the plan and, in the case of a committee, the specific duties delegated by the board of directors to such committee, and subject to the approval of any relevant authorities, the board of directors or the committee so appointed has the authority in its discretion to determine, among other things, the fair market value of the common shares, select optionees, determine the number of common shares to be covered by each award granted under the plan, and the terms and conditions of any options or stock purchase rights granted under the plan.

     Stock options granted under the plan become exercisable at a rate of not less than 20% per year over five years from the date of the option grant. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates within the period of time as specified in the option agreement and, in the absence of a specified time in the option agreement, within twelve months following the optionee’s termination in the case of the optionee’s disability or death, and three months following the optionee’s termination in all other cases.

     In the event of a merger of our company, each outstanding stock option may be assumed or an equivalent option or right may be substituted by the successor corporation. In the event the successor corporation refuses to assume or substitute for the stock option, the outstanding stock options will automatically vest and become exercisable for a period of 15 days, after which the stock options will terminate.

     The following table summarizes the options granted to our directors, executive officers and other employees under our 2000 stock option plan during the periods indicated.

	Common shares
	underlying options
	granted		Exercise price	Date of grant	Date of expiration
			US$
Granted in 2002
Other employees	75,800		0.15	March 1, 2002	November 30, 2007 to February 29,2008
	18,100		0.15	March 15, 2002	November 30, 2007 to February 28,2008

	93,900

Granted in 2003
Kathleen Chien	200,000		0.15	April 1, 2003	March 31, 2009
	460,882		0.50	December 15, 2003	December 14, 2009
David Weimin Jin	65,000		0.15	April 1, 2003	March 31, 2009
Other employees	250,900		0.15	April 1, 2003	March 31, 2009
	5,000		0.15	September 1, 2003	August 31, 2009
	364,450		0.50	December 15, 2003	December 14, 2009

	1,346,232

Granted in 2004
Donald L. Lucas	92,176		1.00	February 17, 2004	February 16, 2010
	138,264	*	1.00	February 28, 2004	Not applicable
Shan Li	92,176		1.00	February 28, 2004	February 27, 2010
Charles E. Phillips, Jr.	92,176		3.25	May 20, 2004	May 19, 2010
Other employees	53,400		1.00	February 28, 2004	February 27, 2010

	468,192

*	These relate to sales of common shares, from those authorized under the stock option plan, below fair market value.

C. Board Practices

     The directors will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, resignation or removal. We have no specific policy with respect to director attendance at our board meetings, committee meetings or annual general meetings of shareholders.

Board Committees

     To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the nominating and corporate governance committee and the compensation committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

     Audit committee

     Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. Since May 2004, the members of our audit committee have been Donald L. Lucas, who acts as the chairman of our audit committee, David K. Chao and Shan Li. Donald L. Lucas and Shan Li are independent directors. Accordingly, the composition of our audit committee complied with Nasdaq Marketplace Rule 4350(a)(5), which required us to establish an audit committee consisting of a majority of independent members within 90 days of the listing of our ADSs. In accordance with our audit committee charter and the requirements of this rule, within one year of our initial public offering, our audit committee must consist solely of independent members.

     Our audit committee will be responsible for, among other things:

•	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	ensuring that it receives from our independent auditor a formal written statement attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	pre-approving any audit and non-audit services, including tax services, to be provided by our independent auditor in accordance with Nasdaq rules;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing with our independent auditor all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent auditor and management;

•	reviewing our policies with respect to risk assessment and risk management;

•	reviewing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law.

     Nominating and corporate governance committee

     Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. Our board of directors has determined that all members of our nominating and corporate governance committee are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. The current members of our nominating and corporate governance committee are Shan Li, who acts as the chairman of our nominating and corporate governance committee, and Charles E. Phillips, Jr.

     Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;

•	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	establishing criteria and processes for, and leading the board and each committee of the board in, its annual performance self-evaluation;

•	reviewing and approving policies and procedures with respect to proposed transactions between us and our related parties, and approving in advance all such related-party transactions; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

     Compensation committee

     Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are David K. Chao, who acts as the chairman of our compensation committee, and Donald L. Lucas and Charles E. Phillips, Jr., both of whom are independent directors. Our board of directors has not made a determination with respect to the independence of Mr. Chao. Under Nasdaq Marketplace Rule 4350(c)(3)(C), our board of directors has appointed David K. Chao, who is not a current officer, employee, or family member of an officer or employee, to our compensation committee, after determining, based on Mr. Chao’s exceptional qualifications and experience in serving this position and the limited number of our independent directors, that his membership on the committee is required by the best interests of our company and our shareholders.

     Our compensation committee will be responsible for, among other things:

•	approving and overseeing the total compensation package for our executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, and administering these plans;

•	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and

•	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.

Duties of Directors

     Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

     The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registering of such shares in our share register.

Interested Transactions

     A director may vote in respect of any contract or transaction in which he is interested, provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee of directors that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

     The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. We do not provide for any termination benefits for the directors, nor do we have other arrangements with the directors for special termination benefits. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Qualification

     There is no shareholding qualification for directors. Further, shareholding qualification for directors may not be fixed by our company in a general meeting.

Terms of Directors and Executive Officers

     At each annual general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. Our next annual general meeting is currently scheduled for May 26, 2005.

Limitation on Liability and Other Indemnification Matters

     Cayman Islands law allows us to indemnify our directors, officers, auditors and trustee acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, auditors and trustee.

     Under our fifth amended and restated memorandum and articles of association adopted on April 26, 2004, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company and must not have acted in a manner willfully or grossly negligent, and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our fifth amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.

     We have entered into indemnification agreements with each of our directors under which we agree to indemnify each of them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses (including attorney’s fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after our receipt of a written demand of such director, we will advance funds for the payment of indemnification of these expenses.

D. Employees

     We had 893 employees, 1,481 employees and 2,333 employees as of December 31, 2002, 2003 and 2004, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2004.

Sales and account management	1,023
Marketing and merchandising	521
Technology and online operations	232
Customer service and production	252
Search and training consultants	117
General and administrative	188

Total	2,333	*

*	Includes 584 temporary, part-time and contract employees.

     We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E. Share Ownership

     As of December 31, 2004, 55,616,679 shares of our common shares were outstanding. There are no different voting rights among our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding the share ownership of our directors and officers, see “Item 7. — Major Shareholders and Related Party Transactions — Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth information with respect to the beneficial ownership of our common shares, taking into account the aggregate number of common shares underlying our outstanding options, as of December 31, 2004, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Common shares
	beneficially owned
	Number(1)	%(2)
Directors and executive officers:
Rick Yan	17,316,000	29.8
David K. Chao(3)	14,381,854	24.8
Michael Lei Feng	5,927,021	10.2
Norman Lui	3,696,000	6.4
Kathleen Chien(4)	2,101,842	3.6
Tao Wang	601,660	1.0
Donald L. Lucas	230,440	*
Shan Li	92,176	*
Charles E. Phillips, Jr.	92,176	*
David Weimin Jin	80,000	*
Jones Haijun Yu	75,000	*
All directors and executive officers as a group	44,594,169	76.7

Principal shareholders:
Rick Yan	17,316,000	29.8
Entities affiliated with Doll Capital Management(5)	13,980,787	24.1
Michael Lei Feng	5,927,021	10.2
Norman Lui	3,696,000	6.4
Gilder Gagnon Howe & Co. LLC(6)	3,340,034	5.7

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the common shares.

(2)	The number of our common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such person. Percentage of beneficial ownership is based on 58,137,123 shares outstanding as of December 31, 2004, including common shares underlying options outstanding as of this date.

(3)	Includes 401,067 common shares acquired through early exercise of options. The exercise price paid by Mr. Chao to us was recognized as a liability and the shares acquired upon exercise were not considered issued for accounting purposes until vested. Also includes 4,588,208 common shares owned by DCM III, L.P., 121,568 common shares owned by DCM III-A, L.P., 224,175 common shares owned by DCM Affiliates Fund III, L.P., 7,409,098 common shares owned by Doll Technology Investment Fund II, L.P., 411,383 common shares owned by DCM Network Fund, L.P., 760,923 common shares owned by DCM Internet Fund, L.P., and 465,432 Common shares owned by Doll Technology Affiliates Fund II, L.P. The respective general partners of these entities are DCM Investment Management III, L.L.C. and Doll Technology Investment Management II, L.L.C. and share voting and investment power with respect to shares held by each of the limited partnerships. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll, Peter Moran and Robert Theis; the managing members of Doll Technology Investment Management II, L.L.C. are David K. Chao and Dixon R. Doll. Each managing member disclaims beneficial ownership of shares held by the limited partnerships, except to the extent of their respective pecuniary interests therein. Also includes 401,067 common shares owned by David K. Chao.

(4)	Includes 660,882 common shares acquired through early exercise of options. The exercise price paid by Ms. Chien to us was recognized as a liability and the shares acquired upon exercise were not considered issued for accounting purposes until vested.

(5)	Name and number of shares owned by each entity affiliated with Doll Capital Management are described in Note (4) above.

(6)	Based on their Schedule 13G filing with the Securities and Exchange Commission for the period ended December 31, 2004.

*	Less than 1%.

     As of December 31, 2004, 16,292,712 of our common shares, representing 29.3% of our outstanding shares, were held by a total of 22 holders of record with addresses in the United States. As of the same date, 7,245,000 of our ADSs, representing 14,490,000 common shares, or 26.1% of our outstanding shares, were held by a total of four registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

B. Related Party Transactions

Stock Option Grants

     We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our 2000 stock option plan. As of December 31, 2004, there were outstanding options to purchase an aggregate of 2,520,444 common shares in our company. For a description of our 2000 stock option plan and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Access License Agreement with and Warrant Issued to Recruit Company Limited

     On January 1, 2001, 51net entered into an access license agreement with Recruit Company Limited, or Recruit, a Japanese corporation located in Tokyo, Japan. Under this agreement, Recruit agreed to give 51net access to an online recruiting application system developed by Recruit, provide 51net with related technical support and permit 51net to use all the information learned from the access to this system in the designing of a Chinese language online recruiting software application. The agreement has a term of 12 months. As consideration for the access and services received from Recruit, we made a US$60,000 cash payment and issued to Recruit a warrant to purchase 10,000 Series A preference shares at an exercise price of US$1.0417 per share. This is an arms-length transaction, and we believe the access fee we paid to Recruit represented the fair value of the 12-month right of access and the technical services that we received from Recruit. Recruit exercised the warrant and became a holder of 10,000 Series A preference shares in May 2001. Recruit is a limited partner of DCM Internet Fund, L.P. which is managed by the same entity which manages DCM Network Fund, L.P., Doll Technology Affiliates Fund II, L.P. and Doll Technology Investment Fund II, L.P., who collectively own an aggregate of 9,046,836 common shares of our company. David K. Chao, one of our directors, served as an account executive of Recruit, and his employment with Recruit terminated 15 years before the execution of this access license agreement.

Michael Lei Feng Share Repurchase and Certain Compensation

     In August 2002, we agreed to repurchase 380,000 common shares from Michael Lei Feng, an executive officer of our company, for aggregate consideration of US$57,000. As a result, in 2002 and 2003, we recorded the amount due with respect to this repurchase as a liability on our balance sheet. This amount was paid in March 2004. In addition, in August 2002, we agreed to pay to Michael Lei Feng certain compensation of approximately US$338,000, payable over ten years. The amount of this compensation was determined in part on the basis of our evaluation of Michael Lei Feng’s service and contribution as a key officer responsible for our operations and his assumption of the responsibilities and obligations associated with being a majority equity holder of our affiliated entities, Run An and Qian Cheng. We paid the entire amount of this compensation in March 2004 with the proceeds we received from the exercise of warrants that we issued to seven entities affiliated with DCM. As a result, we recognized compensation expense of approximately RMB89,000 in 2002, approximately RMB0.3 million in 2003 and approximately RMB2.3 million (US$0.3 million) in 2004.

Warrants Issued to Entities Affiliated with DCM

     In connection with the 2002 common share repurchase from Michael Lei Feng, in August 2002, we issued warrants to seven entities affiliated with DCM for the purchase of 380,000 Series A preference shares. These warrants were issued for no consideration, and, as a result, in 2002, we recorded this issuance as a deemed dividend distribution to these entities of RMB1.3 million. To induce the entities affiliated with DCM to accept these warrants, we issued these warrants for no consideration. These warrants were exercisable at US$1.0417 per Series A preference share. In March 2004, all seven of these entities exercised their warrants and became registered holders of an aggregate of 380,000 Series A preference shares, and we used the proceeds from the exercise of these warrants to make the cash payments to Michael Lei Feng described in the previous paragraph. The seven entities and the number of Series A preference shares that they acquired in this warrant exercise are as follows: DCM III, L.P., 124,708 Series A preference shares, DCM III-A, L.P., 3,304 Series A preference shares, DCM Affiliates Fund III, L.P., 6,093 Series A preference shares, Doll Technology Investment Fund II, L.P., 201,381 Series A preference shares, DCM Network Fund, L.P.,

11,181 Series A preference shares, DCM Internet Fund, L.P., 20,682 Series A preference shares, and Doll Technology Affiliates Fund II, L.P., 12,651 Series A preference shares. Upon the completion of our initial public offering in 2004, all outstanding Series A preference share were converted into common shares.

Loans and Advances

     In 2000, Rick Yan, a director and chief executive officer of our company, made a loan to us in the principal amount of RMB3,476,214 for working capital purposes. In 2003, we recorded an additional loan from Mr. Yan in the principal amount of RMB887,550 for working capital purposes. These loans were unsecured, non-interest bearing and had no definite maturity.

     In 2003, we recorded RMB333,882 as loans made to us to account for the exercise price of certain options exercised by Kathleen Chien, our chief financial officer, and David K. Chao, one of our directors. Because the shares underlying the exercised options were not vested at the time of the exercise, the exercise price paid by Ms. Chien and Mr. Chao to us was recognized as a liability, and the exercised shares were not considered issued for accounting purposes. This liability item will be re-characterized as share capital upon vesting of the shares. The amount attributable to Ms. Chien in connection with this item was RMB248,301. The amount attributable to Mr. Chao in connection with this item was RMB85,582.

     In 2004, we recorded RMB1,907,276 as loans made to us to account for the exercise price of certain options by Kathleen Chien, our chief financial officer. Because the shares underlying the exercised options were not vested at the time of exercise, the exercise price paid by Ms. Chien to us was recognized as a liability, and the shares were not considered issued for accounting purposes. This liability item will be re-characterized as share capital upon vesting of the shares.

Transactions Among Our Subsidiaries and Affiliated Entities

     For a description of transactions among our subsidiaries and affiliated entities, see “Item 4. — Information on the Company — Organizational Structure — Contractual Arrangements Among Our Group Entities.”

C. Interests of Experts and Counsel

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 18. — Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

     Beginning in January 2005, several complaints were filed against us, and certain of our senior executive officers and directors, in the United States District Court for the Southern District of New York, following our announcement of anticipated financial results for the fourth quarter of 2004. The complaints seek unspecified damages on alleged violations of federal securities laws during the period from November 4, 2004 to January 14, 2005. The complaints allege violations of the federal securities laws through the issuance of false or misleading statements during the class period covered, including improperly recognizing third quarter advertising revenue and issuing misleading guidance on our fourth quarter results. Plaintiffs have moved to consolidate the cases and to appoint lead plaintiffs. We intend to take all appropriate action in response to these lawsuits.

     From time to time, we undertake legal action against entities that misappropriate the content of our www.51job.com website, including recruitment advertisements and the design of our website, our brands and trademarks, materials from our training courses and other proprietary intellectual property. Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

Dividend Policy

     Since the incorporation of our company in 2000, we have never declared or paid any cash dividends on our common shares, but it is possible that we may declare dividends in the future. We have historically retained earnings to finance operations and the expansion of our business. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our future prospects, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our affiliated entities, and other factors deemed relevant by our board of directors. Any future dividends on our common shares would be declared by and subject to the discretion of our board of directors.

     Holders of ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of common shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

B. Significant Changes

     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Our ADSs, each representing two of our common shares, have been trading on the Nasdaq National Market since September 29, 2004. Our ADSs are traded under the symbol “JOBS.”

     For 2004 (September 29, 2004 through December 31, 2004), the trading price of our ADSs on Nasdaq ranged from US$18.61 to US$55.55 per ADS.

     The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) each of the two most recent fiscal quarters and (2) each of the most recent six months.

	Sales price
	High		Low
Quarterly highs and lows
Fourth quarter 2004	US$	55.55	US$	20.35
First quarter 2005	US$	53.50	US$	14.90

Monthly highs and lows
October 2004	US$	34.05	US$	20.35
November 2004	US$	37.09	US$	26.30
December 2004	US$	55.55	US$	36.86
January 2005	US$	53.50	US$	20.22
February 2005	US$	28.09	US$	20.20
March 2005	US$	23.65	US$	14.90
April 2005 (through April 25, 2005)	US$	18.50	US$	15.75

B. Plan of Distribution

     Not Applicable.

C. Markets

     Our ADSs, each representing two of our common shares, have been trading on the Nasdaq National Market since September 29, 2004 under the symbol “JOBS.”

D. Selling Shareholders

     Not Applicable.

E. Dilution

     Not Applicable.

F. Expenses of the Issue

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not Applicable.

B. Memorandum and Articles of Association

     We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-117194) filed with the Commission on September 29, 2004. Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on April 26, 2004.

C. Material Contracts

     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. — Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

     China’s government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

     Under the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

     Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

     Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E. Taxation

Cayman Islands Taxation

     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

     The following summarizes the material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of our ADSs or common shares.

     Except where noted, this summary deals only with ADSs and common shares that are held as capital assets by U.S. Holders. This summary does not describe all of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark to market method of accounting;

•	persons liable for the alternative minimum tax;

•	persons who own more than 10% of our voting shares; or

•	persons whose “functional currency” is not the U.S. dollar.

     This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder at the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

     A U.S. Holder that holds or is considering the disposition of ADSs or common shares should consult its own tax advisor concerning the U.S. federal income tax consequences as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

     A U.S. Holder is a beneficial owner of ADSs or common shares that is a U.S. person. A U.S. person is a person who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     If a partnership holds ADSs or common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding ADSs or common shares should consult its own tax advisors.

     ADSs

     In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying common shares that are represented by such ADSs. Deposits and withdrawals of common shares in exchange for ADSs will not be subject to U.S. federal income taxation.

     Distributions on ADSs or common shares

     Subject to the discussion under “Passive foreign investment company rules” below, the gross amount of the distributions on the ADSs or common shares will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States,

but does not include an otherwise qualified corporation that is a passive foreign investment company. We believe that we will be a qualified foreign corporation for so long as (1) we are not a passive foreign investment company and (2) the ADSs are listed on the Nasdaq National Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change.

     Dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and for the tax years beginning before January 1, 2007, generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” and for tax years beginning after December 31, 2006, generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes, which may be relevant for certain holders.

     To the extent that the amount of any distribution exceeds our current or accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain. We do not expect to provide U.S. Holders of common shares or ADSs with information regarding the amount of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

     Distributions of ADSs or common shares that are received as part of a pro rata distribution to all of our common shareholders (including ADS holders) will not be subject to U.S. federal income tax. The basis of the new ADSs or common shares so received will be determined by allocating a U.S. Holder’s basis in the old ADSs or common shares between the old ADSs or common shares and the new ADSs or common shares received, based on their relative fair market values on the date of distribution.

     Dividends paid on the ADSs or common shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes, which may be relevant for certain holders.

     Sale, exchange or other disposition of ADSs or common shares

     Subject to the discussion under “Passive foreign investment company rules” below, upon the sale, exchange or other disposition of ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or common shares. A U.S. Holder’s tax basis in an ADS or a common share will be, in general, the price it paid for that ADS or common share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

     Passive foreign investment company rules

     We believe that we were not a passive foreign investment company for 2004 and based on the projected composition of our income and valuation of our assets, we do not expect to be a passive foreign investment company for 2005. In addition, we do not expect to become one in the future, although this may change. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ADSs from time to time, which may be volatile. For a discussion of the risks related to the possible tax effects should we be considered a passive foreign investment company, see “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”

     In general, we will be deemed to be a passive foreign investment company for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

     If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in our company, unless the U.S. Holder makes a mark-to-market election or a qualified electing fund election, as discussed below, such U.S. Holder will be subject to the following special tax rules.

     Gain realized upon the sale or disposition of ADSs or common shares and distributions made to a U.S. Holder by us during a taxable year with respect to the ADSs or common shares that are “excess distributions” (defined generally as the excess of the amount received with respect to the ADSs or common shares in the taxable year over 125% of the average amount received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for the class of U.S. Holder, corporate or non-corporate, in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

     In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or common shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or equity shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq National Market is a qualified exchange.

     If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or common shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs or common shares, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or common shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

     Instead of being subject to the excess distribution rules discussed above, a U.S. holder of shares in a passive foreign investment company alternatively may elect to have the company treated as a qualified electing fund, provided that the company provides certain information to make such an election effective. This option will not be available to U.S. Holders because we do not intend to provide such information to U.S. Holders.

     If a U.S. Holder owns ADSs or common shares during any year that we are a passive foreign investment company, the U.S. Holder must file Internal Revenue Service Form 8621.

     A U.S. Holder should consult its own tax advisors concerning the availability and the making of a mark-to-market election and the U.S. federal income tax consequences of holding the ADSs or common shares if we are deemed to be a passive foreign investment company in any taxable year.

     Information reporting and backup withholding

     In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions on ADSs or common shares made within the United States and to the proceeds of sales of ADSs or common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

Enforceability of Civil Liabilities

     We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

     A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

     We have appointed National Registered Agents, Inc. at 875 Avenue of the Americas, Suite 501, New York, New York 10001, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

     Maples and Calder, our counsel as to Cayman Islands law and Jun He Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

     Maples and Calder has further advised us that a final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

     Jun He Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between the PRC and the country where the judgment is made or in reciprocity between jurisdictions.

F. Dividends and Paying Agents

     Not Applicable.

G. Statements by Experts

     Not Applicable.

H. Documents on Display

     We have previously filed with the Commission our registration statement on Form F-1 and prospectus under the Securities Act of 1933, as amended, with respect to our ADSs.

     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     Our financial statements have been prepared in accordance with U.S. GAAP.

     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

     Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2004, we had cash and cash equivalents of RMB848.3 million (US$102.5 million). Cash and cash equivalents consist of cash on hand and in banks.

     The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2004, approximately 75% of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign exchange risk

     Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. All of the proceeds from our initial public offering are denominated in U.S. dollars.

     We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — The fluctuation of the Renminbi may materially and adversely affect your investment.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

     The following information regarding the use of proceeds relates to the registration statement on Form F-1 (File No. 333-117194) for our initial public offering and sale of 6,037,500 American depositary shares, each representing two of our common shares, for an aggregate offering price of US$84,525,000. Our registration statement was declared effective by the Commission on September 28, 2004.

     We received net proceeds of approximately US$76.8 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering). None of the transaction expenses included payments to directors or officers of our company, persons owning 10% or more of our equity securities or our affiliates.

     We have not utilized any of the net proceeds from our initial public offering. The net proceeds are currently held in interest bearing bank deposits.

     Morgan Stanley & Co. International Limited, UBS Securities LLC, Piper Jaffray & Co. and CLSA Limited were the underwriters for our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations except as disclosed in the following paragraphs.

     A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by us. We have evaluated the effectiveness of our internal control over accounting processes and determined the error referenced below is a result of a material weakness in internal controls. We have taken steps to ensure that the material weakness has been remedied, including establishing additional personnel supervision and checkpoints.

     In January 2005, we discovered a clerical error related to certain accounting processes in which manual adjustments duplicated automated entries. This resulted in adjustments to revenues for online recruitment services for the second and third quarters of fiscal 2004. The adjustment to the second quarter of 2004 reduced previously reported revenues by RMB1.3 million (US$157,000) and previously reported net income by RMB0.8 million (US$94,000). The adjustment to the third quarter of 2004 reduced previously reported revenues by RMB2.2 million (US$262,000) and previously reported net income by RMB1.4 million (US$169,000). See “Item 5. — Operating and Financial Review and Prospects — Overview — Unaudited Quarterly Results of Operations.”

     In addition, in connection with the audit of our financial statements for the year ended December 31, 2004, we have also identified other areas of our internal control over financial reporting that require improvement, including risk management, formal documentation of internal controls and processes, and size and qualification of accounting personnel. We are taking measures to make these improvements as soon as practicable. Our board of directors and the audit committee have been advised of these issues.

     Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission. We are committed to taking appropriate steps for remediation as needed. We have also engaged professional consultants to assist us in performing the evaluation and devising steps for remediation.

Changes in Internal Controls

     Aside from the changes related to the material weakness described above, there were no significant changes to our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has concluded that Mr. Donald Lucas, an independent director, meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission. See “Item 6. — Directors, Senior Management and Employees — Board Practices.”

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have included a copy of our code of business conduct and ethics as an exhibit to this annual report, and posted the code on our website at ir.51job.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

     PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co., or PwC, were our independent auditors for the years ended December 31, 2003 and 2004. Audit fees relate to aggregate fees billed for professional services rendered by PwC for the audit of our annual financial statements and the review of our quarterly financial results. We paid PwC audit fees of RMB1,964,778 in 2003 and RMB3,790,040 (US$457,928) in 2004.

Audit Related Fees

     Audit-related fees are aggregate fees billed for assurance and related services rendered by PwC that were reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above. We did not pay any audit related fees to PwC in 2003. In 2004, we paid RMB2,470,262 (US$298,467) in audit-related fees to PwC for review work in connection with registration documents.

Tax Fees

     We did not pay any tax fees to PwC in 2003. In 2004, we paid RMB9,960 (US$1,203) to PwC for tax advice services.

All Other Fees

     We did not purchase any other services from PwC in 2003 or 2004.

     Our audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit to us a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services to be provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     We aim to comply with the Nasdaq corporate governance rules with respect to the audit committee on or prior to September 15, 2005.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBIT INDEX

Exhibits	Description
1.1	Amended and Restated Memorandum and Articles of Association. (Incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.1	Specimen of Share Certificate. (Incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2	Specimen of American Depositary Receipt. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3	Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 9, 2004)

4.1	2000 Stock Option Plan. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.2	Form of Employment, Confidential Information and Invention Assignment Agreement. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.3	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4	Lease Agreements between Shanghai Qianjin Culture Communication Co., Ltd. and (1) Shanghai Wailao Property Management Service Co., Ltd. (dated November 21, 2003), (2) Shanghai Office of China Orient Asset Management Corporation, or Orient Asset Management Corp. (dated June 30, 2003) and (3) Orient Asset Management (dated June 30, 2003). (Incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5	Form of Investor Rights Agreement. (Incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.6	Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits	Description
4.7	Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.8	Equity Pledge Agreement dated as of May 3, 2004 among Michael Lei Feng, Tao Wang and Qian Cheng Qu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.9	Equity Pledge Agreement dated as of May 3, 2004 among Michael Lei Feng, Beijing Run An Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.10	Cooperation Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.11	Domain Name License Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.12	Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.13	Share Transfer Agreement dated as of April 5, 2004 among Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., 51net.com Inc. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

8.1	List of subsidiaries of 51job, Inc. (Incorporated by reference to Exhibit 21.1 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

11.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.

	By:	/s/ Rick Yan

	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: April 27, 2005

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
51JOB, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of 51job, Inc. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.
Shanghai, People’s Republic of China
April 25, 2005

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$ (Note 2(c))
Revenues:
Print advertising		116,989,356	182,606,297	300,651,791	36,325,958
Online recruitment services		28,938,327	76,960,121	111,508,533	13,472,909
Executive search		9,726,300	15,748,331	24,907,914	3,009,474
Other human resource related revenues		9,895,734	18,019,611	42,875,597	5,180,402

Total revenues		165,549,717	293,334,360	479,943,835	57,988,743

Less: Business and related tax		(7,510,017)	(13,215,419)	(23,823,953)	(2,878,506)

Net revenues		158,039,700	280,118,941	456,119,882	55,110,237

Cost of services		(92,220,940)	(151,477,142)	(224,606,635)	(27,137,877)

Gross profit		65,818,760	128,641,799	231,513,247	27,972,361

Operating expenses:
Sales and marketing		(24,356,157)	(38,619,523)	(67,271,096)	(8,127,964)
General and administrative		(30,382,850)	(38,135,612)	(55,175,493)	(6,666,525)
Share-based compensation — share option*		—	(13,482,546)	(18,678,238)	(2,256,780)
Share-based compensation — founder shares**		(8,808,931)	(4,622,466)	—	—

Total operating expenses		(63,547,938)	(94,860,147)	(141,124,827)	(17,051,269)

Income from operations		2,270,822	33,781,652	90,388,420	10,921,092
Interest and investment income		462,376	930,288	2,846,422	343,916
Other income (expense)		(46,590)	1,080,334	1,966,374	237,585

Income before provision for income tax		2,686,608	35,792,274	95,201,216	11,502,594
Income tax benefit (expense)	8	1,259,194	(3,192,011)	(34,058,184)	(4,115,047)

Net income for the year		3,945,802	32,600,263	61,143,032	7,387,547

Deemed dividends to holders of Series A Preference Shares	14	(1,233,659)	—	—	—
Amount allocated to participating preference shareholders	14	(876,215)	(10,615,466)	(13,986,417)	(1,689,895)

Income attributable for common shareholders		1,835,928	21,984,797	47,156,615	5,697,652

Other comprehensive income (loss):
Currency translation adjustments		(123,391)	76,964	236,144	28,532
Unrealized gain (loss) for investment		—	(279,532)	(299,451)	(36,181)

Comprehensive income		3,822,411	32,397,695	61,079,725	7,379,898

Earnings per share:	14
— Basic		0.09	0.83	1.32	0.16
— Diluted		0.07	0.75	1.26	0.15
Earnings per ADS***:
— Basic		0.18	1.65	2.65	0.32
— Diluted		0.15	1.50	2.52	0.30
Weighted average number of shares outstanding:
— Basic		20,458,303	26,594,228	35,593,374	35,593,374
— Diluted		24,794,150	29,323,325	37,483,019	37,483,019
* Share-based compensation – share options:
Relating to cost of services		—	596,551	1,811,496	218,872
Relating in operating expense
— Sales and marketing expense		—	423,221	1,757,722	212,375
— General and administrative		—	13,059,325	16,920,516	2,044,405

**	All share-based compensation — founder shares is a component of general and administrative expense.

***	Each ADS represents two common shares.

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

	Note		2003	2004	2004
			RMB	RMB	US$ (Note 2 (c))
ASSETS

Current assets:
Cash			115,084,572	848,292,672	102,494,131
Accounts receivable (net of allowance for doubtful accounts of RMB1,318,528, and RMB3,689,222 as of December 31, 2003 and 2004, respectively)	3		17,419,248	23,252,468	2,809,457
Prepayments and other current assets	4		8,657,133	14,675,948	1,773,207
Deferred tax assets, current	8		4,412,423	7,426,098	897,251

Total current assets			145,573,376	893,647,186	107,974,046

Investments	2	(f)	10,479,008	10,495,490	1,268,107
Property and equipment	5		17,849,517	22,534,875	2,722,754
Intangible assets	6		7,712,595	6,126,749	740,258
Other long-term assets			3,638,418	4,201,919	507,693
Deferred tax assets, non-current	8		151,365	376,122	45,445

Total non-current assets			39,830,903	43,735,155	5,284,257

Total assets			185,404,279	937,382,341	113,258,303

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable			11,140,037	9,820,033	1,186,496
Due to related parties	13		6,504,773	1,577,873	190,645
Salary and employee related accrual			9,148,551	11,698,665	1,413,480
Taxes payable			6,036,064	30,586,768	3,695,616
Advance from customers			17,447,831	17,777,757	2,147,980
Other payables and accruals	7		3,504,953	13,933,686	1,683,524
Deferred tax liabilities, current	8		2,313,982	169,237	20,448

Total current liabilities			56,096,191	85,564,019	10,338,189

Deferred tax liabilities, non-current	8		23,533	—	—

Total liabilities			56,119,724	85,564,019	10,338,189

Commitments and contingencies	15		—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value; 57,000,000 shares authorized, 28,772,115 and 55,616,679 shares issued and outstanding as of December 31, 2003 and 2004, respectively)	9		23,816	46,044	5,563
Series A preference shares (US$0.0001 par value; 15,000,000 shares authorized; 13,678,466 issued and outstanding as of December 31, 2003, with liquidation value of US$1.0417 per share)	10		11,332	—	—
Additional paid-in capital — common shares			97,502,397	869,125,807	105,011,274
Additional paid-in capital — preference shares			116,364,516	—	—
Deferred share-based compensation — share option	11		(46,338,280)	(40,154,027)	(4,851,571)
Statutory reserves			9,470,398	16,756,461	2,024,583
Other comprehensive loss			(438,351)	(501,659)	(60,612)
Retained earnings/(Accumulated deficit)			(47,311,273)	6,545,696	790,877

Total shareholders’ equity			129,284,555	851,818,322	102,920,114

Total liabilities and shareholders’ equity			185,404,279	937,382,341	113,258,303

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

					Additional	Additional	Deferred	Deferred
					paid-in	paid-in	share-based	share-based			Retained
	Common shares		Series A Preference Shares		capital	capital	compensation	compensation		Other	earnings /	Total
	Number		Number		— common	— preference	— founder	—common	Statutory	comprehensive	(Accumulated	shareholders'
	of shares	Par value	of shares	Par value	shares	shares	shares	shares	reserves	income	deficit)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2002	28,594,541	23,667	10,678,562	8,848	36,864,627	90,547,789	(13,431,397)	—	—	(112,392)	(74,386,940)	39,514,202
Issuance of Series A Preference Shares	—	—	2,999,904	2,484	—	25,816,727	—	—	—	—	—	25,819,211
Repurchase of common shares, retired	(380,000)	(313)	—	—	(471,452)	—	—	—	—	—	—	(471,765)
Exercise of share options	90,240	73	—	—	110,985	—	—	—	—	—	—	111,058
Share-based compensation — founder shares	—	—	—	—	—	—	8,808,931	—	—	—	—	8,808,931
Appropriation of statutory reserves	—	—	—	—	—	—	—	—	871,270	—	(871,270)	—

Adjustment of other comprehensive loss	—	—	—	—	—	—	—	—	—	(123,391)	—	(123,391)

Net income	—	—	—	—	—	—	—	—	—	—	3,945,802	3,945,802

Balance as of December 31, 2002	28,304,781	23,427	13,678,466	11,332	36,504,160	116,364,516	(4,622,466)	—	871,270	(235,783)	(71,312,408)	77,604,048

Share-based compensation — founder shares	—	—	—	—	—	—	4,622,466	—	—	—	—	4,622,466
Share-based compensation — share option	—	—	—	—	60,417,377	—	—	(46,338,280)	—	—	—	14,079,097
Exercise of share options	467,334	389	—	—	580,860	—	—	—	—	—	—	581,249
Appropriation of statutory reserves	—	—	—	—	—	—	—	—	8,599,128	—	(8,599,128)	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—	—	—	(202,568)	—	(202,568)

Net income	—	—	—	—	—	—	—	—	—	—	32,600,263	32,600,263

Balance as of December 31, 2003	28,772,115	23,816	13,678,466	11,332	97,502,397	116,364,516	—	(46,338,280)	9,470,398	(438,351)	(47,311,273)	129,284,555

Exercise of share options	711,098	588	—	—	2,190,264	—	—	—	—	—	—	2,190,852
Exercise of warrants	—	—	380,000	314	—	3,276,142	—	—	—	—	—	3,276,456
Conversion of Series A Preference Shares to common shares	14,058,466	11,646	(14,058,466)	(11,646)	119,640,658	(119,640,658)	—	—	—	—	—	—
Issuance of common shares	12,075,000	9,994	—	—	635,487,007	—	—	—	—	—	—	635,497,001
Share-based compensation — share option	—	—	—	—	14,305,481	—	—	6,184,253	—	—	—	20,489,734
Appropriation of statutory reserves	—	—	—	—	—	—	—	—	7,286,063	—	(7,286,063)	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—	—	—	(63,308)	—	(63,308)
Net income	—	—	—	—	—	—	—	—	—	—	61,143,032	61,143,032

Balance as of December 31, 2004	55,616,679	46,044	—	—	869,125,807	—	—	(40,154,027)	16,756,461	(501,659)	6,545,696	851,818,322

Balance as of December 31, 2004 (US$ Note 2 (c))	55,616,679	5,563	—	—	105,011,274	—	—	(4,851,571)	2,024,583	(60,612)	790,877	102,920,114

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Note	2002	2003	2004	2004
		RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income for the year		3,945,802	32,600,263	61,143,032	7,387,547
Adjustments for:
Share-based compensation		8,808,931	18,701,563	20,489,734	2,475,652
Depreciation		3,494,998	4,677,763	7,235,708	874,247
Amortization of intangible assets		1,036,044	3,230,360	3,383,828	408,848
Loss due to disposal of fixed assets		—	—	85,717	10,357
(Increase) Decrease in accounts receivable		2,164,541	(12,441,388)	(5,833,220)	(704,793)
Increase in prepayments and other current assets		(1,621,262)	(4,882,969)	(6,018,815)	(727,218)
Increase in deferred tax assets		(2,219,700)	(2,344,088)	(3,238,432)	(391,280)
(Decrease) Increase in accounts payable		(1,317,774)	3,599,055	(1,320,004)	(159,488)
(Decrease) Increase in due to related parties		(1,841,525)	2,275,186	(4,926,900)	(595,288)
Increase in salary and employee related accrual		1,455,828	869,958	2,234,180	269,943
Increase in deferred tax liabilities		32,080	2,305,435	(2,168,278)	(261,980)
Increase in taxes payable		1,399,106	3,725,353	24,550,704	2,966,315
Increase in advance from customers		5,894,438	10,652,869	329,926	39,863
Increase in other payables and accruals		1,047,868	3,720,404	10,428,733	1,260,041
Increase in other long term assets		(25,156)	(723,096)	(563,501)	(68,084)

Net cash provided by operating activities		22,254,219	65,966,668	105,812,412	12,784,682

Cash flows from investing activities:
Purchase of property and equipment		(6,347,215)	(8,839,759)	(12,006,783)	(1,450,708)
Purchase of intangible assets		(3,304,643)	(770,947)	(1,797,982)	(217,239)
Purchase of investments		—	(10,732,341)	—	—

Net cash used in investing activities		(9,651,858)	(20,343,047)	(13,804,765)	(1,667,947)

Cash flows from financing activities:
Proceeds from issuance of Series A Preference Shares, net of issuance cost		25,819,211	—	3,276,456	395,875
Proceeds from initial public offering, net of issuance cost paid				635,497,001	76,783,302
Proceeds from the exercise of options		—	746,227	2,190,852	264,708

Net cash provided by financing activities		25,819,211	746,227	640,964,309	77,443,884

Effect of foreign exchange rate changes on cash		(123,391)	76,964	236,144	28,532

Net increase in cash		38,298,181	46,446,812	733,208,100	88,589,151
Cash, beginning of year		30,339,579	68,637,760	115,084,572	13,904,981

Cash, end of year		68,637,760	115,084,572	848,292,672	102,494,132

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes		1,010,848	1,900,000	14,703,548	1,776,542
Interest expenses		—	—	—	—

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software		1,320,443	2,748,970	—	—
Conversion of Series A Preference Shares to common shares		—	—	119,652,304	14,456,872
Accrual related to IPO costs		—	—	2,053,164	248,072

The accompanying notes are an integral part of these financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

     The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Culture Communication Co., Ltd. (“AdCo”), and Qian Cheng Wu You Network Information Technology (Beijing) Co. Ltd. (“WFOE”), and certain variable interest entity subsidiaries (“VIE subsidiaries”), which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”) and Beijing Qian Cheng Si Jin Advertising Co., Ltd., (“Qian Cheng”). The Company, its subsidiaries, and VIE subsidiaries are hereinafter collectively referred to as the “Group.”

     The Company changed its name from 51net.com Cayman Islands Inc. to 51job, Inc. effective from April 26, 2004.

     The Group is an integrated human resource service provider in the People’s Republic of China (the “PRC”) and is principally engaged in recruitment related advertising services, including the production of a city-specific publication of advertisement listings as newspaper inserts and Internet recruitment services. The Group also provides executive search services and other human resource related services.

     Under relevant PRC laws and regulations, companies conducting businesses as stated in the preceding paragraph require various licenses, including the advertisement license, HR services license and the license for Internet content provision (“ICP”) from relevant government authorities.

     The Company was incorporated in the Cayman Islands on March 24, 2000 and accordingly is considered as a foreign person under PRC law. As of December 31, 2003, the Company owned a 99% and a 79.2% equity interest in Tech JV and AdCo, respectively. The remaining equity interest in these entities was owned by Qian Cheng and Run An, the Company’s VIE subsidiaries. As PRC regulations limited foreign ownership of companies that provide human resources related services, Internet content provision and advertising services, the Group was dependent on certain licenses held by its VIE subsidiaries and conducted a small portion of its human resource related operations through Run An and Qian Cheng. The Company did not have any equity ownership interest in either of these entities. After Tech JV obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV, AdCo and AdCo’s subsidiaries over a period of time. Since 2002, substantially all of the Company’s operations have been conducted through Tech JV, AdCo and AdCo’s subsidiaries. Additionally, Run An and Qian Cheng held certain equity interest in the Company’s subsidiaries. Under a series of technical and consulting services agreements and undertaking by those equity owners, the Company bore all of the risk and rewards of Run An and Qian Cheng (Note 2(b)). Accordingly, for all periods presented, the Company, or its subsidiaries, as the case may be, was considered the primary beneficiary of the VIE subsidiaries and their results are consolidated in the Company’s financial statements. No other party shares in any of the economic risk or rewards of the Company’s subsidiaries and VIE subsidiaries; therefore, no minority interest is reflected on the Company’s financial statements.

     In March 2004, the PRC government amended its limitation on foreign ownership of advertising companies and currently permits foreign equity ownership up to 70% of a PRC advertising entity. Accordingly, the Company undertook a restructuring in May 2004 (the “Restructuring”) and 51net, a foreign entity, has transferred 48% of its equity interest in Tech JV to a subsidiary of AdCo, which is also an indirect subsidiary of 51net. As a result, 51net effectively holds 69.7% of the equity interest in Tech JV and Qian Cheng effectively holds the remaining 30.3% equity interest. After the Restructuring, Tech JV can legally hold the necessary licenses to provide advertising services in the PRC. Additionally, as part of the Restructuring, certain of the agreements with and undertakings by the VIE subsidiaries were amended to enhance the Company’s ability to control the VIE subsidiaries (Note 2(b)).

     In October 2004, the Company completed an initial public offering of American Depositary Shares (ADSs). ADSs of the Company are traded on the Nasdaq National Market under the symbol “JOBS” in the United States.

2. PRINCIPAL ACCOUNTING POLICIES

     (a) Basis of presentation

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Actual results may materially differ from those estimates.

     (b) Basis of consolidation

     The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIE subsidiaries. All significant transactions and balances between the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

     A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

     The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46”) for all periods presented. FIN 46 requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

     As of December 31, 2003 and 2004 and for all years presented, the Group is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were established in January 1997 and February 1999, respectively. The VIEs were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Group does not have any ownership interest in these VIE subsidiaries but has control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An and Qian Cheng for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements.

     Run An holds ICP and HR service licenses and also engages in provision of training services. Two senior executives of the Company hold 80% and 20% of the equity interest in Run An, respectively. As of December 31, 2004, the registered capital of Run An was RMB1,000,000, which was fully paid by the principal founder of the Company, and its accumulated loss was RMB3,903,896.

     Qian Cheng holds an advertisement license necessary for recruitment advertising services. A senior executive officer of the Company and Run An hold 80% and 20% of the equity interest in Qian Cheng, respectively. As of December 31, 2004, the registered capital of Qian Cheng was RMB1,000,000, which was fully paid by the principal founder of the Company, and its accumulated loss was RMB16,930,848.

     As part of the Restructuring (Note 1), the Group entered into and amended various agreements as related to its VIE subsidiaries. While the substance of the previous agreements with the VIE subsidiaries remain unchanged, the agreements and arrangements were amended in connection with the Restructuring to (i) enhance the Company’s ability to control the VIE subsidiaries and (ii) ensure the agreements are legally enforceable in the PRC court of law. Accordingly, the Restructuring did not change the Company’s accounting of its VIE subsidiaries. The key provisions of the agreements with the Company or its subsidiaries and the VIE subsidiaries or its shareholders are as follows:

     Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. The technical and consulting service agreements have a term of ten years and can only be terminated by WFOE during the term. Such term is renewable upon the expiration of the agreement.

     Pledge and Control Agreements. As security for Run An and Qian Cheng’s obligations under the technical and consulting service agreements, the shareholders of Run An and Qian Cheng have pledged all of their equity interest

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

in Run An and Qian Cheng to WFOE. According to the pledge agreement, WFOE has the right to sell the pledged equity. Additionally, the shareholders of Run An and Qian Cheng have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreements. They have further agreed that they will obtain WFOE’s consent regarding material decisions concerning the operation of Run An and Qian Cheng, including the distribution of profits, the incurrence of debt and the appointment of directors. Additionally, WFOE has the right to recommend candidates to the board for the positions of general manager and senior executives of Run An and Qian Cheng. Under such pledges, WFOE is obliged to purchase any and all of the equity interest in Run An and Qian Cheng from their shareholders, if permitted by the PRC laws. The pledges cannot be released until the discharge of all of Run An and Qian Cheng’s obligations under the respective technical and consulting service agreement.

     On April 8, 2004, two senior executives established Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other HR related services and operates as an Internet content provider. Under certain agreements and undertakings, RAL is considered a VIE. The agreements and undertakings are substantially consistent as those entered into between the Group and Run An and Qian Cheng as described above, and the Group is considered the primary beneficiary of RAL. Accordingly, RAL’s results have been consolidated in the Group’s financial statements for the year ended December 31, 2004.

     (c) Foreign currencies

     The Group’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.

     The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2004, or at any other certain rate.

     (d) Cash

     Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2003 and 2004 are amounts denominated in United States dollars totalling US$3,082,282 and US$79,267,318, respectively (equivalent to approximately RMB25,510,815 and RMB656,055,958, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions in the use of the cash and cash equivalents in the PRC as the cash and cash equivalents are not restricted funds and are not classified as restricted cash.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     (e) Accounts receivable

     Accounts receivable is presented net of allowance for doubtful accounts. The Company provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     (f) Investments

     As of December 31, 2003 and 2004, investments consist of a fixed-maturity instrument issued by Hong Kong and Shanghai Banking Corporation Limited. The fixed-maturity instrument is negotiable, bears interest at 1.35% per annum and will mature on June 19, 2006. The financial instrument is redeemable by the Group at its discretion. Investments are recorded at fair value as available-for-sale securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Investment Securities.”

     (g) Property and equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Estimated useful lives
Leasehold improvements	Lesser of the lease period or the estimated useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	5 years

     (h) Intangible assets

     Intangible assets include purchased computer software, licenses and internally developed software and are amortized on a straight-line basis over their estimated useful lives, which range from two to five years.

     The Group recognizes costs to develop software products to be marketed or sold in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Costs incurred for the development of software products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once the software product has reached technological feasibility, all subsequent product development costs are capitalized until that product is available for marketing. Technological feasibility is evaluated on a product-by-product basis.

     The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98 — 1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and Emerging Issues Task Force (“EITF”) No. 00-02, “Accounting for Website Development Cost,” where applicable. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life.

     (i) Impairment of long-lived assets

     The Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. No impairment of long-lived assets was recognized for all years presented.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     (j) Revenue recognition

     Print advertising

     The Group provides recruitment advertising services through a weekly newspaper which is distributed in various cities of the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured and upon the publication of the advertisements. Cash received in advance of services are recognized as advances from customers.

     Online recruitment services

     The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally ranges from one month to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided and when collectibility is reasonably assured in accordance with Staff Accounting Bulletin (“SAB”) No.104. Cash received in advance of services are recognized as advances from customers.

     Executive search

     The Group provides executive search services. Revenue is recognized when recruitment services are substantially rendered and collectibility is reasonably assured, less an allowance for individuals placed but not expected to meet the probation period. The allowance for search placement is based on historical activities of search placement that do not complete the contingency period. This contingency period varies on a contract by contract basis but is typically 90 days. The Group has not had significant search placements that do not complete the contingency period. Cash received in advance of services are recognized as advances from customers.

     Other human resources related revenues

     The Group also provides other value-added human resource products. Additionally, the Group sold stationery and office supplies to its business customers. Revenue is recognized when services are rendered or products are sold. In November 2004, the Group discontinued its stationery and office supplies business. Revenue from selling of related products was nil, RMB2,206,536 and RMB12,679,995 during the years ended December 31, 2002, 2003 and 2004, respectively.

     Business and related tax

     The Company’s subsidiary and its VIE subsidiaries are subject to business tax and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business tax is 5% after certain deductible expenses. In the accompanying statements of operations and comprehensive income, business tax and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.

     (k) Cost of services

     Cost of services consist primarily of printing and publishing expenses, payroll compensation and related employee costs, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

     (l) Sales and marketing

     Sales and marketing costs comprised primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses that generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses totalled approximately RMB4,036,324, RMB7,062,232 and RMB12,372,664 during the years ended December 31, 2002, 2003 and 2004, respectively, are charged to the statements of operations when incurred.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     (m) Share-based compensation

     The Group accounts for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s common shares and the amount an employee is required to pay to acquire the common shares, as determined on the measurement date. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options or share-based compensation arrangement.

     If the compensation cost for the Group’s share-based compensation plans for employees had been determined based on the estimated fair value on the measurement dates for the share option awards and Founder Share escrow arrangements (Note 11) as prescribed by SFAS No. 123, the Company’s net income attributable to common shareholders and earnings per share would have resulted in the pro forma amounts for the years ended December 31, 2002, 2003 and 2004 as disclosed below:

	2002	2003	2004
	RMB	RMB	RMB
Net income as reported	3,945,802	32,600,263	61,143,032
Add: Share-based compensation expense under APB No. 25	8,808,931	18,701,563	20,489,734
Less: Share-based compensation expense under SFAS No. 123	(8,922,843)	(19,184,475)	(20,980,215)

Pro forma net income	3,831,890	32,117,351	60,652,551

Basic earnings per share:
As reported	0.09	0.83	1.32

Pro forma	0.09	0.81	1.31

Basic earnings per ADS:
As reported	0.18	1.65	2.65

Pro forma	0.17	1.63	2.63

Diluted earnings per share:
As reported	0.07	0.75	1.26

Pro forma	0.07	0.74	1.25

Diluted earnings per ADS:
As reported	0.15	1.50	2.52

Pro forma	0.14	1.48	2.50

     The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share. Additional share option awards in future years are expected.

     The Company calculated the fair value of share options to employees on the date of grant based on the minimum value method as allowed under SFAS No. 123 for non-public entities prior to the completion of the Company’s initial public offering in October 2004, using the following assumptions:

	2002	2003	2004
Risk-free interest rate	2.65%	2.65%	2.65%
Expected life (years)	4	4	4
Expected dividend yield	0	0	0
Volatility	0	0	0
Weighted average of fair value of options at grant date	RMB0.18	RMB37.59	RMB42.46

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     Upon completion of the Company’s initial public offering in October 2004, the Company adopted the Black-Scholes pricing method to calculate fair value of options. There were no options granted after the Company’s initial public offering.

     (n) Operating leases

     Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of operations and comprehensive income on a straight-line basis over the lease periods.

     (o) Taxation

     Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

     (p) Statutory reserves

     All subsidiaries and VIE subsidiaries incorporated in the PRC except for Tech JV which is majority owned by 51net, a BVI company, are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserves, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserves can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve is not distributable to shareholders except in the event of a liquidation. During the years ended December 31, 2002, 2003 and 2004, the Group made total appropriations to their statutory common reserves of RMB580,847, RMB5,732,752 and RMB4,857,375, respectively.

     In addition, the above subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations to of RMB290,423, RMB2,866,376 and RMB2,428,688 during the years ended December 31, 2002, 2003 and 2004, respectively.

     Tech JV is required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the Board of Directors of Tech JV. During the years ended December 31, 2002, 2003 and 2004, Tech JV did not make any appropriation to these statutory reserves.

     Appropriations to the statutory reserves and the statutory common welfare fund are accounted for as a transfer from retained earnings or accumulated deficit to statutory reserves.

     There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     (q) Dividend

     Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations was RMB81 million as of December 31, 2004. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

     (r) Earnings per share

     In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”), and EITF Issue 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of unrestricted common shares outstanding during the period using the two-class method. Under the two class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares (Note 10) are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preference shares (using the if-converted method), common shares issuable upon the exercise of outstanding share options (using the treasury stock method) and certain common shares held in escrow (Note 11) (using the treasury stock method).

     (s) Segment reporting

     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

     (t) Recent accounting pronouncements

     In March 2004, the EITF reached a consensus on Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-01”). EITF No. 03-01 provides recognition and measurement guidance on the meaning of other-than-temporary impairment and its application to certain investments carried at cost, including investments in marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Additionally, EITF No. 03-01 provides disclosure requirements of the investor when determining if an investment is impaired. The recognition and measurement guidance in EITF No. 03-01 has been postponed but the disclosure requirement under the EITF are effective for financial statements for 2004. The adoption of the recognition and measurement requirements of EITF No. 03-01 will not have a material effect on the Company’s financial position or results of operations.

     In June 2004, the EITF reached a consensus on Issue No. 02-14 “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means” (“EITF No. 02-14”). EITF No. 02-14 provides guidance that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF defined in-substance common stock as an investment that has risk and reward characteristics that are substantially similar to common stock. EITF No. 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF No. 02-14 will not have a material effect on the Company’s historical financial position or results of operations.

     In September 2004, the EITF reached a consensus on Issue No. 04-01, “Accounting for Pre-existing Relationships between the Parties to a Business Combination” (“EITF No. 04-01”), and states that the consummation of a business combination between two parties that have a pre-existing contractual relationship

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

should be evaluated to determine if a settlement of the pre-existing contractual relationship occurred. Additionally, the EITF provides guidance on the measurement and recognition of the pre-existing relationship. The provisions of EITF No. 04-01 are applicable to business combinations completed in reporting periods after October 13, 2004. The adoption of EITF No. 04-01 did not have a material effect on the Company’s financial position or results of operations.

     On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Non monetary Assets, an amendment of APB Opinion No. 29” (SFAS No. 153). SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material impact on the Company’s financial position or results of operations.

     In December 2004, the FASB issued its final standard on “Accounting for Stock-Based Compensation,” FASB Statement No. 123R (revised 2004), Share-Based Payment (“SFAS No. 123R”), that requires companies to expense the value of employee stock options and similar awards. This Statement supersedes APB No. 25. Under SFAS No. 123R, share-based compensation will be (1) measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and (2) as awards vest. SFAS No. 123R is effective for public companies for their annual periods beginning after June 15, 2005 and applies to all outstanding and unvested share-based payment awards at a company’s adoption date. Under SFAS No. 123R, the Company can select from three transition methods: (1) The modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123 be charged to expense without any change in previously calculated measurement; (2) A variation of the modified prospective method, where in addition to (1), the Company restates for prior interim periods using prior SFAS No. 123 pro forma disclosure amounts; and (3) The modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under SFAS No. 123.

     The Company plans to adopt SFAS No. 123R beginning January 1, 2006 and select the modified prospective method as the transitional method. Upon adoption, the Company will recognize share-based compensation relating to the unvested portion of the outstanding grants based on the fair value of the options as determined under SFAS No. 123 as disclosed in Note 2(m). New options to be issued after the effective date will be recognized based on the provisions of SFAS No. 123R.

3. ACCOUNTS RECEIVABLE

     The Group’s accounts receivable balances, net of allowance for doubtful accounts, were RMB17,419,248 and RMB23,252,468 as of December 31, 2003 and 2004, respectively.

     The movement of allowance for doubtful accounts is analyzed as follows:

	2003	2004
	RMB	RMB
Balance at beginning of the period	889,430	1,318,528
Additions	485,243	2,370,694
Write-offs	(56,145)	—

Balance at end of period	1,318,528	3,689,222

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2003	2004
	RMB	RMB
Rental and other deposits	1,372,053	1,331,839
Prepayments for rental and other expenses	3,057,713	6,229,135
Employee advances	1,471,971	868,497
Payments made on behalf of customers	—	189,449
Prepaid insurance premium	—	1,171,646
Merchandise — stationery	950,799	2,507,726
Others	1,804,597	2,377,656

Total	8,657,133	14,675,948

5. PROPERTY AND EQUIPMENT

	2003	2004
	RMB	RMB
Leasehold improvements	4,883,356	7,091,521
Computer equipment	19,546,267	26,758,707
Furniture and fixtures	3,009,923	3,942,323
Motor vehicles	2,635,420	3,646,016
Less: accumulated depreciation	(12,225,449)	(18,903,692)

Net book value	17,849,517	22,534,875

6. INTANGIBLE ASSETS

	2003	2004
	RMB	RMB
Computer equipment software	9,000,380	10,798,362
Acquired training licenses	3,049,274	3,049,274
Internally developed software	1,568,808	1,568,808
Less: accumulated amortization	(5,905,867)	(9,289,695)

Net book value	7,712,595	6,126,749

7. OTHER PAYABLES AND ACCRUALS

	2003	2004
	RMB	RMB
Professional service fees	1,853,820	6,469,433
Office expenses	686,981	2,585,186
Deposit from customers	484,963	3,713,147
Travelling expenses	—	103,190
Others	479,189	1,062,730

Total	3,504,953	13,933,686

8. TAXATION

     Cayman Islands

     Under the current laws of Cayman Islands, the Company and its subsidiaries that are incorporated in Cayman Islands are not subject to tax on income or capital gain. In addition, upon payments of dividends by those companies to their shareholders, no Cayman Islands withholding tax will be imposed.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     British Virgin Islands

     Under the current laws of British Virgin Islands, the Company’s subsidiary that is incorporated in British Virgin Islands is not subject to tax on income or capital gain. In addition, upon payments of dividends by that company to its shareholders, no British Virgin Islands withholding tax will be imposed.

     Hong Kong

     The Company’s subsidiary that is incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 17.5% on its assessable profit.

     China

     The Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, the “PRC Income Tax Laws”), respectively. Under the PRC Income Tax Laws, these companies are subject to EIT at a statutory rate of 33% except for Tech JV, which is subject to EIT at a rate of 30% and AdCo Shenzhen Branch, which is subject to EIT at a rate of 15%. In addition, AdCo and some of its subsidiaries are granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment, which principally began in 2002 and 2003. Total tax benefit recognized as a result of the tax exemption was RMB3,645,168, RMB16,127,096 and RMB2,318,116 for the years ended December 31, 2002, 2003 and 2004, respectively.

     Composition of income tax expense (benefit)

     The current and deferred portion of income tax expense (benefit) included in the consolidated statement of operations for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	RMB	RMB	RMB
Current income tax expenses	928,426	3,230,664	39,464,894
Deferred tax	(2,187,620)	(38,653)	(5,406,710)

Income tax expense (benefit)	(1,259,194)	3,192,011	34,058,184

     Reconciliation of the differences between statutory tax rate and the effective tax rate

     Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
EIT statutory rate	33%	33%	33%
Effect of tax holiday for certain subsidiaries	(136%)	(45%)	(3%)
Difference in EIT rates of certain subsidiaries	37%	(1%)	(1%)
Non-deductibility of expenses incurred outside the PRC	107%	18%	8%
Other permanent differences	—	(1%)	—
Provision of valuation allowance	—	5%	—
Reversal of valuation allowance	(88%)	—	(1%)

Effective EIT rate of the Group	(47%)	9%	36%

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     Significant components of deferred tax assets and liabilities as of December 31,2003 and 2004 are as follows:

	2003	2004
	RMB	RMB
Deductible temporary differences related to revenue	3,309,012	5,955,432
Deductible temporary differences related to accrued expenses	827,768	656,674
Deductible temporary differences related to provision for doubtful debts and slow moving merchandise	501,014	1,490,856

Total current deferred tax assets	4,637,794	8,102,962
Less: Valuation allowance	(225,371)	(676,864)

Net current deferred tax assets	4,412,423	7,426,098

Tax loss carryforwards	7,576,935	6,387,134
Deductible temporary differences related to amortization	151,365	376,122

Total non-current deferred tax assets	7,728,300	6,763,256
Less: Valuation allowance	(7,576,935)	(6,387,134)

Net non-current deferred tax assets	151,365	376,122

Total deferred tax assets	4,563,788	7,802,220

Taxable temporary differences related to revenue	(1,733,092)	—
Taxable temporary differences related to accrued expenses	(580,890)	(169,237)

Total current deferred tax liabilities	(2,313,982)	(169,237)

Non-current taxable temporary differences related to amortization	(23,533)	—

Total deferred tax liabilities	(2,337,515)	(169,237)

     As of December 31, 2003 and 2004, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carry forwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2003 and 2004 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. Tax loss carry forwards in the amount of RMB23,647,980 as of December 31, 2004 will expire beginning 2005. In the PRC, tax loss carry forwards generally expire after five years.

     The following represents a roll-forward of the valuation allowance for each of the years:

	2003	2004
	RMB	RMB
Balance at beginning of the period	6,022,053	7,802,306
Additions	1,991,193	1,723,945
Reversals/utilization	(210,940)	(2,462,253)

Balance at end of period	7,802,306	7,063,998

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

9. INITIAL PUBLIC OFFERING

     In October 2004, the Company completed an initial public offering of 6,037,500 American Depositary Shares (“ADSs”), including an over-allotment option to the underwriters to purchase an additional 787,500 ADS, at US$14.00 per ADS. Each ADS represents two common shares which have par value of US$0.0001 per share. Net proceeds of approximately RMB635.5 million were credited to the Company’s common shares and additional paid-in capital.

10. SERIES A PREFERENCE SHARES

     In June 2000 and October 2001, the Company entered into certain Series A Preference Shares Purchase Agreements, in which (i) the Company authorized 15,000,000 of the Company’s Series A Preference Shares (“Series A Preference Shares”), and (ii) the Company agreed to sell and the investors agreed to purchase 13,668,466 Series A Preference Shares, subject to closing and subscription, at an issuance price of US$1.0417 per share.

     In 2001, the Company issued to Recruit Company Limited (“Recruit”) a warrant to purchase 10,000 Series A Preference Shares at exercise price of US$1.0417 in connection with obtaining access to an online recruiting application developed by Recruit. The warrant was exercised immediately and Recruit became a registered holder of 10,000 Series A Preference Shares as of May 2001.

     In August 2002, in connection with share repurchase from an executive officer the principal Series A Preference shareholder received a warrant to purchase an additional 380,000 Series A Preference Shares at an exercise price of US$1.0417 per share for no consideration. The fair value of the warrants, RMB1,233,659, as determined based on the Black-Scholes option pricing model, was deducted from 2002 net income as a deemed dividend to arrive at net income attributable to common shareholders for earnings per share calculation. The warrant was exercised in March 2004.

     The holders of the Series A Preference Shares were entitled to receive, out of any funds legally available therefore, when and as declared by the board of directors, dividends at a rate of eight percent (8%) per annum. No dividends would be paid on the common shares of the Company until all declared dividends on the preference shares were paid, and no dividend would be paid on any common shares unless a dividend was paid with respect to each outstanding Series A Preference Share equal to or greater than the amount of such dividend that would be payable on all common shares into which such Series A Preference Share could then be converted. Such dividend rights were not cumulative and no right to such dividend accrued unless declared by the board of directors.

     Each holder of Series A Preference Shares was entitled to convert such preference shares at any time, without the payment of any additional consideration, into common shares at an initial conversion price of US$1.0417 (each Series A Preference Share was convertible into one common share). The conversion price would be adjusted, in the event the Company was to issue any common shares, or shares that were convertible into common shares, except for certain cases, including issuances of employees share options, less than the conversion price in effect on the date immediately prior to such issue.

     Each Series A Preference Share would be automatically converted into common shares at the then effective conversion price upon the closing of a qualified initial public offering.

     On October 4, 2004, 14,058,466 issued Series A Preference Shares were converted on a 1:1 basis to the Company’s common shares of US$0.0001 each upon the completion of the Company’s initial public offering (Note 9).

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

11. SHARE-BASED COMPENSATION

     In April 2000, the Company issued a total of 28,399,021 common shares to the four founders of the Group, at the price of US$0.0001 per share (“Founder Shares”). At the time of the issuance, these common shares were placed into escrow with the chief executive officer and president of the Company as escrow agent, and were subject to repurchase by the Company, at the Company’s discretion, upon the termination of employment of the applicable founders at a repurchase price of US$0.0001 or the estimated fair value of the common shares on the date of repurchase, as determined by the Company. During each of the subsequent years, certain percentage of the total number of common shares so purchased by each founder was released from the repurchase option and the escrow as follows:

Shares issued	Vesting
17,316,000	25% released from escrow on October 1, 2000 and one forty eighth released from escrow at the end of each calendar month after October 2000.
6,307,021	26.9% released from escrow on April 28, 2000 and one forty eighth released from escrow at the end of each calendar month after April 2000.
3,696,000	31.25% released from escrow on April 28, 2000 and one forty eighth released from escrow at the end of each calendar month after April 2000.
1,080,000	25% released from escrow on October 1, 2000 and one forty eighth released from escrow at the end of each calendar month after October 2000.

28,399,021	Balance at end of period

     As of December 31, 2003, all common shares so purchased by the founders had been released from the repurchase option and the escrow.

     The placement of the Founder Shares in escrow is recognized as a separate share-based compensatory arrangement between the Company and the founders. Upon the issuance of the Founder Shares, the Company recognized total deferred compensation of RMB35,235,724 based on the estimated fair value of the common shares on the date of issuance. Such deferred compensation is recognized over the period in which the shares are subject to repurchase by the Company. Total compensation expense of RMB8,808,931, RMB4,622,466 and nil was recognized for the years ended December 31, 2002, 2003 and 2004, respectively.

     On September 1, 2000, the Company adopted a share option plan (“2000 Option Plan”) which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the plan was increased to 5,530,578 in February 2004. Under the share option plan, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. These share options can be exercised within six years from the date of grant.

     The following table summarizes the Company’s share options under the 2000 Option Plan:

	2002	2003	2004
Outstanding at beginning of years	2,485,754	2,317,102	2,919,728
Granted	93,900	1,346,232	468,192
Exercised	(90,240)	(467,334)	(711,097)
Forfeited	(172,312)	(276,272)	(156,379)

Outstanding at end of years	2,317,102	2,919,728	2,520,444

Vested and exercisable at end of years	1,303,398	1,384,964	1,374,805

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     The following is additional information relating to employee options outstanding as of December 31, 2004:

	Outstanding			Exercisable
			Weighted-			Weighted-
			average			average
		Weighted-	remaining		Weighted-	remaining
	Number	average	contractual	Number	average	contractual life
Exercise prices	of shares	exercise price	life (years)	of shares	exercise price	(years)
US$0.15	1,556,105	US$0.15	2.40	1,285,692	US$0.15	2.06
US$0.50	640,011	US$0.50	4.96	71,263	US$0.50	4.96
US$1.00	232,152	US$1.00	5.15	51,208	US$1.00	5.15
US$3.25	92,176	US$3.25	5.38	17,923	US$3.25	5.38

	2,520,444			1,426,086

     In connection with share options granted under the 2000 Option Plan during the years ended December 31, 2002, 2003 and 2004, the Company recognized deferred share-based compensation totaling nil, RMB60,417,377 and RMB14,305,481, respectively, which is being amortized over the vesting period.

     In 2003, the Company extended the exercise period for certain employees who were terminated during the year. The modification to increase the life of the option results in a new measurement date and an incremental share based compensation expense of RMB9,899,198 recognized for the year ended December 31, 2003.

     In February 2004, the Company sold 138,264 common shares to a director at a price of US$1.00 per share, which is below the then estimated fair market value of the common shares. This transaction resulted in the recognition of share-based compensation expense of RMB5,699,236 for the year ended December 31 2004.

     Compensation expense for share options granted under the 2000 Option Plan recognized during the years ended December 31, 2002, 2003 and 2004, totaling nil, RMB14,079,097 and RMB20,489,734, respectively.

12. EMPLOYEE BENEFITS

     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB9,161,768, RMB11,733,119 and RMB17,377,621 for the years ended December 31, 2002, 2003 and 2004, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

13. RELATED PARTY TRANSACTIONS

     Balances with related parties for the periods indicated are as follows:

	2003	2004
	RMB	RMB
Due to related parties:
Principal shareholders	6,170,891	—
Advances for share options exercised	333,882	1,577,873

	6,504,773	1,577,873

     The amounts and due to principal shareholders as of December 31, 2003 mainly arose from the loans from certain principal shareholders. These amounts are unsecured, non-interest bearing and have no definite terms. The total amounts due to principal shareholders were paid in full as of December 31, 2004.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     In August 2002, the Company agreed to repurchase 380,000 common shares from Michael Lei Feng, an executive of the Company, for aggregate consideration of US$57,000 (approximately RMB471,766). As a result, in 2002 and 2003, the amount due under this repurchase was recorded as due to principal shareholders. This amount was paid in March 2004. In addition, in August 2002, the Company agreed to pay to Michael Lei Feng compensation of US$338,200 (approximately RMB2,799,146), payable over ten years. The entire amount of this compensation was paid in March 2004. As a result, the Group recognized compensation expense of RMB89,122 in 2002 and RMB267,331 in 2003 and has recorded compensation expense of RMB2,317,033 in 2004 related to this payment. In connection with share repurchase, the Company issued a warrant to DCM to purchase 380,000 Series A Preference Shares for no consideration.

     The amount of advance for share options exercise arose from the exercise of options by the Company’s directors and executive officers. During the periods presented, certain directors and executive officers of the Company made payments to exercise certain unvested options. In connection with the early exercises, the Company has a call option to repurchase the shares that are not yet vested if the employee’s service terminates prior to the option’s vesting at the original exercise price. The early exercise of the options was not considered a substantial exercise for accounting purposes on the date of exercise, and the cash paid for the exercise price is recognized as a liability and such common shares are not considered issued. When the options are vested and the call option expires, the shares are considered issued and cash paid for the exercise is transferred to shareholders’ equity.

14. EARNINGS PER SHARE

     Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2002, 2003 and 2004 as follows:

	2002		2003		2004
	RMB		RMB		RMB
Numerator:
Net income	3,945,802		32,600,263		61,143,032
Deemed dividends to holders of Series A Preference Shares	(1,233,659)		—		—
Amount allocated to participating preference shareholders	(876,215)		(10,615,466)		(13,986,417)

Numerator for basic earnings per share	1,835,928		21,984,797		47,156,615

Effect of dilutive securities	—		—		—

Numerator for diluted earnings per share	1,835,928		21,984,797		47,156,615

Denominator:

Denominator for basic earnings per share — weighted-average common shares outstanding	20,458,303		26,594,228		35,593,374
Effect of Series A Preference Shares	—	*	—	*	—	*
Effect of unvested Founder Shares	4,335,847		1,734,040		—
Effect of dilutive share options	—	*	731,890		1,889,645
Effect of dilutive warrants	—	*	263,167		—

Denominator for diluted earnings per share	24,794,150		29,323,325		37,483,019

Basic earnings (loss) per share	0.09		0.83		1.32

Diluted earnings (loss) per share	0.07		0.75		1.26

*	These potentially dilutive securities were not included in the calculation of dilutive earnings (loss) per share because of their anti-dilutive effect.

     Net income, after deducting deemed dividends to holders of preference shares, has been allocated to the common share and preference share based on their respective rights to share in dividends.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     In April 2000, the Company issued 28,399,021 Founder Shares (Note 11) which are subject to repurchase by the Company at its discretion, upon the termination of employment of the applicable founders. Accordingly, for calculating basic earnings per share, the shares held in escrow are not included in the denominator for basic earnings per share.

     Potentially dilutive securities included Series A Preference Shares, unvested Founder Shares, warrants and share options granted to employees.

15. COMMITMENTS AND CONTINGENCIES

     Operating lease commitments

     The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of Career Post Weekly, the rental of office premises and for the lease of computer and other equipment. Future minimum payments with respect to these agreements as of December 31, 2004 are as follows:

	Publication	Office
	fees	premises	Others	Total
	RMB	RMB	RMB	RMB
2005	42,780,042	14,399,942	612,000	57,791,984
2006	24,790,000	8,204,210	—	32,994,210
2007	4,232,500	476,227	—	4,708,727
2008	1,200,000	—	—	1,200,000

	73,002,542	23,080,379	612,000	96,694,921

     Rental expenses for the years ended December 31, 2002, 2003 and 2004 are RMB9,699,130, RMB10,456,277 and RMB13,905,812, respectively.

     Contingencies

     There are uncertainties regarding the legal basis of the Company’s ability to operate the Internet content service. Although the PRC has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries as well as certain sectors of the HR service industries remain highly regulated. Not only are restrictions currently in place, but also regulations are unclear regarding in what specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in the PRC, and this could have an adverse effect on the Company’s financial position, results of operations and cash flows.

     Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the date of the Restructuring (Note 1), Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services.

     The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and which may be above these limitations. Prior to the Restructuring, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. In addition, there is uncertainty regarding the regulation of PRC subsidiaries in which subsidiaries of foreign owned PRC entities invest, such as the subsidiaries of AdCo which are engaged in advertising or trade businesses. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts expressed in RMB unless otherwise stated)

     In the opinion of management, the likelihood of loss in respect of the Group’s current or past ownership structure is remote.

     See also Note 18 for details of a class action bought against the Company subsequent to December 31, 2004.

16. FINANCIAL INSTRUMENTS

     Financial instruments of the Group primarily comprise investments, accounts receivable, accounts payable, due to related parties, other payables and advance from customers. As of December 31, 2003 and 2004, their carrying values approximate their estimated fair values.

17. CERTAIN RISKS AND CONCENTRATION

     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2003 and 2004 substantially all of the Group’s cash was held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.

     The Group’s sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the Bank of China. Remittances in currencies other than RMB by the Group in the PRC must be processed through the Bank of China or other PRC foreign exchange regulatory bodies and requires certain supporting documentation in order to effect the remittance.

     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2002, 2003 and 2004. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2003 and 2004.

18. SUBSEQUENT EVENTS

     Beginning in January 2005, several complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The complaints seek unspecified damages on alleged violations of federal securities laws during the period from November 4, 2004 to January 14, 2005. Plaintiffs have moved to consolidate the cases and to appoint lead plaintiffs. After the cases are consolidated, a consolidated amended complaint will be filed. In connection with these actions, the Company has engaged U.S. counsel to represent the defendants. Given the preliminary stage of the litigation, the Company cannot predict the outcome of the case. No provision has been made with respect to these lawsuits.