Form 20-F
period 2005-12-31
51job, Inc.
filed 2006-06-29
CIK 1295484

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 0-50841
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
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,876,079 common shares, par value US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

 i

FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:
•	market acceptance of our services;

•	our ability to expand into other recruitment and human resource services such as business process outsourcing;

•	our ability to control our operating costs and expenses;

•	our potential need for additional capital and the availability of such capital;

•	behavioral and operational changes of our customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China;

•	changes in our management team and other key personnel;

•	introduction by our competitors of new or enhanced products and services;

•	price competition in the market for the various human resource services that we provide in China;

•	seasonality of our business;

•	fluctuations in the value of the Renminbi against the U.S. dollar and other currencies;

•	our ability to develop or introduce new products and services outside of the human resources industry;

•	fluctuations in general economic conditions; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended.
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
     In addition, unless otherwise indicated, references in this annual report to:
•	“51net” are to 51net.com Inc.;

•	“AdCo” are to Shanghai Qianjin Advertising Co., Ltd., formerly known as Shanghai Qianjin Culture Communication Co., Ltd.;

•	“AdCo Subsidiaries” are to the subsidiaries of AdCo that conduct advertising businesses;

•	“Qian Cheng” are to Beijing Qian Cheng Si Jin Advertising Co., Ltd.;

•	“RAL” are to Shanghai Run An Lian Information Consultancy Co., Ltd.;

•	“Run An” are to Beijing Run An Information Consultancy Co., Ltd.;

•	“Tech JV” are to Qianjin Network Information Technology (Shanghai) Co., Ltd.;

•	“Wang Cai AdCo” are to Shanghai Wang Cai Advertising Co. Ltd., formerly known as Shanghai Jin Lian Advertising Co., Ltd.;

•	“WFOE” are to Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.; and

•	“Wuhan AdCo” are to Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.
     Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.
     Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 30, 2005, which was RMB8.0702 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. On June 26, 2006, the noon buying rate was RMB7.9995 to US$1.00.
     We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of 51job Weekly, which we formerly translated into English as Career Post Weekly. In calculating the number of paid advertising pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made.

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1, prepared in accordance with U.S. GAAP and are qualified by reference to these consolidated financial statements and related notes. The selected consolidated statement of operations data for the year ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 are derived from our unaudited financial statements prepared in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(1)
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	90,940,220	116,989,356	182,606,297	300,651,791	356,284,649	44,148,181
Online recruitment services	22,586,591	28,938,327	76,960,121	111,508,533	159,494,922	19,763,441
Executive search	9,126,842	9,726,300	15,748,331	24,907,914	26,306,740	3,259,738
Other human resource related revenues	5,305,068	9,895,734	18,019,611	42,875,597	53,507,789	6,630,293

Total revenues	127,958,721	165,549,717	293,334,360	479,943,835	595,594,100	73,801,653

Net revenues	121,970,723	158,039,700	280,118,941	456,119,882	562,026,220	69,642,168

Cost of services	(84,208,642)	(92,220,940)	(151,477,142)	(224,606,635)	(269,328,384)	(33,373,198)

Gross profit	37,762,081	65,818,760	128,641,799	231,513,247	292,697,836	36,268,970

Operating expenses:
Sales and marketing	(18,503,675)	(24,356,157)	(38,619,523)	(67,271,096)	(113,656,714)	(14,083,507)
General and administrative	(33,732,311)	(30,382,850)	(38,135,612)	(55,175,493)	(88,978,985)	(11,025,623)
Share-based compensation — share option(2)	—	—	(13,482,546)	(18,678,238)	(13,073,480)	(1,619,970)
Share-based compensation — founder shares(3)	(8,808,931)	(8,808,931)	(4,622,466)	—	—	—

Total operating expenses	(61,044,917)	(63,547,938)	(94,860,147)	(141,124,827)	(215,709,179)	(26,729,100)

Income (loss) from operations	(23,282,836)	2,270,822	33,781,652	90,388,420	76,988,657	9,539,870
Income (loss) before income tax provision	(22,957,650)	2,686,608	35,792,274	95,201,216	91,367,337	11,321,570

Income tax benefit (expense)	—	1,259,194	(3,192,011)	(34,058,184)	(29,945,033)	(3,710,569)

Net income (loss)	(22,957,650)	3,945,802	32,600,263	61,143,032	61,422,304	7,611,001

Earnings (loss) per share:
Basic	(1.72)	0.09	0.83	1.32	1.10	0.14
Diluted(4)	(1.72)	0.07	0.75	1.26	1.07	0.13
Earnings (loss) per ADS:(5)
Basic	(3.44)	0.18	1.65	2.65	2.21	0.27
Diluted(4)	(3.44)	0.15	1.50	2.52	2.15	0.27
Other Financial Information:
Aggregate share-based compensation expense(6)	(8,808,931)	(8,808,931)	(18,701,563)	(20,489,734)	(14,553,322)	(1,803,341)

	As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$(1)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	30,339,579	68,637,760	115,084,572	848,292,672	830,633,550	102,926,018
Total current assets	39,661,081	79,635,683	145,573,376	893,647,186	892,544,201	110,597,531
Total non-current assets	20,509,537	24,025,881	39,830,903	43,735,155	70,875,359	8,782,356
Total assets	60,170,618	103,661,564	185,404,279	937,382,341	963,419,560	119,379,887

Liabilities:
Total current liabilities	19,806,795	26,025,436	56,096,191	85,564,019	109,540,097	13,573,405
Total non-current liabilities	849,621	32,080	23,533	—	—	—

Total liabilities	20,656,416	26,057,516	56,119,724	85,564,019	109,540,097	13,573,405
Total shareholders’ equity	39,514,202	77,604,048	129,284,555	851,818,322	853,879,463	105,806,482

Total liabilities and shareholders’ equity	60,170,618	103,661,564	185,404,279	937,382,341	963,419,560	119,379,887

(1)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 30, 2005, which was RMB8.0702 to US$1.00.

(2)	In 2003, RMB0.4 million of this portion of our share-based compensation expense for share options was attributable to sales and marketing expenses and RMB13.1 million was attributable to our general and administrative expenses. In 2004, RMB1.8 million of this portion of our share-based compensation expense was attributable to sales and marketing expenses and RMB16.9 million was attributable to general and administrative expenses. In 2005, RMB1.4 million (US$0.2 million) of this portion of our share-based compensation expense was attributable to sales and marketing expenses and RMB11.6 million (US$1.4 million) was attributable to general and administrative expenses.

(3)	All share-based compensation — founder shares is attributable to general and administrative expenses.

(4)	Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to holders of common shares as adjusted for the effect of dilutive common shares, if any, by the sum of (1) the weighted average number of common shares outstanding and (2) the weighted average number of common equivalent shares, which consist of common shares from the conversion of Series A preference shares and common shares issuable upon the exercise of outstanding share options as calculated under the treasury stock method. In the case of diluted earnings (loss) per ADS, the data are adjusted to reflect the ratio of two common shares to one ADS.

(5)	Each ADS represents two common shares.

(6)	Aggregate share-based compensation expense includes share-based compensation expense attributable to cost of services and operating expenses. We have recognized share-based compensation in connection with our historical grant of options to employees and certain directors, and the historical issuance of restricted common shares to our founders and one of our directors. We recognized an aggregate of RMB35.2 million in deferred share-based compensation in 2000 in connection with the acquisition by 51job, Inc. of all of the operating assets of our various operating entities, whereby 51job, Inc. became the holding company of our corporate group and entered into a purchase agreement with each of our founders to issue to each founder restricted common shares. These shares were placed in escrow and were subject to repurchase by us between 2000 and 2003 at a price equal to, at our option, either US$0.0001 per share or the fair market value of such shares, in the event that such founder’s employment with us terminated. We amortized all of this deferred share-based compensation as an expense from 2000 through 2003. All such shares have subsequently been released from escrow and we will not recognize additional share-based compensation expense with respect to these issuances. In addition, we recognized an aggregate of RMB76.9 million in immediate or deferred share-based compensation in 2003 and 2004 in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in additional share-based compensation expense of RMB14.1 million in 2003, RMB20.5 million in 2004 and RMB14.6 million (US$1.8 million) in 2005.

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
Exchange Rate Information
     We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005, which was RMB8.0702 to US$1.00. The prevailing rate on June 26, 2006 was RMB7.9995 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

     The following tables set forth information regarding the noon buying rates in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Renminbi per U.S. dollar
Fiscal year ended December 31,	Average(1)	High	Low	Period-end
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2772	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702

	Renminbi per U.S. dollar
Month	High	Low	Period-end
December 2005	8.0808	8.0702	8.0702
January 2006	8.0702	8.0596	8.0608
February 2006	8.0616	8.0415	8.0415
March 2006	8.0505	8.0167	8.0167
April 2006	8.0248	8.0040	8.0165
May 2006	8.0300	8.0005	8.0215
June 2006 (through June 26, 2006)	8.0225	7.9963	7.9995

(1)	The average of the daily noon buying rates on the last business day of each month during the year.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks Related to Our Business
Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.
     We face significant competition in our 51job Weekly and www.51job.com businesses as well as in our executive search and other human resource businesses. 51job Weekly currently faces intense competition in many of our largest markets. Competitors of 51job Weekly primarily consist of local newspaper publishers and specialized recruitment advertising publications. In addition, 51job Weekly faces competition from online job search websites and other online businesses seeking to expand into print recruitment advertising.
     Our online recruitment services face competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as from local job search websites and to a lesser extent, from national Internet portals in China, such as NetEase.com, Sina.com, Sohu.com and Tom.com. In 2005, it was reported that business collaborations had been formed between dedicated job search websites and national Internet portals with a partnership between ChinaHR.com and Sina.com and one between Zhaopin.com and Sohu.com. In addition, many executive search firms and other competitors currently engaged in print advertising have started to internally develop or acquire online capabilities.
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
     In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, and other human resource services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit the entry of competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of clients and establish significant market share within a relatively short period. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of this industry may result in increased competition and a material decrease in advertising rates, including prices we charge for our print advertising services. Increased competition could result in loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.
If we are unable to achieve or maintain economies of scale with respect to our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.
     We incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business. In addition, we incur fixed costs relating to website maintenance, design and operation in our online businesses. Our ability to realize our desired margins in our recruitment advertising businesses depends largely on our success in posting a high volume of print and online recruitment advertisements to generate sufficient revenues to offset associated fixed costs. Further, we need to reach and maintain a critical mass of recruitment advertisements in order for 51job Weekly and www.51job.com to build and maintain acceptance among employers and job seekers as attractive vehicles for posting and seeking jobs.
     In some of our markets, 51job Weekly has not achieved the necessary economies of scale and these operations have not achieved profitability despite our having operated in these markets for a significant period of time. We believe that this is due primarily to significant competition from rival print advertising publications. We may be unable to achieve and maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses. Any failure to do so could materially and adversely affect our results of operations from these businesses.
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
     Many employers in China are not familiar with the executive search model or may not accept the value of a targeted, professional search. Many employers may be unwilling to pay a commission of up to 30% of a candidate’s annual compensation. Similarly, the market for the third party outsourcing of business processes is also still developing in China. Companies may not be willing to use third parties for significant administrative functions and may instead choose to continue to perform such operations in-house. If these services do not gain wider acceptance in China, we may be unable to expand these businesses.
We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.
     In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses and we are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our business plan is highly dependent on establishing and maintaining relationships with newspapers in all of our existing markets as well as the new markets in which we intend to offer recruitment advertising services.
     The term of our agreements with local newspaper contractors is generally two years, and six of these agreements will expire in 2006. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:
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
     In addition, we may experience lower levels of readership and circulation if we lose the marketing support of a local newspaper contractor. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of 51job Weekly, which in turn could damage our 51job Weekly brand name and materially and adversely affect our recruitment advertising business and our results of operations.
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
     Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our www.51job.com website, from 51job Weekly and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our website. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive, and may divert significant management and staff resources from our business operations, and yield limited and uncertain results. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand name and reputation, and require us to initiate litigation that could be expensive and require us to divert management resources from the operation of our businesses.
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
     We have experienced rapid expansion since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. We have established 11 new offices from the beginning of 2003 to the date of this annual report. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. Mismanagement of any of our services in our new or existing markets or the deterioration of the quality of our services could significantly damage our brand name and reputation, adversely affecting our ability to expand our client base.
     As a “one-stop” human resource services provider, we will be required to provide high quality executive search and other human resource related services. As we are currently in the process of developing many of these businesses, we may encounter initial difficulties in ensuring the high quality of our services. In particular, we may be unable to provide our eSearch clients with acceptable candidates, we may provide clients with candidates whom they subsequently perceive as poor performers, and/or we may provide clients with candidates whom they subsequently fail to retain. With respect to our business process outsourcing service, we may be unable to establish a substantial nationwide capability, accurately monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including sophisticated computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems. If we are unable to provide high quality services, if material mistakes occur, or if we are unable to price these services properly, our brand name and reputation could be damaged and we could incur legal liability to our clients and their employees.
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
     We began operations in 1998. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we incurred net losses prior to 2002. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:
•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic and political changes in China;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions;

•	maintain adequate control of our expenses;

•	adequately and efficiently operate, maintain, upgrade and develop our website and the other systems and equipment we utilize in providing our services;

•	attract, retain and motivate qualified personnel;

•	maintain our current, and develop new, contractual arrangements with local newspapers and other important operational relationships; and

•	anticipate and adapt to changing conditions in the print, online and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.
     If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.
We rely on our print advertising business to provide a significant majority of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.
     We generate a significant majority of our revenues from 51job Weekly, which generated approximately 62.3% of our revenues in 2003, 62.7% of our revenues in 2004 and 59.8% of our revenues in 2005. While we have experienced significant growth in our 51job Weekly business in recent years, online advertisement may cause print media such as 51job Weekly to become less desirable as a form of advertising. To the extent this occurs and if we are not able to generate sufficient revenues from our online recruitment services to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.
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
     Significant fluctuations in our revenue streams, particularly during the peak hiring periods around the Chinese New Year holidays and the beginning of May and October, affect our ability to predict quarterly results. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the dates of the Chinese New Year holidays vary from year to year. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in recent years. As a result of these factors, our revenues may vary from quarter to quarter and quarterly results may not be comparable to the corresponding quarters of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
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
If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.
     In April 2006, we formed a business alliance with Recruit Co., Ltd., or Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group with Recruit to explore potential business opportunities outside of the human resource services industry in China. We lack experience and expertise in operating businesses outside of the human resource services industry. If we choose to begin any such business, we cannot assure you that our efforts will be successful. We cannot assure you that we will be able to deliver new products or services outside of the human resource services industry on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin businesses outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.
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
     The market for online products and services is characterized by rapid technological developments, frequent launches of new products and services, the introduction of new business models, changes in customer needs and behavior, and evolving industry standards. These developments may make our existing online recruitment services obsolete or less competitive. In order to respond to such developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.
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
     As of April 30, 2006, six shareholders beneficially owned approximately 72.7% of our outstanding common shares, including common shares underlying options outstanding.
     These shareholders are:
•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 25.5% of our outstanding common shares, including common share underlying options outstanding;

•	entities affiliated with DCM – Doll Capital Management, or DCM, which owned approximately 16.7%, and which is affiliated with David K. Chao, one of our directors;

•	Recruit, which owned approximately 14.5%;

•	Michael Lei Feng, one of our executive officers, who owned approximately 7.6%;

•	Norman Lui, one of our executive officers, who owned approximately 5.3%; and

•	Kathleen Chien, one of our executive officers, who owned approximately 3.1%.
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
     In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning April 2006 and result in Recruit owning approximately 40% of our fully diluted common shares outstanding as of December 31, 2005. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement.
     In addition, our board of directors has the authority, without further action by our shareholders, to issue common and preferred shares of up to 20% by par value of all issued shares and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
When the preferential tax treatment elected by some of the AdCo Subsidiaries and other subsidiaries expire, we will incur higher tax rates for these entities which could adversely affect our overall results of operations
     Under current rules, newly organized PRC entities conducting advertising businesses are entitled to elect to receive a tax exemption for their first two years of operation and may carry forward tax losses accumulated in those years, if any, to future periods. A number of our AdCo Subsidiaries have elected to receive these two-year tax exemptions. Upon the expiration of these tax exemptions, these AdCo Subsidiaries will be taxed at the full statutory tax rate, currently 33%. Starting in 2004, tax exemptions granted to several of our AdCo Subsidiaries began to expire which resulted in our higher effective tax rates in 2004 and 2005 compared to prior years. However, a number of our AdCo Subsidiaries and other subsidiaries continue to receive tax exemptions which are due to expire in 2006 and 2007, and as our business expands, we may establish new entities from time to time which, depending on applicable tax laws, may be entitled to certain tax incentives, including these tax exemptions. As these tax exemptions expire, the effective tax rate of our PRC subsidiaries and our consolidated effective tax rate will increase, which could adversely and materially affect our net income.
Our earnings have been and will continue to be adversely affected by the change in our accounting policies with respect to the expensing of stock options.
     Prior to January 1, 2006, we accounted for share-based compensation transactions, such as stock option grants, using the intrinsic value method (based on the discount to fair market value on the date of grant) as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires that such transactions be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations, effective as of the start of annual periods commencing after June 15, 2005, the effective date. Under SFAS No. 123R, we can select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, be charged to expense without any change in previously calculated measurement; (2) a variation of the modified prospective method, where in addition to (1), we restate for prior interim periods using prior SFAS No. 123 pro forma disclosure amounts; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under SFAS No. 123.
     Under SFAS No. 123R, we are required to expense the fair value of our stock option grants effective January 1, 2006 and have selected the modified prospective method as the transitional method. This change in accounting policy with respect to the treatment of employee stock option grants increased our share-based compensation expense in our consolidated statement of operations in the first quarter of 2006 and we expect the implementation of SFAS No. 123R may adversely affect our earnings in the future.
Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, results of operations and the market price of our ADSs.
     We are subject to reporting obligations under the U.S. securities laws. We will be required by the U.S. Securities and Exchange Commission as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by our principal executive officer and principal financial officer of the effectiveness of our internal control over financial reporting. In addition, our independent auditors must attest to and report on their assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006.
     Our principal executive officer and principal financial officer may not conclude that our internal controls are effective. Moreover, even if they conclude that our internal controls over our financial reporting are effective, our independent auditors may disagree. If our independent auditors are not satisfied with our internal controls over financial reporting or the level at which our internal controls over financial reporting are documented, designed, operated or reviewed, or if the independent auditors interpret the requirements, rules or regulations different from us, then it may decline to attest to our principal executive officer and principal financial officer’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
     Moreover, internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In the past, our independent auditors have identified several areas of our internal controls that require improvement, and we are in the process of implementing changes to strengthen our internal controls. These measures may not be sufficient to address the areas that require improvement or ensure that our internal controls are effective. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our ADSs.
We have no business insurance coverage.
     Other than insurance for some of our properties, we do not maintain any insurance. Insurance companies in China offer limited business insurance products and we do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.
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
     We are a holding company and do not have any assets or conduct any business operations other than our holding of the equity interests in, directly and indirectly:
•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, a wholly foreign owned enterprise in China;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV; and

•	Shanghai Qianjin Advertising Co., Ltd., or AdCo, and its subsidiaries.
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
     The PRC government regulates foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction was subsequently relaxed in December 2005 and foreign persons are now permitted to own 100% of advertising entities. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since November 2003, foreign ownership in entities providing human resource related services has been limited to 49%.
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
     The PRC government may determine that our ownership structure is or was inconsistent with or insufficient for the proper operation of our businesses, or that our business licenses or other approvals are or were not properly issued or not sufficient. For a discussion of the limitations on foreign ownership governing our businesses, see “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Furthermore, if new governmental regulations arise in the future, the AdCo Subsidiaries may be subject to new requirements and approvals.
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
     RAL’s existing human resource services license is limited to Shanghai. In 2005, revenues from human resource related services provided to customers outside Shanghai accounted for approximately 2% of our total revenues. It is possible that government authorities in jurisdictions outside Shanghai where certain of RAL’s customers are located may assert that RAL is providing human resource related services in such jurisdictions without a necessary license and is required to obtain a human resource services license in such jurisdictions. As a result, RAL could be required to cease providing human resource services to customers in such locations which could result in a reduction in human resource related revenues. In addition, RAL may be subject to sanctions in the form of forfeiture of profits, fines, or both.
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
     We conduct substantially all of our operations in China and the majority of our assets are located in China. In addition, the majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
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
     The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 2.5% appreciation in the value of the Renminbi against the U.S. dollar as of December 31, 2005, which resulted in a loss from foreign currency translation of RMB11.3 million (US$1.4 million) for us in 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant revaluations of the Renminbi. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi may result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.
     In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, any significant downward revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information” and “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign exchange risk.”
We face risks related to health epidemics and other outbreaks.
     Our business could be adversely affected by the effects of avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak on the economic and business climate. In 2005, there have been reports on the occurrences of avian flu in various parts of China, including confirmed human cases. Restrictions on travel resulting from any prolonged recurrence of avian flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having avian flu, SARS, or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that avian flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that may limit our ability to acquire PRC companies.
     As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses in the future, including companies incorporated in the PRC. In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued various regulations that will require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. A SAFE regulation, effective from November 1, 2005, retroactively requires registration of direct or indirect investments previously made by PRC residents in offshore companies before March 31, 2006. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required registration, the failure would subject such PRC shareholder to personal liability and may also limit such offshore parent company’s ability to contribute additional capital into its PRC subsidiaries or its PRC subsidiaries’ ability to distribute dividends to the offshore parent, or otherwise adversely affect its business.
     Current regulations are still uncertain and unclear. It is possible that the relevant government authorities may promulgate new legislation to interpret, amend or implement these regulations in various ways. As a result, we cannot assure you that we or the owners of any target PRC business we may acquire, as the case may be, will be able to complete the necessary approval, filings and registrations for a proposed acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our operations. For more information about SAFE regulations, see “Item 10. — Additional Information — Exchange Controls.”
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
     We are a company incorporated under the laws of the Cayman Islands, and the majority of our assets are located outside the United States. In addition, a majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2004 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign investment enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing, which is a Cayman Islands company, and 51net HR, which is a dormant entity incorporated in the Cayman Islands, as well as our affiliated Chinese entities, including:
•	Shanghai Qianjin Advertising Co., Ltd. (whose name we changed from Shanghai Qianjin Culture Communications Co., Ltd. in November 2005), or AdCo, and AdCo’s fifteen branch offices, seven majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;

•	Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, which holds human resource related services and Internet content provision licenses;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds a human resource related services license;

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;

•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is our joint venture partner in Tech JV;

•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which holds a minority interest in Qian Cheng;

•	Shanghai Wang Cai Advertising Co., Ltd. (whose name we changed from Shanghai Jin Lian Advertising Co., Ltd. in July 2005), or Wang Cai AdCo, which is jointly owned by AdCo and TechJV and a AdCo Subsidiary that holds licenses to conduct advertising businesses;

•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which holds a minority interest in Tech JV and our AdCo Subsidiary in the city of Wuhan that conducts advertising businesses; and

•	Wang Jin Information Technology (Shanghai) Co., Ltd., which is wholly owned by 51net and has no current operations.
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
     In April 2006, we formed a business alliance with Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group with Recruit to explore potential business opportunities outside of the human resource services industry in China although to date we have not begun to offer any such products.
     Our principal executive offices are located at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. Our telephone number at this address is +(86-21) 3201-4888. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.
     Our principal capital expenditures for 2003 and 2004 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB9.6 million and RMB13.8 million, respectively. Our principal capital expenditures for 2005 were approximately RMB54.4 million (US$6.7 million) and included installment payments toward the purchase of a new office complex and purchases of office equipment and software. In October 2005, we signed a letter of intent to purchase a new office complex in Zhangjiang High Technology Park in Shanghai for approximately RMB114 million (US$14.1 million).
     Our capital expenditure plans for 2006 have not yet been fixed, but we completed the purchase of the new office complex in Zhangjiang Technology Park in April 2006 and intend to purchase computers, technology-related equipment and software. Regarding the new office complex, we expect to incur additional expenses associated with renovations, relocation and other related items. We plan to move our national technology and online service center as well as our principal executive offices to the new premises in late 2006. In addition, in March 2006, we signed a letter of intent to purchase our current principal executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which we expect will become our Shanghai sales office, for an aggregate consideration of RMB27 million (US$3.3 million). Capital expenditures in 2006 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.
B. Business Overview
     We believe that we are a leading provider of integrated human resource services in China, with a strong focus on recruitment related services. Our recruitment related services are delivered in both print and online formats, and we closely integrate these two services to allow us to reach a wide and diverse audience. Critical aspects in providing our services include the Internet, web-based applications and human resource software.
     We believe that we are the only significant nationwide provider of integrated print and online recruitment advertising services in China. We believe that our integrated advertising services allow us to attract a broad base of advertisers and job seekers and provide us with a platform from which we can market our other human resource related services. In addition to recruitment advertising services, we also provide executive search and other complementary human resource related services for large and small employers.
     Our goal is to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.
     Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on 51job Weekly and www.51job.com. We also receive fees from employers for access to our www.51job.com resumé database, use of eHire and in connection with eSearch and other human resource related services.
Our Product and Services
     We provide a range of human resource services in the following categories:
•	recruitment related services, including print advertising, online recruitment and executive search services; and

•	other human resource related services, such as training and business process outsourcing.
     Our recruitment related services consist of our integrated print advertising and online recruitment services as well as our executive search services. We generate the substantial majority of our revenues from these businesses. Our print advertising business generated 62.3% of our revenues in 2003, 62.7% of our revenues in 2004 and 59.8% of our revenues in 2005. Our online recruitment services business generated 26.2% of our revenues in 2003, 23.2% of our revenues in 2004 and 26.8% of our revenues in 2005. Our executive search business generated 5.4% of our revenues in 2003, 5.2% of our revenues in 2004 and 4.4% of our revenues in 2005.
     We offer a number of other value-added human resource services in areas such as training and business process outsourcing. Other human resource related services generated 6.1% of our revenues in 2003, 8.9% of our revenues in 2004 and 9.0% of our revenues in 2005.
     Recruitment related services
     Print advertising — 51job Weekly. 51job Weekly, which we formerly translated into English as Career Post Weekly, is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of March 31, 2006, 51job Weekly was published in 24 major cities in China. We established operations in the cities of Changchun in February 2005, Suzhou in June 2005, Fuzhou in July 2005, Zhengzhou in September 2005 and Tianjin in January 2006.
     The 24 cities where 51job Weekly is published and our newspaper contractor in each city as of March 31, 2006 are as follows:

City	Newspaper contractor(1)	City	Newspaper contractor(1)
Beijing	China Trade News	Kunming	Chuncheng Evening News
Changchun	City Evening News	Nanjing	Modern Express
Changsha	Sanxiang Metropolitan News	Ningbo	Modern Golden News
Chengdu	Hua Xi Metropolitan News	Qingdao	Qingdao Financial Times
Chongqing(2)	Human Resource News	Shanghai	China Trade News
Guangzhou	Guangzhou Youth Daily	Shenyang	Friendly Times
Dalian	Dalian Evening News	Shenzhen	Nan Fang Metropolitan News
Fuzhou	Straits Talent News	Suzhou	Modern Express
Hangzhou	News Information Daily	Tianjin	Metro Express
Harbin	Harbin Lifestyle Daily	Wuhan	News Information Daily
Hefei	Hefei Evening News	Xian	China Merchant News
Jinan	Jinan Times	Zhengzhou	Youth Herald

(1)	English translations of the Chinese names.

(2)	In February 2006, we changed our newspaper contractor in Chongqing from Chongqing Business Daily.
     51job Weekly is not published in Hong Kong.
     A different version of 51job Weekly is published in each of our markets, with each version containing city-specific recruitment advertisements. We closely coordinate 51job Weekly with our www.51job.com online recruitment website and post substantially all of the recruitment advertisements appearing in 51job Weekly on www.51job.com as well. 51job Weekly contains recruitment advertisements for the full range of job categories that are available on our website, including sections for professional, middle management and technical personnel. Advertisements placed in 51job Weekly are primarily in Chinese language.
     Employers use 51job Weekly both as a recruitment tool and as an advertising and publicity medium to promote their brand name and corporate awareness among job seekers. 51job Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks, often placed by international and large domestic companies, to simple text job announcements, typically posted by smaller, local businesses. 51job Weekly is divided into a number of separate sections, with certain sections targeted at higher income and more educated job seekers containing large, colorful advertisements on glossy, high quality paper. Other sections contain simpler text-only advertisements targeted at middle and lower income job seekers.
     In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established a relationship with a local newspaper in each market where 51job Weekly is produced. These newspapers provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake marketing independently. 51job Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, 51job Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide vendors with marketing materials such as posters, display racks and other promotional items. We also circulate 51job Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of 51job Weekly at self-help kiosks at job fairs, in the lobbies of major office buildings, at post offices, on university campuses and in other public areas where the public circulation of newspapers is permitted. We have entered into exclusive marketing arrangements to offer free copies of 51job Weekly in subway stations in Beijing, Guangzhou and Shanghai and in light rail stations in Chongqing.
     We may change our newspaper contractor in a city when we are able to obtain more favorable terms or higher quality service from a different newspaper contractor. From inception, we have changed our newspaper contractor a total of eight times across the 24 cities in which we had a contract with local newspapers as of March 31, 2006. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.”
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
     Our print advertising business is characterized by seasonal variations, particularly during the peak hiring periods around the Chinese New Year holidays and the beginning of May and October. As a result, our print advertising revenues may fluctuate significantly from quarter to quarter depending on customer demand and needs. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — Due to seasonal variations in demand for human resource services, we experience significant fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.”
     The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated.

	2003	2004	2005
Estimated number of print advertising pages(1)	4,635	9,001	11,884
Number of cities where 51job Weekly was published(2)	16	19	23

(1)	For the years ended December 31, 2003, 2004 and 2005.

(2)	As of December 31, 2003, 2004 and 2005.
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
     We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 13 million user accounts established since the launch of our website in 1999 and more than 8 million resumés posted online as of March 31, 2006. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training and general career management and advisory content available on the website.
     We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers post advertisements solely online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a higher number of technology related positions than 51job Weekly as well as recruitment advertisements targeted at younger job seekers that are more likely to use the Internet. We generally update the advertisements on our website several times each hour, which allows employers to receive responses more rapidly than is generally possible using print advertisements. Employers also use our website as a marketing tool, placing advertising banners, trademarks, logos, website hyperlinks and other devices to promote their image for a fee that varies depending on the size and graphics in their presentation. We believe that certain employers view this image promotion as a significant means of attracting online job seekers to their recruitment advertisements on our website. As a result, we believe that our ability to offer these devices is an important element in our ability to attract online recruitment advertising business, which generates a material portion of our revenues. However, in the event of any adverse change in the actual or perceived effectiveness of online image promotion, or online advertising in general, our online recruitment advertising business may be adversely affected. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.”
     Employers can use our eHire web-based platform to search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom.
     The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
Estimated unique employers using online recruitment services	25,880	39,317	56,599
     www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:
•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs and career development and other job related information.
     We provide job seekers access to www.51job.com free of charge.
     We closely coordinate 51job Weekly with our www.51job.com online recruitment website, and we post substantially all of the recruitment advertisements appearing in 51job Weekly on www.51job.com as well. We place a basic description of a 51job Weekly recruitment advertisement on our website as a complimentary service to our customers. This practice also allows us to introduce our online recruitment website to customers who have only purchased print recruitment advertising to increase potential cross-selling opportunities.
     Executive search — eSearch. To meet employers’ recruitment needs, we supplement our recruitment advertising service with our eSearch executive search services. We conduct searches principally for employers seeking to fill mid-level professional, managerial and junior executive positions. We generally charge corporate clients a total assignment fee of approximately 30% of the candidate’s annual compensation, including a minimum upfront retainer. We maintain a team of specialized executive search consultants whom we dedicate exclusively to providing this service, while working closely with our recruitment and other sales staff to cross-sell our products and develop client relationships. Substantially all of our executive search assignments are engaged locally in China.
     We believe that as companies expand and need to hire qualified and more experienced professional and managerial personnel, including those who are not active job seekers, demand for executive search services market may increase. We believe that we are well positioned in this market as we may attract employers that have used our www.51job.com website or 51job Weekly but are first-time executive search users. In addition, our search consultants can access our extensive online candidate resumé database which other search firms are restricted from using.
     Other human resource related services
     We conduct training seminars in business management, leadership, sales and marketing, human resource,

negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide our seminars to the general public and on a customized, in-house basis for corporate clients. In addition, we provide outdoor-based training exercises and programs for corporate clients to promote personal development, team building and communication. We believe that our training services build our brand awareness as a leading provider of integrated human resource services.
     We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. Currently, we provide business process outsourcing services to a limited number of corporate clients with respect to social insurance and welfare payment processing, tracking compliance with local governmental employment regulations and payroll processing. We continue to build our outsourcing capability and expertise.
     We seek to develop business process outsourcing services as part of our strategy to become a “one-stop” solution to our clients. While the market for these services in China is still limited compared to developed economies like the United States, we expect to further expand and develop these services as the market for these services in China grows. We believe that there is significant future potential for these services as more companies in China become accustomed to using third parties to perform human resource administrative functions.
     We also organize and host annual human resource conferences in many of our cities. These conferences include lectures, seminars, workshops and networking events for human resource professionals. Although we do not generate significant revenues from hosting these conferences, this service provides us with exposure to, and interaction with, existing and prospective clients.
     We provide our monthly human resource trade magazine called Human Capital to clients on a subscription or complimentary basis. This magazine, which has been produced since August 2002, is targeted principally at corporate human resource personnel and contains articles, commentary, interviews and reports on human capital management topics.
     We provide general and customized salary survey studies with analysis on compensation and benefits packages across various cities, industries and positions. Human resource departments utilize our information to understand the market for compensation levels and to determine compensation and benefits packages for employees and candidates.
     We have developed a proprietary assessment system to assist human resource departments in evaluating capabilities and dispositions of job candidates and existing employees, in aiding employee placement and in allocating employee resources. We have also developed a human resource management software that allows employers to track attendance, payroll, vacation and other employee related information.
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
     We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers that are creating their own recruitment website. We update the advertisements on our website from our central offices in Shanghai. We also have technicians in Beijing, Guangzhou and Shenzhen to service key accounts and to supplement our central operations in the event of an emergency. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within several hours. Complimentary online postings for advertisements in 51job Weekly generally appear on www.51job.com within one to two days.
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
     Print advertising
     51job Weekly is published in 24 cities across China as of March 31, 2006 and our core markets include Beijing, Guangzhou, Shanghai and Shenzhen. We face intense competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted circular as a section. Our competitors in our core markets include Beijing Youth Daily, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.
     Online recruitment services
     We experience intense competition in our online recruitment services businesses from dedicated online recruitment websites and, to a lesser extent, from national Internet portals in China. With the exception of Zhaopin.com which has begun print advertising operations in a few cities in China, we are not aware of any other online competitor that also operates a significant print advertising business. We view our principal existing online competitors to be ChinaHR.com, Cjol.com and Zhaopin.com, which are primarily dedicated online recruitment websites.
     None of the well established nationwide Internet portals, including NetEase.com, Sina.com, Sohu.com and Tom.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, following Monster Worldwide’s acquisition of a 40% stake in ChinaHR.com for US$50 million in February 2005, ChinaHR.com has been purported in recent media reports to be significantly increasing its sales and marketing efforts in China. In 2005, it was also reported that a business collaboration had been formed between ChinaHR.com and Sina.com and one between Zhaopin.com and Sohu.com. As a result of such events, we could encounter significantly increased competition in some or all of our markets.
     Other services
     We believe that the competition for our other human resource related services, especially for executive search and training services, is largely fragmented and localized. The main competitors in our market for executive search services in China include entities such as Bó-Lè Associates, Ltd., Horton International, Hudson Highland Group, which is a spin-off from Monster Worldwide, and Sterling, each of which provides executive search services on a nationwide basis.
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

     Direct marketing. We target employers principally through direct marketing. As of December 31, 2005, we employed over 1,200 sales and account management representatives across our cities that identify and contact potential customers directly via telephone, personal sales visits, the Internet and the mail. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. We believe that direct marketing has been highly effective in attracting new customers. In addition, we believe that, by providing significant contact with potential clients, direct marketing enables us to understand the current and evolving needs of our existing and prospective customers and helps us develop new services and products.
     Event marketing. We organize customer events such as recruiting workshops and product information seminars as well as networking social events to provide our sales team an opportunity to interact with employers and better understand their needs. To attract potential job seekers, we provide complimentary copies of 51job Weekly at job fairs, at office buildings, in subway stations in select cities and in other public and commercial areas. We believe that offering complimentary copies of 51job Weekly to job seekers is also a highly effective means to cross-promote our www.51job.com website.
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
     Cross-marketing. We cross-market our brand names, services and products in 51job Weekly, on www.51job.com and in Human Capital. We also establish cross-marketing relationships with a variety of partners. We believe that we also benefit from recommendations and referrals by our large existing base of 51job Weekly and jobs seekers and employers who have used www.51job.com.
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
     We have registered trademarks with the Trademark Office of the PRC State Administration for Industry and Commerce, including , , 51job.com, , eHire, and eSearch. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.
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

Regulation
     Advertising agencies, human resource services firms and Internet content providers are subject to substantial regulation by the PRC government. An “Internet content provider” is a commercial operator providing the delivery of Internet content. This section sets forth a summary of the most significant PRC regulations that affect the business and the industries in which we operate.
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
     Starting December 10, 2005, foreign investors, individually or in the aggregate, are permitted to own 100% of the equity interest in an advertising company in the PRC.
     Human resource services companies
     The principal regulation governing ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), jointly promulgated by the PRC Ministry of Personnel, the PRC Ministry of Commerce and the PRC State Administration for Industry and Commerce. Under this regulation, the percentage of foreign ownership in the equity interest of a foreign invested human resource services company cannot be less than 25% or more than 49%. Investors from Hong Kong and Macau can have up to 70% ownership in a foreign invested human resource services company pursuant to the special arrangements between China and Hong Kong and Macau, respectively.
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
     Recent changes in regulation
     In accordance with its commitments made in connection with the PRC’s entry into the World Trade Organization, or WTO, the PRC government has reduced the limitations on foreign investment in advertising businesses in China. Beginning in December 2005, advertising agencies may be wholly owned by foreign entities. Investors from Hong Kong and Macau can have up to 70% ownership in a foreign invested human resource services company pursuant to the special arrangements between China and Hong Kong and Macau, respectively. There are no laws or regulations setting forth any schedule for future relaxation of limitations in the human resource and Internet content businesses.

General Regulation of Our Businesses
     Advertising
     The PRC State Administration for Industry and Commerce is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:
•	Advertising Law (1994);

•	Administration of Advertising Regulations (1987); and

•	Measures for the Administration of Advertising Business Licenses (2005).
     An entity providing advertising services must obtain an approval from the PRC State Administration for Industry and Commerce or one of its local offices.
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

     Domain name disputes are governed by the Measures of China Internet Network Information Center for Resolving Disputes Regarding Domain Names promulgated by the Chinese Internet Network Infrastructure Center, or CNNIC, on February 14, 2006 and effective on March 17, 2006, under which CNNIC can authorize domain name dispute resolution institutions to decide disputes.
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
     The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended. Under these rules, Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities, outside the PRC unless the prior approval of the State Administration for Foreign Exchange of the PRC is obtained.
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
C. Organizational Structure
     Prior to the formation of our company, due to PRC restrictions on the foreign ownership of advertising businesses, our businesses were principally operated by two PRC entities, Beijing Run An Information Consultancy Co., Ltd., or Run An, and Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng. Run An and Qian Cheng were formed in 1997 and 1999, respectively, and both are controlled and owned by Michael Lei Feng and Tao Wang, two PRC citizens who serve as our executive officers. Run An’s original market research and insurance agency businesses, unrelated to our current operations, were discontinued in 1999. Run An began providing executive search services in 2000. Qian Cheng was established by Michael Lei Feng and Run An to provide advertising services.
     In January 2000, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was formed as a joint venture between Qian Cheng and 51net.com Inc., or 51net, a British Virgin Islands company established by Rick Yan and Norman Lui. Subsequently, Tech JV established a majority owned subsidiary, Shanghai Qianjin Advertising Co., Ltd. (whose name we changed from Shanghai Qianjin Culture Communications Co., Ltd. in November 2005), or AdCo, with Qian Cheng as the sole minority shareholder. AdCo in turn established several majority owned subsidiaries with Qian Cheng as the sole minority shareholder and a jointly owned entity with Tech JV called Shanghai Wang Cai Advertising Co., Ltd. (whose name we changed from Shanghai Jin Lian Advertising Co., Ltd. in July 2005), or Wang Cai AdCo, which we refer to collectively as the AdCo Subsidiaries. Prior to our May 2004 restructuring discussed below, 51net owned 99% of the equity interest in Tech JV. After Tech JV and its branches, AdCo and the AdCo Subsidiaries obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV and its branches, AdCo and the AdCo Subsidiaries over a period of time. This transfer was effected through the transfer of customers, employees and operations to these entities and did not involve a formal sale of assets or equity. Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches, AdCo and the AdCo Subsidiaries.
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
     Our relationships with Run An and Qian Cheng, our affiliated entities, have been governed by a series of agreements. As a result of these agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46.
     Each of the material entities in our group, including our material affiliated entities that we use to operate our businesses and in which we hold no equity interest, is described below under “— Description of the Material Group Entities.”
Our May 2004 Restructuring and Arrangements with Affiliated Entities
     The PRC government regulates foreign ownership in entities that provide advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership limitation was relaxed to permit foreign ownership of up to 70% of a PRC advertising entity, and starting in December 2005, foreign investors are permitted to own 100% of a PRC advertising entity. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since November 2003, foreign ownership in entities providing human resource related services has been limited to 49%. Tech JV obtained an online advertising license in May 2000 and a license to conduct human resource related services in September 2002. In addition, AdCo, an 80% owned subsidiary of Tech JV, obtained an advertising license in June 2001 and various AdCo branches and subsidiaries received additional advertising licenses as we expanded into new cities. Tech JV and its branches, AdCo and the AdCo Subsidiaries obtained these licenses in accordance with what we believe to be prescribed procedures under then applicable PRC regulations. Over a period of time, beginning when Tech JV and its branches, AdCo and the AdCo Subsidiaries acquired these licenses, we transferred the business and operations conducted by our affiliated entities to Tech JV and its branches, AdCo and the AdCo Subsidiaries. From 2002, Tech JV and its branches, AdCo and the AdCo Subsidiaries have conducted substantially all of our advertising and human resource related businesses.
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
     For a description of the distinction between an entity that provides online services and an “Internet content provider,” see “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses — Internet content providers.”
     We no longer provide services together with Run An or Qian Cheng.
     Tech JV and its branches, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Under the terms of our contractual arrangements with Qian Cheng, WFOE receives all of the economic rewards and bears all of the economic risks of Qian Cheng’s minority interest in Tech JV, AdCo and the AdCo Subsidiaries.
     We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for entities conducting advertising and human resource operations at that time. For a description of the risks associated with our past ownership structure, please see “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.”
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
     We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of, and foreign participation in, advertising businesses, human resource related services and Internet content provider services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

Group Ownership Structure
     The chart below sets forth our current ownership structure.(1)

(1)	Does not include 51net HR, a dormant entity incorporated in the Cayman Islands and wholly owned by 51job, Inc. and Wang Jin Information Technology (Shanghai) Co., Ltd., a wholly owned subsidiary of 51net established in the PRC with no current operations.

(2)	Includes the subsidiaries and branches of AdCo that conduct advertising businesses and Shanghai Cheng An Human Resources Co., Ltd., which provides outsourcing services.

(3)	Excludes Wuhan AdCo and Wang Cai AdCo, which are set out separately in the chart.
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
     Qian Cheng, Run An and RAL are each owned by Michael Lei Feng and Tao Wang, each an executive officer of our company and a PRC citizen. Qian Cheng is 87% owned by Michael Lei Feng and 13% owned by Run An. Run An and RAL are each 80% owned by Michael Lei Feng and 20% owned by Tao Wang. As a result of their ownership interest in Run An, Michael Lei Feng and Tao Wang effectively holds 97% and 3%, respectively, of the equity interest in Qian Cheng.

Description of the Material Group Entities
     51net
     51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks , , 51job.com and under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Our Intellectual Property Rights.”
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
     AdCo and the AdCo Subsidiaries
     We provide print advertising services through Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s fifteen branch offices, seven majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local Administrations for Industry and Commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.
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
     Tech JV and RAL cooperation agreement. Tech JV and RAL have entered into a cooperation agreement under which RAL agrees to provide human resource related services to Tech JV’s customers and post human resource related information on its website www.51job.com, and Tech JV agrees to pay RAL an amount equal to the direct operating costs incurred by RAL, plus a 5% margin, subject to a total payment cap of RMB1,000,000 per quarter. In addition, Tech JV agrees to provide technical support to RAL in connection with its provision of human resource related services and the development, construction and maintenance of RAL’s website. The cooperation agreement has a term of ten years and may be extended with the consent of the parties.
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
D. Property, Plants and Equipment
     Our executive offices as well as our principal customer service, sales, marketing and development facilities are currently located at Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian, Zhengzhou and Hong Kong. As of the date of this annual report, we have leases for office space totaling approximately 23,360 square meters. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
     In March 2006, we signed a letter of intent to purchase our current principal executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which we expect will become our Shanghai sales office, for an aggregate consideration of RMB27 million (US$3.3 million). We have not made any cash payments toward this purchase as of May 31, 2006. We expect to fund this purchase through operating cash flows and through our existing capital resources.
     In April 2006, we completed the purchase a new office complex of approximately 12,600 square meters in Zhangjiang High Technology Park in Shanghai’s New Pudong Area. The purchase price for the new premises is approximately RMB114 million (US$14.1 million), of which we have paid RMB108 million (US$13.4 million) as of May 31, 2006. We also expect to incur additional expenses associated with renovations, relocation and other related items. Expenditures related to the new office complex are expected to be funded by through operating cash flows and through our existing capital resources. We plan to move our national technology and online service center as well as our principal executive offices to the new office complex and expect to begin occupying the new premises in late 2006.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F.
A. Overview
     We believe that we are a leading provider of integrated human resource services in China. Increases in revenues from our recruitment related businesses have been the primary driver of our financial results. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on 51job Weekly and www.51job.com. We also receive fees from employers for access to our www.51job.com resumé database, use of eHire and in connection with eSearch and other human resource related services. The increases in our revenues reflect greater penetration in our existing markets as well as expansion into new markets across China. In addition, our net income has increased each year since we became profitable in 2002 on a full-year basis. The increases in net income in 2003 and 2004 reflect both our revenue growth as well as the reduction as a percentage of net revenues of our cost of services and operating expenses driven by improved economies of scale and operational efficiencies. Net income was relatively unchanged from 2004 to 2005 as our revenue growth was offset by an increase in operating expenses.
Revenues
     Our total revenues in 2005 were RMB595.6 million (US$73.8 million), a 24.1% increase from RMB479.9 million in 2004. The substantial majority of our revenues come from employers who purchase our 51job Weekly and

www.51job.com recruitment services. The revenue growth we have achieved in our recruitment advertising services have been principally characterized by expansion of these businesses in existing cities as well as our entry into new cities. We believe that our revenue growth will continue to be driven by further development and liberalization of the Chinese economy and other macroeconomic factors such as the growing number of companies, increasing competition amongst companies for skilled and experienced workers, and significant growth in job openings in China. We believe these factors should lead to increased use and growing acceptance of recruitment advertising and other human resource services by employers in China. In addition, we believe that an increasingly skilled, educated and urbanized workforce in China will drive the demand for and usage of our services.
     The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
Revenues:
Print advertising	62.3%	62.7%	59.8%
Online recruitment services	26.2	23.2	26.8
Executive search	5.4	5.2	4.4
Other human resource related services	6.1	8.9	9.0

Total revenues	100.0%	100.0%	100.0%

     The following table sets forth our revenue growth rates by business line for the periods indicated.

	2003	2004	2005
	compared to	compared to	compared to
	2002	2003	2004
Print advertising	56.1%	64.6%	18.5%
Online recruitment services	165.9	44.9	43.0
Executive search	61.9	58.2	5.6
Other human resource related services	82.1	137.9	24.8
Total revenues	77.2%	63.6%	24.1%
     Recruitment related revenues
     Our recruitment related revenues are comprised of fees from employers for our 51job Weekly print advertising business, our www.51job.com online recruitment services and our eSearch executive search services. Because a large portion of our costs associated with providing our recruitment related services are fixed, we believe these services present a significant potential for economies of scale and improvement in our profitability as we increase our volume of advertisements and services and the prices that we charge. We expect that we will continue to earn the substantial majority of our revenues and profits from our recruitment related services in the future.
     Print advertising revenues. Our print advertising revenues are generated from fees that we charge employers for placing recruitment and related advertisements in editions of 51job Weekly across our markets in China. We do not receive revenues from the sale of 51job Weekly at distribution locations such as newsstands, kiosks and post offices. Employers sign print advertising contracts with us for single or multiple advertisements in one or more markets. These contracts as well as the time between the signing of a contract and the publishing of an advertisement in 51job Weekly are generally short-term in nature.
     Our advertising fees vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. As we have increased penetration in our existing markets and expanded into new cities, our client base and the number of print advertising pages have grown. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge.
     We expect that future growth of our print advertising business will be primarily driven by a combination of increases in the volume of our print advertising pages and in average revenue per page. Our print advertising prices vary considerably between individual markets due to differences in local competitive environments, purchasing power and other conditions. Historically, the print advertising businesses in our individual markets have not been subject to significant or prolonged price competition. While the prices we charge for print advertising in each city have been generally stable or have moderately increased, we have from time to time initiated or discontinued special promotions or sales campaigns in certain cities which may impact the overall average revenues per page. In addition, our overall average revenues per page are affected to some extent by differences in relative growth rates in individual markets, with growth in higher priced markets tending to increase our overall average revenues per page and growth in lower priced markets tending to reduce the overall average.
     We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of 51job Weekly. In calculating the number of paid advertising pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made. We cannot assure you that our methodology, page counting, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of the actual revenues we generate per page.
     As our customers usually place orders for print advertisements on a week-to-week basis, our print advertising business is subject to weekly fluctuations. We do not recognize advertising revenue until an advertisement is actually printed in 51job Weekly. As a result, delays or cancellations by advertisers hamper our ability to predict revenue for future periods and makes it difficult for us to accurately forecast revenues with any degree of certainty. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Our recruitment advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.”
     We generally require that all advertising fees be paid in advance of posting an advertisement, although we may offer credit terms to select clients on a case-by-case basis.
     Online recruitment services revenues. Our online recruitment services revenues are generated from fees we charge employers for placing recruitment and related advertisements on our www.51job.com website and for accessing our eHire web-based online resumé and recruitment management platform. We also generate online revenues for website design and hosting services that we provide to businesses that wish to create their own dedicated recruitment website. We do not charge job seekers for using www.51job.com.
     We believe that the increase of our online recruitment services revenues have been characterized by increased acceptance of online advertising as a recruitment medium in China and our effectiveness in penetrating the growing online recruitment services market. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to attract print advertising customers to our online recruitment services, as well as new customers seeking the broader coverage offered by our integration of these two channels.
     The growth of our online recruitment services revenues has been primarily driven by a higher number of unique employers using these services rather than an increase in average revenue per unique employer. Average revenue per unique employer has been principally affected by offsetting factors. New customers tend to use basic, lower priced online recruitment services and significant increases in these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. We may also choose to offer introductory or promotional packages at reduced prices from time to time which will also lead to a reduction in average revenue per unique employer. Offsetting these factors that lower our average revenue per unique employer is our ability to retain customers and migrate them over time to higher-priced products. In addition, as more customers become increasingly familiar and comfortable with our online platform, our ability to sell them a package of multiple online recruitment services increases our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, difficulties we may encounter in developing or launching higher priced services as well as offerings of similar services by competitors.
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
     As with 51job Weekly, we generally require that all advertising fees be paid in advance of posting an advertisement on our website, although we may offer credit terms to select clients on a case-by-case basis.

     Executive search revenues. Our eSearch executive search revenues are generated from fees and commissions paid by employers. We generally charge a total assignment fee of approximately 30% of the candidate’s annual compensation, including a minimum upfront retainer. We offer executive search services to employers as a part of our “one-stop” solution strategy and although we believe that we have been able to develop this business through sales and marketing efforts, we do not expect that this business will contribute significantly to our revenues in the foreseeable future. In addition, our ability to expand this business will depend on further acceptance of executive search by employers in China as an effective recruitment tool. As a result, as our recruitment advertising businesses expand, we expect that our executive search service revenues may continue to decline as a percentage of our overall revenues.
     Other human resource related revenues
     Revenues from our other human resource related services are principally generated from fees paid for attending our training seminars and industry conferences, for contracting our business processing outsourcing services and for using our assessment services, our salary survey studies and eHR software product. We expect to continue to develop additional human resource related services and products for our corporate clients. While revenues from other human resource related services currently represent less than 10% of our total revenues, we believe that these products and services complement our “one-stop” human resource solution strategy and raise our brand awareness as an industry innovator and thought leader.
     Growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase adoption of these types of products and services in China’s rapidly evolving human resource services market. We believe the increase in other human resource related revenues has been primarily driven by growing customer acceptance of these products and services as well as our sales and marketing efforts. In addition, we believe that our expansion of training and business process outsourcing services to new customers and additional cities have contributed to the growth of this segment. As we believe these newer services and the overall human resource industry in China are in the early stages of development, we believe there may be significant market potential in the future but we are unable to quantify the size at this time.
Net revenues and business taxes
     Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductible expenses, generated from services we provide in China. A portion of the business taxes that we had previously paid was refunded in 2003, 2004 and 2005 as a result of local government financial incentives. These refunds are recognized as other income in our statement of operations. We cannot assure you that we will continue to receive such financial incentives in the future.
Costs
     We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.
     The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
Cost of services	(54.1%)	(49.2%)	(47.9%)
Total operating expenses	(33.9%)	(30.9%)	(38.4%)
     Our cost of services has declined as a percentage of our net revenues from 2003 to 2005. We believe this has been a result of increased economies of scale in our recruitment related services, particularly our print advertising and online recruitment services businesses, and of improved operating efficiencies. As we have expanded our operations and enlarged our infrastructure and service platforms, we believe that we have been able to attract new corporate clients and to increase sales opportunities with existing customers across our various markets. This has allowed us to achieve greater economies of scale as our revenues have increased faster than our customer service costs. In addition, expansion of our online recruitment services business requires limited additional fixed costs and the significant revenue growth of this business has contributed to our overall improved operating efficiency. We believe that our online recruitment services business will achieve higher profit margins than our other recruitment related businesses in the longer term.

     We believe that our operating expenses declined as a percentage of our net revenues in 2003 and 2004 as a result of improved operating efficiencies primarily due to increased productivity of our infrastructure and staff. In 2005, we believe that operating expenses increased as a percentage of our net revenues due to expansion of our sales force, higher marketing expenses and greater general administrative expenses following our becoming a public company in September 2004. As we aim to decrease our cost of services and total operating expenses as a percentage of our net revenues, we continue to identify areas in our businesses that will allow us to benefit from economies of scale and operating efficiencies. However, significant uncertainties may impact out ability to lower these costs and expenses and we cannot assure you that we will be able to decrease these costs as a percentage of our net revenues.
     Cost of services
     Our cost of services primarily includes printing related expenses, employee compensation and depreciation. The majority of our costs of services are printing related costs, which principally consist of printing, publishing and distribution expenses that we pay to our newspaper contractors. Our printing related costs are characterized by both fixed and variable components. These costs also have tended not to increase or decrease proportionately to increases or decreases in our print advertising revenues and as a result, we have been able to grow our print advertising businesses while incurring lower printing related costs relative to our print advertising revenues. We aim to lower our printing related costs and continuously seek opportunities to secure more favorable terms with newspaper contractors. In addition, as we have grown our online recruitment services, we have been able to leverage our existing infrastructure, allowing us to incur limited additional costs relative to the higher revenues we have generated. The majority of our employee, depreciation and other costs of services are largely shared across our various business lines.
     Operating expenses
     Our operating expenses include sales and marketing expenses, general and administrative expenses, and share-based compensation.
     The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
Operating expenses:
Sales and marketing	(13.8%)	(14.7%)	(20.2%)
General and administrative	(13.6)	(12.1)	(15.8)
Share-based compensation — share options	(4.8)	(4.1)	(2.4)
Share-based compensation — founder shares	(1.7)	—	—

Total operating expenses	(33.9%)	(30.9%)	(38.4%)

     Our sales and marketing expenses primarily include employee compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our new market expansion as well as existing operations. The sales and marketing strategies we employ in each city to promote our brand and services depends on a number of factors such as local competitive conditions and the cost, popularity and effectiveness of various media formats. In addition, we receive marketing support for 51job Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.
     Our general and administrative expenses primarily include rent and property management fees, employee compensation, administrative office expenses, professional services fees and depreciation. General and administrative expenses increased from 2003 to 2005 due to our expansion into new markets, the introduction of new services and the overall expansion of our businesses. In addition, following the completion of our initial public offering in October 2004, we have incurred additional general and administrative expenses due to the various additional legal, accounting and other requirements applicable to operating as a public company listed in the United States. Although we have purchased directors’ and officers’ liability insurance, we also expect to incur significant legal expenses in defending class action lawsuits filed against us. See “Item 8. — Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings.” However, we aim to lower our general and administrative expenses as a percentage of net revenues but due to significant uncertainties, we cannot assure you we will be able to do so.

Income Taxation
     We file separate income tax returns because we and our affiliated entities are incorporated in different jurisdictions.
     Under the current laws of the Cayman Islands, we are not subject to income or capital gain taxes. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.
     Under the current laws of the British Virgin Islands, we are exempt from income tax on foreign derived income. In addition, there are no withholding taxes in the British Virgin Islands.
     In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign-invested enterprises that are incorporated in China are generally subject to enterprise income tax, or EIT, at a rate of 33%. As opposed to our business taxes which is based on our total revenues and which is discussed above in “— Revenues — Net revenues and business taxes,” EIT is a separate tax based on our taxable income. Under current rules, newly organized PRC entities conducting advertising businesses are entitled to elect a tax exemption for their first two years of operation and may carry forward tax losses incurred, if any, during this two-year period to future periods. A number of our AdCo Subsidiaries have elected to receive the two-year tax exemption treatment. The majority of these exemptions expired in 2004 and 2005, and others will expire in 2006 and 2007. Upon the expiration of their tax exemptions with the exception of AdCo’s subsidiary in Shenzhen and Wang Cai AdCo’s subsidiaries in Shanghai and Shenzhen, each of which have obtained a preferential tax rate of 15%, the other AdCo Subsidiaries will be taxed at the statutory tax rate, currently 33%. These expirations of the tax exemptions caused our effective tax rate to increase significantly in 2004. In addition, so long as we continue to recognize share-based compensation expense in future periods, our effective tax rate may exceed the statutory tax rate as a result of such expense, since share-based compensation is not deductible for PRC tax purposes. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we may establish new entities from time to time which, depending on applicable law, may be entitled to certain tax incentives, including tax exemptions. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, some of our PRC subsidiaries and affiliated entities have accumulated tax loss carryforwards that have not previously been recognized as deferred tax assets because there was significant uncertainty as to whether we would be able to realize the benefit from those loss carryforwards. To the extent permitted by PRC tax rules, we may undertake further reorganizations or transactions among our subsidiaries and affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits.
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
     We operate and manage our various businesses as a single segment. In addition, since our revenues are primarily generated from customers in the PRC, we do not account for our results of operations on a geographical or other basis. Since many of our management and staff provide services with respect to many or all of our businesses, and since our infrastructure and operations are designed to facilitate all of our businesses as an integrated unit, we are unable to allocate costs among our various businesses or present our financial results in terms of multiple business segments.

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
     We had deferred tax assets of RMB4.6 million as of December 31, 2003, RMB7.8 million as of December 31, 2004 and RMB6.3 million (US$0.8 million) as of December 31, 2005.
     As of December 31, 2003, 2004 and 2005, we recognized aggregate valuation allowances of RMB7.8 million, RMB7.1 million and RMB5.8 million (US$0.7 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.
     Share-based compensation
     Prior to January 1, 2006, we accounted for share-based compensation arrangements under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. In general, compensation cost under APB No. 25 was recognized based on the difference, if any, between the estimated fair value or market value of our common shares and the amount an employee was required to pay to acquire the shares, as determined on the date the option was granted. Compensation cost, if any, was recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation was amortized and charged to expense based on the vesting terms of the underlying options.
     When estimating the fair value of our common shares on the grant date, we reviewed both internal and external sources of information. As a private company before the completion of our initial public offering in October 2004, the sources we used to determine the fair value of the underlying shares at the date of measurement were subjective in nature and were based on, among other factors:
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
     In addition, we recognized share-based compensation in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in additional share-based compensation expense of RMB14.1 million in 2003, RMB20.5 million in 2004 and RMB14.6 million (US$1.8 million) in 2005.

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, that requires companies to expense the value of employee stock options and similar awards. Under SFAS No. 123R, share-based compensation will be (1) measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest and (2) required as awards vest. Under SFAS No. 123R, we could select from three transition methods: (1) the modified prospective method, where the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123 be charged to expense without any change in previously calculated measurement; (2) a variation of the modified prospective method, where in addition to (1), we restate for prior interim periods using prior SFAS No. 123 pro forma disclosure amounts; and (3) the modified retrospective method, where all prior period financial statements are retroactively restated based on pro forma disclosures as calculated under SFAS No. 123.
     We have adopted SFAS No. 123R effective from January 1, 2006 and selected the modified prospective method as the transitional method. Consequently, our share-based compensation expense relating to the unvested portion of the outstanding grants is recognized based on the fair value of the options as determined under SFAS No. 123 as disclosed in note 2(m) to our consolidated financial statements included elsewhere in this annual report. New options to be issued after the effective date are recognized based on the provisions of SFAS No. 123R. The adoption of SFAS No. 123R increased our share-based compensation expense in our consolidated statement of operations in the first quarter of 2006 and we expect the implementation of SFAS No. 123R may adversely affect our earnings in the future.
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
     In connection with our restructuring in May 2004, we terminated or modified the agreements referred to above and entered into new agreements with these entities and RAL, a new entity formed by two of our executive officers. We bear all of the economic risks and receive all of the economic rewards of these entities under these agreements. Consequently, we have consolidated the interests of RAL and continue to consolidate the interests of Run An and Qian Cheng under FIN 46. In the opinion of Jun He Law Offices, our PRC legal counsel, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
     We do not believe that our restructuring has had an impact on our financial statements or how our results are reported in the future. For additional information with respect to our relationships with RAL, Run An and Qian Cheng, see “Item 4. — Information on the Company — Organizational Structure.”

     Allowances for doubtful accounts
     We provide general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
     Long-lived assets
     Our accounting for long-lived assets, including property and equipment, is described in note 2(g) to our consolidated financial statements included elsewhere in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future cash flows attributable to them. During each of the years ended December 31, 2003, 2004 and 2005, we did not record any impairment charges. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.
Results of Operations
     The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2003		2004		2005
	RMB	%	RMB	%	RMB	%
Revenues:
Print advertising	182,606,297	65.2	300,651,791	65.9	356,284,649	63.4
Online recruitment services	76,960,121	27.5	111,508,533	24.4	159,494,922	28.4
Executive search	15,748,331	5.6	24,907,914	5.5	26,306,740	4.7
Other human resource related revenues	18,019,611	6.4	42,875,597	9.4	53,507,789	9.5

Total revenues	293,334,360	104.7	479,943,835	105.2	595,594,100	106.0
Less: Business and related tax	(13,215,419)	(4.7)	(23,823,953)	(5.2)	(33,567,880)	(6.0)

Net revenues	280,118,941	100.0	456,119,882	100.0	562,026,220	100.0

Cost of services	(151,477,142)	(54.1)	(224,606,635)	(49.2)	(269,328,384)	(47.9)

Gross profit	128,641,799	45.9	231,513,247	50.8	292,697,836	52.1

Operating expenses:
Sales and marketing	(38,619,523)	(13.8)	(67,271,096)	(14.7)	(113,656,714)	(20.2)
General and administrative	(38,135,612)	(13.6)	(55,175,493)	(12.1)	(88,978,985)	(15.8)
Share-based compensation — share option	(13,482,546)	(4.8)	(18,678,238)	(4.1)	(13,073,480)	(2.4)
Share-based compensation — founder shares	(4,622,466)	(1.7)	—	—	—	—

Total operating expenses	(94,860,147)	(33.9)	(141,124,827)	(30.9)	(215,709,179)	(38.4)

Income from operations	33,781,652	12.1	90,388,420	19.8	76,988,657	13.7
Loss from foreign currency translation	(3,456)	(0.0)	(2,158)	(0.0)	(11,320,194)	(2.0)
Interest and investment income	930,288	0.3	2,846,422	0.6	20,385,151	3.6
Other income	1,083,790	0.4	1,968,532	0.4	5,313,723	1.0

Income before income tax provision	35,792,274	12.8	95,201,216	20.9	91,367,337	16.3
Income tax expense	(3,192,011)	(1.1)	(34,058,184)	(7.5)	(29,945,033)	(5.4)

Net income	32,600,263	11.7	61,143,032	13.4	61,422,304	10.9

Other Financial Information:
Aggregate share-based compensation expense(1)	(18,701,563)	(6.7)	(20,489,734)	(4.5)	(14,553,321)	(2.6)

(1)	Aggregate share-based compensation expense includes share-based compensation expense attributable to cost of services and operating expenses.

     2005 compared to 2004
     Total revenues. Our total revenues increased 24.1% to RMB595.6 million (US$73.8 million) in 2005 from RMB479.9 million in 2004. This increase was primarily driven by growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:
•	Print advertising. Our print advertising revenues increased 18.5% to RMB356.3 million (US$44.1 million) in 2005 from RMB300.7 million in 2004. This increase was primarily due to a higher number of recruitment advertisements placed in our editions of 51job Weekly as we entered into four new markets in 2005 and increased our penetration of our existing markets. We estimate that the number of print advertising pages increased 32.0% to 11,884 in 2005 from 9,001 in 2004. The increase in revenues from higher advertisement volumes was partially offset by a decline in our overall average revenue per page. Our overall average revenue per page declined principally as a result of an increase in revenue contribution from certain markets in which local prices were lower than our average. Although the prices that we charged for our print advertising in each city remained generally stable or moderately increased, we may adjust our sales policy on promotions and discounts in our cities from time to time.

•	Online recruitment services. Our online recruitment services revenues increased 43.0% to RMB159.5 million (US$19.8 million) in 2005 from RMB111.5 million in 2004. This increase was mainly attributable to substantial growth in the number of unique employers using our online recruitment services. We estimate that the number of unique employers increased 44.0% to 56,599 in 2005 from 39,317 in 2004. This growth primarily consisted of an increase in employers placing recruitment advertisements on www.51job.com and, to a lesser extent, reflected an increase in the use of our eHire web-based online resumé and recruitment management platform. Our average revenue per unique employer in 2005 was relatively unchanged from the level in 2004. We believe that the increase in new online customers, who generally purchase basic, lower priced recruitment advertisements which drive a decline in our average revenue per unique employer was primarily offset by the greater number of customers purchasing multiple online recruitment services and the migration of customers to higher priced products, both factors which would increase our average revenue per unique employer.

•	Executive search. Our executive search revenues increased 5.6% to RMB26.3 million (US$3.3 million) in 2005 from RMB24.9 million in 2004, primarily as a result of greater sales efforts.

•	Other human resource related revenues. Our revenues from other human resource related services increased 24.8% to RMB53.5 million (US$6.6 million) in 2005 from RMB42.9 million in 2004. This increase was primarily attributable to an increase in training revenues as we conducted a greater number of seminars and courses. In addition, we believe the increase reflected growing customer acceptance of new services, particularly our business process outsourcing services. In November 2004, we discontinued the sale of stationery and offices supplies to our business customers which contributed revenues of RMB2.2 million (US$0.3 million) in 2005 and RMB12.7 million in 2004.
     Net revenues. Our net revenues increased 23.2% to RMB562.0 million (US$69.6 million) in 2005 from RMB456.1 million in 2004. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB33.6 million (US$4.2 million) in 2005 and RMB23.8 million in 2004.
     Cost of services. Our cost of services increased 19.9% to RMB269.3 million (US$33.4 million) in 2005 from RMB224.6 million in 2004. The majority of this increase was a result of higher printing related expenses associated with the expansion of 51job Weekly into four new cities in 2005 as well as greater page volumes in existing markets. In addition, our employee compensation expense increased principally as a result of new staff additions to support our growing operations. Our cost of services in 2005 also included share-based compensation expense of approximately RMB1.5 million (US$0.2 million), a decrease from RMB1.8 million in 2004. Our cost of services declined as a percentage of revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.
     Gross profit. As a result of the above factors, our gross profit increased 26.4% to RMB292.7 million (US$36.3 million) in 2005 from RMB231.5 million in 2004. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 52.1% in 2005 compared to 50.8% in 2004.
     Operating expenses. Our total operating expenses increased 52.9% to RMB215.7 million (US$26.7 million) in 2005 from RMB141.1 million in 2004. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses, which was partially offset by a decrease in share-based compensation expense. Our operating expenses consisted of:

•	Sales and marketing expenses. Our sales and marketing expenses increased 69.0% to RMB113.7 million (US$14.1 million) in 2005 from RMB67.3 million in 2004. This increase was due to the expansion of our sales and marketing staff, increases in commissions paid to sales personnel, increases in advertising and promotional expenses, and the addition of four new sales offices in Changchun, Suzhou, Fuzhou and Zhengzhou in 2005. We calculate the commissions paid to sales personnel based on a percentage of total revenues generated by the employee. In addition, we pay bonuses to account executives for achieving and exceeding certain sales targets. Our advertising and promotion expenses in 2005 increased 72.7% to RMB21.4 million (US$2.6 million) from RMB12.4 million in 2004 due to a greater number of promotional events and other activities principally in connection with our expansion into new markets, and also in connection with a national television advertising campaign we conducted in early 2005.

•	General and administrative expenses. Our general and administrative expenses increased 61.3% to RMB89.0 million (US$11.0 million) in 2005 from RMB55.2 million in 2004. This increase was primarily due to greater costs incurred in connection with operating as a public company, higher professional services expenses, and costs associated with the opening of four new offices opened in 2005, including rent, the hiring of new personnel and the purchase of office equipment. Contributing also to the increase was compensation to additional office staff and depreciation and amortization.

•	Share-based compensation. Our share-based compensation expense included in operating expenses decreased 30.0% to RMB13.1 million (US$1.6 million) in 2005 from RMB18.7 million in 2004. We did not recognize any additional deferred share-based compensation in 2005. Upon adoption of SFAS No. 123R effective January 1, 2006, we expect to incur higher share-based compensation expense.
     Loss from foreign currency translation. We recognized a loss of RMB11.3 million (US$1.4 million) from foreign currency translation in 2005 as a result of a change in PRC foreign exchange policy and a revaluation of the Renminbi in July 2005. For more information about China’s foreign exchange policy, see “Item 10. — Additional Information — Exchange Controls.”
     Interest and investment income. Our interest and investment income increased 616% to RMB20.4 million (US$2.5 million) in 2005 from RMB2.8 million in 2004 due to higher average balances in our interest bearing bank deposits and higher interest rates.
     Income tax expense. We recorded an income tax expense of RMB29.9 million (US$3.7 million) in 2005 compared to RMB34.1 million in 2004.
     Net income. As a result of the above factors, our net income increased 0.5% to RMB61.4 million (US$7.6 million) in 2005 from RMB61.1 million in 2004.
     2004 compared to 2003
     Total revenues. Our total revenues increased 63.6% to RMB479.9 million in 2004 from RMB293.3 million in 2003. This increase was primarily due to the growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:
•	Print advertising. Our print advertising revenues increased 64.6% to RMB300.7 million in 2004 from RMB182.6 million in 2003. This increase was primarily due to significant growth in recruitment advertisements placed in our editions of 51job Weekly, which reflected the revenue contribution of the three new markets we entered in 2004, and our increased penetration of our existing markets through greater direct sales and marketing efforts. As a result, our estimated number of print advertising pages increased 94.2% to 9,001 in 2004 from 4,635 in 2003. The increase in revenues was largely driven by the increase in the number of print advertising pages, which was partially offset by a decline in our overall average revenue per page. Our overall average revenue per page declined primarily due to an increase in revenue contribution from some of our markets that generally have lower local prices for recruitment advertisement compared to those which we realize on average in our other markets and additional revenue contribution from three new, lower priced markets.

•	Online recruitment services. Our online recruitment services revenues increased 44.9% to RMB111.5 million in 2004 from RMB77.0 million in 2003. This increase was primarily attributable to significant growth in the number of unique employers using our online recruitment services, partially offset by a decrease in our average revenue per unique employer. We estimate that the number of unique employers using our online recruitment services increased 51.9% to 39,317 in 2004 from 25,880 in 2003, primarily as a result of increased sales and marketing efforts promoting our www.51job.com website and online recruitment services. We estimate that our average revenue per unique employer decreased primarily as a result of price reductions in 2004 for certain online products, generally in the form of discounted introductory and promotional online recruitment services packages, as well as a significant increase in the number of first-time online customers, who generally purchase basic, lower priced recruitment advertisements.

•	Executive search. Our executive search revenues increased 58.2% to RMB24.9 million in 2004 from RMB15.7 million in 2003, primarily as a result of greater sales and marketing efforts and also, we believe an increased acceptance by employers of executive search as a recruitment tool.

•	Other human resource related revenues. Our revenues from other human resource related services increased 138% to RMB42.9 million in 2004 from RMB18.0 million in 2003. This increase was primarily driven by growth in training revenues due to an increase in the number of seminars and human resource conferences we conducted in 2004. In addition, revenues in 2004 reflected the contribution of new services we introduced in mid-2003, including our eHR human resource management software and business process outsourcing services, which gained increasing customer acceptance in 2004. In November 2004, we discontinued the sale of stationery and offices supplies to our business customers which contributed revenues of RMB12.7 million in 2004 and RMB2.2 million in 2003.
     Net revenues. Our net revenues increased 62.8% to RMB456.1 million in 2004 from RMB280.1 million in 2003. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB23.8 million in 2004 and RMB13.2 million in 2003.
     Cost of services. Our cost of services increased 48.3% to RMB224.6 million in 2004 from RMB151.5 million in 2003. The majority of this increase was represented by printing related expenses associated with the expansion of 51job Weekly. In addition, our employee compensation expense increased primarily due to the hiring of additional staff to support our growing operations. Our cost of services in 2004 also included an increase in share-based compensation expense to approximately RMB1.8 million from RMB0.6 million in 2003.
     Gross profit. As a result of the above factors, our gross profit increased 80.0% to RMB231.5 million in 2004 from RMB128.6 million in 2003. Our gross profit margin was 50.8% in 2004 compared to 45.9% in 2003.
     Operating expenses. Our total operating expenses increased 48.8% to RMB141.1 million in 2004 from RMB94.9 million in 2003. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:
•	Sales and marketing expenses. Our sales and marketing expenses increased 74.2% to RMB67.3 million in 2004 from RMB38.6 million in 2003. This increase was due to the hiring of additional sales and marketing personnel, commissions to sales personnel, increased spending on advertising and promotional campaigns, and the addition of three new offices in Changsha, Hefei and Ningbo in 2004. Our advertising and promotion expenses in 2004 increased 75.2% to RMB12.4 million from RMB7.1 million in 2003 as we increased our use of direct marketing, event marketing and other forms of promotion principally in connection with our expansion into new markets.

•	General and administrative expenses. Our general and administrative expenses increased 44.7% to RMB55.2 million in 2004 from RMB38.1 million in 2003. This increase was primarily due to costs incurred in connection with the operation of the three new offices opened in 2004. In addition, the increase reflected compensation to additional office staff, professional services expenses, and depreciation and amortization.

•	Share-based compensation. Our share-based compensation expense included in operating expenses increased 3.2% to RMB18.7 million in 2004 from RMB18.1 million in 2003. This increase was due to our recognition of RMB6.6 million of additional deferred share-based compensation in 2004, principally as a result of the sale of common shares to one of our directors at a price below fair market value, which was partially offset by the full amortization of the deferred share-based compensation that we recognized in connection with our issuance of common shares to our founders in 2000. For further discussion with respect to our share-based compensation, see “— Critical Accounting Policies — Share-based compensation.”
     Interest and investment income. Our interest and investment income increased 206% to RMB2.8 million in 2004 from RMB0.9 million in 2003 due to higher cash balances of outstanding bank deposits.
     Income tax expense. We recorded an income tax expense of RMB34.1 million in 2004 compared to RMB3.2 million in 2003. Both our income tax expense and effective tax rate increased significantly in 2004. These increases were primarily the result of an overall increase in taxable income we recognized in the period and the expiration of tax exemptions with respect to certain subsidiaries of AdCo. In addition, share-based compensation expense is not deductible for purposes of calculating PRC enterprise income tax, causing our effective income tax rate in 2004 to exceed our statutory enterprise income tax rate of 33%.
     Net income. As a result of the above factors, our net income increased 87.6% to RMB61.1 million in 2004 from RMB32.6 million in 2003.
     Unaudited Quarterly Results of Operations
     We have presented our unaudited quarterly results of operations for the four fiscal quarters of 2005. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented. Because the recruitment advertising and human resource industries in China are new and rapidly evolving, and because our business is also relatively new, operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.
     The following table presents our unaudited quarterly results of operations for 2005:

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005
	RMB	RMB	RMB	RMB
Revenues:
Print advertising	93,690,402	90,502,452	93,099,031	78,992,763
Online recruitment services	31,805,222	38,864,411	44,443,053	44,382,236
Executive search	6,938,222	7,054,774	6,326,391	5,987,354
Other human resource related revenues	10,256,021	10,998,124	16,883,951	15,369,692

Total revenues	142,689,867	147,419,761	160,752,426	144,732,045

Net revenues	134,437,804	139,164,212	151,589,980	136,834,223
Cost of services	(69,005,139)	(69,249,300)	(68,736,494)	(62,337,450)

Gross profit	65,432,665	69,914,912	82,853,486	74,496,773

Operating expenses:
Sales and marketing	(31,703,792)	(26,978,660)	(27,570,088)	(27,404,175)
General and administrative	(22,358,405)	(21,207,581)	(22,198,570)	(23,214,429)
Share-based compensation — share option	(3,290,803)	(3,349,954)	(3,237,445)	(3,195,278)

Total operating expenses	(57,353,000)	(51,536,195)	(53,006,103)	(53,813,882)

Income from operations	8,079,665	18,378,717	29,847,383	20,682,891
Income before income tax provision	13,375,127	23,173,658	24,940,902	29,877,650

Income tax expense	(4,199,835)	(7,281,976)	(7,910,392)	(10,552,830)

Net income	9,175,292	15,891,682	17,030,510	19,324,820

Other Financial Information:
Aggregate share-based compensation expense(1)	(3,671,596)	(3,759,343)	(3,597,976)	(3,524,406)

(1)	Aggregate share-based compensation expense includes share-based compensation expense attributable to cost of services and operating expenses.
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

Liquidity
     Our liquidity has been principally affected by our significant increases in net cash from operating activities and from our initial public offering in 2004, our repurchases of ADSs in the open market, and our purchases of property, equipment and software.
     The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
Net cash provided by operating activities	65,966,668	105,812,412	122,025,929	15,120,558
Net cash used in investing activities	(20,343,047)	(13,804,765)	(54,391,335)	(6,739,775)
Net cash provided by (used in) financing activities	746,227	640,964,309	(74,097,969)	(9,181,677)
Net increase (decrease) in cash	46,446,812	733,208,100	(17,659,122)	(2,188,189)
     Cash flows from operating activities. Our increase in net cash provided by operating activities from 2003 to 2004 was primarily the result of an increase in net income. The substantial majority of this increase was due to growth in our print advertising revenues and our online recruitment services revenues. Our increase in net cash provided by operating activities in 2004 also reflected an adjustment for share-based compensation of RMB20.5 million for share-based compensation expense and RMB24.6 million in taxes payable. Our net cash provided by operating activities in 2005 increased to RMB122.0 million (US$15.1 million) from RMB105.8 million in 2004. The increase was primarily attributable to an increase in advance from customers and salary and employee related accrual, which were partially offset by a decrease in taxes payable.
     Cash flows from investing activities. Our net cash used in investing activities from 2003 to 2005 reflected purchases of property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses and the opening of new offices. We established three new offices in 2003, three new offices in 2004 and four new offices in 2005. In 2003, our net cash used in investing activities reflected our investment of RMB10.7 million of our excess cash in an interest bearing bank deposit. Our net cash used in investing activities in 2004 included RMB635.5 million of cash proceeds from our initial public offering in interest bearing bank deposits. In 2005, we made installment payments totaling RMB22.8 million (US$2.8 million) toward our purchase of an office complex in Zhangjiang High Technology Park.
     Cash flows from financing activities. Our net cash from financing activities has been primarily affected by our initial public offering in 2004. Our net cash provided by financing activities in 2003 consisted of proceeds from the exercise of stock options by certain directors and executive officers. In 2004, our net cash provided by financing activities consisted of net proceeds of RMB635.5 million from the sale of 6,037,500 ADSs in our initial public offering and RMB5.5 million proceeds from the exercise of warrants to purchase Series A preference shares by one of our principal shareholders and from the exercise of options by certain directors and officers. In 2005, our net cash used in financing activities consisted of our repurchase of 686,438 ADSs in the open market for an aggregate consideration of RMB75.6 million (US$9.4 million), which was partially offset by the exercise of options by employees and certain directors and officers.
Capital resources
     We have financed our operations primarily through cash flows from operations as well as equity investments by certain of our founders and current shareholders. To date, we have not financed our operations through significant borrowings, and as of December 31, 2005, we had no material debt obligations outstanding to unrelated parties.
     Our external financing has consisted primarily of the proceeds from our initial public offering and the sale of our Series A preference shares and warrants to purchase Series A preference shares. In October 2004, we raised net proceeds of RMB635.5 million from the sale of 6,037,500 ADSs in our initial public offering. From June 2000 to January 2002, we sold an aggregate of 13,678,466 Series A preference shares for aggregate net proceeds of approximately US$14.0 million (RMB116.4 million), including a warrant to purchase 10,000 Series A preference shares which was exercised in May 2001. We also issued warrants to purchase 380,000 Series A preference shares which were exercised in March 2004. All of the warrants have been exercised and all Series A preference shares were converted into an aggregate of 14,058,466 of our common shares upon the completion of our initial public offering in 2004. Our operations from inception through 2000 were financed primarily by equity and debt financing from our chief executive officer and director, Rick Yan, as well as equity financing by our other three founders.

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
     In March 2006, we signed a letter of intent to purchase our current principal executive offices at 21st floor, Wen Xin Plaza, 755 Wei Hai Road, which we expect to become our Shanghai sales office, for an aggregate consideration of RMB27 million (US$3.3 million). In addition, in April 2006, we completed the purchase of a new office complex in Zhangjiang High Technology Park in Shanghai’s New Pudong Area for approximately RMB114 million (US$14.1 million). For a discussion of our capital expenditures, see “Item 4. — Information on the Company — History and Development of the Company.”
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
C. Research and Development
     We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2003, 2004 or 2005. For more information on our technology operations, see “Item 4 — Information on the Company — Business Overview — Technology.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     Other than our operating leases commitments, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
     We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the lease of office premises, and the lease of office equipment. Our contractual cash obligations consist largely of obligations under property lease agreements for office premises. Payments made under operating leases, net of any incentive discounts that we receive from the leasing company, are charged to our income statement on a straight-line basis over the lease periods.
     We have also a capital commitment for the purchase of office space and leasehold improvement associated with a letter of intent we executed for the purchase of an office complex in Zhangjiang High Technology Park.

     The following table sets forth our future minimum payments with respect to non-cancelable agreements as of December 31, 2005:

	Operating Lease Commitment			Capital Commitment
	Publication	Office		Office	Leasehold
	fees	premises	Other	complex	improvement	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Less than one year	53,958,833	23,452,882	140,005	90,982,370	68,182	168,602,272
1-3 years	43,784,942	10,500,551	151,264	—	—	54,436,757
3-5 years	1,865,850	6,370,410	—	—	—	8,236,260
More than 5 years	—	—	—	—	—	—

Total	99,609,625	40,323,843	291,269	90,982,370	68,182	231,275,289

     Our publication fees and office lease agreements are generally for a term of two years. We expect to renew substantially all of these agreements as they expire, although we cannot predict the terms and conditions of such renewals.
     Rental expenses incurred under operating leases were RMB10.5 million in 2003, RMB13.9 million in 2004 and RMB28.7 million (US$3.6 million) in 2005.
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
Recent Accounting Pronouncements
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies.
     We adopted SFAS No. 123R and related FASB Staff Positions starting January 1, 2006 and have recognized stock-based compensation expense using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options upon adoption of SFAS No. 123R. We have applied the Black-Scholes valuation model in determining the fair value of share-based payments to employees, and are recognizing compensation expense on a straight-line basis over the requisite service period. The adoption of SFAS No. 123R increased our share-based compensation expense in our consolidated statement of operations in the first quarter of 2006 and we expect the implementation of SFAS No. 123R may adversely affect our earnings in the future.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154, which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect that the adoption of SFAS No. 154 will have a material effect on our financial statements.
     In June 2005, the FASB ratified the Emerging Issues Task Forces’ Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements,” or EITF No. 05-06. EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. We do not expect that the adoption of EITF No. 05-06 will have a material effect on our financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     Effective May 30, 2006, Charles E. Phillips, Jr., an independent director and member of our compensation committee and nominating and corporate governance committee, resigned from our board of directors for personal reasons.
     The names of our current directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	76	Chairman of the board and independent director
Rick Yan	43	Director, chief executive officer, president and secretary
David K. Chao(1) (2)	39	Independent director
Shan Li(1) (3)	42	Independent director
Kathleen Chien	36	Chief financial officer and senior vice president
Michael Lei Feng	37	Senior vice president
Norman Lui	35	Vice president
Tao Wang	43	Vice president
David Weimin Jin	36	Vice president
Jones Haijun Yu	33	Vice president

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.
     There are no family relationships among any of the directors or executive officers of our company.
     The business address of each of our directors and executive officers listed below is 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China.
Biographical Information
     Donald L. Lucas is the chairman of the board of directors of our company. Mr. Lucas became an independent director of our company in February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Vimicro International Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.
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

     David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM — Doll Capital Management, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of one of the largest mobile virtual network operators in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. He also serves on the board of directors of Legend Capital and the board of advisors for Red Herring.
     Shan Li is a director of our company. Mr. Li became an independent director of our company in February 2004. Mr. Li holds a Bachelor of Science degree in Management Information Systems from Qinghua University, a Master’s degree in Economics from the University of California at Davis and a Ph.D. in Economics from the Massachusetts Institute of Technology. Mr. Li is a founding partner of San Shan Limited, a private equity firm. Mr. Li is a veteran of the banking industry, having held various executive positions with Bank of China International Holdings, Goldman Sachs, Lehman Brothers, Credit Suisse First Boston and China Development Bank.
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

B. Compensation
Compensation of Directors and Executive Officers
     In April 2004, we approved an annual director’s fee of US$15,000 for each director. In addition, our directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2005, the aggregate cash compensation to our directors as a group was approximately US$119,000 (RMB960,000). In 2005, we granted options to acquire 40,000 common shares at fair market value to one of our independent directors.
     For the year ended December 31, 2005, the aggregate cash compensation to our executive officers as a group was approximately RMB3.9 million (US$0.5 million). We granted options to acquire an aggregate of 408,000 common shares to our executive officers in 2005.
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

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration
		US$
Granted in 2003
Kathleen Chien	200,000	0.15	April 1, 2003	March 31, 2009
	460,882	0.50	December 15, 2003	December 14, 2009
David Weimin Jin	65,000	0.15	April 1, 2003	March 31, 2009
Other employees	250,900	0.15	April 1, 2003	March 31, 2009
	5,000	0.15	September 1, 2003	August 31, 2009
	364,450	0.50	December 15, 2003	December 14, 2009

	1,346,232

Granted in 2004
Donald L. Lucas	92,176	1.00	February 17, 2004	February 16, 2010
	138,264 *	1.00	February 28, 2004	Not applicable
Shan Li	92,176	1.00	February 28, 2004	February 27, 2010
Charles E. Phillips, Jr.	92,176	3.25	May 20, 2004	May 19, 2010
Other employees	53,400	1.00	February 28, 2004	February 27, 2010

	468,192

Granted in 2005
Rick Yan	160,800	8.695	April 22, 2005	April 21, 2011
David K. Chao	40,000	7.00	July 25, 2005	July 24, 2011
Kathleen Chien	81,600	8.695	April 22, 2005	April 21, 2011
Michael Lei Feng	50,400	8.695	April 22, 2005	April 21, 2011
Norman Lui	21,600	8.695	April 22, 2005	April 21, 2011
Tao Wang	21,600	8.695	April 22, 2005	April 21, 2011
David Weimin Jin	40,800	8.695	April 22, 2005	April 21, 2011
Jones Haijun Yu	31,200	8.695	April 22, 2005	April 21, 2011
Other employees	271,200	8.695	April 22, 2005	April 21, 2011
	30,000	6.25	November 6, 2005	November 10, 2011

	749,200

*	These relate to sales of common shares, from those authorized under the stock option plan, below fair market value.
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

     Audit committee
     Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. Since May 2004, the members of our audit committee have been Donald L. Lucas, who acts as the chairman of our audit committee, David K. Chao and Shan Li. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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
     Nominating and corporate governance committee
     Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. Our board of directors has determined that the member of our nominating and corporate governance committee is an “independent director” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. The current member of our nominating and corporate governance committee is Shan Li, who acts as the chairman of the committee.
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
     Compensation committee
     Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are David K. Chao, who acts as the chairman of the committee, and Donald L. Lucas. Our board of directors has determined that all members of our compensation committee are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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
Duties of Directors
     Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
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
Terms of Directors and Executive Officers
     At each annual general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. Our next annual general meeting is currently scheduled for July 28, 2006.
Limitation on Liability and Other Indemnification Matters
     Cayman Islands law allows us to indemnify our directors, officers, auditors and trustee acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, auditors and trustee, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy such as to provide indemnification against civil fraud or the consequences of committing a crime.
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

D. Employees
     We had 1,481 employees, 2,333 employees and 2,986 employees as of December 31, 2003, 2004 and 2005, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2005.

Sales and account management	1,258
Marketing and merchandising	620
Technology and online operations	322
Customer service and production	365
Search and training consultants	163
General and administrative	258

Total	2,986	*

*	Includes 675 temporary, part-time and contract employees.
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership of our common shares as of April 30, 2006:
•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Percentage of beneficial ownership is based on 58,244,681 common shares outstanding, including common shares underlying options outstanding as of April 30, 2006.

	Common shares
	beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	14,842,818	25.5
David K. Chao(1)	10,155,396	17.4
Michael Lei Feng	4,410,660	7.6
Norman Lui	3,064,403	5.3
Kathleen Chien(2)	1,819,750	3.1
Tao Wang	573,900	1.0
Donald L. Lucas	201,157	*
Shan Li	71,693	*
David Weimin Jin	59,565	*
Jones Haijun Yu	44,100	*
All directors and executive officers as a group	35,243,442	60.5

Principal shareholders:
Rick Yan	14,842,818	25.5
Entities affiliated with DCM — Doll Capital Management(3)	9,754,329	16.7
Recruit Co., Ltd.(4)	8,462,916	14.5
FMR Corp.(5)	5,864,000	10.1
Michael Lei Feng	4,410,660	7.6
Norman Lui	3,064,403	5.3

(1)	Includes 3,201,171 common shares owned by DCM III, L.P., 84,817 common shares owned by DCM III-A, L.P., 156,406 common shares owned by DCM Affiliates Fund III, L.P., 5,169,293 common shares owned by Doll Technology Investment Fund II, L.P., 287,020 common shares owned by DCM Network Fund, L.P., 530,892 common shares owned by DCM Internet Fund, L.P., and 324,730 Common shares owned by Doll Technology Affiliates Fund II, L.P. The respective general partners of these entities are DCM Investment Management III, L.L.C. and Doll Technology Investment Management II, L.L.C. and share voting and investment power with respect to shares held by each of the limited partnerships. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll, Peter Moran and Robert Theis; the managing members of Doll Technology Investment Management II, L.L.C. are David K. Chao and Dixon R. Doll. Each managing member disclaims beneficial ownership of shares held by the limited partnerships, except to the extent of their respective pecuniary interests therein. Also includes 401,067 common shares owned by David K. Chao.

(2)	Includes 237,867 common shares acquired through early exercise of options. The exercise price paid by Ms. Chien to us was recognized as a liability and the shares acquired upon exercise were not considered issued for accounting purposes until vested.

(3)	Name and number of shares owned by each entity affiliated with DCM are described in Note (1) above.

(4)	In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng, and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit.

(5)	Based on their Schedule 13F-HR filing with the Securities and Exchange Commission for the period ended March 31, 2006.

*	Less than 1%.
     As of April 30, 2006, 12,043,456 of our common shares including common shares underlying options outstanding, representing 20.7% of our outstanding shares, were held by a total of 17 holders of record with addresses in the United

States. As of the same date, 8,960,362 of our ADSs, representing 17,920,724 common shares, or 30.8% of our outstanding shares, were held by a total of two registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.
     In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning in April 2006 and result in Recruit owing approximately 40% of our fully diluted common shares outstanding as of December 31, 2005. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Recruit has agreed not to sell or otherwise transfer an interest in any of the shares it has purchased under the agreement for one year following the date of such purchase.
B. Related Party Transactions
Stock Option Grants
     We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our 2000 stock option plan. As of December 31, 2005, there were outstanding options to purchase an aggregate of 2,557,974 common shares in our company. For a description of our 2000 stock option plan and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”
Loans and Advances
     In 2000, Rick Yan, a director and chief executive officer of our company, made a loan to us in the principal amount of RMB3,476,214 for working capital purposes. In 2003, we recorded an additional loan from Mr. Yan in the principal amount of RMB887,550 for working capital purposes. These loans were unsecured, non-interest bearing and had no definite maturity. These loans were paid in full in 2004.
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
     In 2004, we recorded RMB1,907,276 as loans made to us to account for the exercise price of certain options by Kathleen Chien. Because the shares underlying the exercised options were not vested at the time of exercise, the exercise price paid by Ms. Chien to us was recognized as a liability, and the shares were not considered issued for accounting purposes. This liability item will be re-characterized as share capital upon vesting of the shares.
     In 2005, Michael Lei Feng, an executive of our company, made an advance to us in the principal amount of RMB500,000 in connection with increasing the registered capital of one of our variable interest entities. This advance was repaid in full as of March 31, 2006.
Business Alliance with Recruit
     In April 2006, we formed a business alliance with Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group with Recruit to explore potential business opportunities outside of the human resource services industry in China although to date we have not begun to offer any such products.

     In a separate transaction in April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these selling shareholders. As of April 30, 2006, Recruit owned 8,462,916 common shares of our company.
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
Legal Proceedings
     Beginning in January 2005, several complaints were filed against us, and certain of our senior executive officers and directors, in the United States District Court for the Southern District of New York, following our announcement of anticipated financial results for the fourth quarter of 2004. The complaints seek unspecified damages on alleged violations of federal securities laws during the period from November 4, 2004 to January 14, 2005. The complaints allege violations of the federal securities laws through the issuance of false or misleading statements during the class period covered, including improperly recognizing third quarter advertising revenue and issuing misleading guidance on our fourth quarter results. In connection with these actions, we have engaged U.S. counsel to represent the defendants. On July 26, 2005, the Court consolidated the cases and appointed a lead plaintiff. On October 13, 2005, we and all defendants moved to dismiss the complaint. The motion to dismiss remains pending before the Court. We will continue to take all appropriate action in response to these lawsuits. We cannot predict the outcome of the case at this time and no provision has been made with respect to these lawsuits.
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
     The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the years ended December 31, 2004 and 2005, (2) each of the six most recent fiscal quarters and (3) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2004(1)	55.55	18.61
2005	53.50	9.71

Quarterly highs and lows
Fourth quarter 2004	55.55	20.35
First quarter 2005	53.50	14.90
Second quarter 2005	21.22	12.21
Third quarter 2005	15.91	12.25
Fourth quarter 2005	15.60	9.71
First quarter 2006	19.49	14.40

Monthly highs and lows
December 2005	15.60	13.16
January 2006	18.90	14.60
February 2006	19.49	15.90
March 2006	16.50	14.40
April 2006	25.60	15.50
May 2006	31.90	23.54
June 2006 (through June 26, 2006)	28.50	18.75

(1)	Our ADSs commenced trading on September 29, 2004.
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
C. Material Contracts
     Except for the agreement discussed below, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. — Information on the Company” or elsewhere in this annual report on Form 20-F.
     In April 2006, we formed a business alliance with Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group with Recruit to explore potential business opportunities outside of the human resource services industry in China although to date we have not begun to offer any such products.
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
     Under the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends to foreign investors of foreign investment enterprises and payments for licensing fees or services, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.
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
United States Federal Income Taxation
     The following summarizes the material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of our ADSs or common shares as of the date of this annual report.
     Except where noted, this summary deals only with ADSs and common shares that are held as capital assets by U.S. Holders. This summary does not describe all of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:
•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark to market method of accounting;

•	persons liable for the alternative minimum tax;

•	a partnership or other pass-through entity for United Stated federal income tax purposes;

•	persons who own more than 10% of our voting shares; or

•	persons whose “functional currency” is not the U.S. dollar.
     This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations, rulings and judicial decisions thereunder at the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.
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
     A U.S. Holder is a beneficial owner of ADSs or common shares that is a U.S. person. A U.S. person is a person who is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
     Distributions on ADSs or common shares
     Subject to the discussion under “Passive foreign investment company rules” below, the gross amount of the distributions on the ADSs or common shares will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:
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
     Dividends paid on the ADSs or common shares will be treated as income from sources outside the United States generally will constitute “passive income” for U.S. foreign tax credit limitation purposes.
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
     Passive foreign investment company rules
     We believe that we were not a passive foreign investment company for 2005 and based on the projected composition of our income and valuation of our assets, we do not expect to be a passive foreign investment company for 2006. In addition, we do not expect to become one in the future, although this may change. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our

ADSs from time to time, which may be volatile. For a discussion of the risks related to the possible tax effects should we be considered a passive foreign investment company, see “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”
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
Enforceability of Civil Liabilities
     We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.
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
     Maples and Calder, our counsel as to Cayman Islands law and Jun He Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) entertain original actions brought in each respective jurisdiction, against us or our directors or officers predicated upon the securities laws of the United States or any state thereof.
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
I. Subsidiary Information
     Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
     Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2005, we had cash and cash equivalents of RMB830.6 million (US$102.9 million). Cash and cash equivalents consist of cash on hand and in banks.
     The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2005, approximately 30% of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.
Foreign exchange risk
     Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy initially resulted in an approximately 2.5% appreciation in the value of the Renminbi against the U.S. dollar as of December 31, 2005, which resulted in a loss from foreign currency translation of RMB11.3 million (US$1.4 million) for us in 2005. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Use of Proceeds
     The following information regarding the use of proceeds relates to the registration statement on Form F-1 (File No. 333-117194) for our initial public offering and sale of 6,037,500 American depositary shares, or ADSs, each representing two of our common shares, for an aggregate offering price of US$84,525,000. Our registration statement was declared effective by the Commission on September 28, 2004.
     We received net proceeds of approximately US$76.8 million from our initial public offering (after deducting underwriting discounts and other expenses related to the offering). We have utilized a portion of the net proceeds from our initial public offering to fund capital expenditures and our repurchases of ADSs in the open market. The remaining net proceeds are currently held in interest bearing bank deposits. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
     Morgan Stanley & Co. International Limited, UBS Securities LLC, Piper Jaffray & Co. and CLSA Limited were the underwriters for our initial public offering.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on this evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the material information required to be disclosed by us in the report that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and regulations.
     However, in the course of its audit of our 2005 financial statements, our independent auditors have identified several areas of our internal controls relating to financial reporting matters that require improvement, including risk management, personnel and process supervision, formal documentation of internal controls and processes, and improvement of controls and access to computer systems and servers. We are committed to taking appropriate steps to make these improvements as soon as practicable. In addition, we are in the process of implementing modifications to our internal controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Our board of directors and the audit committee have been advised of these matters and are monitoring our progress to make the required improvements.
Changes in Internal Controls
     There were no significant changes in our internal controls over financial reporting or in other factors during the period that has materially affected, or is likely to materially affect, these controls other than the steps we have taken to remedy the material weakness in internal control over financial reporting previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2004. As described in that report, in January 2005 we discovered a clerical error related to certain accounting processes in which manual adjustments duplicated automated entries, which we concluded was the result of a material weakness in internal control. Following this discovery, we increased the level of supervision over accounting processes, reinforced existing controls and improved interdepartmental communications and documentation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has concluded that Mr. Donald L. Lucas, an independent director, meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission. See “Item 6. — Directors, Senior Management and Employees — Board Practices.”
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
     PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co., or PwC, were our independent auditors for the years ended December 31, 2004 and 2005. Audit fees relate to aggregate fees billed for professional services rendered by PwC for the audit of our annual financial statements and the review of our quarterly financial results. We paid PwC audit fees of RMB3,790,040 in 2004 and RMB3,080,932 (US$381,766) in 2005.
Audit Related Fees
     Audit-related fees are aggregate fees billed for assurance and related services rendered by PwC that were reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above. In 2004, we paid RMB2,470,262 in audit-related fees to PwC for review work in connection with registration documents. We did not pay any audit related fees to PwC in 2005.
Tax Fees
     In 2004, we paid RMB9,960 (US$1,203) to PwC for tax advice services. We did not pay any tax fees to PwC in 2005.
All Other Fees
     We did not purchase any other services from PwC in 2004 or 2005.
Pre-Approved Policies and Procedures
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     We are in compliance with applicable listing standards for the audit committee of our board of directors.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     The following table sets forth certain information related to purchases made by us of our ADSs in 2005:

				Approximate dollar value of
	Total number of	Average price paid		ADSs that may yet be
Period	ADSs purchased	per share		purchased under the program
		US$	RMB(1)	US$	RMB(1)
January 2005	—	—	—	—	—
February 2005	—	—	—	—	—
March 2005	—	—	—	—	—
April 2005	—	—	—	—	—
May 2005	—	—	—	—	—
June 2005	—	—	—	—	—
July 2005	—	—	—	—	—
August 2005	201,905	14.00	112.98	22,173,000	178,941,000
September 2005	30,000	14.21	114.68	21,746,000	175,495,000
October 2005	—	—	—	21,746,000	175,495,000
November 2005	280,500	13.24	106.85	18,032,000	145,522,000
December 2005	174,033	13.62	109.92	15,661,000	126,387,000

(1)	Translations from U.S. dollars to Renminbi were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 30, 2005, which was US$1.00 to RMB8.0702.
     All ADSs purchased in 2005 were under a stock repurchase program which was approved by our shareholders in May 2005. Under the program, we are authorized to purchase up to US$25 million worth of outstanding ADSs. The program expired on May 26, 2006.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBIT INDEX

Exhibits		Description
1.	1
Amended and Restated Memorandum and Articles of Association. (Incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.	1
Specimen of Share Certificate. (Incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.	2
Specimen of American Depositary Receipt. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.	3
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

4.	1	2000 Stock Option Plan. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	2
Form of Employment, Confidential Information and Invention Assignment Agreement. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	3
Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	4*
Lease Agreements between Shanghai Qianjin Culture Communication Co., Ltd. (name changed to Shanghai Qianjin Advertising Co., Ltd. in November 2005) and (1) Shanghai Wailao Property Management Service Co., Ltd. (dated as of November 21, 2003); and (2) Shanghai Xiesheng Industry Co., Ltd. (dated as of June 3, 2003)

4.	5*
Lease Agreement dated as of March 11, 2005, as amended as of July 2005, between Shanghai Qianjin Culture Communication Co., Ltd. (name changed to Shanghai Qianjin Advertising Co., Ltd. in November 2005) and Zhang Ling

4.	6*	Lease Agreements dated as of February 21, 2005 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and Shanghai Golden Union Real Estate Management Co., Ltd.

4.	7*
Summary of the Shanghai Commercial Building Advance Sale Contracts dated as of December 31, 2005 between Shanghai Zhangjiang Ji Cheng Dian Lu Industrial Area Development Co., Ltd. and entities of 51job, Inc.

4.	8
Form of Investor Rights Agreement. (Incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits		Description
4.	9
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

4.	10
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

4.	11
Equity Pledge Agreement dated as of May 3, 2004 among Michael Lei Feng, Tao Wang and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	12
Equity Pledge Agreement dated as of May 3, 2004 among Michael Lei Feng, Beijing Run An Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	13
Cooperation Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	14*	Amendment Notice to the Cooperation Agreement dated as of April 1, 2006 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd.

4.	15
Domain Name License Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	16
Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	17
Share Transfer Agreement dated as of April 5, 2004 among Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., 51net.com Inc. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.	18*	Business Alliance Agreement dated as of April 5, 2006 between 51job, Inc. and Recruit Co., Ltd.

8.	1*	List of subsidiaries of 51job, Inc.

11.	1
Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.	1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.	2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.	1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.	2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.

By:	/s/ Rick Yan

Name:	Rick Yan
Title:	President and Chief Executive Officer
Date: June 29, 2006

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
51JOB, INC.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows expressed in Renminbi present fairly, in all material respects, the financial position of 51job, Inc. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Financial Statement Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
Shanghai, People’s Republic of China
June 26, 2006

51JOB, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$ (Note 2(c))
Revenues:
Print advertising		182,606,297	300,651,791	356,284,649	44,148,181
Online recruitment services		76,960,121	111,508,533	159,494,922	19,763,441
Executive search		15,748,331	24,907,914	26,306,740	3,259,738
Other human resource related revenues		18,019,611	42,875,597	53,507,789	6,630,293

Total revenues		293,334,360	479,943,835	595,594,100	73,801,653

Less: Business and related taxes		(13,215,419)	(23,823,953)	(33,567,880)	(4,159,485)

Net revenues		280,118,941	456,119,882	562,026,220	69,642,168

Cost of services		(151,477,142)	(224,606,635)	(269,328,384)	(33,373,198)

Gross profit		128,641,799	231,513,247	292,697,836	36,268,970

Operating expenses:
Sales and marketing		(38,619,523)	(67,271,096)	(113,656,714)	(14,083,507)
General and administrative		(38,135,612)	(55,175,493)	(88,978,985)	(11,025,623)
Share-based compensation — share option (1)		(13,482,546)	(18,678,238)	(13,073,480)	(1,619,970)
Share-based compensation — founder shares (2)		(4,622,466)	—	—	—

Total operating expenses		(94,860,147)	(141,124,827)	(215,709,179)	(26,729,100)

Income from operations		33,781,652	90,388,420	76,988,657	9,539,870
Loss from foreign currency translation		(3,456)	(2,158)	(11,320,194)	(1,402,715)
Interest and investment income		930,288	2,846,422	20,385,151	2,525,978
Other income		1,083,790	1,968,532	5,313,723	658,437

Income before provision for income tax		35,792,274	95,201,216	91,367,337	11,321,570
Income tax expense	8	(3,192,011)	(34,058,184)	(29,945,033)	(3,710,569)

Net income for the year		32,600,263	61,143,032	61,422,304	7,611,001

Amount allocated to participating preference shareholders	14	(10,615,466)	(13,986,417)	—	—

Income attributable for common shareholders		21,984,797	47,156,615	61,422,304	7,611,001

Other comprehensive income:
Currency translation adjustments		76,964	236,144	387,496	48,016
Unrealized loss for investment		(279,532)	(299,451)	(204,011)	(25,280)

Comprehensive income		32,397,695	61,079,725	61,605,789	7,633,737

Earnings per share:	14
— Basic		0.83	1.32	1.10	0.14
— Diluted		0.75	1.26	1.07	0.13
Earnings per ADS (3) — Basic		1.65	2.65	2.21	0.27
— Diluted		1.50	2.52	2.15	0.27
Weighted average number of shares outstanding:
— Basic		26,594,228	35,593,374	55,607,716	55,607,716
— Diluted		29,323,325	37,483,019	57,254,454	57,254,454

(1) Share-based compensation — share options:
Included in cost of services		596,551	1,811,496	1,479,841	183,371
Included in operating expenses
— Sales and marketing		423,221	1,757,722	1,438,083	178,197

— General and administrative		13,059,325	16,920,516	11,635,397	1,441,773

(2)	All share-based compensation — founder shares is a component of general and administrative expense.

(3)	Each ADS represents two common shares.
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005

	Note		2004	2005	2005
			RMB	RMB	US$ (Note 2(c))
ASSETS

Current assets:
Cash			848,292,672	830,633,550	102,926,018
Short-term investments	2	(f)	—	10,554,529	1,307,840
Accounts receivable (net of allowance for doubtful accounts of RMB3,689,222 and RMB2,860,275 as of December 31, 2004 and 2005, respectively)	3		23,252,468	22,222,865	2,753,694
Prepayments and other current assets	4		14,675,948	23,265,437	2,882,882
Deferred tax assets, current	8		7,426,098	5,867,820	727,097

Total current assets			893,647,186	892,544,201	110,597,531

Investments	2	(f)	10,495,490	—	—
Property and equipment	5		22,534,875	32,357,875	4,009,551
Intangible assets	6		6,126,749	11,380,835	1,410,230
Other long-term assets			4,201,919	26,724,335	3,311,484
Deferred tax assets, non-current	8		376,122	412,314	51,091

Total non-current assets			43,735,155	70,875,359	8,782,356

Total assets			937,382,341	963,419,560	119,379,887

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable			9,820,033	7,358,046	911,755
Due to related parties	13		1,577,873	1,505,515	186,552
Salary and employee related accrual			11,698,665	19,339,789	2,396,445
Taxes payable			30,586,768	23,201,967	2,875,017
Advance from customers			17,777,757	40,619,516	5,033,273
Other payables and accruals	7		13,933,686	17,515,264	2,170,363
Deferred tax liabilities, current	8		169,237	—	—

Total current liabilities			85,564,019	109,540,097	13,573,405

Total liabilities			85,564,019	109,540,097	13,573,405

Commitments and contingencies	15		—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,616,679 and 54,876,079 shares issued and outstanding as of December 31, 2004 and 2005, respectively)	9		46,044	45,451	5,632
Additional paid-in capital			869,125,807	848,423,068	105,130,365
Deferred share-based compensation	11		(40,154,027)	(23,141,471)	(2,867,521)
Statutory reserves			16,756,461	3,680,707	456,086
Other comprehensive loss			(501,659)	(318,174)	(39,426)
Retained earnings			6,545,696	25,189,882	3,121,346

Total shareholders’ equity			851,818,322	853,879,463	105,806,482

Total liabilities and shareholders’ equity			937,382,341	963,419,560	119,379,887

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

					Additional	Additional	Deferred	Deferred
			Series A Preference		paid-in	paid-in	share-based	share-based			Retained
	Common shares		Shares		capital	capital	compensation	compensation		Other	earnings /	Total
	Number		Number		common	preference	founder	common	Statutory	comprehensive	(Accumulated	shareholders'
	of shares	Par value	of shares	Par value	shares	shares	shares	shares	reserves	income	deficit)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003	28,304,781	23,427	13,678,466	11,332	36,504,160	116,364,516	(4,622,466)	—	871,270	(235,783)	(71,312,408)	77,604,048

Share-based compensation — founder shares	—	—	—	—	—	—	4,622,466	—	—	—	—	4,622,466
Share-based compensation — share option	—	—	—	—	60,417,377	—	—	(46,338,280)	—	—	—	14,079,097
Exercise of share options	467,334	389	—	—	580,860	—	—	—	—	—	—	581,249
Appropriation of statutory reserves	—	—	—	—	—	—	—	—	8,599,128	—	(8,599,128)	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—	—	—	(202,568)	—	(202,568)
Net income	—	—	—	—	—	—	—	—	—	—	32,600,263	32,600,263

Balance as of December 31, 2003	28,772,115	23,816	13,678,466	11,332	97,502,397	116,364,516	—	(46,338,280)	9,470,398	(438,351)	(47,311,273)	129,284,555

Exercise of share options	711,098	588	—	—	2,190,264	—	—	—	—	—	—	2,190,852
Exercise of warrants	—	—	380,000	314	—	3,276,142	—	—	—	—	—	3,276,456
Conversion of Series A Preference Shares to common shares	14,058,466	11,646	(14,058,466)	(11,646)	119,640,658	(119,640,658)	—	—	—	—	—	—
Issuance of common shares	12,075,000	9,994	—	—	635,487,007	—	—	—	—	—	—	635,497,001
Share-based compensation — share option	—	—	—	—	14,305,481	—	—	6,184,253	—	—	—	20,489,734
Appropriation of statutory reserves	—	—	—	—	—	—	—	—	7,286,063	—	(7,286,063)	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—	—	—	(63,308)	—	(63,308)
Net income	—	—	—	—	—	—	—	—	—	—	61,143,032	61,143,032

Balance as of December 31, 2004	55,616,679	46,044	—	—	869,125,807	—	—	(40,154,027)	16,756,461	(501,659)	6,545,696	851,818,322

Exercise of share options	632,276	510	—	—	1,545,518	—	—	—	—	—	—	1,546,028
Share-based compensation — share option	—	—	—	—	(2,459,235)	—	—	17,012,556	—	—	—	14,553,321
Reversal of statutory reserves	—	—	—	—	—	—	—	—	(13,075,754)	—	13,075,754	—
Repurchase of common shares	(1,372,876)	(1,103)	—	—	(19,789,022)	—	—	—	—	—	(55,853,872)	(75,643,997)
Adjustment of other comprehensive income	—	—	—	—	—	—	—	—	—	183,485	—	183,485
Net income	—	—	—	—	—	—	—	—	—	—	61,422,304	61,422,304

Balance as of December 31, 2005	54,876,079	45,451	—	—	848,423,068	—	—	(23,141,471)	3,680,707	(318,174)	25,189,882	853,879,463

Balance as of December 31, 2005 (US$ Note 2(c))	54,876,079	5,632	—	—	105,130,365	—	—	(2,867,521)	456,086	(39,426)	3,121,345	105,806,481

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income for the year		32,600,263	61,143,032	61,422,304	7,611,001
Adjustments for:
Share-based compensation		18,701,563	20,489,734	14,553,321	1,803,341
Depreciation		4,677,763	7,235,708	13,070,492	1,619,600
Amortization of intangible assets		3,230,360	3,383,828	3,234,693	400,819
Loss due to disposal of fixed assets		—	85,717	259,064	32,101
Loss from foreign currency translation		—	—	11,320,193	1,402,715
(Increase) Decrease in accounts receivable		(12,441,388)	(5,833,220)	1,029,603	127,581
Increase in prepayments and other current assets		(4,882,969)	(6,018,815)	(8,589,489)	(1,064,346)
(Increase) Decrease in deferred tax assets		(2,344,088)	(3,238,432)	1,522,086	188,606
Increase (Decrease) in accounts payable		3,599,055	(1,320,004)	(2,461,987)	(305,071)
Increase (Decrease) in due to related parties		2,275,186	(4,926,900)	(72,358)	(8,966)
Increase in salary and employee related accrual		869,958	2,234,180	7,641,124	946,832
Increase (Decrease) in deferred tax liabilities		2,305,435	(2,168,278)	(169,237)	(20,971)
Increase (Decrease) in taxes payable		3,725,353	24,550,704	(7,384,801)	(915,070)
Increase in advance from customers		10,652,869	329,926	22,841,759	2,830,383
Increase in other payables and accruals		3,720,404	10,428,733	3,581,578	443,803
(Increase) Decrease in other long-term assets		(723,096)	(563,501)	227,584	28,200

Net cash provided by operating activities		65,966,668	105,812,412	122,025,929	15,120,558

Cash flows from investing activities:
Purchase of property and equipment		(8,839,759)	(12,006,783)	(45,902,556)	(5,687,908)
Purchase of intangible assets		(770,947)	(1,797,982)	(8,488,779)	(1,051,867)
Purchase of investments		(10,732,341)	—	—	—

Net cash used in investing activities		(20,343,047)	(13,804,765)	(54,391,335)	(6,739,775)

Cash flows from financing activities:
Proceeds from issuance of Series A Preference Shares, net of issuance cost		—	3,276,456	—	—
Proceeds from initial public offering, net of issuance cost paid			635,497,001	—	—
Repurchase of common shares		—	—	(75,643,997)	(9,373,249)
Proceeds from the exercise of options		746,227	2,190,852	1,546,028	191,572

Net cash provided by (used in) financing activities		746,227	640,964,309	(74,097,969)	(9,181,677)

Effect of foreign exchange rate changes on cash		76,964	236,144	(11,195,747)	(1,387,295)

Net increase (decrease) in cash		46,446,812	733,208,100	(17,659,122)	(2,188,189)
Cash, beginning of year		68,637,760	115,084,572	848,292,672	105,114,207

Cash, end of year		115,084,572	848,292,672	830,633,550	102,926,018

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes		1,900,000	14,703,548	41,598,483	5,154,579
Interest expenses		—	—	—	—

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software		2,748,970	(4,577,286)	—	—
Conversion of Series A Preference Shares to common shares		—	119,652,304	—	—
Accrual related to IPO costs		—	2,053,164	(2,053,164)	(254,413)
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
     The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”) and Qian Cheng Wu You Network Information Technology (Beijing) Co. Ltd. (“WFOE”), and certain variable interest entity subsidiaries (“VIE subsidiaries”), which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”), Beijing Qian Cheng Si Jin Advertising Co., Ltd., (“Qian Cheng”) and Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). The Company, its subsidiaries, and VIE subsidiaries are hereinafter collectively referred to as the “Group.”
     The Company changed its name from 51net.com Cayman Islands Inc. to 51job, Inc. effective from April 26, 2004. AdCo changed its name from Shanghai Qianjin Culture Communications Co., Ltd. to Shanghai Qianjin Advertising Co., Ltd. in November 2005. Wang Cai AdCo changed its name from Shanghai Jin Lian Advertising Co., Ltd. in July 2005.
     The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC”) and is principally engaged in recruitment related advertising services, including the production of a city-specific publication of advertisement listings as newspaper inserts and Internet recruitment services. The Group also provides executive search services and other human resource related services.
     Under relevant PRC laws and regulations, companies conducting businesses as stated in the preceding paragraph require various licenses, including the advertisement license, HR services license and the license for Internet content provision (“ICP”) from relevant government authorities.
     The Company was incorporated in the Cayman Islands on March 24, 2000 and accordingly is considered as a foreign person under PRC law. As of December 31, 2003, the Company owned a 99% and a 79.2% equity interest in Tech JV and AdCo, respectively. The remaining equity interest in these entities was owned by Qian Cheng and Run An, the Company’s VIE subsidiaries. As PRC regulations limited foreign ownership of companies that provide human resource related services, Internet content provision and advertising services, the Group was dependent on certain licenses held by its VIE subsidiaries and conducted a small portion of its human resource related operations through Run An and Qian Cheng. The Company did not have any equity ownership interest in either of these entities. After Tech JV obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV and its branches, AdCo and AdCo’s subsidiaries over a period of time. Since 2002, substantially all of the Company’s operations have been conducted through Tech JV and its branches, AdCo and AdCo’s subsidiaries. Additionally, Run An and Qian Cheng held certain equity interest in the Company’s subsidiaries. Under a series of technical and consulting services agreements and undertaking by those equity owners, the Company bore all of the risk and rewards of Run An and Qian Cheng, and RAL, a VIE subsidiary which was formed in April 2004 (Note 2(b)). Accordingly, for all periods presented, the Company, or its subsidiaries, as the case may be, was considered the primary beneficiary of the VIE subsidiaries and their results are consolidated in the Company’s financial statements. No other party shares in any of the economic risk or rewards of the Company’s subsidiaries and VIE subsidiaries; therefore, no minority interest is reflected on the Company’s financial statements.
     In March 2004, the PRC government amended its limitation on foreign ownership of advertising companies and permitted foreign equity ownership up to 70% of a PRC advertising entity. Accordingly, the Company undertook a restructuring in May 2004 (the “Restructuring”) and 51net, a foreign entity, has transferred 48% of its equity interest in Tech JV to a subsidiary of AdCo, which is also an indirect subsidiary of 51net. As a result, 51net effectively holds 69.7% of the equity interest in Tech JV and Qian Cheng effectively holds the remaining 30.3% equity interest. After the Restructuring, Tech JV can legally hold the necessary licenses to provide advertising services in the PRC. Additionally, as part of the Restructuring, certain of the agreements with and undertakings by the VIE subsidiaries were amended to enhance the Company’s ability to control the VIE subsidiaries (Note 2(b)). Starting December 2005, the PRC government permits 100% foreign ownership of a PRC advertising entity.
     In October 2004, the Company completed an initial public offering of American Depositary Shares (ADSs). ADSs of the Company are traded on the Nasdaq National Market under the symbol “JOBS” in the United States.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
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
     As of December 31, 2004 and 2005 and for all years presented, the Group is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Group does not have any ownership interest in the VIE subsidiaries but has control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements.
     Run An holds ICP and HR service licenses and also engages in provision of training services. Two senior executives of the Company hold 80% and 20% of the equity interest in Run An, respectively. As of December 31, 2005, the registered capital of Run An was RMB1,000,000, which was fully paid by the principal founder of the Company, and its accumulated loss was RMB4,046,181.
     Qian Cheng holds an advertisement license necessary for recruitment advertising services. A senior executive officer of the Company and Run An hold 87% and 13% of the equity interest in Qian Cheng, respectively. As of December 31, 2005, the registered capital of Qian Cheng was RMB1,500,000, which was fully paid by the principal founder and a senior executive of the Company, and its accumulated loss was RMB11,007,358.
     RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other HR related services and operates as an Internet content provider. Two senior executives of the Company hold 80% and 20% of the equity interest in RAL, respectively. As of December 31, 2005, the registered capital of RAL was RMB1,000,000, which was fully paid by the senior executives of the Company, and its accumulated loss was RMB492,714.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
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
     Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An, Qian Cheng and RAL, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An, Qian Cheng and RAL for service fees. The technical and consulting service agreements have a term of ten years and can only be terminated by WFOE during the term. Such term is renewable upon the expiration of the agreement.
     Pledge and Control Agreements. As security for Run An, Qian Cheng and RAL’s obligations under the technical and consulting service agreements, the shareholders of Run An, Qian Cheng and RAL have pledged all of their equity interest in Run An, Qian Cheng and RAL to WFOE. According to the pledge agreement, WFOE has the right to sell the pledged equity. Additionally, the shareholders of Run An, Qian Cheng and RAL have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreements. They have further agreed that they will obtain WFOE’s consent regarding material decisions concerning the operation of Run An, Qian Cheng and RAL, including the distribution of profits, the incurrence of debt and the appointment of directors. Additionally, WFOE has the right to recommend candidates to the board for the positions of general manager and senior executives of Run An, Qian Cheng and RAL. Under such pledges, WFOE is obliged to purchase any and all of the equity interest in Run An, Qian Cheng and RAL from their shareholders, if permitted by the PRC laws. The pledges cannot be released until the discharge of all of Run An, Qian Cheng and RAL’s obligations under the respective technical and consulting service agreement.
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
     The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2005, or at any other certain rate.
     (d) Cash
     Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2004 and 2005 are amounts denominated in United States dollars totaling US$79,267,318 and US$31,040,000, respectively (equivalent to approximately RMB656,055,958 and RMB250,499,008, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions in the use of the cash and cash equivalents in the PRC as the cash and cash equivalents are not restricted funds and are not classified as restricted cash.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
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
     (f) Investments
     As of December 31, 2004 and 2005, investments consist of a fixed-maturity instrument issued by Hong Kong and Shanghai Banking Corporation Limited. The fixed-maturity instrument is negotiable, bears interest at 1.35% per annum and will mature on June 19, 2006. The financial instrument is redeemable by the Group at its discretion. Investments are recorded at fair value as available-for-sale securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Investment Securities.”
     (g) Property and equipment
     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

Estimated useful lives
Leasehold improvements	Lesser of the lease period or the estimated useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
     (h) Intangible assets
     Intangible assets include purchased computer software, licenses and internally developed software and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years.
     The Group recognizes costs to develop software products to be marketed or sold in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred for the development of software products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expense. Once the software product has reached technological feasibility, all subsequent product development costs are capitalized until that product is available for marketing. Technological feasibility is evaluated on a product-by-product basis.
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
     (i) Impairment of long-lived assets
     The Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. No impairment of long-lived assets was recognized for all years presented.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
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
     Online recruitment services
     The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided and when collectibility is reasonably assured in accordance with Staff Accounting Bulletin (“SAB”) No. 104. Cash received in advance of services are recognized as advances from customers.
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
     Other human resource related revenues
     The Group also provides other value-added human resource products. Additionally, the Group sold stationery and office supplies to its business customers. Revenue is recognized when services are rendered or products are sold. In November 2004, the Group discontinued its stationery and office supplies business. Revenue from selling of related products was RMB2,206,536, RMB12,679,995 and RMB2,188,714 during the years ended December 31, 2003, 2004 and 2005, respectively.
     Business and related taxes
     The Company’s subsidiaries and its VIE subsidiaries are subject to business taxes and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business taxes is 5% after certain deductible expenses. In the accompanying statements of operations and comprehensive income, business taxes and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.
     (k) Cost of services
     Cost of services consist primarily of printing and publishing expenses, payroll compensation and related employee costs, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.
     (l) Sales and marketing
     Sales and marketing costs comprised primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses totaled approximately RMB7,062,232, RMB12,372,664 and RMB21,367,227 during the years ended December 31, 2003, 2004 and 2005, respectively, are charged to the statements of operations and comprehensive income when incurred.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     (m) Share-based compensation
     The Group accounts for share-based compensation arrangements with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s common shares and the amount an employee is required to pay to acquire the common shares, as determined on the measurement date. Compensation cost, if any, is recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options or share-based compensation arrangement.
     If the compensation cost for the Group’s share-based compensation plans for employees had been determined based on the estimated fair value on the measurement dates for the share option awards and Founder Share escrow arrangements (Note 11) as prescribed by SFAS No. 123, the Company’s net income attributable to common shareholders and earnings per share would have resulted in the pro forma amounts for the years ended December 31, 2003, 2004 and 2005 as disclosed below:

	2003	2004	2005
	RMB	RMB	RMB
Net income as reported	32,600,263	61,143,032	61,422,304
Add: Share-based compensation expense under APB No. 25	18,701,563	20,489,734	14,553,321
Less: Share-based compensation expense under SFAS No. 123	(19,184,475)	(20,980,215)	(21,557,770)

Pro forma net income	32,117,351	60,652,551	54,417,855

Basic earnings per share:
As reported	0.83	1.32	1.10

Pro forma	0.81	1.31	0.98

Basic earnings per ADS:
As reported	1.65	2.65	2.21

Pro forma	1.63	2.63	1.96

Diluted earnings per share:
As reported	0.75	1.26	1.07

Pro forma	0.74	1.25	0.95

Diluted earnings per ADS:
As reported	1.50	2.52	2.15

Pro forma	1.48	2.50	1.90

     The effects of applying SFAS No. 123 methodologies in this pro forma disclosure are not indicative of future earnings or earnings per share. Additional share option awards in future years are expected.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     The Company calculated the fair value of share options to employees on the date of grant based on the minimum value method as allowed under SFAS No. 123 for non-public entities prior to the Company’s initial public offering. Upon completion of the Company’s initial public offering in October 2004, the Company adopted the Black-Scholes pricing method to calculate fair value of options. For the years ended December 31, 2003, 2004 and 2005, the fair value of options granted was estimated with the following assumptions:

	2003	2004	2005
Risk-free interest rate	2.65%	2.65%	3.87%-4.53%
Expected life (years)	6	6	4
Expected dividend yield	0%	0%	0%
Volatility	0%	0%	90%-100%
Weighted average of fair value of options at grant date	RMB37.59	RMB42.46	RMB44.42
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
     (p) Statutory reserves
     All subsidiaries and VIE subsidiaries incorporated in the PRC, except for Tech JV which is majority owned by 51net, a BVI company, are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserve fund, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve fund is not distributable to shareholders except in the event of a liquidation. During the years ended December 31, 2003, 2004 and 2005, the Group made total appropriations to their statutory common reserve fund of RMB5,732,752, RMB4,857,375 and RMB770,608, respectively. During the year ended December 31, 2005, the Group also made a discretionary reversal of RMB9,487,777 from the common statutory reserve fund to retained earnings.
     In addition, the above subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations of RMB2,866,376, RMB2,428,688 and RMB385,304 during the years ended December 31, 2003, 2004 and 2005, respectively. During the year ended December 31, 2005, the Group also made a discretionary reversal of RMB4,743,889 from the statutory common welfare fund to retained earnings.
     Tech JV is required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
determined by the Board of Directors of Tech JV. During the years ended December 31, 2003, 2004 and 2005, Tech JV did not make any appropriations to these statutory reserves.
     Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings or accumulated deficit to the statutory reserves.
     There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.
     (q) Dividend
     Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were RMB409 million as of December 31, 2005. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.
     (r) Earnings per share
     In accordance with SFAS No. 128, “Computation of Earnings Per Share,” and EITF Issue 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of unrestricted common shares outstanding during the period using the two-class method. Under the two class method, net income is allocated between common shares and other participating securities based on their participating rights. The Company’s Series A Preference Shares (Note 10) are participating securities. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preference shares (using the if-converted method), common shares issuable upon the exercise of outstanding share options (using the treasury stock method) and certain common shares held in escrow (Note 11) (using the treasury stock method).
     (s) Segment reporting
     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
     (t) Recent accounting pronouncements
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies.
     The Company adopted SFAS No. 123R and related FASB Staff Positions starting January 1, 2006 and have recognized stock-based compensation expense using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options upon adoption of SFAS No. 123R. The Company has applied the Black-Scholes valuation model in determining the fair value of share-based payments to employees, and is recognizing compensation expense on a straight-line basis over the requisite service period. The adoption of SFAS No. 123R increased the Company’s share-based compensation expense in its consolidated statement of operations in the first quarter of 2006. The Company expects the implementation of SFAS No. 123R may adversely affect its earnings in the future.

51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” (“SFAS No. 154”) which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS No. 154 will have a material effect on its financial statements.
     In June 2005, the FASB ratified EITF Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” (“EITF No. 05-06”) EITF No. 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF No. 05-06 should be applied to leasehold improvements (within the scope of this issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not expect that the adoption of EITF No. 05-06 will have a material effect on its financial statements.
3. ACCOUNTS RECEIVABLE
     The Group’s accounts receivable balances, net of allowance for doubtful accounts, were RMB23,252,468 and RMB22,222,865 as of December 31, 2004 and 2005, respectively.
     The movement of allowance for doubtful accounts is analyzed as follows:

	2004	2005
	RMB	RMB
Balance at beginning of the period	1,318,528	3,689,222
Additions	2,370,694	5,799,717
Write-offs	—	(6,628,664)

Balance at end of period	3,689,222	2,860,275

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2004	2005
	RMB	RMB
Rental and other deposits	1,331,839	4,333,790
Prepayments for rental and other expenses	6,229,135	6,315,403
Employee advances	868,497	1,507,761
Payments made on behalf of customers	189,449	—
Prepaid insurance premium	1,171,646	1,704,902
Merchandise — stationery	2,507,726	—
Subsidy income receivable	—	4,660,000
Interest income receivable	—	2,829,274
Others	2,377,656	1,914,307

Total	14,675,948	23,265,437

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
5. PROPERTY AND EQUIPMENT

	2004	2005
	RMB	RMB
Leasehold improvements	7,091,521	13,085,141
Computer equipment	26,758,707	36,185,945
Furniture and fixtures	3,942,323	9,896,664
Motor vehicles	3,646,016	3,886,016
Less: accumulated depreciation	(18,903,692)	(30,695,891)

Net book value	22,534,875	32,357,875

6. INTANGIBLE ASSETS

	2004	2005
	RMB	RMB
Computer equipment software	10,798,362	15,952,849
Acquired training licenses	3,049,274	6,571,253
Internally developed software	1,568,808	1,568,808
Less: accumulated amortization	(9,289,695)	(12,712,075)

Net book value	6,126,749	11,380,835

7. OTHER PAYABLES AND ACCRUALS

	2004	2005
	RMB	RMB
Professional service fees	6,469,433	4,796,706
Office expenses	2,585,186	1,327,095
Deposit from customers	3,713,147	3,053,967
Travelling expenses	103,190	24,420
Payables to employees related to proceeds from share option exercises	—	6,872,776
Others	1,062,730	1,440,300

Total	13,933,686	17,515,264

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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     China
     The Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, the “PRC Income Tax Laws”), respectively. Under the PRC Income Tax Laws, these companies are subject to EIT at a statutory rate of 33% except for the following entities: Tech JV, which is subject to EIT at a rate of 30%; AdCo Shenzhen Branch, which is subject to EIT at a rate of 15%; and Wang Cai AdCo’s branches in Shanghai and Shenzhen, which are subject to EIT at a rate of 15%. In addition, some of AdCo’s branches and subsidiaries are granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment. Total tax benefit recognized as a result of the tax exemption was RMB16,127,096, RMB2,318,116 and RMB6,073,010 for the years ended December 31, 2003, 2004 and 2005, respectively.
     Composition of income tax expense
     The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
	RMB	RMB	RMB
Current income tax expenses	3,230,664	39,464,894	28,592,183
Deferred tax	(38,653)	(5,406,710)	1,352,850

Income tax expense	3,192,011	34,058,184	29,945,033

     Reconciliation of the differences between statutory tax rate and the effective tax rate
     Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
EIT statutory rate	33%	33%	33%
Effect of tax holiday for certain subsidiaries	(45%)	(3%)	(6%)
Difference in EIT rates of certain subsidiaries	(1%)	(1%)	(3%)
Non-deductibility of expenses incurred outside the PRC	18%	8%	6%
Other permanent differences	(1%)	—	4%
Provision of valuation allowance	5%	—	—
Reversal of valuation allowance	—	(1%)	(1%)

Effective EIT rate of the Group	9%	36%	33%

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     Significant components of deferred tax assets and liabilities as of December 31, 2004 and 2005 are as follows:

	2004	2005
	RMB	RMB
Deductible temporary differences related to revenue	5,955,432	—
Deductible temporary differences related to accrued expenses	656,674	1,711,457
Deductible temporary differences related to advertising expenses	—	1,984,085
Deductible temporary differences related to provision for doubtful debts and slow moving merchandise	1,490,856	2,996,098

Total current deferred tax assets	8,102,962	6,691,640
Less: Valuation allowance	(676,864)	(823,820)

Net current deferred tax assets	7,426,098	5,867,820

Tax loss carryforwards	6,387,134	4,970,167
Deductible temporary differences related to amortization	376,122	412,314

Total non-current deferred tax assets	6,763,256	5,382,481
Less: Valuation allowance	(6,387,134)	(4,970,167)

Net non-current deferred tax assets	376,122	412,314

Total deferred tax assets	7,802,220	6,280,134

Taxable temporary differences related to accrued expenses	(169,237)	—

Total current deferred tax liabilities	(169,237)	—

Total deferred tax liabilities	(169,237)	—

     As of December 31, 2004 and 2005, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carry forwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2004 and 2005 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carry forwards generally expire after five years.
     The following represents a roll-forward of the valuation allowance for each of the years:

	2004	2005
	RMB	RMB
Balance at beginning of the period	7,802,306	7,063,998
Additions	1,723,945	1,782,902
Reversals	(2,462,253)	(3,052,913)

Balance at end of period	7,063,998	5,793,987

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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
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
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
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
     The placement of the Founder Shares in escrow is recognized as a separate share-based compensatory arrangement between the Company and the founders. Upon the issuance of the Founder Shares, the Company recognized total deferred compensation of RMB35,235,724 based on the estimated fair value of the common shares on the date of issuance. Such deferred compensation is recognized over the period in which the shares are subject to repurchase by the Company. Total compensation expense of RMB4,622,466, nil and nil was recognized for the years ended December 31, 2003, 2004 and 2005, respectively.
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
     The following table summarizes the Company’s share options under the 2000 Option Plan:

	2003	2004	2005
Outstanding at beginning of years	2,317,102	2,919,728	2,520,444
Granted	1,346,232	468,192	749,200
Exercised	(467,334)	(711,097)	(632,276)
Forfeited	(276,272)	(156,379)	(79,394)

Outstanding at end of years	2,919,728	2,520,444	2,557,974

Vested and exercisable at end of years	1,384,964	1,426,086	1,212,153

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     The following is additional information relating to employee options outstanding as of December 31, 2005:

	Outstanding				Exercisable
				Weighted				Weighted
				average				average
		Weighted-		remaining		Weighted-		remaining
	Number	average		contractual	Number	average		contractual life
Exercise prices	of shares	exercise price		life (years)	of shares	exercise price		(years)
US$0.15	1,112,556	US$	0.15	1.37	994,130	US$	0.15	1.15
US$0.50	424,756	US$	0.50	3.96	78,725	US$	0.50	3.96
US$1.00	179,286	US$	1.00	4.15	90,650	US$	1.00	4.15
US$3.25	92,176	US$	3.25	4.38	48,648	US$	3.25	4.38
US$6.00	30,000	US$	6.00	5.86	—	US$	6.00	5.86
US$7.00	40,000	US$	7.00	5.56	—	US$	7.00	5.56
US$8.695	679,200	US$	8.695	5.31	—	US$	8.695	5.31

	2,557,974				1,212,153

     In connection with share options granted under the 2000 Option Plan during the years ended December 31, 2003, 2004 and 2005, the Company recognized deferred share-based compensation totaling RMB60,417,377, RMB14,305,481 and nil, respectively, which is being amortized over the vesting period.
     In 2003, the Company extended the exercise period for certain employees who were terminated during the year. The modification to increase the life of the option results in a new measurement date and an incremental share based compensation expense of RMB9,899,198 recognized for the year ended December 31, 2003.
     In February 2004, the Company sold 138,264 common shares to a director at a price of US$1.00 per share, which is below the then estimated fair market value of the common shares. This transaction resulted in the recognition of share-based compensation expense of RMB5,699,236 for the year ended December 31, 2004.
     Compensation expense for share options granted under the 2000 Option Plan recognized during the years ended December 31, 2003, 2004 and 2005, totaling RMB14,079,097, RMB20,489,734 and RMB14,553,321, respectively.
12. EMPLOYEE BENEFITS
     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB11,733,119, RMB17,377,621 and RMB27,669,108 for the years ended December 31, 2003, 2004 and 2005, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
13. RELATED PARTY TRANSACTIONS
     Balances with related parties for the periods indicated are as follows:

	2004	2005
	RMB	RMB
Due to related parties:
Principal shareholders	—	500,000
Advances for share options exercised	1,577,873	1,005,515

	1,577,873	1,505,515

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     The amounts and due to principal shareholders as of December 31, 2005 mainly arose from an advance from a principal shareholder in connection with increasing the registered capital of a VIE subsidiary. This amount is unsecured, non-interest bearing and has no definite terms.
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
14. EARNINGS PER SHARE
     Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2003, 2004 and 2005 as follows:

	2003	2004	2005
	RMB	RMB	RMB
Numerator:
Net income	32,600,263	61,143,032	61,422,304
Amount allocated to participating preference shareholders	(10,615,466)	(13,986,417)	—

Numerator for basic earnings per share	21,984,797	47,156,615	61,422,304

Effect of dilutive securities	—	—	—

Numerator for diluted earnings per share	21,984,797	47,156,615	61,422,304

Denominator:

Denominator for basic earnings per share — weighted-average common shares outstanding	26,594,228	35,593,374	55,607,716
Effect of Series A Preference Shares	— *	— *	—
Effect of unvested Founder Shares	1,734,040	—	—
Effect of dilutive share options	731,890	1,889,645	1,646,738
Effect of dilutive warrants	263,167	—	—

Denominator for diluted earnings per share	29,323,325	37,483,019	57,254,454

Basic earnings per share	0.83	1.32	1.10

Diluted earnings per share	0.75	1.26	1.07

*	These potentially dilutive securities were not included in the calculation of dilutive earnings (loss) per share because of their anti-dilutive effect.
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
15. COMMITMENTS AND CONTINGENCIES
     Operating lease commitments
     The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental of office premises and for the lease of computer and other equipment. Future minimum payments with respect to these agreements as of December 31, 2005 are as follows:

	Publication	Office
	fees	premises	Others	Total
	RMB	RMB	RMB	RMB
2006	53,958,833	23,452,882	140,005	77,551,720
2007	39,886,771	5,843,097	80,116	45,809,984
2008	3,898,171	4,657,454	71,148	8,626,773
2009	1,865,850	6,370,410	—	8,236,260

	99,609,625	40,323,843	291,269	140,224,737

     Rental expenses for the years ended December 31, 2003, 2004 and 2005 are RMB10,456,277, RMB13,905,812 and RMB28,702,735, respectively.
     Capital commitments
     As of December 31, 2005, capital commitments for purchase of an office complex and leasehold improvements amounted to RMB91,050,552.
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
     Beginning in January 2005, several complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its senior executive officers and directors. The complaints seek unspecified damages on alleged violations of federal securities laws during the period from November 4, 2004 to January 14, 2005. In connection with these actions, the Company has engaged U.S. counsel to represent the defendants. On July 26, 2005, the Court consolidated the cases and appointed a lead plaintiff. On October 13, 2005, the Company and all defendants moved to dismiss the complaint. The motion to dismiss remains pending before the Court. The Company cannot predict the outcome of the case at this time and no provision has been made with respect to these lawsuits.
16. FINANCIAL INSTRUMENTS
     Financial instruments of the Group primarily comprise investments, accounts receivable, accounts payable, due to related parties, other payables and advance from customers. As of December 31, 2004 and 2005, their carrying values approximate their estimated fair values.
17. CERTAIN RISKS AND CONCENTRATION
     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2004 and 2005, substantially all of the Group’s cash was held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.
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
     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2003, 2004 and 2005. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2004 and 2005.
18. SUBSEQUENT EVENTS
     In March 2006, the Company signed a letter of intent to purchase its current principal executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road for approximately RMB27 million. The Company plans to utilize this location as its Shanghai sales office following the Company’s move of its principal executive offices to a new office complex in Zhangjiang High Technology Park.
     In April 2006, the Company completed its purchase of a new office complex in Zhangjiang High Technology Park in Shanghai’s New Pudong Area. This office complex is intended to become the Company’s new principal executive offices. The Company signed a letter of intent to purchase this complex in October 2005 for RMB114 million.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$ (Note 4)
Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(19,085,436)	(24,270,500)	(20,818,339)	(2,579,656)

Loss from operations		(19,085,436)	(24,270,500)	(20,818,339)	(2,579,656)
Equity in profit of subsidiary companies, net	1	51,682,719	83,415,592	79,223,274	9,816,767
Other income		2,980	1,997,940	3,017,369	373,890

Income before provision for income tax		32,600,263	61,143,032	61,422,304	7,611,001
Income tax expense		—	—	—	—

Net income for the year		32,600,263	61,143,032	61,422,304	7,611,001

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005

	Note	2004	2005	2005
		RMB	RMB	US$ (Note 4)
ASSETS

Current assets:
Cash		648,576,639	247,940,580	30,722,978
Receivables due from related parties	2	837,728	838,808	103,939
Prepayments and other current assets		1,598,045	1,931,937	239,391

Total current assets		651,012,412	250,711,325	31,066,308

Long term receivables due from related parties	2	39,508,874	362,450,068	44,912,154
Investment in subsidiaries	1	165,799,867	251,535,177	31,168,394

Total assets		856,321,153	864,696,570	107,146,856

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties	2	1,577,873	2,014,535	249,626
Other payables and accruals		2,924,958	8,802,572	1,090,748

Total current liabilities		4,502,831	10,817,107	1,340,374

Total liabilities		4,502,831	10,817,107	1,340,374

Shareholders’ equity:

Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,616,679 and 54,876,079 shares issued and outstanding as of December 31, 2004 and 2005, respectively)		46,044	45,451	5,632
Additional paid-in capital		869,125,807	848,423,068	105,130,365
Deferred share-based compensation		(40,154,027)	(23,141,471)	(2,867,521)
Other comprehensive loss		(501,659)	(318,174)	(39,426)
Retained earnings		23,302,157	28,870,589	3,577,432

Total shareholders’ equity		851,818,322	853,879,463	105,806,482

Total liabilities and shareholders’ equity		856,321,153	864,696,570	107,146,856

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note	2003	2004	2005	2005
		RMB	RMB	RMB	US$ (Note 4)
Net cash provided by (used in) operating activities		(375,103)	(891,852)	7,598,852	941,594

Net cash provided by (used in) investing activities		—	7,420,016	(322,941,195)	(40,016,504)

Net cash provided by (used in) financing activities		746,227	640,964,309	(74,097,969)	(9,181,677)

Effect of foreign exchange rate changes on cash		76,964	236,144	(11,195,747)	(1,387,296)

Net increase (decrease) in cash		448,088	647,728,617	(400,636,059)	(49,643,883)
Cash, beginning of year		399,934	848,022	648,576,639	80,366,861

Cash, end of year		848,022	648,576,639	247,940,580	30,722,978

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
1. BASIS OF PRESENTATION
     The condensed financial statements of 51job, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.
     The Company is generally a holding company of certain subsidiaries and variable interest entities (collectively “Subsidiaries”). The Company records it investment in its Subsidiaries under the equity method of accounting as prescribed in Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investment is presented on the balance sheet as “Investment in subsidiaries” and 100% of the Subsidiaries’ profit or loss as “Equity in profit of subsidiary companies, net” on the statement of operations.
     The Subsidiaries did not pay any dividend to the Company for the periods presented.
     Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.
2. RELATED PARTY BALANCES
     Balances with related parties for the periods indicated are as follows:

	2004	2005
	RMB	RMB
Receivables due from related parties:
51net HR	828,929	822,577
51net Beijing	1,021	16,231
Qianjin Network Information Technology (Shanghai) Co., Ltd.	7,778	—

	837,728	838,808

Long term receivables due from related parties:
51net.com Inc.	39,508,874	362,450,068

	40,346,602	363,288,876

Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	—	73,519
Shanghai Qianjin Advertising Co., Ltd.	—	935,501
Advances for share options exercised	1,577,873	1,005,515

	1,577,873	2,014,535

     The amounts due from 51net.com Inc. relate to cash payments made by the Company to 51net.com Inc. for investment in the Company’s PRC entities. The amounts are unsecured, non-interest bearing and have no definite terms.
3. COMMITMENTS
     The Company does not have any significant commitments or long term obligations as of any of the periods presented.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts expressed in RMB unless otherwise stated)
4. FOREIGN CURRENCIES
     The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2005, or at any other certain rate.