Form 20-F
period 2006-12-31
51JOB, INC.
filed 2007-06-28
CIK 1295484

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)

American Depositary Shares,	The NASDAQ Stock Market LLC
each representing two common shares,	(The NASDAQ Global Select Market)
par value US$0.0001 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,119,761 common shares, par value US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:
•	market acceptance of our services;

•	our ability to expand into other recruitment and human resource services such as business process outsourcing;

•	our ability to control our operating costs and expenses;

•	our potential need for additional capital and the availability of such capital;

•	behavioral and operational changes of our customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities;

•	changes in our management team and other key personnel;

•	introduction by our competitors of new or enhanced products and services;

•	price competition in the market for the various human resource services that we provide in China;

•	seasonality of our business;

•	fluctuations in the value of the Renminbi against the U.S. dollar and other currencies;

•	our ability to develop or introduce new products and services outside of the human resources industry;

•	fluctuations in general economic conditions; and

•	other risks outlined in our filings with the Securities and Exchange Commission, including this annual report on Form 20-F and any amendments thereto.
     Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

CERTAIN TERMS AND CONVENTIONS
     Unless otherwise indicated, references in this annual report to:
•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two common shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq Global Select Market;

•	“RMB” are to Renminbi, the legal currency of the PRC;

•	“shares” or “common shares” are to our common shares, with par value US$0.0001 per share;

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and

•	“US$” are to U.S. dollars, the legal currency of the United States of America.
     Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “51job” refer to 51job, Inc., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated entities.
     In addition, unless otherwise indicated, references in this annual report to:
•	“51net” are to 51net.com Inc.;

•	“AdCo” are to Shanghai Qianjin Advertising Co., Ltd.;

•	“AdCo Subsidiaries” are to the subsidiaries of AdCo that conduct advertising businesses;

•	“Qian Cheng” are to Beijing Qian Cheng Si Jin Advertising Co., Ltd.;

•	“RAL” are to Shanghai Run An Lian Information Consultancy Co., Ltd.;

•	“Run An” are to Beijing Run An Information Consultancy Co., Ltd.;

•	“Tech JV” are to Qianjin Network Information Technology (Shanghai) Co., Ltd.;

•	“Wang Cai AdCo” are to Shanghai Wang Cai Advertising Co., Ltd.;

•	“Wang Ju” are to Shanghai Wang Ju Human Resource Consulting Co., Ltd.;

•	“WFOE” are to Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.; and

•	“Wuhan AdCo” are to Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.
     Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.
     Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. On June 25, 2007, the noon buying rate was RMB7.6187 to US$1.00.
     We calculate the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of 51job Weekly. In calculating the number of paid advertising pages, we make adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This is a manual process that is subject to error, including errors in judgment as to the appropriate adjustments to be made to the data.

     We define a unique employer in our online recruitment business as a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to the appropriate adjustments to be made to the data.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1, prepared in accordance with U.S. GAAP and are qualified by reference to these consolidated financial statements and related notes. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report. The historical results presented below do not necessarily indicate results expected for any future period.
     Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

	For the year ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(1)
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	116,989,356	182,606,297	300,651,791	356,284,649	389,534,921	49,914,137
Online recruitment services	28,938,327	76,960,121	111,508,533	159,494,922	219,793,658	28,163,870
Executive search	9,726,300	15,748,331	24,907,914	26,306,740	19,937,806	2,554,786
Other human resource related revenues	9,895,734	18,019,611	42,875,597	53,507,789	68,586,465	8,788,517

Total revenues	165,549,717	293,334,360	479,943,835	595,594,100	697,852,850	89,421,310

Net revenues	158,039,700	280,118,941	456,119,882	562,026,220	659,843,231	84,550,842

Cost of services	(92,220,940)	(151,477,142)	(224,606,635)	(269,328,384)	(294,068,613)	(37,681,297)

Gross profit	65,818,760	128,641,799	231,513,247	292,697,836	365,774,618	46,869,545

Operating expenses:
Sales and marketing	(24,356,157)	(39,042,744)	(69,028,818)	(115,094,797)	(136,770,315)	(17,525,443)
General and administrative	(39,191,781)	(55,817,403)	(72,096,009)	(100,614,382)	(114,321,711)	(14,648,930)

Total operating expenses	(63,547,938)	(94,860,147)	(141,124,827)	(215,709,179)	(251,092,026)	(32,174,373)

Income from operations	2,270,822	33,781,652	90,388,420	76,988,657	114,682,592	14,695,172
Income before income tax provision	2,686,608	35,792,274	95,201,216	91,367,337	127,900,988	16,388,948

Income tax benefit (expense)	1,259,194	(3,192,011)	(34,058,184)	(29,945,033)	(28,559,639)	(3,659,569)

Net income	3,945,802	32,600,263	61,143,032	61,422,304	99,341,349	12,729,379

Earnings per share:
Basic	0.09	0.83	1.32	1.10	1.79	0.23
Diluted(2)	0.07	0.75	1.26	1.07	1.76	0.23
Earnings per ADS(3):
Basic	0.18	1.65	2.65	2.21	3.58	0.46
Diluted(2)	0.15	1.50	2.52	2.15	3.52	0.45
Other Financial Information:
Share-based compensation(4):
Included in cost of services	—	(596,551)	(1,811,496)	(1,479,841)	(4,620,675)	(592,083)
Included in operating expenses:
Sales and marketing	—	(423,221)	(1,757,722)	(1,438,083)	(3,972,118)	(508,978)
General and administrative	(8,808,931)	(17,681,791)	(16,920,516)	(11,635,397)	(19,926,274)	(2,553,308)

	As of December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$(1)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	68,637,760	115,084,572	848,292,672	830,633,550	868,698,254	111,313,060
Total current assets	79,635,683	145,573,376	893,647,186	892,544,201	919,575,700	117,832,383
Total non-current assets	24,025,881	39,830,903	43,735,155	70,875,359	208,039,501	26,657,718
Total assets	103,661,564	185,404,279	937,382,341	963,419,560	1,127,615,201	144,490,101

Liabilities:
Total current liabilities	26,025,436	56,096,191	85,564,019	109,540,097	139,074,706	17,820,723
Total non-current liabilities	32,080	23,533	—	—	122,757	15,730

Total liabilities	26,057,516	56,119,724	85,564,019	109,540,097	139,197,463	17,836,453
Total shareholders’ equity	77,604,048	129,284,555	851,818,322	853,879,463	988,417,738	126,653,648

Total liabilities and shareholders’ equity	103,661,564	185,404,279	937,382,341	963,419,560	1,127,615,201	144,490,101

(1)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 29, 2006, which was RMB7.8041 to US$1.00.

(2)	Diluted earnings per share is calculated by dividing net income attributable to holders of common shares as adjusted for the effect of dilutive common shares, if any, by the sum of (1) the weighted average number of common shares outstanding and (2) the weighted average number of common equivalent shares, which consist of common shares from the conversion of Series A preference shares and common shares issuable upon the exercise of outstanding share options as calculated under the treasury stock method. In the case of diluted earnings per ADS, the data are adjusted to reflect the ratio of two common shares to one ADS.

(3)	Each ADS represents two common shares.

(4)	We have recognized share-based compensation in connection with our historical grant of options to employees and certain directors, and the historical issuance of restricted common shares to our founders and one of our directors. In our consolidated financial statements, portions of our share-based compensation expense are allocated separately to our cost of services and operating expenses. Since we evaluate our performance, make determinations regarding the expansion of our operations, allocate resources among our operations and determine the compensation of employees and management based on our financial results before the overall effect of our share-based compensation expense, we have separately disclosed our share-based compensation expense for each of the periods presented. We believe that disclosure of our share-based compensation expense allows investors to better understand the primary financial measures that we use to manage our business. In addition, separate disclosure of our share-based compensation expense provides a useful approximation of our taxable income for purposes of determining PRC enterprise income tax, or EIT, which is calculated based on our income prior to any deduction for share-based compensation expense.
Exchange Rate Information
     We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was RMB7.8041 to US$1.00. The prevailing rate on June 25, 2007 was RMB7.6187 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
     The following tables set forth information regarding the noon buying rates in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
December	7.8041	7.8219	7.8350	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June (through June 25)	7.6187	7.6370	7.6680	7.6175

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.

D. Risk Factors
Risks Related to Our Business
Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.
     We face significant competition in our 51job Weekly and www.51job.com businesses as well as in our executive search and other human resource businesses. 51job Weekly currently faces competition within all of our markets. Competitors of 51job Weekly are primarily comprised of local newspaper publishers and specialized recruitment advertising publications. 51job Weekly also faces competition from online job search websites and other online businesses seeking to expand into print recruitment advertising.
     Our online recruitment services face intense competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as from local job search websites. For example, according to public reports, ChinaHR.com and Zhaopin.com have significantly increased their sales and marketing activities in recent years. In addition, many executive search firms and other competitors currently engaged in print advertising have started to internally develop or acquire online capabilities.
     Our executive search and other human resource related businesses face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for print and online recruitment advertising.
     Many of our competitors or potential competitors have long operating histories, have international strategic partners, may have greater financial, management, technological development, sales, marketing and other resources than we do, and may be able to adopt our business model. As a result of competition, we may experience reduced margins, loss of market share or less use of our services by job seekers and businesses. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and our results of operations may be materially and adversely affected.
New competitors face low entry barriers to our industries, and successful entry by new competitors may cause us to lose market share and materially and adversely affect our results of operations.
     In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, and other human resource services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of customers and establish significant market share within a relatively short period of time. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of the print media industry may result in increased competition and a material decrease in advertising rates, including the prices we charge for our print advertising services. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.
If we are unable to achieve or maintain economies of scale with respect to our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.
     We incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business. We also incur fixed costs relating to website connectivity, maintenance, design and operation in our online businesses. Our ability to achieve desired operating margins in our recruitment advertising businesses depends largely on our success in generating a sufficient amount of revenues from print and online recruitment advertisements to offset the associated fixed costs. In addition, to build and maintain employer and job seeker acceptance of 51job Weekly and www.51job.com as attractive media for posting and finding jobs, we need to reach and maintain a critical mass of recruitment advertisements.

     In some of our markets, 51job Weekly has not achieved the necessary economies of scale to achieve our desired profitability targets, despite our having operated in these markets for a significant period of time. We believe that this has been primarily due to competition from rival print advertising publications as well as a decrease in market demand for print advertisement services in recent years. We may be unable to achieve and maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses. Any failure to do so could materially and adversely affect our results of operations from these businesses.
A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.
     Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. In 2005 and 2006, the Chinese government instituted a number of austerity measures and other policy changes aimed at restricting credit to certain industries and to regulate the pace of economic growth. Print advertising, online recruitment services, executive search and our other human resource related businesses are all relatively new industries in China, and we do not know with any degree of certainty how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy. In response to adverse economic developments, employers might hire fewer permanent employees, engage in hiring freezes, lay off employees, or reduce spending on print advertising, online recruitment services and executive search services. Employers may decide to rely more heavily on traditional recruitment methods such as referrals and job fairs, and utilize more “in-house” resources to conduct training and perform other human resource functions, or otherwise modify their behavior in ways that may have a significant negative impact on our business. As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our services and materially and adversely affect our business.
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
     We generate a significant portion of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. As part of our online recruitment services, we offer general online advertising on our website, which is an important element in our ability to sell online recruitment advertisements to employers and which generates a material portion of our revenues. China has only recently begun to develop the Internet as a commercial medium and has a relatively low Internet penetration rate compared to most developed countries. Our future results of operations from online recruitment services will depend substantially upon an increase in Internet penetration and an increase in acceptance and use of the Internet for the distribution of services and for the facilitation of commerce in China. In addition, as Internet penetration rates vary widely across the different cities and regions of China, the level of acceptance of online recruitment services may be low in certain geographies for an extended period of time, which may negatively impact our operations in those markets. Moreover, unless they are resolved, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising generally, or any significant failure of the Internet to gain acceptance as a medium for recruitment may adversely affect our online recruitment services business and our ability to further integrate our online and print recruitment advertising businesses.

The markets for executive search services and business process outsourcing are still in the development stage in China and we may be unable to expand these businesses.
     Many employers in China are not familiar with the executive search model or may not accept the value of a targeted, professional search. Many employers may be unwilling to pay a commission of up to 30% of a candidate’s annual compensation. Similarly, we believe the market for the third party outsourcing of business processes is also in an early stage of development in China. As such, companies may not be willing to use third parties for significant administrative functions and may instead choose to continue to perform such operations in-house. If these services do not gain wider acceptance in China, we may be unable to expand these businesses.
We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.
     In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses. We are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our print advertising business model is highly dependent on establishing and maintaining relationships with newspapers in all of our existing markets as well as the new markets in which we intend to offer recruitment advertising services.
     The term of our agreements with local newspaper contractors is generally two years, and eight of these agreements will expire between the date of this annual report and December 31, 2007. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:
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
     In addition, we may experience lower levels of readership and circulation if we lose the marketing support of a local newspaper contractor or change the newspaper contractor in one of our markets. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of 51job Weekly, which in turn could damage our 51job Weekly brand name and materially and adversely affect our recruitment advertising business and our results of operations.
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
     We rely on China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom, to provide us with bandwidth and server custody service for our services. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks of China Telecom or China Netcom, or if China Telecom or China Netcom otherwise fail to provide such services. In addition, we have no control over the costs of the services provided by China Telecom or China Netcom. If China Telecom or China Netcom fails to provide these services, we would be required to seek other providers, and there is no assurance that we will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay for Internet services rise significantly, our results of operations could be adversely affected.

If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.
     If we fail to generate a high volume of recruitment advertisements, maintain our relationships with local newspaper contractors, successfully promote and develop the perception of www.51job.com as a “destination site,” undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. According to public reports, our competitors, particularly those which provide online recruitment services, have significantly increased their expenditures on sales and marketing activities in recent years. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.
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
     We have experienced rapid expansion since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. We have established 12 new sales offices from the beginning of 2003 to the date of this annual report. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. If we are unable to properly manage our services in new or existing markets or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.
     In addition to our recruitment advertising services, as part of our strategy to be a “one-stop” human resource services provider, we will be required to provide high quality executive search and other human resource related services. As we are currently in the process of developing many of these businesses, we may encounter initial difficulties in ensuring high service quality to our customers using these products. In particular, we may be unable to provide our eSearch clients with acceptable candidates, we may introduce candidates whom our clients subsequently perceive as poor performers, and/or we may provide clients with candidates whom they subsequently fail to retain. With respect to our business process outsourcing service, we may be unable to establish a substantial nationwide capability, accurately monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including sophisticated computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems. If we are unable to provide high quality services, if material mistakes occur, or if we are unable to price these services properly, our brand name and reputation could be damaged and we could incur legal liability to our clients and their employees.
     The management of our business involves the collection of cash payments by our employees and agents from our customers, which constitute a significant portion of our total revenues. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. If we are unable to successfully detect and prevent such activity, our results of operations and financial condition may be materially and adversely affected.
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
We rely on our print advertising business to provide a majority of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.
     We generate a majority of our revenues from 51job Weekly, which generated approximately 62.7% of our revenues in 2004, 59.8% of our revenues in 2005 and 55.8% of our revenues in 2006. While we have experienced growth in our 51job Weekly business in recent years, online advertisement may cause print media such as 51job Weekly to become less desirable as a form of advertising. In addition, we have observed that in some of our markets where Internet penetration rates are relatively higher, a larger percentage of new, first-time customers may choose an online service as their initial recruitment advertising purchase with us. To the extent this continues to occur and if we are not able to generate sufficient revenues from our online recruitment services to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.
Our recruitment advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.
     Due to the nature of recruitment advertising, we are unable to predict future revenue streams with any high degree of certainty. More specifically, the majority of our revenues is derived from print advertising and we do not recognize revenue until an advertisement is actually printed. Orders for print advertisements are generally placed week-to-week and advertisers may cancel or postpone their print advertisements within days of publication. Delays or cancellations by advertisers hamper our ability to predict when revenue will ultimately be recognized, if at all. Such uncertainty makes it difficult for us to accurately forecast revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
Due to seasonal variations in demand for human resource services, we experience significant fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.
     Significant fluctuations in our revenue streams, particularly during the peak hiring periods around the Chinese New Year holidays and the beginning of May and October, affect our ability to predict quarterly results. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the dates of the Chinese New Year holidays vary from year to year, which affects our business in the first quarter and impacts comparability of financial results to corresponding periods in prior years. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in recent years. As a result of these factors, our revenues may vary from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.
     We may decide to expand, in part, by acquiring certain complementary or new businesses in the future. The success of any material acquisition will depend upon several factors, including:
•	our ability to identify and acquire businesses on a cost-effective basis;

•	our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

•	our ability to retain and motivate key personnel and to retain the clients of acquired firms.
     Any such acquisition may require a significant commitment of management time, capital investment and other resources. There is a possibility that we will not be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business or are required to incur restructuring and other charges to complete an acquisition, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of your common shares or ADSs. We have not engaged in any material acquisitions in our history.
If we are unable to attract and retain qualified personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.
     The success of our executive search, training and business process outsourcing services depends heavily on our ability to attract and retain skilled personnel. Successful expansion of our executive search business depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. Similarly, the success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and other activities and services in this business. Our business of outsourcing traditional human resource department functions such as payroll, benefits and compliance management and related services depends on personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. If we are unable to attract and retain critical skilled personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.
If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.
     In April 2006, we formed a business alliance with Recruit Co., Ltd., or Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group staffed with personnel from Recruit to explore potential business opportunities outside of the human resource services industry in China. We lack experience and expertise in operating businesses outside of the human resource services industry. If we choose to begin any such business, we cannot assure you that our efforts will be successful. We cannot assure you that we will be able to deliver new products or services outside of the human resource services industry on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin a business outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.
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
     Third parties may bring claims against us alleging patent, trademark or copyright infringement, or misappropriation of their creative ideas or formats, or other infringement of their proprietary intellectual property rights. Any such claims, regardless of merit, may involve us in time-consuming, costly litigation or investigation, divert significant management and staff attention, require us to enter into expensive royalty or licensing arrangements, prevent us from using important technologies, business methods, content or other intellectual property, result in monetary liability, or otherwise disrupt our operations. We expect that the likelihood of such claims may increase, particularly in our online businesses, as the number of competitors in our markets grows and as related patents and trademarks are registered or copyrights are obtained by such competitors.

We rely heavily on our information systems, and if our access to technology supporting our information systems is impaired or interrupted, or if we fail to further develop our technology, our operations may be seriously disrupted.
     Our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases, is an important part of our operations and a critical component of our success. To achieve our strategic objectives and to remain competitive, we must further develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could materially disrupt our operations.
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
We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.
     As of May 31, 2007, the following four shareholders beneficially owned approximately 71.1% of our outstanding common shares:
•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 28.7% of our outstanding common shares;

•	Recruit, which beneficially owned approximately 20.1%, and which is affiliated with Hiroyuki Honda, one of our directors;

•	entities affiliated with DCM, which beneficially owned approximately 17.3%, and which is affiliated with David K. Chao, one of our directors; and

•	Norman Lui, one of our executive officers, who beneficially owned approximately 5.0%.

     These four shareholders, together with our other executive officers and directors, beneficially owned approximately 74.9% of our outstanding common shares. Accordingly, Mr. Yan, Recruit, DCM or Mr. Lui individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their non-competition or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.
     In April 2006, entities affiliated with DCM, Rick Yan, Norman Lui and Michael Lei Feng, who is our strategic advisor and a former executive officer, and Kathleen Chien, who is our chief financial officer, entered into a share purchase agreement with Recruit. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning April 2006 and result in Recruit owning approximately 40% of our fully diluted common shares outstanding as of December 31, 2005. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Mr. Hiroyuki Honda, a senior vice president and director of Recruit, was elected to our board of directors on July 28, 2006.
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
If certain tax exemptions and preferential tax treatments we currently possess become unavailable in China, our effective income tax rate would increase.
     We file separate income tax returns because we and our affiliated entities are incorporated in different jurisdictions. We are incorporated in the Cayman Islands where no income taxes are imposed. In addition, our entities incorporated in the British Virgin Islands are exempt from income tax on foreign derived income and there are no withholding taxes imposed in the British Virgin Islands. We do not expect that we or our entities in the British Virgin Islands will record any income tax provisions in the foreseeable future.
     We generate substantially all our net income from our operations in China which are conducted through various subsidiaries and affiliated entities. In accordance with PRC income tax regulations, our subsidiaries and affiliated entities are generally subject to enterprise income tax, or EIT, at a statutory rate of 33%. However, under the preferential tax rules, we have obtained preferential tax rates of 15% for some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen and a preferential tax rate of 30% for the branches of Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, outside of Shanghai.
     In addition, under prior regulations, newly organized PRC entities conducting advertising businesses were entitled to elect a tax exemption for their first two years of operation with government approval and could carry forward tax losses incurred, if any, during this two-year period to future periods. Upon expiration of the tax exemption period, these advertising entities would be taxed at the statutory rate. A number of our AdCo Subsidiaries have received the two-year tax exemption treatment. Starting in 2004, tax exemptions granted to several of our AdCo Subsidiaries began to expire which resulted in our higher effective tax rates in 2004 and 2005 compared to prior years. However, a number of our AdCo Subsidiaries and other subsidiaries have continued to receive tax exemptions which are due to expire in 2007.
     The National People’s Congress, the parliament of China, passed a new tax law on March 16, 2007, which applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the new tax law was promulgated and are entitled to preferential tax rates under existing tax laws and regulations, the new tax law has granted a grace period of up to five years for these enterprises to gradually transition from their current preferential tax rates to the standard rate of 25%. If we are unable to maintain existing preferential tax statuses, the EIT of our PRC subsidiaries and affiliated entities would increase and our consolidated effective tax rate would also increase and adversely and materially affect our earnings.
Our earnings have been and will continue to be adversely affected by changes in our accounting policies, including those related to the expensing of stock options.
     On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires that stock-based compensation transactions, such as stock option grants, be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations. We use the Black-Scholes option pricing model to determine the fair value of stock options grants under SFAS No. 123R. This method is based upon, among other things, the volatility of our ADSs, which has been historically high. Therefore, the adoption of SFAS No. 123R negatively affects our profitability and the trading price of our ADSs. The implementation of SFAS No. 123R could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. The change to existing rules, future changes, if any, or the questioning of current practices may adversely and materially affect our earnings.
If we do not appropriately maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.
     We are subject to reporting obligations under the U.S. securities laws. Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include a report of management on the effectiveness of such companies’ internal control over financial reporting in our annual report. This requirement first applied to this annual report on Form 20-F. Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2006.
     However, going forward, if we fail to maintain the effectiveness of our internal controls, our management may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. In addition, even if our management concludes that our internal controls over financial reporting are effective, our independent auditors may disagree and decline to attest to our management’s assessment or may issue an adverse opinion in the future. Moreover, effective internal controls are necessary for us to produce reliable financial reports. As a result, any failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
We have no business insurance coverage.
     Other than insurance for some of our properties, we do not maintain any insurance. We do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.
We are vulnerable to natural disasters and other calamities.
     Our servers are currently hosted in Shanghai and Tianjin. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. Any such event could adversely affect our ability to provide our services to users. See “Item 4. — Information on the Company — Business Overview — Technology.”
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
     We are a holding company and do not have any assets or conduct any business operations other than our holding of the equity interests in, directly and indirectly:
•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, a wholly foreign owned enterprise in China;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV;

•	Shanghai Qianjin Advertising Co., Ltd., or AdCo, and its subsidiaries; and

•	Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju.
     As a result of our holding company structure, we rely entirely on dividends, royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements paid to us by our subsidiaries and affiliated entities in the PRC to finance our operations and to pay dividends to our shareholders. These royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements do not require governmental or other third party approval. However, the payment of dividends in China is subject to certain restrictions and taxes. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4. — Information on the Company — Business Overview — Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.
Risks Related to Our Corporate Structure
If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.
     The PRC government regulates foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction was subsequently relaxed in December 2005 and foreign persons are now permitted wholly own advertising entities in China. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003 and this ownership limitation was increased to 70% in August 2006.

     Prior to our restructuring, 51net, our British Virgin Islands subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of AdCo. AdCo owned, and continues to own, 90% of the principal AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to our past non-compliance with foreign ownership laws limitations.
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
     Current PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. We currently provide technical, consulting and human resource related services in conjunction with our affiliated entity, RAL, which is wholly owned by Tao Wang, an executive of our company, and Michael Lei Feng, our strategic advisor and a former executive officer. RAL holds a license to provide human resource related services and we rely on RAL to provide human resource related services to our clients under a contractual arrangement between RAL and our majority owned subsidiary Tech JV. Similarly, RAL holds a license to operate as an Internet content provider. While we provide all of our online recruitment services through Tech JV, we rely on RAL to provide certain Internet content provider services to support Tech JV’s online recruitment services through a contractual arrangement with RAL. We have entered into agreements with RAL’s shareholders which enable us to effectively control RAL.

     Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues. The minority interests in Tech JV, AdCo and the AdCo Subsidiaries, which are direct or indirect subsidiaries of Tech JV, are held by Qian Cheng, which is wholly owned by Tao Wang and Michael Lei Feng. Through agreements with Qian Cheng and its shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng. As a result, we consolidate all of its interests for U.S. GAAP reporting purposes.
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
     RAL’s existing human resource services license is limited to Shanghai. In 2006, revenues from human resource related services provided to customers outside Shanghai accounted for approximately 3% of our total revenues. It is possible that government authorities in jurisdictions outside Shanghai where certain of RAL’s customers are located may assert that RAL is providing human resource related services in such jurisdictions without a necessary license and is required to obtain a human resource services license in such jurisdictions. As a result, RAL could be required to cease providing human resource services to customers in such locations which could result in a reduction in human resource related revenues. In addition, RAL may be subject to sanctions in the form of forfeiture of profits, fines, or both.
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
     Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through China Telecom and China Netcom under the administrative control and regulatory supervision of the PRC Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network. We rely on this infrastructure and China Telecom and China Netcom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be developed. We have no access to alternative networks or services, on a timely basis or if at all, in the event of disruptions, failures or other problems with China’s Internet infrastructure or telecommunications networks. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.
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
     The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 2.5% in 2005 and 3.3% in 2006, and we reported losses from foreign currency translation of RMB11.3 million in 2005 and RMB9.4 million in 2006 (US$1.2 million). In May 2007, the PRC government widened the daily trading band of the Renminbi against a basket of certain foreign currencies from 0.3% to 0.5%. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.
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
     As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary or new businesses in the future, including companies incorporated in the PRC. In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued various regulations that will require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. A SAFE regulation, effective from November 1, 2005, retroactively requires registration of direct or indirect investments previously made by PRC residents in offshore companies before March 31, 2006. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required registration, the failure would subject such PRC shareholder to personal liability and may also limit such offshore parent company’s ability to contribute additional capital into its PRC subsidiaries or its PRC subsidiaries’ ability to distribute dividends to the offshore parent, or otherwise adversely affect its business.
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
The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market or through private transactions could adversely affect the price of our ADSs.
     If our shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market or through private transactions, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Common shares held by our existing shareholders and our affiliates may also be sold in the public market in the future under, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans” for a description of outstanding options to purchase our common shares.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2004 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign investment enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our affiliated Chinese entities, the primary ones being:
•	Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s eight branch offices, seven majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;

•	Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, which holds human resource related services and Internet content provision licenses;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds a human resource related services license;

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;

•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is our joint venture partner in Tech JV;

•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which holds a minority interest in Qian Cheng;

•	Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is an AdCo Subsidiary jointly owned by AdCo and TechJV and holds licenses to conduct advertising businesses;

•	Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which is owned by 51net HR and Run An and holds a license to provide human resource related services; and

•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which holds a minority interest in Tech JV and our AdCo Subsidiary in the city of Wuhan that conducts advertising businesses.
     In May 2004, we engaged in a restructuring to comply with then PRC foreign ownership limitations. Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches, AdCo and the AdCo Subsidiaries. For a discussion on our group structure and the contractual arrangements among our entities, see “Item 4. — Information on the Company — Organizational Structure.”
     We completed the initial public offering of 6,037,500 American depositary shares, each representing two of our common shares, par value US$0.0001 per share, on October 4, 2004. On September 29, 2004, the trading of our ADSs on the Nasdaq Global Select Market, or Nasdaq, under the symbol “JOBS,” commenced.
     In April 2006, we formed a business alliance with Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group staffed with personnel from Recruit to explore potential business opportunities outside of the human resource services industry in China although to date we have not begun to offer any such products.
     Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6160-1888. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.
     Our principal capital expenditures for 2004 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB13.8 million. Our principal capital expenditures for 2005 were approximately RMB54.4 million and included installment payments toward the purchase of a new office complex and purchases of office equipment and software. In April 2006, we completed the purchase of an office complex at No. 1387, Zhang Dong Road in Zhangjiang, Shanghai, which serves as our principal executive offices, for RMB113.7 million (US$14.6 million). Additionally, in July 2006, we completed the purchase of our former executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which now serves as our downtown

Shanghai sales office, for RMB27.9 million (US$3.6 million). Our principal capital expenditures in 2006 totaled RMB155.0 million (US$19.9 million) and consisted of the remaining installment payments to complete the purchase of the Zhangjiang office complex, the purchase of the 21st Floor, Wen Xin Plaza and the purchases of computers, office equipment and software.
     Our capital expenditure plans for 2007 have not yet been fixed, but we intend to purchase computers, technology-related equipment and software. Capital expenditures in 2006 have been funded through operating cash flows and through our existing capital resources, and we expect to continue fund our capital expenditures through these means.
B. Business Overview
     We believe that we are a leading provider of integrated human resource services in China, with a strong focus on recruitment advertising. We believe that we are the only significant nationwide provider that integrates print and online recruitment advertising services in China. We closely integrate these two media to allow us to attract a broad base of advertisers and reach a wide and diverse audience of job seekers. In addition to recruitment advertising services, we also provide executive search and other complementary human resource related services to employers. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.
     Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on 51job Weekly and www.51job.com. We also receive fees from employers for accessing our www.51job.com resumé database, using our eHire product and in connection with eSearch and other human resource related services.
Our Product and Services
     We provide a range of human resource services in the following categories:
•	recruitment related services, including print advertising, online recruitment and executive search services; and

•	other human resource related services, such as training and business process outsourcing.
     We generate the majority of our revenues from our recruitment related services consisting of our integrated print advertising and online recruitment services as well as our executive search services. Our print advertising business generated 62.7% of our revenues in 2004, 59.8% of our revenues in 2005 and 55.8% of our revenues in 2006. Our online recruitment services business generated 23.2% of our revenues in 2004, 26.8% of our revenues in 2005 and 31.5% of our revenues in 2006. Our executive search business generated 5.2% of our revenues in 2004, 4.4% of our revenues in 2005 and 2.9% of our revenues in 2006.
     We offer a number of other value-added human resource services in areas such as training and business process outsourcing. Other human resource related services generated 8.9% of our revenues in 2004, 9.0% of our revenues in 2005 and 9.8% of our revenues in 2006.
     Recruitment related services
     Print advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of March 31, 2007, 51job Weekly was published in 23 major cities in China. We established operations in the city of Tianjin in January 2006.

     The 23 cities where 51job Weekly is published and our newspaper contractor in each city as of March 31, 2007 are as follows:

City	Newspaper contractor(1)
Beijing	China Trade News
Changchun	City Evening News
Changsha(2)	Human Resource News
Chengdu	Hua Xi Metropolitan News
Chongqing	Human Resource News
Dalian	Dalian Evening News
Fuzhou	Straits Talent News
Guangzhou	Guangzhou Youth Daily
Hangzhou	News Information Daily
Harbin	Harbin Lifestyle Daily
Hefei	Hefei Evening News
Jinan	Jinan Times
Kunming	Chuncheng Evening News
Nanjing	Modern Express
Ningbo	Modern Golden News
Qingdao	Qingdao Financial Times
Shanghai	China Trade News
Shenyang	Friendly Times
Shenzhen	Nan Fang Metropolitan News
Tianjin	Metro Express
Wuhan	News Information Daily
Xian	China Merchant News
Zhengzhou	Youth Herald

(1)	English translations of the Chinese names.

(2)	In September 2006, we changed our newspaper contractor in Changsha from Sanxiang Metropolitan News.
     51job Weekly is not published in Hong Kong, Dongguan or Suzhou although we have established sales offices in these cities.
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
     Employers use 51job Weekly both as a recruitment tool and as an advertising and publicity medium to promote their brand name and raise their corporate awareness among job seekers. 51job Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks, which are often placed by international and large domestic companies, to simple text job announcements, which are typically posted by smaller, local businesses. 51job Weekly is divided into a number of separate sections, with certain sections targeted at higher income and more educated job seekers containing large, colorful advertisements on glossy, high quality paper. Other sections include simpler text-only advertisements targeted at middle and lower income job seekers. The circulation, page dimensions, type of paper used and number of sections appearing in local editions of 51job Weekly differ from city to city.
     In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established a relationship with a local newspaper in each market where 51job Weekly is produced. We rely on these newspapers to provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake independent and/or additional marketing. 51job Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, 51job Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide point-of-sale vendors with marketing materials such as posters, display racks and other promotional items. We also circulate 51job Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of 51job Weekly at self-help kiosks at job fairs, in the lobbies of major office buildings, at post offices, on university campuses and in other public areas where the public circulation of newspapers is permitted. We have entered into marketing arrangements to offer free copies of 51job Weekly in subway stations in Shanghai and Tianjin, and in light rail stations in Chongqing, Dalian and Tianjin.
     We may change our newspaper contractor in a city when we are able to obtain more favorable terms or higher quality service from a different newspaper contractor. From inception, we have changed our newspaper contractor a total of nine times across the 23 cities in which we had a contract with local newspapers as of March 31, 2007. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.”

     The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the city in which the advertisement is placed. As we grow in our existing markets and expand into new cities, we focus on increasing our customer base and generating greater volumes of print advertising pages. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. Pricing for specific products can vary significantly from city to city.
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

	2004	2005	2006
Estimated number of print advertising pages(1)	9,001	11,884	12,609
Number of cities where 51job Weekly was published(2)	19	23	23

(1)	For the years ended December 31, 2004, 2005 and 2006.

(2)	As of December 31, 2004, 2005 and 2006.
     From our inception through 2005, increases in our estimated number of print advertising pages generally reflected our geographic expansion as well as further penetration of existing markets. Beginning in 2006, we have focused our efforts and resources on increasing penetration in existing cities. There is no direct correlation between the growth in the number of cities in which we operate and in the overall number of our print advertising pages.
     Online recruitment services — www.51job.com. We established our online recruitment website, www.51job.com, in 1999. Online recruitment advertisements appear in both Chinese and English on www.51job.com. These advertisements cover many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. Job seekers may search for positions based on a number of criteria, including city of employment, industry, job function, job title and job posting date. We regularly maintain and update our www.51job.com with job search, training and general career management content.
     We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 17.6 million user accounts established since the launch of our website in 1999 and more than 11.6 million resumés posted online as of March 31, 2007. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training and general career management and advisory content available on the website.
     We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers post advertisements solely online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a higher number of technology related positions than 51job Weekly as well as recruitment advertisements targeted at younger job seekers that are more likely to use the Internet. We generally update the advertisements on our website several times each hour, which allows employers to receive responses more rapidly than is generally possible using print advertisements. Employers also use our website as a marketing tool, placing advertising banners, trademarks, logos, website hyperlinks and other devices to promote their corporate image for a fee that varies depending on the size, graphics, placement and duration. We believe that certain employers view this image promotion as a significant means of attracting online job seekers to their recruitment advertisements on our website. As a result, we believe that our ability to offer these promotional formats is an important element in our ability to attract online recruitment advertising business, which generates a material portion of our revenues. However, in the event of any adverse change in the actual or perceived effectiveness of online image promotion, or online advertising in general, our online recruitment advertising business may be adversely affected. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.”
     Employers can use our eHire web-based platform to search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom and China Netcom.
     The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
Estimated unique employers using online recruitment services	39,317	56,599	74,950
     www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:
•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs and career development and other job related information.
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
     Executive search — eSearch. To meet employers’ recruitment needs, we supplement our recruitment advertising service with our eSearch executive search services. We conduct searches principally for employers seeking to fill mid-level professional, managerial and junior executive positions. We generally charge corporate clients a total assignment fee of up to 30% of the candidate’s annual compensation, including a minimum upfront retainer. We maintain a team of specialized executive search consultants whom we dedicate exclusively to providing this service, while working closely with our recruitment and other sales staff to cross-sell our products and develop client relationships. In addition, our search consultants can access our extensive online candidate resumé database which other search firms are restricted from using. Substantially all of our executive search assignments are engaged locally in China.
     Other human resource related services
     We conduct training seminars in business management, leadership, sales and marketing, human resource, negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide our seminars to the general public and on a customized, in-house basis for corporate clients. We license content and materials from third parties for some of the training courses we provide. We also enter into arrangements with certain trainers and lecturers that meet our knowledge, expertise and experience requirements. In addition to classroom-style seminars, we provide outdoor-based training exercises and programs for corporate clients to promote personal development, team building and communication. We believe that our training services build our brand awareness as a leading provider of integrated human resource services.
     We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. We currently provide business process outsourcing services to a small number of corporate clients with respect to social insurance and welfare payment processing, tracking compliance with local governmental employment regulations and payroll processing. We continue to build our outsourcing capability and expertise.

     We seek to develop business process outsourcing services as part of our strategy to become a “one-stop” solution to our clients. While the market for these services in China is currently limited compared to developed economies like the United States, we expect to further expand and develop these services as the market in China grows. We believe that there is significant future potential for these services as more companies in China become accustomed to using third parties to perform human resource administrative functions.
     We organize and host annual human resource conferences and events in many of our cities. These conferences and events include lectures, seminars, workshops and networking opportunities for human resource professionals. Although we do not generate significant revenues from hosting these conferences and events, this service provides us with exposure to, and interaction with, existing and prospective clients.
     We provide our monthly human resource trade magazine called Human Capital to clients on a subscription or complimentary basis. This magazine, which has been produced since August 2002, is targeted principally at corporate human resource personnel and contains articles, commentary, interviews and reports on human capital management topics.
     We also provide general and customized salary survey studies with analyses of compensation and benefits packages across various cities, industries and job positions. Human resource departments utilize this data to understand the market for compensation levels and to assist in their determination of compensation and benefits packages for employees and candidates.
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
Technology
     We design and update our website and develop our proprietary software entirely in-house. Our website is hosted by China Telecom and China Netcom, China’s principal telecommunications and Internet service providers. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our website, other than the advertisements and trademarks provided by our advertisers.
     We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. We update the advertisements on our website from our principal executive offices in Shanghai. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within several hours. Complimentary online postings for advertisements in 51job Weekly generally appear on www.51job.com within one to two days.
     From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or “hacking” and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Netcom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We are vulnerable to natural disasters and other calamities;” and “— We are dependent on our Internet service provider, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”
Competition
     We face significant competition in each of our markets with respect to each of our lines of business. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.”

     Print advertising
     51job Weekly is published in 23 cities across China as of March 31, 2007 and our core markets include Beijing, Guangzhou, Shanghai and Shenzhen. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section. Our competitors in our core markets include Beijing Evening News, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.
     Online recruitment services
     We experience intense competition in our online recruitment services businesses from dedicated online recruitment websites and websites affiliated with local job fair operators. With the exception of Zhaopin.com which has begun print advertising operations in some cities in China, we are not aware of any other online competitor that also operates a significant print advertising business. We view our principal existing online competitors to be ChinaHR.com, Cjol.com and Zhaopin.com, which are primarily dedicated online recruitment websites.
     None of the well established nationwide Internet portals, including NetEase.com, Sina.com, Sohu.com and Tom.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, following Monster Worldwide’s acquisition of an initial 40% stake in ChinaHR.com for US$50 million in February 2005, ChinaHR.com has been purported in public reports to be significantly increasing its sales and marketing activities in China. In September 2006, SEEK Limited, a provider of online recruitment and training services in Australia, acquired 25% of Zhaopin.com for approximately US$20 million and according to recent public reports, Zhaopin.com intends to increase its sales and marketing expenditures in 2007. As a result of these events, we could encounter significantly increased competition in some or all of our markets.
     Other services
     We believe that the competition for our other human resource related services, especially for executive search, training and business process outsourcing services, is largely fragmented and localized. The main competitors in our market for executive search services in China include entities such as Bó-Lè Associates, Ltd., Horton International, Hudson Highland Group, which is a spin-off from Monster Worldwide, and Sterling, each of which provides executive search services on a nationwide basis.
Customers
     Our customers consist of large multinational corporations, large national Chinese corporations and local Chinese enterprises of all sizes.
Sales and Marketing
     Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. We utilize such channels as direct marketing, event marketing, mass media advertising, online marketing, cross-marketing and media promotions to target three key groups:
•	employers with hiring needs;

•	job seekers; and

•	human resource departments with actual or potential outsourcing needs.
     Direct marketing. We target employers principally through direct marketing. As of December 31, 2006, we employed over 1,400 sales and account management representatives across our cities that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. We believe that direct marketing has been highly effective in attracting new customers. In addition, we believe that, by providing significant personal contact with potential clients, direct marketing enables us to understand the current and evolving needs of our existing and prospective customers and helps us develop new services and products.
     Event marketing. We organize customer events, such as recruiting workshops and product information seminars as well as networking social events, to provide our sales team an opportunity to personally interact with employers and understand their recruitment needs. To attract potential job seekers and build brand awareness, we offer complimentary copies of 51job Weekly at job fairs, at office buildings, in subway stations in select cities and in other public and commercial areas. We believe that offering complimentary copies of 51job Weekly to job seekers is also a highly effective means to cross-promote our www.51job.com website.
     Mass media advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise though various media, including television, radio, and outdoor advertising on billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.
     Online marketing. We utilize Internet advertising, such as banner advertisements, keyword and hyperlink purchases and paid listings, to promote our brand names. We also conduct and sponsor online promotion campaigns such as drawings, giveaways and contests to attract traffic and enhance the loyalty of job seekers to our website.
     Cross-marketing. We cross-market our brand names, services and products in 51job Weekly, on www.51job.com and in Human Capital. We also establish cross-marketing relationships with a variety of partners. We believe that we also benefit from recommendations and referrals by the large base of job seekers and employers who use 51job Weekly and www.51job.com.
     Media promotions. We produce surveys and analyses on job market trends and developments that are regularly featured and published in magazines, newspapers and on the Internet. We believe this exposure heightens our corporate profile and image among both employers and job seekers, and attracts interest and generates sales inquiries for our services.
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
     We have registered trademarks with the Trademark Office of the PRC State Administration for Industry and Commerce, including , 51job.com, , eHire, and eSearch. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.
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
Regulation
     Advertising agencies, human resource services firms and Internet content providers are subject to substantial regulation by the Chinese government. An “Internet content provider” is a commercial operator providing the delivery of Internet content. This section sets forth a summary of the most significant PRC regulations that affect the businesses and the industries in which we operate.
     In addition to laws and regulations that apply generally to advertising agencies, human resource firms and Internet content providers, special limitations apply to foreign ownership of businesses engaged in human resource and Internet content provider services in China.

Limitations on Foreign Ownership of Our Businesses
     Advertising
     The principal regulations governing foreign ownership of advertising companies in China include:
•	Foreign Investment Industrial Guidance Catalogue (2004); and

•	Regulations on Administration of Foreign Investment in Advertising Enterprises (2004).
     Beginning on December 10, 2005, foreign investors, individually or in the aggregate, are permitted to own 100% of the equity interest in an advertising company in the PRC subject to certain qualification requirements. However, for those advertising companies who provide online advertising service, foreign ownership restrictions on the Internet content provision business are still applicable.
     Human resource services companies
     The principal regulation governing ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the PRC Ministry of Personnel, the PRC Ministry of Commerce and the PRC State Administration for Industry and Commerce. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage to up to 70%.
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
     Recent changes in regulation
     In accordance with its commitments made in connection with the PRC’s entry into the World Trade Organization, or WTO, the PRC government has reduced the limitations on foreign investment in advertising businesses in China. Beginning in August 2006, foreign entities are allowed to own up to 70% of human resource companies. There are no laws or regulations setting forth any schedule for future relaxation of limitations in the human resource and Internet content businesses.
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
C. Organizational Structure
     Prior to the formation of our company, due to then existing PRC restrictions on the foreign ownership of advertising companies, our businesses were principally operated by two PRC entities, Beijing Run An Information Consultancy Co., Ltd., or Run An, and Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng. Run An and Qian Cheng were formed in 1997 and 1999, respectively, and both are controlled and owned by Tao Wang, a PRC citizen who is an executive of our company, and Michael Lei Feng, a PRC citizen who is our strategic advisor and a former executive officer. Run An’s original market research and insurance agency businesses, unrelated to our current operations, were discontinued in 1999. Run An began providing executive search services in 2000. Qian Cheng was established by Michael Lei Feng and Run An to provide advertising services.

     In January 2000, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was formed as a joint venture between Qian Cheng and 51net.com Inc., or 51net, a British Virgin Islands company established by Rick Yan and Norman Lui. Subsequently, Tech JV established a majority owned subsidiary, Shanghai Qianjin Advertising Co., Ltd., or AdCo, with Qian Cheng as the sole minority shareholder. AdCo in turn established several majority owned subsidiaries with Qian Cheng as the sole minority shareholder and a jointly owned entity with Tech JV called Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which we refer to collectively as the AdCo Subsidiaries. Prior to our May 2004 restructuring discussed below, 51net owned 99% of the equity interest in Tech JV. After Tech JV and its branches, AdCo and the AdCo Subsidiaries obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV and its branches, AdCo and the AdCo Subsidiaries over a period of time. This transfer was effected through the transfer of customers, employees and operations to these entities and did not involve a formal sale of assets or equity. Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches, AdCo and the AdCo Subsidiaries.
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
Our May 2004 Restructuring and Arrangements with Affiliated Entities
     The PRC government regulates foreign ownership in entities that provide advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership limitation was relaxed to permit foreign ownership of up to 70% of a PRC advertising entity, and beginning in December 2005, foreign investors are permitted to wholly own PRC advertising entities. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Since August 2006, foreign ownership in entities providing human resource related services has been limited to 70%. Tech JV obtained an online advertising license in May 2000 and a license to conduct human resource related services in September 2002. In addition, AdCo, an 80% owned subsidiary of Tech JV, obtained an advertising license in June 2001 and various AdCo branches and subsidiaries received additional advertising licenses as we expanded into new cities. Tech JV and its branches, AdCo and the AdCo Subsidiaries obtained these licenses in accordance with what we believe to be prescribed procedures under then applicable PRC regulations. Over a period of time, beginning when Tech JV and its branches, AdCo and the AdCo Subsidiaries acquired these licenses, we transferred the business and operations conducted by our affiliated entities to Tech JV and its branches, AdCo and the AdCo Subsidiaries. From 2002, Tech JV and its branches, AdCo and the AdCo Subsidiaries have conducted substantially all of our advertising and human resource related businesses.
     In May 2004, we engaged in a restructuring which, among other things, reduced our effective interest in Tech JV to 69.7%. In addition, Tao Wang and Michael Lei Feng formed Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, an affiliated entity in which we hold no equity interest. As part of our restructuring, RAL entered into a series of agreements with us that permit us to consolidate all of its financial results under FIN 46. As a result, we consolidate RAL and continue to consolidate Qian Cheng and Run An under our new structure.
     Our services are currently provided through the following group entities:
•	online recruitment services are provided by Tech JV, which does not act as an Internet content provider;

•	print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV;

•	human resource related services are provided by RAL and Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which hold licenses to provide human resource related services; and

•	Internet content provider services are provided by RAL through a contractual arrangement with Tech JV; RAL holds a license to act as an Internet content provider and operates our www.51job.com website.
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
     In addition, there remains uncertainty regarding whether foreign owned PRC entities, such as AdCo, were required to obtain special governmental approval in order to establish subsidiaries in the PRC or otherwise invest in PRC entities. Following the formation of the AdCo Subsidiaries, in connection with our restructuring we made inquiries with relevant PRC governmental authorities as to whether AdCo was required to obtain such approval before establishing the AdCo Subsidiaries. We have been unable to obtain any governmental ruling or advice on this matter. As a result, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of the AdCo Subsidiaries.
     We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of, and foreign participation in, human resource related services and Internet content provider services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.
Group Ownership Structure
     The chart on the next page sets forth our current ownership structure.

(1)	Does not include Wang Jin Information Technology (Shanghai) Co., Ltd., a wholly owned subsidiary of 51net established in the PRC with no current operations.

(2)	Includes the subsidiaries and branches of AdCo that conduct advertising businesses and Shanghai Cheng An Human Resources Co., Ltd., which provides outsourcing services.

(3)	Excludes Wuhan AdCo and Wang Cai AdCo, which are set out separately in the chart.

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
     Qian Cheng, Run An and RAL are each owned by Tao Wang and Michael Lei Feng. Qian Cheng is 87% owned by Michael Lei Feng and 13% owned by Run An. Run An is 87% owned by Tao Wang and 13% owned by Michael Lei Feng. RAL is 80% owned by Michael Lei Feng and 20% owned by Tao Wang. As a result of their ownership interest in Run An, Michael Lei Feng and Tao Wang effectively holds 89% and 11%, respectively, of the equity interest in Qian Cheng.
Description of the Material Group Entities
     51net
     51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks , 51job.com and under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the PRC State Administration for Industry and Commerce and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Our Intellectual Property Rights.”
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
     Qian Cheng
     Qian Cheng is our joint venture partner in Tech JV and holds a 30.3% effective equity interest in Tech JV. Qian Cheng is an affiliated entity in which we hold no equity interest. Qian Cheng was established by, and is wholly owned directly and indirectly by, Michael Lei Feng and Tao Wang. Qian Cheng holds a license issued by the Beijing Municipal Administration for Industry and Commerce to provide advertising services, including designing, producing and publishing advertisements for Chinese and multinational companies in China and contracting for advertising projects.
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

     AdCo and the AdCo Subsidiaries
     We provide print advertising services through Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s eight branch offices, AdCo’s seven majority owned subsidiaries and Wang Cai AdCo, a jointly owned subsidiary with Tech JV, or collectively, the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local Administrations for Industry and Commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.
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
     Wang Ju
     We provide human resource related services through Wang Ju. 51net HR and Run An own 70% and 30%, respectively, of the equity interest in Wang Ju. Because 51net HR is a Cayman Islands company, Wang Ju is deemed a foreign invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Wang Ju holds a permit issued by the Shanghai Bureau of Personnel, which allows it to provide certain human resource related services.
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
     Tech JV and RAL cooperation agreement. Tech JV and RAL have entered into a cooperation agreement under which RAL agrees to provide human resource related services to Tech JV’s customers and post human resource related information on its website www.51job.com, and Tech JV agrees to pay RAL an amount equal to the direct operating costs incurred by RAL, plus a 5% margin. In addition, Tech JV agrees to provide technical support to RAL in connection with its provision of human resource related services and the development, construction and maintenance of RAL’s website. The cooperation agreement has a term of ten years and may be extended with the consent of the parties.
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
D. Property, Plants and Equipment
     Our executive offices as well as our principal customer service, marketing, web operations and development facilities are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian, Zhengzhou and Hong Kong. As of the date of this annual report, we have leases for office space totaling approximately 15,577 square meters. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
     In April 2006, we completed the purchase of an office complex totaling approximately 12,600 square meters at No. 1387, Zhang Dong Road in Shanghai. The purchase price for the new premises was RMB113.7 million (US$14.6 million) and was funded through operating cash flows and existing capital resources. We completed the move of our national technology and online service center as well as our principal executive offices to the new office complex in September 2006.
     In July 2006, we completed the purchase of our former executive offices of approximately 1,615 square meters at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, for an aggregate consideration of RMB27.9 million (US$3.6 million). This location now serves as our downtown Shanghai sales office. We funded this purchase through operating cash flows and through our existing capital resources.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F.
A. Overview
     We believe that we are a leading provider of integrated human resource services in China. The primary driver of our financial results has been the increase in revenues from our print advertising and online recruitment services businesses. The increases in our revenues in 2004 and 2005 reflected greater customer penetration in our existing markets as well as expansion into new cities in China. In 2006, we slowed our new market entries and focused our resources on growing our customer base and increasing sales in existing cities.
     Our net income has increased each year since we became profitable in 2002 on a full-year basis. The increase in net income in 2004 reflected both our revenue growth as well as the reduction as a percentage of net revenues of our cost of services and operating expenses driven by improved economies of scale and operational efficiencies. Net income was relatively unchanged from 2004 to 2005 as our revenue growth and the decrease in cost of services as a percentage of net revenues were offset by higher operating expenses. The increase in net income in 2006 reflected the combination of revenue growth, lower cost of services as a percentage of net revenues and lower tax rates, which were partially offset by higher operating expenses.
Revenues
     Our total revenues in 2006 were RMB697.9 million (US$89.4 million), an increase of 17.2% from RMB595.6 million in 2005. The substantial majority of our revenues come from employers who purchase our 51job Weekly advertisements and www.51job.com recruitment services. The revenue growth we have achieved historically in our recruitment advertising businesses have been principally characterized by expansion in existing cities as well as our entry into new cities. Since January 2006, we have not established operations in a new city and have focused our resources and efforts on increasing customer penetration in existing cities. We believe that our revenue growth will continue to be driven by further development and liberalization of the Chinese economy and other macroeconomic factors, including the proliferation of new enterprises, increasing competition among companies for skilled and experienced workers, and growth in job openings in China. We believe these factors should lead to increased use and growing acceptance of recruitment advertising and other human resource services by employers in China. In addition, we believe that an increasingly skilled, educated and urbanized workforce in China will drive the demand for and utilization of our services.
     The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
Revenues:
Print advertising	62.7%	59.8%	55.8%
Online recruitment services	23.2	26.8	31.5
Executive search	5.2	4.4	2.9
Other human resource related services	8.9	9.0	9.8

Total revenues	100.0%	100.0%	100.0%

     The following table sets forth our revenue growth rates by business line for the periods indicated.

	2004	2005	2006
	compared to	compared to	compared to
	2003	2004	2005
Print advertising	64.6%	18.5%	9.3%
Online recruitment services	44.9	43.0	37.8
Executive search	58.2	5.6	(24.2)
Other human resource related services	137.9	24.8	28.2
Total revenues	63.6%	24.1%	17.2%

     Recruitment related revenues
     We generate recruitment related revenues from the fees that employers pay us for our 51job Weekly print advertising services and our www.51job.com online recruitment services as well as our eSearch executive search services. We believe that our print advertising and online recruitment services businesses present a significant potential for economies of scale and improvement in our profitability. As a result, we expect to continue to focus a substantial majority of management time, resources, and efforts on developing and expanding these businesses. We expect that we will continue to earn the substantial majority of our revenues and profits from our recruitment related services in the future.
     Print advertising revenues. Our print advertising revenues are generated from fees that we charge employers for placing recruitment and related advertisements in editions of 51job Weekly across our markets in China. We do not receive revenues from the sale of 51job Weekly. The print advertising contracts we enter into with employers are for single or multiple advertisements in one or more markets. In addition, these contracts as well as the time between the signing of a contract and the publishing of an advertisement in 51job Weekly are generally short-term in nature.
     The advertising rates that we charge vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. As we have increased our operations in existing markets as well as expanded into new cities, the number of employers who have used our print advertising services and the number of print advertising pages have grown. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge.
     We expect that the future growth for our print advertising business will be largely driven by increases in the volume of our print advertising pages as opposed to increases in average revenue per page. We believe that our penetration of the total potential market of employers for our print advertising business remains relatively low. As a result, our strategy for the print advertising business is focused on increasing the number of employers and print pages rather than increasing the prices that we charge.
     Our print advertising prices vary considerably between individual markets due to differences in local competitive environments, purchasing power and other conditions. Historically, the print advertising businesses in our individual markets have not been subject to significant or prolonged price competition. While the prices we charge for print advertising in each city have been generally stable, we have from time to time undertaken special promotions or sales campaigns in certain markets which impact our overall average revenue per page. In addition, differences in the relative growth rates in the individual markets affect our overall average revenue per page. Although the prices we charge in our individual markets may remain generally unchanged, we expect that faster growth in lower priced markets will reduce our overall average revenue per page.
     The growth experienced by our print advertising business has varied in recent years. We believe this growth has been affected by a number of factors including, but not limited to, changes in market demand for print advertising services in China, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. These factors, many of which are outside of our control, may continue to impact the growth and development of our print advertising business and may result in large growth rate fluctuations on a quarterly or annual basis. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We rely on our print advertising business to provide a significant majority of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.”
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
     Online recruitment services revenues. Our online recruitment services revenues are generated from fees we charge employers for placing recruitment and related advertisements on our www.51job.com website and for access to eHire through which our resumé download services and recruitment management tools are available. In addition, we generate online revenues for website design and hosting services that we provide to businesses that wish to maintain their own dedicated recruitment website. We do not charge job seekers for using www.51job.com.
     We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of online advertising as a recruitment medium in China and our effectiveness in growing the number of employers using our online recruitment services. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to attract print advertising customers to our online recruitment services, as well as new customers seeking the broader coverage offered by our integration of these two channels and reaching a wider audience of job seekers.
     We expect the future expansion of our online recruitment services revenues will be largely driven by higher numbers of unique employers using these services rather than increases in average revenue per unique employer. The prices we charge for online recruitment services have been generally unchanged and our overall average revenue per unique employer has been generally stable due to two offsetting trends. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. In addition, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which will also lead to a reduction in average revenue per unique employer. However, offsetting these factors that lower our average revenue per unique employer has been our ability to retain customers and migrate them over time to higher-priced products. In addition, as more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able sell them a package of multiple online recruitment services or extend the length of their membership period, which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, difficulties we may encounter in developing or launching higher priced services as well as offerings of similar services by competitors.
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
     Executive search revenues. Our eSearch executive search revenues are generated from fees and commissions paid by employers. We generally charge a total assignment fee of up to 30% of the candidate’s annual compensation, including a minimum upfront retainer. We offer executive search services as a part of our “one-stop” solution strategy to provide employers with a comprehensive suite of human resource services. We do not expect that this business will contribute significantly to our revenues in the foreseeable future and our ability to expand this business will depend on further acceptance of executive search by employers in China as an effective recruitment tool. As a result, as our recruitment advertising businesses expand, we expect that our executive search service revenues may continue to decline as a percentage of our overall revenues.
     Other human resource related revenues
     Revenues from our other human resource related services are principally generated from fees paid for attending our training seminars and industry conferences and for contracting our business processing outsourcing services as well as, to a lesser extent, for using our assessment services, salary survey studies and software product. We expect to continue to expand our training and outsourcing businesses and aim to develop additional human resource related services and products for our corporate clients. Although revenues from other human resource related services currently represent less than 10% of our total revenues, we believe that these services are an important component of our “one-stop” human resource solution strategy and enhance our reputation and image as a industry innovator.

     Growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase adoption of these types of products and services as well as a relaxation of government regulations in China. We believe the increase in our other human resource related revenues has been primarily driven by growing customer acceptance of these products and services, particularly our training and business process outsourcing services, as well as our sales and marketing efforts. As we believe these newer services and the overall human resource industry in China are in the early stages of development, we believe there may be significant market potential in the future but we are unable to quantify the size at this time.
Net revenues and business taxes
     Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2004, 2005 and 2006 and included as other income in our statement of operations. We cannot assure you if or when we will receive such financial incentives in the future.
Costs
     We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.
     The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
Cost of services	(49.2%)	(47.9%)	(44.6%)
Total operating expenses	(30.9%)	(38.4%)	(38.0%)
     Our cost of services declined as a percentage of our net revenues from 2004 to 2006. We believe this has been primarily driven by our ability to improve operating leverage and increase economies of scale, particularly in our print advertising and online recruitment services businesses. As we have expanded our operations and enlarged our infrastructure, we believe that we have also been able to attract new corporate clients and to increase cross-selling opportunities with existing customers across our various markets. This has allowed us to achieve greater economies of scale as we have realized a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs. The higher growth and revenue contribution of the online business relative to our other businesses has improved our overall operating efficiency. We believe that our online recruitment services business will achieve higher profit margins than our other recruitment related businesses in the longer term.
     We believe that our operating expenses increased as a percentage of our net revenues from 2004 to 2005 due to expansion of our sales force, higher marketing expenses and greater general administrative expenses following our becoming a public company in September 2004. In 2006, our operating expenses declined slightly as a percentage of our net revenues compared to the prior year as operating leverage was largely offset by higher share-based compensation expenses. Although we expect to increase spending on sales and marketing activities and product development in order to expand our operations, we aim to decrease our cost of services and total operating expenses as a percentage of our net revenues in the longer term through economies of scale and improved operating efficiencies. However, significant uncertainties may impact our ability to do so and we cannot assure you that we will be able to decrease these costs as a percentage of our net revenues.
     Cost of services
     Our cost of services primarily includes printing related expenses, employee compensation and depreciation. Printing related costs, which principally consist of printing, publishing and distribution expenses that we pay to our newspaper contractors, represent the majority of our cost of services. Our printing related costs are characterized by both fixed and variable components. In addition, these costs have tended not to increase or decrease proportionately to increases or decreases in our print advertising revenues. As a result, we have been able to grow our print advertising businesses while incurring lower printing related costs relative to our print advertising revenues. We aim to lower our printing related costs as a percentage of print advertising revenues and we continuously seek opportunities to secure more favorable terms with local newspaper contractors, which may result in changes in our newspaper contractors. In addition, to a significant extent, we have been able to leverage our existing infrastructure to grow our online recruitment services revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. The majority of our employee compensation, depreciation and other costs of services are largely shared across our various business lines.
     Operating expenses
     Our operating expenses include sales and marketing expenses and general and administrative expenses.
     The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
Operating expenses:
Sales and marketing	(15.1%)	(20.5%)	(20.7%)
General and administrative	(15.8)	(17.9)	(17.3)

Total operating expenses	(30.9%)	(38.4%)	(38.0%)

     Our sales and marketing expenses primarily include salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. In addition, we receive marketing support for 51job Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.
     Our general and administrative expenses primarily include employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. General and administrative expenses increased from 2004 to 2005 due to our expansion into new markets and the overall growth of our operations. In addition, following our initial public offering in September 2004, we have incurred additional general and administrative expenses due to the various additional legal, accounting and other requirements applicable to operating as a public company listed in the United States. Our general and administrative expenses declined moderately from 2005 to 2006 as improved operating efficiencies were largely offset by higher share-based compensation expenses under the adoption of a new accounting policy. We aim to continue to lower our general and administrative expenses as a percentage of net revenues in the longer term but due to significant uncertainties, we cannot assure you of our ability to do so.
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
     In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” foreign-invested enterprises that are incorporated in China are generally subject to enterprise income tax, or EIT, at a rate of 33%. As opposed to our business taxes which is based on our total revenues and which is discussed above in “— Revenues — Net revenues and business taxes,” EIT is a separate tax based on our taxable income. Under prior rules, newly organized PRC entities conducting advertising businesses were entitled to elect a tax exemption for their first two years of operation and could carry forward tax losses incurred, if any, during this two-year period to future periods subject to government approval. A number of our AdCo Subsidiaries have received the two-year tax exemption treatment. Upon the expiration of their tax exemptions with the exception of AdCo’s subsidiary in Shenzhen and Wang Cai AdCo’s subsidiaries in Shanghai and Shenzhen, each of which has obtained a preferential tax rate of 15%, the other AdCo Subsidiaries will be taxed at the statutory tax rate, currently 33%. The majority of these exemptions expired in 2004 and 2005, which caused our effective tax rate to be significantly higher in these years. In addition, so long as we continue to recognize share-based compensation expense and losses from foreign currency translation in future periods, our effective tax rate may exceed the statutory tax rate as a result of such expense, since share-based compensation and losses from foreign currency translation are not deductible for PRC tax purposes. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our business expands, we have established new entities from time to time which, depending on applicable law, may be entitled to certain tax incentives, including tax exemptions. We obtained new tax exemptions for some subsidiaries of Wang Cai AdCo which contributed to our lower overall effective tax rate in 2006 and these exemptions will expire in 2007. We intend to continue to explore opportunities to take advantage of available tax incentives. In addition, some of our PRC subsidiaries and affiliated entities have accumulated tax loss carryforwards that have not previously been recognized as deferred tax assets because there was significant uncertainty as to whether we would be able to realize the benefit from those loss carryforwards. To the extent permitted by PRC tax rules, we may undertake further reorganizations or transactions among our subsidiaries and affiliated entities or with third parties to utilize some or all of these tax loss carryforwards before they expire, or qualify for additional tax benefits.
     In late 2006, our foreign-invested Chinese subsidiary, Tech JV, obtained approval from the tax bureau of Pudong New District for a preferential EIT rate of 15% in Shanghai. Other branches of Tech JV have been granted a preferential EIT rate of 30%.
     On March 16, 2007, the Chinese parliament passed a new tax law which applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the new tax law is promulgated and are entitled to preferential tax rates under existing tax laws and regulations, the new tax law has granted a grace period of up to five years for these enterprises to gradually transition from their current preferential tax rates to the standard rate of 25%. If we are unable to maintain existing preferential tax statuses, we may face higher effective income tax rates. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If certain tax exemptions and preferential tax treatments we currently possess become unavailable in China, our effective income tax rate would increase.”
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
     We had deferred tax assets of RMB7.8 million as of December 31, 2004, RMB6.3 million as of December 31, 2005, and RMB4.9 million (US$0.6 million) as of December 31, 2006.
     As of December 31, 2004, 2005 and 2006, we recognized aggregate valuation allowances of RMB7.1 million, RMB5.8 million and RMB7.8 million (US$1.0 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.
     Share-based compensation
     Prior to January 1, 2006, we accounted for share-based compensation arrangements under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. In general, compensation cost under APB No. 25 was recognized based on the difference, if any, between the estimated fair value or market value of our common shares and the amount an employee was required to pay to acquire the shares, as determined on the date the option was granted. Compensation cost, if any, was recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation was amortized and charged to expense based on the vesting terms of the underlying options.
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
     We recognized share-based compensation in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in share-based compensation expense of RMB20.5 million in 2004 and RMB14.6 million in 2005.
     Beginning on January 1, 2006, we have accounted for share-based compensation arrangements under Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires companies to expense the value of employee stock options and similar awards. Under SFAS No. 123R, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We have selected the modified prospective method as the transitional method, under which the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123 be charged to expense without any change in previously calculated measurement. We recognized share-based compensation expense of RMB28.5 million (US$3.7 million) in 2006.
     Under SFAS No. 123R, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility and the pre-vesting option forfeiture rate. Our assumption for expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatilities of the market price of our ADSs. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock options that are granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

     See note 2(m) to our consolidated financial statements included elsewhere in this annual report for further discussion of stock-based compensation under SFAS No. 123R. The guidance provided in SFAS No. 123R and Staff Accounting Bulletin No. 107, or SAB No. 107, is relatively new and may be subject to further interpretation and refinement over time. The adoption of SFAS No. 123R increased our share-based compensation expense in our consolidated statement of operations in 2006 and we expect the implementation of SFAS No. 123R may continue to adversely affect our earnings in the future.
     Basis for consolidation and our relationships with our affiliated variable interest entities
     We consolidate 100% of the interests of all of our subsidiaries and affiliated entities.
     Historically, certain of our operations were conducted by two affiliated entities, Run An and Qian Cheng, in which we have not held any equity interest. These entities were, and continue to be, wholly owned, directly and indirectly, by Tao Wang, a PRC national and one of our executive officers, and Michael Lei Feng, our strategic advisor and a former executive officer. We entered into contractual arrangements with these two entities under which we bore all of their economic risk and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Run An and Qian Cheng under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46.
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
     In connection with our restructuring in May 2004, we terminated or modified the agreements referred to above and entered into new agreements with these entities and RAL, a new entity formed by Tao Wang and Michael Lei Feng. We bear all of the economic risks and receive all of the economic rewards of these entities under these agreements. Consequently, we have consolidated the interests of RAL and continue to consolidate the interests of Run An and Qian Cheng under FIN 46. In the opinion of Jun He Law Offices, our PRC legal counsel, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
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
     Long-lived assets
     Our accounting for long-lived assets, including property and equipment, is described in note 2(g) to our consolidated financial statements included elsewhere in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future cash flows attributable to them. During each of the years ended December 31, 2004 and 2005, we did not record any impairment charges. In 2006, we recorded an impairment charge associated with office equipment in the amount of RMB48,966 (US$6,274). If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.
Results of Operations
     The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2004		2005		2006
	RMB	%	RMB	%	RMB	%
Revenues:
Print advertising	300,651,791	65.9	356,284,649	63.4	389,534,921	59.0
Online recruitment services	111,508,533	24.4	159,494,922	28.4	219,793,658	33.3
Executive search	24,907,914	5.5	26,306,740	4.7	19,937,806	3.0
Other human resource related revenues	42,875,597	9.4	53,507,789	9.5	68,586,465	10.4

Total revenues	479,943,835	105.2	595,594,100	106.0	697,852,850	105.8
Less: Business and related tax	(23,823,953)	(5.2)	(33,567,880)	(6.0)	(38,009,619)	(5.8)

Net revenues	456,119,882	100.0	562,026,220	100.0	659,843,231	100.0

Cost of services	(224,606,635)	(49.2)	(269,328,384)	(47.9)	(294,068,613)	(44.6)

Gross profit	231,513,247	50.8	292,697,836	52.1	365,774,618	55.4

Operating expenses:
Sales and marketing	(69,028,818)	(15.1)	(115,094,797)	(20.5)	(136,770,315)	(20.7)
General and administrative	(72,096,009)	(15.8)	(100,614,382)	(17.9)	(114,321,711)	(17.3)

Total operating expenses	(141,124,827)	(30.9)	(215,709,179)	(38.4)	(251,092,026)	(38.0)

Income from operations	90,388,420	19.8	76,988,657	13.7	114,682,592	17.4
Loss from foreign currency translation	(2,158)	(0.0)	(11,320,194)	(2.0)	(9,440,242)	(1.4)
Interest and investment income	2,846,422	0.6	20,385,151	3.6	20,744,357	3.1
Other income	1,968,532	0.4	5,313,723	1.0	1,914,281	0.3

Income before income tax provision	95,201,216	20.9	91,367,337	16.3	127,900,988	19.4
Income tax expense	(34,058,184)	(7.5)	(29,945,033)	(5.4)	(28,559,639)	(4.3)

Net income	61,143,032	13.4	61,422,304	10.9	99,341,349	15.1

Other Financial Information:
Share-based compensation expense:
Included in cost of services	(1,811,496)	(0.4)	(1,479,841)	(0.3)	(4,620,675)	(0.7)
Included in operating expenses:
Sales and marketing	(1,757,722)	(0.4)	(1,438,083)	(0.3)	(3,972,118)	(0.6)
General and administrative	(16,920,516)	(3.7)	(11,635,397)	(2.1)	(19,926,274)	(3.0)
     2006 compared to 2005
     Total revenues. Our total revenues increased 17.2% to RMB697.9 million (US$89.4 million) in 2006 from RMB595.6 million in 2005. This increase was primarily driven by growth in our print advertising revenues and our online recruitment services revenues, which was partially offset by a decrease in our executive search revenues. We derived our total revenues from:
•	Print advertising. Our print advertising revenues increased 9.3% to RMB389.5 million (US$49.9 million) in 2006 from RMB356.3 million in 2005. This growth was primarily due to a greater volume of print advertisements in our editions of 51job Weekly, which reflected increased penetration in existing markets and our sales and marketing efforts, as well as higher overall average revenue per page. We estimate that the number of print advertising pages increased 6.1% to 12,609 in 2006 from 11,884 in 2005. Our overall average revenue per page rose approximately 3.0% over 2005 as a result of modest price increases we made for certain print advertisement products in some cities in late 2005. The local prices we charge for print advertising in each city vary significantly across our markets and our overall average revenue per page may fluctuate from period to period depending on the revenue contribution from these markets. We may also adjust our sales policy on promotions and discounts in our cities from time to time, which may lower average revenue per page. In addition, we estimate that as revenue contribution from our newer, lower priced markets increase, our average revenue per page may decrease over time.

•	Online recruitment services. Our online recruitment services revenues increased 37.8% to RMB219.8 million (US$28.2 million) in 2006 from RMB159.5 million in 2005. This increase was primarily the result of significant growth in the number of unique employers using our online recruitment services complemented by a modest increase in our average revenue per unique employer. We estimate that the number of unique employers increased 32.4% to 74,950 in 2006 from 56,599 in 2005, mainly due to our greater sales and marketing efforts and increased customer acceptance of the Internet as a channel for recruitment advertising. Our average revenue per unique employer in 2006 increased 4.1% from 2005. Although the prices we charge for our online recruitment services were generally unchanged in 2006, the greater number of customers purchasing multiple online recruitment services and the migration of customers to higher priced products, both factors which would increase our average revenue per unique employer, more than offset the increase in new online customers, who generally purchase basic, lower priced recruitment advertisements which drive a decline in our average revenue per unique employer.

•	Executive search. Our executive search revenues decreased 24.2% to RMB19.9 million (US$2.6 million) in 2006 from RMB26.3 million in 2005 due to fewer candidate assignments and case closings.

•	Other human resource related revenues. Our revenues from other human resource related services increased 28.2% to RMB68.6 million (US$8.8 million) in 2006 from RMB53.5 million in 2005. This increase was primarily driven by growth in sales of training and outsourcing services. Training revenues grew as a result of an increase in the number of public and in-house seminars we conducted in 2006. In addition, we believe the increase in revenues from our human resource outsourcing business reflected growing customer acceptance and demand for these services as well as our sales and marketing efforts.
     Net revenues. Our net revenues increased 17.4% to RMB659.8 million (US$84.6 million) in 2006 from RMB562.0 million in 2005. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB38.0 million (US$4.9 million) in 2006 and RMB33.6 million in 2005.
     Cost of services. Our cost of services increased 9.2% to RMB294.1 million (US$37.7 million) in 2006 from RMB269.3 million in 2005. This increase was primarily attributable to higher employee compensation expense due to salary increases and the hiring of additional staff to service our growing customer base. In addition, we incurred higher printing related expenses associated with our 51job Weekly operations as well as an increase in page volumes. Our cost of services in 2006 also included an increase in share-based compensation expense to RMB4.6 million (US$0.6 million) from RMB1.5 million in 2005 due to the adoption of SFAS No. 123R. Our cost of services declined as a percentage of revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.
     Gross profit. As a result of the above factors, our gross profit increased 25.0% to RMB365.8 million (US$46.9 million) in 2006 from RMB292.7 million in 2005. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 55.4% in 2006 compared to 52.1% in 2005.
     Operating expenses. Our total operating expenses increased 16.4% to RMB251.1 million (US$32.2 million) in 2006 from RMB215.7 million in 2005. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:
•	Sales and marketing expenses. Our sales and marketing expenses increased 18.8% to RMB136.8 million (US$17.5 million) in 2006 from RMB115.1 million in 2005. This increase was primarily due to increases in commissions and bonuses paid to sales personnel, the hiring of additional sales and marketing staff, increases in employee salaries and benefits, increases in marketing and promotional expenses, and the addition of a new sales office in Tianjin in 2006. We calculate commissions based on a percentage of total revenues generated by a salesperson. In addition, we pay bonuses to account executives for achieving and exceeding certain sales targets and goals. Our total advertising and promotion expenses in 2006 decreased 11.1% to RMB19.0 million (US$2.4 million) from RMB21.4 million in 2005 due to lower advertising expenses which were partially offset by higher promotion expenses from conducting a greater number of promotional events and other brand awareness activities. Our sales and marketing expenses in 2006 also included an increase in share-based compensation expense to RMB4.0 million (US$0.5 million) from RMB1.4 million in 2005 due to the adoption of SFAS No. 123R.

•	General and administrative expenses. Our general and administrative expenses increased 13.6% to RMB114.3 million (US$14.6 million) in 2006 from RMB100.6 million in 2005. This increase was primarily due to higher share-based compensation expense, hiring of additional office staff, higher employee salaries and bonuses, higher professional services fees, and costs associated with our purchase of office facilities in Shanghai, including greater depreciation expenses, moving and renovation expenses, and office management fees. Our general and administrative expenses in 2006 included a 71.3% increase in share-based compensation expense to RMB19.9 million (US$2.6 million) from RMB11.6 million in 2005 due to the adoption of SFAS No. 123R.
     Loss from foreign currency translation. We recognized a loss of RMB9.4 million (US$1.2 million) in 2006 compared with a loss of RMB11.3 million in 2005 due to the appreciation of the Renminbi against the U.S. dollar.
     Interest and investment income. Our interest and investment income increased 1.8% to RMB20.7 million (US$2.7 million) in 2006 from RMB20.4 million in 2005 due to a higher interest rate environment.
     Income tax expense. We recorded an income tax expense of RMB28.6 million (US$3.7 million) in 2006 compared to RMB29.9 million in 2005. Our effective tax rate decreased to 22.3% in 2006 from 32.8% in 2005. The decrease was primarily due to certain tax exemptions and preferential tax approvals obtained for some of our entities in China.
     Net income. As a result of the above factors, our net income increased 61.7% to RMB99.3 million (US$12.7 million) in 2006 from RMB61.4 million in 2005.
     2005 compared to 2004
     Total revenues. Our total revenues increased 24.1% to RMB595.6 million in 2005 from RMB479.9 million in 2004. This increase was primarily driven by growth in our print advertising revenues and our online recruitment services revenues. We derived our total revenues from:
•	Print advertising. Our print advertising revenues increased 18.5% to RMB356.3 million in 2005 from RMB300.7 million in 2004. This increase was primarily due to a higher number of recruitment advertisements placed in our editions of 51job Weekly as we entered into four new markets in 2005 and increased our penetration of our existing markets. We estimate that the number of print advertising pages increased 32.0% to 11,884 in 2005 from 9,001 in 2004. The increase in revenues from higher advertisement volumes was partially offset by a decline in our overall average revenue per page. Our overall average revenue per page declined principally as a result of an increase in revenue contribution from certain markets in which local prices were lower than our average.

•	Online recruitment services. Our online recruitment services revenues increased 43.0% to RMB159.5 million in 2005 from RMB111.5 million in 2004. This increase was mainly attributable to substantial growth in the number of unique employers using our online recruitment services. We estimate that the number of unique employers increased 44.0% to 56,599 in 2005 from 39,317 in 2004. This growth primarily consisted of an increase in employers placing recruitment advertisements on www.51job.com and, to a lesser extent, reflected an increase in the use of our eHire web-based online resumé and recruitment management platform. Our average revenue per unique employer in 2005 was relatively unchanged from the level in 2004 as many first-time customers who generally purchase discounted introductory and promotional online recruitment services packages were offset by customers who purchased multiple online services or higher priced products.

•	Executive search. Our executive search revenues increased 5.6% to RMB26.3 million in 2005 from RMB24.9 million in 2004, primarily as a result of greater sales efforts.

•	Other human resource related revenues. Our revenues from other human resource related services increased 24.8% to RMB53.5 million in 2005 from RMB42.9 million in 2004. This increase was primarily attributable to an increase in training revenues as we conducted a greater number of seminars and courses. In addition, we believe the increase reflected growing customer acceptance of new services, particularly our business process outsourcing services. In November 2004, we discontinued the sale of stationery and offices supplies to our business customers which contributed revenues of RMB2.2 million in 2005 and RMB12.7 million in 2004.
     Net revenues. Our net revenues increased 23.2% to RMB562.0 million in 2005 from RMB456.1 million in 2004. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB33.6 million in 2005 and RMB23.8 million in 2004.

     Cost of services. Our cost of services increased 19.9% to RMB269.3 million in 2005 from RMB224.6 million in 2004. The majority of this increase was a result of higher printing related expenses associated with the expansion of 51job Weekly into four new cities in 2005 as well as greater page volumes in existing markets. In addition, our employee compensation expense increased principally as a result of new staff additions to support our growing operations. Our cost of services in 2005 also included share-based compensation expense of approximately RMB1.5 million, a decrease from RMB1.8 million in 2004.
     Gross profit. As a result of the above factors, our gross profit increased 26.4% to RMB292.7 million in 2005 from RMB231.5 million in 2004. Our gross profit margin was 52.1% in 2005 compared to 50.8% in 2004.
     Operating expenses. Our total operating expenses increased 52.9% to RMB215.7 million in 2005 from RMB141.1 million in 2004. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:
•	Sales and marketing expenses. Our sales and marketing expenses increased 66.7% to RMB115.1 million in 2005 from RMB69.0 million in 2004. This increase was due to the expansion of our sales and marketing staff, increases in commissions paid to sales personnel, increases in advertising and promotional expenses, and the addition of four new sales offices in Changchun, Suzhou, Fuzhou and Zhengzhou in 2005. Our advertising and promotion expenses in 2005 increased 72.7% to RMB21.4 million from RMB12.4 million in 2004 due to a greater number of promotional events and other activities principally in connection with our expansion into new markets, and also in connection with a national television advertising campaign we conducted in early 2005. Our sales and marketing expenses in 2005 also included share-based compensation expense of RMB1.4 million compared with RMB1.8 million in 2004.

•	General and administrative expenses. Our general and administrative expenses increased 39.6% to RMB100.6 million in 2005 from RMB72.1 million in 2004. Although a decrease in share-based compensation expense partially offset the growth, this increase was primarily due to greater costs incurred in connection with operating as a public company, higher professional services expenses, and costs associated with the opening of four new offices opened in 2005, including rent, the hiring of new personnel and the purchase of office equipment. Contributing also to the increase was compensation to additional office staff and depreciation and amortization. Our general and administrative expenses in 2005 included a decrease in share-based compensation expense to RMB11.6 million from RMB16.9 million in 2004.
     Loss from foreign currency translation. We recognized a loss of RMB11.3 million from foreign currency translation in 2005 as a result of a change in PRC foreign exchange policy and a revaluation of the Renminbi in July 2005. For more information about China’s foreign exchange policy, see “Item 10. — Additional Information — Exchange Controls.”
     Interest and investment income. Our interest and investment income increased 616% to RMB20.4 million in 2005 from RMB2.8 million in 2004 due to higher average balances in our interest bearing bank deposits and higher interest rates.
     Income tax expense. We recorded an income tax expense of RMB29.9 million in 2005 compared to RMB34.1 million in 2004.
     Net income. As a result of the above factors, our net income increased 0.5% to RMB61.4 million in 2005 from RMB61.1 million in 2004.
     Unaudited Quarterly Results of Operations
     We have presented our unaudited quarterly results of operations for the four fiscal quarters of 2006. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented. Because the recruitment advertising and human resource industries in China are new and rapidly evolving, and because our business is also relatively new, operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

     The following table presents our unaudited quarterly results of operations for 2006:

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006
	RMB	RMB	RMB	RMB
Revenues:
Print advertising	106,655,304	97,061,127	98,399,311	87,419,178
Online recruitment services	48,526,777	55,059,451	57,591,608	58,615,822
Executive search	5,050,135	4,549,848	4,887,422	5,450,401
Other human resource related revenues	12,309,018	16,692,897	19,959,081	19,625,471

Total revenues	172,541,234	173,363,323	180,837,422	171,110,872

Net revenues	162,816,444	163,988,492	170,849,399	162,188,897
Cost of services	(72,727,133)	(72,184,698)	(74,847,284)	(74,309,498)

Gross profit	90,089,311	91,803,794	96,002,115	87,879,399

Operating expenses:
Sales and marketing	(28,608,989)	(31,401,232)	(35,539,657)	(41,220,437)
General and administrative	(27,465,897)	(30,997,664)	(29,639,979)	(26,218,171)

Total operating expenses	(56,074,886)	(62,398,896)	(65,179,636)	(67,438,608)

Income from operations	34,014,425	29,404,898	30,822,479	20,440,791
Income before income tax provision	36,886,222	33,244,946	34,026,516	23,743,304

Income tax expense	(10,385,590)	(7,279,781)	(6,945,105)	(3,949,162)

Net income	26,500,632	25,965,165	27,081,411	19,794,142

Other Financial Information:
Share-based compensation expense:
Included in cost of services	(947,028)	(1,279,327)	(1,193,812)	(1,200,508)
Included in operating expenses:
Sales and marketing	(814,103)	(1,099,762)	(1,026,250)	(1,032,003)
General and administrative	(4,149,829)	(5,605,952)	(5,231,229)	(4,939,264)
B. Liquidity and Capital Resources
     We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
Liquidity
     Our liquidity has been principally affected by our significant increases in net cash from operating activities and from our initial public offering in 2004 as well as our repurchases of ADSs in the open market in 2005 and our purchases of property, equipment and software.
     The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
Net cash provided by operating activities	105,812,412	122,025,929	185,229,227	23,734,861
Net cash used in investing activities	(13,804,765)	(54,391,335)	(144,402,140)	(18,503,369)
Net cash provided by (used in) financing activities	640,964,309	(74,097,969)	6,099,209	781,539
Net increase (decrease) in cash	733,208,100	(17,659,122)	38,064,704	4,877,526
     Cash flows from operating activities. Net cash provided by operating activities in 2004 was RMB105.8 million and was primarily comprised of RMB61.1 million in net income, which increased due to growth in our print advertising and our online recruitment services revenues. In addition, net cash provided by operating activities included RMB20.5 million in share-based compensation and RMB7.2 million in depreciation as well as an increase of RMB24.6 million in taxes payable and an increase of RMB10.4 million in other payables and accruals.

     Our net cash provided by operating activities in 2005 increased to RMB122.0 million and consisted of RMB61.4 million in net income. The increase also included RMB14.6 million in share-based compensation, RMB13.1 million in depreciation and RMB11.3 million in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB22.8 million in advances from customers, an increase of RMB7.6 million in salary and employee related accrual, a decrease of RMB8.6 million in prepayments and other current assets, and a decrease of RMB7.4 million in taxes payable.
     Our net cash provided by operating activities in 2006 increased to RMB185.2 million (US$23.7 million) and consisted of RMB99.3 million (US$12.7 million) in net income, which increased primarily due to higher revenues generated by our online recruitment services and print advertising businesses as well as a lower effective tax rate. The increase in net cash provided by operating activities also included RMB28.5 million (US$3.7 million) in share-based compensation, RMB15.9 million (US$2.0 million) in depreciation and RMB9.4 million (US$1.2 million) in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB17.3 million (US$2.2 million) in advances from customers and an increase of RMB7.3 million (US$0.9 million) in salary and employee related accrual.
     Cash flows from investing activities. Our net cash used in investing activities from 2004 to 2006 reflected purchases of property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses and the opening of new offices. We established three new offices in 2004, four new offices in 2005 and one new office in 2006. In 2004, our net cash used in investing activities included RMB635.5 million of cash proceeds from our initial public offering in interest bearing bank deposits. In 2005, we made installment payments totaling RMB22.8 million toward our purchase of an office complex in Shanghai’s Zhangjiang area. In 2006, we paid the remaining balance of RMB91.0 million (US$11.7 million) to complete the purchase of our principal executive offices in Zhangjiang and purchased our former executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which serves as our downtown Shanghai sales office, for RMB27.9 million (US$3.6 million).
     Cash flows from financing activities. Our net cash from financing activities has been primarily affected by our initial public offering in 2004. Our net cash provided by financing activities in 2004 consisted of net proceeds of RMB635.5 million from the sale of 6,037,500 ADSs in our initial public offering and RMB5.5 million proceeds from the exercise of warrants to purchase Series A preference shares by one of our principal shareholders and from the exercise of options by certain directors and officers. In 2005, our net cash used in financing activities consisted of our repurchase of 686,438 ADSs in the open market for an aggregate consideration of RMB75.6 million, which was partially offset by the exercise of options by employees and certain directors and officers. In 2006, our net cash provided by financing activities consisted of the exercise of options by employees and certain directors and officers.
Capital resources
     We have financed our operations primarily through cash flows from operating activities as well as equity investments by certain of our founders and current shareholders. To date, we have not financed our operations through significant borrowings, and as of December 31, 2006, we had no material debt obligations outstanding to unrelated parties.
     Our external financing has consisted primarily of the proceeds from our initial public offering. In October 2004, we raised net proceeds of RMB635.5 million from the sale of 6,037,500 ADSs in our initial public offering.
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
     In April 2006, we completed the purchase of a new office complex in Shanghai’s Zhangjiang area for an aggregate consideration of RMB113.7 million (US$14.6 million). In addition, in July 2006, we completed the purchase of our former principal executive offices at 21st floor, Wen Xin Plaza, 755 Wei Hai Road, which now serves as our downtown Shanghai sales office, for an aggregate consideration of RMB27.9 million (US$3.6 million). For a discussion of our capital expenditures, see “Item 4. — Information on the Company — History and Development of the Company.”
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
C. Research and Development
     We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2004, 2005 or 2006. For more information on our technology operations, see “Item 4 — Information on the Company — Business Overview — Technology.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
     The following table sets forth our future minimum payments with respect to non-cancelable agreements as of December 31, 2006:

				Capital
	Operating Lease Commitments			Commitments
	Publication	Office		Office
	fees	premises	Others	equipment	Total
	RMB	RMB	RMB	RMB	RMB
Less than one year	73,638,678	11,437,006	8,263,476	827,177	94,166,337
1-3 years	10,214,334	16,372,359	9,798,381	—	36,385,074
3-5 years	1,490,000	6,166,516	88,667	—	7,745,183
More than 5 years	1,080,000	24,346,307	1,521,000	—	26,947,307

Total	86,423,012	58,322,188	19,671,524	827,177	165,243,901

     Our publication fees and office lease agreements are generally for a term of two years. We expect to renew substantially all of these agreements as they expire, although we cannot predict the terms and conditions of such renewals.
     Rental expenses incurred under operating leases were RMB13.9 million in 2004, RMB28.7 million in 2005 and RMB29.9 million (US$3.8 million) in 2006.
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
Recent Accounting Pronouncements
     In June 2006, the FASB ratified the Emerging Issues Task Forces’ Issue No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” or EITF No. 06-03. EITF No. 06-03 requires us to disclose how we account for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF No. 06-03 became effective for us starting January 1, 2007. The adoption of EITF No. 06-03 did not have a material effect on our financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize and disclose in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not have a material effect on our financial statements.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for us starting January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 157, but we do not believe it will have a material effect on our financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for us starting January 1, 2008. We are currently evaluating the impact of adopting SFAS No. 159, but we do not believe it will have a material effect on our financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The names of our current directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	77	Chairman of the board and independent director
Rick Yan	44	Director, chief executive officer, president and secretary
David K. Chao(1) (2) (3)	40	Independent director
Hiroyuki Honda(4)	46	Non-executive director
Shan Li(1) (3).	43	Independent director
Kathleen Chien	37	Chief financial officer and senior vice president
David Weimin Jin	37	Senior vice president
Norman Lui	36	Vice president
Tao Wang	44	Vice president
Jones Haijun Yu	34	Vice president

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

(4)	Pursuant to the share purchase agreement between Recruit and the selling shareholders, each of the selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Mr. Hiroyuki Honda, Recruit’s nominee, was elected to our board of directors on July 28, 2006.
     There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
     Donald L. Lucas is the chairman of the board of directors of our company. Mr. Lucas has been an independent director of our company since 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Vimicro International Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.
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
     David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of one of the largest mobile virtual network operators in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. He also serves on the board of directors of Legend Capital and Spansion, Inc.

     Hiroyuki Honda is a director of our company. Mr. Honda became a director of our company in July 2006. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984. He is a senior vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of the Corporate Planning Office and Business Development Office. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation and Yahoo! Japan Corporation. In over two decades at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and led Recruit’s human resource related business group.
     Shan Li is a director of our company. Mr. Li has been an independent director of our company since 2004. Mr. Li holds a Bachelor of Science degree in Management Information Systems from Qinghua University, a Master’s degree in Economics from the University of California at Davis and a Ph.D. in Economics from the Massachusetts Institute of Technology. Mr. Li is a founding partner of San Shan Limited Partners, a private equity firm. Mr. Li is a veteran of the banking industry, having held various executive positions with Bank of China International Holdings, Goldman Sachs, Lehman Brothers, Credit Suisse First Boston and China Development Bank.
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
     David Weimin Jin is a senior vice president of our company. Mr. Jin joined our company in 2000. He received a Bachelor of Science degree in Engineering from Xidian University. Prior to joining our company, Mr. Jin held sales management positions in large multinational companies in Xian, including three years at Shell (China) Limited and one year with Colgate-Palmolive Co., Ltd.
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
B. Compensation
Compensation of Directors and Executive Officers
     In April 2004, we approved an annual director’s fee of US$15,000 for each director. In addition, our directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2006, the aggregate cash compensation to our directors as a group was approximately US$100,000 (RMB780,410). In 2006, we granted options to acquire an aggregate of 110,016 common shares to our independent and non-executive directors.

     For the year ended December 31, 2006, the aggregate cash compensation to our executive officers as a group was approximately RMB5.1 million (US$0.7 million). We granted options to acquire an aggregate of 367,200 common shares to our executive officers in 2006.
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
Stock-Based Compensation Plans
     In 2000, our board of directors and shareholders adopted our 2000 stock option plan. Under this plan, our directors, officers and other employees and consultants are eligible to acquire common shares under options. At the time of adoption, 4,010,666 common shares were reserved for issuance under the plan. In February 2004, our board of directors and shareholders approved an increase in the number of authorized shares reserved under the plan to 5,530,578 common shares. In July 2006, our board of directors and shareholders approved a further increase of 2,000,000 common shares, increasing the total number of authorized shares under the plan to 7,530,578 common shares. The plan has a term of ten years but may be terminated earlier by our board of directors.
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

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration
		US$
Granted in 2004
Donald L. Lucas	92,176	1.00	February 17, 2004	February 16, 2010
	138,264 *	1.00	February 28, 2004	Not applicable
Shan Li	92,176	1.00	February 28, 2004	February 27, 2010
Other employees	145,576	1.00	February 28, 2004	February 27, 2010

	468,192

Granted in 2005
Rick Yan	160,800	8.695	April 22, 2005	April 21, 2011
David K. Chao	40,000	7.00	July 25, 2005	July 24, 2011
Kathleen Chien	81,600	8.695	April 22, 2005	April 21, 2011
David Weimin Jin	40,800	8.695	April 22, 2005	April 21, 2011
Norman Lui	21,600	8.695	April 22, 2005	April 21, 2011
Tao Wang	21,600	8.695	April 22, 2005	April 21, 2011
Jones Haijun Yu	31,200	8.695	April 22, 2005	April 21, 2011
Other employees	321,600	8.695	April 22, 2005	April 21, 2011
	30,000	6.25	November 6, 2005	November 10, 2011

	749,200

Granted in 2006
Donald L. Lucas	40,032	8.365	April 3, 2006	April 2, 2012
Rick Yan	160,800	8.365	April 3, 2006	April 2, 2012
David K. Chao	40,032	8.365	April 3, 2006	April 2, 2012
Hiroyuki Honda	14,976	9.83	July 28, 2006	July 27, 2012
Shan Li	14,976	8.365	April 3, 2006	April 2, 2012
Kathleen Chien	81,600	8.365	April 3, 2006	April 2, 2012
David Weimin Jin	31,200	8.365	April 3, 2006	April 2, 2012
Norman Lui	31,200	8.365	April 3, 2006	April 2, 2012
Tao Wang	31,200	8.365	April 3, 2006	April 2, 2012
Jones Haijun Yu	31,200	8.365	April 3, 2006	April 2, 2012
Other employees	391,776	8.365	April 3, 2006	April 2, 2012

	868,992

*	These relate to sales of common shares, from those authorized under the stock option plan, below fair market value.
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
     Audit committee
     Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. Since May 2004, the members of our audit committee have been Donald L. Lucas, who acts as the chairman of our audit committee, David K. Chao and Shan Li. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.
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
     Nominating and corporate governance committee
     Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are Shan Li, who acts as the chairman of the committee, and David K. Chao. Our board of directors has determined that the members of our nominating and corporate governance committee are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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
Terms of Directors and Executive Officers
     At each annual general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. Our next annual general meeting is currently scheduled for August 2007.
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

D. Employees
     We had 2,333 employees, 2,986 employees and 3,517 employees as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2006.

Sales and account management	1,421
Marketing and merchandising	873
Technology and online operations	371
Customer service and production	353
Search and training consultants	178
General and administrative	321

Total	3,517	*

*	Includes 895 temporary, part-time and contract employees.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership of our common shares as of May 31, 2007:
•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Percentage of beneficial ownership is based on 56,233,295 common shares outstanding as of May 31, 2007 and the number of common shares underlying options held by such person as of that date. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	16,205,336	28.7
David K. Chao(1)	10,187,906	18.1
Norman Lui	2,792,315	5.0
Kathleen Chien(2)	1,697,658	3.0
Shan Li	96,856	*
David Weimin Jin	76,700	*
Tao Wang	44,100	*
Donald L. Lucas	44,066	*
Jones Haijun Yu	27,300	*
Hiroyuki Honda(3)	3,744	*
All directors and executive officers as a group	31,175,981	54.9

Principal shareholders:
Rick Yan	16,205,336	28.7
Recruit Co., Ltd.(3)	11,325,199	20.1
Entities affiliated with DCM(4)	9,754,329	17.3
Norman Lui	2,792,315	5.0

(1)	Includes 3,201,171 common shares owned by DCM III, L.P., 84,817 common shares owned by DCM III-A, L.P., 156,406 common shares owned by DCM Affiliates Fund III, L.P., 5,169,293 common shares owned by Doll Technology Investment Fund II, L.P., 287,020 common shares owned by DCM Network Fund, L.P., 530,892 common shares owned by DCM Internet Fund, L.P., and 324,730 Common shares owned by Doll Technology Affiliates Fund II, L.P. The respective general partners of these entities are DCM Investment Management III, L.L.C. and Doll Technology Investment Management II, L.L.C. and share voting and investment power with respect to shares held by each of the limited partnerships. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll, Peter Moran and Robert Theis; the managing members of Doll Technology Investment Management II, L.L.C. are David K. Chao and Dixon R. Doll. Each managing member disclaims beneficial ownership of shares held by the limited partnerships, except to the extent of their respective pecuniary interests therein. Also includes beneficial ownership of 433,577 common shares by David K. Chao. The address of David K. Chao and the entities affiliated with DCM is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Includes 48,010 common shares acquired through early exercise of options. The exercise price paid by Ms. Chien to us was recognized as a liability and the shares acquired upon exercise were not considered issued for accounting purposes until vested.

(3)	The address for Hiroyuki Honda and Recruit Co., Ltd. is Recruit GINZA8 Bldg., 8-4-17 Ginza, Chuo-ku, Tokyo 104-8001, Japan.

(4)	Name and number of shares owned by each entity affiliated with DCM are described in Note (1) above.

*	Less than 1%.
     As of May 31, 2007, 11,835,491 of our common shares, representing 21.0% of our common shares outstanding, were held by a total of 16 holders of record with addresses in the United States. As of the same date, 8,960,362 of our ADSs, representing 17,920,724 common shares, or 31.9% of our outstanding shares, were held by a total of two registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.
     In April 2006, entities affiliated with DCM, Rick Yan, Norman Lui and Michael Lei Feng, our strategic advisor and a former executive officer, and Kathleen Chien entered into a share purchase agreement with Recruit. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning in April 2006 and result in Recruit owning approximately 40% of our fully diluted common shares outstanding as of December 31, 2005. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Recruit has agreed not to sell or otherwise transfer an interest in any of the shares it has purchased under the agreement for one year following the date of such purchase.

B. Related Party Transactions
Stock Option Grants
     We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our 2000 stock option plan. As of December 31, 2006, there were outstanding options to purchase an aggregate of 2,040,626 common shares in our company. For a description of our 2000 stock option plan and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”
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
     In 2003, we recorded RMB333,882 as loans made to us to account for the exercise price of certain options exercised by Kathleen Chien, our chief financial officer, and David K. Chao, one of our directors. Because the shares underlying the exercised options were not vested at the time of the exercise, the exercise price paid by Ms. Chien and Mr. Chao to us was recognized as a liability, and the exercised shares were not considered issued for accounting purposes. This liability item will be re-characterized as share capital upon vesting of the shares. The amount attributable to Ms. Chien in connection with this item was RMB248,301 and has been included in share capital upon the completed vesting of these shares in March 2007. The options exercised by Mr. Chao completed vesting in 2005 and the amount of RMB85,581 paid to us by Mr. Chao has been included in share capital.
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
     In 2005, Michael Lei Feng, our strategic advisor and a former executive officer, made an advance to us in the principal amount of RMB500,000 in connection with increasing the registered share capital of one of our variable interest entities. This advance was repaid in full in 2006.
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
     In a separate transaction in April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these selling shareholders. As of May 31, 2007, Recruit owned 11,325,199 common shares of our company.
Transactions Among Our Subsidiaries and Affiliated Entities
     For a description of transactions among our subsidiaries and affiliated entities, see “Item 4. - Information on the Company — Organizational Structure — Contractual Arrangements Among Our Group Entities.”
C. Interests of Experts and Counsel
     Not Applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     See “Item 18. — Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
Legal Proceedings
     Beginning in January 2005, several complaints were filed against us, and certain of our senior executive officers and directors, in the United States District Court for the Southern District of New York, following our announcement of anticipated financial results for the fourth quarter of 2004. The complaints sought unspecified damages on alleged violations of federal securities laws during the period from November 4, 2004 to January 14, 2005. The Court consequently consolidated the complaints and appointed a lead plaintiff. On September 28, 2006, the Court issued an order granting the defendants’ motion to dismiss the consolidated complaint, with leave to amend on or before October 30, 2006. No amended complaint was filed. On November 17, 2006, the Court entered an Order dismissing the action against us, and certain of our senior executive officers and directors, with prejudice.
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
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
     Our ADSs, each representing two of our common shares, have been trading on the Nasdaq Global Select Market since September 29, 2004. Our ADSs are traded under the symbol “JOBS.”
     The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for (1) the years ended December 31, 2004, 2005 and 2006, (2) each of the nine most recent fiscal quarters and (3) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2004(1)	55.55	18.61
2005	53.50	9.71
2006	31.90	12.70

Quarterly highs and lows
First quarter 2005	53.50	14.90
Second quarter 2005	21.22	12.21
Third quarter 2005	15.91	12.25
Fourth quarter 2005	15.60	9.71
First quarter 2006	19.49	14.40
Second quarter 2006	31.90	15.50
Third quarter 2006	23.79	13.20
Fourth quarter 2006	18.46	12.70
First quarter 2007	18.39	14.02

Monthly highs and lows
December 2006	18.46	15.87
January 2007	17.70	15.15
February 2007	18.39	15.56
March 2007	17.47	14.02
April 2007	18.04	15.52
May 2007	19.44	15.90
June 2007 (through June 25, 2007)	18.94	16.75

(1)	Our ADSs commenced trading on September 29, 2004.
B. Plan of Distribution
     Not Applicable.
C. Markets
     Our ADSs, each representing two of our common shares, have been trading on the Nasdaq Global Select Market since September 29, 2004 under the symbol “JOBS.”
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

C. Material Contracts
     Except for the agreement discussed below, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. - Information on the Company” or elsewhere in this annual report on Form 20-F.
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
but does not include an otherwise qualified corporation that is a passive foreign investment company. We believe that we will be a qualified foreign corporation for so long as (1) we are not a passive foreign investment company and (2) the ADSs are listed on the Nasdaq Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change.
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
     Passive foreign investment company rules
     We believe that we were not a passive foreign investment company for 2006 and based on the projected composition of our income and valuation of our assets, we do not expect to be a passive foreign investment company for 2007. In addition, we do not expect to become one in the future, although this may change. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ADSs from time to time, which may be volatile. For a discussion of the risks related to the possible tax effects should we be considered a passive foreign investment company, see “Item 3. - Key Information — Risk Factors — Risks Related to Our Business — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”
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
     In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or common shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or equity shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq Global Select Market is a qualified exchange.
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
I. Subsidiary Information
     Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
     Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2006, we had cash and cash equivalents of RMB868.7 million (US$111.3 million). Cash and cash equivalents consist of cash on hand and in banks.
     The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2006, approximately 29% of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.
Foreign exchange risk
     Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 2.5% in 2005 and 3.3% in 2006, which resulted in a loss from foreign currency translation for us of RMB11.3 million in 2005 and RMB9.4 million (US$1.2 million) in 2006. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.
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
     Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely discussions regarding required disclosure.
Report of Management on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Our management has evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.
     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Controls
     There were no significant changes in our internal controls over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has concluded that Mr. Donald L. Lucas, an independent director, meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission. See “Item 6. — Directors, Senior Management and Employees — Board Practices.”

ITEM 16B.	CODE OF ETHICS
     Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics on our website at ir.51job.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the audit fees in connection with the professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. Audit fees relate to aggregate fees billed for the audit of our annual financial statements and the review of our quarterly financial results. We did not pay any audit related, tax related or other fees to our auditors during the periods indicated below.

	2005	2006	2006
	RMB	RMB	US$
Audit fees	3,080,932	4,456,566	571,054
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
     In May 2005, our board of directors and shareholders approved a stock repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under the program, we purchased 686,438 ADSs, or 1,372,876 common shares, through open-market transactions for an aggregate consideration of approximately US$9.3 million. The program expired on May 26, 2006.

     The following table sets forth certain information related to purchases made by us of our ADSs from May 2005 to May 2006:

				Approximate dollar value of
	Total number of	Average price paid		ADSs that may yet be
Period	ADSs purchased	per share		purchased under the program
		US$	RMB(1)	US$	RMB(1)
May 2005	—	—	—	—	-
June 2005	—	—	—	—	-
July 2005	—	—	—	—	—
August 2005	201,905	14.00	109.26	22,173,000	173,040,000
September 2005	30,000	14.21	110.90	21,746,000	169,708,000
October 2005	—	—	—	21,746,000	169,708,000
November 2005	280,500	13.24	103.33	18,032,000	140,724,000
December 2005	174,033	13.62	106.29	15,661,000	122,220,000
January 2006	—	—	—	15,661,000	122,220,000
February 2006	—	—	—	15,661,000	122,220,000
March 2006	—	—	—	15,661,000	122,220,000
April 2006	—	—	—	15,661,000	122,220,000
May 2006	—	—	—	15,661,000	122,220,000

(1)	Translations from U.S. dollars to Renminbi were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 29, 2006, which was US$1.00 to RMB7.8041.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBIT INDEX

Exhibits	Description
1.1	Amended and Restated Memorandum and Articles of Association. (Incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.1	Specimen of Share Certificate. (Incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2	Specimen of American Depositary Receipt. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3	Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 9, 2004)

4.1	2000 Stock Option Plan. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.2	Form of Employment, Confidential Information and Invention Assignment Agreement. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.3	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4	Form of Investor Rights Agreement. (Incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5	Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.6	Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.7	Equity Pledge Agreement dated as of May 3, 2004 among Michael Lei Feng, Tao Wang and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits	Description
4.8	Equity Pledge Agreement dated as of May 3, 2004 among Michael Lei Feng, Beijing Run An Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.9	Cooperation Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.10*	Supplemental Agreement to the Cooperation Agreement effective as of April 1, 2007 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd.

4.11*	Domain Name License Agreement dated as of May 3, 2006 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc.

4.12	Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.13	Share Transfer Agreement dated as of April 5, 2004 among Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., 51net.com Inc. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.14	Business Alliance Agreement dated as of April 5, 2006 between 51job, Inc. and Recruit Co., Ltd. (Incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

8.1*	List of subsidiaries of 51job, Inc.

11.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jun He Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.

	By:	/s/ Rick Yan

	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: June 28, 2007

51JOB, INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of 51job, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2(m) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
June 28, 2007

51JOB, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$ (Note 2(c))
Revenues:
Print advertising		300,651,791	356,284,649	389,534,921	49,914,137
Online recruitment services		111,508,533	159,494,922	219,793,658	28,163,870
Executive search		24,907,914	26,306,740	19,937,806	2,554,786
Other human resource related revenues		42,875,597	53,507,789	68,586,465	8,788,517

Total revenues		479,943,835	595,594,100	697,852,850	89,421,310

Less: Business and related taxes		(23,823,953)	(33,567,880)	(38,009,619)	(4,870,468)

Net revenues		456,119,882	562,026,220	659,843,231	84,550,842

Cost of services(1)		(224,606,635)	(269,328,384)	(294,068,613)	(37,681,297)

Gross profit		231,513,247	292,697,836	365,774,618	46,869,545

Operating expenses(1):
Sales and marketing		(69,028,818)	(115,094,797)	(136,770,315)	(17,525,443)
General and administrative		(72,096,009)	(100,614,382)	(114,321,711)	(14,648,930)

Total operating expenses		(141,124,827)	(215,709,179)	(251,092,026)	(32,174,373)

Income from operations		90,388,420	76,988,657	114,682,592	14,695,172
Loss from foreign currency translation		(2,158)	(11,320,194)	(9,440,242)	(1,209,652)
Interest and investment income		2,846,422	20,385,151	20,744,357	2,658,136
Other income		1,968,532	5,313,723	1,914,281	245,292

Income before provision for income tax		95,201,216	91,367,337	127,900,988	16,388,948
Income tax expense	8	(34,058,184)	(29,945,033)	(28,559,639)	(3,659,569)

Net income		61,143,032	61,422,304	99,341,349	12,729,379

Amount allocated to participating preference shareholders	14	(13,986,417)	—	—	—

Income attributable for common shareholders		47,156,615	61,422,304	99,341,349	12,729,379

Other comprehensive income:
Currency translation adjustments		236,144	387,496	578,650	74,147
Unrealized loss for investment		(299,451)	(204,011)	—	—

Comprehensive income		61,079,725	61,605,789	99,919,999	12,803,526

Earnings per share:	14
- Basic		1.32	1.10	1.79	0.23
- Diluted		1.26	1.07	1.76	0.23
Earnings per ADS(2):
- Basic		2.65	2.21	3.58	0.46
- Diluted		2.52	2.15	3.52	0.45
Weighted average number of shares outstanding:
- Basic		35,593,374	55,607,716	55,422,447	55,422,447
- Diluted		37,483,019	57,254,454	56,409,260	56,409,260

(1) Share-based compensation:
Included in cost of services		(1,811,496)	(1,479,841)	(4,620,675)	(592,083)
Included in operating expenses
- Sales and marketing		(1,757,722)	(1,438,083)	(3,972,118)	(508,978)
- General and administrative		(16,920,516)	(11,635,397)	(19,926,274)	(2,553,308)

(2) Each ADS represents two common shares.
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006

	Note		2005	2006	2006
			RMB	RMB	US$ (Note 2(c))
ASSETS

Current assets:
Cash			830,633,550	868,698,254	111,313,060
Short-term investments	2	(f)	10,554,529	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB2,860,275 and RMB2,611,810 as of December 31, 2005 and 2006, respectively)	3		22,222,865	28,431,123	3,643,101
Prepayments and other current assets	4		23,265,437	18,063,571	2,314,626
Deferred tax assets, current	8		5,867,820	4,382,752	561,596

Total current assets			892,544,201	919,575,700	117,832,383

Property and equipment	5		32,357,875	194,315,313	24,899,132
Intangible assets	6		11,380,835	9,363,060	1,199,762
Other long-term assets			26,724,335	3,856,621	494,179
Deferred tax assets, non-current	8		412,314	504,507	64,645

Total non-current assets			70,875,359	208,039,501	26,657,718

Total assets			963,419,560	1,127,615,201	144,490,101

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable			7,358,046	9,691,511	1,241,849
Due to related parties	13		1,505,515	464,501	59,520
Salary and employee related accrual			19,339,789	26,676,545	3,418,273
Taxes payable			23,201,967	23,751,099	3,043,413
Advance from customers			40,619,516	57,930,216	7,423,049
Other payables and accruals	7		17,515,264	20,560,834	2,634,619

Total current liabilities			109,540,097	139,074,706	17,820,723

Deferred tax liabilities, non-current	8		—	122,757	15,730

Total liabilities			109,540,097	139,197,463	17,836,453

Commitments and contingencies	15		—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value; 500,000,000 shares authorized, 54,876,079 and 56,119,761 shares issued and outstanding as of December 31, 2005 and 2006, respectively)	9		45,451	46,435	5,950
Additional paid-in capital			848,423,068	859,898,889	110,185,529
Deferred share-based compensation	11		(23,141,471)	—	—
Statutory reserves			3,680,707	4,848,986	621,338
Other comprehensive gain (loss)			(318,174)	260,476	33,377
Retained earnings			25,189,882	123,362,952	15,807,454

Total shareholders’ equity			853,879,463	988,417,738	126,653,648

Total liabilities and shareholders’ equity			963,419,560	1,127,615,201	144,490,101

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

					Additional	Additional				Retained
	Common shares		Series A Preference Shares		paid-in capital	paid-in capital	Deferred		Other	earnings /	Total
	Number		Number		- common	- preference	share-based	Statutory	comprehensive	(Accumulated	shareholders’
	of shares	Par value	of shares	Par value	shares	shares	compensation	reserves	income	deficit)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2004	28,772,115	23,816	13,678,466	11,332	97,502,397	116,364,516	(46,338,280)	9,470,398	(438,351)	(47,311,273)	129,284,555

Exercise of share options	711,098	588	—	—	2,190,264	—	—	—	—	—	2,190,852
Exercise of warrants	—	—	380,000	314	—	3,276,142	—	—	—	—	3,276,456
Conversion of Series A Preference Shares to common shares	14,058,466	11,646	(14,058,466)	(11,646)	119,640,658	(119,640,658)	—	—	—	—	—
Issuance of common shares	12,075,000	9,994	—	—	635,487,007	—	—	—	—	—	635,497,001
Share-based compensation	—	—	—	—	14,305,481	—	6,184,253	—	—	—	20,489,734
Appropriation of statutory reserves	—	—	—	—	—	—	—	7,286,063	—	(7,286,063)	—
Adjustment of other comprehensive loss	—	—	—	—	—	—	—	—	(63,308)	—	(63,308)
Net income	—	—	—	—	—	—	—	—	—	61,143,032	61,143,032

Balance as of December 31, 2004	55,616,679	46,044	—	—	869,125,807	—	(40,154,027)	16,756,461	(501,659)	6,545,696	851,818,322

Exercise of share options	632,276	510	—	—	1,545,518	—	—	—	—	—	1,546,028
Share-based compensation	—	—	—	—	(2,459,235)	—	17,012,556	—	—	—	14,553,321
Reversal of statutory reserves	—	—	—	—	—	—	—	(13,075,754)	—	13,075,754	—
Repurchase of common shares	(1,372,876)	(1,103)	—	—	(19,789,022)	—	—	—	—	(55,853,872)	(75,643,997)
Adjustment of other comprehensive income	—	—	—	—	—	—	—	—	183,485	—	183,485
Net income	—	—	—	—	—	—	—	—	—	61,422,304	61,422,304

Balance as of December 31, 2005	54,876,079	45,451	—	—	848,423,068	—	(23,141,471)	3,680,707	(318,174)	25,189,882	853,879,463

Exercise of share options	1,243,682	984	—	—	6,098,225	—	—	—	—	—	6,099,209
Share-based compensation	—	—	—	—	5,377,596	—	23,141,471	—	—	—	28,519,067
Appropriation of statutory reserves	—	—	—	—	—	—	—	1,168,279	—	(1,168,279)	—
Adjustment of other comprehensive income	—	—	—	—	—	—	—	—	578,650	—	578,650
Net income	—	—	—	—	—	—	—	—	—	99,341,349	99,341,349

Balance as of December 31, 2006	56,119,761	46,435	—	—	859,898,889	—	—	4,848,986	260,476	123,362,952	988,417,738

Balance as of December 31, 2006 (US$ Note 2(c))	56,119,761	5,950	—	—	110,185,529	—	—	621,338	33,377	15,807,454	126,653,648

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income for the year		61,143,032	61,422,304	99,341,349	12,729,379
Adjustments for:
Share-based compensation		20,489,734	14,553,321	28,519,067	3,654,370
Depreciation		7,235,708	13,070,492	15,890,589	2,036,185
Amortization of intangible assets		3,383,828	3,234,693	3,132,310	401,367
Loss due to disposal of fixed assets		85,717	259,064	250,948	32,156
Loss due to impairment of fixed assets		—	—	48,966	6,274
Loss from foreign currency translation		—	11,320,193	9,440,242	1,209,652
(Increase) Decrease in accounts receivable		(5,833,220)	1,029,603	(6,208,258)	(795,512)
(Increase) Decrease in prepayments and other current assets		(6,018,815)	(8,589,489)	5,201,866	666,555
(Increase) Decrease in deferred tax assets		(3,238,432)	1,522,086	1,392,875	178,480
Increase (Decrease) in accounts payable		(1,320,004)	(2,461,987)	777,658	99,647
Decrease in due to related parties		(4,926,900)	(72,358)	(1,041,014)	(133,393)
Increase in salary and employee related accrual		2,234,180	7,641,124	7,336,756	940,116
Increase (Decrease) in deferred tax liabilities		(2,168,278)	(169,237)	122,757	15,730
Increase (Decrease) in taxes payable		24,550,704	(7,384,801)	549,132	70,365
Increase in advance from customers		329,926	22,841,759	17,310,700	2,218,155
Increase in other payables and accruals		10,428,733	3,581,578	3,045,570	390,253
(Increase) Decrease in other long-term assets		(563,501)	227,584	117,714	15,082

Net cash provided by operating activities		105,812,412	122,025,929	185,229,227	23,734,861

Cash flows from investing activities:
Purchase of property and equipment		(12,006,783)	(45,902,556)	(153,842,134)	(19,712,989)
Purchase of intangible assets		(1,797,982)	(8,488,779)	(1,114,535)	(142,814)
Proceeds from the maturity of short-term investments		—	—	10,554,529	1,352,434

Net cash used in investing activities		(13,804,765)	(54,391,335)	(144,402,140)	(18,503,369)

Cash flows from financing activities:
Proceeds from issuance of Series A Preference Shares, net of issuance cost		3,276,456	—	—	—
Proceeds from initial public offering, net of issuance cost paid		635,497,001	—	—	—
Repurchase of common shares		—	(75,643,997)	—	—
Proceeds from the exercise of options		2,190,852	1,546,028	6,099,209	781,539

Net cash provided by (used in) financing activities		640,964,309	(74,097,969)	6,099,209	781,539

Effect of foreign exchange rate changes on cash		236,144	(11,195,747)	(8,861,592)	(1,135,505)

Net increase (decrease) in cash		733,208,100	(17,659,122)	38,064,704	4,877,526
Cash, beginning of year		115,084,572	848,292,672	830,633,550	106,435,534

Cash, end of year		848,292,672	830,633,550	868,698,254	111,313,060

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes		14,703,548	41,598,483	24,467,059	3,135,154
Interest expenses		—	—	—	—

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software		(4,577,286)	—	(1,555,807)	(199,358)
Conversion of Series A Preference Shares to common shares		119,652,304	—	—	—
Accrual related to IPO costs		2,053,164	(2,053,164)	—	—
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
     The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net HR, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”) and Qian Cheng Wu You Network Information Technology (Beijing) Co. Ltd. (“WFOE”), and certain variable interest entity subsidiaries (“VIE subsidiaries”), which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”), Beijing Qian Cheng Si Jin Advertising Co., Ltd., (“Qian Cheng”) and Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). The Company, its subsidiaries, and VIE subsidiaries are hereinafter collectively referred to as the “Group.”
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
     The Company was incorporated in the Cayman Islands on March 24, 2000 and accordingly is considered as a foreign person under PRC law. As of December 31, 2003, the Company owned a 99% and a 79.2% equity interest in Tech JV and AdCo, respectively. The remaining equity interest in these entities was owned by Qian Cheng and Run An, the Company’s VIE subsidiaries. As then PRC regulations limited foreign ownership of companies that provide human resource related services, Internet content provision and advertising services, the Group was dependent on certain licenses held by its VIE subsidiaries and conducted a small portion of its human resource related operations through Run An and Qian Cheng. The Company did not have any equity ownership interest in either of these entities. After Tech JV obtained the necessary business licenses, the business and operations of Run An and Qian Cheng were transferred to Tech JV and its branches, AdCo and AdCo’s subsidiaries over a period of time. Since 2002, substantially all of the Company’s operations have been conducted through Tech JV and its branches, AdCo and AdCo’s subsidiaries. Additionally, Run An and Qian Cheng held certain equity interest in the Company’s subsidiaries. Under a series of technical and consulting services agreements and undertaking by those equity owners, the Company bore all of the risk and rewards of Run An and Qian Cheng, and RAL, a VIE subsidiary which was formed in April 2004 (Note 2(b)). Accordingly, for all periods presented, the Company, or its subsidiaries, as the case may be, was considered the primary beneficiary of the VIE subsidiaries and their results are consolidated in the Company’s financial statements. No other party shares in any of the economic risk or rewards of the Company’s subsidiaries and VIE subsidiaries; therefore, no minority interest is reflected on the Company’s financial statements.
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
     In October 2004, the Company completed an initial public offering of American Depositary Shares (“ADSs”). ADSs of the Company are traded on the Nasdaq Global Select Market under the symbol “JOBS” in the United States.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
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
     As of December 31, 2005 and 2006 and for all years presented, the Group is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Group does not have any ownership interest in the VIE subsidiaries but has control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements.
     Run An holds ICP and HR service licenses and also engages in provision of training services. 13% of the equity interest in Run An is owned by Michael Lei Feng, a strategic advisor and former senior executive of the Company, and 87% of the equity interest is owned by Tao Wang, a senior executive of the Company. As of December 31, 2006, the registered capital of Run An was RMB6,000,000, which was fully paid by the principal founder of the Company, and its accumulated loss was RMB4,239,237.
     Qian Cheng holds an advertisement license necessary for recruitment advertising services. Michael Lei Feng and Run An hold 87% and 13% of the equity interest in Qian Cheng, respectively. As of December 31, 2006, the registered capital of Qian Cheng was RMB1,500,000, which was fully paid by the principal founder and a former senior executive of the Company, and its accumulated loss was RMB10,824,071.
     RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other HR related services and operates as an Internet content provider. 80% of the equity interest in RAL is owned by Michael Lei Feng and 20% of the equity interest is owned by Tao Wang. As of December 31, 2006, the registered capital of RAL was RMB1,000,000, which was fully paid by these two individuals, and its accumulated loss was RMB563,442.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
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
     The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2006, or at any other certain rate.
     (d) Cash
     Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2005 and 2006 are amounts denominated in United States dollars totaling US$31,040,000 and US$33,523,427, respectively (equivalent to approximately RMB250,499,008 and RMB261,774,384, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions in the use of the cash and cash equivalents in the PRC as the cash and cash equivalents are not restricted funds and are not classified as restricted cash.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
     (e) Accounts receivable
     Accounts receivable is presented net of allowance for doubtful accounts. The Company provides general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
     (f) Investments
     Short-term investments consisted of a fixed-maturity instrument issued by Hong Kong and Shanghai Banking Corporation Limited, which matured on June 19, 2006. Investments are recorded at fair value as available-for-sale securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Investment Securities.”
     (g) Property and equipment
     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

Estimated useful lives
Land	48 to 50 years
Building	20 years
Leasehold improvements	Lesser of the lease period or the estimated useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Other assets	5 years
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
     (i) Impairment of long-lived assets
     The Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. No impairment of long-lived assets was recognized in 2004 and 2005. In 2006, the Group recognized an impairment charge for fixed assets in the amount of RMB48,966.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
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
     Other human resource related revenues
     The Group also provides other value-added human resource products. Revenue is recognized when services are rendered. In November 2004, the Group discontinued its stationery and office supplies business. Revenue from selling of related products was RMB12,679,995, RMB2,188,714 and nil during the years ended December 31, 2004, 2005 and 2006, respectively.
     Business and related taxes
     The Company’s subsidiaries and its VIE subsidiaries are subject to business taxes and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business taxes is 5% after certain deductions. In the accompanying statements of operations and comprehensive income, business taxes and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.
     (k) Cost of services
     Cost of services consist primarily of printing and publishing expenses, payroll compensation and related employee costs, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.
     (l) Sales and marketing
     Sales and marketing costs are comprised primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the statements of operations and comprehensive income when incurred and totaled RMB12,372,664, RMB21,367,227 and RMB18,993,938 during the years ended December 31, 2004, 2005 and 2006, respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
     (m) Share-based compensation
     Effective January 1, 2006, the Company accounts for share-based compensation arrangements with employees in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). The Company adopted SFAS No. 123R using the modified prospective method, under which prior periods have not been restated to reflect the impact of SFAS No. 123R. The valuation provisions of SFAS No. 123R apply to new grants and unvested grants that were outstanding as of the effective date. In March 2005, the Securities and Exchange Commission (“SEC”) issued SAB No. 107 (“SAB No. 107”) relating to SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.
     SFAS No. 123R requires that the deferred share-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of January 1, 2006, there was a balance of RMB3,680,707 of deferred share-based compensation that was netted against additional paid-in capital.
     Under the provisions of SFAS No. 123R, the Company is required to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, which the Company believes are representative of future behavior. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its ADSs. The requisite service period assumed is generally a four-year vesting period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.
     There were no capitalized share-based compensation costs during the year ended December 31, 2006. The Company recorded share-based compensation of RMB28,519,067, which amount lowered income from operations and income before provision for income tax for the year ended December 31, 2006. The implementation of SFAS No. 123R reduced basic and diluted earnings per share by RMB0.52 and RMB0.51, respectively for the year ended December 31, 2006. The adoption of SFAS No. 123R did not result in any impact on the cash flows from operating activities, investing activities and financing activities for the year ended December 31, 2006,
     Prior to the adoption of SFAS No. 123R, the Company accounted for share-based payments under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and complied with the disclosure provisions of SFAS No. 123, “Accounting-Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 was recognized based on the difference, if any, between the estimated fair value of the Company’s common share and the amount an employee is required to pay to acquire the common shares, as determined on the measurement date. Pro forma information was disclosed to illustrate the effect on the Company’s net income and net income per share if it had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the reporting periods.
     If the compensation cost for the Company’s share-based compensation plans for employees had been determined based on the estimated fair value on the measurement dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income attributable to common shareholders and earnings per share would have resulted in the pro forma amounts for the years ended December 31, 2004 and 2005 as follows:

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)

	2004	2005
	RMB	RMB
Net income as reported	61,143,032	61,422,304
Add: Share-based compensation expense under APB No. 25	20,489,734	14,553,321
Less: Share-based compensation expense under SFAS No. 123	(20,980,215)	(21,557,770)

Pro forma net income	60,652,551	54,417,855

Basic earnings per share:
As reported	1.32	1.10

Pro forma	1.31	0.98

Basic earnings per ADS:
As reported	2.65	2.21

Pro forma	2.63	1.96

Diluted earnings per share:
As reported	1.26	1.07

Pro forma	1.25	0.95

Diluted earnings per ADS:
As reported	2.52	2.15

Pro forma	2.50	1.90

     The Company calculated the fair value of share options to employees on the date of grant based on the minimum value method as allowed under SFAS No. 123 for non-public entities prior to the Company’s initial public offering. Upon completion of the Company’s initial public offering in October 2004, the Company adopted the Black-Scholes pricing method to calculate fair value of options. For the years ended December 31, 2004, 2005 and 2006, the fair value of options granted was estimated with the following assumptions:

	2004	2005	2006
Risk-free interest rate	2.65%	3.87%-4.53%	4.85%-4.93%
Expected life (years)	6	4	4
Expected dividend yield	0%	0%	0%
Volatility	0%	90%-100%	80%
Weighted average of fair value of options at grant date	RMB42.46	RMB44.42	RMB40.39
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
     (p) Statutory reserves
     With the exception of Tech JV which is majority owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserve fund, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve fund is not distributable to shareholders except in the event of a liquidation. During the years ended December 31, 2004, 2005 and 2006, the Group made total appropriations to their statutory common reserve fund of RMB4,857,375, RMB770,608 and RMB778,853, respectively. During the year ended December 31, 2005, the Group also made a discretionary reversal of RMB9,487,777 from the common statutory reserve fund to retained earnings.
     In addition, the above subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations of RMB2,428,688, RMB385,304 and RMB389,426 during the years ended December 31, 2004, 2005 and 2006, respectively. During the year ended December 31, 2005, the Group also made a discretionary reversal of RMB4,743,889 from the statutory common welfare fund to retained earnings.
     Tech JV and Wang Ju are required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the boards of directors of Tech JV and Wang Ju. During the years ended December 31, 2004, 2005 and 2006, Tech JV did not make any appropriations to these statutory reserves. During the year ended December 31, 2006, Wang Ju did not make any appropriations to these statutory reserves.
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
     (q) Dividend
     Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB415 million as of December 31, 2006. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
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
     (t) Recent accounting pronouncements
     In June 2006, the FASB ratified the Emerging Issues Task Forces’ Issue No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” (“EITF No. 06-03”) which requires companies to disclose how they account for taxes imposed on and concurrent with a specific revenue-producing transaction. EITF No. 06-03 becomes effective for the Company starting January 1, 2007 and is not expected to have a material effect on the Company’s financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” (“FIN 48”) which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that companies recognize and disclose in their financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 becomes effective on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial statements.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS No. 157”) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company starting January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157, but does not believe it will have a material effect on its financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company starting January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159, but does not believe it will have a material effect on its financial statements.
     (u) Reclassifications
     Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
3. ACCOUNTS RECEIVABLE
     The Group’s accounts receivable balances, net of allowance for doubtful accounts, were RMB22,222,865 and RMB28,431,123 as of December 31, 2005 and 2006, respectively.
     The movement of allowance for doubtful accounts is analyzed as follows:

	2005	2006
	RMB	RMB
Balance at beginning of the period	3,689,222	2,860,275
Additions	5,799,717	—
Reversals	—	(246,962)
Write-offs	(6,628,664)	(1,503)

Balance at end of period	2,860,275	2,611,810

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2005	2006
	RMB	RMB
Rental and other deposits	4,333,790	1,770,282
Prepayments for rental and others	6,315,403	5,573,569
Employee advances	1,507,761	1,760,343
Payments made on behalf of customers	—	370,999
Prepaid insurance premium	1,704,902	2,224,911
Subsidy income receivable	4,660,000	—
Interest income receivable	2,829,274	4,864,170
Others	1,914,307	1,499,297

Total	23,265,437	18,063,571

5. PROPERTY AND EQUIPMENT

	2005	2006
	RMB	RMB
Land and building	—	164,873,963
Leasehold improvements	13,085,141	10,436,140
Computer equipment	36,185,945	40,376,503
Furniture and fixtures	9,896,664	11,939,772
Motor vehicles	3,886,016	3,823,860
Other assets	—	4,900,714
Less: impairment	—	(48,966)
Less: accumulated depreciation	(30,695,891)	(41,986,673)

Net book value	32,357,875	194,315,313

6. INTANGIBLE ASSETS

	2005	2006
	RMB	RMB
Computer equipment software	15,952,849	16,818,306
Acquired training licenses	6,571,253	6,571,253
Internally developed software	1,568,808	1,568,808
Less: accumulated amortization	(12,712,075)	(15,595,307)

Net book value	11,380,835	9,363,060

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
7. OTHER PAYABLES AND ACCRUALS

	2005	2006
	RMB	RMB
Professional service fees	4,796,706	4,633,303
Office expenses	1,327,095	1,504,416
Deposit from customers	1,880,392	4,031,346
Marketing expenses	—	3,538,428
Revenue from newspaper sales collected on behalf of newspaper contractors	1,173,575	4,950,877
Payables to employees related to proceeds from share option exercises	6,872,776	549,469
Others	1,464,720	1,352,995

Total	17,515,264	20,560,834

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
     China
     The Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, the “PRC Income Tax Laws”), respectively. Under the PRC Income Tax Laws, these companies are subject to EIT at a statutory rate of 33% except for the following entities: Tech JV, which is subject to EIT at a rate of 15% in Shanghai and Shenzhen and 30% in other localities; AdCo Shenzhen Branch, which is subject to EIT at a rate of 15%; and Wang Cai AdCo’s branches in Shanghai and Shenzhen, which are subject to EIT at a rate of 15%. In addition, some of AdCo’s branches and subsidiaries are granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment. Total tax benefit recognized as a result of the tax exemption was RMB2,318,116, RMB6,073,010 and RMB20,473,244 for the years ended December 31, 2004, 2005 and 2006, respectively.
     Composition of income tax expense
     The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
	RMB	RMB	RMB
Current income tax expense	39,464,894	28,592,183	27,044,007
Deferred tax expense (benefit)	(5,406,710)	1,352,850	1,515,632

Income tax expense	34,058,184	29,945,033	28,559,639

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
     Reconciliation of the differences between statutory tax rate and the effective tax rate
     Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
EIT statutory rate	33%	33%	33%
Effect of tax holiday for certain subsidiaries	(3%)	(6%)	(21%)
Difference in EIT rates of certain subsidiaries	(1%)	(3%)	(4%)
Non-deductibility of expenses incurred outside the PRC	8%	6%	8%
Other permanent differences	—	4%	4%
Provision of valuation allowance	—	—	3%
Reversal of valuation allowance	(1%)	(1%)	(1%)

Effective EIT rate of the Group	36%	33%	22%

     Significant components of deferred tax assets and liabilities as of December 31, 2005 and 2006 are as follows:

	2005	2006
	RMB	RMB
Deductible temporary differences related to accrued expenses	1,711,457	1,692,076
Deductible temporary differences related to advertising expenses	1,984,085	1,877,826
Deductible temporary differences related to provision for doubtful debts and slow moving merchandise	2,996,098	1,626,466

Total current deferred tax assets	6,691,640	5,196,368
Less: Valuation allowance	(823,820)	(813,616)

Net current deferred tax assets	5,867,820	4,382,752

Tax loss carryforwards	4,970,167	7,058,016
Deductible temporary differences related to fixed assets impairment	—	7,345
Deductible temporary differences related to residual value reconciliation	—	197,992
Deductible temporary differences related to amortization	412,314	256,685

Total non-current deferred tax assets	5,382,481	7,520,038
Less: Valuation allowance	(4,970,167)	(7,015,531)

Net non-current deferred tax assets	412,314	504,507

Total deferred tax assets	6,280,134	4,887,259

Taxable temporary differences related to depreciation period	—	(122,757)

Total non-current deferred tax liabilities	—	(122,757)

Total deferred tax liabilities	—	(122,757)

     As of December 31, 2005 and 2006, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2005 and 2006 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB6,236,390 as of December 31, 2006 will expire beginning 2007.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
     The following represents a roll-forward of the valuation allowance for each of the years:

	2005	2006
	RMB	RMB
Balance at beginning of the period	7,063,998	5,793,987
Additions	1,782,902	3,589,202
Reversals	(3,052,913)	(1,554,042)

Balance at end of period	5,793,987	7,829,147

9. INITIAL PUBLIC OFFERING
     In October 2004, the Company completed an initial public offering of 6,037,500 ADSs, including an over-allotment option to the underwriters to purchase an additional 787,500 ADS, at US$14.00 per ADS. Each ADS represents two common shares which have par value of US$0.0001 per share. Net proceeds of approximately RMB635.5 million were credited to the Company’s common shares and additional paid-in capital.
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
11. SHARE-BASED COMPENSATION
     On September 1, 2000, the Company adopted a share option plan (“2000 Option Plan”) which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the plan was increased to 5,530,578 in February 2004 and to 7,530,578 in July 2006. Under the share option plan, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. These share options can be exercised within six years from the date of grant.
     The following table summarizes the Company’s share options under the 2000 Option Plan:

				Weighted
		Weighted		average
		average		remaining
	Number	exercise		contractual	Aggregate
	of shares	price		life (years)	intrinsic value
Outstanding at January 1, 2004	2,919,728	US$	0.31
Granted	468,192	US$	1.44
Exercised	(711,097)	US$	0.37
Forfeited	(156,379)	US$	0.34

Outstanding at December 31, 2004	2,520,444	US$	0.43

Granted	749,200	US$	8.51
Exercised	(632,276)	US$	0.30
Forfeited	(79,394)	US$	0.48

Outstanding at December 31, 2005	2,557,974	US$	2.82

Granted	868,992	US$	8.39
Exercised	(1,243,682)	US$	0.62
Forfeited	(142,658)	US$	5.78

Outstanding at December 31, 2006	2,040,626	US$	6.34	4.29	US$	4,599,070

Vested and expected to vest at December 31, 2006	1,954,581	US$	6.28	4.27	US$	4,523,955

Exercisable at December 31, 2006	594,082	US$	3.88	3.32	US$	2,801,543

     The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2006 and the exercise price for in-the-money options.
     The total intrinsic value of options exercised for the three years ended December 31, 2004, 2005 and 2006 was US$18.2 million, US$4.5 million and US$9.8 million, respectively.
     As of December 31, 2006, there was US$7.3 million unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.68 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2006, total cash received from the exercise of stock options amounted to US$6,099,209.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
     A summary of non-vested stock option activity for the year ended December 31, 2006 is presented below:

		Weighted
		average
	Number	grant-date
	of shares	fair value
Non-vested at January 1, 2006	1,345,821	US$	5.54

Granted	868,992	US$	5.18
Vested	(625,611)	US$	5.38
Forfeited	(142,658)	US$	5.66

Non-vested at December 31, 2006	1,446,544	US$	5.37

Expected to vest at December 31, 2006	1,360,499	US$	5.36

     The following is additional information relating to employee options outstanding as of December 31, 2006:

	Outstanding				Exercisable
				Weighted				Weighted
		Weighted		average		Weighted		average
		average		remaining		average		remaining
	Number	exercise		contractual	Number of	exercise		contractual
Exercise prices	of shares	price		life (years)	shares	price		life (years)
US$0.15	177,336	US$	0.15	2.00	158,180	US$	0.15	1.97
US$0.50	233,102	US$	0.50	2.96	75,655	US$	0.50	2.96
US$1.00	128,572	US$	1.00	3.16	109,755	US$	1.00	3.16
US$6.25	30,000	US$	6.25	4.86	8,125	US$	6.25	4.86
US$7.00	40,000	US$	7.00	4.56	14,167	US$	7.00	4.56
US$8.365	825,840	US$	8.365	5.26	—	US$	8.365	—
US$8.695	590,800	US$	8.695	4.31	228,200	US$	8.695	4.31
US$9.83	14,976	US$	9.83	5.58	—	US$	9.83	—

	2,040,626				594,082

     In February 2004, the Company sold 138,264 common shares to a director at a price of US$1.00 per share, which is below the then estimated fair market value of the common shares. This transaction resulted in the recognition of share-based compensation expense of RMB5,699,236 for the year ended December 31, 2004.
     Compensation expense for share options granted under the 2000 Option Plan recognized during the years ended December 31, 2004, 2005 and 2006, totaled RMB20,489,734, RMB14,553,321 and RMB28,519,067, respectively.
12. EMPLOYEE BENEFITS
     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB17,377,621, RMB27,669,108 and RMB34,642,287 for the years ended December 31, 2004, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
13. RELATED PARTY TRANSACTIONS
     Balances with related parties for the periods indicated are as follows:

	2005	2006
	RMB	RMB
Due to related parties:
Principal shareholders	500,000	—
Advances for share options exercised	1,005,515	464,501

	1,505,515	464,501

     The amounts and due to principal shareholders as of December 31, 2005 mainly arose from an advance from a principal shareholder in connection with increasing the registered capital of a VIE subsidiary. This advance was repaid in full in March 2006.
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
14. EARNINGS PER SHARE
     Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2004, 2005 and 2006 as follows:

	2004	2005	2006
	RMB	RMB	RMB
Numerator:
Net income	61,143,032	61,422,304	99,341,349
Amount allocated to participating preference shareholders	(13,986,417)	—	—

Numerator for basic earnings per share	47,156,615	61,422,304	99,341,349

Effect of dilutive securities	—	—	—

Numerator for diluted earnings per share	47,156,615	61,422,304	99,341,349

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	35,593,374	55,607,716	55,422,447
Effect of dilutive share options	1,889,645	1,646,738	986,813

Denominator for diluted earnings per share	37,483,019	57,254,454	56,409,260

Basic earnings per share	1.32	1.10	1.79

Diluted earnings per share	1.26	1.07	1.76

     The Series A Preference Shares were not included in the calculation of diluted earnings per share for the year ended December 31, 2004 because of their anti-dilutive effect.
     Net income, after deducting deemed dividends to holders of preference shares, has been allocated to the common share and preference share based on their respective rights to share in dividends.
     Potentially dilutive securities included Series A Preference Shares and share options granted to employees.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
15. COMMITMENTS AND CONTINGENCIES
     Operating lease commitments
     The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental of office premises and for the lease of computer and other equipment. Future minimum payments with respect to these agreements as of December 31, 2006 are as follows:

	Publication	Office
	fees	premises	Others	Total
	RMB	RMB	RMB	RMB
2007	73,638,678	11,437,006	8,263,476	93,339,160
2008	8,201,792	8,440,576	8,653,748	25,296,116
2009	2,012,542	7,931,783	1,144,633	11,088,958
2010	1,010,000	5,590,273	52,667	6,652,940
2011	480,000	576,243	36,000	1,092,243
After 2011	1,080,000	24,346,307	1,521,000	26,947,307

	86,423,012	58,322,188	19,671,524	164,416,724

     Rental expenses for the years ended December 31, 2004, 2005 and 2006 were RMB13,905,812, RMB28,702,735 and RMB29,916,774, respectively.
     Capital commitments
     As of December 31, 2006, capital commitments for purchase of office equipment amounted to RMB827,177.
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
     Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the date of the Restructuring (Note 1), Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005 and has limited the foreign ownership of human resource services companies to no more than 70% since August 2006.
     The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and which may be above these limitations. Prior to the Restructuring, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. In addition, there is uncertainty regarding the regulation of PRC subsidiaries in which subsidiaries of foreign owned PRC entities invest, such as the subsidiaries of AdCo which are engaged in advertising businesses. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient.
     In the opinion of management with the advice of outside counsel, the likelihood of loss in respect of the Group’s current or past ownership structure is remote.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
16. FINANCIAL INSTRUMENTS
     Financial instruments of the Group primarily comprise investments, accounts receivable, accounts payable, due to related parties, other payables and advance from customers. As of December 31, 2005 and 2006, their carrying values approximate their estimated fair values.
17. CERTAIN RISKS AND CONCENTRATION
     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2005 and 2006, substantially all of the Group’s cash was held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.
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
     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2004, 2005 and 2006. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2005 and 2006.
18. SUBSEQUENT EVENTS
     On March 16, 2007, the Chinese government promulgated a new PRC Enterprise Income Tax Law (“EIT Law”) which will become effective on January 1, 2008. The new EIT Law introduces a wide range of changes to existing regulations, including, but not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. However, for enterprises that were established before the promulgation of the new EIT Law and are entitled to preferential tax rates under existing regulations, there is a grace period of up to five years following the effective date of the EIT Law. The Group has made a preliminary assessment in relation to the potential impact of adopting the EIT Law taking into account currently available information and does not believe the new taxation legislation to have a material impact on its deferred tax assets and liabilities as of December 31, 2006. However, the implementation and administrative rules and regulations have not been announced, and the Group is unable to reasonably determine the future financial impact of the new EIT Law at this time.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$ (Note 4)
Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(24,270,500)	(20,818,339)	(32,918,440)	(4,218,096)

Loss from operations		(24,270,500)	(20,818,339)	(32,918,440)	(4,218,096)
Equity in profit of subsidiary companies, net	1	83,415,592	79,223,274	129,688,596	16,618,008
Other income		1,997,940	3,017,369	2,571,193	329,467

Income before provision for income tax		61,143,032	61,422,304	99,341,349	12,729,379
Income tax expense		—	—	—	—

Net income for the year		61,143,032	61,422,304	99,341,349	12,729,379

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006

	Note	2005	2006	2006
		RMB	RMB	US$ (Note 4)
ASSETS

Current assets:
Cash		247,940,580	257,771,578	33,030,276
Receivables due from related parties	2	838,808	818,668	104,902
Prepayments and other current assets		1,931,937	1,562,985	200,277

Total current assets		250,711,325	260,153,231	33,335,455

Long term receivables due from related parties	2	362,450,068	340,167,130	43,588,259
Investment in subsidiaries	1	251,535,177	392,208,294	50,256,698

Total assets		864,696,570	992,528,655	127,180,412

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties	2	2,014,535	3,124,593	400,378
Other payables and accruals		8,802,572	986,324	126,386

Total current liabilities		10,817,107	4,110,917	526,764

Total liabilities		10,817,107	4,110,917	526,764

Shareholders’ equity:

Common shares (US$0.0001 par value; 500,000,000 shares authorized, 54,876,079 and 56,119,761 shares issued and outstanding as of December 31, 2005 and 2006, respectively)		45,451	46,435	5,950
Additional paid-in capital		848,423,068	859,898,889	110,185,529
Deferred share-based compensation		(23,141,471)	—	—
Other comprehensive gain (loss)		(318,174)	260,476	33,377
Retained earnings		28,870,589	128,211,938	16,428,792

Total shareholders’ equity		853,879,463	988,417,738	126,653,648

Total liabilities and shareholders’ equity		864,696,570	992,528,655	127,180,412

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$ (Note 4)
Net cash provided by (used in) operating activities		(891,852)	7,598,852	(9,689,559)	(1,241,599)

Net cash provided by (used in) investing activities		7,420,016	(322,941,195)	22,282,938	2,855,286

Net cash provided by (used in) financing activities		640,964,309	(74,097,969)	6,099,209	781,539

Effect of foreign exchange rate changes on cash		236,144	(11,195,747)	(8,861,590)	(1,135,504)

Net increase (decrease) in cash		647,728,617	(400,636,059)	9,830,998	1,259,722
Cash, beginning of year		848,022	648,576,639	247,940,580	31,770,554

Cash, end of year		648,576,639	247,940,580	257,771,578	33,030,276

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
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
2. RELATED PARTY BALANCES
     Balances with related parties for the periods indicated are as follows:

	2005	2006
	RMB	RMB
Receivables due from related parties:
51net HR	822,577	802,962
51net Beijing	16,231	15,706

	838,808	818,668

Long term receivables due from related parties:
51net.com Inc.	362,450,068	340,167,130

	363,288,876	340,985,798

Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	73,519	231,137
Shanghai Qianjin Advertising Co., Ltd.	935,501	2,424,173
51net.com Inc.	—	4,782
Advances for share options exercised	1,005,515	464,501

	2,014,535	3,124,593

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
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts expressed in RMB unless otherwise stated)
4. FOREIGN CURRENCIES
     The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.8041 on December 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2006, or at any other certain rate.