Form 20-F
period 2007-12-31
51JOB, INC.
filed 2008-06-27
CIK 1295484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Rick Yan
Telephone: +(86-21) 6160-1888
Facsimile: +(86-21) 6879-6233
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
American Depositary Shares, each representing two common shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,519,471 common shares, par value US$0.0001 per share.
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
☐ Large accelerated filer          ☑ Accelerated filer           ☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☑ U.S. GAAP       ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board       ☐ Other
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

i

INTRODUCTION
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
     Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
     Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. On June 26, 2008, the noon buying rate was RMB6.8630 to US$1.00.
     This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007, and audited consolidated balance sheet data as of December 31, 2006 and 2007.

ii

FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:
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
     These risks are not exhaustive. You should read these statements in conjunction with the risks disclosed in “Item 3. — Key Information — Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following tables present the selected consolidated financial information for our business. You should read the following information in conjunction with “Item 5. — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1, prepared in accordance with U.S. GAAP and are qualified by reference to these consolidated financial statements and related notes. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2003	2004	2005	2006	2007	2007
(in thousands, except per share data)	RMB	RMB	RMB	RMB	RMB	US$(2)
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	182,606	300,652	356,285	389,535	430,621	59,033
Online recruitment services	76,960	111,509	159,495	219,794	282,688	38,753
Executive search	15,748	24,908	26,307	19,938	16,086	2,205
Other human resource related revenues	18,020	42,875	53,507	68,586	114,871	15,747

Total revenues	293,334	479,944	595,594	697,853	844,266	115,738

Net revenues	280,119	456,120	562,026	659,843	799,284	109,572

Cost of services(1)	(151,477)	(224,607)	(269,328)	(294,068)	(349,022)	(47,847)

Gross profit	128,642	231,513	292,698	365,775	450,262	61,725

Operating expenses(1):
Sales and marketing	(39,043)	(69,029)	(115,095)	(136,770)	(181,230)	(24,844)
General and administrative	(55,817)	(72,096)	(100,614)	(114,322)	(128,347)	(17,595)

Total operating expenses	(94,860)	(141,125)	(215,709)	(251,092)	(309,577)	(42,439)

Income from operations	33,782	90,388	76,989	114,683	140,685	19,286
Income before income tax provision	35,792	95,201	91,367	127,901	148,979	20,422

Income tax expense	(3,192)	(34,058)	(29,945)	(28,560)	(45,402)	(6,224)

Net income	32,600	61,143	61,422	99,341	103,577	14,198

Earnings per share:
Basic	0.83	1.32	1.10	1.79	1.84	0.25
Diluted	0.75	1.26	1.07	1.76	1.83	0.25
Earnings per ADS(3):
Basic	1.65	2.65	2.21	3.58	3.68	0.50
Diluted	1.50	2.52	2.15	3.52	3.66	0.50

	As of December 31,
	2003	2004	2005	2006	2007	2007
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$(2)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	115,085	848,293	830,634	868,698	1,007,520	138,119
Total current assets	145,573	893,647	892,544	919,576	1,075,288	147,409
Total non-current assets	39,831	43,735	70,875	208,039	227,878	31,239
Total assets	185,404	937,382	963,420	1,127,615	1,303,166	178,648

Liabilities:
Total current liabilities	56,096	85,564	109,540	139,075	176,115	24,143
Total non-current liabilities	24	—	—	122	516	72

Total liabilities	56,120	85,564	109,540	139,197	176,631	24,215
Total shareholders’ equity	129,284	851,818	853,880	988,418	1,126,535	154,433

Total liabilities and shareholders’ equity	185,404	937,382	963,420	1,127,615	1,303,166	178,648

(1)	Share-based compensation was included in the consolidated statement of operations data as follows:

	For the year ended December 31,
	2003	2004	2005	2006	2007	2007
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$(2)
Cost of services	(597)	(1,811)	(1,480)	(4,621)	(4,931)	(676)
Operating expenses:
Sales and marketing	(423)	(1,758)	(1,438)	(3,972)	(4,241)	(581)
General and administrative	(17,682)	(16,921)	(11,635)	(19,926)	(20,479)	(2,807)

(2)	Translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. The translations of Renminbi amounts into U.S. dollar amounts have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00.

(3)	Each ADS represents two common shares.
Exchange Rate Information
     We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB7.2946 to US$1.00. The prevailing rate on June 26, 2008 was RMB6.8630 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

     The following table sets forth information regarding the noon buying rates in The City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 26)	6.8630	6.9034	6.9633	6.8630

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
     Our online recruitment services face intense competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as from local job search websites. For example, according to public reports, ChinaHR.com and Zhaopin.com have significantly increased their sales and marketing activities in recent years. In addition, many executive search firms and other competitors currently engaged in print advertising or organizing job fairs have developed or acquired online capabilities.
     Our executive search and other human resource related businesses face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for print and online recruitment advertising. In addition, some of the competitors we encounter in our business process outsourcing business are affiliated with local government agencies and have licenses to provide a wider range of services than we do.
     Many of our competitors or potential competitors have long operating histories, have international strategic partners, have local government sponsorship, may have greater financial, management, technological development, sales, marketing and other resources than we do, and may be able to adopt our business model. As a result of competition, we may experience reduced margins, loss of market share or less use of our services by job seekers and employers. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and our results of operations may be materially and adversely affected.
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
     Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. From time to time, the Chinese government has instituted various economic measures and other policy changes to regulate the pace of economic growth. Print advertising, online recruitment services, executive search and our other human resource related businesses are all relatively new industries in China, and we do not know with any degree of certainty how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy. In response to adverse economic developments, employers might hire fewer permanent employees, engage in hiring freezes, lay off employees, or reduce spending on print advertising, online recruitment services and executive search services. Employers may decide to rely more heavily on traditional recruitment methods such as referrals and job fairs, and utilize more “in-house” resources to conduct training and perform other human resource functions, or otherwise modify their behavior in ways that may have a significant negative impact on our business. As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our services and materially and adversely affect our business.
If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.
     The use of advertising services to recruit employees is relatively new in China. Due to the influence and regulation by the national and local governments, large job fairs and personal referrals continue to be key recruitment channels for the private sector in China. We believe that the use of advertising by employers and job seekers remains relatively low. As a result, we face considerable challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may substantially limit our ability to expand our recruitment advertising businesses.
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

The market for other human resource related services, including business process outsourcing, remains in the development stage in China and we may be unable to expand such existing services or successfully develop new services in this area.
     We believe the market for other human resource related services, including business process outsourcing, is at an early stage of development in China. Many employers are unfamiliar with these services and may not accept the value proposition of these service offerings. Processing, tracking, collecting and remitting funds to the applicable regulatory agencies, employees and other third parties are complex operations, and many employers may not trust us with employee data or to make representations and cash payments on their behalf. As such, companies may not be willing to use our services for significant administrative functions and may instead choose to continue to perform such operations in-house.
     If we are unable to establish a nationwide capability, effectively monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including advanced computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems and process flow, we may be unable to expand our business process outsourcing operations or gain wider customer acceptance for these services. In addition, we rely on a number of third party service providers, including couriers, agents and banks. Failure by these providers, for any reason, to deliver their services in a timely and accurate manner could result in significant disruptions to our business process outsourcing operations, impact our client relationships, harm our brand and result in significant penalties or liabilities to us.
     In addition, as part of our strategy to be a “one-stop” human resource services provider, we may decide to develop new services in the area of other human resource related services. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all. If any of our efforts to develop or operate new human resource related services are unsuccessful, our financial condition and results of operations may be materially and adversely affected.
We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.
     In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses. We are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our print advertising business model is highly dependent on establishing and maintaining relationships with newspapers in all of our existing markets as well as the new markets in which we intend to offer print advertising services.
     The term of our agreements with local newspaper contractors is generally two years, and eight of these agreements will expire between the date of this annual report and December 31, 2008. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:
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
We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.
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
     We have experienced high growth since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. If we are unable to properly manage our services in new or existing markets or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.
If we are unable to successfully detect and prevent criminal actions or fraud perpetrated on us, we may be subject to liability and financial loss.
     The management of our business involves the collection of cash payments by our employees and agents from our customers, which constitute a significant portion of our total revenues. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. For example, in January 2008, we identified some irregularities and non-compliance to contract terms by a third party in connection with our human resource outsourcing operations in Beijing. While the outcome of our investigation of the third party remains unclear, we face probable liability and have estimated a financial loss of RMB9.7 million (US$1.3 million) related to this matter. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.
Our operating history may not serve as an adequate basis to judge our future prospects and results of operations.
     We began operations in 1998 and incurred net losses prior to 2002. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We may encounter risks and difficulties including our potential failure to:
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
     We generate a majority of our revenues from 51job Weekly, which generated approximately 59.8% of our revenues in 2005, 55.8% of our revenues in 2006 and 51.0% of our revenues in 2007. While we have experienced growth in our 51job Weekly business in recent years, online advertisement may cause print media such as 51job Weekly to become less desirable as a form of advertising. In addition, we have observed that in some of our markets where Internet penetration rates are relatively higher, a larger percentage of new, first-time customers may choose an online service as their initial recruitment advertising purchase with us. To the extent this continues to occur and if we are not able to generate sufficient revenues from our online recruitment services to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.
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
     Significant fluctuations in our revenue streams, particularly during the seasonal peak hiring periods around the Chinese New Year holidays and the beginning of May and October, affect our ability to predict quarterly results. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the dates of the Chinese New Year holidays vary from year to year, which affects our business in the first quarter and impacts comparability of financial results to corresponding periods in prior years. Beginning in 2008, the Chinese government has instituted changes to the schedule of public holidays by eliminating the week-long holiday at the beginning of May and recognizing new observances, which may result in new seasonality patterns for our business. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in recent years. As a result of these factors, our revenues may vary from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
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
     The success of our executive search, training and business process outsourcing services depends heavily on our ability to attract and retain skilled personnel. Successful expansion of our executive search business depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. Similarly, the success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and other activities and services in this business. Our business of performing traditional human resource department functions such as payroll, benefits and compliance management and related services for customers on an outsourced basis depends on having personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. If we are unable to attract and retain critical skilled personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.
If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.
     In April 2006, we formed a business alliance with Recruit Co., Ltd., or Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group staffed with personnel from Recruit to explore potential business opportunities outside of the human resource services industry in China. In August 2007, we entered into an agreement with Recruit to form a new company focused on coupon advertising services in China. Under the agreement, we have committed to providing this new company with up to RMB32.8 million (US$4.5 million) in financing and have the ability to acquire up to 40% of the new company’s share capital. As of December 31, 2007, we have provided financing in the amount of RMB8.8 million (US$1.2 million) to the newly formed company. Because we lack experience and expertise in operating coupon advertising services and any businesses outside of the human resource services industry, we will rely on Recruit to manage these businesses and we cannot assure you that these efforts will be successful. We cannot assure you that we will be able to deliver new products or services outside of the human resource services industry on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin or operate a business outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.
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
     Our online systems, including the www.51job.com website, and our other applications, products and systems could contain undetected errors or “bugs” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our products and applications. The occurrence of errors in any of these may cause us to lose market share, harm our reputation and brand names, and materially and adversely affect our business.
We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.
     As of May 31, 2008, the following three shareholders beneficially owned approximately 65.9% of our outstanding common shares:
•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 26.9% of our outstanding common shares;

•	Recruit, which beneficially owned approximately 21.8%, and which is affiliated with Hiroyuki Honda, one of our directors; and

•	entities affiliated with DCM, which beneficially owned approximately 17.2%, and which is affiliated with David K. Chao, one of our directors.
     These three shareholders, together with our other executive officers and directors, beneficially owned approximately 69.6% of our outstanding common shares. Accordingly, Mr. Yan, Recruit or DCM individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their non-competition or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.
     In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien, who is our chief financial officer, entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning April 2006 and result in Recruit owning approximately 40% of our fully diluted common shares outstanding as of December 31, 2005. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Mr. Hiroyuki Honda, an executive vice president and director of Recruit, was elected to our board of directors on July 28, 2006.
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
If certain preferential tax treatments become unavailable in China, our effective income tax rate would increase. In addition, our foreign ADS holders may be subject to PRC withholding tax on the dividends payable by us and upon gains realized on their sales of our ADSs if we are classified as a PRC “resident enterprise.”
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
     We generate substantially all our net income from our operations in China which are conducted through various subsidiaries and affiliated entities. In accordance with former PRC income tax regulations, our subsidiaries and affiliated entities were generally subject to enterprise income tax, or EIT, at a statutory rate of 33%. However, under preferential tax rules, we have obtained preferential tax rates of 15% for some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen and a preferential tax rate of 30% for the branches of Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, outside of Shanghai.
     On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the new EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the new EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. If we are unable to maintain and utilize preferential tax statuses, the EIT of some of our PRC subsidiaries would increase and our consolidated effective tax rate could also increase and adversely and materially affect our earnings.
     In addition, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China. As such, we may be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% enterprise income tax rate as to our global income. Moreover, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Our earnings have been and will continue to be adversely affected by changes in our accounting policies, including those related to the expensing of stock options.
     In 2006, we adopted Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires that stock-based compensation transactions, such as stock option grants, be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations. We use the Black-Scholes option pricing model to determine the fair value of stock options grants under SFAS No. 123R. This method is based upon, among other things, the volatility of our ADSs, which has been historically high. Therefore, the adoption of SFAS No. 123R negatively affects our profitability and the trading price of our ADSs. The implementation of SFAS No. 123R could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. The change to existing rules, future changes, if any, or the questioning of current practices may adversely and materially affect our earnings.
If we do not appropriately maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2007. Our independent registered public accounting firm has issued an attestation report and concluded that our internal control over financial reporting was effective as of December 31, 2007.
     However, if we fail to maintain the effectiveness of our internal controls, our management may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. In addition, even if our management has concluded that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our effectiveness or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Moreover, effective internal controls are necessary for us to produce reliable financial reports. As a result, any failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
We have no business insurance coverage.
     Other than insurance for some of our properties, we do not maintain any insurance. We do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.
We are vulnerable to natural disasters and other calamities.
     Our servers are currently hosted in Shanghai and Tianjin. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware. Any such event could adversely affect our ability to provide our services to users. See “Item 4. — Information on the Company — Business Overview — Technology.”
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
     The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction was subsequently relaxed in recent years and foreign persons are now permitted to wholly own advertising entities in China. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003 and this ownership limitation was increased to 70% in August 2006.
     Prior to our restructuring in May 2004, 51net, our British Virgin Islands subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of AdCo. AdCo owned, and continues to own, 90% of the principal AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to our past non-compliance with foreign ownership laws limitations.
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
     Current PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. We currently provide technical, consulting and human resource related services in conjunction with our affiliated entity, RAL, which is indirectly wholly owned by David Weimin Jin and Tao Wang, two executive officers of our company. RAL holds a license to provide human resource related services and we rely on RAL to provide human resource related services to our clients under a contractual arrangement between RAL and our majority owned subsidiary Tech JV. Similarly, RAL holds a license to operate as an Internet content provider. While we provide all of our online recruitment services through Tech JV, we rely on

RAL to provide certain Internet content provider services to support Tech JV’s online recruitment services through a contractual arrangement with RAL. We have entered into agreements with RAL’s shareholders which enable us to effectively control RAL.
     Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues. The minority interests in Tech JV, AdCo and the AdCo Subsidiaries, which are direct or indirect subsidiaries of Tech JV, are held by Qian Cheng, which is indirectly wholly owned by David Weimin Jin and Tao Wang. Through agreements with Qian Cheng and its shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng. As a result, we consolidate all of its interests for U.S. GAAP reporting purposes.
     As we rely on the agreements with RAL and Qian Cheng to enable us to provide certain critical services to our clients as well as to receive all the economic benefits of Qian Cheng, a significant disruption in these contractual relationships as a result of governmental sanction or otherwise could result in our being required to restructure our operations which could result in a significant expenditure of resources. If we are unable to restructure our operations to provide those services through a different entity, we may experience significant disruptions in our ability to provide online recruitment services or human resource related services to our customers. In addition, if we are unable to consolidate the minority interests in Tech JV, AdCo and the AdCo Subsidiaries, our results of operations would reflect Qian Cheng’s minority interest in these entities which, if not otherwise consolidated, would result in a significant reduction in our reported net income. For a description of our contractual arrangements with these entities, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”
If our affiliated entity RAL is found to be operating in jurisdictions outside of Shanghai without a business license, we could be subject to sanctions and our revenues could be adversely affected.
     RAL’s existing human resource services license is limited to Shanghai. In 2007, revenues from human resource related services provided to customers outside Shanghai accounted for approximately 4% of our total revenues. It is possible that government authorities in jurisdictions outside Shanghai where certain of RAL’s customers are located may assert that RAL is providing human resource related services in such jurisdictions without a necessary license and is required to obtain a human resource services license in such jurisdictions. As a result, RAL could be required to cease providing human resource services to customers in such locations which could result in a reduction in human resource related revenues. In addition, RAL may be subject to sanctions in the form of forfeiture of profits, fines, or both.
Our contractual arrangements with RAL and Qian Cheng may not be as effective in providing operational control as direct ownership of these businesses.
     Because the percentage of foreign ownership in human resource and Internet content businesses in China is limited under PRC laws and regulations, we depend substantially on RAL, in which we have no direct ownership interest, and its contractual arrangements with us to provide those services. Similarly, we rely on our contractual arrangements with Qian Cheng, in which we have no direct ownership interest, to realize all of the economic rewards from Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. Our contractual arrangements with RAL, Qian Cheng and their respective shareholders may not be as effective as direct ownership in providing control over their operations. RAL may fail to perform its contractual obligations required for us to operate our business, such as keeping in good standing under its business licenses. Qian Cheng and its shareholders may refuse to make payments or otherwise refuse to perform their contractual obligations necessary for us to realize the economic rewards relating to Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. In addition, the contractual arrangements which provide us with the substantial ability to control these entities may be unenforceable and the shareholders of these entities may refuse to renew these contractual arrangements. In any such event, we will have to rely on the PRC legal system to enforce our rights. In many cases, the laws and regulations governing the enforcement and performance of contractual arrangements are significantly more limited than in the United States and many other countries and may afford us little or no effective protection. If we are unable to enforce our rights, we may be unable to operate our human resource and Internet content businesses through RAL or receive all of the economic rewards from Qian Cheng. As a result, we may be required to restructure our operations which would likely entail a significant expenditure of resources. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. For a description of these contractual arrangements, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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
     There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and our subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations, including those governing foreign ownership in the human resource services and Internet content industries. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, we cannot assure you that we will not be found in violation of any current or future PRC laws or regulations.
     Under equity pledge agreements, the shareholders of our Chinese affiliated entities have pledged their respective equity interests to us. On March 16, 2007, the PRC Property Law was promulgated and took effect on October 1, 2007. According to the PRC Property Law, a pledge of the equity interest of a company in China cannot be legally established until it is duly registered with the relevant administration of industry and commerce. The pledges under the equity pledge agreements between WFOE and the shareholders of Qian Cheng, RAL and Run An are yet to be registered with the relevant administration of industry and commerce as no registration procedures are currently available to our knowledge. We will make efforts to register such pledges when the administration for industry and commerce implements registration procedures in accordance with the PRC Property Law in the future. Since we have been unable to register the pledges, we cannot assure you about the effectiveness of the pledges.
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
     While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, since late 2007, the PRC government has implemented measures to restrain inflation. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.
     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could also determine to develop and support government owned or controlled human resource enterprises in direct competition with us. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth in the Chinese economy could result in reduced job growth and recruitment activity, which in turn could reduce demand for our recruitment advertising services. The PRC government could also determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.
     On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. The implementation of the Labor Contract Law may impact the recruitment behavior and human resource budgets of companies in China which may materially and adversely affect our business.

PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.
     The interpretation and application of existing PRC laws and regulations, the stated positions of the main governing authority, the PRC Ministry of Information Industry, or MII, and the possibility of new laws or regulations being adopted, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the PRC Ministry of Information Industry has stated that the activities of Internet content providers, or entities providing delivery of Internet content, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Bureau and held by RAL will satisfy these requirements. For example, we may be required to obtain an inter-provincial Internet content provider license in order to operate online businesses in multiple provinces, autonomous regions and centrally administered municipalities. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.
     In July 2006, the MII issued the “Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business,” or the MII Notice. According to the MII Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MII Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MII Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to improve network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MII Notice and submit status reports to the MII before November 1, 2006. For those who are not in compliance with the requirements above and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. Due to the lack of further necessary interpretation, it remains unclear what impact the MII Notice will have on us or other companies that have adopted the same or similar corporate and contractual structures as ours at this time.
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
     The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In May 2007, the PRC government widened the daily trading band from 0.3% to 0.5%. These changes in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 2.5% in 2005, 3.3% in 2006 and 6.5% in 2007, and we reported losses from foreign currency translation of RMB11.3 million in 2005, RMB9.4 million in 2006 and RMB18.1 million (US$2.5 million) in 2007. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.
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
     Our business could be adversely affected by the effects of avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak on the economic and business climate. Restrictions on travel resulting from any prolonged recurrence of avian flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having avian flu, SARS or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that avian flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden and adversely impact our business and prospects. If our shareholders who are PRC residents fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
     As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary or new businesses in the future, including companies incorporated in the PRC. The PRC State Administration of Foreign Exchange, or SAFE, issued the “Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies” in October 2005, which became effective in November 2005, and an implementation rule in May 2007, or collectively the SAFE Rules. According to the SAFE Rules, PRC citizens and foreign citizens who reside in China, are required to register with SAFE or its local branch office before establishing or controlling any company outside of China for the purpose of financing the offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. The offshore companies are referred to in the SAFE Rules as “offshore special purpose companies.” In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to the offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the applicable local SAFE authority. If any resident of China fails to register with SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange purchase rules, and therefore, may be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity.
     Current regulations are still uncertain and unclear. It is possible that the relevant government authorities may promulgate new legislation to interpret, amend or implement the SAFE Rules in various ways. As a result, we cannot assure you that we or the owners of any target PRC business we may acquire, as the case may be, will be able to complete the necessary approval, filings and registrations for a proposed acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.
     On March 28, 2007, SAFE promulgated the “Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company,” or the Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. Under the Stock Option Rule, a PRC domestic individual must comply with various foreign exchange procedures through a domestic agent institution when participating in any employee stock holding plan or stock option plan of an overseas listed company. Certain domestic agent institutions, such as the PRC subsidiaries of an overseas listed company, a labor union of such company that is a legal person or a qualified financial institution, among others things, shall file with SAFE and be responsible for completing relevant foreign exchange procedures on behalf of PRC domestic individuals, such as applying to obtain SAFE approval for exchanging foreign currency in connection with owning stock or stock option exercises. Concurrent with the filing of such applications with SAFE, the PRC subsidiary, as a domestic agent must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the stock purchase or option exercise, any returns based on stock sales, any stock dividends issued and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.
     Under the Stock Option Rule, all proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to the individual’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account. If we or our PRC optionees fail to comply with these regulations in the future, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.
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
     Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2004 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2004 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign investment enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:
•	Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s seven branch offices, seven majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;

•	Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, which holds human resource related services and Internet content provision licenses and is wholly owned by Run An;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds a human resource related services license;

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;

•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is our joint venture partner in Tech JV and is wholly owned by Run An;

•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company;

•	Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is an AdCo Subsidiary jointly owned by AdCo and TechJV and holds licenses to conduct advertising businesses;

•	Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which is owned by 51net HR and Run An and holds a license to provide human resource related services; and

•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which holds a minority interest in Tech JV and our AdCo Subsidiary in the city of Wuhan that conducts advertising businesses.
     Since 2002, substantially all of our business and operations have been conducted through Tech JV and its branches, AdCo and the AdCo Subsidiaries.

     In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. For a discussion on our group structure, see “Item 4. — Information on the Company — Organizational Structure.”
     Our relationships with Qian Cheng, RAL and Run An, our affiliated entities, have been governed by a series of agreements. As a result of these agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities. For a discussion on the contractual arrangements among our entities, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”
     We completed the initial public offering of 6,037,500 American depositary shares, each representing two of our common shares, par value US$0.0001 per share, on October 4, 2004. On September 29, 2004, the trading of our ADSs on the Nasdaq Global Select Market, or Nasdaq, under the symbol “JOBS,” commenced.
     In April 2006, we formed a business alliance with Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we have also established an internal corporate planning group staffed with personnel from Recruit to explore potential business opportunities outside of the human resource services industry in China. In addition, in August 2007, we entered into an agreement with Recruit to form a new company to provide coupon advertising services in China.
     Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6160-1888. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.
     Our principal capital expenditures for 2005 were approximately RMB54.4 million and included installment payments toward the purchase of a new office complex and purchases of office equipment and software. In April 2006, we completed the purchase of an office complex at No. 1387, Zhang Dong Road in Zhangjiang, Shanghai, which serves as our principal executive offices, for RMB113.7 million. Additionally, in July 2006, we completed the purchase of our former executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which now serves as our downtown Shanghai sales office, for RMB27.9 million. Our principal capital expenditures in 2006 totaled RMB155.0 million and consisted of the remaining installment payments to complete the purchase of the Zhangjiang office complex, the purchase of the 21st Floor, Wen Xin Plaza and the purchases of computers, office equipment and software. Our principal capital expenditures for 2007 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB32.5 million (US$4.5 million).
     Our capital expenditure plans for 2008 have not yet been fixed, but we intend to purchase computers, technology-related equipment and software. Capital expenditures in 2007 have been funded through operating cash flows and through our existing capital resources, and we expect to continue fund our capital expenditures through these means.
B. Business Overview
     We believe that we are a leading nationwide provider of integrated human resource services in China, with a strong focus on recruitment advertising. We closely integrate print and online recruitment advertising services which enable us to attract a broad base of corporate advertisers and reach a wide and diverse audience of job seekers. In addition to recruitment advertising services, we also provide executive search and other complementary human resource related services to employers. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.
     Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on 51job Weekly and www.51job.com. We also receive fees from employers for accessing our www.51job.com resumé database, using our eHire product and in connection with our eSearch and other human resource related services.

Our Product and Services
     We provide a range of human resource services in the following categories:
•	recruitment related services, including print advertising, online recruitment and executive search services; and

•	other human resource related services, such as training and business process outsourcing.
     We generate a significant majority of our revenues from our recruitment related services consisting of our integrated print advertising and online recruitment services as well as our executive search services. Our print advertising business generated 59.8% of our revenues in 2005, 55.8% of our revenues in 2006 and 51.0% of our revenues in 2007. Our online recruitment services business generated 26.8% of our revenues in 2005, 31.5% of our revenues in 2006 and 33.5% of our revenues in 2007. Our executive search business generated 4.4% of our revenues in 2005, 2.9% of our revenues in 2006 and 1.9% of our revenues in 2007.
     We offer a number of other value-added human resource services in areas such as training and business process outsourcing. Other human resource related services generated 9.0% of our revenues in 2005, 9.8% of our revenues in 2006 and 13.6% of our revenues in 2007.
     Recruitment Related Services
     Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of March 31, 2008, 51job Weekly was published in 23 major cities in China.
     The 23 cities where 51job Weekly is published and our newspaper contractor in each city as of March 31, 2008 are as follows:

City	Newspaper contractor(1)
Beijing	China Trade News
Changchun	City Evening News
Changsha	Human Resource News
Chengdu	Hua Xi Metropolitan News
Chongqing	Human Resource News
Dalian	Dalian Evening News
Fuzhou	Straits Talent News
Guangzhou	Guangzhou Youth Daily
Hangzhou	News Information Daily
Harbin	Harbin Lifestyle Daily
Hefei	Hefei Evening News
Jinan	Jinan Times
Kunming	Chuncheng Evening News
Nanjing	Modern Express
Ningbo	Modern Golden News
Qingdao	Qingdao Financial Times
Shanghai	China Trade News
Shenyang	Friendly Times
Shenzhen	Nan Fang Metropolitan News
Tianjin	Metro Express
Wuhan	News Information Daily
Xian	China Merchant News
Zhengzhou	Youth Herald

(1)	English translations of the Chinese names.
     51job Weekly is not published in Dongguan, Hong Kong or Suzhou although we have established sales offices in these cities.
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

     In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established an exclusive relationship with a single local newspaper in each market where 51job Weekly is produced. We rely on these newspapers to provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake independent and/or additional marketing. 51job Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, 51job Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide point-of-sale vendors with marketing materials such as posters, display racks and other promotional items. We also circulate 51job Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of 51job Weekly at job fairs, in the lobbies of major office buildings, at post offices, on university campuses and in other public areas where the public circulation of newspapers is permitted. We have entered into marketing arrangements to offer free copies of 51job Weekly in subway stations in Nanjing, Shanghai and Shenzhen, and in light rail stations in Chongqing, Dalian, Tianjin and Wuhan.
     We may change our newspaper contractor in a city when we are able to obtain more favorable terms or higher quality service from a different newspaper contractor. From inception, we have changed our newspaper contractor a total of nine times across the 23 cities in which we had a contract with local newspapers as of March 31, 2008. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.”
     The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the city in which the advertisement is placed. As we grow in our existing markets and expand our operations, we focus on increasing our customer base and generating greater volumes of print advertising pages. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. Pricing for specific products can vary significantly from city to city due to local competition, purchasing power and other conditions.
     Our print advertising business is characterized by seasonal variations, particularly during the peak hiring periods around the Chinese New Year holidays and the beginning of May and October. As a result, our print advertising revenues may fluctuate significantly from quarter to quarter depending on customer demand and needs. Beginning in 2008, the Chinese government has instituted changes to the schedule of public holidays by eliminating the week-long holiday at the beginning of May and recognizing new observances, which may result in new seasonality patterns for our business. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — Due to seasonal variations in demand for human resource services, we experience significant fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.”
     The following table sets forth the estimated number of print advertising pages we generated for the periods indicated. 51job Weekly was published in 23 cities as of December 31, 2005, 2006 and 2007.

	For the year ended December 31,
	2005	2006	2007
Estimated number of print advertising pages	11,884	12,609	16,568
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
     Online Recruitment Services — www.51job.com. We established our online recruitment website, www.51job.com, in 1999. Online recruitment advertisements appear in both Chinese and English on www.51job.com. These advertisements cover many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. Job seekers may search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, job title and job posting date. We regularly maintain and update our www.51job.com with job search, training and general career management content.
     We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 24.5 million user accounts established since the launch of our website in 1999 and more than 17.4 million resumés posted online as of March 31, 2008. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training and general career management and advisory content available on the website.
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
     The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
Estimated unique employers using online recruitment services	56,599	74,950	94,125
     www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:
•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs and career development and other job related information.
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
     We provide campus recruitment services to corporations seeking to recruit college and university students. We assist corporations with recruitment strategy, selection of schools, schedule of campus visits, promotion of their image to students and logistical arrangements.
     We provide a monthly magazine called Future on a subscription or complimentary basis. Future contains articles, commentary, interviews and reports on general career management and development targeted principally at young working professionals. This magazine was formerly known as Human Capital and was re-designed and re-branded in December 2007.
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
     From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or “hacking” and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Netcom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We are vulnerable to natural disasters and other calamities;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”
Competition
     We face significant competition in each of our markets with respect to each of our business lines. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.”
     Print Advertising
     51job Weekly is published in 23 cities across China as of March 31, 2008. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section. Our competitors include Beijing Evening News, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.
     Online Recruitment Services
     We experience intense competition in our online recruitment services businesses from dedicated online recruitment websites and websites affiliated with local job fair operators. With the exception of Zhaopin.com which provides print advertising services in select cities in China, we are not aware of any other online competitor that also operates a significant print advertising business. We view our principal existing online competitors to be ChinaHR.com, Cjol.com and Zhaopin.com, which are primarily dedicated online recruitment websites.
     None of the well established nationwide Internet portals, including NetEase.com, QQ.com, Sina.com, Sohu.com and Tom.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, since Monster Worldwide’s initial purchase of an ownership interest in ChinaHR.com in February 2005, ChinaHR.com has been purported in public reports to have significantly increased its sales and marketing activities in China. In September 2006, SEEK Limited, a provider of online recruitment and training services in Australia, acquired an ownership interest in Zhaopin.com and according to public reports, Zhaopin.com has increased its sales and marketing expenditures. As a result of these events, we could encounter significantly increased competition in some or all of our markets.
     Other Services
     We believe that the competition for our other human resource related services, especially for executive search, training and business process outsourcing services, is largely fragmented and localized. The main competitors in our market for executive search services in China include entities such as Bó-Lè Associates, Ltd., Horton International, Hudson Highland Group, which is a spin-off from Monster Worldwide, and Sterling, each of which provides executive search services on a nationwide basis. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The market for business process outsourcing services is in an early stage of development and our competitors are typically service agencies affiliated with or sponsored by local government personnel bureaus.
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

Sales and Marketing
     Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. We utilize such channels as direct marketing, event marketing, mass media advertising, online marketing, cross-marketing and media promotions to target three key groups:
•	job seekers;

•	employers with hiring and/or training needs; and

•	human resource departments with actual or potential outsourcing needs.
     Direct Marketing. We target employers principally through direct marketing. As of December 31, 2007, we employed over 1,600 sales and account management representatives across our cities that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. We believe that direct marketing has been highly effective in attracting new customers. In addition, we believe that, by providing significant personal contact with potential clients, direct marketing enables us to understand the current and evolving needs of our existing and prospective customers and helps us to develop new services and products.
     Event Marketing. We organize customer events, such as recruiting workshops, product information seminars, industry roundtables and networking events, to provide our sales team an opportunity to personally interact with employers and understand their recruitment needs. To attract potential job seekers and build brand awareness, we offer complimentary copies of 51job Weekly at job fairs, at office buildings, in subway and light rail stations in select cities, and in other public and commercial areas. We believe that offering complimentary copies of 51job Weekly to job seekers is also a highly effective means to cross-promote our www.51job.com website.
     Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise though various media, including television, radio and outdoor advertising on digital displays, billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.
     Online Marketing. We utilize Internet advertising, such as banner advertisements, keyword and hyperlink purchases and paid listings, to promote our brand names. We also conduct and sponsor online promotion campaigns such as drawings, giveaways and contests to attract traffic and enhance the loyalty of job seekers to our website.
     Cross-Marketing. We cross-market our brand names, services and products in 51job Weekly, on www.51job.com and in Future. We also establish cross-marketing relationships with a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use 51job Weekly and www.51job.com.
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
     All of our trademarks and the www.51job.com domain name are owned or registered in the PRC by 51net and WFOE. Under a trademark license agreement between 51net, as licensor, and RAL, as licensee, RAL has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and RAL, as licensee, RAL has the right to use the www.51job.com domain name in connection with the operation of our website. See “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”
     In July 2006, the PRC Ministry of Information Industry, or MII, issued the “Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business,” or the MII Notice. According to the MII Notice, value-added telecommunication services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunication services license holders in their daily operations. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunication services license holders will conduct a self-assessment of their compliance with the MII Notice and to submit status reports to the MII before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”
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
     Human Resource Services Companies
     The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the PRC Ministry of Personnel, the PRC Ministry of Commerce and the PRC State Administration for Industry and Commerce. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage to up to 70%.

     Internet Content Providers
     In the PRC, entities that coordinate with Internet service providers (such as telecommunications companies) to effect the online placement of content provided by either themselves or third parties are defined as “Internet content providers” and require a special license.
     The principal regulations governing foreign ownership in Internet content providers in China include:
•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001); and

•	Foreign Investment Industry Guidance Catalogue (2007).
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
General Regulation of Our Businesses
     Advertising
     The PRC State Administration for Industry and Commerce is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:
•	Advertising Law (1994);

•	Administration of Advertising Regulations (1987);

•	Implementation Rules on Administration of Advertising Regulations (2004); and

•	Measures for the Administration of Advertising Business Licenses (2005).
     All enterprises, except for broadcast stations, television stations, newspapers, magazines, non-corporate entities and other entities specified in laws or administrative regulations, are no longer required to obtain a separate advertising license although they are required to apply for inclusion of “advertising services” in their business licenses.
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
     Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of the PRC State Administration for Industry and Commerce for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the PRC State Administration for Industry and Commerce for the record, and the failure to complete such filings may cause the trademark license agreements to be unenforceable against bona fide third parties.
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
     Dividend Distribution
     The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:
•	Wholly Foreign Owned Enterprise Law (1986), as amended;

•	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and

•	PRC Enterprise Income Tax Law and its Implementation Rules (2007).
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
C. Organizational Structure
     The following chart sets forth our current ownership structure.

(1)	Does not include Wang Jin Information Technology (Shanghai) Co., Ltd. and Shanghai Wang Ju Advertising Co., Ltd., both of which are wholly owned subsidiaries of 51net established in the PRC with no current operations.

(2)	Includes the subsidiaries and branches of AdCo that conduct advertising businesses as well as Shanghai Cheng An Human Resources Co., Ltd., a company providing outsourcing services which is 90% owned by AdCo and 10% owned by Run An. Hefei Wu You Culture Communication Co., Ltd., an AdCo subsidiary, is 80% owned by AdCo and 20% owned by Qian Cheng.

(3)	Excludes Wuhan AdCo and Wang Cai AdCo, which are set out separately in the chart.

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
     Qian Cheng and RAL are wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company.
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
     Tech JV and its branches, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Our relationships with Qian Cheng, RAL and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. As a result, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under FASB Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.”
     In the opinion of Jun He Law Offices, our PRC legal counsel:
•	our current ownership structure is in compliance with existing PRC laws and regulations;

•	the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the effectiveness of the equity pledge agreements, which are subject to registration with the relevant administrations of industry and commerce, and the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities; and

•	except as otherwise disclosed herein, our current business operations as described in this annual report are not in violation of existing PRC laws, rules and regulations in all material aspects.
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
     We have been advised by our PRC counsel that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring in May 2004 was above the maximum foreign ownership permitted for entities conducting advertising and human resource operations at that time. For a description of the risks associated with our past ownership structure, please see “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.”
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
     Tech JV
     We provide online recruitment services through Tech JV. Tech JV was initially established as an equity joint venture between 51net and Qian Cheng. Before our restructuring in May 2004, 51net held 99% of the equity interest in Tech JV and Qian Cheng held the remaining 1%. As part of our restructuring, 51net transferred 48% of its equity interest in Tech JV to Wuhan AdCo. Since 51net indirectly holds a majority equity interest in Wuhan AdCo, and Qian Cheng directly and indirectly holds a minority interest in Wuhan AdCo, 51net holds 69.7% of the effective equity interest and Qian Cheng holds 30.3% of the effective equity interest in Tech JV. Because 51net is a British Virgin Islands company, Tech JV is deemed a foreign-invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Tech JV has obtained a permit to conduct online advertising from the PRC State Administration for Industry and Commerce. The scope of its business license also includes software development, multimedia and network system design and information technology.
     Qian Cheng
     Qian Cheng is our joint venture partner in Tech JV and holds a 30.3% effective equity interest in Tech JV. Qian Cheng is an affiliated entity in which we hold no equity interest. Qian Cheng is wholly owned by Run An, which is jointly owned by David Weimin Jin and Tao Wang. Qian Cheng holds a license issued by the Beijing Municipal Administration for Industry and Commerce to provide advertising services, including designing, producing and publishing advertisements for Chinese and multinational companies in China and contracting for advertising projects.
     RAL
     We provide human resource related and Internet content provider services through RAL. RAL operates our www.51job.com website. RAL is a PRC limited liability company and is an affiliated entity in which we hold no equity interest. RAL is wholly owned by Run An, which is jointly owned by David Weimin Jin and Tao Wang. RAL holds a permit issued by the Shanghai Bureau of Personnel, which allows it to provide certain human resource related services. RAL has also obtained a permit from the Shanghai Municipal Telecommunications Bureau, which allows it to provide Internet content provider services applicable to our businesses.
     AdCo and the AdCo Subsidiaries
     We provide print advertising services through Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s seven branch offices, AdCo’s seven majority owned subsidiaries and Wang Cai AdCo, a jointly owned subsidiary with Tech JV, or collectively, the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local Administrations for Industry and Commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.
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

     Wang Ju
     We provide human resource related services through Wang Ju. 51net HR and Run An own 70% and 30%, respectively, of the equity interest in Wang Ju. Because 51net HR is a Cayman Islands company, Wang Ju is deemed a foreign-invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Wang Ju holds a permit issued by the Shanghai Bureau of Personnel, which allows it to provide certain human resource related services.
D. Property, Plants and Equipment
     Our executive offices as well as our principal customer service, marketing, web operations and development facilities are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian, Zhengzhou and Hong Kong. As of the date of this annual report, we have leases for office space totaling approximately 18,150 square meters. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
     In April 2006, we completed the purchase of an office complex totaling approximately 12,600 square meters at No. 1387, Zhang Dong Road in Shanghai. The purchase price for these premises was RMB113.7 million and was funded through operating cash flows and existing capital resources. We completed the move of our national technology and online service center as well as our principal executive offices to this office complex in September 2006.
     In July 2006, we completed the purchase of our former executive offices of approximately 1,615 square meters at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, for an aggregate consideration of RMB27.9 million. This location serves as our downtown Shanghai sales office. We funded this purchase through operating cash flows and through our existing capital resources.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F.
A. Overview
     We believe that we are a leading nationwide provider of integrated human resource services in China. Our financial results have been primarily driven by the increase in revenues from our print advertising and online recruitment services businesses. Our growth in revenues in 2005 reflected greater customer penetration in our existing markets as well as expansion into new cities in China. We slowed our new market entries in 2006 and have since focused our resources on growing our customer base and increasing sales in existing cities. In 2007, our other human resource related services business, consisting primarily of our training and business process outsourcing services, experienced high growth rates due to greater customer demand and adoption. As we further develop our capabilities in providing these services and gain wider customer acceptance, we believe the revenue contribution from these services will increase and complement the growth of our recruitment related businesses.
     We became profitable in 2002 on a full-year basis and our net income has increased in each subsequent year. The increase in our net income is principally affected by revenue growth as well as a decline in cost of services as a percentage of net revenues driven by improved economies of scale and operational efficiencies. However, as we grow, we have incurred higher operating expenses, of which a significant portion is related to our sales and marketing expenses. Our discretionary spending on sales and marketing activities changes from year to year and is impacted by a number of factors, including competition and our strategic initiatives. Our net income increased slightly in 2005 as our revenue growth and the decrease in cost of services as a percentage of net revenues were mainly offset by higher operating expenses. The increase in net income in 2006 reflected the combination of revenue growth, reduction in cost of services as a percentage of net revenues and lower tax rates, which were partially offset by higher operating expenses. In 2007, the increase in net income was driven by revenue growth and lower cost of services as a percentage of net revenues, which was partially offset by greater operating expenses and higher tax rates.
Revenues
     In 2007, our total revenues were RMB844.3 million (US$115.7 million), an increase of 21.0% from RMB697.9 million in 2006. The substantial majority of our revenues come from employers who purchase our print advertising and online recruitment services. We have historically achieved revenue growth in our recruitment advertising businesses principally by increasing sales in existing cities as well as our expansion into new cities. Since January 2006, we have not established operations in a new city and have focused our resources and efforts on increasing customer penetration in existing cities. We believe that our revenue growth will continue to be affected by broad macroeconomic factors in China, including deregulation and market liberalization, the proliferation of new enterprises, increasing competition among companies for skilled and experienced workers, and growth in job openings in China. We believe these factors should lead to increased use and growing acceptance of recruitment advertising and other human resource services by employers in China. In addition, we believe that an increasingly skilled, educated and urbanized workforce in China will drive the demand for and utilization of our services.
     The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
Revenues:
Print advertising	59.8%	55.8%	51.0%
Online recruitment services	26.8	31.5	33.5
Executive search	4.4	2.9	1.9
Other human resource related revenues	9.0	9.8	13.6

Total revenues	100.0%	100.0%	100.0%

     The following table sets forth our revenue growth rates by business line for the periods indicated.

	2005	2006	2007
	compared to	compared to	compared to
	2004	2005	2006
Print advertising	18.5%	9.3%	10.5%
Online recruitment services	43.0	37.8	28.6
Executive search	5.6	(24.2)	(19.3)
Other human resource related revenues	24.8	28.2	67.5
Total revenues	24.1%	17.2%	21.0%
     Recruitment Related Revenues
     We receive recruitment related revenues from the fees that employers pay us for our 51job Weekly print advertising services and our www.51job.com online recruitment services as well as our eSearch executive search services. We believe that our print advertising and online recruitment services businesses are characterized by significant potential economies of scale. As a result, we expect to continue to focus a majority of management time, resources and efforts on developing and expanding these businesses to increase our revenues and profit margins. We expect that we will continue to earn the majority of our revenues and profits from our recruitment related services in the future.
     Print Advertising Revenues. We generate our print advertising revenues from fees that we charge employers for placing recruitment and related advertisements in local editions of 51job Weekly across our markets in China. We do not receive revenues from the sale of 51job Weekly. The print advertising contracts we enter into with employers are for single or multiple advertisements in one or more markets. In addition, these contracts as well as the time between the signing of a contract and the publishing of an advertisement in 51job Weekly are generally short-term in nature.
     The advertising rates that we charge vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. The number of employers who have used our print advertising services and the number of advertising pages printed has grown as we have increased our operations in existing markets as well as expanded into new cities. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge.
     We expect that the future growth for our print advertising business will be largely driven by increases in the number of our print advertising pages rather than increases in average revenue per page. We believe that our penetration of the total potential market of employers for our print advertising business remains relatively low. As a result, our strategy for the print advertising business is focused on increasing the number of employers and print pages as opposed to increasing the prices that we charge.
     Our print advertising prices vary considerably between individual markets due to differences in local competition, purchasing power and other conditions. Historically, the print advertising businesses in our individual markets have not been subject to significant or prolonged price competition. While the prices we charge for print advertising in each city have been generally stable, we have from time to time undertaken special promotions or sales campaigns in certain markets which impact our overall average revenue per page. In addition, differences in the relative growth rates in the local markets affect our overall average revenue per page. Although the prices we charge in our individual markets may remain generally unchanged, we expect that faster growth in lower priced markets will reduce our overall average revenue per page.
     The growth experienced by our print advertising business has varied in recent years. We believe this growth has been affected by a number of factors including, but not limited to, changes in market demand for print advertising services in China, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. These factors, many of which are outside of our control, may continue to impact the growth and development of our print advertising business and may result in significant growth rate fluctuations on a quarterly or annual basis. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We rely on our print advertising business to provide a majority of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.”
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
     As our customers usually place orders for print advertisements on a week-to-week basis, our print advertising business is subject to weekly fluctuations. We do not recognize advertising revenue until an advertisement is actually printed in 51job Weekly. As a result, delays or cancellations by advertisers hamper our ability to predict print advertising revenues for future periods and makes it difficult for us to accurately forecast revenues with any degree of certainty. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Our recruitment advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.”
     We generally require that all advertising fees be paid in advance of posting an advertisement, although we may offer credit terms to select clients on a case-by-case basis.
     Online Recruitment Services Revenues. We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our www.51job.com website and for access to eHire through which our resumé download services and recruitment management tools are available. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within www.51job.com. We do not charge job seekers for using www.51job.com.
     We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of the Internet as a recruitment medium in China and our effectiveness in increasing the number of employers using our online recruitment services. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to attract print advertising customers to our online recruitment services, as well as new customers seeking the broader coverage offered by our integration of these two channels and reaching a wider audience of job seekers.
     We expect the future growth of our online recruitment services revenues will be largely driven by greater numbers of unique employers using these services rather than increases in average revenue per unique employer. The prices we charge for online recruitment services have been generally unchanged in recent years. Our overall average revenue per unique employer has been generally stable due to two offsetting trends. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. In addition, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which will also lead to a reduction in average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher-priced products has offset these factors that lower our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, difficulties we may encounter in developing or launching higher priced services as well as offerings of similar services by competitors.
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
     Executive Search Revenues. We generate our eSearch executive search revenues from fees and commissions paid by employers. We generally charge a total assignment fee of up to 30% of the candidate’s annual compensation, including a minimum upfront retainer. We offer executive search services as a part of our “one-stop” solution strategy to provide employers with a comprehensive suite of human resource services. We do not expect that this business will contribute significantly to our revenues in the foreseeable future and our ability to expand this business is affected by competition, our ability to retain our experienced consultants and the adoption of executive search by employers in China as an effective recruitment tool. As a result, we expect that our executive search service revenues may continue to decline as a percentage of our overall revenues.
     Other Human Resource Related Revenues
     We generate revenues from our other human resource related services principally from fees paid for attending our training seminars and for contracting our business processing outsourcing services as well as, to a lesser extent, for participating in our industry conferences, using our campus recruitment services, utilizing our assessment services and purchasing our salary survey studies. We expect to continue to expand our training and outsourcing businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solution strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising businesses over time.
     Growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase adoption of these types of products and services as well as a relaxation of government regulations in China. We believe the increase in our other human resource related revenues has been primarily driven by growing customer acceptance of these products and services, particularly our training and business process outsourcing services, as well as our sales and marketing efforts. In 2007, we achieved high growth in our other human resource related revenues, which provided 13.6% of our total revenues. We expect that as we continue to expand these services and meet growing market demand, revenues generated from these services may increase as a percentage of our overall revenues in the future.
Net Revenues and Business Taxes
     Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2005, 2006 and 2007 and included as other income in our statement of operations. We cannot assure you if or when we will receive such financial incentives in the future.

Costs
     We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.
     The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
Cost of services	(47.9%)	(44.6%)	(43.7%)
Total operating expenses	(38.4%)	(38.0%)	(38.7%)
     Our cost of services declined as a percentage of our net revenues from 2005 to 2007. We believe this has been primarily a result of our ability to achieve greater economies of scale and operating efficiencies, particularly in our print advertising and online recruitment services businesses. As we have grown our operations and infrastructure, we believe that we have also been able to attract new employers and to increase cross-selling opportunities with existing customers across our various markets. This has allowed us to achieve greater economies of scale as we have realized a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs. The higher growth and revenue contribution of the online business relative to our other businesses has improved our overall operating efficiency. We believe that our online recruitment services business will achieve higher profit margins than our other recruitment related businesses in the longer term.
     We believe that our operating expenses increased as a percentage of our net revenues in 2005 due to the expansion of our sales force, higher marketing expenses and greater general administrative expenses following our becoming a public company in September 2004. In 2006, our operating expenses declined slightly as a percentage of our net revenues compared to the prior year as operating leverage was largely offset by higher share-based compensation expenses. Our operating expenses as a percentage of our net revenues increased in 2007 due to greater sales and marketing expenses as well as a loss provision relating to a third party contractor included in general and administrative expenses. Although we expect to increase spending on sales and marketing activities and product development in order to strengthen our brand and enhance our service offerings, we aim to decrease our cost of services and total operating expenses as a percentage of our net revenues in the longer term through economies of scale and improved operating efficiencies. However, our ability to achieve economies of scale and operating efficiencies is subject to significant uncertainties. As a result, we cannot assure you that we will be able to decrease these costs as a percentage of our net revenues.
     Cost of Services
     Our cost of services primarily consists of printing related expenses and employee compensation. Printing related costs, which principally include printing, publishing and distribution expenses that we pay to our newspaper contractors, represent the majority of our cost of services. Our printing related costs are characterized by both fixed and variable components. In addition, these costs have tended not to increase or decrease proportionately to increases or decreases in our print advertising revenues. As a result, we have been able to grow our print advertising businesses while incurring lower printing related costs relative to our print advertising revenues. We aim to lower our printing related costs as a percentage of print advertising revenues and we continuously seek opportunities to secure more favorable terms with local newspaper contractors, which may result in changes in our newspaper contractors. In addition, to a significant extent, we have been able to leverage our existing infrastructure to grow our online recruitment services revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. The majority of our employee compensation and other costs of services are largely shared across our various business lines.
     Operating Expenses
     Our operating expenses include sales and marketing expenses and general and administrative expenses.

     The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
Operating expenses:
Sales and marketing	(20.5%)	(20.7%)	(22.7%)
General and administrative	(17.9)	(17.3)	(16.0)

Total operating expenses	(38.4%)	(38.0%)	(38.7%)

     Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. Our sales and marketing expenses have increased in recent years due primarily to expansion of our sales force and greater marketing and promotional activities. We expect to invest further resources to strengthen our market position and brand. We also receive marketing support for 51job Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.
     Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. Our general and administrative expenses as a percentage of our net revenues declined from 2005 to 2007 due primarily to improved operating efficiencies, although the decrease was largely offset in 2006 by higher share-based compensation expenses under the adoption of a new accounting policy and in 2007 by a loss provision relating to a third party contractor. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.
Income Taxation
     We file separate income tax returns because we, our subsidiaries and our affiliated entities are incorporated in different jurisdictions.
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
     Under the former PRC laws and regulations, foreign-invested enterprises that are incorporated in China were generally subject to enterprise income tax, or EIT, at a rate of 33%. As opposed to our business taxes which are based on our total revenues and discussed above in “— Revenues — Net Revenues and Business Taxes,” EIT is a separate tax based on our taxable income. The PRC government also entitled newly organized PRC entities conducting advertising businesses to elect a tax exemption for their first two years of operation and to carry forward tax losses incurred, if any, during this two-year period to future periods subject to government approval. A number of our AdCo Subsidiaries had received the two-year tax exemption treatment and, upon expiration of these exemptions beginning in 2004, were taxed at the then statutory tax rate of 33%. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and losses from foreign currency translation which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the statutory rate.
     On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the new EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. Prior to the promulgation of the new EIT Law, we obtained preferential tax treatment from local tax authorities for AdCo’s subsidiary in Shenzhen and Wang Cai AdCo’s subsidiaries in Shanghai and Shenzhen, each at a tax rate of 15%. In late 2006, our foreign-invested Chinese subsidiary, Tech JV, obtained approval from the tax bureau of Pudong New District for a preferential EIT rate of 15% in Shanghai. Other branches of Tech JV were granted a preferential EIT rate of 30%. We are awaiting further official clarifications to determine the tax status of these entities as well as how to grandfather preferential tax statuses if they remain available to us. Meanwhile, we are subject to the new 25% EIT rate.
     Under the former PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises, such as TechJV, were exempt from PRC withholding tax. However, pursuant to the new EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China. Under the new EIT Law, we may be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% enterprise income tax rate as to our global income. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If certain preferential tax treatments become unavailable in China, our effective income tax rate would increase.”
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
     Income Taxes
     We adopted Financial Accounting Standard Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” or FIN 48, effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in our financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We did not incur a cumulative effect adjustment upon adoption of FIN 48. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. For the year ended December 31, 2007, we did not have any interest and penalties associated with uncertain tax positions.
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
     We had deferred tax assets, net of valuation allowance, of RMB6.3 million as of December 31, 2005, RMB4.9 million as of December 31, 2006 and RMB6.1 million (US$0.8 million) as of December 31, 2007.
     As of December 31, 2005, 2006 and 2007, we recognized aggregate valuation allowances of RMB5.8 million, RMB7.8 million and RMB6.5 million (US$0.9 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.
     Share-Based Compensation
     Prior to January 1, 2006, we accounted for share-based compensation arrangements under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123. In general, compensation cost under APB No. 25 was recognized based on the difference, if any, between the estimated fair value or market value of our common shares and the amount an employee was required to pay to acquire the shares, as determined on the date the option was granted. Compensation cost, if any, was recorded in shareholders’ equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation was amortized and charged to expense based on the vesting terms of the underlying options. We recognized share-based compensation in connection with the grant of options to employees and directors, the sale of common shares to one of our directors at a price below fair market value, and the extension of the exercise period of options held by certain terminated employees. This resulted in share-based compensation expense of RMB14.6 million in 2005.
     Beginning on January 1, 2006, we have accounted for share-based compensation arrangements under Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires companies to expense the value of employee stock options and similar awards. Under SFAS No. 123R, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We have selected the modified prospective method as the transitional method, under which the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123 be charged to expense without any change in previously calculated measurement. We recognized share-based compensation expense of RMB28.5 million in 2006 and RMB29.7 million (US$4.1 million) in 2007 in connection with the grant of options to our employees, executives and directors.
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
     See note 2(n) to our consolidated financial statements included elsewhere in this annual report for further discussion of stock-based compensation under SFAS No. 123R. The guidance provided in SFAS No. 123R and Staff Accounting Bulletin No. 107, or SAB No. 107, is relatively new and may be subject to further interpretation and refinement over time. The adoption of SFAS No. 123R increased our share-based compensation expense in our consolidated statement of operations beginning in 2006 and we expect the implementation of SFAS No. 123R may continue to adversely affect our earnings in the future.
     Basis for Consolidation and Our Relationships with Our Affiliated Variable Interest Entities
     We consolidate 100% of the interests of all of our subsidiaries and affiliated entities.
     We have entered into contractual arrangements with Qian Cheng, RAL and Run An under which we bear all of their economic risk and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng, RAL and Run An under FASB Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46R. Qian Cheng and RAL are wholly owned by Run An. Run An is jointly owed by David Weimin Jin and Tao Wang, PRC nationals and executive officers of our company.
     FIN 46R requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Qian Cheng, RAL and Run An, we are considered the primary beneficiary of Qian Cheng, RAL and Run An, and all of their interests have been consolidated in our financial statements. In addition, as a result of our consolidation of Qian Cheng, its minority interests in Tech JV and its subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Qian Cheng, RAL and Run An have been eliminated upon consolidation.
     In the opinion of Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
     For additional information with respect to our contractual arrangements with Qian Cheng, RAL and Run An, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”
     Allowances for Doubtful Accounts
     We provide general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
     Long-Lived Assets
     Our accounting for long-lived assets, including property and equipment, is described in note 2(g) to our consolidated financial statements included elsewhere in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges. We assess impairment for long-lived assets whenever the net book value for these assets is more than the estimated future cash flows attributable to them. During each of the years ended December 31, 2005 and 2007, we did not record any impairment charges. In 2006, we recorded a RMB48,966 impairment charge associated with office equipment, which we disposed in 2007. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Results of Operations
     The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2005		2006		2007
(in thousands, except percentages)	RMB	%	RMB	%	RMB	%

Revenues:
Print advertising	356,285	63.4	389,535	59.0	430,621	53.9
Online recruitment services	159,495	28.4	219,794	33.3	282,688	35.4
Executive search	26,307	4.7	19,938	3.0	16,086	2.0
Other human resource related revenues	53,507	9.5	68,586	10.4	114,871	14.3

Total revenues	595,594	106.0	697,853	105.8	844,266	105.6
Less: Business and related tax	(33,568)	(6.0)	(38,010)	(5.8)	(44,982)	(5.6)

Net revenues	562,026	100.0	659,843	100.0	799,284	100.0

Cost of services(1)	(269,328)	(47.9)	(294,068)	(44.6)	(349,022)	(43.7)

Gross profit	292,698	52.1	365,775	55.4	450,262	56.3

Operating expenses(1):
Sales and marketing	(115,095)	(20.5)	(136,770)	(20.7)	(181,230)	(22.7)
General and administrative	(100,614)	(17.9)	(114,322)	(17.3)	(128,347)	(16.0)

Total operating expenses	(215,709)	(38.4)	(251,092)	(38.0)	(309,577)	(38.7)

Income from operations	76,989	13.7	114,683	17.4	140,685	17.6
Loss from foreign currency translation	(11,320)	(2.0)	(9,440)	(1.4)	(18,134)	(2.3)
Interest and investment income	20,385	3.6	20,744	3.1	24,635	3.1
Other income	5,313	1.0	1,914	0.3	1,793	0.2

Income before income tax provision	91,367	16.3	127,901	19.4	148,979	18.6
Income tax expense	(29,945)	(5.4)	(28,560)	(4.3)	(45,402)	(5.7)

Net income	61,422	10.9	99,341	15.1	103,577	12.9

(1) Share-based compensation expense:
Included in cost of services	(1,480)	(0.3)	(4,621)	(0.7)	(4,931)	(0.6)
Included in operating expenses:
Sales and marketing	(1,438)	(0.3)	(3,972)	(0.6)	(4,241)	(0.5)
General and administrative	(11,635)	(2.1)	(19,926)	(3.0)	(20,479)	(2.6)
      2007 Compared to 2006
     Total Revenues. Our total revenues increased 21.0% to RMB844.3 million (US$115.7 million) in 2007 from RMB697.9 million in 2006. This increase was primarily driven by growth in revenues from our online recruitment services, other human resource related services and print advertising. We derived our total revenues from:
•	Print Advertising. Our print advertising revenues increased 10.5% to RMB430.6 million (US$59.0 million) in 2007 from RMB389.5 million in 2006. This increase was primarily due to a higher number of recruitment advertisements placed in our editions of 51job Weekly as we increased customer penetration in our existing markets. We estimate that the number of print advertising pages increased 31.4% to 16,568 in 2007 from 12,609 in 2006. The increase in revenues from greater advertisement volumes was partially offset by a 15.9% decrease in our overall average revenue per page due to higher growth rates in lower priced markets. We did not materially change the prices we charge for print advertising in each local market in 2007.

•	Online Recruitment Services. Our online recruitment services revenues increased 28.6% to RMB282.7 million (US$38.8 million) in 2007 from RMB219.8 million in 2006. This increase was mainly attributable to growth in the number of unique employers placing recruitment and related advertisements on www.51job.com as well as greater use of our eHire web-based online resumé and recruitment management platform. We estimate that the number of unique employers increased 25.6% to 94,125 in 2007 from 74,950 in 2006. The prices we charge for our online recruitment services were generally unchanged in 2007. However, our average revenue per unique employer in 2007 increased 2.4% over 2006 as a result of the greater number of customers purchasing multiple online recruitment services and the migration of customers to higher priced products, both factors which increase our average revenue per unique employer, more than offset the increase in new online customers, who generally purchase basic, lower priced recruitment advertisements and decrease our average revenue per unique employer.

•	Executive Search. Our executive search revenues decreased 19.3% to RMB16.1 million (US$2.2 million) in 2007 from RMB19.9 million in 2006, primarily as a result of fewer candidate assignments.

•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 67.5% to RMB114.9 million (US$15.7 million) in 2007 from RMB68.6 million in 2006. This increase was primarily attributable to an increase in training revenues as we conducted a greater number of seminars and added new course content as well as an increase in business process outsourcing revenues from the growing number of corporate customers and their employees we served.
     Net Revenues. Our net revenues increased 21.1% to RMB799.3 million (US$109.6 million) in 2007 from RMB659.8 million in 2006. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB45.0 million (US$6.2 million) in 2007 and RMB38.0 million in 2006.
     Cost of Services. Our cost of services increased 18.7% to RMB349.0 million (US$47.8 million) in 2007 from RMB294.1 million in 2006. This increase was principally due to higher printing related expenses associated with greater page volumes of 51job Weekly as well as higher employee compensation expense from staff additions and a rise in wage levels. Our cost of services in 2007 also included share-based compensation expense of approximately RMB4.9 million (US$0.7 million) compared with RMB4.6 million in 2006. Our cost of services decreased as a percentage of net revenues in 2007 due to greater economies of scale and improved operating efficiencies in our businesses.
     Gross Profit. As a result of the above factors, our gross profit increased 23.1% to RMB450.3 million (US$61.7 million) in 2007 from RMB365.8 million in 2006. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 56.3% in 2007 compared with 55.4% in 2006.
     Operating Expenses. Our total operating expenses increased 23.3% to RMB309.6 million (US$42.4 million) in 2007 from RMB251.1 million in 2006. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as a loss provision included in general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses increased 32.5% to RMB181.2 million (US$24.8 million) in 2007 from RMB136.8 million in 2006. This increase was due to the expansion of our sales and marketing staff, higher employee salaries and commissions, and greater spending on advertising and promotional activities. Our advertising and promotion expenses in 2007 increased 79.6% to RMB34.1 million (US$4.7 million) from RMB19.0 million in 2006 due to a greater number of customer events and activities as well as increased spending on brand advertising campaigns. Our sales and marketing expenses in 2007 also included share-based compensation expense of RMB4.2 million (US$0.6 million) compared with RMB4.0 million in 2006.

•	General and Administrative Expenses. Our general and administrative expenses increased 12.3% to RMB128.3 million (US$17.6 million) in 2007 from RMB114.3 million in 2006. This increase was primarily due to a loss provision of RMB9.7 million (US$1.3 million) recorded in the fourth quarter of 2007 relating to the non-compliance to contract terms by a third party which provided services to us in connection with our human resource outsourcing operations in Beijing. We have terminated our relationship with the third party contractor and have been involved in an ongoing investigation of this contractor with the assistance of local authorities. Due to the contractor’s non-compliance, we have assessed that we face probable liability and have estimated a loss of RMB9.7 million (US$1.3 million) related to this matter. We are exploring all legal options available to recover funds from the third party contractor. However, the outcome of the investigation and our ability to recover funds is unclear.

In addition to the loss provision, our general and administrative expenses increased in 2007 due to higher employee compensation and depreciation and amortization expenses which were partially offset by lower office rent and professional services fees. Our general and administrative expenses in 2007 included share-based compensation expense of RMB20.5 million (US$2.8 million) compared with RMB19.9 million in 2006.

     Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB18.1 million (US$2.5 million) in 2007 compared with RMB9.4 million in 2006 as a result of the appreciation of the Renminbi against the U.S. dollar. For more information about China’s foreign exchange policy, see “Item 10. — Additional Information — Exchange Controls.”
     Interest and Investment Income. Our interest and investment income increased 18.8% to RMB24.6 million (US$3.4 million) in 2007 from RMB20.7 million in 2006 due to higher average balances in our interest bearing bank deposits.
     Income Tax Expense. We recorded an income tax expense of RMB45.4 million (US$6.2 million) in 2007 compared with RMB28.6 million in 2006. Our effective tax rate increased to 30.5% in 2007 from 22.3% in 2006 due to the expiration of certain tax exemptions for some of our entities in China in 2007. Effective January 1, 2008, we are subject to a new PRC tax law. For more information about taxation in China, see “— Income Taxation.”
     Net Income. As a result of the above factors, our net income increased 4.3% to RMB103.6 million (US$14.2 million) in 2007 from RMB99.3 million in 2006.
      2006 Compared to 2005
     Total Revenues. Our total revenues increased 17.2% to RMB697.9 million in 2006 from RMB595.6 million in 2005. This increase was primarily driven by growth in our print advertising revenues and our online recruitment services revenues, which was partially offset by a decrease in our executive search revenues. We derived our total revenues from:
•	Print Advertising. Our print advertising revenues increased 9.3% to RMB389.5 million in 2006 from RMB356.3 million in 2005. This growth was primarily due to a greater volume of print advertisements in our editions of 51job Weekly, which reflected increased penetration in existing markets and our sales and marketing efforts, as well as higher overall average revenue per page. We estimate that the number of print advertising pages increased 6.1% to 12,609 in 2006 from 11,884 in 2005. Our overall average revenue per page rose approximately 3.0% over 2005 as a result of modest price increases we made for certain print advertisement products in some cities in late 2005.

•	Online Recruitment Services. Our online recruitment services revenues increased 37.8% to RMB219.8 million in 2006 from RMB159.5 million in 2005. This increase was primarily the result of significant growth in the number of unique employers using our online recruitment services complemented by a modest increase in our average revenue per unique employer. We estimate that the number of unique employers increased 32.4% to 74,950 in 2006 from 56,599 in 2005, mainly due to our greater sales and marketing efforts and increased customer acceptance of the Internet as a channel for recruitment advertising. Although the prices we charge were generally unchanged in 2006, our average revenue per unique employer in 2006 increased 4.1% from 2005 as the employers who purchased multiple online services or higher priced products offset the first-time customers who generally purchase discounted introductory and promotional online recruitment services packages.

•	Executive Search. Our executive search revenues decreased 24.2% to RMB19.9 million in 2006 from RMB26.3 million in 2005 due to fewer candidate assignments and case closings.

•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 28.2% to RMB68.6 million in 2006 from RMB53.5 million in 2005. This increase was primarily driven by growth in sales of training and outsourcing services. Training revenues grew as a result of an increase in the number of public and in-house seminars we conducted in 2006. In addition, we believe the increase in revenues from our human resource outsourcing business reflected growing customer acceptance and demand for these services as well as our sales and marketing efforts.
     Net Revenues. Our net revenues increased 17.4% to RMB659.8 million in 2006 from RMB562.0 million in 2005. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB38.0 million in 2006 and RMB33.6 million in 2005.
     Cost of Services. Our cost of services increased 9.2% to RMB294.1 million in 2006 from RMB269.3 million in 2005. This increase was primarily attributable to higher employee compensation expense due to salary increases and the hiring of additional staff to service our growing customer base. In addition, we incurred higher printing related expenses associated with our 51job Weekly operations as well as an increase in page volumes. Our cost of services in 2006 also included an increase in share-based compensation expense to RMB4.6 million from RMB1.5 million in 2005 due to the adoption of SFAS No. 123R. Our cost of services declined as a percentage of net revenues as we benefited from increasing economies of scale and operating efficiencies in our businesses.

     Gross Profit. As a result of the above factors, our gross profit increased 25.0% to RMB365.8 million in 2006 from RMB292.7 million in 2005. Our gross profit margin was 55.4% in 2006 compared to 52.1% in 2005.
     Operating Expenses. Our total operating expenses increased 16.4% to RMB251.1 million in 2006 from RMB215.7 million in 2005. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses increased 18.8% to RMB136.8 million in 2006 from RMB115.1 million in 2005. This increase was primarily due to increases in commissions and bonuses paid to sales personnel, the hiring of additional sales and marketing staff, increases in employee salaries and benefits, increases in marketing and promotional expenses, and the addition of a new sales office in Tianjin in 2006. We calculate commissions based on a percentage of total revenues generated by a salesperson. In addition, we pay bonuses to account executives for achieving and exceeding certain sales targets and goals. Our total advertising and promotion expenses in 2006 decreased 11.1% to RMB19.0 million from RMB21.4 million in 2005 due to lower advertising expenses which were partially offset by higher promotion expenses from conducting a greater number of promotional events and other brand awareness activities. Our sales and marketing expenses in 2006 also included an increase in share-based compensation expense to RMB4.0 million from RMB1.4 million in 2005 due to the adoption of SFAS No. 123R.

•	General and Administrative Expenses. Our general and administrative expenses increased 13.6% to RMB114.3 million in 2006 from RMB100.6 million in 2005. This increase was primarily due to higher share-based compensation expense, hiring of additional office staff, higher employee salaries and bonuses, higher professional services fees, and costs associated with our purchase of office facilities in Shanghai, including greater depreciation expenses, moving and renovation expenses, and office management fees. Our general and administrative expenses in 2006 included a 71.3% increase in share-based compensation expense to RMB19.9 million from RMB11.6 million in 2005 due to the adoption of SFAS No. 123R.
     Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB9.4 million in 2006 compared with a loss of RMB11.3 million in 2005 due to the appreciation of the Renminbi against the U.S. dollar.
     Interest and Investment Income. Our interest and investment income increased 1.8% to RMB20.7 million in 2006 from RMB20.4 million in 2005 due to a higher interest rate environment.
     Income Tax Expense. We recorded an income tax expense of RMB28.6 million in 2006 compared to RMB29.9 million in 2005. Our effective tax rate decreased to 22.3% in 2006 from 32.8% in 2005. The decrease was primarily due to certain tax exemptions and preferential tax approvals obtained for some of our entities in China.
     Net Income. As a result of the above factors, our net income increased 61.7% to RMB99.3 million in 2006 from RMB61.4 million in 2005.
      Inflation
     Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. According to the National Bureau of Statistics, China’s general consumer price index increased 7.7% in May 2008 compared to May 2007. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.
      Unaudited Quarterly Results of Operations
     We have presented our unaudited quarterly results of operations for the four fiscal quarters of 2007. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented. Because the recruitment advertising and human resource industries in China are new and rapidly evolving, and because our business is also relatively new, operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

     The following table presents our unaudited quarterly results of operations for 2007:

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007
(in thousands)	RMB	RMB	RMB	RMB
Revenues:
Print advertising	113,557	107,569	114,065	95,430
Online recruitment services	61,585	71,203	73,018	76,882
Executive search	3,852	4,676	3,592	3,966
Other human resource related revenues	21,491	26,497	29,558	37,325

Total revenues	200,485	209,945	220,233	213,603

Net revenues	189,382	199,170	208,456	202,276
Cost of services(1)	(84,850)	(84,076)	(90,657)	(89,439)

Gross profit	104,532	115,094	117,799	112,837

Operating expenses(1):
Sales and marketing	(33,776)	(42,232)	(50,548)	(54,674)
General and administrative	(28,915)	(29,804)	(31,866)	(37,762)

Total operating expenses	(62,691)	(72,036)	(82,414)	(92,436)

Income from operations	41,841	43,058	35,385	20,401

Income before income tax provision	44,502	45,126	38,756	20,595
Income tax expense	(12,347)	(14,095)	(12,078)	(6,882)

Net income	32,155	31,031	26,678	13,713

(1) Share-based compensation expense:
Included in cost of services	(1,184)	(1,168)	(1,300)	(1,279)
Included in operating expenses:
Sales and marketing	(1,017)	(1,005)	(1,119)	(1,100)
General and administrative	(5,187)	(4,648)	(5,698)	(4,946)
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
Liquidity
     Our liquidity has been principally affected by our significant increases in net cash from operating activities as well as our repurchases of ADSs in the open market in 2005 and our purchases of property, equipment and software.
     The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2005	2006	2007	2007
(in thousands)	RMB	RMB	RMB	US$
Net cash provided by operating activities	122,026	185,229	193,315	26,501
Net cash used in investing activities	(54,391)	(144,402)	(41,248)	(5,655)
Net cash provided by (used in) financing activities	(74,098)	6,099	4,470	613
Net increase (decrease) in cash	(17,659)	38,064	138,822	19,031
     Cash Flows from Operating Activities. Our net cash provided by operating activities in 2005 increased to RMB122.0 million and consisted of RMB61.4 million in net income. The increase also included RMB14.6 million in share-based compensation, RMB13.1 million in depreciation and RMB11.3 million in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB22.8 million in advances from customers, an increase of RMB7.6 million in salary and employee related accrual, a decrease of RMB8.6 million in prepayments and other current assets, and a decrease of RMB7.4 million in taxes payable.

     Our net cash provided by operating activities in 2006 increased to RMB185.2 million and consisted of RMB99.3 million in net income, which increased primarily due to higher revenues generated by our online recruitment services and print advertising businesses as well as a lower effective tax rate. The increase in net cash provided by operating activities also included RMB28.5 million in share-based compensation, RMB15.9 million in depreciation and RMB9.4 million in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB17.3 million in advances from customers and an increase of RMB7.3 million in salary and employee related accrual.
     Our net cash provided by operating activities in 2007 increased to RMB193.3 million (US$26.5 million) and consisted of RMB103.6 million (US$14.2 million) in net income, which increased principally due to revenue growth in our online recruitment services, other human resource related services and print advertising businesses. The increase in net cash provided by operating activities also included RMB29.7 million (US$4.1 million) in share-based compensation, RMB18.4 million (US$2.5 million) in depreciation and RMB18.1 million (US$2.5 million) in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB15.1 million (US$2.1 million) in prepayments and other current assets, an increase of RMB17.6 million (US$2.4 million) in advances from customers, an increase of RMB9.7 million (US$1.3 million) in taxes payable and an increase of RMB7.7 million (US$1.0 million) from other payables and accruals.
     Cash Flows from Investing Activities. Our net cash used in investing activities from 2005 to 2007 reflected purchases of property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses and the opening of new offices. We established four new offices in 2005 and one new office in 2006. In 2005, we made installment payments totaling RMB22.8 million toward our purchase of an office complex in Shanghai’s Zhangjiang area. In 2006, we paid the remaining balance of RMB90.9 million to complete the purchase of our principal executive offices in Zhangjiang and purchased our former executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which serves as our downtown Shanghai sales office, for RMB27.9 million. In 2007, under our cooperation agreement with Recruit for the new coupon advertising company, we provided financing to the new company in the amount of RMB8.8 million (US$1.2 million).
     Cash Flows from Financing Activities. Our net cash from financing activities from 2005 to 2007 has been primarily affected by the repurchase of our ADSs and proceeds from the exercise of options by our employees, executives and directors. In 2005, our net cash used in financing activities consisted of our repurchase of 686,438 ADSs in the open market for an aggregate consideration of RMB75.6 million, which was partially offset by the exercise of options by employees and certain directors and officers. Our net cash provided by financing activities consisted of the exercise of options by employees and certain directors and officers in 2006 and 2007.
Capital Resources
     We have financed our operations primarily through cash flows from operating activities as well as equity investments by certain of our founders and current shareholders. To date, we have not financed our operations through significant borrowings, and as of December 31, 2007, we had no material debt obligations outstanding to unrelated parties.
     Our external financing has consisted primarily of the proceeds from our initial public offering. In October 2004, we raised net proceeds of RMB635.5 million from the sale of 6,037,500 ADSs in our initial public offering.
     Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to pay us any cash it receives as dividends or other distributions with respect to its minority shareholding in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC counsel’s opinion as to their enforceability, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual arrangements or dividends, we may be unable to effectively finance our operations.
     In April 2006, we completed the purchase of a new office complex in Shanghai’s Zhangjiang area for an aggregate consideration of RMB113.7 million. In addition, in July 2006, we completed the purchase of our former principal executive offices at 21st floor, Wen Xin Plaza, 755 Wei Hai Road, which serves as our downtown Shanghai sales office, for an aggregate consideration of RMB27.9 million. For a discussion of our capital expenditures, see “Item 4. — Information on the Company — History and Development of the Company.”
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
C. Research and Development
     We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2005, 2006 or 2007. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     Other than our operating lease and capital commitments, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
F. Contractual Obligations
     We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the lease of office premises and the lease of office equipment. Our contractual cash obligations consist largely of obligations under property lease agreements for office premises. Payments made under operating leases, net of any incentive discounts that we receive from the leasing company, are charged to our income statement on a straight-line basis over the lease periods.
     The following table sets forth our future minimum payments with respect to non-cancelable agreements as of December 31, 2007:

				Capital
	Operating Lease Commitments			Commitments
	Publication	Office		Office
	fees	premises	Others	equipment	Total
(in thousands)	RMB	RMB	RMB	RMB	RMB
Less than one year	51,912	14,775	11,709	929	79,325
1-3 years	31,398	20,426	3,508	—	55,332
3-5 years	960	5,033	72	—	6,065
More than 5 years	600	24,345	1,521	—	26,466

Total	84,870	64,579	16,810	929	167,188

     The term of our publication fee agreements is generally for two years and our office lease agreements ranges from one to five years. We expect to renew substantially all of these agreements as they expire, although we cannot predict the terms and conditions of such renewals. In addition, we have entered into a long-term contract with a property management company for the maintenance and management of our principal executive offices in Shanghai.
     Rental expenses incurred under operating leases were RMB28.7 million in 2005, RMB29.9 million in 2006 and RMB23.9 million (US$3.3 million) in 2007.
     WFOE, our wholly owned PRC subsidiary, has entered into equity pledge agreements with the respective shareholders of each Qian Cheng, RAL and Run An. Under each of these equity pledge agreements, WFOE has an option, exercisable during a term of ten years, to purchase the equity interests in each of Qian Cheng, RAL and Run An, respectively, when and if, and at the lowest price, permitted by PRC law. At the end of the term, if and to the extent these options have not been exercised, WFOE is obligated to purchase the maximum amount of the equity interest in Qian Cheng, RAL and Run An, respectively, as permitted by applicable PRC law. For a detailed description of these equity pledge agreements, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”
     We do not have material contractual obligations in currencies other than Renminbi.
Recent Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for us starting January 1, 2008. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for January 1, 2008, we will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No. 157 is not expected to have a material impact on our financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for us starting January 1, 2008. We do not believe the adoption of SFAS No. 159 will have a material effect on our financial statements.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51,” or SFAS No. 160, which clarifies the presentation of a noncontrolling interest in consolidated financial statements, establishes a single method of accounting for changes in a parent’s ownership interest and expands disclosure requirements. SFAS No. 160 will be effective for us on January 1, 2009. We are currently evaluating the impact of adopting SFAS No. 160 on our financial statements.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business combinations,” or SFAS No. 141R, which replaces SFAS 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R will be effective for us on January 1, 2009. We are currently evaluating the impact of adopting SFAS No. 141R on our financial statements.
     In December 2007, the Securities and Exchange Commission, or SEC, published Staff Accounting Bulletin No. 110, or SAB No. 110, which amends SAB No. 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FASB Statement No. 123R, “Share-Based Payment,” beyond December 31, 2007. We are currently evaluating the impact of adopting SAB No. 110 on our financial statements.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162, which is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). We are currently evaluating the impact of adopting SFAS No. 162 on our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The names of our current directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	78	Chairman of the board and independent director
Rick Yan.	45	Director, chief executive officer, president and secretary
David K. Chao(1) (2) (3)	41	Independent director
Dr. Xiaoyue Chen(1) (3)	61	Independent director
Hiroyuki Honda(4)	47	Non-executive director
Kathleen Chien	38	Chief financial officer and senior vice president
David Weimin Jin	38	Senior vice president
Tao Wang	45	Vice president
Jones Haijun Yu	35	Vice president

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

(4)	Pursuant to the share purchase agreement between Recruit Co., Ltd., or Recruit, and the selling shareholders, each of the selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Mr. Hiroyuki Honda, Recruit’s nominee, was elected to our board of directors on July 28, 2006.
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
     David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of a public mobile virtual network operator in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees. He also serves on the board of directors of Legend Capital and Spansion, Inc.
     Dr. Xiaoyue Chen is a director of our company. Dr. Chen has been an independent director of our company since August 2007. Dr. Chen holds Bachelor, Master and Ph.D degrees in Engineering, all from Tsinghua University. Dr. Chen is the Director of the Institute of Accountancy of Tsinghua University, a senior consultant of Beijing National Accounting Institute and the Vice President of the China Appraisal Society. He was the former President of Beijing National Accounting Institute, Associate Dean of the School of Economics and Management of Tsinghua University and Dean of the Department of Accounting of Tsinghua University. Dr. Chen also serves as an independent director of China Shenhua Energy Company Limited, China Unicom Limited and Yunnan Baiyao Group Company Limited.
     Hiroyuki Honda is a director of our company. Mr. Honda became a director of our company in July 2006. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984. He is an executive vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of the Corporate Planning Office and Business Development Office. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation and Yahoo! Japan Corporation. In over two decades at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and led Recruit’s human resource related business group.
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
B. Compensation
Compensation of Directors and Executive Officers
     We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2007, the aggregate cash compensation to our non-executive directors as a group was approximately US$99,500 (RMB725,813). In 2007, we granted options to acquire an aggregate of 385,344 common shares to our non-executive directors.

     For the year ended December 31, 2007, the aggregate cash compensation to our executive officers as a group was approximately RMB6.7 million (US$0.9 million). We granted options to acquire an aggregate of 359,232 common shares to our executive officers in 2007.
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

	Common shares
	underlying options
	granted	Exercise price	Date of grant	Date of expiration
		US$
Granted in 2005
Rick Yan	160,800	8.695	April 22, 2005	April 21, 2011
David K. Chao	40,000	7.00	July 25, 2005	July 24, 2011
Kathleen Chien	81,600	8.695	April 22, 2005	April 21, 2011
David Weimin Jin	40,800	8.695	April 22, 2005	April 21, 2011
Tao Wang	21,600	8.695	April 22, 2005	April 21, 2011
Jones Haijun Yu	31,200	8.695	April 22, 2005	April 21, 2011
Other employees	343,200	8.695	April 22, 2005	April 21, 2011
	30,000	6.25	November 6, 2005	November 10, 2011

	749,200

Granted in 2006
Donald L. Lucas	40,032	8.365	April 3, 2006	April 2, 2012
Rick Yan	160,800	8.365	April 3, 2006	April 2, 2012
David K. Chao	40,032	8.365	April 3, 2006	April 2, 2012
Hiroyuki Honda	14,976	9.83	July 28, 2006	July 27, 2012
Kathleen Chien	81,600	8.365	April 3, 2006	April 2, 2012
David Weimin Jin	31,200	8.365	April 3, 2006	April 2, 2012
Tao Wang	31,200	8.365	April 3, 2006	April 2, 2012
Jones Haijun Yu	31,200	8.365	April 3, 2006	April 2, 2012
Other employees	437,952	8.365	April 3, 2006	April 2, 2012

	868,992

Granted in 2007
Donald L. Lucas	40,032	8.795	April 16, 2007	April 15, 2013
	160,128	8.77	May 25, 2007	May 24, 2013
Rick Yan	100,032	8.795	April 16, 2007	April 15, 2013
David K. Chao	40,032	8.795	April 16, 2007	April 15, 2013
	40,032	9.355	August 8, 2007	August 7, 2013
Dr. Xiaoyue Chen	60,096	9.355	April 16, 2007	April 15, 2013
Hiroyuki Honda	14,976	8.795	April 16, 2007	April 15, 2013
	30,048	8.80	September 24, 2007	September 23, 2013
Kathleen Chien	81,600	8.795	April 16, 2007	April 15, 2013
David Weimin Jin	81,600	8.795	April 16, 2007	April 15, 2013
Tao Wang	48,000	8.795	April 16, 2007	April 15, 2013
Jones Haijun Yu	48,000	8.795	April 16, 2007	April 15, 2013
Other employees	444,576	8.795	April 16, 2007	April 15, 2013

	1,189,152

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
     Audit Committee
     Our audit committee reports to the board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. The members of our audit committee are Donald L. Lucas, who acts as the chairman of our audit committee, David K. Chao and Dr. Xiaoyue Chen. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.
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
     Nominating and Corporate Governance Committee
     Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are Dr. Xiaoyue Chen, who acts as the chairman of the committee, and David K. Chao. Our board of directors has determined that the members of our nominating and corporate governance committee are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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
Terms of Directors and Executive Officers
     At each annual general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. Our next annual general meeting is currently scheduled for August 2008.
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
     Under our fifth amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company and must not have acted in a manner willfully or grossly negligent, and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our fifth amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.
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

D. Employees
     We had 2,986 employees, 3,517 employees and 3,941 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2007.

Sales and account management	1,615
Marketing and merchandising	856
Technology and online operations	497
Customer service and production	461
Search and training consultants	160
General and administrative	352

Total	3,941	*

*	Includes 838 temporary, part-time and contract employees.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership of our common shares as of May 31, 2008:
•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Percentage of beneficial ownership is based on 56,620,739 common shares outstanding as of May 31, 2008 and the number of common shares underlying options held by such person as of that date. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	15,316,996	26.9
David K. Chao(1)	10,229,598	18.0
Kathleen Chien	1,763,958	3.1
David Weimin Jin	90,200	*
Donald L. Lucas	81,732	*
Tao Wang	72,300	*
Jones Haijun Yu	57,900	*
Hiroyuki Honda(2)	18,428	*
Dr. Xiaoyue Chen	—	—
All directors and executive officers as a group	27,631,112	48.2

Principal shareholders:
Rick Yan	15,316,996	26.9
Recruit Co., Ltd.(2)	12,325,199	21.8
Entities affiliated with DCM(3)	9,754,329	17.2
Noonday Asset Management, L.P.(4)	2,861,158	5.1

(1)	Includes 3,201,171 common shares owned by DCM III, L.P., 84,817 common shares owned by DCM III-A, L.P., 156,406 common shares owned by DCM Affiliates Fund III, L.P., 5,169,293 common shares owned by Doll Technology Investment Fund II, L.P., 287,020 common shares owned by DCM Network Fund, L.P., 530,892 common shares owned by DCM Internet Fund, L.P., and 324,730 Common shares owned by Doll Technology Affiliates Fund II, L.P. The respective general partners of these entities are DCM Investment Management III, L.L.C. and Doll Technology Investment Management II, L.L.C. and share voting and investment power with respect to shares held by each of the limited partnerships. The managing members of DCM Investment Management III, L.L.C. are David K. Chao, Dixon R. Doll and Peter Moran; the managing members of Doll Technology Investment Management II, L.L.C. are David K. Chao and Dixon R. Doll. Each managing member disclaims beneficial ownership of shares held by the limited partnerships, except to the extent of their respective pecuniary interests therein. Also includes beneficial ownership of 433,577 common shares by David K. Chao. The address of David K. Chao and the entities affiliated with DCM is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	The address for Hiroyuki Honda and Recruit Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

(3)	Name and number of shares owned by each entity affiliated with DCM are described in Note (1) above.

(4)	Based on their Schedule 13G filing with the Securities and Exchange Commission on January 28, 2008. The address for Noonday Asset Management, L.P. is 227 West Trade Street, Suite 2140, Charlotte, NC 28202.

*	Less than 1%.
     As of May 31, 2008, 11,798,935 of our common shares, representing 20.8% of our common shares outstanding, were held by a total of 14 holders of record with addresses in the United States. As of the same date, 8,960,362 of our ADSs, representing 17,920,724 common shares, or 31.7% of our outstanding shares, were held by a total of five registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.
     In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning in April 2006 and result in Recruit owning approximately 40% of our fully diluted common shares outstanding as of December 31, 2005. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Recruit has agreed not to sell or otherwise transfer an interest in any of the shares it has purchased under the agreement for one year following the date of such purchase.

B. Related Party Transactions
Contractual Arrangements Among Our Group Entities
     The PRC government has regulated foreign ownership of advertising, human resource related services and Internet content provision businesses. As a result, relationships and economic arrangements among our subsidiaries, affiliated entities and their respective shareholders are governed by a series of agreements. The material agreements which currently govern the relationships and economic arrangements among our group entities are illustrated in the following chart and described in greater detail below.
      Technical and Consulting Service Agreements
     Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004 under which WFOE has the exclusive right to provide advertising related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. The agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement.
     RAL Technical and Consulting Service Agreement. WFOE and RAL have entered into a technical and consulting service agreement dated as of May 3, 2004 under which WFOE has the exclusive right to provide software and web related technical and consulting services to RAL. RAL will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to RAL from time to time. The agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by RAL. RAL has no early termination rights with respect to this agreement.
     Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007 under which WFOE has the exclusive right to provide software and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. The agreement has a term of ten years and may be extended with the consent of the parties. This agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.
      Equity Pledge Agreements
     Qian Cheng Equity Pledge Agreement. As security for Qian Cheng’s obligations under the technical and consulting service agreement, the shareholders of Qian Cheng have pledged all of their equity interest in Qian Cheng to WFOE under an equity pledge agreement dated as of May 3, 2004. Upon the occurrence of certain defaults by Qian Cheng as defined in the Qian Cheng equity pledge agreement, including any default by Qian Cheng in respect of any provisions of the Qian Cheng technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of Qian Cheng have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Qian Cheng equity pledge agreement. The pledge cannot be released until the discharge of all of Qian Cheng’s obligations under the Qian Cheng technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of Qian Cheng. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in Qian Cheng to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in Qian Cheng to the extent permitted under PRC laws. In all cases, the purchase price shall be the lowest price permitted under PRC laws.
     RAL Equity Pledge Agreement. As security for RAL’s obligations under the technical and consulting service agreement, the shareholders of RAL have pledged all of their equity interest in RAL to WFOE under an equity pledge agreement dated as of May 3, 2004. Upon the occurrence of certain defaults by RAL as defined in the RAL equity pledge agreement, including any default by RAL in respect of any provisions of the RAL technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of RAL have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the RAL equity pledge agreement. The pledge cannot be released until the discharge of all of RAL’s obligations under the RAL technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of RAL. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in RAL to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in RAL to the extent permitted under PRC laws. In the case of an option held by a foreign entity, PRC law requires that the exercise price of the option be determined at the time of exercise by reference to the appraised value of the underlying equity interest. The exercise price determined by the parties may not be significantly lower than this appraised value and must also be approved by relevant PRC regulatory authorities. To comply with these regulations, the parties to the RAL equity pledge agreement have agreed that the exercise price of the equity interest in RAL shall be the lowest price permitted by PRC law.
     Run An Equity Pledge Agreement. As security for Run An’s obligations under the technical and consulting service agreement, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE under an equity pledge agreement dated as of September 11, 2007. Upon the occurrence of certain defaults by Run An as defined in the Run An equity pledge agreement, including any default by Run An in respect of any provisions of the Run An technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of Run An have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Run An equity pledge agreement. The pledge cannot be released until the discharge of all of Run An’s obligations under the Run An technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of Run An. The board may only choose from the candidates so recommended by WFOE. In addition, during the ten-year term of the agreement, WFOE has the option to purchase the equity interest in Run An to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in Run An to the extent permitted under PRC laws. In the case of an option held by a foreign entity, PRC law requires that the exercise price of the option be determined at the time of exercise by reference to the appraised value of the underlying equity interest. The exercise price determined by the parties may not be significantly lower than this appraised value and must also be approved by relevant PRC regulatory authorities. To comply with these regulations, the parties to the Run An equity pledge agreement have agreed that the exercise price of the equity interest in Run An shall be the lowest price permitted by PRC law.
      Other Agreements
     Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007 with David Weimin Jin and Tao Wang, two of our executive officers, with the sole and exclusive purpose to fund the capitalization of Run An. A loan amount of RMB3.0 million was provided to each individual to acquire a 50% equity interest in Run An. The term of the interest-free loan agreements is ten years from the date thereof.
     Tech JV and RAL Cooperation Agreement. Tech JV and RAL have entered into a cooperation agreement dated as of May 3, 2004 under which RAL agrees to provide human resource related services to Tech JV’s customers and post human resource related information on its website www.51job.com, and Tech JV agrees to pay RAL an amount equal to the direct operating costs incurred by RAL, plus a 5% margin. In addition, Tech JV agrees to provide technical support to RAL in connection with its provision of human resource related services and the development, construction and maintenance of RAL’s website. The cooperation agreement has a term of ten years and may be extended with the consent of the parties.
     Domain Name License Agreement. 51net has entered into a domain name license agreement with RAL dated as of May 3, 2006 under which 51net has granted to RAL the right to use the www.51job.com domain name in the PRC in connection with RAL’s operation of its website. RAL is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement has a term of two years and is renewable upon the written consent of 51net.
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
     In the opinion of Jun He Law Offices, our PRC legal counsel, the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the effectiveness of the equity pledge agreements, which are subject to registration with the relevant administrations of industry and commerce, and the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
Stock Option Grants
     We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our 2000 stock option plan. As of December 31, 2007, there were outstanding options to purchase an aggregate of 2,653,130 common shares in our company. For a description of our 2000 stock option plan and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”
Loans and Advances
     In 2005, Michael Lei Feng, a former executive officer of our company, made an advance to us in the principal amount of RMB0.5 million in connection with increasing the registered share capital of one of our variable interest entities. This advance was repaid in full in 2006.
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
     In a separate transaction in April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these selling shareholders. As of May 31, 2008, Recruit owned 12,325,199 common shares of our company.
Investment in Coupon Advertising Services Company with Recruit
     In August 2007, we entered into a cooperation agreement with Recruit to form a new company focused on coupon advertising services in China. Under the agreement, we have committed to providing this new company with up to RMB32.8 million (US$4.5 million) in financing and have the ability to acquire up to 40% of the new company’s share capital. The coupon company launched its inaugural issue in Shanghai in September 2007. We do not participate in the management of this company, but we can and have nominated two of the five directors to the board of the coupon company. As of December 31, 2007, we have provided financing to the newly formed company in the amount of RMB8.8 million (US$1.2 million).
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
Dividend Policy
     Since the incorporation of our company in 2000, we have never declared or paid any cash dividends on our common shares. We have historically retained earnings to finance operations and the expansion of our business. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our future prospects, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries and our affiliated entities, and other factors deemed relevant by our board of directors. Any future dividends on our common shares would be declared by and subject to the discretion of our board of directors.
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
     The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for (1) the years ended December 31, 2004, 2005, 2006 and 2007, (2) each of the nine most recent fiscal quarters and (3) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2004(1)	55.55	18.61
2005	53.50	9.71
2006	31.90	12.70
2007	25.44	14.02

Quarterly highs and lows
First quarter 2006	19.49	14.40
Second quarter 2006	31.90	15.50
Third quarter 2006	23.79	13.20
Fourth quarter 2006	18.46	12.70
First quarter 2007	18.39	14.02
Second quarter 2007	19.44	15.52
Third quarter 2007	20.98	15.55
Fourth quarter 2007	25.44	17.59
First quarter 2008	19.66	16.01

Monthly highs and lows
December 2007	20.16	17.71
January 2008	19.56	16.05
February 2008	19.25	17.46
March 2008	19.66	16.01
April 2008	18.42	16.27
May 2008	20.50	17.86
June 2008 (through June 26, 2008)	19.94	17.79

(1)	Our ADSs commenced trading on September 29, 2004.
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
C. Material Contracts
     Except for the agreements discussed below, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. — Information on the Company” or elsewhere in this annual report on Form 20-F.
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
     In August 2007, we entered into a cooperation agreement with Recruit to form a new company focused on coupon advertising services in China. Under the agreement, we have committed to providing this new company with up to RMB32.8 million (US$4.5 million) in financing and have the ability to acquire up to 40% of the new company’s share capital. As of December 31, 2007, we have provided financing in the amount of RMB8.8 million (US$1.2 million) to the coupon company.
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
     Except where noted, this summary deals only with ADSs and common shares that are held as capital assets by U.S. Holders. This summary does not describe all of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:
•	dealers in securities or currencies;

•	regulated investment companies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark to market method of accounting;

•	persons liable for the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes;

•	persons who own or are deemed to own more than 10% of our voting shares; or

•	persons whose “functional currency” is not the U.S. dollar.
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
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
     ADSs
     In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying common shares that are represented by such ADSs. Deposits and withdrawals of common shares in exchange for ADSs will not be subject to U.S. federal income taxation.
     Distributions on ADSs or Common Shares
     Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of the distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes, if any) will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under U.S. federal income tax law. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2011 will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:
•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a passive foreign investment company in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (1) we are not a passive foreign investment company and (2) the ADSs are listed on the Nasdaq Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.
     In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid with respect to the ADSs or common shares. In that case, however, the U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and generally will constitute “passive category income” for U.S. foreign tax credit limitation purposes. Furthermore, in certain circumstances, if a U.S. Holder has held the ADSs or common shares for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for any

PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
     To the extent that the amount of any distribution exceeds our current or accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain. We do not expect to provide U.S. Holders of common shares or ADSs with information regarding the amount of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Therefore, U.S. Holders should generally expect distributions to be treated as dividends for U.S. federal income tax purposes (as discussed above).
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
     Sale, Exchange or Other Disposition of ADSs or Common Shares
     Subject to the discussion under “Passive foreign investment company rules” below, upon the sale, exchange or other disposition of ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or common shares. A U.S. Holder’s tax basis in an ADS or a common share will be, in general, the price it paid for that ADS or common share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the sale, exchange or other disposition of the ADSs or common shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.
     Passive Foreign Investment Company Rules
     We believe that we were not a passive foreign investment company for 2007 and based on the projected composition of our income and valuation of our assets, we do not expect to be a passive foreign investment company for 2008. In addition, we do not expect to become one in the future, although this may change. The determination of whether we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ADSs from time to time, which may be volatile. For a discussion of the risks related to the possible tax effects should we be considered a passive foreign investment company, see “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.”
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
     If we are a passive foreign investment company for any taxable year and any of our non-United States subsidiaries is also a passive foreign investment company, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier passive foreign investment company for purposes of the application of these rules. U.S. Holders are urged to consult their own tax advisors about the application of the passive foreign investment company rules to any of our subsidiaries.
     In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or common shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or common shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq Global Select Market is a qualified exchange but no assurance can be given that the ADSs will be regularly traded for the purposes of the mark-to-market election.
     If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or common shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs or common shares, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or common shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.
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
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission, or the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
     Our financial statements have been prepared in accordance with U.S. GAAP.
     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I. Subsidiary Information
     Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
     Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2007, we had cash and cash equivalents of RMB1.0 billion (US$138.1 million). Cash and cash equivalents consist of cash on hand and in banks.
     The carrying amounts of cash and cash equivalents, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2007, approximately 24% of our cash and cash equivalents were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.
Foreign Exchange Risk
     Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 2.5% in 2005, 3.3% in 2006 and 6.5% in 2007, which resulted in a loss from foreign currency translation for us of RMB11.3 million in 2005, RMB9.4 million in 2006 and RMB18.1 million (US$2.5 million) in 2007. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.
Report of Management on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act, for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
     Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-2 of this Form 20-F.
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

	2006	2007	2007
(in thousands)	RMB	RMB	US$
Audit fees	4,457	5,352	733
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
     None.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBIT INDEX

Exhibits	Description
1.1	Amended and Restated Memorandum and Articles of Association. (Incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.1	Specimen of Share Certificate. (Incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2	Specimen of American Depositary Receipt. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3	Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 9, 2004)

4.1	2000 Stock Option Plan. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.2	Form of Employment, Confidential Information and Invention Assignment Agreement. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.3	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4	Form of Investor Rights Agreement. (Incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5*	Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.

4.6	Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.7	Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits	Description
4.8*	Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.

4.9	Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Shanghai Run An Lian Information Consultancy Co., Ltd. (Incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.10	Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.11*	Equity Pledge Agreement dated as of September 11, 2007 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.

4.12*	Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd.

4.13*	Share Transfer Agreement dated as of November 20, 2007 among the shareholders of Shanghai Run An Lian Information Consultancy Co. Ltd.

4.14*	Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd.

4.15	Cooperation Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.16	Supplemental Agreement to the Cooperation Agreement effective as of April 1, 2007 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 28, 2007)

4.17	Domain Name License Agreement dated as of May 3, 2006 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 28, 2007)

4.18	Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.19	Share Transfer Agreement dated as of April 5, 2004 among Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., 51net.com Inc. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.20	Business Alliance Agreement dated as of April 5, 2006 between 51job, Inc. and Recruit Co., Ltd. (Incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006)

4.21*	Cooperation Agreement dated as of August 9, 2007, as amended as of March 27, 2008, between 51job, Inc. and Recruit Co., Ltd.

8.1*	List of subsidiaries of 51job, Inc.

11.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits	Description
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jun He Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.
By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: June 27, 2008

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of 51job, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 2(n) to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
June 27, 2008

51JOBS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(in thousands, except number of shares and	Note	2005	2006	2007	2007
per share data)		RMB	RMB	RMB	US$ (Note 2(c))
Revenues:
Print advertising		356,285	389,535	430,621	59,033
Online recruitment services		159,495	219,794	282,688	38,753
Executive search		26,307	19,938	16,086	2,205
Other human resource related revenues		53,507	68,586	114,871	15,747

Total revenues		595,594	697,853	844,266	115,738

Less: Business and related taxes		(33,568)	(38,010)	(44,982)	(6,166)

Net revenues		562,026	659,843	799,284	109,572

Cost of services(1)		(269,328)	(294,068)	(349,022)	(47,847)

Gross profit		292,698	365,775	450,262	61,725

Operating expenses(1):
Sales and marketing		(115,095)	(136,770)	(181,230)	(24,844)
General and administrative		(100,614)	(114,322)	(128,347)	(17,595)

Total operating expenses		(215,709)	(251,092)	(309,577)	(42,439)

Income from operations		76,989	114,683	140,685	19,286
Loss from foreign currency translation		(11,320)	(9,440)	(18,134)	(2,486)
Interest and investment income		20,385	20,744	24,635	3,377
Other income		5,313	1,914	1,793	245

Income before provision for income tax		91,367	127,901	148,979	20,422
Income tax expense	8	(29,945)	(28,560)	(45,402)	(6,224)

Net income		61,422	99,341	103,577	14,198

Other comprehensive income:
Currency translation adjustments		388	579	419	57
Unrealized loss for investment		(204)	—	—	—

Comprehensive income		61,606	99,920	103,996	14,255

Earnings per share:	12
— Basic		1.10	1.79	1.84	0.25
— Diluted		1.07	1.76	1.83	0.25
Earnings per ADS(2):
— Basic		2.21	3.58	3.68	0.50
— Diluted		2.15	3.52	3.66	0.50
Weighted average number of shares outstanding:
— Basic		55,607,716	55,422,447	56,279,193	56,279,193
— Diluted		57,254,454	56,409,260	56,631,598	56,631,598
(1) Share-based compensation:
Included in cost of services		(1,480)	(4,621)	(4,931)	(676)
Included in operating expenses
— Sales and marketing		(1,438)	(3,972)	(4,241)	(581)
— General and administrative		(11,635)	(19,926)	(20,479)	(2,807)

(2)	Each ADS represents two common shares.
The accompanying notes are an integral part of these financial statements.

51JOBS, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007

	Note		2006	2007	2007
(in thousands, except number of shares and per share data)			RMB	RMB	US$ (Note 2(c))
ASSETS

Current assets:
Cash			868,698	1,007,520	138,119
Accounts receivable (net of allowance for doubtful accounts of RMB2,612 and RMB3,879 as of December 31, 2006 and 2007, respectively)	3		28,431	29,706	4,072
Prepayments and other current assets	4		18,064	33,132	4,542
Deferred tax assets, current	8		4,383	4,930	676

Total current assets			919,576	1,075,288	147,409

Long-term investments	2	(f)	—	8,788	1,205
Property and equipment	5		194,315	205,984	28,238
Intangible assets	6		9,363	6,869	942
Other long-term assets			3,857	5,031	690
Deferred tax assets, non-current	8		504	1,206	164

Total non-current assets			208,039	227,878	31,239

Total assets			1,127,615	1,303,166	178,648

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable			9,692	9,804	1,344
Due to related parties	11		464	—	—
Salary and employee related accrual			26,677	29,064	3,984
Taxes payable			23,751	33,498	4,592
Advance from customers			57,930	75,535	10,355
Other payables and accruals	7		20,561	28,214	3,868

Total current liabilities			139,075	176,115	24,143

Deferred tax liabilities, non-current	8		122	516	72

Total liabilities			139,197	176,631	24,215

Commitments and contingencies	13		—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 56,119,761 and 56,519,471 shares issued and outstanding as of December 31, 2006 and 2007, respectively)			46	47	6
Additional paid-in capital			859,899	894,019	122,559
Statutory reserves			4,849	5,991	821
Other comprehensive income			261	680	93
Retained earnings			123,363	225,798	30,954

Total shareholders’ equity			988,418	1,126,535	154,433

Total liabilities and shareholders’ equity			1,127,615	1,303,166	178,648

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Common shares			Deferred		Other		Total
	Number		Additional	share-based	Statutory	Comprehensive	Retained	shareholders’
	of shares	Par value	paid-in capital	compensation	reserves	(loss) income	earnings	equity
(in thousands, except number of shares)		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005	55,616,679	46	869,126	(40,154)	16,756	(502)	6,546	851,818

Exercise of share options	632,276	1	1,545	—	—	—	—	1,546
Share-based compensation	—	—	(2,459)	17,013	—	—	—	14,554
Reversal of statutory reserves	—	—	—	—	(13,075)	—	13,075	—
Repurchase of common shares	(1,372,876)	(2)	(19,789)	—	—	—	(55,853)	(75,644)
Adjustment of other comprehensive income	—	—	—	—	—	184	—	184
Net income	—	—	—	—	—	—	61,422	61,422

Balance as of December 31, 2005	54,876,079	45	848,423	(23,141)	3,681	(318)	25,190	853,880

Exercise of share options	1,243,682	1	6,098	—	—	—	—	6,099
Share-based compensation	—	—	5,378	23,141	—	—	—	28,519
Appropriation of statutory reserves	—	—	—	—	1,168	—	(1,168)	—
Adjustment of other comprehensive income	—	—	—	—	—	579	—	579
Net income	—	—	—	—	—	—	99,341	99,341

Balance as of December 31, 2006	56,119,761	46	859,899	—	4,849	261	123,363	988,418

Exercise of share options	399,710	1	4,469	—	—	—	—	4,470
Share-based compensation	—	—	29,651	—	—	—	—	29,651
Appropriation of statutory reserves	—	—	—	—	1,142	—	(1,142)	—
Adjustment of other comprehensive income	—	—	—	—	—	419	—	419
Net income	—	—	—	—	—	—	103,577	103,577

Balance as of December 31, 2007	56,519,471	47	894,019	—	5,991	680	225,798	1,126,535

Balance as of December 31, 2007 (US$ Note 2(c))	56,519,471	6	122,559	—	821	93	30,954	154,433

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005	2006	2007	2007
(in thousands)	RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income for the year	61,422	99,341	103,577	14,198
Adjustments for:
Share-based compensation	14,553	28,519	29,651	4,065
Depreciation	13,070	15,891	18,351	2,516
Amortization of intangible assets	3,235	3,132	2,654	364
Loss due to disposal of fixed assets	259	251	244	33
Loss due to impairment of fixed assets	—	49	—	—
Loss from foreign currency translation	11,320	9,440	18,134	2,486
Deferred tax provision (benefit)	1,353	1,516	(855)	(117)
(Increase) Decrease in accounts receivable	1,030	(6,208)	(1,275)	(175)
(Increase) Decrease in prepayments and other current assets	(8,589)	5,202	(15,068)	(2,065)
Increase (Decrease) in accounts payable	(2,462)	777	1,650	226
Decrease in due to related parties	(72)	(1,041)	(464)	(64)
Increase in salary and employee related accrual	7,641	7,337	2,387	328
Increase (Decrease) in taxes payable	(7,385)	549	9,747	1,336
Increase in advance from customers	22,842	17,311	17,605	2,414
Increase in other payables and accruals	3,581	3,045	7,653	1,049
(Increase) Decrease in other long-term assets	228	118	(676)	(93)

Net cash provided by operating activities	122,026	185,229	193,315	26,501

Cash flows from investing activities:
Purchase of property and equipment	(45,902)	(153,842)	(32,300)	(4,428)
Purchase of intangible assets	(8,489)	(1,115)	(160)	(22)
Purchase of long-term investments	—	—	(8,788)	(1,205)
Proceeds from the maturity of short-term investments	—	10,555	—	—

Net cash used in investing activities	(54,391)	(144,402)	(41,248)	(5,655)

Cash flows from financing activities:
Repurchase of common shares	(75,644)	—	—	—
Proceeds from the exercise of options	1,546	6,099	4,470	613

Net cash provided by (used in) financing activities	(74,098)	6,099	4,470	613

Effect of foreign exchange rate changes on cash	(11,196)	(8,862)	(17,715)	(2,428)

Net increase (decrease) in cash	(17,659)	38,064	138,822	19,031
Cash, beginning of year	848,293	830,634	868,698	119,088

Cash, end of year	830,634	868,698	1,007,520	138,119

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	41,598	24,467	39,414	5,403
Interest expenses	—	—	—	—

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	—	(1,556)	(18)	(2)
Accrual related to initial public offering costs	(2,053)	—	—	—
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
1. ORGANIZATION AND NATURE OF OPERATIONS
     The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net HR, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”) and Qian Cheng Wu You Network Information Technology (Beijing) Co. Ltd. (“WFOE”), and certain variable interest entity subsidiaries (“VIE subsidiaries”), which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”), Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”) and Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). The Company, its subsidiaries and VIE subsidiaries are hereinafter collectively referred to as the “Group.”
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
      (b) Basis of Consolidation
     The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries. All significant transactions and balances between the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.
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
     The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46R”) for all periods presented. FIN 46R requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
     As of December 31, 2006 and 2007 and for all years presented, the Group is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Group does not have any ownership interest in the VIE subsidiaries but has control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
     Run An holds Internet content provider and human resource service licenses and also engages in the provision of training services. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of the Company. As of December 31, 2007, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB4,340.
     Qian Cheng holds an advertisement license necessary for recruitment advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2007, the registered capital of Qian Cheng was RMB1,500 and its accumulated loss was RMB10,135.
     RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other human resource related services and operates as an Internet content provider. RAL is wholly owned by Run An. As of December 31, 2007, the registered capital of RAL was RMB1,000 and its accumulated loss was RMB487.
     The Group has entered into various agreements as related to its VIE subsidiaries. The key provisions of the agreements with the Company or its subsidiaries and the VIE subsidiaries or its shareholders are as follows:
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
      (c) Foreign Currencies
     The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity on the consolidated financial statements.
     The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007, or at any other certain rate.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
      (d) Cash
     Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2006 and 2007 are amounts denominated in United States dollars totaling US$33,523 and US$34,673, respectively (equivalent to approximately RMB261,774 and RMB253,272, as of the RMB to US$ exchange rate on December 31, 2006 and 2007, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions in the use of the cash and cash equivalents in the PRC as the cash and cash equivalents are not restricted funds and are not classified as restricted cash.
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
      (f) Investments
     Long-term investments consisted of zero-coupon convertible bonds issued by Area Link Co., Ltd. (“Area Link”) in August 2007. Area Link is affiliated with Recruit Co., Ltd, a shareholder of the Company. These bonds mature in August 2017 and include conversion rights for up to 40% of the share capital of Area Link. The bonds are recorded at fair value which approximates their par value.
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
      (h) Intangible Assets
     Intangible assets include purchased computer software and licenses and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years.
      (i) Impairment of Long-Lived Assets
     The Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. No impairment of long-lived assets was recognized in 2005 and 2007. The Group recognized a RMB49 impairment charge in 2006 for fixed assets which were disposed in 2007.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
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
      (l) Sales and Marketing
     Sales and marketing costs are comprised primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the statements of operations and comprehensive income when incurred and totaled RMB21,367, RMB18,994 and RMB34,115 during the years ended December 31, 2005, 2006 and 2007, respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
      (m) Loss Provision Related to a Third Party Contractor
     The Company recorded a loss provision of RMB9,655 included in general and administrative expenses for the year ended December 31, 2007 relating to certain irregularities and the non-compliance to contract terms by a third party contractor which provided services to the Company in connection with its human resource outsourcing operations in Beijing. The Company has been involved in an ongoing investigation of this contractor with the assistance of local authorities. The outcome of the investigation and the Company’s ability to recover funds from the third party contractor is unclear. The amount of the loss provision recorded is an estimate based on the Company’s assessment of all information available to date.
      (n) Share-Based Compensation
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
     SFAS No. 123R requires that the deferred share-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of January 1, 2006, there was a balance of RMB3,681 of deferred share-based compensation that was netted against additional paid-in capital.
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
     There were no capitalized share-based compensation costs during the year ended December 31, 2006. The Company recorded share-based compensation of RMB28,519, which amount lowered income from operations and income before provision for income tax for the year ended December 31, 2006. The implementation of SFAS No. 123R reduced basic and diluted earnings per share by RMB0.52 and RMB0.51, respectively for the year ended December 31, 2006. The adoption of SFAS No. 123R did not result in any impact on the cash flows from operating activities, investing activities and financing activities for the year ended December 31, 2006.
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
     If the compensation cost for the Company’s share-based compensation plans for employees had been determined based on the estimated fair value on the measurement dates for the share option awards as prescribed by SFAS No. 123, the Company’s net income attributable to common shareholders and earnings per share would have resulted in the pro forma amounts for the year ended December 31, 2005 as follows:

2005
(in thousands, except per share data)	RMB
Net income as reported	61,422
Add: Share-based compensation expense under APB No. 25	14,553
Less: Share-based compensation expense under SFAS No. 123	(21,557)

Pro forma net income	54,418

Basic earnings per share:
As reported	1.10

Pro forma	0.98

Basic earnings per ADS:
As reported	2.21

Pro forma	1.96

Diluted earnings per share:
As reported	1.07

Pro forma	0.95

Diluted earnings per ADS:
As reported	2.15

Pro forma	1.90

     For the years ended December 31, 2005, 2006 and 2007, the fair value of options granted was estimated with the following assumptions:

	2005	2006	2007
Risk-free interest rate	3.87%-4.53%	4.85%-4.93%	4.23%-4.81%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	90%-100%	80%	55-75%
Weighted average of fair value per option at grant date	RMB44.42	RMB40.39	RMB36.86
      (o) Operating Leases
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
      (p) Taxation
     The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” (“FIN 48”) effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company did not incur a cumulative effect adjustment upon adoption of FIN 48. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. For the year ended December 31, 2007, the Company did not have any interest and penalties associated with uncertain tax positions.
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
      (q) Statutory Reserves
     With the exception of Tech JV which is majority owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserve fund, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve fund is not distributable to shareholders except in the event of liquidation. During the years ended December 31, 2005, 2006 and 2007, the Group made total appropriations to their statutory common reserve fund of RMB771, RMB779 and RMB761, respectively. During the year ended December 31, 2005, the Group also made a discretionary reversal of RMB9,488 from the common statutory reserve fund to retained earnings.
     In addition, the above subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations of RMB385, RMB389 and RMB381 during the years ended December 31, 2005, 2006 and 2007, respectively. During the year ended December 31, 2005, the Group also made a discretionary reversal of RMB4,744 from the statutory common welfare fund to retained earnings.
     Tech JV and Wang Ju are required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the boards of directors of Tech JV and Wang Ju. During the years ended December 31, 2005, 2006 and 2007, Tech JV did not make any appropriations to these statutory reserves. During the years ended December 31, 2006 and 2007, Wang Ju did not make any appropriations to these statutory reserves.
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
      (r) Dividend
     Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(q)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB435,681 as of December 31, 2007. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.
     (s) Earnings Per Share
     In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of outstanding share options (using the treasury stock method).
      (t) Segment Reporting
     The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
      (u) Recent Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS No. 157”) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for the Company starting January 1, 2008. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for January 1, 2008, the Company will adopt SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No. 157 is not expected to have a material impact on the Company’s financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for the Company starting January 1, 2008. The Company does not believe the adoption of SFAS No. 159 will have a material effect on its financial statements.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51,” (“SFAS No. 160”) which clarifies the presentation of a noncontrolling interest in consolidated financial statements, establishes a single method of accounting for changes in a parent’s ownership interest and expands disclosure requirements. SFAS No. 160 will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 160 on its financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business combinations,” (“SFAS No. 141R”) which replaces SFAS 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R will be effective for the Company on January 1, 2009. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial statements.
     In December 2007, the SEC published Staff Accounting Bulletin No. 110 (“SAB No. 110”) which amends SAB No. 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FASB Statement No. 123R, “Share-Based Payment,” beyond December 31, 2007. The Company is currently evaluating the impact of adopting SAB No. 110 on its financial statements.
     In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 162”) which is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). The Company is currently evaluating the impact of adopting SFAS No. 162 on its financial statements.
3. ACCOUNTS RECEIVABLE
     The Group’s accounts receivable balances, net of allowance for doubtful accounts, were RMB28,431 and RMB29,706 as of December 31, 2006 and 2007, respectively.
     The movement of allowance for doubtful accounts is analyzed as follows:

	2006	2007
	RMB	RMB
Balance at beginning of the period	2,860	2,612
Additions	—	2,036
Reversals	(247)	—
Write-offs	(1)	(769)

Balance at end of period	2,612	3,879

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2006	2007
	RMB	RMB
Rental and other deposits	1,771	2,106
Prepayments for rental and others	5,574	4,800
Employee advances	1,760	1,349
Payments made on behalf of customers	371	16,517
Prepaid insurance premium	2,225	1,504
Interest income receivable	4,864	4,498
Others	1,499	2,358

Total	18,064	33,132

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
5. PROPERTY AND EQUIPMENT

	2006	2007
	RMB	RMB
Land and building	164,874	164,963
Leasehold improvements	10,436	8,129
Computer equipment	40,376	67,492
Furniture and fixtures	11,940	12,342
Motor vehicles	3,824	3,979
Other assets	4,901	4,075
Less: impairment	(49)	—
Less: accumulated depreciation	(41,987)	(54,996)

Net book value	194,315	205,984

6. INTANGIBLE ASSETS

	2006	2007
	RMB	RMB
Computer equipment software	16,818	16,835
Acquired training licenses	6,571	6,571
Internally developed software	1,569	1,569
Less: accumulated amortization	(15,595)	(18,106)

Net book value	9,363	6,869

7. OTHER PAYABLES AND ACCRUALS

	2006	2007
	RMB	RMB
Professional service fees	4,633	4,935
Office expenses	1,504	4,192
Deposit from customers	4,031	479
Marketing expenses	3,539	—
Revenue from newspaper sales collected on behalf of newspaper contractors	4,951	6,040
Payables to employees related to proceeds from share option exercises	550	1,469
Loss provision related to a third party contractor	—	9,655
Others	1,353	1,444

Total	20,561	28,214

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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
      Hong Kong
     The Company’s subsidiary that is incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 17.5% on its assessable profit.
      China
     The Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, the “PRC Income Tax Laws”), respectively. Under the PRC Income Tax Laws, these companies are subject to EIT at a statutory rate of 33% except for the following entities: Tech JV, which is subject to EIT at a rate of 15% in Shanghai and Shenzhen and 30% in other localities; AdCo Shenzhen Branch, which is subject to EIT at a rate of 15%; and Wang Cai AdCo’s branches in Shanghai and Shenzhen, which are subject to EIT at a rate of 15%. In addition, some of AdCo’s branches and subsidiaries are granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment. Tax benefit recognized as a result of the tax exemption was a total of RMB6,073, or RMB0.11 per basic and diluted share, for the year ended December 31, 2005, a total of RMB20,473, or RMB0.37 per basic share or RMB0.36 per diluted share, for the year ended December 31, 2006, and a total of RMB9,732, or RMB0.17 per basic and diluted share, for the year ended December 31, 2007.
     Effective from January 1, 2008, the Company’s subsidiaries and its VIE subsidiaries should determine and pay the corporate income tax in accordance with the Enterprise Income Tax Law of the People’s Republic of China ( “new EIT Law”) as approved by the National People’s Congress on March 16, 2007. The new EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign-invested enterprises. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign-invested enterprises at different rates, expired upon the effectiveness of the new EIT Law.
     Additionally, according to the newly issued tax law, 10% withholding income tax (“WHT”) will be levied on the foreign investor for dividend arises from foreign investment enterprises (“FIEs”) profit earned after January 1, 2008. Where FIEs declare dividend in 2008 and beyond out of the cumulative retained earnings as of December 31, 2007, such dividends earned by the foreign investors shall be exempt from WHT. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to reinvest its earnings to further expand its businesses in mainland China and does not intend to declare dividends to its immediate foreign holding entities in the foreseeable future, the Company does not expect the new tax rule to have a material impact to the Company’s financial statements.
      Composition of Income Tax Expense
     The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
	RMB	RMB	RMB
Current income tax expense	28,592	27,044	46,257
Deferred tax expense (benefit)	1,353	1,516	(855)

Income tax expense	29,945	28,560	45,402

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
      Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate
     Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
EIT statutory rate	33%	33%	33%
Effect of tax holiday for certain subsidiaries	(6%)	(21%)	(7%)
Difference in EIT rates of certain subsidiaries	(3%)	(4%)	(8%)
Non-deductibility of expenses incurred outside the PRC	6%	8%	9%
Other permanent differences	4%	4%	2%
Provision of valuation allowance	—	3%	1%
Reversal of valuation allowance	(1%)	(1%)	—

Effective EIT rate of the Group	33%	22%	30%

     Significant components of deferred tax assets and liabilities as of December 31, 2006 and 2007 are as follows:

	2006	2007
	RMB	RMB
Deductible temporary differences related to other payables and accruals	1,692	3,956
Deductible temporary differences related to advertising expenses	1,878	40
Deductible temporary differences related to provision for doubtful debts and slow moving merchandise	1,626	1,165

Total current deferred tax assets	5,196	5,161
Less: Valuation allowance	(813)	(231)

Net current deferred tax assets	4,383	4,930

Tax loss carryforwards	7,058	6,690
Deductible temporary differences related to fixed assets impairment	7	—
Deductible temporary differences related to residual value reconciliation	198	518
Deductible temporary differences related to amortization	257	272

Total non-current deferred tax assets	7,520	7,480
Less: Valuation allowance	(7,016)	(6,274)

Net non-current deferred tax assets	504	1,206

Total deferred tax assets	4,887	6,136

Taxable temporary differences related to depreciation period	(122)	(516)

Total non-current deferred tax liabilities	(122)	(516)

Total deferred tax liabilities	(122)	(516)

     As of December 31, 2006 and 2007, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2006 and 2007 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB873 as of December 31, 2007 will expire beginning 2008.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
     The following represents a roll-forward of the valuation allowance for each of the years:

	2006	2007
	RMB	RMB
Balance at beginning of the period	5,794	7,829
Additions	3,589	2,332
Reversals	(1,554)	(300)
Reversals due to change in EIT rates	—	(1,123)
Write-offs due to closure of AdCo branches	—	(2,233)

Balance at end of period	7,829	6,505

9. SHARE-BASED COMPENSATION
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
     The following table summarizes the Company’s share options under the 2000 Option Plan:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic value
	of shares	price		life (years)	(thousands)
Outstanding at January 1, 2005	2,520,444	US$	0.43

Granted	749,200	US$	8.51
Exercised	(632,276)	US$	0.30
Forfeited	(79,394)	US$	0.48

Outstanding at December 31, 2005	2,557,974	US$	2.82

Granted	868,992	US$	8.39
Exercised	(1,243,682)	US$	0.62
Forfeited	(142,658)	US$	5.78

Outstanding at December 31, 2006	2,040,626	US$	6.34

Granted	1,189,152	US$	8.84
Exercised	(399,710)	US$	1.49
Forfeited	(176,938)	US$	8.31

Outstanding at December 31, 2007	2,653,130	US$	8.06	4.35	US$	2,578

Vested and expected to vest at December 31, 2007	2,472,341	US$	8.02	4.33	US$	2,506

Exercisable at December 31, 2007	901,666	US$	6.85	3.38	US$	1,953

     The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2007 and the exercise price for in-the-money options.
     The total intrinsic value of options exercised for the three years ended December 31, 2005, 2006 and 2007 was US$4,458, US$9,844 and US$3,006, respectively.
     As of December 31, 2007, there was US$8,130 unrecognized share-based compensation cost related to share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.84 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2007, total cash received from the exercise of stock options amounted to RMB4,470.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
     A summary of non-vested stock option activity for the year ended December 31, 2007 is presented below:

		Weighted
		average
	Number	grant-date
	of shares	fair value
Non-vested at January 1, 2007	1,446,544	US$	5.37

Granted	1,189,152	US$	5.05
Vested	(707,294)	US$	5.30
Forfeited	(176,938)	US$	5.37

Non-vested at December 31, 2007	1,751,464	US$	5.19

Expected to vest at December 31, 2007	1,570,675	US$	5.18

     The following is additional information relating to employee options outstanding as of December 31, 2007:

	Outstanding		Exercisable
		Weighted		Weighted
		average remaining		average remaining
	Number	contractual life	Number of	contractual life
Exercise price	of shares	(years)	shares	(years)
US$0.15	83,830	1.25	83,830	1.25
US$0.50	89,124	1.96	89,124	1.96
US$1.00	7,508	2.16	6,338	2.16
US$6.25	30,000	3.86	15,625	3.86
US$7.00	40,000	3.56	24,167	3.56
US$8.365	710,766	4.26	300,762	4.26
US$8.695	525,550	3.31	347,950	3.31
US$8.77	160,128	5.40	23,352	5.40
US$8.795	861,072	5.29	—	—
US$8.80	30,048	5.73	1,878	5.73
US$9.355	100,128	5.61	3,336	5.61
US$9.83	14,976	4.58	5,304	4.58

	2,653,130		901,666

     Compensation expense for share options granted under the 2000 Option Plan recognized during the years ended December 31, 2005, 2006 and 2007, totaled RMB14,553, RMB28,519 and RMB29,651, respectively.
10. EMPLOYEE BENEFITS
     The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB27,669, RMB34,642 and RMB39,577 for the years ended December 31, 2005, 2006 and 2007, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
11. RELATED PARTY TRANSACTIONS
     Balances with related parties for the periods indicated are as follows:

	2006	2007
	RMB	RMB
Due to related parties:
Advances for share options exercised	464	—

	464	—

     The amount of advance for share options exercised arose from payments to exercise certain unvested options by an executive officer of the Company in 2004. In connection with the early exercise, the Company has a call option to repurchase the shares that are not yet vested if the employee’s service terminates prior to the option’s vesting at the original exercise price. The early exercise of the options was not considered a substantial exercise for accounting purposes on the date of exercise, and the cash paid for the exercise price has been recognized as a liability and such common shares have not considered issued. When the options have vested and the call option expired, the shares have been considered issued and the cash paid for the exercise have been transferred to shareholders’ equity. The share options associated with this cash advance completed vesting in 2007.
12. EARNINGS PER SHARE
     Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2005, 2006 and 2007 as follows:

	2005	2006	2007
(in thousands, except number of shares and per share data)	RMB	RMB	RMB
Numerator:
Net income	61,422	99,341	103,577

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	55,607,716	55,422,447	56,279,193
Effect of dilutive share options	1,646,738	986,813	352,405

Denominator for diluted earnings per share	57,254,454	56,409,260	56,631,598

Basic earnings per share	1.10	1.79	1.84

Diluted earnings per share	1.07	1.76	1.83

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
13. COMMITMENTS AND CONTINGENCIES
     Operating Lease Commitments
     The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental and property management of office premises and for the lease of computer and other equipment. Future minimum payments with respect to these agreements as of December 31, 2007 are as follows:

	Publication fees	Office premises	Others	Total
	RMB	RMB	RMB	RMB
2008	51,912	14,775	11,709	78,396
2009	29,295	11,725	2,457	43,477
2010	2,103	8,701	1,051	11,855
2011	480	2,943	36	3,459
2012	480	2,090	36	2,606
After 2012	600	24,345	1,521	26,466

	84,870	64,579	16,810	166,259

     Rental expenses for the years ended December 31, 2005, 2006 and 2007 were RMB28,703, RMB29,917 and RMB23,855, respectively.
     Capital Commitments
     As of December 31, 2007, capital commitments for purchase of office equipment amounted to RMB929.
     Contingencies
     There are uncertainties regarding the legal basis of the Company’s ability to operate the Internet content service. Although the PRC has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries as well as certain sectors of the human resource service industries remain highly regulated. Not only are restrictions currently in place, but also regulations are unclear regarding in what specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Company might be required to limit the scope of its operations in the PRC, and this could have an adverse effect on the Company’s financial position, results of operations and cash flows.
     Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the Group’s restructuring in May 2004, Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005 and has limited the foreign ownership of human resource services companies to no more than 70% since August 2006.
     The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and which may be above these limitations. Prior to the restructuring in May 2004, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. In addition, there is uncertainty regarding the regulation of PRC subsidiaries in which subsidiaries of foreign owned PRC entities invest, such as the subsidiaries of AdCo which are engaged in advertising businesses. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient.
     In the opinion of management with the advice of outside counsel, the likelihood of loss in respect of the Group’s current or past ownership structure is remote.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
14. FINANCIAL INSTRUMENTS
     Financial instruments of the Group are primarily comprised of investments, accounts receivable, accounts payable, due to related parties, other payables and advance from customers. As of December 31, 2006 and 2007, their carrying values approximated their estimated fair values.
15. CERTAIN RISKS AND CONCENTRATION
     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2006 and 2007, substantially all of the Group’s cash was held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC.
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
     No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2005, 2006 and 2007. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2006 and 2007.
16. SUBSEQUENT EVENT
     In March 2008, the Company sold and assigned all of the zero-coupon convertible bonds issued by Area Link back to Area Link at par value for an aggregate consideration of RMB8,788. Subsequently, the Company extended a loan to Area Link for an aggregate amount of RMB8,788. The repayment date of the non-interest bearing loan is August 30, 2017. In conjunction with the loan, Area Link has agreed to issue common stock for up to 40% of its share capital to the Company in lieu of repayment at the Company’s request.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Note	2005	2006	2007	2007
(in thousands)		RMB	RMB	RMB	US$ (Note 5)
Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(20,818)	(32,918)	(33,222)	(4,555)

Loss from operations		(20,818)	(32,918)	(33,222)	(4,555)
Equity in profit of subsidiary companies, net	1	79,223	129,688	142,143	19,486
Loss from foreign currency translation		(10,898)	(9,344)	(17,835)	(2,445)
Interest income		13,915	11,970	12,541	1,719
Other expense		—	(55)	(50)	(7)

Income before provision for income tax		61,422	99,341	103,577	14,198
Income tax expense		—	—	—	—

Net income for the year		61,422	99,341	103,577	14,198

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2007

	Note	2006	2007	2007
(in thousands, except number of shares and per share data)		RMB	RMB	US$ (Note 5)
ASSETS
Current assets:
Cash		257,772	246,046	33,730
Receivables due from related parties	2	819	826	113
Prepayments and other current assets		1,563	877	120

Total current assets		260,154	247,749	33,963

Long term receivables due from related parties	2	340,167	318,403	43,648
Long-term investments	3	—	8,788	1,205
Investment in subsidiaries	1	392,208	555,584	76,164

Total assets		992,529	1,130,524	154,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to related parties	2	3,124	2,717	372
Other payables and accruals		987	1,272	175

Total current liabilities		4,111	3,989	547

Total liabilities		4,111	3,989	547

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,119,791 and 56,519,471 shares issued and outstanding as of December 31, 2006 and 2007, respectively)		46	47	6
Additional paid-in capital		859,899	894,019	122,559
Other comprehensive gain		261	680	93
Retained earnings		128,212	231,789	31,775

Total shareholders’ equity		988,418	1,126,535	154,433

Total liabilities and shareholders’ equity		992,529	1,130,524	154,980

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Note	2005	2006	2007	2007
(in thousands)		RMB	RMB	RMB	US$ (Note 5)
Net cash provided by (used in) operating activities		7,599	(9,690)	10,307	1,413

Net cash provided by (used in) investing activities		(322,941)	22,283	(8,788)	(1,205)

Net cash provided by (used in) financing activities		(74,098)	6,099	4,470	613

Effect of foreign exchange rate changes on cash		(11,196)	(8,861)	(17,715)	(2,428)

Net increase (decrease) in cash		(400,636)	9,831	(11,726)	(1,607)
Cash, beginning of year		648,577	247,941	257,772	35,337

Cash, end of year		247,941	257,772	246,046	33,730

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
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
2. RELATED PARTY BALANCES
     Balances with related parties for the periods indicated are as follows:

	2006	2007
	RMB	RMB
Receivables due from related parties:
51net HR	803	785
51net Beijing	16	41

	819	826

Long term receivables due from related parties:
51net.com Inc.	340,167	318,403

	340,986	319,229

Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	231	275
Shanghai Qianjin Advertising Co., Ltd.	2,424	2,369
51net.com Inc.	5	73
Advances for share options exercised	464	—

	3,124	2,717

     The amounts due from 51net.com Inc. relate to cash payments made by the Company to 51net.com Inc. for investment in the Company’s PRC entities. The amounts are unsecured, non-interest bearing and have no definite terms.
3. LONG-TERM INVESTMENTS
     Long-term investments consisted of zero-coupon convertible bonds issued by Area Link Co., Ltd. (“Area Link”) in August 2007. Area Link is affiliated with Recruit Co., Ltd, a shareholder of the Company. These bonds mature in August 2017 and include conversion rights for up to 40% of the share capital of Area Link. The bonds are recorded at fair value which approximates their par value.
4. COMMITMENTS
     The Company does not have any significant commitments or long term obligations as of any of the periods presented.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
5. FOREIGN CURRENCIES
     The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007, or at any other certain rate.
6. SUBSEQUENT EVENT
     In March 2008, the Company sold and assigned all of the zero-coupon convertible bonds issued by Area Link back to Area Link at par value for an aggregate consideration of RMB8,788. Subsequently, the Company extended a loan to Area Link for an aggregate amount of RMB8,788. The repayment date of the non-interest bearing loan is August 30, 2017. In conjunction with the loan, Area Link has agreed to issue common stock for up to 40% of its share capital to the Company in lieu of repayment at the Company’s request.