Form 20-F
period 2008-12-31
51JOB, INC.
filed 2009-04-29
CIK 1295484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Rick Yan, Chief Executive Officer
Telephone: +(86-21) 6160-1888
Facsimile: +(86-21) 6879-6233
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two common shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,378,139 common shares, par value US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
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
Solely for your convenience, this annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes on and prior to December 31, 2008, as reported by the Federal Reserve Bank of New York, and thereafter, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in effect on December 31, 2008, which was RMB6.8225 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. On April 24, 2009, the noon buying rate was RMB6.8250 to US$1.00.
This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008, and audited consolidated balance sheet data as of December 31, 2007 and 2008.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2004	2005	2006	2007	2008	2008
(in thousands, except per share data)	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	300,652	356,285	389,535	430,621	359,234	52,654
Online recruitment services	111,509	159,495	219,794	282,688	312,121	45,749
Executive search	24,908	26,307	19,938	16,086	13,979	2,049
Other human resource related revenues	42,875	53,507	68,586	114,871	175,083	25,663

Total revenues	479,944	595,594	697,853	844,266	860,417	126,115

Net revenues	456,120	562,026	659,843	799,284	815,478	119,528

Cost of services(1)	(224,607)	(269,328)	(294,068)	(349,022)	(377,487)	(55,330)

Gross profit	231,513	292,698	365,775	450,262	437,991	64,198

Operating expenses(1):
Sales and marketing	(69,029)	(115,095)	(136,770)	(181,230)	(215,228)	(31,547)
General and administrative	(72,096)	(100,614)	(114,322)	(128,347)	(125,981)	(18,465)

Total operating expenses	(141,125)	(215,709)	(251,092)	(309,577)	(341,209)	(50,012)

Income from operations	90,388	76,989	114,683	140,685	96,782	14,186
Income before income tax provision	95,201	91,367	127,901	148,979	107,777	15,797

Income tax expense	(34,058)	(29,945)	(28,560)	(45,402)	(31,176)	(4,570)

Net income	61,143	61,422	99,341	103,577	76,601	11,227

Earnings per share:
Basic	1.32	1.10	1.79	1.84	1.35	0.20
Diluted	1.26	1.07	1.76	1.83	1.35	0.20
Earnings per ADS(2):
Basic	2.65	2.21	3.58	3.68	2.71	0.40
Diluted	2.52	2.15	3.52	3.66	2.70	0.40

	As of December 31,
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Assets:
Cash	848,293	830,634	868,698	1,007,520	1,058,310	155,121
Total current assets	893,647	892,544	919,576	1,075,288	1,141,252	167,278
Total non-current assets	43,735	70,875	208,039	227,878	233,117	34,169
Total assets	937,382	963,420	1,127,615	1,303,166	1,374,369	201,447

Liabilities:
Total current liabilities	85,564	109,540	139,075	176,115	146,796	21,517
Total non-current liabilities	—	—	122	516	730	107

Total liabilities	85,564	109,540	139,197	176,631	147,527	21,624
Total shareholders’ equity	851,818	853,880	988,418	1,126,535	1,226,843	179,823

Total liabilities and shareholders’ equity	937,382	963,420	1,127,615	1,303,166	1,374,369	201,447

(1)	Share-based compensation was included in the consolidated statement of operations data as follows:

	For the year ended December 31,
	2004	2005	2006	2007	2008	2008
(in thousands)	RMB	RMB	RMB	RMB	RMB	US$
Cost of services	(1,811)	(1,480)	(4,621)	(4,931)	(4,564)	(669)
Operating expenses:
Sales and marketing	(1,758)	(1,438)	(3,972)	(4,241)	(3,923)	(575)
General and administrative	(16,921)	(11,635)	(19,926)	(20,479)	(18,947)	(2,777)

(2)	Each ADS represents two common shares.
Exchange Rate Information
We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes on and prior to December 31, 2008, as reported by the Federal Reserve Bank of New York, and thereafter, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in effect on December 31, 2008, which was RMB6.8225 to US$1.00. The prevailing rate on April 24, 2009 was RMB6.8250 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information regarding the noon buying rates in New York for cable transfers as certified for customs purposes between the Renminbi and the U.S. dollar for the periods indicated.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 24)	6.8250	6.8318	6.8361	6.8250

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
A slowdown in the PRC economy has had, and may continue to have, a material and adverse impact on our customers, demand for our services and our business.
The recent global economic and financial market crisis has caused on a global basis, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth. As a result, the Chinese economy has experienced a slower growth rate, which is compounded by other factors such as the appreciation of the Renminbi against other world currencies, which adversely affected China’s exports, and tightened macroeconomic measures and monetary policies adopted by the Chinese government prior to 2008 aimed at preventing the overheating of the Chinese economy and controlling inflation.
Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. In an environment of slower economic growth, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on print advertising, online recruitment services, executive search services and other human resource related services. As a result, demand for our recruitment related services in particular has been reduced, which has led to a decline in sales for our print advertising and executive search businesses. If the global economic and financial market crisis or the slowdown in China’s economic growth continues, we may experience a further reduction in demand and sales, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.
Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.
We face significant competition in our print advertising and online recruitment services businesses as well as in our executive search and other human resource related businesses. Our city-specific recruitment advertising publication, 51job Weekly, currently faces competition within all of our markets. Competitors of 51job Weekly are primarily comprised of local newspaper publishers and specialized recruitment advertising publications. 51job Weekly also faces competition from online job search websites and other online businesses seeking to expand into print recruitment advertising.

Our online recruitment services, conducted through www.51job.com, face intense competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as from local job search websites. For example, according to public reports, ChinaHR.com and Zhaopin.com have significantly increased their sales and marketing activities in recent years. In addition, many executive search firms and other competitors currently engaged in print advertising or organizing job fairs have developed or acquired online capabilities.
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
We incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business. We also incur fixed costs relating to website connectivity, maintenance, design and operation in our online business. Our ability to achieve desired operating margins in our recruitment advertising businesses depends largely on our success in generating a sufficient amount of revenues from print and online recruitment advertisements to offset the associated fixed costs. In addition, to build and maintain employer and job seeker acceptance of 51job Weekly and www.51job.com as attractive media for posting and finding jobs, we need to reach and maintain a critical mass of recruitment advertisements.
In some markets, we believe that 51job Weekly has not achieved the necessary economies of scale primarily due to a decrease in market demand for print advertisement services in recent years as well as competition from rival print advertising publications. We may be unable to achieve and maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses. Any failure to do so could materially and adversely affect our results of operations from these businesses.

If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.
The use of advertising services to recruit employees is relatively new in China. Due to the influence and regulation by the national and local governments, large job fairs and personal referrals continue to be popular recruitment channels for the private sector in China. We believe that the use of advertising by employers and job seekers remains relatively low. As a result, we face considerable challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may substantially limit our ability to expand our recruitment advertising businesses.
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
In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses. We are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our print advertising business model is highly dependent on establishing and maintaining relationships with newspapers in all of our existing markets as well as any new markets in which we intend to offer print advertising services.
The term of our agreements with local newspaper contractors is generally two years, and seven of these agreements will expire between the date of this annual report and December 31, 2009. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:
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
We rely on China Telecommunications Corporation, or China Telecom, and China United Network Communications Group Company Limited, or China Unicom, to provide us with bandwidth and server custody service for our services. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks of China Telecom or China Unicom, or if China Telecom or China Unicom otherwise fail to provide such services. In addition, we have no control over the costs of the services provided by China Telecom or China Unicom. If China Telecom or China Unicom fails to provide these services, we would be required to seek other providers, and there is no assurance that we will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay for Internet services rise significantly, our results of operations could be adversely affected.
If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.
If we fail to generate a high volume of recruitment advertisements, maintain our relationships with local newspaper contractors, successfully promote and develop the perception of www.51job.com as a “destination site,” undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. According to public reports, our competitors, particularly those that provide online recruitment services, have significantly increased their expenditures on sales and marketing activities in recent years. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

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
Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. We rely heavily on his management skills, his expertise in consumer products, marketing and technology, and his relationships with many of our clients and local contractors. We do not maintain key man life insurance on any of our senior management or key personnel, other than Mr. Yan and Kathleen Chien, our chief operating officer. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.
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
We have grown significantly since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. If we are unable to properly manage our services in new or existing markets or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.
If we are unable to successfully detect and prevent criminal actions or fraud perpetrated on us, we may be subject to liability and financial loss.
The management of our business involves the collection of cash payments by our employees and agents from our customers, which constitute a significant portion of our total revenues. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. For example, we identified some irregularities and non-compliance to contract terms by a third party in connection with our human resource outsourcing operations in Beijing, which resulted in a loss provision of RMB9.7 million in 2007. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.

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
We rely on our print advertising business to provide a large portion of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.
We generate a large portion of our revenues from our print advertising business, which accounted for 55.8% of our revenues in 2006, 51.0% of our revenues in 2007 and 41.8% of our revenues in 2008. Growth in our print advertising business has slowed in 2008 as compared to 2007 due to a decline in market demand resulting from the recent global economic and financial market crisis and the slower economic growth in China. In addition, we believe that the greater acceptance and adoption of online advertisement may cause print media such as 51job Weekly to become less desirable as a form of advertising. We have observed that in some of our markets where Internet penetration rates are relatively high, a significant percentage of new, first-time customers may choose an online service as their initial recruitment advertising purchase with us. In addition, we believe that the percentage of customers allocating a greater portion of their total recruitment advertising budgets from print to online is increasing. To the extent this continues to occur and if we are not able to generate sufficient revenues from our online recruitment services or other businesses to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.
Our print advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.
Due to the transactional nature of print advertising, we are unable to predict future revenue streams with any high degree of certainty. A large portion of our revenues is derived from print advertising and we do not recognize revenue until an advertisement is printed in 51job Weekly. Orders for print advertisements are generally placed week-to-week and advertisers may cancel or postpone their print advertisements within days of publication. Delays or cancellations by advertisers hamper our ability to predict when revenue will ultimately be recognized, if at all. Such uncertainty makes it difficult for us to accurately forecast revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

Due to seasonal variations in demand for human resource services, we experience significant fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.
Significant fluctuations in our revenue streams, particularly during the seasonal peak hiring periods around the Chinese New Year holidays and the beginning of May and October, affect our ability to predict quarterly results. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. Beginning in 2008, the Chinese government has instituted changes to the schedule of public holidays by eliminating the week-long holiday at the beginning of May and recognizing new observances, which may result in new seasonality patterns for our business. In addition, the dates of the Chinese New Year holidays and the new observances are based on the lunar calendar, which varies from year to year and affects our quarterly results and the comparability of financial results to corresponding periods in prior years. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in recent years. As a result of these factors, our revenues may vary from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
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
The success of our executive search, training and business process outsourcing services depends heavily on our ability to attract and retain skilled personnel. Our ability to provide high quality executive search services depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. Similarly, the success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and other activities and services in this business. Our business of performing traditional human resource department functions such as payroll, benefits and compliance management and related services for customers on an outsourced basis depends on having personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. If we are unable to attract and retain critical skilled personnel, our executive search, training and business process outsourcing businesses may be materially and adversely affected.
The implementation of the PRC Labor Contract Law may significantly increase the number of labor disputes, which may result in higher operating costs for our business process outsourcing business.
On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. The Labor Contract Law only recently went into effect and there are uncertainties whether its future implementation may be consistent with its current interpretation. As a result, the implementation of the Labor Contract Law may impact the recruitment behavior and human resource budgets of companies in China. In addition, we have observed an increase in the number of labor disputes between employers and workers relating to the interpretation and application of the Labor Contract Law. Through our business processing outsourcing business, we provide professional services to manage human resource administrative functions for employers on an outsourced basis. The resolution of such labor disputes may require significant costs and resources, including the time our personnel spend dealing with increased human resource administration and legal issues for which we may not be compensated. If we incur higher operating costs for our business process outsourcing business, our results of operations could be materially and adversely affected.
If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.
In August 2007, we entered into an agreement with Recruit Co., Ltd., or Recruit, a privately held human resource and information services company in Japan, to form a new company under Area Link Co., Ltd., or Area Link, which is a holding company affiliated with Recruit, to provide coupon advertising services in China. Under the agreement, we have agreed to provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.9 million (US$2.3 million) as of December 31, 2008. Because we lack experience and expertise in operating coupon advertising services, we rely on Recruit to manage this business and we cannot assure you that it will be successful. We cannot assure you that we will be able to deliver other new products or services outside of the human resource services industry on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin or operate a business outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.
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
As of March 31, 2009, the following shareholders beneficially owned approximately 37.7 million common shares:
•	Recruit, which beneficially owned approximately 22.3 million common shares, or 39.8% of our outstanding common shares, and which is affiliated with Hiroyuki Honda, one of our directors; and
•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 15.4 million, or 27.4% of our outstanding common shares.

These shareholders, together with our other executive officers and directors, beneficially owned approximately 40.4 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their non-competition or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.
In April 2006, entities affiliated with DCM, a venture capital firm affiliated with one of our directors, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien, who is our chief operating officer, entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning April 2006. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Mr. Hiroyuki Honda, an executive vice president and director of Recruit, was elected to our board of directors in July 2006.
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
There are significant uncertainties under the new tax law in China. In addition, dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.
On March 16, 2007, the National People’s Congress promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. As a result, some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen were subject to an EIT rate of 18% in 2008, which are to be gradually increased to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. However, it remains uncertain how the EIT Law and its implementation rules will be enforced. Therefore, the EIT rates of some of our PRC subsidiaries could change and any increases would adversely and materially affect our financial condition and results of operations.
In addition, under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from the disposition of assets (after deducting the net value of such assets) by such foreign enterprise investor, shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. We are incorporated in the Cayman Islands which does not have such a tax treaty with China.
We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material adverse effect on our results of operations.
Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. The detailed implementation regulations are still in the process of promulgation, and to our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise,” we may be subject to the uniform 25% EIT rate as to our global income, which would have a material adverse effect on our results of operations.

Under the EIT Law, dividends payable by us to our foreign investors and gains on the sale of our ADSs or common shares may become subject to PRC taxation.
If we are considered a PRC “resident enterprise” under the EIT Law, our shareholders and ADS holders who are deemed “non-resident enterprises” may be subject to an EIT rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our common shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or place of business in China, or (ii) it has establishment or place of business in China but its income derived from China has no real connection with such establishment or place of business. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on any gains realized from the transfer of our common shares or ADSs, the value of your investment in common shares or ADSs may be materially and adversely affected.
Our earnings have been and will continue to be adversely affected by changes in our accounting policies, including those related to the expensing of stock options.
In 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires that stock-based compensation transactions, such as stock option grants, be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations. We use the Black-Scholes option pricing model to determine the fair value of stock options grants under SFAS No. 123R. This method is based upon, among other things, the volatility of our ADSs, which has been historically high. Therefore, the adoption of SFAS No. 123R negatively affects our profitability and the trading price of our ADSs. The implementation of SFAS No. 123R could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. The change to existing rules, future changes, if any, or the questioning of current practices may adversely and materially affect our earnings.
If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. — Controls and Procedures.”
However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.
We have no business insurance coverage.
Other than insurance for some of our properties, we do not maintain any insurance. We do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We face risks related to health epidemics and other natural disasters.
Our business could be adversely affected by the effects of avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Restrictions on travel resulting from any prolonged recurrence of avian flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having avian flu, SARS or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that avian flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
We are also vulnerable to natural disasters and other calamities. Our servers are currently hosted in Shanghai and Tianjin. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services to users. For example, after the Sichuan earthquake in May 2008, we experienced business disruptions and suspended operations of www.51job.com during a three-day national mourning period.
We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2008, although there can be no assurance in this regard. However, we believe that we may be a PFIC for our current taxable year or that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2008, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.
In addition, as described below under “Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from the opinions of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2008 and any taxable year thereafter.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will be not be eligible for reduced rates on taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Item 10. — Additional Information — Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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
As a result of our holding company structure, we rely entirely on dividends, royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements paid to us by our subsidiaries and affiliated entities in the PRC to finance our operations and to pay dividends to our shareholders. These royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements do not require governmental or other third party approval. However, the payment of dividends in China is subject to certain restrictions and taxes. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4. — Information on the Company — Business Overview — Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.
Risks Related to Our Corporate Structure
If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.
The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction was subsequently relaxed and foreign persons are now permitted to wholly own advertising entities in China. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003 and this ownership limitation was increased to 70% in August 2006.
Prior to our restructuring in May 2004, 51net, our British Virgin Islands subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of AdCo. AdCo owned, and continues to own, 90% of the principal AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to our past non-compliance with foreign ownership limitations.
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
Current PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. We currently provide technical, consulting and human resource related services in conjunction with our affiliated entity, RAL, which is indirectly wholly owned by David Weimin Jin and Tao Wang, two executive officers of our company. RAL holds a license to provide human resource related services and we rely on RAL to provide human resource related services to our clients under a contractual arrangement between RAL and our majority owned subsidiary Tech JV. Similarly, RAL holds a license to operate as an Internet content provider. While we provide all of our online recruitment services through Tech JV, we rely on RAL to provide certain Internet content provider services and human resources related services to support Tech JV’s online recruitment services through a contractual arrangement with RAL. We have entered into agreements with RAL’s shareholders which enable us to effectively control RAL.
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
RAL’s existing human resource services license is limited to Shanghai. In 2008, revenues from human resource related services provided to customers outside Shanghai accounted for approximately 3% of our total revenues. It is possible that government authorities in jurisdictions outside Shanghai where certain of RAL’s customers are located may assert that RAL is providing human resource related services in such jurisdictions without a necessary license and is required to obtain a human resource services license in such jurisdictions. As a result, RAL could be required to cease providing human resource services to customers in such locations which could result in a reduction in human resource related revenues. In addition, RAL may be subject to sanctions in the form of forfeiture of profits, fines, or both.

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

Under equity pledge agreements, the shareholders of our Chinese affiliated entities have pledged their respective equity interests to us. On March 16, 2007, the PRC Property Law was promulgated and took effect on October 1, 2007. According to the PRC Property Law, a pledge of the equity interest of a company in China cannot be legally established until it is duly registered with the relevant administration of industry and commerce. On September 1, 2008, the Measures on Registration of Pledge of Equity Interest with the Administration of Industry and Commerce was promulgated by the PRC State Administration of Industry and Commerce and took effect on October 1, 2008, which contains the procedure for registration of a pledge of the equity interest of a company. The pledges under the equity pledge agreements between WFOE and the shareholders of Qian Cheng, RAL and Run An are yet to be registered with the relevant administration of industry and commerce, and as such, we cannot assure you about the effectiveness of these pledges. We will make efforts to register the pledges when the administration as soon as practically possible.
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
The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. According to the National Bureau of Statistics of China, the consumer price index increased 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To restrain inflation and prevent the economy from overheating, the PRC government instituted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries. However, due in part to the impact of the current global economic and financial market crisis, the growth rate of China’s gross domestic product has decreased from previous levels and slowed to 6.8% and 6.1% in the fourth quarter of 2008 and the first quarter of 2009, respectively, representing the lowest level of growth since 2002. As a result, the PRC government has begun to loosen macroeconomic measures and monetary policies in recent months and announced an economic stimulus package of RMB4 trillion (US$586 billion) in November 2008. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.

PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.
The interpretation and application of existing PRC laws and regulations, the stated positions of the main governing authority, the PRC Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry), and the possibility of new laws or regulations being adopted, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the MIIT has stated that the activities of Internet content providers, or entities providing delivery of Internet content, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Bureau and held by RAL will satisfy these requirements. For example, we may be required to obtain an inter-provincial Internet content provider license in order to operate online businesses in multiple provinces, autonomous regions and centrally administered municipalities. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.
In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to improve network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MIIT Notice and submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the requirements above and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. We have made inquiries with relevant authorities regarding the MIIT Notice. However, due to the lack of clear interpretation guidelines, it is uncertain whether the MIIT would consider our corporate structure and contractual arrangements as a kind of foreign investment in telecommunication services. It remains unclear what impact the MIIT Notice will have on us or other companies that have adopted the same or similar corporate and contractual structures as ours at this time.
The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.
Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through China Telecom and China Unicom under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network. We rely on this infrastructure and China Telecom and China Unicom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be developed. We have no access to alternative networks or services, on a timely basis or if at all, in the event of disruptions, failures or other problems with China’s Internet infrastructure or telecommunications networks. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
The fluctuation of the Renminbi may materially and adversely affect your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In May 2007, the PRC government widened the daily trading band from 0.3% to 0.5%. These changes in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 3.3% in 2006, 6.5% in 2007 and 6.5% in 2008, and we reported losses from foreign currency translation of RMB9.4 million in 2006, RMB18.1 million in 2007 and RMB17.7 million (US$2.6 million) in 2008. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.

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
As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary or new businesses in the future, including companies incorporated in the PRC. The PRC State Administration of Foreign Exchange, or the SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementation rule in May 2007, or collectively the SAFE Rules. According to the SAFE Rules, PRC citizens and foreign citizens who reside in China, are required to register with the SAFE or its local branch office before establishing or controlling any company outside of China for the purpose of financing the offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. The offshore companies are referred to in the SAFE Rules as “offshore special purpose companies.” In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to the offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the applicable local SAFE authority. If any resident of China fails to register with the SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange purchase rules, and therefore, may be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity.
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
On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. Under the Stock Option Rule, a PRC domestic individual must comply with various foreign exchange procedures through a domestic agent institution when participating in any employee stock holding plan or stock option plan of an overseas listed company. Certain domestic agent institutions, such as the PRC subsidiaries of an overseas listed company, a labor union of such company that is a legal person or a qualified financial institution, among others things, shall file with the SAFE and be responsible for completing relevant foreign exchange procedures on behalf of PRC domestic individuals, such as applying to obtain the SAFE approval for exchanging foreign currency in connection with owning stock or stock option exercises. Concurrent with the filing of such applications with the SAFE, the PRC subsidiary, as a domestic agent must obtain approval from the SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the stock purchase or option exercise, any returns based on stock sales, any stock dividends issued and any other income or expenditures approved by the SAFE. The PRC subsidiary also is required to obtain approval from the SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

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
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, such as during the current global economic and financial market crisis. These market fluctuations may also materially and adversely affect the market price of our ADSs.
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
Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2007 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2007 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign investment enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:
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
Substantially all of our business and operations are conducted through Tech JV and its branches, AdCo and the AdCo Subsidiaries.
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
Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6160-1888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.
Our principal capital expenditures in 2006 totaled RMB155.0 million and consisted of installment payments to complete the purchase of an office complex in Zhangjiang, Shanghai, the purchase of the 21st Floor, Wen Xin Plaza in downtown Shanghai, and the purchases of computers, office equipment and software. In April 2006, we completed the purchase of an office complex at No. 1387, Zhang Dong Road in Zhangjiang, Shanghai, which serves as our principal executive offices, for an aggregate price of RMB113.7 million. Additionally, in July 2006, we completed the purchase of our former executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which now serves as our downtown Shanghai sales office, for an aggregate price of RMB27.9 million. Our principal capital expenditures in 2007 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB32.5 million. Our principal capital expenditures in 2008 were RMB24.3 million (US$3.6 million) and included primarily the purchase of servers and IT equipment, computers and office furnishings.
Our capital expenditure plans for 2009 have not yet been fixed, but we intend to purchase computers, technology-related equipment and software. Capital expenditures in 2008 have been funded through operating cash flows and through our existing capital resources, and we expect to continue fund our capital expenditures through these means.
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
We generate a significant majority of our revenues from our recruitment related services. Our print advertising business generated 55.8% of our revenues in 2006, 51.0% of our revenues in 2007 and 41.8% of our revenues in 2008. Our online recruitment services business generated 31.5% of our revenues in 2006, 33.5% of our revenues in 2007 and 36.3% of our revenues in 2008. Our executive search business generated 2.9% of our revenues in 2006, 1.9% of our revenues in 2007 and 1.6% of our revenues in 2008.

We offer a number of other value-added human resource services in areas such as training and business process outsourcing. Other human resource related services generated 9.8% of our revenues in 2006, 13.6% of our revenues in 2007 and 20.3% of our revenues in 2008.
Recruitment Related Services
Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of March 31, 2009, 51job Weekly was published in 22 major cities in China.
The 22 cities where 51job Weekly is published and our newspaper contractor in each city as of March 31, 2009 are as follows:

City	Newspaper contractor(1)	City	Newspaper contractor(1)
Beijing	China Trade News	Kunming	Chuncheng Evening News
Changsha	Human Resource News	Nanjing	Modern Express
Chengdu	Hua Xi Metropolitan News	Ningbo	Modern Golden News
Chongqing	Human Resource News	Qingdao	Qingdao Financial Times
Dalian(2)	Northern Times	Shanghai	China Trade News
Fuzhou	Straits Talent News	Shenyang	Friendly Times
Guangzhou	Guangzhou Youth Daily	Shenzhen	Nan Fang Metropolitan News
Hangzhou	News Information Daily	Tianjin(3)	Tianjin Education News
Harbin	Harbin Lifestyle Daily	Wuhan	News Information Daily
Hefei	Hefei Evening News	Xian	China Merchant News
Jinan	Jinan Times	Zhengzhou	Youth Herald

(1)	English translations of the Chinese names.

(2)	In January 2009, we completed the change of our newspaper contractor in Dalian from Dalian Evening News.

(3)	In July 2008, we completed the change of our newspaper contractor in Tianjin from Metro Express.
51job Weekly is not published in Changchun, Dongguan, Hong Kong or Suzhou although we have established sales offices in these cities.
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
In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established an exclusive relationship with a single local newspaper in each market where 51job Weekly is produced. We rely on these newspapers to provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake independent and/or additional marketing. 51job Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, 51job Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide point-of-sale vendors with marketing materials such as posters, display racks and other promotional items. We also circulate 51job Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of 51job Weekly at job fairs, in the lobbies of major office buildings, at post offices, on university campuses and in other public areas where the public circulation of newspapers is permitted. We have entered into marketing arrangements to offer free copies of 51job Weekly in subway stations in Nanjing and Shenzhen, and in light rail stations in Chongqing, Dalian, Tianjin and Wuhan.

We may change our newspaper contractor in a city when we are able to obtain more favorable terms or higher quality service from a different newspaper contractor. From inception, we have changed our newspaper contractor a total of eleven times. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.”
The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the city in which the advertisement is placed. Our growth strategy for our print advertising business is focused on increasing our customer base and generating greater volumes of print advertising pages. Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. Pricing for specific products can vary significantly from city to city due to local competition, purchasing power and other conditions.
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
From our inception through 2005, increases in our estimated number of print advertising pages generally reflected our geographic expansion as well as further penetration of existing markets. Beginning in 2006, we have focused our efforts and resources on increasing penetration in existing cities. In 2008, we have experienced a decrease in the estimated number of print advertising pages as compared to 2007 due to a decrease in market demand resulting from the global economic and financial crisis and the slowdown in economic growth in China. The following table sets forth the estimated number of print advertising pages we generated for the periods indicated. 51job Weekly was published in 23 cities as of December 31, 2006, 2007 and 2008. We terminated the publication of 51job Weekly in Changchun in January 2009.

	For the year ended December 31,
	2006	2007	2008
Estimated number of print advertising pages	12,609	16,568	16,512
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
We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 31.7 million user accounts established since the launch of our website in 1999 and more than 23.4 million resumés posted online as of March 31, 2009. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management and advisory content available on the website.
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

Employers can use our eHire web-based platform to search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom and China Unicom.
The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
Estimated unique employers using online recruitment services	74,950	94,125	102,562
www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:
•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs and career development and other job related information.
We provide job seekers access to www.51job.com free of charge.
We closely coordinate 51job Weekly with our www.51job.com online recruitment website, and we post a significant majority of the recruitment advertisements appearing in 51job Weekly on www.51job.com as well. We place a basic description of a 51job Weekly recruitment advertisement on our website as a complimentary service to our customers. This practice also allows us to introduce our online recruitment website to customers who have only purchased print recruitment advertising to increase potential cross-selling opportunities.
Executive Search — eSearch. To meet employers’ recruitment needs, we supplement our recruitment advertising service with our eSearch executive search services. We conduct searches principally for employers seeking to fill mid-level professional, managerial and junior executive positions. We generally charge corporate clients a total assignment fee of up to 30% of the candidate’s annual compensation, including in some cases a minimum upfront retainer. We maintain a team of specialized executive search consultants dedicated exclusively to providing this service, while working closely with our recruitment and other sales staff to cross-sell our products and develop client relationships. In addition, our search consultants can access our extensive online candidate resumé database which other search firms are restricted from using. Substantially all of our executive search assignments are engaged locally in China.
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

We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. We currently provide business process outsourcing services, including social insurance and welfare payment processing, tracking compliance with local governmental employment regulations and payroll processing, to a small number of corporate clients. We continue to build our outsourcing capability and aim to increase the number and type of services we provide.
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
Technology
We design and update our website and develop our proprietary software entirely in-house. Our website is hosted by China Telecom and China Unicom, China’s principal telecommunications and Internet service providers. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our website, other than the advertisements and trademarks provided by our advertisers.
We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. We update the advertisements on our website from our principal executive offices in Shanghai. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within a few hours. Complimentary online postings for advertisements in 51job Weekly generally appear on www.51job.com within one to two days.
From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or “hacking” and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Unicom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We face risks related to health epidemics and other natural disasters;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”

Competition
We face significant competition in each of our markets with respect to each of our business lines. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.”
Print Advertising
51job Weekly is published in 22 cities across China as of March 31, 2009. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section. Our competitors include Beijing Evening News, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.
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
None of the well established nationwide Internet portals, including NetEase.com, QQ.com, Sina.com, Sohu.com and Tom.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, ChinaHR.com, which is wholly owned by Monster Worldwide, and Zhaopin.com, which is majority owned by Australian online recruitment services provider SEEK Limited, have been purported in public reports to have significantly increased expenditures on sales and marketing activities in China in recent years. As a result of these events, we could encounter significantly increased competition in some or all of our markets.
Other Services
We believe that the competition for executive search and training is largely fragmented and localized. The main competitors in our market for executive search services in China include entities such as Bó-Lè Associates, Ltd., Horton International, Hudson Highland Group, which is a spin-off from Monster Worldwide, and Sterling, each of which provides executive search services on a nationwide basis. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The market for business process outsourcing services is in an early stage of development and the competition is usually localized. Our competitors are typically service agencies affiliated with or sponsored by local government personnel bureaus.
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
Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2008, we employed over 1,900 sales and account management representatives across our cities that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the current and evolving needs of our existing and prospective customers and helped us to develop new services and products.

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
Media Promotions. We produce surveys and analyses on job market trends and developments that are regularly featured and published in magazines, newspapers and on the Internet. We believe this exposure heightens our corporate image among both employers and job seekers and attracts interest and sales inquiries for our services.
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
We have registered trademarks with the Trademark Office of the PRC State Administration for Industry and Commerce, including 51job.com, , eHire, and eSearch. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.
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
In July 2006, the PRC Ministry of Industry and Information Technology, or MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the MIIT Notice. According to the MIIT Notice, value-added telecommunication services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunication services license holders in their daily operations. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunication services license holders will conduct a self-assessment of their compliance with the MIIT Notice and to submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”

Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected” and "— We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”
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
Internet Content Services and Online Commerce
The delivery of content on our website is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the PRC Ministry of Industry and Information Technology and the PRC State Administration for Industry and Commerce. The principal regulations applicable to telecommunications and Internet service providers include:
•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2009); and

•	The Internet Information Services Administrative Measures (2000).
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

Regulations Relating to Internet Privacy
The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked., Under the Administration Regulation on the Internet BBS Service, Internet content providers that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless the law requires such disclosure. The regulations further authorize the relevant telecommunications authorities to order Internet content providers to rectify an unauthorized disclosure. Internet content providers could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users. To comply with these regulations, we provide subscribers to our website with a range of confidentiality options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these subscribers in accordance with their instructions.
However, the PRC government retains the power and authority to order Internet content providers to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign Currency Exchange
The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, as amended in August 2008. Under these regulations, the Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities, outside the PRC unless the prior approval of the PRC State Administration for Foreign Exchange, or the SAFE, is obtained and prior registration with SAFE is made.
Under the Foreign Exchange Administration Regulations, foreign-invested enterprises in the PRC may purchase or remit foreign exchange without the approval of the SAFE for trade and service related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange (subject to a cap approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities, which have significant administrative discretion in implementing the laws, may restrict or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions involving direct investment, loan and investment in securities outside the PRC are subject to limitations and require approvals from the SAFE.
Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local SAFE branch; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.
Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV.

On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas listed company, those individuals must apply as a group through the company or a domestic agency to the SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.
On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company. Under this rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures.
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
C. Organizational Structure
The following chart sets forth our current ownership structure.

(1)	Does not include Wang Jin Information Technology (Shanghai) Co., Ltd. and Shanghai Wang Ju Advertising Co., Ltd., both of which are wholly owned subsidiaries of 51net established in the PRC with no current operations.

(2)	Includes the subsidiaries and branches of AdCo that conduct advertising businesses as well as Shanghai Cheng An Human Resources Co., Ltd., which is 90% owned by AdCo and 10% owned by Run An. Hefei Wu You Culture Communication Co., Ltd., an AdCo subsidiary, is 80% owned by AdCo and 20% owned by Qian Cheng.

(3)	Excludes Wuhan AdCo and Wang Cai AdCo, which are set out separately in the chart.

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
Qian Cheng and RAL are wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company.
Our services are currently provided through the following group entities:
•	online recruitment services are provided by Tech JV, which however does not act as an Internet content provider or a human resource related services provider;

•	print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV;

•	human resource related services are provided by RAL and Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which hold licenses to provide human resource related services; and

•	Internet content provider services are provided by RAL, which holds a license to act as an Internet content provider and operates our www.51job.com website.
Tech JV and its branches, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Our relationships with Qian Cheng, RAL and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. As a result, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under Financial Accounting Standards Board, or FASB, Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.”
In the opinion of Jun He Law Offices, our PRC legal counsel:
•	our current ownership structure is in compliance with existing PRC laws and regulations;

•	the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the effectiveness of the pledges under the equity pledge agreements, which are subject to registration with the relevant administrations of industry and commerce, and the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities; and

•	except as otherwise disclosed herein, our current business operations as described in this annual report are not in violation of existing PRC laws, rules and regulations in all material aspects.
There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
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
D. Property, Plants and Equipment
Our executive offices as well as our principal customer service, marketing, web operations and development facilities are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian, Zhengzhou and Hong Kong. As of the date of this annual report, we have leases for office space totaling approximately 20,780 square meters. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our expansion plans in the near future.
In April 2006, we completed the purchase of an office complex totaling approximately 12,600 square meters at No. 1387, Zhang Dong Road in Shanghai. The aggregate purchase price for these premises was RMB113.7 million and was funded through operating cash flows and existing capital resources. We completed the move of our national technology and online service center as well as our principal executive offices to this office complex in September 2006.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. — Key Information — Risk Factors” or in other parts of this annual report.
A. Operating Results
Overview
We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment related services which include print and online recruitment advertising services as well as executive search services. We also provide other complementary human resource related services, consisting primarily of training and business process outsourcing services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.
We generate a significant majority of our revenues from our recruitment related services. For the year ended December 31, 2008, our print advertising, online recruitment services and executive search businesses generated 41.8%, 36.3% and 1.6% of our revenues, respectively. Other human resource related services generated 20.3% of our revenues in 2008.

Factors Affecting Our Results of Operations
The major factors affecting our results of operations and financial condition include:
•	Growth of the Chinese Economy and Demand for Human Resource Services in China. China’s rapid economic growth over the past decade has served as an important catalyst for the development of the human resource services industry. In addition, China’s entry into the World Trade Organization and the proliferation of new enterprises has led to increased market liberalization and competition. As a result, companies in China are increasingly recognizing the need for improved human resource recruitment processes and management, which has driven the demand for human resource services.

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. However, the Chinese economy experienced a GDP growth rate of 9% in 2008, down from 12% in 2007 and 11% in 2006. This slower economic growth in China has been exacerbated by the current global economic and financial market crisis, and GDP growth moderated to 6.8% and 6.1% in the fourth quarter of 2008 and the first quarter of 2009, respectively. As a result of the slowdown in economic activity, we believe that employer demand for recruitment services in China has been reduced, which has led to a lower rate of overall revenue growth and a material decline in sales of our print advertising services in 2008 as compared to 2007. If the slowdown in China continues or worsens, we may experience a further reduction in demand and sales.

•	Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices in 26 major cities across China and Hong Kong. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.

•	Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly during the seasonal peak hiring periods around the Chinese New Year holidays and the beginning of May and October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. The Chinese government also instituted changes to the schedule of public holidays in 2008 which may result in new seasonality patterns for our business. In addition, the dates of the Chinese New Year holidays and new observances are based on the lunar calendar, which varies from year to year and affects our quarter results and the comparability of financial results to corresponding periods in prior years. In addition, we have experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in recent years.

•	Increasing Acceptance of New Recruitment Channels and Human Resource Services. Many employers in China have traditionally relied on job fairs and/or referrals to recruit employees. While we have experienced growth in our print advertising and online recruitment services businesses, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.

•	Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and usage. According to the China Internet Network Information Center, the number of Internet users in China has increased from approximately 79 million in 2003 to 298 million in 2008, ranking China as the largest market of Internet users in the world. We believe that continued development of the China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding personal computer ownership will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues
In 2008, our total revenues were RMB860.4 million (US$126.1 million), an increase of 1.9% from RMB844.3 million in 2007. The substantial majority of our revenues come from employers who purchase our print advertising and online recruitment services. We have historically achieved revenue growth in our recruitment advertising businesses principally by increasing sales in existing cities as well as our expansion into new cities. Since January 2006, we have not established operations in a new city and have focused our resources and efforts on increasing customer penetration in existing cities.
The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
Revenues:
Print advertising	55.8%	51.0%	41.8%
Online recruitment services	31.5	33.5	36.3
Executive search	2.9	1.9	1.6
Other human resource related revenues	9.8	13.6	20.3

Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2006	2007	2008
	compared to	compared to	compared to
	2005	2006	2007
Print advertising	9.3%	10.5%	(16.6%)
Online recruitment services	37.8	28.6	10.4
Executive search	(24.2)	(19.3)	(13.1)
Other human resource related revenues	28.2	67.5	52.4
Total revenues	17.2%	21.0%	1.9%
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
Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. The increase in the number of employers who have used our print advertising services and the number of advertising pages printed has been mainly attributable to growth in our smaller, lower priced markets in recent years. In addition, due to our focus on customer penetration, we expect that the future growth for our print advertising business will be largely driven by increases in the number of employers and our print advertising pages rather than increases in average revenue per page.
The advertising rates that we charge vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. Our print advertising rates vary considerably between individual markets due to differences in local competition, purchasing power and other conditions. Historically, the print advertising businesses in our individual markets have not been subject to significant or prolonged price competition. While the prices we charge for print advertising in each city have been generally stable, we have from time to time undertaken special promotions or sales campaigns in certain markets which impact our overall average revenue per page. In addition, differences in the relative growth rates and employer acceptance of print advertising service in the local markets affect our overall average revenue per page. Although the prices we charge in our individual markets may remain generally unchanged, we expect that faster growth in our smaller, lower priced markets will reduce our overall average revenue per page.

The growth experienced by our print advertising business has varied in recent years and we saw a decline in print advertising revenues from 2007 to 2008. We believe our print advertising revenues has been affected by a number of factors including, but not limited to, economic growth and policies in China, changes in market demand for print advertising services, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. These factors, many of which are outside of our control, may continue to impact the growth and development of our print advertising business and may result in significant growth rate fluctuations on a quarterly or annual basis. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We rely on our print advertising business to provide a large portion of our revenues and any adverse development in this business could materially and adversely affect our overall results of operations.”
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
As our customers usually place orders for print advertisements on a week-to-week basis, our print advertising business is subject to weekly fluctuations. We do not recognize advertising revenue until an advertisement has been printed in 51job Weekly. As a result, delays or cancellations by advertisers hamper our ability to predict print advertising revenues for future periods and makes it difficult for us to accurately forecast revenues with any degree of certainty. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Our print advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.”
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
We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of the Internet as a recruitment medium in China and our effectiveness in increasing the number of employers using our online recruitment services. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to generate higher total revenue per customer, thereby attracting new customers seeking the broader coverage offered by the integration of these two channels and the ability to reach a wider audience of job seekers.
We expect the future growth of our online recruitment services revenues will be largely driven by greater numbers of unique employers using these services rather than increases in average revenue per unique employer. The prices we charge for online recruitment services have been generally unchanged in recent years. Our overall average revenue per unique employer has been generally stable due to two offsetting trends. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. In addition, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which will also lead to a reduction in average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.
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
Executive Search Revenues. We generate our eSearch executive search revenues from fees and commissions paid by employers. We generally charge a total assignment fee of up to 30% of the candidate’s annual compensation, including in some cases a minimum upfront retainer. We offer executive search services as a part of our “one-stop” solution strategy to provide employers with a comprehensive suite of human resource services. We do not expect that this business will contribute significantly to our revenues in the foreseeable future and our ability to expand this business is affected by competition, our ability to retain our experienced consultants and the adoption of executive search by employers in China as an effective recruitment tool. As a result, we expect that revenues from our executive search service may continue to decline and also decrease as a percentage of our overall revenues.
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
Growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase adoption of these types of products and services as well as a relaxation of government regulations in China. We believe the increase in our other human resource related revenues has been primarily driven by growing customer acceptance of these products and services, particularly our training and business process outsourcing services, as well as our sales and marketing efforts. In 2008, we achieved high growth in our other human resource related revenues, which provided 20.3% of our total revenues. We expect that as we continue to expand the scale and scope of these services and meet growing market demand, revenues generated from these services may increase as a percentage of our overall revenues in the future.
Net Revenues and Business Taxes
Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2006, 2007 and 2008 and included as other income in our statement of operations. We cannot assure you if or when we will receive such financial incentives in the future.
Costs
We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.
The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
Cost of services	(44.6%)	(43.7%)	(46.3%)
Total operating expenses	(38.0%)	(38.7%)	(41.8%)

Our cost of services as a percentage of our net revenues is affected by our ability to achieve economies of scale and operating efficiencies, particularly in our print advertising and online recruitment services businesses. We believe that as we grow our operations and infrastructure, we can attract new employers and increase cross-selling opportunities with existing customers across our various markets, thereby allowing us to achieve economies of scale as we may be able to realize a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs. Our cost of services as a percentage of net revenues decreased from 2006 to 2007, which we believe was due to our ability to achieve greater economies of scale and improved operating efficiencies. However, in 2008, a decrease in market demand resulting from the global economic and financial market crisis as well as the slowdown in economic growth in China, combined with higher wage levels, staff additions and greater costs related to the expansion of our service network for business process outsourcing, has led to an increase in cost of services as a percentage of our net revenues as compared to 2007.
Although we expect to increase spending on sales and marketing activities and product development in order to strengthen our brand and enhance our service offerings, we aim to decrease our cost of services and total operating expenses as a percentage of our net revenues in the longer term through greater economies of scale and improved operating efficiencies. However, our ability to achieve economies of scale and operating efficiencies is subject to significant uncertainties. As a result, we cannot assure you that we will be able to decrease these costs as a percentage of our net revenues.
Cost of Services
Our cost of services primarily consists of printing related expenses and employee compensation. Printing related costs, which principally include printing, publishing and distribution expenses that we pay to our newspaper contractors, represent a large portion of our cost of services. Our printing related costs are characterized by both fixed and variable components. In addition, these costs have tended not to increase or decrease proportionately to increases or decreases in our print advertising revenues. We aim to lower our printing related costs as a percentage of print advertising revenues and we continuously seek opportunities to secure more favorable terms with local newspaper contractors, which may result in changes in our newspaper contractors. In addition, we have been able to leverage our existing infrastructure to grow our online recruitment services revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. The majority of our employee compensation and other costs of services are largely shared across our various business lines.
Operating Expenses
Our operating expenses include sales and marketing expenses and general and administrative expenses.
The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
Operating expenses:
Sales and marketing	(20.7%)	(22.7%)	(26.4%)
General and administrative	(17.3)	(16.0)	(15.4)

Total operating expenses	(38.0%)	(38.7%)	(41.8%)

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
Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. Our general and administrative expenses as a percentage of our net revenues declined from 2006 to 2008 due primarily to improved operating efficiencies, although the decrease was largely offset in 2006 by higher share-based compensation expenses under the adoption of a new accounting policy and in 2007 by the impact of a loss provision relating to a third party contractor. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.

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
On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. Prior to the promulgation of the EIT Law, we obtained preferential tax treatment from local tax authorities for our entities, Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, and Tech JV and Wang Cai’s branches in Shanghai’s Pudong area and for Tech JV and Wang Cai AdCo’s branches in Shenzhen. As a result, these entities were subject to an EIT rate of 18% in 2008, which is to be gradually increased to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.
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
Under the EIT Law, dividends payable by a foreign investment enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. The detailed implementation regulations are still in the process of promulgation, and to our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As such, we cannot guarantee that we will not be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% EIT rate as to our global income. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material adverse effect on our results of operations.”
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
Income Taxes
We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” or FIN 48, effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in our financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We did not incur a cumulative effect adjustment upon adoption of FIN 48. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2008, we did not have any tax provisions related to uncertain tax positions or interest and penalties associated with such uncertain tax positions.
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
We had deferred tax assets, net of valuation allowance, of RMB4.9 million, RMB6.1 million and RMB2.7 million (US$0.4 million) as of December 31, 2006, 2007 and 2008, respectively.
As of December 31, 2006, 2007 and 2008, we recognized aggregate valuation allowances of RMB7.8 million, RMB6.5 million and RMB2.1 million (US$0.3 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.
Share-Based Compensation
Beginning on January 1, 2006, we have accounted for share-based compensation arrangements under SFAS No. 123R (revised 2004), “Share-Based Payment,” or SFAS No. 123R, which requires companies to expense the value of employee stock options and similar awards. Under SFAS No. 123R, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We have selected the modified prospective method as the transitional method, under which the expenses related to unvested but still outstanding options as calculated under the original SFAS No. 123, “Accounting for Stock-Based Compensation,” be charged to expense without any change in previously calculated measurement. We recognized share-based compensation expense of RMB28.5 million in 2006, RMB29.7 million in 2007 and RMB27.4 million (US$4.0 million) in 2008 in connection with the grant of options to our employees, executives and directors.

Under SFAS No. 123R, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility and the pre-vesting option forfeiture rate. Our assumption for expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which we believe are useful reference points. We estimate expected volatility at the date of grant based on historical volatilities of the market price of our ADSs. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock options that are granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.
See note 2(m) to our consolidated financial statements included elsewhere in this annual report for further discussion of stock-based compensation under SFAS No. 123R. The guidance provided in SFAS No. 123R and Staff Accounting Bulletin No. 107, or SAB No. 107, may be subject to further interpretation and refinement over time. The adoption of SFAS No. 123R increased our share-based compensation expense in our consolidated statement of operations beginning in 2006 and we expect the implementation of SFAS No. 123R may continue to adversely affect our earnings in the future.
Basis for Consolidation and Our Relationships with Our Affiliated Variable Interest Entities
We consolidate 100% of the interests of all of our subsidiaries and affiliated variable interest entities.
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
In the opinion of Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure —The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
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
Long-Lived Assets
Our accounting for long-lived assets, including property and equipment and intangible assets, is described in note 2(g) and 2(h) to our consolidated financial statements included elsewhere in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges.

We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. In 2006, we recorded a RMB48,966 impairment charge associated with office equipment, which we disposed in 2007. We did not record any impairment charges for the years ended December 31, 2007 and 2008. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141R, which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R becomes effective for us on January 1, 2009. We do not believe the adoption of SFAS No. 141R will have a material impact on our financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51,” or SFAS No. 160, which clarifies the presentation of a noncontrolling interest in consolidated financial statements, establishes a single method of accounting for changes in a parent’s ownership interest and expands disclosure requirements. SFAS No. 160 becomes effective for us on January 1, 2009. We do not believe the adoption of SFAS No. 160 will have a material impact on our financial statements.
In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. 157-2, “Effective Date of FASB Statement No. 157,” which collectively remove certain leasing transactions from the scope of SFAS No. 157 and partially delay the effective date of SFAS No. 157 for one year for certain non-financial assets and liabilities. In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. We do not believe the adoption of these FSPs will have a material impact on our financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161. SFAS No. 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not believe the adoption of SFAS No. 161 will have a material impact on our financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We do not believe the adoption of FSP FAS 142-3 will have a material impact on our financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162, which became effective on November 15, 2008. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). We do not believe the adoption of SFAS No. 162 will have a material impact on our financial statements.
In June 2008, the Emerging Issues Task Force, or EITF, of FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” or EITF 07-5. EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. We do not believe the adoption of EITF 07-5 will have a material impact on our financial statements.
In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” or FSP EITF 03-6-1. FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. We have not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. We are currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on our financial statements.
In November 2008, the EITF issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” or EITF 08-6. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. We do not believe the adoption of EITF 08-6 will have a material impact on our financial statements.
In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets,” or EITF 08-7. EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS No. 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We do not believe the adoption of EITF 08-7 will have a material impact on our financial statements.
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” or FSP FAS 157-4. FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. We are currently evaluating the impact of adopting FSP FAS 157-4 on our financial statements.
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” or FSP FAS 115-2 and FAS 124-2. FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. We are currently evaluating the impact of adopting FSP FAS 115-2 and FAS 124-2 on our financial statements.

Results of Operations
The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2006		2007		2008
(in thousands, except percentages)	RMB	%	RMB	%	RMB	%
Revenues:
Print advertising	389,535	59.0	430,621	53.9	359,234	44.0
Online recruitment services	219,794	33.3	282,688	35.4	312,121	38.3
Executive search	19,938	3.0	16,086	2.0	13,979	1.7
Other human resource related revenues	68,586	10.4	114,871	14.3	175,083	21.5

Total revenues	697,853	105.8	844,266	105.6	860,417	105.5
Less: Business and related tax	(38,010)	(5.8)	(44,982)	(5.6)	(44,939)	(5.5)

Net revenues	659,843	100.0	799,284	100.0	815,478	100.0

Cost of services(1)	(294,068)	(44.6)	(349,022)	(43.7)	(377,487)	(46.3)

Gross profit	365,775	55.4	450,262	56.3	437,991	53.7

Operating expenses(1):
Sales and marketing	(136,770)	(20.7)	(181,230)	(22.7)	(215,228)	(26.4)
General and administrative	(114,322)	(17.3)	(128,347)	(16.0)	(125,981)	(15.4)

Total operating expenses	(251,092)	(38.0)	(309,577)	(38.7)	(341,209)	(41.8)

Income from operations	114,683	17.4	140,685	17.6	96,782	11.9
Loss from foreign currency translation	(9,440)	(1.4)	(18,134)	(2.3)	(17,732)	(2.2)
Interest and investment income	20,744	3.1	24,635	3.1	26,400	3.2
Other income	1,914	0.3	1,793	0.2	2,327	0.3

Income before income tax provision	127,901	19.4	148,979	18.6	107,777	13.2
Income tax expense	(28,560)	(4.3)	(45,402)	(5.7)	(31,176)	(3.8)

Net income	99,341	15.1	103,577	12.9	76,601	9.4

(1) Share-based compensation expense:
Included in cost of services	(4,621)	(0.7)	(4,931)	(0.6)	(4,564)	(0.6)
Included in operating expenses:
Sales and marketing	(3,972)	(0.6)	(4,241)	(0.5)	(3,923)	(0.5)
General and administrative	(19,926)	(3.0)	(20,479)	(2.6)	(18,947)	(2.3)
2008 Compared to 2007
Total Revenues. Our total revenues increased 1.9% to RMB860.4 million (US$126.1 million) in 2008 from RMB844.3 million in 2007. This increase was primarily driven by growth in revenues from our other human resource related and online recruitment services, which was mostly offset by declines in revenues from our print advertising and executive search businesses. We derived our total revenues from:
•	Print Advertising. Our print advertising revenues decreased 16.6% to RMB359.2 million (US$52.7 million) in 2008 from RMB430.6 million in 2007. This decrease was primarily due to lower overall average revenue per page and less advertising page volume in 2008, which was impacted by a decrease in market demand that became increasingly pronounced in the second half of 2008 due primarily to the recent global economic and financial market crisis and a slowdown in the Chinese economy. Print advertising prices charged in each city were relatively unchanged compared to 2007 levels, but overall average revenue per page decreased 16.3% as lower priced cities comprised a larger portion of print advertising volume. We estimate that the number of print advertising pages decreased 0.3% to 16,512 in 2008 from 16,568 in 2007.
•	Online Recruitment Services. Our online recruitment services revenues increased 10.4% to RMB312.1 million (US$45.7 million) in 2008 from RMB282.7 million in 2007. This increase was primarily the result of growth in the number of unique employers using online recruitment services and higher average revenue per unique employer, but customer growth slowed in the latter part of 2008 due to weaker economic conditions in China. We estimate that the number of unique employers using online services increased 9.0% to 102,562 in 2008 from 94,125 in 2007. Although the prices we charge were generally unchanged from 2007 to 2008, our average revenue per unique employer in 2008 increased 1.3% as employers who purchased multiple or higher priced services more than offset customers who purchased lower priced or introductory products.

•	Executive Search. Our executive search revenues decreased 13.1% to RMB14.0 million (US$2.0 million) in 2008 from RMB16.1 million in 2007 due to fewer candidate assignments and placements.
•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 52.4% to RMB175.1 million (US$25.7 million) in 2008 from RMB114.9 million in 2007. This increase was primarily driven by growth in market demand and adoption of our business process outsourcing services. We believe this growth is also partly attributable to the implementation of a new labor contract law in China in 2008, which strengthened enforcement of worker rights and instituted greater penalties on employers for non-compliance resulting in greater acceptance of outsourced human resource administrative services provided by professional third party providers like ourselves.
Net Revenues. Our net revenues increased 2.0% to RMB815.5 million (US$119.5 million) in 2008 from RMB799.3 million in 2007. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB44.9 million (US$6.6 million) in 2008 and RMB45.0 million in 2007.
Cost of Services. Our cost of services increased 8.2% to RMB377.5 million (US$55.3 million) in 2008 from RMB349.0 million in 2007. This increase was primarily attributable to higher wage levels compared to the prior year, staff additions and greater costs related to the expansion of our service network for business process outsourcing services, which was partially offset by lower printing related expenses. Our cost of services in 2008 also included share-based compensation expense of approximately RMB4.6 million (US$0.7 million) compared with RMB4.9 million in 2007. Our cost of services increased as a percentage of net revenues in 2008 as compared to 2007 due primarily to an increase in costs that outpaced revenue growth slowed by weak global economic conditions and a reduction in market demand for our recruitment related services.
Gross Profit. As a result of the above factors, our gross profit decreased 2.7% to RMB438.0 million (US$64.2 million) in 2008 from RMB450.3 million in 2007. Our gross profit margin, which is equal to our gross profit divided by our net revenues, was 53.7% in 2008 compared with 56.3% in 2007.
Operating Expenses. Our total operating expenses increased 10.2% to RMB341.2 million (US$50.0 million) in 2008 from RMB309.6 million in 2007. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses, which was partially offset by a decrease in general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses increased 18.8% to RMB215.2 million (US$31.5 million) in 2008 from RMB181.2 million in 2007. This increase was primarily due to increased labor costs from staff additions and higher wage levels compared to the prior year as well as greater advertising and promotion expenses. Our advertising and promotion expenses in 2008 grew 32.0% to RMB45.0 million (US$6.6 million) from RMB34.1 million in 2007 as we increased spending on brand advertising activities and conducted a greater number of promotional events. Our sales and marketing expenses in 2008 also included share-based compensation expense of RMB3.9 million (US$0.6 million) compared with RMB4.2 million in 2007.
•	General and Administrative Expenses. Our general and administrative expenses decreased 1.8% to RMB126.0 million (US$18.5 million) in 2008 from RMB128.3 million in 2007. This decrease was primarily due to a loss provision of RMB9.7 million recorded in 2007 relating to the non-compliance to contract terms by a third party which provided services to us in connection with our human resource outsourcing operations in Beijing. Partially offsetting the impact of this loss provision were increases in labor costs resulting from staff additions and higher wage levels in 2008 as compared to 2007 as well as higher rental, property management and office expenses. Our general and administrative expenses in 2008 included share-based compensation expense of RMB18.9 million (US$2.8 million) compared with RMB20.5 million in 2007.
Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB17.7 million (US$2.6 million) in 2008 compared with RMB18.1 million in 2007 as a result of the appreciation of the Renminbi against the U.S. dollar. For more information about China’s foreign exchange policy, see “Item 10. — Additional Information — Exchange Controls.”

Interest and Investment Income. Our interest and investment income increased 7.2% to RMB26.4 million (US$3.9 million) in 2008 from RMB24.6 million in 2007 due to higher average balances in our interest bearing bank deposits which was partially offset by lower interest rates.
Income Tax Expense. We recorded an income tax expense of RMB31.2 million (US$4.6 million) in 2008 compared with RMB45.4 million in 2007. Our effective tax rate was 28.9% in 2008 compared with 30.5% in 2007. Effective January 1, 2008, we were subject to a new PRC tax law. For more information about taxation in China, see “— Income Taxation.”
Net Income. As a result of the above factors, our net income decreased 26.0% to RMB76.6 million (US$11.2 million) in 2008 from RMB103.6 million in 2007.
2007 Compared to 2006
Total Revenues. Our total revenues increased 21.0% to RMB844.3 million in 2007 from RMB697.9 million in 2006. This increase was primarily driven by growth in revenues from our online recruitment services, other human resource related services and print advertising. We derived our total revenues from:
•	Print Advertising. Our print advertising revenues increased 10.5% to RMB430.6 million in 2007 from RMB389.5 million in 2006. This increase was primarily due to a higher number of recruitment advertisements placed in our editions of 51job Weekly as we increased customer penetration in our existing markets. We estimate that the number of print advertising pages increased 31.4% to 16,568 in 2007 from 12,609 in 2006. The increase in revenues from greater advertisement volumes was partially offset by a 15.9% decrease in our overall average revenue per page due to higher growth rates in lower priced markets. We did not materially change the prices we charge for print advertising in each local market in 2007.
•	Online Recruitment Services. Our online recruitment services revenues increased 28.6% to RMB282.7 million in 2007 from RMB219.8 million in 2006. This increase was mainly attributable to growth in the number of unique employers placing recruitment and related advertisements on www.51job.com as well as greater use of our eHire web-based online resumé and recruitment management platform. We estimate that the number of unique employers increased 25.6% to 94,125 in 2007 from 74,950 in 2006. The prices we charge for our online recruitment services were generally unchanged in 2007. However, our average revenue per unique employer in 2007 increased 2.4% over 2006 as a result of the greater number of customers purchasing multiple online recruitment services and the migration of customers to higher priced products, both factors which increase our average revenue per unique employer, more than offset the increase in new online customers, who generally purchase basic, lower priced recruitment advertisements and decrease our average revenue per unique employer.
•	Executive Search. Our executive search revenues decreased 19.3% to RMB16.1 million in 2007 from RMB19.9 million in 2006, primarily as a result of fewer candidate assignments.
•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 67.5% to RMB114.9 million in 2007 from RMB68.6 million in 2006. This increase was primarily attributable to an increase in training revenues as we conducted a greater number of seminars and added new course content as well as an increase in business process outsourcing revenues from the growing number of corporate customers and their employees we served.
Net Revenues. Our net revenues increased 21.1% to RMB799.3 million in 2007 from RMB659.8 million in 2006. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB45.0 million in 2007 and RMB38.0 million in 2006.
Cost of Services. Our cost of services increased 18.7% to RMB349.0 million in 2007 from RMB294.1 million in 2006. This increase was principally due to higher printing related expenses associated with greater page volumes of 51job Weekly as well as higher employee compensation expense from staff additions and a rise in wage levels. Our cost of services in 2007 also included share-based compensation expense of approximately RMB4.9 million compared with RMB4.6 million in 2006. Our cost of services decreased as a percentage of net revenues in 2007 due to greater economies of scale and improved operating efficiencies in our businesses.
Gross Profit. As a result of the above factors, our gross profit increased 23.1% to RMB450.3 million in 2007 from RMB365.8 million in 2006. Our gross profit margin was 56.3% in 2007 compared with 55.4% in 2006.

Operating Expenses. Our total operating expenses increased 23.3% to RMB309.6 million in 2007 from RMB251.1 million in 2006. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses as well as a loss provision included in general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses increased 32.5% to RMB181.2 million in 2007 from RMB136.8 million in 2006. This increase was due to the expansion of our sales and marketing staff, higher employee salaries and commissions, and greater spending on advertising and promotional activities. Our advertising and promotion expenses in 2007 increased 79.6% to RMB34.1 million from RMB19.0 million in 2006 due to a greater number of customer events and activities as well as increased spending on brand advertising campaigns. Our sales and marketing expenses in 2007 also included share-based compensation expense of RMB4.2 million compared with RMB4.0 million in 2006.
•	General and Administrative Expenses. Our general and administrative expenses increased 12.3% to RMB128.3 million in 2007 from RMB114.3 million in 2006. This increase was primarily due to a loss provision of RMB9.7 million recorded in the fourth quarter of 2007 relating to the non-compliance to contract terms by a third party which provided services to us in connection with our human resource outsourcing operations in Beijing. We have terminated our relationship with the third party contractor and have been involved in an ongoing investigation of this contractor with the assistance of local authorities. Due to the contractor’s non-compliance, we have assessed that we face probable liability and have estimated a loss of RMB9.7 million related to this matter. We are exploring all legal options available to recover funds from the third party contractor. However, the outcome of the investigation and our ability to recover funds is unclear.
In addition to the loss provision, our general and administrative expenses increased in 2007 due to higher employee compensation and depreciation and amortization expenses which were partially offset by lower office rent and professional services fees. Our general and administrative expenses in 2007 included share-based compensation expense of RMB20.5 million compared with RMB19.9 million in 2006.
Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB18.1 million in 2007 compared with RMB9.4 million in 2006 as a result of the appreciation of the Renminbi against the U.S. dollar.
Interest and Investment Income. Our interest and investment income increased 18.8% to RMB24.6 million in 2007 from RMB20.7 million in 2006 due to higher average balances in our interest bearing bank deposits.
Income Tax Expense. We recorded an income tax expense of RMB45.4 million in 2007 compared with RMB28.6 million in 2006. Our effective tax rate increased to 30.5% in 2007 from 22.3% in 2006 due to the expiration of certain tax exemptions for some of our entities in China in 2007.
Net Income. As a result of the above factors, our net income increased 4.3% to RMB103.6 million in 2007 from RMB99.3 million in 2006.
Inflation
According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.
Unaudited Quarterly Results of Operations
We have presented our unaudited quarterly results of operations for the four fiscal quarters of 2008. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented. Because the recruitment advertising and human resource industries in China are relatively new and rapidly evolving, and because our business also has a limited operating history, operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for 2008:

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008
(in thousands)	RMB	RMB	RMB	RMB
Revenues:
Print advertising	122,426	93,946	83,163	59,699
Online recruitment services	78,430	83,287	77,663	72,741
Executive search	5,497	3,158	2,945	2,379
Other human resource related revenues	30,085	38,354	45,252	61,392

Total revenues	236,438	218,745	209,023	196,211

Net revenues	224,098	208,269	197,766	185,345
Cost of services(1)	(99,296)	(93,867)	(93,445)	(90,879)

Gross profit	124,802	114,402	104,321	94,466

Operating expenses(1):
Sales and marketing	(55,391)	(52,208)	(49,437)	(58,192)
General and administrative	(30,839)	(31,927)	(32,817)	(30,398)

Total operating expenses	(86,230)	(84,135)	(82,254)	(88,590)

Income from operations	38,572	30,267	22,067	5,876

Income before income tax provision	34,716	30,294	30,548	12,219
Income tax expense	(12,467)	(10,984)	(2,262)	(5,463)

Net income	22,249	19,310	28,286	6,756

(1) Share-based compensation expense:
Included in cost of services	(1,009)	(1,153)	(1,192)	(1,210)
Included in operating expenses:
Sales and marketing	(868)	(992)	(1,023)	(1,040)
General and administrative	(4,422)	(5,053)	(4,252)	(5,220)
B. Liquidity and Capital Resources
Liquidity
Our liquidity has been principally affected by net cash generated from operating activities in addition to our purchases of property, equipment and software as well as our repurchases of ADSs in the open market in 2008.
The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2006	2007	2008	2008
(in thousands)	RMB	RMB	RMB	US$
Net cash provided by operating activities	185,229	193,315	119,867	17,569
Net cash used in investing activities	(144,402)	(41,248)	(48,451)	(7,101)
Net cash provided by (used in) financing activities	6,099	4,470	(4,101)	(601)
Net increase in cash	38,064	138,822	50,790	7,445
Cash Flows from Operating Activities. Our net cash provided by operating activities in 2006 was RMB185.2 million and consisted of RMB99.3 million in net income, which increased primarily due to higher revenues generated by our online recruitment services and print advertising businesses as well as a lower effective tax rate. The increase in net cash provided by operating activities also included RMB28.5 million in share-based compensation, RMB15.9 million in depreciation and RMB9.4 million in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB17.3 million in advances from customers and an increase of RMB7.3 million in salary and employee related accrual.
Our net cash provided by operating activities in 2007 was RMB193.3 million and consisted of RMB103.6 million in net income, which increased principally due to revenue growth in our online recruitment services, other human resource related services and print advertising businesses. The increase in net cash provided by operating activities also included RMB29.7 million in share-based compensation, RMB18.4 million in depreciation and RMB18.1 million in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by an increase of RMB15.1 million in prepayments and other current assets, an increase of RMB17.6 million in advances from customers, an increase of RMB9.7 million in taxes payable and an increase of RMB7.7 million from other payables and accruals.

Our net cash provided by operating activities in 2008 was RMB117.1 million (US$17.2 million) and consisted of RMB76.6 million (US$11.2 million) in net income, RMB27.4 million (US$4.0 million) in share-based compensation, RMB23.8 million (US$3.5 million) in depreciation and RMB17.7 million (US$2.6 million) in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by a decrease of RMB20.2 million (US$3.0 million) in taxes payable, a decrease of RMB15.3 million (US$2.2 million) in other payables and accruals, an increase of RMB12.1 million (US$1.8 million) in advances from customers, an increase of RMB11.9 million (US$1.7 million) in prepayments and other current assets, and a decrease of RMB10.2 million (US$1.5 million) in accounts receivable.
Cash Flows from Investing Activities. Our net cash used in investing activities from 2006 to 2008 reflected purchases of property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses. We established one new office in 2006. In 2006, we paid RMB90.9 million to complete the purchase of our principal executive offices in Zhangjiang and purchased our former executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, which serves as our downtown Shanghai sales office, for an aggregate consideration of RMB27.9 million. Under our cooperation agreement with Recruit, we provided financing in the amount of RMB8.8 million in 2007 and RMB7.9 million (US$1.2 million) in 2008 to Area Link for the coupon company.
Cash Flows from Financing Activities. Our net cash from financing activities from 2006 to 2008 has been primarily affected by proceeds from the exercise of options by our employees, executives and directors as well as the repurchase of our ADSs. Our net cash provided by financing activities consisted of the exercise of options by employees, directors and officers in the amount of RMB6.1 million in 2006 and RMB4.5 million in 2007. In 2008, our net cash used in financing activities consisted of our repurchase of 136,827 ADSs in the open market for an aggregate consideration of RMB6.2 million (US$0.9 million), which was partially offset by RMB2.1 million (US$0.3 million) from the exercise of options.
Capital Resources
To date, we have primarily financed our operations through cash flows from operating activities, equity investments by certain of our founders, the sale of preferred shares in 2000 and our initial public offering in 2004. We have not financed our operations through significant borrowings, and as of December 31, 2008, we had no material debt obligations outstanding. As of December 31, 2008, we had RMB1,074.4 million (US$157.5 million) in cash and short-term investments.
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
We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.
C. Research and Development, Patents and Licenses, etc.
We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2006, 2007 or 2008. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
(in thousands)	RMB	RMB	RMB	RMB	RMB
Publication fee agreements	55,083	42,003	9,672	3,288	120
Operating lease obligations	53,097	24,978	24,595	3,524	—
Purchase obligations	65,158	44,277	20,881	—	—

Total	173,338	111,258	55,148	6,812	120

We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly. The term of our publication fee agreements is generally for two years. We expect to renew most of these agreements as they expire, although we cannot predict the terms and conditions of such renewals.
Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to five years. Our purchase obligations consist primarily of agreements to purchase advertising services from outdoor and Internet media companies as well as our cooperation agreement with Recruit to provide financing to Area Link for the coupon company.
Rental expenses incurred under operating leases were RMB29.9 million in 2006, RMB23.9 million in 2007 and RMB28.9 million (US$4.2 million) in 2008.
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
G. Safe Harbor
See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The names of our current directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	79	Chairman of the board and independent director
Rick Yan	46	Director, chief executive officer, president and secretary
David K. Chao(1) (2) (3)	42	Independent director
Dr. Xiaoyue Chen(1) (3)	62	Independent director
Hiroyuki Honda(4)	48	Non-executive director
Kathleen Chien	39	Chief operating officer
Peter Lui	47	Chief financial officer
David Weimin Jin	39	Senior vice president
Tao Wang	46	Vice president
Jones Haijun Yu	36	Vice president

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

(4)	Pursuant to the share purchase agreement between Recruit Co., Ltd., or Recruit, and the selling shareholders, each of the selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Mr. Hiroyuki Honda, Recruit’s nominee, was elected to our board of directors in July 2006.
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
David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM, an early stage technology venture capital firm that manages US$1.6 billion. DCM is headquartered in Menlo Park, California and also has offices in Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a founding executive of Japan Communications, Inc., a public provider of mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executives for Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees. He also serves on the board of directors of Legend Capital and Spansion, Inc.

Dr. Xiaoyue Chen is a director of our company. Dr. Chen has been an independent director of our company since August 2007. Dr. Chen holds Bachelor, Master and Ph.D. degrees in Engineering, all from Tsinghua University. Dr. Chen is the Director of the Institute of Accountancy of Tsinghua University, a senior consultant of Beijing National Accounting Institute and the Vice President of the China Appraisal Society. He was the former President of Beijing National Accounting Institute, Associate Dean of the School of Economics and Management of Tsinghua University and Dean of the Department of Accounting of Tsinghua University. Dr. Chen also serves as an independent director of China Shenhua Energy Company Limited, China Unicom Limited and Yunnan Baiyao Group Company Limited.
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
Kathleen Chien is chief operating officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community.
Peter Lui is chief financial officer of our company. Mr. Lui joined our company in March 2009. Mr. Lui received his Bachelor of Business Administration degree from the University of Massachusetts, Amherst and his Master of Business Administration degree from Suffolk University in Boston, Massachusetts. Prior to joining our company, Mr. Lui was the Asia Pacific Area Controller for Google Inc., overseeing regions including Japan, Korea, Greater China, India, Australia and New Zealand. During his tenure, Mr. Lui was involved in the development of Google’s Asia Pacific operations, particularly in the Greater China region from its initial start-up phase. Prior to Google, Mr. Lui held Finance Director positions at Saatchi & Saatchi China, a leading international advertising agency, Oracle China and Compaq Computer China, representing over 13 years of continuous PRC managerial responsibilities within various multinational corporations.
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

B. Compensation
Compensation of Directors and Executive Officers
We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2008, the aggregate cash compensation to our non-executive directors as a group was approximately US$90,000 (RMB614,025). In 2008, we did not grant options to acquire common shares to our non-executive directors.
For the year ended December 31, 2008, the aggregate cash compensation to our executive officers as a group was approximately RMB6.6 million (US$1.0 million). We granted options to acquire an aggregate of 402,432 common shares to our executive officers in 2008.
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

	Common shares underlying options	Exercise
	granted	price	Date of grant	Date of expiration
		US$
Granted in 2006
Donald L. Lucas	40,032	8.365	April 3, 2006	April 2, 2012
Rick Yan	160,800	8.365	April 3, 2006	April 2, 2012
David K. Chao	40,032	8.365	April 3, 2006	April 2, 2012
Hiroyuki Honda	14,976	9.83	July 28, 2006	July 27, 2012
Kathleen Chien	81,600	8.365	April 3, 2006	April 2, 2012
David Weimin Jin	31,200	8.365	April 3, 2006	April 2, 2012
Tao Wang	31,200	8.365	April 3, 2006	April 2, 2012
Jones Haijun Yu	31,200	8.365	April 3, 2006	April 2, 2012
Other employees	437,952	8.365	April 3, 2006	April 2, 2012

	868,992

Granted in 2007
Donald L. Lucas	40,032	8.795	April 16, 2007	April 15, 2013
	160,128	8.77	May 25, 2007	May 24, 2013
Rick Yan	100,032	8.795	April 16, 2007	April 15, 2013
David K. Chao	40,032	8.795	April 16, 2007	April 15, 2013
	40,032	9.355	August 8, 2007	August 7, 2013
Dr. Xiaoyue Chen	60,096	9.355	August 8, 2007	August 7, 2013
Hiroyuki Honda	14,976	8.795	April 16, 2007	April 15, 2013
	30,048	8.80	September 24, 2007	September 23, 2013
Kathleen Chien	81,600	8.795	April 16, 2007	April 15, 2013
David Weimin Jin	81,600	8.795	April 16, 2007	April 15, 2013
Tao Wang	48,000	8.795	April 16, 2007	April 15, 2013
Jones Haijun Yu	48,000	8.795	April 16, 2007	April 15, 2013
Other employees	444,576	8.795	April 16, 2007	April 15, 2013

	1,189,152

Granted in 2008
Rick Yan	100,032	9.00	May 1, 2008	April 30, 2014
Kathleen Chien	91,200	9.00	May 1, 2008	April 30, 2014
David Weimin Jin	81,600	9.00	May 1, 2008	April 30, 2014
Tao Wang	64,800	9.00	May 1, 2008	April 30, 2014
Jones Haijun Yu	64,800	9.00	May 1, 2008	April 30, 2014
Other employees	144,000	9.245	February 27, 2008	February 26, 2014
	608,400	9.00	May 1, 2008	April 30, 2014
	144,000	4.535	September 30, 2008	September 29, 2014

	1,298,832

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

D. Employees
We had 3,517 employees, 3,941 employees and 4,669 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2008.

Sales and account management	1,991
Marketing and merchandising	863
Technology and online operations	629
Customer service and production	623
Search and training consultants	185
General and administrative	378

Total	4,669	*

*	Includes 824 temporary, part-time and contract employees.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2009:
•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Percentage of beneficial ownership is based on 55,923,979 common shares outstanding as of March 31, 2009 and the number of common shares underlying options held by such person as of that date. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	15,431,928	27.4
Kathleen Chien	1,639,658	2.9
David K. Chao(1)	508,622	*
Tao Wang	160,250	*
Donald L. Lucas	131,772	*
David Weimin Jin	130,300	*
Jones Haijun Yu	98,450	*
Hiroyuki Honda(2)	30,928	*
Dr. Xiaoyue Chen	26,292	*
All directors and executive officers as a group	18,158,200	31.8

Principal shareholders:
Recruit Co., Ltd.(2)	22,279,528	39.8
Rick Yan	15,431,928	27.4

(1)	The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	The address for Hiroyuki Honda and Recruit Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

*	Less than 1%.
As of March 31, 2009, 2,297,333 of our common shares, representing 3.3% of our common shares outstanding, were held by a total of seven holders of record with addresses in the United States. As of the same date, 8,823,535 of our ADSs, representing 17,647,070 common shares, or 31.6% of our outstanding shares, were held by a total of five registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.
In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares, which represented approximately 15% of our outstanding common shares as of December 31, 2005, from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these shareholders over a three-year period beginning in April 2006. As of March 31, 2009, Recruit owned 22,279,528 of our common shares. In addition, under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to our board of directors and that it will vote all of its shares in favor of the election of such nominee to our board of directors at any annual or extraordinary general meetings of our members at which such nominee may stand for election for the duration of the agreement. Recruit has agreed not to sell or otherwise transfer an interest in any of the shares it has purchased under the agreement for one year following the date of such purchase.

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
Domain Name License Agreement. 51net has entered into a domain name license agreement with RAL dated as of May 3, 2008 under which 51net has granted to RAL the right to use the www.51job.com domain name in the PRC in connection with RAL’s operation of its website. RAL is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement has a term of ten years and is renewable upon the written consent of 51net.
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
In the opinion of Jun He Law Offices, our PRC legal counsel, the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the effectiveness of the pledges under the equity pledge agreements, which are subject to registration with the relevant administrations of industry and commerce, and the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
Stock Option Grants
We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our 2000 stock option plan. As of December 31, 2008, there were outstanding options to purchase an aggregate of 3,603,964 common shares in our company. For a description of our 2000 stock option plan and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”
Business Alliance with Recruit
In April 2006, we formed a business alliance with Recruit, a privately held human resource services company in Japan, to collaborate on the development of our human resource products and services in China. Under the terms of our business alliance agreement, we also established an internal corporate planning group with Recruit to explore potential business opportunities outside of the human resource services industry in China. In March 2009, we terminated this business alliance agreement with Recruit.
In a separate transaction in April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit completed a purchase of 8,452,918 common shares from these shareholders in April 2006. The share purchase agreement also provides for an option that would allow Recruit to purchase up to an additional 14,862,313 common shares from these selling shareholders. As of March 31, 2009, Recruit owned 22,279,528 common shares of our company.

Investment in Coupon Advertising Services Company with Recruit
In August 2007, we entered into an agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement, we have agreed to provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The coupon company launched its inaugural issue in Shanghai in September 2007. We do not participate in the management of this company, but we can and have nominated two of the five directors to the board of the coupon company. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.9 million (US$2.3 million) as of December 31, 2008.
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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for (1) the years ended December 31, 2004, 2005, 2006, 2007 and 2008, (2) each of the nine most recent fiscal quarters and (3) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2004(1)	55.55	18.61
2005	53.50	9.71
2006	31.90	12.70
2007	25.44	14.02
2008	20.50	6.00

Quarterly highs and lows
First quarter 2007	18.39	14.02
Second quarter 2007	19.44	15.52
Third quarter 2007	20.98	15.55
Fourth quarter 2007	25.44	17.59
First quarter 2008	19.66	16.01
Second quarter 2008	20.50	16.27
Third quarter 2008	18.54	8.69
Fourth quarter 2008	10.20	6.00
First quarter 2009	7.93	6.33

Monthly highs and lows
October 2008	10.20	6.03
November 2008	8.23	6.10
December 2008	6.95	6.00
January 2009	6.90	6.18
February 2009	7.93	6.42
March 2009	7.83	6.00
April 2009 (through April 27, 2009)	8.22	6.51

(1)	Our ADSs commenced trading on September 29, 2004.
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
In August 2007, we entered into a cooperation agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement, we have agreed to provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.9 million (US$2.3 million) as of December 31, 2008.
D. Exchange Controls
See “Item 4. — Information on the Company — Business Overview — Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution — Foreign Currency Exchange.”
E. Taxation
The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
According to Maples and Calder, our counsel as to Cayman Islands law, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China
Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. However, the detailed implementation regulations are still in the process of promulgation, and to our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. It is unclear whether we may be considered to be a “resident enterprise” by PRC tax authorities, which would make us subject to the uniform 25% EIT rate as to our global income.
If we are considered a PRC “resident enterprise” under the EIT Law, our shareholders and ADS holders who are deemed “non-resident enterprises” may be subject to an EIT rate of 10% upon the dividends payable by us or upon any gains realized from the transfer of our common shares or ADSs, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or place of business in China, or (ii) it has establishment or place of business in China but its income derived from China has no real connection with such establishment or place of business.
Moreover, under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. We are incorporated in the Cayman Islands which does not have such a tax treaty with China.

Certain United States Federal Income Tax Considerations
The following summarizes certain U.S. federal income tax consequences to a U.S. Holder, as defined below, of the ownership and disposition of our ADSs or common shares as of the date of this annual report.
Except where noted, this summary deals only with ADSs and common shares that are held as capital assets by U.S. Holders. This summary does not describe all of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:
•	dealers in securities or currencies;

•	regulated investment companies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes;

•	persons who own or are deemed to own 10% or more of our voting shares; or

•	persons whose “functional currency” is not the U.S. dollar.
This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.
A U.S. Holder that holds or is considering the disposition of ADSs or common shares should consult its own tax advisor concerning the U.S. federal income tax consequences as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.
As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or common shares that is a U.S. person. A U.S. person is a person who is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program; and
•	a foreign corporation if its shares with respect to which a dividend is paid or its ADSs backed by such shares are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a passive foreign investment company, or a PFIC, in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (1) we are not a PFIC and (2) the ADSs are listed on the Nasdaq Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In addition, subject to the following sentence, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet at minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.
Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, a U.S. Holder may be subject to PRC withholding taxes on dividends paid with respect to the ADSs or common shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and generally will constitute “passive category income” for U.S. foreign tax credit limitation purposes. Furthermore, in certain circumstances, if a U.S. Holder has held the ADSs or common shares for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
To the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain. However, we do not expect to provide U.S. Holders of common shares or ADSs with information regarding the amount of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Therefore, U.S. Holders should generally expect distributions to be treated as dividends for U.S. federal income tax purposes (as discussed above).

Distributions of ADSs or common shares that are received as part of a pro rata distribution to all of our common shareholders (including ADS holders) generally will not be subject to U.S. federal income tax. The basis of the new ADSs or common shares so received will be determined by allocating a U.S. Holder’s basis in the old ADSs or common shares between the old ADSs or common shares and the new ADSs or common shares received, based on their relative fair market values on the date of distribution.
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
Passive Foreign Investment Company Rules
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2008, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.
In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from the opinions of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2008 and any taxable year thereafter. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or common shares, the U.S. Holders will be subject to special tax rules discussed below.
In general, we will be a PFIC for any taxable year in which either (1) at least 75% of our gross income for the taxable year is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election or a qualified electing fund election, as discussed below, such U.S. Holder will be subject to the following special tax rules.
Gain realized upon the sale or disposition of ADSs or common shares and distributions made to a U.S. Holder by us during a taxable year with respect to the ADSs or common shares that are “excess distributions” (defined generally as the excess of the amount received with respect to the ADSs or common shares in the taxable year over 125% of the average amount received in the shorter of either the three preceding years or a U.S. Holder’s holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a PFIC will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for the class of U.S. Holder, corporate or non-corporate, in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.
If we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to any of our subsidiaries.
In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or common shares of a PFIC as ordinary income under a mark-to-market method, provided that the ADSs or common shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq Global Select Market is a qualified exchange but no assurance can be given that the ADSs will be regularly traded for the purposes of the mark-to-market election.
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
Instead of being subject to the excess distribution rules discussed above, a U.S. holder of shares in a PFIC alternatively may elect to have the company treated as a qualified electing fund, provided that the company provides certain information to make such an election effective. However, this option will not be available to U.S. Holders because we do not intend to provide such information to U.S. Holders.
If a U.S. Holder owns ADSs or common shares during any year that we are a PFIC, the U.S. Holder must file Internal Revenue Service Form 8621.
A U.S. Holder should consult its own tax advisors concerning the availability and the making of a mark-to-market election and the U.S. federal income tax consequences of holding the ADSs or common shares if we are deemed to be a PFIC in any taxable year.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2008, we had cash and short-term investments of RMB1,074.4 million (US$157.5 million). Cash consist of cash on hand and in banks and short-term investments consist of certificates of deposit with maturities between three months and one year.
The carrying amounts of cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2008, approximately 20% of our cash were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

Foreign Exchange Risk
Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 3.3% in 2006, 6.5% in 2007 and 6.5% in 2008, which resulted in a loss from foreign currency translation for us of RMB9.4 million in 2006, RMB18.1 million in 2007 and RMB17.7 million (US$2.6 million) in 2008. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act, for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-2 of this Form 20-F.
Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2007	2008	2008
(in thousands)	RMB	RMB	US$
Audit fees	5,352	4,406	646
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under the program, we purchased 136,827 ADSs, or 273,654 common shares, through open-market transactions for an aggregate consideration of approximately US$0.9 million, including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program:

				Approximate dollar value of
	Total number of	Average price paid		ADSs that may yet be
Period	ADSs purchased	per share		purchased under the program
		US$	RMB(1)	US$	RMB(1)
September 2008	—	—	—	—	—
October 2008	—	—	—	—	—
November 2008	25,251	6.56	44.76	24,834,000	169,432,000
December 2008	111,576	6.71	45.78	24,086,000	164,326,000
January 2009	72,528	6.50	44.36	23,614,000	161,109,000
February 2009	108,275	6.95	47.40	22,862,000	155,976,000
March 2009	55,217	6.87	46.86	22,483,000	153,389,000
April 2009 (through April 27)	41,006	7.23	49.30	22,186,000	151,367,000

(1)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 31, 2008, which was US$1.00 to RMB6.8225. See “Introduction” and “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance and we endeavor to comply with Nasdaq corporate governance rules.

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

4.2
Form of Employment, Confidential Information and Invention Assignment Agreement. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.3
Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4
Form of Investor Rights Agreement. (Incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5
Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (Incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.6
Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.7
Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits		Description

4.8
Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (Incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.9
Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Shanghai Run An Lian Information Consultancy Co., Ltd. (Incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.10
Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.11
Equity Pledge Agreement dated as of September 11, 2007 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (Incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.12
Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (Incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.13
Share Transfer Agreement dated as of November 20, 2007 among the shareholders of Shanghai Run An Lian Information Consultancy Co. Ltd. (Incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.14
Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.15
Cooperation Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.16
Supplemental Agreement to the Cooperation Agreement effective as of April 1, 2007 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (Incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 28, 2007)

4.17	*	Domain Name License Agreement dated as of May 3, 2008 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc.

4.18
Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (Incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.19
Share Transfer Agreement dated as of April 5, 2004 among Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., 51net.com Inc. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (Incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.20
Cooperation Agreement dated as of August 9, 2007, as amended as of March 27, 2008, between 51job, Inc. and Recruit Co., Ltd. (Incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

Exhibits		Description

8.1
List of subsidiaries of 51job, Inc. (Incorporated by reference to Exhibit 8.1 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

11.1
Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1	*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Maples and Calder

15.2	*	Consent of Jun He Law Offices

15.3	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.
By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer
Date: April 29, 2009

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of 51job, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 29, 2009

51JOB, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(in thousands, except number of shares and	Note	2006	2007	2008	2008
per share data)		RMB	RMB	RMB	US$ (Note 2(c))
Revenues:
Print advertising		389,535	430,621	359,234	52,654
Online recruitment services		219,794	282,688	312,121	45,749
Executive search		19,938	16,086	13,979	2,049
Other human resource related revenues		68,586	114,871	175,083	25,663

Total revenues		697,853	844,266	860,417	126,115

Less: Business and related taxes		(38,010)	(44,982)	(44,939)	(6,587)

Net revenues		659,843	799,284	815,478	119,528

Cost of services(1)		(294,068)	(349,022)	(377,487)	(55,330)

Gross profit		365,775	450,262	437,991	64,198

Operating expenses(1):
Sales and marketing		(136,770)	(181,230)	(215,228)	(31,547)
General and administrative		(114,322)	(128,347)	(125,981)	(18,465)

Total operating expenses		(251,092)	(309,577)	(341,209)	(50,012)

Income from operations		114,683	140,685	96,782	14,186
Loss from foreign currency translation		(9,440)	(18,134)	(17,732)	(2,599)
Interest and investment income		20,744	24,635	26,400	3,869
Other income		1,914	1,793	2,327	341

Income before provision for income tax		127,901	148,979	107,777	15,797
Income tax expense	8	(28,560)	(45,402)	(31,176)	(4,570)

Net income		99,341	103,577	76,601	11,227

Other comprehensive income:
Currency translation adjustments		579	419	374	55

Comprehensive income		99,920	103,996	76,975	11,282

Earnings per share:	12
— Basic		1.79	1.84	1.35	0.20
— Diluted		1.76	1.83	1.35	0.20
Earnings per ADS(2):
— Basic		3.58	3.68	2.71	0.40
— Diluted		3.52	3.66	2.70	0.40
Weighted average number of shares outstanding:
— Basic		55,422,447	56,279,193	56,581,719	56,581,719
— Diluted		56,409,260	56,631,598	56,709,513	56,709,513
(1) Share-based compensation:
Included in cost of services		(4,621)	(4,931)	(4,564)	(669)
Included in operating expenses
— Sales and marketing		(3,972)	(4,241)	(3,923)	(575)
— General and administrative		(19,926)	(20,479)	(18,947)	(2,777)

(2)	Each ADS represents two common shares.
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

	Note		2007	2008	2008
(in thousands, except number of shares and per share data)			RMB	RMB	US$ (Note 2(c))
ASSETS
Current assets:
Cash			1,007,520	1,058,310	155,121
Short-term investments	2	(f)	—	16,100	2,360
Accounts receivable (net of allowance for doubtful accounts of RMB3,879 and RMB2,783 as of December 31, 2007 and 2008, respectively)	3		29,706	19,524	2,862
Prepayments and other current assets	4		33,132	44,996	6,595
Deferred tax assets, current	8		4,930	2,322	340

Total current assets			1,075,288	1,141,252	167,278

Long-term investments	2	(f)	8,788	15,927	2,335
Property and equipment	5		205,984	205,805	30,166
Intangible assets	6		6,869	4,669	684
Other long-term assets			5,031	6,311	925
Deferred tax assets, non-current	8		1,206	405	59

Total non-current assets			227,878	233,117	34,169

Total assets			1,303,166	1,374,369	201,447

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable			9,804	10,511	1,541
Salary and employee related accrual			29,064	22,370	3,279
Taxes payable			33,498	13,337	1,955
Advance from customers			75,535	87,639	12,845
Other payables and accruals	7		28,214	12,939	1,897

Total current liabilities			176,115	146,796	21,517

Deferred tax liabilities, non-current	8		516	730	107

Total liabilities			176,631	147,526	21,624

Commitments and contingencies	13		—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 56,519,471 and 56,378,139 shares issued and outstanding as of December 31, 2007 and 2008, respectively)			47	47	7
Additional paid-in capital			894,019	917,352	134,460
Statutory reserves			5,991	6,947	1,018
Other comprehensive income			680	1,054	154
Retained earnings			225,798	301,443	44,184

Total shareholders’ equity			1,126,535	1,226,843	179,823

Total liabilities and shareholders’ equity			1,303,166	1,374,369	201,447

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Common shares			Deferred		Other		Total
	Number		Additional	share-based	Statutory	comprehensive	Retained	shareholders’
	of shares	Par value	paid-in capital	compensation	reserves	(loss) income	earnings	equity
(in thousands, except number of shares)		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2006	54,876,079	45	848,423	(23,141)	3,681	(318)	25,190	853,880

Exercise of share options	1,243,682	1	6,098	—	—	—	—	6,099
Share-based compensation	—	—	5,378	23,141	—	—	—	28,519
Appropriation of statutory reserves	—	—	—	—	1,168	—	(1,168)	—
Adjustment of other comprehensive income	—	—	—	—	—	579	—	579
Net income	—	—	—	—	—	—	99,341	99,341

Balance as of December 31, 2006	56,119,761	46	859,899	—	4,849	261	123,363	988,418

Exercise of share options	399,710	1	4,469	—	—	—	—	4,470
Share-based compensation	—	—	29,651	—	—	—	—	29,651
Appropriation of statutory reserves	—	—	—	—	1,142	—	(1,142)	—
Adjustment of other comprehensive income	—	—	—	—	—	419	—	419
Net income	—	—	—	—	—	—	103,577	103,577

Balance as of December 31, 2007	56,519,471	47	894,019	—	5,991	680	225,798	1,126,535

Exercise of share options	132,322	—	2,147	—	—	—	—	2,147
Share-based compensation	—	—	27,434	—	—	—	—	27,434
Repurchase of common shares	(273,654)	—	(6,248)	—	—	—	—	(6,248)
Appropriation of statutory reserves	—	—	—	—	956	—	(956)	—
Adjustment of other comprehensive income	—	—	—	—	—	374	—	374
Net income	—	—	—	—	—	—	76,601	76,601

Balance as of December 31, 2008	56,378,139	47	917,352	—	6,947	1,054	301,443	1,226,843

Balance as of December 31, 2008 (US$ Note 2(c))	56,378,139	7	134,460	—	1,018	154	44,184	179,823

The accompanying notes are an integral part of these financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008	2008
(in thousands)	RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income for the year	99,341	103,577	76,601	11,227
Adjustments for:
Share-based compensation	28,519	29,651	27,434	4,021
Depreciation	15,891	18,351	23,776	3,485
Amortization of intangible assets	3,132	2,654	2,243	329
Loss due to disposal of fixed assets	251	244	915	134
Loss due to impairment of fixed assets	49	—	—	—
Loss from foreign currency translation	9,440	18,134	17,732	2,599
Deferred tax provision (benefit)	1,516	(855)	3,623	531
(Increase) Decrease in accounts receivable	(6,208)	(1,275)	10,182	1,492
(Increase) Decrease in prepayments and other current assets	5,202	(15,068)	(11,864)	(1,739)
Increase (Decrease) in accounts payable	777	1,650	(63)	(9)
Decrease in due to related parties	(1,041)	(464)	—	—
Increase (Decrease) in salary and employee related accrual	7,337	2,387	(6,694)	(981)
Increase (Decrease) in taxes payable	549	9,747	(20,161)	(2,955)
Increase in advance from customers	17,311	17,605	12,104	1,774
Increase (Decrease) in other payables and accruals	3,045	7,653	(15,275)	(2,239)
(Increase) Decrease in other long-term assets	118	(676)	(686)	(100)

Net cash provided by operating activities	185,229	193,315	119,867	17,569

Cash flows from investing activities:
Purchase of short-term investments	—	—	(16,100)	(2,360)
Purchase of property and equipment	(153,842)	(32,300)	(24,336)	(3,567)
Purchase of intangible assets	(1,115)	(160)	(43)	(6)
Purchase of long-term investments	—	(8,788)	(7,972)	(1,168)
Proceeds from the maturity of short-term investments	10,555	—	—	—

Net cash used in investing activities	(144,402)	(41,248)	(48,451)	(7,101)

Cash flows from financing activities:
Repurchase of common shares	—	—	(6,248)	(916)
Proceeds from the exercise of options	6,099	4,470	2,147	315

Net cash provided by (used in) financing activities	6,099	4,470	(4,101)	(601)

Effect of foreign exchange rate changes on cash	(8,862)	(17,715)	(16,525)	(2,422)

Net increase in cash	38,064	138,822	50,790	7,445
Cash, beginning of year	830,634	868,698	1,007,520	147,676

Cash, end of year	868,698	1,007,520	1,058,310	155,121

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	24,467	39,414	48,735	7,143
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(1,556)	(18)	(788)	(116)
The accompanying notes are an integral part of these financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
2. PRINCIPAL ACCOUNTING POLICIES
(a) Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management estimates include those related to the accounts receivable allowances, fair values of options to purchase the Company’s ordinary shares and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.
(b) Basis of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and the variable interest entities of which the Company is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.
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
The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised 2003), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” (“FIN 46R”) for all periods presented. FIN 46R requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
As of December 31, 2007 and 2008 and for all years presented, the Group is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Group does not have any ownership interest in the VIE subsidiaries but has control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
Run An holds Internet content provider and human resource service licenses and is also licensed to provide training services. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of the Company. As of December 31, 2008, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB4,224.
Qian Cheng holds an advertisement license necessary for recruitment advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2008, the registered capital of Qian Cheng was RMB1,500 and its accumulated loss was RMB10,093.
RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other human resource related services and operates as an Internet content provider. RAL is wholly owned by Run An. As of December 31, 2008, the registered capital of RAL was RMB1,000 and its accumulated loss was RMB455.
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
(c) Foreign Currencies
The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity in the consolidated financial statements.
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008, or at any other certain rate.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(d) Cash
Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2007 and 2008 are amounts denominated in United States dollars totaling US$34,673 and US$32,639, respectively (equivalent to approximately RMB253,272 and RMB223,076, as of the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2007 and 2008, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions in the use of the cash in the PRC as the cash are not restricted funds and are not classified as restricted cash.
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
(f) Investments
Short-term investments consisted of certificates of deposit with maturities between three months and one year.
Long-term investments consisted of non-interest bearing loans to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services company in China. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company. The repayment dates of these loans are August 30, 2017 and August 30, 2018. As a condition for issuance of the loan, the Company has the right to acquire common stock for up to 40% of Area Link’s share capital in lieu of repayment at the Company’s request. The investment is carried at original cost less impairment, if any. The investment is subject to a periodic impairment review whenever circumstances indicate the carrying value of the long-term investment may not be recoverable.
(g) Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

Estimated useful lives
Land use rights	48 to 50 years
Building	20 years
Leasehold improvements	Lesser of the lease period or the estimated useful life
Computer equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Other assets	5 years
(h) Intangible Assets
Intangible assets include purchased computer software and licenses and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(i) Impairment of Long-Lived Assets
The Group has adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group recognized a RMB49 impairment charge in 2006 for long-lived assets which were disposed in 2007. No impairment of long-lived assets was recognized in 2007 and 2008.
(j) Revenue Recognition
Print Advertising
The Group provides recruitment advertising services through a weekly newspaper which is distributed in various cities of the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with Staff Accounting Bulletin (“SAB”) No. 104 (“SAB No. 104”) are met. Cash received in advance of services are recognized as advances from customers.
Online Recruitment Services
The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with SAB No. 104 are met. Cash received in advance of services are recognized as advances from customers.
Executive Search
The Group provides executive search services. Revenue is recognized when recruitment services are rendered and collectibility is reasonably assured, less an allowance for individuals placed but not expected to meet the probation period. The allowance for search placement is based on historical activities of search placement that do not complete the contingency period. This contingency period varies on a contract by contract basis but is typically 90 days. The Group has not had significant search placements that do not complete the contingency period. Cash received in advance of services are recognized as advances from customers.
Other Human Resource Related Services
The Group also provides other value-added human resource products. Revenue is recognized when (i) persuasive evidence of an agreement exists, (ii) services are rendered, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured, as prescribed by SAB No. 104.
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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(k) Cost of Services
Cost of services consist primarily of printing and publishing expenses, payroll compensation and related employee costs, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.
(l) Sales and Marketing Expenses
Sales and marketing expenses are comprised primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the statements of operations and comprehensive income when incurred and totaled RMB18,994, RMB34,115 and RMB45,002 for the years ended December 31, 2006, 2007 and 2008, respectively.
(m) Share-Based Compensation
Effective January 1, 2006, the Company accounts for share-based compensation arrangements with employees in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). The Company adopted SFAS No. 123R using the modified prospective method, under which prior periods have not been restated to reflect the impact of SFAS No. 123R. The valuation provisions of SFAS No. 123R apply to new grants and unvested grants that were outstanding as of the effective date. In March 2005, the Securities and Exchange Commission (“SEC”) issued SAB No. 107 relating to SFAS No. 123R. The Company has considered the provisions of SAB No. 107 in its adoption of SFAS No. 123R.
SFAS No. 123R requires that the deferred share-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of January 1, 2006, there was a balance of RMB3,681 of deferred share-based compensation that was netted against additional paid-in capital.
Under the provisions of SFAS No. 123R, the Company is required to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its ADSs. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.
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
For the years ended December 31, 2006, 2007 and 2008, the fair value of options granted was estimated with the following assumptions:

	2006	2007	2008
Risk-free interest rate	4.85%–4.93%	4.23%–4.81%	2.57%–2.80%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	80%	55–75%	50%–55%
Weighted average of fair value per option at grant date	RMB40.39	RMB36.86	RMB24.40

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
(o) Taxation
The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” (“FIN 48”) effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company did not incur a cumulative effect adjustment upon adoption of FIN 48. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2007 and 2008, the Company did not have any interest and penalties associated with uncertain tax positions.
The provision for income taxes is determined in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
(p) Statutory Reserves
With the exception of Tech JV which is majority owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserve fund, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve fund is not distributable to shareholders except in the event of liquidation. During the years ended December 31, 2006, 2007 and 2008, the Group made total appropriations to their statutory common reserve fund of RMB779, RMB761 and RMB796, respectively.
In addition, with the exception of Tech JV, Wang Ju, WFOE and Wang Jin Information Technology (Shanghai) Co., Ltd., all subsidiaries and VIE subsidiaries are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations of RMB389, RMB381 and RMB160 for the years ended December 31, 2006, 2007 and 2008, respectively.
Tech JV and Wang Ju are required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the boards of directors of Tech JV and Wang Ju. During the years ended December 31, 2006, 2007 and 2008, Tech JV did not make any appropriations to these statutory reserves. During the years ended December 31, 2007 and 2008, Wang Ju did not make any appropriations to these statutory reserves.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
(q) Dividend
Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB436,586 as of December 31, 2008. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.
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
(s) Fair Value of Financial Instruments
Effective January 1, 2008, the Company adopted SFAS No. 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FASB Staff Position (“FSP”) No. 157-2. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements.
(t) Segment Reporting
The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
(u) Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS No. 141R”) which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R becomes effective for the Company on January 1, 2009. The Company does not believe the adoption of SFAS No. 141R will have a material impact on its financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51,” (“SFAS No. 160”) which clarifies the presentation of a noncontrolling interest in consolidated financial statements, establishes a single method of accounting for changes in a parent’s ownership interest and expands disclosure requirements. SFAS No. 160 becomes effective for the Company on January 1, 2009. The Company does not believe the adoption of SFAS No. 160 will have a material impact on its financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP No. 157-2, “Effective Date of FASB Statement No. 157,” which collectively remove certain leasing transactions from the scope of SFAS No. 157 and partially delay the effective date of SFAS No. 157 for one year for certain non-financial assets and liabilities. In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The Company does not believe the adoption of these FSPs will have a material impact on its financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not believe the adoption of SFAS No. 161 will have a material impact on its financial statements.
In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FSP FAS 142-3 will have a material impact on its financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 162”) which became effective on November 15, 2008. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). The Company does not believe the adoption of SFAS No. 162 will have a material impact on its financial statements.
In June 2008, the Emerging Issues Task Force (“EITF”) of FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Company does not believe the adoption of EITF 07-5 will have a material impact on its financial statements.
In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on its financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
In November 2008, the EITF issued EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Company does not believe the adoption of EITF 08-6 will have a material impact on its financial statements.
In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS No. 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company does not believe the adoption of EITF 08-7 will have a material impact on its financial statements.
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The Company is currently evaluating the impact of adopting FSP FAS 157-4 on its financial statements.
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 on other-than-temporary impairments is intended to bring greater consistency to the timing of impairment recognition, and provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The FSP also requires increased and more timely disclosures sought by investors regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The Company is currently evaluating the impact of adopting FSP FAS 115-2 and FAS 124-2 on its financial statements.
3. ACCOUNTS RECEIVABLE

	2007	2008
	RMB	RMB
Accounts receivable	33,585	22,307
Less: Allowance for doubtful accounts	(3,879)	(2,783)

	29,706	19,524

The movement of allowance for doubtful accounts is analyzed as follows:

	2007	2008
	RMB	RMB
Balance at beginning of the period	2,612	3,879
Additions	2,036	—
Collections	—	(143)
Write-offs	(769)	(953)

Balance at end of period	3,879	2,783

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2007	2008
	RMB	RMB
Rental and other deposits	2,106	3,046
Prepayments for rental and others	4,800	5,329
Employee advances	1,349	1,187
Payments made on behalf of customers	16,517	16,653
Prepaid insurance premium	1,504	1,766
Interest income receivable	4,498	4,791
Prepaid business tax	—	11,094
Others	2,358	1,130

Total	33,132	44,996

5. PROPERTY AND EQUIPMENT

	2007	2008
	RMB	RMB
Land and building	164,963	170,274
Leasehold improvements	8,129	10,693
Computer equipment	67,492	68,132
Furniture and fixtures	12,342	12,119
Motor vehicles	3,979	5,195
Other assets	4,075	3,759
Less: accumulated depreciation	(54,996)	(64,367)

Net book value	205,984	205,805

Depreciation expense was RMB15,891, RMB18,351 and RMB23,776 for the years ended December 31, 2006, 2007 and 2008, respectively. Loss due to the disposal of fixed assets was RMB251, RMB244 and RMB915 for the years ended December 31, 2006, 2007 and 2008, respectively.
6. INTANGIBLE ASSETS

	2007	2008
	RMB	RMB
Computer equipment software	16,835	16,871
Acquired training licenses	6,571	6,571
Internally developed software.	1,569	1,569
Less: accumulated amortization	(18,106)	(20,342)

Net book value	6,869	4,669

Amortization expense was RMB3,132, RMB2,654 and RMB2,243 for the years ended December 31, 2006, 2007 and 2008, respectively.
The Company will record estimated amortization expenses of RMB1,787, RMB1,212, RMB532, RMB374 and RMB353 for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
7. OTHER PAYABLES AND ACCRUALS

	2007	2008
	RMB	RMB
Professional service fees	4,935	4,112
Office expenses	4,192	3,058
Deposit from customers	479	—
Revenue from newspaper sales collected on behalf of newspaper contractors	6,040	2,832
Payables to employees related to proceeds from share option exercises	1,469	82
Loss provision related to a third party contractor(a)	9,655	1,491
Others	1,444	1,364

Total	28,214	12,939

(a)	The Company recorded a loss provision of RMB9,655 included in general and administrative expenses for the year ended December 31, 2007 relating to certain irregularities and the non-compliance to contract terms by a third party contractor which provided services to the Company in connection with its human resource outsourcing operations in Beijing. Following the completion of an investigation of this matter with the assistance of local authorities, the Company recorded a reversal of RMB1,863 in this provision for the year ended December 31, 2008.
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
Hong Kong
The Company’s subsidiary that is incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% on its assessable profit.
China
Prior to January 1, 2008, the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC were subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, the “previous Income Tax Laws”), respectively. Under the previous Income Tax Laws, these companies were subject to EIT at a statutory rate of 33% except for the following entities: Tech JV, which was subject to EIT at a rate of 15% in Shanghai and Shenzhen and 30% in other localities; AdCo Shenzhen Branch, which was subject to EIT at a rate of 15%; and Wang Cai AdCo’s branches in Shanghai and Shenzhen, which were subject to EIT at a rate of 15%. In addition, some of AdCo’s branches and subsidiaries were granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment. Tax benefit recognized as a result of the tax exemption was a total of RMB20,473, or RMB0.37 per basic share and RMB0.36 per diluted share, for the year ended December 31, 2006 and a total of RMB9,732, or RMB0.17 per basic and diluted share, for the year ended December 31, 2007. The Company did not receive tax exemptions in 2008.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) effective January 1, 2008. The EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign-invested enterprises. However, the EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous Income Tax Laws, to gradually increase their rates to 25%. Under this grandfather provision, our entities in Shanghai’s Pudong area, Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju and Tech JV and Wang Cai’s branches, and Tech JV and Wang Cai AdCo’s branches in Shenzhen were subject to an EIT rate of 18% in 2008, which is to be gradually increased to 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.
The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign investment enterprise (“FIE”) to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2008, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China.
Composition of Income Tax Expense
The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
	RMB	RMB	RMB
Current income tax expense	27,044	46,257	27,553
Deferred tax expense (benefit)	1,516	(855)	3,623

Income tax expense	28,560	45,402	31,176

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate
Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
EIT statutory rate	33%	33%	25%
Effect of tax holiday for certain subsidiaries	(21%)	(7%)	—
Difference in EIT rates of certain subsidiaries	(4%)	(8%)	(6%)
Non-deductibility of expenses incurred outside the PRC	8%	9%	10%
Other permanent differences	4%	2%	2%
Provision of valuation allowance	3%	1%	—
Reversal of valuation allowance	(1%)	—	(2%)

Effective EIT rate of the Group	22%	30%	29%

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
Significant components of deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows:

	2007	2008
	RMB	RMB
Deductible temporary differences related to other payables and accruals	3,956	1,636
Deductible temporary differences related to advertising expenses	40	50
Deductible temporary differences related to provision for doubtful debt	1,165	740

Total current deferred tax assets	5,161	2,426
Less: Valuation allowance	(231)	(104)

Net current deferred tax assets	4,930	2,322

Tax loss carryforwards	6,690	2,306
Deductible temporary differences related to residual value reconciliation	518	—
Deductible temporary differences related to amortization of intangible assets	272	95

Total non-current deferred tax assets	7,480	2,401
Less: Valuation allowance	(6,274)	(1,996)

Net non-current deferred tax assets	1,206	405

Total deferred tax assets	6,136	2,727

Taxable temporary differences related to depreciation period	(516)	(730)

Total non-current deferred tax liabilities	(516)	(730)

Total deferred tax liabilities	(516)	(730)

As of December 31, 2007 and 2008, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2007 and 2008 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB3,841 as of December 31, 2008 will expire beginning 2012.
The following represents a roll-forward of the valuation allowance for each of the years:

	2007	2008
	RMB	RMB
Balance at beginning of the period	7,829	6,505
Additions	2,332	347
Reversals	(300)	(4,752)
Reversals due to change in EIT rates	(1,123)	—
Write-offs due to closure of AdCo branches	(2,233)	—

Balance at end of period	6,505	2,100

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
The following table summarizes the Company’s share options under the 2000 Option Plan:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic value
	of shares	price		life (years)	(thousands)
Outstanding at January 1, 2008	2,653,130	US$	8.06
Granted	1,298,832	US$	8.53
Exercised	(132,322)	US$	2.36
Forfeited	(215,676)	US$	8.65

Outstanding at December 31, 2008	3,603,964	US$	8.40	4.13	US$	212

Vested and expected to vest at December 31, 2008	3,350,765	US$	8.37	4.09	US$	212

Exercisable at December 31, 2008	1,435,255	US$	8.10	3.13	US$	212

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2008 and the exercise price for in-the-money options.
The total intrinsic value of options exercised for the three years ended December 31, 2006, 2007 and 2008 was RMB67,161, RMB20,508 and RMB1,890 (US$277), respectively.
As of December 31, 2008, there was RMB50,077 (US$7,340) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.66 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2008, total cash received from the exercise of stock options amounted to RMB2,147 (US$315).
A summary of non-vested stock option activity for the year ended December 31, 2008 is presented below:

		Weighted
		average
	Number	grant-date
	of shares	fair value
Non-vested at January 1, 2008	1,751,464	US$	5.19

Granted	1,298,832	US$	3.58
Vested	(665,911)	US$	5.25
Forfeited	(215,676)	US$	5.19

Non-vested at December 31, 2008	2,168,709	US$	4.20

Expected to vest at December 31, 2008	1,915,510	US$	4.18

There were no capitalized share-based compensation costs for the years ended December 31, 2006, 2007 and 2008. Compensation expense for share options granted under the 2000 Option Plan recognized during the years ended December 31, 2006, 2007 and 2008, totaled RMB28,519, RMB29,651 and RMB27,434, respectively. The total fair value of share options vested during the year ended December 31, 2006, 2007 and 2008 was RMB26,261, RMB27,333 and RMB23,851 (US$3,496), respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
10. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to RMB34,642, RMB39,577 and RMB52,632 for the years ended December 31, 2006, 2007 and 2008, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.
11. RELATED PARTY TRANSACTION
In August 2007, the Company entered into a cooperation agreement with Recruit, which is a shareholder of the Company, to form a new company under Area Link to provide coupon advertising services in China. Under the agreement, the Company has agreed to provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link’s share capital. The Company provided financing in the amount of RMB8,788 in 2007 and RMB7,972 in 2008 to Area Link under the cooperation agreement.
12. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2006, 2007 and 2008 as follows:

	2006	2007	2008
(in thousands, except number of shares and per share data)	RMB	RMB	RMB
Numerator:
Net income	99,341	103,577	76,601

Denominator:

Denominator for basic earnings per share — weighted average common shares outstanding	55,422,447	56,279,193	56,581,719
Effect of dilutive share options	986,813	352,405	127,794

Denominator for diluted earnings per share	56,409,260	56,631,598	56,709,513

Basic earnings per share	1.79	1.84	1.35

Diluted earnings per share	1.76	1.83	1.35

The Company excluded outstanding stock options of 1,296,162 in 2006, 2,214,810 in 2007 and 3,164,709 in 2008 from the calculation of diluted earnings per common share because the exercise prices of these stock options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
13. COMMITMENTS AND CONTINGENCIES
Publication Fee and Operating Lease Commitments
The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements as of December 31, 2008 are as follows:

	Publication	Operating lease-	Operating lease-
	fees	Office premises	Others	Total
	RMB	RMB	RMB	RMB
2009	42,003	22,823	2,155	66,981
2010	5,945	17,839	611	24,395
2011	3,727	5,958	187	9,872
2012	1,644	3,068	16	4,728
2013	1,644	437	3	2,084
After 2013	120	—	—	120

	55,083	50,125	2,972	108,180

Rental expenses for the years ended December 31, 2006, 2007 and 2008 were RMB29,917, RMB23,855 and RMB28,872, respectively.
Contractual Purchase Obligations
The Group’s contractual purchase obligations consist of agreements to purchase advertising services from outdoor and Internet media companies, to provide financing to Area Link and to purchase office furnishings. Future minimum payments with respect to these agreements as of December 31, 2008 are as follows:

	Advertising	Commitment to	Office
	services	Area Link	furnishings	Total
	RMB	RMB	RMB	RMB
2009	35,261	8,000	1,016	44,277
2010	12,826	8,000	—	20,826
2011	55	—	—	55

	48,142	16,000	1,016	65,158

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
14. FINANCIAL INSTRUMENTS
Financial instruments of the Group are primarily comprised of investments, accounts receivable and payables. As of December 31, 2007 and 2008, their carrying values approximated their estimated fair values.
15. CERTAIN RISKS AND CONCENTRATION
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, short-term and long-term investments, and accounts receivable. As of December 31, 2007 and 2008, substantially all of the Group’s cash and short-term investments were held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.
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
No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2006, 2007 and 2008. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2007 and 2008.
16. SUBSEQUENT EVENT
In September 2008, the Company’s board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of outstanding ADSs. For the three months ended March 31, 2009, the Company repurchased 236,020 ADSs in the open market for an aggregate consideration of US$1.6 million, including transaction fees.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Note	2006	2007	2008	2008
(in thousands)		RMB	RMB	RMB	US$ (Note 5)

Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(32,918)	(33,222)	(30,247)	(4,433)

Loss from operations		(32,918)	(33,222)	(30,247)	(4,433)
Equity in profit of subsidiary companies, net	1	129,688	142,143	118,380	17,351
Loss from foreign currency translation		(9,344)	(17,835)	(17,317)	(2,538)
Interest income		11,970	12,541	5,851	857
Other expense		(55)	(50)	(66)	(10)

Income before provision for income tax		99,341	103,577	76,601	11,227

Income tax expense		—	—	—	—

Net income for the year		99,341	103,577	76,601	11,227

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2008

	Note	2007	2008	2008
(in thousands, except number of shares and per share data)		RMB	RMB	US$ (Note 5)
ASSETS

Current assets:
Cash		246,046	218,037	31,959
Receivables due from related parties	2	826	3,428	502
Prepayments and other current assets		877	781	114

Total current assets		247,749	222,246	32,575

Long term receivables due from related parties	2	318,403	318,403	46,669
Long-term investments	3	8,788	15,927	2,335
Investment in subsidiaries	1	555,584	673,580	98,729

Total assets		1,130,524	1,230,156	180,308

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties	2	2,717	2,731	400
Other payables and accruals		1,272	582	85

Total current liabilities		3,989	3,313	485

Total liabilities		3,989	3,313	485

Shareholders’ equity:

Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,519,471 and 56,378,139 shares issued and outstanding as of December 31, 2007 and 2008, respectively)		47	47	7
Additional paid-in capital		894,019	917,352	134,460
Other comprehensive income		680	1,054	154
Retained earnings		231,789	308,390	45,202

Total shareholders’ equity		1,126,535	1,226,843	179,823

Total liabilities and shareholders’ equity		1,130,524	1,230,156	180,308

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008	2008
(in thousands)	RMB	RMB	RMB	US$ (Note 5)

Net cash provided by (used in) operating activities	(9,690)	10,307	548	80

Net cash provided by (used in) investing activities	22,283	(8,788)	(7,972)	(1,168)

Net cash provided by (used in) financing activities	6,099	4,470	(4,101)	(601)

Effect of foreign exchange rate changes on cash	(8,861)	(17,715)	(16,484)	(2,416)

Net increase (decrease) in cash	9,831	(11,726)	(28,009)	(4,105)
Cash, beginning of year	247,941	257,772	246,046	36,064

Cash, end of year	257,772	246,046	218,037	31,959

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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
2. RELATED PARTY BALANCES
Balances with related parties for the periods indicated are as follows:

	2007	2008
	RMB	RMB

Receivables due from related parties:
51net HR	785	748
51net Beijing	41	52
51net.com Inc.	—	2,628

	826	3,428

Long term receivables due from related parties:
51net.com Inc.	318,403	318,403

	319,229	321,831

Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	275	381
Shanghai Qianjin Advertising Co., Ltd.	2,369	2,350
51net.com Inc.	73	—

	2,717	2,731

The amounts due from 51net.com Inc. relate to cash payments made by the Company to 51net.com Inc. for investment in the Company’s PRC entities. The amounts are unsecured, non-interest bearing and have no definite terms.
3. LONG-TERM INVESTMENTS
Long-term investments consisted of non-interest bearing loans to Area Link Co., Ltd. (“Area Link”) , which is the holding company of a coupon advertising services company in China. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company. The repayment dates of these loans are August 30, 2017 and August 30, 2018. As a condition for issuance of the loan, the Company has the right to acquire common stock for up to 40% of Area Link’s share capital in lieu of repayment at the Company’s request. The investment is carried at original cost less impairment, if any. The investment is subject to a periodic impairment review whenever circumstances indicate the carrying value of the long-term investment may not be recoverable.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
4. COMMITMENTS
In August 2007, the Company entered into a cooperation agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement, the Company has agreed to provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link’s share capital. The Company provided financing in the amount of RMB8,788 in 2007 and RMB7,972 in 2008 to Area Link under the cooperation agreement.
5. FOREIGN CURRENCIES
The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008, or at any other certain rate.

EXHIBIT INDEX

Exhibits	Description

4.17*	Domain Name License Agreement dated as of May 3, 2008 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc.

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jun He Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F.