Form 20-F
period 2009-12-31
51JOB, INC.
filed 2010-04-16
CIK 1295484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 000-50841

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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 55,126,859 common shares, par value US$0.0001 per share.
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
This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board, which was RMB6.8259 to US$1.00 on December 31, 2009. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”
This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009, and audited consolidated balance sheet data as of December 31, 2008 and 2009.

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
A. Selected Financial Data
The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2009 financial statement presentation.

	For the year ended December 31,
(in thousands, except per share data)	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statement of Operations Data:
Revenues:
Print advertising	356,285	389,535	430,621	359,234	279,467	40,942
Online recruitment services	159,495	219,794	282,688	312,121	332,987	48,783
Other human resource related revenues	79,814	88,524	130,957	189,062	204,666	29,984

Total revenues	595,594	697,853	844,266	860,417	817,120	119,709

Net revenues	562,026	659,843	799,284	815,478	773,947	113,384

Cost of services(1)	(269,328)	(294,068)	(349,022)	(377,487)	(305,722)	(44,789)

Gross profit	292,698	365,775	450,262	437,991	468,225	68,595

Operating expenses(1):
Sales and marketing	(115,095)	(136,770)	(181,230)	(215,228)	(214,400)	(31,410)
General and administrative	(100,614)	(114,322)	(128,347)	(125,981)	(133,511)	(19,560)

Total operating expenses	(215,709)	(251,092)	(309,577)	(341,209)	(347,911)	(50,970)

Income from operations	76,989	114,683	140,685	96,782	120,314	17,625
Income before income tax expense	91,367	127,901	148,979	107,777	144,717	21,201

Income tax expense	(29,945)	(28,560)	(45,402)	(31,176)	(32,205)	(4,718)

Net income	61,422	99,341	103,577	76,601	112,512	16,483

Earnings per share:
Basic	1.10	1.79	1.84	1.35	2.03	0.30
Diluted	1.07	1.76	1.83	1.35	2.02	0.30
Earnings per ADS(2):
Basic	2.21	3.58	3.68	2.71	4.05	0.59
Diluted	2.15	3.52	3.66	2.70	4.03	0.59

	As of December 31,
(in thousands)	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Assets:
Cash	830,634	868,698	1,007,520	1,058,310	957,407	140,261
Short-term investments	10,555	—	—	16,100	257,310	37,696
Total current assets	892,545	919,576	1,075,288	1,141,252	1,277,544	187,161
Total non-current assets	70,875	208,039	227,878	233,117	234,972	34,424

Total assets	963,420	1,127,615	1,303,166	1,374,369	1,512,516	221,585

Liabilities:
Total current liabilities	109,540	139,075	176,115	146,796	187,366	27,450
Total non-current liabilities	—	122	516	730	1,011	148

Total liabilities	109,540	139,197	176,631	147,526	188,377	27,598
Total shareholders’ equity	853,880	988,418	1,126,535	1,226,843	1,324,139	193,987

Total liabilities and shareholders’ equity	963,420	1,127,615	1,303,166	1,374,369	1,512,516	221,585

(1)	Share-based compensation was included in the consolidated statement of operations data as follows:

	For the year ended December 31,
(in thousands)	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
Cost of services	(1,480)	(4,621)	(4,931)	(4,564)	(4,360)	(639)
Operating expenses:
Sales and marketing	(1,438)	(3,972)	(4,241)	(3,923)	(3,748)	(549)
General and administrative	(11,635)	(19,926)	(20,479)	(18,947)	(18,912)	(2,771)

(2)	Each ADS represents two common shares.
Exchange Rate Information
We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board, which was RMB6.8259 to US$1.00 on December 31, 2009. The noon buying rate on April 9, 2010 was RMB6.8229 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8274	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 9)	6.8229	6.8250	6.8263	6.8229

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
A slowdown in the PRC economy has had, and may continue to have, a material and adverse impact on our customers, demand for our services and our business.
In 2008, significant disruptions in the global financial markets led to a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth. As a result, many of the world’s major economies fell into recession. In addition, the Chinese economy has experienced a slower growth rate beginning in the second half of 2008. Although China’s economic growth rate has returned to higher levels in recent quarters, it is uncertain whether a recovery will continue or for how long.
Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. In an environment of slower economic growth, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on print advertising, online recruitment services and other human resource related services. As a result, we experienced a significant reduction in customer demand for our recruitment advertising services in particular beginning in the second half of 2008, which led to a decline in sales for our print advertising business and a lower growth rate for our online recruitment services. If the slowdown in China’s economic growth persists or there is a recurrence of any disruptions in the global financial markets, our business, financial condition, results of operations and cash flow may be materially and adversely affected.
Because we face significant competition, including intense competition in several of our markets, we may lose market share and our results of operations may be materially and adversely affected.
We face significant competition in our print advertising and online recruitment services businesses as well as in our other human resource related businesses. Our city-specific recruitment advertising publication, 51job Weekly, faces competition within all of our markets. Competitors of 51job Weekly are primarily comprised of local newspaper publishers and specialized recruitment advertising publications. 51job Weekly also faces competition from online job search websites and other online businesses seeking to expand into print recruitment advertising.

Our online recruitment services, conducted through www.51job.com, face intense competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as from local job search websites. In addition, many executive search firms and other competitors engaged in print advertising or organizing job fairs have developed or acquired online capabilities.
Our other human resource related businesses face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for print and online recruitment advertising. In addition, some of the competitors we encounter in our business process outsourcing business are affiliated with local government agencies and have licenses to provide a wider range of services than we do.
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
In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, professional networking and social networking websites and other human resource services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of customers and establish significant market share within a relatively short period of time. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of the print media industry may result in increased competition and a material decrease in advertising rates, including the prices we charge for our print advertising services. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.
If we are unable to achieve or maintain economies of scale with respect to our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.
We incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business. We also incur fixed costs relating to website connectivity, maintenance, design and operation in our online business. Our ability to achieve desired operating margins in our recruitment advertising businesses depends largely on our success in generating a sufficient amount of revenues from print and online recruitment advertisements to offset the associated fixed costs. In addition, to build and maintain employer and job seeker acceptance of 51job Weekly and www.51job.com as attractive media for posting and finding jobs, we need to reach and maintain a critical mass of recruitment advertisements. If we are unable to achieve and maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.
If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.
The use of advertising services by employers, in particular small and medium sized enterprises, for recruitment is relatively new in China. Due to the influence and regulation by the national and local governments, large job fairs and personal referrals continue to be popular recruitment channels for the private sector in China. As a result, we face challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may substantially limit our ability to expand our recruitment advertising businesses.

If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.
We generate a significant portion of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. As part of our online recruitment services, we offer general online advertising on our website, which is an important element in our ability to sell online recruitment advertisements to employers and which generates a material portion of our revenues. China has only recently begun to develop the Internet as a commercial medium and has a low Internet penetration rate relative to most developed countries. Our future results of operations from online recruitment services will depend substantially upon an increase in Internet penetration and an increase in acceptance and use of the Internet for the distribution of services and for the facilitation of commerce in China. In addition, as Internet penetration rates vary widely across the different cities and regions of China, the level of acceptance of online recruitment services may be low in certain geographies for an extended period of time, which may negatively impact our operations in those markets. Moreover, unless they are resolved, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment may adversely affect our online recruitment services business.
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
Our print advertising business provides a large portion of our revenues and any adverse development in this business, including any failure by us to manage the progressing shift in user habits and advertising expenditures from print to online media, could materially and adversely affect our overall results of operations.
We generate a large portion of our revenues from our print advertising business, which accounted for 51.0% of our revenues in 2007, 41.8% of our revenues in 2008 and 34.2% of our revenues in 2009. Impacted by a decline in market demand resulting from the global economic and financial market crisis and the slower economic growth in China, we experienced a decrease in our print advertising revenues in 2008 and 2009. In addition, we believe that the greater acceptance and adoption of online advertisement has caused print media such as 51job Weekly to become less desirable as a form of advertising. We have observed that in our markets where Internet penetration rates are relatively high, a significant percentage of new, first-time customers may choose an online service as their initial recruitment advertising purchase with us. In addition, we believe that the percentage of customers allocating a greater portion of their total recruitment advertising budgets from print to online media is increasing. To the extent this continues to occur and if we are not able to generate sufficient revenues from our online recruitment services or other businesses to offset any loss of revenues from our print advertisement business, our overall results of operations could be materially and adversely affected.

We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.
In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses. We are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper, and in some cases to contribute marketing support. The successful execution of our print advertising business model is highly dependent on establishing and maintaining relationships with local newspaper contractors in each of our existing markets.
The term of our agreements with local newspaper contractors is generally two years, and eight of these agreements will expire by December 31, 2010. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:
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
Significant fluctuations in our revenue streams affect our ability to predict quarterly results. For example, in the periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, we historically experience an increase in recruitment activity. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in previous years. As a result of these factors, our revenues may vary from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
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
Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our www.51job.com website, from 51job Weekly and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our website. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand name and reputation, and require us to initiate litigation that could be expensive and divert management resources from the operation of our businesses.
We rely heavily on our senior management team and key personnel, and the loss of any of their services could severely disrupt our business.
Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. We rely heavily on his management skills, his expertise in consumer products, marketing and technology, and his relationships with many of our clients and local contractors. We do not maintain key man life insurance on any of our senior management or key personnel, other than Mr. Yan and Kathleen Chien, our chief operating officer and acting chief financial officer. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.
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
We have grown significantly since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. For example, we established a new national sales and customer service call center in Wuhan in February 2010. If we are unable to properly manage our operations in this new call center or our services in existing markets, or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.
If we are unable to successfully detect and prevent criminal actions or fraud perpetrated on us, we may be subject to liability and financial loss.
The management of our business involves the collection of cash payments by our employees and agents from our customers, which constitute a significant portion of our total revenues. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. For example, we identified some irregularities and non-compliance to contract terms by a third party in connection with our human resource outsourcing operations in Beijing in 2007. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.
Our operating history may not serve as an adequate basis to judge our future prospects and results of operations.
We began operations in 1998 and incurred net losses prior to 2002. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant delay or failure to realize anticipated revenue growth could result in significant operating losses. We may encounter risks and difficulties including our potential failure to:
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
If we are unable to attract and retain qualified personnel, our business process outsourcing, training and executive search businesses may be materially and adversely affected.
The success of our business process outsourcing, training and executive search services depends heavily on our ability to attract and retain skilled personnel. Our business of performing traditional human resource department functions such as payroll, benefits and compliance management and related services for customers on an outsourced basis depends on having personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. The success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and other activities and services in this business. Similarly, our ability to provide high quality executive search services depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. If we are unable to attract and retain critical skilled personnel, our business process outsourcing, training and executive search businesses may be materially and adversely affected.
The implementation of the PRC Labor Contract Law may significantly increase the number of labor disputes, which may result in higher operating costs for our business process outsourcing business.
The PRC Labor Contract Law, which became effective on January 1, 2008, establishes restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.
Following the implementation of the Labor Contract Law, we have observed an increase in the number of labor disputes between employers and workers relating to its interpretation and application. Through our business processing outsourcing business, we provide professional services to manage human resource administrative functions for employers on an outsourced basis. The resolution of such labor disputes may require significant costs and resources, including the time our personnel spend dealing with increased human resource administration and legal issues for which we may not be compensated. If we incur higher operating costs for our business process outsourcing business, our results of operations could be materially and adversely affected.
If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.
In August 2007, we entered into an agreement with Recruit Co., Ltd., or Recruit, a privately held human resource and information services company in Japan, to form a new company under Area Link Co., Ltd., or Area Link, which is a holding company affiliated with Recruit, to provide coupon advertising services in China. Under the terms of the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.9 million (US$2.3 million) as of December 31, 2009. Because we lack experience and expertise in operating coupon advertising services, we rely on Recruit to manage this business and we cannot assure you that it will be successful. In addition, if under periodic review, we determine that the carrying value of the Area Link investment is not recoverable, we face an impairment loss which may materially impact our consolidated financial statements. We also cannot assure you that we will be able to deliver any other new products or services outside of the human resource services industry on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin or operate a business outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.

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
We are subject to potential legal liability from both employers and job seekers with respect to our other human resource related services, in particular our executive search and business process outsourcing businesses.
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
Computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.
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
As of March 31, 2010, the following shareholders beneficially owned approximately 37.6 million common shares:
•	Recruit, which beneficially owned approximately 23.3 million common shares, or 42.4% of our outstanding common shares, and which is affiliated with Hiroyuki Honda, one of our directors; and

•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 14.2 million, or 25.7% of our outstanding common shares.
These shareholders, together with our other executive officers and directors, beneficially owned approximately 40.5 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their non-competition or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.
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
There are significant uncertainties under the tax law in China and our results of operations could be materially and adversely affected if we are unable to maintain certain tax benefits. In addition, dividends we receive from our subsidiaries located in the PRC are subject to PRC withholding tax.
The Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. As a result, some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen were subject to an EIT rate of 18% in 2008 and 20% in 2009, which is to be increased to

22% in 2010, 24% in 2011 and 25% in 2012. In December 2009, our subsidiary, Qianjin Network Information Technology (Shanghai) Co., Ltd., was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15%. Therefore, this entity’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities. This entity is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that this subsidiary will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in the future. In addition, there are uncertainties on how the EIT Law and its implementation rules will be enforced, and whether its future implementation may be consistent with its current interpretation. If the EIT rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially and adversely affected.
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
Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. We are a Cayman Islands holding company and substantially all of our operational management is based in China. The detailed implementation regulations are still in the process of promulgation, and to our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law, other than for those enterprises established outside of China whose main holding investors are enterprises established in China, which is available. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise,” we may be subject to the uniform 25% EIT rate as to our global income, which would have a material adverse effect on our results of operations.
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
In 2006, we adopted Accounting Standard Codification, or ASC, 718 “Compensation — Stock Compensation,” or ASC 718, which requires that stock-based compensation transactions, such as stock option grants, be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations. We use the Black-Scholes option pricing model to determine the fair value of stock options grants under ASC 718. This method is based upon, among other things, the volatility of our ADSs, which has been historically high. Therefore, the adoption of ASC 718 negatively affects our profitability and the trading price of our ADSs. The implementation of ASC 718 could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. The change to existing rules, future changes, if any, or the questioning of current practices may adversely and materially affect our earnings.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. — Controls and Procedures.”
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
Our business could be adversely affected by the effects of H1N1 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Since April 2009, the global spread of H1N1 flu has resulted in several confirmed infections and deaths in China. Restrictions on travel resulting from any prolonged outbreak of H1N1 flu, avian flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, SARS or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 flu, avian flu, SARS or any other epidemic.
We are also vulnerable to natural disasters and other calamities. Our servers are hosted in Shanghai and Tianjin. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services to users. For example, after the Sichuan earthquake in May 2008, we experienced business disruptions and suspended operations of www.51job.com during a three-day national mourning period.
We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, we believe that we may be a PFIC for our current taxable year or that may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from the opinions of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2009 and any taxable year thereafter.
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
The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction was subsequently relaxed and foreign persons are now permitted to wholly own advertising entities in China. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003 and this ownership limitation was increased to 70% since August 2006.
Prior to our restructuring in May 2004, 51net, our British Virgin Islands subsidiary and a foreign entity, owned 99% of Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which in turn owned, and continues to own, 80% of Shanghai Qianjin Advertising Co., Ltd., or AdCo. AdCo owned, and continues to own, 90% of its principal subsidiaries, or the AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to this past non-compliance.
In addition, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of the AdCo Subsidiaries. In connection with our restructuring, we made inquiries with relevant PRC governmental authorities as to whether AdCo was required to obtain such approval before establishing the AdCo Subsidiaries. We have been unable to obtain any governmental ruling or advice on this matter.
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
PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. We provide technical, consulting and human resource related services in conjunction with our affiliated entity, Shanghai Run An Lian Information Technology Consultancy Co., Ltd., or RAL, which is indirectly wholly owned by David Weimin Jin and Tao Wang, two executive officers of our company. RAL holds a license to provide human resource related services and we rely on RAL to provide human resource related services to our clients under a contractual arrangement between RAL and our majority owned subsidiary Tech JV. Similarly, RAL holds a license to operate as an Internet content provider. While we provide all of our online recruitment services through Tech JV, we rely on RAL to provide certain Internet content provider services and human resources related services to support Tech JV’s online recruitment services through a contractual arrangement with RAL. We have entered into agreements with RAL’s shareholders which enable us to effectively control RAL.
Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues. The minority interests in Tech JV, AdCo and the AdCo Subsidiaries, which are direct or indirect subsidiaries of Tech JV, are held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is indirectly wholly owned by David Weimin Jin and Tao Wang. Through agreements with Qian Cheng and its shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng. As a result, we consolidate all of its interests for U.S. GAAP reporting purposes.
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
The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.
There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and our subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations, including those governing foreign ownership in the human resource services and Internet content industries. These laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, we cannot assure you that we will not be found in violation of any current or future PRC laws or regulations.
Under equity pledge agreements, the shareholders of our Chinese affiliated entities have pledged their respective equity interests to us. On March 16, 2007, the PRC Property Law was promulgated and took effect on October 1, 2007. According to the PRC Property Law, a pledge of the equity interest of a company in China cannot be legally established until it is duly registered with the relevant administration of industry and commerce. On September 1, 2008, the Measures on Registration of Pledge of Equity Interest with the Administration of Industry and Commerce was promulgated by the PRC State Administration of Industry and Commerce and took effect on October 1, 2008, which contains the procedure for registration of a pledge of the equity interest of a company. The pledges under the equity pledge agreements between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, and the shareholders of Qian Cheng, RAL and Beijing Run An Information Consultancy Co., Ltd., or Run An, are yet to be registered with the relevant administration of industry and commerce, and as such, we cannot assure you about the effectiveness of these pledges. We will make efforts to register the pledges with the administration as soon as practically possible.

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
We are a holding company and rely substantially on dividends, royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements paid to us by our subsidiaries and affiliated entities in the PRC to finance our operations and to pay dividends to our shareholders. These royalty payments and license fees paid under trademark license agreements and certain other contractual arrangements do not require governmental or other third party approval. However, the payment of dividends in China is subject to certain restrictions and taxes. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations.
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
The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. According to the National Bureau of Statistics of China, the consumer price index increased 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To restrain inflation and prevent the economy from overheating, the PRC government instituted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries. However, due in part to the impact of the global economic and financial market crisis, the growth rate of China’s gross domestic product, or GDP, slowed to

6.8% and 6.1% in the fourth quarter of 2008 and the first quarter of 2009, respectively, representing the lowest level of growth since 2002. As a result, the PRC government loosened macroeconomic measures and monetary policies, announced an economic stimulus package of RMB4 trillion in November 2008 and China’s GDP growth rate increased in the second half of 2009. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.
PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.
The interpretation and application of existing PRC laws and regulations, the stated positions of the main governing authority, the PRC Ministry of Industry and Information Technology, or the MIIT, and the possibility of new laws or regulations being adopted, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the MIIT has stated that the activities of Internet content providers, or entities providing delivery of Internet content, are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Bureau and held by RAL will satisfy these requirements. For example, we may be required to obtain an inter-provincial Internet content provider license in order to operate online businesses in multiple provinces, autonomous regions and centrally administered municipalities. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.
In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to improve network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MIIT Notice and submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the requirements above and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. We have made inquiries with relevant authorities regarding the MIIT Notice and are considering modifications to certain aspects of our business structure in order to comply with these requirements.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.
Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through China Telecom and China Unicom under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network. We rely on this infrastructure and China Telecom and China Unicom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be developed. We have no access to alternative networks or services, on a timely basis or if at all, in the event of disruptions, failures or other problems with China’s Internet infrastructure or telecommunications networks. The Internet infrastructure in China may not support the demands associated with continued growth in Internet use.
The PRC legal system has inherent uncertainties that could materially and adversely affect us.
The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the PRC has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. Our contractual arrangements with our affiliated entities are governed by the laws of the PRC. The enforcement of these contracts and the interpretation of the laws governing these relationships is subject to uncertainty. See “— Risks Related to Our Corporate Structure — The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions.”
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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In May 2007, the PRC government widened the daily trading band from 0.3% to 0.5%. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 6.5% in 2007 and 6.5% in 2008. Correspondingly, we reported a loss from foreign currency translation of RMB18.1 million in 2007 and RMB17.7 million in 2008. The value of the Renminbi against the U.S. dollar was relatively stable in 2009. However, it is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.
In addition, as we rely substantially on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, any significant downward revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information” and “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”
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
Under the Stock Option Rule, all proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to the individual’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees and their local employers may be subject to fines and legal sanctions.
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
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, such as during the recent global economic and financial market crisis. These market fluctuations may also materially and adversely affect the market price of our ADSs.
The future sales, or perceived future sales, by our existing shareholders of a substantial number of our ADSs in the public market or through private transactions could adversely affect the price of our ADSs.
If our shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market or through private transactions, the market price of our ADSs could fall. Such sales, or perceived potential sales, also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Common shares held by our existing shareholders and our affiliates may also be sold in the public market under, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans” for a description of outstanding options to purchase our common shares.

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2009 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
•	Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s one branch office, six majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;

•	Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, which holds human resource related services and Internet content provision licenses and is wholly owned by Run An;

•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds a human resource related services license;

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;

•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is our joint venture partner in Tech JV and is wholly owned by Run An;

•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company;

•	Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is an AdCo Subsidiary jointly owned by AdCo and Tech JV and holds licenses to conduct advertising businesses;

•	Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which is owned by 51net HR and Run An and holds a license to provide human resource related services; and

•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which holds a minority interest in Tech JV and conducts advertising businesses in the city of Wuhan.
Substantially all of our business and operations are conducted through Tech JV, AdCo and the AdCo Subsidiaries.
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
Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6160-1888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is National Registered Agents, Inc., located at 875 Avenue of the Americas, Suite 501, New York, New York 10001.
Our principal capital expenditures in 2007 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB32.5 million. Our principal capital expenditures in 2008 were RMB24.3 million and included primarily the purchase of servers and IT equipment, computers and office furnishings. Our principal capital expenditures in 2009 totaled RMB28.7 million (US$4.2 million) and consisted primarily of purchases of office space, technology systems, network equipment and furnishings for the establishment of a new call center as well as computers, software and office equipment. In 2009, we made installment payments totaling RMB21.4 million (US$3.1 million) toward the purchase of nine floors of an office building in Wuhan Optical Valley Software Park in the city of Wuhan, China to house our national sales and customer service call center. A remaining balance of approximately RMB1.1 million (US$0.2 million) was paid in the first quarter of 2010 to complete the purchase of the office space.
Our capital expenditure plans for 2010 have not yet been fixed, but we intend to purchase computers, technology-related equipment and software. Capital expenditures in 2009 have been funded through operating cash flows and through our existing capital resources, and we expect to continue fund our capital expenditures through these means.
B. Business Overview
We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on recruitment advertising, we closely integrate our print and online recruitment advertising services which enable us to attract a broad base of corporate advertisers, reach a wide and diverse audience of job seekers and aggregate job information from multiple channels and geographies. We had print operations across 19 major cities in China as of the date of this annual report, and according to Alexa.com, www.51job.com had the highest traffic ranking among recruitment websites in China for the three months ended March 31, 2010.
In addition to recruitment advertising services, we also provide other complementary human resource related services, consisting primarily of business process outsourcing, training and executive search services. We aim to be a comprehensive, “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers through 25 local sales offices and a national sales and customer service call center in Wuhan.
Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on 51job Weekly and www.51job.com. We also receive fees from employers for accessing our www.51job.com resumé database, using our eHire product and engaging our other human resource related services.

Our Product and Services
We provide a range of human resource services in the following categories:
•	recruitment advertising services, including print advertising and online recruitment services; and

•	other human resource related services, such as business process outsourcing, training and executive search services.
We generate a significant majority of our revenues from our recruitment advertising services. Our print advertising business generated 51.0% of our revenues in 2007, 41.8% of our revenues in 2008 and 34.2% of our revenues in 2009. Our online recruitment services business generated 33.5% of our revenues in 2007, 36.3% of our revenues in 2008 and 40.8% of our revenues in 2009. Other human resource related services generated 15.5% of our revenues in 2007, 22.0% of our revenues in 2008 and 25.0% of our revenues in 2009.
Recruitment Advertising Services
Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of the date of this annual report, 51job Weekly was published in 19 cities across China.
The cities where 51job Weekly is published and our newspaper contractor in each city as of the date of this annual report are as follows:

City	Newspaper contractor(1)	City	Newspaper contractor(1)
Beijing	China Trade News	Nanjing	Modern Express
Changsha	Human Resource News	Ningbo	Modern Golden News
Chengdu	Hua Xi Metropolitan News	Qingdao	Qingdao Financial Times
Chongqing	Human Resource News	Shanghai	China Trade News
Fuzhou	Straits Talent News	Shenyang	Friendly Times
Guangzhou	Guangzhou Youth Daily	Shenzhen	Nan Fang Metropolitan News
Hangzhou	News Information Daily	Wuhan	News Information Daily
Harbin	Harbin Lifestyle Daily	Xian	China Merchant News
Jinan	Jinan Times	Zhengzhou	Youth Herald
Kunming	Chuncheng Evening News

(1)	English translations of the Chinese names.
51job Weekly is not published in Changchun, Dalian, Dongguan, Hefei, Suzhou or Tianjin although we have established sales offices in these cities.
A different version of 51job Weekly is published in each of our markets, with each version containing city-specific recruitment advertisements. We closely coordinate 51job Weekly with our www.51job.com online recruitment website and post a significant majority of the recruitment advertisements appearing in 51job Weekly on www.51job.com as well. 51job Weekly contains recruitment advertisements for the full range of job categories that are available on our website, including sections for professional, middle management and technical personnel. Advertisements placed in 51job Weekly are primarily in Chinese language.
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

In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established an exclusive relationship with a single local newspaper in each market where 51job Weekly is produced. We rely on these newspapers to provide us with printing and publishing services on a contractual basis, generally for a term of two years. These newspapers also generally provide us with distribution and marketing support in our local markets, although we sometimes undertake independent and/or additional marketing. 51job Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, 51job Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We provide point-of-sale vendors with marketing materials such as posters, display racks and other promotional items. We also circulate 51job Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of 51job Weekly at job fairs, in the lobbies of major office buildings, at post offices, on university campuses, outside mass transit stations and in other public areas where the public circulation of newspapers is permitted.
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
Our print advertising business is characterized by seasonal variations and revenues may fluctuate significantly from quarter to quarter depending on customer demand and needs. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — Due to seasonal variations in demand for human resource services, we experience significant fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.”
The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated. We terminated the publication of 51job Weekly in Tianjin in January 2010, Hefei in March 2010 and Dalian in April 2010.

	2007	2008	2009
Estimated number of print advertising pages(1)	16,568	16,512	11,661
Number of cities where 51job Weekly was published(2)	23	23	22

(1)	For the years ended December 31, 2007, 2008 and 2009.

(2)	As of December 31, 2007, 2008 and 2009.
Beginning in the second half of 2008, our print advertising business has experienced a significant decrease in page volumes and revenues due primarily to the impact of the global economic and financial crisis as well as a slowdown in economic growth in China on market demand. In addition, we believe the growing acceptance of online recruitment services by employers as well as the progressing shift of recruitment advertising expenditures from print to online media may limit the future use of print advertising. Therefore, we expect that revenue contribution from our print advertising business will decrease over time.
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
We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 39 million user accounts established since the launch of our website in 1999 and approximately 30 million resumés posted online as of March 31, 2010. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management and advisory content available on the website.

We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers post advertisements solely online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a higher number of technology related positions than 51job Weekly as well as recruitment advertisements targeted at younger job seekers that are more likely to use the Internet. We generally update the advertisements on our website several times each hour, which allows employers to receive responses more rapidly than is generally possible using print advertisements. Employers also use our website as a marketing tool, placing advertising banners, trademarks, logos, website hyperlinks and other forms of advertising to promote their corporate image for a fee that varies depending on the size, graphics, placement and duration. We believe that certain employers view this image promotion as a significant means of attracting online job seekers to their recruitment advertisements on our website. As a result, we believe that our ability to offer these promotional formats is an important element in our ability to attract online recruitment advertising business, which generates a material portion of our revenues. However, in the event of any adverse change in the actual or perceived effectiveness of online image promotion, or online advertising in general, our online recruitment advertising business may be adversely affected. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.”
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
The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
Estimated unique employers using online recruitment services	94,125	102,562	143,451
www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:
•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and

•	obtain information about upcoming job fairs, career development advice and other job related information.
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
Other Human Resource Related Services
Business Process Outsourcing. We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. Our services to corporate clients mainly consist of social insurance and welfare payment processing, regulatory compliance with local governmental employment regulations and payroll processing. While the market for business process outsourcing services in China is currently limited compared to developed economies like the United States, we believe that there is significant future potential for these services as more companies in China become accustomed to using third parties to perform human resource administrative functions. We continue to build our outsourcing capability and aim to increase the number and type of services we provide.
Training. We conduct training seminars in business management, leadership, sales and marketing, human resource, negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide our seminars to the general public and on a customized, in-house basis for corporate clients. We license content and materials from third parties for some of the training courses we provide. We also enter into arrangements with certain trainers and lecturers that meet our knowledge, expertise and experience requirements. In addition to classroom-style seminars, we provide outdoor-based training exercises and programs for corporate clients to promote personal development, team building and communication. We believe that our training services build our brand awareness as a provider of comprehensive, integrated human resource services.

Executive Search. We provide our eSearch executive search services to employers seeking to fill mid-level professional, managerial and junior executive positions. We generally charge corporate clients a total assignment fee of up to 30% of the candidate’s annual compensation, including in some cases a minimum upfront retainer. We maintain a team of specialized executive search consultants who can access our extensive candidate resumé database that other search firms are restricted from using.
Campus Recruitment. We provide campus recruitment services to corporations seeking to recruit college and university students. We assist corporations with recruitment strategy, selection of schools, schedule of campus visits, promotion of their image to students and logistical arrangements.
Salary Surveys. We conduct general and customized salary survey studies with analyses of compensation and benefits packages across various cities, industries and job positions. Human resource departments utilize this data to understand the market for compensation levels and to assist in their determination of compensation and benefits packages.
Human Resource Conferences. We organize and host annual human resource conferences and events in many of our cities. These conferences and events include lectures, seminars, workshops and networking opportunities for human resource professionals. Although we do not generate significant revenues from hosting these conferences and events, this service provides us with exposure to, and interaction with, existing and prospective clients.
Other Products. We have developed a proprietary assessment system to assist human resource departments in evaluating capabilities and dispositions of job candidates and existing employees, in aiding employee placement and in allocating employee resources. We also provide a monthly magazine called Future on a subscription or complimentary basis. Future contains articles, commentary, interviews and reports on general career management and development targeted principally at young working professionals.
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
We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. We update the advertisements on our website from our principal executive offices in Shanghai. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within a few hours. Complimentary online postings for advertisements in 51job Weekly generally appear on www.51job.com for approximately two weeks.
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

Print Advertising
51job Weekly was published in 19 cities across China as of the date of this annual report. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section. Our competitors include Beijing Evening News, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.
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
None of the well established nationwide Internet portals, including NetEase.com, QQ.com, Sina.com, Sohu.com and Tom.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, ChinaHR.com, which is wholly owned by Monster Worldwide, and Zhaopin.com, which is majority owned by Australian online recruitment services provider SEEK Limited, have been purported in public reports to have significantly increased expenditures on sales and marketing activities in China from time to time. As a result of these events, we could encounter significantly increased competition in some or all of our markets.
Other Services
We believe the market for business process outsourcing services is in an early stage of development and the competition is generally localized. Our key competitors are typically service agencies affiliated with or sponsored by local government personnel bureaus. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The competition in the executive search services market in China is largely fragmented and our main competitors include entities such as Bó-Lè Associates, Ltd., Horton International, Hudson Highland Group and Sterling.
Customers
Our customers consist of large multinational corporations, large national Chinese corporations and local Chinese enterprises of all sizes.
Sales and Marketing
Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. We utilize various marketing channels to target three key groups:
•	job seekers;

•	employers with hiring and/or training needs; and

•	human resource departments with actual or potential outsourcing needs.
Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2009, we employed over 1,600 sales and account management representatives across our cities that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. In addition, we recently established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the current and evolving needs of our existing and prospective customers and helped us to develop new services and products.
Event Marketing. We organize customer events, such as recruiting workshops, product information seminars, industry roundtables and networking events, to provide our sales team an opportunity to personally interact with employers and understand their recruitment needs. To attract potential job seekers and build brand awareness, we offer complimentary copies of 51job Weekly at job fairs, at office buildings, and in other public and commercial areas. We believe that offering complimentary copies of 51job Weekly to job seekers is also a highly effective means to cross-promote our www.51job.com website.

Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise though various media, including outdoor advertising on digital displays, billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.
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
We have registered trademarks, including , , 51job.com, , eHire, and eSearch, with the Trademark Office of the PRC State Administration for Industry and Commerce, or the SAIC. In January 2010, was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the SAIC. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.
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

Limitations on Foreign Ownership of Our Businesses
Advertising
The principal regulations governing foreign ownership of advertising companies in China include:
•	Foreign Investment Industrial Guidance Catalogue (2007); and

•	Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2008 Revision).
Under these regulations, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.
Human Resource Services Companies
The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the PRC Ministry of Personnel, the PRC Ministry of Commerce and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage to up to 70%.
Value-Added Telecommunications Services and Internet Content Providers
In the PRC, entities that coordinate with Internet service providers (such as telecommunications companies) to effect the online placement of content provided by either themselves or third parties are defined as “Internet content providers” and require a special license. Internet content providers are classified as value-added telecommunications businesses.
The principal regulations governing foreign ownership in Internet content providers in China include:
•	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•	Foreign Investment Industry Guidance Catalogue (2007).
Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services, which include the service of providing Internet content.
In addition, the PRC Ministry of Industry and Information Technology, or the MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the MIIT Notice, in July 2006. According to the MIIT Notice, value-added telecommunication services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunication services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunication services license holders will conduct a self-assessment of their compliance with the MIIT Notice and to submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”
General Regulation of Our Businesses
Advertising
The SAIC is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:
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
Human Resource
Human resource services firms in China are mainly regulated by the PRC Ministry of Personnel. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005), jointly promulgated by the PRC Ministry of Personnel and the SAIC. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local Administration of Personnel at the provincial level. Each of these Administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.
Value-Added Telecommunication Services and Online Commerce
The delivery of content on our website is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the MIIT and the SAIC. The principal regulations applicable to the telecommunications industry and Internet include:
•	Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2009); and

•	The Internet Information Services Administrative Measures (2000).
Under these regulations, the delivery of Internet content provision services is classified as a value-added telecommunications business, and a commercial operator of such services must obtain an Internet content provider license from the appropriate telecommunications authorities.
With respect to online commerce, there are no PRC laws that have national applicability to online commerce relating to advertising and human resource services. However, local authorities may impose requirements on online business activities conducted within its jurisdiction, such as registration or filing requirements.
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
Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of the SAIC for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the SAIC for the record, and the failure to complete such filings may cause the trademark license agreements to be unenforceable against bona fide third parties.
Domain name disputes are governed by the Measures of China Internet Network Information Center for Resolving Disputes Regarding Domain Names promulgated by the Chinese Internet Network Infrastructure Center, or the CNNIC, on February 14, 2006 and effective on March 17, 2006, under which the CNNIC can authorize domain name dispute resolution institutions to decide disputes.

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
The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, as amended in August 2008. Under these regulations, the Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities, outside the PRC unless the prior approval of the PRC State Administration for Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.
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
C. Organizational Structure
The following chart sets forth our ownership structure as of the date of this annual report.

(1)	Does not include Wang Jin Information Technology (Shanghai) Co., Ltd., Wuhan Wang Cai Information Technology Co., Ltd. and Shanghai Wang Ju Advertising Co., Ltd., which are wholly owned subsidiaries of 51net established in the PRC with no current operations.

(2)	Includes the subsidiaries and branches of AdCo that conduct advertising businesses as well as Shanghai Cheng An Human Resources Co., Ltd., which is 90% owned by AdCo and 10% owned by Run An. Hefei Wu You Culture Communication Co., Ltd., an AdCo subsidiary, is 80% owned by AdCo and 20% owned by Qian Cheng.

(3)	Excludes Wang Cai AdCo, which is set out separately in the chart.

Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng’s ownership of Wuhan AdCo, each 51net and Qian Cheng is deemed to effectively hold 50% of the equity interest in Tech JV.
Qian Cheng and RAL are wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company.
Our services are currently provided through the following group entities:
•	online recruitment services are provided by Tech JV, which however does not act as an Internet content provider or a human resource related services provider;

•	print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV;

•	human resource related services are provided by RAL and Wang Ju, which hold licenses to provide human resource related services; and

•	Internet content provider services are provided by RAL, which holds a license to act as an Internet content provider and operates our www.51job.com website.
Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Our relationships with Qian Cheng, RAL and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. As a result, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under ASC 810 “Consolidation,” or ASC 810.
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
There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
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
51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks , , 51job.com and under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the SAIC and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Our Intellectual Property Rights.”
Tech JV
We provide online recruitment services through Tech JV. Tech JV was initially established as an equity joint venture between 51net and Qian Cheng. Before our restructuring in May 2004, 51net held 99% of the equity interest in Tech JV and Qian Cheng held the remaining 1%. Currently, the equity interest in Tech JV is 50% held by 51net, 1% held by Qian Cheng and 49% held by Wuhan AdCo. Since Wuhan AdCo is wholly owned by Qian Cheng, each 51net and Qian Cheng holds 50% of the effective equity interest in Tech JV. Because 51net is a British Virgin Islands company, Tech JV is deemed a foreign-invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Tech JV has obtained a permit to conduct online advertising from the SAIC. The scope of its business license also includes software development, multimedia and network system design and information technology.
Qian Cheng
Qian Cheng is our joint venture partner in Tech JV and holds a 50% effective equity interest in Tech JV. Qian Cheng is an affiliated entity in which we hold no equity interest. Qian Cheng is wholly owned by Run An, which is jointly owned by David Weimin Jin and Tao Wang. Qian Cheng holds a license issued by the Beijing Municipal Administration for Industry and Commerce to provide advertising services, including designing, producing and publishing advertisements for Chinese and multinational companies in China and contracting for advertising projects.
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
AdCo and the AdCo Subsidiaries
We provide print advertising services through AdCo and its branch office, AdCo’s six majority owned subsidiaries and Wang Cai AdCo, a jointly owned subsidiary with Tech JV, or collectively, the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local Administrations for Industry and Commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.
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
D. Property, Plants and Equipment
Our executive offices as well as our principal customer service, marketing, web operations and development facilities are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 25,240 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.
In 2009, we made installment payments totaling RMB21.4 million (US$3.1 million) toward the purchase of nine floors of an office building at Optical Valley Software Park, Guanshan Avenue, Block E2, Wuhan 430074, People’s Republic of China. This office space is approximately 5,940 square meters and houses our national sales and customer service call center which opened in February 2010. A remaining balance of approximately RMB1.1 million (US$0.2 million) was paid in the first quarter of 2010 to complete the purchase. The purchase was funded through operating cash flows and existing capital resources.

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
A. Operating Results
Overview
We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment advertising services which include print advertising and online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training and executive search services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.
We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2009, our print advertising and online recruitment services businesses generated 34.2% and 40.8% of our revenues, respectively. Other human resource related services generated 25.0% of our revenues in 2009.
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

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. However, impacted by the recent global economic and financial market crisis, the Chinese economy experienced a lower GDP growth rate of 9% in 2008 and 2009, down from 12% in 2007 and 11% in 2006. As a result of the slowdown in economic activity, we believe that employer demand for recruitment services in China has been reduced beginning in the second half of 2008, which has led to a significant decline in sales of our print advertising services in 2008 as well as a lower revenue growth rate for our online recruitment services and other human resource related services in 2009. Although China’s economic growth rate has returned to higher levels in recent quarters, it is uncertain whether a recovery will continue or for how long. If the slowdown in China’s economic growth persists or there is a recurrence of any disruptions in the global financial markets, we may experience a reduction in demand and sales.
•	Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices in 25 cities across China. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.
•	Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly in the seasonal peak recruitment periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in previous years.
•	Increasing Acceptance of New Recruitment Channels and Human Resource Services. Many employers in China have traditionally relied on job fairs and/or referrals to recruit employees. While we have experienced growth in our recruitment advertising businesses, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.
•	Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to 384 million in 2009, ranking China as the largest market of Internet users in the world. We believe that continued development of the China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding personal computer ownership will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.
Revenues
A significant majority of our revenues come from employers who purchase our recruitment advertising services, which is comprised of our print advertising and online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training and executive search services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
Revenues:
Print advertising	51.0%	41.8%	34.2%
Online recruitment services	33.5	36.3	40.8
Other human resource related revenues	15.5	21.9	25.0

Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2007	2008	2009
	compared to	compared to	compared to
	2006	2007	2008
Print advertising	10.5%	(16.6%)	(22.2%)
Online recruitment services	28.6	10.4	6.7
Other human resource related revenues	47.9	44.4	8.3
Total revenues	21.0%	1.9%	(5.0%)
Recruitment Advertising Revenues
We receive recruitment advertising revenues from the fees that employers pay us for our 51job Weekly print advertising services and our www.51job.com online recruitment services.
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
Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. Beginning in the second half of 2008, we have experienced a decrease in print advertising pages due a decline in market demand resulting from the recent global economic and financial market crisis as well as a slowdown in the Chinese economy. In addition, we have also terminated our print operations in three cities in early 2010 where the outlook of the local print advertising market did not meet our expectations. As a result, we believe that the future growth in the number of print advertising pages may be limited compared to our historical growth.
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
The growth experienced by our print advertising business has varied in recent years and we saw a decline in print advertising revenues from 2007 to 2009. We believe our print advertising revenues has been affected by a number of factors including, but not limited to, economic growth and policies in China, changes in market demand for print advertising services, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. These factors, many of which are outside of our control, may continue to impact the growth and development of our print advertising business and may result in significant growth rate fluctuations on a quarterly or annual basis. In addition, we believe the growing use of the Internet by job seekers and the progressing shift of recruitment advertising expenditures from print to online media will also decrease the contribution of our print advertising revenues to our overall revenues. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Our print advertising business provides a large portion of our revenues and any adverse development in this business, including any failure by us to manage the progressing shift in user habits and advertising expenditures from print to online media, could materially and adversely affect our overall results of operations.”

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
Online Recruitment Services Revenues. We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our www.51job.com website and for access to eHire through which our resumé download services and recruitment management tools are available. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within www.51job.com. While we do not charge job seekers for using www.51job.com, certain enhanced services are available to job seekers for a fee.
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
We expect the future growth of our online recruitment services revenues will be largely driven by greater numbers of unique employers using these services rather than increases in average revenue per unique employer. The prices we charge for online recruitment services have been generally unchanged in recent years. Although our overall average revenue per unique employer decreased in 2009 due to the impact of the global economic and financial market crisis as well as a slowdown in the Chinese economy which curtailed hiring activity and reduced corporate expenditures, our overall average revenue per unique employer has been historically stable largely due to two offsetting trends. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. In addition, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which will also lead to a reduction in average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.
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

Other Human Resource Related Revenues
We generate revenues from our other human resource related services principally from fees paid for contracting our business processing outsourcing services, for attending our training seminars and for engaging our executive search services as well as, to a lesser extent, for using our campus recruitment services, purchasing our salary survey studies, participating in our industry conferences and utilizing our assessment services. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solution strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising businesses over time.
Growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase adoption of these types of products and services as well as a relaxation of government regulations in China. We believe the increase in our other human resource related revenues has been primarily driven by growing customer acceptance of these products and services, particularly our business process outsourcing and training services, as well as our sales and marketing efforts. In 2009, we achieved revenue growth in our other human resource related services, which provided 25.0% of our total revenues, in spite of the impact of global economic and financial market crisis. We expect that as we continue to expand the scale and scope of these services and meet growing market demand, revenues generated from these services may increase as a percentage of our overall revenues in the future.
Net Revenues and Business Taxes
Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2007, 2008 and 2009 and included as other income in our statement of operations. We cannot assure you if or when we will receive such financial incentives in the future.
Costs
We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.
The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
Cost of services	(43.7%)	(46.3%)	(39.5%)
Total operating expenses	(38.7%)	(41.8%)	(45.0%)
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
Although we expect to increase spending on sales and marketing activities and product development in order to strengthen our brand and enhance our service offerings, we aim to decrease our cost of services and total operating expenses as a percentage of our net revenues in the longer term through greater economies of scale and improved operating efficiencies. However, our ability to achieve these objectives is subject to significant uncertainties, and we cannot assure you that we will be able to decrease these costs as a percentage of our net revenues.
Cost of Services
Our cost of services primarily consists of printing related expenses and employee compensation. Printing related costs, which principally include printing, publishing and distribution expenses that we pay to our newspaper contractors, represent a large portion of our cost of services. Our printing related costs are characterized by both fixed and variable components, and these costs have tended not to increase or decrease proportionately to increases or decreases in our print advertising revenues. We aim to lower our printing related costs as a percentage of print advertising revenues and we continuously seek opportunities to secure more favorable terms with local newspaper contractors, which may result in changes in our newspaper contractors. In addition, we have been able to leverage our existing infrastructure to grow our online recruitment services revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. The majority of our employee compensation and other costs of services are largely shared across our various business lines.

However, in 2008, a decrease in market demand resulting from the global economic and financial market crisis as well as a slowdown in economic growth in China, combined with higher wage levels, staff additions and greater costs related to the expansion of our service network for business process outsourcing, led to an increase in cost of services as a percentage of our net revenues as compared to 2007. In 2009, our cost of services as a percentage of net revenues significantly decreased from 2008 due to the implementation of cost control and efficiency measures which reduced our direct costs, in particular our printing related expenses.
Operating Expenses
Our operating expenses include sales and marketing expenses and general and administrative expenses.
The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2007	2008	2009
Operating expenses:
Sales and marketing	(22.7%)	(26.4%)	(27.7%)
General and administrative	(16.0)	(15.4)	(17.3)

Total operating expenses	(38.7%)	(41.8%)	(45.0%)

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. Our sales and marketing expenses as a percentage of our net revenues increased from 2007 to 2008 due primarily to an expansion of our sales force and greater marketing and promotional activities. In 2009, although our spending on sales and marketing activities was relatively unchanged compared to 2008, these expenses as a percentage of net revenues increased due to decreased revenues in 2009. We expect to invest further resources to strengthen our market position and brand. We also receive marketing support for 51job Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.
Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. Our general and administrative expenses as a percentage of our net revenues declined from 2007 to 2008 due primarily to improved operating efficiencies, although the decrease was largely offset in 2007 by the impact of a loss provision relating to a third party contractor. From 2008 to 2009, our general and administrative expenses as a percentage of our net revenues increased due primarily to greater rental and depreciation expenses, which were partially offset by lower office expenses and professional fees. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.
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
On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. Prior to the promulgation of the EIT Law, we obtained preferential tax treatment from local tax authorities for our entities, Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, and Tech JV and Wang Cai’s branches in Shanghai’s Pudong area and for Tech JV and Wang Cai AdCo’s branch in Shenzhen. As a result, these entities were subject to an EIT rate of 18% in 2008 and 20% in 2009, which is to be gradually increased to 22% in 2010, 24% in 2011 and 25% in 2012. Furthermore, in December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15%. Therefore, this entity’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a high technology enterprise when it is subject to reevaluation in the future.
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
Income Taxes
We adopted ASC 740-10-25 (formerly referred to as FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”) effective January 1, 2007. ASC 740-10-25 clarifies the accounting for uncertainty in income taxes recognized in our financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2009, we did not have any tax provisions related to uncertain tax positions or interest and penalties associated with such uncertain tax positions.
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
We had deferred tax assets, net of valuation allowance, of RMB6.1 million, RMB2.7 million and RMB5.3 million (US$0.8 million) as of December 31, 2007, 2008 and 2009, respectively.
As of December 31, 2007, 2008 and 2009, we recognized aggregate valuation allowances of RMB6.5 million, RMB2.1 million and RMB2.1 million (US$0.3 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.
Revenue Recognition
We recognize fees received from providing print recruitment advertising services as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 “Revenue Recognition,” or ASC 605, are met. Cash received in advance of services are recognized as advances from customers.
We recognize fees received from providing online recruitment services as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 are met. Cash received in advance of services are recognized as advances from customers.
We recognize fees received from providing other human resource related services as revenue when (i) persuasive evidence of an agreement exists, (ii) services are rendered, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.
Share-Based Compensation
We account for share-based compensation arrangements under ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB29.7 million in 2007, RMB27.4 million in 2008 and RMB27.0 million (US$4.0 million) in 2009 in connection with the grant of options to our employees, executives and directors.

Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility and the pre-vesting option forfeiture rate. Our assumption for expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which we believe are useful reference points. We estimate expected volatility at the date of grant based on historical volatilities of the market price of our ADSs. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock options that are granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.
See note 2(m) to our consolidated financial statements included elsewhere in this annual report for further discussion of stock-based compensation under ASC 718. The guidance provided in ASC 718 may be subject to further interpretation and refinement over time.
Basis for Consolidation and Our Relationships with Our Affiliated Variable Interest Entities
We consolidate 100% of the interests of all of our subsidiaries and affiliated variable interest entities.
We have entered into contractual arrangements with Qian Cheng, RAL and Run An under which we bear all of their economic risk and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng, RAL and Run An under ASC 810. Qian Cheng and RAL are wholly owned by Run An. Run An is jointly owed by David Weimin Jin and Tao Wang, PRC nationals and executive officers of our company.
ASC 810 requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Qian Cheng, RAL and Run An, we are considered the primary beneficiary of Qian Cheng, RAL and Run An, and all of their interests have been consolidated in our financial statements. In addition, as a result of our consolidation of Qian Cheng, its minority interests in Tech JV and its subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Qian Cheng, RAL and Run An have been eliminated upon consolidation.
In the opinion of Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to the opinion of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure —The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to the People’s Republic of China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”
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

We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment.” We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for the years ended December 31, 2007, 2008 and 2009. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.
Recent Accounting Pronouncements
In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165, “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on our financial statements.
In June 2009, the FASB issued ASC 105 (formerly referred to as SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. ASC 105 is effective for our reporting period ending on September 30, 2009 and thereafter. As the Codification is not intended to change or alter existing U.S. GAAP, the adoption of ASC 105 did not have a material impact on our financial statements.
In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of ASC 860 did not have a material impact on our financial statements.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of the amendments to ASC 810 will have a material impact on our financial statements.

In October 2009, the FASB issued amendments to ASC 605-25 “Revenue Recognition — Multiple Arrangements” and provides new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence, or VSOE, and other vendor objective evidence (or VOE, now referred to as TPE standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently evaluating the impact of the adoption of this guidance on our financial statements.
In December 2009, the FASB codified “Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs,” guidance which was issued by the FASB in June 2009. The amendments in this Accounting Standards Update, or ASU, replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. We do not expect the adoption of this standard will have a material impact on our financial statements.
In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements.” This ASU amends ASC 820 to require a number of additional disclosures regarding (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect the adoption of this ASU will have a material impact on our financial statements.

Results of Operations
The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2007		2008		2009
(in thousands, except percentages)	RMB	%	RMB	%	RMB	%
Revenues:
Print advertising	430,621	53.9	359,234	44.0	279,467	36.1
Online recruitment services	282,688	35.4	312,121	38.3	332,987	43.0
Other human resource related revenues	130,957	16.3	189,062	23.2	204,666	26.5

Total revenues	844,266	105.6	860,417	105.5	817,120	105.6
Less: Business and related tax	(44,982)	(5.6)	(44,939)	(5.5)	(43,173)	(5.6)

Net revenues	799,284	100.0	815,478	100.0	773,947	100.0

Cost of services(1)	(349,022)	(43.7)	(377,487)	(46.3)	(305,722)	(39.5)

Gross profit	450,262	56.3	437,991	53.7	468,225	60.5

Operating expenses(1):
Sales and marketing	(181,230)	(22.7)	(215,228)	(26.4)	(214,400)	(27.7)
General and administrative	(128,347)	(16.0)	(125,981)	(15.4)	(133,511)	(17.3)

Total operating expenses	(309,577)	(38.7)	(341,209)	(41.8)	(347,911)	(45.0)

Income from operations	140,685	17.6	96,782	11.9	120,314	15.5
Loss from foreign currency translation.	(18,134)	(2.3)	(17,732)	(2.2)	(234)	(0.0)
Interest and investment income	24,635	3.1	26,400	3.2	15,083	2.0
Other income	1,793	0.2	2,327	0.3	9,554	1.2

Income before income tax expense	148,979	18.6	107,777	13.2	144,717	18.7
Income tax expense	(45,402)	(5.7)	(31,176)	(3.8)	(32,205)	(4.2)

Net income	103,577	12.9	76,601	9.4	112,512	14.5

(1)	Share-based compensation expense:

Included in cost of services	(4,931)	(0.6)	(4,564)	(0.6)	(4,360)	(0.6)
Included in operating expenses:
Sales and marketing	(4,241)	(0.5)	(3,923)	(0.5)	(3,748)	(0.5)
General and administrative	(20,479)	(2.6)	(18,947)	(2.3)	(18,912)	(2.4)
2009 Compared to 2008
Total Revenues. Our total revenues decreased 5.0% to RMB817.1 million (US$119.7 million) in 2009 from RMB860.4 million in 2008. This decrease was primarily due to a decline in our print advertising revenues which was largely offset by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:
•	Print Advertising. Our print advertising revenues decreased 22.2% to RMB279.5 million (US$40.9 million) in 2009 from RMB359.2 million in 2008. This decrease was primarily due to fewer recruitment advertisements placed in our editions of 51job Weekly, as employers reduced their hiring plans and curtailed expenditures in response to the global economic and financial market crisis as well as a slowdown in the Chinese economy in 2009. We estimate that the number of print advertising pages decreased 29.4% to 11,661 in 2009 from 16,512 in 2008. The decrease in revenues from lower advertisement volumes was partially offset by a 10.2% increase in our overall average revenue per page due to greater revenue contribution from higher priced markets. We did not materially change the prices we charge for print advertising in each local market in 2009.
•	Online Recruitment Services. Our online recruitment services revenues increased 6.7% to RMB333.0 million (US$48.8 million) in 2009 from RMB312.1 million in 2008. This increase was mainly attributable to growth in the number of unique employers placing job listings and recruitment advertisements on www.51job.com, which was partially offset by lower average revenue per unique employer. We estimate that the number of unique employers increased 39.9% to 143,451 in 2009 from 102,562 in 2008. The prices we charge for our online recruitment services were generally unchanged from 2008 to 2009. However, our average revenue per unique employer in 2009 decreased 23.7% from 2008 as a result of employers curtailing expenditures on online recruitment services, including by choosing lower priced products, in response to the global economic and financial market crisis as well as a slowdown in the Chinese economy in 2009.

•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 8.3% to RMB204.7 million (US$30.0 million) in 2009 from RMB189.1 million in 2008. This increase was primarily attributable to greater business process outsourcing revenues due to a growth in the number of corporate customers and their employees we served. Partially offsetting this increase in our business process outsourcing revenues, we experienced lower training and executive search revenues in 2009 as the global economic and financial market crisis as well as the slowdown in the Chinese economy decreased market demand and employer spending for these services.
Net Revenues. Our net revenues decreased 5.1% to RMB773.9 million (US$113.4 million) in 2009 from RMB815.5 million in 2008. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB43.2 million (US$6.3 million) in 2009 and RMB44.9 million in 2008.
Cost of Services. Our cost of services decreased 19.0% to RMB305.7 million (US$44.8 million) in 2009 from RMB377.5 million in 2008. This decrease was principally due to cost control and alignment measures we implemented to adjust and streamline our operations and service infrastructure. These measures resulted in a significant reduction in printing related expenses and improvement in operating efficiency in 2009. Our cost of services in 2009 also included share-based compensation expense of approximately RMB4.4 million (US$0.6 million) compared with RMB4.6 million in 2008.
Gross Profit. As a result of the above factors, our gross profit increased 6.9% to RMB468.2 million (US$68.6 million) in 2009 from RMB438.0 million in 2008. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 60.5% in 2009 compared with 53.7% in 2008.
Operating Expenses. Our total operating expenses increased 2.0% to RMB347.9 million (US$51.0 million) in 2009 from RMB341.2 million in 2008. The increase in our operating expenses was primarily due to an increase in general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses decreased 0.4% to RMB214.4 million (US$31.4 million) in 2009 from RMB215.2 million in 2008. This decrease was due to a reduction in advertising and promotion expenses and client entertainment expenses, which was largely offset by higher sales incentives and commissions. Our advertising and promotion expenses in 2009 declined 28.8% to RMB32.0 million (US$4.7 million) from RMB45.0 million in 2008 due to a decrease in spending on brand advertising campaigns and promotional events. Our sales and marketing expenses in 2009 also included share-based compensation expense of RMB3.7 million (US$0.5 million) compared with RMB3.9 million in 2008.
•	General and Administrative Expenses. Our general and administrative expenses increased 6.0% to RMB133.5 million (US$19.6 million) in 2009 from RMB126.0 million in 2008. This increase was primarily due to higher employee compensation, rental and deprecation expenses which were partially offset by lower travel and entertainment expenses. Our general and administrative expenses in 2009 included share-based compensation expense of RMB18.9 million (US$2.8 million), relatively unchanged from 2008.
Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB234,000 (US$34,000) in 2009 compared with RMB17.7 million in 2008. For more information about China’s foreign exchange policy, see “Item 10. — Additional Information — Exchange Controls.”
Interest and Investment Income. Despite higher average balances in our interest bearing bank deposits, our interest and investment income decreased 42.9% to RMB15.1 million (US$2.2 million) in 2009 from RMB26.4 million in 2008 due to lower interest rates.
Income Tax Expense. We recorded an income tax expense of RMB32.2 million (US$4.7 million) in 2009 compared with RMB31.2 million in 2008. Our effective tax rate decreased to 22.3% in 2009 from 28.9% in 2008 following the designation of one of our main PRC subsidiaries as a “High and New Technology Enterprise” under the EIT Law which lowered its tax rate in 2009 from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities.
Net Income. As a result of the above factors, our net income increased 46.9% to RMB112.5 million (US$16.5 million) in 2009 from RMB76.6 million in 2008.

2008 Compared to 2007
Total Revenues. Our total revenues increased 1.9% to RMB860.4 million in 2008 from RMB844.3 million in 2007. This increase was primarily driven by growth in revenues from our other human resource related and online recruitment services, which was mostly offset by declines in revenues from our print advertising and executive search businesses. We derived our total revenues from:
•	Print Advertising. Our print advertising revenues decreased 16.6% to RMB359.2 million in 2008 from RMB430.6 million in 2007. This decrease was primarily due to lower overall average revenue per page and less advertising page volume in 2008, which was impacted by a decrease in market demand that became increasingly pronounced in the second half of 2008 due primarily to the global economic and financial market crisis and a slowdown in the Chinese economy. Print advertising prices charged in each city were relatively unchanged compared to 2007 levels, but overall average revenue per page decreased 16.3% as lower priced cities comprised a larger portion of print advertising volume. We estimate that the number of print advertising pages decreased 0.3% to 16,512 in 2008 from 16,568 in 2007.
•	Online Recruitment Services. Our online recruitment services revenues increased 10.4% to RMB312.1 million in 2008 from RMB282.7 million in 2007. This increase was primarily the result of growth in the number of unique employers using online recruitment services and higher average revenue per unique employer, but customer growth slowed in the latter part of 2008 due to weaker economic conditions in China. We estimate that the number of unique employers using online services increased 9.0% to 102,562 in 2008 from 94,125 in 2007. Although the prices we charge were generally unchanged from 2007 to 2008, our average revenue per unique employer in 2008 increased 1.3% as employers who purchased multiple or higher priced services more than offset customers who purchased lower priced or introductory products.
•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 44.4% to RMB189.1 million in 2008 from RMB131.0 million in 2007. This increase was primarily driven by growth in market demand and adoption of our business process outsourcing services, which was partially offset by lower executive search revenues. We believe the high growth of our business process outsourcing area was also partly attributable to the implementation of a new labor contract law in China in 2008, which strengthened enforcement of worker rights and instituted greater penalties on employers for non-compliance resulting in greater acceptance of outsourced human resource administrative services provided by professional third party providers like ourselves.
Net Revenues. Our net revenues increased 2.0% to RMB815.5 million in 2008 from RMB799.3 million in 2007. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB44.9 million in 2008 and RMB45.0 million in 2007.
Cost of Services. Our cost of services increased 8.2% to RMB377.5 million in 2008 from RMB349.0 million in 2007. This increase was primarily attributable to higher wage levels compared to the prior year, staff additions and greater costs related to the expansion of our service network for business process outsourcing services, which was partially offset by lower printing related expenses. Our cost of services in 2008 also included share-based compensation expense of approximately RMB4.6 million compared with RMB4.9 million in 2007. Our cost of services increased as a percentage of net revenues in 2008 as compared to 2007 due primarily to an increase in costs that outpaced revenue growth slowed by weak global economic conditions and a reduction in market demand for our recruitment advertising services.
Gross Profit. As a result of the above factors, our gross profit decreased 2.7% to RMB438.0 million in 2008 from RMB450.3 million in 2007. Our gross profit margin was 53.7% in 2008 compared with 56.3% in 2007.
Operating Expenses. Our total operating expenses increased 10.2% to RMB341.2 million in 2008 from RMB309.6 million in 2007. The increase in our operating expenses was primarily due to an increase in sales and marketing expenses, which was partially offset by a decrease in general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses increased 18.8% to RMB215.2 million in 2008 from RMB181.2 million in 2007. This increase was primarily due to increased labor costs from staff additions and higher wage levels compared to the prior year as well as greater advertising and promotion expenses. Our advertising and promotion expenses in 2008 grew 32.0% to RMB45.0 million from RMB34.1 million in 2007 as we increased spending on brand advertising activities and conducted a greater number of promotional events. Our sales and marketing expenses in 2008 also included share-based compensation expense of RMB3.9 million compared with RMB4.2 million in 2007.

•	General and Administrative Expenses. Our general and administrative expenses decreased 1.8% to RMB126.0 million in 2008 from RMB128.3 million in 2007. This decrease was primarily due to a loss provision of RMB9.7 million recorded in 2007 relating to the non-compliance to contract terms by a third party which provided services to us in connection with our human resource outsourcing operations in Beijing. Partially offsetting the impact of this loss provision were increases in labor costs resulting from staff additions and higher wage levels in 2008 as compared to 2007 as well as higher rental, property management and office expenses. Our general and administrative expenses in 2008 included share-based compensation expense of RMB18.9 million compared with RMB20.5 million in 2007.
Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB17.7 million in 2008 compared with RMB18.1 million in 2007 as a result of the appreciation of the Renminbi against the U.S. dollar.
Interest and Investment Income. Our interest and investment income increased 7.2% to RMB26.4 million in 2008 from RMB24.6 million in 2007 due to higher average balances in our interest bearing bank deposits which was partially offset by lower interest rates.
Income Tax Expense. We recorded an income tax expense of RMB31.2 million in 2008 compared with RMB45.4 million in 2007. Our effective tax rate was 28.9% in 2008 compared with 30.5% in 2007. Effective January 1, 2008, we were subject to a new PRC tax law. For more information about taxation in China, see “— Income Taxation.”
Net Income. As a result of the above factors, our net income decreased 26.0% to RMB76.6 million in 2008 from RMB103.6 million in 2007.
Inflation
According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and (0.7%) in 2007, 2008 and 2009, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.
B. Liquidity and Capital Resources
Liquidity
Our liquidity has been principally affected by net cash generated from operating activities in addition to our purchases of investments, property, equipment and software as well as our repurchases of ADSs in 2008 and 2009.
The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
(in thousands)	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Net cash provided by operating activities	193,315	119,867	214,455	31,417
Net cash used in investing activities	(41,248)	(48,451)	(272,904)	(39,980)
Net cash provided by (used in) financing activities	4,470	(4,101)	(42,249)	(6,189)
Net increase (decrease) in cash	138,822	50,790	(100,903)	(14,782)
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
Our net cash provided by operating activities in 2008 was RMB119.9 million and consisted of RMB76.6 million in net income, RMB27.4 million in share-based compensation, RMB23.8 million in depreciation and RMB17.7 million in loss from foreign currency translation. In addition, our net cash provided by operating activities was impacted by a decrease of RMB20.2 million in taxes payable, a decrease of RMB15.3 million in other payables and accruals, an increase of RMB12.1 million in advances from customers, an increase of RMB11.9 million in prepayments and other current assets, and a decrease of RMB10.2 million in accounts receivable.

Our net cash provided by operating activities in 2009 was RMB214.5 million (US$31.4 million) and consisted of RMB112.5 million (US$16.5 million) in net income, which increased primarily due to margin expansion as well as a lower effective tax rate. The increase in net cash provided by operating activities also included RMB27.0 million (US$4.0 million) in share-based compensation and RMB28.9 million (US$4.2 million) in depreciation. In addition, our net cash provided by operating activities was impacted by an increase of RMB30.6 million (US$4.5 million) in advances from customers.
Cash Flows from Investing Activities. Our net cash used in investing activities from 2007 to 2009 reflected purchases of investments, property, equipment, software and other intellectual property rights in these years in connection with the general growth of our businesses. Under our cooperation agreement with Recruit, we provided financing in the amount of RMB8.8 million in 2007 and RMB7.9 million in 2008 to Area Link for the coupon company. We also purchased short-term investments consisting of certificates of deposits with maturities between three months and one year for a total of RMB16.1 million in 2008 and RMB241.2 million (US$35.3 million ) in 2009. In addition, in 2009, we made installment payments totaling RMB21.4 million (US$3.1 million) toward the purchase of nine floors of an office building in Wuhan Optical Valley Software Park in the city of Wuhan, China to house our national sales and customer service call center. A remaining balance of approximately RMB1.1 million (US$0.2 million) was paid in the first quarter of 2010 to complete the purchase of the office space.
Cash Flows from Financing Activities. Our net cash from financing activities from 2007 to 2009 has been primarily affected by proceeds from the exercise of options by our employees, executives and directors as well as the repurchase of our ADSs. Our net cash provided by financing activities consisted of the exercise of options by employees, directors and officers in the amount of RMB4.5 million in 2007. In 2008, our net cash used in financing activities consisted of our repurchase of 136,827 ADSs in the open market for an aggregate consideration of RMB6.2 million, which was partially offset by RMB2.1 million from the exercise of options. In 2009, our net cash used in financing activities consisted of our repurchase of 709,200 ADSs in the open market for an aggregate consideration of RMB47.3 million (US$6.9 million), which was partially offset by RMB5.1 million (US$0.7 million) from the exercise of options.
Capital Resources
To date, we have primarily financed our operations through cash flows from operating activities, equity investments by certain of our founders, the sale of preferred shares in 2000 and our initial public offering in 2004. We have not financed our operations through significant borrowings, and as of December 31, 2009, we had no material debt obligations outstanding. As of December 31, 2009, we had RMB1,214.7 million (US$178.0 million) in cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars.
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
C. Research and Development, Patents and Licenses, etc.
We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2007, 2008 or 2009. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

		Less than	1-3	3-5	More than
(in thousands)	Total	1 year	years	years	5 years
	RMB	RMB	RMB	RMB	RMB
Publication fee agreements	58,528	30,018	26,746	1,764	—
Operating lease obligations	71,385	46,424	24,425	536	—
Purchase obligations	34,690	34,295	395	—	—

Total	164,603	110,737	51,566	2,300	—

We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly. The term of our publication fee agreements is generally for two years. We expect to renew most of these agreements as they expire, although we cannot predict the terms and conditions of such renewals.
Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to five years at the time of signing. Our purchase obligations consist primarily of agreements to purchase advertising services from outdoor and Internet media companies and to purchase office furnishings as well as a remaining installment payment to complete the purchase of the Wuhan call center.
Rental expenses incurred under operating leases were RMB23.9 million in 2007, RMB28.9 million in 2008 and RMB34.5 million (US$5.1 million) in 2009.
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
A. Directors and Senior Management
The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	80	Chairman of the board and independent director
Rick Yan	47	Director, chief executive officer, president and secretary
David K. Chao(1) (2) (3)	43	Independent director
Hiroyuki Honda	49	Non-executive director
Kathleen Chien	40	Chief operating officer and acting chief financial officer
David Weimin Jin	40	Senior vice president
Tao Wang	47	Vice president
Jones Haijun Yu	37	Vice president

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.
There are no family relationships among any of the directors or executive officers of our company.
In March 2010, we received a letter from Nasdaq stating that due to the death of our independent director, Dr. Xiaoyue Chen, we no longer complied with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Listing Rule 5605. We are seeking to add a new independent director to our board of directors and the audit committee by the next annual shareholders’ meeting in accordance with applicable securities laws and the Nasdaq Listing Rules.
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
David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and General Partner of DCM, an early stage technology venture capital firm that manages US$1.6 billion. DCM is headquartered in Menlo Park, California and also has offices in Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a founding executive of Japan Communications, Inc., a public provider of mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees. He also serves on the board of directors of Legend Capital.

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
Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community.
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
B. Compensation
Compensation of Directors and Executive Officers
We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2009, the aggregate cash compensation to our non-executive directors as a group was approximately US$84,000 (RMB573,376). In 2009, we granted 40,032 options to acquire common shares to a non-executive director.
For the year ended December 31, 2009, the aggregate cash compensation to our executive officers as a group was approximately RMB5.2 million (US$0.8 million). We granted options to acquire an aggregate of 402,432 common shares to our executive officers in 2009.
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
Stock-Based Compensation Plans
In 2000, our board of directors and shareholders adopted our 2000 stock option plan, or our 2000 Option Plan. In April 2009, our board of directors adopted our 2009 share option plan, or our 2009 Option Plan, which received shareholder approval in August 2009. Under these plans, our directors, officers and other employees and consultants are eligible to acquire common shares under options. The purposes of our option plans are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business.
Under our 2000 Option Plan, 4,010,666 common shares were reserved for issuance at the time of adoption,. In February 2004, our board of directors and shareholders approved an increase in the number of authorized shares reserved to 5,530,578 common shares. In July 2006, our board of directors and shareholders approved a further increase of 2,000,000 common shares, increasing the total number of authorized shares under our 2000 Option Plan to 7,530,578 common shares. Our 2000 Option Plan has a term of ten years but may be terminated earlier by our board of directors.
Under our 2009 Option Plan, we are authorized to issue up to 5,000,000 common shares. Our 2009 Option Plan has a term of ten years but may be terminated earlier by our board of directors.
Stock options granted under our option plans may be incentive stock options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or non-qualified stock options, or NSOs, which do not so qualify.
The compensation committee of our board of directors administers our option plans. Subject to the provisions of our option plans and, in the case of a committee, the specific duties delegated by the board of directors to such committee, and subject to the approval of any relevant authorities, the board of directors or the committee so appointed has the authority in its discretion to determine, among other things, the fair market value of the common shares, select optionees, determine the number of common shares to be covered by each award granted under our option plans, and the terms and conditions of any options or stock purchase rights granted under our option plans.
Stock options granted under our option plans become exercisable at a rate of not less than 20% per year over five years from the date of the option grant. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates within the period of time as specified in the option agreement and, in the absence of a specified time in the option agreement, within twelve months following the optionee’s termination in the case of the optionee’s disability or death, and three months following the optionee’s termination in all other cases.
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

The following table summarizes the options granted to our directors, executive officers and other employees under our option plans during the periods indicated.

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration
		US$
Granted in 2007
Donald L. Lucas	40,032	8.795	April 16, 2007	April 15, 2013
	160,128	8.77	May 25, 2007	May 24, 2013
Rick Yan	100,032	8.795	April 16, 2007	April 15, 2013
David K. Chao	40,032	8.795	April 16, 2007	April 15, 2013
	40,032	9.355	August 8, 2007	August 7, 2013
Hiroyuki Honda	14,976	8.795	April 16, 2007	April 15, 2013
	30,048	8.80	September 24, 2007	September 23, 2013
Kathleen Chien	81,600	8.795	April 16, 2007	April 15, 2013
David Weimin Jin	81,600	8.795	April 16, 2007	April 15, 2013
Tao Wang	48,000	8.795	April 16, 2007	April 15, 2013
Jones Haijun Yu	48,000	8.795	April 16, 2007	April 15, 2013
Other director	60,096	9.355	August 8, 2007	August 7, 2013
Other employees	444,576	8.795	April 16, 2007	April 15, 2013

	1,189,152

Granted in 2008
Rick Yan	100,032	9.00	May 1, 2008	April 30, 2014
Kathleen Chien	91,200	9.00	May 1, 2008	April 30, 2014
David Weimin Jin	81,600	9.00	May 1, 2008	April 30, 2014
Tao Wang	64,800	9.00	May 1, 2008	April 30, 2014
Jones Haijun Yu	64,800	9.00	May 1, 2008	April 30, 2014
Other employees	144,000	9.245	February 27, 2008	February 26, 2014
	608,400	9.00	May 1, 2008	April 30, 2014
	144,000	4.535	September 30, 2008	September 29, 2014

	1,298,832

Granted in 2009
Rick Yan	100,032	3.955	April 30, 2009	April 29, 2015
David K. Chao	40,032	3.955	April 30, 2009	April 29, 2015
Kathleen Chien	91,200	3.955	April 30, 2009	April 29, 2015
David Weimin Jin	81,600	3.955	April 30, 2009	April 29, 2015
Tao Wang	64,800	3.955	April 30, 2009	April 29, 2015
Jones Haijun Yu	64,800	3.955	April 30, 2009	April 29, 2015
Other employees	717,600	3.955	April 30, 2009	April 29, 2015

	1,160,064

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

Audit Committee
Our audit committee reports to the board of directors regarding the appointment of our independent registered public accounting firm, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. The members of our audit committee are Donald L. Lucas, who acts as the chairman of our audit committee, and David K. Chao. Our board of directors has determined that Messrs. Lucas and Chao are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Due to the death of our director and audit committee member Dr. Xiaoyue Chen in March 2010, we are currently non-compliant with the audit committee requirements as set forth in Nasdaq Listing Rule 5605. We are seeking to add a new independent director to our audit committee by the next annual shareholders’ meeting in accordance with applicable securities laws and the Nasdaq Listing Rules.
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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current member of our nominating and corporate governance committee is David K. Chao, who acts as the chairman of our nominating and corporate governance committee. Our board of directors has determined that Mr. Chao is an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. Due to the death of our director and nominating and corporate governance committee member Dr. Xiaoyue Chen in March 2010, we are seeking to fill an opening on our nominating and corporate governance committee.
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
Compensation Committee
Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are David K. Chao, who acts as the chairman of the committee, and Donald L. Lucas. Our board of directors has determined that all members of our compensation committee are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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

D. Employees
We had 3,941 employees, 4,669 employees and 3,804 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2009.

Sales and account management	1,622
Marketing and merchandising	606
Technology and online operations	511
Customer service and production	565
Search and training consultants	140
General and administrative	360

Total	3,804	*

*	Includes 595 temporary, part-time and contract employees.
We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.
E. Share Ownership
There are no different voting rights among our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding the share ownership of our directors and officers, see “Item 7. — Major Shareholders and Related Party Transactions — Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “— B. Compensation — Stock-Based Compensation Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2010:
•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Percentage of beneficial ownership is based on 54,995,107 common shares outstanding as of March 31, 2010 and the number of common shares underlying options held by such person as of that date. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	14,236,323	25.7
Kathleen Chien	1,722,658	3.1
David K. Chao(1)	550,321	*
David Weimin Jin	197,800	*
Donald L. Lucas	170,986	*
Tao Wang	151,126	*
Jones Haijun Yu	149,350	*
Hiroyuki Honda(2)	45,928	*
All directors and executive officers as a group	17,224,492	30.4

Principal shareholders:
Recruit Co., Ltd.(2)	23,325,231	42.4
Rick Yan	14,236,323	25.7

(1)	The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	The address for Hiroyuki Honda and Recruit Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

*	Less than 1%.

As of March 31, 2010, 2,461,246 of our common shares, representing 3.4% of our common shares outstanding, were beneficially owned by a total of eight holders of record with addresses in the United States. As of the same date, 9,854,261 of our ADSs, representing 19,708,522 common shares, or 35.8% of our common shares outstanding, were held by a total of seven registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.
In April 2006, entities affiliated with DCM, Rick Yan, Michael Lei Feng and Norman Lui, and Kathleen Chien entered into a share purchase agreement with Recruit. Michael Lei Feng and Norman Lui are co-founders and former executive officers of our company. Under the terms and conditions of the share purchase agreement, Recruit purchased 23,325,231 common shares from these shareholders during the period from April 2006 to June 2009.
B. Related Party Transactions
Contractual Arrangements Among Our Group Entities
The PRC government has regulated foreign ownership of advertising, human resource related services and Internet content provision businesses. As a result, relationships and economic arrangements among our subsidiaries, affiliated entities and their respective shareholders are governed by a series of agreements. The material agreements which govern the relationships and economic arrangements among our group entities are illustrated in the following chart and described in greater detail below.
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
Stock Option Grants
We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2009, there were outstanding options to purchase an aggregate of 4,464,672 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”
Investment in Coupon Advertising Services Company with Recruit
In August 2007, we entered into an agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The coupon company launched its inaugural issue in Shanghai in September 2007. We do not participate in the management of this company, but we can and have nominated two of the five directors to the board of the coupon company. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.9 million (US$2.3 million) as of December 31, 2009.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for (i) the years ended December 31, 2005, 2006, 2007, 2008 and 2009, (ii) each of the nine most recent fiscal quarters and (iii) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2005	53.50	9.71
2006	31.90	12.70
2007	25.44	14.02
2008	20.50	6.00
2009	20.50	6.00

Quarterly highs and lows
First quarter 2008	19.66	16.01
Second quarter 2008	20.50	16.27
Third quarter 2008	18.54	8.69
Fourth quarter 2008	10.20	6.00
First quarter 2009	7.93	6.00
Second quarter 2009	12.20	6.51
Third quarter 2009	15.38	10.76
Fourth quarter 2009	20.50	13.13
First quarter 2010	20.35	15.31

Monthly highs and lows
October 2009	16.45	13.13
November 2009	20.50	14.72
December 2009	19.50	16.66
January 2010	19.33	15.75
February 2010	19.00	15.31
March 2010	20.35	17.32
April 2010 (through April 14)	19.69	17.52
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
In August 2007, we entered into a cooperation agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.9 million (US$2.3 million) as of December 31, 2009.
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
People’s Republic of China
Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. However, the detailed implementation regulations are still in the process of promulgation, and to our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law, other than for those enterprises established outside of China whose main holding investors are enterprises established in China, which is available. It is unclear whether we may be considered to be a “resident enterprise” by PRC tax authorities, which would make us subject to the uniform 25% EIT rate as to our global income.
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
but does not include an otherwise qualified corporation that is a passive foreign investment company, or a PFIC, in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (i) we are not a PFIC and (ii) the ADSs are listed on the Nasdaq Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In addition, subject to the following sentence, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet at minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.
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
Passive Foreign Investment Company Rules
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.
In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from the opinions of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2009 and any taxable year thereafter. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or common shares, the U.S. Holders will be subject to special tax rules discussed below.
In general, we will be a PFIC for any taxable year in which either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

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
Each year, we furnish our shareholders with an annual report containing a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I. Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2009, we had cash and short-term investments of RMB1,214.7 million (US$178.0 million). Cash consist of cash on hand and in banks, and short-term investments consist of certificates of deposit with maturities between three months and one year.
The carrying amounts of cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2009, approximately 15% of our cash were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.
A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB1.5 million (US$0.2 million) in interest income from the assumed average cash and short-term investments balance in 2009.

Foreign Exchange Risk
Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 6.5% in 2007 and 6.5% in 2008. Correspondingly, we recognized a loss from foreign currency translation of RMB18.1 million in 2007 and RMB17.7 million in 2008. The value of the Renminbi against the U.S. dollar was relatively stable in 2009. However, it is possible that the Chinese government could adopt a more flexible currency policy in the future. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.
Based on the amount of our cash and short-term investments denominated in U.S. dollar as of December 31, 2009, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB18.0 million (US$2.6 million) in our cash and short-term investments.
We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — The fluctuation of the Renminbi may materially and adversely affect your investment.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees Paid by Our ADS Holders
ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
The following additional charges will be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:
•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs, in each case, on the books of the;depositary;
•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
•	a fee of $0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and is payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Fees and Payments from the Depositary to Us
In 2009, we received from our depositary, JPMorgan Chase Bank, a reimbursement of US$120,000 for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with Nasdaq and SEC rules and regulations. In addition, the depositary waived costs payable by us of US$38,732 related to the maintenance of the ADR program, database subscription fees and other services.
The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from ADS holders.

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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-2 of this Form 20-F.
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

(in thousands)	2008	2009	2009
	RMB	RMB	US$
Audit fees	4,406	3,533	518
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
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Since the inception of the program, we have purchased 948,896 ADSs, or 1,897,792 common shares, through open-market transactions for an aggregate consideration of approximately US$9.6 million, including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program:

				Total number of	Approximate dollar value
	Total number			ADSs purchased as	of ADSs that may yet be
	of ADSs	Average price		part of publicly	purchased under the
Period	purchased	paid per ADS		announced program	program
		US$	RMB(1)		US$	RMB(1)

November 2008	25,251	6.56	44.81	25,251	24,834,000	169,516,000
December 2008	111,576	6.71	45.78	136,827	24,086,000	164,408,000
January 2009	72,528	6.50	44.38	209,355	23,614,000	161,189,000
February 2009	108,275	6.95	47.42	317,630	22,862,000	156,054,000
March 2009	55,217	6.87	46.89	372,847	22,483,000	153,465,000
April 2009	43,672	7.28	49.70	416,519	22,165,000	151,295,000
May 2009	33,352	8.81	60.12	449,871	21,871,000	149,290,000
June 2009	71,171	8.94	61.00	521,042	21,235,000	144,848,000
July 2009	202,273	11.51	78.53	723,315	18,908,000	129,063,000
August 2009	26,984	12.15	82.96	750,299	18,580,000	126,825,000
September 2009	44,306	13.75	93.84	794,605	17,971,000	122,667,000
October 2009	44,823	14.21	96.99	839,428	17,334,000	118,319,000
November 2009	6,599	14.74	100.64	846,027	17,237,000	117,655,000
December 2009	—	—	—	846,027	17,237,000	117,655,000
January 2010	—	—	—	846,027	17,237,000	117,655,000
February 2010	—	—	—	846,027	17,237,000	117,655,000
March 2010	77,776	18.16	123.98	923,803	15,824,000	108,012,000
April 2010 (through April 14)	25,093	18.03	123.10	948,896	15,371,000	104,923,000

(1)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 31, 2009, which was US$1.00 to RMB6.8259. See “Introduction” and “Part I. — Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance and we do not believe that there are any significant differences between our corporate governance practices and those of U.S. domestic companies under the Nasdaq Listing Rules.
In March 2010, we received a letter from Nasdaq stating that due to the death of our independent director, Dr. Xiaoyue Chen, we no longer complied with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605. We are seeking to add a new independent director to our board of directors and the audit committee by the next annual shareholders’ meeting in accordance with applicable securities laws and the Nasdaq Listing Rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibits	Description

1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.1
Specimen of Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2
Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3
Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 9, 2004)

4.1	2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.2	2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)

4.3
Form of Employment, Confidential Information and Invention Assignment Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5
Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.6
Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.7
Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits	Description

4.8
Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.9
Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.10
Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Shanghai Run An Lian Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.11
Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.12
Equity Pledge Agreement dated as of September 11, 2007 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.13
Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.14
Share Transfer Agreement dated as of November 20, 2007 among the shareholders of Shanghai Run An Lian Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.15
Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.16
Cooperation Agreement dated as of May 3, 2004 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.17
Supplemental Agreement to the Cooperation Agreement effective as of April 1, 2007 between Shanghai Run An Lian Information Consultancy Co., Ltd. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on June 28, 2007)

4.18
Domain Name License Agreement dated as of May 3, 2008 between Shanghai Run An Lian Information Consultancy Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 4.17 from our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 29, 2009)

4.19
Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibits		Description

4.20	*	Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.

4.21	*	Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd.

4.22
Cooperation Agreement dated as of August 9, 2007, as amended as of March 27, 2008, between 51job, Inc. and Recruit Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.23	*	Amendment No. 2 to the Cooperation Agreement dated as of August 28, 2009 between 51job, Inc. and Recruit Co., Ltd.

8.1	*	List of subsidiaries of 51job, Inc.

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

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
Date: April 16, 2010

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of 51job, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 16, 2010

51JOB, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in thousands, except number of shares and
per share data)	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$ (Note 2(c))

Revenues:
Print advertising		430,621	359,234	279,467	40,942
Online recruitment services		282,688	312,121	332,987	48,783
Other human resource related revenues		130,957	189,062	204,666	29,984

Total revenues		844,266	860,417	817,120	119,709

Less: Business and related taxes		(44,982)	(44,939)	(43,173)	(6,325)

Net revenues		799,284	815,478	773,947	113,384

Cost of services(1)		(349,022)	(377,487)	(305,722)	(44,789)

Gross profit		450,262	437,991	468,225	68,595

Operating expenses(1):
Sales and marketing		(181,230)	(215,228)	(214,400)	(31,410)
General and administrative		(128,347)	(125,981)	(133,511)	(19,560)

Total operating expenses		(309,577)	(341,209)	(347,911)	(50,970)

Income from operations		140,685	96,782	120,314	17,625
Loss from foreign currency translation		(18,134)	(17,732)	(234)	(34)
Interest and investment income		24,635	26,400	15,083	2,210
Other income		1,793	2,327	9,554	1,400

Income before income tax expense		148,979	107,777	144,717	21,201
Income tax expense	8	(45,402)	(31,176)	(32,205)	(4,718)

Net income		103,577	76,601	112,512	16,483

Other comprehensive income:
Currency translation adjustments		419	374	13	2

Comprehensive income		103,996	76,975	112,525	16,485

Earnings per share:	12
— Basic		1.84	1.35	2.03	0.30
— Diluted		1.83	1.35	2.02	0.30
Earnings per ADS(2):
— Basic		3.68	2.71	4.05	0.59
— Diluted		3.66	2.70	4.03	0.59
Weighted average number of shares outstanding:
— Basic		56,279,193	56,581,719	55,559,252	55,559,252
— Diluted		56,631,598	56,709,513	55,768,866	55,768,866

(1) Share-based compensation:
Included in cost of services		(4,931)	(4,564)	(4,360)	(639)
Included in operating expenses
— Sales and marketing		(4,241)	(3,923)	(3,748)	(549)
— General and administrative		(20,479)	(18,947)	(18,912)	(2,771)

(2) Each ADS represents two common shares.
The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009

(in thousands, except number of shares and per share data)	Note	2008	2009	2009
		RMB	RMB	US$ (Note 2(c))

ASSETS

Current assets:
Cash		1,058,310	957,407	140,261
Short-term investments	2(f)	16,100	257,310	37,696
Accounts receivable (net of allowance for doubtful accounts of RMB2,783 and RMB2,620 as of December 31, 2008 and 2009, respectively)	3	19,524	17,946	2,629
Prepayments and other current assets	4	44,996	39,899	5,845
Deferred tax assets, current	8	2,322	4,982	730

Total current assets		1,141,252	1,277,544	187,161

Long-term investments	2(f), 11	15,927	15,912	2,331
Property and equipment, net	5	205,805	181,943	26,655
Intangible assets, net	6	4,669	5,301	777
Other long-term assets	16	6,311	31,531	4,619
Deferred tax assets, non-current	8	405	285	42

Total non-current assets		233,117	234,972	34,424

Total assets		1,374,369	1,512,516	221,585

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		10,511	9,896	1,450
Salary and employee related accrual		22,370	28,095	4,116
Taxes payable		13,337	15,696	2,300
Advance from customers		87,639	118,277	17,328
Other payables and accruals	7	12,939	15,402	2,256

Total current liabilities		146,796	187,366	27,450

Deferred tax liabilities, non-current	8	730	1,011	148

Total liabilities		147,526	188,377	27,598

Commitments and contingencies	13	—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 56,378,139 and 55,126,859 shares issued and outstanding as of December 31, 2008 and 2009, respectively)		47	46	7
Additional paid-in capital		917,352	902,124	132,162
Statutory reserves		6,947	7,368	1,079
Accumulated other comprehensive income		1,054	1,067	156
Retained earnings		301,443	413,534	60,583

Total shareholders’ equity		1,226,843	1,324,139	193,987

Total liabilities and shareholders’ equity		1,374,369	1,512,516	221,585

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Common shares				Other		Total
	Number		Additional	Statutory	comprehensive	Retained	shareholders’
(in thousands, except number of shares)	of shares	Par value	paid-in capital	reserves	income	earnings	equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	56,119,761	46	859,899	4,849	261	123,363	988,418

Exercise of share options	399,710	1	4,469	—	—	—	4,470
Share-based compensation	—	—	29,651	—	—	—	29,651
Appropriation of statutory reserves	—	—	—	1,142	—	(1,142)	—
Adjustment of other comprehensive income	—	—	—	—	419	—	419
Net income	—	—	—	—	—	103,577	103,577

Balance as of December 31, 2007	56,519,471	47	894,019	5,991	680	225,798	1,126,535

Exercise of share options	132,322	0	2,147	—	—	—	2,147
Share-based compensation	—	—	27,434	—	—	—	27,434
Repurchase and retirement of common shares	(273,654)	(0)	(6,248)	—	—	—	(6,248)
Appropriation of statutory reserves	—	—	—	956	—	(956)	—
Adjustment of other comprehensive income	—	—	—	—	374	—	374
Net income	—	—	—	—	—	76,601	76,601

Balance as of December 31, 2008	56,378,139	47	917,352	6,947	1,054	301,443	1,226,843

Exercise of share options	167,120	0	5,062	—	—	—	5,062
Share-based compensation	—	—	27,020	—	—	—	27,020
Repurchase and retirement of common shares	(1,418,400)	(1)	(47,310)	—	—	—	(47,311)
Appropriation of statutory reserves	—	—	—	421	—	(421)	—
Adjustment of other comprehensive income	—	—	—	—	13	—	13
Net income	—	—	—	—	—	112,512	112,512

Balance as of December 31, 2009	55,126,859	46	902,124	7,368	1,067	413,534	1,324,139

Balance as of December 31, 2009 (US$ Note 2(c))	55,126,859	7	132,162	1,079	156	60,583	193,987

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in thousands)	2007	2008	2009	2009
	RMB	RMB	RMB	US$ (Note 2(c))

Cash flows from operating activities:
Net income for the year	103,577	76,601	112,512	16,483
Adjustments for:
Share-based compensation	29,651	27,434	27,020	3,959
Depreciation	18,351	23,776	28,877	4,230
Amortization of intangible assets	2,654	2,243	2,314	339
Provision for doubtful accounts	2,036	—	1,075	157
Loss due to disposal of fixed assets	244	915	94	14
Loss from foreign currency translation	18,134	17,732	234	34
Deferred tax provision (benefit)	(855)	3,623	(2,259)	(331)
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(3,311)	10,182	503	74
(Increase) Decrease in prepayments and other current assets	(15,068)	(11,864)	5,097	747
Increase (Decrease) in accounts payable	1,650	(63)	(817)	(120)
Decrease in due to related parties	(464)	—	—	—
Increase (Decrease) in salary and employee related accrual	2,387	(6,694)	5,725	838
Increase (Decrease) in taxes payable	9,747	(20,161)	2,359	346
Increase in advance from customers	17,605	12,104	30,638	4,488
Increase (Decrease) in other payables and accruals	7,653	(15,275)	2,463	361
Increase in other long-term assets	(676)	(686)	(1,380)	(202)

Net cash provided by operating activities	193,315	119,867	214,455	31,417

Cash flows from investing activities:
Purchase of short-term investments	—	(16,100)	(241,210)	(35,337)
Purchase of property and equipment	(32,300)	(24,336)	(28,747)	(4,211)
Purchase of intangible assets	(160)	(43)	(2,947)	(432)
Purchase of long-term investments	(8,788)	(7,972)	—	—

Net cash used in investing activities	(41,248)	(48,451)	(272,904)	(39,980)

Cash flows from financing activities:
Repurchase and retirement of common shares	—	(6,248)	(47,311)	(6,931)
Proceeds from the exercise of options	4,470	2,147	5,062	742

Net cash provided by (used in) financing activities	4,470	(4,101)	(42,249)	(6,189)

Effect of foreign exchange rate changes on cash	(17,715)	(16,525)	(205)	(30)

Net increase (decrease) in cash	138,822	50,790	(100,903)	(14,782)
Cash, beginning of year	868,698	1,007,520	1,058,310	155,043

Cash, end of year	1,007,520	1,058,310	957,407	140,261

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	39,414	48,735	34,417	5,042

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(18)	(788)	(991)	(145)
The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net HR, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”) and Qian Cheng Wu You Network Information Technology (Beijing) Co. Ltd. (“WFOE”), and certain variable interest entity (“VIE”) subsidiaries, which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”), Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”) and Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). The Company, its subsidiaries and VIE subsidiaries are hereinafter collectively referred to as the “Group.”
The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC”) and is principally engaged in recruitment related advertising services, including the production of a city-specific publication of advertisement listings as newspaper inserts and Internet recruitment services. The Group also provides other human resource related services, such as business process outsourcing, training and executive search.
2. PRINCIPAL ACCOUNTING POLICIES
(a) Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management estimates include those related to the accounts receivable allowances, fair values of options to purchase the Company’s common shares and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.
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
The Group has adopted Accounting Standard Codification (“ASC”) 810 “Consolidation” (formerly referred to as FIN 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (revised 2003)) for all periods presented. It requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
As of December 31, 2008 and 2009 and for all years presented, the Group is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Group does not have any ownership interest in the VIE subsidiaries but has control of such entities through certain agreements and undertakings as described below. As a result of the Group’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
Run An holds Internet content provider and human resource service licenses and is also licensed to provide training services. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of the Company. As of December 31, 2009, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB1,293.
Qian Cheng holds an advertisement license necessary for recruitment advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2009, the registered capital of Qian Cheng was RMB1,500 and its accumulated loss was RMB1,249.
RAL holds a permit issued by the Shanghai human resources bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other human resource related services and operates as an Internet content provider. RAL is wholly owned by Run An. As of December 31, 2009, the registered capital of RAL was RMB1,000 and its accumulated loss was RMB357.
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
(c) Foreign Currencies
The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations and comprehensive income. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity in the consolidated financial statements.
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.8259 on December 31, 2009, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009, or at any other rate.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(d) Cash
Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2008 and 2009 are amounts denominated in United States dollars totaling US$32,639 and US$26,384, respectively (equivalent to approximately RMB223,076 and RMB180,155, as of the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2008 and 2009, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China. However, there are no restrictions in the use of the cash in the PRC as the cash are not restricted funds and are not classified as restricted cash.
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
Long-term investments consisted of non-interest bearing loans to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services company in China. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company (Note 11). The repayment dates of these loans are August 30, 2017 and August 30, 2018. As a condition for issuance of the loan, the Company has the right to acquire common stock for up to 40% of Area Link’s share capital in lieu of repayment at the Company’s request. The investment is carried at original cost less impairment, if any. The investment is subject to a periodic impairment review whenever circumstances indicate the carrying value of the long-term investment may not be recoverable.
(g) Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

Estimated useful lives
Land use rights	48 to 50 years
Building	20 years
Leasehold improvements	Lesser of the lease period or the estimated useful life
Electronic equipment*	3 to 5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Other assets	5 years

*	Beginning July 1, 2009, the Company reduced the useful life of certain office electronic equipment, such as computers, printers and facsimile machines, from five years to three years with no residual value due to an increase in replacement frequency. The change was applied prospectively and resulted in an increase of RMB4,045 in depreciation expense for the year ended December 31, 2009.
(h) Intangible Assets
Intangible assets include purchased computer software and licenses and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(i) Impairment of Long-Lived Assets
The Group has adopted ASC 360 “Property, Plant and Equipment” (formerly referred to as SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in 2007, 2008 and 2009.
(j) Revenue Recognition
Print Advertising Revenues
The Group provides recruitment advertising services through a weekly newspaper which is distributed in various cities of the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 “Revenue Recognition” (“ASC 605”) are met. Cash received in advance of services are recognized as advances from customers.
Online Recruitment Services Revenues
The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 are met. Cash received in advance of services are recognized as advances from customers.
Other Human Resource Related Revenues
The Group also provides other value-added human resource products, such as business process outsourcing, training, executive search and other services. Revenue is recognized when (i) persuasive evidence of an agreement exists, (ii) services are rendered, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.
Business and Related Taxes
The Company’s subsidiaries and its VIE subsidiaries are subject to business taxes and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business taxes is 5% after certain deductions. In the consolidated statements of operations and comprehensive income, business taxes and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.
(k) Cost of Services
Cost of services consist primarily of printing and publishing expenses, payroll compensation and related employee costs, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(l) Sales and Marketing Expenses
Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB34,115, RMB45,002 and RMB32,022 for the years ended December 31, 2007, 2008 and 2009, respectively.
(m) Share-Based Compensation
The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation” (formerly referred to as SFAS No. 123R, “Share-Based Payment” (revised 2004)). It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.
For the years ended December 31, 2007, 2008 and 2009, the fair value of options granted was estimated with the following assumptions:

	2007	2008	2009
Risk-free interest rate	4.23%-4.81%	2.57%-2.80%	1.70%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	55-75%	50%-55%	60%
Weighted average of fair value per option at grant date	RMB36.86	RMB24.40	RMB12.70
(n) Operating Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.
(o) Taxation
The Company adopted ASC 740-10-25 (formerly referred to as FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”) effective January 1, 2007. ASC 740-10-25 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2008 and 2009, the Company did not have any interest and penalties associated with uncertain tax positions.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
(p) Statutory Reserves
With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserve fund, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve fund is not distributable to shareholders except in the event of liquidation. During the years ended December 31, 2007, 2008 and 2009, the Group made total appropriations to their statutory common reserve fund of RMB761, RMB796 and RMB364, respectively.
In addition, with the exception of Tech JV, Wang Ju, WFOE and Wang Jin Information Technology (Shanghai) Co., Ltd., all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations of RMB381, RMB160 and RMB57 for the years ended December 31, 2007, 2008 and 2009, respectively.
Tech JV and Wang Ju are required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the boards of directors of Tech JV and Wang Ju. During the years ended December 31, 2007, 2008 and 2009, Tech JV did not make any appropriations to these statutory reserves. During the years ended December 31, 2008 and 2009, Wang Ju did not make any appropriations to these statutory reserves.
Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings or accumulated deficit to the statutory reserves.
There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.
(q) Dividend
Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB510,306, or 38.5% of total consolidated net assets, as of December 31, 2009. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent. Condensed parent company data is contained in Financial Statement Schedule I.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
(r) Earnings Per Share
In accordance with ASC 260 “Earnings Per Share” (formerly referred to as SFAS No. 128, “Computation of Earnings Per Share”), basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of outstanding share options (using the treasury stock method).
(s) Fair Value Measurement
Effective January 1, 2008, the Company adopted ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements.
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace
Level 3 — Unobservable inputs which are supported by little or no market activity
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (i) market approach; (ii) income approach and (iii) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
(t) Segment Reporting
The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.
(u) Recent Accounting Pronouncements
In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165, “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on the Company’s financial statements.
In June 2009, the FASB issued ASC 105 (formerly referred to as SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. ASC 105 is effective for the reporting period ending on September 30, 2009 and thereafter. As the Codification is not intended to change or alter existing U.S. GAAP, the adoption of ASC 105 did not have a material impact on the Company’s financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of ASC 860 did not have a material impact on the Company’s financial statements.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the adoption of the amendments to ASC 810 will have a material impact on its financial statements.
In October 2009, the FASB issued amendments to ASC 605-25 “Revenue Recognition — Multiple Arrangements” and provides new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements.
In December 2009, the FASB codified “Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs,” guidance which was issued by the FASB in June 2009. The amendments in this Accounting Standards Update (“ASU”) replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company does not expect the adoption of this standard will have a material impact on its financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements.” This ASU amends ASC 820 to require a number of additional disclosures regarding (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of this ASU will have a material impact on its financial statements.
(v) Reclassifications
Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2009 financial statement presentation.
3. ACCOUNTS RECEIVABLE

	2008	2009
	RMB	RMB
Accounts receivable	22,307	20,566
Less: Allowance for doubtful accounts	(2,783)	(2,620)

	19,524	17,946

The movement of allowance for doubtful accounts is analyzed as follows:

	2007	2008	2009
	RMB	RMB	RMB
Balance at beginning of period	2,612	3,879	2,783
Additions	2,036	—	1,075
Collections	—	(143)	—
Write-offs	(769)	(953)	(1,238)

Balance at end of period	3,879	2,783	2,620

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2008	2009
	RMB	RMB
Rental and other deposits	3,046	1,972
Prepayments for rental and others	5,329	5,639
Employee advances	1,187	1,725
Payments made on behalf of customers	16,653	11,869
Prepaid insurance premium	1,766	2,245
Interest income receivable	4,791	4,191
Prepaid business tax	11,094	11,340
Others	1,130	918

Total	44,996	39,899

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
5. PROPERTY AND EQUIPMENT

	2008	2009
	RMB	RMB
Land and building	170,274	170,274
Leasehold improvements	10,693	12,052
Electronic equipment	68,132	69,159
Furniture and fixtures	12,119	10,325
Motor vehicles	5,195	4,991
Other assets	3,759	3,759
Less: accumulated depreciation	(64,367)	(88,617)

Net book value	205,805	181,943

Depreciation expense was RMB18,351, RMB23,776 and RMB28,877 for the years ended December 31, 2007, 2008 and 2009, respectively. Loss due to the disposal of fixed assets was RMB244, RMB915 and RMB94 for the years ended December 31, 2007, 2008 and 2009, respectively.
6. INTANGIBLE ASSETS

	2008	2009
	RMB	RMB
Computer equipment software	16,871	18,097
Acquired training licenses	6,571	6,571
Internally developed software	1,569	1,569
Less: accumulated amortization	(20,342)	(20,936)

Net book value	4,669	5,301

Amortization expense was RMB2,654, RMB2,243 and RMB2,314 for the years ended December 31, 2007, 2008 and 2009, respectively.
The Company will record estimated amortization expenses of RMB1,801, RMB1,121, RMB963, RMB942 and RMB415 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.
7. OTHER PAYABLES AND ACCRUALS

	2008	2009
	RMB	RMB
Professional service fees	4,112	3,748
Office expenses	3,058	3,512
Deposit from customers	—	4,418
Revenue from newspaper sales collected on behalf of newspaper contractors	2,832	625
Payables to employees related to proceeds from share options exercised	82	2,257
Others	2,855	842

Total	12,939	15,402

8. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Company and its subsidiaries that are incorporated in Cayman Islands are not subject to tax on income or capital gain. In addition, upon payments of dividends by those companies to their shareholders, no Cayman Islands withholding tax will be imposed.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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
China
Prior to January 1, 2008, the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC were subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China Concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, the “previous Income Tax Laws”), respectively. Under the previous Income Tax Laws, these companies were subject to EIT at a statutory rate of 33% except for the following entities: Tech JV, which was subject to EIT at a rate of 15% in Shanghai and Shenzhen and 30% in other localities; AdCo Shenzhen Branch, which was subject to EIT at a rate of 15%; and Wang Cai AdCo’s branches in Shanghai and Shenzhen, which were subject to EIT at a rate of 15%. In addition, some of AdCo’s branches and subsidiaries were granted by the local tax authorities a right to elect a two-year EIT exemption on their taxable income, commencing from their establishment. Tax benefit recognized as a result of the tax exemption was a total of RMB9,732, or RMB0.17 per basic and diluted share, for the year ended December 31, 2007. The Company did not receive tax exemptions in 2008 and 2009.
In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) effective January 1, 2008. The EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign-invested enterprises. However, the EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous Income Tax Laws, to gradually increase their rates to 25%. Under this grandfather provision, Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju and Tech JV and Wang Cai’s branches incorporated in Shanghai’s Pudong area, and Tech JV and Wang Cai AdCo’s branches in Shenzhen were subject to an EIT rate of 18% in 2008 and 20% in 2009, which is to be gradually increased to 22% in 2010, 24% in 2011 and 25% in 2012.
In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15%. Therefore, Tech JV’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities, effective retroactively as of January 1, 2009. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years.
The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign investment enterprise (“FIE”) to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2009, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
Composition of Income Tax Expense
The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
	RMB	RMB	RMB
Current income tax expense	46,257	27,553	34,464
Deferred tax expense (benefit)	(855)	3,623	(2,259)

Income tax expense	45,402	31,176	32,205

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate
Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
EIT statutory rate	33%	25%	25%
Effect of tax holiday for certain subsidiaries	(7%)	—	—
Difference in EIT rates of certain subsidiaries	(8%)	(6%)	(8%)
Non-deductibility of expenses incurred outside the PRC	9%	10%	5%
Other permanent differences	2%	2%	1%
Provision of valuation allowance	1%	—	—
Reversal of valuation allowance	—	(2%)	(1%)

Effective EIT rate of the Group	30%	29%	22%

Significant components of deferred tax assets and liabilities as of December 31, 2008 and 2009 are as follows:

	2008	2009
	RMB	RMB
Deductible temporary differences related to other payables and accruals	1,636	4,522
Deductible temporary differences related to advertising expenses	50	—
Deductible temporary differences related to provision for doubtful debt	740	575

Total current deferred tax assets	2,426	5,097
Less: Valuation allowance	(104)	(115)

Net current deferred tax assets	2,322	4,982

Tax loss carryforwards	2,306	2,310
Deductible temporary differences related to amortization of intangible assets	95	—

Total non-current deferred tax assets	2,401	2,310
Less: Valuation allowance	(1,996)	(2,025)

Net non-current deferred tax assets	405	285

Total deferred tax assets	2,727	5,267

Taxable temporary differences related to depreciation period	(730)	(1,011)

Total non-current deferred tax liabilities	(730)	(1,011)

Total deferred tax liabilities	(730)	(1,011)

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
As of December 31, 2008 and 2009, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2008 and 2009 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB3,627 as of December 31, 2009 will expire beginning 2012.
The following represents a roll-forward of the valuation allowance for each of the years:

	2007	2008	2009
	RMB	RMB	RMB
Balance at beginning of period	7,829	6,505	2,100
Additions	2,332	347	492
Reversals	(300)	(4,752)	(452)
Reversals due to change in EIT rates	(1,123)	—	—
Write-offs due to closure of AdCo branches	(2,233)	—	—

Balance at end of period	6,505	2,100	2,140

9. SHARE-BASED COMPENSATION
In September 2000, the Company adopted a share option plan (“2000 Option Plan”) which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the 2000 Option Plan was increased to 5,530,578 in February 2004 and to 7,530,578 in July 2006. On April 30, 2009, the Company adopted a new share option plan (“2009 Option Plan”). The 2009 Option Plan provides for the issuance of up to 5,000,000 common shares. Under the option plans, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. The share options are granted at the fair market value of the common shares at the date of grant and can be exercised within six years from the date of grant.
The following table summarizes the Company’s share option activities for the year ended December 31, 2009:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic value
	of shares	price		life (years)	(thousands)
Outstanding at January 1, 2009	3,603,964	US$	8.40
Granted	1,160,064	US$	3.96
Exercised	(167,120)	US$	4.39
Forfeited	(132,236)	US$	4.33

Outstanding at December 31, 2009	4,464,672	US$	7.45	3.73	US$	6,646

Vested and expected to vest at December 31, 2009	4,207,265	US$	7.51	3.68	US$	6,000

Exercisable at December 31, 2009	2,234,263	US$	8.61	2.82	US$	715

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2009 and the exercise price for in-the-money options.
The total intrinsic value of options exercised for the three years ended December 31, 2007, 2008 and 2009 was RMB20,508, RMB1,890 and RMB4,717 (US$691), respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
As of December 31, 2009, there was RMB39,454 (US$5,780) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.32 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2009, total cash received from the exercise of stock options amounted to RMB5,062 (US$742).
A summary of non-vested stock option activity for the year ended December 31, 2009 is presented below:

		Weighted
		average
	Number	grant-date
	of shares	fair value
Non-vested at January 1, 2009	2,168,709	US$	4.20

Granted	1,160,064	US$	3.96
Vested	(966,128)	US$	4.36
Forfeited	(132,236)	US$	2.17

Non-vested at December 31, 2009	2,230,409	US$	2.98

Expected to vest at December 31, 2009	1,973,002	US$	2.97

There were no capitalized share-based compensation costs for the years ended December 31, 2007, 2008 and 2009. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2007, 2008 and 2009, totaled RMB29,651, RMB27,434 and RMB27,020 (US$3,958), respectively. The total fair value of share options vested during the year ended December 31, 2007, 2008 and 2009 was RMB27,333, RMB23,851 and RMB29,297 (US$4,292), respectively.
10. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB39,577, RMB52,632 and RMB58,932 for the years ended December 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.
11. RELATED PARTY TRANSACTION
In August 2007, the Company entered into a cooperation agreement with Recruit, which is a shareholder of the Company, to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, the Company may provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link’s share capital. The Company provided financing in the amount of RMB8,788 in 2007, RMB7,972 in 2008 and nil in 2009 to Area Link under the cooperation agreement.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
12. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2007, 2008 and 2009 as follows:

(in thousands, except number of shares and per share data)	2007	2008	2009
	RMB	RMB	RMB
Numerator:
Net income	103,577	76,601	112,512

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	56,279,193	56,581,719	55,559,252
Effect of dilutive share options	352,405	127,794	209,614

Denominator for diluted earnings per share	56,631,598	56,709,513	55,768,866

Basic earnings per share	1.84	1.35	2.03

Diluted earnings per share	1.83	1.35	2.02

The Company excluded outstanding stock options of 2,214,810 in 2007, 3,164,709 in 2008 and 3,688,627 in 2009, from the calculation of diluted earnings per common share because the exercise prices of these stock options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.
13. COMMITMENTS AND CONTINGENCIES
Publication Fee and Operating Lease Commitments
The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ended December 31 of the coming years are as follows:

	Publication	Operating lease —	Operating lease —
	fees	Office premises	Others	Total
	RMB	RMB	RMB	RMB
2010	30,018	21,181	25,243	76,442
2011	24,589	6,659	7,376	38,624
2012	2,157	3,195	7,195	12,547
2013	1,644	526	10	2,180
2014	120	—	—	120

	58,528	31,561	39,824	129,913

Rental expenses for the years ended December 31, 2007, 2008 and 2009 were RMB23,855, RMB28,872 and RMB34,501, respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
Contractual Purchase Obligations
The Group’s contractual purchase obligations consist of agreements to purchase advertising services from outdoor and Internet media companies and to purchase office furnishings as well as an installment payment to complete the purchase of the office building for the Wuhan call center. Future minimum payments with respect to these agreements for the twelve months ended December 31 of coming years are as follows:

	Advertising	Office	Office
	services	furnishings	building	Total
	RMB	RMB	RMB	RMB
2010	30,633	2,534	1,128	34,295
2011	395	—	—	395

	31,028	2,534	1,128	34,690

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
14. FINANCIAL INSTRUMENTS
Financial instruments of the Group are primarily comprised of short-term investments, accounts receivable and payables. In accordance with ASC 820, short-term investments, which consist of time deposits, are classified within Level 1 and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Accounts receivable and payables are classified within Level 1 and their carrying values approximated their estimated fair values due to the short-term maturities of these instruments.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$, except number of shares and per share data)
15. CERTAIN RISKS AND CONCENTRATION
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, short-term and long-term investments, and accounts receivable. As of December 31, 2008 and 2009, substantially all of the Group’s cash and short-term investments were held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.
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
No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2007, 2008 and 2009. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2008 and 2009.
16. SUBSEQUENT EVENTS
Other than the transactions occurring in 2009 already described above, the following events have taken place in 2010.
In 2009, the Company made installment payments toward the purchase of nine floors of an office building in Wuhan, China to house its new national sales and customer service call center. As of December 31, 2009, an amount of RMB21,439 related to these installment payments was included in other long-term assets. During the quarter ended March 31, 2010, a remaining balance of RMB1,128 was paid to complete the purchase, and following the transfer of the property deed to the Company, the carrying value of the building and related assets will be included in property and equipment in the Company’s consolidated balance sheet as of March 31, 2010.
On April 5, 2010, the Company’s board of directors approved the grant of share options to executive officers and employees. A total of 1,180,464 common shares underlying options were granted at a price of US$8.97 per common share, which was equivalent to the previous trading day’s closing price of the Company’s ADSs listed on the Nasdaq Global Select Market. The vesting period is four years with 25% of the options vesting twelve months after the grant date, and 1/48 of the options vesting each month thereafter. The expiration date of the options is April 4, 2016, six years from the grant date.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in thousands)	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$ (Note 5)
Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(33,222)	(30,247)	(28,760)	(4,213)

Loss from operations		(33,222)	(30,247)	(28,760)	(4,213)
Equity in profit of subsidiary companies, net	1	142,143	118,380	141,198	20,686
Loss from foreign currency translation		(17,835)	(17,317)	(215)	(31)
Interest income		12,541	5,851	376	55
Other expense		(50)	(66)	(87)	(14)

Income before income tax expense		103,577	76,601	112,512	16,483
Income tax expense		—	—	—	—

Net income for the year		103,577	76,601	112,512	16,483

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2009

(in thousands, except number of shares and per share data)	Note	2008	2009	2009
		RMB	RMB	US$ (Note 5)
ASSETS

Current assets:
Cash		218,037	177,266	25,970
Receivables due from related parties	2	3,428	3,467	508
Prepayments and other current assets		781	70	10

Total current assets		222,246	180,803	26,488

Long term receivables due from related parties	2	318,403	318,403	46,646
Long-term investments	3	15,927	15,912	2,331
Investment in subsidiaries	1	673,580	814,777	119,365

Total non-current assets		1,007,910	1,149,092	168,342

Total assets		1,230,156	1,329,895	194,830

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties	2	2,731	2,911	426
Other payables and accruals		582	2,845	417

Total current liabilities		3,313	5,756	843

Total liabilities		3,313	5,756	843

Shareholders’ equity:

Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,378,139 and 55,126,859 shares issued and outstanding as of December 31, 2008 and 2009, respectively)		47	46	7
Additional paid-in capital		917,352	902,124	132,162
Accumulated other comprehensive income		1,054	1,067	156
Retained earnings, including statutory reserves		308,390	420,902	61,662

Total shareholders’ equity		1,226,843	1,324,139	193,987

Total liabilities and shareholders’ equity		1,230,156	1,329,895	194,830

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(in thousands)	2007	2008	2009	2009
	RMB	RMB	RMB	US$ (Note 5)

Net cash provided by operating activities	10,307	548	1,693	247

Net cash provided used in investing activities	(8,788)	(7,972)	—	—

Net cash provided by (used in) financing activities	4,470	(4,101)	(42,249)	(6,189)

Effect of foreign exchange rate changes on cash	(17,715)	(16,484)	(215)	(31)

Net decrease in cash	(11,726)	(28,009)	(40,771)	(5,973)
Cash, beginning of year	257,772	246,046	218,037	31,943

Cash, end of year	246,046	218,037	177,266	25,970

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
1. BASIS OF PRESENTATION
The condensed financial statements of 51job, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.
The Company is generally a holding company of certain subsidiaries and variable interest entities (collectively “Subsidiaries”). The Company records it investment in its Subsidiaries under the equity method of accounting as prescribed in Accounting Standards Codification (“ASC”) 320-20 (formerly referred to as Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”) Such investment is presented on the balance sheet as “Investment in subsidiaries” and 100% of the Subsidiaries’ profit or loss as “Equity in profit of subsidiary companies, net” on the statement of operations.
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
2. RELATED PARTY BALANCES
Balances with related parties for the periods indicated are as follows:

	2008	2009
	RMB	RMB
Receivables due from related parties:
51net HR	748	746
51net Beijing	52	52
51net.com Inc.	2,628	2,669

	3,428	3,467

Long term receivables due from related parties:
51net.com Inc.	318,403	318,403

	321,831	321,870

Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	381	529
Shanghai Qianjin Advertising Co., Ltd.	2,350	2,382

	2,731	2,911

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

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
4. FOREIGN CURRENCIES
The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.8259 on December 31, 2009, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009, or at any other rate.