Form 20-F
period 2010-12-31
51JOB, INC.
filed 2011-04-11
CIK 1295484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Rick Yan, Chief Executive Officer
Telephone: +(86-21) 6160-1888
Facsimile: +(86-21) 6879-6233
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two	The NASDAQ Stock Market LLC
common shares, par value US$0.0001 per share	(The NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,473,949 common shares, par value US$0.0001 per share.
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
This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.6000 to US$1.00 on December 30, 2010. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”
This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010, and audited consolidated balance sheet data as of December 31, 2009 and 2010.

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
A. Selected Financial Data
The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Revenues:
Online recruitment services	219,794	282,688	312,121	332,987	543,045	82,280
Print advertising	389,535	430,621	359,234	279,467	277,645	42,067
Other human resource related revenues	88,524	130,957	189,062	204,666	269,305	40,804

Total revenues	697,853	844,266	860,417	817,120	1,089,995	165,151

Net revenues	659,843	799,284	815,478	773,947	1,032,219	156,397

Cost of services(1)	(294,068)	(349,022)	(377,487)	(305,722)	(345,865)	(52,404)

Gross profit	365,775	450,262	437,991	468,225	686,354	103,993

Operating expenses(1):
Sales and marketing	(136,770)	(181,230)	(215,228)	(214,400)	(277,543)	(42,052)
General and administrative	(114,322)	(128,347)	(125,981)	(133,511)	(136,647)	(20,704)

Total operating expenses	(251,092)	(309,577)	(341,209)	(347,911)	(414,190)	(62,756)

Income from operations	114,683	140,685	96,782	120,314	272,164	41,237
Income before income tax expense	127,901	148,979	107,777	144,717	291,742	44,203

Income tax expense	(28,560)	(45,402)	(31,176)	(32,205)	(57,081)	(8,648)

Net income	99,341	103,577	76,601	112,512	234,661	35,555

Earnings per share:
Basic	1.79	1.84	1.35	2.03	4.23	0.64
Diluted	1.76	1.83	1.35	2.02	4.13	0.63
Earnings per ADS(2):
Basic	3.58	3.68	2.71	4.05	8.46	1.28
Diluted	3.52	3.66	2.70	4.03	8.26	1.25

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	868,698	1,007,520	1,058,310	957,407	1,192,888	180,741
Short-term investments	—	—	16,100	257,310	406,943	61,658
Total current assets	919,576	1,075,288	1,141,252	1,277,544	1,760,110	266,683
Total non-current assets	208,039	227,878	233,117	234,972	227,900	34,530

Total assets	1,127,615	1,303,166	1,374,369	1,512,516	1,988,010	301,213

Liabilities:
Total current liabilities	139,075	176,115	146,796	187,366	331,571	50,237
Total non-current liabilities	122	516	730	1,011	1,583	240

Total liabilities	139,197	176,631	147,526	188,377	333,154	50,477
Total shareholders’ equity	988,418	1,126,535	1,226,843	1,324,139	1,654,856	250,736

Total liabilities and shareholders’ equity	1,127,615	1,303,166	1,374,369	1,512,516	1,988,010	301,213

(1)	Share-based compensation was included in the consolidated statement of operations data as follows:

	For the year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(4,621)	(4,931)	(4,564)	(4,360)	(4,082)	(618)
Operating expenses:
Sales and marketing	(3,972)	(4,241)	(3,923)	(3,748)	(3,509)	(532)
General and administrative	(19,926)	(20,479)	(18,947)	(18,912)	(16,371)	(2,480)

(2)	Each ADS represents two common shares.
Exchange Rate Information
We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.6000 to US$1.00 on December 30, 2010. The noon buying rate on April 1, 2011 was RMB6.5477 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 1)	6.5477	6.5477	6.5477	6.5477

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.
We face significant competition in our online recruitment services, our print advertising and our other human resource related services businesses. Our online recruitment services, conducted through www.51job.com, face intense competition from other dedicated job search websites such as ChinaHR.com, Cjol.com and Zhaopin.com, as well as from local job search websites. In addition, other competitors engaged in print advertising or organizing job fairs have developed or acquired online capabilities.
Our city-specific recruitment advertising publication, 51job Weekly, faces competition within all of our markets. Competitors of 51job Weekly are primarily comprised of local newspaper publishers and specialized recruitment advertising publications.
Our other human resource related services face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for online recruitment and print advertising. In addition, some of the competitors we encounter in our business process outsourcing business are affiliated with local government agencies and have licenses to provide a wider range of services than we do.
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
In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, professional and social networking websites, and other human resource services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of customers and establish significant market share within a relatively short period of time. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of the print media industry may result in increased competition and a material decrease in advertising rates, including the prices we charge for our print advertising services. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.
A slowdown or adverse development in the PRC economy may have a material and adverse impact on our customers, demand for our services and our business.
In 2008, significant disruptions in the global financial markets led to a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth. As a result, many of the world’s major economies fell into recession and the Chinese economy experienced a slower rate of economic growth.
Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. In an environment of slower economic growth, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on print advertising, online recruitment services and other human resource related services. As a result, in the second half of 2008 and the first half of 2009, we experienced a significant reduction in customer demand for our recruitment advertising services, which led to a decrease in sales for our print advertising business and a lower growth rate for our online recruitment services business. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.
If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.
We believe that the use of advertising services by employers for recruitment is relatively low in China, particularly for small and medium sized enterprises. Other recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. As a result, we face challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our recruitment advertising businesses.
If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.
We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. As part of our online recruitment services, we offer general online advertising on our website, which is an important element in our ability to sell online recruitment advertisements to employers and which generates a material portion of our revenues. China has only recently begun to develop the Internet as a commercial medium and has a low Internet penetration rate relative to most developed countries. Our future results of operations from online recruitment services will depend substantially upon an increase in Internet penetration and an increase in acceptance and use of the Internet for the distribution of services and for the facilitation of commerce in China. In addition, as Internet penetration rates vary widely across the different cities and regions of China, the level of acceptance of online recruitment services may be low in certain geographies for an extended period of time, which may negatively impact our operations in those markets. Moreover, unless they are resolved, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment may adversely affect our online recruitment services business.

If we are unable to maintain economies of scale with respect to our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.
We incur fixed costs relating to website connectivity, maintenance, design and operation in our online business. We also incur fixed costs such as printing, distribution, direct marketing, advertising, management, staff, office, infrastructure and utilities in each of our geographic markets in connection with operating our print advertising business and a network of our local sales offices. Our ability to achieve desired operating margins in our recruitment advertising businesses depends largely on our success in generating a sufficient amount of revenues from recruitment advertisements to offset the associated fixed costs. In addition, to drive employer and job seeker acceptance of www.51job.com and 51job Weekly as attractive media for posting and finding jobs, we need to maintain a critical mass of recruitment advertisements. If we are unable to maintain sufficient economies of scale in any or all of our geographic markets in connection with our recruitment advertising businesses, our results of operations from these businesses may be materially and adversely affected.
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
Our print advertising business provides a material portion of our revenues and any adverse development in this business, including any failure by us to manage the progressing shift in user habits and advertising expenditures from print to online media, could materially and adversely affect our overall results of operations.
We generate a material portion of our revenues from our print advertising business, which accounted for 41.8% of our revenues in 2008, 34.2% of our revenues in 2009 and 25.5% of our revenues in 2010. Since 2008, we have experienced a decrease in our print advertising revenues, impacted by a decline in market demand resulting from the global economic and financial market crisis and the slower economic growth in China in 2008 and 2009, as well as the ongoing, progressive shift in user habits and advertising expenditures from print to online media. In 2010, we discontinued print advertising operations in six cities, and we are allocating greater resources to focus on our online recruitment and business process outsourcing businesses. If we are not able to generate sufficient revenues from our online recruitment services or other businesses to offset any loss of revenues from our print advertising business, our overall results of operations could be materially and adversely affected.

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
The term of our agreements with local newspaper contractors is generally two years, and six of these agreements will expire by December 31, 2011. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:
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
In addition, we may experience lower levels of readership and circulation if we lose the marketing support of a local newspaper contractor or change the newspaper contractor in one of our markets. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of 51job Weekly and materially and adversely affect our print advertising business.
Due to seasonal variations in demand for human resource services, we experience material fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.
We experience material fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in the periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, we historically experience an increase in recruitment activity. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We also have observed a seasonal slowdown in recruitment activity at calendar year end, which resulted in lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter from 2005 to 2008. Due to these factors, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
Our print advertising business is subject to weekly fluctuations which hamper our ability to predict when revenue will ultimately be recognized, if at all.
Due to the transactional nature of print advertising, we are unable to predict future revenues with any high degree of certainty. Orders for print advertisements are generally placed week-to-week and advertisers may cancel or postpone their print advertisements within days of publication. We do not recognize revenue until an advertisement is printed in 51job Weekly. Delays or cancellations by advertisers hamper our ability to predict when revenue will ultimately be recognized, if at all. Such uncertainty makes it difficult for us to accurately forecast revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.
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
Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. We rely heavily on his management skills and his expertise in consumer products, marketing and technology. We do not maintain key man life insurance on any of our senior management or key personnel, other than Mr. Yan and Kathleen Chien, our chief operating officer and acting chief financial officer. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.
In addition, if Mr. Yan, any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Each of our senior executives has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

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
The management of our business process outsourcing services involves the collection of payments from our customers and the disbursement of funds on their behalf by our employees and agents. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. For example, we identified some irregularities, non-compliance to contract terms and misappropriation of funds by a third party in Beijing in 2007. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.
Because we operate in a new and evolving market, our operating history may not serve as an adequate basis to judge our future prospects and results of operations.
Although we have been profitable since 2002, we cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. As we operate in a new and rapidly evolving market, we expect that our operating expenses will increase as we expand in size and increase the scope of services we provide. Any significant delay or failure to realize anticipated revenue growth could result in significant operating losses. We may encounter risks and difficulties including our potential failure to:
•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;
•	anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic and political changes in China;
•	manage our expanding operations and service offerings, including the integration of any future acquisitions;
•	maintain adequate control of our expenses;
•	adequately and efficiently operate, maintain, upgrade and develop our website and the other systems and equipment we utilize in providing our services;
•	attract, retain and motivate qualified personnel; and
•	anticipate and adapt to changing conditions in the online, print and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.
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

Any such acquisition may require a significant commitment of management time, capital investment and other resources. If we are unable to effectively integrate an acquired business or are required to incur restructuring and other charges to complete an acquisition, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of your ADSs. We have not engaged in any material acquisitions in our history.
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
New and future government regulations may significantly increase the number of labor disputes, which may result in higher operating costs for our business process outsourcing business.
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
Following the implementation of the PRC Labor Contract Law, we have observed an increase in the number of labor disputes between employers and workers relating to its interpretation and application. Through our business processing outsourcing business, we provide professional services to manage human resource administrative functions for employers on an outsourced basis. The resolution of such labor disputes may require significant costs and resources, including the time our personnel spend dealing with increased human resource administration and legal issues for which we may not be compensated. If we incur higher operating costs for our business process outsourcing business, our results of operations could be materially and adversely affected.
If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.
In August 2007, we entered into an agreement with Recruit Co., Ltd., or Recruit, a privately held human resource and information services company in Japan, to form a new company under Area Link Co., Ltd., or Area Link, which is a holding company affiliated with Recruit, to provide coupon advertising services in China. Under the terms of the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.4 million (US$2.3 million) as of December 31, 2010, which would allow us to acquire 26% of Area Link’s share capital in lieu of repayment. Because we lack experience and expertise in operating coupon advertising services, we rely on Recruit to manage this business and we cannot assure you that it will be successful. In addition, if under periodic review, we determine that the carrying value of the Area Link investment is not recoverable, we face an impairment loss which may materially impact our consolidated financial statements. We also cannot assure you that we will be able to deliver any other new products or services outside of the human resource services industry on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin or operate a business outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.

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
We are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our clients, and claims by either employers or their workers alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee’s insurance or benefits, individual income taxes or other matters. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties.
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
As of March 31, 2011, the following shareholders beneficially owned approximately 36.4 million common shares:
•	Recruit, which beneficially owned approximately 23.3 million common shares, or 41.2% of our outstanding common shares, and which is affiliated with Hiroyuki Honda, one of our directors; and
•	Rick Yan, our chief executive officer and a director, who beneficially owned approximately 13.1 million, or 22.9% of our outstanding common shares.
These shareholders, together with our other executive officers and directors, beneficially owned approximately 39.0 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their director or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.
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
There are significant uncertainties under the tax law in China and our results of operations could be materially and adversely affected if we are unable to maintain certain tax statuses. In addition, dividends we receive from our subsidiaries located in the PRC are subject to PRC withholding tax.
The Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. As a result, some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen were subject to an EIT rate of 18% in 2008, 20% in 2009 and 22% in 2010, which is to be increased to 24% in 2011 and 25% in 2012. In December 2009, our subsidiary, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15% through 2011. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in the future. In addition, there are uncertainties on how the EIT Law and its implementation rules will be enforced, and whether its future implementation may be consistent with its current interpretation. If the EIT rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially and adversely affected.

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
In addition, according to relevant tax rules in China, foreign-invested enterprises, such as Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, and Tech JV, were not subject to city maintenance and construction tax and education expenses surtax in the past; however, the State Council of PRC issued the Notice Regarding Unifying Rules of City Maintenance and Construction Tax and Education Expenses Surtax Applicable to Foreign-invested Enterprises and Domestic Enterprises and Individuals on October 18, 2010, or the State Council Notice No. 35. Under the State Council Notice No. 35, starting from December 1, 2010, the Interim Measures on City Maintenance and Construction Tax promulgated by the State Council in 1985 and the Interim Rules on Levying Education Expenses Surtax promulgated by the State Council in 1986, and relevant rules and measures promulgated thereafter shall also apply to foreign-invested enterprises, foreign enterprises and foreign individuals. Both city maintenance and construction tax and education expenses surtax are levied based on the value-added tax, consumer tax and business tax actually paid by the taxpayer. Depending on the location of the taxpayer, the tax rate of city maintenance and construction tax applicable could be 7%, 5% or 1%, and the tax rate of the education expense surtax applicable is currently 3%.
We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material adverse effect on our results of operations.
Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. However, it remains unclear how the PRC tax authorities will interpret such a broad definition. We are a Cayman Islands holding company and substantially all of our operational management is based in China. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law, other than for those enterprises established outside of China whose main holding investors are enterprises established in China, which is available. In addition, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise,” we may be subject to the uniform 25% EIT rate as to our global income, which would have a material adverse effect on our results of operations.
Under the EIT Law, dividends payable by us to our foreign investors and gains on the sale of our common shares or ADSs may become subject to PRC taxation.
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

We face uncertainty from the PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers.
The PRC State Administration of Taxation issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, that addresses the transfer of equity by non-PRC tax resident enterprises. Under this Circular, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and “indirectly transfers” the equity interests in such PRC resident enterprise by selling all shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the PRC State Administration of Taxation, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.
We do not believe that the transfer of our common shares or ADSs by our non-PRC shareholders would be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, Circular 698 is relatively new and there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our common shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial condition or results of operations. For example, we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.
Our earnings have been and will continue to be adversely affected by changes in our accounting policies, including those related to the expensing of stock options.
In 2006, we adopted Accounting Standards Codification, or ASC, 718 “Compensation — Stock Compensation,” or ASC 718, which requires that stock-based compensation transactions, such as stock option grants, be accounted for using a fair value based method and recognized as expenses in our consolidated statement of operations. We use the Black-Scholes option pricing model to determine the fair value of stock options grants under ASC 718. This method is based upon, among other things, the volatility of our ADSs, which has been historically high. Therefore, the adoption of ASC 718 negatively affects our profitability and the trading price of our ADSs. The implementation of ASC 718 could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. The change to existing rules, future changes, if any, or the questioning of current practices may adversely and materially affect our earnings.
If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. — Controls and Procedures.”
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
Our business could be adversely affected by the effects of H1N1 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Restrictions on travel resulting from any prolonged outbreak of H1N1 flu, avian flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, SARS or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 flu, avian flu, SARS or any other epidemic.
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
We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2010, although there can be no assurance in this regard. However, we believe that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2010, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.
In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from the opinions of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2010 and any taxable year thereafter.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates on taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Item 10. — Additional Information — Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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
Prior to our restructuring in May 2004, 51net.com Inc., or 51net, our British Virgin Islands subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of Shanghai Qianjin Advertising Co., Ltd., or AdCo. AdCo owned, and continues to own, 90% of its principal subsidiaries, or the AdCo Subsidiaries. During this period, Tech JV, AdCo and the AdCo Subsidiaries conducted a portion of our advertising and human resource services businesses. We have been advised by Jun He Law Offices, our PRC counsel, that the foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries prior to our restructuring was above the maximum foreign ownership permitted for an entity conducting advertising operations. In addition, we have been advised by our PRC counsel that, prior to our restructuring, the foreign ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting human resource operations. In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. In connection with our restructuring, we informed relevant PRC governmental authorities that, historically, our foreign ownership percentage of Tech JV, AdCo and the AdCo Subsidiaries was not in compliance with limitations on foreign ownership of entities conducting advertising and human resources operations. However, we have not received any waiver from the PRC government with respect to this past non-compliance.
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
Under equity pledge agreements, the shareholders of our Chinese affiliated entities have pledged their respective equity interests to us. On March 16, 2007, the PRC Property Law was promulgated and took effect on October 1, 2007. According to the PRC Property Law, a pledge of the equity interest of a company in China cannot be legally established until it is duly registered with the relevant administration of industry and commerce. On September 1, 2008, the Measures on Registration of Pledge of Equity Interest with the Administration of Industry and Commerce was promulgated by the PRC State Administration of Industry and Commerce and took effect on October 1, 2008, which contains the procedure for registration of a pledge of the equity interest of a company. The pledges under the equity pledge agreements between WFOE and the shareholders of Qian Cheng, RAL and Beijing Run An Information Consultancy Co., Ltd., or Run An, are yet to be registered with the relevant administration of industry and commerce, and as such, we cannot assure you about the effectiveness of these pledges. We will make efforts to register the pledges with the administration as soon as practically possible.
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
Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange” and “— Regulations Relating to Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.
Risks Related to the People’s Republic of China
Our business could be affected by changes in China’s economic, political or social conditions or government policies.
The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy has experienced periods of high inflation. According to the National Bureau of Statistics of China, the consumer price index increased 5.9% in 2008, decreased 0.7% in 2009 and increased 3.3% in 2010. To restrain inflation and prevent the economy from overheating, the PRC government has instituted from time to time a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries. However, in response to the impact of the global economic and financial market crisis which slowed China’s economic growth rate to 6.8% in the fourth quarter of 2008 and 6.1% in the first quarter of 2009, the PRC government loosened macroeconomic measures and monetary policies and announced an economic stimulus package of RMB4 trillion in November 2008. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.

PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.
The interpretation and application of existing PRC laws and regulations, the stated positions of the main governing authority, the PRC Ministry of Industry and Information Technology, or the MIIT, and the possibility of new laws or regulations being adopted, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the MIIT has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Bureau and held by RAL will satisfy these requirements. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.
In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to improve network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MIIT Notice and submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the requirements above and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. We have made inquiries with relevant authorities regarding the MIIT Notice and Tech JV, our operating entity which provides online recruitment services, has recently obtained a value-added telecommunications business operation license permitting it to provide information service via the Internet and wireless networks. We plan to further modify our corporate structure to comply with these requirements.
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
We conduct substantially all of our operations in China and the majority of our assets are located in China. In addition, many of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
The fluctuation of the Renminbi may materially and adversely affect your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. In May 2007, the PRC government widened the daily trading band from 0.3% to 0.5%. The new policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 6.5% in 2007, 6.5% in 2008, relatively unchanged in 2009 and 3.3% in 2010. Correspondingly, we reported a loss from foreign currency translation of RMB18.1 million in 2007, RMB17.7 million in 2008, RMB0.2 million in 2009 and RMB6.8 million (US$1.0 million) in 2010. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.
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
As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary or new businesses in the future, including companies incorporated in the PRC. The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementation rule in May 2007, or collectively the SAFE Rules. According to the SAFE Rules, PRC citizens and foreign citizens who reside in China are required to register with the SAFE or its local branch office before establishing or controlling any company outside of China for the purpose of financing the offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. The offshore companies are referred to in the SAFE Rules as “offshore special purpose companies.” In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to the offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the applicable local SAFE authority. If any resident of China fails to register with the SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange purchase rules, and therefore, may be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity.
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
On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. Under the Stock Option Rule, a PRC domestic individual must comply with various foreign exchange procedures through a domestic agent institution when participating in any employee stock holding plan or stock option plan of an overseas-listed company. Certain domestic agent institutions, such as the PRC subsidiaries of an overseas-listed company, a labor union of such company that is a legal person or a qualified financial institution, among others things, shall file with the SAFE and be responsible for completing relevant foreign exchange procedures on behalf of PRC domestic individuals, such as applying to obtain the SAFE approval for exchanging foreign currency in connection with owning stock or stock option exercises. Concurrent with the filing of such applications with the SAFE, the PRC subsidiary, as a domestic agent must obtain approval from the SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds in connection with the stock purchase or option exercise, any returns based on stock sales, any stock dividends issued and any other income or expenditures approved by the SAFE. The PRC subsidiary also is required to obtain approval from the SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.
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
The market prices of the securities of companies with Internet related and online businesses have been extremely volatile and may be subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes or revisions by us to previously released operating and financial targets;
•	announcements by us or our competitors of new services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	changes in financial estimates or recommendations by securities analysts;
•	conditions in our industry, which is the market for recruitment advertising services and other human resource related services in China;
•	additions or departures of key personnel;

•	fluctuations of exchanges rates between the Renminbi and U.S. dollar; and

•	pending or potential litigation or regulatory investigations.
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
If our shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market or through private transactions, the market price of our ADSs could fall. Such sales, or perceived potential sales, might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Common shares held by our existing shareholders and our affiliates may also be sold in the public market under, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. See “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans” for a description of outstanding options to purchase our common shares.
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
We are a company incorporated under the laws of the Cayman Islands, and the majority of our assets are located outside the United States. In addition, many of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.
Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2010 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
•	Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s one branch office, four majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;
•	Shanghai Run An Lian Information Consultancy Co., Ltd., or RAL, which holds human resource related services and Internet content provision licenses and is wholly owned by Run An;
•	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds human resource related services and Internet content provision licenses;
•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;
•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is our joint venture partner in Tech JV and is wholly owned by Run An;
•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company;
•	Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is an AdCo Subsidiary jointly owned by AdCo and Tech JV. Wang Cai AdCo and its nine branch offices hold licenses to conduct advertising businesses;
•	Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which is owned by 51net HR and Run An and holds a license to provide human resource related services; and
•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which holds a minority interest in Tech JV and conducts advertising businesses in the city of Wuhan.
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
Our principal capital expenditures in 2008 were RMB24.3 million and included primarily the purchase of servers and IT equipment, computers and office furnishings. Our principal capital expenditures in 2009 totaled RMB28.7 million and consisted primarily of payments toward the purchase of office space, technology systems, network equipment and furnishings for the establishment of a new call center as well as computers, software and office equipment. Our principal capital expenditures in 2010 consisted of purchases of computers, network equipment, software and other intellectual property rights for a total of approximately RMB23.3 million (US$3.5 million). In 2010, we completed the purchase of nine floors of an office building in Wuhan Optical Valley Software Park in the city of Wuhan, China for RMB23.5 million (US$3.6 million), of which RMB21.4 million was paid in 2009.
Our capital expenditure plans for 2011 have not yet been fixed, but we intend to purchase computers, technology-related equipment and software. Capital expenditures in 2010 were funded through operating cash flows and our existing capital resources, and we expect to continue fund our capital expenditures through these means. As of December 31, 2010, we did not have any material commitment for capital expenditure.
B. Business Overview
We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on recruitment advertising, we closely integrate our online and print operations which enable us to attract a broad base of corporate advertisers, reach a wide and diverse audience of job seekers and aggregate job information from multiple channels and geographies. Based on data available at Alexa.com, www.51job.com had the highest traffic ranking among recruitment websites in China for the three months ended March 31, 2011. We operated print publications across 15 major cities in China as of the date of this annual report.
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
Our Product and Services
We provide a range of human resource services in the following categories:
•	recruitment advertising services, including online recruitment services and print advertising; and
•	other human resource related services, such as business process outsourcing, training and executive search services.
We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 36.3% of our revenues in 2008, 40.8% of our revenues in 2009 and 49.8% of our revenues in 2010. Our print advertising business generated 41.8% of our revenues in 2008, 34.2% of our revenues in 2009 and 25.5% of our revenues in 2010. Other human resource related services generated 21.9% of our revenues in 2008, 25.0% of our revenues in 2009 and 24.7% of our revenues in 2010.
Recruitment Advertising Services
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

We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 47.1 million user accounts established since the launch of our website in 1999 and approximately 39.3 million resumés posted online as of March 31, 2011. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management and advisory content available on the website.
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
The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
Estimated unique employers using online recruitment services	102,562	143,451	214,057
www.51job.com provides job seekers with online tools to search for job opportunities and allows them to:
•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications; and
•	obtain information about upcoming job fairs, career development advice and other job related information.
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

Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of the date of this annual report, 51job Weekly was published in 15 cities across China.
The cities where 51job Weekly is published and our newspaper contractor in each city as of the date of this annual report are as follows:

City	Newspaper contractor(1)
Beijing	China Trade News
Changsha	Human Resource News
Chengdu	Hua Xi Metropolitan News
Chongqing	Human Resource News
Fuzhou	Straits Consumer News
Guangzhou	Guangzhou Youth Daily
Hangzhou	News Information Daily
Harbin	Harbin Lifestyle Daily
Nanjing	Modern Express
Ningbo	Ningbo Evening News
Shanghai	China Trade News
Shenyang	Friendly Times
Shenzhen	Nan Fang Metropolitan News
Wuhan	News Information Daily
Xian	China Merchant News

(1)	English translations of the Chinese names.
In the city of Kunming, we operate a help-wanted advertising circular called 51job Express, which is similar to 51job Weekly in all aspects except it does not require a newspaper contractor for its publication and distribution.
A different version of 51job Weekly is published in each city, with each version containing city-specific recruitment advertisements. We closely coordinate 51job Weekly with our www.51job.com online recruitment website and post a significant majority of the recruitment advertisements appearing in 51job Weekly on www.51job.com as well. 51job Weekly contains recruitment advertisements for the full range of job categories that are available on our website, including sections for professional, middle management and technical personnel. Advertisements placed in 51job Weekly are primarily in Chinese language.
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

Our print advertising business is characterized by seasonal variations and revenues may fluctuate significantly from quarter to quarter depending on customer demand and needs. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — Due to seasonal variations in demand for human resource services, we experience material fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.”
The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated. In April 2011, we discontinued the publication of 51job Weekly in Kunming.

	2008	2009	2010
Estimated number of print advertising pages(1)	16,512	11,661	9,544
Number of cities where 51job Weekly was published(2)	23	22	16

(1)	For the years ended December 31, 2008, 2009 and 2010.

(2)	As of December 31, 2008, 2009 and 2010.
In 2008 and 2009, our print advertising business experienced a significant decrease in page volumes and revenues due primarily to the impact of the global economic and financial crisis as well as a slowdown in economic growth in China on market demand. In addition, in recent years, we believe the growing acceptance of online recruitment services by employers as well as the progressing shift of recruitment advertising expenditures from print to online media has limited the future use and market outlook of print advertising services for recruitment purposes. As a result, we have discontinued the publication of 51job Weekly in several cities since 2010. We may further reduce the number of cities where 51job Weekly is published as we assess market conditions and customer behavior in each city on an ongoing basis. We expect that revenue contribution from our print advertising business will decrease over time.
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
Salary and Other Human Resource Related Surveys. We conduct general and customized salary survey studies with analyses of compensation and benefits packages across various cities, industries and job positions. Human resource departments utilize this data to understand the market for compensation levels and to assist in their determination of compensation and benefits packages. We also conduct surveys on employee retention and other human resource related topics.

Human Resource Conferences. We organize and host annual human resource conferences and events in some of our cities. These conferences and events include lectures, seminars, workshops and networking opportunities for human resource professionals. Although we do not generate significant revenues from hosting these conferences and events, this service provides us with exposure to, and interaction with, existing and prospective clients.
Other Products. We provide assessment tools to assist human resource departments in evaluating capabilities and dispositions of job candidates and existing employees, in aiding employee placement and in allocating employee resources. We also perform hiring and support services to employers on select recruitment projects.
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
We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. We update the advertisements on our website from our principal executive offices in Shanghai and our customer service center in Wuhan. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within a few hours. Complimentary online postings for advertisements in 51job Weekly generally appear on www.51job.com for approximately two weeks.
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
Competition
We face significant competition in all of our business lines. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.”
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
None of the well-established nationwide Internet portals, including NetEase.com, QQ.com, Sina.com and Sohu.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, ChinaHR.com, which is wholly owned by Monster Worldwide, and Zhaopin.com, which is majority owned by Australian online recruitment services provider SEEK Limited, have been purported in public reports to have significantly increased expenditures on sales and marketing activities in China from time to time. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

Print Advertising
51job Weekly was published in 15 cities across China as of the date of this annual report. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section. Our competitors include Beijing Evening News, Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.
Other Services
We believe the market for business process outsourcing services is in an early stage of development and the competition is generally localized. Our key competitors are typically service agencies affiliated with or sponsored by local government personnel bureaus. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The competition in the executive search services market in China is largely fragmented.
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
Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2010, we employed over 1,900 sales and account management representatives that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new services and products.
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
Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise through various media, including outdoor advertising on digital displays, billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.
Online Marketing. We utilize Internet advertising, such as banner advertisements, keyword and hyperlink purchases and paid listings, to promote our brand names. We also conduct and sponsor online promotion campaigns such as drawings, giveaways and contests to attract traffic and enhance the loyalty of job seekers to our website.
Cross-Marketing. We cross-market our brand names, services and products in 51job Weekly and on www.51job.com. We also establish cross-marketing relationships with a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use 51job Weekly and www.51job.com.
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
We have registered trademarks, including , 51job.com, , eHire, and eSearch, with the Trademark Office of the PRC State Administration for Industry and Commerce, or the SAIC. In January 2010, was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the SAIC. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.
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
Human Resource Services Companies
The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the PRC Ministry of Human Resources and Social Security, the PRC Ministry of Commerce and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage to up to 70%.

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
In addition, the PRC Ministry of Industry and Information Technology, or the MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice, in July 2006. According to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MIIT Notice and to submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to the People’s Republic of China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”
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
Human Resource
Human resource services firms in China are mainly regulated by the PRC Ministry of Human Resources and Social Security. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005), jointly promulgated by the PRC Ministry of Human Resources and Social Security and the SAIC. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local administration of human resources and social security at the provincial level. Each of these administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

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
Labor and Social Insurance
Under the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with workplace safety training.
In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Under the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall bear joint and several liability for any violation of the PRC Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.
Under the Regulations on Work-related Injury Insurance effective in 2004 and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-related Injury Insurance that became effective on January 1, 2011. The amendments to this regulation expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which will become effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

Regulations Relating to Intellectual Property Rights
China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.
The PRC amended its Copyright Law in 2001 to widen the scope of works that are eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The Copyright Law was further amended in February 2010.
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
Regulations Relating to Foreign Currency Exchange
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
Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents
Under the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local SAFE branch; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.
Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV.
Regulations Relating to Employee Stock Option Plans
On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas-listed company, those individuals must apply as a group through the company or a domestic agency to the SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.
On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company. Under this rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with the SAFE and complete certain other procedures.
In addition, the PRC State Administration of Taxation has issued circulars concerning employee share options. Under these circulars, individuals working in China who exercise share options will be subject to PRC individual income tax. We have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.
Regulations Relating to Dividend Distribution
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

C. Organizational Structure
The following chart sets forth our ownership structure as of the date of this annual report.

(1)	Includes Shanghai Wang Ju Advertising Co., Ltd., a wholly owned PRC subsidiary of 51net which conducts advertising services. Does not include Wang Jin Information Technology (Shanghai) Co., Ltd. and Wuhan Wang Cai Information Technology Co., Ltd., which are wholly owned PRC subsidiaries of 51net with no current operations.

(2)	Includes the branches of Tech JV as well as Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary of Tech JV which conducts human resource services.

(3)	Includes the subsidiaries and branches of AdCo that conduct advertising businesses. Also includes Wang Cai AdCo, which is jointly owned by AdCo and Tech JV, and Shanghai Cheng An Human Resources Co., Ltd., which is 90% owned by AdCo and 10% owned by Run An.
Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng’s ownership of Wuhan AdCo, each 51net and Qian Cheng is deemed to effectively hold 50% of the equity interest in Tech JV.
Qian Cheng and RAL are wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company.
Our services are currently provided through the following group entities:
•	online recruitment services are provided by Tech JV, which holds licenses to provide human resource related services and has recently obtained a value-added telecommunications business operation license permitting it to provide information service via the Internet and wireless networks;
•	print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV;
•	human resource related services are provided by RAL and Wang Ju, which hold licenses to provide human resource related services; and
•	Internet content provider services are provided by RAL, which holds a license to act as an Internet content provider and operates our www.51job.com website.

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
51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks , , 51job.com and under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the SAIC and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Intellectual Property Rights.”

Tech JV
We provide online recruitment services through Tech JV. Tech JV was initially established as an equity joint venture between 51net and Qian Cheng. Before our restructuring in May 2004, 51net held 99% of the equity interest in Tech JV and Qian Cheng held the remaining 1%. Currently, the equity interest in Tech JV is 50% held by 51net, 1% held by Qian Cheng and 49% held by Wuhan AdCo. Since Wuhan AdCo is wholly owned by Qian Cheng, each 51net and Qian Cheng holds 50% of the effective equity interest in Tech JV. Because 51net is a British Virgin Islands company, Tech JV is deemed a foreign-invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Tech JV holds human resource related services and Internet content provision licenses. Tech JV has also obtained a permit to conduct online advertising from the SAIC. The scope of its business license also includes software development, multimedia and network system design and information technology.
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
RAL
We provide human resource related and Internet content provider services through RAL. RAL operates our www.51job.com website. RAL is a PRC limited liability company and is an affiliated entity in which we hold no equity interest. RAL is wholly owned by Run An, which is jointly owned by David Weimin Jin and Tao Wang. RAL holds a permit issued by the Shanghai Bureau of Human Resources and Social Security, which allows it to provide certain human resource related services. RAL has also obtained a permit from the Shanghai Municipal Telecommunications Bureau, which allows it to provide Internet content provider services applicable to our businesses.
AdCo and the AdCo Subsidiaries
We provide print advertising services through AdCo and its branch office, AdCo’s four majority owned subsidiaries and Wang Cai AdCo, a jointly owned subsidiary with Tech JV, or collectively, the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local administrations for industry and commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.
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
Wang Ju
We provide human resource related services through Wang Ju. 51net HR and Run An own 70% and 30%, respectively, of the equity interest in Wang Ju. Because 51net HR is a Cayman Islands company, Wang Ju is deemed a foreign-invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Wang Ju holds a permit issued by the Shanghai Bureau of Human Resources and Social Security, which allows it to provide certain human resource related services.
D. Property, Plants and Equipment
Our executive offices as well as our principal customer service, marketing, web operations and development facilities are currently located in four buildings at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. We also lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 25,800 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In 2010, we completed the purchase of nine floors of an office building at Optical Valley Software Park, Guanshan Avenue, Block E2, Wuhan 430074, People’s Republic of China, for RMB23.5 million (US$3.6 million), of which RMB21.4 million was paid in 2009. This office space is approximately 5,940 square meters and houses our national sales and customer service call center which opened in February 2010. The purchase was funded through operating cash flows and existing capital resources.

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
A. Operating Results
Overview
We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment advertising services which include online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training and executive search services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.
We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2010, our online recruitment services and print advertising businesses generated 49.8% and 25.5% of our revenues, respectively. Other human resource related services generated 24.7% of our revenues in 2010.
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
We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis, the Chinese economy experienced a lower GDP growth rate of 9% in 2008 and 2009, down from 12% in 2007 and 11% in 2006. As a result of the slowdown in economic activity, we experienced a significant decline in sales for our print advertising services as well as a lower revenue growth rate for our online recruitment services and other human resource related services. Since the second half of 2009, China’s economic growth rate has returned to higher levels and market demand for our services has increased. However, if there are slowdowns or other adverse developments in China’s economic growth in the future, we may experience material changes in market demand and sales.
•	Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices in 25 cities across China and cover additional geographies through a national sales and customer service call center. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.

•	Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly in the seasonal peak recruitment periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have also experienced a trend of lower fourth quarter revenues as compared to revenues from the immediately preceding third quarter in previous years.
•	Increasing Acceptance of New Recruitment Channels and Human Resource Services. Many employers in China have traditionally relied on job fairs and/or referrals to recruit employees. While we have experienced growth in our recruitment advertising businesses, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.
•	Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to 457 million in 2010, ranking China as the largest market of Internet users in the world. We believe that continued development of the China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding personal computer ownership will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.
Revenues
A significant majority of our revenues come from employers who purchase our recruitment advertising services, which is comprised of our online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training and executive search services.
The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
Revenues:
Online recruitment services	36.3%	40.8%	49.8%
Print advertising	41.8	34.2	25.5
Other human resource related revenues	21.9	25.0	24.7

Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2008	2009	2010
	compared to	compared to	compared to
	2007	2008	2009
Online recruitment services	10.4%	6.7%	63.1%
Print advertising	(16.6)	(22.2)	(0.7)
Other human resource related revenues	44.4	8.3	31.6
Total revenues	1.9%	(5.0%)	33.4%

Recruitment Advertising Revenues
We receive recruitment advertising revenues from the fees that employers pay us for our online recruitment services and our print advertising services.
Online Recruitment Services Revenues. We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our www.51job.com website and for access to eHire through which our resumé download services and recruitment management tools are available. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within www.51job.com. While we do not charge job seekers for accessing and using www.51job.com, certain enhanced services are available to job seekers for a fee.
We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of the Internet as a recruitment medium in China and our effectiveness in increasing the number of employers using our online recruitment services. In addition, we believe that, by offering online advertising in connection with our print advertising service, we are able to generate higher total revenue per employer while attracting new customers seeking the broader coverage offered by the integration of these two channels and the ability to reach a wider audience of job seekers.
We expect the growth of our online recruitment services revenues will be driven more by a greater number of unique employers using these services than increases in average revenue per unique employer. Although the prices we charge for online recruitment services have been generally unchanged in recent years, two offsetting trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. In addition, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which will also lead to a reduction in average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.
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
Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. In 2008 and 2009, we experienced a decrease in print advertising pages due to a decline in market demand resulting from the global economic and financial market crisis as well as a slowdown in the Chinese economy. In addition, in recent years, we believe the growing acceptance of online recruitment services by employers has limited the future use of print advertising services for recruitment purposes. As a result, we discontinued our print operations in six cities in 2010 where the outlook of the local print advertising market did not meet our expectations. We believe that the future growth in the number of print advertising pages is limited and may decrease if we further reduce the number of cities where 51job Weekly is published.

The advertising rates that we charge vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement, the length of time the advertisement is to appear and the market in which the advertisement is placed. Our print advertising rates vary considerably between individual markets due to differences in local competition, purchasing power and other conditions. Historically, the print advertising businesses in our individual markets have not been subject to significant or prolonged price competition. While the prices we charge for print advertising in each city have been generally stable, differences in the relative pricing and page volume contribution by city affect our overall average revenue per page. In 2010, our overall average revenue per page increased significantly due to the discontinuation of print operations in cities where prices were lower than average.
Since 2008, we have experienced a decline in print advertising revenues. We believe our print advertising revenues have been affected by a number of factors including, but not limited to, economic growth and policies in China, changes in market demand for print advertising services, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. We believe the growing use of the Internet and the progressing shift of recruitment advertising expenditures from print to online media as well as actions, if any, we take to further discontinue print operations will decrease the contribution of our print advertising revenues to our overall revenues. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Our print advertising business provides a material portion of our revenues and any adverse development in this business, including any failure by us to manage the progressing shift in user habits and advertising expenditures from print to online media, could materially and adversely affect our overall results of operations.”
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
Other Human Resource Related Revenues
We generate revenues from our other human resource related services principally from fees paid for contracting our business processing outsourcing services, for attending our training seminars and for engaging our executive search services as well as, to a lesser extent, for using our campus recruitment services, purchasing our studies and reports on compensation and other human resource topics, participating in our industry conferences and utilizing our assessment services. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising businesses over time.
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

Net Revenues and Business Taxes
Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2008, 2009 and 2010 and included as other income in our statement of operations. We cannot assure you if or when we will receive such financial incentives in the future.
Costs
We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.
The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
Cost of services	(46.3%)	(39.5%)	(33.5%)
Total operating expenses	(41.8%)	(45.0%)	(40.1%)
Our cost of services as a percentage of our net revenues is affected by our ability to achieve economies of scale and operating efficiencies, particularly in our online recruitment services and print advertising businesses. We believe that as we grow our operations and infrastructure, we can attract new employers and increase cross-selling opportunities with existing customers across our various markets, thereby allowing us to achieve economies of scale as we may be able to realize a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs.
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
Cost of Services
Our cost of services primarily consists of employee compensation, printing related expenses and subcontracting expenses. The majority of our employee compensation and other costs of services are largely shared across our various business lines. Printing related expenses include printing, publishing and distribution expenses that we pay to our newspaper contractors. Our printing related expenses are characterized by both fixed and variable components, and these costs have tended not to increase or decrease proportionately to increases or decreases in our print advertising revenues. We pay subcontracting fees to third parties to provide services in connection with our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated.
In spite of the impact of the global economic and financial market crisis as well as a slowdown in economic growth in China, we decreased our cost of services as a percentage of net revenues from 2008 to 2010 primarily through the implementation of cost control, efficiency and productivity measures which reduced our direct costs, in particular our printing related expenses. In addition, our printing related expenses further decreased in 2010 due to the termination of print operations in six cities.

Operating Expenses
Our operating expenses include sales and marketing expenses and general and administrative expenses.
The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
Operating expenses:
Sales and marketing	(26.4%)	(27.7%)	(26.9%)
General and administrative	(15.4)	(17.3)	(13.2)

Total operating expenses	(41.8%)	(45.0%)	(40.1%)

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. Although our spending on sales and marketing activities in 2009 was relatively unchanged compared to 2008, these expenses as a percentage of net revenues increased due to lower revenues in 2009. From 2009 to 2010, our sales and marketing expenses decreased as a percentage of our net revenues as revenue growth outpaced our increased expenditures on employee compensation, salesforce expansion and marketing activities. We expect to invest further resources to strengthen our market position and brand. We also receive marketing support for 51job Weekly from many of our newspaper contractors. However, since we record all costs associated with our relationships with our newspaper contractors under cost of services, our sales and marketing expenses do not reflect costs incurred in connection with this marketing support.
Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. Our general and administrative expenses as a percentage of our net revenues increased from 2008 to 2009 due primarily to greater rental and depreciation expenses, which were partially offset by lower office expenses and professional fees. From 2009 to 2010, our general and administrative expenses decreased as a percentage of our net revenues as revenue growth outpaced the increase in employee compensation and office expenses. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.
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
On March 16, 2007, the National People’s Congress approved and promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. Prior to the promulgation of the EIT Law, we obtained preferential tax treatment from local tax authorities for certain entities: Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, Tech JV and Wang Cai AdCo in Shanghai’s Pudong area; and the branches of Tech JV and Wang Cai AdCo in Shenzhen. As a result, these entities were subject to an EIT rate of 18% in 2008, 20% in 2009 and 22% in 2010, which is to be gradually increased to 24% in 2011 and 25% in 2012. Furthermore, in December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15% through 2011. Therefore, this entity’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a high technology enterprise when it is subject to reevaluation in the future.

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
Under the EIT Law, dividends payable by a foreign investment enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. However, it remains unclear how the PRC tax authorities will interpret such a broad definition. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As such, we cannot guarantee that we will not be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% EIT rate as to our global income. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income, and which may have a material adverse effect on our results of operations.”
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
Income Taxes
We account for income taxes under the liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
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

We had deferred tax assets, net of valuation allowance, of RMB2.7 million, RMB5.3 million and RMB6.9 million (US$1.0 million) as of December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2008, 2009 and 2010, we recognized aggregate valuation allowances of RMB2.1 million, RMB2.1 million and RMB1.5 million (US$0.2 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.
We adopted ASC 740-10-25 “Income Taxes — Overall — Recognition” to account for uncertainties in income taxes effective January 1, 2007. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2010, we did not have any tax provisions related to uncertain tax positions or interest and penalties associated with such uncertain tax positions.
Revenue Recognition
We recognize fees received from providing online recruitment services as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 “Revenue Recognition,” or ASC 605, are met. For a transaction involving multiple services, we recognize revenue at relative fair value which is determined based on our regular selling prices charged in unbundled arrangements. Cash received in advance of services are recognized as advance from customers.
We recognize fees received from providing print recruitment advertising services as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 are met. Cash received in advance of services are recognized as advance from customers.
We recognize fees received from providing other human resource related services as revenue when (i) persuasive evidence of an agreement exists, (ii) services are rendered, (iii) the sales price and terms are fixed and determinable, and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.
Share-Based Compensation
We account for share-based compensation arrangements under ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB27.4 million in 2008, RMB27.0 million in 2009 and RMB24.0 million in 2010 (US$3.6 million) in connection with the grant of options to our employees, executives and directors.
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
We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment.” We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for the years ended December 31, 2008, 2009 and 2010. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Recent Accounting Pronouncements
In October 2009, the FASB issued ASU 2009-13 and ASU 2009-14, which amend ASC 605-25 “Revenue Recognition — Multiple Arrangements” and provide new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. These ASUs address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. These ASUs are effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The guidance is applicable to us effective January 1, 2011. We do not expect the adoption of this ASU will have a material impact on our financial statements.
In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 “Fair Value Measurements and Disclosures” to require a number of additional disclosures regarding (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have a material impact on our financial statements.
In February 2010, the FASB issued ASU 2010-11, which eliminated inconsistencies and outdated provisions and provided the needed clarifications to various topics within ASC 815 “Derivatives and Hedging.” The amendments are effective for the first period beginning after February 2, 2010, except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganizations should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For the reorganizations reflected in interim financial statements issued before the effectiveness of the amendments in this ASU, retrospective application is required. The clarifications of the guidance on the embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts containing embedded derivative features at the date of adoption. The adoption of this ASU did not have a material impact on our financial statements.
In April 2010, the FASB issued ASU 2010-13, which updates the guidance in ASC 718 “Compensation — Stock Compensation” to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The guidance is applicable to us effective January 1, 2011. We do not expect the adoption of the amended guidance will have a material impact on our financial statements.

Results of Operations
The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	312,121	38.3	332,987	43.0	543,045	52.6
Print advertising	359,234	44.0	279,467	36.1	277,645	26.9
Other human resource related revenues	189,062	23.2	204,666	26.5	269,305	26.1

Total revenues	860,417	105.5	817,120	105.6	1,089,995	105.6
Less: Business and related tax	(44,939)	(5.5)	(43,173)	(5.6)	(57,776)	(5.6)

Net revenues	815,478	100.0	773,947	100.0	1,032,219	100.0

Cost of services(1)	(377,487)	(46.3)	(305,722)	(39.5)	(345,865)	(33.5)

Gross profit	437,991	53.7	468,225	60.5	686,354	66.5

Operating expenses(1):
Sales and marketing	(215,228)	(26.4)	(214,400)	(27.7)	(277,543)	(26.9)
General and administrative	(125,981)	(15.4)	(133,511)	(17.3)	(136,647)	(13.2)

Total operating expenses	(341,209)	(41.8)	(347,911)	(45.0)	(414,190)	(40.1)

Income from operations	96,782	11.9	120,314	15.5	272,164	26.4
Loss from foreign currency translation	(17,732)	(2.2)	(234)	(0.0)	(6,848)	(0.7)
Interest and investment income	26,400	3.2	15,083	2.0	18,713	1.8
Other income	2,327	0.3	9,554	1.2	7,713	0.8

Income before income tax expense	107,777	13.2	144,717	18.7	291,742	28.3
Income tax expense	(31,176)	(3.8)	(32,205)	(4.2)	(57,081)	(5.6)

Net income	76,601	9.4	112,512	14.5	234,661	22.7

(1) Share-based compensation expense:

Included in cost of services	(4,564)	(0.6)	(4,360)	(0.6)	(4,082)	(0.4)
Included in operating expenses:
Sales and marketing	(3,923)	(0.5)	(3,748)	(0.5)	(3,509)	(0.3)
General and administrative	(18,947)	(2.3)	(18,912)	(2.4)	(16,371)	(1.6)
2010 Compared to 2009
Total Revenues. Our total revenues increased 33.4% to RMB1,090.0 million (US$165.2 million) in 2010 from RMB817.1 million in 2009. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:
•	Online Recruitment Services. Our online recruitment services revenues increased 63.1% to RMB543.0 million (US$82.3 million) in 2010 from RMB333.0 million in 2009. This increase was mainly attributable to growth in the number of unique employers using online recruitment services, which was driven by greater customer acceptance of our online products and the expansion of our online sales coverage to five new geographies in 2010, as well as higher average revenue per unique employer. We estimate that the number of unique employers increased 49.2% to 214,057 in 2010 from 143,451 in 2009. Although the prices we charge for our online recruitment services were generally unchanged from 2009 to 2010, our average revenue per unique employer in 2010 increased 9.3% from 2009 driven by a rebound in market demand and increased expenditures on online recruitment services by employers.
•	Print Advertising. Our print advertising revenues decreased 0.7% to RMB277.6 million (US$42.1 million) in 2010 from RMB279.5 million in 2009. This decrease was primarily due to the discontinuation of 51job Weekly in six cities in 2010, which was partially offset by improved market demand in existing cities where we continued to provide print advertising services. We estimate that the number of print advertising pages decreased 18.2% to 9,544 in 2010 from 11,661 in 2009. Although print advertising prices charged in each city were relatively unchanged compared to 2009 levels, overall average revenue per page increased 21.4% as higher priced cities comprised a larger portion of print advertising volume.

•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 31.6% to RMB269.3 million (US$40.8 million) in 2010 from RMB204.7 million in 2009. This increase was primarily driven by growth in our business process outsourcing revenues as we increased the number of employers and employees serviced by us. Revenues from our training, executive search and other services also increased in 2010 as a result of improved market demand.
Net Revenues. Our net revenues increased 33.4% to RMB1,032.2 million (US$156.4 million) in 2010 from RMB773.9 million in 2009. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB57.8 million (US$8.8 million) in 2010 and RMB43.2 million in 2009.
Cost of Services. Our cost of services increased 13.1% to RMB345.9 million (US$52.4 million) in 2010 from RMB305.7 million in 2009. This increase was primarily the result of higher wage levels and staff additions in 2010, which was partially offset by a reduction in printing related expenses as we discontinued print operations in six cities. However, our cost of services decreased as a percentage of net revenues in 2010 due primarily to improved operating efficiency and productivity. Our cost of services in 2010 also included share-based compensation expense of approximately RMB4.1 million (US$0.6 million) compared with RMB4.4 million in 2009.
Gross Profit. As a result of the above factors, our gross profit increased 46.6% to RMB686.4 million (US$104.0 million) in 2010 from RMB468.2 million in 2009. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 66.5% in 2010 compared with 60.5% in 2009.
Operating Expenses. Our total operating expenses increased 19.1% to RMB414.2 million (US$62.8 million) in 2010 from RMB347.9 million in 2009. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses increased 29.5% to RMB277.5 million (US$42.1 million) in 2010 from RMB214.4 million in 2009. This increase was principally attributable to higher employee compensation and headcount additions as well as greater advertising and promotion expenses. Our advertising and promotion expenses in 2010 increased 82.2% to RMB58.3 million (US$8.8 million) from RMB32.0 million in 2009. Our sales and marketing expenses in 2010 included share-based compensation expense of RMB3.5 million (US$0.5 million) compared with RMB3.7 million in 2009.
•	General and Administrative Expenses. Our general and administrative expenses increased 2.3% to RMB136.6 million (US$20.7 million) in 2010 from RMB133.5 million in 2009. This increase was driven primarily by higher personnel and office expenses, which were largely offset by lower rental and share-based compensation expenses. Our general and administrative expenses in 2010 included share-based compensation expense of RMB16.4 million (US$2.5 million) compared with RMB18.9 million in 2009.
Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB6.8 million (US$1.0 million) in 2010 compared with RMB0.2 million in 2009. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”
Interest and Investment Income. Our interest and investment income increased 24.1% to RMB18.7 million (US$2.8 million) in 2010 from RMB15.1 million in 2009 due to higher interest rates and average balances in our interest bearing bank deposits.
Income Tax Expense. Our income tax expense increased 77.2% to RMB57.1 million (US$8.6 million) in 2010 from RMB32.2 million in 2009 primarily due to an increase in our taxable income, which was partially offset by a lower effective tax rate. Our effective tax rate was 19.6% in 2010 compared with 22.3% in 2009 primarily due to an increase in the proportion of taxable income from our entities with lower tax rates as well as a decrease in non tax-deductible share-based compensation expense as a percentage to our income as a whole.
Net Income. As a result of the above factors, our net income increased 108.6% to RMB234.7 million (US$35.6 million) in 2010 from RMB112.5 million in 2009.

2009 Compared to 2008
Total Revenues. Our total revenues decreased 5.0% to RMB817.1 million in 2009 from RMB860.4 million in 2008. This decrease was primarily due to a decline in our print advertising revenues which was largely offset by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:
•	Online Recruitment Services. Our online recruitment services revenues increased 6.7% to RMB333.0 million in 2009 from RMB312.1 million in 2008. This increase was mainly attributable to growth in the number of unique employers placing job listings and recruitment advertisements on www.51job.com, which was partially offset by lower average revenue per unique employer. We estimate that the number of unique employers increased 39.9% to 143,451 in 2009 from 102,562 in 2008. The prices we charge for our online recruitment services were generally unchanged from 2008 to 2009. However, our average revenue per unique employer in 2009 decreased 23.7% from 2008 as a result of employers curtailing expenditures on online recruitment services, including by choosing lower priced products, in response to the global economic and financial market crisis as well as a slowdown in the Chinese economy in 2009.
•	Print Advertising. Our print advertising revenues decreased 22.2% to RMB279.5 million in 2009 from RMB359.2 million in 2008. This decrease was primarily due to fewer recruitment advertisements placed in our editions of 51job Weekly, as employers reduced their hiring plans and curtailed expenditures in response to the global economic and financial market crisis as well as a slowdown in the Chinese economy in 2009. We estimate that the number of print advertising pages decreased 29.4% to 11,661 in 2009 from 16,512 in 2008. The decrease in revenues from lower advertisement volumes was partially offset by a 10.2% increase in our overall average revenue per page due to greater revenue contribution from higher priced markets. We did not materially change the prices we charge for print advertising in each local market in 2009.
•	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 8.3% to RMB204.7 million in 2009 from RMB189.1 million in 2008. This increase was primarily attributable to greater business process outsourcing revenues due to growth in the number of corporate customers and their employees we served. Partially offsetting this increase in our business process outsourcing revenues, we experienced lower training and executive search revenues in 2009 as the global economic and financial market crisis as well as the slowdown in the Chinese economy decreased market demand and employer spending for these services.
Net Revenues. Our net revenues decreased 5.1% to RMB773.9 million in 2009 from RMB815.5 million in 2008. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB43.2 million in 2009 and RMB44.9 million in 2008.
Cost of Services. Our cost of services decreased 19.0% to RMB305.7 million in 2009 from RMB377.5 million in 2008. This decrease was principally due to cost control and alignment measures we implemented to adjust and streamline our operations and service infrastructure. These measures resulted in a significant reduction in printing related expenses and improvement in operating efficiency in 2009. Our cost of services in 2009 also included share-based compensation expense of approximately RMB4.4 million compared with RMB4.6 million in 2008.
Gross Profit. As a result of the above factors, our gross profit increased 6.9% to RMB468.2 million in 2009 from RMB438.0 million in 2008. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 60.5% in 2009 compared with 53.7% in 2008.
Operating Expenses. Our total operating expenses increased 2.0% to RMB347.9 million in 2009 from RMB341.2 million in 2008. The increase in our operating expenses was primarily due to an increase in general and administrative expenses. Our operating expenses consisted of:
•	Sales and Marketing Expenses. Our sales and marketing expenses decreased 0.4% to RMB214.4 million in 2009 from RMB215.2 million in 2008. This decrease was due to a reduction in advertising and promotion expenses and client entertainment expenses, which was largely offset by higher sales incentives and commissions. Our advertising and promotion expenses in 2009 declined 28.8% to RMB32.0 million from RMB45.0 million in 2008 due to a decrease in spending on brand advertising campaigns and promotional events. Our sales and marketing expenses in 2009 also included share-based compensation expense of RMB3.7 million compared with RMB3.9 million in 2008.
•	General and Administrative Expenses. Our general and administrative expenses increased 6.0% to RMB133.5 million in 2009 from RMB126.0 million in 2008. This increase was primarily due to higher employee compensation, rental and deprecation expenses which were partially offset by lower travel and entertainment expenses. Our general and administrative expenses in 2009 included share-based compensation expense of RMB18.9 million, relatively unchanged from 2008.

Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB234,000 in 2009 compared with RMB17.7 million in 2008.
Interest and Investment Income. Despite higher average balances in our interest bearing bank deposits, our interest and investment income decreased 42.9% to RMB15.1 million in 2009 from RMB26.4 million in 2008 due to lower interest rates.
Income Tax Expense. We recorded an income tax expense of RMB32.2 million in 2009 compared with RMB31.2 million in 2008. Our effective tax rate decreased to 22.3% in 2009 from 28.9% in 2008 following the designation of one of our main PRC subsidiaries as a “High and New Technology Enterprise” under the EIT Law which lowered its tax rate in 2009 from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities.
Net Income. As a result of the above factors, our net income increased 46.9% to RMB112.5 million in 2009 from RMB76.6 million in 2008.
Inflation
According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, (0.7%) and 3.3% in 2008, 2009 and 2010, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.
B. Liquidity and Capital Resources
Liquidity
Our liquidity from 2008 to 2010 has been principally affected by net cash generated from operating activities in addition to our purchases of investments, property, equipment and software as well as our repurchases of ADSs.
The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	119,867	214,455	344,208	52,153
Net cash used in investing activities	(48,451)	(272,904)	(174,450)	(26,432)
Net cash provided by (used in) financing activities	(4,101)	(42,249)	71,848	10,886
Net increase (decrease) in cash	50,790	(100,903)	235,481	35,679
Cash Flows from Operating Activities. Our net cash provided by operating activities in 2010 was RMB344.2 million (US$52.2 million) compared with RMB214.5 million in 2009. The increase was principally due to the substantial increase in net income to RMB234.7 million (US$35.6 million) in 2010 from RMB112.5 million in 2009 driven by revenue growth of our online recruitment services and other human resource related services businesses; and, the increases in advance from customers and taxes payable, which were partially offset by an increase in prepayments and other current assets.
Our net cash provided by operating activities in 2009 was RMB214.5 million compared with RMB119.9 million in 2008. The increase was principally due to the increase in net income to RMB112.5 million in 2009 from RMB76.6 million in 2008 driven by cost control, improved efficiency and a lower effective tax rate; and, the increase in advance from customers.
Cash Flows from Investing Activities. Our net cash used in investing activities was RMB174.5 million (US$26.4 million) in 2010 compared with RMB272.9 million in 2009. The decrease was primarily due to fewer purchases of short-term investments, which consist of certificates of deposits with maturities between three months and one year, and a decrease in purchases of property, plant and equipment.

Our net cash used in investing activities was RMB272.9 million in 2009 compared with RMB48.5 million in 2008. The increase was primarily due to purchases of short-term investments and the installment payments toward the acquisition of the office space to house our national sales and customer service call center in Wuhan.
Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB71.8 million (US$10.9 million) in 2010, compared to net cash used in financing activities of RMB42.2 million in 2009 and RMB4.1 million in 2008. Our net cash from financing activities from 2008 to 2010 has been primarily affected by the repurchase of our ADSs as well as cash received from the exercise of stock options by our employees, executives and directors. Our net cash used in financing activities in 2008 consisted of our repurchase of 136,827 ADSs in the open market, which was partially offset by cash received from the exercise of stock options. In 2009, our net cash used in financing activities increased due to our repurchase of 709,200 ADSs in the open market. Our net cash provided by financing activities in 2010 was mainly due to a substantial increase in cash received from the exercise of stock options, which was partially offset by our repurchase of 167,302 ADSs in the open market.
Capital Resources
To date, we have primarily financed our operations through cash flows from operating activities, equity investments by certain of our founders, the sale of preferred shares in 2000 and our initial public offering in 2004. We have not financed our operations through significant borrowings, and as of December 31, 2010, we had no material debt obligations outstanding. As of December 31, 2010, we had RMB1,644.7 million (US$249.2 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars.
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
We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. As of December 31, 2010, we did not have any material commitment for capital expenditure.
C. Research and Development, Patents and Licenses, etc.
We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2008, 2009 or 2010. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Publication fee agreements	31,278	27,626	3,652	—	—
Operating lease obligations	51,130	23,638	27,241	251	—
Purchase obligations	7,505	7,505	—	—	—

Total	89,913	58,769	30,893	251	—

We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly. The term of our publication fee agreements is generally for two years.
Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to five years at the time of signing. Our purchase obligations consist primarily of agreements to purchase advertising services from outdoor and Internet media companies.
Rental expenses incurred under operating leases were RMB28.9 million in 2008, RMB34.5 million in 2009 and RMB33.2 million (US$5.0 million) in 2010.
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
A. Directors and Senior Management
The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	81	Chairman of the board and independent director
Rick Yan	48	Director, chief executive officer, president and secretary
David K. Chao(1) (2) (3)	44	Independent director
Hiroyuki Honda	50	Non-executive director
James Jianzhang Liang(1) (3)	41	Independent director
Kathleen Chien	41	Chief operating officer and acting chief financial officer
David Weimin Jin	40	Senior vice president
Tao Wang	48	Vice president
Jones Haijun Yu	38	Vice president

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.
There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
Donald L. Lucas is the chairman of the board of directors of our company. Mr. Lucas has been an independent director of our company since 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc. and Oracle Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.
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
David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a co-founder and General Partner of DCM, an early stage technology venture capital firm that manages US$2.0 billion. DCM is headquartered in Menlo Park, California and also has offices in Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a public provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies.
Hiroyuki Honda is a director of our company. Mr. Honda has been a director of our company since July 2006. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984. He is a corporate executive vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of global business strategy. In over two decades at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and has led Recruit’s human resource related business group. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation and Yahoo! Japan Corporation.

James Jianzhang Liang is a director of our company. Mr. Liang became a director of our company in October 2010. Mr. Liang received his Bachelor and Master degrees from the Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. Mr. Liang is a co-founder and the chairman of the board of directors of Ctrip.com International, Ltd., a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. He served as Chief Executive Officer of Ctrip from 2000 to January 2006 and has been a member of Ctrip’s board of directors since inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang also serves on the board of directors of Home Inns & Hotel Management Inc.
Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community. Ms. Chien currently serves as a board member of ChinaCache International Holdings Ltd.
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
B. Compensation
Compensation of Directors and Executive Officers
We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2010, the aggregate cash compensation to our non-executive directors as a group was approximately US$76,500 (RMB504,900). In 2010, we granted 30,048 options to acquire common shares to an independent director.
For the year ended December 31, 2010, the aggregate cash compensation to our executive officers as a group was approximately RMB8.3 million (US$1.3 million). We granted options to acquire an aggregate of 411,264 common shares to our executive officers in 2010.

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
Under our 2000 Option Plan, 4,010,666 common shares were reserved for issuance at the time of adoption. In February 2004, our board of directors and shareholders approved an increase in the number of authorized shares reserved to 5,530,578 common shares. In July 2006, our board of directors and shareholders approved a further increase of 2,000,000 common shares, increasing the total number of authorized shares under our 2000 Option Plan to 7,530,578 common shares. Our 2000 Option Plan has a term of ten years but may be terminated earlier by our board of directors.
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

	Common shares
	underlying options	Exercise
	granted	price	Date of grant	Date of expiration
		US$
Granted in 2008
Rick Yan	100,032	9.00	May 1, 2008	April 30, 2014
Kathleen Chien	91,200	9.00	May 1, 2008	April 30, 2014
David Weimin Jin	81,600	9.00	May 1, 2008	April 30, 2014
Tao Wang	64,800	9.00	May 1, 2008	April 30, 2014
Jones Haijun Yu	64,800	9.00	May 1, 2008	April 30, 2014
Other employees	144,000	9.245	February 27, 2008	February 26, 2014
	608,400	9.00	May 1, 2008	April 30, 2014
	144,000	4.535	September 30, 2008	September 29, 2014

	1,298,832

Granted in 2009
Rick Yan	100,032	3.955	April 30, 2009	April 29, 2015
David K. Chao	40,032	3.955	April 30, 2009	April 29, 2015
Kathleen Chien	91,200	3.955	April 30, 2009	April 29, 2015
David Weimin Jin	81,600	3.955	April 30, 2009	April 29, 2015
Tao Wang	64,800	3.955	April 30, 2009	April 29, 2015
Jones Haijun Yu	64,800	3.955	April 30, 2009	April 29, 2015
Other employees	717,600	3.955	April 30, 2009	April 29, 2015

	1,160,064

Granted in 2010
Rick Yan	100,032	8.97	April 5, 2010	April 4, 2016
Kathleen Chien	100,032	8.97	April 5, 2010	April 4, 2016
David Weimin Jin	81,600	8.97	April 5, 2010	April 4, 2016
Tao Wang	64,800	8.97	April 5, 2010	April 4, 2016
Jones Haijun Yu	64,800	8.97	April 5, 2010	April 4, 2016
James Jianzhang Liang	30,048	19.06	October 12, 2010	October 11, 2016
Other employees	769,200	8.97	April 5, 2010	April 4, 2016

	1,210,512

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
Audit Committee
Our audit committee reports to the board of directors regarding the appointment of our independent registered public accounting firm, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable Nasdaq corporate governance rules on independence. The members of our audit committee are Donald L. Lucas, who acts as the chairman of our audit committee, David K. Chao and James Jianzhang Liang. Our board of directors has determined that Messrs. Lucas, Chao and Liang are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are James Jianzhang Liang, who acts as the chairman of our nominating and corporate governance committee, and David K. Chao. Our board of directors has determined that all members of our nominating and corporate governance committee are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.
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
D. Employees
We had 4,669 employees, 3,804 employees and 4,354 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2010.

Sales and account management	1,984
Technology and online operations	707
Customer service and production	648
Marketing and merchandising	507
Search and training consultants	137
General and administrative	371

Total	4,354	*

*	Includes 616 temporary, part-time and contract employees.
We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E. Share Ownership
There are no different voting rights among our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding the share ownership of our directors and officers, see “Item 7. — Major Shareholders and Related Party Transactions — Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “— Compensation — Stock-Based Compensation Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2011:
•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Percentage of beneficial ownership is based on 56,581,719 common shares outstanding as of March 31, 2011 and the number of common shares underlying options held by such person as of that date. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	13,075,555	22.9
Kathleen Chien	1,732,528	3.0
David K. Chao(1)	379,511	*
Tao Wang	207,100	*
David Weimin Jin	72,726	*
Jones Haijun Yu	67,900	*
Hiroyuki Honda(2)	57,496	*
Donald L. Lucas	39,096	*
James Jianzhang Liang	—	—
All directors and executive officers as a group	15,631,912	27.0

Principal shareholders:
Recruit Co., Ltd.(2)	23,325,231	41.2
Rick Yan	13,075,555	22.9

(1)	The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	The address for Hiroyuki Honda and Recruit Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

*	Less than 1%.
As of March 31, 2011, 2,168,416 of our common shares, representing 3.8% of our common shares outstanding, were beneficially owned by a total of eight holders of record with addresses in the United States. As of the same date, 10,854,298 of our ADSs, representing 21,708,596 common shares, or 38.4% of our common shares outstanding, were held by a total of seven registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.
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
Stock Option Grants
We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2010, there were outstanding options to purchase an aggregate of 3,756,450 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”
Investment in Coupon Advertising Services Company with Recruit
In August 2007, we entered into an agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The coupon company launched its inaugural issue in Shanghai in September 2007. We do not participate in the management of this company, but we can and have nominated two of the five directors to the board of the coupon company. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.4 million (US$2.3 million) as of December 31, 2010, which would allow us to acquire 26% of Area Link’s share capital in lieu of repayment.
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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for (i) the years ended December 31, 2006, 2007, 2008, 2009 and 2010, (ii) each of the nine most recent fiscal quarters and (iii) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2006	31.90	12.70
2007	25.44	14.02
2008	20.50	6.00
2009	20.50	6.00
2010	55.50	15.31

Quarterly highs and lows
First quarter 2009	7.93	6.00
Second quarter 2009	12.20	6.51
Third quarter 2009	15.38	10.76
Fourth quarter 2009	20.50	13.13
First quarter 2010	20.35	15.31
Second quarter 2010	23.30	16.64
Third quarter 2010	39.19	18.67
Fourth quarter 2010	55.50	35.05
First quarter 2011	64.55	49.80

Monthly highs and lows
October 2010	47.48	35.05
November 2010	51.84	42.75
December 2010	55.50	47.54
January 2011	61.28	49.80
February 2011	64.55	54.34
March 2011	64.45	50.54
April 2011 (through April 8)	68.55	61.04
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
In August 2007, we entered into a cooperation agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. The amount of financing we have provided to Area Link for the coupon company totaled RMB15.4 million (US$2.3 million) as of December 31, 2010, which would allow us to acquire 26% of Area Link’s share capital in lieu of repayment.
D. Exchange Controls
See “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”
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
Cayman Islands Taxation
According to Maples and Calder, our counsel as to Cayman Islands law, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China
Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC “resident enterprises” and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. However, it remains unclear how the PRC tax authorities will interpret such a broad definition. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law, other than for those enterprises established outside of China whose main holding investors are enterprises established in China, which is available. It is unclear whether we may be considered to be a “resident enterprise” by PRC tax authorities, which would make us subject to the uniform 25% EIT rate as to our global income.
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
Distributions on ADSs or Common Shares
Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of the distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes, if any) will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under U.S. federal income tax law. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2013 will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:
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
Passive Foreign Investment Company Rules
Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2010, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.
In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from the opinions of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2010 and any taxable year thereafter. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or common shares, the U.S. Holders will be subject to special tax rules discussed below.
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
In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
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
If a U.S. Holder owns ADSs or common shares during any year that we are a PFIC, the U.S. Holder must file an annual report.
A U.S. Holder should consult its own tax advisors concerning the availability and the making of a mark-to-market election and the U.S. federal income tax consequences of holding the ADSs or common shares if we are deemed to be a PFIC in any taxable year.
Information Reporting and Backup Withholding
In general, unless a U.S. Holder belongs to a category of certain exempt recipients, information reporting requirements will apply to distributions on ADSs or common shares made within the United States and to the proceeds of sales of ADSs or common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

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
Interest Rate Risk
Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2010, we had cash, restricted cash and short-term investments totaling RMB1,644.7 million (US$249.2 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with maturities between three months and one year.
The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2010, approximately 17% of our cash were held in uninsured accounts at major financial institutions located in the United States and the remainder in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB1.9 million (US$0.3 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2010.
Foreign Exchange Risk
Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 6.5% in 2008, relatively unchanged in 2009 and 3.3% in 2010. Correspondingly, we recognized a loss from foreign currency translation of RMB17.7 million in 2008, RMB0.2 million in 2009 and RMB6.8 million (US$1.0 million) in 2010. However, it is possible that the Chinese government could adopt a more flexible currency policy in the future. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.
Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollar as of December 31, 2010, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB28.2 million (US$4.3 million) in our cash, restricted cash and short-term investments.
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
The following additional charges will be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:
•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs, in each case, on the books of the depositary;
•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and is payable in the manner described in the next succeeding provision);
•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Fees and Payments from the Depositary to Us
In 2010, we received from our depositary, JPMorgan Chase Bank, a reimbursement of US$120,000 for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with Nasdaq and SEC rules and regulations. In addition, the depositary waived costs payable by us of US$51,191 related to the maintenance of the ADR program, database subscription fees and other services.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-2 of this Form 20-F.
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
Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics on our website at http://ir.51job.com.

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

	2009	2010	2010
	RMB	RMB	US$
	(in thousands)

Audit fees	3,533	3,749	568
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
In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Since the inception of the program, we have purchased 1,013,329 ADSs, or 2,026,658 common shares, through open-market transactions for an aggregate consideration of approximately US$10.9 million, including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program in 2010:

				Total number of	Approximate dollar value
	Total number			ADSs purchased as	of ADSs that may yet be
	of ADSs	Average price		part of publicly	purchased under the
Period	purchased	paid per ADS		announced program	program
		US$	RMB(1)		US$	RMB(1)

January 2010	—	—	—	846,027	17,237,000	113,764,000
February 2010	—	—	—	846,027	17,237,000	113,764,000
March 2010	77,776	18.16	119.86	923,803	15,824,000	104,438,000
April 2010	47,447	18.28	120.65	971,250	14,957,000	98,716,000
May 2010	31,049	19.92	131.47	1,002,299	14,338,000	94,960,000
June 2010	5,300	20.06	132.40	1,007,599	14,232,000	93,931,000
July 2010	5,730	20.57	135.76	1,013,329	14,114,000	93,152,000
August 2010	—	—	—	1,013,329	14,114,000	93,152,000
September 2010	—	—	—	1,013,329	14,114,000	93,152,000
October 2010	—	—	—	1,013,329	14,114,000	93,152,000
November 2010	—	—	—	1,013,329	14,114,000	93,152,000
December 2010	—	—	—	1,013,329	14,114,000	93,152,000

(1)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 30, 2010, which was US$1.00 to RMB6.6000. See “Introduction” and “Part I. — Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Nasdaq Listing Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance and we do not believe that there are any significant differences between our corporate governance practices and those of U.S. domestic companies under the Nasdaq Listing Rules.
In March 2010, we received a letter from Nasdaq stating that due to the death of our independent director, Dr. Xiaoyue Chen, we did not comply with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605. In October 2010, following the appointment of James Jianzhang Liang as an independent director and a member of our audit committee, we returned to full compliance with Nasdaq listing requirements.

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
4.20
Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.21
Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.22
Cooperation Agreement dated as of August 9, 2007, as amended as of March 27, 2008, between 51job, Inc. and Recruit Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.23
Amendment No. 2 to the Cooperation Agreement dated as of August 28, 2009 between 51job, Inc. and Recruit Co., Ltd. (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

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
Date: April 11, 2011

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of 51job, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 11, 2011

51JOB, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share, per share and per ADS data)
Revenues:
Online recruitment services		312,121	332,987	543,045	82,280
Print advertising		359,234	279,467	277,645	42,067
Other human resource related revenues		189,062	204,666	269,305	40,804

Total revenues		860,417	817,120	1,089,995	165,151

Less: Business and related taxes		(44,939)	(43,173)	(57,776)	(8,754)

Net revenues		815,478	773,947	1,032,219	156,397

Cost of services(1)		(377,487)	(305,722)	(345,865)	(52,404)

Gross profit		437,991	468,225	686,354	103,993

Operating expenses(1):
Sales and marketing		(215,228)	(214,400)	(277,543)	(42,052)
General and administrative		(125,981)	(133,511)	(136,647)	(20,704)

Total operating expenses		(341,209)	(347,911)	(414,190)	(62,756)

Income from operations		96,782	120,314	272,164	41,237
Loss from foreign currency translation		(17,732)	(234)	(6,848)	(1,038)
Interest and investment income		26,400	15,083	18,713	2,835
Other income		2,327	9,554	7,713	1,169

Income before income tax expense		107,777	144,717	291,742	44,203
Income tax expense	8	(31,176)	(32,205)	(57,081)	(8,648)

Net income		76,601	112,512	234,661	35,555

Other comprehensive income:
Currency translation adjustments		374	13	246	37

Comprehensive income		76,975	112,525	234,907	35,592

Earnings per share:	12
— Basic		1.35	2.03	4.23	0.64
— Diluted		1.35	2.02	4.13	0.63
Earnings per ADS(2):
— Basic		2.71	4.05	8.46	1.28
— Diluted		2.70	4.03	8.26	1.25
Weighted average number of shares outstanding:
— Basic		56,581,719	55,559,252	55,485,256	55,485,256
— Diluted		56,709,513	55,768,866	56,814,503	56,814,503

(1) Share-based compensation:

Included in cost of services		(4,564)	(4,360)	(4,082)	(618)
Included in operating expenses
— Sales and marketing		(3,923)	(3,748)	(3,509)	(532)
— General and administrative		(18,947)	(18,912)	(16,371)	(2,480)

(2)	Each ADS represents two common shares.
The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

	Note	2009	2010	2010
		RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS

Current assets:
Cash	2(d)	957,407	1,192,888	180,741
Restricted cash	2(d)	—	44,888	6,801
Short-term investments	2(f)	257,310	406,943	61,658
Accounts receivable (net of allowance for doubtful accounts of RMB2,620 and RMB1,965 as of December 31, 2009 and 2010, respectively)	3	17,946	33,386	5,058
Prepayments and other current assets	4	39,899	75,256	11,402
Deferred tax assets, current	8	4,982	6,749	1,023

Total current assets		1,277,544	1,760,110	266,683

Long-term investments	2(f), 11	15,912	15,433	2,338
Property and equipment, net	5	181,943	202,699	30,712
Intangible assets, net	6	5,301	4,805	728
Other long-term assets		31,531	4,853	735
Deferred tax assets, non-current	8	285	110	17

Total non-current assets		234,972	227,900	34,530

Total assets		1,512,516	1,988,010	301,213

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		9,896	15,551	2,356
Salary and employee related accrual		28,095	39,543	5,991
Taxes payable		15,696	39,795	6,030
Advance from customers		118,277	186,191	28,210
Other payables and accruals	7	15,402	50,491	7,650

Total current liabilities		187,366	331,571	50,237

Deferred tax liabilities, non-current	8	1,011	1,583	240

Total liabilities		188,377	333,154	50,477

Commitments and contingencies	13	—	—	—
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 55,126,859 and 56,473,949 shares issued and outstanding as of December 31, 2009 and 2010, respectively)		46	47	7
Additional paid-in capital		902,124	997,933	151,202
Statutory reserves	2(p)	7,368	6,811	1,032
Accumulated other comprehensive income		1,067	1,313	199
Retained earnings		413,534	648,752	98,296

Total shareholders’ equity		1,324,139	1,654,856	250,736

Total liabilities and shareholders’ equity		1,512,516	1,988,010	301,213

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

					Accumulated
	Common shares				other		Total
	Number		Additional	Statutory	comprehensive	Retained	shareholders’
	of shares	Par value	paid-in capital	reserves	income	earnings	equity
		RMB	RMB	RMB	RMB	RMB	RMB
		(in thousands, except share data)

Balance as of January 1, 2008	56,519,471	47	894,019	5,991	680	225,798	1,126,535

Exercise of share options	132,322	0	2,147	—	—	—	2,147
Share-based compensation	—	—	27,434	—	—	—	27,434
Repurchase and retirement of common shares	(273,654)	(0)	(6,248)	—	—	—	(6,248)
Appropriation of statutory reserves	—	—	—	956	—	(956)	—
Currency translation adjustments	—	—	—	—	374	—	374
Net income	—	—	—	—	—	76,601	76,601

Balance as of December 31, 2008	56,378,139	47	917,352	6,947	1,054	301,443	1,226,843

Exercise of share options	167,120	0	5,062	—	—	—	5,062
Share-based compensation	—	—	27,020	—	—	—	27,020
Repurchase and retirement of common shares	(1,418,400)	(1)	(47,310)	—	—	—	(47,311)
Appropriation of statutory reserves	—	—	—	421	—	(421)	—
Currency translation adjustments	—	—	—	—	13	—	13
Net income	—	—	—	—	—	112,512	112,512

Balance as of December 31, 2009	55,126,859	46	902,124	7,368	1,067	413,534	1,324,139

Exercise of share options	1,681,694	1	93,147	—	—	—	93,148
Share-based compensation	—	—	23,962	—	—	—	23,962
Repurchase and retirement of common shares	(334,604)	(0)	(21,300)	—	—	—	(21,300)
Reversal of statutory reserves	—	—	—	(557)	—	557	—
Currency translation adjustments	—	—	—	—	246	—	246
Net income	—	—	—	—	—	234,661	234,661

Balance as of December 31, 2010	56,473,949	47	997,933	6,811	1,313	648,752	1,654,856

Balance as of December 31, 2010 (US$ Note 2(c))	56,473,949	7	151,202	1,032	199	98,296	250,736

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010	2010
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	76,601	112,512	234,661	35,555
Adjustments for:
Share-based compensation	27,434	27,020	23,962	3,631
Depreciation	23,776	28,877	27,326	4,140
Amortization of intangible assets	2,243	2,314	2,061	312
Allowance (Reversal of allowance) for doubtful accounts	—	1,075	(28)	(4)
Loss due to disposal of fixed assets	915	94	61	9
Loss from foreign currency translation	17,732	234	6,848	1,038
Deferred tax expense (benefit)	3,623	(2,259)	(1,020)	(155)
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	10,182	503	(15,412)	(2,335)
(Increase) Decrease in prepayments and other current assets	(11,864)	5,097	(35,357)	(5,357)
Increase (Decrease) in accounts payable	(63)	(817)	5,657	857
Increase (Decrease) in salary and employee related accrual	(6,694)	5,725	11,448	1,734
Increase (Decrease) in taxes payable	(20,161)	2,359	13,946	2,113
Increase in advance from customers	12,104	30,638	67,914	10,290
Increase (Decrease) in other payables and accruals	(15,275)	2,463	354	54
Increase (Decrease) in other long-term assets	(686)	(1,380)	1,787	271

Net cash provided by operating activities	119,867	214,455	344,208	52,153

Cash flows from investing activities:
Purchase of short-term investments	(16,100)	(241,210)	(149,633)	(22,672)
Purchase of property and equipment	(24,336)	(28,747)	(23,253)	(3,523)
Purchase of intangible assets	(43)	(2,947)	(1,564)	(237)
Purchase of long-term investments	(7,972)	—	—	—

Net cash used in investing activities	(48,451)	(272,904)	(174,450)	(26,432)

Cash flows from financing activities:
Repurchase and retirement of common shares	(6,248)	(47,311)	(21,300)	(3,227)
Proceeds from the exercise of share options	2,147	5,062	93,148	14,113

Net cash provided by (used in) financing activities	(4,101)	(42,249)	71,848	10,886

Effect of foreign exchange rate changes on cash	(16,525)	(205)	(6,125)	(928)

Net increase (decrease) in cash	50,790	(100,903)	235,481	35,679
Cash, beginning of year	1,007,520	1,058,310	957,407	145,062

Cash, end of year	1,058,310	957,407	1,192,888	180,741

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	48,735	34,417	49,519	7,503

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(788)	(991)	(989)	(144)

Supplemental disclosure of non-cash activities:
Restricted cash related to the exercise of share options	—	—	44,888	6,801
The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
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
The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC” or “China”) and is principally engaged in recruitment related advertising services, including Internet recruitment services and the production of a city-specific publication of advertisement listings as newspaper inserts. The Group also provides other human resource related services, such as business process outsourcing, training and executive search.
2. PRINCIPAL ACCOUNTING POLICIES
(a) Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management estimates include those related to accounts receivable allowances, fair values of options to purchase the Company’s common shares and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.
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
The Company has adopted Accounting Standards Codification (“ASC”) 810 “Consolidation” for all periods presented. It requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Prior to January 1, 2010, in determining whether the Company or its subsidiary is the primary beneficiary of a VIE, the Company considered whether it has the rights to a majority of the economic benefits and obligation to absorb a majority of the expected losses. Effective January 1, 2010, the Company also considered whether it has the power to direct activities that are significant to the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
As of December 31, 2009 and 2010 and for all years presented, the Company is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any ownership interest in the VIE subsidiaries, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. As a result of the Company’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 15 for further discussion. The adoption of the new consolidated guidance effective January 1, 2010 did not impact the Company’s financial statements.
Run An holds Internet content provider and human resource service licenses and is also licensed to provide training services. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of the Company. As of December 31, 2010, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB1,380.
Qian Cheng holds an advertisement license necessary for recruitment advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2010, the registered capital of Qian Cheng was RMB1,500 and its accumulated loss was RMB770.
RAL holds a permit issued by the Shanghai human resources and social security bureau which allows it to conduct human resource related business including the collection and launch of, and consulting services related to human resource supply and demand information (online human resource intermediary service). RAL also obtained a permit from the Shanghai municipal telecommunications administration bureau that allows it to provide Internet information services that do not relate to news, publishing, education, healthcare, medicine and medical appliances. RAL conducts the Group’s other human resource related services and operates as an Internet content provider. RAL is wholly owned by Run An. As of December 31, 2010, the registered capital of RAL was RMB1,000 and its accumulated loss was RMB207.
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

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
(c) Foreign Currencies
The Group’s functional and reporting currency is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations. The exchange differences for translation of group companies’ balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders’ equity in the consolidated financial statements.
The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.6000 on December 30, 2010, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2010, or at any other rate.
(d) Cash and Restricted Cash
Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2009 and 2010 are amounts denominated in United States dollars totaling US$26,384 and US$42,695, respectively (equivalent to approximately RMB180,155 and RMB282,756, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2009 and 2010, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.
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
Long-term investments consisted of non-interest bearing loans to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services company in China. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company (Note 11). The repayment dates of these loans are August 30, 2017 and August 30, 2018. As a condition for issuance of the loan, the Company has the right to acquire common stock for up to 40% of Area Link’s share capital in lieu of repayment at the Company’s request. The investment is carried at original cost less impairment, if any. At December 31, 2010, the carrying amount of the loans would enable the Company to acquire 26% of Area Link’s share capital in lieu of repayment. The investment is subject to a periodic impairment review whenever circumstances indicate the carrying value of the long-term investment may not be recoverable.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
(g) Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

Estimated useful lives
Land use rights	42.25 to 50 years
Building	20 years
Leasehold improvements	Lesser of the lease period or the estimated useful life
Electronic equipment*	3 to 5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Other assets	5 years

*	Beginning July 1, 2009, the Company reduced the useful life of certain office electronic equipment, such as computers, printers and facsimile machines, from five years to three years with no residual value due to an increase in replacement frequency. The change was applied prospectively and resulted in an increase of RMB4,045 in depreciation expense for the year ended December 31, 2009.
(h) Intangible Assets
Intangible assets include purchased computer software and licenses and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years.
(i) Impairment of Long-Lived Assets
The Group has adopted ASC 360 “Property, Plant and Equipment,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in 2008, 2009 and 2010.
(j) Revenue Recognition
Online Recruitment Services Revenues
The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 “Revenue Recognition” (“ASC 605”) are met. For a transaction involving multiple services, the Company recognizes revenue at relative fair value which is determined based on the Company’s regular selling prices charged in unbundled arrangements. Cash received in advance of services are recognized as advance from customers.
Print Advertising Revenues
The Group provides recruitment advertising services through a weekly newspaper which is distributed in various cities of the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 are met. Cash received in advance of services are recognized as advance from customers.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
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
(k) Cost of Services
Cost of services consist primarily of payroll compensation and related employee costs, printing and publishing expenses, subcontracting fees and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.
(l) Sales and Marketing Expenses
Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations when incurred and totaled RMB45,002, RMB32,022 and RMB58,332 for the years ended December 31, 2008, 2009 and 2010, respectively.
(m) Share-Based Compensation
The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.
For the years ended December 31, 2008, 2009 and 2010, the fair value of options granted was estimated with the following assumptions:

	2008	2009	2010
Risk-free interest rate	2.57%-2.80%	1.70%	0.87%-2.26%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	50%-55%	60%	50%
Weighted average of fair value per option at grant date	RMB24.40	RMB12.70	RMB24.96

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
(n) Operating Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(o) Taxation
The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
The Company adopted ASC 740-10-25 “Income Taxes — Overall — Recognition” to account for uncertainties in income taxes effective January 1, 2007. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2009 and 2010, the Company did not have any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.
(p) Statutory Reserves
With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to make an appropriation of retained earnings as statutory common reserve fund equal to 10% of after-tax profit, calculated in accordance with PRC accounting standards and regulations. Appropriations are classified in the consolidated balance sheet as statutory common reserve fund, and are recorded beginning in the first period in which after-tax profits exceed all prior year accumulated losses. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund can be used to increase the registered capital and eliminate future losses of the respective companies. The Group’s statutory common reserve fund is not distributable to shareholders except in the event of liquidation. During the years ended December 31, 2008, 2009 and 2010, the Group’s subsidiaries made total appropriations to their statutory common reserve fund of RMB796, RMB364 and RMB250, respectively. During the year ended December 31, 2010, the Group also made a reversal of RMB546 from the common statutory reserve fund to retained earnings due to the closure of two subsidiaries.
In addition, with the exception of Tech JV, Wang Ju, WFOE and Wang Jin Information Technology (Shanghai) Co., Ltd., all subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to set aside at least 5% of after-tax profit, calculated in accordance with PRC accounting standards and regulations, to the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations to their statutory common welfare fund of RMB160, RMB57 and nil for the years ended December 31, 2008, 2009 and 2010, respectively. During the year ended December 31, 2010, the Group also made a reversal of RMB261 from the statutory common welfare fund to retained earnings due to the closure of two subsidiaries.
Tech JV and Wang Ju are required on an annual basis to make appropriations of retained earnings, calculated in accordance with PRC accounting standards and regulations, to non-distributable statutory reserves, comprising of enterprise statutory reserve, employees’ bonus and welfare fund and enterprise expansion fund. The percentages of the appropriation are determined by the boards of directors of Tech JV and Wang Ju. During the years ended December 31, 2008, 2009 and 2010, Tech JV and Wang Ju did not make any appropriations to these statutory reserves.
Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.
There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
(q) Dividend
Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(p)). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB518,158, or 31.3% of total consolidated net assets, as of December 31, 2010. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent. Condensed parent company data is contained in Financial Statement Schedule I.
(r) Earnings Per Share
In accordance with ASC 260 “Earnings Per Share,” basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of outstanding share options (using the treasury stock method).
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
(u) Stock Repurchase
When the Company’s common shares are repurchased for retirement, the excess of cost over par value is charged entirely to additional paid-in capital.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
(v) Recent Accounting Pronouncements
In October 2009, the FASB issued ASU 2009-13 and ASU 2009-14, which amend ASC 605-25 “Revenue Recognition — Multiple Arrangements” and provide new guidance for revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements. These ASUs address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. These ASUs are effective for fiscal years beginning on or after June 15, 2010. However, companies may be able to adopt as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The guidance is applicable to the Company effective January 1, 2011. The Company does not expect the adoption of this ASU will have a material impact on its financial statements.
In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 “Fair Value Measurements and Disclosures” to require a number of additional disclosures regarding (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of this ASU will have a material impact on its financial statements.
In February 2010, the FASB issued ASU 2010-11, which eliminated inconsistencies and outdated provisions and provided the needed clarifications to various topics within ASC 815 “Derivatives and Hedging.” The amendments are effective for the first period beginning after February 2, 2010, except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganizations should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For the reorganizations reflected in interim financial statements issued before the effectiveness of the amendments in this ASU, retrospective application is required. The clarifications of the guidance on the embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts containing embedded derivative features at the date of adoption. The adoption of this ASU did not have a material impact on the Company’s financial statements.
In April 2010, the FASB issued ASU 2010-13, which updates the guidance in ASC 718 “Compensation — Stock Compensation” to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The guidance is applicable to the Company effective January 1, 2011. The Company does not expect the adoption of the amended guidance will have a material impact on its financial statements.
3. ACCOUNTS RECEIVABLE

	2009	2010
	RMB	RMB
Accounts receivable	20,566	35,351
Less: Allowance for doubtful accounts	(2,620)	(1,965)

	17,946	33,386

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
The movement of allowance for doubtful accounts is analyzed as follows:

	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of period	3,879	2,783	2,620
Additions	—	1,075	—
Reversals	—	—	(28)
Collections	(143)	—	—
Write-offs	(953)	(1,238)	(627)

Balance at end of period	2,783	2,620	1,965

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2009	2010
	RMB	RMB
Rental and other deposits	1,972	2,931
Prepayments for rental and others	5,639	6,628
Employee advances	1,725	3,138
Payments made on behalf of customers	11,869	47,660
Prepaid insurance premium	2,245	1,945
Interest income receivable	4,191	4,399
Prepaid business tax	11,340	7,504
Others	918	1,051

Total	39,899	75,256

5. PROPERTY AND EQUIPMENT

	2009	2010
	RMB	RMB
Land and building	170,274	193,767
Leasehold improvements	12,052	12,778
Electronic equipment	69,159	80,417
Furniture and fixtures	10,325	10,276
Motor vehicles	4,991	4,764
Other assets	3,759	9,109
Less: accumulated depreciation	(88,617)	(108,412)

Net book value	181,943	202,699

Depreciation expense was RMB23,776, RMB28,877 and RMB27,326 for the years ended December 31, 2008, 2009 and 2010, respectively. Loss due to disposal of fixed assets was RMB915, RMB94 and RMB61 for the years ended December 31, 2008, 2009 and 2010, respectively.
6. INTANGIBLE ASSETS

	2009	2010
	RMB	RMB
Computer equipment software	18,097	19,290
Acquired training licenses	6,571	3,522
Internally developed software	1,569	—
Less: accumulated amortization	(20,936)	(18,007)

Net book value	5,301	4,805

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
Amortization expense was RMB2,243, RMB2,314 and RMB2,061 for the years ended December 31, 2008, 2009 and 2010, respectively.
The Company will record estimated amortization expenses of RMB1,460, RMB1,252, RMB1,234, RMB707 and RMB152 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.
7. OTHER PAYABLES AND ACCRUALS

	2009	2010
	RMB	RMB
Professional service fees	3,748	3,804
Office expenses	3,512	3,926
Deposit from customers	4,418	6,617
Revenue from newspaper sales collected on behalf of newspaper contractors	625	495
Payables to employees related to net proceeds from share options exercised	2,257	34,735
Others	842	914

Total	15,402	50,491

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
China
In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) effective January 1, 2008. The EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign-invested enterprises. However, the EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws, to gradually increase their rates to 25%. Under this grandfather provision, the Group’s entities of Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, Tech JV and Wang Cai AdCo incorporated in Shanghai’s Pudong area, and the branches of Tech JV and Wang Cai AdCo located in Shenzhen were subject to an enterprise income tax (“EIT”) rate of 18% in 2008, 20% in 2009 and 22% in 2010, which is to be increased to 24% in 2011 and 25% in 2012.
In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15% through 2011. Therefore, Tech JV’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities, effective retroactively as of January 1, 2009. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign investment enterprise (“FIE”) to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2010, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China.
Composition of Income Tax Expense
The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
	RMB	RMB	RMB
Current income tax expense	27,553	34,464	58,101
Deferred tax expense (benefit)	3,623	(2,259)	(1,020)

Income tax expense	31,176	32,205	57,081

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate
Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(6%)	(8%)	(8%)
Non-deductibility of expenses incurred outside the PRC	10%	5%	3%
Other permanent differences	2%	1%	1%
Reversal of valuation allowance	(2%)	(1%)	(1%)

Effective EIT rate of the Group	29%	22%	20%

Significant components of deferred tax assets and liabilities as of December 31, 2009 and 2010 are as follows:

	2009	2010
	RMB	RMB
Deductible temporary differences related to other payables and accruals	4,522	6,404
Deductible temporary differences related to provision for doubtful accounts	575	426

Total current deferred tax assets	5,097	6,830
Less: Valuation allowance	(115)	(81)

Net current deferred tax assets	4,982	6,749

Tax loss carryforwards	2,310	1,527

Total non-current deferred tax assets	2,310	1,527
Less: Valuation allowance	(2,025)	(1,417)

Net non-current deferred tax assets	285	110

Total deferred tax assets	5,267	6,859

Taxable temporary differences related to depreciation period	(1,011)	(1,583)

Total non-current deferred tax liabilities	(1,011)	(1,583)

Total deferred tax liabilities	(1,011)	(1,583)

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
As of December 31, 2009 and 2010, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not have been realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2008, 2009 and 2010 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB624 as of December 31, 2010 will expire beginning 2014.
The following represents a roll-forward of the valuation allowance for each of the years:

	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of period	6,505	2,100	2,140
Additions	347	492	5
Reversals	(4,752)	(452)	(647)

Balance at end of period	2,100	2,140	1,498

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
The following table summarizes the Company’s share option activities for the year ended December 31, 2010:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic value
	of shares	price		life (years)	(thousands)
Outstanding at January 1, 2010	4,464,672	US$	7.45
Granted	1,210,512	US$	9.22
Exercised	(1,681,694)	US$	8.26
Forfeited	(237,040)	US$	6.00

Outstanding at December 31, 2010	3,756,450	US$	7.75	3.78	US$	63,404

Vested and expected to vest at December 31, 2010	3,488,312	US$	7.78	3.72	US$	58,748

Exercisable at December 31, 2010	1,527,148	US$	7.76	2.58	US$	25,751

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2010 and the exercise price for in-the-money options.
The total intrinsic value of options exercised for the three years ended December 31, 2008, 2009 and 2010 was RMB1,890, RMB4,717 and RMB120,424 (US$18,246), respectively.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
As of December 31, 2010, there was RMB43,091 (US$6,529) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.64 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2010, total cash received from the exercise of share options amounted to RMB93,149 (US$14,113).
A summary of non-vested share option activity for the year ended December 31, 2010 is presented below:

		Weighted
		average
	Number	grant-date
	of shares	fair value
Non-vested at January 1, 2010	2,230,409	US$	2.98

Granted	1,210,512	US$	9.22
Vested	(974,579)	US$	3.29
Forfeited	(237,040)	US$	2.73

Non-vested at December 31, 2010	2,229,302	US$	3.30

Expected to vest at December 31, 2010	1,961,164	US$	3.33

There were no capitalized share-based compensation costs for the years ended December 31, 2008, 2009 and 2010. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2008, 2009 and 2010, totaled RMB27,434, RMB27,020 and RMB23,962 (US$3,631), respectively. The total fair value of share options vested during the year ended December 31, 2008, 2009 and 2010 was RMB23,851, RMB29,297 and RMB21,153 (US$3,205), respectively.
10. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to RMB52,632, RMB58,932 and RMB64,684 for the years ended December 31, 2008, 2009 and 2010, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.
11. RELATED PARTY TRANSACTION
In August 2007, the Company entered into a cooperation agreement with Recruit, which is a shareholder of the Company, to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, the Company may provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link’s share capital. The Company provided financing in the amount of RMB7,972, nil and nil in 2008, 2009 and 2010, respectively, to Area Link under the cooperation agreement.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
12. EARNINGS PER SHARE
Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2008, 2009 and 2010 as follows:

	2008	2009	2010
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income	76,601	112,512	234,661

Denominator:

Denominator for basic earnings per share — weighted average common shares outstanding	56,581,719	55,559,252	55,485,256
Effect of dilutive share options	127,794	209,614	1,329,247

Denominator for diluted earnings per share	56,709,513	55,768,866	56,814,503

Basic earnings per share	1.35	2.03	4.23

Diluted earnings per share	1.35	2.02	4.13

The Company excluded outstanding share options of 3,164,709 in 2008, 3,688,627 in 2009 and 1,341,778 in 2010 from the calculation of diluted earnings per common share because the exercise prices of these share options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.
13. COMMITMENTS AND CONTINGENCIES
Publication Fee and Operating Lease Commitments
The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Publication	Operating lease —	Operating lease —
	fees	Office premises	Others	Total
	RMB	RMB	RMB	RMB
2011	27,626	21,621	2,017	51,264
2012	2,488	15,457	1,193	19,138
2013	1,164	10,555	36	11,755
2014	—	185	20	205
2015	—	46	—	46

	31,278	47,864	3,266	82,408

Rental expenses for the years ended December 31, 2008, 2009 and 2010 were RMB28,872, RMB34,501 and RMB33,204, respectively.
Contractual Purchase Obligations
The Group’s contractual purchase obligations consist of agreements to purchase advertising services from outdoor and Internet media companies. Future minimum payments with respect to these agreements for the twelve months ending December 31, 2011 are RMB7,505.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
Contingencies
There are uncertainties regarding the legal basis of the Group’s ability to operate the Internet content service. Although the PRC has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries as well as certain sectors of the human resource service industries remain highly regulated. Not only are restrictions currently in place, but also regulations are unclear regarding in what specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Group might be required to limit the scope of its operations in the PRC, and this could have an adverse effect on the Group’s financial position, results of operations and cash flows.
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
14. FINANCIAL INSTRUMENTS
Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, accounts receivable, long-term investments and payables. In accordance with ASC 820, cash, restricted cash, accounts receivable and payables are classified within Level 1 and their carrying values approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of time deposits, are classified within Level 1 and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Long-term investments, which consist of non-interest bearing loans to Area Link, are classified within Level 1 and the carrying values approximated their estimated fair values based on loan characteristics.
15. CERTAIN RISKS AND CONCENTRATION
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, short-term and long-term investments, and accounts receivable. As of December 31, 2009 and 2010, substantially all of the Group’s cash and short-term investments were held in major financial institutions located in the United States, the PRC and Hong Kong which management believes are of high credit quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.
The Group’s sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China.

51JOB, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$, except share and per share data)
The Group is subject to regulatory risks, which include the interpretation of current tax laws, the legality of its corporate structure and the scope of its operations in the PRC, which may result in limitations on the Group’s ability to conduct business in the PRC. In addition, the Group conducts some of its operations in China through three variable interest entities and consolidates them pursuant to a series of contractual arrangements. If the PRC government finds that these contractual arrangements do not comply with applicable laws and regulations, it may require the Group to restructure its operations entirely. The Group’s business, operating results and financial condition could also be materially and adversely affected by significant political, economic and social uncertainties in the PRC.
No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2008, 2009 and 2010. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2009 and 2010.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$ (Note 4)
		(in thousands)

Net revenues		—	—	—	—

Cost of services		—	—	—	—

Gross profit		—	—	—	—

Total operating expenses		(30,247)	(28,760)	(24,434)	(3,702)

Loss from operations		(30,247)	(28,760)	(24,434)	(3,702)
Equity in profit of subsidiary companies, net	1	118,380	141,198	265,623	40,246
Loss from foreign currency translation		(17,317)	(215)	(6,673)	(1,011)
Interest income		5,851	376	260	39
Other expense		(66)	(87)	(115)	(17)

Income before income tax expense		76,601	112,512	234,661	35,555
Income tax expense		—	—	—	—

Net income for the year		76,601	112,512	234,661	35,555

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2010

	Note	2009	2010	2010
		RMB	RMB	US$ (Note 4)
		(in thousands, except share and per share data)
ASSETS

Current assets:
Cash		177,266	243,229	36,853
Restricted cash		—	34,411	5,214
Receivables due from related parties	2	3,467	3,350	507
Prepayments and other current assets		70	44	7

Total current assets		180,803	281,034	42,581

Long term receivables due from related parties	2	318,403	318,403	48,243
Long-term investments	3	15,912	15,433	2,338
Investment in subsidiaries	1	814,777	1,080,281	163,679

Total non-current assets		1,149,092	1,414,117	214,260

Total assets		1,329,895	1,695,151	256,841

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties	2	2,911	4,773	723
Other payables and accruals		2,845	35,522	5,382

Total current liabilities		5,756	40,295	6,105

Total liabilities		5,756	40,295	6,105

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,126,859 and 56,473,949 shares issued and outstanding as of December 31, 2009 and 2010, respectively)		46	47	7
Additional paid-in capital		902,124	997,933	151,202
Accumulated other comprehensive income		1,067	1,313	199
Retained earnings, including statutory reserves		420,902	655,563	99,328

Total shareholders’ equity		1,324,139	1,654,856	250,736

Total liabilities and shareholders’ equity		1,329,895	1,695,151	256,841

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010	2010
	RMB	RMB	RMB	US$ (Note 4)
	(in thousands)

Net cash provided by operating activities	548	1,693	239	36

Net cash used in investing activities	(7,972)	—	—	—

Net cash provided by (used in) financing activities	(4,101)	(42,249)	71,849	10,886

Effect of foreign exchange rate changes on cash	(16,484)	(215)	(6,125)	(928)

Net increase (decrease) in cash	(28,009)	(40,771)	65,963	9,994
Cash, beginning of year	246,046	218,037	177,266	26,859

Cash, end of year	218,037	177,266	243,229	36,853

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
1. BASIS OF PRESENTATION
The condensed financial statements of 51job, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.
The Company is generally a holding company of certain subsidiaries and variable interest entities (collectively “Subsidiaries”). The Company records it investment in its Subsidiaries under the equity method of accounting as prescribed in Accounting Standards Codification (“ASC”) 323 “Investments — Equity Method and Joint Ventures.” Such investment is presented on the balance sheet as “Investment in subsidiaries” and 100% of the Subsidiaries’ profit or loss as “Equity in profit of subsidiary companies, net” on the statement of operations.
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
2. RELATED PARTY BALANCES
Balances with related parties for the periods indicated are as follows:

	2009	2010
	RMB	RMB
Receivables due from related parties:
51net HR	746	722
51net Beijing	52	50
51net.com Inc.	2,669	2,578

	3,467	3,350

Long term receivables due from related parties:
51net.com Inc.	318,403	318,403

	321,870	321,753

Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	529	713
Shanghai Qianjin Advertising Co., Ltd.	2,382	4,060

	2,911	4,773

The amounts due from 51net.com Inc. relate to cash payments made by the Company to 51net.com Inc. for investment in the Company’s PRC entities. The amounts are unsecured, non-interest bearing and have no definite terms.
3. LONG-TERM INVESTMENTS
Long-term investments consisted of non-interest bearing loans to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services company in China. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company. The repayment dates of these loans are August 30, 2017 and August 30, 2018. As a condition for issuance of the loan, the Company has the right to acquire common stock for up to 40% of Area Link’s share capital in lieu of repayment at the Company’s request. The investment is carried at original cost less impairment, if any. At December 31, 2010, the carrying amount of the loans would enable the Company to acquire 26% of Area Link’s share capital in lieu of repayment. The investment is subject to a periodic impairment review whenever circumstances indicate the carrying value of the long-term investment may not be recoverable.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
51JOB, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of RMB and US$ unless otherwise stated)
4. FOREIGN CURRENCIES
The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.6000 on December 30, 2010, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2010, or at any other rate.