Form 20-F
period 2011-12-31
51JOB, INC.
filed 2012-04-12
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

56,981,341 common shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.2939 to US$1.00 on December 30, 2011. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and audited consolidated balance sheet data as of December 31, 2010 and 2011.

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

•                       fluctuations in general economic conditions; and

•                       other risks outlined in our filings with the Securities and Exchange Commission, or the SEC, including this annual report on Form 20-F and any amendments thereto.

These risks are not exhaustive. You should read these statements in conjunction with the risks disclosed in “Item 3. — Key Information — Risk Factors” of this annual report and other risks outlined in our other filings with the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.                                    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                    KEY INFORMATION

A.                Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Selected Consolidated Statement of Operations Data:
Revenues:
Online recruitment services	282,688	312,121	332,987	543,045	803,004	127,585
Print advertising	430,621	359,234	279,467	277,645	208,365	33,106
Other human resource related revenues	130,957	189,062	204,666	269,305	358,730	56,996
Total revenues	844,266	860,417	817,120	1,089,995	1,370,099	217,687
Net revenues	799,284	815,478	773,947	1,032,219	1,299,678	206,498
Cost of services(1)	(349,022)	(377,487)	(305,722)	(345,865)	(370,661)	(58,892)
Gross profit	450,262	437,991	468,225	686,354	929,017	147,606
Operating expenses(1):
Sales and marketing	(181,230)	(215,228)	(214,400)	(277,543)	(329,466)	(52,347)
General and administrative	(128,347)	(125,981)	(133,511)	(136,647)	(158,355)	(25,160)
Total operating expenses	(309,577)	(341,209)	(347,911)	(414,190)	(487,821)	(77,507)
Income from operations	140,685	96,782	120,314	272,164	441,196	70,099
Income before income tax expense	148,979	107,777	144,717	291,742	467,564	74,288
Income tax expense	(45,402)	(31,176)	(32,205)	(57,081)	(81,056)	(12,878)
Net income	103,577	76,601	112,512	234,661	386,508	61,410
Earnings per share:
Basic	1.84	1.35	2.03	4.23	6.81	1.08
Diluted	1.83	1.35	2.02	4.13	6.54	1.04
Earnings per ADS(2):
Basic	3.68	2.71	4.05	8.46	13.62	2.16
Diluted	3.66	2.70	4.03	8.26	13.09	2.08

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	1,007,520	1,058,310	957,407	1,192,888	783,699	124,517
Short-term investments	—	16,100	257,310	406,943	1,270,343	201,837
Total current assets	1,075,288	1,141,252	1,277,544	1,760,110	2,312,891	367,481
Total non-current assets	227,878	233,117	234,972	227,900	245,145	38,950
Total assets	1,303,166	1,374,369	1,512,516	1,988,010	2,558,036	406,431
Liabilities:
Total current liabilities	176,115	146,796	187,366	331,571	450,489	71,576
Total non-current liabilities	516	730	1,011	1,583	1,972	313
Total liabilities	176,631	147,526	188,377	333,154	452,461	71,889
Total shareholders’ equity	1,126,535	1,226,843	1,324,139	1,654,856	2,105,575	334,542
Total liabilities and shareholders’ equity	1,303,166	1,374,369	1,512,516	1,988,010	2,558,036	406,431

(1)             Share-based compensation was included in the consolidated statement of operations data as follows:

	For the year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(4,931)	(4,564)	(4,360)	(4,082)	(6,084)	(967)
Operating expenses:
Sales and marketing	(4,241)	(3,923)	(3,748)	(3,509)	(5,230)	(831)
General and administrative	(20,479)	(18,947)	(18,912)	(16,371)	(26,660)	(4,236)

(2)             Each ADS represents two common shares.

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.2939 to US$1.00 on December 30, 2011. The noon buying rate on April 6, 2012 was RMB6.3052 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 6)	6.3052	6.3021	6.3123	6.2975

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

In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals, newspapers, dedicated recruitment advertising websites and publications, professional and social networking websites, and other human resource services providers who may enter the market for any or all of our services. For example, Baidu, Inc., a leading Chinese language Internet search provider, introduced an online recruitment website called Baijob in January 2011. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that there are relatively low existing penetration rates in our markets, and that competitors could acquire significant numbers of customers and establish significant market share within a relatively short period of time. Furthermore, the newspaper and print media industry in China is highly regulated at present which may have the effect of limiting competition and keeping prices, including print advertising prices, at higher levels. Any deregulation of the print media industry may result in increased competition and a material decrease in advertising rates, including the prices we charge for our print advertising services. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

A slowdown or adverse development in the PRC economy may have a material and adverse impact on our customers, demand for our services and our business.

Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on print advertising, online recruitment services and other human resource related services. For example, due to the impact of the global economic and financial market crisis and slowdown in China, we experienced a significant reduction in customer demand for our recruitment advertising services, which led to a decrease in sales for our print advertising business and a lower growth rate for our online recruitment services business in the second half of 2008 and the first half of 2009. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our recruitment advertising businesses.

We believe that the use of advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. As a result, we face challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our recruitment advertising businesses.

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

Any failure by us to manage the progressing shift in user habits and advertising expenditures from print to online media could materially and adversely affect our overall results of operations.

We have historically generated a meaningful portion of our revenues from our print advertising business, which accounted for 34.2% of our revenues in 2009, 25.5% of our revenues in 2010 and 15.2% of our revenues in 2011. Since 2008, we have experienced a decrease in our print advertising revenues, impacted by a decline in market demand resulting from the global economic and financial market crisis and the slower economic growth in China in 2008 and 2009, as well as the ongoing, progressive shift in user habits and advertising expenditures from print to online media. Since 2010, we have discontinued print advertising operations in 11 cities, and we are allocating greater resources to focus on our online recruitment and business process outsourcing businesses. If we are not able to generate sufficient revenues from our online recruitment services or other businesses to offset the loss of revenues from our print advertising business, our overall results of operations could be materially and adversely affected.

We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.

In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses. We are, and will continue to be, dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper.

The term of our agreements with local newspaper contractors is generally two years or less. In addition, certain of these agreements are subject to early termination by either party on various grounds. We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that:

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

In addition, we may experience lower levels of readership and circulation if we lose the support of a local newspaper contractor or change the newspaper contractor in one of our markets. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of 51job Weekly and materially and adversely affect our print advertising business.

Due to seasonal variations in demand for human resource services, we experience material fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.

We experience material fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in the periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, we historically experience an increase in recruitment activity. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We also have observed seasonal campus recruitment activity by employers in the fourth quarter of each year but a general slowdown in overall recruitment activity at calendar year end. Due to these factors, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

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

Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. We rely heavily on his management skills and his expertise in consumer products, marketing and technology. We do not maintain key man life insurance on any of our senior management or key personnel. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.

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

We have grown significantly since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. For example, we plan to triple the size of our national sales and customer service call center in Wuhan in 2013 with the purchase of an additional building. If we are unable to properly manage our operations or our services in existing markets, or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.

If we are unable to successfully detect and prevent criminal actions or fraud perpetrated on us, we may be subject to liability and financial loss.

The management of our business process outsourcing services involves the collection of payments from our customers and the disbursement of funds on their behalf by our employees and agents. In addition, due to the difference in timing between cash receipts and remittances, we may receive from time to time short-term deposits and advances in client funds and/or make short-term prepayments on behalf of our customers to be reimbursed to us. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. For example, we identified some irregularities, non-compliance to contract terms and misappropriation of funds by a third party in Beijing in 2007. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.

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

In August 2007, we entered into an agreement with our shareholder, Recruit Co., Ltd., or Recruit, a privately held human resource and information services company in Japan, to form a new company under Area Link Co., Ltd., or Area Link, which is a holding company affiliated with Recruit, to provide coupon advertising services in China. Under the terms of the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital. Because we lack experience and expertise in operating coupon advertising services, we rely on Recruit to manage this business. During our periodic review of these investments in Area Link in the second quarter of 2011, we determined that the carrying value of these investments were not recoverable due to changing market conditions and operational developments. As a result, we recognized a loss from impairment of RMB15.1 million (US$2.4 million), the total amount of our investments. If we choose to develop or introduce other new products and services outside of the human resource services industry in China in the future, we cannot assure you that we will be able to do so on a commercially viable basis or in a timely manner, or at all. If any of our efforts to begin or operate a business outside of the human resource services industry are not successful, our financial condition and results of operations may be materially and adversely affected.

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

As of March 31, 2012, the following shareholders beneficially owned 36.3 million common shares:

•                       Recruit, which beneficially owned 23.4 million common shares, or approximately 41% of our outstanding common shares, and which is affiliated with Hisayuki Idekoba, one of our directors; and

•                       Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 22% of our outstanding common shares.

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

The Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. As a result, some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen were subject to an EIT rate of 18% in 2008, 20% in 2009, 22% in 2010 and 24% in 2011, which is to be increased to 25% in 2012. In December 2009, our subsidiary, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15% through 2011. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in the future. Tech JV will undergo a review with local tax authorities to renew its preferential tax status in 2012. In addition, there are uncertainties on how the EIT Law and its implementation rules will be enforced, and whether its future implementation may be consistent with its current interpretation. If the EIT rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially and adversely affected.

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

In addition, the State Council of PRC issued the Notice Regarding Unifying Rules of City Maintenance and Construction Tax and Education Expenses Surtax Applicable to Foreign-invested Enterprises and Domestic Enterprises and Individuals on October 18, 2010, or the State Council Notice No. 35. Under the State Council Notice No. 35, starting from December 1, 2010, the Interim Measures on City Maintenance and Construction Tax promulgated by the State Council in 1985 and the Interim Rules on Levying Education Expenses Surtax promulgated by the State Council in 1986, and relevant rules and measures promulgated thereafter shall also apply to foreign-invested enterprises, foreign enterprises and foreign individuals, including our entities Qian Cheng Wu You Network Information (Beijing) Co., Ltd., or WFOE, Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, and Tech JV. Both city maintenance and construction tax and education expenses surtax are levied based on the value-added tax, consumer tax and business tax actually paid by the taxpayer. Depending on the location of the taxpayer, the tax rate of city maintenance and construction tax applicable could be 7%, 5% or 1%, and the tax rate of the education expense surtax applicable is currently 3%.

We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.

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

We do not believe that the transfer of our common shares or ADSs by our non-PRC shareholders would be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our common shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial condition or results of operations. For example, we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. — Controls and Procedures.”

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

Our business could be adversely affected by the effects of H1N1 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Restrictions on travel resulting from any prolonged outbreak of H1N1 flu, avian flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, SARS or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future epidemic.

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

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2011, although there can be no assurance in this regard. However, we believe that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2011, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from those of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2011 and any taxable year thereafter.

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

The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction was subsequently relaxed and foreign persons are now permitted to wholly own advertising entities in China. In addition, until November 2003, there were no PRC laws or regulations explicitly prohibiting or limiting foreign ownership in entities providing human resource related services. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003 and this ownership limitation has been increased to 70% since August 2006.

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

We rely on agreements with Qian Cheng, Run An and their respective shareholders to receive all of the beneficial interest of these entities.

PRC laws and regulations limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues. The minority interests in Tech JV, AdCo and the AdCo Subsidiaries, which are direct or indirect subsidiaries of Tech JV, are held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Beijing Run An Information Consultancy Co., Ltd., or Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company. Through agreements with Qian Cheng, Run An and their respective shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng and Run An. As a result, we consolidate all of these interests for U.S. GAAP reporting purposes.

As we rely on the agreements with Qian Cheng and Run An to receive all their economic benefits, a significant disruption in these contractual relationships as a result of governmental sanction or otherwise could result in our being required to restructure our operations which could result in a significant expenditure of resources. In addition, if we are unable to consolidate the minority interests in Tech JV, AdCo and the AdCo Subsidiaries, our results of operations would reflect Qian Cheng’s minority interest in these entities which, if not otherwise consolidated, would result in a significant reduction in our reported net income. For a description of our contractual arrangements with these entities, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

Our contractual arrangements with Qian Cheng may not be as effective in providing operational control as direct ownership of this business.

We rely on our contractual arrangements with Qian Cheng, in which we have no direct ownership interest, to realize all of the economic rewards from Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. Our contractual arrangements with Qian Cheng and its shareholders may not be as effective as direct ownership in providing control over their operations. Qian Cheng and its shareholders may refuse to make payments or otherwise refuse to perform their contractual obligations necessary for us to realize the economic rewards relating to Qian Cheng’s minority interests in Tech JV, AdCo and the AdCo Subsidiaries. In addition, the contractual arrangements which provide us with the substantial ability to control Qian Cheng may be unenforceable and its shareholders may refuse to renew these contractual arrangements. In any such event, we will have to rely on the PRC legal system to enforce our rights. In many cases, the laws and regulations governing the enforcement and performance of contractual arrangements are significantly more limited than in the United States and many other countries and may afford us little or no effective protection. If we are unable to enforce our rights, or if we suffer any significant delays or other obstacles in the process of enforcing these contractual arrangements, we may be unable to receive all of the economic rewards from Qian Cheng. As a result, we may be required to restructure our operations which would likely entail a significant expenditure of resources. We cannot assure you that any such restructuring would be effective or would not result in similar or other difficulties. For a description of these contractual arrangements, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Under equity pledge agreements, the shareholders of our Chinese affiliated entities have pledged their respective equity interests to us. On March 16, 2007, the PRC Property Law was promulgated and took effect on October 1, 2007. According to the PRC Property Law, a pledge of the equity interest of a company in China cannot be legally established until it is duly registered with the relevant administration of industry and commerce. On September 1, 2008, the Measures on Registration of Pledge of Equity Interest with the Administration of Industry and Commerce was promulgated by the PRC State Administration of Industry and Commerce and took effect on October 1, 2008, which contains the procedure for registration of a pledge of the equity interest of a company. Because the pledges under the equity pledge agreements between WFOE and the shareholders of Qian Cheng and Run An were entered into prior to the effective date of these measures, the pledge agreements have not yet been registered with the relevant administration of industry and commerce, and as such, we cannot assure you about the effectiveness of these pledges. We are making efforts to register the pledges with the administration.

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

Risks Related to Doing Business in China

Our business could be affected by changes in China’s economic, political or social conditions or government policies.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, to restrain inflation and prevent the economy from overheating, the PRC government has instituted from time to time a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries. However, in response to the impact of the global economic and financial market crisis which slowed China’s economic growth rate to 6.8% in the fourth quarter of 2008 and 6.1% in the first quarter of 2009, the PRC government loosened macroeconomic measures and monetary policies and announced an economic stimulus package of RMB4 trillion in November 2008. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. For example, the PRC government could determine to limit the extent to which government controlled entities may use private sector businesses such as ours to service their human resource requirements. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.

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

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to improve network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MIIT Notice and submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the requirements above and fail to rectify the non-compliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. Tech JV, our operating entity which provides online recruitment services, has obtained a value-added telecommunications business operation license permitting it to provide information service via the Internet and mobile networks. We may further modify our corporate structure to comply with these requirements.

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

The Public Company Accounting Oversight Board, a U.S. regulator which oversees the inspections of audit firms which conduct audits of registrants which file financial statements with the SEC, is currently unable, due to governmental and political factors, to inspect the audit work and practices of registered audit firms in China.

Public company auditors are required by law to undergo regular Public Company Accounting Oversight Board, or PCAOB, inspections to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the audit work and practices of our auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB, due to various governmental and political factors. As a result, investors in U.S. markets who rely on audit reports from any Chinese audit firm are not able to factor the publicly reported findings of regular recurring PCAOB inspections of audit firms and their quality control practices into their decision making processes.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. In May 2007, the PRC government widened the daily trading band from 0.3% to 0.5%. The new policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar of approximately 6.5% in 2007, 6.5% in 2008, relatively unchanged in 2009, 3.3% in 2010 and 4.6% in 2011. Correspondingly, we reported a loss from foreign currency translation of RMB18.1 million in 2007, RMB17.7 million in 2008, RMB0.2 million in 2009, RMB6.8 million in 2010 and RMB9.4 million (US$1.5 million) in 2011. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our income statement and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.

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

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary or new businesses in the future, including companies incorporated in the PRC. The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, or the SAFE Rules. According to the SAFE Rules, PRC citizens and foreign citizens who reside in China are required to register with the SAFE or its local branch office before establishing or controlling any company outside of China for the purpose of financing the offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. The offshore companies are referred to in the SAFE Rules as “offshore special purpose companies.” In addition, a PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to the offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. The SAFE Rules apply retroactively. As a result, Chinese residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the applicable local SAFE authority. If any resident of China fails to register with the SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange administration rules, and therefore, may be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity.

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

On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year. Similar with the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that the SAFE deems appropriate.

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

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required for convening either an annual general meeting or an extraordinary general meeting called to vote on matters requiring the approval of two thirds of the voting shares is 20 days. The minimum notice period for other extraordinary general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2011 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

ITEM 4.            INFORMATION ON THE COMPANY

A.     History and Development of the Company

We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2011 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign investment enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:

•                       Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s one branch office, three majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;

•                       Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is allowed to conduct online advertising and holds human resource related services and value-added telecommunications services licenses;

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

•                       Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is an AdCo Subsidiary jointly owned by AdCo and Tech JV. Wang Cai AdCo and its 11 branch offices hold licenses to conduct advertising businesses;

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

Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements. As a result of these agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities. For a discussion on the contractual arrangements among our entities, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Our principal capital expenditures in 2009 totaled RMB28.7 million and consisted primarily of payments toward the purchase of office space, technology systems, network equipment and furnishings for the establishment of a new call center as well as computers, software and office equipment. Our principal capital expenditures in 2010 were RMB23.3 million and consisted of purchases of computers, network equipment, software and other intellectual property rights. In 2010, we completed the purchase of nine floors of an office building in Wuhan Optical Valley Software Park in the city of Wuhan, China for RMB23.5 million, of which RMB21.4 million was paid in 2009. Our principal capital expenditures in 2011 were RMB58.9 million (US$9.4 million) which included RMB42.1 million (US$6.7 million) in installment payments toward the acquisition of a new building in Wuhan and the purchase of computers, office equipment and furnishings.

Capital expenditures in 2011 were funded through operating cash flows and our existing capital resources, and we expect to continue to fund our capital expenditures through these means. Our capital expenditure plans for 2012 have not yet been fixed, but we intend to make installment payments toward the acquisition of a new office building as well as purchase office furnishings, computers, technology-related equipment and software. We have entered into a letter of intent to acquire a new office building in Wuhan to house our growing sales and customer service team for an estimated total purchase price range of RMB70 million (US$11.1 million) to RMB73 million (US$11.6 million).

B.     Business Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on recruitment advertising, we closely integrate our online and print operations which enable us to attract a broad base of corporate advertisers, reach a wide and diverse audience of job seekers and aggregate job information from multiple channels and geographies. Based on data available at Alexa.com, www.51job.com had the highest traffic ranking among recruitment websites in China for the three months ended March 31, 2012. We operated print publications across 11 major cities in China as of the date of this annual report.

In addition to recruitment advertising services, we also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services. We aim to be a comprehensive, “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers through 25 local sales offices and a national sales and customer service call center in Wuhan.

Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on www.51job.com and 51job Weekly. We also receive fees from employers for accessing our www.51job.com resumé database, using our eHire product and engaging our other human resource related services.

Our Product and Services

We provide a range of human resource services in the following categories:

•                       recruitment advertising services, including online recruitment services and print advertising; and

•                       other human resource related services, such as business process outsourcing, training, campus recruitment and executive search services.

We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 40.8% of our revenues in 2009, 49.8% of our revenues in 2010 and 58.6% of our revenues in 2011. Our print advertising business generated 34.2% of our revenues in 2009, 25.5% of our revenues in 2010 and 15.2% of our revenues in 2011. Other human resource related services generated 25.0% of our revenues in 2009, 24.7% of our revenues in 2010 and 26.2% of our revenues in 2011.

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

We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 56.4 million user accounts established since the launch of our website in 1999 and approximately 47.0 million resumés posted online as of March 31, 2012. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management and advisory content available on the website.

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

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
Estimated unique employers using online recruitment services	143,451	214,057	244,243

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

•                       obtain information about upcoming job fairs, career development advice and other job related information; and

•                       track information and receive updates on specific companies of their choice.

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

Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of the date of this annual report, 51job Weekly was published in 11 cities across China.

The cities where 51job Weekly is published and our newspaper contractor in each city as of the date of this annual report are as follows:

City	Newspaper contractor(1)	City	Newspaper contractor(1)
Chengdu	Hua Xi Metropolitan News	Ningbo	Ningbo Evening News
Fuzhou	Straits Consumer News	Shanghai	China Trade News
Guangzhou	Guangzhou Youth Daily	Shenyang	Friendly Times
Hangzhou	News Information Daily	Shenzhen	Nan Fang Metropolitan News
Harbin	Harbin Lifestyle Daily	Xian	China Merchant News
Nanjing	Modern Express

(1)              English translations of the Chinese names.

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

Employers use 51job Weekly both as a recruitment tool and as an advertising and publicity medium to promote their brand name and raise their corporate awareness among job seekers. 51job Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks to simple text job announcements. 51job Weekly is divided into a number of separate sections, with certain sections targeted at higher income and more educated job seekers containing large, colorful advertisements on glossy, high quality paper. Other sections include simpler text-only advertisements targeted at middle and lower income job seekers. The circulation, page dimensions, type of paper used and number of sections appearing in local editions of 51job Weekly differ from city to city.

In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established an exclusive relationship with a single local newspaper in each market where 51job Weekly is produced. We rely on these newspapers to provide us with printing and publishing services on a contractual basis, generally for a term of two years or less. These newspapers also generally provide us with distribution support in our local markets. 51job Weekly is distributed as an insert in our contractor’s newspaper in an effort to increase our circulation and help us establish our brand name. As an insert in these newspapers, 51job Weekly is sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We also circulate 51job Weekly independently through our direct marketing campaigns. Our direct marketing includes offering free copies of 51job Weekly at job fairs, in the lobbies of major office buildings, at post offices, on university campuses, outside mass transit stations and in other public areas where the public circulation of newspapers is permitted.

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

Our print advertising business, in particular, is characterized by seasonal variations and revenues may fluctuate significantly from quarter to quarter depending on customer demand and needs. See “Item 3. — Key Information — Risk Factors — Risk Related to Our Business — Due to seasonal variations in demand for human resource services, we experience material fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.”

The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated. In March 2012, we discontinued the publication of 51job Weekly in Beijing, Changsha and Wuhan.

	2009	2010	2011
Estimated number of print advertising pages(1)	11,661	9,544	5,980
Number of cities where 51job Weekly was published(2)	22	16	14

(1)              For the years ended December 31, 2009, 2010 and 2011.

(2)              As of December 31, 2009, 2010 and 2011.

In 2008 and 2009, our print advertising business experienced a significant decrease in page volumes and revenues due primarily to the impact of the global economic and financial crisis as well as a slowdown in economic growth in China on market demand. In addition, in recent years, we believe the growing acceptance of online recruitment services by employers as well as the progressing shift of recruitment advertising expenditures from print to online media has limited the future use and market outlook of print advertising services for recruitment purposes. As a result, we have discontinued the publication of 51job Weekly in many cities since 2010. We expect to further reduce the number of cities where 51job Weekly is published as we assess market conditions and customer behavior in each city on an ongoing basis. We expect that revenue contribution from our print advertising business will decrease over time.

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

None of the well-established nationwide Internet portals, including NetEase.com, QQ.com, Sina.com and Sohu.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online or print competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, ChinaHR.com, which is wholly owned by Monster Worldwide, and Zhaopin.com, which is majority owned by Australian online recruitment services provider SEEK Limited, have been purported in public reports to have significantly increased expenditures on sales and marketing activities in China from time to time. In the future, we may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. For example, Baidu, Inc., a leading Chinese language Internet search provider, introduced an online recruitment website called Baijob in January 2011. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

Print Advertising

51job Weekly was published in 11 cities across China as of the date of this annual report. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section. Our competitors include Guangzhou Daily, Shanghai Talent Market and Shenzhen Special Zone Daily.

Other Services

We believe the market for business process outsourcing services is in an early stage of development and the competition is generally localized. Our key competitors are typically service agencies affiliated with or sponsored by local government and human resources and social security bureaus. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The competition in the executive search services market in China is largely fragmented.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2011, we employed over 2,200 sales and account management representatives that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new services and products.

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

Online and Mobile Marketing. We utilize advertising, such as banner advertisements, keyword and hyperlink purchases and paid listings, to promote our brand names on the Internet and mobile marketplaces. We also conduct and sponsor online promotion campaigns such as drawings, giveaways and contests to attract traffic and enhance the loyalty of job seekers to our website. In addition, we have developed mobile applications which can be downloaded by users for free.

Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise through various media, including outdoor advertising on digital displays, billboards, bus stops and buses. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.

Cross-Marketing. We cross-market our brand names, services and products on www.51job.com and in 51job Weekly. We also establish cross-marketing relationships with a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use www.51job.com and 51job Weekly.

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

We have registered trademarks, including 前程无忧, 前程, 51job.com, 无忧工作网, eHire, 网才 and eSearch, with the Trademark Office of the PRC State Administration for Industry and Commerce, or the SAIC. In January 2010, 前程无忧 was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the SAIC. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks 前程, 51job.com and 前程无忧 with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net is also the registered owner of our trademarks 前程無憂 and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.

All of our trademarks and the www.51job.com domain name are owned or registered in the PRC by 51net and WFOE. Under a trademark license agreement between 51net, as licensor, and Tech JV, as licensee, Tech JV has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and Tech JV, as licensee, Tech JV has the right to use the www.51job.com domain name in connection with the operation of our website. See “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Limitations on Foreign Ownership of Our Businesses

Advertising

The principal regulation governing foreign ownership of advertising companies in China is the Administrative Regulations Concerning Foreign Invested Advertising Enterprises (2008 Revision). Under this regulation, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

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

•                       Foreign Investment Industry Guidance Catalogue (2011).

Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services, which include the service of providing Internet content.

In addition, the PRC Ministry of Industry and Information Technology, or the MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice, in July 2006. According to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing value-added telecommunications services license holders will conduct a self-assessment of their compliance with the MIIT Notice and to submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the non-compliance within the limited period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”

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

Value-Added Telecommunications Services and Online Commerce

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

Under the Regulations on Work-related Injury Insurance effective in 2004 and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-related Injury Insurance that became effective on January 1, 2011. The amendments to this regulation expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

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

Regulations Relating to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, as amended in August 2008. Under these regulations, the Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities, outside the PRC unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

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

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with the SAFE and complete certain other procedures.

On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

Similar with the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that the SAFE deems appropriate.

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

(3)             Includes the subsidiaries and branch of AdCo that conduct advertising businesses. Also includes Wang Cai AdCo, which is jointly owned by AdCo and Tech JV, and Shanghai Cheng An Human Resources Co., Ltd., which is 90% owned by AdCo and 10% owned by Run An.

Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng’s ownership of Wuhan AdCo, each 51net and Qian Cheng is deemed to effectively hold 50% of the equity interest in Tech JV.

Qian Cheng is wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company.

Our services are currently provided through the following group entities:

•                       online recruitment and value-added telecommunications services are provided by Tech JV, which holds licenses to provide human resource related and information services via the Internet and mobile networks;

•                       print advertising services are provided by AdCo and the AdCo Subsidiaries, which are all direct and indirect majority owned PRC subsidiaries of Tech JV; and

•                       human resource related services are provided by Tech JV and Wang Ju, which hold licenses to provide human resource related services.

Tech JV, AdCo and the AdCo Subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. As a result, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities under ASC 810 “Consolidation,” or ASC 810.

We have been advised by Jun He Law Offices, our PRC legal counsel, that:

•                       our current ownership structure is in compliance with existing PRC laws and regulations;

•                       the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the effectiveness of the pledges under the equity pledge agreements, which have not yet been registered with the relevant administration of industry and commerce, and the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities; and

•                       except as otherwise disclosed herein, our current business operations as described in this annual report are not in violation of existing PRC laws, rules and regulations in all material aspects.

There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure — The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

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

Description of the Material Group Entities

51net

51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name, and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands. Specifically, 51net owns the trademarks 前程无忧, 前程, 51job.com and无忧工作网 under certain categories specified by relevant PRC trademark regulations, and the domain name www.51job.com. All of these trademarks have been registered with the Trademark Office of the SAIC and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Intellectual Property Rights.”

Tech JV

We provide online recruitment and value-added telecommunications services through Tech JV which operates our www.51job.com website. Tech JV was initially established as an equity joint venture between 51net and Qian Cheng. Before our restructuring in May 2004, 51net held 99% of the equity interest in Tech JV and Qian Cheng held the remaining 1%. Currently, the equity interest in Tech JV is 50% held by 51net, 1% held by Qian Cheng and 49% held by Wuhan AdCo. Since Wuhan AdCo is wholly owned by Qian Cheng, each 51net and Qian Cheng holds 50% of the effective equity interest in Tech JV. Because 51net is a British Virgin Islands company, Tech JV is deemed a foreign-invested enterprise and its business activities are subject to the PRC regulatory limitations on foreign ownership as discussed in “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.” Tech JV holds human resource related services and value-added telecommunications services licenses. Tech JV has also obtained a permit to conduct online advertising from the SAIC. The scope of its business license also includes software development, multimedia and network system design and information technology.

Qian Cheng

Qian Cheng is our joint venture partner in Tech JV and holds a 50% effective equity interest in Tech JV. Qian Cheng is an affiliated entity in which we hold no equity interest. Qian Cheng is wholly owned by Run An, which is jointly owned by David Weimin Jin and Tao Wang. Qian Cheng holds a license issued by the Beijing Municipal Administration for Industry and Commerce to provide print advertising services.

AdCo and the AdCo Subsidiaries

We provide print advertising services through AdCo and its branch office, AdCo’s three majority owned subsidiaries and Wang Cai AdCo, a jointly owned subsidiary with Tech JV, or collectively, the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local administrations of industry and commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements and the contracting of domestic advertising projects.

WFOE

We provide advertising related technical and consulting services to Qian Cheng through WFOE, our wholly owned PRC subsidiary. WFOE is registered in the PRC with the relevant regulatory authorities as a wholly foreign owned enterprise. WFOE owns certain of our trademarks and registered copyrights and its principal business is network and software related technical support services.

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

D.                Property, Plants and Equipment

Our executive offices as well as our principal customer service, marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai comprising approximately 1,615 square meters at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. In addition, we lease space for our network of sales offices in Beijing, Changchun, Changsha,

Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 26,000 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In 2010, we completed the purchase of nine floors of an office building at Optical Valley Software Park, Guanshan Avenue, Block E2, Wuhan 430074, People’s Republic of China, for RMB23.5 million. This office space is approximately 5,940 square meters and houses our national sales and customer service call center which opened in February 2010. The purchase was funded through operating cash flows and existing capital resources.

In November 2011, we entered into a letter of intent to acquire a new office building comprising approximately 13,000 square meters at Optical Valley Software Park in Wuhan to accommodate the expansion of our operations. The total purchase price for the building is expected in the estimated range of RMB70 million (US$11.1 million) to RMB73 million (US$11.6 million) and additional costs will be incurred to prepare it for occupancy in 2013. In 2011, we made installment payments totaling RMB42.1 million (US$6.7 million) toward the purchase of the building. The purchase was funded through operating cash flows and our existing capital resources.

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

A.                Operating Results

Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment advertising services which include online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2011, our online recruitment services and print advertising businesses generated 58.6% and 15.2% of our revenues, respectively. Other human resource related services generated 26.2% of our revenues in 2011.

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

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a significant decline in sales for our print advertising services as well as a lower revenue growth rate for our online recruitment services and other human resource related services. Since the second half of 2009, China’s economic growth rate has returned to higher levels and market demand for our services has increased. However, if there are slowdowns or other adverse developments in China’s economic growth in the future, we may experience material changes in market demand and sales.

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

•                       Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly in the seasonal peak recruitment periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We also have observed seasonal campus recruitment activity by employers in the fourth quarter of each year but a general slowdown in overall recruitment activity at calendar year end.

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

•                       Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 513 million in 2011, ranking China as the largest market of Internet users in the world. We believe that continued development of the China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding personal computer ownership will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our recruitment advertising services, which is comprised of our online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2009	2010	2011

Revenues:
Online recruitment services	40.8%	49.8%	58.6%
Print advertising	34.2	25.5	15.2
Other human resource related revenues	25.0	24.7	26.2
Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2009 compared to 2008	2010 compared to 2009	2011 compared to 2010
Online recruitment services	6.7%	63.1%	47.9%
Print advertising	(22.2)	(0.7)	(25.0)
Other human resource related revenues	8.3	31.6	33.2
Total revenues	(5.0)%	33.4%	25.7%

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

We expect the growth of our online recruitment services revenues will be driven by a greater number of unique employers using these services as well as increases in average revenue per unique employer. In April 2011, we implemented a wide range of price increases for the majority of our online recruitment products and services, which contributed to our realization of higher average revenue per unique employer in 2011. In addition, two offsetting trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. In addition, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which will also lead to a reduction in average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

We define a unique employer as a customer that purchases our online recruitment services during a specified period. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data. We cannot assure you that our methodology, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of actual numbers of customers.

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

Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. In 2008 and 2009, we experienced a decrease in print advertising pages due to a decline in market demand resulting from the global economic and financial market crisis as well as a slowdown in the Chinese economy. In addition, in recent years, we believe the growing acceptance of online recruitment services by employers has limited the future use of print advertising services for recruitment purposes. As a result, we discontinued our print operations in six cities in 2010 and two cities in 2011 where the outlook of the local print advertising market did not meet our expectations.

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

Since 2008, we have experienced a decline in print advertising revenues. We believe our print advertising revenues have been affected by a number of factors including, but not limited to, economic growth and policies in China, changes in market demand for print advertising services, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. We believe the growing use of the Internet and the progressing shift of recruitment advertising expenditures from print to online media as well as actions we take to further reduce our print operations will decrease the contribution of our print advertising revenues to our overall revenues. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Any failure by us to manage the progressing shift in user habits and advertising expenditures from print to online media could materially and adversely affect our overall results of operations.”

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

Other Human Resource Related Revenues

We generate revenues from our other human resource related services principally from fees paid for contracting our business processing outsourcing services, for attending our training seminars, for using our campus recruitment services, for engaging our executive search services, for purchasing our studies and reports on compensation and other human resource topics, for participating in our industry conferences and for utilizing our assessment services. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising businesses over time.

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

Net Revenues and Business Taxes

Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2009, 2010 and 2011 and included as other income in our statement of operations. We cannot assure you if or when we will receive such financial incentives in the future.

Costs

We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2009	2010	2011
Cost of services	(39.5)%	(33.5)%	(28.5)%
Total operating expenses	(45.0)%	(40.1)%	(37.5)%

Our cost of services as a percentage of our net revenues is affected by our ability to achieve economies of scale and operating efficiencies. We believe that as we grow our operations and infrastructure, we can attract new employers and increase cross-selling opportunities with existing customers across multiple markets and services, thereby allowing us to achieve economies of scale as we may be able to realize a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs.

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

We decreased our cost of services as a percentage of net revenues from 2009 to 2011 primarily through greater economies of scale as well as improved efficiency and productivity. In addition, our printing related expenses decreased in 2010 and 2011 due to the termination of print operations in six cities and two cities, respectively.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2009	2010	2011

Operating expenses:
Sales and marketing	(27.7)%	(26.9)%	(25.3)%
General and administrative	(17.3)	(13.2)	(12.2)
Total operating expenses	(45.0)%	(40.1)%	(37.5)%

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. From 2009 to 2011, our sales and marketing expenses decreased as a percentage of our net revenues as revenue growth outpaced our increased expenditures on employee compensation, salesforce expansion and marketing activities. We expect to invest further resources to strengthen our market position and brand.

Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. From 2009 to 2011, our general and administrative expenses decreased as a percentage of our net revenues as revenue growth outpaced the increase in employee compensation, rental and office expenses. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.

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

On March 16, 2007, the National People’s Congress approved and promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. Prior to the promulgation of the EIT Law, we obtained preferential tax treatment from local tax authorities for certain entities including: Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, Tech JV and Wang Cai AdCo in Shanghai’s Pudong area; and the branches of Tech JV and Wang Cai AdCo in Shenzhen. As a result, these entities were subject to an EIT rate of 18% in 2008, 20% in 2009, 22% in 2010 and 24% in 2011, which is to be increased to 25% in 2012. Furthermore, in December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15% through 2011. Therefore, this entity’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a high technology enterprise when it is subject to reevaluation in the future. Tech JV will undergo a review with local tax authorities to renew its preferential tax status in 2012.

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

Under the EIT Law, dividends payable by a foreign investment enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. However, it remains unclear how the PRC tax authorities will interpret such a broad definition. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As such, we cannot guarantee that we will not be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% EIT rate as to our global income. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.”

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

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city in China to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai under the category of “selected modern service industries” will switch from a business tax payer to a value-added tax, or VAT, payer, who is permitted to offset input VAT supported by valid VAT invoices received from vendors against its VAT liability. Some of our subsidiaries in Shanghai fall into this category and will be subject to VAT at a rate of 6% and will stop paying business tax from January 1, 2012 onwards. We do not expect this new VAT policy in Shanghai will have a material impact on our financial statements.

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

We had deferred tax assets, net of valuation allowance, of RMB5.3 million, RMB6.9 million and RMB11.1 million (US$1.8 million) as of December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2009, 2010 and 2011, we recognized aggregate valuation allowances of RMB2.1 million, RMB1.5 million and RMB0.6 million (US$0.1 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We adopted ASC 740-10-25 “Income Taxes — Overall — Recognition” to account for uncertainties in income taxes effective January 1, 2007. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2011, we did not have any tax provisions related to uncertain tax positions or interest and penalties associated with such uncertain tax positions.

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

We recognize fees received from providing other human resource related services as revenue when (i) persuasive evidence of an agreement exists, (ii) services are rendered, (iii) the sales price and terms are fixed or determinable, and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB27.0 million in 2009, RMB24.0 million in 2010 and RMB38.0 million in 2011 (US$6.0 million) in connection with the grant of options to our employees, executives and directors.

Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. Our assumption for expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which we believe are useful reference points. We estimate expected volatility at the date of grant based on historical volatilities of the market price of our ADSs. The assumption for expected dividend yield is consistent with our current policy of no dividend payout. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest.

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

We have entered into contractual arrangements with Qian Cheng and Run An under which we bear all of their economic risks and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng and Run An under ASC 810. Qian Cheng is wholly owned by Run An. Run An is jointly owed by David Weimin Jin and Tao Wang, PRC nationals and executive officers of our company.

ASC 810 requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Qian Cheng and Run An, we are considered the primary beneficiary of Qian Cheng and Run An, and all of their interests have been consolidated in our financial statements. In addition, as a result of our consolidation of Qian Cheng, its minority interests in Tech JV and its subsidiaries have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Qian Cheng and Run An have been eliminated upon consolidation.

We have been advised by Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, that these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure —The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

For additional information with respect to our contractual arrangements with Qian Cheng and Run An, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment.” We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2009, 2010 and 2011. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Long-Term Investments

Long-term investments are evaluated for impairment at the end of each period. Unrealized losses are recorded as impairment losses are recorded when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near-term prospects of the issuers; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

An impairment loss totaling RMB15.1 million (US$2.4 million) related to long-term investments in Area Link was recognized in the year ended December 31, 2011 as we determined that the carrying value was not recoverable.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the amended guidance will have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” or ASU 2011-05. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on our financial statements.

Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	332,987	43.0	543,045	52.6	803,004	61.8
Print advertising	279,467	36.1	277,645	26.9	208,365	16.0
Other human resource related revenues	204,666	26.5	269,305	26.1	358,730	27.6
Total revenues	817,120	105.6	1,089,995	105.6	1,370,099	105.4
Less: Business and related tax	(43,173)	(5.6)	(57,776)	(5.6)	(70,421)	(5.4)
Net revenues	773,947	100.0	1,032,219	100.0	1,299,678	100.0
Cost of services(1)	(305,722)	(39.5)	(345,865)	(33.5)	(370,661)	(28.5)
Gross profit	468,225	60.5	686,354	66.5	929,017	71.5
Operating expenses(1):
Sales and marketing	(214,400)	(27.7)	(277,543)	(26.9)	(329,466)	(25.3)
General and administrative	(133,511)	(17.3)	(136,647)	(13.2)	(158,355)	(12.2)
Total operating expenses	(347,911)	(45.0)	(414,190)	(40.1)	(487,821)	(37.5)
Income from operations	120,314	15.5	272,164	26.4	441,196	34.0
Loss from foreign currency translation	(234)	(0.0)	(6,848)	(0.7)	(9,363)	(0.7)
Loss from impairment of long-term investments	—	—	—	—	(15,081)	(1.2)
Interest and investment income	15,083	2.0	18,713	1.8	42,033	3.2
Other income	9,554	1.2	7,713	0.8	8,779	0.7
Income before income tax expense	144,717	18.7	291,742	28.3	467,564	36.0
Income tax expense	(32,205)	(4.2)	(57,081)	(5.6)	(81,056)	(6.3)
Net income	112,512	14.5	234,661	22.7	386,508	29.7

(1) Share-based compensation expense:
Included in cost of services	(4,360)	(0.6)	(4,082)	(0.4)	(6,084)	(0.5)
Included in operating expenses:
Sales and marketing	(3,748)	(0.5)	(3,509)	(0.3)	(5,230)	(0.4)
General and administrative	(18,912)	(2.4)	(16,371)	(1.6)	(26,660)	(2.0)

2011 Compared to 2010

Total Revenues. Our total revenues increased 25.7% to RMB1,370.1 million (US$217.7 million) in 2011 from RMB1,090.0 million in 2010. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                       Online Recruitment Services. Our online recruitment services revenues increased 47.9% to RMB803.0 million (US$127.6 million) in 2011 from RMB543.0 million in 2010. This increase was primarily due to an increase in average revenue per unique employer as well as growth in the number of unique employers using online recruitment services. As a result of a new rate card with higher prices implemented in April 2011, combined with strong demand and increased usage of online services by employers, our average revenue per unique employer in 2011 increased 29.6% from 2010. We estimate that the number of unique employers increased 14.1% to 244,243 in 2011 from 214,057 in 2010 driven primarily by greater customer penetration of existing markets as well as sales expansion into a number of new cities in 2011.

•                       Print Advertising. Our print advertising revenues decreased 25.0% to RMB208.4 million (US$33.1 million) in 2011 from RMB277.6 million in 2010. This revenue decline was mainly attributable to the shift in customer demand and usage from print to online recruitment services and the discontinuation of 51job Weekly in two cities in 2011. We estimate that the number of print advertising pages decreased 37.3% to 5,980 in 2011 from 9,544 in 2010. While we did not materially change the prices we charge for our print advertising services in 2011, the decrease in revenues from lower page volume was partially offset by a 19.8% increase in our overall average revenue per page as a result of greater page volume contribution from higher priced cities.

•                       Other Human Resource Related Revenues. Our revenues from other human resource related services increased 33.2% to RMB358.7 million (US$57.0 million) in 2011 from RMB269.3 million in 2010. This increase was primarily due to greater customer acceptance and demand for our business process outsourcing, training and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 25.9% to RMB1,299.7 million (US$206.5 million) in 2011 from RMB1,032.2 million in 2010. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB70.4 million (US$11.2 million) in 2011 and RMB57.8 million in 2010.

Cost of Services. Our cost of services increased 7.2% to RMB370.7 million (US$58.9 million) in 2011 from RMB345.9 million in 2010. This increase was primarily due to higher employee compensation expenses and staff additions in 2011, which was partially offset by a decrease in printing related expenses. However, our cost of services decreased as a percentage of net revenues in 2011 as a result of greater operating efficiency and productivity. Our cost of services in 2011 also included an increase in share-based compensation expense to RMB6.1 million (US$1.0 million) compared with RMB4.1 million in 2010.

Gross Profit. As a result of the above factors, our gross profit increased 35.4% to RMB929.0 million (US$147.6 million) in 2011 from RMB686.4 million in 2010. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 71.5% in 2011 compared with 66.5% in 2010.

Operating Expenses. Our total operating expenses increased 17.8% to RMB487.8 million (US$77.5 million) in 2011 from RMB414.2 million in 2010. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                       Sales and Marketing Expenses. Our sales and marketing expenses increased 18.7% to RMB329.5 million (US$52.3 million) in 2011 from RMB277.5 million in 2010. We incurred greater employee compensation costs, increased headcount and increased spending on marketing and advertising activities. Our advertising and promotion expenses in 2011 increased 6.9% to RMB62.4 million (US$9.9 million) from RMB58.3 million in 2010. Our sales and marketing expenses in 2011 included share-based compensation expense of RMB5.2 million (US$0.8 million), which increased from RMB3.5 million in 2010.

•                       General and Administrative Expenses. Our general and administrative expenses increased 15.9% to RMB158.4 million (US$25.2 million) in 2011 from RMB136.6 million in 2010. This increase was principally attributable to higher employee compensation, rental and office expenses. Our general and administrative expenses in 2011 included share-based compensation expense of RMB26.7 million (US$4.2 million), which increased from RMB16.4 million in 2010.

Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB9.4 million (US$1.5 million) in 2011 compared with RMB6.8 million in 2010 due to the appreciation of the Renminbi against the U.S. dollar. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Loss from Impairment of Long-term Investments. In 2007 and 2008, we provided non-interest bearing loans to Area Link for the operations of a coupon advertising services company in China. We determined that the carrying value of our investments in Area Link were not recoverable and recognized a loss from impairment totaling RMB15.1 million (US$2.4 million) for the year ended December 31, 2011.

Interest and Investment Income. Our interest and investment income increased 124.6% to RMB42.0 million (US$6.7 million) in 2011 from RMB18.7 million in 2010 driven by higher interest rates and average balances in our interest bearing bank deposits.

Other Income. Other income increased 13.8% to RMB8.8 million (US$1.4 million) in 2011 compared to RMB7.7 million in 2010 primarily due to an increase in financial incentives received from local tax authorities.

Income Tax Expense. We recorded an income tax expense of RMB81.1 million (US$12.9 million) in 2011, a 42.0% increase from RMB57.1 million in 2010. However, our effective tax rate decreased to 17.3% in 2011 compared with 19.6% in 2010 mainly due to an increase in the proportion of taxable income from our entities with lower tax rates as well as the receipt of certain tax credits in 2011.

Net Income. As a result of the above factors, our net income increased 64.7% to RMB386.5 million (US$61.4 million) in 2011 from RMB234.7 million in 2010.

2010 Compared to 2009

Total Revenues. Our total revenues increased 33.4% to RMB1,090.0 million in 2010 from RMB817.1 million in 2009. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                       Online Recruitment Services. Our online recruitment services revenues increased 63.1% to RMB543.0 million in 2010 from RMB333.0 million in 2009. This increase was mainly attributable to growth in the number of unique employers using online recruitment services, which was driven by greater customer acceptance of our online products and the expansion of our online sales coverage to five new geographies in 2010, as well as higher average revenue per unique employer. We estimate that the number of unique employers increased 49.2% to 214,057 in 2010 from 143,451 in 2009. Although the prices we charge for our online recruitment services were generally unchanged from 2009 to 2010, our average revenue per unique employer in 2010 increased 9.3% from 2009 driven by a rebound in market demand and increased expenditures on online recruitment services by employers.

•                       Print Advertising. Our print advertising revenues decreased 0.7% to RMB277.6 million in 2010 from RMB279.5 million in 2009. This decrease was primarily due to the discontinuation of 51job Weekly in six cities in 2010, which was partially offset by improved market demand in existing cities where we continued to provide print advertising services. We estimate that the number of print advertising pages decreased 18.2% to 9,544 in 2010 from 11,661 in 2009. Although print advertising prices charged in each city were relatively unchanged compared to 2009 levels, overall average revenue per page increased 21.4% as higher priced cities comprised a larger portion of print advertising volume.

•                       Other Human Resource Related Revenues. Our revenues from other human resource related services increased 31.6% to RMB269.3 million in 2010 from RMB204.7 million in 2009. This increase was primarily driven by growth in our business process outsourcing revenues as we increased the number of employers and employees serviced by us. Revenues from our training, executive search and other services also increased in 2010 as a result of improved market demand.

Net Revenues. Our net revenues increased 33.4% to RMB1,032.2 million in 2010 from RMB773.9 million in 2009. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB57.8 million in 2010 and RMB43.2 million in 2009.

Cost of Services. Our cost of services increased 13.1% to RMB345.9 million in 2010 from RMB305.7 million in 2009. This increase was primarily the result of higher wage levels and staff additions in 2010, which was partially offset by a reduction in printing related expenses as we discontinued print operations in six cities. However, our cost of services decreased as a percentage of net revenues in 2010 due primarily to improved operating efficiency and productivity. Our cost of services in 2010 also included share-based compensation expense of approximately RMB4.1 million compared with RMB4.4 million in 2009.

Gross Profit. As a result of the above factors, our gross profit increased 46.6% to RMB686.4 million in 2010 from RMB468.2 million in 2009. Our gross profit margin increased to 66.5% in 2010 compared with 60.5% in 2009.

Operating Expenses. Our total operating expenses increased 19.1% to RMB414.2 million in 2010 from RMB347.9 million in 2009. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                       Sales and Marketing Expenses. Our sales and marketing expenses increased 29.5% to RMB277.5 million in 2010 from RMB214.4 million in 2009. This increase was principally attributable to higher employee compensation and headcount additions as well as greater advertising and promotion expenses. Our advertising and promotion expenses in 2010 increased 82.2% to RMB58.3 million from RMB32.0 million in 2009. Our sales and marketing expenses in 2010 included share-based compensation expense of RMB3.5 million compared with RMB3.7 million in 2009.

•                       General and Administrative Expenses. Our general and administrative expenses increased 2.3% to RMB136.6 million in 2010 from RMB133.5 million in 2009. This increase was driven primarily by higher personnel and office expenses, which were largely offset by lower rental and share-based compensation expenses. Our general and administrative expenses in 2010 included share-based compensation expense of RMB16.4 million compared with RMB18.9 million in 2009.

Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB6.8 million in 2010 compared with RMB0.2 million in 2009 due to the appreciation of the Renminbi against the U.S. dollar.

Interest and Investment Income. Our interest and investment income increased 24.1% to RMB18.7 million in 2010 from RMB15.1 million in 2009 due to higher interest rates and average balances in our interest bearing bank deposits.

Other Income. Other income decreased 19.3% to RMB7.7 million in 2010 compared to RMB9.6 million in 2009 primarily due to a decrease in financial incentives received from local tax authorities.

Income Tax Expense. Our income tax expense increased 77.2% to RMB57.1 million in 2010 from RMB32.2 million in 2009 primarily due to an increase in our taxable income, which was partially offset by a lower effective tax rate. Our effective tax rate was 19.6% in 2010 compared with 22.3% in 2009 primarily due to an increase in the proportion of taxable income from our entities with lower tax rates as well as a decrease in non tax-deductible share-based compensation expense as a percentage to our income as a whole.

Net Income. As a result of the above factors, our net income increased 108.6% to RMB234.7 million in 2010 from RMB112.5 million in 2009.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for March 2010, 2011 and 2012 were an increase of 2.4%, 5.4% and 3.6%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                Liquidity and Capital Resources

Liquidity

Our liquidity from 2009 to 2011 has been principally affected by net cash generated from operating activities in addition to our purchases of investments, property, equipment and software as well as our repurchases of ADSs.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	214,455	344,208	496,955	78,958
Net cash used in investing activities	(272,904)	(174,450)	(923,370)	(146,709)
Net cash provided by (used in) financing activities	(42,249)	71,848	25,912	4,117
Net increase (decrease) in cash	(100,903)	235,481	(409,189)	(65,014)

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2011 was RMB497.0 million (US$79.0 million) compared with RMB344.2 million in 2010. The increase was principally due to the increase in net income to RMB386.5 million (US$61.4 million) in 2011 from RMB234.7 million in 2010 driven by sales growth, economies of scale and improved efficiency; an add-back of RMB87.5 million (US$13.9 million) in non-cash items, primarily relating to share-based compensation expenses, depreciation expenses and loss from impairment of long-term investments; an increase in advance from customers of RMB104.3 million (US$16.6 million) primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase; an increase in taxes payable of RMB24.1 million (US$3.8 million) due to higher taxable income; and, an increase in other payables and accruals of RMB21.6 million (US$3.4 million), primarily due to an increase in deposits from our customers that will be remitted to third parties. The increase in net cash provided by operating activities in 2011 was partially offset by an increase in prepayments and other current assets of RMB124.6 million (US$19.8 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Our net cash provided by operating activities in 2010 was RMB344.2 million compared with RMB214.5 million in 2009. The increase was principally due to an increase in net income to RMB234.7 million in 2010 from

RMB112.5 million in 2009 driven by revenue growth of our online recruitment services and other human resource related services businesses; an add-back of RMB59.2 million in non-cash items, primarily relating to share-based compensation and depreciation expenses; an increase in advance from customers of RMB67.9 million primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase; and, an increase in taxes payable of RMB13.9 million as a result of higher taxable income. The increase in net cash provided by operating activities was partially offset by an increase in prepayments and other current assets of RMB35.4 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us, and an increase in accounts receivable of RMB15.4 million as a result of higher sales and customer growth.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB923.4 million (US$146.7 million) in 2011 compared with RMB174.5 million in 2010. The increase was primarily due to greater purchases of short-term investments, which consist of certificates of deposits with original maturities between three months and one year, and installment payments totaling RMB42.1 million (US$6.7 million) we made toward the acquisition of a new office building in Wuhan to accommodate the expansion of our operations.

Our net cash used in investing activities was RMB174.5 million in 2010 compared with RMB272.9 million in 2009. The decrease was primarily due to fewer purchases of short-term investments and a decrease in purchases of property, plant and equipment.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB25.9 million (US$4.1 million) in 2011 compared to RMB71.8 million in 2010 and net cash used in financing activities of RMB42.2 million in 2009. Our net cash from financing activities from 2009 to 2011 has been primarily affected by the repurchase of our ADSs as well as cash received from the exercise of stock options by our employees, executives and directors. Our net cash provided by financing activities in 2010 and 2011 consisted primarily of proceeds received from the exercise of stock options, which was partially offset by our repurchase of 167,302 ADSs and 2,000 ADSs in the open market in 2010 and 2011, respectively. In 2009, our net cash used in financing activities increased due to our repurchase of 709,200 ADSs in the open market.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, equity investments by certain of our founders, the sale of preferred shares in 2000 and our initial public offering in 2004. We have not financed our operations through significant borrowings, and as of December 31, 2011, we had no material debt obligations outstanding. As of December 31, 2011, we had RMB2,058.3 million (US$327.0 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars.

Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to pay us any cash it receives as dividends or other distributions with respect to its minority shareholding in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC counsel’s advice as to their enforceability, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We have entered into a letter of intent to acquire a new office building in Wuhan to house our growing sales and customer service team for an estimated total purchase price range of RMB70 million (US$11.1 million) to RMB73 million (US$11.6 million).

C.                Research and Development, Patents and Licenses, Etc.

We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2009, 2010 or 2011. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                 Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Publication fee agreements	45,840	25,414	20,426	—	—
Operating lease obligations	52,440	28,515	23,039	886	—
Purchase obligations	4,658	4,658	—	—	—
Total	102,938	58,587	43,465	886	—

We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly. The term of our publication fee agreements is generally two years or less.

Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to five years at the time of signing. Our purchase obligations consist primarily of agreements to purchase advertising services from outdoor and Internet media companies.

Rental expenses incurred under operating leases were RMB34.5 million in 2009, RMB33.2 million in 2010 and RMB37.0 million (US$5.9 million) in 2011.

WFOE, our wholly owned PRC subsidiary, has entered into equity pledge agreements with the respective shareholders of each Qian Cheng and Run An. Under each of these equity pledge agreements, WFOE has an option, exercisable during a term of ten years, to purchase the equity interests in each of Qian Cheng and Run An, respectively, when and if, and at the lowest price, permitted by PRC law. At the end of the term, if and to the extent these options have not been exercised, WFOE is obligated to purchase the maximum amount of the equity interest in Qian Cheng and Run An, respectively, as permitted by applicable PRC law. For a detailed description of these equity pledge agreements, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

See “Forward-Looking Statements.”

ITEM 6.                                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
Donald L. Lucas(1) (2)	82	Chairman of the board and independent director
Rick Yan	49	Director, chief executive officer, president and secretary
David K. Chao(1) (2) (3)	45	Independent director
Hisayuki Idekoba	36	Non-executive director
James Jianzhang Liang(1) (3)	42	Independent director
Kathleen Chien	42	Chief operating officer and acting chief financial officer
David Weimin Jin	41	Senior vice president
Tao Wang	49	Vice president
Jones Haijun Yu	39	Vice president

(1)             Member of audit committee.

(2)             Member of compensation committee.

(3)             Member of nominating and corporate governance committee.

There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Donald L. Lucas is the chairman of the board of directors of our company. Mr. Lucas has been an independent director of our company since 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc. and Oracle Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of Santa Clara University.

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

David K. Chao is a director of our company. Mr. Chao has been a director of our company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a co-founder and General Partner of DCM, an early stage technology venture capital firm that manages over US$2.0 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a public provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of Renren Inc. and numerous DCM portfolio companies.

Hisayuki Idekoba is a director of our company. Mr. Idekoba has been a director of our company since December 2011. Mr. Idekoba received his Bachelor degree in Commerce from Waseda University in 1999. He has been Corporate Executive Officer, Global Investment, Development & Alliance of Recruit Co., Ltd. since April 2012. Mr. Idekoba joined Recruit in 1999. In over 10 years at Recruit, he has been involved in sales, marketing and various online development activities for a number of websites, including Jalan net (traveling booking site), Hot Pepper Beauty (hair salon information site) and Ponpare (group buying site).

James Jianzhang Liang is a director of our company. Mr. Liang has been an independent director of our company since October 2010. Mr. Liang received his Ph.D. degree from Stanford University and his Bachelor and Master degrees from the Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. Mr. Liang is a co-founder and the chairman of the board of directors of Ctrip.com International, Ltd., a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. He served as Chief Executive Officer of Ctrip from 2000 to January 2006 and has been a member of Ctrip’s board of directors since inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang also serves on the board of directors of Home Inns & Hotel Management Inc. and Jiayuan.com International Ltd.

Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, Ms. Chien was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., Ms. Chien completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community. Ms. Chien currently serves as a board member of ChinaCache International Holdings Ltd. and Vipshop Holdings Ltd.

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

B.                Compensation

Compensation of Directors and Executive Officers

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2011, the aggregate cash compensation to our non-executive directors as a group was approximately US$83,500 (RMB525,541). In 2011, we granted 429,120 options to acquire common shares to our non-executive directors.

For the year ended December 31, 2011, the aggregate cash compensation to our executive officers as a group was approximately RMB10.5 million (US$1.7 million). We granted options to acquire an aggregate of 421,344 common shares to our executive officers in 2011.

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

Under our 2009 Option Plan, we are authorized to issue up to 5,000,000 common shares. In October 2011, our board of directors proposed an increase in the number of authorized shares reserved to 10,000,000 common shares, which was approved by our shareholders in December 2011. Our 2009 Option Plan has a term of ten years but may be terminated earlier by our board of directors.

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

	Common shares underlying options granted	Exercise price	Date of grant	Date of expiration
		US$
Granted in 2009
Rick Yan	100,032	3.955	April 30, 2009	April 29, 2015
Kathleen Chien	91,200	3.955	April 30, 2009	April 29, 2015
David Weimin Jin	81,600	3.955	April 30, 2009	April 29, 2015
Tao Wang	64,800	3.955	April 30, 2009	April 29, 2015
Jones Haijun Yu	64,800	3.955	April 30, 2009	April 29, 2015
David K. Chao	40,032	3.955	April 30, 2009	April 29, 2015
Other employees	717,600	3.955	April 30, 2009	April 29, 2015
	1,160,064

Granted in 2010
Rick Yan	100,032	8.97	April 5, 2010	April 4, 2016
Kathleen Chien	100,032	8.97	April 5, 2010	April 4, 2016
David Weimin Jin	81,600	8.97	April 5, 2010	April 4, 2016
Tao Wang	64,800	8.97	April 5, 2010	April 4, 2016
Jones Haijun Yu	64,800	8.97	April 5, 2010	April 4, 2016
James Jianzhang Liang	30,048	19.06	October 12, 2010	October 11, 2016
Other employees	769,200	8.97	April 5, 2010	April 4, 2016
	1,210,512

Granted in 2011
Donald L. Lucas	248,160	28.715	April 28, 2011	April 27, 2017
David K. Chao	146,352	28.715	April 28, 2011	April 27, 2017
Rick Yan	105,072	28.715	April 28, 2011	April 27, 2017
Kathleen Chien	105,072	28.715	April 28, 2011	April 27, 2017
David Weimin Jin	81,600	28.715	April 28, 2011	April 27, 2017
Tao Wang	64,800	28.715	April 28, 2011	April 27, 2017
Jones Haijun Yu	64,800	28.715	April 28, 2011	April 27, 2017
James Jianzhang Liang	34,608	28.715	April 28, 2011	April 27, 2017
Other employees	870,000	28.715	April 28, 2011	April 27, 2017
	1,720,464

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

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

•                       exercising the borrowing powers of our company and mortgaging the property of our company; and

•                       approving the transfer of shares in our company, including the registering of such shares in our register of members.

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

D.                Employees

We had 3,804 employees, 4,354 employees and 4,729 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2011.

Sales and account management	2,251
Customer service and production	849
Technology and online operations	755
Marketing and merchandising	377
Search and training consultants	140
General and administrative	357
Total	4,729	*

*                     Includes 427 temporary, part-time and contract employees.

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

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2012, unless otherwise stated:

•        by each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 57,560,803 common shares outstanding as of March 31, 2012 and the number of common shares underlying options that have vested or will vest within 60 days after March 31, 2012. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%

Directors and executive officers:
Rick Yan	12,878,236	22.2
Kathleen Chien	1,749,927	3.0
David K. Chao(1)	431,658	*
Tao Wang	238,050	*
David Weimin Jin	104,022	*
Jones Haijun Yu	103,950	*
Donald L. Lucas	81,210	*
James Jianzhang Liang	61,267	*
Hisayuki Idekoba(2)	—	—
All directors and executive officers as a group	15,648,320	26.6

Principal shareholders:
Recruit Co., Ltd.(2)	23,385,231	40.6
Rick Yan	12,878,236	22.2
FMR LLC(3)	5,191,360	9.1

*                      Less than 1% of our total outstanding common shares.

(1)     The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)     The address of Hisayuki Idekoba and Recruit Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

(3)     Represents 5,191,360 common shares in the form of ADSs held by FMR LLC, as reported on Schedule 13G filed by FMR LLC on February 14, 2012. The percentage of beneficial ownership was calculated based on the total number of our common shares outstanding as of December 31, 2011. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

As of March 31, 2012, 2,280,076 of our common shares, representing approximately 4% of our common shares outstanding, were beneficially owned by a total of eight holders of record with addresses in the United States. As of the same date, 10,854,294 of our ADSs, representing 21,708,588 common shares, or approximately 38% of our common shares outstanding, were held by a total of five registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

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

Domain Name License Agreement. 51net has entered into a domain name license agreement with Tech JV dated as of August 15, 2000, and supplemented and amended as of August 15, 2010, under which 51net has granted to Tech JV the right to use the www.51job.com domain name in the PRC in connection with Tech JV’s operation of its website. Tech JV is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement is effective until August 14, 2018 and is renewable upon the written consent of 51net.

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

We have been advised by Jun He Law Offices, our PRC legal counsel, that the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the effectiveness of the pledges under the equity pledge agreements, which have not yet been registered with the relevant administration of industry and commerce, and the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2011, there were outstanding options to purchase an aggregate of 4,921,342 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Investments in Coupon Advertising Services Company with Recruit

In August 2007, we entered into an agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital in lieu of repayment. We do not participate in the management of this company, but we can and have nominated two of the five directors to the board of the coupon company. In the second quarter of 2011, we determined that the carrying value of our investments in Area Link were not recoverable due to changing market conditions and operational developments. As a result, we recognized a loss from impairment of RMB15.1 million (US$2.4 million), the total amount of our investments.

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

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Select Market for (i) the years ended December 31, 2007, 2008, 2009, 2010 and 2011, (ii) each of the nine most recent fiscal quarters and (iii) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2007	25.44	14.02
2008	20.50	6.00
2009	20.50	6.00
2010	55.50	15.31
2011	69.80	36.62

Quarterly highs and lows
First quarter 2010	20.35	15.31
Second quarter 2010	23.30	16.64
Third quarter 2010	39.19	18.67
Fourth quarter 2010	55.50	35.05
First quarter 2011	64.55	49.80
Second quarter 2011	68.55	44.81
Third quarter 2011	69.80	39.82
Fourth quarter 2011	50.44	36.62
First quarter 2012	59.89	38.48

Monthly highs and lows
October 2011	50.44	36.62
November 2011	47.02	39.71
December 2011	46.50	41.60
January 2012	49.62	38.48
February 2012	51.50	44.05
March 2012	59.89	51.01
April 2012 (through April 10)	63.95	56.55

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

In August 2007, we entered into a cooperation agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital in lieu of repayment. In the second quarter of 2011, we determined that the carrying values of the investments provided to Area Link in 2007 and 2008 were not recoverable and recognized a loss from impairment totaling RMB15.1 million (US$2.4 million) for the year ended December 31, 2011.

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

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2011, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2011 and any taxable year thereafter. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or common shares, the U.S. Holders will be subject to special tax rules discussed below.

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

F.                  Dividends and Paying Agents

Not applicable.

G.                Statements by Experts

Not applicable.

H.                Documents on Display

We have previously filed with the Commission our registration statement on Form F-1 and prospectus under the Securities Act with respect to our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.                                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2011, we had cash, restricted cash and short-term investments totaling RMB2,058.3 million (US$327.0 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2011, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, although our future interest income may fluctuate in line with changes in interest rates. The risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal.

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB4.2 million (US$0.7 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2011.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar was relatively unchanged in 2009, increased approximately 3.3% in 2010 and increased approximately 4.6% in 2011. Correspondingly, we recognized a loss from foreign currency translation of RMB0.2 million in 2009, RMB6.8 million in 2010 and RMB9.4 million (US$1.5 million) in 2011. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our income statement and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollar as of December 31, 2011, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB15.3 million (US$2.4 million) in our cash, restricted cash and short-term investments.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — The fluctuation of the Renminbi may materially and adversely affect your investment.”

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

Fees and Payments from the Depositary to Us

In 2011, we received from our depositary, JPMorgan Chase Bank, a reimbursement of US$84,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with Nasdaq and SEC rules and regulations.

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

PART II

ITEM 13.                                  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has concluded that Mr. Donald L. Lucas, an independent director, meets the criteria for an “audit committee financial expert” as established by the SEC. See “Item 6. — Directors, Senior Management and Employees — Board Practices.”

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

	2010	2011	2011
	RMB	RMB	US$
	(in thousands)

Audit fees	3,749	3,912	622

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

ITEM 16E.                    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Since the inception of the program, we have purchased 1,015,329 ADSs, or 2,030,658 common shares, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees.

The following table sets forth certain information related to purchases made by us of our ADSs under the program in 2011:

Period	Total number of ADSs purchased	Average price paid per ADS		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB(1)		US$	RMB(1)

January 2011	—	—	—	1,013,329	14,114,000	88,832,000
February 2011	—	—	—	1,013,329	14,114,000	88,832,000
March 2011	—	—	—	1,013,329	14,114,000	88,832,000
April 2011	—	—	—	1,013,329	14,114,000	88,832,000
May 2011	—	—	—	1,013,329	14,114,000	88,832,000
June 2011	2,000	50.02	314.82	1,015,329	14,014,000	88,203,000
July 2011	—	—	—	1,015,329	14,014,000	88,203,000
August 2011	—	—	—	1,015,329	14,014,000	88,203,000
September 2011	—	—	—	1,015,329	14,014,000	88,203,000
October 2011	—	—	—	1,015,329	14,014,000	88,203,000
November 2011	—	—	—	1,015,329	14,014,000	88,203,000
December 2011	—	—	—	1,015,329	14,014,000	88,203,000

(1)              The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 30, 2011, which was US$1.00 to RMB6.2939. See “Introduction” and “Part I. — Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

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

ITEM 16H.                  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                                  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                  FINANCIAL STATEMENTS

The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.                                  EXHIBIT INDEX

Exhibit number	Description of document
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

4.3

Form of Employment, Confidential Information and Invention Assignment Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5

Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.6

Translation of Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.7

Translation of Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibit number	Description of document
4.8

Translation of Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.9

Translation of Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.10

Translation of Equity Pledge Agreement dated as of September 11, 2007 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.11

Translation of Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.12

Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.13*

Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd.

4.14

Translation of Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.15

Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.16

Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.17

Cooperation Agreement dated as of August 9, 2007, as amended as of March 27, 2008, between 51job, Inc. and Recruit Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.18

Amendment No. 2 to the Cooperation Agreement dated as of August 28, 2009 between 51job, Inc. and Recruit Co., Ltd. (incorporated by reference to Exhibit 4.23 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

8.1*	List of subsidiaries of 51job, Inc.

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit number	Description of document
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jun He Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                     Filed with this annual report on Form 20-F.

**               XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.

	By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: April 12, 2012

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 12, 2012

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share, per share and per ADS data)
Revenues:
Online recruitment services		332,987	543,045	803,004	127,585
Print advertising		279,467	277,645	208,365	33,106
Other human resource related revenues		204,666	269,305	358,730	56,996
Total revenues		817,120	1,089,995	1,370,099	217,687
Less: Business and related taxes		(43,173)	(57,776)	(70,421)	(11,189)
Net revenues		773,947	1,032,219	1,299,678	206,498
Cost of services(1)	2(k)	(305,722)	(345,865)	(370,661)	(58,892)
Gross profit		468,225	686,354	929,017	147,606
Operating expenses(1):
Sales and marketing	2(l)	(214,400)	(277,543)	(329,466)	(52,347)
General and administrative		(133,511)	(136,647)	(158,355)	(25,160)
Total operating expenses		(347,911)	(414,190)	(487,821)	(77,507)
Income from operations		120,314	272,164	441,196	70,099
Loss from foreign currency translation		(234)	(6,848)	(9,363)	(1,488)
Loss from impairment of long-term investments	2(f)	—	—	(15,081)	(2,396)
Interest and investment income		15,083	18,713	42,033	6,678
Other income		9,554	7,713	8,779	1,395
Income before income tax expense		144,717	291,742	467,564	74,288
Income tax expense	8	(32,205)	(57,081)	(81,056)	(12,878)
Net income		112,512	234,661	386,508	61,410

Other comprehensive income:
Currency translation adjustments		13	246	325	52
Comprehensive income		112,525	234,907	386,833	61,462

Earnings per share:	12
— Basic		2.03	4.23	6.81	1.08
— Diluted		2.02	4.13	6.54	1.04
Earnings per ADS(2):
— Basic		4.05	8.46	13.62	2.16
— Diluted		4.03	8.26	13.09	2.08
Weighted average number of shares outstanding:
— Basic		55,559,252	55,485,256	56,754,240	56,754,240
— Diluted		55,768,866	56,814,503	59,067,424	59,067,424

(1) Share-based compensation:
Included in cost of services		(4,360)	(4,082)	(6,084)	(967)
Included in operating expenses
— Sales and marketing		(3,748)	(3,509)	(5,230)	(831)
— General and administrative		(18,912)	(16,371)	(26,660)	(4,236)

(2) Each ADS represents two common shares.

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

	Note	2010	2011	2011
		RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS

Current assets:
Cash	2(d)	1,192,888	783,699	124,517
Restricted cash	2(d)	44,888	4,263	677
Short-term investments	2(f)	406,943	1,270,343	201,837
Accounts receivable (net of allowance for doubtful accounts of RMB1,965 and RMB2,022 as of December 31, 2010 and 2011, respectively)	3	33,386	43,708	6,945
Prepayments and other current assets	4	75,256	199,836	31,751
Deferred tax assets, current	8	6,749	11,042	1,754

Total current assets		1,760,110	2,312,891	367,481

Long-term investments	2(f), 11	15,433	—	—
Property and equipment, net	5	202,699	192,120	30,525
Intangible assets, net	6	4,805	4,290	682
Other long-term assets		4,853	48,649	7,729
Deferred tax assets, non-current	8	110	86	14

Total non-current assets		227,900	245,145	38,950

Total assets		1,988,010	2,558,036	406,431

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		15,551	20,326	3,229
Salary and employee related accrual		39,543	44,287	7,037
Taxes payable		39,795	54,623	8,679
Advance from customers		186,191	290,460	46,149
Other payables and accruals	7	50,491	40,793	6,482

Total current liabilities		331,571	450,489	71,576

Deferred tax liabilities, non-current	8	1,583	1,972	313

Total liabilities		333,154	452,461	71,889

Commitments and contingencies	13	—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 56,473,949 and 56,981,341 shares issued and outstanding as of December 31, 2010 and 2011, respectively)		47	47	7
Additional paid-in capital		997,933	1,061,819	168,706
Statutory reserves	2(p)	6,811	7,332	1,165
Accumulated other comprehensive income		1,313	1,638	260
Retained earnings		648,752	1,034,739	164,404

Total shareholders’ equity		1,654,856	2,105,575	334,542

Total liabilities and shareholders’ equity		1,988,010	2,558,036	406,431

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

					Accumulated
	Common shares				other		Total
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	comprehensive income	Retained earnings	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
		(in thousands, except share data)

Balance as of December 31, 2008	56,378,139	47	917,352	6,947	1,054	301,443	1,226,843

Exercise of share options	167,120	0	5,062	—	—	—	5,062
Share-based compensation	—	—	27,020	—	—	—	27,020
Repurchase and retirement of common shares	(1,418,400)	(1)	(47,310)	—	—	—	(47,311)
Appropriation of statutory reserves	—	—	—	421	—	(421)	—
Currency translation adjustments	—	—	—	—	13	—	13
Net income	—	—	—	—	—	112,512	112,512

Balance as of December 31, 2009	55,126,859	46	902,124	7,368	1,067	413,534	1,324,139

Exercise of share options	1,681,694	1	93,147	—	—	—	93,148
Share-based compensation	—	—	23,962	—	—	—	23,962
Repurchase and retirement of common shares	(334,604)	(0)	(21,300)	—	—	—	(21,300)
Appropriation of statutory reserves	—	—	—	250	—	(250)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(807)	—	807	—
Currency translation adjustments	—	—	—	—	246	—	246
Net income	—	—	—	—	—	234,661	234,661

Balance as of December 31, 2010	56,473,949	47	997,933	6,811	1,313	648,752	1,654,856

Exercise of share options	511,392	0	26,560	—	—	—	26,560
Share-based compensation	—	—	37,974	—	—	—	37,974
Repurchase and retirement of common shares	(4,000)	(0)	(648)	—	—	—	(648)
Appropriation of statutory reserves	—	—	—	521	—	(521)	—
Currency translation adjustments	—	—	—	—	325	—	325
Net income	—	—	—	—	—	386,508	386,508

Balance as of December 31, 2011	56,981,341	47	1,061,819	7,332	1,638	1,034,739	2,105,575

Balance as of December 31, 2011 (US$ Note 2(c))	56,981,341	7	168,706	1,165	260	164,404	334,542

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	112,512	234,661	386,508	61,410
Adjustments for:
Share-based compensation	27,020	23,962	37,974	6,034
Depreciation	28,877	27,326	26,389	4,193
Amortization of intangible assets	2,314	2,061	1,615	256
Allowance (Reversal of allowance) for doubtful accounts	1,075	(28)	801	127
Loss due to disposal of fixed assets	94	61	141	22
Loss from foreign currency translation	234	6,848	9,363	1,488
Loss from impairment of long-term investments	—	—	15,081	2,396
Deferred tax benefit	(2,259)	(1,020)	(3,880)	(616)
Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	503	(15,412)	(11,123)	(1,767)
Decrease (Increase) in prepayments and other current assets	5,097	(35,357)	(124,580)	(19,794)
Increase (Decrease) in accounts payable	(817)	5,657	5,357	851
Increase in salary and employee related accrual	5,725	11,448	4,744	753
Increase in taxes payable	2,359	13,946	24,131	3,834
Increase in advance from customers	30,638	67,914	104,269	16,567
Increase in other payables and accruals	2,463	354	21,624	3,436
Decrease (Increase) in other long-term assets	(1,380)	1,787	(1,459)	(232)
Net cash provided by operating activities	214,455	344,208	496,955	78,958

Cash flows from investing activities:
Purchase of short-term investments	(241,210)	(149,633)	(863,400)	(137,180)
Purchase of property and equipment	(28,747)	(23,253)	(58,870)	(9,354)
Purchase of intangible assets	(2,947)	(1,564)	(1,100)	(175)
Net cash used in investing activities	(272,904)	(174,450)	(923,370)	(146,709)

Cash flows from financing activities:
Repurchase and retirement of common shares	(47,311)	(21,300)	(648)	(103)
Proceeds from the exercise of share options	5,062	93,148	26,560	4,220
Net cash provided by (used in) financing activities	(42,249)	71,848	25,912	4,117
Effect of foreign exchange rate changes on cash	(205)	(6,125)	(8,686)	(1,380)

Net increase (decrease) in cash	(100,903)	235,481	(409,189)	(65,014)
Cash, beginning of year	1,058,310	957,407	1,192,888	189,531
Cash, end of year	957,407	1,192,888	783,699	124,517

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	34,417	49,519	71,435	11,350

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(991)	(989)	(407)	(65)

Supplemental disclosure of non-cash activities:
Restricted cash related to the exercise of share options	—	44,888	4,263	677

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

1.      ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), its subsidiaries, which principally consist of 51net Beijing, 51net HR, 51net.com Inc. (“51net”), Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”) and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (“WFOE”), and certain variable interest entity (“VIE”) subsidiaries, which consist of Beijing Run An Information Consultancy Co., Ltd. (“Run An”), Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”) and Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”). On December 30, 2011, the Shanghai Administration for Industry and Commerce approved the closure of RAL. The Company, its subsidiaries and VIE subsidiaries are hereinafter collectively referred to as the “Group.”

The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC” or “China”) and is principally engaged in recruitment related advertising services, including Internet recruitment services and the production of a city-specific publication of advertisement listings as newspaper inserts. The Group also provides other human resource related services, such as business process outsourcing, training, campus recruitment and executive search.

2.      PRINCIPAL ACCOUNTING POLICIES

(a)              Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management’s significant estimates include those related to accounts receivable allowances, fair values of options to purchase the Company’s common shares, estimated useful lives of property and equipment and intangible assets, consolidation of variable interest entities, assessment of recoverability of long-term investments and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.

(b)              Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the variable interest entities of which the Company is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors; or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

As of December 31, 2010 and 2011 and for all years presented, the Company is the primary beneficiary of three VIEs, Run An, Qian Cheng and RAL, which were established in January 1997, February 1999 and April 2004, respectively. Run An and Qian Cheng were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any ownership interest in the VIE subsidiaries, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. As a result of the Company’s consolidation of Run An, Qian Cheng and RAL for all periods presented, 100% of the interest of Tech JV and AdCo are included in the consolidated financial statements. The adoption of the new consolidation guidance effective January 1, 2010 did not impact the Company’s financial statements.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of the Company. As of December 31, 2011, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB1,159.

Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2011, the registered capital of Qian Cheng was RMB1,500 and its accumulated loss was RMB1,147.

On December 30, 2011, the Shanghai Administration for Industry and Commerce approved the closure of RAL. RAL was wholly owned by Run An. RAL previously held an Internet content provider license and a permit issued by the Shanghai human resources and social security bureau which allowed it to conduct human resource related services.

The Group has entered into various agreements as related to its VIE subsidiaries. The key provisions of the agreements with the Company or its subsidiaries and the VIE subsidiaries or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An, Qian Cheng and RAL, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An, Qian Cheng and RAL for service fees. The technical and consulting service agreements with WFOE have a term of ten years, valid to May 3, 2014 for the Qian Cheng agreement and valid to September 11, 2017 for the Run An agreement, and can only be terminated by WFOE during the term. Such term is renewable upon the expiration of the agreement. Upon the closure of RAL in December 2011, the technical and consulting service agreement between WFOE and RAL was terminated.

Pledge and Control Agreements. As security for Run An, Qian Cheng and RAL’s obligations under the technical and consulting service agreements, the shareholders of Run An, Qian Cheng and RAL have pledged all of their equity interest in Run An, Qian Cheng and RAL to WFOE. According to the pledge agreement, WFOE has the right to sell the pledged equity. Additionally, the shareholders of Run An, Qian Cheng and RAL have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreements. They have further agreed that they will obtain WFOE’s consent regarding material decisions concerning the operation of Run An, Qian Cheng and RAL, including the distribution of profits, the incurrence of debt and the appointment of directors. Additionally, WFOE has the right to recommend candidates to the board for the positions of general manager and senior executives of Run An, Qian Cheng and RAL. Under such pledges, WFOE is obliged to purchase any and all of the equity interest in Run An, Qian Cheng and RAL from their shareholders, if permitted by the PRC laws. The pledges cannot be released until the discharge of all of Run An, Qian Cheng and RAL’s obligations under the respective technical and consulting service agreement. Upon the closure of RAL in December 2011, the pledge agreement between WFOE and RAL was terminated.

Management monitors the regulatory risk associated with these contractual arrangements. Jun He Law Offices, the Group’s PRC legal counsel, has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects, with exception to the effectiveness of the pledges under the equity pledge agreements, which have not yet been registered with the relevant administration of industry and commerce. Based on such advice and management’s knowledge and experience, the Group believes that its contractual arrangements with its consolidated VIEs are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. See Note 15 for further discussion.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.2939 on December 30, 2011, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011, or at any other rate.

(d)              Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2010 and 2011 are amounts denominated in United States dollars totaling US$42,695 and US$24,209, respectively (equivalent to approximately RMB282,756 and RMB152,538, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2010 and 2011, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

(f)                 Investments

Short-term investments consist of certificates of deposit with original maturities between three months and one year.

Long-term investments consist of non-interest bearing loans provided to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services company in China, in 2007 and 2008. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company. See Note 11.

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded as impairment losses are recorded when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near-term prospects of the issuers; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company determined that the carrying value of the investments in Area Link was not recoverable and recognized a loss from impairment totaling RMB15,081 for the year ended December 31, 2011. No impairment losses were recorded during the years ended December 31, 2009 and 2010.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

(i)                 Impairment of Long-Lived Assets

The Group has adopted ASC 360 “Property, Plant and Equipment,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2009, 2010 and 2011.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

Other Human Resource Related Revenues

The Group also provides other value-added human resource products, such as business process outsourcing, training, campus recruitment, executive search and other services. Revenue is recognized when (i) persuasive evidence of an agreement exists, (ii) services are rendered, (iii) the sales price and terms are fixed or determinable, and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

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

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city in China to carry out a pilot program of tax reform. Effective January 1, 2012, any entity in Shanghai under the category of “selected modern service industries” will switch from a business tax payer to a value-added tax, or VAT, payer, who is permitted to offset input VAT supported by valid VAT invoices received from vendors against its VAT liability. Some of the Company’s subsidiaries in Shanghai fall into this category and will be subject to VAT at a rate of 6% and will stop paying business tax from January 1, 2012 onwards. The Company does not expect this new VAT policy in Shanghai will have a material impact on its financial statements.

(k)              Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, printing and publishing expenses, subcontracting fees and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

(l)                 Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations when incurred and totaled RMB32,022, RMB58,332 and RMB62,371 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

For the years ended December 31, 2009, 2010 and 2011, the fair value of options granted was estimated with the following assumptions:

	2009	2010	2011
Risk-free interest rate	1.70%	0.87%-2.26%	1.58%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	60%	50%	48%
Weighted average of fair value per option at grant date	RMB12.70	RMB24.96	RMB70.26

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

The Company adopted ASC 740-10-25 “Income Taxes — Overall — Recognition” to account for uncertainties in income taxes effective January 1, 2007. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. As of December 31, 2010 and 2011, the Company did not have any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

(p)              Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2009, 2010 and 2011. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2009, 2010 and 2011. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2009, 2010 and 2011. During the years ended December 31, 2009, 2010 and 2011, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB364, RMB250 and RMB521, respectively. During the year ended December 31, 2010, the Group also made a reversal of RMB546 from the common statutory common reserve fund to retained earnings due to the closure of two subsidiaries. The statutory common reserve funds of these two subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common reserve fund was made in the years ended December 31, 2009 and 2011.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

In addition, the Group’s subsidiaries and VIE subsidiaries incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. The Group’s subsidiaries made total appropriations to their statutory common welfare fund of RMB57, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively. During the year ended December 31, 2010, the Group also made a reversal of RMB261 from the statutory common welfare fund to retained earnings due to the closure of two subsidiaries. The statutory common welfare funds of these two subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common welfare fund was made in the years ended December 31, 2009 and 2011.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(q)              Dividend

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(p). Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations were approximately RMB518,158 and RMB516,288, or 31.3% and 24.5% of total consolidated net assets, as of December 31, 2010 and 2011, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent. Condensed parent company data is contained in Financial Statement Schedule I.

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (i) market approach; (ii) income approach; and (iii) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

(t)                 Segment Reporting

Based on the criteria established by ASC 280 “Segment Reporting,” the Company currently operates and manages its business as a single operating and single reportable segment. The Company primarily generates its revenues from customers in the PRC, and assets of the Company are also located in PRC. Accordingly, no geographical segments are presented.

(u)              Stock Repurchase

When the Company’s common shares are repurchased for retirement, the excess of cost over par value is charged entirely to additional paid-in capital, limited to additional paid-in capital of the same issue being retired.

(v)               Comprehensive Income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income mainly consists of cumulative foreign currency translation adjustments.

(w)            Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on the Company’s financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.      ACCOUNTS RECEIVABLE

	2010	2011
	RMB	RMB
Accounts receivable	35,351	45,730
Less: Allowance for doubtful accounts	(1,965)	(2,022)
	33,386	43,708

The movement of allowance for doubtful accounts is analyzed as follows:

	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of period	2,783	2,620	1,965
Additions	1,075	—	801
Reversals	—	(28)	—
Write-offs	(1,238)	(627)	(744)
Balance at end of period	2,620	1,965	2,022

4.      PREPAYMENTS AND OTHER CURRENT ASSETS

	2010	2011
	RMB	RMB
Rental and other deposits	2,931	742
Prepayments for rental and others	6,628	8,062
Employee advances	3,138	3,069
Payments made on behalf of customers	47,660	153,271
Prepaid insurance premium	1,945	1,040
Interest income receivable	4,399	25,192
Prepaid business tax	7,504	7,451
Others	1,051	1,009
Total	75,256	199,836

5.      PROPERTY AND EQUIPMENT

	2010	2011
	RMB	RMB
Land and building	193,767	193,767
Leasehold improvements	12,778	11,462
Electronic equipment	80,417	84,074
Furniture and fixtures	10,276	10,148
Motor vehicles	4,764	4,088
Other assets	9,109	11,317
Less: Accumulated depreciation	(108,412)	(122,736)
Net book value	202,699	192,120

Depreciation expense was RMB28,877, RMB27,326 and RMB26,389 for the years ended December 31, 2009, 2010 and 2011, respectively. Loss due to disposal of fixed assets was RMB94, RMB61 and RMB141 for the years ended December 31, 2009, 2010 and 2011, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

6.      INTANGIBLE ASSETS

	2010	2011
	RMB	RMB
Computer equipment software	19,290	20,353
Acquired training licenses	3,522	3,522
Less: Accumulated amortization	(18,007)	(19,585)
Net book value	4,805	4,290

Amortization expense was RMB2,314, RMB2,061 and RMB1,615 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company will record estimated amortization expenses of RMB1,472, RMB1,454, RMB927, RMB372 and RMB65 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

7.      OTHER PAYABLES AND ACCRUALS

	2010	2011
	RMB	RMB
Professional service fees	3,804	3,553
Office expenses	3,926	5,969
Deposit from customers	6,617	27,064
Revenue from newspaper sales collected on behalf of newspaper contractors	495	357
Payables to employees related to net proceeds from share options exercised	34,735	3,414
Others	914	436
Total	50,491	40,793

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

China

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) effective January 1, 2008. The EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign-invested enterprises. However, the EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws, to gradually increase their rates to 25%. Under this grandfather provision, the Group’s entities of Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, Tech JV and Wang Cai AdCo incorporated in Shanghai’s Pudong area, and the branches of Tech JV and Wang Cai AdCo located in Shenzhen were subject to an enterprise income tax (“EIT”) rate of 18% in 2008, 20% in 2009, 22% in 2010 and 24% in 2011, which is to be increased to 25% in 2012.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law, which is subject to a preferential tax rate of 15% through 2011. Therefore, Tech JV’s tax rate in 2009 decreased from 20% to 15% in Shanghai and Shenzhen, and from 25% to 15% in other localities, effective retroactively as of January 1, 2009. Tech JV is entitled to a preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. Such preferential tax rate for Tech JV expired at the end of 2011, and Tech JV’s entitlement to the 15% EIT rate starting from 2012 is subject to this entity’s application and the approval from the local tax authority.

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign investment enterprise (“FIE”) to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2011, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2009, 2010 and 2011 were taxed within the following jurisdictions:

	2009	2010	2011
	RMB	RMB	RMB
PRC entities	174,326	322,428	526,236
Non-PRC entities	(29,609)	(30,686)	(58,672)
Total	144,717	291,742	467,564

The current and deferred portion of income tax expense included in the consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	RMB	RMB	RMB
Current income tax expense
PRC entities	34,464	58,101	84,936
Non-PRC entities	—	—	—
Total	34,464	58,101	84,936
Deferred income tax benefit
PRC entities	(2,259)	(1,020)	(3,880)
Non-PRC entities	—	—	—
Total	(2,259)	(1,020)	(3,880)
Income tax expense
PRC entities	32,205	57,081	81,056
Non-PRC entities	—	—	—
Total	32,205	57,081	81,056

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(8)%	(8)%	(10)%
Non-deductibility of expenses incurred outside the PRC	5%	3%	3%
Other permanent differences	1%	1%	—
Reversal of valuation allowance	(1)%	(1)%	(1)%
Effective EIT rate of the Group	22%	20%	17%

Tax holidays, as included in the reconciliation table above and the tabular disclosure below, specifically refer to the preferential tax rate for Tech JV described for certain entities in the “China” section of this Note. The aggregate amount and per share effect of the tax holidays for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	10,786	23,675	46,225
Basic common share effect	0.19	0.43	0.81
Diluted common share effect	0.19	0.42	0.78

Significant components of deferred tax assets and liabilities as of December 31, 2010 and 2011 are as follows:

	2010	2011
	RMB	RMB
Deductible temporary differences related to other payables and accruals	6,404	10,536
Deductible temporary differences related to provision for doubtful accounts	426	506
Total current deferred tax assets	6,830	11,042
Less: Valuation allowance	(81)	—
Net current deferred tax assets	6,749	11,042
Tax loss carryforwards	1,527	640
Total non-current deferred tax assets	1,527	640
Less: Valuation allowance	(1,417)	(554)
Net non-current deferred tax assets	110	86
Total deferred tax assets	6,859	11,128
Taxable temporary differences related to depreciation period	(1,583)	(1,972)
Total non-current deferred tax liabilities	(1,583)	(1,972)
Total deferred tax liabilities	(1,583)	(1,972)

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

As of December 31, 2010 and 2011, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2009, 2010 and 2011 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB350 as of December 31, 2011 will expire beginning 2014.

The following represents a roll-forward of the valuation allowance for each of the years:

	2009	2010	2011
	RMB	RMB	RMB
Balance at beginning of period	2,100	2,140	1,498
Additions	492	5	—
Reversals	(452)	(647)	(944)
Balance at end of period	2,140	1,498	554

9.      SHARE-BASED COMPENSATION

In September 2000, the Company adopted a share option plan (“2000 Option Plan”) which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the 2000 Option Plan was increased to 5,530,578 in February 2004 and to 7,530,578 in July 2006. On April 30, 2009, the Company adopted a new share option plan (“2009 Option Plan”). The 2009 Option Plan provides for the issuance of up to 5,000,000 common shares. The total number of common shares reserved under the 2009 Option Plan was increased to 10,000,000 in December 2011. Under the option plans, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. The share options are granted at the fair market value of the common shares at the date of grant and can be exercised within six years from the date of grant.

The following table summarizes the Company’s share option activities for the year ended December 31, 2011:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2011	3,756,450	US$	7.75
Granted	1,720,464	US$	28.72
Exercised	(511,392)	US$	8.06
Forfeited	(44,180)	US$	11.68
Outstanding at December 31, 2011	4,921,342	US$	15.01	3.79	US$	42,603
Vested and expected to vest at December 31, 2011	4,668,480	US$	14.87	3.75	US$	40,775
Exercisable at December 31, 2011	2,189,936	US$	8.50	2.61	US$	27,937

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2011 and the exercise price for in-the-money options.

The total intrinsic value of options exercised for the three years ended December 31, 2009, 2010 and 2011 was RMB4,717, RMB120,424 and RMB41,546 (US$6,601), respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

As of December 31, 2011, there was RMB125,790 (US$19,986) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 3.12 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2011, total cash received from the exercise of share options amounted to RMB26,560 (US$4,220).

A summary of non-vested share option activity for the year ended December 31, 2011 is presented below:

	Number of shares	Weighted average grant-date fair value
Non-vested at January 1, 2011	2,229,302	US$	3.30
Granted	1,720,464	US$	28.72
Vested	(1,174,180)	US$	3.93
Forfeited	(44,180)	US$	4.79
Non-vested at December 31, 2011	2,731,406	US$	7.96
Expected to vest at December 31, 2011	2,478,544	US$	8.06

There were no capitalized share-based compensation costs for the years ended December 31, 2009, 2010 and 2011. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2009, 2010 and 2011, totaled RMB27,020, RMB23,962 and RMB37,974 (US$6,034), respectively. The total fair value of share options vested during the year ended December 31, 2009, 2010 and 2011 was RMB29,297, RMB21,153 and RMB29,059 (US$4,617), respectively.

10.    EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to RMB58,932, RMB64,684 and RMB83,985 for the years ended December 31, 2009, 2010 and 2011, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

11.    RELATED PARTY TRANSACTION

In August 2007, the Company entered into a cooperation agreement with Recruit, which is a shareholder of the Company, to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, the Company may provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link’s share capital. The Company did not provide financing to Area Link for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, total investment in Area Link was RMB15,081, for which full impairment provision was provided. See Note 2(f).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2009, 2010 and 2011 as follows:

	2009	2010	2011
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income	112,512	234,661	386,508
Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	55,559,252	55,485,256	56,754,240
Effect of dilutive share options	209,614	1,329,247	2,313,184
Denominator for diluted earnings per share	55,768,866	56,814,503	59,067,424
Basic earnings per share	2.03	4.23	6.81
Diluted earnings per share	2.02	4.13	6.54

The Company excluded outstanding share options of 3,688,627 in 2009, 1,341,778 in 2010 and 1,294,660 in 2011 from the calculation of diluted earnings per common share because the exercise prices of these share options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.

13.    COMMITMENTS AND CONTINGENCIES

Publication Fee and Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Publication fees	Operating lease – Office premises	Operating lease – Others	Total
	RMB	RMB	RMB	RMB
2012	25,414	25,126	3,389	53,929
2013	20,426	17,911	1,035	39,372
2014	—	3,916	177	4,093
2015	—	886	—	886
	45,840	47,839	4,601	98,280

Rental expenses for the years ended December 31, 2009, 2010 and 2011 were RMB34,501, RMB33,204 and RMB37,042, respectively.

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements to purchase advertising services from outdoor and Internet media companies. Future minimum payments with respect to these agreements for the twelve months ending December 31, 2012 are RMB4,658.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

14.    FINANCIAL INSTRUMENTS

Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, receivables, long-term investments and payables. In accordance with ASC 820, cash, restricted cash, accounts receivable and payables are classified within Level 1 and their carrying values approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of certificates of deposits, are classified within Level 1 and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Long-term investments consist of non-interest bearing loans to Area Link, for which full impairment provision was provided in the year ended December 31, 2011. See Note 2(f).

15.    CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2010 and 2011, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2011, the Company had approximately RMB1,912,594 (US$303,881) in cash and certificates of deposit in the PRC, which constitute about 93% of total cash, restricted cash and short-term investments. Approximately 62% of the Company’s total cash, restricted cash and short-term investments were held at a branch of Bank of Nanjing in Shanghai, PRC.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$, except share and per share data)

The Group is subject to regulatory risks, which include the interpretation of current tax laws, the legality of its corporate structure and the scope of its operations in the PRC, which may result in limitations on the Group’s ability to conduct business in the PRC. In addition, the Group conducts some of its operations in China through VIEs and consolidates them pursuant to a series of contractual arrangements. If the contractual arrangements establishing the VIE structure are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, among others, imposing penalties which may cause the Group to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Group’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs. If the PRC government finds that these contractual arrangements do not comply with applicable laws and regulations, it may require the Group to restructure its operations entirely. The Group’s business, operating results and financial condition could also be materially and adversely affected by significant political, economic and social uncertainties in the PRC.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2009, 2010 and 2011. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2010 and 2011.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$ (Note 4)
		(in thousands)

Net revenues		—	—	—	—
Cost of services		—	—	—	—
Gross profit		—	—	—	—
Total operating expenses		(28,760)	(24,434)	(39,142)	(6,219)
Loss from operations		(28,760)	(24,434)	(39,142)	(6,219)
Equity in profit of subsidiary companies, net	1	141,198	265,623	445,948	70,854
Loss from impairment of long-term investments		—	—	(15,081)	(2,396)
Loss from foreign currency translation		(215)	(6,673)	(7,898)	(1,255)
Interest income		376	260	3,996	635
Other expense		(87)	(115)	(1,315)	(209)
Income before income tax expense		112,512	234,661	386,508	61,410
Income tax expense		—	—	—	—
Net income		112,512	234,661	386,508	61,410

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2011

	Note	2010	2011	2011
		RMB	RMB	US$ (Note 4)
		(in thousands, except share and per share data)
ASSETS

Current assets:
Cash		243,229	40,874	6,494
Restricted cash		34,411	4,263	677
Short-term investments	3	—	126,018	20,022
Receivables due from related parties	2	3,350	99,817	15,860
Prepayments and other current assets		44	3,736	594

Total current assets		281,034	274,708	43,647

Long-term receivables due from related parties	2	318,403	318,403	50,589
Long-term investments	3	15,433	—	—
Investment in subsidiaries	1	1,080,281	1,526,229	242,493

Total non-current assets		1,414,117	1,844,632	293,082

Total assets		1,695,151	2,119,340	336,729

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties	2	4,773	9,123	1,450
Other payables and accruals		35,522	4,642	737

Total current liabilities		40,295	13,765	2,187

Total liabilities		40,295	13,765	2,187

Shareholders’ equity:

Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 56,473,949 and 56,981,341 shares issued and outstanding as of December 31, 2010 and 2011, respectively)		47	47	7
Additional paid-in capital		997,933	1,061,819	168,706
Accumulated other comprehensive income		1,313	1,638	260
Retained earnings, including statutory reserves		655,563	1,042,071	165,569

Total shareholders’ equity		1,654,856	2,105,575	334,542

Total liabilities and shareholders’ equity		1,695,151	2,119,340	336,729

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 4)
	(in thousands)

Net cash provided by (used in) operating activities	1,693	239	(93,563)	(14,866)
Net cash used in investing activities	—	—	(126,018)	(20,022)
Net cash provided by (used in) financing activities	(42,249)	71,849	25,912	4,117
Effect of foreign exchange rate changes on cash	(215)	(6,125)	(8,686)	(1,380)
Net increase (decrease) in cash	(40,771)	65,963	(202,355)	(32,151)
Cash, beginning of year	218,037	177,266	243,229	38,645
Cash, end of year	177,266	243,229	40,874	6,494

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$ unless otherwise stated)

1.      BASIS OF PRESENTATION

The condensed financial statements of 51job, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

The Company is generally a holding company of certain subsidiaries and variable interest entities (collectively “Subsidiaries”). The Company records it investment in its Subsidiaries under the equity method of accounting as prescribed in Accounting Standards Codification 323 “Investments — Equity Method and Joint Ventures.” Such investment is presented on the balance sheet as “Investment in subsidiaries” and 100% of the Subsidiaries’ profit or loss as “Equity in profit of subsidiary companies, net” on the statement of operations.

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

2.      RELATED PARTY BALANCES

Balances with related parties for the periods indicated are as follows:

	2010	2011
	RMB	RMB
Receivables due from related parties:
51net HR	722	716
51net Beijing	50	75
51net.com Inc.	2,578	99,026
	3,350	99,817
Long-term receivables due from related parties:
51net.com Inc.	318,403	318,403
	321,753	418,220
Due to related parties:
Qianjin Network Information Technology (Shanghai) Co., Ltd.	713	814
Shanghai Qianjin Advertising Co., Ltd.	4,060	8,309
	4,773	9,123

The amounts due from 51net.com Inc. relate to cash payments made by the Company to 51net.com Inc. for investment in the Company’s PRC entities. The amounts are unsecured, non-interest bearing and have no definite terms.

3.      INVESTMENTS

Short-term investments consist of certificates of deposit with original maturities between three months and one year.

Long-term investments consist of non-interest bearing loans provided to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services company in China, in 2007 and 2008. Area Link is affiliated with Recruit Co., Ltd., a shareholder of the Company. The Company determined that the carrying value of these investments was not recoverable and recognized a loss from impairment totaling RMB15,081 for the year ended December 31, 2011. No impairment losses were recorded during the years ended December 31, 2009 and 2010.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

51JOB, INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of RMB and US$ unless otherwise stated)

4.      FOREIGN CURRENCIES

The unaudited United States dollar (“US$”) amounts disclosed in the financial statement are presented solely for the convenience of the readers. Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.2939 on December 30, 2011, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011, or at any other rate.