Form 20-F
period 2012-12-31
51JOB, INC.
filed 2013-04-12
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Rick Yan, Chief Executive Officer

Telephone: +(86-21) 6160-1888

Facsimile: +(86-21) 6879-6233

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common shares, par value US$0.0001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading but only in connection with the listing of American depositary shares, or ADSs, on the NASDAQ Stock Market LLC. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder. Each ADS represents the right to receive two common shares of the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 57,786,679 common shares, par value US$0.0001 per share.

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

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.2301 to US$1.00 on December 31, 2012. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

This annual report on Form 20-F includes our audited consolidated statement of operations and comprehensive income data for the years ended December 31, 2010, 2011 and 2012, and audited consolidated balance sheet data as of December 31, 2011 and 2012.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “is/are likely to,” “expect,” “intend,” “aim,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

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

The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	312,121	332,987	543,045	803,004	943,432	151,431
Print advertising	359,234	279,467	277,645	208,365	105,309	16,903
Other human resource related revenues	189,062	204,666	269,305	358,730	463,508	74,399

Total revenues	860,417	817,120	1,089,995	1,370,099	1,512,249	242,733
Net revenues	815,478	773,947	1,032,219	1,299,678	1,447,338	232,314
Cost of services(1)	(377,487)	(305,722)	(345,865)	(370,661)	(405,233)	(65,044)

Gross profit	437,991	468,225	686,354	929,017	1,042,105	167,270

Operating expenses(1):
Sales and marketing	(215,228)	(214,400)	(277,543)	(329,466)	(370,100)	(59,405)
General and administrative	(125,981)	(133,511)	(136,647)	(158,355)	(186,460)	(29,929)

Total operating expenses	(341,209)	(347,911)	(414,190)	(487,821)	(556,560)	(89,334)

Income from operations	96,782	120,314	272,164	441,196	485,545	77,936
Income before income tax expense	107,777	144,717	291,742	467,564	565,685	90,798
Income tax expense	(31,176)	(32,205)	(57,081)	(81,056)	(95,579)	(15,341)

Net income	76,601	112,512	234,661	386,508	470,106	75,457

Earnings per share:
Basic	1.35	2.03	4.23	6.81	8.17	1.31
Diluted	1.35	2.02	4.13	6.54	7.92	1.27
Earnings per ADS(2):
Basic	2.71	4.05	8.46	13.62	16.35	2.62
Diluted	2.70	4.03	8.26	13.09	15.84	2.54
Weighted average number of shares outstanding:
Basic	56,581,719	55,559,252	55,485,256	56,754,240	57,510,591	57,510,591
Diluted	56,709,513	55,768,866	56,814,503	59,067,424	59,375,123	59,375,123

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	1,058,310	957,407	1,192,888	783,699	1,122,557	180,183
Short-term investments	16,100	257,310	406,943	1,270,343	1,408,845	226,135
Total current assets	1,141,252	1,277,544	1,760,110	2,312,891	2,887,443	463,466
Total non-current assets	233,117	234,972	227,900	245,145	353,919	56,808

Total assets	1,374,369	1,512,516	1,988,010	2,558,036	3,241,362	520,274

Liabilities:
Total current liabilities	146,796	187,366	331,571	450,489	573,349	92,029
Total non-current liabilities	730	1,011	1,583	1,972	1,985	318

Total liabilities	147,526	188,377	333,154	452,461	575,334	92,347
Shareholders’ equity:
Common shares	47	46	47	47	48	8
Additional paid-in capital	917,352	902,124	997,933	1,061,819	1,152,174	184,937
Total shareholders’ equity	1,226,843	1,324,139	1,654,856	2,105,575	2,666,028	427,927

Total liabilities and shareholders’ equity	1,374,369	1,512,516	1,988,010	2,558,036	3,241,362	520,274

(1)	Share-based compensation was included in the consolidated statement of operations and comprehensive income data as follows:

	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(4,564)	(4,360)	(4,082)	(6,084)	(7,870)	(1,263)
Operating expenses:
Sales and marketing	(3,923)	(3,748)	(3,509)	(5,230)	(6,766)	(1,086)
General and administrative	(18,947)	(18,912)	(16,371)	(26,660)	(35,902)	(5,763)

(2)	Each ADS represents two common shares.

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.2301 to US$1.00 on December 31, 2012. The noon buying rate on April 5, 2013 was RMB6.2005 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 5)	6.2005	6.2008	6.2078	6.1962

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.

We face significant competition in our online recruitment services and our other human resource related services businesses. Our online recruitment services, conducted through www.51job.com, face intense competition from other dedicated job search websites such as Zhaopin.com, ChinaHR.com and Cjol.com, as well as from local job search websites. In addition, local job fair organizers have developed or acquired online capabilities.

Our other human resource related services face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for online recruitment. In addition, some of the competitors we encounter in our business process outsourcing business are affiliated with local government agencies and have licenses to provide a wider range of services than we do. The competition in the training services market is currently highly fragmented and primarily made up of small, local training firms, but we could face increased competition should there be a consolidation of these training firms.

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

In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals and search engines, dedicated recruitment advertising websites, professional and social networking websites, and other human resource services providers who may enter the market for any or all of our services. For example, Baidu, Inc., a leading Chinese language Internet search provider, introduced an online recruitment website, Baijob.com, in January 2011. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that our markets are underpenetrated, and that competitors could acquire significant numbers of corporate customers and individual users within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

A slowdown or adverse development in the PRC economy may have a material and adverse impact on our customers, demand for our services and our business.

Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or divisions of foreign firms operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. For example, due to the impact of the global economic and financial market crisis and slowdown in China, we experienced a significant reduction in customer demand for our recruitment advertising services, which led to a decrease in revenues in 2009. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our online recruitment business.

We believe that the use of advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. As a result, we face challenges in promoting greater use of advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. We cannot assure you that recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our online recruitment business.

If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.

We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. As part of our online recruitment services, we offer general online advertising on our website, which is an important element in our ability to sell online recruitment advertisements to employers and which generates a material portion of our revenues. While China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history and China’s Internet penetration rate is low relative to most developed countries. Our future results of operations from online recruitment services will depend substantially upon an increase in Internet penetration and an increase in acceptance and use of the Internet for the distribution of services and for the facilitation of commerce in China. In addition, as Internet penetration rates vary widely across the different cities and regions of China, the level of acceptance of online recruitment services may be low in certain geographies for an extended period of time, which may negatively impact our operations in those markets. Moreover, unless they are resolved, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment may adversely affect our online recruitment services business.

If we are unable to maintain economies of scale with respect to our businesses, our results of operations from these businesses may be materially and adversely affected.

We incur fixed costs relating to website connectivity, maintenance, design and operation in our online business. We also incur fixed costs such as management, staff, rent, infrastructure and utilities in connection with operating our Shanghai headquarters, Wuhan call center and local sales offices across China. Our ability to achieve desired operating margins depends largely on our success in generating a sufficient amount of revenues to offset the associated fixed costs. In addition, to drive employer and job seeker acceptance of www.51job.com as an attractive medium for posting and finding jobs, we need to maintain a critical mass of recruitment advertisements. If we are unable to maintain sufficient economies of scale in any or all of our geographic markets, our results of operations from these businesses may be materially and adversely affected.

The market for other human resource related services, including business process outsourcing, remains in the early development stage in China and we may be unable to expand such existing services or successfully develop new services in this area.

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

Our business process outsourcing services may be adversely impacted by changes in PRC regulations and policies. In addition, new and future government regulations may significantly increase the number of labor disputes, which may result in higher operating costs.

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, establishes restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance.

We provide business process outsourcing services for human resource administrative functions, in particular social insurance and benefits services, for employers. Our business process outsourcing services are designed to assist employers to be compliant with PRC regulations and policies that continually change. Changes in regulations could affect the extent and type of benefits employers are required to provide employees and the procedures, processes and documentation required by local government authorities to administer these benefits. Such changes could reduce or eliminate the need for some of our services. New or additional requirements could also increase our cost to provide our services. Any failure by us to be updated and knowledgeable on regulatory changes and to inform, educate and assist our clients regarding new or revised regulations that impact them could materially damage our brand and reputation. In addition, any failure by us to modify our business process outsourcing services in a timely fashion in response to regulatory changes could materially and adversely affect our results of operations.

In addition, since the PRC Labor Contract Law became effective, we have observed an increase in the number of labor disputes between employers and workers relating to its interpretation and application. The resolution of such labor disputes may require significant costs and resources, including the time our personnel spend dealing with increased human resource administration and legal issues for which we may not be compensated. If we incur higher operating costs for our business process outsourcing business, our results of operations could be materially and adversely affected.

We may face greater risks of doubtful receivables as our business process outsourcing operations grow.

In providing our business process outsourcing services to enterprises, due to the difference in timing between cash receipts and remittances, we may receive from time to time short-term deposits and advances in client funds and/or make short-term prepayments on behalf of our customers to be reimbursed to us. As our business process outsourcing operations have grown, our receivables have increased. We cannot assure you that we will be able to collect payment or reimbursement fully, or in a timely manner, on receivables from our business processing outsourcing services customers. As a result, we may face a greater risk of non-payment of these receivables, and as our business process outsourcing operations increase in scale, we may need to make increased provisions for doubtful accounts. If we are unable to successfully manage our receivables, our results of operations and financial condition may be materially and adversely affected.

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

Any failure by us to manage the ongoing shift in user habits and advertising expenditures from print to online media could materially and adversely affect our overall results of operations.

We have historically generated a meaningful portion of our revenues from our print advertising business, which accounted for 25.5% of our revenues in 2010, 15.2% of our revenues in 2011 and 7.0% of our revenues in 2012. In recent years, we have observed an ongoing shift in user habits and advertising expenditures from print to online media. As a result, we are allocating greater resources to focus on our faster growing business areas, especially our online recruitment and business process outsourcing services. At the same time, since 2010, we have been actively discontinuing our print advertising operations, decreasing the number of cities where 51job Weekly is published from 22 as of December 31, 2009 to six as of the date of this annual report. If we are not able to generate sufficient revenues from our online recruitment services or other businesses to offset the loss of revenues from our print advertising business, our overall results of operations could be materially and adversely affected.

Due to seasonal variations in demand for human resource services, we experience material fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.

We experience material fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in the periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, we historically experience an increase in recruitment activity. During these peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have usually observed seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment activity at calendar year end. Due to these factors, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

We are dependent on local newspaper contractors in each of our geographic markets to publish and distribute 51job Weekly.

In the PRC, entities engaged in publishing activities are required by the government to have a publishing license. We do not have any publishing licenses. We are dependent on contractual arrangements with local newspapers in each of our geographic markets in order to publish and distribute 51job Weekly. Our arrangements with our local newspaper contractors require them to print, publish and distribute 51job Weekly as an insert in their newspaper. The initial term of our agreements with local newspaper contractors is generally two years or less.

We cannot assure you that our local newspaper contractors will conduct their activities in full compliance with applicable laws and regulations governing the publishing, distribution and sale of newspapers. In addition, we cannot assure you that our local newspaper contractors will fulfill their obligations under our agreements. Any adverse developments involving our local newspaper contractors could significantly disrupt or impair the publication, promotion and distribution of 51job Weekly.

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

If we fail to generate a high volume of recruitment advertisements, successfully promote and develop the perception of www.51job.com as a “destination site,” undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on www.51job.com are found to contain inaccurate or false information, the value proposition of www.51job.com as a leading online recruitment platform may be weakened. Furthermore, we may be subject to claims by individuals and customers seeking to hold us liable for such inaccurate or false information. Any claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

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

We have grown significantly since we commenced operations in 1998 and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place significant demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. For example, the capacity of our national sales and customer service call center will triple upon completion of the purchase of an additional building in Wuhan. If we are unable to properly manage our operations or our services in existing markets, or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.

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

•

anticipate and adapt to changing conditions in the human resource, online and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

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

In August 2007, we entered into an agreement with our shareholder, Recruit Co., Ltd., or Recruit, a privately held human resource and information services company in Japan, to form and invest in a new company under Area Link Co., Ltd., or Area Link, which is a holding company affiliated with Recruit, to provide coupon advertising services in China. In 2011, due to changing market conditions and operational developments, we determined that the carrying value of the investment was not recoverable, and as a result, we recognized a loss from impairment of RMB15.1 million, the total amount of our investment. In December 2012, the coupon advertising services business was sold, we received RMB1.3 million (US$0.2 million) in sale proceeds, and we completed the termination of our cooperation agreement with Recruit. In the future, if we choose to develop or introduce other new products and services outside of the human resource services industry in China, we cannot assure you that we will be able to do so on a commercially viable basis or in a timely manner, or at all. Any of our efforts to begin or operate a business outside of the human resource services industry that are not successful may materially and adversely affect our financial condition and results of operations.

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

Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

Hacking and computer viruses may cause delays or other service interruptions on our systems. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. To date, we have not been subject to significant targeted disruptions or hacking, and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Unicom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, hacking and computer viruses. Moreover, if hacking or a computer virus affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

Our business could be adversely affected if our software contains “bugs.”

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

As of March 31, 2013, the following shareholders beneficially owned 36.3 million common shares:

•	Recruit, which beneficially owned 23.4 million common shares, or approximately 40.1% of our outstanding common shares, and which is affiliated with Kazumasa Watanabe, one of our directors; and

•	Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 22.0% of our outstanding common shares.

These shareholders, together with our other executive officers and directors, beneficially owned approximately 38.8 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their director or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

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

The Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. As a result, some of our subsidiaries in the special economic zones of Shanghai’s Pudong area and Shenzhen were subject to an EIT rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. In December 2009, our subsidiary, Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law. Tech JV became subject to a preferential tax rate of 15% for the years ended December 31, 2009, 2010 and 2011. In 2012, its preferential tax status has been renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in the future. In addition, there are uncertainties on how the EIT Law and its implementation rules will be enforced, and whether its future implementation may be consistent with its current interpretation. If the EIT rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially and adversely affected.

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

In addition, the PRC State Council, or the State Council, issued the Notice Regarding Unifying Rules of City Maintenance and Construction Tax and Education Expenses Surtax Applicable to Foreign-invested Enterprises and Domestic Enterprises and Individuals on October 18, 2010, or the State Council Notice No. 35. Under the State Council Notice No. 35, starting from December 1, 2010, the Interim Measures on City Maintenance and Construction Tax promulgated by the State Council in 1985 and the Interim Rules on Levying Education Expenses Surtax promulgated by the State Council in 1986, and relevant rules and measures promulgated thereafter shall also apply to foreign-invested enterprises, foreign enterprises and foreign individuals, including our entities Qian Cheng Wu You Network Information (Beijing) Co., Ltd., or WFOE, Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, and Tech JV. Both city maintenance and construction tax and education expenses surtax are levied based on the value-added tax, consumer tax and business tax actually paid by the taxpayer. Depending on the location of the taxpayer, the tax rate of city maintenance and construction tax applicable could be 7%, 5% or 1%, and the tax rate of the education expense surtax applicable is currently 3%.

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

The PRC State Administration of Taxation, or the SAT, issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, that addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and “indirectly transfers” the equity interests in such PRC resident enterprise by selling all shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

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

Under Accounting Standards Codification, or ASC, 718 “Compensation — Stock Compensation,” or ASC 718, we account for stock-based compensation transactions, such as stock option grants, using a fair value based method and recognize expenses in our consolidated statement of operations and comprehensive income. We use the Black-Scholes option pricing model to determine the fair value of stock options grants under ASC 718. This method is based upon, among other things, the volatility of our ADSs, which has been historically high. Therefore, the adoption of ASC 718 has negatively affected our profitability. The implementation of ASC 718 could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. A change to existing rules, future changes, if any, or the questioning of current practices may adversely and materially affect our earnings, which could cause the price of our ADSs to fall.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. — Controls and Procedures.”

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

If the chops of our PRC subsidiaries and affiliated entities are not kept safely, are stolen, or are misused or misappropriated by unauthorized persons, our business and operations could be materially and adversely affected.

In the PRC, a company chop or seal serves as the legal representation of the company to third parties even when unaccompanied by a signature. Each legally registered company in the PRC is required to have a company chop, which must be registered with the local public security bureau and the local administration of industry and commerce. In addition to this mandatory chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and affiliated entities are held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent these chops are not kept safely, are stolen, or are misused or misappropriated by unauthorized persons, the corporate governance of these entities could be severely and adversely compromised. As a result, these corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so, which may require us to take legal action, divert resources and management attention, and could materially and adversely affect our business and operations.

We have no business insurance coverage.

Other than insurance for some of our properties, we do not maintain any insurance. We do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of avian flu, H1N1 flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. There have been reports of occurrences of avian flu in various parts of China in recent years, including a few confirmed human cases and deaths in April 2013. In 2009, the global spread of H1N1 flu resulted in several confirmed deaths in China. In addition, China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. Restrictions on travel resulting from any prolonged outbreak of avian flu, H1N1 flu, SARS or another epidemic or outbreak could adversely affect our ability to market and service new and existing customers throughout China. Our business operations could be disrupted if one of our employees is suspected of having avian flu, H1N1 flu, SARS or another health epidemic, which would require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that avian flu, H1N1 flu, SARS or another outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future epidemic.

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

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2012, although there can be no assurance in this regard. However, we believe that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2012, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from those of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2012 and any taxable year thereafter.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates on taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Item 10. — Additional Information — Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

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

The shareholders of our affiliated Chinese entities may have potential conflicts of interest with us, which may adversely affect our business.

The principal shareholders of our affiliated entity, Run An, are David Weimin Jin and Tao Wang, both of whom are long-time executive officers of our company, and our other affiliated entity, Qian Cheng, is wholly owned by Run An. Although these persons are contractually obligated, or obligated as a result of their fiduciary duty to our company, to act in good faith and in our best interest, potential conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act entirely in our interests or that the conflicts of interest will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, incur significant costs, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and our subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations, including those governing foreign ownership in the human resource services and Internet content industries. These laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, we cannot assure you that we will not be found in violation of any existing or future PRC laws or regulations.

Under equity pledge agreements, the shareholders of our affiliated Chinese entities have pledged their respective equity interests to us. On March 16, 2007, the PRC Property Law was promulgated and took effect on October 1, 2007. According to the PRC Property Law, a pledge of the equity interest of a company in China cannot be legally established until it is duly registered with the relevant administration of industry and commerce. On September 1, 2008, the Measures on Registration of Pledge of Equity Interest with the Administration of Industry and Commerce was promulgated by the PRC State Administration of Industry and Commerce, or the SAIC, and took effect on October 1, 2008, which contains the procedure for registration of a pledge of the equity interest of a company. Because the pledges under the equity pledge agreements between WFOE and the shareholders of Qian Cheng and Run An were entered into prior to the effective date of these measures, the pledge agreements have not been registered with the relevant administration of industry and commerce, and as such, we cannot assure you about the effectiveness of these pledges. We are making efforts to register the pledges with the administration.

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

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, to restrain inflation and prevent the economy from overheating, the PRC government has instituted from time to time a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries. However, in response to the impact of the global economic and financial market crisis which slowed China’s economic growth rate, the PRC government loosened macroeconomic measures and monetary policies and announced an economic stimulus package of RMB4 trillion in November 2008. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the advertising, Internet content delivery or human resource industries, which could impose additional regulatory costs and burdens on us.

PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.

The interpretation and application of existing and future PRC laws and regulations and the stated positions of the main governing authority, the PRC Ministry of Industry and Information Technology, or the MIIT, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the MIIT has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. For those who are not in compliance with the requirements above and fail to rectify the non-compliance within the period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. Tech JV, our operating entity which provides online recruitment services, has obtained a value-added telecommunications business operation license permitting it to provide information service via the Internet and mobile networks. We may further modify our corporate structure to comply with these requirements.

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

The Public Company Accounting Oversight Board, a U.S. regulator which oversees the inspections of audit firms that conduct audits of registrants which file financial statements with the SEC, is currently unable, due to governmental and political factors, to inspect the audit work and practices of registered audit firms in China.

Public company auditors are required by law to undergo regular Public Company Accounting Oversight Board, or PCAOB, inspections to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the audit work and practices of our auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB, due to various governmental and political factors. Therefore, investors in U.S. markets who rely on audit reports from any Chinese audit firm are not able to consider the publicly reported findings of regular recurring PCAOB inspections of audit firms and their quality control practices into their decision making processes. As a result, investors may be deprived of the benefits of the PCAOB inspections.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm is denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find in a timely manner another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. Under the new policy, the value of the Renminbi has appreciated against the U.S. dollar of approximately 3.3% in 2010, 4.6% in 2011 and 1.0% in 2012. Correspondingly, we reported a loss from foreign currency translation of RMB6.8 million in 2010, RMB9.4 million in 2011 and RMB0.4 million (US$0.1 million) in 2012. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.

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

On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas-Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year. Similar with the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that the SAFE deems appropriate.

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2012 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We commenced our business in 1998. Since our inception, we have conducted substantially all of our operations in China. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2012 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign-invested enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of some of our trademarks and our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:

•

Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is owned by 51net, Wuhan AdCo and Qian Cheng, and is allowed to conduct online advertising and holds human resource related services and value-added telecommunications services licenses;

•

Shanghai Qianjin Advertising Co., Ltd., or AdCo, and AdCo’s one branch office, two majority owned subsidiaries and one jointly owned subsidiary with Tech JV, or, collectively, the AdCo Subsidiaries. AdCo, which is owned by Tech JV and Qian Cheng, and the AdCo Subsidiaries hold licenses and permits to conduct advertising businesses;

•	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Run An, is our joint venture partner in Tech JV and holds minority interests in AdCo and the AdCo Subsidiaries;

•	Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company;

•	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns certain of our trademarks and registered copyrights;

•

Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is an AdCo Subsidiary jointly owned by AdCo and Tech JV. Wang Cai AdCo and its eight branch offices hold licenses to conduct advertising businesses;

•	Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which is owned by 51net HR and Run An and holds a license to provide human resource related services; and

•	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which is wholly owned by Qian Cheng, holds a minority interest in Tech JV and conducts advertising businesses in the city of Wuhan.

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

We completed the initial public offering of 6,037,500 American depositary shares, each representing two of our common shares, par value US$0.0001 per share, on October 4, 2004. On September 29, 2004, the trading of our ADSs commenced on the NASDAQ Global Select Market under the symbol “JOBS.”

Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +(86-21) 6160-1888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is National Registered Agents, Inc., located at 111 Eighth Avenue, New York, New York 10011.

Our principal capital expenditures in 2010 were RMB23.3 million and consisted of purchases of computers, network equipment, software and other intellectual property rights. In 2010, we completed the purchase of nine floors of an office building in Wuhan Optical Valley Software Park in the city of Wuhan, China for RMB23.5 million, of which RMB21.4 million was paid in 2009. Our principal capital expenditures in 2011 were RMB58.9 million, which included RMB42.1 million in installment payments toward the acquisition of a new building in Wuhan and the purchase of computers, office equipment and furnishings. Our principal capital expenditures in 2012 totaled RMB136.8 million (US$22.0 million), which consisted of RMB95.8 million (US$15.4 million) for the acquisition of office space in Guangzhou and RMB20.9 million (US$3.3 million) in installment payments toward the acquisition of the new Wuhan building as well as the purchase of computers, office equipment and furnishings.

Capital expenditures in 2012 were funded through operating cash flows and our existing capital resources, and we expect to continue to fund our capital expenditures through these means. Our capital expenditure plans for 2013 have not yet been fixed, but we intend to make installment payments to complete the acquisition of the new Wuhan office building as well as to purchase office furnishings, computers and technology-related equipment. In 2011, we entered into a letter of intent to acquire a new office building in Wuhan to house our growing sales and customer service team for an estimated total purchase price range of RMB70 million to RMB73 million, of which RMB63.0 million (US$10.1 million) has already been paid to the seller as of December 31, 2012.

B.	Business Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on recruitment advertising, we operate www.51job.com which is utilized by a broad base of corporate employers, reaches a wide and diverse audience of job seekers and aggregates job information from over 100 cities across China. Based on data available at Alexa.com, www.51job.com had the highest traffic ranking among recruitment websites in China for the three months ended March 31, 2013. We also operated print publications across six major cities in China as of the date of this annual report.

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

We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 49.8% of our revenues in 2010, 58.6% of our revenues in 2011 and 62.4% of our revenues in 2012. Our print advertising business generated 25.5% of our revenues in 2010, 15.2% of our revenues in 2011 and 7.0% of our revenues in 2012. Other human resource related services generated 24.7% of our revenues in 2010, 26.2% of our revenues in 2011 and 30.6% of our revenues in 2012.

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

We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 65.8 million user accounts established since the launch of our website in 1999 and approximately 57.2 million resumés posted online as of March 31, 2013. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management and advisory content available on the website.

We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers also post advertisements online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a large number of recruitment advertisements targeted at job seekers between the ages of 20 to 35 that are more likely to use the Internet for their job search. We generally update the advertisements on our website several times each hour, which allows employers to receive responses more rapidly than is generally possible using print advertisements. Employers also use our website as a marketing tool, placing advertising banners, trademarks, logos, website hyperlinks and other forms of advertising to promote their corporate image for a fee that varies depending on the size, graphics, placement and duration. We believe that certain employers view this image promotion as a significant means of attracting online job seekers to their recruitment advertisements on our website. As a result, we believe that our ability to offer these promotional formats is an important element in our ability to attract online recruitment advertising business, which generates a material portion of our revenues. However, in the event of any adverse change in the actual or perceived effectiveness of online image promotion, or online advertising in general, our online recruitment advertising business may be adversely affected. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — If the Internet, and online advertising in particular, does not achieve broad acceptance in China as a medium for recruitment, our online recruitment services business may be adversely affected.”

Employers can use our eHire web-based platform to post recruitment advertisements, search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom and China Unicom.

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
Estimated unique employers using online recruitment services	214,057	244,243	272,322

www.51job.com provides job seekers with online tools which allow them to:

•	search and review all current recruitment advertisements;

•	receive e-mails of advertisements matching the job seeker’s profile and preferences;

•	submit resumés directly to prospective employers to apply for a desired position;

•	organize and track job related information and applications;

•	obtain information about upcoming job fairs, career development advice and other job related information;

•	track updates and receive notifications on specific companies of their choice; and

•	engage and communicate with employers and other job seekers through online social forums.

We operate a mobile Internet website and have also developed mobile applications that enable job seekers to access their accounts through mobile devices and utilize most functions available on www.51job.com. We believe that these mobile offerings help job seekers receive information anywhere and anytime, allowing them to more quickly apply to desired job positions and respond to employers when they do not have convenient access to a personal computer. Although we do not currently monetize our mobile offerings, we believe these tools increase job seeker engagement, provide important real-time benefits and enhance the job search experience for our users.

We provide job seekers access to www.51job.com and our mobile applications free of charge.

We closely coordinate 51job Weekly with www.51job.com. We post a basic description of most 51job Weekly recruitment advertisements on our website on a complimentary basis to increase potential cross-selling opportunities.

Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. As of the date of this annual report, 51job Weekly was published in six cities across China.

The cities where 51job Weekly is published and our newspaper contractor in each city as of the date of this annual report are as follows:

City	Newspaper contractor(1)	City	Newspaper contractor(1)
Chengdu	Hua Xi Metropolitan News	Nanjing	Modern Express
Guangzhou	Guangzhou Youth Daily	Shenyang	Friendly Times
Harbin	Harbin Lifestyle Daily	Xian	China Merchant News

(1)	English translations of the Chinese names.

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

In China, entities engaged in publishing activities are required by the government to have a publishing license. Since we do not have any publishing licenses, we have established an exclusive relationship with a single local newspaper in each market where 51job Weekly is produced. We rely on these newspapers to provide us with printing and publishing services. These newspapers also generally provide us with distribution support in our local markets. 51job Weekly is distributed as an insert in our contractor’s newspaper and sold at newsstands, kiosks, convenience stores, supermarkets and other venues. We also circulate 51job Weekly independently through our direct marketing campaigns, including offering free copies of 51job Weekly at job fairs, in the lobbies of major office buildings, at post offices, on university campuses, outside mass transit stations and in other public areas.

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

In recent years, we believe the growing acceptance of online recruitment services by employers combined with the ongoing shift in recruitment advertising expenditures from print to online media has limited the future use and market outlook of print advertising services for recruitment purposes. As a result, we have made a strategic decision to transition our business focus away from these print advertising services and have discontinued the publication of 51job Weekly in many cities since 2010. We expect to further reduce the number of cities where 51job Weekly is published as we assess market conditions and customer behavior in each city on an ongoing basis. We expect that revenue contribution from our print advertising business will decrease and become immaterial as a percentage of total revenues over time.

The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated. In March 2013, we discontinued the publication of 51job Weekly in Shenzhen.

	2010	2011	2012
Estimated number of print advertising pages(1)	9,544	5,980	2,742
Number of cities where 51job Weekly was published(2)	16	14	7

(1)	For the years ended December 31, 2010, 2011 and 2012.
(2)	As of December 31, 2010, 2011 and 2012.

Other Human Resource Related Services

Business Process Outsourcing. We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. Our services to corporate clients mainly consist of social insurance and benefits processing, regulatory compliance with local governmental employment regulations and payroll processing. While the market for business process outsourcing services in China is currently limited compared to developed economies like the United States, we believe that there is significant future potential for these services as companies in China grow and become more sophisticated, thereby increasing the need and demand for using third parties to perform human resource administrative functions. In providing our business process outsourcing services, we benefit from the close operational integration with our recruitment advertising services, which enables us to share staff resources and leverage our sales and marketing investments. We continue to build our outsourcing capability and aim to increase the number of companies and individuals we serve as well as to expand the type of services we provide.

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

Executive Search. We provide our eSearch executive search and placement services to employers seeking to fill mid-level professional, managerial and junior executive positions. We generally charge corporate clients a total assignment fee, including in some cases a minimum upfront retainer, based on a percentage of the successful candidate’s annual or monthly compensation. We maintain a team of specialized consultants who can access our extensive candidate resumé database that other search firms are restricted from using.

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

From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or hacking and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Unicom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We face risks related to health epidemics and other natural disasters;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”

Competition

We face significant competition in all of our business lines. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.”

Online Recruitment Services

We experience intense competition in our online recruitment services business from dedicated online recruitment websites and websites affiliated with local job fair operators. We view our principal existing online competitors to be Zhaopin.com, ChinaHR.com and Cjol.com, which are primarily dedicated online recruitment websites.

None of the well-established nationwide Internet portals and search engines, such as Baidu.com, NetEase.com, QQ.com, Sina.com and Sohu.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, Zhaopin.com, which is majority owned by Australian online recruitment services provider SEEK Limited, has been purported in public reports to have significantly increased expenditures on sales and marketing activities in China from time to time. In the future, we may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. For example, Baidu, Inc., a leading Chinese language Internet search provider, introduced an online recruitment website, Baijob.com, in January 2011. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

Print Advertising

51job Weekly was published in six cities across China as of the date of this annual report. We face competition within all of our markets. Our competitors typically consist of one or more large local newspapers that include a help-wanted section, such as Guangzhou Daily.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2012, we employed over 2,400 sales and account management representatives that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new services and products.

Event Marketing. We organize customer events, such as recruiting workshops, product information seminars, industry roundtables and networking events, to provide our sales team an opportunity to personally interact with employers and understand their recruitment needs. We also offer complimentary copies of 51job Weekly at job fairs, at office buildings, and in other public and commercial areas where distribution is permitted.

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

Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise through various media, including outdoor advertising on digital displays, billboards, bus stops and public transportation. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.

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

We have registered trademarks, including , , 51job.com, , eHire, and eSearch, with the Trademark Office of the SAIC. In January 2010, was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the SAIC. In addition, our wholly owned British Virgin Islands subsidiary 51net has registered our trademarks , 51job.com and with the Patents Registry, Intellectual Property Department of the Hong Kong Special Administrative Region. 51net has also registered our trademarks and 51job.com with the Intellectual Property Bureau of the Taiwan Ministry of Economy.

All of our trademarks and the www.51job.com domain name are owned or registered in the PRC by 51net and WFOE. Under a trademark license agreement between WFOE, as licensor, and Tech JV, as licensee, Tech JV has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and Tech JV, as licensee, Tech JV has the right to use the www.51job.com domain name in connection with the operation of our website. See “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Limitations on Foreign Ownership of Our Businesses

Advertising

The principal regulation governing foreign ownership of advertising companies in China is the Administrative Regulations Concerning Foreign-Invested Advertising Enterprises (2008 Revision). Under this regulation, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the PRC Ministry of Human Resources and Social Security, or the MHRSS, the PRC Ministry of Commerce and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage to up to 70%.

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

In addition, the MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice, in July 2006. According to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. For those who are not in compliance with the above requirements and fail to rectify the non-compliance within the period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”

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

Human Resource

Human resource services firms in China are mainly regulated by the MHRSS. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005), jointly promulgated by the MHRSS and the SAIC. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local administration of human resources and social security at the provincial level. Each of these administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

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

Labor and Social Insurance

Under the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008 and amended on December 28, 2012, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with workplace safety training.

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

Domain name disputes are governed by the Measures of China Internet Network Information Center for Resolving Disputes Regarding Domain Names promulgated by the Chinese Internet Network Infrastructure Center, or the CNNIC, on May 28, 2012 and effective on June 28, 2012, under which the CNNIC can authorize domain name dispute resolution institutions to decide disputes.

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

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

Under the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local SAFE branch; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV.

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

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas-listed company are required, through a PRC agent or PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures.

On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas-Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

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

In addition, the SAT has issued circulars concerning employee share options. Under these circulars, individuals working in China who exercise share options will be subject to PRC individual income tax. We have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.

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

C.	Organizational Structure

The following chart sets forth our ownership structure as of the date of this annual report.

(1)	In addition, 51net wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd.; and Wuhan Wang Cai Information Technology Co., Ltd.
(2)	Includes the branches of Tech JV as well as Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary of Tech JV which conducts human resource services.
(3)	Includes the subsidiaries and branch of AdCo that conduct advertising businesses. Also includes Wang Cai AdCo, which is jointly owned by AdCo and Tech JV.

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

We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of, and foreign participation in, human resource related services and value-added communications services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

Description of the Material Group Entities

51net

51net is an intermediate-level holding company that is the registered owner of some of our trademarks and our domain name www.51job.com, and holds direct and indirect equity interests in several of our PRC subsidiaries. Our wholly owned subsidiary 51net is an international business company incorporated in the British Virgin Islands.

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

AdCo and the AdCo Subsidiaries

We provide print advertising services through AdCo, its branch office and its subsidiaries, including Wang Cai AdCo, which is jointly owned with Tech JV, or collectively, the AdCo Subsidiaries, located in different cities and provinces in China. AdCo is a PRC equity joint venture company. Tech JV and Qian Cheng own 80% and 20%, respectively, of the equity interest in AdCo. AdCo and the AdCo Subsidiaries have obtained permits from the local administrations of industry and commerce in the cities where they operate, which allow them to conduct advertising business, including the designing and production of advertisements.

WFOE

We provide advertising related technical and consulting services to Qian Cheng and Run An through WFOE, our wholly owned PRC subsidiary. WFOE is registered in the PRC with the relevant regulatory authorities as a wholly foreign owned enterprise, and its principal business is network and software related technical support services. WFOE owns registered copyrights and certain of our trademarks, including , , 51job.com and . These trademarks have been registered with the Trademark Office of the SAIC and are protected under the PRC Trademark Law adopted in 1982 and revised in 2001. For a description of PRC regulations relating to intellectual property rights, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Intellectual Property Rights.”

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

Our executive offices as well as our principal customer service, marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We maintain a large sales office in downtown Shanghai comprising approximately 1,615 square meters at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai 200041, People’s Republic of China. In addition, we lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 28,250 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

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

In November 2011, we entered into a letter of intent to acquire a new office building comprising approximately 13,000 square meters at Optical Valley Software Park in Wuhan to accommodate the expansion of our operations. The total purchase price for the building is expected in the estimated range of RMB70 million to RMB73 million, and additional costs will be incurred to prepare it for occupancy in 2013. We made installment payments totaling RMB42.1 million and RMB20.9 million (US$3.3 million) in 2011 and 2012, respectively, toward the purchase of this building. The purchase was funded through operating cash flows and existing capital resources.

In November 2012, we completed the purchase of approximately 5,400 square meters of office space at Nanfang Securities Building, No. 140-148 Tiyu East Road, Guangzhou 510620, People’s Republic of China, to accommodate our local sales office for a total price of RMB95.8 million (US$15.4 million). The purchase was funded through operating cash flows and existing capital resources.

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

We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2012, our online recruitment services and print advertising businesses generated 62.4% and 7.0% of our revenues, respectively. Other human resource related services generated 30.6% of our revenues in 2012.

Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

•

Growth of the Chinese Economy and Demand for Human Resource Services in China. China’s rapid economic growth has served as an important catalyst for the development of the human resource services industry. In addition, China’s entry into the World Trade Organization and the proliferation of new enterprises has led to increased market liberalization and competition. As a result, companies in China are increasingly recognizing the need for improved human resource recruitment processes and management, which has driven the demand for human resource services.

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. If there are slowdowns or other adverse developments in China’s economic growth in the future, we may experience material changes in market demand and sales, which may adversely affect our financial condition and operating results.

•

Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices in 25 cities across China and cover 79 additional geographies through a national sales and customer service call center. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.

•

Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly in the seasonal peak recruitment periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have usually observed seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment activity at calendar year end.

•

Increasing Acceptance of New Recruitment Channels and Human Resource Services. Many employers in China have traditionally relied on job fairs and/or referrals to recruit employees. While we have experienced growth in our recruitment advertising services, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.

•

Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 564 million in 2012, ranking China as the largest market of Internet users in the world. We believe that continued development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our recruitment advertising services, which is comprised of our online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
Revenues:
Online recruitment services	49.8%	58.6%	62.4%
Print advertising	25.5	15.2	7.0
Other human resource related revenues	24.7	26.2	30.6

Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2010 compared to 2009	2011 compared to 2010	2012 compared to 2011
Online recruitment services	63.1%	47.9%	17.5%
Print advertising	(0.7)	(25.0)	(49.5)
Other human resource related revenues	31.6	33.2	29.2
Total revenues	33.4%	25.7%	10.4%

Recruitment Advertising Revenues

We receive recruitment advertising revenues from the fees that employers pay us for our online recruitment services and our print advertising services.

Online Recruitment Services Revenues. We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our www.51job.com website and for access to eHire through which our resumé download services and recruitment management tools are available. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within www.51job.com. While we do not charge job seekers for accessing www.51job.com and using basic functions, including the ability to register and maintain a user account, search and browse job postings and submit job applications, certain enhanced services are available to job seekers for a fee.

We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of the Internet as a recruitment medium in China and our effectiveness in increasing the number of employers using our online recruitment services.

We expect the growth of our online recruitment services revenues will be driven primarily by a greater number of unique employers using these services as well as increases in average revenue per unique employer over time. In April 2011, we implemented a wide range of price increases for the majority of our online recruitment products and services, which contributed to our realization of higher average revenue per unique employer in 2011. In addition, two offsetting trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

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

Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. In 2008 and 2009, we experienced a decrease in print advertising pages due to a decline in market demand resulting from the global economic and financial market crisis as well as a slowdown in the Chinese economy. In addition, in recent years, we believe the growing acceptance of online recruitment services by employers has limited the future use of print advertising services for recruitment purposes. As a result, we discontinued our print operations in six cities in 2010, two cities in 2011 and seven cities in 2012 where the outlook of the local print advertising market did not meet our expectations.

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

Since 2008, the decline of our print advertising revenues has been affected by a number of factors including, but not limited to, economic growth and policies in China, changes in market demand for print advertising services, the size and allocation of employer budgets for print advertising services, and the use of other recruitment channels, such as the Internet. As a result, we have taken actions to discontinue our print operations in many cities and reduce print advertising contribution to our overall revenues. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Any failure by us to manage the ongoing shift in user habits and advertising expenditures from print to online media could materially and adversely affect our overall results of operations.”

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

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our training services, we receive a registration fee per each participant who attends our seminars and workshops. For our campus recruitment services, we charge employers fees for purchasing advertisements in our campus recruitment handbook, preparing a customized campus recruitment strategic plan and handling on-campus logistics and administrative tasks. For engaging our executive search and placement services, we charge a total assignment fee, which may include a minimum upfront retainer, based on a percentage of the successful candidate’s annual or monthly compensation. In addition, we also charge enterprises for purchasing our studies and reports on compensation and other human resource topics, for participating in our industry conferences and for utilizing our assessment services. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising services over time.

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

Net Revenues and Business Taxes

Our net revenues reflect a PRC business tax of 5% or a value-added tax, or VAT, of 6% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these business taxes that we had previously paid was refunded in 2010, 2011 and 2012 and included as other income in our consolidated statement of operations and comprehensive income. We cannot assure you if or when we will receive such financial incentives in the future.

Effective January 1, 2012, the State Council instituted a pilot VAT reform program applicable to businesses in “selected modern service industries” in Shanghai. Under this program, businesses would switch from business tax payers to VAT payers and permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. As a result, some of our subsidiaries became subject to VAT at a rate of 6% beginning January 1, 2012. In July 2012, the PRC Ministry of Finance announced that the VAT program would be expanded to additional trial regions, namely Beijing, Tianjin and the provinces of Jiangsu, Anhui, Zhejiang, Fujian, Hubei and Guangdong. This new VAT program and its expansion did not and are not expected to have a material impact on our financial statements.

Costs

We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
Cost of services	(33.5%)	(28.5%)	(28.0%)
Total operating expenses	(40.1%)	(37.5%)	(38.5%)

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

Cost of Services

Our cost of services primarily consists of employee compensation, subcontracting expenses and printing related expenses. The majority of our employee compensation and other costs of services are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. Printing related expenses include printing, publishing and distribution expenses that we pay to our newspaper contractors. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated.

We decreased our cost of services as a percentage of net revenues from 2010 to 2012 primarily through greater economies of scale as well as improved efficiency and productivity. In addition, our printing related expenses decreased in 2010, 2011 and 2012 due to the termination of print operations in six cities, two cities and seven cities, respectively.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2010	2011	2012
Operating expenses:
Sales and marketing	(26.9%)	(25.3%)	(25.6%)
General and administrative	(13.2)	(12.2)	(12.9)

Total operating expenses	(40.1%)	(37.5%)	(38.5%)

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. From 2010 to 2011, our sales and marketing expenses as a percentage of our net revenues decreased as revenue growth outpaced our increased expenditures on employee compensation, salesforce expansion and marketing activities. From 2011 to 2012, this percentage was higher as our increased spending exceeded revenue growth due to a slower market demand environment and the significant decline of the print advertising business. We expect to invest further resources to strengthen our market position and brand.

Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. From 2010 to 2011, our general and administrative expenses as a percentage of our net revenues decreased as revenue growth outpaced the increase in employee compensation, rental and office expenses. From 2011 to 2012, this percentage was higher as our increased spending exceeded revenue growth due to the slower market demand environment, the significant decline of the print advertising business and higher share-based compensation expense. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.

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

On March 16, 2007, the National People’s Congress approved and promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. For enterprises that were established before the EIT Law was promulgated and were entitled to preferential tax rates under former tax laws and regulations, the EIT Law has granted a grace period of up to five years for these enterprises to gradually transition from their preferential tax rates to the standard rate of 25%. Prior to the promulgation of the EIT Law, we obtained preferential tax treatment from local tax authorities for certain entities including: Wang Jin Information Technology (Shanghai) Co., Ltd., Wang Ju, Tech JV and Wang Cai AdCo in Shanghai’s Pudong area; and the branches of Tech JV and Wang Cai AdCo in Shenzhen. As a result, these entities were subject to an EIT rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. Furthermore, in December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law. Tech JV became subject to a preferential tax rate of 15% for the years ended December 31, 2009, 2010 and 2011. In 2012, its preferential tax status has been renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in the future.

The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and losses from foreign currency translation which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the statutory rate in our history.

Under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. However, it remains unclear how the PRC tax authorities will interpret such a broad definition. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As such, we cannot guarantee that we will not be considered an enterprise established outside China with “de facto management bodies” located in China and thus a “resident enterprise” subject to the uniform 25% EIT rate as to our global income. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be deemed a PRC “resident enterprise” under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.”

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

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists our management in making business decisions.

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

We had deferred tax assets, net of valuation allowance, of RMB6.9 million, RMB11.1 million and RMB8.6 million (US$1.4 million) as of December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2010, 2011 and 2012, we recognized aggregate valuation allowances of RMB1.5 million, RMB0.6 million and RMB0.5 million (US$0.1 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under ASC 740-10-25 “Income Taxes — Overall — Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2010, 2011 and 2012, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB24.0 million in 2010, RMB38.0 million in 2011 and RMB50.5 million (US$8.1 million) in 2012 in connection with the grant of options to our employees, executives and directors.

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

Allowances for Doubtful Accounts and Other Receivables

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

We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment.” We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2010, 2011 and 2012. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

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

An impairment loss totaling RMB15.1 million related to long-term investments in Area Link was recognized in the year ended December 31, 2011 as we determined that the carrying value was not recoverable. In December 2012, the coupon advertising services business owned by Area Link was sold, we recognized a gain from sale with proceeds of RMB1.3 million (US$0.2 million), and this amount was included in other income.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities,” or ASU 2011-11. ASU 2011-11 requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. ASU 2011-11 is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2011-11 is not expected to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment,” or ASU 2012-02. ASU 2012-02 applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per ASU 2012-02, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The adoption of ASU 2012-02 beginning on January 1, 2013 is not expected to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” or ASU 2013-02. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of ASU 2013-02 beginning on January 1, 2013 is not expected to have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	543,045	52.6	803,004	61.8	943,432	65.2
Print advertising	277,645	26.9	208,365	16.0	105,309	7.3
Other human resource related revenues	269,305	26.1	358,730	27.6	463,508	32.0

Total revenues	1,089,995	105.6	1,370,099	105.4	1,512,249	104.5
Less: Business and related taxes	(57,776)	(5.6)	(70,421)	(5.4)	(64,911)	(4.5)

Net revenues	1,032,219	100.0	1,299,678	100.0	1,447,338	100.0
Cost of services(1)	(345,865)	(33.5)	(370,661)	(28.5)	(405,233)	(28.0)

Gross profit	686,354	66.5	929,017	71.5	1,042,105	72.0

Operating expenses(1):
Sales and marketing	(277,543)	(26.9)	(329,466)	(25.3)	(370,100)	(25.6)
General and administrative	(136,647)	(13.2)	(158,355)	(12.2)	(186,460)	(12.9)

Total operating expenses	(414,190)	(40.1)	(487,821)	(37.5)	(556,560)	(38.5)

Income from operations	272,164	26.4	441,196	34.0	485,545	33.5
Loss from foreign currency translation	(6,848)	(0.7)	(9,363)	(0.7)	(447)	(0.0)
Loss from impairment of long-term investments	—	—	(15,081)	(1.2)	—	—
Interest and investment income	18,713	1.8	42,033	3.2	61,653	4.3
Other income	7,713	0.8	8,779	0.7	18,934	1.3

Income before income tax expense	291,742	28.3	467,564	36.0	565,685	39.1
Income tax expense	(57,081)	(5.6)	(81,056)	(6.3)	(95,579)	(6.6)

Net income	234,661	22.7	386,508	29.7	470,106	32.5

(1) Share-based compensation:
Included in cost of services	(4,082)	(0.4)	(6,084)	(0.5)	(7,870)	(0.5)
Included in operating expenses:
Sales and marketing	(3,509)	(0.3)	(5,230)	(0.4)	(6,766)	(0.5)
General and administrative	(16,371)	(1.6)	(26,660)	(2.0)	(35,902)	(2.5)

2012 Compared to 2011

Total Revenues. Our total revenues increased 10.4% to RMB1,512.2 million (US$242.7 million) in 2012 from RMB1,370.1 million in 2011. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•

Online Recruitment Services. Our online recruitment services revenues increased 17.5% to RMB943.4 million (US$151.4 million) in 2012 from RMB803.0 million in 2011. This increase was attributable to growth in the number of unique employers using online recruitment services as well as higher average revenue per unique employer. We estimate that the number of unique employers increased 11.5% to 272,322 in 2012 from 244,243 in 2011 driven primarily by greater customer acceptance of online services as well as sales expansion into a number of new cities in recent years. Although the prices we charged for our online services were relatively unchanged in 2012, our average revenue per unique employer increased 5.4% in 2012 from 2011 mainly due to greater customer adoption and expenditures on online services.

•

Print Advertising. Our print advertising revenues decreased 49.5% to RMB105.3 million (US$16.9 million) in 2012 from RMB208.4 million in 2011. This decline was primarily due to the ongoing shift in customer behavior and usage away from print services, which resulted in our decision to discontinue 51job Weekly in seven cities in 2012. We estimate that the number of print advertising pages decreased 54.1% to 2,742 in 2012 from 5,980 in 2011. Although print advertising prices charged in each city were unchanged in 2012, our overall average revenue per page increased 10.2% as higher priced cities contributed a greater portion of print advertising page volume.

•

Other Human Resource Related Revenues. Our revenues from other human resource related services increased 29.2% to RMB463.5 million (US$74.4 million) in 2012 from RMB358.7 million in 2011. This growth was primarily driven by the expansion of our business process outsourcing and training services as we increased the number of companies and employees we served.

Net Revenues. Our net revenues increased 11.4% to RMB1,447.3 million (US$232.3 million) in 2012 from RMB1,299.7 million in 2011. Our net revenues reflected our total revenues less the amounts paid as business taxes or VAT of RMB64.9 million (US$10.4 million) in 2012 and RMB70.4 million in 2011.

Cost of Services. Our cost of services increased 9.3% to RMB405.2 million (US$65.0 million) in 2012 from RMB370.7 million in 2011. This increase was mainly attributable to higher employee compensation expenses, increased headcount and greater subcontracting expenses in 2012, which was partially offset by a decrease in printing related expenses. However, our cost of services decreased as a percentage of net revenues in 2012 as a result of improved economies of scale. Our cost of services in 2012 also included an increase in share-based compensation expense to RMB7.9 million (US$1.3 million) compared with RMB6.1 million in 2011.

Gross Profit. As a result of the above factors, our gross profit increased 12.2% to RMB1,042.1 million (US$167.3 million) in 2012 from RMB929.0 million in 2011. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 72.0% in 2012 compared with 71.5% in 2011.

Operating Expenses. Our total operating expenses increased 14.1% to RMB556.6 million (US$89.3 million) in 2012 from RMB487.8 million in 2011. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•

Sales and Marketing Expenses. Our sales and marketing expenses increased 12.3% to RMB370.1 million (US$59.4 million) in 2012 from RMB329.5 million in 2011. This increase was primarily due to higher employee compensation expenses, staff additions and greater advertising expenditures. Our advertising and promotion expenses in 2012 increased 5.3% to RMB65.7 million (US$10.5 million) from RMB62.4 million in 2011. Our sales and marketing expenses in 2012 included an increase in share-based compensation expense to RMB6.8 million (US$1.1 million) compared with RMB5.2 million in 2011.

•

General and Administrative Expenses. Our general and administrative expenses increased 17.7% to RMB186.5 million (US$29.9 million) in 2012 from RMB158.4 million in 2011. This increase was driven primarily by higher employee compensation, rental and office expenses as well as bad debt provision. Our general and administrative expenses in 2012 included an increase in share-based compensation expense to RMB35.9 million (US$5.8 million) compared with RMB26.7 million in 2011.

Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB0.4 million (US$0.1 million) in 2012 compared with RMB9.4 million in 2011 due to the appreciation of the Renminbi against the U.S. dollar. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income. Our interest and investment income increased 46.7% to RMB61.7 million (US$9.9 million) in 2012 from RMB42.0 million in 2011 due to higher average balances in our interest bearing bank deposits.

Other Income. Other income increased 115.7% to RMB18.9 million (US$3.0 million) in 2012 compared to RMB8.8 million in 2011 mainly due to an increase in financial incentives received from local tax authorities. In addition, we recognized a gain from sale of long-term investments associated with the coupon advertising business owned by Area Link and received proceeds of RMB1.3 million (US$0.2 million) in 2012.

Income Tax Expense. Our income tax expense increased 17.9% to RMB95.6 million (US$15.3 million) in 2012 compared with RMB81.1 million in 2011. However, our effective tax rate decreased to 16.9% in 2012 compared with 17.3% in 2011 primarily driven by an increase in the proportion of taxable income in 2012 from our entity which is subject to a lower preferential tax rate.

Net Income. As a result of the above factors, our net income increased 21.6% to RMB470.1 million (US$75.5 million) in 2012 from RMB386.5 million in 2011.

2011 Compared to 2010

Total Revenues. Our total revenues increased 25.7% to RMB1,370.1 million in 2011 from RMB1,090.0 million in 2010. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•

Online Recruitment Services. Our online recruitment services revenues increased 47.9% to RMB803.0 million in 2011 from RMB543.0 million in 2010. This increase was primarily due to an increase in average revenue per unique employer as well as growth in the number of unique employers using online recruitment services. As a result of a new rate card with higher prices implemented in April 2011, combined with strong demand and increased usage of online services by employers, our average revenue per unique employer in 2011 increased 29.6% from 2010. We estimate that the number of unique employers increased 14.1% to 244,243 in 2011 from 214,057 in 2010 driven primarily by greater customer penetration of existing markets as well as sales expansion into a number of new cities in 2011.

•

Print Advertising. Our print advertising revenues decreased 25.0% to RMB208.4 million in 2011 from RMB277.6 million in 2010. This revenue decline was mainly attributable to the shift in customer demand and usage from print to online recruitment services and the discontinuation of 51job Weekly in two cities in 2011. We estimate that the number of print advertising pages decreased 37.3% to 5,980 in 2011 from 9,544 in 2010. While we did not materially change the prices we charge for our print advertising services in 2011, the decrease in revenues from lower page volume was partially offset by a 19.8% increase in our overall average revenue per page as a result of greater page volume contribution from higher priced cities.

•

Other Human Resource Related Revenues. Our revenues from other human resource related services increased 33.2% to RMB358.7 million in 2011 from RMB269.3 million in 2010. This increase was primarily due to greater customer acceptance and demand for our business process outsourcing, training and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 25.9% to RMB1,299.7 million in 2011 from RMB1,032.2 million in 2010. Our net revenues reflected our total revenues less the amounts paid as business taxes of RMB70.4 million in 2011 and RMB57.8 million in 2010.

Cost of Services. Our cost of services increased 7.2% to RMB370.7 million in 2011 from RMB345.9 million in 2010. This increase was primarily due to higher employee compensation expenses and staff additions in 2011, which was partially offset by a decrease in printing related expenses. However, our cost of services decreased as a percentage of net revenues in 2011 as a result of greater operating efficiency and productivity. Our cost of services in 2011 also included an increase in share-based compensation expense to RMB6.1 million compared with RMB4.1 million in 2010.

Gross Profit. As a result of the above factors, our gross profit increased 35.4% to RMB929.0 million in 2011 from RMB686.4 million in 2010. Our gross profit margin increased to 71.5% in 2011 compared with 66.5% in 2010.

Operating Expenses. Our total operating expenses increased 17.8% to RMB487.8 million in 2011 from RMB414.2 million in 2010. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•

Sales and Marketing Expenses. Our sales and marketing expenses increased 18.7% to RMB329.5 million in 2011 from RMB277.5 million in 2010. We incurred greater employee compensation costs, increased headcount and increased spending on marketing and advertising activities. Our advertising and promotion expenses in 2011 increased 6.9% to RMB62.4 million from RMB58.3 million in 2010. Our sales and marketing expenses in 2011 included share-based compensation expense of RMB5.2 million, which increased from RMB3.5 million in 2010.

•

General and Administrative Expenses. Our general and administrative expenses increased 15.9% to RMB158.4 million in 2011 from RMB136.6 million in 2010. This increase was principally attributable to higher employee compensation, rental and office expenses. Our general and administrative expenses in 2011 included share-based compensation expense of RMB26.7 million, which increased from RMB16.4 million in 2010.

Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB9.4 million in 2011 compared with RMB6.8 million in 2010 due to the appreciation of the Renminbi against the U.S. dollar.

Loss from Impairment of Long-term Investments. In 2007 and 2008, we provided non-interest bearing loans to Area Link for the operations of a coupon advertising services company in China. We determined that the carrying value of our investments in Area Link were not recoverable and recognized a loss from impairment totaling RMB15.1 million for the year ended December 31, 2011.

Interest and Investment Income. Our interest and investment income increased 124.6% to RMB42.0 million in 2011 from RMB18.7 million in 2010 driven by higher interest rates and average balances in our interest bearing bank deposits.

Other Income. Other income increased 13.8% to RMB8.8 million in 2011 compared to RMB7.7 million in 2010 primarily due to an increase in financial incentives received from local tax authorities.

Income Tax Expense. We recorded an income tax expense of RMB81.1 million in 2011, a 42.0% increase from RMB57.1 million in 2010. However, our effective tax rate decreased to 17.3% in 2011 compared with 19.6% in 2010 mainly due to an increase in the proportion of taxable income from our entities with lower tax rates as well as the receipt of certain tax credits in 2011.

Net Income. As a result of the above factors, our net income increased 64.7% to RMB386.5 million in 2011 from RMB234.7 million in 2010.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were an increase of 3.3%, 5.4% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for March 2011, 2012 and 2013 were an increase of 5.4%, 3.6% and 2.1%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.	Liquidity and Capital Resources

Liquidity

Our liquidity from 2010 to 2012 has been principally affected by net cash generated from operating activities in addition to our purchases of investments, property, equipment and software as well as our repurchases of ADSs.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	344,208	496,955	574,560	92,224
Net cash used in investing activities	(174,450)	(923,370)	(275,073)	(44,152)
Net cash provided by financing activities	71,848	25,912	39,818	6,391
Net increase (decrease) in cash	235,481	(409,189)	338,858	54,391

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2012 was RMB574.6 million (US$92.2 million) compared with RMB497.0 million in 2011. The increase was principally due to the increase in net income to RMB470.1 million (US$75.5 million) in 2012 from RMB386.5 million in 2011 driven by revenue growth; an add-back of RMB88.9 million (US$14.3 million) in non-cash items, primarily relating to share-based compensation expenses, depreciation expenses and allowance for doubtful accounts; an increase in other payables and accruals of RMB56.7 million (US$9.1 million), primarily due to an increase in deposits from our customers that will be remitted to third parties; and an increase in advance from customers of RMB47.9 million (US$7.7 million) primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2012 was partially offset by an increase in prepayments and other current assets of RMB86.5 million (US$13.9 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Our net cash provided by operating activities in 2011 was RMB497.0 million compared with RMB344.2 million in 2010. The increase was principally due to the increase in net income to RMB386.5 million in 2011 from RMB234.7 million in 2010 driven by sales growth, economies of scale and improved efficiency; an add-back of RMB87.5 million in non-cash items, primarily relating to share-based compensation expenses, depreciation expenses and loss from impairment of long-term investments; an increase in advance from customers of RMB104.3 million primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase; an increase in taxes payable of RMB24.1 million due to higher taxable income; and an increase in other payables and accruals of RMB21.6 million, primarily due to an increase in deposits from our customers that will be remitted to third parties. The increase in net cash provided by operating activities in 2011 was partially offset by an increase in prepayments and other current assets of RMB124.6 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB275.1 million (US$44.2 million) in 2012 compared with RMB923.4 million in 2011. The decrease was primarily due to fewer purchases of short-term investments, consisting of certificates of deposits with original maturities between three months and one year, which was partially offset by an increase in the purchase of property and equipment, consisting primarily of payments totaling RMB116.7 million (US$18.7 million) we made toward the acquisition of office space in Guangzhou as well as a new office building in Wuhan to house our growing operations.

Our net cash used in investing activities was RMB923.4 million in 2011 compared with RMB174.5 million in 2010. The increase was primarily due to greater purchases of short-term investments, consisting of certificates of deposits with original maturities between three months and one year, and installment payments totaling RMB42.1 million we made toward the acquisition of a new office building in Wuhan to accommodate the expansion of our operations.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB39.8 million (US$6.4 million) in 2012 compared with RMB25.9 million in 2011 and RMB71.8 million in 2010. Our net cash from financing activities from 2010 to 2012 has been primarily affected by the cash received from the exercise of stock options by our employees, executives and directors as well as the repurchase of our ADSs. Our net cash provided by financing activities in 2010, 2011 and 2012 consisted primarily of proceeds received from the exercise of stock options. The net cash provided by financing activities was partially offset by our repurchase of 167,302 ADSs and 2,000 ADSs in the open market in 2010 and 2011, respectively.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, equity investments by certain of our founders, the sale of preferred shares in 2000 and our initial public offering in 2004. We have not financed our operations through significant borrowings, and as of December 31, 2012, we had no material debt obligations outstanding. As of December 31, 2012, we had RMB2,545.9 million (US$408.6 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars.

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

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In 2011, we entered into a letter of intent to acquire a new office building in Wuhan to house our growing sales and customer service team for an estimated total purchase price range of RMB70 million to RMB73 million, of which RMB63.0 million (US$10.1 million) has already been paid to the seller as of December 31, 2012.

C.	Research and Development, Patents and Licenses, Etc.

We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2010, 2011 or 2012. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Publication fee agreements	23,378	23,228	150	—	—
Operating lease obligations	49,333	25,938	14,477	8,072	846
Purchase obligations	14,056	14,043	13	—	—

Total	86,767	63,209	14,640	8,072	846

We have entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly. The initial term of our publication fee agreements is generally two years or less.

Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to six years at the time of signing. Our purchase obligations consist primarily of agreements to purchase advertising services from media companies and to purchase office furnishings as well as a remaining installment payment to complete the purchase of a new office building in Wuhan.

Rental expenses incurred under operating leases were RMB33.2 million in 2010, RMB37.0 million in 2011 and RMB39.7 million (US$6.4 million) in 2012.

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

The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	46	Chairman of the board and independent director
Rick Yan	50	Director, chief executive officer, president and secretary
Li-Lan Cheng(1) (2)	48	Independent director
James Jianzhang Liang(1) (3)	43	Independent director
Kazumasa Watanabe	44	Non-executive director
Kathleen Chien	43	Chief operating officer and acting chief financial officer
David Weimin Jin	42	Senior vice president
Tao Wang	50	Vice president
Jones Haijun Yu	40	Vice president

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.

There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

David K. Chao is the chairman of the board of directors of our company. Mr. Chao is an independent director who has been a member of our board since 2000. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$2.0 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a publicly traded provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of Renren Inc., a social networking Internet platform in China listed on the New York Stock Exchange, and numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) from Brown University and his Master of Business Administration degree from Stanford University.

Rick Yan is a director, chief executive officer and president of our company. Mr. Yan has been a director and chief executive officer of our company since 2000. Mr. Yan is responsible for our overall strategy and management. Mr. Yan was an investor and advisor of our company from its inception and prior to his appointment as chief executive officer. Prior to joining our company, he was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, he was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France.

Li-Lan Cheng is a director of our company. Mr. Cheng has been an independent director of our company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, he was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director of Country Style Cooking Restaurant Chain Co. Ltd., a quick service restaurant chain listed on the New York Stock Exchange, and Le Gaga Holdings Limited, a leading greenhouse vegetable producer in China listed on the NASDAQ Stock Market. Mr. Cheng received his Bachelors degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

James Jianzhang Liang is a director of our company. Mr. Liang has been an independent director of our company since October 2010. Mr. Liang is a co-founder and the chief executive officer and chairman of the board of directors of Ctrip.com International, Ltd., a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China listed on the NASDAQ Stock Market. He also served as chief executive officer of Ctrip from 2000 to January 2006 and has been a member of Ctrip’s board of directors since inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang also serves on the board of directors of Home Inns & Hotel Management Inc., a leading economy hotel chain in China listed on the NASDAQ Stock Market, and Jiayuan.com International Ltd., an online dating company operator in China listed on the NASDAQ Stock Market. Mr. Liang received his Bachelor and Master degrees from the Georgia Institute of Technology and his Ph.D. degree from Stanford University. He also attended an undergraduate program at Fudan University.

Kazumasa Watanabe is a director of our company. Mr. Watanabe has been a director of our company since October 2012. Mr. Watanabe is a corporate executive officer of Recruit Holdings Co., Ltd. and is head of research and development for the Asia sales promotion business. Since joining Recruit in 1991, he has been primarily involved in the growth and expansion of Recruit’s HR company and the online recruiting business. Starting his career as a sales representative, Mr. Watanabe became head of product in 1999 and then an editor-in-chief. In 2004, he assumed the role of division officer and has since held many senior positions throughout Recruit’s HR company responsible for new product and business development. Mr. Watanabe received his Bachelor degree in Commerce from Nagoya University in 1991.

Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, she was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., she completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community. Ms. Chien currently serves as a board member of ChinaCache International Holdings Ltd., a Internet content and application delivery services provider in China listed on the NASDAQ Stock Market, and Vipshop Holdings Ltd., a leading online discount retailer for brands in China listed on the New York Stock Exchange. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley.

David Weimin Jin is a senior vice president of our company. Mr. Jin joined our company in 2000. Prior to joining our company, Mr. Jin held sales management positions in large multinational companies in Xian, including three years at Shell (China) Limited and one year with Colgate-Palmolive Co., Ltd. Mr. Jin received a Bachelor of Science degree in Engineering from Xidian University.

Tao Wang is a vice president of our company. Mr. Wang joined our company in 2000. Prior to joining our company, Mr. Wang spent four years as a senior consultant at Bain & Company. Also, he served as a representative and the general manager of a joint venture company in Wuhan for TI Group Asia Pacific. Earlier in his career, Mr. Wang held engineering and project management positions at the Ministry of Aerospace Industry in China. Mr. Wang received a Bachelor of Science degree in Math from Shandong University and a Master of Engineering degree from the Second Academy under the PRC Ministry of Aerospace Industry. Mr. Wang also holds a Master of Business Administration degree from the Business School at University of Warwick in the United Kingdom.

Jones Haijun Yu is a vice president of our company. Mr. Yu joined our company in 1998. Prior to joining our company, Mr. Yu worked as a technician with Guangzhou Zengcheng Biochemical Engineering Company for one year. Mr. Yu received a Bachelor of Science degree in Biochemistry from Wuhan University and in Business Management from Beijing Jiaotong University.

B.	Compensation

Compensation of Directors and Executive Officers

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2012, the aggregate cash compensation to our non-executive directors as a group was approximately US$84,000 (RMB523,328).

For the year ended December 31, 2012, the aggregate cash compensation to our executive officers as a group was approximately RMB12.1 million (US$1.9 million). We granted options to acquire an aggregate of 411,264 common shares to our executive officers in 2012.

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

Under our 2000 Option Plan, 4,010,666 common shares were reserved for issuance at the time of adoption. In February 2004, our board of directors and shareholders approved an increase in the number of authorized shares reserved to 5,530,578 common shares. In July 2006, our board of directors and shareholders approved a further increase of 2,000,000 common shares, increasing the total number of authorized shares under our 2000 Option Plan to 7,530,578 common shares. Our 2000 Option Plan had a term of ten years. Issuances from this plan ceased in 2009.

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

The following table summarizes the options granted to our directors, executive officers and other employees and individuals under our option plans during the periods indicated.

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2010
Rick Yan	100,032	8.97	April 5, 2010	April 4, 2016
Kathleen Chien	100,032	8.97	April 5, 2010	April 4, 2016
David Weimin Jin	81,600	8.97	April 5, 2010	April 4, 2016
Tao Wang	64,800	8.97	April 5, 2010	April 4, 2016
Jones Haijun Yu	64,800	8.97	April 5, 2010	April 4, 2016
James Jianzhang Liang	30,048	19.06	October 12, 2010	October 11, 2016
Other employees and individuals	769,200	8.97	April 5, 2010	April 4, 2016

	1,210,512

Granted in 2011
David K. Chao	146,352	28.715	April 28, 2011	April 27, 2017
Rick Yan	105,072	28.715	April 28, 2011	April 27, 2017
Kathleen Chien	105,072	28.715	April 28, 2011	April 27, 2017
David Weimin Jin	81,600	28.715	April 28, 2011	April 27, 2017
Tao Wang	64,800	28.715	April 28, 2011	April 27, 2017
Jones Haijun Yu	64,800	28.715	April 28, 2011	April 27, 2017
James Jianzhang Liang	34,608	28.715	April 28, 2011	April 27, 2017
Other employees and individuals	1,118,160	28.715	April 28, 2011	April 27, 2017

	1,720,464

Granted in 2012
Rick Yan	100,032	23.785	May 18, 2012	May 17, 2018
Kathleen Chien	100,032	23.785	May 18, 2012	May 17, 2018
David Weimin Jin	81,600	23.785	May 18, 2012	May 17, 2018
Tao Wang	64,800	23.785	May 18, 2012	May 17, 2018
Jones Haijun Yu	64,800	23.785	May 18, 2012	May 17, 2018
Other employees and individuals	909,600	23.785	May 18, 2012	May 17, 2018

	1,320,864

C.	Board Practices

The directors will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and duly qualified, or until such director’s earlier death, resignation or removal. We have no specific policy with respect to director attendance at our board meetings, committee meetings or annual general meetings of shareholders.

Board Committees

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to the board of directors regarding the appointment of our independent registered public accounting firm, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable NASDAQ Stock Market corporate governance rules on independence. The members of our audit committee are David K. Chao, who acts as the chairman of our audit committee, Li-Lan Cheng and James Jianzhang Liang. Our board of directors has determined that Messrs. Chao, Cheng and Liang are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

Our audit committee will be responsible for, among other things:

•

the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	ensuring that it receives from our independent auditor a formal written statement attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	pre-approving any audit and non-audit services, including tax services, to be provided by our independent auditor in accordance with NASDAQ Stock Market rules;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

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

Compensation Committee

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are Li-Lan Cheng, who acts as the chairman of the committee, and David K. Chao. Our board of directors has determined that all members of our compensation committee are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are James Jianzhang Liang, who acts as the chairman of our nominating and corporate governance committee, and David K. Chao. Our board of directors has determined that all members of our nominating and corporate governance committee are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

We had 4,354 employees, 4,729 employees and 4,980 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2012.

Sales and account management	2,428
Customer service and production	991
Technology and online operations	768
Marketing and merchandising	258
Search and training consultants	171
General and administrative	364

Total	4,980	*

*	Includes 387 temporary, part-time and contract employees.

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

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2013, unless otherwise stated:

•	by each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 58,260,065 common shares outstanding as of March 31, 2013 and the number of common shares underlying options that have vested or will vest within 60 days after March 31, 2013. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	12,877,412	22.0
Kathleen Chien	1,754,299	3.0
David K. Chao(1)	269,354	*
Tao Wang	210,050	*
Jones Haijun Yu	138,050	*
David Weimin Jin	111,400	*
James Jianzhang Liang	77,431	*
Kazumasa Watanabe(2)	—	—
Li-Lan Cheng	—	—
All directors and executive officers as a group	15,437,996	25.9

Principal shareholders:
Recruit Co., Ltd.(2)	23,385,231	40.1
Rick Yan	12,877,412	22.0

*	Less than 1% of our total outstanding common shares.
(1)	The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(2)	The address of Kazumasa Watanabe and Recruit Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

As of March 31, 2013, 2,170,184 of our common shares, representing approximately 4% of our common shares outstanding, were beneficially owned by a total of eight holders of record with addresses in the United States. As of the same date, 11,158,541 of our ADSs, representing 22,317,082 common shares, or approximately 38% of our common shares outstanding, were held by a total of six registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004 and valid to May 3, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2010, 2011 and 2012. The technical and consulting service agreement may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its rights to approve board members and recommend senior management of Qian Cheng under the equity pledge agreement described below, direct Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007 and valid to September 11, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2010, 2011 and 2012. The technical and consulting service agreement may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its rights to approve board members and recommend senior management of Run An under the equity pledge agreement described below, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company.

Equity Pledge Agreements

Qian Cheng Equity Pledge Agreement. As security for Qian Cheng’s obligations under the technical and consulting service agreement, the shareholders of Qian Cheng have pledged all of their equity interest in Qian Cheng to WFOE under an equity pledge agreement dated as of May 3, 2004 and valid to May 3, 2014. Upon the occurrence of certain defaults by Qian Cheng as defined in the Qian Cheng equity pledge agreement, including any default by Qian Cheng in respect of any provisions of the Qian Cheng technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of Qian Cheng have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Qian Cheng equity pledge agreement. The pledge cannot be released until the discharge of all of Qian Cheng’s obligations under the Qian Cheng technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of Qian Cheng. The board may only choose from the candidates so recommended by WFOE. In addition, during the term of the agreement, WFOE has the option to purchase the equity interest in Qian Cheng to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in Qian Cheng to the extent permitted under PRC laws. In the case of an option held by a foreign entity, PRC law requires that the exercise price of the option be determined at the time of exercise by reference to the appraised value of the underlying equity interest. The exercise price determined by the parties may not be significantly lower than this appraised value and must also be approved by relevant PRC regulatory authorities. To comply with these regulations, the parties to the Qian Cheng equity pledge agreement have agreed that the exercise price of the equity interest in Qian Cheng shall be the lowest price permitted by PRC law.

Run An Equity Pledge Agreement. As security for Run An’s obligations under the technical and consulting service agreement, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE under an equity pledge agreement dated as of September 11, 2007 and valid to September 11, 2017. Upon the occurrence of certain defaults by Run An as defined in the Run An equity pledge agreement, including any default by Run An in respect of any provisions of the Run An technical and consulting service agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. The shareholders of Run An have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Run An equity pledge agreement. The pledge cannot be released until the discharge of all of Run An’s obligations under the Run An technical and consulting service agreement. The parties have further agreed that WFOE has the right to approve the appointment of directors and to recommend candidates to the board for positions of the general manager and senior executives of Run An. The board may only choose from the candidates so recommended by WFOE. In addition, during the term of the agreement, WFOE has the option to purchase the equity interest in Run An to the maximum extent permitted under PRC laws. Upon the expiration of the term, if and to the extent the option has not been exercised, WFOE is obligated to purchase the equity interest in Run An to the extent permitted under PRC laws. In the case of an option held by a foreign entity, PRC law requires that the exercise price of the option be determined at the time of exercise by reference to the appraised value of the underlying equity interest. The exercise price determined by the parties may not be significantly lower than this appraised value and must also be approved by relevant PRC regulatory authorities. To comply with these regulations, the parties to the Run An equity pledge agreement have agreed that the exercise price of the equity interest in Run An shall be the lowest price permitted by PRC law.

Other Agreements

Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007 and valid to September 11, 2017 with David Weimin Jin and Tao Wang with the sole and exclusive purpose to fund the capitalization of Run An. A loan amount of RMB3.0 million was provided to each individual to acquire a 50% equity interest in Run An. The loans can be repaid only with the proceeds from the sale of the shareholders’ equity interest in Run An to Tech JV or its designated person. The term of the interest-free loan agreements may be extended upon written consent of the parties.

Call Option Agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1.2 million or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in the AdCo Subsidiaries at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

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

Trademark License Agreement. WFOE has entered into a trademark license agreement with Tech JV dated as of August 15, 2000, and supplemented and amended as of August 15, 2005 and August 15, 2010, under which WFOE has granted to Tech JV the right to use certain trademarks in the PRC, with no right of assignment or sublicense. The license fee to be paid under the trademark license agreement will be agreed to by both parties. The trademark license agreement is effective until August 14, 2018 and is renewable upon the written consent of both parties.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2012, there were outstanding options to purchase an aggregate of 5,267,540 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Investments in Coupon Advertising Services Company with Recruit

In August 2007, we entered into an agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital in lieu of repayment. We do not participate in the management of this company, but we can and have nominated two of the five directors to the board of the coupon company. In the second quarter of 2011, we determined that the carrying value of our investments in Area Link were not recoverable due to changing market conditions and operational developments. As a result, we recognized a loss from impairment of RMB15.1 million, the total amount of our investments. In December 2012, the coupon advertising services business was sold, we received RMB1.3 million (US$0.2 million) in sale proceeds, and we completed the termination of our cooperation agreement with Recruit.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for (i) the years ended December 31, 2008, 2009, 2010, 2011 and 2012, (ii) each of the nine most recent fiscal quarters and (iii) each of the most recent six months.

	Sales price
	High	Low
	US$	US$
Annual highs and lows
2008	20.50	6.00
2009	20.50	6.00
2010	55.50	15.31
2011	69.80	36.62
2012	63.95	34.00

Quarterly highs and lows
First quarter 2011	64.55	49.80
Second quarter 2011	68.55	44.81
Third quarter 2011	69.80	39.82
Fourth quarter 2011	50.44	36.62
First quarter 2012	59.89	38.48
Second quarter 2012	63.95	42.00
Third quarter 2012	46.80	34.00
Fourth quarter 2012	54.50	44.65
First quarter 2013	60.99	47.27

Monthly highs and lows
October 2012	48.86	44.65
November 2012	54.50	45.50
December 2012	53.15	45.01
January 2013	56.30	47.27
February 2013	59.03	51.05
March 2013	60.99	54.69
April 2013 (through April 8)	60.65	58.54

B.	Plan of Distribution

Not applicable.

C.	Markets

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

In August 2007, we entered into a cooperation agreement with Recruit to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, we may provide up to RMB32.8 million in financing to Area Link for the coupon company and have the ability to acquire up to 40% of Area Link’s share capital in lieu of repayment. In the second quarter of 2011, we determined that the carrying values of the investments provided to Area Link in 2007 and 2008 were not recoverable and recognized a loss from impairment totaling RMB15.1 million for the year ended December 31, 2011. In December 2012, the coupon advertising services business was sold, we received RMB1.3 million (US$0.2 million) in sale proceeds, and we completed the termination of our cooperation agreement with Recruit.

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

Sale, Exchange or Other Disposition of ADSs or Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or common shares. A U.S. Holder’s tax basis in an ADS or a common share will be, in general, the price it paid for that ADS or common share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If any PRC tax was to be imposed on any gain from the sale, exchange or other disposition of the ADSs or common shares, a U.S. Holder eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat such gain as PRC-source income. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2012, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, under recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2012 and any taxable year thereafter. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or common shares, the U.S. Holders will be subject to special tax rules discussed below.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our financial statements have been prepared in accordance with U.S. GAAP.

Each year, we furnish our shareholders with an annual report containing a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2012, we had cash, restricted cash and short-term investments totaling RMB2,545.9 million (US$408.6 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB6.2 million (US$1.0 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2012.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2012, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar increased approximately 3.3% in 2010, 4.6% in 2011 and 1.0% in 2012. Correspondingly, we recognized a loss from foreign currency translation of RMB6.8 million in 2010, RMB9.4 million in 2011 and RMB0.4 million (US$0.1 million) in 2012. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollar as of December 31, 2012, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB20.9 million (US$3.4 million) in our cash, restricted cash and short-term investments.

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

Fees and Payments from the Depositary to Us

In 2012, we received from our depositary, JPMorgan Chase Bank, a reimbursement of US$84,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has concluded that Messrs. David K. Chao and Li-Lan Cheng, two independent directors of our company, each meet the criteria of “audit committee financial expert” as established by the SEC. See “Item 6. — Directors, Senior Management and Employees — Board Practices.”

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

	2011	2012	2012
	RMB	RMB	US$
	(in thousands)

Audit fees	3,912	4,067	653

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

In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Since the inception of the program, we have purchased 1,015,329 ADSs, or 2,030,658 common shares, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees. We did not repurchase any ADSs in 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance and we do not believe that there are any significant differences between our corporate governance practices and those of U.S. domestic companies under the NASDAQ Stock Market rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit number	Description of document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.1	Specimen of Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2	Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3	Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 9, 2004)

4.1	2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.2	2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)

4.3	Form of Employment, Confidential Information and Invention Assignment Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.6	Translation of Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.7	Translation of Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibit number	Description of document

4.8	Translation of Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.9	Translation of Equity Pledge Agreement dated as of May 3, 2004 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.10	Translation of Equity Pledge Agreement dated as of September 11, 2007 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.11	Translation of Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.12	Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.13	Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 12, 2012)

4.14	Translation of Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.15*	Translation of Supplement Agreement II to Call Option Agreement dated as of August 1, 2012, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc.

4.16	Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.17	Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

8.1*	List of subsidiaries of 51job, Inc.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit number	Description of document

15.1*	Consent of Maples and Calder

15.2*	Consent of Jun He Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

51job, Inc.

By:	/s/ Rick Yan
Name:	Rick Yan
Title:	President and Chief Executive Officer

Date: April 12, 2013

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 12, 2013

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share, per share and per ADS data)
Revenues:
Online recruitment services		543,045	803,004	943,432	151,431
Print advertising		277,645	208,365	105,309	16,903
Other human resource related revenues		269,305	358,730	463,508	74,399

Total revenues		1,089,995	1,370,099	1,512,249	242,733
Less: Business and related taxes		(57,776)	(70,421)	(64,911)	(10,419)

Net revenues		1,032,219	1,299,678	1,447,338	232,314
Cost of services(1)	2(k)	(345,865)	(370,661)	(405,233)	(65,044)

Gross profit		686,354	929,017	1,042,105	167,270

Operating expenses(1):
Sales and marketing	2(l)	(277,543)	(329,466)	(370,100)	(59,405)
General and administrative		(136,647)	(158,355)	(186,460)	(29,929)

Total operating expenses		(414,190)	(487,821)	(556,560)	(89,334)

Income from operations		272,164	441,196	485,545	77,936
Loss from foreign currency translation		(6,848)	(9,363)	(447)	(72)
Loss from impairment of long-term investments	2(f)	—	(15,081)	—	—
Interest and investment income		18,713	42,033	61,653	9,896
Other income		7,713	8,779	18,934	3,038

Income before income tax expense		291,742	467,564	565,685	90,798
Income tax expense	8	(57,081)	(81,056)	(95,579)	(15,341)

Net income		234,661	386,508	470,106	75,457

Other comprehensive income:
Currency translation adjustments		246	325	(9)	(1)

Comprehensive income		234,907	386,833	470,097	75,456

Earnings per share:	12
— Basic		4.23	6.81	8.17	1.31
— Diluted		4.13	6.54	7.92	1.27
Earnings per ADS(2):
— Basic		8.46	13.62	16.35	2.62
— Diluted		8.26	13.09	15.84	2.54
Weighted average number of shares outstanding:
— Basic		55,485,256	56,754,240	57,510,591	57,510,591
— Diluted		56,814,503	59,067,424	59,375,123	59,375,123
(1) Share-based compensation:
Included in cost of services		(4,082)	(6,084)	(7,870)	(1,263)
Included in operating expenses
— Sales and marketing		(3,509)	(5,230)	(6,766)	(1,086)
— General and administrative		(16,371)	(26,660)	(35,902)	(5,763)
(2) Each ADS represents two common shares.

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

	Note	2011	2012	2012
		RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS

Current assets:
Cash	2(d)	783,699	1,122,557	180,183
Restricted cash	2(d)	4,263	14,468	2,322
Short-term investments	2(f)	1,270,343	1,408,845	226,135
Accounts receivable (net of allowance for doubtful accounts of RMB2,022 and RMB3,260 as of December 31, 2011 and 2012, respectively)	3	43,708	52,688	8,457
Prepayments and other current assets	4	199,836	280,242	44,982
Deferred tax assets, current	8	11,042	8,643	1,387

Total current assets		2,312,891	2,887,443	463,466

Property and equipment, net	5	192,120	280,657	45,049
Intangible assets, net	6	4,290	3,919	629
Other long-term assets		48,649	69,343	11,130
Deferred tax assets, non-current	8	86	—	—

Total non-current assets		245,145	353,919	56,808

Total assets		2,558,036	3,241,362	520,274

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		20,326	17,146	2,752
Salary and employee related accrual		44,287	48,450	7,777
Taxes payable		54,623	65,858	10,571
Advance from customers		290,460	338,330	54,306
Other payables and accruals	7	40,793	103,565	16,623

Total current liabilities		450,489	573,349	92,029

Deferred tax liabilities, non-current	8	1,972	1,985	318

Total liabilities		452,461	575,334	92,347

Commitments and contingencies	13	—	—	—

Shareholders’ equity:

Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 56,981,341 and 57,786,679 shares issued and outstanding as of December 31, 2011 and 2012, respectively)		47	48	8
Additional paid-in capital		1,061,819	1,152,174	184,937
Statutory reserves	2(p)	7,332	6,944	1,115
Accumulated other comprehensive income		1,638	1,629	261
Retained earnings		1,034,739	1,505,233	241,606

Total shareholders’ equity		2,105,575	2,666,028	427,927

Total liabilities and shareholders’ equity		2,558,036	3,241,362	520,274

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

					Accumulated other comprehensive income
	Common shares						Total shareholders’ equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves		Retained earnings
		RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)
Balance as of December 31, 2009	55,126,859	46	902,124	7,368	1,067	413,534	1,324,139

Exercise of share options	1,681,694	1	93,147	—	—	—	93,148
Share-based compensation	—	—	23,962	—	—	—	23,962
Repurchase and retirement of common shares	(334,604)	(0)	(21,300)	—	—	—	(21,300)
Appropriation of statutory reserves	—	—	—	250	—	(250)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(807)	—	807	—
Foreign currency translation adjustments	—	—	—	—	246	—	246
Net income	—	—	—	—	—	234,661	234,661

Balance as of December 31, 2010	56,473,949	47	997,933	6,811	1,313	648,752	1,654,856

Exercise of share options	511,392	0	26,560	—	—	—	26,560
Share-based compensation	—	—	37,974	—	—	—	37,974
Repurchase and retirement of common shares	(4,000)	(0)	(648)	—	—	—	(648)
Appropriation of statutory reserves	—	—	—	521	—	(521)	—
Foreign currency translation adjustments	—	—	—	—	325	—	325
Net income	—	—	—	—	—	386,508	386,508

Balance as of December 31, 2011	56,981,341	47	1,061,819	7,332	1,638	1,034,739	2,105,575

Exercise of share options	805,338	1	39,817	—	—	—	39,818
Share-based compensation	—	—	50,538	—	—	—	50,538
Appropriation of statutory reserves	—	—	—	812	—	(812)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(1,200)	—	1,200	—
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)
Net income	—	—	—	—	—	470,106	470,106

Balance as of December 31, 2012	57,786,679	48	1,152,174	6,944	1,629	1,505,233	2,666,028

Balance as of December 31, 2012 (US$ Note 2(c))	57,786,679	8	184,937	1,115	261	241,606	427,927

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	2010	2011	2012	2012
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	234,661	386,508	470,106	75,457
Adjustments for:
Share-based compensation	23,962	37,974	50,538	8,112
Depreciation	27,326	26,389	27,496	4,413
Amortization of intangible assets	2,061	1,615	1,500	241
Allowance (Reversal of allowance) for doubtful accounts	(28)	801	7,654	1,229
Loss due to disposal of fixed assets	61	141	65	10
Loss from foreign currency translation	6,848	9,363	447	72
Loss from impairment of long-term investments	—	15,081	—	—
Gain from sale of long-term investments	—	—	(1,318)	(211)
Deferred tax expense (benefit)	(1,020)	(3,880)	2,498	401
Changes in operating assets and liabilities:
Increase in accounts receivable	(15,412)	(11,123)	(10,555)	(1,695)
Increase in prepayments and other current assets	(35,357)	(124,580)	(86,485)	(13,882)
Increase (Decrease) in accounts payable	5,657	5,357	(3,523)	(565)
Increase in salary and employee related accrual	11,448	4,744	4,163	668
Increase in taxes payable	13,946	24,131	7,082	1,137
Increase in advance from customers	67,914	104,269	47,870	7,684
Increase in other payables and accruals	354	21,624	56,720	9,104
Decrease (Increase) in other long-term assets	1,787	(1,459)	302	49

Net cash provided by operating activities	344,208	496,955	574,560	92,224

Cash flows from investing activities:
Proceeds from sale of long-term investments	—	—	1,318	211
Purchase of short-term investments	(149,633)	(863,400)	(138,502)	(22,231)
Purchase of property and equipment	(23,253)	(58,870)	(136,760)	(21,951)
Purchase of intangible assets	(1,564)	(1,100)	(1,129)	(181)

Net cash used in investing activities	(174,450)	(923,370)	(275,073)	(44,152)

Cash flows from financing activities:
Repurchase and retirement of common shares	(21,300)	(648)	—	—
Proceeds from the exercise of share options	93,148	26,560	39,818	6,391

Net cash provided by financing activities	71,848	25,912	39,818	6,391

Effect of foreign exchange rate changes on cash	(6,125)	(8,686)	(447)	(72)

Net increase (decrease) in cash	235,481	(409,189)	338,858	54,391
Cash, beginning of year	957,407	1,192,888	783,699	125,792

Cash, end of year	1,192,888	783,699	1,122,557	180,183

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	49,519	71,435	96,407	15,474

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(989)	(407)	(750)	(120)

Supplemental disclosure of non-cash activities:
Restricted cash related to the exercise of share options, end of year	44,888	4,263	14,468	2,322

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), which was incorporated in the Cayman Islands in March 2000, its subsidiaries and certain variable interest entity (“VIE”) subsidiaries.

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

(a)	Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management’s significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, fair values of options to purchase the Company’s common shares, estimated useful lives of property and equipment and intangible assets, consolidation of VIEs, assessment of recoverability of long-term investments and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.

(b)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiaries of which the Company is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

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

The Company has adopted Accounting Standards Codification (“ASC”) 810 “Consolidation” for all periods presented. It requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In determining whether the Company or its subsidiary is the primary beneficiary of a VIE, the Company considered whether it has the rights to a majority of the economic benefits and obligation to absorb a majority of the expected losses. In addition, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

The Company’s wholly-owned subsidiaries include the following:

•	51net.com Inc. (“51net”), incorporated in the British Virgin Islands in August 1999;

•

51net Beijing, incorporated in the Cayman Islands in April 2000, which wholly owns Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (“WFOE”), incorporated in the PRC in July 2000; and

•	51net HR, incorporated in the Cayman Islands in April 2000, which owns 70% of Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”), incorporated in the PRC in October 2006.

51net’s principal subsidiaries include the following:

•	Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), incorporated in the PRC in January 2000, which is 50% owned by 51net;

•	Wang Jin Information Technology (Shanghai) Co., Ltd. (“Wang Jin”), incorporated in the PRC in June 2004, which is wholly owned by 51net;

•	Shanghai Wang Ju Advertising Co., Ltd., incorporated in the PRC in June 2007, which is wholly owned by 51net; and

•	Wuhan Wang Cai Information Technology Co., Ltd., incorporated in the PRC in December 2009, which is wholly owned by 51net.

Tech JV’s principal subsidiaries include the following:

•	Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;

•	Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo; and

•	Shanghai Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV.

The Company’s VIE subsidiaries include the following:

•	Beijing Run An Information Consultancy Co., Ltd. (“Run An”), incorporated in the PRC in January 1997, which owns 30% of Wang Ju; and

•

Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”), incorporated in the PRC in February 1999, which owns 20% of AdCo and effectively owns 50% of Tech JV by direct and indirect ownership through Qian Cheng’s wholly-owned subsidiary Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., incorporated in the PRC in August 2001.

As of December 31, 2012 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any ownership interest in the VIEs, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. As a result of the Company’s consolidation of Run An and Qian Cheng, all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIE subsidiaries.

For the years ended December 31, 2010 and 2011, the Company was also the primary beneficiary of Shanghai Run An Lian Information Consultancy Co., Ltd. (“RAL”), a VIE which was established in April 2004. On December 30, 2011, the Shanghai Administration for Industry and Commerce approved the closure of RAL, which was wholly owned by Run An. RAL previously held an Internet content provider license and a permit issued by the Shanghai human resources and social security bureau which allowed it to conduct human resource related services.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by David Weimin Jin and Tao Wang, both of whom are executive officers of the Company. As of December 31, 2012, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB1,317.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2012, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB689.

As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs, but the Company may provide such support on a discretionary basis in the future, which could expose the Company to loss.

The Group has entered into various agreements as related to its VIE subsidiaries. The key provisions of the agreements with the Company or its subsidiaries and the VIE subsidiaries or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. The technical and consulting service agreements with WFOE are valid to September 11, 2017 for the Run An agreement and valid to May 3, 2014 for the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its rights to approve board members and recommend senior management of Run An and Qian Cheng under the pledge and control agreements described below, direct Run An and Qian Cheng to renew the technical and consulting service agreements upon expiration.

Pledge and Control Agreements. As security for Run An and Qian Cheng’s obligations under the technical and consulting service agreements, the shareholders of Run An and Qian Cheng have pledged all of their equity interest in Run An and Qian Cheng to WFOE. According to the pledge agreement, WFOE has the right to sell the pledged equity. Additionally, the shareholders of Run An and Qian Cheng have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreements. They have further agreed that they will obtain WFOE’s consent regarding material decisions concerning the operation of Run An and Qian Cheng, including the distribution of profits, the incurrence of debt and the approval of director appointments. Additionally, WFOE has the right to recommend candidates to the board for the positions of general manager and senior executives of Run An and Qian Cheng. Under such pledges, WFOE is obliged to purchase any and all of the equity interest in Run An and Qian Cheng from their shareholders, if permitted by the PRC laws. The pledges cannot be released until the discharge of all of Run An and Qian Cheng’s obligations under the respective technical and consulting service agreement. The pledge and control agreements have the same term as their respective technical and consulting service agreements.

Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007 for an aggregate amount of RMB6,000 with the shareholders of Run An, with the sole and exclusive purpose to fund the capitalization of Run An. The loans can be repaid only with the proceeds from the sale of the shareholders’ equity interest in Run An to Tech JV or its designated person. The interest-free loan agreements are valid to September 11, 2017, and the term may be extended upon written consent of the parties.

Call Option Agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1,200 or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in the subsidiaries of AdCo at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

Management monitors the regulatory risk associated with these contractual arrangements. The Company’s PRC legal counsel, has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects, with exception to the effectiveness of the pledges under the equity pledge agreements, which have not yet been registered with the relevant administration of industry and commerce. Based on such advice and management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company’s ability to enforce these contractual arrangements. Management monitors the regulatory risk associated with these contractual arrangements. See note 15 for further discussion.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

Summary financial information of the Group’s VIEs included in the consolidated financial statements is as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Total assets	5,600	7,038
Total liabilities	405	166

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Total revenues	12,142	7,931	2,340
Net income	522	281	1,730

(c)	Foreign Currencies

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.2301 on December 31, 2012, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012, or at any other rate.

(d)	Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2011 and 2012 are amounts denominated in United States dollars totaling US$24,209 and US$33,572, respectively (equivalent to approximately RMB152,538 and RMB211,017, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2011 and 2012, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

(f)	Investments

Short-term investments consist of certificates of deposit with original maturities between three months and one year.

Long-term investments consist of non-interest bearing loans provided in 2007 and 2008 to Area Link Co., Ltd. (“Area Link”), which is the holding company of a coupon advertising services business in China. Area Link is affiliated with Recruit Co., Ltd. (“Recruit”), a shareholder of the Company. See Note 11.

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded as impairment losses when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near-term prospects of the issuers; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company determined that the carrying value of the investments in Area Link was not recoverable and recognized a loss from impairment totaling RMB15,081 for the year ended December 31, 2011. No impairment losses were recorded during the years ended December 31, 2010 and 2012. In December 2012, the coupon advertising services business owned by Area Link was sold, the Company recognized a gain from sale with proceeds of RMB1,318, and this amount was included in other income.

(g)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

Estimated useful lives
Land use rights	32.42 to 50 years
Building	20 years
Leasehold improvements	Lesser of the lease period or the estimated useful life
Electronic equipment	3 to 5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Other assets	5 years

(h)	Intangible Assets

Intangible assets include purchased computer software and licenses and are amortized on a straight-line basis over their estimated useful lives, which range from five to ten years.

(i)	Impairment of Long-Lived Assets

The Group has adopted ASC 360 “Property, Plant and Equipment,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2010, 2011 and 2012.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Effective January 1, 2012, the PRC State Council instituted a pilot value-added tax (“VAT”) reform program applicable to businesses in “selected modern service industries” in Shanghai. Under this program, businesses would switch from business tax payers to VAT payers and permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. As a result, some of the Company’s subsidiaries became subject to VAT at a rate of 6% beginning January 1, 2012. In July 2012, the PRC Ministry of Finance announced that the VAT program would be expanded to additional trial regions, namely Beijing, Tianjin and the provinces of Jiangsu, Anhui, Zhejiang, Fujian, Hubei and Guangdong. This new VAT program and its expansion did not and are not expected to have a material impact on the Company’s financial statements.

(k)	Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees, printing and publishing expenses, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

(l)	Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB58,332, RMB62,371 and RMB65,667 for the years ended December 31, 2010, 2011 and 2012, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

(m)	Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation – Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.

For the years ended December 31, 2010, 2011 and 2012, the fair value of options granted was estimated with the following assumptions:

	2010	2011	2012
Risk-free interest rate	0.87%-2.26%	1.58%	0.59%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	50%	48%	53%
Weighted average of fair value per option at grant date	RMB24.96	RMB70.26	RMB60.88

(n)	Operating Leases

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

The Company adopted ASC 740-10-25 “Income Taxes – Overall – Recognition” to account for uncertainties in income taxes effective January 1, 2007. The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2010, 2011 and 2012, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

(p)	Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2010, 2011 and 2012. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2010, 2011 and 2012. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2010, 2011 and 2012. During the years ended December 31, 2010, 2011 and 2012, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB250, RMB521 and RMB812, respectively. During the years ended December 31, 2010 and 2012, the Group made a reversal of RMB546 and RMB800, respectively, from the statutory common reserve fund to retained earnings due to the closure of certain subsidiaries. The statutory common reserve funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common reserve fund was made in the year ended December 31, 2011.

In addition, the Group’s subsidiaries and VIE subsidiaries incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2010, 2011 and 2012, respectively. During the years ended December 31, 2010 and 2012, the Group made a reversal of RMB261 and RMB400, respectively, from the statutory common welfare fund to retained earnings due to the closure of certain subsidiaries. The statutory common welfare funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common welfare fund was made in the year ended December 31, 2011.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(q)	Dividend

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(p). In addition, the net assets of the Company’s subsidiaries associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the subsidiaries’ paid-in capital were approximately RMB516,288 and RMB516,662, or 24.5% and 19.4% of total consolidated net assets as of December 31, 2011 and 2012, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participates at the measurement date in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace

Level 3 – Unobservable inputs which are supported by little or no market activity

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

Based on the criteria established by ASC 280 “Segment Reporting,” the Group currently operates and manages its business as a single operating and single reportable segment. The Group’s chief operating decision-maker (“CODM”) is the chief executive officer. The CODM reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group primarily generates its revenues from customers in the PRC, and assets of the Group are also located in PRC. Accordingly, no geographical segments are presented.

(u)	Stock Repurchase

When the Company’s common shares are repurchased for retirement, the excess of cost over par value is charged entirely to additional paid-in capital, limited to additional paid-in capital of the same issue being retired.

(v)	Comprehensive Income

The Company has adopted ASC 220 “Comprehensive Income.” Other comprehensive income/loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income mainly consists of cumulative foreign currency translation adjustments.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

(w)	Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. ASU 2011-11 is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2011-11 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles – Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment” (“ASU 2012-02”). ASU 2012-02 applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per ASU 2012-02, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The adoption of ASU 2012-02 beginning on January 1, 2013 is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of ASU 2013-02 beginning on January 1, 2013 is not expected to have a material impact on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	2011	2012
	RMB	RMB
Accounts receivable	45,730	55,948
Less: Allowance for doubtful accounts	(2,022)	(3,260)

	43,708	52,688

The movement of allowance for doubtful accounts is analyzed as follows:

	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of period	2,620	1,965	2,022
Additions	—	801	1,575
Reversals	(28)	—	—
Write-offs	(627)	(744)	(337)

Balance at end of period	1,965	2,022	3,260

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

	2011	2012
	RMB	RMB
Rental and other deposits	742	1,461
Prepayments for rental and others	8,062	10,603
Employee advances	3,069	2,781
Payments made on behalf of customers	153,271	226,485
Prepaid insurance premium	1,040	975
Interest income receivable	25,192	36,231
Prepaid business tax	7,451	—
Others	1,009	1,706

Total	199,836	280,242

Payments made on behalf of customers are associated with the operations of the Company’s business process outsourcing services. The Company has remitted funds in advance on behalf of customers for purposes such as monthly employee benefits, social insurance and payroll payments, which will be reimbursed to the Company in the near term. The Company provided an allowance for payments made on behalf of customers of nil and RMB6,079 as of December 31, 2011 and 2012, respectively.

5.	PROPERTY AND EQUIPMENT

	2011	2012
	RMB	RMB
Land and building	193,767	289,536
Leasehold improvements	11,462	14,075
Electronic equipment	84,074	94,530
Furniture and fixtures	10,148	10,305
Motor vehicles	4,088	7,067
Other assets	11,317	11,378
Less: Accumulated depreciation	(122,736)	(146,234)

Net book value	192,120	280,657

Depreciation expense was RMB27,326, RMB26,389 and RMB27,496 for the years ended December 31, 2010, 2011 and 2012, respectively. Loss due to disposal of fixed assets was RMB61, RMB141 and RMB65 for the years ended December 31, 2010, 2011 and 2012, respectively.

6.	INTANGIBLE ASSETS

	2011	2012
	RMB	RMB
Computer equipment software	20,353	21,448
Acquired training licenses	3,522	3,522
Less: Accumulated amortization	(19,585)	(21,051)

Net book value	4,290	3,919

Amortization expense was RMB2,061, RMB1,615 and RMB1,500 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company will record estimated amortization expenses of RMB1,680, RMB1,152, RMB598, RMB291 and RMB198 for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

7.	OTHER PAYABLES AND ACCRUALS

	2011	2012
	RMB	RMB
Professional service fees	3,553	1,920
Office expenses	5,969	6,632
Deposit from customers	27,064	84,248
Revenue from newspaper sales collected on behalf of newspaper contractors	357	178
Payables to employees related to net proceeds from share options exercised	3,414	9,466
Others	436	1,121

Total	40,793	103,565

Deposits from customers are associated with the operations of the Company’s business process outsourcing services. The Company has received funds in advance from customers for purposes such as monthly employee benefits, social insurance and payroll payments, which will be disbursed by the Company to other parties on behalf of customers in the near term.

8.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries that are incorporated in the Cayman Islands are not subject to tax on income or capital gain. In addition, upon payments of dividends by those companies to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company’s subsidiary that is incorporated in the British Virgin Islands is not subject to tax on income or capital gain. In addition, upon payments of dividends by that company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary that is incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% on its assessable profit.

China

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law of the People’s Republic of China (“EIT Law”) effective January 1, 2008. The EIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign-invested enterprises. However, the EIT Law provides a transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws, to gradually increase their rates to 25%. Under this grandfather provision, the Group’s entities of Wang Jin, Wang Ju, Tech JV and Wang Cai AdCo incorporated in Shanghai’s Pudong area, and the branches of Tech JV and Wang Cai AdCo located in Shenzhen were subject to an enterprise income tax (“EIT”) rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law. Tech JV became subject to a preferential tax rate of 15% for the years ended December 31, 2009, 2010 and 2011. In 2012, its preferential tax status has been renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign investment enterprise (“FIE”) to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2012, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2010, 2011 and 2012 were taxed within the following jurisdictions:

	2010	2011	2012
	RMB	RMB	RMB
PRC entities	322,428	526,236	608,637
Non-PRC entities	(30,686)	(58,672)	(42,952)

Total	291,742	467,564	565,685

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	RMB	RMB	RMB
Current income tax expense
PRC entities	58,101	84,936	93,081
Non-PRC entities	—	—	—

Total	58,101	84,936	93,081

Deferred income tax expense (benefit)
PRC entities	(1,020)	(3,880)	2,498
Non-PRC entities	—	—	—

Total	(1,020)	(3,880)	2,498

Income tax expense
PRC entities	57,081	81,056	95,579
Non-PRC entities	—	—	—

Total	57,081	81,056	95,579

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(8%)	(10%)	(10%)
Non-deductibility of expenses incurred outside the PRC	3%	3%	2%
Other permanent differences	1%	—	(1%)
Change in valuation allowance	(1%)	(1%)	1%

Effective EIT rate of the Group	20%	17%	17%

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

Tax holidays, as included in the reconciliation table before and the tabular disclosure below, refer to the preferential tax rates for Tech JV and certain entities as described in the “China” section of this Note. The aggregate amount and per share effect of the tax holidays for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	23,675	46,225	57,889
Basic net income per share effect	0.43	0.81	1.01
Diluted net income per share effect	0.42	0.78	0.97

Significant components of deferred tax assets and liabilities as of December 31, 2011 and 2012 are as follows:

	2011	2012
	RMB	RMB
Deductible temporary differences related to other payables and accruals	10,536	7,232
Deductible temporary differences related to provision for doubtful accounts	506	1,448

Total current deferred tax assets	11,042	8,680
Less: Valuation allowance	—	(37)

Net current deferred tax assets	11,042	8,643

Tax loss carryforwards	640	471

Total non-current deferred tax assets	640	471
Less: Valuation allowance	(554)	(471)

Net non-current deferred tax assets	86	—

Total deferred tax assets	11,128	8,643

Taxable temporary differences related to depreciation period	(1,972)	(1,985)

Total non-current deferred tax liabilities	(1,972)	(1,985)

Total deferred tax liabilities	(1,972)	(1,985)

As of December 31, 2011 and 2012, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2010, 2011 and 2012 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB252 as of December 31, 2012 will expire beginning 2015.

The following represents a roll-forward of the valuation allowance for each of the years:

	2010	2011	2012
	RMB	RMB	RMB
Balance at beginning of period	2,140	1,498	554
Additions	5	—	508
Reversals	(647)	(944)	(554)

Balance at end of period	1,498	554	508

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

9.	SHARE-BASED COMPENSATION

In September 2000, the Company adopted a share option plan (“2000 Option Plan”) which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the 2000 Option Plan was increased to 5,530,578 in February 2004 and to 7,530,578 in July 2006. The 2000 Option Plan expired in 2010 and issuances from this plan ceased in 2009. On April 30, 2009, the Company adopted a new share option plan (“2009 Option Plan”). The 2009 Option Plan provides for the issuance of up to 5,000,000 common shares. The total number of common shares reserved under the 2009 Option Plan was increased to 10,000,000 in December 2011. Under the option plans, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. The share options are granted at the fair market value of the common shares at the date of grant and can be exercised within six years from the date of grant.

The following table summarizes the Company’s share option activity for the year ended December 31, 2012:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2012	4,921,342	US$	15.01
Granted	1,320,864	US$	23.79
Exercised	(805,338)	US$	7.85
Forfeited	(169,328)	US$	14.10

Outstanding at December 31, 2012	5,267,540	US$	18.01	3.67	US$	37,474

Vested and expected to vest at December 31, 2012	5,023,253	US$	17.81	3.62	US$	36,707

Exercisable at December 31, 2012	2,599,540	US$	13.03	2.70	US$	30,508

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2012 and the exercise price for in-the-money options.

The total intrinsic value of options exercised for the three years ended December 31, 2010, 2011 and 2012 was RMB120,424, RMB41,546 and RMB84,524 (US$13,567), respectively.

As of December 31, 2012, there was RMB152,426 (US$24,466) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.77 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2012, total cash received from the exercise of share options amounted to RMB39,818 (US$6,391).

A summary of non-vested share option activity for the year ended December 31, 2012 is presented below:

	Number of shares	Weighted average grant-date fair value
Non-vested at January 1, 2012	2,731,406	US$	7.96

Granted	1,320,864	US$	9.77
Vested	(1,214,942)	US$	7.03
Forfeited	(169,328)	US$	5.73

Non-vested at December 31, 2012	2,668,000	US$	9.17

Expected to vest at December 31, 2012	2,423,713	US$	9.20

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

There were no capitalized share-based compensation costs for the years ended December 31, 2010, 2011 and 2012. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2010, 2011 and 2012, totaled RMB23,962, RMB37,974 and RMB50,538 (US$8,112), respectively. The total fair value of share options vested during the year ended December 31, 2010, 2011 and 2012 was RMB21,153, RMB29,059 and RMB53,236 (US$8,545), respectively.

10.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB64,684, RMB83,985 and RMB100,219 for the years ended December 31, 2010, 2011 and 2012, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

11.	RELATED PARTY TRANSACTION

In August 2007, the Company entered into a cooperation agreement with Recruit, which is a shareholder of the Company, to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, the Company may provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link’s share capital. The Company did not provide financing to Area Link for the years ended December 31, 2010, 2011 and 2012. The Company completed the termination of the cooperation agreement with Recruit in December 2012. See Note 2(f).

12.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2010, 2011 and 2012 as follows:

	2010	2011	2012
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income	234,661	386,508	470,106

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	55,485,256	56,754,240	57,510,591
Effect of dilutive share options	1,329,247	2,313,184	1,864,532

Denominator for diluted earnings per share	56,814,503	59,067,424	59,375,123

Basic earnings per share	4.23	6.81	8.17

Diluted earnings per share	4.13	6.54	7.92

The Company excluded outstanding share options of 1,341,778 in 2010, 1,294,660 in 2011 and 2,520,002 in 2012 from the calculation of diluted earnings per common share because the exercise prices of these share options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Publication Fee and Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the publication of 51job Weekly, the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Publication fees	Operating lease – Office premises	Operating lease – Others	Total
	RMB	RMB	RMB	RMB
2013	23,228	24,075	1,863	49,166
2014	150	8,953	204	9,307
2015	—	5,320	—	5,320
2016	—	4,125	—	4,125
2017	—	3,947	—	3,947
Thereafter	—	846	—	846

	23,378	47,266	2,067	72,711

Rental expenses for the years ended December 31, 2010, 2011 and 2012 were RMB33,204, RMB37,042 and RMB39,708, respectively.

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements to purchase advertising services from media companies and to purchase office furnishings as well as an installment payment to complete the acquisition of an office building in Wuhan. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Advertising services	Office furnishings	Office building	Total
	RMB	RMB	RMB	RMB
2013	4,749	2,400	6,894	14,043
2014	13	—	—	13

	4,762	2,400	6,894	14,056

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and which may be above these limitations. Prior to the restructuring in May 2004, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. In addition, there is uncertainty regarding the regulation of PRC subsidiaries in which subsidiaries of foreign owned PRC entities invest, such as the subsidiaries of AdCo which are engaged in advertising businesses. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient. In the opinion of management with the advice of outside counsel, the likelihood of loss in respect of the Group’s past ownership structure is remote.

As of the filing date of this Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

14.	FINANCIAL INSTRUMENTS

Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, receivables, long-term investments and payables. The carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of certificates of deposits, are classified within Level 1 and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Long-term investments consist of non-interest bearing loans to Area Link, for which full impairment provision was provided in the year ended December 31, 2011. See Note 2(f).

15.	CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2011 and 2012, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2012, the Company had approximately RMB2,351,615 (US$377,460) in cash and certificates of deposit in the PRC, which constitute about 92% of total cash, restricted cash and short-term investments. Approximately 59% of the Company’s total cash, restricted cash and short-term investments were held at a branch of Bank of Nanjing in Shanghai, PRC. As PRC bank regulatory authorities are empowered to take over the operation and management of a PRC state-owned bank when it faces a material credit crisis, the Company does not foresee substantial credit risk with respect to cash and short-term investments held at PRC state-owned banks, such as Bank of Nanjing. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2010, 2011 and 2012. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2011 and 2012.

Currency Convertibility Risk

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts expressed in thousands of RMB and US$, except share and per share data)

PRC Regulatory Risk

The Group is subject to regulatory risks, which include the interpretation of current tax laws, the legality of its corporate structure and the scope of its operations in the PRC, which may result in limitations on the Group’s ability to conduct business in the PRC. In addition, the Group conducts some of its operations in China through VIEs and consolidates them pursuant to a series of contractual arrangements. If the contractual arrangements establishing the VIE structure are found to be in violation of any existing or future PRC laws, rules or regulations, the Group may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Group’s business and operating licenses, being required to restructure the Group’s operations or discontinue the Group’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its operations. In such case, the Group may lose its rights to direct the activities of and receive economic benefits from its VIEs, which may result in deconsolidation of the VIEs. The Group’s business, operating results and financial condition could also be materially and adversely affected by significant political, economic and social uncertainties in the PRC.