Form 20-F
period 2013-12-31
51JOB, INC.
filed 2014-03-28
CIK 1295484

Use these links to rapidly review the document

51JOB, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-50841

51job, Inc. (Exact name of Registrant as specified in its charter) N/A (Translation of Registrant's name into English)
Cayman Islands (Jurisdiction of incorporation or organization)
Building 3 No. 1387, Zhang Dong Road Shanghai 201203 People's Republic of China (Address of principal executive offices)

Rick Yan, Chief Executive Officer
Telephone: +(86-21) 6160-1888
Facsimile: +(86-21) 6879-6233
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People's Republic of China
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
None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 59,144,055 common shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.       ☐ Yes    ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).       ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.       ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       ☐ Yes    ☒ No

i

INTRODUCTION

        Unless otherwise indicated, references in this annual report to:

  •
  "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents two common shares;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan;

  •
  "RMB" are to Renminbi, the legal currency of the PRC;

  •
  "shares" or "common shares" are to our common shares, with par value US$0.0001 per share;

  •
  "U.S. GAAP" are to the generally accepted accounting principles in the United States of America; and

  •
  "US$" are to U.S. dollars, the legal currency of the United States of America.

        Unless the context indicates otherwise, "we," "us," "our company," "our" and "51job" refer to 51job, Inc., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated entities.

        In addition, unless otherwise indicated, references in this annual report to:

  •
  "51net" are to 51net.com Inc.;

  •
  "AdCo" are to Shanghai Qianjin Advertising Co., Ltd.;

  •
  "Qian Cheng" are to Beijing Qian Cheng Si Jin Advertising Co., Ltd.;

  •
  "Run An" are to Beijing Run An Information Consultancy Co., Ltd.;

  •
  "Tech JV" are to Qianjin Network Information Technology (Shanghai) Co., Ltd.;

  •
  "Wang Cai AdCo" are to Shanghai Wang Cai Advertising Co., Ltd.;

  •
  "Wang Ju" are to Shanghai Wang Ju Human Resource Consulting Co., Ltd.;

  •
  "WFOE" are to Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.; and

  •
  "Wuhan AdCo" are to Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.

        Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

        This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.0537 to US$1.00 on December 31, 2013. For further information on exchange rates, see "Item 3.—Key Information—Selected Financial Data—Exchange Rate Information."

        This annual report on Form 20-F includes our audited consolidated statement of operations and comprehensive income data for the years ended December 31, 2011, 2012 and 2013, and audited consolidated balance sheet data as of December 31, 2012 and 2013.

ii

 FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "should," "is/are likely to," "expect," "intend," "aim," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the following risks:

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

        These risks are not exhaustive. You should read these statements in conjunction with the risks disclosed in "Item 3.—Key Information—Risk Factors" of this annual report and other risks outlined in our other filings with the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and "Item 5.—Operating and Financial Review and Prospects." Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	332,987	543,045	803,004	943,432	1,084,448	179,138
Print advertising	279,467	277,645	208,365	105,309	51,023	8,428
Other human resource related revenues	204,666	269,305	358,730	463,508	541,270	89,412

Total revenues	817,120	1,089,995	1,370,099	1,512,249	1,676,741	276,978
Net revenues	773,947	1,032,219	1,299,678	1,447,338	1,608,668	265,733
Cost of services(1)	(305,722)	(345,865)	(370,661)	(405,233)	(442,454)	(73,088)

Gross profit	468,225	686,354	929,017	1,042,105	1,166,214	192,645

Operating expenses(1):
Sales and marketing	(214,400)	(277,543)	(329,466)	(370,100)	(459,802)	(75,954)
General and administrative	(133,511)	(136,647)	(158,355)	(186,460)	(217,765)	(35,972)

Total operating expenses	(347,911)	(414,190)	(487,821)	(556,560)	(677,567)	(111,926)

Income from operations	120,314	272,164	441,196	485,545	488,647	80,719
Income before income tax expense	144,717	291,742	467,564	565,685	600,948	99,270
Income tax expense	(32,205)	(57,081)	(81,056)	(95,579)	(100,308)	(16,570)

Net income	112,512	234,661	386,508	470,106	500,640	82,700

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Earnings per share:
Basic	2.03	4.23	6.81	8.17	8.55	1.41
Diluted	2.02	4.13	6.54	7.92	8.33	1.38
Earnings per ADS(2):
Basic	4.05	8.46	13.62	16.35	17.10	2.82
Diluted	4.03	8.26	13.09	15.84	16.67	2.75
Weighted average number of shares outstanding:
Basic	55,559,252	55,485,256	56,754,240	57,510,591	58,551,925	58,551,925
Diluted	55,768,866	56,814,503	59,067,424	59,375,123	60,069,197	60,069,197

	As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	957,407	1,192,888	783,699	1,122,557	1,065,543	176,015
Short-term investments	257,310	406,943	1,270,343	1,408,845	2,081,964	343,916
Total current assets	1,277,544	1,760,110	2,312,891	2,887,443	3,580,622	591,477
Total non-current assets	234,972	227,900	245,145	353,919	542,369	89,593

Total assets	1,512,516	1,988,010	2,558,036	3,241,362	4,122,991	681,070

Liabilities:
Total current liabilities	187,366	331,571	450,489	573,349	785,889	129,820
Total non-current liabilities	1,011	1,583	1,972	1,985	5,983	988

Total liabilities	188,377	333,154	452,461	575,334	791,872	130,808
Shareholders' equity:
Common shares	46	47	47	48	48	8
Additional paid-in capital	902,124	997,933	1,061,819	1,152,174	1,316,713	217,505
Total shareholders' equity	1,324,139	1,654,856	2,105,575	2,666,028	3,331,119	550,262

Total liabilities and shareholders' equity	1,512,516	1,988,010	2,558,036	3,241,362	4,122,991	681,070

(1)
Share-based compensation was included in the consolidated statement of operations and comprehensive income data as follows:

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(4,360)	(4,082)	(6,084)	(7,870)	(10,391)	(1,716)
Operating expenses:
Sales and marketing	(3,748)	(3,509)	(5,230)	(6,766)	(8,933)	(1,476)
General and administrative	(18,912)	(16,371)	(26,660)	(35,902)	(45,534)	(7,522)
(2)
Each ADS represents two common shares.

Exchange Rate Information

        We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.0537 to US$1.00 on December 31, 2013. The noon buying rate on March 21, 2014 was RMB6.2248 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See "Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment" and "—The fluctuation of the Renminbi may materially and adversely affect your investment" as well as "Item 11.—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk" for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

        The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 21)	6.2248	6.1590	6.2273	6.1183

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

        In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals and search engines, dedicated recruitment advertising websites, professional and social networking websites, and other human resource services providers who may enter the market for any or all of our services. For example, LinkedIn, a leading professional network, introduced a Chinese language version of their website in China in February 2014. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that our markets are underpenetrated, and that competitors could acquire significant numbers of corporate customers and individual users within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

A slowdown or adverse development in the PRC economy may have a material and adverse impact on our customers, demand for our services and our business.

        Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or affiliates of foreign firms operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. For example, due to the impact of the global economic and financial market crisis and economic slowdown in China, we experienced a significant reduction in customer demand for our recruitment advertising services in 2009, which led to a decrease in revenues for that year. If there are slowdowns or other adverse developments in China's economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of online advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our online recruitment business.

        We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. We believe that the use of online advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other informal recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. We face challenges in promoting greater use of online advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. In addition, while China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history, and China's Internet penetration rate is low relative to most developed countries. Moreover, telecommunication capacity constraints, unless they are resolved, may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment, may adversely affect our online recruitment services business. We cannot assure you that online recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our online recruitment business.

The market for other human resource related services, including business process outsourcing, remains in the early development stage in China, and we may be unable to expand such existing services or successfully develop new services in this area.

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

        In addition, as part of our strategy to be a "one-stop" human resource services provider, we cross-promote our other human resource related services among our online recruitment services customers from time to time. However, we cannot assure you that such cross-promotion strategy will be effective or generate revenues as we expect. Furthermore, we may decide to develop new services in the area of other human resource related services. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all. If any of our efforts to cross-promote, develop or operate new human resource related services are unsuccessful, our financial condition and results of operations may be materially and adversely affected.

Our business process outsourcing services may be adversely impacted by changes in PRC regulations and policies. In addition, new and future government regulations may significantly increase the number of labor disputes, which may result in higher operating costs.

        The PRC Labor Contract Law, which became effective on January 1, 2008 and its amendment which became effective on July 1, 2013, establishes restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. On October 28, 2010, the National People's Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance.

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

        We are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our clients, and claims by either employers or their workers alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee's insurance or benefits, individual income taxes or other matters. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties.

Any failure by us to manage the ongoing shift in user habits and advertising expenditures from print to online media could materially and adversely affect our overall results of operations.

        We have historically generated a significant portion of our revenues from our print advertising business, which accounted for 15.2% of our revenues in 2011, 7.0% of our revenues in 2012 and 3.0% of our revenues in 2013. In recent years, we have observed an ongoing shift in user habits and advertising expenditures from print to online media. As a result, we have been allocating greater resources to focus on our faster growing business areas, especially our online recruitment and business process outsourcing services. At the same time, since 2010, we have been actively discontinuing our print advertising operations, decreasing the number of cities where 51job Weekly is published from 22 as of December 31, 2009 to one as of the date of this annual report. If we are not able to generate sufficient revenues from our online recruitment services or other businesses to offset the loss of revenues from our print advertising business, our overall results of operations could be materially and adversely affected.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

        The market for online products and services is characterized by rapid technological developments, frequent launches of new products and services, introductions of new business models, changes in customer needs and behavior, and evolving industry standards. If we fail to adapt our products to these developments, our existing online recruitment services may become less competitive or obsolete. For example, the number of people accessing the Internet through mobile devices, including smartphones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue as more advanced mobile communications technologies are broadly implemented. In order to respond to new developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.

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

        Our online businesses are heavily dependent on the performance and reliability of China's Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers' networks, and the continuing performance, reliability and availability of our technology platform.

        We rely on China Telecommunications Corporation, or China Telecom, and China United Network Communications Group Company Limited, or China Unicom, to provide us with bandwidth and server custody service for our services. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China's Internet infrastructure or the fixed telecommunications networks of China Telecom or China Unicom, or if China Telecom or China Unicom otherwise fail to provide such services. In addition, we have no control over the costs of the services provided by China Telecom or China Unicom. If China Telecom or China Unicom fails to provide these services, we would be required to seek other providers, and there is no assurance that we will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay for Internet services rise significantly, our results of operations could be adversely affected.

If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.

        If we fail to generate a high volume of recruitment advertisements, successfully promote and develop the perception of www.51job.com as a "destination site," undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on www.51job.com are found to contain inaccurate or false information, the value proposition of www.51job.com as a leading online recruitment platform may be weakened. Furthermore, we may be subject to claims by individuals and customers seeking to hold us liable for such inaccurate or false information. Any claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected.

        Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our www.51job.com website and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our website. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand name and reputation, and require us to initiate litigation that could be expensive and divert management resources from the operation of our businesses.

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

        The management of our business process outsourcing services involves the collection of payments from our customers and the disbursement of funds on their behalf by our employees and agents. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, our agents and third parties. For example, we identified some irregularities, non-compliance to contract terms and misappropriation of funds by a third party in Beijing in 2007, although we have not discovered any such irregularities since then. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.

Our business may suffer if we do not successfully manage our current and potential future growth.

        We have grown significantly since we commenced operations in 1998, and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. For example, in order to accommodate our growing sales and customer service team, we completed the acquisition of a new office building with a total floor area of approximately 12,900 square meters in Wuhan in July 2013. If we are unable to properly manage our operations or our services in existing markets, or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand name and reputation, which would adversely affect our ability to expand our customer base.

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

  •
  anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic, political and regulatory changes in China;

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

        To leverage our large sales force and corporate customer base, we may expand the scope of services we provide and develop or introduce new products outside of the human resource services industry to increase our revenues. For example, in 2007, we entered into an agreement with our shareholder, Recruit Holdings Co., Ltd., or Recruit, a privately held human resource and information services company in Japan, to form and invest in a new company to provide coupon advertising services in China. However, in 2011, due to changing market conditions and operational developments, we recognized a loss from impairment of RMB15.1 million, the total amount of our investment, and the coupon advertising company was sold in 2012. In the future, if we again choose to pursue products and services outside of the human resource services industry in China, we cannot assure you that we will be able to do so on a commercially viable basis or in a timely manner, or at all. Any of our efforts to begin or operate a business outside of the human resource services industry that are not successful may materially and adversely affect our financial condition and results of operations.

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

        Our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases, is an important part of our operations and a critical component of our success. Our online systems, including the www.51job.com website, and our other applications, products and systems may, from time to time, contain undetected errors or "bugs" that could adversely affect their performance. To achieve our strategic objectives and to remain competitive, we must further develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could materially disrupt our operations.

Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

        Hacking and computer viruses may cause delays or other service interruptions on our systems. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of "denial of service" or similar attacks, and other material adverse effects on our operations. Although to date we have not been subject to significant targeted disruptions or hacking, and our website has not gone off-line or been shut down for any significant period of time, we may incur significant costs to continue to protect our systems and equipment against the threat of, and to repair any damage caused by, hacking and computer viruses. Moreover, if hacking or a computer virus affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

There are significant uncertainties under the tax law in China and our results of operations could be materially and adversely affected if we are unable to maintain certain tax statuses. In addition, dividends we receive from our subsidiaries located in the PRC are subject to PRC withholding tax.

        The Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. In December 2009, our subsidiary, Tech JV, was designated by relevant local authorities in Shanghai as a "High and New Technology Enterprise" under the EIT Law and became subject to a preferential tax rate of 15%. In 2012, its preferential tax status was renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a "High and New Technology Enterprise" when it is subject to reevaluation in the future. In addition, there are uncertainties on how the EIT Law and its implementation rules will be enforced, and whether its future implementation may be consistent with its current interpretation. If the EIT rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially and adversely affected.

        Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, and proceeds from the disposition of assets (after deducting the net value of such assets as determined under PRC tax laws) by such foreign enterprise investor shall be subject to a 10% tax, unless such foreign enterprise investor's jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of tax. We are incorporated in the Cayman Islands which does not have such a tax treaty with China. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax.

        In addition, the PRC State Council, or the State Council, issued the Notice Regarding Unifying Rules of City Maintenance and Construction Tax and Education Expenses Surtax Applicable to Foreign-Invested Enterprises and Domestic Enterprises and Individuals on October 18, 2010, or the State Council Notice No. 35. Under the State Council Notice No. 35, starting from December 1, 2010, the Interim Measures on City Maintenance and Construction Tax promulgated by the State Council in 1985 and the Interim Rules on Levying Education Expenses Surtax promulgated by the State Council in 1986, and relevant rules and measures promulgated thereafter shall also apply to foreign-invested enterprises, foreign enterprises and foreign individuals, including our entities, WFOE, Wang Ju and Tech JV. Both city maintenance and construction tax and education expenses surtax are levied based on the value-added tax, consumer tax and business tax actually paid by the taxpayer. Depending on the location of the taxpayer, the tax rate of city maintenance and construction tax applicable could be 7%, 5% or 1%, and the tax rate of the education expense surtax applicable is currently 3% of the value added tax, consumer tax and business tax actually paid by the taxpayer.

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a normal tax rate of 5% of their revenues. In 2012, China implemented a pilot program replacing business tax with value-added tax, or VAT, in Shanghai. Effective January 1, 2012, companies providing services in the transportation industry or in modern services selected for the pilot program in Shanghai are subject to and pay VAT rather than business tax. As a result, some of our subsidiaries became subject to VAT at a rate of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against our VAT liability. The pilot program has been implemented nationwide since August 1, 2013. If we are required to pay more taxes under the VAT regime than we were required under the business tax regime which previously applied to us, our financial condition and results of operations may be negatively impacted.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.

        Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, "de facto management bodies" is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. The Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. For more details about these criteria, please refer to "Item 10.—Additional Information—Taxation—People's Republic of China Taxation." Although the Circular 82 only applies to offshore enterprises controlled by enterprises or an enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of offshore enterprises. We are a Cayman Islands holding company and substantially all of our operational management is based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered to be an enterprise established outside China with "de facto management bodies" located in China and thus a resident enterprise, we may be subject to the uniform 25% EIT rate as to our global income, which could have a material adverse effect on our results of operations.

We face uncertainty from the PRC's Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers.

        The PRC State Administration of Taxation, or the SAT, issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, that addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and "indirectly transfers" the equity interests in such PRC resident enterprise by selling all shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC tax for the capital gains realized from the equity transfer.

        We do not believe that the transfer of our common shares or ADSs by our non-PRC shareholders would be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC tax on the transfer of our common shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial condition or results of operations. For example, we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

        We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company's internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See "Item 15.—Controls and Procedures."

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

        In the PRC, a company chop or seal serves as the legal representation of the company to third parties even when unaccompanied by a signature. Each legally registered company in the PRC is required to have a company chop, which must be registered with the local public security bureau and the local administration for industry and commerce. In addition to this mandatory chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and affiliated entities are held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent these chops are not kept safely, are stolen, or are misused or misappropriated by unauthorized persons, the corporate governance of these entities could be severely and adversely compromised. As a result, these corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so, which may require us to take legal action, divert resources and management attention, and could materially and adversely affect our business and operations.

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

        Our business could be adversely affected by the effects of avian flu, H1N1 flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. Health or other government regulations adopted in response to an epidemic or other outbreaks may require temporary closure of our offices or institute restrictions on travel which could adversely affect our ability to provide services to our customers throughout China. In addition, our results of operations could be adversely affected to the extent that an epidemic or outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future epidemic.

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

Risks Related to Our Corporate Structure

We are controlled by a small number of our existing shareholders, whose interests may differ from those of other shareholders, and our board of directors has the power to discourage a change of control.

        As of February 28, 2014, the following shareholders beneficially owned 36.3 million common shares:

  •
  Recruit, which beneficially owned 23.4 million common shares, or approximately 39.5% of our outstanding common shares, and which is affiliated with Kazumasa Watanabe, one of our directors; and

  •
  Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 21.7% of our outstanding common shares.

        These shareholders, together with our other executive officers and directors, beneficially owned approximately 38.9 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their director or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

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

        Prior to our restructuring in May 2004, 51net.com Inc., or 51net, our British Virgin Islands subsidiary and a foreign entity, owned 99% of Tech JV, which in turn owned, and continues to own, 80% of Shanghai Qianjin Advertising Co., Ltd., or AdCo. AdCo owned 90% of its principal subsidiaries. In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. We have not received any waiver from the PRC government with respect to this past non-compliance. In addition, it is uncertain whether special governmental approval, which we did not obtain, was necessary for the establishment by AdCo of its subsidiaries.

        The PRC government may determine that our ownership structure is or was inconsistent with or insufficient for the proper operation of our businesses, or that our business licenses or other approvals are or were not properly issued or not sufficient. For a discussion of the limitations on foreign ownership governing our businesses, see "Item 4.—Information on the Company—Business Overview—Regulation—Limitations on Foreign Ownership of Our Businesses."

        If we or any of our subsidiaries or affiliated entities were found to be or to have been in violation of PRC laws or regulations governing foreign ownership of advertising or human resource services businesses, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

  •
  levying fines;

  •
  revoking business licenses;

  •
  restricting or prohibiting our use of proceeds from any capital raisings to finance our business and operations in China;

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

We rely on agreements with Qian Cheng, Run An and their respective shareholders to receive all of the beneficial interest of these entities. These contractual arrangements may not be as effective as direct ownership.

        PRC laws and regulations currently limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. Tech JV and its subsidiaries recognize substantially all of our revenues. 50% of our equity interest in Tech JV is held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Beijing Run An Information Consultancy Co., Ltd., or Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company. Through agreements with Qian Cheng, Run An and their respective shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng and Run An. As a result, we consolidate all of these interests for U.S. GAAP reporting purposes. For a description of these contractual arrangements, see "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements Among Our Group Entities."

        Although we have been advised by our PRC legal counsel, Jun He Law Offices, that the contractual arrangements as described in this annual report are valid, binding and enforceable under current PRC laws, these arrangements may not be as effective as direct ownership of these businesses. For example, Qian Cheng, Run An and their respective shareholders could violate their contractual arrangements with us by refusing to make payments or otherwise refusing to perform their obligations necessary for us to realize the economic rewards from Qian Cheng and Run An. In any such event, we will have to rely on the PRC legal system to enforce our rights, which could have uncertain results. Any legal proceeding may disrupt our business, damage our reputation, divert our resources and incur substantial costs. See "—Risks Related to Doing Business in China—The PRC legal system has inherent uncertainties that could materially and adversely affect us."

        If we are unable to enforce our rights, or if we suffer any significant delays or other obstacles in the process of enforcing these contractual arrangements, we may be unable to receive all of the economic rewards from Qian Cheng and Run An. If we are unable to consolidate Qian Cheng and Run An, and their equity interest in Tech JV, our results of operations would be materially reduced. In addition, a significant disruption in these contractual relationships as a result of governmental sanction or otherwise could result in our being required to restructure our operations which could require a significant expenditure of resources.

The shareholders of our affiliated Chinese entities may have potential conflicts of interest with us, which may adversely affect our business.

        The principal shareholders of our affiliated entity, Run An, are David Weimin Jin and Tao Wang, both of whom are long-time executive officers of our company, and our other affiliated entity, Qian Cheng, is wholly owned by Run An. Although Messrs. Jin and Wang are contractually obligated, or obligated as a result of their fiduciary duty to our company, to act in good faith and in our best interest, potential conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. When conflicts of interest arise, Messrs. Jin and Wang may not act entirely in our interests and any such conflicts of interest may not be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, incur significant costs, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See "—Risks Related to Doing Business in China—The PRC legal system has inherent uncertainties that could materially and adversely affect us."

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

        According to PRC laws, trademark license agreements are required to be filed with the Trademark Office of the SAIC for the record. Under a trademark license agreement dated as of August 15, 2000, and supplemented and amended as of August 15, 2005 and August 15, 2010, WFOE has granted to Tech JV the right to use certain trademarks in the PRC. The trademark license agreement has not been filed with the Trademark Office of the SAIC, and as such it may not be enforceable against bona fide third parties until completion of such registration.

        In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of variable interest entity structures or contractual arrangements, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

        If we or any of our subsidiaries or affiliated entities or any of our contractual arrangements are found to be or to have been in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

  •
  levying fines;

  •
  revoking business licenses;

  •
  restricting or prohibiting our use of proceeds from any capital raisings to finance our business and operations in China;

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

        Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See "Item 4.—Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange" and "—Regulations Relating to Dividend Distribution." If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

Risks Related to Doing Business in China

Our business could be affected by changes in China's economic, political or social conditions or government policies.

        The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, to restrain inflation and prevent the economy from overheating, the PRC government has instituted from time to time a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the telecommunications, Internet or human resource industries, which could impose additional regulatory costs and burdens on us.

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

        Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunication carriers under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network. We rely on this infrastructure and China Telecom and China Unicom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be developed. We have no access to alternative networks or services, on a timely basis or if at all, in the event of disruptions, failures or other problems with China's Internet infrastructure or telecommunications networks. The Internet infrastructure in China may not support the demands associated with continued growth in Internet use.

The PRC legal system has inherent uncertainties that could materially and adversely affect us.

        The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the PRC has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. Our contractual arrangements with our affiliated entities are governed by the laws of the PRC. The enforcement of these contracts and the interpretation of the laws governing these relationships is subject to uncertainty. See "—Risks Related to Our Corporate Structure—The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions."

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making capital contributions or loans to our PRC subsidiaries.

        Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of the PRC State Administration of Foreign Exchange, or the SAFE. Our capital contributions to our PRC subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries' liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.

        We conduct substantially all of our operations in China and the majority of our assets are located in China. In addition, many of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

        Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

        This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If a recent initial decision rendered by the Administrative Law Judge, or the ALJ, in administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, becomes final, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the ALJ presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the ALJ's initial decision to the SEC. The ALJ's decision does not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts. While we cannot predict the outcome of the SEC's review or that of any subsequent appeal process, if the accounting firms are ultimately temporarily denied the ability to practice before the SEC, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States and thereby significantly reduce the value of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The fluctuation of the Renminbi may materially and adversely affect your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. Under the new policy, the value of the Renminbi has appreciated against the U.S. dollar of approximately 4.6% in 2011, 1.0% in 2012 and 2.8% in 2013. Correspondingly, we reported a loss from foreign currency translation of RMB9.4 million in 2011, RMB0.4 million in 2012 and RMB6.5 million (US$1.1 million) in 2013. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.

        In addition, as we rely substantially on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, any significant downward revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. For further information on our foreign exchange risks and certain exchange rates, see "Item 3.—Key Information—Selected Financial Data—Exchange Rate Information" and "Item 11.—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk."

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and adversely impact our business and prospects. If our shareholders who are PRC residents fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

        The SAFE has promulgated several regulations relating to offshore investment activities by PRC residents, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective on November 1, 2005. Circular 75 requires PRC residents (including PRC citizens and foreign citizens who primarily reside in China) to register with the relevant local SAFE branch before establishing or controlling any company outside of China, referred to as an "offshore special purpose company," for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. Circular 75 applies retroactively, and as a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the SAFE. If any PRC resident fails to register with the SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange administration rules, and therefore, may be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity.

        These regulations apply to our shareholders and beneficial owners who are PRC residents or which have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future. We have notified shareholders of our common shares who we know are PRC residents to comply with these regulations and make the required registrations. However, as we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and the interpretation and enforcement of these SAFE regulations involve significant uncertainties, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents have fully complied or will fully comply with our request to make, obtain or update any applicable registrations in a timely manner, or at all. For example, we are not aware of available registration procedures with the SAFE for PRC residents that are non-PRC passport holders, which makes our shareholders who are foreign citizens residing in China currently unable to comply with these regulations. If any of our shareholders or beneficial holders is found to be in violation of these SAFE regulations, we may face severe consequences as discussed above.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In March 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals' Participation in Stock Incentive Plan of Overseas-Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule. Directors, supervisors, the senior management and other employees of the domestic subsidiary of an overseas-listed company (which shall include companies and other subsidiaries directly or indirectly established or controlled by such overseas-listed company in China) participating in any stock incentive plan of the overseas-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures. We and our PRC employees, directors and executive officers are subject to these regulations.

        In addition, the SAT has issued circulars concerning employee share options. Under these circulars, individuals working in China who exercise share options will be subject to PRC individual income tax. We have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal and administrative sanctions.

Risks Related to Our Common Shares and Our ADSs

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

        If our shareholders sell, or are perceived as intending to sell, substantial amounts of our common shares or ADSs, including those issued upon the exercise of outstanding options, in the public market or through private transactions, the market price of our ADSs could fall. Such sales, or perceived potential sales, might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Common shares held by our existing shareholders and our affiliates may also be sold in the public market under, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. See "Item 6.—Directors, Senior Management and Employees—Compensation—Stock-Based Compensation Plans" for a description of outstanding options to purchase our common shares.

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

        Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (2013 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        There are uncertainties as to whether Cayman Islands courts would:

  •
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

If we are considered a PRC resident under the EIT Law, dividends we pay to non-resident holders may be subject to PRC withholding tax and gains realized by non-resident holders on sale of ADSs or common shares may be subject to PRC income tax.

        If we are considered to be a PRC resident enterprise under the EIT Law, any dividends payable to non-resident enterprise holders of our common shares or ADSs may be treated as income derived from sources within PRC and therefore subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise holders upon the disposition of our common shares or ADSs may be treated as income derived from sources within PRC and therefore subject to 10% income tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors or if you are required to pay PRC income tax on any gains realized from the transfer of our common shares or ADSs, the value of your investment in our common shares or ADSs may be materially and adversely affected.

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2013, although there can be no assurance in this regard. However, we believe that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

        Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2013, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in any future taxable year.

        Further, if it is determined that we do not own the stock of our affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and any taxable year thereafter. There exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from those of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes.

        If we are a PFIC for any taxable year during which you hold our ADSs or common shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates on taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See "Item 10.—Additional Information—Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2013 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign-invested enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:

  •
  Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is owned by 51net, Qian Cheng and Wuhan AdCo, and holds licenses which allow it to provide online advertising, human resource related and value-added telecommunications services;

  •
  Shanghai Qianjin Advertising Co., Ltd., or AdCo, which is owned by Tech JV and Qian Cheng, and holds licenses to provide advertising services;

  •
  Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Run An, is our joint venture partner in Tech JV and has an equity interest in AdCo;

  •
  Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company;

  •
  Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns our trademarks and registered copyrights;

  •
  Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai AdCo, which is jointly owned by AdCo and Tech JV, and hold licenses to provide advertising services;

  •
  Shanghai Wang Ju Human Resource Consulting Co., Ltd., or Wang Ju, which is owned by 51net HR and Run An, and holds licenses to provide human resource related services; and

  •
  Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which is wholly owned by Qian Cheng, has an equity interest in Tech JV and holds a license to provide advertising services.

        Substantially all of our business and operations are conducted through Tech JV and its subsidiaries.

        In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. For a discussion on our group structure, see "Item 4.—Information on the Company—Organizational Structure."

        Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements. As a result of these agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities, the historical financial results of these entities have been consolidated in our financial statements as variable interest entities. For a discussion on the contractual arrangements among our entities, see "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements Among Our Group Entities."

        We completed the initial public offering of 6,037,500 American depositary shares, each representing two of our common shares, par value US$0.0001 per share, on October 4, 2004. On September 29, 2004, the trading of our ADSs commenced on the NASDAQ Global Select Market under the symbol "JOBS."

        Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People's Republic of China. Our telephone number at this address is +(86-21) 6160-1888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CCS Global Solutions, Inc., located at 54 West 39th Street, 5th Floor, New York, New York 10018.

        Our principal capital expenditures in 2011 were RMB58.9 million, which included RMB42.1 million in installment payments toward the acquisition of a new building in Wuhan and the purchase of computers, office equipment and furnishings. Our principal capital expenditures in 2012 totaled RMB136.8 million, which consisted of RMB95.8 million for the acquisition of office space in Guangzhou and RMB20.9 million in installment payments toward the acquisition of the new Wuhan building as well as the purchase of computers, office equipment and furnishings. Our principal capital expenditures in 2013 totaled RMB222.1 million (US$36.7 million), which included RMB164.9 million (US$27.2 million) for the acquisition of office premises in Beijing as well as the completed acquisition of the new Wuhan building and the purchase of computers, office equipment, fixtures and furnishings.

        Capital expenditures in 2013 were funded through operating cash flows and our existing capital resources, and we expect to continue to fund our capital expenditures through these means. Our capital expenditure plans for 2014 have not yet been fixed, but we intend to purchase computers, technology-related equipment and office furnishings.

B.    Business Overview

        We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on recruitment advertising, we operate www.51job.com which is utilized by a broad base of corporate employers, reaches a wide and diverse audience of job seekers and aggregates job information from over 100 cities across China. We also operated a print publication in the city of Xian as of the date of this annual report.

        In addition to recruitment advertising services, we also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services. We aim to be a comprehensive, "one-stop" solution to human resource departments by providing recruitment and other human resource related services to employers through 25 local sales offices and a national sales and customer service call center in Wuhan.

        Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on www.51job.com. We also receive fees from employers for accessing our www.51job.com resumé database, using our eHire product and engaging our other human resource related services.

Our Product and Services

        We provide a range of human resource services in the following categories:

  •
  recruitment advertising services, including online recruitment services and print advertising; and

  •
  other human resource related services, such as business process outsourcing, training, campus recruitment and executive search services.

        We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 58.6% of our revenues in 2011, 62.4% of our revenues in 2012 and 64.7% of our revenues in 2013. Our print advertising business generated 15.2% of our revenues in 2011, 7.0% of our revenues in 2012 and 3.0% of our revenues in 2013. Other human resource related services generated 26.2% of our revenues in 2011, 30.6% of our revenues in 2012 and 32.3% of our revenues in 2013.

  Recruitment Advertising Services

        Online Recruitment Services—www.51job.com.    We established our online recruitment website, www.51job.com, in 1999. Online recruitment advertisements appear in both Chinese and English on www.51job.com. These advertisements cover many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. Job seekers may search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, job title and job posting date. We regularly maintain and update our www.51job.com with job search, training and general career management content.

        We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 73 million user accounts established since the launch of our website in 1999 and approximately 64 million resumés posted online as of December 31, 2013. We believe that www.51job.com is perceived as a "destination site" by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

        We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As our website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers also post advertisements online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a large number of recruitment advertisements targeted at white-collar job seekers between the ages of 20 to 35 that are more likely to be familiar with the Internet and utilize this medium for their job search. We generally update the advertisements on our website several times each hour, which provides job seekers with new opportunities constantly and allows employers to receive responses more rapidly. Employers also attract online job seekers by placing advertising banners, trademarks, logos, website hyperlinks and other forms of advertising on our website to promote their corporate image for a fee that varies depending on the size, graphics, placement and duration. In addition, we offer enhanced marketing tools, such as priority placement of their job postings in keyword search results and direct email marketing campaigns to a targeted group of job seekers, to employers for a fee.

        Employers can use our eHire web-based platform to post recruitment advertisements, search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized "private label" recruitment websites with the "look and feel" of a dedicated website. We design these sites in-house to client specifications and operate these sites for our clients. These client sites, together with our www.51job.com website, are hosted by China Telecom and China Unicom.

        The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2011	2012	2013
Estimated unique employers using online recruitment services	244,243	272,322	333,973

        www.51job.com provides job seekers with online tools which allow them to:

  •
  search and review all current recruitment advertisements;

  •
  receive e-mails of advertisements matching the job seeker's profile and preferences;

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

        Print Advertising—51job Weekly.    51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in local newspapers and/or on a stand-alone basis. 51job Weekly contains recruitment advertisements for the full range of job categories that are available on our website, including professional, middle management and technical personnel. Advertisements placed in 51job Weekly are primarily in Chinese language. 51job Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks to simple text job announcements. The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the city in which the advertisement is placed.

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

        The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated. In March 2014, we discontinued the publication of 51job Weekly in Shenyang. As of the date of this annual report, 51job Weekly was published in only one city, Xian. The English translation of the name of our local newspaper contractor in Xian is China Merchant News.

	2011	2012	2013
Estimated number of print advertising pages(1)	5,980	2,742	1,492
Number of cities where 51job Weekly was published(2)	14	7	2

(1)
For the years ended December 31, 2011, 2012 and 2013.

(2)
As of December 31, 2011, 2012 and 2013.

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

        Executive Search.    We provide our eSearch executive search and placement services to employers seeking to fill mid-level professional, managerial and junior executive positions. We generally charge corporate clients a total assignment fee, including in some cases a minimum upfront retainer, based on a percentage of the successful candidate's annual or monthly compensation. We maintain a team of specialized consultants who can access our extensive candidate resumé database that other search firms are restricted from using.

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

Technology

        We design and update our website and develop our proprietary software entirely in-house. Our website is hosted by China Telecom and China Unicom, China's principal telecommunications and Internet service providers. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our website, other than the advertisements and trademarks provided by our advertisers.

        We employ a large staff of website designers and technicians to update and enhance our website as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. We update the advertisements on our website from our customer service center in Wuhan and our principal executive offices in Shanghai. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our website within a few hours.

        From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of "spam" e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or hacking and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Unicom are consistent with the difficulties that affect Internet service in China generally. To date, our website has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our website. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Business—Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;" "—We face risks related to health epidemics and other natural disasters;" and "—We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform."

Competition

        We face significant competition in all of our business lines. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Business—Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected."

  Online Recruitment Services

        We experience intense competition in our online recruitment services business from dedicated online recruitment websites and websites affiliated with local job fair operators. We view our principal existing online competitors to be Zhaopin.com, ChinaHR.com and Cjol.com, which are primarily dedicated online recruitment websites.

        None of the well-established nationwide Internet portals and search engines, such as Baidu.com, NetEase.com, QQ.com, Sina.com and Sohu.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. For example, Zhaopin.com, which is majority owned by Australian online recruitment services provider SEEK Limited, has been purported in public reports to have significantly increased expenditures on sales and marketing activities in China from time to time. In the future, we may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. For example, LinkedIn, a leading professional network, introduced a Chinese language version of their website in China in February 2014. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

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

        Direct Marketing.    We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2013, we employed over 2,900 sales and account management representatives that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new services and products.

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

        Cross-Marketing.    We have established cross-marketing relationships between www.51job.com and a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use www.51job.com.

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

        We have registered trademarks, including , , 51job.com, , and eSearch, with the Trademark Office of the SAIC. In January 2010, was designated a "Well-Known Trademark," which is the highest recognition for consumer brands granted by the SAIC.

        All of our trademarks and the www.51job.com domain name are owned or registered in the PRC by WFOE and 51net. Under a trademark license agreement between WFOE, as licensor, and Tech JV, as licensee, Tech JV has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and Tech JV, as licensee, Tech JV has the right to use the www.51job.com domain name in connection with the operation of our website. See "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements Among Our Group Entities."

        Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Business—If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected" and "—We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards."

Regulation

        Advertising agencies, human resource services firms and Internet content providers are subject to substantial regulation by the Chinese government. An "Internet content provider" is a commercial operator providing the delivery of Internet content. This section sets forth a summary of the most significant PRC regulations that affect the businesses and the industries in which we operate.

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

  Human Resource Services Companies

        The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the PRC Ministry of Human Resources and Social Security, or the MHRSS, the PRC Ministry of Commerce and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage limitation to up to 70% under certain circumstances. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

  Value-Added Telecommunications Services and Internet Content Providers

        In the PRC, entities that coordinate with Internet service providers (such as telecommunications companies) to effect the online placement of content provided by either themselves or third parties are defined as "Internet content providers" and require a special license. Internet content providers are classified as value-added telecommunications businesses.

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

        According to the Opinion on Further Opening Value-Added Telecommunications Services to Foreigners in China (Shanghai) Pilot Free Trade Zone, foreign ownership in certain value-added telecommunications services providers (e.g., Internet content providers providing application store services) may exceed 50% in China (Shanghai) Pilot Free Trade Zone; however, service providers providing online advertising and human resource services are not included.

        In addition, the MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunications Business, or the MIIT Notice, in July 2006. According to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. For those who are not in compliance with the above requirements and fail to rectify the non-compliance within the period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See "Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions."

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

  •
  Implementation Rules on Administration of Advertising Regulations (2004); and

  •
  Measures for the Administration of Advertising Business Licenses (2005).

        All enterprises, except for broadcast stations, television stations, newspapers, magazines, non-corporate entities and other entities specified in laws or administrative regulations, are no longer required to obtain a separate advertising license although they are required to apply for inclusion of "advertising services" in their business licenses.

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

        With respect to our online business, the Administrative Measure on Online Commerce promulgated by the SAIC on January 26, 2014 applies to all online commerce businesses in general, which requires all online commerce operators to register with the SAIC or its local offices. There are no PRC laws that have national applicability to online commerce specifically relating to advertising and human resource services. However, local authorities may impose requirements on online business activities conducted within its jurisdiction, such as registration or filing requirements.

  Labor and Social Insurance

        Under the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008 and its amendment which became effective on July 1, 2013, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with workplace safety training.

        In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Under the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer's obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall bear joint and several liability for any violation of the PRC Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued in December 2007 and effective as of January 2008 and its implementation measures, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

        Under the Regulations on Work-Related Injury Insurance effective in 2004 and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-Related Injury Insurance that became effective on January 1, 2011. The amendments to this regulation expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People's Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer's compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

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

        Registered trademarks are protected under the Trademark Law adopted in 1982, revised in 2001 and further revised in 2013. Trademarks can be registered with the Trademark Office of the SAIC for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the SAIC for the record, and the failure to complete such filings may cause the trademark license agreements to be unenforceable against bona fide third parties.

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

Regulations Relating to Internet Privacy

        The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, such collection is subject to the users' prior consent. Also, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked. Under the Administration Regulation on the Internet BBS Service, Internet content providers that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless the law requires such disclosure. The regulations further authorize the relevant telecommunications authorities to order Internet content providers to rectify an unauthorized disclosure. Internet content providers could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users. Under the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, telecommunications services operators and Internet information services providers shall formulate the rules for collection and use of users' personal information and publish such rules in their business or service premises or on their websites. Without the consent of users, no telecommunications services operator or Internet information services provider may collect and use users' personal information. When collecting and using users' personal information, telecommunications services operators and Internet information services providers shall clearly inform users of the purpose, manner and scope for collection and use of information, the channels for inquiry and correction of information, the consequences from refusal to provide information and other relevant matters. Telecommunications services operators and Internet information services providers shall not collect users' personal information other than that necessary for providing services, or use information for purposes other than the provision of services; and shall not collect and use information by fraud, misleading, coercion or any other means or in violation of laws, administrative regulations or agreements between both sides. To comply with these regulations, we provide subscribers to our website with a range of confidentiality options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these subscribers in accordance with their instructions.

        However, the PRC government retains the power and authority to order Internet content providers to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.

Regulations Relating to Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, as amended in August 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the Renminbi is freely convertible for payments of current account items, such as trade and service related foreign exchange transactions and dividend payments, but not for expenses of capital, such as direct investment, loan or investment in securities, outside the PRC unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

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

        Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local counterpart.

        The SAFE promulgated the Circular on the Relevant Operating Issues Regarding Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without the SAFE's approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign-invested company from converting its registered capital in foreign exchange currency into Renminbi for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

        Under the SAFE's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person (e.g., a PRC citizen or a foreign citizen who resides primarily in China), shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local SAFE branch; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

        Under Circular 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary's foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV. See "Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and adversely impact our business and prospects."

Regulations Relating to Employee Stock Option Plans

        On December 25, 2006, the People's Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, if individuals in the PRC participate in any employee stock ownership plan or stock option plan of an overseas-listed company, those individuals must apply as a group through the company or a domestic agency to the SAFE or the appropriate local branch for approval for any foreign exchange-related transactions concerning that plan.

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

        On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals' Participation in Stock Incentive Plan of Overseas-Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

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

C.    Organizational Structure

        The following chart illustrates our corporate structure, including our principal operating subsidiaries and consolidated affiliated entities as of the date of this annual report.

(1)
In addition, 51net directly or indirectly wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd.; and Wuhan Wang Cai Information Technology Co., Ltd.

(2)
Includes Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary of Tech JV which conducts human resource services.

        Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng's ownership of Wuhan AdCo, each 51net and Qian Cheng effectively holds 50% of the equity interest in Tech JV.

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

  •
  print advertising services are provided by AdCo and Wang Cai AdCo, which hold licenses to provide advertising services; and

  •
  human resource related services are provided by Tech JV and Wang Ju, which hold licenses to provide human resource related services.

        Tech JV and its subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, the historical financial results of these entities have been consolidated in our financial statements.

        We have been advised by Jun He Law Offices, our PRC legal counsel, that:

  •
  our current ownership structure is in compliance with existing PRC laws and regulations;

  •
  the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities; and

  •
  except as otherwise disclosed herein, our current business operations as described in this annual report are not in violation of existing PRC laws, rules and regulations in all material aspects.

        There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions" and "—Risks Related to Doing Business in China—The PRC legal system has inherent uncertainties that could materially and adversely affect us."

        We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of, and foreign participation in, human resource related services and value-added communications services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

D.    Property, Plants and Equipment

        Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People's Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 5,940 square meters in Wuhan. We also maintain a large sales office in downtown Shanghai comprising approximately 1,615 square meters. In addition, we lease space for our network of sales offices in Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Guangzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 26,800 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

        In November 2012, we completed the purchase of approximately 5,400 square meters of office space in Guangzhou to house our local sales office for a total price of RMB95.8 million. The purchase was funded through operating cash flows and existing capital resources.

        In July 2013, we completed the acquisition of a new office building comprising approximately 12,900 square meters in Wuhan to accommodate the expansion of our call center operations. The total purchase price for the building was RMB72.0 million (US$11.9 million) with installment payments made in 2011 and 2012. We will incur additional costs to prepare the building for occupancy. The purchase was funded through operating cash flows and existing capital resources.

        In the fourth quarter of 2013, we completed the purchase of approximately 6,120 square meters of office space in Beijing to house our local sales office and operations for a total purchase price of RMB164.9 million (US$27.2 million). The purchase was funded through operating cash flows and existing capital resources.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3.—Key Information—Risk Factors" or in other parts of this annual report.

A.    Operating Results

Overview

        We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment advertising services which include online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services. We aim to be a "one-stop" solution to human resource departments by providing recruitment and other human resource related services to employers.

        We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2013, our online recruitment services and print advertising businesses generated 64.7% and 3.0% of our revenues, respectively. Other human resource related services generated 32.3% of our revenues in 2013.

Factors Affecting Our Results of Operations

        The major factors affecting our results of operations and financial condition include:

  •
  Growth of the Chinese Economy and Demand for Human Resource Services in China.  China's rapid economic growth has served as an important catalyst for the development of the human resource services industry. In addition, the proliferation of new enterprises has led to increased market liberalization and competition. As a result, companies in China are increasingly recognizing the need for improved human resource recruitment processes and management, which has driven the demand for human resource services.

    We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. If there are slowdowns or other adverse developments in China's economic growth in the future, we may experience material changes in market demand and sales, which may adversely affect our financial condition and operating results.

  •
  Changes in the Composition of the Chinese Labor Market.  As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China's large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices in 25 cities across China and cover 79 additional geographies through a national sales and customer service call center. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.

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

  •
  Growing Use of the Internet as a Platform for Providing Human Resource Services.  Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 618 million in 2013, ranking China as the largest market of Internet users in the world. We believe that continued development of China's technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

        A significant majority of our revenues come from employers who purchase our recruitment advertising services, which is comprised of our online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services.

        The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2011	2012	2013
Revenues:
Online recruitment services	58.6%	62.4%	64.7%
Print advertising	15.2	7.0	3.0
Other human resource related revenues	26.2	30.6	32.3

Total revenues	100.0%	100.0%	100.0%

        The following table sets forth our revenue growth rates by business line for the periods indicated.

	2011 compared to 2010	2012 compared to 2011	2013 compared to 2012
Online recruitment services	47.9%	17.5%	14.9%
Print advertising	(25.0)	(49.5)	(51.5)
Other human resource related revenues	33.2	29.2	16.8
Total revenues	25.7%	10.4%	10.9%

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

        We expect the growth of our online recruitment services revenues will be driven primarily by a greater number of unique employers using these services and complemented by potential price increases over time. In April 2011, we implemented a wide range of price increases for the majority of our online recruitment products and services, which contributed to our realization of higher average revenue per unique employer in 2011 and 2012. In addition, two opposing trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically mitigated or offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

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

        Print Advertising Revenues.    We generate our print advertising revenues from fees that we charge employers for placing recruitment and related advertisements in 51job Weekly. We do not receive revenues from the sale of 51job Weekly. The print advertising contracts we enter into with employers are for single or multiple advertisements. In addition, these contracts as well as the time between the signing of a contract and the publishing of an advertisement in 51job Weekly are generally short-term in nature.

        Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. The advertising rates that we charge vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement and the length of time the advertisement is to appear. In recent years, we believe the growing acceptance of online recruitment services by employers has limited the demand and future use of print advertising services for recruitment purposes. As a result, we have been redirecting our efforts and resources away from print advertising services including the discontinuation of print operations in two cities in 2011, seven cities in 2012 and five cities in 2013. See "Item 3.—Key Information—Risk Factors—Risks Related to

Our Business—Any failure by us to manage the ongoing shift in user habits and advertising expenditures from print to online media could materially and adversely affect our overall results of operations."

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

  Other Human Resource Related Revenues

        We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our training services, we receive a registration fee per each participant who attends our seminars and workshops. For our campus recruitment services, we charge employers fees for purchasing advertisements in our campus recruitment handbook, preparing a customized campus recruitment strategic plan and handling on-campus logistics and administrative tasks. For engaging our executive search and placement services, we charge a total assignment fee, which may include a minimum upfront retainer, based on a percentage of the successful candidate's annual or monthly compensation. In addition, we also charge enterprises for purchasing our studies and reports on compensation and other human resource topics, for participating in our industry conferences and for utilizing our assessment services. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our "one-stop" human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising services over time.

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

Net Revenues and Business Taxes

        Our net revenues reflect a PRC business tax of 5% and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China. Due to certain local government financial incentives, a portion of these taxes that we had previously paid was refunded in 2011, 2012 and 2013 and included as other income in our consolidated statement of operations and comprehensive income. We cannot assure you if or when we will receive such financial incentives in the future.

        In 2012, China implemented a pilot program replacing business tax with VAT in Shanghai. Effective January 1, 2012, companies providing services in the transportation industry or in modern services selected for the pilot program in Shanghai are subject to and pay VAT rather than business tax. As a result, some of our subsidiaries became subject to VAT at a rate of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against our VAT liability. The pilot program has been implemented nationwide since August 1, 2013.

Costs

        We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

        The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2011	2012	2013
Cost of services	(28.5%)	(28.0%)	(27.5%)
Total operating expenses	(37.5%)	(38.5%)	(42.1%)

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

        We decreased our cost of services as a percentage of net revenues from 2011 to 2013 primarily through greater economies of scale as well as improved efficiency and productivity. In addition, our printing related expenses decreased in 2011, 2012 and 2013 due to the termination of print operations in two cities, seven cities and five cities, respectively. We maintained print operations in two cities as of December 31, 2013.

  Operating Expenses

        Our operating expenses include sales and marketing expenses and general and administrative expenses.

        The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2011	2012	2013
Operating expenses:
Sales and marketing	(25.3%)	(25.6%)	(28.6%)
General and administrative	(12.2)	(12.9)	(13.5)

Total operating expenses	(37.5%)	(38.5%)	(42.1%)

        Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including customer demand, competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. From 2011 to 2012, our sales and marketing expenses as a percentage of our net revenues increased as our higher spending exceeded revenue growth due to a slower market demand environment and the significant decline of the print advertising business. From 2012 to 2013, this percentage increased primarily due to greater headcount additions and spending on marketing activities focused on driving new customer acquisition. We expect to invest further resources to strengthen our market position and brand.

        Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. From 2011 to 2012, our general and administrative expenses as a percentage of our net revenues increased as our spending exceeded revenue growth due to the slower market demand environment, the significant decline of the print advertising business and higher share-based compensation expense. From 2012 to 2013, this percentage increased primarily due to greater share-based compensation, office and depreciation expenses which outpaced revenue growth and was also impacted by the decline of the print advertising business. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.

Income Taxation

        We file separate income tax returns because we, our subsidiaries and our affiliated entities are incorporated in different jurisdictions.

  Cayman Islands

        Under the current laws of the Cayman Islands, we are not subject to income or capital gain taxes. In addition, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

  British Virgin Islands

        51net, our subsidiary incorporated in the British Virgin Islands, or BVI, is a business company subject to the provisions of the BVI Business Companies Act 2004 (as amended). Under current BVI laws, 51net is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by 51net to persons who are not persons resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI. In addition, there are no withholding taxes in the BVI.

  Hong Kong

        51net is registered in Hong Kong as a non-Hong Kong company and is subject to Hong Kong profits tax at a rate of 16.5% on its assessable profit.

  PRC

        In March 2007, the National People's Congress enacted the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a "High and New Technology Enterprise" under the EIT Law and became subject to a preferential tax rate of 15%. In 2012, its preferential tax status was renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a "High and New Technology Enterprise" when it is subject to reevaluation in the future.

        The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the EIT rate applicable to, each of the subsidiaries, and our effective tax rate depends in part on the extent of each of our subsidiaries' relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and losses from foreign currency translation which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the EIT rate in our history.

        Moreover, under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2013, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

        In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Business—We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations."

Critical Accounting Policies

        We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. Our significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, fair values of options to purchase our common shares, estimated useful lives of property and equipment and intangible assets, consolidation of our affiliated entities, assessment of recoverability of long-term investments and deferred tax valuation allowance. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists our management in making business decisions.

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

        We had deferred tax assets, net of valuation allowance, of RMB11.1 million, RMB8.6 million and RMB10.4 million (US$1.7 million) as of December 31, 2011, 2012 and 2013, respectively.

        As of December 31, 2011, 2012 and 2013, we recognized aggregate valuation allowances of RMB0.6 million, RMB0.5 million and RMB0.5 million (US$0.1 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

        We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 "Income Taxes—Overall—Recognition." We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses.

In the years ended December 31, 2011, 2012 and 2013, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

  Revenue Recognition

        We recognize fees received from providing online recruitment services as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 "Revenue Recognition," or ASC 605, are met. For a transaction involving multiple services, we recognize revenue at relative fair value which is determined based on our regular selling prices charged in unbundled arrangements. Cash received in advance of services are recognized as advance from customers.

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

  Share-Based Compensation

        We account for share-based compensation arrangements under ASC 718 "Compensation—Stock Compensation," or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB38.0 million in 2011, RMB50.5 million in 2012 and RMB64.9 million (US$10.7 million) in 2013 in connection with the grant of options to our employees, executives and directors.

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

        We have entered into contractual arrangements with Qian Cheng and Run An under which we bear all of their economic risks and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng and Run An under ASC 810 "Consolidation," or ASC 810. Qian Cheng is wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, PRC nationals and executive officers of our company.

        ASC 810 requires a "variable interest entity" to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, including where the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Qian Cheng and Run An, we are considered the primary beneficiary of Qian Cheng and Run An, and all of their interests have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Qian Cheng and Run An have been eliminated upon consolidation.

        We have been advised by Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, that these contractual arrangements and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions" and "—Risks Related to Doing Business in China—The PRC legal system has inherent uncertainties that could materially and adversely affect us."

        For additional information with respect to our contractual arrangements with Qian Cheng and Run An, see "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements Among Our Group Entities."

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

        We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 "Property, Plant and Equipment." We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2011, 2012 and 2013. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

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

        An impairment loss totaling RMB15.1 million related to long-term investments in Area Link was recognized in the year ended December 31, 2011 as we determined that the carrying value was not recoverable. In December 2012, the coupon advertising services business owned by Area Link was sold, we recognized a gain from sale with proceeds of RMB1.3 million and this amount was included in other income.

Recent Accounting Pronouncements

        In February 2013, the Financial Accounting Standards Board, or FASB, issued ASU No. 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," or ASU 2013-02. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of ASU 2013-02 beginning on January 1, 2013 did not have a material impact on our consolidated financial statements.

        In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists," or ASU 2013-11. ASU 2013-11 requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We do not expect the adoption of ASU 2013-11 to have a material impact on our consolidated financial statements.

Results of Operations

        The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	803,004	61.8	943,432	65.2	1,084,448	67.4
Print advertising	208,365	16.0	105,309	7.3	51,023	3.2
Other human resource related revenues	358,730	27.6	463,508	32.0	541,270	33.6

Total revenues	1,370,099	105.4	1,512,249	104.5	1,676,741	104.2
Less: Business and related taxes	(70,421)	(5.4)	(64,911)	(4.5)	(68,073)	(4.2)

Net revenues	1,299,678	100.0	1,447,338	100.0	1,608,668	100.0
Cost of services(1)	(370,661)	(28.5)	(405,233)	(28.0)	(442,454)	(27.5)

Gross profit	929,017	71.5	1,042,105	72.0	1,166,214	72.5

Operating expenses(1):
Sales and marketing	(329,466)	(25.3)	(370,100)	(25.6)	(459,802)	(28.6)
General and administrative	(158,355)	(12.2)	(186,460)	(12.9)	(217,765)	(13.5)

Total operating expenses	(487,821)	(37.5)	(556,560)	(38.5)	(677,567)	(42.1)

Income from operations	441,196	34.0	485,545	33.5	488,647	30.4
Loss from foreign currency translation	(9,363)	(0.7)	(447)	(0.0)	(6,522)	(0.4)
Loss from impairment of long-term investments	(15,081)	(1.2)	—	—	—	—
Interest and investment income	42,033	3.2	61,653	4.3	75,301	4.7
Other income	8,779	0.7	18,934	1.3	43,522	2.7

Income before income tax expense	467,564	36.0	565,685	39.1	600,948	37.4
Income tax expense	(81,056)	(6.3)	(95,579)	(6.6)	(100,308)	(6.2)

Net income	386,508	29.7	470,106	32.5	500,640	31.1

(1)
Share-based compensation:

Included in cost of services	(6,084)	(0.5)	(7,870)	(0.5)	(10,391)	(0.6)
Included in operating expenses:
Sales and marketing	(5,230)	(0.4)	(6,766)	(0.5)	(8,933)	(0.6)
General and administrative	(26,660)	(2.0)	(35,902)	(2.5)	(45,534)	(2.8)

  2013 Compared to 2012

        Total Revenues.    Our total revenues increased 10.9% to RMB1,676.7 million (US$277.0 million) in 2013 from RMB1,512.2 million in 2012. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

  •
  Online Recruitment Services.  Our online recruitment services revenues increased 14.9% to RMB1,084.4 million (US$179.1 million) in 2013 from RMB943.4 million in 2012. The growth was principally due to an increase in the number of unique employers using our online recruitment services, which was partially offset by a decrease in average revenue per unique employer. We estimate that the number of unique employers increased 22.6% to 333,973 in 2013 from 272,322 in 2012 and was mainly driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. Although the prices we charged for our online services were relatively unchanged in 2013, our average revenue per unique employer decreased 6.3% in 2013 from 2012, primarily driven by the greater contribution of new or small customers who generally purchase introductory or lower priced services.

  •
  Print Advertising.  Our print advertising revenues decreased 51.5% to RMB51.0 million (US$8.4 million) in 2013 from RMB105.3 million in 2012. This decline was primarily the result of our ongoing transition in business focus away from print advertising services as employers increase adoption of online recruitment services. We estimate that the number of print advertising pages decreased 45.6% to 1,492 in 2013 from 2,742 in 2012. Due to our strategic decision to discontinue certain newspaper editions, we terminated the publication of 51job Weekly in five cities in 2013 and decreased the number of cities where we provide print advertising services to two as of December 31, 2013.

  •
  Other Human Resource Related Revenues.  Our revenues from other human resource related services increased 16.8% to RMB541.3 million (US$89.4 million) in 2013 from RMB463.5 million in 2012. This increase was primarily due to greater customer acceptance and demand for our business process outsourcing, training and seasonal campus recruitment services.

        Net Revenues.    Our net revenues increased 11.1% to RMB1,608.7 million (US$265.7 million) in 2013 from RMB1,447.3 million in 2012. Our net revenues were less amounts paid as business taxes of RMB68.1 million (US$11.2 million) in 2013 and RMB64.9 million in 2012.

        Cost of Services.    Our cost of services increased 9.2% to RMB442.5 million (US$73.1 million) in 2013 from RMB405.2 million in 2012. This increase was primarily due to higher employee wages, staff additions and greater subcontracting expenses in 2013, which was partially offset by a decrease in printing related expenses. However, our cost of services as a percentage of net revenues was lower in 2013 mainly driven by greater operating efficiency and productivity. Our cost of services in 2013 also included an increase in share-based compensation expense to RMB10.4 million (US$1.7 million) compared with RMB7.9 million in 2012.

        Gross Profit.    As a result of the above factors, our gross profit increased 11.9% to RMB1,166.2 million (US$192.6 million) in 2013 from RMB1,042.1 million in 2012. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 72.5% in 2013 compared with 72.0% in 2012.

        Operating Expenses.    Our total operating expenses increased 21.7% to RMB677.6 million (US$111.9 million) in 2013 from RMB556.6 million in 2012. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased 24.2% to RMB459.8 million (US$76.0 million) in 2013 from RMB370.1 million in 2012. This increase was principally driven by higher employee compensation expenses, the net addition of nearly 500 salespeople and greater spending on advertising and promotion activities. Our advertising and promotion expenses in 2013 increased 22.3% to RMB80.3 million (US$13.3 million) from RMB65.7 million in 2012. Our sales and marketing expenses in 2013 included an increase in share-based compensation expense to RMB8.9 million (US$1.5 million) compared with RMB6.8 million in 2012.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased 16.8% to RMB217.8 million (US$36.0 million) in 2013 from RMB186.5 million in 2012. This increase was primarily due to higher employee compensation, rental, office and depreciation expenses. Our general and administrative expenses in 2013 included an increase in share-based compensation expense to RMB45.5 million (US$7.5 million) compared with RMB35.9 million in 2012.

        Loss from Foreign Currency Translation.    We recognized a loss from foreign currency translation of RMB6.5 million (US$1.1 million) in 2013 compared with RMB0.4 million in 2012 due to the appreciation of the Renminbi against the U.S. dollar. For more information about China's foreign exchange policy, see "Item 4.—Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange."

        Interest and Investment Income.    Our interest and investment income increased 22.1% to RMB75.3 million (US$12.4 million) in 2013 from RMB61.7 million in 2012 due to higher average balances in our interest bearing bank deposits.

        Other Income.    Other income increased 129.9% to RMB43.5 million (US$7.2 million) in 2013 compared to RMB18.9 million in 2012 mainly due to an increase in financial incentives received from local tax authorities, which totaled RMB44.2 million (US$7.3 million) in 2013 compared with RMB17.5 million in 2012.

        Income Tax Expense.    Our income tax expense increased 4.9% to RMB100.3 million (US$16.6 million) in 2013 compared with RMB95.6 million in 2012. However, our effective tax rate decreased to 16.7% in 2013 compared with 16.9% in 2012 primarily due to an increase in the proportion of taxable income in 2013 from our entity which is subject to a lower preferential tax rate.

        Net Income.    As a result of the above factors, our net income increased 6.5% to RMB500.6 million (US$82.7 million) in 2013 from RMB470.1 million in 2012.

  2012 Compared to 2011

        Total Revenues.    Our total revenues increased 10.4% to RMB1,512.2 million in 2012 from RMB1,370.1 million in 2011. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

  •
  Online Recruitment Services.  Our online recruitment services revenues increased 17.5% to RMB943.4 million in 2012 from RMB803.0 million in 2011. This increase was attributable to growth in the number of unique employers using online recruitment services as well as higher average revenue per unique employer. We estimate that the number of unique employers increased 11.5% to 272,322 in 2012 from 244,243 in 2011 driven primarily by greater customer acceptance of online services as well as sales expansion into a number of new cities in recent years. Although the prices we charged for our online services were relatively unchanged in 2012, our average revenue per unique employer increased 5.4% in 2012 from 2011 mainly due to greater customer adoption and expenditures on online services.

  •
  Print Advertising.  Our print advertising revenues decreased 49.5% to RMB105.3 million in 2012 from RMB208.4 million in 2011. This decline was primarily due to the ongoing shift in customer behavior and usage away from print services, which resulted in our decision to discontinue 51job Weekly in seven cities in 2012. We estimate that the number of print advertising pages decreased 54.1% to 2,742 in 2012 from 5,980 in 2011. Although print advertising prices charged in each city were unchanged in 2012, our overall average revenue per page increased 10.2% as higher priced cities contributed a greater portion of print advertising page volume.

  •
  Other Human Resource Related Revenues.  Our revenues from other human resource related services increased 29.2% to RMB463.5 million in 2012 from RMB358.7 million in 2011. This growth was primarily driven by the expansion of our business process outsourcing and training services as we increased the number of companies and employees we served.

        Net Revenues.    Our net revenues increased 11.4% to RMB1,447.3 million in 2012 from RMB1,299.7 million in 2011. Our net revenues were less amounts paid as business taxes of RMB64.9 million in 2012 and RMB70.4 million in 2011.

        Cost of Services.    Our cost of services increased 9.3% to RMB405.2 million in 2012 from RMB370.7 million in 2011. This increase was mainly attributable to higher employee compensation expenses, increased headcount and greater subcontracting expenses in 2012, which was partially offset by a decrease in printing related expenses. However, our cost of services decreased as a percentage of net revenues in 2012 as a result of improved economies of scale. Our cost of services in 2012 also included an increase in share-based compensation expense to RMB7.9 million compared with RMB6.1 million in 2011.

        Gross Profit.    As a result of the above factors, our gross profit increased 12.2% to RMB1,042.1 million in 2012 from RMB929.0 million in 2011. Our gross profit margin increased to 72.0% in 2012 compared with 71.5% in 2011.

        Operating Expenses.    Our total operating expenses increased 14.1% to RMB556.6 million in 2012 from RMB487.8 million in 2011. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased 12.3% to RMB370.1 million in 2012 from RMB329.5 million in 2011. This increase was primarily due to higher employee compensation expenses, staff additions and greater advertising expenditures. Our advertising and promotion expenses in 2012 increased 5.3% to RMB65.7 million from RMB62.4 million in 2011. Our sales and marketing expenses in 2012 included an increase in share-based compensation expense to RMB6.8 million compared with RMB5.2 million in 2011.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased 17.7% to RMB186.5 million in 2012 from RMB158.4 million in 2011. This increase was driven primarily by higher employee compensation, rental and office expenses as well as bad debt provision. Our general and administrative expenses in 2012 included an increase in share-based compensation expense to RMB35.9 million compared with RMB26.7 million in 2011.

        Loss from Foreign Currency Translation.    We recognized a loss from foreign currency translation of RMB0.4 million in 2012 compared with RMB9.4 million in 2011 due to the appreciation of the Renminbi against the U.S. dollar.

        Interest and Investment Income.    Our interest and investment income increased 46.7% to RMB61.7 million in 2012 from RMB42.0 million in 2011 due to higher average balances in our interest bearing bank deposits.

        Other Income.    Other income increased 115.7% to RMB18.9 million in 2012 compared to RMB8.8 million in 2011 mainly due to an increase in financial incentives received from local tax authorities. In addition, we recognized a gain from sale of long-term investments associated with the coupon advertising business owned by Area Link and received proceeds of RMB1.3 million in 2012.

        Income Tax Expense.    Our income tax expense increased 17.9% to RMB95.6 million in 2012 compared with RMB81.1 million in 2011. However, our effective tax rate decreased to 16.9% in 2012 compared with 17.3% in 2011 primarily driven by an increase in the proportion of taxable income in 2012 from our entity which is subject to a lower preferential tax rate.

        Net Income.    As a result of the above factors, our net income increased 21.6% to RMB470.1 million in 2012 from RMB386.5 million in 2011.

  Inflation

        According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for February 2012, 2013 and 2014 were an increase of 3.2%, 3.2% and 2.0%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.    Liquidity and Capital Resources

Liquidity

        Our liquidity from 2011 to 2013 has been principally affected by net cash generated from operating activities in addition to our purchases of investments, property and equipment.

        The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	496,955	574,560	746,611	123,331
Net cash used in investing activities	(923,370)	(275,073)	(896,784)	(148,138)
Net cash provided by financing activities	25,912	39,818	99,681	16,466
Net increase (decrease) in cash	(409,189)	338,858	(57,014)	(9,418)

        Cash Flows from Operating Activities.    Our net cash provided by operating activities in 2013 was RMB746.6 million (US$123.3 million) compared with RMB574.6 million in 2012. The increase was principally driven by an add-back of RMB109.6 million (US$18.1 million) in non-cash items, primarily relating to share-based compensation expenses, depreciation expenses and loss from foreign currency translation; an increase in other payables and accruals of RMB109.5 million (US$18.1 million), primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB73.5 million (US$12.1 million), primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2013 was partially offset by an increase in prepayments and other current assets of RMB66.1 million (US$10.9 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

        Our net cash provided by operating activities in 2012 was RMB574.6 million compared with RMB497.0 million in 2011. The increase was principally due to the increase in net income to RMB470.1 million in 2012 from RMB386.5 million in 2011 driven by revenue growth; an add-back of RMB88.9 million in non-cash items, primarily relating to share-based compensation expenses, depreciation expenses and allowance for doubtful accounts; an increase in other payables and accruals of RMB56.7 million, primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB47.9 million, primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase.

The increase in net cash provided by operating activities in 2012 was partially offset by an increase in prepayments and other current assets of RMB86.5 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

        Cash Flows from Investing Activities.    Our net cash used in investing activities was RMB896.8 million (US$148.1 million) in 2013 compared with RMB275.1 million in 2012. The increase was primarily due to greater purchases of short-term investments, consisting of certificates of deposits with original maturities between three months and one year, as well as an increase in the purchase of property and equipment, consisting primarily of RMB164.9 million (US$27.2 million) paid to purchase premises in Beijing to house our local sales office and operations.

        Our net cash used in investing activities was RMB275.1 million in 2012 compared with RMB923.4 million in 2011. The decrease was primarily due to fewer purchases of short-term investments, which was partially offset by an increase in the purchase of property and equipment, consisting primarily of payments totaling RMB116.7 million we made toward the acquisition of office space in Guangzhou as well as a new office building in Wuhan to house our growing operations.

        Cash Flows from Financing Activities.    Our net cash provided by financing activities was RMB99.7 million (US$16.5 million) in 2013 compared with RMB39.8 million in 2012 and RMB25.9 million in 2011. Our net cash provided by financing activities from 2011 to 2013 consisted primarily of proceeds received from the exercise of stock options.

Capital Resources

        From 2011 to 2013, we have primarily financed our operations through cash flows from operating activities. We have not financed our operations through significant borrowings, and as of December 31, 2013, we had no material debt obligations outstanding. As of December 31, 2013, we had RMB3,163.0 million (US$522.5 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars.

        Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to transfer to us its equity interests in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC legal counsel's advice as to their enforceability, see "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements Among Our Group Entities."

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

C.    Research and Development, Patents and Licenses, Etc.

        We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2011, 2012 or 2013. For more information on our technology operations, see "Item 4.—Information on the Company—Business Overview—Technology."

D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.     Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2013:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	109,245	36,423	43,541	29,016	265
Publication fee obligations	150	150	—	—	—
Purchase obligations	22,686	22,686	—	—	—

Total	132,081	59,259	43,541	29,016	265

        Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to six years at the time of signing. Our publication fee obligations consist of an agreement to publish 51job Weekly. Our purchase obligations consist primarily of agreements to purchase advertising services from media companies and to purchase office furnishings.

        Rental expenses incurred under operating leases were RMB37.0 million in 2011, RMB39.7 million in 2012 and RMB44.5 million (US$7.4 million) in 2013.

        WFOE, our wholly owned PRC subsidiary, has entered into an exclusive purchase option agreement with the shareholders of Run An. Under this agreement, WFOE has an irrevocable option to purchase all or a portion of the shareholder's equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. For a detailed description of this exclusive purchase option agreement, see "Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements Among Our Group Entities."

        We do not have material contractual obligations in currencies other than Renminbi.

G.    Safe Harbor

        See "Forward-Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1)(2)(3)	47	Chairman of the board and independent director
Rick Yan	51	Director, chief executive officer, president and secretary
Li-Lan Cheng(1)(2)	49	Independent director
James Jianzhang Liang(1)(3)	44	Independent director
Kazumasa Watanabe	45	Non-executive director
Kathleen Chien	44	Chief operating officer and acting chief financial officer
David Weimin Jin	43	Senior vice president
Tao Wang	51	Vice president
Jones Haijun Yu	41	Vice president

(1)
Member of audit committee.

(2)
Member of compensation committee.

(3)
Member of nominating and corporate governance committee.

        There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

        David K. Chao is the chairman of the board of directors of our company. Mr. Chao is an independent director who has been a member of our board since 2000. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$2.0 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a publicly traded provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Holdings Co., Ltd. Mr. Chao serves on the boards of directors of Renren Inc., a social networking Internet platform in China listed on the New York Stock Exchange, and numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) from Brown University and his Master of Business Administration degree from Stanford University.

        Rick Yan is a director, chief executive officer and president of our company. Mr. Yan has been a director and chief executive officer of our company since 2000. Mr. Yan is responsible for our overall strategy and management. Mr. Yan was an investor and advisor of our company from its inception and prior to his appointment as chief executive officer. Prior to joining our company, he was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company's Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, he was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France.

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

        James Jianzhang Liang is a director of our company. Mr. Liang has been an independent director of our company since October 2010. Mr. Liang is a co-founder and the chief executive officer and chairman of the board of directors of Ctrip.com International, Ltd., a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China listed on the NASDAQ Stock Market. He also served as chief executive officer of Ctrip from 2000 to January 2006 and has been a member of Ctrip's board of directors since inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang also serves on the board of directors of Home Inns & Hotel Management Inc., a leading economy hotel chain in China listed on the NASDAQ Stock Market, and Jiayuan.com International Ltd., an online dating company operator in China listed on the NASDAQ Stock Market. Mr. Liang received his Bachelor and Master degrees from the Georgia Institute of Technology and his Ph.D. degree from Stanford University. He also attended an undergraduate program at Fudan University.

        Kazumasa Watanabe is a director of our company. Mr. Watanabe has been a director of our company since October 2012. Mr. Watanabe is a corporate executive officer of Recruit Holdings Co., Ltd. and is head of research and development for the Asia sales promotion business. Since joining Recruit in 1991, he has been primarily involved in the growth and expansion of Recruit's HR company and the online recruiting business. Starting his career as a sales representative, Mr. Watanabe became head of product in 1999 and then an editor-in-chief. In 2004, he assumed the role of division officer and has since held many senior positions throughout Recruit's HR company responsible for new product and business development. Mr. Watanabe received his Bachelor degree in Commerce from Nagoya University in 1991.

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

B.    Compensation

Compensation of Directors and Executive Officers

        We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors' termination of service. For the year ended December 31, 2013, the aggregate cash compensation to our non-executive directors as a group was approximately US$77,800 (RMB470,978).

        For the year ended December 31, 2013, the aggregate cash compensation to our executive officers as a group was approximately RMB11.9 million (US$2.0 million). We granted options to acquire an aggregate of 520,464 common shares to our executive officers in 2013.

Directors' and Officers' Liability Insurance

        We maintain directors' and officers' liability insurance for our directors and officers.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. The terms of these agreements are substantially similar to each other. Under these agreements, each of our executive officers is employed at will, and their employment may be terminated, with or without cause, by either party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits. Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our affiliated entities and our subsidiaries, received by our company. Each of these executive officers has also agreed not to engage in any other employment, occupation, consulting or other business activity directly related to the business in which we are involved, or engage in any other activities that conflict with his or her obligations to us during the term of his or her employment. For the 12-month period after any of these executive officers' termination of employment with us for any reason, such officer is prohibited from recruiting any of our employees or soliciting or inducing our employees to leave their employment with us.

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

        Stock options granted under our option plans become exercisable at a rate of not less than 20% per year over five years from the date of the option grant. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates within the period of time as specified in the option agreement and, in the absence of a specified time in the option agreement, within twelve months following the optionee's termination in the case of the optionee's disability or death, and three months following the optionee's termination in all other cases.

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

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2011
David K. Chao	146,352	28.715	April 28, 2011	April 27, 2017
Rick Yan	105,072	28.715	April 28, 2011	April 27, 2017
Kathleen Chien	105,072	28.715	April 28, 2011	April 27, 2017
David Weimin Jin	81,600	28.715	April 28, 2011	April 27, 2017
Tao Wang	64,800	28.715	April 28, 2011	April 27, 2017
Jones Haijun Yu	64,800	28.715	April 28, 2011	April 27, 2017
James Jianzhang Liang	34,608	28.715	April 28, 2011	April 27, 2017
Other employees and individuals	1,118,160	28.715	April 28, 2011	April 27, 2017

	1,720,464

Granted in 2012
Rick Yan	100,032	23.785	May 18, 2012	May 17, 2018
Kathleen Chien	100,032	23.785	May 18, 2012	May 17, 2018
David Weimin Jin	81,600	23.785	May 18, 2012	May 17, 2018
Tao Wang	64,800	23.785	May 18, 2012	May 17, 2018
Jones Haijun Yu	64,800	23.785	May 18, 2012	May 17, 2018
Other employees and individuals	909,600	23.785	May 18, 2012	May 17, 2018

	1,320,864

Granted in 2013
Rick Yan	100,032	30.14	May 29, 2013	May 28, 2019
Kathleen Chien	100,032	30.14	May 29, 2013	May 28, 2019
David Weimin Jin	81,600	30.14	May 29, 2013	May 28, 2019
Li-Lan Cheng	60,000	30.14	May 29, 2013	May 28, 2019
Kazumasa Watanabe	60,000	30.14	May 29, 2013	May 28, 2019
Tao Wang	60,000	30.14	May 29, 2013	May 28, 2019
Jones Haijun Yu	58,800	30.14	May 29, 2013	May 28, 2019
Other employees and individuals	843,600	30.14	May 29, 2013	May 28, 2019

	1,364,064

C.    Board Practices

        The directors will hold office until the next annual general meeting of shareholders and until such director's successor is duly elected and qualified, or until such director's death, resignation or removal. We have no specific policy with respect to director attendance at our board meetings, committee meetings or annual general meetings of shareholders.

Board Committees

        To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

  Audit Committee

        Our audit committee reports to the board of directors regarding the appointment of our independent registered public accounting firm, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable NASDAQ Stock Market corporate governance rules on independence. The members of our audit committee are David K. Chao, who acts as the chairman of our audit committee, Li-Lan Cheng and James Jianzhang Liang. Our board of directors has determined that Messrs. Chao, Cheng and Liang are "independent directors" within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

        Our audit committee will be responsible for, among other things:

  •
  the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

  •
  ensuring that it receives from our independent auditor a formal written statement attesting to the auditor's independence and describing all relationships between the auditor and us;

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

  Compensation Committee

        Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated. The current members of our compensation committee are Li-Lan Cheng, who acts as the chairman of the committee, and David K. Chao. Our board of directors has determined that all members of our compensation committee are "independent directors" within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are James Jianzhang Liang, who acts as the chairman of our nominating and corporate governance committee, and David K. Chao. Our board of directors has determined that all members of our nominating and corporate governance committee are "independent directors" within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

  •
  reviewing the continued board membership of a director upon a significant change in such director's principal occupation;

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

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

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

        Under our fifth amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company and must not have acted in a manner willfully or grossly negligent, and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our fifth amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.

        We have entered into indemnification agreements with each of our directors under which we agree to indemnify each of them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses (including attorney's fees) incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. Within 20 days after our receipt of a written demand of such director, we will advance funds for the payment of indemnification of these expenses.

D.    Employees

        We had 4,729 employees, 4,980 employees and 5,499 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2013.

Sales and account management	2,906
Customer service and production	1,139
Technology and online operations	683
Marketing and merchandising	206
Search and training consultants	181
General and administrative	384

Total	5,499	*

*
Includes 290 temporary, part-time and contract employees.

        We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E.    Share Ownership

        There are no different voting rights among our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding the share ownership of our directors and officers, see "Item 7.—Major Shareholders and Related Party Transactions—Major Shareholders." For information as to stock options granted to our directors, executive officers and other employees, see "—Compensation—Stock-Based Compensation Plans."

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2014, unless otherwise stated:

  •
  by each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 59,183,101 common shares outstanding as of February 28, 2014 and the number of common shares underlying options that have vested or will vest within 60 days after February 28, 2014. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People's Republic of China.

	Common shares beneficially owned
	Number	%
Directors and executive officers:
Rick Yan	12,949,423	21.7
Kathleen Chien	1,806,310	3.0
David K. Chao(1)	*	*
Tao Wang	*	*
Jones Haijun Yu	*	*
David Weimin Jin	*	*
James Jianzhang Liang	*	*
Kazumasa Watanabe(2)	*	*
Li-Lan Cheng	*	*
All directors and executive officers as a group	15,537,060	25.6
Principal shareholders:
Recruit Holdings Co., Ltd.(2)	23,385,231	39.5
Rick Yan	12,949,423	21.7

*
Less than 1% of our total outstanding common shares.

(1)
The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)
The address of Kazumasa Watanabe and Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

        As of February 28, 2014, 2,269,692 of our common shares, representing approximately 4% of our common shares outstanding, were beneficially owned by a total of seven holders of record with addresses in the United States. As of the same date, 11,628,659 of our ADSs, representing 23,257,318 common shares, or approximately 39% of our common shares outstanding, were held by a total of five registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

B.    Related Party Transactions

Contractual Arrangements Among Our Group Entities

        The PRC government has regulated foreign ownership of advertising, human resource related services and Internet content provision businesses. As a result, relationships and economic arrangements among our subsidiaries, affiliated entities and their respective shareholders are governed by a series of agreements. The material agreements which govern the relationships and economic arrangements among our group entities are described in greater detail below.

  Technical and Consulting Service Agreements

        Qian Cheng Technical and Consulting Service Agreement.    WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2011, 2012 and 2013. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

        Run An Technical and Consulting Service Agreement.    WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007 and valid to September 11, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2011, 2012 and 2013. The technical and consulting service agreement may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

  Equity Pledge Agreement

        As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE under an equity pledge agreement. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. The shareholders of Run An have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE's interest under the Run An equity pledge agreement. The equity pledge agreement was entered into on January 27, 2014 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An's shareholders in September 2007 and between WFOE and Qian Cheng's shareholders in May 2004. This pledge agreement was registered with the relevant bureau of the SAIC in Beijing in March 2014.

  Exclusive Purchase Option Agreement

        WFOE has entered into an exclusive purchase option agreement with the shareholders of Run An, dated as of January 27, 2014, under which WFOE or its designee is granted an irrevocable option to purchase all or a portion of their equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. The purchase price shall be equal to the contribution actually made by the shareholder for his equity interest in Run An. If the lowest price permitted under PRC law is above the contribution actually made by the shareholder, the premium shall be paid to Tech JV in accordance with the terms of the loan agreements described below. The exclusive purchase option agreement has the same term as the Run An technical and consulting service agreement. WFOE also has the exclusive right to terminate the agreement at any time by delivering a written notice to the shareholders of Run An.

  Powers of Attorney

        In conjunction with the signing of the equity pledge agreement and the exclusive purchase option agreement, David Weimin Jin and Tao Wang, the shareholders of Run An, has each signed an irrevocable power of attorney to appoint WFOE, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of Run An that need to be decided by its shareholders. Because Qian Cheng is a wholly owned subsidiary of Run An and Wuhan AdCo is a wholly owned subsidiary of Qian Cheng, through controlling all material matters of Run An (including but not limited to all material operational matters and the appointment and removal of directors and senior management), WFOE also has indirect control on all material matters of Qian Cheng and Wuhan AdCo. Each power of attorney was entered into on January 27, 2014 and will remain effective for as long as Run An exists. The shareholders of Run An are not entitled to terminate or amend the terms of the power of attorney without prior written consent from WFOE.

  Other Agreements

        Loan Agreements.    Tech JV has entered into loan agreements dated as of September 11, 2007 and valid to September 11, 2017 with David Weimin Jin and Tao Wang with the sole and exclusive purpose to fund the capitalization of Run An. A loan amount of RMB3.0 million was provided to each individual to acquire a 50% equity interest in Run An. The loans can be repaid only with the proceeds received from the transfer of the shareholders' equity interest in Run An to Tech JV or its designee. The term of the interest-free loan agreements may be extended upon written consent of the parties.

        Call Option Agreement.    51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng's equity interest in Tech JV and AdCo for RMB1.2 million or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in AdCo's subsidiaries at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

        Domain Name License Agreement.    51net has entered into a domain name license agreement with Tech JV dated as of August 15, 2000, and supplemented and amended as of August 15, 2010, under which 51net has granted to Tech JV the right to use the www.51job.com domain name in the PRC in connection with Tech JV's operation of its website. Tech JV is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement is effective until August 14, 2018 and is renewable upon the written consent of 51net.

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

        We have been advised by Jun He Law Offices, our PRC legal counsel, that the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See "Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC legal system has inherent uncertainties that could materially and adversely affect us."

Stock Option Grants

        We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2013, there were outstanding options to purchase an aggregate of 5,241,424 common shares in our company. For a description of our share option plans and these option grants, see "Item 6.—Directors, Senior Management and Employees—Compensation—Stock-Based Compensation Plans."

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See "Item 18.—Financial Statements" for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

        From time to time, we undertake legal action against entities that misappropriate the content of our www.51job.com website, including recruitment advertisements and the design of our website, our brands and trademarks, materials from our training courses and other proprietary intellectual property. Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See "Item 3.—Key Information—Risk Factors—Risks Related to Our Business—We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards."

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

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

        Our ADSs, each representing two of our common shares, have been trading on the NASDAQ Global Select Market since September 29, 2004. Our ADSs are traded under the symbol "JOBS."

        The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for (i) the years ended December 31, 2009, 2010, 2011, 2012 and 2013, (ii) each of the nine most recent fiscal quarters and (iii) each of the most recent six months.

	Trading price
	High	Low
	US$	US$
Annual highs and lows
2009	20.50	6.00
2010	55.50	15.31
2011	69.80	36.62
2012	63.95	34.00
2013	80.00	47.27
Quarterly highs and lows
First quarter 2012	59.89	38.48
Second quarter 2012	63.95	42.00
Third quarter 2012	46.80	34.00
Fourth quarter 2012	54.50	44.65
First quarter 2013	60.99	47.27
Second quarter 2013	67.99	55.15
Third quarter 2013	72.07	60.96
Fourth quarter 2013	80.00	68.68
Monthly highs and lows
September 2013	72.07	63.50
October 2013	79.56	71.59
November 2013	80.00	68.68
December 2013	78.88	71.20
January 2014	82.87	70.05
February 2014	86.00	69.14
March 2014 (through March 21)	79.13	72.00

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ADSs, each representing two of our common shares, have been trading on the NASDAQ Global Select Market since September 29, 2004 under the symbol "JOBS."

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

C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4.—Information on the Company" or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

        See "Item 4.—Information on the Company—Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange."

E.    Taxation

        The following summary of the material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws.

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

People's Republic of China Taxation

        Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, "de facto management bodies" is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. The Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC, (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in the PRC, (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities' general position on how the "de facto management body" test may be applied in determining the tax resident status of other offshore enterprises as well. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to us, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered a PRC resident enterprise under the EIT Law, we may be subject to the uniform 25% EIT rate as to our global income.

        Moreover, under the EIT Law and related regulations, dividends payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax unless such foreign enterprise investor's jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. We are incorporated in the Cayman Islands which does not have such a tax treaty with China.

        In addition, if we were treated as a PRC resident enterprise, any dividends payable to non-resident enterprise holders of our common shares or ADSs may be treated as income derived from sources within PRC and therefore subject to a 10% withholding tax (20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise holders upon the disposition of our common shares or ADSs may be treated as income derived from sources within PRC and therefore subject to 10% income tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise.

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
  certain financial institutions;

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

  •
  persons who own or are deemed to own 10% or more of our voting shares; or

  •
  persons whose "functional currency" is not the U.S. dollar.

        This summary is based in part on representations by the depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

        A U.S. Holder that holds or is considering the disposition of ADSs or common shares should consult its own tax advisor concerning the U.S. federal income tax consequences and any other U.S. federal tax consequences (such as the effects of the Medicare contribution tax), as well as any consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

        As used herein, the term "U.S. Holder" means a beneficial owner of ADSs or common shares that is a U.S. person. A U.S. person is a person who is, for U.S. federal income tax purposes:

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

  Distributions on ADSs or Common Shares

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, the gross amount of the distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes, if any) will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder's gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under U.S. federal income tax law. Subject to certain limitations, dividends paid to certain non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a "qualified foreign corporation" for U.S. federal income tax purposes. A qualified foreign corporation includes:

  •
  a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program; and

  •
  a foreign corporation if its shares with respect to which a dividend is paid or its ADSs backed by such shares are readily tradable on an established securities market within the United States,

but does not include an otherwise qualified corporation that is a passive foreign investment company, or a PFIC, in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (i) we are not a PFIC and (ii) the ADSs are listed on the NASDAQ Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In addition, subject to the following sentence, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet at minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period requirement has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

        Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, a U.S. Holder may be subject to PRC withholding taxes on dividends paid with respect to the ADSs or common shares. See "—People's Republic of China Taxation." Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and generally will constitute "passive category income" for U.S. foreign tax credit limitation purposes. Furthermore, in certain circumstances, if a U.S. Holder has held the ADSs or common shares for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

        Distributions of ADSs or common shares that are received as part of a pro rata distribution to all of our common shareholders (including ADS holders) generally will not be subject to U.S. federal income tax. The basis of the new ADSs or common shares so received will be determined by allocating a U.S. Holder's basis in the old ADSs or common shares between the old ADSs or common shares and the new ADSs or common shares received, based on their relative fair market values on the date of distribution.

  Sale, Exchange or Other Disposition of ADSs or Common Shares

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, upon the sale, exchange or other disposition of ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or common shares. A U.S. Holder's tax basis in an ADS or a common share will be, in general, the price it paid for that ADS or common share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other disposition of the ADSs or common shares, a U.S. Holder eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat such gain as PRC-source income. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

  Passive Foreign Investment Company Rules

        Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2013, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and our PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

        In addition, as described under "Item 3.—Key Information—Risk Factors—Risks Related to Our Corporate Structure," there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2013 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

        In general, we will be a PFIC for any taxable year in which either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation's income.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election or a qualified electing fund election, as discussed below, such U.S. Holder will be subject to the following special tax rules even if we subsequently ceased to be a PFIC.

        Gain realized upon the sale or disposition of ADSs or common shares and distributions made to a U.S. Holder by us during a taxable year with respect to the ADSs or common shares that are "excess distributions" (defined generally as the excess of the amount received with respect to the ADSs or common shares in the taxable year over 125% of the average amount received in the shorter of either the three preceding years or a U.S. Holder's holding period before the taxable year) must be allocated ratably to each day of the U.S. Holder's holding period. The amount allocated to the current taxable year or any year before we became a PFIC will be included as ordinary income in a U.S. Holder's gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for the class of U.S. Holder, corporate or non-corporate, in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

        If we are a PFIC for any taxable year and any of our subsidiaries or affiliated entities is also a PFIC (a "lower-tier PFIC"), a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to any of our subsidiaries or affiliated entities.

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

        If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder's ADSs or common shares at the end of the taxable year over such U.S. Holder's adjusted basis in the ADSs or common shares, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or common shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares or ADSs given that we may have lower-tier PFICs for which a mark-to-market election may not be available.

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

        If a U.S. Holder owns ADSs or common shares during any year that we are a PFIC, the U.S. Holder generally must file an annual report.

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

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2013, we had cash, restricted cash and short-term investments totaling RMB3,163.0 million (US$522.5 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

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

        A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB7.5 million (US$1.2 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2013.

Credit Risk

        The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2013, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

        Substantially all of our revenue generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar increased approximately 4.6% in 2011, 1.0% in 2012 and 2.8% in 2013. Correspondingly, we recognized a loss from foreign currency translation of RMB9.4 million in 2011, RMB0.4 million in 2012 and RMB6.5 million (US$1.1 million) in 2013. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

        Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollar as of December 31, 2013, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB18.0 million (US$3.0 million) in our cash, restricted cash and short-term investments.

        We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See "Item 3.—Key Information—Risk Factors—Risks Related to Doing Business in China—The fluctuation of the Renminbi may materially and adversely affect your investment."

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

  •
  any other charge payable by any of the depositary, any of the depositary's agents, including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

  •
  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

  •
  such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

        In 2013, we received from our depositary, JPMorgan Chase Bank, a reimbursement of US$84,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

Management's Annual Report on Internal Control over Financial Reporting

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

        Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company's internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

        There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has concluded that Messrs. David K. Chao and Li-Lan Cheng, two independent directors of our company, each meet the criteria of "audit committee financial expert" as established by the SEC. See "Item 6.—Directors, Senior Management and Employees—Board Practices."

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the audit fees and audit-related fees in connection with the professional services rendered by PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company), our principal external auditors, for the periods indicated. Audit fees relate to aggregate fees billed for the audit of our annual financial statements and the review of our quarterly financial results. Audit-related fees are associated with assurance and related services provided by our auditors. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2012	2013	2013
	RMB	RMB	US$
	(in thousands)
Audit fees	4,067	4,189	692
Audit-related fees	—	888	147

        At the discretion of the PRC government in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has converted to a new partnership and changed its name to PricewaterhouseCoopers Zhong Tian LLP, effective from July 1, 2013.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Since the inception of the program, we have purchased 1,015,329 ADSs, or 2,030,658 common shares, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees. We did not repurchase any ADSs under this program in 2013.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow "home country practice" with respect to certain corporate governance matters. We are committed to a high standard of corporate governance and we do not believe that there are any significant differences between our corporate governance practices and those of U.S. domestic companies under the NASDAQ Stock Market rules.

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
4.7
English Translation of Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)
4.8	*
English Translation of Supplement Agreement to Technical and Consulting Service Agreement dated as of January 27, 2014 between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.
4.9
English Translation of Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)
4.10	*
English Translation of Equity Pledge Agreement dated as of January 27, 2014 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.
4.11
English Translation of Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)
4.12
English Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)
4.13
English Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 12, 2012)
4.14
English Translation of Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

Exhibit number		Description of document
4.15		English Translation of Supplement Agreement II to Call Option Agreement dated as of August 1, 2012, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 12, 2013)
4.16
English Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)
4.17
English Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)
4.18	*	English Translation of Power of Attorney issued by David Weimin Jin on January 27, 2014
4.19	*	English Translation of Power of Attorney issued by Tao Wang on January 27, 2014
4.20	*
English Translation of Exclusive Purchase Option Agreement dated as of January 27, 2014 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.
8.1	*	List of subsidiaries and affiliated entities of 51job, Inc.
11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)
12.1	*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Maples and Calder
15.2	*	Consent of Jun He Law Offices
15.3	*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS	***	XBRL Instance Document
101.SCH	***	XBRL Taxonomy Extension Schema Document
101.CAL	***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	***	XBRL Taxonomy Extension Presentation Linkbase Document

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

  Date: March 28, 2014

51JOB, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People's Republic of China
March 28, 2014

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share, per share and per ADS data)
Revenues:
Online recruitment services		803,004	943,432	1,084,448	179,138
Print advertising		208,365	105,309	51,023	8,428
Other human resource related revenues		358,730	463,508	541,270	89,412

Total revenues		1,370,099	1,512,249	1,676,741	276,978
Less: Business and related taxes		(70,421)	(64,911)	(68,073)	(11,245)

Net revenues		1,299,678	1,447,338	1,608,668	265,733
Cost of services(1)	2(k)	(370,661)	(405,233)	(442,454)	(73,088)

Gross profit		929,017	1,042,105	1,166,214	192,645

Operating expenses(1):
Sales and marketing	2(l)	(329,466)	(370,100)	(459,802)	(75,954)
General and administrative		(158,355)	(186,460)	(217,765)	(35,972)

Total operating expenses		(487,821)	(556,560)	(677,567)	(111,926)

Income from operations		441,196	485,545	488,647	80,719
Loss from foreign currency translation		(9,363)	(447)	(6,522)	(1,077)
Loss from impairment of long-term investments	2(f)	(15,081)	—	—	—
Interest and investment income		42,033	61,653	75,301	12,439
Other income		8,779	18,934	43,522	7,189

Income before income tax expense		467,564	565,685	600,948	99,270
Income tax expense	8	(81,056)	(95,579)	(100,308)	(16,570)

Net income		386,508	470,106	500,640	82,700

Other comprehensive income:
Foreign currency translation adjustments		325	(9)	(88)	(15)

Comprehensive income		386,833	470,097	500,552	82,685

Earnings per share:	12
—Basic		6.81	8.17	8.55	1.41
—Diluted		6.54	7.92	8.33	1.38
Earnings per ADS(2):
—Basic		13.62	16.35	17.10	2.82
—Diluted		13.09	15.84	16.67	2.75
Weighted average number of shares outstanding:
—Basic		56,754,240	57,510,591	58,551,925	58,551,925
—Diluted		59,067,424	59,375,123	60,069,197	60,069,197

(1) Share-based compensation:
Included in cost of services		(6,084)	(7,870)	(10,391)	(1,716)
Included in operating expenses
—Sales and marketing		(5,230)	(6,766)	(8,933)	(1,476)
—General and administrative		(26,660)	(35,902)	(45,534)	(7,522)
(2) Each ADS represents two common shares.

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

	Note	2012	2013	2013
		RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	1,122,557	1,065,543	176,015
Restricted cash	2(d)	14,468	15,489	2,559
Short-term investments	2(f)	1,408,845	2,081,964	343,916
Accounts receivable (net of allowance for doubtful accounts of RMB3,260 and RMB3,347 as of December 31, 2012 and 2013, respectively)	3	52,688	62,808	10,375
Prepayments and other current assets	4	280,242	345,061	57,000
Deferred tax assets, current	8	8,643	9,757	1,612

Total current assets		2,887,443	3,580,622	591,477

Non-current assets:
Property and equipment, net	5	280,657	519,277	85,778
Intangible assets, net	6	3,919	3,652	603
Other long-term assets		69,343	18,808	3,107
Deferred tax assets, non-current	8	—	632	105

Total non-current assets		353,919	542,369	89,593

Total assets		3,241,362	4,122,991	681,070

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs' subsidiaries without recourse to the primary beneficiaries of RMB166 and RMB130 as of December 31, 2012 and 2013, respectively):

	2(b)
Accounts payable		17,146	22,858	3,776
Salary and employee related accrual		48,450	60,076	9,924
Taxes payable		65,858	78,100	12,901
Advance from customers		338,330	411,877	68,037
Other payables and accruals	7	103,565	212,978	35,182

Total current liabilities		573,349	785,889	129,820

Deferred tax liabilities, non-current	8	1,985	5,983	988

Total liabilities		575,334	791,872	130,808

Commitments and contingencies	13	—	—	—
Shareholders' equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 57,786,679 and 59,144,055 shares issued and outstanding as of December 31, 2012 and 2013, respectively)		48	48	8
Additional paid-in capital		1,152,174	1,316,713	217,505
Statutory reserves	2(p)	6,944	8,456	1,397
Accumulated other comprehensive income		1,629	1,541	255
Retained earnings		1,505,233	2,004,361	331,097

Total shareholders' equity		2,666,028	3,331,119	550,262

Total liabilities and shareholders' equity		3,241,362	4,122,991	681,070

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Common shares
					Accumulated other comprehensive income
	Number of shares	Par value	Additional paid-in capital	Statutory reserves		Retained earnings	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)
Balance as of December 31, 2010	56,473,949	47	997,933	6,811	1,313	648,752	1,654,856

Exercise of share options	511,392	0	26,560	—	—	—	26,560
Share-based compensation	—	—	37,974	—	—	—	37,974
Repurchase and retirement of common shares	(4,000)	(0)	(648)	—	—	—	(648)
Appropriation of statutory reserves	—	—	—	521	—	(521)	—
Foreign currency translation adjustments	—	—	—	—	325	—	325
Net income	—	—	—	—	—	386,508	386,508

Balance as of December 31, 2011	56,981,341	47	1,061,819	7,332	1,638	1,034,739	2,105,575

Exercise of share options	805,338	1	39,817	—	—	—	39,818
Share-based compensation	—	—	50,538	—	—	—	50,538
Appropriation of statutory reserves	—	—	—	812	—	(812)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(1,200)	—	1,200	—
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)
Net income	—	—	—	—	—	470,106	470,106

Balance as of December 31, 2012	57,786,679	48	1,152,174	6,944	1,629	1,505,233	2,666,028

Exercise of share options	1,357,376	0	99,681	—	—	—	99,681
Share-based compensation	—	—	64,858	—	—	—	64,858
Appropriation of statutory reserves	—	—	—	2,262	—	(2,262)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(750)	—	750	—
Foreign currency translation adjustments	—	—	—	—	(88)	—	(88)
Net income	—	—	—	—	—	500,640	500,640

Balance as of December 31, 2013	59,144,055	48	1,316,713	8,456	1,541	2,004,361	3,331,119

Balance as of December 31, 2013 (US$ Note 2(c))	59,144,055	8	217,505	1,397	255	331,097	550,262

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	2011	2012	2013	2013
	RMB	RMB	RMB	US$(Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	386,508	470,106	500,640	82,700
Adjustments for:
Share-based compensation	37,974	50,538	64,858	10,714
Depreciation	26,389	27,496	31,867	5,264
Amortization of intangible assets	1,615	1,500	1,824	301
Allowance for doubtful accounts	801	7,654	2,102	347
Loss due to disposal of fixed assets	141	65	171	28
Loss from foreign currency translation	9,363	447	6,522	1,077
Loss from impairment of long-term investments	15,081	—	—	—
Gain from sale of long-term investments	—	(1,318)	—	—
Deferred tax (benefit) expense	(3,880)	2,498	2,252	372
Changes in operating assets and liabilities:
Increase in accounts receivable	(11,123)	(10,555)	(10,909)	(1,802)
Increase in prepayments and other current assets	(124,580)	(86,485)	(66,132)	(10,924)
Increase (Decrease) in accounts payable	5,357	(3,523)	6,013	993
Increase in salary and employee related accrual	4,744	4,163	11,626	1,921
Increase in taxes payable	24,131	7,082	11,171	1,845
Increase in advance from customers	104,269	47,870	73,547	12,149
Increase in other payables and accruals	21,624	56,720	109,463	18,082
(Increase) Decrease in other long-term assets	(1,459)	302	1,596	264

Net cash provided by operating activities	496,955	574,560	746,611	123,331

Cash flows from investing activities:
Proceeds from sale of long-term investments	—	1,318	—	—
Purchase of short-term investments	(863,400)	(138,502)	(673,119)	(111,191)
Purchase of property and equipment	(58,870)	(136,760)	(222,108)	(36,690)
Purchase of intangible assets	(1,100)	(1,129)	(1,557)	(257)

Net cash used in investing activities	(923,370)	(275,073)	(896,784)	(148,138)

Cash flows from financing activities:
Repurchase and retirement of common shares	(648)	—	—	—
Proceeds from the exercise of share options	26,560	39,818	99,681	16,466

Net cash provided by financing activities	25,912	39,818	99,681	16,466

Effect of foreign exchange rate changes on cash	(8,686)	(447)	(6,522)	(1,077)

Net (decrease) increase in cash	(409,189)	338,858	(57,014)	(9,418)
Cash, beginning of year	1,192,888	783,699	1,122,557	185,433

Cash, end of year	783,699	1,122,557	1,065,543	176,015

Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	71,435	96,407	87,793	14,502
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(407)	(750)	(449)	(74)
Supplemental disclosure of non-cash financing activities:
Restricted cash related to the exercise of share options, end of year	4,263	14,468	15,489	2,559

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

        The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the "Company"), which was incorporated in the Cayman Islands in March 2000, its subsidiaries and certain variable interest entity ("VIE") subsidiaries.

        The Company, its subsidiaries and VIE subsidiaries are hereinafter collectively referred to as the "Group." The Group is an integrated human resource services provider in the People's Republic of China (the "PRC" or "China") and is principally engaged in recruitment related advertising services, including Internet recruitment services and the production of a city-specific publication of advertisement listings as newspaper inserts. The Group also provides other human resource related services, such as business process outsourcing, training, campus recruitment and executive search.

2. PRINCIPAL ACCOUNTING POLICIES

  (a)
  Basis of Presentation and Use of Estimates

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management's significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, fair values of options to purchase the Company's common shares, estimated useful lives of property and equipment and intangible assets, consolidation of VIEs, assessment of recoverability of long-term investments and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.

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

        The Company has adopted Accounting Standards Codification ("ASC") 810 "Consolidation" for all periods presented. It requires VIEs to be consolidated by the primary beneficiary of the entity. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In determining whether the Company or its subsidiary is the primary beneficiary of a VIE, the Company considered whether it has the rights to a majority of the economic benefits and obligation to absorb a majority of the expected losses. In addition, the Company considered whether it has the power to direct activities that are significant to the VIE's economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

        The Company's wholly owned subsidiaries include the following:

  •
  51net.com Inc. ("51net"), incorporated in the British Virgin Islands in August 1999;

  •
  51net Beijing, incorporated in the Cayman Islands in April 2000, which wholly owns Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. ("WFOE"), incorporated in the PRC in July 2000; and

  •
  51net HR, incorporated in the Cayman Islands in April 2000, which owns 70% of Shanghai Wang Ju Human Resource Consulting Co., Ltd. ("Wang Ju"), incorporated in the PRC in October 2006.

        51net's principal subsidiaries include the following:

  •
  Qianjin Network Information Technology (Shanghai) Co., Ltd. ("Tech JV"), incorporated in the PRC in January 2000, which is 50% owned by 51net;

  •
  Wang Jin Information Technology (Shanghai) Co., Ltd. ("Wang Jin"), incorporated in the PRC in June 2004, which is wholly owned by 51net;

  •
  Shanghai Wang Ju Advertising Co., Ltd., incorporated in the PRC in June 2007, which is wholly owned by 51net; and

  •
  Wuhan Wang Cai Information Technology Co., Ltd., incorporated in the PRC in December 2009, which is wholly owned by Wang Jin.

        Tech JV's principal subsidiaries include the following:

  •
  Shanghai Qianjin Advertising Co., Ltd. ("AdCo"), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;

  •
  Shanghai Wang Cai Advertising Co., Ltd. ("Wang Cai AdCo"), incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo; and

  •
  Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Company's VIE subsidiaries include the following:

  •
  Beijing Run An Information Consultancy Co., Ltd. ("Run An"), incorporated in the PRC in January 1997, which wholly owns Beijing Qian Cheng Si Jin Advertising Co., Ltd. ("Qian Cheng") and owns 30% of Wang Ju; and

  •
  Qian Cheng, incorporated in the PRC in February 1999, which owns 20% of AdCo and effectively owns 50% of Tech JV by direct and indirect ownership through Qian Cheng's wholly owned subsidiary Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. ("Wuhan AdCo"), incorporated in the PRC in August 2001.

        As of December 31, 2013 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any ownership interest in the VIEs, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIE subsidiaries.

        For the year ended December 31, 2011, the Company was also the primary beneficiary of Shanghai Run An Lian Information Consultancy Co., Ltd. ("RAL"), a VIE which was established in April 2004. On December 30, 2011, the Shanghai Administration for Industry and Commerce approved the closure of RAL, which was wholly owned by Run An. RAL previously held an Internet content provider license and a permit issued by the Shanghai human resources and social security bureau which allowed it to conduct human resource related services.

        Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by David Weimin Jin and Tao Wang, both of whom are executive officers of the Company. As of December 31, 2013, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB1,345.

        Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2013, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB783.

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

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Group has entered into various agreements as related to its VIE subsidiaries. The key provisions of the agreements with the Company or its subsidiaries and the VIE subsidiaries or its shareholders are as follows:

        Technical and Consulting Service Agreements.    WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2011, 2012 and 2013. The technical and consulting service agreements with WFOE are valid to September 11, 2017 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

        Equity Pledge Agreement.    As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. Additionally, the shareholders of Run An have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE's interest under the equity pledge agreements. The equity pledge agreement among WFOE, Run An and its shareholders was entered into on January 27, 2014 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An's shareholders in September 2007 and between WFOE and Qian Cheng's shareholders in May 2004. This pledge agreement has been registered with the relevant bureau of the PRC State Administration for Industry and Commerce.

        Exclusive Purchase Option Agreement.    WFOE has entered into an exclusive purchase option agreement with the shareholders of Run An, dated as of January 27, 2014, under which WFOE or its designee is granted an irrevocable option to purchase all or a portion of the equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. The purchase price shall be equal to the contribution actually made by the shareholder for his equity interest in Run An. If the lowest price permitted under PRC law is above the contribution actually made by the shareholder, the premium shall be paid to Tech JV in accordance with the terms of the loan agreements described below. The exclusive purchase option agreement has the same term as the Run An technical and consulting service agreement. WFOE also has the exclusive right to terminate the agreement at any time by delivering a written notice to the shareholders of Run An.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Powers of Attorney.    In conjunction with the signing of the equity pledge agreement and the exclusive purchase option agreement, each of the shareholders of Run An has signed an irrevocable power of attorney to appoint WFOE, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of Run An that need to be decided by its shareholders. Because Qian Cheng is a wholly owned subsidiary of Run An and Wuhan AdCo is a wholly owned subsidiary of Qian Cheng, through controlling all material matters of Run An (including but not limited to all material operational matters and the appointment and removal of directors and senior management), WFOE also has indirect control on all material matters of Qian Cheng and Wuhan AdCo. Each power of attorney was entered into on January 27, 2014 and will remain effective for as long as Run An exists. The shareholders of Run An are not entitled to terminate or amend the terms of the power of attorney without prior written consent from WFOE.

        Loan Agreements.    Tech JV has entered into loan agreements dated as of September 11, 2007 for an aggregate amount of RMB6,000 with the shareholders of Run An, with the sole and exclusive purpose to fund the capitalization of Run An. The loans can be repaid only with the proceeds received from the transfer of the shareholders' equity interest in Run An to Tech JV or its designee. The interest-free loan agreements are valid to September 11, 2017, and the term may be extended upon written consent of the parties.

        Call Option Agreement.    51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng's equity interest in Tech JV and AdCo for RMB1,200 or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in the subsidiaries of AdCo at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

        Management monitors the regulatory risk associated with these contractual arrangements. The Company's PRC legal counsel has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects. Based on such advice and management's knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company's ability to enforce these contractual arrangements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 15 for further discussion.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Summary financial information of the Group's VIEs included in the consolidated financial statements is as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Total assets	7,038	7,180
Total liabilities	166	130

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Total revenues	7,931	2,340	98
Net income	281	1,730	161

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(926)	1,400	274
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—

Net (decrease) increase in cash	(926)	1,400	274
Cash, beginning of year	5,929	5,003	6,403

Cash, end of year	5,003	6,403	6,677

  (c)
  Foreign Currencies

        The Group's functional and reporting currency is the Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People's Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations and comprehensive income. The exchange differences for translation of group companies' balances where RMB is not their functional currency are included in cumulative translation adjustments, which is a separate component of shareholders' equity in the consolidated financial statements.

        The unaudited United States dollar ("US$") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.0537 on

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

December 31, 2013, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013, or at any other rate.

  (d)
  Cash and Restricted Cash

        Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company's employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2012 and 2013 are amounts denominated in United States dollars totaling US$33,572 and US$29,715, respectively (equivalent to approximately RMB211,017 and RMB181,169, based on the RMB to US$ exchange rate quoted by the People's Bank of China on December 31, 2012 and 2013, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

        Long-term investments consist of non-interest bearing loans provided in 2007 and 2008 to Area Link Co., Ltd. ("Area Link"), which is the holding company of a coupon advertising services business in China. Area Link is affiliated with Recruit Holdings Co., Ltd. ("Recruit"), a shareholder of the Company. In the year ended December 31, 2011, the Company determined that the carrying value of long-term investments in Area Link was not recoverable and recognized a loss from impairment totaling RMB15,081. In the year ended December 31, 2012, the coupon advertising services business owned by Area Link was sold, the Company recognized a gain from sale with proceeds of RMB1,318, and this amount was included in other income. See Note 11.

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

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

  (i)
  Impairment of Long-Lived Assets

        The Group has adopted ASC 360 "Property, Plant and Equipment," which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2011, 2012 and 2013.

  (j)
  Revenue Recognition

  Online Recruitment Services Revenues

        The Group provides online recruitment advertising and other technical services through its www.51job.com website. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 "Revenue Recognition" ("ASC 605") are met. For a transaction involving multiple services, the Company recognizes revenue at relative fair value which is determined based on the Company's regular selling

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

prices charged in unbundled arrangements. Cash received in advance of services are recognized as advance from customers.

  Print Advertising Revenues

        The Group provides recruitment advertising services through a weekly newspaper which is distributed in certain cities in the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 are met. Cash received in advance of services are recognized as advance from customers.

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

  Business and Related Taxes

        The Company's subsidiaries and its VIE subsidiaries are subject to business taxes and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business taxes is 5% after certain deductions. In the consolidated statements of operations and comprehensive income, business taxes and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.

        Effective January 1, 2012, the PRC State Council instituted a pilot value-added tax ("VAT") reform program applicable to businesses in "selected modern service industries" in Shanghai. Under this program, businesses would switch from business tax payers to VAT payers and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. As a result, some of the Company's subsidiaries became subject to VAT at a rate of 6% beginning January 1, 2012. In July 2012, the PRC Ministry of Finance announced that the VAT program would be expanded to additional trial regions, namely Beijing, Tianjin and the provinces of Jiangsu, Anhui, Zhejiang, Fujian, Hubei and Guangdong. Starting August 1, 2013, the VAT program was expanded to all regions in the PRC. This new VAT program and its expansion did not and are not expected to have a material impact on the Company's financial statements.

  (k)
  Cost of Services

        Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees, printing and publishing expenses, and other expenses incurred by the Group which are directly attributable to the rendering of the Group's recruitment advertising and other human resource services.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

  (l)
  Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of the Group's sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group's services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB62,371, RMB65,667 and RMB80,307 for the years ended December 31, 2011, 2012 and 2013, respectively.

  (m)
  Share-Based Compensation

        The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 "Compensation—Stock Compensation." It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company's current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares ("ADSs"). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB70.26, RMB60.88 and RMB70.30 for year ended December 31, 2011, 2012 and 2013, respectively.

        For the years ended December 31, 2011, 2012 and 2013, the fair value of options granted was estimated with the following assumptions:

	2011	2012	2013
Risk-free interest rate	1.58%	0.59%	0.76%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	48%	53%	49%
Fair value of the common share on date of option grant	US$28.72	US$23.79	US$30.14
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

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

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

        The Company adopted ASC 740-10-25 "Income Taxes—Overall—Recognition" to account for uncertainties in income taxes effective January 1, 2007. The Company recognizes a tax benefit associated with an uncertain tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2011, 2012 and 2013, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

  (p)
  Statutory Reserves

        With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group's subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity's after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Company's subsidiaries and VIE subsidiaries incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2011, 2012 and 2013. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2011, 2012 and 2013. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2011, 2012 and 2013. During the years ended December 31, 2011, 2012 and 2013, the Group's subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB521, RMB812 and RMB2,262, respectively. During the years ended December 31, 2012 and 2013, the Group made a reversal of RMB800 and RMB500, respectively, from the statutory common reserve fund to retained earnings due to the closure of certain subsidiaries. The statutory common reserve funds of these closed

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common reserve fund was made in the year ended December 31, 2011.

        In addition, the Group's subsidiaries and VIE subsidiaries incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2011, 2012 and 2013. During the years ended December 31, 2012 and 2013, the Group made a reversal of RMB400 and RMB250, respectively, from the statutory common welfare fund to retained earnings due to the closure of certain subsidiaries. The statutory common welfare funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common welfare fund was made in the year ended December 31, 2011.

        Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

        There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

  (q)
  Dividend

        Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(p). In addition, the net assets of the Company's subsidiaries associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Company's PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the subsidiaries' paid-in capital were approximately RMB516,662 and RMB517,175, or 19.4% and 15.5% of total consolidated net assets as of December 31, 2012 and 2013, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

  (r)
  Earnings Per Share

        In accordance with ASC 260 "Earnings Per Share," basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the exercise of outstanding share options (using the treasury stock method).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

  (s)
  Fair Value Measurement

        Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participates at the measurement date in accordance with ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820"). When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements.

        ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace

        Level 3—Unobservable inputs which are supported by little or no market activity

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

  (t)
  Segment Reporting

        Based on the criteria established by ASC 280 "Segment Reporting," the Group currently operates and manages its business as a single operating and single reportable segment. The Group's chief operating decision-maker ("CODM") is the chief executive officer. The CODM reviews operating results to make decisions about allocating resources and assessing performance for the entire Group. The Group primarily generates its revenues from customers in the PRC, and assets of the Group are also located in PRC. Accordingly, no geographical segments are presented.

  (u)
  Stock Repurchase

        When the Company's common shares are repurchased for retirement, the excess of cost over par value is charged entirely to additional paid-in capital, limited to additional paid-in capital of the same issue being retired.

  (v)
  Comprehensive Income

        The Company has adopted ASC 220 "Comprehensive Income." Other comprehensive income/loss is defined as the change in equity of a company during the period from transactions and other events

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income mainly consists of cumulative foreign currency translation adjustments.

  (w)
  Recent Accounting Pronouncements

        In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"). ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of ASU 2013-02 beginning on January 1, 2013 did not have a material impact on the Company's consolidated financial statements.

        In July 2013, the FASB issued ASU No. 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). ASU 2013-11 requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

3. ACCOUNTS RECEIVABLE

	2012	2013
	RMB	RMB
Accounts receivable	55,948	66,155
Less: Allowance for doubtful accounts	(3,260)	(3,347)

	52,688	62,808

        The movement of allowance for doubtful accounts is analyzed as follows:

	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of period	1,965	2,022	3,260
Additions	801	1,575	789
Write-offs	(744)	(337)	(702)

Balance at end of period	2,022	3,260	3,347

4. PREPAYMENTS AND OTHER CURRENT ASSETS

	2012	2013
	RMB	RMB
Rental and other deposits	1,461	3,413
Prepayments for rental and others	10,603	15,386
Employee advances	2,781	1,980
Payments made on behalf of customers	226,485	271,015
Prepaid insurance premium	975	1,072
Interest income receivable	36,231	47,656
Unutilized input value-added tax	—	3,167
Others	1,706	1,372

Total	280,242	345,061

        Payments made on behalf of customers are associated with the operations of the Company's business process outsourcing services. The Company has remitted funds in advance on behalf of customers for purposes such as monthly employee benefits, social insurance and payroll payments, which will be reimbursed to the Company in the near term. The Company provided an allowance for payments made on behalf of customers when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance balance for payments made on behalf of customers was RMB6,079 and RMB3,632 as of December 31, 2012 and 2013, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

5. PROPERTY AND EQUIPMENT

	2012	2013
	RMB	RMB
Land and building	289,536	526,294
Leasehold improvements	14,075	19,902
Electronic equipment	94,530	110,863
Furniture and fixtures	10,305	10,376
Motor vehicles	7,067	6,880
Other assets	11,378	13,928
Less: Accumulated depreciation	(146,234)	(168,966)

Net book value	280,657	519,277

        Depreciation expense was RMB26,389, RMB27,496 and RMB31,867 for the years ended December 31, 2011, 2012 and 2013, respectively. Loss due to disposal of fixed assets was RMB141, RMB65 and RMB171 for the years ended December 31, 2011, 2012 and 2013, respectively.

6. INTANGIBLE ASSETS

	2012	2013
	RMB	RMB
Computer equipment software	21,448	20,392
Acquired training licenses	3,522	3,522
Less: Accumulated amortization	(21,051)	(20,262)

Net book value	3,919	3,652

        Amortization expense was RMB1,615, RMB1,500 and RMB1,824 for the years ended December 31, 2011, 2012 and 2013, respectively.

        The Company will record estimated amortization expenses of RMB1,464, RMB909, RMB603, RMB509 and RMB167 for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

7. OTHER PAYABLES AND ACCRUALS

	2012	2013
	RMB	RMB
Professional service fees	1,920	3,792
Office expenses	6,632	6,567
Receipts from customers	84,248	191,829
Revenue from newspaper sales collected on behalf of newspaper contractors	178	—
Payables to employees related to net proceeds from share options exercised	9,466	9,416
Others	1,121	1,374

Total	103,565	212,978

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

7. OTHER PAYABLES AND ACCRUALS (Continued)

        Receipts from customers are associated with the operations of the Company's business process outsourcing services. The Company has received funds in advance from customers for purposes such as monthly employee benefits, social insurance and payroll payments, which will be disbursed by the Company to other parties on behalf of customers in the near term.

8. TAXATION

  Cayman Islands

        Under the current laws of the Cayman Islands, the Company and its subsidiaries that are incorporated in the Cayman Islands are not subject to tax on income or capital gain. In addition, upon payments of dividends by those companies to their shareholders, no Cayman Islands withholding tax will be imposed.

  British Virgin Islands

        Under the current laws of the British Virgin Islands, the Company's subsidiary that is incorporated in the British Virgin Islands is not subject to tax on income or capital gain. In addition, upon payments of dividends by that company to its shareholders, no British Virgin Islands withholding tax will be imposed.

  Hong Kong

        51net is registered in Hong Kong as a non-Hong Kong company and is subject to Hong Kong profits tax at a rate of 16.5% on its assessable profit.

  China

        The Enterprise Income Tax Law of the PRC ("EIT Law"), which became effective January 1, 2008, applies a uniform enterprise income tax rate ("EIT") of 25% to both foreign-invested enterprises and domestic enterprises.

        In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a "High and New Technology Enterprise" under the EIT Law. Tech JV became subject to a preferential tax rate of 15%. In 2012, its preferential tax status has been renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years.

        The EIT Law also imposes a 10% withholding income tax ("WHT") for dividends declared out of the profits earned after January 1, 2008 by a foreign-invested enterprise ("FIE") to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2013, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

8. TAXATION (Continued)

reinvested totaled RMB1,941,315 and RMB2,505,576, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB194,132 and RMB250,558 as of December 31, 2012 and 2013, respectively.

  Composition of Income Tax Expense

        Income (loss) before income tax expense for the years ended December 31, 2011, 2012 and 2013 were taxed within the following jurisdictions:

	2011	2012	2013
	RMB	RMB	RMB
PRC entities	526,236	608,637	665,131
Non-PRC entities	(58,672)	(42,952)	(64,183)

Total	467,564	565,685	600,948

        The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	RMB	RMB	RMB
Current income tax expense
PRC entities	84,936	93,081	98,056
Non-PRC entities	—	—	—

Total	84,936	93,081	98,056

Deferred income tax expense (benefit)
PRC entities	(3,880)	2,498	2,252
Non-PRC entities	—	—	—

Total	(3,880)	2,498	2,252

Income tax expense
PRC entities	81,056	95,579	100,308
Non-PRC entities	—	—	—

Total	81,056	95,579	100,308

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

8. TAXATION (Continued)

  Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

        Reconciliation between the statutory EIT rate in the PRC and the Group's effective tax rate for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(10)%	(10)%	(10)%
Non-deductibility of expenses incurred outside the PRC	3%	2%	3%
Other permanent differences	—	(1)%	(1)%
Change in valuation allowance	(1)%	1%	—

Effective EIT rate of the Group	17%	17%	17%

        Income tax expense for the years ended December 31, 2011, 2012 and 2013 differs from the amounts computed by applying the EIT primarily due to the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the tax holidays are as follows:

	2011	2012	2013
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	46,225	57,889	63,361
Basic net income per share effect	0.81	1.01	1.08
Diluted net income per share effect	0.78	0.97	1.05

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

8. TAXATION (Continued)

        Significant components of deferred tax assets and liabilities as of December 31, 2012 and 2013 are as follows:

	2012	2013
	RMB	RMB
Deductible temporary differences related to other payables and accruals	7,232	8,712
Deductible temporary differences related to provision for doubtful accounts	1,448	1,062

Total current deferred tax assets	8,680	9,774
Less: Valuation allowance	(37)	(17)

Net current deferred tax assets	8,643	9,757

Tax loss carryforwards	471	4,005

Amount offset by non-current deferred tax liabilities	—	(2,847)

Total non-current deferred tax assets	471	1,158
Less: Valuation allowance	(471)	(526)

Net non-current deferred tax assets	—	632

Total deferred tax assets	8,643	10,389

Taxable temporary differences related to depreciation period	(1,985)	(2,587)
Taxable temporary differences related to subsidy income	—	(6,243)
Amount offset by non-current deferred tax assets	—	2,847

Total non-current deferred tax liabilities	(1,985)	(5,983)

Total deferred tax liabilities	(1,985)	(5,983)

        All current deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount, and all non-current deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 "Income Taxes—Overall—Other Presentation Matters."

        As of December 31, 2012 and 2013, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2011, 2012 and 2013 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. In the PRC, tax loss carryforwards generally expire after five years. Tax loss carryforwards in the amount of RMB252 as of December 31, 2013 will expire beginning 2015.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

8. TAXATION (Continued)

        The following represents a roll-forward of the valuation allowance for each of the years:

	2011	2012	2013
	RMB	RMB	RMB
Balance at beginning of period	1,498	554	508
Additions	—	508	385
Reversals	(944)	(554)	(350)

Balance at end of period	554	508	543

9. SHARE-BASED COMPENSATION

        In September 2000, the Company adopted a share option plan ("2000 Option Plan") which provides for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the 2000 Option Plan was increased to 5,530,578 in February 2004 and to 7,530,578 in July 2006. The 2000 Option Plan expired in 2010 and issuances from this plan ceased in 2009. On April 30, 2009, the Company adopted a new share option plan ("2009 Option Plan"). The 2009 Option Plan provides for the issuance of up to 5,000,000 common shares. The total number of common shares reserved under the 2009 Option Plan was increased to 10,000,000 in December 2011. Under the option plans, the directors may, at their discretion, issue share options to purchase the Company's common shares to any senior executives, directors, employees or consultants of the Group. The share options are granted at the fair market value of the common shares at the date of grant and can be exercised within six years from the date of grant.

        The following table summarizes the Company's share option activity for the year ended December 31, 2013:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2013	5,267,540	US$	18.01
Granted	1,364,064	US$	30.14
Exercised	1,357,376	US$	11.88
Forfeited	32,804	US$	23.79

Outstanding at December 31, 2013	5,241,424	US$	22.71	3.70	US$	85,100

Vested and expected to vest at December 31, 2013	4,993,818	US$	22.49	3.65	US$	82,191

Exercisable at December 31, 2013	2,513,568	US$	17.66	2.71	US$	53,515

        The aggregate intrinsic value in the table above represents the difference between the Company's closing stock price on the last trading day in 2013 and the exercise price for in-the-money options.

        The total intrinsic value of options exercised for the three years ended December 31, 2011, 2012 and 2013 was RMB41,546, RMB84,524 and RMB159,400 (US$26,331), respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

9. SHARE-BASED COMPENSATION (Continued)

        As of December 31, 2013, there was RMB177,331 (US$29,293) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.68 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2013, total cash received from the exercise of share options amounted to RMB99,681 (US$16,466).

        A summary of non-vested share option activity for the year ended December 31, 2013 is presented below:

	Number of shares	Weighted average grant-date fair value
Non-vested at January 1, 2013	2,668,000	US$	9.17

Granted	1,364,064	US$	11.61
Vested	1,271,404	US$	8.41
Forfeited	32,804	US$	9.60

Non-vested at December 31, 2013	2,727,856	US$	10.74

Expected to vest at December 31, 2013	2,480,250	US$	10.74

        There were no capitalized share-based compensation costs for the years ended December 31, 2011, 2012 and 2013. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2011, 2012 and 2013, totaled RMB37,974, RMB50,538 and RMB64,858 (US$10,714), respectively. The total fair value of share options vested during the year ended December 31, 2011, 2012 and 2013 was RMB29,059, RMB53,236 and RMB64,696 (US$10,687), respectively.

10. EMPLOYEE BENEFITS

        The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB83,985, RMB100,219 and RMB121,147 for the years ended December 31, 2011, 2012 and 2013, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

11. RELATED PARTY TRANSACTION

        In August 2007, the Company entered into a cooperation agreement with Recruit, which is a shareholder of the Company, to form a new company under Area Link to provide coupon advertising services in China. Under the agreement as amended in August 2009, the Company may provide up to RMB32,800 in financing to Area Link for the coupon company and has the ability to acquire up to 40% of Area Link's share capital. The Company completed the termination of the cooperation agreement with Recruit in December 2012. The Company did not provide financing to Area Link for the years ended December 31, 2011 and 2012. See Note 2(f).

12. EARNINGS PER SHARE

        Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2011, 2012 and 2013 as follows:

	2011	2012	2013
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income	386,508	470,106	500,640

Denominator:
Denominator for basic earnings per share—weighted average common shares outstanding	56,754,240	57,510,591	58,551,925
Effect of dilutive share options	2,313,184	1,864,532	1,517,272

Denominator for diluted earnings per share	59,067,424	59,375,123	60,069,197

Basic earnings per share	6.81	8.17	8.55

Diluted earnings per share	6.54	7.92	8.33

        The Company excluded outstanding share options of 1,294,660 in 2011, 2,520,002 in 2012 and 2,707,713 in 2013 from the calculation of diluted earnings per common share because the exercise prices of these share options were greater than or equal to the average market value of the common shares. These options could be included in the calculation in the future if the average market value of the common shares increases and is greater than the exercise price of these options.

13. COMMITMENTS AND CONTINGENCIES

  Operating Lease Commitments

        The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the rental and property management of office premises and for the lease of office

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

13. COMMITMENTS AND CONTINGENCIES (Continued)

equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Office premises	Office equipment	Total
	RMB	RMB	RMB
2014	30,624	5,799	36,423
2015	22,889	406	23,295
2016	20,037	209	20,246
2017	16,432	—	16,432
2018	12,584	—	12,584
Thereafter	265	—	265

	102,831	6,414	109,245

        Rental expenses for the years ended December 31, 2011, 2012 and 2013 were RMB37,042, RMB39,708 and RMB44,537, respectively.

  Publication Fees

        The Group has entered into a non-cancelable agreement for the publication of 51job Weekly. Future minimum payments with respect to this agreement for the twelve months ending December 31, 2014 is RMB150.

  Contractual Purchase Obligations

        The Group's contractual purchase obligations consist of agreements to purchase advertising services from media companies and to purchase office furnishings. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Advertising services	Office furnishings	Total
	RMB	RMB	RMB
2014	9,396	13,290	22,686

  Contingencies

        As of the filing date of this Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group's business, financial condition, results of operations and cash flows.

        Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the Group's restructuring in May 2004, Tech JV and its licensed PRC subsidiaries conducted all of the advertising

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

13. COMMITMENTS AND CONTINGENCIES (Continued)

and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005 and has limited the foreign ownership of human resource services companies to no more than 70% under certain circumstances since August 2006. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

        Prior to the restructuring in May 2004, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and the Group has not received any waiver from the PRC government with respect to this past non-compliance. The PRC government may determine that the Group's ownership structure was inconsistent with or insufficient for the proper operation of the Group's businesses, or that the Group's business licenses or other approvals were not properly issued or not sufficient. In the opinion of management with the advice of PRC legal counsel, the likelihood of loss with respect to the Group's past ownership structure is remote.

14. FINANCIAL INSTRUMENTS

        Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, receivables, long-term investments and payables. The carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of certificates of deposits, are classified within Level 1 and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Long-term investments consisted of non-interest bearing loans to Area Link, for which full impairment provision was provided in the year ended December 31, 2011. See Note 2(f).

15. CERTAIN RISKS AND CONCENTRATION

  Concentration of Credit Risk

        Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2012 and 2013, the Group's cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2013, the Company had approximately RMB2,866,033 (US$473,435) in cash and certificates of deposit in the PRC, which constitute about 91% of total cash, restricted cash and short-term investments. Approximately 61% of the Company's total cash, restricted cash and short-term investments were held at a branch of Bank of Nanjing in Shanghai, PRC. As PRC bank regulatory authorities are empowered to take over the operation and management of a PRC state-owned bank when it faces a material credit crisis, the Company does not foresee substantial credit risk with respect to cash and short-term investments held at PRC state-owned banks, such as Bank of

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts expressed in thousands of RMB and US$, except share and per share data)

15. CERTAIN RISKS AND CONCENTRATION (Continued)

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

        No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2011, 2012 and 2013. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2012 and 2013.

  Currency Convertibility Risk

        The Group's sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Group's liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China.

  PRC Regulatory Risk

        The Group is subject to regulatory risks, which include the interpretation of current tax laws, the legality of its corporate structure and the scope of its operations in the PRC, which may result in limitations on the Group's ability to conduct business in the PRC. In addition, the Group conducts some of its operations in China through VIEs and consolidates them pursuant to a series of contractual arrangements. If the contractual arrangements establishing the VIE structure are found to be in violation of any existing or future PRC laws, rules or regulations, the Group may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Group's business and operating licenses, being required to restructure the Group's operations or discontinue the Group's operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Group's ability to conduct its operations. In such case, the Group may lose its rights to direct the activities of and receive economic benefits from its VIEs, which may result in deconsolidation of the VIEs. The Group's business, operating results and financial condition could also be materially and adversely affected by significant political, economic and social uncertainties in the PRC.