Form 20-F
period 2014-12-31
51JOB, INC.
filed 2015-03-31
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Rick Yan, Chief Executive Officer Telephone: +86-21-6160-1888 Facsimile: +86-21-6879-6233 Building 3 No. 1387, Zhang Dong Road Shanghai 201203 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, par value US$0.0001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading but only in connection with the listing of American depositary shares, or ADSs, on the NASDAQ Stock Market LLC. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder. Each ADS represents the right to receive one common share of the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,004,772 common shares, par value US$0.0001 per share.

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

•                       “ADSs” are to our American depositary shares, each of which represents one common share;

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

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.2046 to US$1.00 on December 31, 2014. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

This annual report on Form 20-F includes our audited consolidated statement of operations and comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and audited consolidated balance sheet data as of December 31, 2013 and 2014.

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

•                      behavioral and operational changes of our customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities;

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

•                      acquisitions or investments we have made or will make in the future;

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

ITEM 2.                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                    KEY INFORMATION

A.                Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	543,045	803,004	943,432	1,084,448	1,248,101	201,157
Print advertising	277,645	208,365	105,309	51,023	14,247	2,296
Other human resource related revenues	269,305	358,730	463,508	541,270	634,945	102,335
Total revenues	1,089,995	1,370,099	1,512,249	1,676,741	1,897,293	305,788
Net revenues	1,032,219	1,299,678	1,447,338	1,608,668	1,832,453	295,338
Cost of services(1)	(345,865)	(370,661)	(405,233)	(442,454)	(496,000)	(79,941)
Gross profit	686,354	929,017	1,042,105	1,166,214	1,336,453	215,397
Operating expenses(1):
Sales and marketing	(277,543)	(329,466)	(370,100)	(459,802)	(563,565)	(90,830)
General and administrative	(136,647)	(158,355)	(186,460)	(217,765)	(249,275)	(40,176)
Total operating expenses	(414,190)	(487,821)	(556,560)	(677,567)	(812,840)	(131,006)
Income from operations	272,164	441,196	485,545	488,647	523,613	84,391
Income before income tax expense	291,742	467,564	565,685	600,948	551,945	88,957
Income tax expense	(57,081)	(81,056)	(95,579)	(100,308)	(113,035)	(18,218)
Net income	234,661	386,508	470,106	500,640	438,910	70,739
Earnings per share:
Basic	4.23	6.81	8.17	8.55	7.51	1.21
Diluted	4.13	6.54	7.92	8.33	7.35	1.18
Weighted average number of common shares outstanding:
Basic	55,485,256	56,754,240	57,510,591	58,551,925	58,475,397	58,475,397
Diluted	56,814,503	59,067,424	59,375,123	60,069,197	59,691,993	59,691,993

	As of December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	1,192,888	783,699	1,122,557	1,065,543	1,074,096	173,113
Short-term investments	406,943	1,270,343	1,408,845	2,081,964	3,420,650	551,309
Total current assets	1,760,110	2,312,891	2,887,443	3,580,622	5,045,764	813,230
Total non-current assets	227,900	245,145	353,919	542,369	535,956	86,380
Total assets	1,988,010	2,558,036	3,241,362	4,122,991	5,581,720	899,610
Liabilities:
Total current liabilities	331,571	450,489	573,349	785,889	963,974	155,365
Convertible senior notes	—	—	—	—	1,111,207	179,094
Other non-current liabilities	1,583	1,972	1,985	5,983	12,593	2,030
Total liabilities	333,154	452,461	575,334	791,872	2,087,774	336,489
Shareholders’ equity:
Common shares	47	47	48	48	48	8
Additional paid-in capital	997,933	1,061,819	1,152,174	1,316,713	1,040,639	167,720
Total shareholders’ equity	1,654,856	2,105,575	2,666,028	3,331,119	3,493,946	563,121
Total liabilities and shareholders’ equity	1,988,010	2,558,036	3,241,362	4,122,991	5,581,720	899,610

(1)             Share-based compensation was included in the consolidated statement of operations and comprehensive income data as follows:

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(4,082)	(6,084)	(7,870)	(10,391)	(12,997)	(2,095)
Operating expenses:
Sales and marketing	(3,509)	(5,230)	(6,766)	(8,933)	(11,173)	(1,800)
General and administrative	(16,371)	(26,660)	(35,902)	(45,534)	(57,210)	(9,221)

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board, which was RMB6.2046 to US$1.00 on December 31, 2014. The noon buying rate on March 27, 2015 was RMB6.2145 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March (through March 27)	6.2145	6.2422	6.2741	6.1955

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

In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals and search engines, dedicated recruitment advertising websites, professional and social networking platforms, online classified websites and other human resource services providers who may enter the market for any or all of our services. For example, LinkedIn, a leading professional network, introduced a Chinese language version of their website in China in February 2014. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants, both in China and from abroad, face relatively low barriers to entry to all of our businesses and in all of our markets. In addition, we believe that our markets are underpenetrated, and that competitors could acquire significant numbers of corporate customers and individual users within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

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

We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. We believe that the use of online advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other informal recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. We face challenges in promoting greater use of online advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. In addition, while China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history, and China’s Internet penetration rate is low relative to most developed countries. Moreover, telecommunication capacity constraints, unless they are resolved, may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment, may adversely affect our online recruitment services business. We cannot assure you that online recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our online recruitment business.

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

If we are unable to extend our nationwide capability, effectively monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including advanced computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems and process flow, we may be unable to expand our business process outsourcing operations or gain wider customer acceptance for these services. In addition, we rely on a number of third party service providers, including couriers, agents and banks. Failure by these providers, for any reason, to deliver their services in a timely and accurate manner could result in significant disruptions to our business process outsourcing operations, impact our client relationships, harm our brand and result in significant penalties or liabilities to us.

In addition, as part of our strategy to be a “one-stop” human resource services provider, we cross-promote our other human resource related services among our online recruitment services customers from time to time. However, we cannot assure you that such cross-promotion strategy will be effective or generate revenues as we expect. Furthermore, we may decide to develop new services in the area of other human resource related services. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all. If any of our efforts to cross-promote, develop or operate new human resource related services are unsuccessful, our financial condition and results of operations may be materially and adversely affected.

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

We provide business process outsourcing services for human resource administrative functions, in particular social insurance and benefits services, for employers. Our business process outsourcing services are designed to assist employers to be compliant with PRC regulations and policies that continually change. Changes in regulations could affect the extent and type of benefits employers are required to provide employees and the procedures, processes and documentation required by local government authorities to administer these benefits. Such changes could reduce or eliminate the need for some of our services. New or additional requirements could also increase our cost to provide our services. For example, effective March 1, 2014, the Interim Provisions on Labor Dispatch, which was promulgated by the PRC Ministry of Human Resources and Social Security, or the MHRSS, clarified the use of the labor dispatch employment model, required revisions to the content in labor dispatch contracts and instituted a 10% maximum limit of labor dispatch employees to total workforce for companies in China. As a result of this new regulation, we undertook adjustments to our business process outsourcing systems, processes and procedures, and the greater staff resources directed to these efforts slowed new customer rollout of our business process outsourcing services in 2014. Any failure by us to be updated and knowledgeable on regulatory changes and to inform, educate and assist our clients regarding new or revised regulations that impact them could materially damage our brand and reputation. In addition, any failure by us to modify our business process outsourcing services in a timely fashion in response to regulatory changes could materially and adversely affect our results of operations.

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

As we operate in a new and rapidly evolving market, we cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand in size and increase the scope of services we provide. Any significant delay or failure to realize anticipated revenue growth could result in significant operating losses. We may encounter risks and difficulties including our potential failure to:

•                       implement our business model and strategy and adapt and modify them as needed;

•                      increase awareness of our brands, protect our reputation and develop customer loyalty;

•                      anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic, regulatory and political and regulatory changes in China;

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

As part of our business expansion strategy, we may pursue acquisitions or investments in certain complementary or new businesses. The success of any material acquisition will depend upon several factors, including:

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

To leverage our large sales force and corporate customer base, we may expand the scope of services we provide and develop or introduce new products outside of the human resource services industry to increase our revenues. For example, in 2007, we entered into an agreement with our shareholder, Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, to form and invest in a new company to provide coupon advertising services in China. However, in 2011, due to changing market conditions and operational developments, we recognized a loss from impairment of RMB15.1 million, the total amount of our investment, and the coupon advertising company was sold in 2012. In the future, if we again choose to pursue products and services outside of the human resource services industry in China, we cannot assure you that we will be able to do so on a commercially viable basis or in a timely manner, or at all. Any of our efforts to begin or operate a business outside of the human resource services industry that are not successful may materially and adversely affect our financial condition and results of operations.

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

Our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases, is an important part of our operations and a critical component of our success. Our online systems, including the www.51job.com website, and our other applications, products and systems may, from time to time, contain undetected errors or “bugs” that could adversely affect their performance. To achieve our strategic objectives and to remain competitive, we must further develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could materially disrupt our operations.

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

The Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. In December 2009, our subsidiary, Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law and became subject to a preferential tax rate of 15%. In 2012, its preferential tax status was renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in 2015 or any time in the future. In addition, there are uncertainties on how the EIT Law and its implementation rules will be enforced, and whether its future implementation may be consistent with its current interpretation. If the EIT rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially and adversely affected.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, and proceeds from the disposition of assets (after deducting the net value of such assets as determined under PRC tax laws) by such foreign enterprise investor shall be subject to a 10% tax, unless such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of tax. We are incorporated in the Cayman Islands which does not have such a tax treaty with China. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax.

In addition, pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a normal tax rate of 5% of their revenues. In 2012, China implemented a pilot program replacing business tax with value-added tax, or VAT, in Shanghai. Effective January 1, 2012, companies providing services in the transportation industry or in modern services selected for the pilot program in Shanghai are subject to and pay VAT rather than business tax. As a result, some of our subsidiaries became subject to VAT at a rate of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against our VAT liability. The pilot program has been implemented nationwide since August 1, 2013. Moreover, the scope of services subject to the VAT pilot program has been expanding. Pursuant to Circular Cai Shui [2013] No. 106 jointly issued by the PRC Ministry of Finance, or the MOF, and the PRC State Administration of Taxation, or the SAT, on December 12, 2013, as from January 1, 2014, the VAT pilot program is applicable to transportation service, postal service and certain modern services including research, development and technical service, IT service, cultural and creational service, logistics and ancillary service, leasing of tangible assets, authentication and consultancy service, broadcasting, movie and TV service. Pursuant to Circular Cai Shui [2014] No. 43 jointly issued by the MOF and the SAT on April 29, 2014, as from June 1, 2014, telecommunication service is covered by the VAT pilot program. Provision of certain services under the VAT pilot program is subject to zero VAT or VAT exemption. Revenues in most of our PRC subsidiaries were subject to VAT as of December 31, 2014, and the payment of additional taxes by us under the VAT regime than under the business tax regime has reduced the amount of revenues in our results of operations. If further changes to PRC tax laws and regulations result in increased taxation, our financial condition and results of operations could be negatively impacted.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the PRC State Council, or the State Council, relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. The Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. For more details about these criteria, please refer to “Item 10. — Additional Information — Taxation — People’s Republic of China Taxation.” Although the Circular 82 only applies to offshore enterprises controlled by enterprises or an enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. We are a Cayman Islands holding company and substantially all of our operational management is based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a resident enterprise, we may be subject to the uniform 25% EIT rate as to our global income, which could have a material adverse effect on our results of operations.

We face uncertainty from the PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers.

The SAT issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers, or Circular 698, on December 10, 2009, that addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, the overseas controlling party that effectively controls a PRC resident enterprise through an overseas intermediate holding company, and “indirectly transfers” the equity interests in such PRC resident enterprise by selling all shares of the intermediate holding company, is required to report such transfer to the PRC tax authority if the intermediate holding company is located in a foreign jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the intermediate holding company mainly serves as tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC tax for the capital gains realized from the equity transfer.

On February 3, 2015, the SAT issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-Resident Enterprises (SAT Bulletin [2015] No. 7), or Bulletin 7, which took effect on the date of issuance and is retroactively applicable to indirect transfers that occurred before the date of issuance and have not been subject to tax treatment. Bulletin 7 provides detailed rules and guidance on the tax treatment of non-resident enterprises’ indirect transfer of: (i) the property of an establishment or place situated in China; (ii) real property situated in China; and (iii) equity interest in PRC resident enterprises, collectively, China Taxable Property. Bulletin 7 repealed the relevant provisions of Circular 698 regarding indirect transfers. Pursuant to Bulletin 7, an indirect transfer of China Taxable Property shall be re-characterized as direct transfer of China Taxable Property and subject to Chinese EIT if a non-resident enterprise transfers, through an arrangement that does not have a reasonable commercial purpose, equity interest or other similar interests in an intermediate offshore holding company that directly or indirectly holds China Taxable Property, and the result of such indirect transfer is in substance the same or similar to the direct transfer of China Taxable Property, thereby avoiding payment of EIT. Bulletin 7 specifies a list of factors to determine whether the indirect transfer has a reasonable commercial purpose, such as whether all or most of the value of the offshore holding company’s equity is directly or indirectly derived from China Taxable Property, whether all or most of the properties of the offshore holding company comprise of direct or indirect equity investments in China, whether all or most of the revenue of the offshore holding company is sourced from Chinese companies, the functions performed and risks assumed by the offshore holding company, and the substitutability of indirect transfer and direct transfer. Indirect transfers shall be deemed to lack a reasonable commercial purpose if all of the following conditions are met: (i) 75% or more of the value of the offshore companies’ equity is derived from China Taxable Property; (ii) 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investments located in China, or 90% or more of the revenue of the offshore holding company is sourced from China in the year prior to the indirect transfer; (iii) the offshore holding companies perform limited functions and assume limited risks that are insufficient to prove their economic substance; and (iv) the foreign income tax payable on the indirect transfer is lower than the possible China tax payable on the direct transfer. Under Bulletin 7, if an indirect transfer is re-characterized as direct transfer of China Taxable Property, the overseas seller will be subject to (i) 25% EIT on the gains derived from the indirect transfer of the property of an establishment or place situated in China, or (ii) 10% EIT on the gains derived from the indirect transfer of real property situated in China or equity interests in Chinese resident enterprises, unless the applicable tax treaty provides otherwise. Moreover, Bulletin 7 provides safe harbor to exempt a qualified intra-group reorganization as defined under Bulletin 7 from EIT, and clarifies that Bulletin 7 is not applicable to an indirect transfer if (i) the income from the indirect transfer would have been exempt from EIT in China in accordance with applicable tax treaties if the indirect transfer had been conducted as a direct transfer, or (ii) the non-resident enterprise buys and then sells, in the public securities market, the equity interests in the same overseas listed company. Pursuant to Bulletin 7, the parties to the indirect transfer and the PRC resident enterprise whose equity interest is transferred may report the indirect transfer to the PRC tax authorities on a voluntary basis, different from the reporting obligation imposed on the overseas seller under Circular 698. Bulletin 7 also provides clarification on other issues relating to indirect transfers of China Taxable Property, such as the withholding obligation of the buyer in the indirect transfer of real property situated in China or equity interest in PRC resident enterprises, the documentation requirements for voluntary reporting to the tax authorities, additional documents that the tax authorities are empowered to request, timeframe of making tax payments under Bulletin 7 and the legal consequence for failure to pay or withhold EIT in respect of the indirect transfers.

We do not believe that the transfer of our common shares or ADSs by our non-PRC shareholders would be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698 or Bulletin 7, as the share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 and Bulletin 7 by the PRC tax authorities in practice. If you are required to pay PRC tax on the transfer of our common shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 or Bulletin 7 will affect our financial condition or results of operations. For example, we may be required to expend valuable resources to comply with Circular 698 or Bulletin 7, or to establish that we should not be taxed under Circular 698 or Bulletin 7, any of which could have an adverse effect on our financial condition and results of operations.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. — Controls and Procedures.”

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

As of February 28, 2015, the following shareholders beneficially owned 36.3 million common shares:

•                       Recruit, which beneficially owned 23.4 million common shares, or approximately 39.6% of our outstanding common shares, and which is affiliated with Kazumasa Watanabe, one of our directors; and

•                       Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 21.8% of our outstanding common shares.

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

According to PRC laws, trademark license agreements are required to be filed with the Trademark Office of the PRC State Administration for Industry and Commerce, or the SAIC, for the record. Under a trademark license agreement dated as of August 15, 2000, and supplemented and amended as of August 15, 2005 and August 15, 2010, WFOE has granted to Tech JV the right to use certain trademarks in the PRC. The trademark license agreement has not been filed with the Trademark Office of the SAIC, and as such it may not be enforceable against bona fide third parties until completion of such registration.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of variable interest entity, or VIE, structures or contractual arrangements, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

On January 19, 2015, the PRC Ministry of Commerce, or the MOFCOM, published the draft Foreign Investment Law, or the Draft FIL, on its official website. Upon its enactment, it is intended to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. The MOFCOM has solicited comments from the public on the Draft FIL and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The Draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. The Draft FIL specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority. If a foreign investment is made in an industry within the catalogue of special management measures, or the negative list, to be issued by the State Council, it would be subject to the foreign investment restrictions or prohibitions set forth therein and call for market entry clearance by the competent foreign investment authority.

In addition to control through direct or indirect ownership or equity, the Draft FIL includes control through contractual arrangements within the definition of “actual control.” The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. If the Draft FIL is promulgated and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our VIE arrangements with Qian Cheng and Run An, and as a result, our VIEs and subsidiaries in which these VIEs have direct or indirect equity ownership could be subject to the current restrictions on foreign investment where engaged in an industry on the negative list.

The Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC entities/citizens. Moreover, it is uncertain whether the online recruitment services or human resources industries in which our affiliated entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the negative list to be issued. If the enacted version of the Foreign Investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, our business, operating results and financial condition may be materially and adversely affected.

The Draft FIL, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft FIL imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Reports are required whenever we make a new investment and modify or change our investment. Annual reports are mandatory, and large foreign investors meeting certain criteria are required to make reports quarterly. Any company found to be non-compliant with these information reporting obligations may be subject to fines and/or administrative or criminal liability, and the persons directly responsible may be subject to criminal liability.

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

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. For those who are not in compliance with the requirements above and fail to rectify the non-compliance within the period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. Tech JV, our operating entity which provides online recruitment services, has obtained a value-added telecommunications business operation license permitting it to provide information service via the Internet and mobile networks. We may further modify our corporate structure to comply with these requirements.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of the PRC State Administration of Foreign Exchange, or the SAFE. Our capital contributions to our PRC subsidiaries must be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the Big Four PRC-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar increased 1.0% in 2012 and 2.8% in 2013 but decreased 2.5% in 2014. Correspondingly, we recognized a loss from foreign currency translation of RMB0.4 million in 2012, a loss of RMB6.5 million in 2013 and a gain of RMB10.0 million (US$1.6 million) in 2014. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a portion of our assets are denominated in U.S. dollars, any future upward revaluations of the Renminbi will result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these U.S. dollar denominated assets when translated into Renminbi.

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

The SAFE has promulgated several regulations relating to offshore investment activities by PRC residents, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective on November 1, 2005. Circular 75 requires PRC residents (including PRC citizens and foreign citizens who primarily reside in China) to register with the relevant local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. Circular 75 applies retroactively, and as a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant registration procedures with the SAFE. If any PRC resident fails to register with the SAFE with respect to its ownership of an existing offshore entity, dividends remitted by the onshore entity to its overseas parent may be considered an evasion of foreign exchange administration rules, and therefore, may be subject to penalties under relevant PRC foreign exchange laws and regulations. In addition, failure to comply with registration procedures may result in restrictions on the relevant onshore entity, including prohibitions on the payment of dividends and other distributions to its offshore parent or affiliate and on capital inflow from the offshore entity.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, on July 4, 2014, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplify and Improve Administrative Policies Regarding Foreign Direct Investment issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations (other than make-up registrations) will be handled by the authorized local banks instead of the local SAFE branches.

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

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening either an annual general meeting or an extraordinary general meeting called to vote on matters requiring the approval of two thirds of the voting shares is 20 days. The minimum notice period for other extraordinary general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2014, although there can be no assurance in this regard. However, we believe there is a material risk that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2014, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a material risk that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in any future taxable year.

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

Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86-21-6160-1888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CCS Global Solutions, Inc., located at 54 West 39th Street, 5th Floor, New York, New York 10018.

Our principal capital expenditures in 2012 totaled RMB136.8 million, which consisted of RMB95.8 million for the acquisition of office space in Guangzhou and RMB20.9 million in installment payments toward the acquisition of a new building in Wuhan as well as the purchase of computers, office equipment and furnishings. Our principal capital expenditures in 2013 totaled RMB222.1 million, which included RMB164.9 million for the acquisition of office premises in Beijing as well as the completed acquisition of the new Wuhan building and the purchase of computers, office equipment, fixtures and furnishings. Our principal capital expenditures in 2014 totaled RMB33.3 million (US$5.4 million), which included the purchase of computers, office equipment and furnishings, and RMB6.6 million (US$1.1 million) for the purchase of intangible assets, such as computer software.

Capital expenditures in 2014 were funded through operating cash flows and our existing capital resources, and we expect to continue to fund our capital expenditures through these means. Our capital expenditure plans for 2015 have not yet been fixed, but we intend to purchase office space, office furnishings, computers and technology-related equipment.

In January 2015, we entered into an agreement to acquire approximately 1,615 square meters of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB42.0 million (US$6.8 million), which was paid to the seller in the first quarter of 2015. The purchase was funded from our existing cash resources.

In February 2015, we entered into definitive agreements related to acquisitions and investments in some target companies. These companies include an established recruitment website focused on new college graduates and students in China, and providers of professional assessment, training and human resources consulting services in China. These investments will be funded from our existing cash resources, and the total consideration is expected to be up to RMB270 million (US$43.5 million), subject to closing conditions and adjustments, if any. We expect closing for these transactions to occur in the second quarter of 2015.

Our Offerings and ADS Repurchases

We completed our initial public offering of 6,037,500 American depositary shares, or ADSs, and on September 29, 2004, the trading of our ADSs commenced on the NASDAQ Global Select Market under the symbol “JOBS.”

In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes due 2019. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019. The notes may be converted based on an initial conversion rate of 11.6976 ADSs per US$1,000 principal amount of the notes (which represents an initial conversion price of US$85.49 per ADS). The conversion rate is subject to adjustment in some events. Following the change in the ratio of our common shares to ADSs from 2:1 to 1:1 effective August 8, 2014, the initial conversion rate was adjusted to 23.3952 ADSs per US$1,000 principal amount of the notes (which represents an adjusted initial conversion price of approximately $42.74 per ADS).

In September 2008, we announced a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees. In June 2014, we approved an increase to the size of the share repurchase program from US$25 million to US$75 million. In 2014, we purchased 799,293 ADSs through open-market transactions for an aggregate consideration of approximately US$25 million, including transaction fees. See “Item 16E. — Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 62.4% of our revenues in 2012, 64.7% of our revenues in 2013 and 65.8% of our revenues in 2014. Our print advertising business generated 7.0% of our revenues in 2012, 3.0% of our revenues in 2013 and 0.7% of our revenues in 2014. Other human resource related services generated 30.6% of our revenues in 2012, 32.3% of our revenues in 2013 and 33.5% of our revenues in 2014.

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

We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 84 million user accounts established since the launch of our website in 1999 and approximately 75 million resumés posted online as of December 31, 2014. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

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

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2012	2013	2014
Estimated unique employers using online recruitment services	272,322	333,973	388,158

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

Print Advertising — 51job Weekly. 51job Weekly is a city-specific recruitment advertising publication which is published once a week and is distributed as an insert in a local newspaper and/or on a stand-alone basis. 51job Weekly contains recruitment advertisements for the full range of job categories that are available on our www.51job.com website. Advertisements placed in 51job Weekly are primarily in Chinese language. 51job Weekly recruitment advertisements come in a variety of formats, from large, multi-color advertisements using graphics and corporate trademarks to simple text job announcements. The advertising fees that we charge depend on a variety of factors, including the size, placement, format, and use of color and graphics in the advertisement, the length of time the advertisement is to appear, and the city in which the advertisement is placed.

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

	2012	2013	2014
Estimated number of print advertising pages(1)	2,742	1,492	275
Number of cities where 51job Weekly was published(2)	7	2	1

(1)             For the years ended December 31, 2012, 2013 and 2014.

(2)             As of December 31, 2012, 2013 and 2014.

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

None of the well-established nationwide Internet portals, search engines and online classified websites, such as 58.com, Baidu.com, NetEase.com, QQ.com, Sina.com and Sohu.com, are dedicated providers of recruitment advertising or other human resource products, and each offers a wide variety of other online services. However, any or all of our online competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. In the future, we may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. For example, LinkedIn, a leading professional network, introduced a Chinese language version of their website in China in February 2014. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2014, we employed approximately 3,400 sales and account management representatives that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new services and products.

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

We have registered trademarks, including 前程无忧, 前程, 51job.com, 无忧工作网, 网才 and eSearch, with the Trademark Office of the SAIC. In January 2010, 前程无忧 was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the SAIC.

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

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005, jointly promulgated by the MHRSS, the MOFCOM and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. In August 2006, the PRC government increased the foreign ownership percentage limitation to up to 70% under certain circumstances. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

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

The principal regulations governing foreign ownership in Internet content providers in China include:

•                       Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•                       Foreign Investment Industry Guidance Catalogue (2015), which will become effective on April 10, 2015.

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

In addition, the MIIT, issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice, in July 2006. According to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. For those who are not in compliance with the above requirements and fail to rectify the non-compliance within the period set by the provincial communications administration bureaus, the bureaus may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”

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

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Under the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall bear joint and several liability for any violation of the PRC Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. The MHRSS promulgated the Interim Provisions on Labor Dispatch, effective March 1, 2014, which clarified the use of the labor dispatch employment model, required revisions to the content in labor dispatch contracts and instituted a 10% maximum limit of dispatched workers to total workforce for companies in China while providing a two-year transition period for compliance.

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

Regulations Relating to Internet Privacy

The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting personal information of their users, such collection is subject to the users’ prior consent. Also, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked. Under the Administration Regulation on the Internet BBS Service, Internet content providers that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless the law requires such disclosure. The regulations further authorize the relevant telecommunications authorities to order Internet content providers to rectify an unauthorized disclosure. Internet content providers could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users. Under the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, telecommunications services operators and Internet information services providers shall formulate the rules for collection and use of users’ personal information and publish such rules in their business or service premises or on their websites. Without the consent of users, no telecommunications services operator or Internet information services provider may collect and use users’ personal information. When collecting and using users’ personal information, telecommunications services operators and Internet information services providers shall clearly inform users of the purpose, manner and scope for collection and use of information, the channels for inquiry and correction of information, the consequences from refusal to provide information and other relevant matters. Telecommunications services operators and Internet information services providers shall not collect users’ personal information other than that necessary for providing services, or use information for purposes other than the provision of services; and shall not collect and use information by fraud, misleading, coercion or any other means or in violation of laws, administrative regulations or agreements between both sides. To comply with these regulations, we provide subscribers to our website with a range of confidentiality options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these subscribers in accordance with their instructions.

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

The SAFE promulgated the Circular on the Relevant Operating Issues Regarding Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign-invested company from converting its registered capital in foreign exchange currency into Renminbi for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

Under Circular 75 issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person (e.g., a PRC citizen or a foreign citizen who resides primarily in China), shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an overseas special purpose vehicle, or engages in overseas financing after contributing assets or equity interests to an overseas special purpose vehicle, such PRC resident shall register his or her interest in the overseas special purpose vehicle and the change thereof with the local SAFE branch; and (iii) when the overseas special purpose vehicle undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of overseas special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

SAFE promulgated Circular 37 on July 4, 2014, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to the Notice on Further Simplify and Improve Administrative Policies regarding Foreign Direct Investment issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations (other than make-up registrations) will be handled by the authorized local banks instead of the local SAFE branches.

Under Circular 37, in the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and adversely impact our business and prospects.”

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

(2)             Includes Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary of Tech JV which conducts human resource services.

Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng’s ownership of Wuhan AdCo, each 51net and Qian Cheng effectively holds 50% of the equity interest in Tech JV.

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

D.                Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 5,940 square meters in Wuhan. We also maintain a large sales office in downtown Shanghai comprising approximately 1,615 square meters. In addition, we lease space for our network of sales offices in Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Fuzhou, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 27,500 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In July 2013, we completed the acquisition of a new office building comprising approximately 12,900 square meters in Wuhan to accommodate the expansion of our call center operations. The total purchase price for the building was RMB72.0 million with installment payments made in 2011 and 2012. We will incur additional costs to prepare the building for occupancy in 2015. The purchase was funded through operating cash flows and existing capital resources.

In December 2013, we completed the purchase of approximately 6,120 square meters of office space in Beijing to house our local sales office and operations for a total purchase price of RMB164.9 million. The purchase was funded through operating cash flows and existing capital resources.

In January 2015, we entered into an agreement to acquire approximately 1,615 square meters of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB42.0 million (US$6.8 million), which was paid to the seller in the first quarter of 2015. The purchase was funded from our existing cash resources.

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

We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2014, our online recruitment services and print advertising businesses generated 65.8% and 0.7% of our revenues, respectively. Other human resource related services generated 33.5% of our revenues in 2014.

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

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. If there are slowdowns or other adverse developments in China’s economic growth in the future, we may experience material changes in market demand and customer spending, each of which would adversely affect our financial condition and operating results, such as negative or lower revenue growth rates, margin contraction and decreased profitability.

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

•                       Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 649 million in 2014, ranking China as the largest market of Internet users in the world. We believe that continued development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our recruitment advertising services, which is comprised of our online recruitment and print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2012	2013	2014

Revenues:
Online recruitment services	62.4%	64.7%	65.8%
Print advertising	7.0	3.0	0.7
Other human resource related revenues	30.6	32.3	33.5

Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2012 compared to 2011	2013 compared to 2012	2014 compared to 2013

Online recruitment services	17.5%	14.9%	15.1%
Print advertising	(49.5)	(51.5)	(72.1)
Other human resource related revenues	29.2	16.8	17.3
Total revenues	10.4%	10.9%	13.2%

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

We expect the growth of our online recruitment services revenues will be driven primarily by a greater number of unique employers using these services and complemented by up-selling efforts and potential price increases over time. In addition, two opposing trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer, which occurred in 2013 and 2014. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically mitigated or offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

We define a unique employer as a customer that purchases our online recruitment services during a specified period. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data. We cannot assure you that our methodology, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of actual numbers of customers.

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

Our print advertising revenues are primarily affected by the number of print advertising pages and the fees that we charge. The advertising rates that we charge vary and depend on a number of factors including the size, placement, format and use of color and graphics in the advertisement and the length of time the advertisement is to appear. In recent years, we believe the growing acceptance of online recruitment services by employers has limited the demand and future use of print advertising services for recruitment purposes. As a result, we have been redirecting our efforts and resources away from print advertising services including the discontinuation of print operations in seven cities in 2012, five cities in 2013 and one city in 2014.

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

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our training services, we receive a registration fee per each participant who attends our seminars and workshops. For our campus recruitment services, we charge employers fees for preparing a customized campus recruitment strategic plan, promoting their image to students and schools, and handling on-campus logistics and administrative tasks. For engaging our executive search and placement services, we charge a total assignment fee, which may include a minimum upfront retainer, based on a percentage of the successful candidate’s annual or monthly compensation. In addition, we also charge enterprises for purchasing our studies and reports on compensation and other human resource topics, for participating in our industry conferences and for utilizing our assessment services. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising services over time.

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

Net Revenues and Business Taxes

Our net revenues reflect the impact of VAT as well as PRC business tax and other related surcharges which are levied on our revenues, after certain deductions, generated from services we provide in China.

In 2012, China implemented a pilot program replacing business tax with VAT in Shanghai. Effective January 1, 2012, companies providing services in the transportation industry or in modern services selected for the pilot program in Shanghai are subject to and pay VAT rather than business tax. The pilot program has been implemented nationwide since August 1, 2013. As of December 31, 2014, revenues in most of our PRC subsidiaries had become subject to VAT at a rate of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against our VAT liability.

For our PRC subsidiaries whose revenues are not subject to VAT, these entities pay a PRC business tax of 5% after certain deductions. In our consolidated statements of operations and comprehensive income, business taxes and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.

Costs

We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2012	2013	2014
Cost of services	(28.0)%	(27.5)%	(27.1)%
Total operating expenses	(38.5)%	(42.1)%	(44.3)%

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

We decreased our cost of services as a percentage of net revenues from 2012 to 2014 primarily through greater economies of scale as well as improved efficiency and productivity. In addition, our printing related expenses decreased in 2012, 2013 and 2014 due to the termination of print operations in seven cities, five cities and one city, respectively. We maintained print operations in the city of Xian as of December 31, 2014.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2012	2013	2014

Operating expenses:
Sales and marketing	(25.6)%	(28.6)%	(30.7)%
General and administrative	(12.9)	(13.5)	(13.6)
Total operating expenses	(38.5)%	(42.1)%	(44.3)%

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including customer demand, competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. From 2012 to 2014, our sales and marketing expenses as a percentage of our net revenues increased primarily due to greater headcount additions and spending on marketing activities focused on driving new customer acquisition. We expect to invest further resources to strengthen our market position and brand.

Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. From 2012 to 2014, our general and administrative expenses as a percentage of net revenues increased primarily due to greater share-based compensation, office and depreciation expenses which outpaced revenue growth and was also impacted by the revenue decline of the print advertising business. As we expand our business and improve our operating and management efficiencies, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term, but due to significant uncertainties, we cannot assure you of our ability to do so.

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

PRC

In March 2007, the National People’s Congress enacted the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law and became subject to a preferential tax rate of 15%. In 2012, its preferential tax status was renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a “High and New Technology Enterprise” when it is subject to reevaluation in 2015 or any time in the future.

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

Moreover, under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2014, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.”

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. Our significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, fair values of options to purchase our common shares, fair values of our convertible senior notes and other financial instruments, estimated useful lives of property and equipment and intangible assets, consolidation of our variable interest entities and deferred tax valuation allowance. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists our management in making business decisions.

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

We had deferred tax assets, net of valuation allowance, of RMB8.6 million, RMB10.4 million and RMB10.3 million (US$1.7 million) as of December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2012, 2013 and 2014, we recognized aggregate valuation allowances of RMB0.5 million, RMB0.5 million and RMB0.5 million (US$0.1 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 “Income Taxes — Overall — Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2012, 2013 and 2014, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

We recognize fees received from providing other human resource related services as revenue when (i) persuasive evidence of an agreement exists; (ii) services are rendered; (iii) the sales price and terms are fixed or determinable; and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB50.5 million in 2012, RMB64.9 million in 2013 and RMB81.4 million (US$13.1 million) in 2014 in connection with the grant of options to our employees, executives and directors.

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

We have entered into contractual arrangements with Qian Cheng and Run An under which we bear all of their economic risks and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng and Run An under ASC 810 “Consolidation,” or ASC 810. Qian Cheng is wholly owned by Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, PRC nationals and executive officers of our company.

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

We assess impairment for long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment.” We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2012, 2013 and 2014. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB17.5 million, RMB44.2 million and RMB58.3 million (US$9.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively. We cannot assure you if or when we will receive such government subsidies in the future.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board, or FASB”, issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” or ASU 2014-08. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for us in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” or ASU 2014-09. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” or ASU 2015-02. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. For private companies and not-for-profit organizations, the ASU will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	943,432	65.2	1,084,448	67.4	1,248,101	68.1
Print advertising	105,309	7.3	51,023	3.2	14,247	0.7
Other human resource related revenues	463,508	32.0	541,270	33.6	634,945	34.7
Total revenues	1,512,249	104.5	1,676,741	104.2	1,897,293	103.5
Less: Business and related taxes	(64,911)	(4.5)	(68,073)	(4.2)	(64,840)	(3.5)
Net revenues	1,447,338	100.0	1,608,668	100.0	1,832,453	100.0
Cost of services(1)	(405,233)	(28.0)	(442,454)	(27.5)	(496,000)	(27.1)
Gross profit	1,042,105	72.0	1,166,214	72.5	1,336,453	72.9
Operating expenses(1):
Sales and marketing	(370,100)	(25.6)	(459,802)	(28.6)	(563,565)	(30.7)
General and administrative	(186,460)	(12.9)	(217,765)	(13.5)	(249,275)	(13.6)
Total operating expenses	(556,560)	(38.5)	(677,567)	(42.1)	(812,840)	(44.3)
Income from operations	485,545	33.5	488,647	30.4	523,613	28.6
(Loss) Gain from foreign currency translation	(447)	(0.0)	(6,522)	(0.4)	10,039	0.5
Interest and investment income, net	61,653	4.3	75,301	4.7	88,739	4.8
Convertible senior notes issuance costs	—	—	—	—	(47,522)	(2.6)
Change in fair value of convertible notes	—	—	—	—	(55,355)	(3.0)
Change in fair value of zero-strike call options	—	—	—	—	(24,874)	(1.3)
Other income, net	18,934	1.3	43,522	2.7	57,305	3.1
Income before income tax expense	565,685	39.1	600,948	37.4	551,945	30.1
Income tax expense	(95,579)	(6.6)	(100,308)	(6.3)	(113,035)	(6.1)
Net income	470,106	32.5	500,640	31.1	438,910	24.0

(1) Share-based compensation:
Included in cost of services	(7,870)	(0.5)	(10,391)	(0.6)	(12,997)	(0.7)
Included in operating expenses:
Sales and marketing	(6,766)	(0.5)	(8,933)	(0.6)	(11,173)	(0.6)
General and administrative	(35,902)	(2.5)	(45,534)	(2.8)	(57,210)	(3.1)

2014 Compared to 2013

Total Revenues. Our total revenues increased 13.2% to RMB1,897.3 million (US$305.8 million) in 2014 from RMB1,676.7 million in 2013. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                       Online Recruitment Services. Our online recruitment services revenues increased 15.1% to RMB1,248.1 million (US$201.2 million) in 2014 from RMB1,084.4 million in 2013. The growth was principally due to an increase in the number of unique employers using our online recruitment services, which was partially offset by the impact of a government policy change from business tax to VAT effective June 1, 2014 that increased taxation and reduced the amount of online revenues we recognize, as well as a decrease in average revenue per unique employer. We estimate that the number of unique employers increased 16.2% to 388,158 in 2014 from 333,973 in 2013 and was primary due to greater efforts by our expanded salesforce to attract new customers and increased adoption of online recruitment services by employers. Although the prices we charged for our online services were relatively unchanged in 2014, our average revenue per unique employer decreased 1.0% in 2014 from 2013, mainly due to the increased proportion of new or small customers, who generally purchase introductory or lower priced services, to the total customer base, and the impact of the VAT policy change.

•                       Print Advertising. Our print advertising revenues decreased 72.1% to RMB14.2 million (US$2.3 million) in 2014 from RMB51.0 million in 2013. This decline was primarily the result of the continued execution of our strategic plan to transition away from the print advertising business. We estimate that the number of print advertising pages decreased 81.6% to 275 in 2014 from 1,492 in 2013. We terminated the publication of 51job Weekly in one city in 2014, and we provide print advertising services in only one city, Xian, as of December 31, 2014.

•                       Other Human Resource Related Revenues. Our revenues from other human resource related services increased 17.3% to RMB634.9 million (US$102.3 million) in 2014 from RMB541.3 million in 2013. This growth was primarily driven by increased usage of our business process outsourcing, training and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 13.9% to RMB1,832.5 million (US$295.3 million) in 2014 from RMB1,608.7 million in 2013. As of December 31, 2014, most of our PRC subsidiaries are subject to VAT which is reflected directly in the recognition of net revenues, instead of business tax which is deducted from gross revenues to arrive at net revenues. Our net revenues were less amounts paid as business taxes of RMB64.8 million (US$10.5 million) in 2014 and RMB68.1 million in 2013. We expect business tax to decrease as we transition to the implementation of VAT on revenues.

Cost of Services. Our cost of services increased 12.1% to RMB496.0 million (US$79.9 million) in 2014 from RMB442.5 million in 2013. This increase was mainly driven by higher employee compensation, headcount additions and greater subcontracting expenses in 2014, which was partially offset by a decrease in printing related expenses. However, our cost of services as a percentage of net revenues decreased in 2014 primarily due to improved operating efficiency. Our cost of services in 2014 also included an increase in share-based compensation expense to RMB13.0 million (US$2.1 million) compared with RMB10.4 million in 2013.

Gross Profit. As a result of the above factors, our gross profit increased 14.6% to RMB1,336.5 million (US$215.4 million) in 2014 from RMB1,166.2 million in 2013. Our gross profit margin, which is our gross profit as a percentage of net revenues, increased to 72.9% in 2014 compared with 72.5% in 2013.

Operating Expenses. Our total operating expenses increased 20.0% to RMB812.8 million (US$131.0 million) in 2014 from RMB677.6 million in 2013. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                       Sales and Marketing Expenses. Our sales and marketing expenses increased 22.6% to RMB563.6 million (US$90.8 million) in 2014 from RMB459.8 million in 2013. This increase was primarily due to higher employee compensation expenses, the net addition of approximately 450 salespeople and greater expenditures on advertising campaigns, branding activities and customer events. Our advertising and promotion expenses increased 33.4% to RMB107.1 million (US$17.3 million) in 2014 from RMB80.3 million in 2013. Our sales and marketing expenses in 2014 included an increase in share-based compensation expense to RMB11.2 million (US$1.8 million) compared with RMB8.9 million in 2013.

•                       General and Administrative Expenses. Our general and administrative expenses increased 14.5% to RMB249.3 million (US$40.2 million) in 2014 from RMB217.8 million in 2013. This increase was primarily due to higher employee compensation, depreciation, office expenses and professional services fees. Our general and administrative expenses in 2014 included an increase in share-based compensation expense to RMB57.2 million (US$9.2 million) compared with RMB45.5 million in 2013.

(Loss) Gain from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB10.0 million (US$1.6 million) in 2014 compared with a loss of RMB6.5 million in 2013. The gain was due to the depreciation of the Renminbi against the U.S. dollar which increased the value of our U.S. dollar balance when translated into Renminbi. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income increased 17.8% to RMB88.7 million (US$14.3 million) in 2014 from RMB75.3 million in 2013 primarily due to higher average balances in our interest bearing bank deposits, which was partially offset by RMB25.1 million (US$4.0 million) in interest expenses associated with the convertible senior notes in 2014.

Convertible Senior Notes Issuance Costs. We incurred RMB47.5 million (US$7.7 million) in costs associated with our issuance of convertible senior notes in April 2014. These issuance costs are primarily comprised of underwriting fees, legal expenses and other professional services fees,

Change in Fair Value of Convertible Notes. We recorded a loss of RMB55.4 million (US$8.9 million) in 2014 associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Change in Fair Value of Zero-Strike Call Options. We recorded a loss of RMB24.9 million (US$4.0 million) in 2014 associated with the change in fair value of the zero-strike call options, primarily as a result of the difference in the market price of our ADSs underlying the options during the period.

Other Income, Net. Other income increased 31.7% to RMB57.3 million (US$9.2 million) in 2014 compared to RMB43.5 million in 2013 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB58.3 million (US$9.4 million) in 2014 compared with RMB44.2 million in 2013.

Income Tax Expense. Our income tax expense increased 12.7% to RMB113.0 million (US$18.2 million) in 2014 compared with RMB100.3 million in 2013. Our effective tax rate increased to 20.5% in 2014 compared with 16.7% in 2013 primarily due to an increase in non-tax deductible items, such as the changes in fair value of convertible notes and zero-strike call options, which comprised a material portion of the income before income tax base.

Net Income. As a result of the above factors, our net income decreased 12.3% to RMB438.9 million (US$70.7 million) in 2014 from RMB500.6 million in 2013.

2013 Compared to 2012

Total Revenues. Our total revenues increased 10.9% to RMB1,676.7 million in 2013 from RMB1,512.2 million in 2012. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                       Online Recruitment Services. Our online recruitment services revenues increased 14.9% to RMB1,084.4 million in 2013 from RMB943.4 million in 2012. The growth was principally due to an increase in the number of unique employers using our online recruitment services, which was partially offset by a decrease in average revenue per unique employer. We estimate that the number of unique employers increased 22.6% to 333,973 in 2013 from 272,322 in 2012 and was mainly driven by strengthened customer acquisition efforts and increased usage of online recruitment services by employers. Although the prices we charged for our online services were relatively unchanged in 2013, our average revenue per unique employer decreased 6.3% in 2013 from 2012, primarily driven by the greater contribution of new or small customers who generally purchase introductory or lower priced services.

•                       Print Advertising. Our print advertising revenues decreased 51.5% to RMB51.0 million in 2013 from RMB105.3 million in 2012. This decline was primarily the result of our ongoing transition in business focus away from print advertising services as employers increase adoption of online recruitment services. We estimate that the number of print advertising pages decreased 45.6% to 1,492 in 2013 from 2,742 in 2012. Due to our strategic decision to discontinue certain newspaper editions, we terminated the publication of 51job Weekly in five cities in 2013 and decreased the number of cities where we provide print advertising services to two as of December 31, 2013.

•                       Other Human Resource Related Revenues. Our revenues from other human resource related services increased 16.8% to RMB541.3 million in 2013 from RMB463.5 million in 2012. This increase was primarily due to greater customer acceptance and demand for our business process outsourcing, training and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 11.1% to RMB1,608.7 million in 2013 from RMB1,447.3 million in 2012. Our net revenues were less amounts paid as business taxes of RMB68.1 million in 2013 and RMB64.9 million in 2012.

Cost of Services. Our cost of services increased 9.2% to RMB442.5 million in 2013 from RMB405.2 million in 2012. This increase was primarily due to higher employee wages, staff additions and greater subcontracting expenses in 2013, which was partially offset by a decrease in printing related expenses. However, our cost of services as a percentage of net revenues was lower in 2013 mainly driven by greater operating efficiency and productivity. Our cost of services in 2013 also included an increase in share-based compensation expense to RMB10.4 million compared with RMB7.9 million in 2012.

Gross Profit. As a result of the above factors, our gross profit increased 11.9% to RMB1,166.2 million in 2013 from RMB1,042.1 million in 2012. Our gross profit margin increased to 72.5% in 2013 compared with 72.0% in 2012.

Operating Expenses. Our total operating expenses increased 21.7% to RMB677.6 million in 2013 from RMB556.6 million in 2012. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                       Sales and Marketing Expenses. Our sales and marketing expenses increased 24.2% to RMB459.8 million in 2013 from RMB370.1 million in 2012. This increase was principally driven by higher employee compensation expenses, the net addition of nearly 500 salespeople and greater spending on advertising and promotion activities. Our advertising and promotion expenses in 2013 increased 22.3% to RMB80.3 million from RMB65.7 million in 2012. Our sales and marketing expenses in 2013 included an increase in share-based compensation expense to RMB8.9 million compared with RMB6.8 million in 2012.

•                       General and Administrative Expenses. Our general and administrative expenses increased 16.8% to RMB217.8 million in 2013 from RMB186.5 million in 2012. This increase was primarily due to higher employee compensation, rental, office and depreciation expenses. Our general and administrative expenses in 2013 included an increase in share-based compensation expense to RMB45.5 million compared with RMB35.9 million in 2012.

Loss from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB6.5 million in 2013 compared with RMB0.4 million in 2012 due to the appreciation of the Renminbi against the U.S. dollar.

Interest and Investment Income, Net. Our interest and investment income increased 22.1% to RMB75.3 million in 2013 from RMB61.7 million in 2012 due to higher average balances in our interest bearing bank deposits.

Other Income, Net. Other income increased 129.9% to RMB43.5 million in 2013 compared to RMB18.9 million in 2012 mainly due to an increase in financial incentives received from local tax authorities, which totaled RMB44.2 million in 2013 compared with RMB17.5 million in 2012.

Income Tax Expense. Our income tax expense increased 4.9% to RMB100.3 million in 2013 compared with RMB95.6 million in 2012. However, our effective tax rate decreased to 16.7% in 2013 compared with 16.9% in 2012 primarily due to an increase in the proportion of taxable income in 2013 from our entity which is subject to a lower preferential tax rate.

Net Income. As a result of the above factors, our net income increased 6.5% to RMB500.6 million in 2013 from RMB470.1 million in 2012.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were increases of 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for February 2013, 2014 and 2015 were an increase of 3.2%, 2.0% and 1.4%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                Liquidity and Capital Resources

Liquidity

Our liquidity from 2012 to 2014 has been principally affected by net cash generated from operating activities, our purchases of investments, property and equipment, and the issuance of our convertible senior notes.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	574,560	746,611	755,614	121,783
Net cash used in investing activities	(275,073)	(896,784)	(1,378,142)	(222,116)
Net cash provided by financing activities	39,818	99,681	631,220	101,734
Net increase (decrease) in cash	338,858	(57,014)	8,553	1,379

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2014 was RMB755.6 million (US$121.8 million) compared with RMB746.6 million in 2013. The increase was principally driven by an add-back of RMB259.7 million (US$41.9 million) in primarily non-cash items, relating to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible notes and change in fair value of zero-strike call options; an increase in advance from customers of RMB77.2 million (US$12.4 million), primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase; and an increase in other payables and accruals of RMB47.3 million (US$7.6 million), primarily due to an increase in receipts from our customers that will be remitted to third parties. The increase in net cash provided by operating activities in 2014 was partially offset by an increase in prepayments and other current assets of RMB82.7 million (US$13.3 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Our net cash provided by operating activities in 2013 was RMB746.6 million compared with RMB574.6 million in 2012. The increase was principally driven by an add-back of RMB109.6 million in non-cash items, primarily relating to share-based compensation expenses, depreciation expenses and loss from foreign currency translation; an increase in other payables and accruals of RMB109.5 million, primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB73.5 million, primarily due to greater sales of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2013 was partially offset by an increase in prepayments and other current assets of RMB66.1 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB1,378.6 million (US$222.2 million) in 2014 compared with RMB896.8 million in 2013. The increase was primarily due to greater purchases of short-term investments, consisting of certificates of deposit with original maturities between three months and one year.

Our net cash used in investing activities was RMB896.8 million in 2013 compared with RMB275.1 million in 2012. The increase was primarily due to greater purchases of short-term investments, consisting of certificates of deposit with original maturities between three months and one year, as well as an increase in the purchase of property and equipment, consisting primarily of RMB164.9 million paid to purchase premises in Beijing to house our local sales office and operations.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB631.2 million (US$101.7 million) in 2014 compared with RMB99.7 million in 2013 and RMB39.8 million in 2012. In April 2014, we completed an offering of convertible senior notes. We received net proceeds of RMB1,028.0 million (US$165.7 million) from the notes offering, which was partially offset by the payment of zero-strike call options of RMB307.6 million (US$49.6 million). In addition, in 2014, we repurchased 799,293 ADSs in the open market for an aggregate consideration of RMB153.7 million (US$24.8 million), including transaction fees. Our net cash provided by financing activities in 2014 also included proceeds received from the exercise of stock options. From 2012 to 2013, our net cash provided by financing activities were primarily comprised of proceeds received from the exercise of stock options.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2014, we had RMB4,532.4 million (US$730.5 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

As of December 31, 2014, we had RMB1,111.2 million (US$179.1 million) in long-term debt, which consists of the outstanding principal amount of our convertible senior notes. In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019. The notes may be converted into our ADSs at the option of the holders if the conversion criteria are met. In connection with notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options are intended to facilitate privately negotiated transactions by which investors in the notes are able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes.

Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to transfer to us its equity interests in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC legal counsel’s advice as to their enforceability, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

C.                Research and Development, Patents and Licenses, Etc.

We employ a large staff of website designers and software developers to design and update our website and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2012, 2013 or 2014. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                 Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Convertible senior notes with principal and interest	1,218,998	34,785	69,569	1,114,644	—
Operating lease obligations	119,576	40,664	54,149	20,268	4,495
Publication fee obligations	10,000	10,000	—	—	—
Purchase obligations	6,175	6,175	—	—	—
Total	1,354,749	91,624	123,718	1,134,912	4,495

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

Rental expenses incurred under operating leases were RMB39.7 million in 2012, RMB44.5 million in 2013 and RMB46.1 million (US$7.4 million) in 2014.

WFOE, our wholly owned PRC subsidiary, has entered into an exclusive purchase option agreement with the shareholders of Run An. Under this agreement, WFOE has an irrevocable option to purchase all or a portion of the shareholder’s equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. For a detailed description of this exclusive purchase option agreement, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

See “Forward-Looking Statements.”

ITEM 6.                                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	48	Chairman of the board and independent director
Rick Yan	52	Director, chief executive officer, president and secretary
Li-Lan Cheng(1) (2)	50	Independent director
Eric He(1) (3)	45	Independent director
Kazumasa Watanabe	46	Non-executive director
Kathleen Chien	45	Chief operating officer and acting chief financial officer
David Weimin Jin	44	Senior vice president
Tao Wang	52	Vice president

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

Eric He is a director of our company. Mr. He has been an independent director of our company since July 2014. Mr. He currently serves as the chief financial officer of YY Inc., an interactive social platform company in China listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

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

Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, she was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., she completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community. Ms. Chien currently serves as a board member of ChinaCache International Holdings Ltd., an Internet content and application delivery services provider in China listed on the NASDAQ Stock Market, and Vipshop Holdings Ltd., a leading online discount retailer for brands in China listed on the New York Stock Exchange. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley.

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

B.                Compensation

Compensation of Directors and Executive Officers

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2014, the aggregate cash compensation to our non-executive directors as a group was approximately US$82,500 (RMB511,880). In 2014, we granted options to acquire 60,000 common shares to an independent director. See “— Stock-Based Compensation Plans” below.

For the year ended December 31, 2014, the aggregate cash compensation to our executive officers as a group was approximately RMB11.3 million (US$1.8 million). We granted options to acquire an aggregate of 394,464 common shares to our executive officers in 2014.

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

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2012
Rick Yan	100,032	23.785	May 18, 2012	May 17, 2018
Kathleen Chien	100,032	23.785	May 18, 2012	May 17, 2018
David Weimin Jin	81,600	23.785	May 18, 2012	May 17, 2018
Tao Wang	64,800	23.785	May 18, 2012	May 17, 2018
Other employees and individuals	974,400	23.785	May 18, 2012	May 17, 2018
	1,320,864

Granted in 2013
Rick Yan	100,032	30.14	May 29, 2013	May 28, 2019
Kathleen Chien	100,032	30.14	May 29, 2013	May 28, 2019
David Weimin Jin	81,600	30.14	May 29, 2013	May 28, 2019
Li-Lan Cheng	60,000	30.14	May 29, 2013	May 28, 2019
Kazumasa Watanabe	60,000	30.14	May 29, 2013	May 28, 2019
Tao Wang	60,000	30.14	May 29, 2013	May 28, 2019
Other employees and individuals	902,400	30.14	May 29, 2013	May 28, 2019
	1,364,064

Granted in 2014
Rick Yan	100,032	30.69	May 20, 2014	May 19, 2020
Kathleen Chien	100,032	30.69	May 20, 2014	May 19, 2020
David Weimin Jin	79,200	30.69	May 20, 2014	May 19, 2020
Eric He	60,000	32.98	July 1, 2014	June 30, 2020
Tao Wang	60,000	30.69	May 20, 2014	May 19, 2020
Other employees and individuals	904,800	30.69	May 20, 2014	May 19, 2020
	1,304,064

C.                Board Practices

The directors will hold office until the next annual general meeting of shareholders and until such director’s successor is duly elected and qualified, or until such director’s death, resignation or removal. We have no specific policy with respect to director attendance at our board meetings, committee meetings or annual general meetings of shareholders.

Board Committees

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to the board of directors regarding the appointment of our independent registered public accounting firm, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee charter requires its members to satisfy applicable NASDAQ Stock Market corporate governance rules on independence. The members of our audit committee are David K. Chao, who acts as the chairman of our audit committee, Li-Lan Cheng and Eric He. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become members of our board of directors and in determining the composition of the board and its committees. The current members of our nominating and corporate governance committee are Eric He, who acts as the chairman of our nominating and corporate governance committee, and David K. Chao. Our board of directors has determined that all members of our nominating and corporate governance committee are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meets the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

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

Under our memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company and must not have acted in a manner willfully or grossly negligent, and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.

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

D.                Employees

We had 4,980 employees, 5,499 employees and 6,123 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2014.

Sales and account management	3,360
Customer service and production	1,240
Technology and online operations	767
Search and training consultants	195
Marketing and merchandising	144
General and administrative	417
Total	6,123	*

*                     Includes 452 temporary, part-time and contract employees.

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

ITEM 7.                                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2015, unless otherwise stated:

•                       by each of our directors and executive officers; and

•                       each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 59,007,072 common shares outstanding as of February 28, 2015 and the number of common shares underlying options that have vested or will vest within 60 days after February 28, 2015. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%

Directors and executive officers:
Rick Yan	12,946,515	21.8
Kathleen Chien	1,792,234	3.0
David K. Chao(1)	*	*
Tao Wang	*	*
David Weimin Jin	*	*
Kazumasa Watanabe(2)	*	*
Li-Lan Cheng	*	*
Eric He	*	*
All directors and executive officers as a group	15,400,240	25.5

Principal shareholders:
Recruit Holdings Co., Ltd.(2)	23,385,231	39.6
Rick Yan	12,946,515	21.8

*                     Less than 1% of our total outstanding common shares.

(1)             The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)             The address of Kazumasa Watanabe and Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

As of February 28, 2015, 2,354,244 of our common shares, representing approximately 4% of our common shares outstanding, were beneficially owned by a total of seven holders of record with addresses in the United States. As of the same date, 23,073,813 of our ADSs (each representing one common share), or approximately 39% of our common shares outstanding, were held by a total of six registered holders of record with addresses in the United States. Since certain of these common shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or their country of residence.

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2012, 2013 and 2014. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007 and valid to September 11, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2012, 2013 and 2014. The technical and consulting service agreement may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

Equity Pledge Agreement

As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE under an equity pledge agreement. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. The shareholders of Run An have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Run An equity pledge agreement. The equity pledge agreement was entered into on January 27, 2014 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and between WFOE and Qian Cheng’s shareholders in May 2004. This pledge agreement was registered with the relevant bureau of the SAIC in Beijing in March 2014.

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

Other Agreements

Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007 and valid to September 11, 2017 with David Weimin Jin and Tao Wang with the sole and exclusive purpose to fund the capitalization of Run An. A loan amount of RMB3.0 million was provided to each individual to acquire a 50% equity interest in Run An. The loans can be repaid only with the proceeds received from the transfer of the shareholders’ equity interest in Run An to Tech JV or its designee. The term of the interest-free loan agreements may be extended upon written consent of the parties.

Call Option Agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1.2 million or, if such purchase price is not permissible under the applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in AdCo’s subsidiaries at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2014, there were outstanding options to purchase an aggregate of 5,688,594 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

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

ITEM 9.                                    THE OFFER AND LISTING

A.                Offer and Listing Details

Our ADSs have been trading on the NASDAQ Global Select Market since September 29, 2004 under the symbol “JOBS.”

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods presented. All prices have been retroactively adjusted to reflect the current ADS to common share ratio of one ADS to one common share for all periods presented.

	Trading price
	High	Low
	US$	US$
Annual highs and lows
2010	27.75	7.66
2011	34.90	18.31
2012	31.98	17.00
2013	40.00	23.64
2014	43.00	29.24

Quarterly highs and lows
First quarter 2013	30.50	23.64
Second quarter 2013	34.00	27.58
Third quarter 2013	36.04	30.48
Fourth quarter 2013	40.00	34.34
First quarter 2014	43.00	34.57
Second quarter 2014	37.00	29.50
Third quarter 2014	38.56	29.83
Fourth quarter 2014	36.88	29.24

Monthly highs and lows
September 2014	36.30	29.83
October 2014	31.24	29.24
November 2014	36.88	30.57
December 2014	36.88	32.84
January 2015	38.12	33.62
February 2015	36.89	32.43
March 2015 (through March 27)	36.74	30.80

B.                Plan of Distribution

Not applicable.

C.                Markets

Our ADSs have been trading on the NASDAQ Global Select Market since September 29, 2004 under the symbol “JOBS.”

D.                Selling Shareholders

Not applicable.

E.                Dilution

Not applicable.

F.                 Expenses of the Issue

Not applicable.

ITEM 10.                             ADDITIONAL INFORMATION

A.                Share Capital

Not applicable.

B.                Memorandum and Articles of Association

Our shareholders adopted our amended and restated memorandum and articles of association at an extraordinary shareholder meeting on April 26, 2004 and approved an amendment by special resolution passed at an extraordinary shareholder meeting on June 20, 2014.

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

People’s Republic of China Taxation

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. The Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether: (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of other offshore enterprises as well. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to us, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered a PRC resident enterprise under the EIT Law, we may be subject to the uniform 25% EIT rate as to our global income.

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

Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, a U.S. Holder may be subject to PRC withholding taxes on dividends paid with respect to the ADSs or common shares. See “— People’s Republic of China Taxation.” Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Dividends paid on the ADSs or common shares will be treated as income from sources outside the United States and generally will constitute “passive category income” for U.S. foreign tax credit limitation purposes. Furthermore, in certain circumstances, if a U.S. Holder has held the ADSs or common shares for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or common shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2014, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a material risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2014 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

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

If we are a PFIC for any taxable year and any of our subsidiaries or affiliated entities is also a PFIC (a “lower-tier PFIC”), a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to any of our subsidiaries or affiliated entities.

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

F.                 Dividends and Paying Agents

Not applicable.

G.               Statements by Experts

Not applicable.

H.               Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 and prospectus under the Securities Act with respect to our ADSs.

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

ITEM 11.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2014, we had cash, restricted cash and short-term investments totaling RMB4,532.4 million (US$730.5 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB11.4 million (US$1.8 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2014.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2014, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenue-generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar increased 1.0% in 2012 and 2.8% in 2013 but decreased 2.5% in 2014. Correspondingly, we recognized a loss from foreign currency translation of RMB0.4 million in 2012, a loss of RMB6.5 million in 2013 and a gain of RMB10.0 million (US$1.6 million) in 2014. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a portion of our assets are denominated in U.S. dollars, future upward revaluations of the Renminbi could result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollars as of December 31, 2014, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB22.8 million (US$3.7 million) in our cash, restricted cash and short-term investments. Based on the amount of convertible senior notes denominated in U.S. dollars as of December 31, 2014, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB112.7 million (US$18.2 million) in our convertible senior notes.

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

Fees and Payments from the Depositary to Us

In 2014, we received from our depositary, JPMorgan Chase Bank, a reimbursement of US$84,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. The amount of such reimbursements is subject to certain limits.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has concluded that Messrs. David K. Chao, Li-Lan Cheng and Eric He, the three independent directors of our company, each meet the criteria of “audit committee financial expert” as established by the SEC. See “Item 6. — Directors, Senior Management and Employees — Board Practices.”

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit fees and audit-related fees in connection with the professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. Audit fees relate to aggregate fees billed for the audit of our annual financial statements and the review of our quarterly financial results. Audit-related fees are associated with assurance and related services provided by our auditors. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2013	2014	2014
	RMB	RMB	US$
	(in thousands)
Audit fees	4,189	4,365	704
Audit-related fees	888	—	—

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

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees.

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2014, we purchased 799,293 ADSs through open-market transactions for an aggregate consideration of approximately US$25 million, including transaction fees.

The following table sets forth certain information related to purchases from the open market made by us of our ADSs under the program in 2014:

Period	Total number of ADSs purchased	Average price paid per ADS		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB(1)		US$	RMB(1)
July 2014	23,800	34.17	212.01	2,054,458	63,201,000	392,137,000
August 2014	1,300	34.22	212.32	2,055,758	63,157,000	391,864,000
September 2014	425,400	32.00	198.55	2,481,158	49,544,000	307,401,000
October 2014	348,793	30.26	187.75	2,829,951	38,990,000	241,917,000

(1)             The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Board on December 31, 2014, which was US$1.00 to RMB6.2046. See “Introduction” and “Part I. — Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

In April 2014, we used approximately US$50 million of the net proceeds from our offering of convertible senior notes to enter into zero-strike call option transactions with counterparties to purchase our own ADSs. The call options expire soon after the maturity date of the convertible senior notes in 2019 or when the counterparties request early settlement. In total, we will receive 1,462,204 ADSs through these call options. In 2014, 76,000 ADSs were early settled and retired.

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

ITEM 18.          FINANCIAL STATEMENTS

The consolidated financial statements for 51job, Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.          EXHIBIT INDEX

Exhibit number	Description of document
1.1*	Amended and Restated Memorandum and Articles of Association, as amended as of June 20, 2014
2.1

Specimen of Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2

Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3

Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 18, 2014)

4.1	2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)
4.2	2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)
4.3

Form of Employment, Confidential Information and Invention Assignment Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5

Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.6

Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.7

English Translation of Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.8

English Translation of Supplement Agreement to Technical and Consulting Service Agreement dated as of January 27, 2014 between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

Exhibit number	Description of document
4.9

English Translation of Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.10

English Translation of Equity Pledge Agreement dated as of January 27, 2014 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.11

English Translation of Investment Capital Transfer Agreement dated as of September 11, 2007 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.12

English Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.13

English Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 12, 2012)

4.14

English Translation of Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.15

English Translation of Supplement Agreement II to Call Option Agreement dated as of August 1, 2012, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 12, 2013)

4.16

English Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.17

English Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.18

English Translation of Power of Attorney issued by David Weimin Jin on January 27, 2014 (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.19

English Translation of Power of Attorney issued by Tao Wang on January 27, 2014 (incorporated by reference to Exhibit 4.19 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.20

English Translation of Exclusive Purchase Option Agreement dated as of January 27, 2014 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

Exhibit number	Description of document
8.1*	List of subsidiaries and affiliated entities of 51job, Inc.
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder
15.2*	Consent of Jun He Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 31, 2015

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 31, 2015

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

		2012	2013	2014	2014
	Note	RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share, per share and per ADS data)
Revenues:
Online recruitment services		943,432	1,084,448	1,248,101	201,157
Print advertising		105,309	51,023	14,247	2,296
Other human resource related revenues		463,508	541,270	634,945	102,335
Total revenues		1,512,249	1,676,741	1,897,293	305,788
Less: Business and related taxes	2(j)	(64,911)	(68,073)	(64,840)	(10,450)
Net revenues		1,447,338	1,608,668	1,832,453	295,338
Cost of services(1)	2(k)	(405,233)	(442,454)	(496,000)	(79,941)
Gross profit		1,042,105	1,166,214	1,336,453	215,397
Operating expenses(1):
Sales and marketing	2(l)	(370,100)	(459,802)	(563,565)	(90,830)
General and administrative		(186,460)	(217,765)	(249,275)	(40,176)
Total operating expenses		(556,560)	(677,567)	(812,840)	(131,006)
Income from operations		485,545	488,647	523,613	84,391
(Loss) Gain from foreign currency translation		(447)	(6,522)	10,039	1,618
Interest and investment income, net		61,653	75,301	88,739	14,302
Convertible senior notes issuance costs	12	—	—	(47,522)	(7,659)
Change in fair value of convertible notes	12	—	—	(55,355)	(8,922)
Change in fair value of zero-strike call options	12	—	—	(24,874)	(4,009)
Other income, net	2(w)	18,934	43,522	57,305	9,236
Income before income tax expense		565,685	600,948	551,945	88,957
Income tax expense	8	(95,579)	(100,308)	(113,035)	(18,218)
Net income		470,106	500,640	438,910	70,739

Other comprehensive income:
Foreign currency translation adjustments		(9)	(88)	(9)	(1)
Comprehensive income		470,097	500,552	438,901	70,738

Earnings per share:	14
— Basic		8.17	8.55	7.51	1.21
— Diluted		7.92	8.33	7.35	1.18
Weighted average number of common shares outstanding:
— Basic		57,510,591	58,551,925	58,475,397	58,475,397
— Diluted		59,375,123	60,069,197	59,691,993	59,691,993

(1) Share-based compensation:
Included in cost of services	(7,870)	(10,391)	(12,997)	(2,095)
Included in operating expenses
— Sales and marketing	(6,766)	(8,933)	(11,173)	(1,800)
— General and administrative	(35,902)	(45,534)	(57,210)	(9,221)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

		2013	2014	2014
	Note	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	1,065,543	1,074,096	173,113
Restricted cash	2(d)	15,489	37,660	6,070
Short-term investments	2(f)	2,081,964	3,420,650	551,309
Accounts receivable (net of allowance for doubtful accounts of RMB3,347 and RMB1,103 as of December 31, 2013 and 2014, respectively)	3	62,808	74,670	12,034
Prepayments and other current assets	4	345,061	428,432	69,051
Deferred tax assets, current	8	9,757	10,256	1,653
Total current assets		3,580,622	5,045,764	813,230
Non-current assets:
Property and equipment, net	5	519,277	519,558	83,738
Intangible assets, net	6	3,652	7,696	1,240
Other long-term assets		18,808	8,626	1,390
Deferred tax assets, non-current	8	632	76	12
Total non-current assets		542,369	535,956	86,380
Total assets		4,122,991	5,581,720	899,610

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB130 and RMB118 as of December 31, 2013 and 2014, respectively):

	2(b)
Accounts payable		22,858	22,632	3,648
Salary and employee related accrual		60,076	69,380	11,182
Taxes payable		78,100	110,391	17,792
Advance from customers		411,877	489,066	78,823
Other payables and accruals	7	212,978	272,505	43,920
Total current liabilities		785,889	963,974	155,365
Non-current liabilities:
Deferred tax liabilities, non-current	8	5,983	12,593	2,030
Convertible senior notes	12	—	1,111,207	179,094
Total non-current liabilities		5,983	1,123,800	181,124
Total liabilities		791,872	2,087,774	336,489
Commitments and contingencies	15	—	—	—
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 59,144,055 and 59,004,772 shares issued and outstanding as of December 31, 2013 and 2014, respectively)		48	48	8
Additional paid-in capital		1,316,713	1,040,639	167,720
Statutory reserves	2(p)	8,456	10,785	1,738
Accumulated other comprehensive income		1,541	1,532	247
Retained earnings		2,004,361	2,440,942	393,408
Total shareholders’ equity		3,331,119	3,493,946	563,121
Total liabilities and shareholders’ equity		4,122,991	5,581,720	899,610

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

					Accumulated
	Common shares				other		Total
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	comprehensive income	Retained earnings	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)

Balance as of December 31, 2011	56,981,341	47	1,061,819	7,332	1,638	1,034,739	2,105,575
Exercise of share options	805,338	1	39,817	—	—	—	39,818
Share-based compensation	—	—	50,538	—	—	—	50,538
Appropriation of statutory reserves	—	—	—	812	—	(812)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(1,200)	—	1,200	—
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)
Net income	—	—	—	—	—	470,106	470,106
Balance as of December 31, 2012	57,786,679	48	1,152,174	6,944	1,629	1,505,233	2,666,028
Exercise of share options	1,357,376	0	99,681	—	—	—	99,681
Share-based compensation	—	—	64,858	—	—	—	64,858
Appropriation of statutory reserves	—	—	—	2,262	—	(2,262)	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(750)	—	750	—
Foreign currency translation adjustments	—	—	—	—	(88)	—	(88)
Net income	—	—	—	—	—	500,640	500,640
Balance as of December 31, 2013	59,144,055	48	1,316,713	8,456	1,541	2,004,361	3,331,119
Exercise of share options	736,010	0	64,549	—	—	—	64,549
Share-based compensation	—	—	81,380	—	—	—	81,380
Repurchase and retirement of common shares	(875,293)	0	(153,684)	—	—	—	(153,684)
Zero-strike call options in connection with issuance of convertible senior notes	—	—	(268,319)	—	—	—	(268,319)
Appropriation of statutory reserves	—	—	—	2,329	—	(2,329)	—
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)
Net income	—	—	—	—	—	438,910	438,910
Balance as of December 31, 2014	59,004,772	48	1,040,639	10,785	1,532	2,440,942	3,493,946
Balance as of December 31, 2014 (US$ Note 2(c))	59,004,772	8	167,720	1,738	247	393,408	563,121

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	2012	2013	2014	2014
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	470,106	500,640	438,910	70,739

Adjustments for:
Share-based compensation	50,538	64,858	81,380	13,116
Depreciation	27,496	31,867	45,660	7,359
Amortization of intangible assets	1,500	1,824	2,567	414
Allowance for doubtful accounts	7,654	2,102	1,128	182
Loss due to disposal of fixed assets	65	171	359	58
Loss (Gain) from foreign currency translation	447	6,522	(5,810)	(936)
Gain from sale of long-term investments	(1,318)	—	—	—
Convertible notes issuance cost	—	—	47,522	7,659
Change in fair value of convertible notes	—	—	55,355	8,922
Change in fair value of zero-strike call options	—	—	24,874	4,009
Deferred tax expense	2,498	2,252	6,667	1,074

Changes in operating assets and liabilities:
Increase in accounts receivable	(10,555)	(10,909)	(13,666)	(2,203)
Increase in prepayments and other current assets	(86,485)	(66,132)	(82,695)	(13,328)
Increase (Decrease) in accounts payable	(3,523)	6,013	(522)	(84)
Increase in salary and employee related accrual	4,163	11,626	9,304	1,500
Increase in taxes payable	7,082	11,171	22,355	3,603
Increase in advance from customers	47,870	73,547	77,189	12,441
Increase in other payables and accruals	56,720	109,463	47,292	7,622
Decrease (Increase) in other long-term assets	302	1,596	(2,255)	(364)

Net cash provided by operating activities	574,560	746,611	755,614	121,783

Cash flows from investing activities:
Proceeds from sale of long-term investments	1,318	—	—	—
Purchase of short-term investments	(138,502)	(673,119)	(1,338,244)	(215,686)
Purchase of property and equipment	(136,760)	(222,108)	(33,287)	(5,365)
Purchase of intangible assets	(1,129)	(1,557)	(6,611)	(1,065)

Net cash used in investing activities	(275,073)	(896,784)	(1,378,142)	(222,116)

Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	—	—	1,027,955	165,676
Payment for zero-strike call options	—	—	(307,600)	(49,576)
Repurchase and retirement of common shares	—	—	(153,684)	(24,769)
Proceeds from the exercise of share options	39,818	99,681	64,549	10,403

Net cash provided by financing activities	39,818	99,681	631,220	101,734

Effect of foreign exchange rate changes on cash	(447)	(6,522)	(139)	(22)

Net (decrease) increase in cash	338,858	(57,014)	8,553	1,379
Cash, beginning of year	783,699	1,122,557	1,065,543	171,734
Cash, end of year	1,122,557	1,065,543	1,074,096	173,113

Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	96,407	87,793	102,722	16,556
Cash paid for interest, net of amounts capitalized	—	—	17,931	2,890
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(750)	(449)	(745)	(120)
Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	14,468	15,489	37,660	6,070

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management’s significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, estimated useful lives of property and equipment and intangible assets, fair values of options to purchase the Company’s common shares, fair values of convertible senior notes and other financial instruments, consolidation of VIEs and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

The Company’s wholly owned subsidiaries include the following:

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

•                       Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;

•                       Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo; and

•                       Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV.

The Company’s VIE subsidiaries include the following:

•                       Beijing Run An Information Consultancy Co., Ltd. (“Run An”), incorporated in the PRC in January 1997, which wholly owns Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”) and owns 30% of Wang Ju; and

•                       Qian Cheng, incorporated in the PRC in February 1999, which owns 20% of AdCo and effectively owns 50% of Tech JV by direct and indirect ownership through Qian Cheng’s wholly owned subsidiary Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (“Wuhan AdCo”), incorporated in the PRC in August 2001.

As of December 31, 2014 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any ownership interest in the VIEs, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIE subsidiaries.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by David Weimin Jin and Tao Wang, both of whom are executive officers of the Company. As of December 31, 2014, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB1,098.

Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2014, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB2,675.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2012, 2013 and 2014. The technical and consulting service agreements with WFOE are valid to September 11, 2017 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

Equity Pledge Agreement. As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. Additionally, the shareholders of Run An have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreement. The equity pledge agreement among WFOE, Run An and its shareholders was entered into on January 27, 2014 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and between WFOE and Qian Cheng’s shareholders in May 2004. This pledge agreement has been registered with the relevant bureau of the PRC State Administration for Industry and Commerce.

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

Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007 for an aggregate amount of RMB6,000 with the shareholders of Run An, with the sole and exclusive purpose to fund the capitalization of Run An. The loans can be repaid only with the proceeds received from the transfer of the shareholders’ equity interest in Run An to Tech JV or its designee. The interest-free loan agreements are valid to September 11, 2017, and the term may be extended upon written consent of the parties.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Management monitors the regulatory risk associated with these contractual arrangements. The Company’s PRC legal counsel has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects. Based on such advice and management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company’s ability to enforce these contractual arrangements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 16 for further discussion.

Summary financial information of the Group’s VIEs included in the consolidated financial statements is as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Total assets	7,180	9,483
Total liabilities	130	118

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Total revenues	2,340	98	2,913
Net income	1,730	161	2,344

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by operating activities	1,400	274	132
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Net increase in cash	1,400	274	132
Cash, beginning of year	5,003	6,403	6,677
Cash, end of year	6,403	6,677	6,809

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.2046 on December 31, 2014, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014, or at any other rate.

(d)              Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2013 and 2014 are amounts denominated in United States dollars totaling US$29,715 and US$36,735, respectively (equivalent to approximately RMB181,169 and RMB224,784, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2013 and 2014, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

(f)                 Short-Term Investments

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(i)                 Impairment of Long-Lived Assets

The Group has adopted ASC 360 “Property, Plant and Equipment,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2012, 2013 and 2014.

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

Print Advertising Revenues

The Group provides recruitment advertising services through a weekly newspaper in the PRC. Arrangements for recruitment advertisement on the weekly newspaper are generally short-term in nature. Fees for these types of print recruitment advertising services are recognized as revenue when collectibility is reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 are met. Cash received in advance of services are recognized as advance from customers.

Other Human Resource Related Revenues

The Group also provides other value-added human resource products, such as business process outsourcing, training, campus recruitment, executive search and other services. Revenue is recognized when (i) persuasive evidence of an agreement exists; (ii) services are rendered; (iii) the sales price and terms are fixed or determinable; and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

Value-Added and Business Taxes

Effective January 1, 2012, the PRC State Council instituted a pilot value-added tax (“VAT”) reform program in Shanghai. Under this program, businesses would switch from business tax payers to VAT payers and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. Starting August 1, 2013, the VAT program was expanded to all regions in the PRC. As a result, revenues in most of the Company’s PRC subsidiaries had become subject to VAT at a rate of 6% as of December 31, 2014. VAT at a general rate of 6% on the invoiced amount collected by the PRC subsidiaries on behalf of tax authorities in respect of service provided is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

For the Company’s PRC subsidiaries whose revenues are not subject to VAT, these entities pay business taxes and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of business taxes is 5% after certain deductions. In the consolidated statements of operations and comprehensive income, business taxes and related surcharges for revenues earned are deducted from gross revenues to arrive at net revenues.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(l)                 Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB65,667, RMB80,307 and RMB107,119 for the years ended December 31, 2012, 2013 and 2014, respectively.

(m)           Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB60.88, RMB70.30 and RMB71.93 for year ended December 31, 2012, 2013 and 2014, respectively.

For the years ended December 31, 2012, 2013 and 2014, the fair value of options granted was estimated with the following assumptions:

	2012	2013	2014
Risk-free interest rate	0.59%	0.76%	1.15%-1.28%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	53%	49%	47%
Weighted average fair value of the common share on date of option grant	US$23.79	US$30.14	US$30.80

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes — Overall — Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2012, 2013 and 2014, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

(p)              Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIE subsidiaries incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2012, 2013 and 2014. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2012, 2013 and 2014. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2012, 2013 and 2014. During the years ended December 31, 2012, 2013 and 2014, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB812, RMB2,262 and RMB2,329, respectively. During the years ended December 31, 2012 and 2013, the Group made a reversal of RMB800 and RMB500, respectively, from the statutory common reserve fund to retained earnings due to the closure of certain subsidiaries. The statutory common reserve funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common reserve fund was made in the year ended December 31, 2014.

In addition, the Group’s subsidiaries and VIE subsidiaries incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2012, 2013 and 2014. During the years ended December 31, 2012 and 2013, the Group made a reversal of RMB400 and RMB250, respectively, from the statutory common welfare fund to retained earnings due to the closure of certain subsidiaries. The statutory common welfare funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common welfare fund was made in the year ended December 31, 2014.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)              Dividend

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(p). In addition, the net assets of the Company’s subsidiaries associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the subsidiaries’ paid-in capital were approximately RMB517,175 and RMB519,503, or 15.5% and 14.9% of total consolidated net assets as of December 31, 2013 and 2014, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

(r)                Earnings Per Share

In accordance with ASC 260 “Earnings Per Share,” basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders, as adjusted for the change in income resulting from the assumed conversion of securities or other contracts (i.e., zero-strike call option contracts) to common shares, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and common shares issuable upon the exercise of outstanding share options (using the treasury stock method).

The common shares underlying the zero-strike call option contracts are excluded from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share. See Note 12.

(s)                Fair Value Measurement of Financial Instruments

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, receivables, payables, convertible senior notes and zero-strike call options. As of December 31, 2013 and 2014, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of certificates of deposits, are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates.

In accordance with ASC 820, the Company measures the convertible senior notes at fair value on a recurring basis. The Company reports the convertible senior notes at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the convertible senior notes is measured using Level 1 input within the fair value hierarchy as they are based on quoted market prices that are currently available on a dealer market. See Note 12.

Fair value of the zero-strike call options is measured using Level 2 input within the fair value hierarchy as they are based on market prices of the Company’s publicly traded ADSs underlying the options. A change in fair value of the zero-strike call options was recognized in the year ended December 31, 2014 and reflected the difference in the closing stock price of the Company’s ADS as quoted on the NASDAQ Global Select Market between when the zero-strike call options were initially entered into in April 2014 and their inclusion in equity in June 2014. See Note 12.

In determining the debt issuance costs related to the convertible senior notes and zero-strike call options, the Company applied the accounting for the fair value of a share lending arrangement using Level 3 inputs. The fair value of a share lending arrangement represents the economic loss from the share lending arrangement over the expected term of the underlying zero-strike call option contract. The inputs used in calculating fair value of the share lending arrangement include the contract value of the zero-strike call options, the estimated long-term share lending commission rate and the expected term of the zero-strike call option contract. See Note 12.

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

(w)            Government Subsidies

Government subsidies represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied.

The Group recognized government subsidies of RMB17,534, RMB44,183 and RMB58,345 which was included in other income for the years ended December 31, 2012, 2013 and 2014, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(x)              Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. For private companies and not-for-profit organizations, the ASU will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

3.                  ACCOUNTS RECEIVABLE

	2013	2014
	RMB	RMB
Accounts receivable	66,155	75,773
Less: Allowance for doubtful accounts	(3,347)	(1,103)
	62,808	74,670

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.                  ACCOUNTS RECEIVABLE (Continued)

The movement of allowance for doubtful accounts is analyzed as follows:

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of period	2,022	3,260	3,347
Additions	1,575	789	1,804
Write-offs	(337)	(702)	(4,048)
Balance at end of period	3,260	3,347	1,103

4.                  PREPAYMENTS AND OTHER CURRENT ASSETS

	2013	2014
	RMB	RMB
Rental and other deposits	3,413	1,167
Prepayments for rental and others	15,386	11,291
Employee advances	1,980	2,668
Payments made on behalf of customers	271,015	324,812
Prepaid insurance premium	1,072	973
Interest income receivable	47,656	72,241
Unutilized input/prepaid value-added tax	3,167	14,000
Others	1,372	1,280
Total	345,061	428,432

Payments made on behalf of customers are associated with the operations of the Company’s business process outsourcing services. The Company has remitted funds in advance on behalf of customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be reimbursed to the Company in the near term. The Company provided an allowance for payments made on behalf of customers when facts and circumstances indicate that the receivable is unlikely to be collected. The movement of allowance for payments made on behalf of customers is analyzed as follows:

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of period	—	6,079	3,632
Additions	6,079	1,313	—
Reversals	—	—	(676)
Write-offs	—	(3,760)	(1,998)
Balance at end of period	6,079	3,632	958

5.                  PROPERTY AND EQUIPMENT

	2013	2014
	RMB	RMB
Land and building	526,294	526,294
Leasehold improvements	19,902	25,487
Electronic equipment	110,863	120,039
Furniture and fixtures	10,376	11,891
Motor vehicles	6,880	6,669
Other assets	13,928	27,500
Less: Accumulated depreciation	(168,966)	(198,322)
Net book value	519,277	519,558

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

5.                  PROPERTY AND EQUIPMENT (Continued)

Depreciation expense was RMB27,496, RMB31,867 and RMB45,660 for the years ended December 31, 2012, 2013 and 2014, respectively. Loss due to disposal of fixed assets was RMB65, RMB171 and RMB359 for the years ended December 31, 2012, 2013 and 2014, respectively.

6.                  INTANGIBLE ASSETS

	2013	2014
	RMB	RMB
Computer equipment software	20,392	26,948
Acquired training licenses	3,522	3,522
Less: Accumulated amortization	(20,262)	(22,774)
Net book value	3,652	7,696

Amortization expense was RMB1,500, RMB1,824 and RMB2,567 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company will record estimated amortization expenses of RMB2,231, RMB1,925, RMB1,831, RMB1,490 and RMB219 for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

7.                  OTHER PAYABLES AND ACCRUALS

	2013	2014
	RMB	RMB
Receipts from customers	191,829	232,658
Professional service fees	3,792	3,388
Office expenses	6,567	5,986
Payables to employees related to net proceeds from share options exercised	9,416	21,651
Accrued interest expense related to convertible senior notes	—	7,147
Others	1,374	1,675
Total	212,978	272,505

Receipts from customers are associated with the operations of the Company’s business process outsourcing services. The Company has received funds in advance from customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be disbursed by the Company to other parties on behalf of customers in the near term.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

8.                  TAXATION (Continued)

China

The Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective January 1, 2008, applies a uniform enterprise income tax rate (“EIT”) of 25% to both foreign-invested enterprises and domestic enterprises

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law. Tech JV became subject to a preferential tax rate of 15%. In 2012, its preferential tax status has been renewed by local tax authorities through 2014. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years.

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign-invested enterprise (“FIE”) to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2014, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB2,505,576 and RMB3,130,242, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB250,558 and RMB313,024 as of December 31, 2013 and 2014, respectively.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2012, 2013 and 2014 were taxed within the following jurisdictions:

	2012	2013	2014
	RMB	RMB	RMB
PRC entities	608,637	665,131	745,639
Non-PRC entities	(42,952)	(64,183)	(193,694)
Total	565,685	600,948	551,945

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	RMB	RMB	RMB
Current income tax expense
PRC entities	93,081	98,056	106,368
Non-PRC entities	—	—	—
Total	93,081	98,056	106,368
Deferred income tax expense
PRC entities	2,498	2,252	6,667
Non-PRC entities	—	—	—
Total	2,498	2,252	6,667
Income tax expense
PRC entities	95,579	100,308	113,035
Non-PRC entities	—	—	—
Total	95,579	100,308	113,035

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

8.                  TAXATION (Continued)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(10)%	(10)%	(13)%
Non-deductibility of expenses incurred outside the PRC	2%	3%	9%
Other permanent differences	(1)%	(1)%	(1)%
Change in valuation allowance	1%	—	—
Effective EIT rate of the Group	17%	17%	20%

Income tax expense for the years ended December 31, 2012, 2013 and 2014 differs from the amounts computed by applying the EIT primarily due to the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the tax holidays are as follows:

	2012	2013	2014
	RMB	RMB	RMB
	(in thousands, except per share data)

Aggregate effect	57,889	63,361	69,818
Basic net income per share effect	1.01	1.08	1.19
Diluted net income per share effect	0.97	1.05	1.17

Significant components of deferred tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	2013	2014
	RMB	RMB
Deductible temporary differences related to other payables and accruals	8,712	9,960
Deductible temporary differences related to provision for doubtful accounts	1,062	314
Total current deferred tax assets	9,774	10,274
Less: Valuation allowance	(17)	(18)
Net current deferred tax assets	9,757	10,256
Tax loss carryforwards	4,005	5,563
Amount offset by non-current deferred tax liabilities	(2,847)	(5,041)
Total non-current deferred tax assets	1,158	522
Less: Valuation allowance	(526)	(446)
Net non-current deferred tax assets	632	76
Total deferred tax assets	10,389	10,332
Taxable temporary differences related to depreciation period	(2,587)	(3,382)
Taxable temporary differences related to government subsidy income	(6,243)	(14,252)
Amount offset by non-current deferred tax assets	2,847	5,041
Total non-current deferred tax liabilities	(5,983)	(12,593)
Total deferred tax liabilities	(5,983)	(12,593)

All current deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount, and all non-current deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes — Overall — Other Presentation Matters.”

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

8.                  TAXATION (Continued)

As of December 31, 2013 and 2014, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIE subsidiaries. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2012, 2013 and 2014 when the Group generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2014, the Group had net operating loss carryforwards in PRC entities of RMB20,593, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will start to expire in 2018 for the amount of RMB9,565 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts in 2019. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

The following represents a roll-forward of the valuation allowance for each of the years:

	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of period	554	508	543
Additions	508	385	36
Reversals	(554)	(350)	(115)
Balance at end of period	508	543	464

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

The following table summarizes the Company’s share option activity for the year ended December 31, 2014:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2014	5,241,424	US$	22.71
Granted	1,304,064	US$	30.80
Exercised	736,010	US$	14.29
Forfeited	120,884	US$	25.72
Outstanding at December 31, 2014	5,688,594	US$	25.59	3.50	US$	58,349
Vested and expected to vest at December 31, 2014	5,440,281	US$	25.42	3.45	US$	56,716
Exercisable at December 31, 2014	3,046,339	US$	22.32	2.53	US$	41,210

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

9.                  SHARE-BASED COMPENSATION (Continued)

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2014 and the exercise price for in-the-money options.

The total intrinsic value of options exercised for the three years ended December 31, 2012, 2013 and 2014 was RMB84,524, RMB159,400 and RMB102,575 (US$16,532), respectively.

As of December 31, 2014, there was RMB184,953 (US$29,809) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.66 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2014, total cash received from the exercise of share options amounted to RMB64,549 (US$10,403).

A summary of non-vested share option activity for the year ended December 31, 2014 is presented below:

	Number of shares	Weighted average grant-date fair value (per share)
Non-vested at January 1, 2014	2,727,856	US$	10.74
Granted	1,304,064	US$	11.59
Vested	1,268,781	US$	10.55
Forfeited	120,884	US$	10.04
Non-vested at December 31, 2014	2,642,255	US$	11.28
Expected to vest at December 31, 2014	2,393,942	US$	11.29

There were no capitalized share-based compensation costs for the years ended December 31, 2012, 2013 and 2014. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2012, 2013 and 2014, totaled RMB50,538, RMB64,858 and RMB81,380 (US$13,116), respectively. The total fair value of share options vested during the year ended December 31, 2012, 2013 and 2014 was RMB53,236, RMB64,696 and RMB82,267 (US$13,387), respectively.

10.           EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB100,219, RMB121,147 and RMB144,122 for the years ended December 31, 2012, 2013 and 2014, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

11.           RELATED PARTY TRANSACTION

In August 2007, the Company entered into a cooperation agreement with Recruit Holdings Co., Ltd. (“Recruit”), which is a shareholder of the Company, to form a new company under Area Link Co., Ltd. (“Area Link”) to provide coupon advertising services in China. In December 2012, the Company terminated the cooperation agreement with Recruit, the coupon advertising services business owned by Area Link was sold, and the Company recognized a gain from sale with proceeds of RMB1,318. The Company did not have other transactions with Area Link or Recruit during the years ended December 31, 2012, 2013 and 2014.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.           CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of convertible senior notes due April 15, 2019 (the “Notes”). The Notes bear interest at a rate of 3.25% per year, payable semiannually in arrears. The interest expense incurred associated with the Notes was RMB25,078 for the year ended December 31, 2014.

The Notes may be converted to the Company’s ADSs based on an initial conversion rate of 11.6976 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$85.49 per ADS). The conversion rate is subject to certain anti-dilutive adjustments. Following the change in the ratio of the Company’s common shares to ADSs from 2:1 to 1:1 effective August 8, 2014, the initial conversion rate was adjusted to 23.3952 ADSs per US$1,000 principal amount of the Notes (which represents an adjusted initial conversion price of approximately $42.74 per ADS).

Holders may convert their Notes on or after October 15, 2018 until the close of business on the second scheduled trading day immediately preceding the maturity date, or at their option prior to the close of business on the business day immediately preceding October 15, 2018 only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on June 30, 2014 (and only during such calendar quarter), if the last reported sale price of ADSs for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price (as defined in the indenture agreement) per US$1,000 principal amount of the Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ADSs and the conversion rate on each such trading day; (iii) if the Company call the Notes for redemption; or (iv) upon the occurrence of specified corporate events (as defined in the indenture agreement). Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

Holders have the right to require the Company to repurchase for cash all or part of the Notes on April 15, 2017 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, the repurchase date. In addition, if the Company undergoes a fundamental change (as defined in the indenture agreement), holders may require the Company to repurchase for cash all or part of the Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date. The Company does not have the option to redeem the Notes prior to their maturity.

The Notes are senior unsecured obligations. The Notes (i) rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; (ii) rank equally in right of payment with any unsecured indebtedness that is not so subordinated; (iii) be effectively junior in right of payment to any secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) be structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries and consolidated VIEs.

The Group’s functional currency is the RMB, and the Notes are denominated in US$. As a result, the conversion feature of the Notes is indexed to the Company’s stock as well as the RMB and US$ exchange rate. Therefore, it is considered an embedded derivative which is required to be bifurcated from the host instrument in accordance with ASC 815 “Derivatives and Hedging.”

Under ASC 815-15-25, if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The Company has elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Furthermore, the fair value of the Notes is translated into RMB, the Group’s functional currency, at each balance sheet date with the difference being reported as foreign currency translation gain or loss. In addition, issuance costs of RMB33,093 associated with the Notes offering has been fully expensed as incurred in the year ended December 31, 2014 in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.           CONVERTIBLE SENIOR NOTES (Continued)

As of December 31, 2014, the estimated fair value of the Notes amounted to approximately RMB1,111,207. The Company recorded foreign currency translation gain of RMB5,507 for the year ended December 31, 2014 associated with the Notes. Loss from change in fair value of the Notes was RMB55,355 in the year ended December 31, 2014. See Note 2(s).

As of December 31, 2014, none of the Notes had been converted yet.

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options are intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call Options expire soon after the maturity date of the Notes or when the Dealers request early settlement. The Company will receive the fixed number of ADSs determined at the commencement date of the transaction, which is based on the market price per ADS at the commencement date. 76,000 ADSs have been early settled in 2014, which is accounted for in accordance with the Company’s share repurchase accounting policy. See Note 2(u) and Note 13.

The economic substance of the Call Options is the same as a traditional forward repurchase contract. Because the Call Options permitted net cash settlement prior to shareholder approval of an increase in the Company’s share repurchase program, they were classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call Options as a free-standing derivative asset on its consolidated balance sheet when the Call Options were entered into in April 2014. The derivative asset was initially recorded at its fair value of US$50,000 on the commencement date which represented the amount of cash transferred to the Dealers. The derivative asset was subsequently recorded at fair value with the change in fair value through June 20, 2014, the date on which shareholder approval was received, recorded in the consolidated statements of operations and comprehensive income in the amount of RMB24,874. Upon shareholder approval of an increase to the Company’s share repurchase program in June 2014, the asset was reclassified and recorded as a reduction to equity to reflect the Company’s repurchase of its own shares.

A prepaid forward contract is considered a form of a stock borrowing facility, and economically, the contract is construed as a share lending arrangement between the Company and the Dealers. Therefore, the accounting for a share lending arrangement was applied by analogy in accordance with ASC 470-20-25-20A. The Company recorded a debt issuance cost of RMB14,429 with the offset to additional paid-in capital for the fair value of the arrangement. Given that the Company has elected to fair value the Notes entirely, the debt issuance costs in connection with the Notes were recognized in earnings as incurred in the consolidated statements of operations and comprehensive income in accordance with ASC 825-10-25-3. See Note 2(s).

13.           REPURCHASE OF SHARES

On June 20, 2014, the Company’s shareholders resolved to increase the size of a share repurchase program originally approved by shareholders on September 30, 2008 from US$25,000 to US$75,000. The share repurchases may be made on the open market, in block trades or otherwise and is subject to the Company’s memorandum and articles of association, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. The program does not have an expiration date and may be suspended or discontinued at any time.

For the year ended December 31, 2014, the Company repurchased 799,293 ADSs for a total consideration of RMB153,684 (US$24,769), including transaction fees, from the open market. In addition, the Company received 76,000 ADSs from the early settlement of some shares related to the zero-strike call options. All of the shares repurchased and received from early settlement were retired. See Note 2(u).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

14.           EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2012, 2013 and 2014 as follows:

	2012	2013	2014
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income	470,106	500,640	438,910
Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	57,510,591	58,551,925	58,475,397
Dilutive effect of share options	1,864,532	1,517,272	1,216,596
Denominator for diluted earnings per share	59,375,123	60,069,197	59,691,993
Basic earnings per share	8.17	8.55	7.51
Diluted earnings per share	7.92	8.33	7.35

The convertible senior notes were not included in the calculation of diluted EPS in 2014 because their inclusion would have been anti-dilutive.

The Company excluded outstanding share options of 2,520,002 in 2012, 2,707,713 in 2013 and 2,196,406 in 2014, from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

The Company excluded 1,462,204 common shares underlying the zero-strike call option contracts from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share.

15.           COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Office premises	Office equipment	Total
	RMB	RMB	RMB
2015	34,783	5,881	40,664
2016	29,830	1,401	31,231
2017	22,007	911	22,918
2018	15,723	—	15,723
2019	4,545	—	4,545
Thereafter	4,495	—	4,495
	111,383	8,193	119,576

Rental expenses for the years ended December 31, 2012, 2013 and 2014 were RMB39,708, RMB44,537 and RMB46,066, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.           COMMITMENTS AND CONTINGENCIES (Continued)

Publication Fees

The Group has entered into a non-cancelable agreement for the printing of a recruitment publication. Future minimum payment with respect to this agreement for the twelve months ending December 31, 2015 is RMB10,000.

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements to purchase advertising services from media companies and to purchase office furnishings. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Advertising services	Office furnishings	Total
	RMB	RMB	RMB
2015	4,126	2,049	6,175

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

Prior to the restructuring in May 2004, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and the Group has not received any waiver from the PRC government with respect to this past non-compliance. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient. In the opinion of management with the advice of PRC legal counsel, the likelihood of loss with respect to the Group’s past ownership structure is remote.

16.           CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2013 and 2014, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2014, the Company had approximately RMB3,587,723 (US$578,236) in cash and certificates of deposit, which constitute about 79% of total cash, restricted cash and short-term investments, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

16.           CERTAIN RISKS AND CONCENTRATION (Continued)

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2012, 2013 and 2014. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2013 and 2014.

Currency Risk

The Group’s sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash and convertible notes denominated in USD subject the Group to risks associated with changes in the exchange rate of RMB against USD and may affect the Group’s results of operations going forward.

PRC Regulatory Risk

The Group is subject to regulatory risks, which include the interpretation of current laws, the legality of its corporate structure and the scope of its operations in the PRC, which may result in limitations on the Group’s ability to conduct business in the PRC.

The Group conducts some of its operations in the PRC through VIEs and consolidates them pursuant to a series of contractual arrangements. If the contractual arrangements establishing the VIE structure are found to be in violation of any existing or future PRC laws, rules or regulations, the Group may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Group’s business and operating licenses, being required to restructure the Group’s operations or discontinue the Group’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its operations. In such case, the Group may lose its rights to direct the activities of and receive economic benefits from its VIEs, which may result in deconsolidation of the VIEs.

In addition, any change in interpretation of current laws or any future laws affecting the determination of whether a VIE entity is a domestic or foreign investment company may materially impact the viability of the Group’s current corporate structure, corporate governance and business operations in many aspects. For example, the draft Foreign Investment Law published by the PRC Ministry of Commerce (“MOFCOM”) on January 19, 2015, if enacted as proposed, may cause the VIEs to be deemed as entities with foreign investment, and as a result, the Group’s VIEs and subsidiaries in which these VIEs have direct or indirect equity ownership could be subject to the current restrictions on foreign investment in an industry within the catalogue of special management measures (“the negative list”) to be issued by the PRC State Council. If the enacted version of the Foreign Investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of the corporate structure and operations to be completed by companies with existing VIE structure like the Group’s, the Group will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, the Group’s business, operating results and financial condition may be adversely affected.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts expressed in thousands of RMB and US$, except share and per share data)

17.           SUBSEQUENT EVENTS

In January 2015, the Company entered into an agreement to acquire approximately 1,615 square meters of office space in Shanghai to accommodate its growing business operations. The purchase price was RMB41,970, which was paid to the seller in the first quarter of 2015. The transaction was funded from the Company’s existing cash resources.

In February 2015, the Company entered into definitive agreements related to acquisitions and investments in some target companies. These companies include an established recruitment website focused on new college graduates and students in China, and providers of professional assessment, training and human resources consulting services in China. These investments will be funded from the Company’s existing cash resources, and the total consideration is expected to be up to RMB270,000, subject to closing conditions and adjustments, if any. The Company expects closing for these transactions to occur in the second quarter of 2015.