Form 20-F/A
period 2014-12-31
51JOB, INC.
filed 2015-04-17
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1
to

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

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE	ii
Item 19. Exhibits	1

i

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2014, originally filed with the Securities and Exchange Commission on March 31, 2015 (the “2014 Form 20-F”), is being filed solely to add and file Exhibit 2.4, amend the exhibit index accordingly due to such addition and update the certifications of the executive officers as of the date of this Amendment No. 1 in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 speaks as of the filing date of the 2014 Form 20-F. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2014 Form 20-F or reflect any events that have occurred since the filing date of the 2014 Form 20-F.

ii

ITEM 19.                             EXHIBITS

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

2.4**	Indenture dated as of April 9, 2014 between 51job, Inc. and The Bank of New York Mellon, constituting US$172.5 million 3.25% Convertible Senior Notes due 2019
4.1	2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)
4.2	2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)
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

1

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

2

Exhibit number	Description of document
8.1*	List of subsidiaries and affiliated entities of 51job, Inc.
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder
15.2*	Consent of Jun He Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                     Previously filed with the Annual Report on Form 20-F on March 31, 2015.

**              Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

51job, Inc.

	By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: April 17, 2015

4