Form 20-F
period 2015-12-31
51JOB, INC.
filed 2016-03-31
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,944,631 common shares, par value US$0.0001 per share.

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.4778 to US$1.00 on December 31, 2015, as set forth in the Federal Reserve Board’s H.10 Statistical Release. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

This annual report on Form 20-F includes our audited consolidated statement of operations and comprehensive income data for the years ended December 31, 2013, 2014 and 2015, and audited consolidated balance sheet data as of December 31, 2014 and 2015.

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

ITEM 2.                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                    KEY INFORMATION

A.                Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statement of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	803,004	943,432	1,084,448	1,248,101	1,356,442	209,399
Print advertising	208,365	105,309	51,023	14,247	5,328	822
Other human resource related revenues	358,730	463,508	541,270	634,945	740,119	114,255
Total revenues	1,370,099	1,512,249	1,676,741	1,897,293	2,101,889	324,476
Net revenues	1,299,678	1,447,338	1,608,668	1,832,453	2,055,220	317,271
Cost of services(1)	(370,661)	(405,233)	(442,454)	(496,000)	(569,979)	(87,989)
Gross profit	929,017	1,042,105	1,166,214	1,336,453	1,485,241	229,282
Operating expenses(1):
Sales and marketing	(329,466)	(370,100)	(459,802)	(563,565)	(654,468)	(101,032)
General and administrative	(158,355)	(186,460)	(217,765)	(249,275)	(263,067)	(40,611)
Total operating expenses	(487,821)	(556,560)	(677,567)	(812,840)	(917,535)	(141,643)
Income from operations	441,196	485,545	488,647	523,613	567,706	87,639
Income before income tax expense	467,564	565,685	600,948	551,945	744,098	114,869
Income tax expense	(81,056)	(95,579)	(100,308)	(113,035)	(126,301)	(19,498)
Net income	386,508	470,106	500,640	438,910	617,797	95,371
Net loss attributable to non-controlling interests	—	—	—	—	260	40
Net income attributable to 51job, Inc.	386,508	470,106	500,640	438,910	618,057	95,411
Earnings per share:
Basic	6.81	8.17	8.55	7.51	10.71	1.65
Diluted	6.54	7.92	8.33	7.35	10.41	1.61
Weighted average number of common shares outstanding:
Basic	56,754,240	57,510,591	58,551,925	58,475,397	57,714,850	57,714,850
Diluted	59,067,424	59,375,123	60,069,197	59,691,993	62,498,651	62,498,651

	As of December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Assets:
Cash	783,699	1,122,557	1,065,543	1,074,096	1,125,352	173,724
Short-term investments	1,270,343	1,408,845	2,081,964	3,420,650	3,825,547	590,563
Total current assets	2,312,891	2,887,443	3,580,622	5,045,764	5,560,298	858,362
Total non-current assets	245,145	353,919	542,369	535,956	861,964	133,064
Total assets	2,558,036	3,241,362	4,122,991	5,581,720	6,422,262	991,426
Liabilities:
Total current liabilities	450,489	573,349	785,889	963,974	1,136,038	175,374
Convertible senior notes	—	—	—	1,111,207	1,108,877	171,181
Other non-current liabilities	1,972	1,985	5,983	12,593	43,235	6,674
Total liabilities	452,461	575,334	791,872	2,087,774	2,288,150	353,229
Shareholders’ equity:
Common shares	47	48	48	48	48	7
Additional paid-in capital	1,061,819	1,152,174	1,316,713	1,040,639	1,052,788	162,523
Total 51job, Inc. shareholders’ equity	2,105,575	2,666,028	3,331,119	3,493,946	4,125,042	636,797
Total equity	2,105,575	2,666,028	3,331,119	3,493,946	4,134,112	638,197
Total liabilities and equity	2,558,036	3,241,362	4,122,991	5,581,720	6,422,262	991,426

(1)             Share-based compensation was included in the consolidated statement of operations and comprehensive income data as follows:

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Cost of services	(6,084)	(7,870)	(10,391)	(12,997)	(13,770)	(2,125)
Operating expenses:
Sales and marketing	(5,230)	(6,766)	(8,933)	(11,173)	(11,837)	(1,827)
General and administrative	(26,660)	(35,902)	(45,534)	(57,210)	(60,338)	(9,315)

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.4778 to US$1.00 on December 31, 2015, as set forth in the Federal Reserve Board’s H.10 Statistical Release. The noon buying rate on March 25, 2016 was RMB6.5131 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Board’s H.10 Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
September	6.3556	6.3676	6.3836	6.3544
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March (through March 25)	6.5131	6.5072	6.5500	6.4682

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

We face significant competition in our online recruitment services and our other human resource related services businesses. Our online recruitment services are conducted through three main websites: www.51job.com, www.yingjiesheng.com and www.51jingying.com. These websites face intense competition from other dedicated job search websites such as Zhaopin.com and ChinaHR.com. In addition, local job fair organizers have developed or acquired online capabilities. Furthermore, there are niche recruitment services providers that focus on particular industry verticals, such as technology and finance, or job seeker segments, such as new college graduates and high-end, experienced professionals.

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

In the future, we may face competition from new entrants in the recruitment advertising industry and other human resource industries in which we operate. We may face greater competition from Internet portals and search engines, dedicated recruitment advertising websites, professional and social networking platforms, online classified websites and other human resource services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants face relatively low barriers to entry to all of our businesses and could acquire significant numbers of corporate customers and individual users within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

A slowdown or adverse development in the PRC economy may have a material and adverse impact on our customers, demand for our services and our business.

Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or affiliates of foreign firms operating in China. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth slowed to 7.4% in 2014 and 6.9% in 2015. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to an economic slowdown, we could have difficulty collecting payment from the customer. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of online advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our online recruitment business.

We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. We believe that the use of online advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other informal recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. We face challenges in promoting greater use of online advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. In addition, while China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history, and China’s Internet penetration rate is low relative to most developed countries. Moreover, telecommunication capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment, may adversely affect our online recruitment services business. We cannot assure you that online recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our online recruitment business.

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

We provide business process outsourcing services for human resource administrative functions, in particular social insurance and benefits services, for employers. Our business process outsourcing services are designed to assist employers to be compliant with PRC regulations and policies that continually change. Changes in regulations could affect the extent and type of benefits employers are required to provide employees and the procedures, processes and documentation required by local government authorities to administer these benefits. Such changes could reduce or eliminate the need for some of our services. New or additional requirements could also increase our cost to provide our services. For example, effective March 1, 2014, the Interim Provisions on Labor Dispatch, which was promulgated by the PRC Ministry of Human Resources and Social Security, or the MHRSS, clarified the use of the labor dispatch employment model, required revisions to the content in labor dispatch contracts and instituted a 10% maximum limit of labor dispatch employees to total workforce for companies in China. As a result of this regulation, we undertook adjustments to our operating systems, processes and procedures, which slowed new customer rollout of our business process outsourcing services. Any failure by us to be updated and knowledgeable on regulatory changes and to inform, educate and assist our clients regarding new or revised regulations that impact them could materially damage our brand and reputation. In addition, any failure by us to modify our business process outsourcing services in a timely fashion in response to regulatory changes could materially and adversely affect our results of operations.

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

We are exposed to potential claims associated with the recruitment process, including claims by clients seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our clients, and claims by either employers or their employees alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee’s insurance or benefits, individual income taxes or other matters. Any such claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, employees, candidates or third parties.

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

If we fail to generate a high volume of recruitment advertisements, successfully promote and develop the perception of our websites as leading recruitment “destination sites,” undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on our websites are found to contain inaccurate or false information, the value proposition of our websites as leading online recruitment platforms may be weakened. Furthermore, we may be subject to claims by individuals and customers seeking to hold us liable for such inaccurate or false information. Any claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected.

Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our websites and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our websites. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand names and reputation, and require us to initiate litigation that could be expensive and divert management resources from the operation of our businesses.

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

We have grown significantly since we commenced operations in 1998, and we intend to continue to expand in size and increase the number of services we provide. Our anticipated future growth will place demands on our management and operations. Our success in managing this growth will depend to a significant degree on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will have to successfully adapt our existing systems and introduce new systems, expand, train and manage our workforce, and improve and expand our sales and marketing capabilities. If we are unable to properly manage our operations or our services in existing markets, or the quality of our services deteriorates due to mismanagement, we could significantly damage our brand names and reputation, which would adversely affect our ability to expand our customer base.

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

•                      anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic, regulatory and political changes in China;

•                      manage our expanding operations and service offerings, including the integration of any acquisitions;

•                      maintain adequate control of our expenses;

•                      adequately and efficiently operate, maintain, upgrade and develop our websites and the other systems and equipment we utilize in providing our services;

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

As part of our business expansion strategy, we may pursue acquisitions or investments in certain complementary or new businesses. For example, we acquired Yingjiesheng.com, an established online recruitment website which focuses on college graduates and students in China, in April 2015. The success of any acquisition will depend upon several factors, including:

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

To leverage our large sales force, corporate customer base and brand names, we may expand the scope of services we provide and develop, introduce or invest in new products outside of the human resource services industry to increase our revenues. However, these efforts may not be successful. For example, our investment in a coupon advertising services company resulted in a loss from impairment of RMB15.1 million, the total amount of our investment, in 2011. In the future, if we again choose to pursue products and services outside of the human resource services industry in China, we cannot assure you that we will be able to do so on a commercially viable basis or in a timely manner, or at all. Any of our efforts to begin or operate a business outside of the human resource services industry that are not successful may materially and adversely affect our financial condition and results of operations.

We may be subject to liability for placing advertisements with content that is deemed inappropriate.

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on September 1, 2015, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. If we are deemed to be in violation of such regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license or advertising license, any of which may materially and adversely affect our business.

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

We rely heavily on our information systems, and any failure to properly maintain and secure our systems could seriously disrupt our operations and harm our business.

The Internet industry is facing significant challenges regarding information security and privacy, including the storage, transmission and sharing of confidential information. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. The PRC Counter-Terrorism Law, which became effective on January 1, 2016, further requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. Our ability to store, retrieve, process, manage and protect substantial amounts of data and information, including our client and candidate databases, is an important part of our operations and a critical component of our success. We must further develop and enhance our information systems to compete effectively and ensure our compliance with relevant laws and regulations, which may require significant staff and financial resources. If our online platforms, including our websites, and our other applications, products and systems are not properly maintained and secured, our operations could be seriously disrupted and our business significantly harmed.

Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

Hacking and computer viruses may cause delays or other service interruptions on our systems. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our websites through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. Although to date we have not been subject to significant targeted disruptions or hacking, and our websites have not gone off-line or been shut down for any significant period of time, we may incur significant costs to continue to protect our systems and equipment against the threat of, and to repair any damage caused by, hacking and computer viruses. Moreover, if hacking or a computer virus affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. — Controls and Procedures.”

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

As of February 29, 2016, the following shareholders beneficially owned 36.3 million common shares:

•                      Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, which beneficially owned 23.4 million common shares, or approximately 39.7 % of our outstanding common shares, and which is affiliated with Kazumasa Watanabe, one of our directors; and

•                      Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 21.8 % of our outstanding common shares.

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

The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has been relaxed and foreign persons are now permitted to wholly own advertising entities in China. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003, and this ownership limitation has been increased to 70% for human resource services companies registered in Pudong New District, Shanghai since June 2006. For a discussion of the limitations on foreign ownership governing our businesses, see “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.”

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

If we or any of our subsidiaries or affiliated entities were found to have been in violation of PRC laws or regulations governing foreign ownership of advertising or human resource services businesses and the proper operation of our businesses, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

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

Risks Related to Doing Business in China

Our business could be affected by changes in China’s economic, political, regulatory or social conditions or government policies.

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

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic value-added telecommunications services license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, and from providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of a telecommunications business in China. The MIIT Notice also requires that value-added telecommunications services license holders (including their shareholders) directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations. The MIIT Notice further requires each value-added telecommunications services license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. For those who are not in compliance with the requirements above and fail to rectify the non-compliance within the period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses. Tech JV, our operating entity which provides online recruitment services, has obtained a value-added telecommunications business operation license permitting it to provide information service via the Internet and mobile networks. However, we cannot assure you that relevant government authorities will not adopt new laws or regulations in the future which may be burdensome on our business or cause substantial compliance costs to us, nor can we assure you that we will always be able to comply with such laws and regulations.

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

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. There are uncertainties on how the EIT Law and its implementation rules are enforced, and whether its future implementation may be consistent with its current interpretation.

In December 2009, our subsidiary, Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. In 2015, its preferential tax status was renewed by local tax authorities through 2017. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

Recently, the PRC Ministry of Science and Technology, the PRC Ministry of Finance, or the MOF, and the PRC State Administration of Taxation, or the SAT, jointly issued the Revised Measure for Certification of High and New Technology Enterprise (Guo Ke Fa Huo [2016] No. 32), or Circular 32, which replaces current rules to provide clarifications on the new assessment criteria and administrative matters as well as the afterwards supervision of HNTEs. Circular 32 became effective on January 1, 2016. Highlights of the new rules include: (1) expanding the high and new technology areas; (2) adjusting certain assessment criteria and retaining the implicit requirement for enterprises to manage their HNTE qualifications systematically; (3) simplifying the assessment procedure to facilitate application process and establishing an administrative mechanism of selective examination and key examination. However, there has been no detailed working guidance so far about the administrative procedures for HNTE assessment under the new rules. If Tech JV does not maintain its status as a HNTE and the EIT rates of our PRC subsidiaries increase, our financial condition and results of operations could be materially and adversely affected.

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

In addition, pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a normal tax rate of 5% of their revenues. In 2012, China implemented a pilot program replacing business tax with value-added tax, or VAT, in Shanghai. Effective January 1, 2012, companies providing services in the transportation industry or in modern services selected for the pilot program in Shanghai are subject to and pay VAT rather than business tax. As a result, some of our subsidiaries became subject to VAT at a rate of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against our VAT liability. The pilot program has been implemented nationwide since August 1, 2013. Moreover, the scope of services subject to the VAT pilot program has been expanding. Pursuant to Circular Cai Shui [2013] No. 106 jointly issued by the MOF and the SAT on December 12, 2013, as from January 1, 2014, the VAT pilot program is applicable to transportation service, postal service and certain modern services including research, development and technical service, IT service, cultural and creational service, logistics and ancillary service, leasing of tangible assets, authentication and consultancy service, broadcasting, movie and TV service. Pursuant to Circular Cai Shui [2014] No. 43 jointly issued by the MOF and the SAT on April 29, 2014, as from June 1, 2014, telecommunication service is covered by the VAT pilot program. Effective May 1, 2016, the replacement of business tax with VAT will be extended to construction, real estate, finance and consumer services industries, thereby making VAT applicable to all industries in China. Revenues in most of our PRC subsidiaries were subject to VAT as of December 31, 2015, and we have incurred an increase in tax payments under the VAT regime than under the business tax regime, which has reduced the amount of revenues we recognize. If further changes to PRC tax laws and regulations result in increased taxation, our financial condition and results of operations may be negatively impacted.

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

On February 3, 2015, the SAT issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-Resident Enterprises (SAT Bulletin [2015] No. 7), or Bulletin 7, which took effect on the date of issuance and is retroactively applicable to indirect transfers that occurred before the date of issuance and have not been subject to tax treatment. Bulletin 7 provides detailed rules and guidance on the tax treatment of non-resident enterprises’ indirect transfer of: (i) the property of an establishment or place situated in China; (ii) real property situated in China; and (iii) equity interest in PRC resident enterprises, or collectively, China Taxable Property. Bulletin 7 repealed the relevant provisions of Circular 698 regarding indirect transfers. Pursuant to Bulletin 7, an indirect transfer of China Taxable Property shall be re-characterized as direct transfer of China Taxable Property and subject to Chinese taxation if a non-resident enterprise transfers, through an arrangement that does not have a reasonable commercial purpose, equity interest or other similar interests in an intermediate offshore holding company that directly or indirectly holds China Taxable Property, and the result of such indirect transfer is in substance the same or similar to the direct transfer of China Taxable Property, thereby avoiding tax payment. Bulletin 7 specifies a list of factors to determine whether the indirect transfer has a reasonable commercial purpose, such as whether all or most of the value of the offshore holding company’s equity is directly or indirectly derived from China Taxable Property, whether all or most of the properties of the offshore holding company comprise of direct or indirect equity investments in China, whether all or most of the revenue of the offshore holding company is sourced from Chinese companies, the functions performed and risks assumed by the offshore holding company, and the substitutability of indirect transfer and direct transfer. Indirect transfers shall be deemed to lack a reasonable commercial purpose if all of the following conditions are met: (i) 75% or more of the value of the offshore companies’ equity is derived from China Taxable Property; (ii) 90% or more of the total assets (excluding cash) of the offshore holding company are direct or indirect investments located in China, or 90% or more of the revenue of the offshore holding company is sourced from China in the year prior to the indirect transfer; (iii) the offshore holding companies perform limited functions and assume limited risks that are insufficient to prove their economic substance; and (iv) the foreign income tax payable on the indirect transfer is lower than the possible China tax payable on the direct transfer. Under Bulletin 7, if an indirect transfer is re-characterized as direct transfer of China Taxable Property, the overseas seller will be subject to (i) 25% EIT rate on the gains derived from the indirect transfer of the property of an establishment or place situated in China, or (ii) 10% EIT rate on the gains derived from the indirect transfer of real property situated in China or equity interests in Chinese resident enterprises, unless the applicable tax treaty provides otherwise. Moreover, Bulletin 7 provides safe harbor to exempt a qualified intra-group reorganization as defined under Bulletin 7 from taxation, and clarifies that Bulletin 7 is not applicable to an indirect transfer if (i) the income from the indirect transfer would have been exempt from taxation in China in accordance with applicable tax treaties if the indirect transfer had been conducted as a direct transfer, or (ii) the non-resident enterprise buys and then sells, in the public securities market, the equity interests in the same overseas listed company. Pursuant to Bulletin 7, the parties to the indirect transfer and the PRC resident enterprise whose equity interest is transferred may report the indirect transfer to the PRC tax authorities on a voluntary basis, different from the reporting obligation imposed on the overseas seller under Circular 698. Bulletin 7 also provides clarification on other issues relating to indirect transfers of China Taxable Property, such as the withholding obligation of the buyer in the indirect transfer of real property situated in China or equity interest in PRC resident enterprises, the documentation requirements for voluntary reporting to the tax authorities, additional documents that the tax authorities are empowered to request, timeframe of making tax payments under Bulletin 7 and the legal consequence for failure to pay or withhold tax in respect of the indirect transfers.

We do not believe that the transfer of our common shares or ADSs by our non-PRC shareholders would be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698 or Bulletin 7, as the share transfer is not carried out for the main purposes of avoiding PRC taxes and Bulletin 7 does not apply to the situation where the non-resident enterprise buys and then sells, in the public securities market, the equity interests in the same overseas-listed company. However, there is uncertainty as to the interpretation and application of Circular 698 and Bulletin 7 by the PRC tax authorities in practice. If you are required to pay PRC tax on the transfer of our common shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 or Bulletin 7 will affect our financial condition or results of operations. For example, we may be required to expend valuable resources to comply with Circular 698 or Bulletin 7, or to establish that we should not be taxed under Circular 698 or Bulletin 7, any of which could have an adverse effect on our financial condition and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar increased 2.8% in 2013 but decreased 2.5% in 2014 and 4.4% in 2015. Correspondingly, we recognized a loss from foreign currency translation of RMB6.5 million in 2013, a gain of RMB10.0 million in 2014 and a loss of RMB55.9 million (US$8.6 million) in 2015. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a material portion of our assets and liabilities are denominated in U.S. dollars, any future revaluations of the Renminbi may result in charges to our consolidated statement of operations and comprehensive income and significant changes in the values of these U.S. dollar denominated assets and liabilities when translated into Renminbi.

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

Risks Related to Our Common Shares and Our ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations in response to factors including the following:

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

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, most of whom have been granted stock options.

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

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening either an annual general meeting or an extraordinary general meeting called to vote on matters requiring the approval by special resolution is 20 days. The minimum notice period for other extraordinary general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

We are an exempted company incorporated under the laws of the Cayman Islands, and the majority of our assets are located outside the United States. In addition, many of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or executive officers.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law, as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2015, although there can be no assurance in this regard. However, we believe there is a material risk that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2015, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a material risk that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in any future taxable year.

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

ITEM 4.                                    INFORMATION ON THE COMPANY

A.                History and Development of the Company

We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law. Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign-invested enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of our domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:

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

Our principal executive offices are located at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86-21-6160-1888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CCS Global Solutions, Inc., located at 530 Seventh Avenue, Suite 909, New York, New York 10018.

Our principal capital expenditures in 2013 totaled RMB222.1 million, which included RMB164.9 million for the acquisition of office premises in Beijing as well as the completed acquisition of the new Wuhan building and the purchase of computers, office equipment, fixtures and furnishings. Our principal capital expenditures in 2014 totaled RMB33.3 million, which included the purchase of computers, office equipment and furnishings. Our principal capital expenditures in 2015 totaled RMB89.4 million (US$13.8 million), which consisted of RMB43.8 million (US$6.8 million) for the acquisition of office space in Shanghai as well as the purchase of computers, office equipment and furnishings.

Capital expenditures in 2015 were funded through operating cash flows and our existing capital resources, and we expect to continue to fund our capital expenditures through these means. Our capital expenditure plans for 2016 have not yet been fixed, but we intend to purchase office furnishings, computers and technology-related equipment.

In 2015, we completed the acquisition of 100% of the equity interest in Yingjiesheng.com for RMB250.0 million (US$38.6 million) and 60% of the equity interest in Beijing Zhiding Youyuan Management Consulting Co., Ltd., a provider of professional assessment services, for RMB18.7 million (US$2.9 million). We utilized our existing cash resources for payments related to these acquisitions in 2015. We may selectively acquire or invest in businesses that complement our existing businesses in the future.

Our Offerings and Securities Repurchases

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

In September 2008, we announced a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees. In June 2014, our shareholders approved an increase to the size of the share repurchase program from US$25 million to US$75 million. Under this increased program and through open-market transactions, we purchased 799,293 and 898,950 ADSs for an aggregate consideration of approximately US$25 million and US$24 million in the years ended December 31, 2014 and 2015, respectively, including transaction fees. See “Item 16E. — Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

In addition to the share repurchase program, we may from time to time make repurchases of our other securities, including our convertible senior notes due 2019, in open market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors. The amounts involved may be material. We did not make any repurchase of our convertible senior notes in 2015.

B.                Business Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on online recruitment advertising, we operate three main websites: www.51job.com, www.yingjiesheng.com and www.51jingying.com. These websites are utilized by a broad base of corporate employers, reaches a wide and diverse audience of job seekers and aggregates job information from over 100 cities across China. We also historically operated local recruitment advertising publications but ceased all print advertising services as of December 31, 2015.

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

Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers. We receive a majority of our revenues in the form of fees from employers for placing job advertisements on our websites. We also receive fees from employers for accessing our online resumé database, using our eHire product and engaging our other human resource related services.

Our Product and Services

We provide a range of human resource services in the following categories:

•                      recruitment advertising services, including online recruitment and, historically, print advertising services; and

•                      other human resource related services, such as business process outsourcing, training, campus recruitment and executive search services.

We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 64.7% of our revenues in 2013, 65.8% of our revenues in 2014 and 64.5% of our revenues in 2015. Our print advertising business generated 3.0% of our revenues in 2013, 0.7% of our revenues in 2014 and 0.3% of our revenues in 2015. Other human resource related services generated 32.3% of our revenues in 2013, 33.5% of our revenues in 2014 and 35.2% of our revenues in 2015.

Recruitment Advertising Services — Online Recruitment Services

www.51job.com. We established our flagship online recruitment website, www.51job.com, in 1999. Online recruitment advertisements appear in both Chinese and English on www.51job.com. These advertisements cover many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. Job seekers may search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, job title and job posting date. We regularly maintain and update our www.51job.com with job search, training and general career management content.

We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 96 million user accounts established since the launch of this website in 1999 and approximately 90 million resumés posted online as of December 31, 2015. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As the website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers also post advertisements online when they consider the demographics of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a large number of recruitment advertisements targeted at white-collar job seekers between the ages of 20 to 35 that are more likely to be familiar with the Internet and utilize this medium for their job search. We generally update the advertisements on the website several times each hour, which provides job seekers with new opportunities constantly and allows employers to receive responses more rapidly. Employers also attract online job seekers by placing advertising banners, trademarks, logos, website hyperlinks and other forms of advertising on the website to promote their corporate image for a fee that varies depending on the size, graphics, placement and duration. In addition, we offer enhanced marketing tools, such as priority placement of their job postings in keyword search results and direct email marketing campaigns to a targeted group of job seekers, to employers for a fee.

Employers can use our eHire web-based platform to post recruitment advertisements, search our job candidate database and download resumés for a fee. In addition, eHire contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process. We also offer website design as an additional value-added service and marketing tool for corporate customers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate these sites for our clients. These client sites, together with all of our websites, are hosted by China Telecom and China Unicom.

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

www.yingjiesheng.com. In April 2015, we acquired Yingjiesheng.com, or YJS, an established online recruitment website which focuses on college graduates and students in China. Operating commercially since 2007, YJS enables employers to place recruitment advertisements and allows job seekers to apply to full-time, part-time and internship job opportunities. YJS also disseminates information about application deadlines, on-campus talks, corporate visits and recruitment fairs. In addition, YJS moderates hundreds of online career advice and job seeker counseling forums that facilitate information sharing and engagement among its users.

We believe YJS is an important complement to www.51job.com as it attracts new highly educated, first-time workers that may be migrated to www.51job.com for further job opportunities as they mature and gain experience. YJS also leverages our sales resources and customer relationships as it extends our scope of online recruitment services and provides access to a younger audience that is particularly valuable to employers who seek to build a long-term talent pipeline. In addition, we believe the collaboration of the online presence of YJS and our existing offline campus recruitment services increase and strengthen our overall service effectiveness to employers.

www.51jingying.com. In February 2015, we launched www.51jingying.com, a new website which targets the higher end, headhunting segment of the recruitment market. www.51jingying.com provides a platform to connect recruiters with primarily passive job seekers who are usually currently employed, older, more experienced and highly skilled. Through www.51jingying.com, headhunters may post employment opportunities and search job candidate profiles. Conversely, job seekers can apply to these listings and access recruiter profiles that provide background details on industry of expertise, previous job placements and verification of professional credentials. However, to complete a connection, recruiters and job seekers are required to exchange and accept each other’s electronic business cards through the www.51jingying.com platform, after which, they can build a professional network of contacts and establish long-term relationships. The features of www.51jingying.com also include more powerful search capabilities that better prioritize relevant positions and candidates, a private communication channel, and a mobile app with a name card scanning function.

We believe that www.51jingying.com addresses an emerging segment of the labor market in China that has been traditionally served by a highly fragmented, offline community of local, small headhunting firms. We intend to utilize our existing sales force to introduce www.51jingying.com to these recruiters. We also plan to promote www.51jingying.com to a select portion of registered users at www.51job.com whose demographics identify them as experienced workers. We will be focused on developing and enhancing the functions and features of www.51jingying.com and to build engagement between headhunters and job seekers.

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2013	2014	2015
Estimated unique employers using online recruitment services	333,973	388,158	406,880

We provide job seekers access to our websites and mobile applications free of charge.

Recruitment Advertising Services — Print Advertising

51job Weekly. 51job Weekly was a city-specific recruitment advertising publication which was published once a week and was distributed as an insert in a local newspaper and/or on a stand-alone basis. 51job Weekly contained recruitment advertisements for the full range of job categories that are available on our www.51job.com website. Advertisements placed in 51job Weekly were primarily in Chinese language.

In recent years, we believe the growing acceptance of online recruitment services by employers combined with the ongoing shift in recruitment advertising expenditures from print to online media has limited the future use and market outlook of print advertising services for recruitment purposes. As a result, we made a strategic decision to transition our business focus away from these print advertising services and began discontinuing the publication of 51job Weekly in many cities in 2010.

The following table sets forth the estimated number of print advertising pages we generated and the cities where 51job Weekly was published for the periods and as of the dates indicated. As of December 31, 2015, we ceased all print advertising operations.

	2013	2014	2015
Estimated number of print advertising pages(1)	1,492	275	48
Number of cities where 51job Weekly was published(2)	2	1	—

(1)             For the years ended December 31, 2013, 2014 and 2015.

(2)             As of December 31, 2013, 2014 and 2015.

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

Professional Assessment Tools. We provide assessment tools to assist human resource departments in evaluating capabilities and dispositions of job candidates and existing employees. In addition, in June 2015, we completed an acquisition of Beijing Zhiding Youyuan Management Consulting Co., Ltd., or Zhiding Youyuan. Zhiding Youyuan provides talent assessment services, including a system of in-house developed, proprietary psychometric tests, which help employers to identify ideal job candidates and better allocate talent resources in their organizations in China.

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

Technology

We design and update our websites and develop our proprietary software entirely in-house. Our websites are hosted by China Telecom and China Unicom, China’s principal telecommunications and Internet service providers. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our websites, other than the advertisements and trademarks provided by our advertisers.

We employ a large staff of website designers and technicians to update and enhance our websites as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. We update the advertisements on our websites from our customer service center in Wuhan and our principal executive offices in Shanghai. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our websites within a few hours.

From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or hacking and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by China Telecom and China Unicom are consistent with the difficulties that affect Internet service in China generally. To date, our websites has not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our websites. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We face risks related to health epidemics and other natural disasters;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”

Competition

We face significant competition in all of our business lines. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.”

Online Recruitment Services

We experience competition in our online recruitment services business from dedicated online recruitment websites, websites affiliated with local job fair operators and market niche players that focus on particular industry verticals, such as technology and finance, or job seeker segments. We view our principal existing online competitors to be Zhaopin.com and ChinaHR.com, which are primarily dedicated online recruitment websites.

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

Sales and Marketing

Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. We utilize various marketing channels to target these key groups:

•                      job seekers;

•                      employers with hiring and/or training needs;

•                      executive recruiters and headhunting firms; and

•                      human resource departments with actual or potential outsourcing needs.

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers. As of December 31, 2015, we employed approximately 3,400 sales and account management representatives that identify and directly contact potential customers via telephone, personal sales visits, the Internet and the mail. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan, which became operational in February 2010. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for potential clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new services and products.

Event Marketing. We organize customer events, such as recruiting workshops, product information seminars, industry roundtables and networking events, to provide our sales team an opportunity to personally interact with employers and understand their recruitment needs.

Online and Mobile Marketing. We utilize advertising, such as banner advertisements, keyword and hyperlink purchases, paid listings and video, to promote our brand names on the Internet and mobile marketplaces. We also conduct and sponsor online promotion campaigns such as drawings, giveaways and contests to attract traffic and enhance the loyalty of job seekers to our websites. In addition, we have developed mobile applications which can be downloaded by users for free.

Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise through various media, including outdoor advertising on digital displays, billboards, bus stops and public transportation. In addition, we advertise on print media such as newspapers, magazines, industry publications and telephone directories.

Cross-Marketing. We have established cross-marketing relationships between www.51job.com and a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use our websites.

Media Promotions. We produce surveys and analyses on job market trends and developments that are regularly featured and published in magazines, newspapers and on the Internet. We believe this exposure heightens our corporate image among both employers and job seekers and attracts interest and sales inquiries for our services.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors and others to protect our intellectual property rights. We have registered our www.51job.com, www.yingjiesheng.com and www.51jingying.com Internet domain names as well as a number of similar and other domain names in an effort to prevent entities from diverting online traffic away from our websites.

We have registered trademarks, including前程无忧, 前程, 51job.com, 无忧工作网, 网才 and eSearch, with the Trademark Office of the SAIC in the PRC. In January 2010, 前程无忧 was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the SAIC.

Under a trademark license agreement between WFOE, as licensor, and Tech JV, as licensee, Tech JV has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and Tech JV, as licensee, Tech JV has the right to use the www.51job.com domain name in connection with the operation of this website. See “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Limitations on Foreign Ownership of Our Businesses

Advertising

The principal regulation governing foreign ownership of advertising companies in China, the Administrative Regulations Concerning Foreign-Invested Advertising Enterprises (2008 Revision), was repealed on June 29, 2015. Foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising service, foreign ownership restrictions on the value-added telecommunications business are still applicable.

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005 and 2015, jointly promulgated by the MHRSS, the MOFCOM and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. This ownership limitation has been increased to 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in Pudong New District, Shanghai since June 2006. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

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

The principal regulations governing foreign ownership in Internet content providers in China include:

•                      Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008 Revision); and

•                      Foreign Investment Industry Guidance Catalogue (2015), effective on April 10, 2015.

Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services (except for a few businesses such as e-commerce and application store), which include the service of providing Internet content.

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

•                      Advertising Law (2015 Revision);

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

Human Resource Services

Human resource services firms in China are mainly regulated by the MHRSS. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005 and 2015), jointly promulgated by the MHRSS and the SAIC. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local administration of human resources and social security at the county level and above, while any foreign-invested entity providing human resource services in China must obtain such license from the administration at the provincial level. Each of these administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

Value-Added Telecommunications Services and Online Commerce

The delivery of content on our websites is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the MIIT and the SAIC. The principal regulations applicable to the telecommunications industry and Internet include:

•                      Telecommunications Regulations (2014 Revision);

•                      The Administrative Measures for Telecommunications Business Operating Licenses (2009); and

•                      The Internet Information Services Administrative Measures (2011 Revision).

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

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts and under some other circumstances. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract except where such employee makes certain serious faults. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued in December 2007 and effective as of January 2008 and its implementation measures, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

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

Regulations Relating to Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001, the amendment of which was approved by the Standing Committee of the National People’s Congress in October 2007.

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

Regulations Relating to Internet Privacy

The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting and using personal information of their users, such collection and use is subject to the users’ prior consent. Also, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services effective in March 2012, without the consent of users, Internet information service providers shall not collect personal information of users or provide such information to others. Where the Internet information service providers obtain the consent of users, it shall clearly inform users of the methods, contents and purposes for collecting and processing the personal information of users, and it shall not collect the information unnecessary for providing services, and nor use the personal information of users for purposes other than providing services.

Under the Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks effective in December 2012, Internet service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, adhere to the principles of legality and rationality to necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws, regulations or the agreement between both sides. Internet service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens, publish their collection and use rules.

Under the Provisions on Protecting the Personal Information of Telecommunications and Internet Users effective in September 2013, telecommunications services operators and Internet information services providers shall formulate the rules for collection and use of users’ personal information and publish such rules in their business or service premises or on their websites. Without the consent of users, no telecommunications services operator or Internet information services provider may collect and use users’ personal information. When collecting and using users’ personal information, telecommunications services operators and Internet information services providers shall clearly inform users of the purpose, manner and scope for collection and use of information, the channels for inquiry and correction of information, the consequences from refusal to provide information and other relevant matters. Telecommunications services operators and Internet information services providers shall not collect users’ personal information other than that necessary for providing services, or use information for purposes other than the provision of services; and shall not collect and use information by fraud, misleading, coercion or any other means or in violation of laws, administrative regulations or agreements between both sides.

Under the Provisions on the Administration of Account Names of Internet Users effective in February 2015, Internet information service providers shall protect the users’ information and privacy of citizens and conduct identity verification of individuals before account registration. Under the PRC Advertising Law, the amendment of which became effective in September 2015, without the consent or request of the receiver, no entity or individual may send advertisements to the receiver’s residence or vehicle, among others, or send advertisements in the form of electronic information. Where an advertisement is sent in the form of electronic information, the sender’s true identity and contact information shall be explicitly indicated, and the sender shall provide the recipient with a method for the recipient to discontinue receiving such advertisements. Under the PRC Counter-Terrorism Law, which became effective in January 2016, Internet service providers shall conduct identity verification of individuals.

To comply with these regulations, we provide subscribers to our websites with a range of confidentiality options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these subscribers in accordance with their instructions.

However, the PRC government retains the power and authority to order Internet content providers to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.

Regulations Relating to Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the PRC State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions require any Internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features, such as digital works that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from the SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign owned enterprises cannot engage in providing web publishing services.

We do not believe the activities we engage in on our websites constitute “Internet publishing activities” as such term is used in the Online Publishing Provisions. As a result, we have not applied or obtained an Internet publishing license. However, in the event that our activities are deemed to be “Internet publishing,” we may be required to obtain approval from the relevant PRC authorities. If we are deemed to be in breach of the Internet publishing regulations, the relevant PRC authorities may seize the related equipment and servers used primarily for such activities and confiscate any revenues generated from such activities. In addition, the relevant PRC authorities may also impose fines.

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

The SAFE promulgated the Notice of the SAFE on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises, or Circular 19, on June 1, 2015, which superseded Circular 142. Under Circular 19, foreign-invested enterprises are allowed to settle 100% of their capital in foreign currencies in Renminbi on a discretionary basis. The Renminbi obtained by foreign-invested enterprises from the discretionary settlement of their capital in foreign currencies shall be managed under the accounts for foreign exchange settlement pending payment, and foreign-invested enterprises shall make various payments from such account for the following scope of use: expenditure within the business scope, payment for domestic equity investment and Renminbi deposits, transfers to the special centralized fund management account and the Account for Foreign Exchange Settlement Pending Payment under the same name, repayment of the Renminbi loans that have been fully used, repayment of external debts directly or by foreign exchange purchase and payment, external payment of funds to foreign investors due to capital reduction or divestment directly or by foreign exchange purchase and payment, external payment of current account expenditure directly or by foreign exchange purchase and payment, and other capital account expenditure registered by the relevant foreign exchange bureau (bank) or approved by the relevant foreign exchange bureau. Foreign-invested enterprises shall not use their capital and the Renminbi obtained from foreign exchange settlement for any of the following purposes: direct or indirect use for expenditure beyond its business scope or expenditure prohibited by the PRC laws and regulations; directly or indirect use for investment in securities, unless otherwise prescribed by laws and regulations; directly or indirect use for granting entrusted loans (unless permitted under its business scope), repaying inter-company loans (including third party advances) and repaying Renminbi bank loans that have been transferred to a third party; or use for the expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Circular 19 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

The SAFE promulgated Circular 37 on July 4, 2014, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to the Notice on Further Simplify and Improve Administrative Policies regarding Foreign Direct Investment issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations (other than make-up registrations) will be handled by the authorized local banks instead of the local SAFE branches.

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

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that the SAFE deems appropriate.

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

51job, Inc.
(Cayman Islands)
100%
51net HR
(Cayman Islands)
100%
51net Beijing
(Cayman Islands)
100%
51net.com Inc.
("51net")(1)
(British Virgin Islands)
Outside PRC
Inside PRC
70%
Shanghai Wang Ju
Human Resource
Consulting Co., Ltd.
("Wang Ju")
100%
Qian Cheng Wu You
Network Information
Technology (Beijing)
Co., Ltd. ("WFOE")
50%
Qianjin Network
Information
Technology (Shanghai)
Co., Ltd. ("Tech JV")(2)
30%
Beijing Run An Information
Consultancy Co., Ltd. ("Run An")
Wuhan Mei Hao Qian
Cheng Advertising Co.,
Ltd. ("Wuhan AdCo")
49%
20%
80%
Shanghai Qianjin
Advertising Co., Ltd.
("AdCo")
50%
50%
David
Weimin Jin
Tao
Wang
100%
100%
Beijing Qian Cheng Si
Jin Advertising Co., Ltd.
("Qian Cheng")
1%
50%
Shanghai Wang Cai
Advertising Co., Ltd.
("Wang Cai AdCo")
50%
Equity interest
Contractual arrangements

(1)             In addition, 51net directly or indirectly wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd.; and Wuhan Wang Cai Information Technology Co., Ltd.

(2)             Includes four PRC subsidiaries of Tech JV: Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Yishu Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; Shanghai Pinyi Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; and Beijing Zhiding Youyuan Management Consulting Co., Ltd., a 60% owned subsidiary which conducts human resource services.

Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng’s ownership of Wuhan AdCo, each of 51net and Qian Cheng effectively holds 50% of the equity interest in Tech JV.

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

D.                Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 18,840 square meters across two locations in Wuhan. We also maintain a large sales office in downtown Shanghai comprising approximately 3,230 square meters. In addition, we lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guiyang, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 30,800 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

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

In April 2015, we completed the acquisition of approximately 1,615 square meters of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB43.8 million (US$6.8 million) and was funded from our existing cash resources.

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

A.                Operating Results

Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment advertising services which include online recruitment and, historically, print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

We generate a large majority of our revenues from our recruitment advertising services. For the year ended December 31, 2015, our online recruitment services and print advertising businesses generated 64.5% and 0.3% of our revenues, respectively. Other human resource related services generated 35.2% of our revenues in 2015.

Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

•                      Growth of the Chinese Economy and Demand for Human Resource Services in China. China’s rapid economic growth has served as an important catalyst for the development of the human resource services industry. In addition, the proliferation of new enterprises has led to increased market liberalization and competition. As a result, companies in China are increasingly recognizing the need for improved recruitment processes and talent management, which has driven the demand for human resource services.

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. Recently, there have been increasing concerns about the Chinese economy as the growth rate of China’s gross domestic product has slowed in 2014 and 2015. If there are further slowdowns or other adverse developments in China’s economic growth, we may experience material changes in market demand and customer spending, each of which would adversely affect our financial condition and operating results, such as negative or lower revenue growth rates, margin contraction and decreased profitability.

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

•                      Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 688 million in 2015, ranking China as the largest market of Internet users in the world. We believe that continued development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our recruitment advertising services, primarily our online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2013	2014	2015

Revenues:
Online recruitment services	64.7%	65.8%	64.5%
Print advertising	3.0	0.7	0.3
Other human resource related revenues	32.3	33.5	35.2
Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2013 compared to 2012	2014 compared to 2013	2015 compared to 2014

Online recruitment services	14.9%	15.1%	8.7%
Print advertising	(51.5)	(72.1)	(62.6)
Other human resource related revenues	16.8	17.3	16.6
Total revenues	10.9%	13.2%	10.8%

Recruitment Advertising Revenues

We receive recruitment advertising revenues from the fees that employers pay us for our online recruitment services and, historically, our print advertising services.

Online Recruitment Services Revenues. We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our websites and for access to eHire through which our resumé download services and recruitment management tools are available. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within our platforms. While we do not charge job seekers for accessing our websites and using basic functions, including the ability to register and maintain a user account, search and browse job postings and submit job applications, certain enhanced services are available to job seekers for a fee.

We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of the Internet as a recruitment medium in China and our effectiveness in increasing the number of employers using our online recruitment services.

For the future, we expect the growth of our online recruitment services revenues will continue to be driven by an increase in the number of unique employers using these services as well as higher average revenue per unique employer due to our up-selling efforts and potential price increases over time. In addition, two opposing trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer, which occurred in 2013 and 2014. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically mitigated or offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer and occurred in 2015. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

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

We generally require that all advertising fees be paid in advance of posting an advertisement on our websites, although we may offer credit terms to select clients on a case-by-case basis.

Print Advertising Revenues. We generated our print advertising revenues from fees that we charged employers for placing recruitment and related advertisements in 51job Weekly. We did not receive revenues from the sale of 51job Weekly. Our print advertising revenues were primarily affected by the number of print advertising pages and the fees that we charged. The advertising rates that we charged varied and depended on a number of factors including the size, placement, format and use of color and graphics in the advertisement and the length of time the advertisement was to appear.

In recent years, we believe the growing acceptance of online recruitment services by employers has limited the demand and future use of print advertising services for recruitment purposes. As a result, we have been redirecting our efforts and resources away from print advertising services since 2010. As of December 31, 2015, we ceased all print advertising operations.

We calculated the number of our print advertising pages by physically counting the number of paid advertising pages in each of our editions of 51job Weekly. In calculating the number of paid advertising pages, we made adjustments to take into account differing page sizes and pages with mixed advertising and non-advertising content. This was a manual process that was subject to error, including errors in judgment as to the appropriate adjustments that were made. We cannot assure you that our methodology, page counting, calculations and analyses were accurate, or that they yielded results that were comparable between periods or gave a correct approximation of the actual revenues we generated per page.

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our training services, we receive a registration fee per each participant who attends our seminars and workshops. For our campus recruitment services, we charge employers fees for preparing a customized campus recruitment strategic plan, promoting their image to students and schools, and handling on-campus logistics and administrative tasks. For engaging our executive search and placement services, we charge a total assignment fee, which may include a minimum upfront retainer, based on a percentage of the successful candidate’s annual or monthly compensation. In addition, we also charge enterprises for utilizing our assessment services, purchasing our studies and reports on compensation and other human resource topics, and for participating in our industry conferences. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising services over time.

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

In 2012, China implemented a pilot program replacing business tax with VAT in Shanghai. Effective January 1, 2012, companies providing services in the transportation industry or in modern services selected for the pilot program in Shanghai are subject to and pay VAT rather than business tax. The pilot program has been implemented nationwide since August 1, 2013. As of December 31, 2015, revenues in most of our PRC subsidiaries had become subject to VAT at a rate of 6% while being permitted to offset input VAT supported by valid VAT invoices received from vendors against our VAT liability.

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

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2013	2014	2015

Cost of services	(27.5)%	(27.1)%	(27.7)%
Total operating expenses	(42.1)%	(44.3)%	(44.7)%

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

Cost of Services

Our cost of services primarily consists of salary and employee compensation, subcontracting expenses, costs related to training materials and contracted instructors, and data storage and bandwidth costs. The majority of our employee compensation and other costs of services are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. While we expect that our cost of services in absolute amount will increase as we expand our business operations, and while this cost as a percentage of net revenues increased in 2015 due to softer recruitment demand amid a slower economic growth environment in China, we aim to lower this cost as a percentage of net revenues over time through greater economies of scale and scope as well as improved efficiency and productivity.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2013	2014	2015

Operating expenses:
Sales and marketing	(28.6)%	(30.7)%	(31.9)%
General and administrative	(13.5)	(13.6)	(12.8)
Total operating expenses	(42.1)%	(44.3)%	(44.7)%

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including customer demand, competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. We expect to continue to invest resources to strengthen our market position and brand, to expand our sales force and to promote new products and services. Although we expect that our sales and marketing expenses in absolute amount will increase as we grow our businesses, and while these expenses as a percentage of net revenues increased in 2014 and 2015 due to higher employee compensation expenses, expansion of our sales team and greater spending on marketing and promotional activities, we aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements.

Our general and administrative expenses primarily consist of employee salaries, bonuses and share-based compensation, building depreciation, office rent and property management fees, administrative office expenses and professional services fees. While we expect that our general and administrative expenses in absolute amount will increase as we grow our businesses, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term by capitalizing on operational and management efficiencies.

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

PRC

In March 2007, the National People’s Congress enacted the EIT Law, which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. In 2015, its preferential tax status was renewed by local tax authorities through 2017. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

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

Moreover, under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2015, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.”

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. Our significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, estimated useful lives of property and equipment and intangible assets, fair values of options to purchase our common shares, fair values of financial instruments, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of non-controlling interests with respect to business combinations, and deferred tax valuation allowance. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists our management in making business decisions.

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

We had deferred tax assets, net of valuation allowance, of RMB10.4 million, RMB10.3 million and RMB2.4 million (US$0.4 million) as of December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2013, 2014 and 2015, we recognized aggregate valuation allowances of RMB0.5 million, RMB0.5 million and RMB1.9 million (US$0.3 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 “Income Taxes — Overall — Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2013, 2014 and 2015, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB64.9 million in 2013, RMB81.4 million in 2014 and RMB85.9 million (US$13.3 million) in 2015 in connection with the grant of options to our employees, executives and directors.

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

ASC 810 requires a “variable interest entity” to be consolidated by the primary beneficiary of such entity. An entity is considered to be a variable interest entity if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under various agreements with Qian Cheng and Run An, we are considered the primary beneficiary of Qian Cheng and Run An, and all of their interests have been consolidated in our financial statements. All significant transactions and balances between us, our subsidiaries, Qian Cheng and Run An have been eliminated upon consolidation.

We have been advised by Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, that these contractual arrangements are enforceable and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure —The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

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

Long-Lived Assets

Our accounting for long-lived assets, including property and equipment, goodwill and intangible assets, is described in Notes 2(g) and 2(i) to our consolidated financial statements included elsewhere in this annual report. The recorded value of long-lived assets is affected by a number of management estimates, including estimated useful lives, residual values and impairment charges.

Impairment of Long-Lived Assets Other Than Goodwill

We assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2013, 2014 and 2015. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

Impairment of Goodwill

We assess goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Our annual testing date is December 31. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, we first compare the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. We estimate the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit.

We had no goodwill impairment for the year ended December 31, 2015.

Business Combinations

We apply ASC 805 “Business Combinations,” which requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB44.2 million, RMB58.3 million and RMB70.6 million (US$10.9 million) for the years ended December 31, 2013, 2014 and 2015, respectively. We cannot assure you if or when we will receive such government subsidies in the future.

Recent Accounting Pronouncements

During the year ended December 31, 2015, we have adopted the following Accounting Standard Updates, or ASUs, issued by the Financial Accounting Standards Board:

•                      ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis;”

•                      ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs;” and

•                      ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.”

The adoption of these new guidances had no material impact on our consolidated financial statements.

In addition, we have not adopted the following ASUs and are in the process of evaluating the impact of these new guidances on our consolidated financial statements:

•                      ASU No. 2014-09 and No. 2015-14: “Revenue from Contracts with Customers (Topic 606);”

•                      ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments;”

•                      ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes;”

•                      ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities;” and

•                      ASU No. 2016-02, “Leases.”

See Note 2(y) to our consolidated financial statements included elsewhere in this annual report for further discussion on these recent accounting pronouncements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	1,084,448	67.4	1,248,101	68.1	1,356,442	66.0
Print advertising	51,023	3.2	14,247	0.7	5,328	0.3
Other human resource related revenues	541,270	33.6	634,945	34.7	740,119	36.0

Total revenues	1,676,741	104.2	1,897,293	103.5	2,101,889	102.3

Less: Business and related taxes	(68,073)	(4.2)	(64,840)	(3.5)	(46,669)	(2.3)

Net revenues	1,608,668	100.0	1,832,453	100.0	2,055,220	100.0

Cost of services(1)	(442,454)	(27.5)	(496,000)	(27.1)	(569,979)	(27.7)

Gross profit	1,166,214	72.5	1,336,453	72.9	1,485,241	72.3

Operating expenses(1):
Sales and marketing	(459,802)	(28.6)	(563,565)	(30.7)	(654,468)	(31.9)
General and administrative	(217,765)	(13.5)	(249,275)	(13.6)	(263,067)	(12.8)

Total operating expenses	(677,567)	(42.1)	(812,840)	(44.3)	(917,535)	(44.7)

Income from operations	488,647	30.4	523,613	28.6	567,706	27.6

(Loss) Gain from foreign currency translation	(6,522)	(0.4)	10,039	0.5	(55,857)	(2.7)
Interest and investment income, net	75,301	4.7	88,739	4.8	93,548	4.5
Convertible senior notes issuance costs	—	—	(47,522)	(2.6)	—	—
Change in fair value of convertible senior notes	—	—	(55,355)	(3.0)	67,168	3.3
Change in fair value of zero-strike call options	—	—	(24,874)	(1.3)	—	—
Other income, net	43,522	2.7	57,305	3.1	71,533	3.5

Income before income tax expense	600,948	37.4	551,945	30.1	744,098	36.2

Income tax expense	(100,308)	(6.3)	(113,035)	(6.1)	(126,301)	(6.1)

Net income	500,640	31.1	438,910	24.0	617,797	30.1

Net loss attributable to non-controlling interests	—	—	—	—	260	0.0

Net income attributable to 51job, Inc.	500,640	31.1	438,910	24.0	618,057	30.1

(1) Share-based compensation:
Included in cost of services	(10,391)	(0.6)	(12,997)	(0.7)	(13,770)	(0.7)
Included in operating expenses:
Sales and marketing	(8,933)	(0.6)	(11,173)	(0.6)	(11,837)	(0.6)
General and administrative	(45,534)	(2.8)	(57,210)	(3.1)	(60,338)	(2.9)

2015 Compared to 2014

Total Revenues. Our total revenues increased 10.8% to RMB2,101.9 million (US$324.5 million) in 2015 from RMB1,897.3 million in 2014. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 8.7% to RMB1,356.4 million (US$209.4 million) in 2015 from RMB1,248.1 million in 2014. The growth was driven by the combination of a greater number of unique employers utilizing our online recruitment services and the realization of higher average revenue per unique employer. We estimate that the number of unique employers increased 4.8% to 406,880 in 2015 from 388,158 in 2014 mainly due to new customer acquisitions by our direct sales force. Although the prices we charged for our online services were relatively unchanged in 2015, our average revenue per unique employer increased 3.7% in 2015, primarily due to improved up-selling efforts which resulted in the purchase of higher value and/or multiple services by customers.

•                      Print Advertising. Our print advertising revenues decreased 62.6% to RMB5.3 million (US$0.8 million) in 2015 from RMB14.2 million in 2014. We estimate that the number of print advertising pages decreased 82.5% to 48 in 2015 from 275 in 2014. As of December 31, 2015, we ceased all print advertising operations.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 16.6% to RMB740.1 million (US$114.3 million) in 2015 from RMB634.9 million in 2014. This growth was primarily due to greater customer acceptance and demand for our business process outsourcing and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 12.2% to RMB2,055.2 million (US$317.3 million) in 2015 from RMB1,832.5 million in 2014. As of December 31, 2015, most of our PRC subsidiaries are subject to VAT which is reflected directly in the recognition of net revenues, instead of business tax which is deducted from gross revenues to arrive at net revenues. Our net revenues were less amounts paid as business taxes of RMB46.7 million (US$7.2 million) in 2015 and RMB64.8 million in 2014. We expect the absolute amount of business taxes to decrease over time as the implementation of VAT on revenues becomes further adopted by tax authorities in China.

Cost of Services. Our cost of services increased 14.9% to RMB570.0 million (US$88.0 million) in 2015 from RMB496.0 million in 2014. This increase was primarily due to higher employee wages, staff additions and greater subcontracting expenses in 2015. Our cost of services as a percentage of net revenues increased in 2015 mainly due to these higher expenses outpacing revenue growth, which was impacted by softer demand for online recruitment services amid a slower economic growth environment in China. Our cost of services in 2015 also included an increase in share-based compensation expense to RMB13.8 million (US$2.1 million) compared with RMB13.0 million in 2014.

Gross Profit. As a result of the above factors, our gross profit increased 11.1% to RMB1,485.2 million (US$229.3 million) in 2015 from RMB1,336.5 million in 2014. Our gross profit margin, which is our gross profit as a percentage of net revenues, was 72.3% in 2015 compared with 72.9% in 2014.

Operating Expenses. Our total operating expenses increased 12.9% to RMB917.5 million (US$141.6 million) in 2015 from RMB812.8 million in 2014. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 16.1% to RMB654.5 million (US$101.0 million) in 2015 from RMB563.6 million in 2014. This increase was principally driven by higher employee compensation expenses, the net addition of approximately 80 salespeople and greater spending on advertising and promotion activities. Our advertising and promotion expenses increased 15.5% to RMB123.7 million (US$19.1 million) in 2015 from RMB107.1 million in 2014. Our sales and marketing expenses in 2015 included an increase in share-based compensation expense to RMB11.8 million (US$1.8 million) compared with RMB11.2 million in 2014.

•                      General and Administrative Expenses. Our general and administrative expenses increased 5.5% to RMB263.1 million (US$40.6 million) in 2015 from RMB249.3 million in 2014. This increase was primarily due to higher employee compensation and office expenses, which was partially offset by lower professional services fees. Our general and administrative expenses in 2015 included an increase in share-based compensation expense to RMB60.3 million (US$9.3 million) compared with RMB57.2 million in 2014.

Income from operations. As a result of the above factors, our income from operations increased 8.4% to RMB567.7 million (US$87.6 million) in 2015 from RMB523.6 million in 2014. Our operating margin, which is our income from operations as a percentage of net revenues, was 27.6% in 2015 compared with 28.6% in 2014.

(Loss) Gain from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB55.9 million (US$8.6 million) in 2015 compared with a gain of RMB10.0 million in 2014. The loss was primarily due to a material depreciation of the Renminbi against the U.S. dollar in 2015. The depreciation increased the liability of our U.S. dollar-denominated convertible senior notes when translated into Renminbi, which was partially offset by higher value of our U.S. dollar balance when translated into Renminbi. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income increased 5.4% to RMB93.5 million (US$14.4 million) in 2015 from RMB88.7 million in 2014 mainly due to higher average balances in our interest bearing bank deposits, which was partially offset by RMB35.0 million (US$5.4 million) in interest expenses associated with the convertible senior notes in 2015 and a decline in interest rates in China.

Change in Fair Value of Convertible Senior Notes. We recorded a gain of RMB67.2 million (US$10.4 million) in 2015 compared with a loss of RMB55.4 million in 2014 associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Other Income, Net. Other income increased 24.8% to RMB71.5 million (US$11.0 million) in 2015 compared to RMB57.3 million in 2014 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB70.6 million (US$10.9 million) in 2015 compared with RMB58.3 million in 2014.

Income Tax Expense. Our income tax expense increased 11.7% to RMB126.3 million (US$19.5 million) in 2015 compared with RMB113.0 million in 2014. Our effective tax rate decreased to 17.0% in 2015 compared with 20.5% in 2014 primarily due to a decrease in non-tax deductible items.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income increased 40.8% to RMB618.1 million (US$95.4 million) in 2015 from RMB438.9 million in 2014.

2014 Compared to 2013

Total Revenues. Our total revenues increased 13.2% to RMB1,897.3 million in 2014 from RMB1,676.7 million in 2013. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 15.1% to RMB1,248.1 million in 2014 from RMB1,084.4 million in 2013. The growth was principally due to an increase in the number of unique employers using our online recruitment services, which was partially offset by the impact of a government policy change from business tax to VAT effective June 1, 2014 that increased taxation and reduced the amount of online revenues we recognize, as well as a decrease in average revenue per unique employer. We estimate that the number of unique employers increased 16.2% to 388,158 in 2014 from 333,973 in 2013 and was primarily due to greater efforts by our expanded sales force to attract new customers and increased adoption of online recruitment services by employers. Although the prices we charged for our online services were relatively unchanged in 2014, our average revenue per unique employer decreased 1.0% in 2014 from 2013, mainly due to the increased proportion of new or small customers, who generally purchase introductory or lower priced services, to the total customer base, and the impact of the VAT policy change.

•                      Print Advertising. Our print advertising revenues decreased 72.1% to RMB14.2 million in 2014 from RMB51.0 million in 2013. This decline was primarily the result of the continued execution of our strategic plan to transition away from the print advertising business. We estimate that the number of print advertising pages decreased 81.6% to 275 in 2014 from 1,492 in 2013.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 17.3% to RMB634.9 million in 2014 from RMB541.3 million in 2013. This growth was primarily driven by increased usage of our business process outsourcing, training and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 13.9% to RMB1,832.5 million in 2014 from RMB1,608.7 million in 2013. Our net revenues were less amounts paid as business taxes of RMB64.8 million in 2014 and RMB68.1 million in 2013.

Cost of Services. Our cost of services increased 12.1% to RMB496.0 million in 2014 from RMB442.5 million in 2013. This increase was mainly driven by higher employee compensation, headcount additions and greater subcontracting expenses in 2014, which was partially offset by a decrease in printing related expenses. However, our cost of services as a percentage of net revenues decreased in 2014 primarily due to improved operating efficiency. Our cost of services in 2014 also included an increase in share-based compensation expense to RMB13.0 million compared with RMB10.4 million in 2013.

Gross Profit. As a result of the above factors, our gross profit increased 14.6% to RMB1,336.5 million in 2014 from RMB1,166.2 million in 2013. Our gross profit margin increased to 72.9% in 2014 compared with 72.5% in 2013.

Operating Expenses. Our total operating expenses increased 20.0% to RMB812.8 million in 2014 from RMB677.6 million in 2013. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 22.6% to RMB563.6 million in 2014 from RMB459.8 million in 2013. This increase was primarily due to higher employee compensation expenses, the net addition of approximately 450 salespeople and greater expenditures on advertising campaigns, branding activities and customer events. Our advertising and promotion expenses increased 33.4% to RMB107.1 million in 2014 from RMB80.3 million in 2013. Our sales and marketing expenses in 2014 included an increase in share-based compensation expense to RMB11.2 million compared with RMB8.9 million in 2013.

•                      General and Administrative Expenses. Our general and administrative expenses increased 14.5% to RMB249.3 million in 2014 from RMB217.8 million in 2013. This increase was primarily due to higher employee compensation, depreciation, office expenses and professional services fees. Our general and administrative expenses in 2014 included an increase in share-based compensation expense to RMB57.2 million compared with RMB45.5 million in 2013.

Income from operations. As a result of the above factors, our income from operations increased 7.2% to RMB523.6 million in 2014 from RMB488.6 million in 2013. Our operating margin was 28.6% in 2014 compared with 30.4% in 2013.

(Loss) Gain from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB10.0 million in 2014 compared with a loss of RMB6.5 million in 2013. The gain was due to the depreciation of the Renminbi against the U.S. dollar which increased the value of our U.S. dollar balance when translated into Renminbi.

Interest and Investment Income, Net. Our interest and investment income increased 17.8% to RMB88.7 million in 2014 from RMB75.3 million in 2013 primarily due to higher average balances in our interest bearing bank deposits, which was partially offset by RMB25.1 million in interest expenses associated with the convertible senior notes in 2014.

Convertible Senior Notes Issuance Costs. We incurred RMB47.5 million in costs associated with our issuance of convertible senior notes in April 2014. These issuance costs are primarily comprised of underwriting fees, legal expenses and other professional services fees,

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB55.4 million in 2014 associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Change in Fair Value of Zero-Strike Call Options. We recorded a loss of RMB24.9 million in 2014 associated with the change in fair value of the zero-strike call options, primarily as a result of the difference in the market price of our ADSs underlying the options during the period.

Other Income, Net. Other income increased 31.7% to RMB57.3 million in 2014 compared to RMB43.5 million in 2013 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB58.3 million in 2014 compared with RMB44.2 million in 2013.

Income Tax Expense. Our income tax expense increased 12.7% to RMB113.0 million in 2014 compared with RMB100.3 million in 2013. Our effective tax rate increased to 20.5% in 2014 compared with 16.7% in 2013 primarily due to an increase in non-tax deductible items, such as the changes in fair value of convertible senior notes and zero-strike call options, which comprised a material portion of the income before income tax base.

Net Income. As a result of the above factors, our net income decreased 12.3% to RMB438.9 million in 2014 from RMB500.6 million in 2013.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2013, 2014 and 2015 were increases of 2.6%, 2.0% and 1.4%, respectively. The year-over-year percent changes in the consumer price index for February 2014, 2015 and 2016 were an increase of 2.0%, 1.4% and 2.3%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                Liquidity and Capital Resources

Liquidity

Our liquidity from 2013 to 2015 has been principally affected by net cash generated from operating activities, our purchases of investments, property and equipment, the repurchase of our ADSs and the issuance of our convertible senior notes.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	746,611	755,614	864,450	133,448
Net cash used in investing activities	(896,784)	(1,378,142)	(743,682)	(114,805)
Net cash provided by (used in) financing activities	99,681	631,220	(73,796)	(11,393)
Net increase (decrease) in cash	(57,014)	8,553	51,256	7,912

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2015 was RMB864.5 million (US$133.4 million) compared with RMB755.6 million in 2014. The increase was principally driven by growth in our revenues and net income as well as an add-back of RMB154.1 million (US$23.8 million) in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible senior notes and deferred tax expense; an increase in other payables and accruals of RMB81.3 million (US$12.5 million), primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB72.7 million (US$11.2 million), primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2015 was partially offset by an increase in prepayments and other current assets of RMB68.2 million (US$10.5 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Our net cash provided by operating activities in 2014 was RMB755.6 million compared with RMB746.6 million in 2013. The increase was principally driven by an add-back of RMB259.7 million in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, gain from foreign currency translation, change in fair value of convertible senior notes and change in fair value of zero-strike call options; an increase in advance from customers of RMB77.2 million, primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase; and an increase in other payables and accruals of RMB47.3 million, primarily due to an increase in receipts from our customers that will be remitted to third parties. The increase in net cash provided by operating activities in 2014 was partially offset by an increase in prepayments and other current assets of RMB82.7 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB743.7 million (US$114.8 million) in 2015 compared with RMB1,378.1 million in 2014. The decrease was primarily due to fewer purchases of short-term investments, consisting of certificates of deposit with original maturities between three months and one year, which was offset by RMB22.8 million (US$3.5 million) in long-term investments and RMB231.5 million (US$35.7 million) in acquisitions, net of cash acquired, consisting principally of the Yingjiesheng.com transaction.

Our net cash used in investing activities was RMB1,378.1 million in 2014 compared with RMB896.8 million in 2013. The increase was primarily due to greater purchases of short-term investments, consisting of certificates of deposit with original maturities between three months and one year.

Cash Flows from Financing Activities. Our net cash used in financing activities was RMB73.8 million (US$11.4 million) in 2015 compared with net cash provided by financing activities of RMB631.2 million in 2014. In 2015, we repurchased 898,950 ADSs in the open market for an aggregate consideration of RMB157.3 million (US$24.3 million), including transaction fees. As an offset, we also received RMB83.5 million (US$12.9 million) in proceeds from the exercise of stock options in 2015.

Our net cash provided by financing activities was RMB631.2 million in 2014 compared with RMB99.7 million in 2013. In April 2014, we completed an offering of convertible senior notes. We received net proceeds of RMB1,028.0 million from the notes offering, which was partially offset by the payment of zero-strike call options of RMB307.6 million. In addition, in 2014, we repurchased 799,293 ADSs in the open market for an aggregate consideration of RMB153.7 million, including transaction fees. Our net cash provided by financing activities in 2014 also included proceeds received from the exercise of stock options.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2015, we had RMB4,964.0 million (US$766.3 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

As of December 31, 2015, we had RMB1,108.9 million (US$171.2 million) in long-term debt, which consists of the outstanding principal amount of our convertible senior notes. In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019. The notes may be converted into our ADSs at the option of the holders if the conversion criteria are met. In connection with notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options are intended to facilitate privately negotiated transactions by which investors in the notes are able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes.

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

C.                Research and Development, Patents and Licenses, Etc.

We employ a large staff of website designers and software developers to design and update our websites and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any of the three years ended December 31, 2013, 2014 or 2015. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, other than the zero-strike call options, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                 Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Convertible senior notes with principal and interest	1,236,961	36,316	72,632	1,128,013	—
Operating lease obligations	104,303	45,491	46,721	11,222	869
Purchase obligations	6,874	6,874	—	—	—
Total	1,348,138	88,681	119,353	1,139,235	869

Our operating lease obligations consist largely of property lease and management agreements for office premises with terms ranging from one to six years at the time of signing. Our purchase obligations consist primarily of agreements to purchase advertising services from media companies and to purchase office furnishings.

Rental expenses incurred under operating leases were RMB44.5 million in 2013, RMB46.1 million in 2014 and RMB48.8 million (US$7.5 million) in 2015.

WFOE, our wholly owned PRC subsidiary, has entered into an exclusive purchase option agreement with the shareholders of Run An. Under this agreement, WFOE has an irrevocable option to purchase all or a portion of the shareholder’s equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. For a detailed description of the exclusive purchase option agreement and the call option agreement, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

We do not have material contractual obligations in currencies other than U.S. dollars and Renminbi.

G.               Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	49	Chairman of the board and independent director
Rick Yan	53	Director, chief executive officer, president and secretary
Li-Lan Cheng(1) (2)	51	Independent director
Eric He(1) (3)	46	Independent director
Kazumasa Watanabe	47	Non-executive director
Kathleen Chien	46	Chief operating officer and acting chief financial officer
David Weimin Jin	45	Senior vice president
Tao Wang	53	Vice president

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

Li-Lan Cheng is a director of our company. Mr. Cheng has been an independent director of our company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, he was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director of Country Style Cooking Restaurant Chain Co. Ltd., a quick service restaurant chain listed on the New York Stock Exchange, and an executive director of Leju Holdings Limited, a leading online-to-offline real estate services provider in China listed on the New York Stock Exchange. Mr. Cheng received his Bachelors degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Eric He is a director of our company. Mr. He has been an independent director of our company since July 2014. Mr. He currently serves as the chief financial officer of YY Inc., an interactive social platform company in China listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He is also an independent director of MOL Global Inc., a leading e-payment enabler for online goods and services in emerging and developed markets listed on the NASDAQ Stock Market. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

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

B.                Compensation

Compensation of Directors and Executive Officers

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2015, the aggregate cash compensation to our non-executive directors as a group was approximately US$71,500 (RMB463,163). In 2015, we granted options to acquire 150,000 common shares to an independent director. See “— Stock-Based Compensation Plans” below.

For the year ended December 31, 2015, the aggregate cash compensation to our executive officers as a group was approximately RMB12.0 million (US$1.9 million). We granted options to acquire an aggregate of 424,800 common shares to our executive officers in 2015.

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

Stock-Based Compensation Plans

In 2000, our board of directors and shareholders adopted our 2000 stock option plan, or our 2000 Option Plan. In April 2009, our board of directors adopted our 2009 share option plan, or our 2009 Option Plan, which received shareholder approval in August 2009. In November 2015, our board of directors adopted our 2015 share incentive plan, or our 2015 Plan, which received shareholder approval in December 2015. The purposes of these plans are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

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

Under our 2009 Option Plan, we are authorized to issue up to 5,000,000 common shares. In October 2011, our board of directors proposed an increase in the number of authorized shares reserved to 10,000,000 common shares, which was approved by our shareholders in December 2011. Our 2009 Option Plan has a term of ten years but may be terminated earlier by our board of directors. Our 2009 Option Plan was replaced by our 2015 Plan, and therefore upon the adoption of our 2015 Plan, we will not issue any grants under our 2009 Option Plan in the future.

Under our 2015 Plan, the maximum aggregate number of common shares which may be issued pursuant to all share-based awards is (i) 10,000,000, and (ii) an automatic increase on January 1, 2019, January 1, 2022 and January 1, 2025 by that number of common shares representing 5% of our then total issued and outstanding common shares on an as-converted fully diluted basis as of December 31 of the respective preceding year. As of December 31, 2015, no share-based awards have been granted under our 2015 Plan.

The following paragraphs summarize the key terms of our 2015 Plan.

Plan Administration. Our 2015 Plan is administered by the compensation committee of the board of directors, or such other committee of the board to which the board has delegated power to act; provided, that in the absence of any such committee, our 2015 Plan will be administered by the board. The plan administrator has sole discretion in determining the terms and conditions of any award, any vesting acceleration or waiver of forfeiture restrictions, and any restrictions regarding any award or the common shares relating thereto.

Types of Awards. Our 2015 Plan provides for the granting of share-based awards such as incentive and non-statutory options, restricted shares, restricted share units, dividend equivalent rights, share appreciation rights, share payments or any other types of share-based award as determined and approved from time to time by the plan administrator.

Eligibility. Any employee, director or consultant of our company or affiliated companies is eligible to receive grants under our 2015 Plan.

Award Agreements. Awards granted under our 2015 Plan shall be evidenced by an award agreement, which include details on the number of common shares subject to the award, and the terms, conditions and limitations of the award, such as the exercise price, vesting schedule and provisions applicable in the event the participant’s employment or service ends.

Term of Awards. The term of awards granted under our 2015 Plan shall not exceed ten years from the date of grant.

Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion without consent of the plan participant, take any of the following actions:

•                      accelerate the vesting, in whole or in part of any award;

•                      purchase any award for an amount of cash or common shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had such award been currently exercisable or payable or fully vested; or

•                      provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with such appropriate adjustments as to the number and kind of common shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

Amendment and Termination. Unless earlier terminated, our 2015 Plan is effective for a term of ten years. The board may at any time terminate or amend our 2015 Plan in any respect, but to the extent required by applicable laws or stock exchange rules, shareholder approval of any amendments shall be obtained.

The following table summarizes the options granted to our directors, executive officers and other employees and individuals under our option plans during the periods indicated.

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2013
Rick Yan	100,032	30.14	May 29, 2013	May 28, 2019
Kathleen Chien	100,032	30.14	May 29, 2013	May 28, 2019
David Weimin Jin	81,600	30.14	May 29, 2013	May 28, 2019
Li-Lan Cheng	60,000	30.14	May 29, 2013	May 28, 2019
Kazumasa Watanabe	60,000	30.14	May 29, 2013	May 28, 2019
Tao Wang	60,000	30.14	May 29, 2013	May 28, 2019
Other employees and individuals	902,400	30.14	May 29, 2013	May 28, 2019
	1,364,064

Granted in 2014
Rick Yan	100,032	30.69	May 20, 2014	May 19, 2020
Kathleen Chien	100,032	30.69	May 20, 2014	May 19, 2020
David Weimin Jin	79,200	30.69	May 20, 2014	May 19, 2020
Eric He	60,000	32.98	July 1, 2014	June 30, 2020
Tao Wang	60,000	30.69	May 20, 2014	May 19, 2020
Other employees and individuals	904,800	30.69	May 20, 2014	May 19, 2020
	1,304,064

Granted in 2015
David K. Chao	150,000	34.48	November 12, 2015	November 11, 2021
Rick Yan	144,000	31.04	May 29, 2015	May 28, 2021
Kathleen Chien	144,000	31.04	May 29, 2015	May 28, 2021
David Weimin Jin	72,000	31.04	May 29, 2015	May 28, 2021
Tao Wang	64,800	31.04	May 29, 2015	May 28, 2021
Other employees and individuals	841,200	31.04	May 29, 2015	May 28, 2021
Other employees and individuals	26,400	30.97	October 16, 2015	October 15, 2021
	1,442,400

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

D.                Employees

We had 5,499 employees, 6,123 employees and 6,567 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2015.

Sales and account management	3,439
Customer service and production	1,561
Technology and online operations	815
Search and training consultants	188
Marketing and merchandising	127
General and administrative	437
Total	6,567	*

*                     Includes 531 temporary, part-time and contract employees.

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

ITEM 7.                                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 29, 2016, unless otherwise stated:

•                      by each of our directors and executive officers; and

•                      each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 58,955,931 common shares outstanding as of February 29, 2016 and the number of common shares underlying options that have vested or will vest within 60 days after February 29, 2016. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%

Directors and executive officers:
Rick Yan	12,944,431	21.8
Kathleen Chien	1,850,182	3.1
David K. Chao(1)	*	*
Tao Wang	*	*
David Weimin Jin	*	*
Kazumasa Watanabe(2)	*	*
Li-Lan Cheng	*	*
Eric He	*	*
All directors and executive officers as a group	15,525,503	25.7

Principal shareholders:
Recruit Holdings Co., Ltd.(2)	23,385,231	39.7
Rick Yan	12,944,431	21.8
Harding Loevner LP(3)	3,707,760	6.3

*                     Less than 1% of our total outstanding common shares.

(1)             The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)             The address of Kazumasa Watanabe and Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

(3)             Represents 3,707,760 common shares in the form of ADSs held by Harding Loevner LP. The information regarding beneficial ownership is as of December 31, 2015, based on the information contained in the Schedule 13G filed by Harding Loevner LP on January 25, 2016. The address of Harding Loevner LP is 400 Crossing Blvd., Bridgewater, NJ 08807.

To our knowledge, as of February 29, 2016, 26,314,882 common shares were held by six record holders with addresses in the United States, representing approximately 45% of our common shares outstanding. Of this total, 24,879,022 common shares (excluding 1,914,349 common shares that we have reserved for issuance upon exercise of our outstanding options) were held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2013, 2014 and 2015. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007 and valid to September 11, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2013, 2014 and 2015. The technical and consulting service agreement may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

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

Domain Name License Agreement. 51net has entered into a domain name license agreement with Tech JV dated as of August 15, 2000, and supplemented and amended as of August 15, 2010, under which 51net has granted to Tech JV the right to use the www.51job.com domain name in the PRC in connection with Tech JV’s operation of this website. Tech JV is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement is effective until August 14, 2018 and is renewable upon the written consent of 51net.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2015, there were outstanding options to purchase an aggregate of 6,089,905 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Related Party Transactions with Recruit

We have entered into royalty agreements with Recruit Management Solutions Co., Ltd., or RMS, and Recruit Career Co., Ltd., or RCC, which are wholly owned subsidiaries of Recruit, for the use of training and online assessment materials. The royalty fees charged by RMS were RMB0.1 million, RMB0.1 million and RMB0.1 million (US$0.02 million) during the years ended December 31, 2013, 2014 and 2015, respectively. The royalty fees charged by RCC were RMB0.2 million, RMB0.3 million and RMB0.2 million (US$0.03 million) during the years ended December 31, 2013, 2014 and 2015, respectively.

C.                Interests of Experts and Counsel

Not applicable.

ITEM 8.                                    FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

See “Item 18. — Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we undertake legal action against entities that misappropriate the content of our websites, including recruitment advertisements and the design of our websites, our brands and trademarks, materials from our training courses and other proprietary intellectual property. Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

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

ITEM 9.                                    THE OFFER AND LISTING

A.                Offer and Listing Details

Our ADSs have been trading on the NASDAQ Global Select Market since September 29, 2004 under the symbol “JOBS.”

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods presented. We effected a change in the ratio of our common shares to ADSs from 2:1 to 1:1 effective August 8, 2014. All prices have been retroactively adjusted to reflect the current ADS to common share ratio of one ADS to one common share for all periods presented.

	Trading price
	High	Low
	US$	US$
Annual highs and lows
2011	34.90	18.31
2012	31.98	17.00
2013	40.00	23.64
2014	43.00	29.24
2015	38.12	22.32

Quarterly highs and lows
First quarter 2014	43.00	34.57
Second quarter 2014	37.00	29.50
Third quarter 2014	38.56	29.83
Fourth quarter 2014	36.88	29.24
First quarter 2015	38.12	30.80
Second quarter 2015	37.77	29.80
Third quarter 2015	35.61	22.32
Fourth quarter 2015	35.49	27.00

Monthly highs and lows
September 2015	27.81	24.06
October 2015	34.00	27.00
November 2015	35.49	29.23
December 2015	31.78	28.51
January 2016	29.49	25.33
February 2016	30.39	25.83
March 2016 (through March 25)	33.49	27.88

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

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2015, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a material risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2015 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

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

ITEM 11.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2015, we had cash, restricted cash and short-term investments totaling RMB4,964.0 million (US$766.3 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB12.9 million (US$2.0 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2015.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2015, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenue-generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar increased 2.8% in 2013 but decreased 2.5% in 2014 and 4.4% in 2015. As a result, we recognized a loss from foreign currency translation of RMB6.5 million in 2013, a gain of RMB10.0 million in 2014 and a loss of RMB55.9 million (US$8.6 million) in 2015. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a material portion of our assets and liabilities are denominated in U.S. dollars, future revaluations of the Renminbi could result in charges to our consolidated statement of operations and comprehensive income and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollars as of December 31, 2015, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB14.5 million (US$2.2 million) in our cash, restricted cash and short-term investments. Based on the amount of convertible senior notes denominated in U.S. dollars as of December 31, 2015, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB111.7 million (US$17.3 million) in our convertible senior notes.

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

Fees and Payments from the Depositary to Us

In 2015, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of US$279,394, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, for our company. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Included in our internal control over financial reporting are policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations from our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16B.       CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics at http://ir.51job.com.

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

	2014	2015	2015
	RMB	RMB	US$
	(in thousands)

Audit fees	4,365	4,669	721
Audit-related fees	—	223	34

Pre-Approved Policies and Procedures

Our audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit to us a written proposal that details all audit and audit-related services. Audit and audit-related fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services to be provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

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

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2014, we purchased 799,293 ADSs through open-market transactions for an aggregate consideration of approximately US$25 million, including transaction fees. In 2015, we purchased 898,950 ADSs through open-market transactions for an aggregate consideration of approximately US$24 million, including transaction fees.

The following table sets forth certain information related to purchases from the open market made by us of our ADSs under the program in 2015:

Period	Total number of ADSs purchased	Average price paid per ADS		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB(1)		US$	RMB(1)

March 2015	54,141	31.80	205.99	2,884,092	37,268,000	241,415,000
April 2015	25,965	31.75	205.67	2,910,057	36,444,000	236,077,000
May 2015	58,985	30.76	199.26	2,969,042	34,630,000	224,326,000
June 2015	16,400	31.02	200.94	2,985,442	34,121,000	221,029,000
August 2015	328,717	27.40	177.49	3,314,159	25,114,000	162,683,000
September 2015	414,742	26.56	172.05	3,728,901	14,098,000	91,324,000

(1)             The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015, which was US$1.00 to RMB6.4778. See “Introduction” and “Part I. — Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

In addition to the share repurchase program, we may from time to time make repurchases of our other securities, including our convertible senior notes due 2019, in open market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors. The amounts involved may be material. We did not make any repurchase of our convertible senior notes in 2015.

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

ITEM 19.          EXHIBITS

Exhibit number	Description of document
1.1

Amended and Restated Memorandum and Articles of Association, as amended as of June 20, 2014 (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 31, 2015)

2.1

Specimen of Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2

Specimen of American Depositary Receipt (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on August 2, 2004)

2.3

Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, N.A., as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 18, 2014)

2.4

Indenture dated as of April 9, 2014 between 51job, Inc. and The Bank of New York Mellon, constituting US$172.5 million 3.25% Convertible Senior Notes due 2019 (incorporated by reference to Exhibit 2.4 from our Amendment No. 1 to Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 17, 2015)

4.1	2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)
4.2	2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)
4.3	2015 Share Incentive Plan (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on November 23, 2015)
4.4

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

Exhibit number	Description of document
4.8

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

4.10

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

4.12

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

4.15

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

4.17

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

Exhibit number	Description of document
4.19

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

4.21

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

Date: March 31, 2016

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 31, 2016

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

		2013	2014	2015	2015
	Note	RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
Revenues:
Online recruitment services		1,084,448	1,248,101	1,356,442	209,399
Print advertising		51,023	14,247	5,328	822
Other human resource related revenues		541,270	634,945	740,119	114,255
Total revenues		1,676,741	1,897,293	2,101,889	324,476

Less: Business and related taxes	2(k)	(68,073)	(64,840)	(46,669)	(7,205)

Net revenues		1,608,668	1,832,453	2,055,220	317,271

Cost of services(1)	2(l)	(442,454)	(496,000)	(569,979)	(87,989)

Gross profit		1,166,214	1,336,453	1,485,241	229,282

Operating expenses(1):
Sales and marketing	2(m)	(459,802)	(563,565)	(654,468)	(101,032)
General and administrative		(217,765)	(249,275)	(263,067)	(40,611)

Total operating expenses		(677,567)	(812,840)	(917,535)	(141,643)

Income from operations		488,647	523,613	567,706	87,639

(Loss) Gain from foreign currency translation		(6,522)	10,039	(55,857)	(8,623)
Interest and investment income, net		75,301	88,739	93,548	14,441
Convertible senior notes issuance costs	13	—	(47,522)	—	—
Change in fair value of convertible senior notes	13	—	(55,355)	67,168	10,369
Change in fair value of zero-strike call options	13	—	(24,874)	—	—
Other income, net	2(x)	43,522	57,305	71,533	11,043

Income before income tax expense		600,948	551,945	744,098	114,869

Income tax expense	10	(100,308)	(113,035)	(126,301)	(19,498)

Net income		500,640	438,910	617,797	95,371

Net loss attributable to non-controlling interests		—	—	260	40
Net income attributable to 51job, Inc.		500,640	438,910	618,057	95,411

Net income		500,640	438,910	617,797	95,371
Other comprehensive income:
Foreign currency translation adjustments		(88)	(9)	890	138

Comprehensive income		500,552	438,901	618,687	95,509

Comprehensive loss attributable to non-controlling interests		—	—	260	40

Comprehensive income attributable to 51job, Inc.		500,552	438,901	618,947	95,549

Earnings per share:	15
— Basic		8.55	7.51	10.71	1.65
— Diluted		8.33	7.35	10.41	1.61

Weighted average number of common shares outstanding:
— Basic		58,551,925	58,475,397	57,714,850	57,714,850
— Diluted		60,069,197	59,691,993	62,498,651	62,498,651

(1) Share-based compensation:
Included in cost of services	(10,391)	(12,997)	(13,770)	(2,125)
Included in operating expenses
— Sales and marketing	(8,933)	(11,173)	(11,837)	(1,827)
— General and administrative	(45,534)	(57,210)	(60,338)	(9,315)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

		2014	2015	2015
	Note	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS

Current assets:
Cash	2(d)	1,074,096	1,125,352	173,724
Restricted cash	2(d)	37,660	13,059	2,016
Short-term investments	2(f)	3,420,650	3,825,547	590,563
Accounts receivable (net of allowance for doubtful accounts of RMB1,103 and RMB3,290 as of December 31, 2014 and 2015, respectively)	4	74,670	97,880	15,110
Prepayments and other current assets	5	428,432	496,715	76,680
Deferred tax assets, current	10	10,256	1,745	269

Total current assets		5,045,764	5,560,298	858,362

Non-current assets:
Long-term investments	2(f)	—	22,800	3,520
Property and equipment, net	6	519,558	559,404	86,357
Goodwill	7	—	217,394	33,560
Intangible assets, net	8	7,696	56,105	8,661
Other long-term assets		8,626	5,578	861
Deferred tax assets, non-current	10	76	683	105

Total non-current assets		535,956	861,964	133,064

Total assets		5,581,720	6,422,262	991,426

LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB118 and RMB270 as of December 31, 2014 and 2015, respectively):

	2(b)
Accounts payable		22,632	24,096	3,720
Salary and employee related accrual		69,380	84,185	12,996
Taxes payable		110,391	114,162	17,623
Advance from customers		489,066	563,621	87,008
Other payables and accruals	9	272,505	349,974	54,027

Total current liabilities		963,974	1,136,038	175,374

Non-current liabilities:
Deferred tax liabilities, non-current	10	12,593	34,785	5,370
Convertible senior notes	13	1,111,207	1,108,877	171,181
Other long-term payables		—	8,450	1,304

Total non-current liabilities		1,123,800	1,152,112	177,855

Total liabilities		2,087,774	2,288,150	353,229

Commitments and contingencies	16	—	—	—

Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 59,004,772 and 58,944,631 shares issued and outstanding as of December 31, 2014 and 2015, respectively)		48	48	7
Additional paid-in capital		1,040,639	1,052,788	162,523
Statutory reserves	2(q)	10,785	13,232	2,043
Accumulated other comprehensive income		1,532	2,422	374
Retained earnings		2,440,942	3,056,552	471,850

Total 51job, Inc. shareholders’ equity		3,493,946	4,125,042	636,797

Non-controlling interests		—	9,070	1,400

Total equity		3,493,946	4,134,112	638,197

Total liabilities and equity		5,581,720	6,422,262	991,426

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

			Additional		Accumulated other		Total 51job, Inc.
	Common shares		paid-in	Statutory	comprehensive	Retained	shareholders’	Non-controlling	Total
	Number	Par value	capital	reserves	income	earnings	equity	interests	equity
	of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)

Balance as of December 31, 2012	57,786,679	48	1,152,174	6,944	1,629	1,505,233	2,666,028	—	2,666,028

Exercise of share options	1,357,376	0	99,681	—	—	—	99,681	—	99,681
Share-based compensation	—	—	64,858	—	—	—	64,858	—	64,858
Appropriation of statutory reserves	—	—	—	2,262	—	(2,262)	—	—	—
Reversal of statutory reserves due to closure of certain subsidiaries	—	—	—	(750)	—	750	—	—	—
Foreign currency translation adjustments	—	—	—	—	(88)	—	(88)	—	(88)
Net income	—	—	—	—	—	500,640	500,640	—	500,640

Balance as of December 31, 2013	59,144,055	48	1,316,713	8,456	1,541	2,004,361	3,331,119	—	3,331,119

Exercise of share options	736,010	0	64,549	—	—	—	64,549	—	64,549
Share-based compensation	—	—	81,380	—	—	—	81,380	—	81,380
Repurchase and retirement of common shares	(875,293)	(0)	(153,684)	—	—	—	(153,684)	—	(153,684)
Zero-strike call options in connection with issuance of convertible senior notes	—	—	(268,319)	—	—	—	(268,319)	—	(268,319)
Appropriation of statutory reserves	—	—	—	2,329	—	(2,329)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)	—	(9)
Net income	—	—	—	—	—	438,910	438,910	—	438,910

Balance as of December 31, 2014	59,004,772	48	1,040,639	10,785	1,532	2,440,942	3,493,946	—	3,493,946

Exercise of share options	838,809	0	83,476	—	—	—	83,476	—	83,476
Share-based compensation	—	—	85,945	—	—	—	85,945	—	85,945
Repurchase and retirement of common shares	(898,950)	(0)	(157,272)	—	—	—	(157,272)	—	(157,272)
Appropriation of statutory reserves	—	—	—	2,447	—	(2,447)	—	—	—
Foreign currency translation adjustments	—	—	—	—	890	—	890	—	890
Net income (loss)	—	—	—	—	—	618,057	618,057	(260)	617,797
Acquisition of a subsidiary	—	—	—	—	—	—	—	9,330	9,330

Balance as of December 31, 2015	58,944,631	48	1,052,788	13,232	2,422	3,056,552	4,125,042	9,070	4,134,112
Balance as of December 31, 2015 (US$ Note 2(c))	58,944,631	7	162,523	2,043	374	471,850	636,797	1,400	638,197

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	2013	2014	2015	2015
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	500,640	438,910	617,797	95,371

Adjustments for:
Share-based compensation	64,858	81,380	85,945	13,267
Depreciation	31,867	45,660	49,781	7,685
Amortization of intangible assets	1,824	2,567	6,167	952
Allowance for doubtful accounts	2,102	1,128	5,515	851
Loss due to disposal of fixed assets	171	359	109	17
Loss (Gain) from foreign currency translation	6,522	(5,810)	55,617	8,586
Convertible senior notes issuance cost	—	47,522	—	—
Change in fair value of convertible senior notes	—	55,355	(67,168)	(10,369)
Change in fair value of zero-strike call options	—	24,874	—	—
Deferred tax expense	2,252	6,667	18,129	2,799

Changes in operating assets and liabilities:
Increase in accounts receivable	(10,909)	(13,666)	(25,030)	(3,864)
Increase in prepayments and other current assets	(66,132)	(82,695)	(68,165)	(10,523)
Increase (Decrease) in accounts payable	6,013	(522)	750	116
Increase in salary and employee related accrual	11,626	9,304	14,805	2,285
Increase in taxes payable	11,171	22,355	14,897	2,300
Increase in advance from customers	73,547	77,189	72,716	11,225
Increase in other payables and accruals	109,463	47,292	81,254	12,544
Decrease (Increase) in other long-term assets	1,596	(2,255)	1,331	206

Net cash provided by operating activities	746,611	755,614	864,450	133,448

Cash flows from investing activities:
Purchase of short-term investments	(673,119)	(1,338,244)	(396,789)	(61,254)
Cash paid for long-term investments	—	—	(22,800)	(3,520)
Cash paid for acquisitions, net of cash acquired	—	—	(231,531)	(35,742)
Purchase of property and equipment	(222,108)	(33,287)	(86,434)	(13,343)
Purchase of intangible assets	(1,557)	(6,611)	(6,128)	(946)

Net cash used in investing activities	(896,784)	(1,378,142)	(743,682)	(114,805)

Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	—	1,027,955	—	—
Payment for zero-strike call options	—	(307,600)	—	—
Repurchase and retirement of common shares	—	(153,684)	(157,272)	(24,279)
Proceeds from the exercise of share options	99,681	64,549	83,476	12,886

Net cash provided by (used in) financing activities	99,681	631,220	(73,796)	(11,393)

Effect of foreign exchange rate changes on cash	(6,522)	(139)	4,284	662

Net (decrease) increase in cash	(57,014)	8,553	51,256	7,912
Cash, beginning of year	1,122,557	1,065,543	1,074,096	165,812

Cash, end of year	1,065,543	1,074,096	1,125,352	173,724

Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	87,793	102,722	113,066	17,454
Cash paid for interest, net of amounts capitalized	—	17,931	34,445	5,317

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(449)	(745)	(1,459)	(225)
Unpaid cash consideration for business combinations	—	—	(16,900)	(2,609)

Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	15,489	37,660	13,059	2,016

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

1.      ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), which was incorporated in the Cayman Islands in March 2000, its subsidiaries and certain variable interest entities (“VIEs”).

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC” or “China”) and is principally engaged in recruitment related advertising services, including Internet recruitment services and, historically, print advertising services. The Group also provides other human resource related services, such as business process outsourcing, training, campus recruitment and executive search.

2.      PRINCIPAL ACCOUNTING POLICIES

(a)             Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported years. Management’s significant estimates include those related to allowances for accounts receivable, allowances for prepayments and other current assets, estimated useful lives of property and equipment and intangible assets, fair values of options to purchase the Company’s common shares, fair values of financial instruments, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of non-controlling interests with respect to business combinations, and deferred tax valuation allowance. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may materially differ from those estimates.

(b)             Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs of which the Company is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

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

The Company has adopted Accounting Standards Codification (“ASC”) 810 “Consolidation” for all periods presented. It requires a VIE to be consolidated by the reporting entity that has a controlling financial interest in the VIE, and thus is the VIE’s primary beneficiary. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In determining whether the Company or its subsidiary has a controlling financial interest in a VIE, the Company considered whether the Company or its subsidiaries have the power to direct activities that most significantly impact the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, power to establish and manage ordinary business operation procedures and internal regulations and systems, and the right to receive benefits from the VIE that could potentially be significant to the VIE or the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

•                      Wuhan Wang Cai Information Technology Co., Ltd., incorporated in the PRC in December 2009, which is wholly owned by Wang Jin.

Tech JV’s principal subsidiaries include the following:

•                      Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;

•                      Shanghai Wang Cai Advertising Co., Ltd. (“Wang Cai AdCo”), incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo;

•                      Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV;

•                      Shanghai Yishu Information Technology Co., Ltd., incorporated in the PRC in May 2007; which was acquired and became wholly owned by Tech JV in April 2015;

•                      Beijing Zhiding Youyuan Management Consulting Co., Ltd., incorporated in the PRC in September 2010, which was acquired and became 60% owned by Tech JV in June 2015; and

•                      Shanghai Pinyi Information Technology Co., Ltd., incorporated in the PRC in November 2010; which was acquired and became wholly owned by Tech JV in April 2015.

The Company’s VIEs include the following:

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

As of December 31, 2015 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any direct equity ownership in the VIEs, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIEs.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by David Weimin Jin and Tao Wang, both of whom are executive officers of the Company. As of December 31, 2015, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB2,070.

Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2015, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB2,480.

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

The Group has entered into various agreements as related to its VIEs. The key provisions of the agreements with the Company or its subsidiaries and the VIEs or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2013, 2014 and 2015. The technical and consulting service agreements with WFOE are valid to September 11, 2017 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Management monitors the regulatory risk associated with these contractual arrangements. The Company’s PRC legal counsel has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects. Based on such advice and management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company’s ability to enforce these contractual arrangements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 17 for further discussion.

Summary financial information of the Group’s VIEs included in the consolidated financial statements is as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Total assets	9,483	8,468
Total liabilities	118	270

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Total revenues	98	2,913	592
Net income (loss)	161	2,344	(1,167)

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	274	132	(568)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Net increase (decrease) in cash	274	132	(568)
Cash, beginning of year	6,403	6,677	6,809
Cash, end of year	6,677	6,809	6,241

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.4778 on December 31, 2015, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015, or at any other rate.

(d)             Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2014 and 2015 are amounts denominated in United States dollars totaling US$36,735 and US$22,405, respectively (equivalent to approximately RMB224,784 and RMB145,489, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2014 and 2015, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)                Investments

Short-term investments consist of certificates of deposit with original maturities between three months and one year.

Long-term investments consist of a number of small, non-controlling equity investments in companies that provide services related to the Company’s operations or the overall human resources industry in China. These investments include RMB18,000 for a 3% equity interest in a credit management company, RMB1,000 for a 10% equity interest in a human resources management consulting company and a total of RMB3,800 for a 5% equity interest in each of 38 companies that provide business process outsourcing services in China. The Company has accounted for these investments under the cost method due to the lack of ability to exercise significant influence over any one of these investees.

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

(h)             Business Combinations

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations,” and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(i)                Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the total cost of the acquisition, the fair value of any non-controlling interests and the acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31.

Intangible Assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software and licenses, which are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 10 years. Separately identifiable intangible assets arising from acquisitions consist of trade names and customer relationships, which are amortized on a straight-line basis over their estimated useful lives of 5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the years ended December 31, 2013, 2014 and 2015.

(j)                Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2013, 2014 and 2015.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(k)             Revenue Recognition

Online Recruitment Services Revenues

The Group provides online recruitment advertising and other technical services through its three websites: www.51job.com, www.yingjiesheng.com and www.51jingying.com. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 “Revenue Recognition” (“ASC 605”) are met. For a transaction involving multiple services, the Company recognizes revenue at relative fair value which is determined based on the Company’s regular selling prices charged in unbundled arrangements. Cash received in advance of services are recognized as advance from customers.

Print Advertising Revenues

The Group provided recruitment advertising services through a weekly newspaper in the PRC. Arrangements for recruitment advertisement on the weekly newspaper were generally short-term in nature. Fees for these types of print recruitment advertising services were recognized as revenue when collectibility was reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 were met. Cash received in advance of services were recognized as advance from customers. As of December 31, 2015, the Group had ceased all print advertising operations.

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

Value-Added and Business Taxes

Effective January 1, 2012, the PRC State Council instituted a pilot value-added tax (“VAT”) reform program in Shanghai. Under this program, businesses would switch from business tax payers to VAT payers and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. Starting August 1, 2013, the VAT program was expanded to all regions in the PRC. As a result, revenues in most of the Company’s PRC subsidiaries had become subject to VAT at a rate of 6% as of December 31, 2015. VAT at a general rate of 6% on the invoiced amount collected by the PRC subsidiaries on behalf of tax authorities in respect of service provided is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

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

(l)                Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees, printing and publishing expenses, and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)          Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB80,307, RMB107,119 and RMB123,745 for the years ended December 31, 2013, 2014 and 2015, respectively.

(n)             Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB70.30, RMB71.93 and RMB68.90 for years ended December 31, 2013, 2014 and 2015, respectively.

For the years ended December 31, 2013, 2014 and 2015, the fair value of options granted was estimated with the following assumptions:

	2013	2014	2015
Risk-free interest rate	0.76%	1.15%-1.28%	1.14%-1.49%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	49%	47%	38%-42%
Weighted average fair value per common share on date of option grant	US$30.14	US$30.80	US$31.40

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

(p)             Taxation

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes — Overall — Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2013, 2014 and 2015, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

(q)             Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Company’s subsidiaries and VIEs incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2013, 2014 and 2015. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2013, 2014 and 2015. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2013, 2014 and 2015. During the years ended December 31, 2013, 2014 and 2015, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB2,262, RMB2,329 and RMB2,447, respectively. During the year ended December 31, 2013, the Group made a reversal of RMB500 from the statutory common reserve fund to retained earnings due to the closure of certain subsidiaries. The statutory common reserve funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common reserve fund was made in the years ended December 31, 2014 and 2015.

In addition, the Group’s subsidiaries and VIEs incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2013, 2014 and 2015. During the year ended December 31, 2013, the Group made a reversal of RMB250 from the statutory common welfare fund to retained earnings due to the closure of certain subsidiaries. The statutory common welfare funds of these closed subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group. No reversal of the statutory common welfare fund was made in the years ended December 31, 2014 and 2015.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(r)               Dividend

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(q). In addition, the net assets of the Company’s subsidiaries associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Company’s PRC subsidiaries not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the paid-in capital and statutory reserves were approximately RMB519,503 and RMB521,951, or 14.9% and 12.7% of total consolidated net assets as of December 31, 2014 and 2015, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

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

The common shares underlying the zero-strike call option contracts are excluded from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share. See Note 13.

(t)                Fair Value Measurement of Financial Instruments

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participates at the measurement date in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about fair value measurements.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, receivables, payables, convertible senior notes and zero-strike call options. As of December 31, 2014 and 2015, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of certificates of deposits, are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates.

In accordance with ASC 820, the Company measures the convertible senior notes at fair value on a recurring basis. The Company reports the convertible senior notes at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the convertible senior notes is measured using Level 1 input within the fair value hierarchy as they are based on quoted market prices that are currently available on a dealer market. See Note 13.

Fair value of the zero-strike call options is measured using Level 2 input within the fair value hierarchy as they are based on market prices of the Company’s publicly traded ADSs underlying the options. A change in fair value of the zero-strike call options was recognized in the year ended December 31, 2014 and reflected the difference in the closing stock price of the Company’s ADSs as quoted on the NASDAQ Global Select Market between when the zero-strike call options were initially entered into in April 2014 and their inclusion in equity in June 2014. See Note 13.

In determining the debt issuance costs related to the convertible senior notes and zero-strike call options, the Company applied the accounting for the fair value of a share lending arrangement using Level 3 inputs. The fair value of a share lending arrangement represents the economic loss from the share lending arrangement over the expected term of the underlying zero-strike call option contract. The inputs used in calculating fair value of the share lending arrangement include the contract value of the zero-strike call options, the estimated long-term share lending commission rate and the expected term of the zero-strike call option contract. See Note 13.

(u)             Segment Reporting

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

(v)              Stock Repurchase

When the Company’s common shares are repurchased for retirement, the excess of cost over par value is charged entirely to additional paid-in capital, limited to additional paid-in capital of the same issue being retired.

(w)           Comprehensive Income

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

(x)             Government Subsidies

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

The Group recognized government subsidies of RMB44,183, RMB58,345 and RMB70,625 which was included in other income for the years ended December 31, 2013, 2014 and 2015, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)              Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09: “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In addition, in August 2015, the FASB issued ASU No. 2015-14: “Revenue from Contracts with Customers (Topic 606).” This update was issued to defer the effective date of ASU 2014-09 by one year. Therefore, the effective date of ASU 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of ASU 2014-09 on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Company has adopted ASU 2015-02 in the current year and the adoption has no material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), in conjunction with their initiative to reduce complexity in accounting standards. This new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with presentation of a debt discount. The new standard is limited to the presentation of debt issuance costs and will not affect the recognition and measurement of debt issuance costs. The ASU will be effective for periods beginning after December 15, 2015, and interim periods within those fiscal years, for public companies. In August 2015, the FASB issued ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements” (“ASU 2015-15”). ASU 2015-15 clarifies ASU 2015-03 by allowing the presentation of debt issuance costs related to a line-of-credit to be recorded as an asset instead of as a direct deduction of the carrying amount of the debt liability as required by ASU 2015-03, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-15 is effective upon issuance. The Company has adopted these new guidances in the current year and the adoption has no material impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments” (“ASU 2015-16”). Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation or amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined rather than retrospectively. The ASU will be effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2016. Early adoption is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within those annual periods. The Company is in the process of evaluating the impact of ASU 2015-16 on its consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this ASU require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. The ASU will be effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company is in the process of evaluating the impact of ASU 2015-17 on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is in the process of evaluating the impact of ASU 2016-01 on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company is in the process of evaluating the impact of ASU 2016-02 on its consolidated financial statements.

3.      ACQUISITIONS

Yingjiesheng.com

In April 2015, to expand its online operations, the Company acquired 100% of the equity interests in Shanghai Yishu Information Technology Co., Ltd. and Shanghai Pinyi Information Technology Co., Ltd. These two companies wholly own and operate Yingjiesheng.com (“YJS”), an established online recruitment website which focuses on college graduates and students in China. The total purchase price for the transaction was RMB250,000 and was funded from the Company’s existing cash resources. As of December 31, 2015, the total unpaid consideration amounted to RMB16,900, of which RMB8,450 will be paid in 2016 and RMB8,450 in 2017. Beginning April 3, 2015, the date of acquisition, YJS has been fully consolidated into the Group’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

RMB
Net assets	10,524
Identifiable intangible assets — trade names and customer relationships	47,870
Goodwill	203,574
Deferred tax liabilities	(11,968)
Total	250,000

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.      ACQUISITIONS (Continued)

Beijing Zhiding Youyuan Management Consulting Co., Ltd.

In June 2015, to expand the scope of its training services, the Company completed an acquisition of a 60% equity interest in Beijing Zhiding Youyuan Management Consulting Co., Ltd. (“Zhiding Youyuan”), a provider of talent assessment and psychometric testing services. The total purchase price was RMB18,660 and was fully paid from the Company’s existing cash resources. Beginning June 23, 2015, the date of acquisition, Zhiding Youyuan has been fully consolidated into the Group’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

RMB
Net assets	14,170
Goodwill	13,820
Non-controlling interests	(9,330)
Total	18,660

Based on the Company’s assessment, the revenues and net earnings of YJS and Zhiding Youyuan were not considered material to the Group for the year ended December 31, 2015. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

4.      ACCOUNTS RECEIVABLE

	2014	2015
	RMB	RMB
Accounts receivable	75,773	101,170
Less: Allowance for doubtful accounts	(1,103)	(3,290)
	74,670	97,880

The movement of allowance for doubtful accounts is analyzed as follows:

	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of period	3,260	3,347	1,103
Additions	789	1,804	3,792
Write-offs	(702)	(4,048)	(1,605)
Balance at end of period	3,347	1,103	3,290

5.      PREPAYMENTS AND OTHER CURRENT ASSETS

	2014	2015
	RMB	RMB
Rental and other deposits	1,167	1,411
Prepayments for rental and others	11,291	14,455
Employee advances	2,668	4,059
Payments made on behalf of customers	324,812	421,415
Prepaid insurance premium	973	1,093
Interest income receivable	72,241	52,725
Unutilized input/prepaid value-added tax	14,000	—
Others	1,280	1,557
Total	428,432	496,715

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

5.      PREPAYMENTS AND OTHER CURRENT ASSETS (Continued)

Payments made on behalf of customers are associated with the operations of the Company’s business process outsourcing services. The Company has remitted funds in advance on behalf of its customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be reimbursed to the Company in the near term. The Company provided an allowance for payments made on behalf of customers when facts and circumstances indicate that the receivable is unlikely to be collected. The movement of allowance for payments made on behalf of customers is analyzed as follows:

	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of period	6,079	3,632	958
Additions	1,313	—	1,723
Reversals	—	(676)	—
Write-offs	(3,760)	(1,998)	(1,825)
Balance at end of period	3,632	958	856

6.      PROPERTY AND EQUIPMENT

	2014	2015
	RMB	RMB
Land and building	526,294	575,443
Leasehold improvements	25,487	29,999
Electronic equipment	120,039	132,990
Furniture and fixtures	11,891	11,900
Motor vehicles	6,669	6,910
Other assets	27,500	43,360
Less: Accumulated depreciation	(198,322)	(241,198)
Net book value	519,558	559,404

Depreciation expense was RMB31,867, RMB45,660 and RMB49,781 for the years ended December 31, 2013, 2014 and 2015, respectively. Loss due to disposal of fixed assets was RMB171, RMB359 and RMB109 for the years ended December 31, 2013, 2014 and 2015, respectively.

7.      GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2015 are as follows:

2015
RMB
Balance at beginning of period	—
Acquisition of YJS	203,574
Acquisition of Zhiding Youyuan	13,820
Balance at end of period	217,394

The Company had no goodwill impairment for the year ended December 31, 2015.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

8.      INTANGIBLE ASSETS

	2014	2015
	RMB	RMB
Computer software	26,948	30,553
Trade names	—	35,600
Customer relationships	—	12,270
Acquired training licenses	3,522	6,623
Less: Accumulated amortization	(22,774)	(28,941)
Net book value	7,696	56,105

Amortization expense was RMB1,824, RMB2,567 and RMB6,167 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Company will record estimated amortization expenses of RMB7,188, RMB7,092, RMB6,745, RMB5,474 and RMB2,949 for the years ending December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

9.      OTHER PAYABLES AND ACCRUALS

	2014	2015
	RMB	RMB
Receipts from customers	232,658	314,381
Professional service fees	3,388	2,716
Office expenses	5,986	6,828
Payables to employees related to net proceeds from share options exercised	21,651	8,358
Accrued interest expense related to convertible senior notes	7,147	7,685
Payable for acquisition	—	8,450
Others	1,675	1,556
Total	272,505	349,974

Receipts from customers are associated with the operations of the Company’s business process outsourcing services. The Company has received funds in advance from its customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be disbursed by the Company to other parties on behalf of its customers in the near term.

10.    TAXATION

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

China

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises.

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law. Tech JV became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. In 2015, its preferential tax status has been renewed by local tax authorities through 2017.

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2015, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB3,130,242 and RMB3,821,585, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB313,024 and RMB382,159 as of December 31, 2014 and 2015, respectively.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2013, 2014 and 2015 were taxed within the following jurisdictions:

	2013	2014	2015
	RMB	RMB	RMB

PRC entities	665,131	745,639	823,007
Non-PRC entities	(64,183)	(193,694)	(78,909)
Total	600,948	551,945	744,098

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	RMB	RMB	RMB

Current income tax expense

PRC entities	98,056	106,368	108,172
Non-PRC entities	—	—	—
Total	98,056	106,368	108,172

Deferred income tax expense

PRC entities	2,252	6,667	18,129
Non-PRC entities	—	—	—
Total	2,252	6,667	18,129

Income tax expense

PRC entities	100,308	113,035	126,301
Non-PRC entities	—	—	—
Total	100,308	113,035	126,301

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015

EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(10)%	(13)%	(10)%
Non-deductibility of expenses incurred outside the PRC	3%	9%	3%
Other permanent differences	(1)%	(1)%	(1)%
Effective EIT rate of the Group	17%	20%	17%

Income tax expense for the years ended December 31, 2013, 2014 and 2015 differs from the amounts computed by applying the EIT rate primarily due to the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the preferential tax rate are as follows:

	2013	2014	2015
	RMB	RMB	RMB
	(in thousands, except per share data)

Aggregate effect	63,361	69,818	75,864
Basic net income per share effect	1.08	1.19	1.31
Diluted net income per share effect	1.05	1.17	1.21

Significant components of deferred tax assets and liabilities as of December 31, 2014 and 2015 are as follows:

	2014	2015
	RMB	RMB

Deductible temporary differences related to other payables and accruals	9,960	1,098
Deductible temporary differences related to provision for doubtful accounts	314	696
Total current deferred tax assets	10,274	1,794
Less: Valuation allowance	(18)	(49)
Net current deferred tax assets	10,256	1,745

Tax loss carryforwards	5,563	8,761
Amount offset by non-current deferred tax liabilities	(5,041)	(6,276)
Total non-current deferred tax assets	522	2,485
Less: Valuation allowance	(446)	(1,802)
Net non-current deferred tax assets	76	683
Total deferred tax assets	10,332	2,428

Taxable temporary differences related to depreciation period	(3,382)	(4,283)
Taxable temporary differences related to government subsidy income	(14,252)	(25,605)
Taxable temporary differences related to trade names and customer relationships	—	(11,173)
Amount offset by non-current deferred tax assets	5,041	6,276
Total non-current deferred tax liabilities	(12,593)	(34,785)
Total deferred tax liabilities	(12,593)	(34,785)

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

As of December 31, 2014 and 2015, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2013, 2014 and 2015 when certain entities generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2015, the Group had net operating loss carryforwards in PRC entities of RMB33,595, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will start to expire in 2016 for the amount of RMB43 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts from 2018 to 2020. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

The following represents a roll-forward of the valuation allowance for each of the years:

	2013	2014	2015
	RMB	RMB	RMB

Balance at beginning of period	508	543	464
Additions	385	36	1,443
Reversals	(350)	(115)	(56)
Balance at end of period	543	464	1,851

11.           SHARE-BASED COMPENSATION

In September 2000, the Company adopted a share option plan (“2000 Option Plan”), which provided for the issuance of up to 4,010,666 common shares. The total number of common shares reserved under the 2000 Option Plan was increased to 5,530,578 in February 2004 and to 7,530,578 in July 2006. The 2000 Option Plan expired in 2010 and issuances from this plan ceased in 2009.

In April 2009, the Company adopted a share option plan (“2009 Option Plan”), which provided for the issuance of up to 5,000,000 common shares. The total number of common shares reserved under the 2009 Option Plan was increased to 10,000,000 in December 2011. Under the option plans, the directors may, at their discretion, issue share options to purchase the Company’s common shares to any senior executives, directors, employees or consultants of the Group. The share options are granted at the fair market value of the common shares at the date of grant, vest over a period of four years and expire six years from the date of grant.

On November 12, 2015, the Company adopted a share incentive plan (“2015 Plan”), which was approved by the Company’s shareholders on December 22, 2015. Under the 2015 Plan, share-based awards such as share options, restricted shares, restricted share units, dividend equivalent rights, share appreciation rights and share payments may be granted to any employees, directors and consultants of the Company or affiliated companies. The 2015 Plan has a term of ten years. The maximum aggregate number of common shares which may be issued pursuant to all share-based awards under the 2015 Plan is (i) 10,000,000, and (ii) an automatic increase on January 1, 2019, January 1, 2022 and January 1, 2025 by that number of common shares representing 5% of the then total issued and outstanding common shares of the Company on an as-converted fully diluted basis as of December 31 of the respective preceding year. As of December 31, 2015, no share-based awards had been granted under the 2015 Plan.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.           SHARE-BASED COMPENSATION (Continued)

The following table summarizes the Company’s share option activity for the year ended December 31, 2015:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2015	5,688,594	US$	25.59
Granted	1,442,400	US$	31.40
Exercised	(838,809)	US$	15.91
Forfeited	(202,280)	US$	29.04
Outstanding at December 31, 2015	6,089,905	US$	28.19	3.38	US$	12,942
Vested and expected to vest at December 31, 2015	5,844,283	US$	28.09	3.32	US$	12,879
Exercisable at December 31, 2015	3,381,662	US$	26.16	2.31	US$	12,316

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2015 and the exercise price for in-the-money options.

The total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was RMB159,400, RMB102,575 and RMB92,723 (US$14,314), respectively.

As of December 31, 2015, there was RMB193,272 (US$29,836) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.69 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2015, total cash received from the exercise of share options amounted to RMB83,476 (US$12,886).

A summary of non-vested share option activity for the year ended December 31, 2015 is presented below:

	Number of shares	Weighted average grant-date fair value (per share)
Non-vested at January 1, 2015	2,642,255	US$	11.28
Granted	1,442,400	US$	10.64
Vested	(1,174,132)	US$	11.12
Forfeited	(202,280)	US$	11.16
Non-vested at December 31, 2015	2,708,243	US$	11.02
Expected to vest at December 31, 2015	2,462,621	US$	11.02

There were no capitalized share-based compensation costs for the years ended December 31, 2013, 2014 and 2015. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2013, 2014 and 2015, totaled RMB64,858, RMB81,380 and RMB85,945 (US$13,267), respectively. The total fair value of share options vested during the years ended December 31, 2013, 2014 and 2015 was RMB64,696, RMB82,267 and RMB84,594 (US$13,059), respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.    EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB121,147, RMB144,122 and RMB169,572 for the years ended December 31, 2013, 2014 and 2015, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

13.    CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of convertible senior notes due April 15, 2019 (the “Notes”). The Notes bear interest at a rate of 3.25% per year, payable semiannually in arrears. The interest expense incurred associated with the Notes was RMB25,078 and RMB34,983 for the years ended December 31, 2014 and 2015, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

13.    CONVERTIBLE SENIOR NOTES (Continued)

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

As of December 31, 2015, the estimated fair value of the Notes amounted to approximately RMB1,108,877. The Company recorded a foreign currency translation gain of RMB5,507 and a loss of RMB64,838 for the years ended December 31, 2014 and 2015, respectively, associated with the Notes. The change in fair value of the Notes was a loss of RMB55,355 and a gain of RMB67,168 for the years ended December 31, 2014 and 2015, respectively. See Note 2(t).

As of December 31, 2015, none of the Notes had been converted yet.

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options are intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call Options expire soon after the maturity date of the Notes or when the Dealers request early settlement. The Company will receive the fixed number of ADSs determined at the commencement date of the transaction, which is based on the market price per ADS at the commencement date. 76,000 ADSs were early settled in 2014 and nil in 2015.

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

A prepaid forward contract is considered a form of a stock borrowing facility, and economically, the contract is construed as a share lending arrangement between the Company and the Dealers. Therefore, the accounting for a share lending arrangement was applied by analogy in accordance with ASC 470-20-25-20A. The Company recorded a debt issuance cost of RMB14,429 with the offset to additional paid-in capital for the fair value of the arrangement. Given that the Company has elected to fair value the Notes entirely, the debt issuance costs in connection with the Notes were recognized in earnings as incurred in the consolidated statements of operations and comprehensive income in accordance with ASC 825-10-25-3. See Note 2(t).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

For the years ended December 31, 2014 and 2015, the Company repurchased 799,293 ADSs and 898,950 ADSs, respectively, for a total consideration of RMB153,684 and RMB157,272, respectively, including transaction fees, from the open market. In addition, the Company received 76,000 ADSs from the early settlement of some shares related to the zero-strike call options in the year ended December 31, 2014. All of the shares repurchased and received from early settlement were retired. See Note 2(v).

15.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2013, 2014 and 2015 as follows:

	2013	2014	2015
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:

Net income attributable to 51job, Inc.	500,640	438,910	618,057
Eliminate the dilutive effect of interest expense, change in fair value and foreign exchange translation related to convertible senior notes	—	—	32,653
Numerator for diluted earnings per share	500,640	438,910	650,710

Denominator:

Denominator for basic earnings per share — weighted average common shares outstanding	58,551,925	58,475,397	57,714,850
Dilutive effect of convertible senior notes	—	—	4,035,672
Dilutive effect of share options	1,517,272	1,216,596	748,129

Denominator for diluted earnings per share	60,069,197	59,691,993	62,498,651

Basic earnings per share	8.55	7.51	10.71

Diluted earnings per share	8.33	7.35	10.41

The convertible senior notes were not included in the calculation of diluted earnings per share in 2014 because their inclusion would have been anti-dilutive.

The Company excluded outstanding share options of 2,707,713 in 2013, 2,196,406 in 2014 and 3,312,749 in 2015 from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

The Company excluded 1,462,204 common shares underlying the zero-strike call option contracts from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

16.    COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Office Premises	Office equipment	Total
	RMB	RMB	RMB

2016	38,173	7,318	45,491
2017	27,053	1,314	28,367
2018	18,322	32	18,354
2019	6,018	—	6,018
2020	5,204	—	5,204
Thereafter	869	—	869

	95,639	8,664	104,303

Rental expenses for the years ended December 31, 2013, 2014 and 2015 were RMB44,537, RMB46,066 and RMB48,760, respectively.

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements to purchase advertising services from media companies and to purchase office furnishings. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Advertising Services	Office furnishings	Total
	RMB	RMB	RMB

2016	5,046	1,828	6,874

Contingencies

As of the filing date of this Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the Group’s restructuring in May 2004, Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005. For the foreign ownership of human resource services companies, the limitation was 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in Pudong New District, Shanghai since June 2006. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

16.    COMMITMENTS AND CONTINGENCIES (Continued)

Prior to the restructuring in May 2004, the ownership percentage of Tech JV was above the maximum foreign ownership permitted for an entity conducting advertising and human resource operations. The PRC government has not published an official ruling with respect to the status of foreign ownership arrangements that were established prior to the enactment of these limitations and the Group has not received any waiver from the PRC government with respect to this past non-compliance. The PRC government may determine that the Group’s ownership structure was inconsistent with or insufficient for the proper operation of the Group’s businesses, or that the Group’s business licenses or other approvals were not properly issued or not sufficient. In the opinion of management, the likelihood of loss with respect to the Group’s past ownership structure is remote.

17.    CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2014 and 2015, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2015, the Company had approximately RMB4,031,437 (US$622,347) in cash and certificates of deposit, which constitute about 81% of total cash, restricted cash and short-term investments, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2013, 2014 and 2015. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2014 and 2015.

Currency Risk

The Group’s sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash and convertible senior notes denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts expressed in thousands of RMB and US$, except share and per share data)

17.    CERTAIN RISKS AND CONCENTRATION (Continued)

In addition, any change in interpretation of current laws or any future laws affecting the determination of whether a VIE is a domestic or foreign-invested company may materially impact the viability of the Group’s current corporate structure, corporate governance and business operations in many aspects. For example, the draft Foreign Investment Law published by the PRC Ministry of Commerce (“MOFCOM”) on January 19, 2015, if enacted as proposed, may cause the VIEs to be deemed as entities with foreign investment, and as a result, the Group’s VIEs and subsidiaries in which these VIEs have direct or indirect equity ownership could be subject to the current restrictions on foreign investment in an industry within the catalogue of special management measures (“the negative list”) to be issued by the PRC State Council. If the enacted version of the Foreign Investment Law and the final negative list mandate further actions, such as MOFCOM market entry clearance or certain restructuring of the corporate structure and operations to be completed by companies with existing VIE structure like the Group’s, the Group will face substantial uncertainties as to whether these actions can be timely completed, or at all. As a result, the Group’s business, operating results and financial condition may be adversely affected.

18.    RELATED PARTY TRANSACTION AND BALANCES

The Company has entered into royalty agreements with Recruit Management Solutions Co., Ltd. (“RMS”) and Recruit Career Co., Ltd. (“RCC”), which are wholly owned subsidiaries of Recruit Holdings Co., Ltd. (“Recruit”), for the use of training and online assessment materials. Recruit is a shareholder of the Company. The royalty fees charged by RMS were RMB145, RMB146 and RMB133 during the years ended December 31, 2013, 2014 and 2015, respectively. The royalty fees charged by RCC were RMB199, RMB273 and RMB169 during the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the royalty payables due to RMS were RMB62 and RMB31, respectively. As of December 31, 2014 and 2015, the royalty payables due to RCC were RMB59 and RMB25, respectively.