Form 20-F
period 2016-12-31
51JOB, INC.
filed 2017-03-31
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

60,062,385 common shares, par value US$0.0001 per share.

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

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.9430 to US$1.00 on December 30, 2016, as set forth in the Federal Reserve Board’s H.10 Statistical Release. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

This annual report on Form 20-F includes our audited consolidated statements of operations and comprehensive income data for the years ended December 31, 2014, 2015 and 2016, and audited consolidated balance sheets data as of December 31, 2015 and 2016.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “is/are likely to,” “expect,” “intend,” “aim,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements included in this annual report relate to, among others:

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

•                      acquisitions or investments we have made or will make in the future; and

•                      fluctuations in general economic conditions in China and globally.

You should not place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risks disclosed in “Item 3. — Key Information — Risk Factors” of this annual report and other risks outlined in our other filings with the U.S. Securities and Exchange Commission, or the SEC. Those risks are not exhaustive. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.                                    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                    KEY INFORMATION

A.                Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheets data as of December 31, 2015 and 2016, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2012 and 2013, and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	943,432	1,084,448	1,248,101	1,356,442	1,547,143	222,835
Print advertising	105,309	51,023	14,247	5,328	—	—
Other human resource related revenues	463,508	541,270	634,945	740,119	825,552	118,904
Total revenues	1,512,249	1,676,741	1,897,293	2,101,889	2,372,695	341,739
Net revenues	1,447,338	1,608,668	1,832,453	2,055,220	2,338,334	336,790
Cost of services(1)	(405,233)	(442,454)	(496,000)	(569,979)	(663,001)	(95,492)
Gross profit	1,042,105	1,166,214	1,336,453	1,485,241	1,675,333	241,298
Operating expenses(1):
Sales and marketing	(370,100)	(459,802)	(563,565)	(654,468)	(783,492)	(112,846)
General and administrative	(186,460)	(217,765)	(249,275)	(263,067)	(280,002)	(40,329)
Total operating expenses	(556,560)	(677,567)	(812,840)	(917,535)	(1,063,494)	(153,175)
Income from operations	485,545	488,647	523,613	567,706	611,839	88,123
Income before income tax expense	565,685	600,948	551,945	744,098	699,886	100,804
Income tax expense	(95,579)	(100,308)	(113,035)	(126,301)	(134,699)	(19,401)
Net income	470,106	500,640	438,910	617,797	565,187	81,403
Net loss attributable to non-controlling interests	—	—	—	260	791	114
Net income attributable to 51job, Inc.	470,106	500,640	438,910	618,057	565,978	81,517
Earnings per share:
Basic	8.17	8.55	7.51	10.71	9.74	1.40
Diluted	7.92	8.33	7.35	10.41	9.68	1.39
Weighted average number of common shares outstanding:
Basic	57,510,591	58,551,925	58,475,397	57,714,850	58,132,976	58,132,976
Diluted	59,375,123	60,069,197	59,691,993	62,498,651	58,474,068	58,474,068

	As of December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Assets:
Cash	1,122,557	1,065,543	1,074,096	1,125,352	1,921,074	276,692
Short-term investments	1,408,845	2,081,964	3,420,650	3,825,547	4,159,318	599,066
Total current assets	2,887,443	3,580,622	5,045,764	5,560,298	6,719,585	967,821
Total non-current assets	353,919	542,369	535,956	861,964	1,016,325	146,382
Total assets	3,241,362	4,122,991	5,581,720	6,422,262	7,735,910	1,114,203
Liabilities:
Convertible senior notes, current	—	—	—	—	1,257,709	181,148
Total current liabilities	573,349	785,889	963,974	1,136,038	2,703,022	389,317
Convertible senior notes, non-current	—	—	1,111,207	1,108,877	—	—
Other non-current liabilities	1,985	5,983	12,593	43,235	57,166	8,234
Total liabilities	575,334	791,872	2,087,774	2,288,150	2,760,188	397,551
Shareholders’ equity:
Common shares	48	48	48	48	49	7
Additional paid-in capital	1,152,174	1,316,713	1,040,639	1,052,788	1,299,350	187,145
Total 51job, Inc. shareholders’ equity	2,666,028	3,331,119	3,493,946	4,125,042	4,967,443	715,460
Total equity	2,666,028	3,331,119	3,493,946	4,134,112	4,975,722	716,652
Total liabilities and equity	3,241,362	4,122,991	5,581,720	6,422,262	7,735,910	1,114,203

(1)             Share-based compensation was included in the consolidated statements of operations and comprehensive income data as follows:

	For the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(7,870)	(10,391)	(12,997)	(13,770)	(14,080)	(2,028)
Operating expenses:
Sales and marketing	(6,766)	(8,933)	(11,173)	(11,837)	(12,104)	(1,744)
General and administrative	(35,902)	(45,534)	(57,210)	(60,338)	(59,886)	(8,625)

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.9430 to US$1.00 on December 30, 2016, as set forth in the Federal Reserve Board’s H.10 Statistical Release. The noon buying rate on March 24, 2017 was RMB6.8803 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Board’s H.10 Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
September	6.6685	6.6702	6.6790	6.6600
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March (through March 24)	6.8803	6.8976	6.9132	6.8785

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

We face significant competition in our online recruitment services and our other human resource related services businesses. Our online recruitment services are conducted through three main websites: www.51job.com, www.yingjiesheng.com and www.51jingying.com. These websites and their related mobile applications face intense competition from other dedicated job search websites such as Zhaopin.com and ChinaHR.com. In addition, local job fair organizers have developed or acquired online capabilities. Furthermore, there are niche recruitment services providers that focus on particular industry verticals, such as technology and finance, or job seeker segments, such as new college graduates and high-end, experienced professionals.

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

Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or affiliates of foreign firms operating in China. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth slowed to 7.4% in 2014, 6.9% in 2015 and 6.7% in 2016. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to an economic slowdown, we could have difficulty collecting payment from the customer. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of online advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our online recruitment business.

We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. We believe that the use of online advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other informal recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector in China. We face challenges in promoting greater use of online advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. In addition, while China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history, and China’s Internet penetration rate is low relative to most developed countries. Moreover, telecommunications capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance as a medium for recruitment, may adversely affect our online recruitment services business. We cannot assure you that online recruitment advertising will achieve broader acceptance in China. Any significant failure of advertising to gain acceptance among employers and job seekers may adversely affect our ability to expand our online recruitment business.

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

The PRC Labor Contract Law, which became effective on January 1, 2008 and its amendment which became effective on July 1, 2013, establishes restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. The PRC Social Insurance Law, which became effective on July 1, 2011, specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance.

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

Our online businesses, including the development of our websites and mobile applications, are heavily dependent on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. The Internet infrastructure in China may not support the demands associated with continued growth in Internet use.

Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the PRC Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic user can connect to the international Internet network.

We rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and data centers to host our servers. We are unlikely to have any access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed line telecommunications networks provided by the telecommunications service providers. In addition, we have no control over the costs of the services provided by the telecommunications service providers. If they fail to provide these services, we would be required to seek other providers, and there is no assurance that we will be able to find alternative providers willing or able to provide high quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay for Internet services rise significantly, our results of operations could be adversely affected.

If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.

If we fail to generate a high volume of recruitment advertisements, successfully promote and develop the perception of our websites and mobile applications as leading recruitment platforms, undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on our websites and mobile applications are found to contain inaccurate or false information, the value proposition of our websites and mobile applications as leading online recruitment platforms may be weakened. Furthermore, we may be subject to claims by individuals and customers seeking to hold us liable for such inaccurate or false information. Any claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

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

•                      adequately and efficiently operate, maintain, upgrade and develop our websites, mobile applications and the other systems and equipment we utilize in providing our services;

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

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on September 1, 2015 and the Interim Measures for the Administration of Online Advertising promulgated by the PRC State Administration for Industry and Commerce, or the SAIC, which became effective on September 1, 2016, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Advertisers, advertising companies and advertisement publishers are also required to distinguish online advertisement by the mark of “AD,” obtain an user’s prior consent before sending online advertisement, verify the content of online advertisement and properly display online advertisement. If we are deemed to be in violation of such laws and regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license, any of which may materially and adversely affect our business.

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

We rely heavily on our information systems, and any failure to properly protect privacy and to maintain and secure our systems could seriously damage our reputation, disrupt our operations and harm our business.

The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges.

The Internet industry is facing significant challenges regarding information security and privacy. Certain data and services collected, provided or used by us in our systems or provided to and used by us, our partners, our customers or our job seekers contain confidential and private information, such as names, user IDs and passwords and payment or transaction related information. Our ability to store, retrieve, process, manage and protect substantial amounts of data and information, including our client and candidate databases, is an important part of our operations and a critical component of our success.

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which was promulgated on November 7, 2016 and will become effective on June 1, 2017, further requires Internet product and service providers to take proper measures to protect Internet security and the personal information of users.

While we strive to comply with all relevant data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. Concerns about our practices and systems with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could adversely affect our business. We must further develop and enhance our information systems to compete effectively and ensure our compliance with relevant laws and regulations, which may require significant staff and financial resources. If our online platforms, including our websites and mobile applications, and our other products and systems are not properly maintained and secured, our operations could be seriously disrupted and our business significantly harmed.

Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names.

Hacking and computer viruses may cause delays or other service interruptions on our systems. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Hacking and computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our websites through the use of “denial of service” or similar attacks, and other material adverse effects on our operations. Although to date we have not been subject to significant targeted disruptions or hacking, and our websites and mobile applications have not gone off-line or been shut down for any significant period of time, we may incur significant costs to continue to protect our systems and equipment against the threat of, and to repair any damage caused by, hacking and computer viruses. Moreover, if hacking or a computer virus affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. — Controls and Procedures.”

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

As of February 28, 2017, the following shareholders beneficially owned 36.4 million common shares:

•                      Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, which beneficially owned 23.4 million common shares, or approximately 38.9% of our outstanding common shares, and which is affiliated with Kazumasa Watanabe, one of our directors; and

•                      Rick Yan, our chief executive officer and a director, who beneficially owned 13.0 million common shares, or approximately 21.4% of our outstanding common shares.

These shareholders, together with our other executive officers and directors, beneficially owned approximately 39.2 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their director or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.

The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has been relaxed and foreign persons are now permitted to wholly own advertising entities in China. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003, and this ownership limitation has been increased to 70% for human resource services companies registered in several locations in the PRC, such as Pudong New District in Shanghai since June 2006, Zhongguancun National Innovation Demonstration Zone in Beijing since September 2014, Nanjing since December 2014, and Suzhou since April 2015. For a discussion of the limitations on foreign ownership governing our businesses, see “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.”

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

PRC laws and regulations currently limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. Tech JV and its subsidiaries recognize substantially all of our revenues. 50% of our equity interest in Tech JV is effectively held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Beijing Run An Information Consultancy Co., Ltd., or Run An. Run An is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company. Through agreements with Qian Cheng, Run An and their respective shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng and Run An. As a result, we consolidate all of these interests for U.S. GAAP reporting purposes. For a description of these contractual arrangements, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of variable interest entity, or VIE, structures or contractual arrangements, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by PRC-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

On January 19, 2015, the PRC Ministry of Commerce, or the MOFCOM, published the draft Foreign Investment Law, or the Draft FIL, on its official website for public review and comment. Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a domestic enterprise is considered a foreign-invested enterprise. In addition to control through direct or indirect ownership or equity, the Draft FIL includes control through contractual arrangements within the definition of “actual control.” Under the Draft FIL, variable interest entities would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and may not be allowed, or may be subject to foreign investment restrictions and prohibitions. However, the Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with a variable interest entity structure, whether or not these companies are controlled by PRC citizens/entities. The Draft FIL has no immediate legal effect and it is unclear whether, when and how the legislative progress will proceed. If enacted as proposed, the Draft FIL may materially impact our corporate structure and increase our compliance costs.

On September 3, 2016, the Standing Committee of the National People’s Congress passed a decision in connection with the revision of the Wholly Foreign Owned Enterprise Law and three other laws, which were implemented on October 1, 2016. According to this decision, formation of a foreign-invested enterprise in a sector not subject to special entry administrative measures will be simplified by requiring only a government filing instead of a government approval. The special entry administrative measures will be separately promulgated by the PRC State Council, or the State Council. Subsequently, on October 8, 2016, the MOFCOM published the Provisional Administrative Measures on Record Filing for Establishment and Alteration of Foreign-Invested Enterprises, or the Provisional Measures, which aims to implement and elaborate upon the filing requirements, procedures, supervision and other related matters for foreign-invested enterprises in sectors not subject to special entry administrative measures. According to an interpretation of the Provisional Measures published by the MOFCOM on October 8, 2016, foreign investments that are in the prohibited, restricted or encouraged industries and that are subject to the equity and senior management restrictions set forth in the Foreign Investment Industry Guidance Catalogue (2015) will continue to be subject to government approvals regardless of the investment amount or method.

Although we believe our business operations and contractual arrangements are in compliance with current PRC regulations, if we or any of our subsidiaries or affiliated entities or any of our contractual arrangements are found to be or to have been in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

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

Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, and such controls appear more stringent recently. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange” and “— Regulations Relating to Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

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

The interpretation and application of existing and future PRC laws and regulations and the stated positions of the main governing authority, the MIIT, have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, companies with Internet operations, including those of our company. In particular, the MIIT has stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. In addition, PRC government regulation of the telecommunications and Internet industries is burdensome and may become even more so. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.

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

The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may be unaware of our violation of these policies and rules until some time later. Our contractual arrangements with our affiliated entities are governed by the laws of the PRC. The enforcement of these contracts and the interpretation of the laws governing these relationships is subject to uncertainty. See “— Risks Related to Our Corporate Structure — The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions.”

There are significant uncertainties under the tax law in China and our results of operations could be materially and adversely affected if we are unable to maintain certain tax statuses. In addition, dividends we receive from our subsidiaries located in the PRC are subject to PRC withholding tax.

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. There are uncertainties on how the EIT Law and its implementation rules are enforced, and whether its future implementation may be consistent with its current interpretation.

In December 2009, our subsidiary, Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. In 2015, its preferential tax status was renewed through 2017. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

The PRC Ministry of Science and Technology, the PRC Ministry of Finance, or the MOF, and the PRC State Administration of Taxation, or the SAT, jointly issued the Revised Measure for Certification of High and New Technology Enterprise, or Circular 32, which replaces current rules to provide clarifications on the new assessment criteria and administrative matters as well as the afterwards supervision of HNTEs. Circular 32 became effective on January 1, 2016. Highlights of the new rules include: (1) expanding the high and new technology areas; (2) adjusting certain assessment criteria and retaining the implicit requirement for enterprises to manage their HNTE qualifications systematically; and (3) simplifying the assessment procedure to facilitate application process and establishing an administrative mechanism of selective examination and key examination. However, there has been no detailed working guidance so far about the administrative procedures for HNTE assessment under the new rules. If Tech JV does not maintain its status as a HNTE and the EIT rates of our PRC subsidiaries increase, our financial condition and results of operations could be materially and adversely affected.

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

In 2012, the State Council instituted a business tax to value-added tax, or VAT, transformational pilot program in Shanghai. Under this program, industries subject to business tax were transitioned to VAT payers. As of May 1, 2016, the VAT program was expanded to cover all industries in the PRC. We have incurred an increase in tax payments under the VAT regime than under the business tax regime, which has reduced the amount of revenues we recognize. If further changes to PRC tax laws and regulations result in increased taxation, our financial condition and results of operations may be negatively impacted.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council, relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. The Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. For more details about these criteria, please refer to “Item 10. — Additional Information — Taxation — People’s Republic of China Taxation.” Although the Circular 82 only applies to offshore enterprises controlled by enterprises or an enterprise group located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. We are a Cayman Islands holding company and substantially all of our operational management is based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a resident enterprise, we may be subject to the uniform 25% EIT rate as to our global income, which could have a material adverse effect on our results of operations.

We face uncertainty from the PRC’s Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers.

The SAT issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers, or Circular 698, in December 2009, which addresses the transfer of equity by non-PRC tax resident enterprises. Circular 698 became effective retroactively on January 1, 2008. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, is required to report such Indirect Transfer to the PRC tax authority if the overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the overseas holding company mainly serves as a tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the overseas holding company and re-characterize the Indirect Transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC tax for the capital gains realized from the Indirect Transfer.

On February 3, 2015, the SAT issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-Resident Enterprises, or Bulletin 7, which supersedes the existing tax rules in relation to Indirect Transfers, while the other provisions of Circular 698 remain in force. Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Bulletin 7 extends its tax jurisdiction to not only include Indirect Transfers as set forth under Circular 698 but also transactions involving the transfer of real property in China and the assets of an establishment or place situated in China, through the offshore transfer of a foreign intermediate holding company. Under Bulletin 7, if an Indirect Transfer is re-characterized as direct transfer, the transaction will be subject to (i) 25% EIT rate on the gains derived from the transfer of the property of an establishment or place situated in China, or (ii) 10% EIT rate on the gains derived from the transfer of real property situated in China or equity interests in PRC resident enterprises, unless the applicable tax treaty provides otherwise. Moreover, Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. However, Bulletin 7 also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. The transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we may be required to spend valuable resources to comply with Circular 698 and Bulletin 7, or to establish that we should not be taxed under Circular 698 and Bulletin 7, any of which could have an adverse effect on our financial condition and results of operations.

The PRC tax authorities have discretion under Circular 698 and Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and cost of investment. We have made acquisitions in the past and may conduct additional acquisitions in the future. If the PRC tax authorities make adjustments to the taxable income of transactions under Circular 698 and Bulletin 7, our income tax costs associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of the PRC State Administration of Foreign Exchange, or the SAFE. Our capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the Big Four PRC-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, and such controls appear to be more stringent recently. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar decreased 2.5% in 2014, 4.4% in 2015 and 7.2% in 2016. Due to the U.S. dollar cash deposits we hold and our U.S. dollar-denominated convertible senior notes issued in 2014, we are exposed to foreign currency risks, and we recognized a gain from foreign currency translation of RMB10.0 million in 2014, a loss of RMB55.9 million in 2015 and a gain of RMB0.2 million (US$0.03 million) in 2016. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a material portion of our assets and liabilities are denominated in U.S. dollars, any future revaluations of the Renminbi may result in charges to our consolidated statements of operations and comprehensive income and significant changes in the values of these U.S. dollar-denominated assets and liabilities when translated into Renminbi.

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

The SAFE promulgated the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective on November 1, 2005, requiring PRC residents to register with local branches of the SAFE before establishing or controlling any company outside of China for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents. On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Circular 13, which became effective on June 1, 2015. Pursuant to Circular 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the Circular 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, will directly review the applications and process the registration.

We have notified beneficial owners of common shares of our company who we know are PRC residents of their filing obligation. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners have fully complied or will fully comply with Circular 37 and subsequent implementation rules. For example, we are not aware of available registration procedures for PRC residents that are non-PRC passport holders, which makes our beneficial owners who are foreign citizens residing in China currently unable to comply with these regulations. The failure or inability of our PRC-resident beneficial owners to comply with the registration procedures set forth therein may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to our company or otherwise adversely affect our business, financial condition and results of operations.

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

In addition, the stock market in general, and the market prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, most of whom have been granted stock options.

The future sales, or perceived potential sales, of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Common shares held by our existing shareholders may also be sold in the public market under, and subject to the restrictions contained in, Rule 144 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our shareholders will have on the market price of our ADSs.

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

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2016, although there can be no assurance in this regard. However, we believe there is a material risk that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2016, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a material risk that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in any future taxable year.

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

ITEM 4.                                    INFORMATION ON THE COMPANY

A.                History and Development of the Company

We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law. Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company, and other subsidiaries to become the holding company of our corporate group. We operate as a foreign-invested enterprise in China through our wholly owned subsidiaries, 51net, which is the registered owner of our www.51job.com domain name, 51net Beijing and 51net HR, which are both Cayman Islands companies, as well as our PRC subsidiaries and affiliated Chinese entities, the primary ones being:

•                      Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is owned by 51net, Qian Cheng and Wuhan AdCo, and holds licenses which allow it to provide online advertising, human resource related and value-added telecommunications services;

•                      Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Run An, is our joint venture partner in Tech JV and has an equity interest in Shanghai Qianjin Advertising Co., Ltd., or AdCo;

•                      Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by David Weimin Jin and Tao Wang, two executive officers of our company;

•                      Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing and owns our trademarks and registered copyrights; and

•                      Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which is wholly owned by Qian Cheng and has an equity interest in Tech JV.

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

In 2015, we acquired 100% of the equity interest in Yingjiesheng.com for RMB250.0 million, acquired 60% of the equity interest in Beijing Zhiding Youyuan Management Consulting Co., Ltd., a provider of professional assessment services, for RMB18.7 million, and made several long-term, non-controlling investments totaling RMB22.8 million in companies that provide services related to our operations and business strategy. In 2016, we made several long-term, non-controlling investments totaling RMB127.7 million (US$18.4 million), primarily in a provider of accounting and finance training courses as well as in companies that provide business process outsourcing services in China. We have utilized our existing cash resources for payments related to these acquisitions and investments in 2015 and 2016. In addition to organic growth, we expect to selectively pursue acquisitions and investments in businesses that complement our existing operations and further our strategic objectives in the future.

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

Our Offerings and Securities Repurchases

We completed our initial public offering of 6,037,500 ADSs, and on September 29, 2004, the trading of our ADSs commenced on the NASDAQ Global Select Market under the symbol “JOBS.”

In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes due 2019. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019, but holders of the notes have the right to require us to repurchase the notes on April 15, 2017. The notes may be converted based on an initial conversion rate of 11.6976 ADSs per US$1,000 principal amount of the notes (which represents an initial conversion price of US$85.49 per ADS). The conversion rate is subject to adjustment in some events. Following the change in the ratio of our common shares to ADSs from 2:1 to 1:1 effective August 8, 2014, the initial conversion rate was adjusted to 23.3952 ADSs per US$1,000 principal amount of the notes (which represents an adjusted initial conversion price of approximately US$42.74 per ADS).

In September 2008, we announced a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11.0 million, including transaction fees. In June 2014, our shareholders approved an increase to the size of the share repurchase program from US$25 million to US$75 million. Under this increased program and through open-market transactions, we purchased 799,293 and 898,950 ADSs for an aggregate consideration of approximately US$25 million and US$24 million in the years ended December 31, 2014 and 2015, respectively, including transaction fees. We did not make any repurchase of our ADSs in 2016.

In addition to the share repurchase program, we may from time to time make repurchases of our other securities, including our convertible senior notes due 2019, in open-market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors. The amounts involved may be material. We did not make any repurchase of our convertible senior notes in 2015 and 2016.

B.                Business Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. With a strong focus on online recruitment advertising, we operate three main websites: www.51job.com, www.yingjiesheng.com and www.51jingying.com. These websites and their related mobile applications are utilized by a broad base of corporate employers, reach a wide and diverse audience of job seekers and aggregate job information from over 100 cities across China. We also historically operated local recruitment advertising publications but had ceased all such print advertising services in 2015.

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

Our Product and Services

We provide a range of human resource services in the following categories:

•                      recruitment advertising services, mainly online recruitment and, historically, print advertising services; and

•                      other human resource related services, such as business process outsourcing, training, campus recruitment and executive search services.

We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 65.8% of our revenues in 2014, 64.5% of our revenues in 2015 and 65.2% of our revenues in 2016. Our print advertising business generated 0.7% of our revenues in 2014, 0.3% of our revenues in 2015 and nil in 2016. Other human resource related services generated 33.5% of our revenues in 2014, 35.2% of our revenues in 2015 and 34.8% of our revenues in 2016.

Recruitment Advertising Services — Online Recruitment Services

www.51job.com. We established our flagship online recruitment website, www.51job.com, in 1999. Online recruitment advertisements appear in both Chinese and English on www.51job.com. These advertisements cover many different job categories ranging from professional and middle management positions to clerical, industrial and hourly jobs. Job seekers may search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, company type, and salary level. We regularly maintain and update our www.51job.com with job search, training and general career management content.

We believe that www.51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that www.51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 109 million user accounts established since the launch of this website in 1999 and approximately 103 million resumés posted online as of December 31, 2016. We believe that www.51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

We believe that www.51job.com provides employers with a cost-effective means of reaching their target audience. As the website contains nationwide recruitment advertisements, employers can access a large pool of potential candidates from a wide geographic area. Certain employers also post advertisements online when they consider the demographics and behavior of their target audience to favor the use of the Internet for recruitment advertising. As a result, www.51job.com includes a large number of recruitment advertisements targeted at white-collar job seekers between the ages of 20 to 35 that are more likely to be familiar with the Internet and utilize this medium for their job search. We generally update the advertisements on the website several times each hour, which provides job seekers with new opportunities constantly and allows employers to receive responses more rapidly. Employers also attract online job seekers by placing advertising banners, trademarks, logos, website hyperlinks and other forms of advertising on the website to promote their corporate image for a fee that varies depending on the size, graphics, placement and duration. In addition, we offer enhanced marketing tools, such as priority placement of their job postings in keyword search results and direct e-mail marketing campaigns to a targeted group of job seekers, to employers for a fee.

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

•                      organize job applications and track submission status;

•                      obtain career development advice and other job-related information;

•                      receive updates and notifications on specific companies of their choice; and

•                      receive recommendations of job opportunities matching the job seeker’s profile and preferences.

We operate a mobile Internet website and have also developed a mobile application that enable job seekers to access their accounts through mobile devices and utilize most functions available on www.51job.com. We believe that these mobile offerings help job seekers receive information anywhere and anytime, allowing them to more quickly apply to desired job positions and respond to employers when they do not have convenient access to a personal computer. We believe these mobile offerings increase job seeker engagement, provide important real-time benefits and enhance the job search experience for our users.

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

www.51jingying.com. In February 2015, we launched www.51jingying.com, which targets the higher end, headhunting segment of the recruitment market. www.51jingying.com provides a platform to connect recruiters with primarily passive job seekers who are usually currently employed, older, more experienced and highly skilled. Through www.51jingying.com, headhunters may post employment opportunities and search job candidate profiles. Conversely, job seekers can apply to these listings and access recruiter profiles that provide background details on industry of expertise, previous job placements and verification of professional credentials. However, to complete a connection, recruiters and job seekers are required to exchange and accept each other’s electronic business cards through the www.51jingying.com platform, after which, they can build a professional network of contacts and establish long-term relationships. The features of www.51jingying.com also include more powerful search capabilities that better prioritize relevant positions and candidates, and a mobile application with a private communication channel and name card scanning function.

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

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2014	2015	2016
Estimated unique employers using online recruitment services	388,158	406,880	460,811

We provide job seekers access to our websites and mobile applications free of charge.

Recruitment Advertising Services — Print Advertising

51job Weekly. 51job Weekly was a city-specific recruitment advertising publication which was published once a week and was distributed as an insert in a local newspaper and/or on a stand-alone basis.

Considering the emerging trend of online recruitment, we had decided to gradually discontinue the publication of 51job Weekly in local cities since 2010 and had completely ceased all print advertising operations in 2015.

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

Campus Recruitment. We provide campus recruitment services to corporations seeking to recruit college and university students. We assist corporations with recruitment strategy, selection of schools, schedule of campus visits, promotion of their image to students and on-campus logistical arrangements.

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

Other Products. We also perform hiring and support services for employers on select recruitment projects.

Technology

We design and update our websites and mobile applications as well as develop our proprietary software entirely in-house. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our websites and mobile applications, other than the advertisements and trademarks provided by our advertisers. Our websites are hosted by the major state-owned telecommunications service providers in China.

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

From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or hacking and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by the telecommunications service providers are consistent with the difficulties that affect Internet service in China generally. To date, our websites and mobile applications have not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our websites and mobile applications. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3. — Key Information — Risk Factors — Risks Related to Our Business — Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We face risks related to health epidemics and other natural disasters;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, fixed line telecommunications networks in China and our technology platform.”

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

None of the well-established nationwide Internet portals, search engines and online classified websites, such as 58.com, Baidu.com, QQ.com and Sina.com, are dedicated providers of recruitment advertising or other human resource products in China, and each offers a wide variety of other online services. However, any or all of our online competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. We may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers and serving existing customers. As of December 31, 2016, we employed approximately 3,900 sales and account management representatives that identify and directly contact customers via the Internet, telephone and personal sales visits. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new products and services.

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

Cross-Marketing. We have established cross-marketing relationships between our websites and a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use our websites and mobile applications.

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

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005 and 2015, jointly promulgated by the MHRSS, the MOFCOM and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. This ownership limitation has been increased to 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations, such as Pudong New District in Shanghai since June 2006, Zhongguancun National Innovation Demonstration Zone in Beijing since September 2014, Nanjing since December 2014, and Suzhou since April 2015. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

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

The principal regulations governing foreign ownership in Internet content providers in China include:

•                      Administrative Rules for Foreign Investments in Telecommunications Enterprises (2016 Revision), effective on February 6, 2016; and

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

In addition, according to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. For those who are not in compliance with the above requirements and fail to rectify the non-compliance, the relevant PRC government authorities may revoke their operating licenses. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — PRC laws and regulations governing operators of Internet websites are unclear and the regulation of the telecommunications and Internet industries may become more burdensome, and if we are found to be in violation of PRC laws and regulations, we could be subject to sanctions.”

General Regulation of Our Businesses

Advertising

The SAIC is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:

•                      Advertising Law (2015 Revision);

•                      Interim Measures for the Administration of Online Advertising (2016);

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

•                      Telecommunications Regulations (2016 Revision);

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

With respect to our mobile applications, the Cyberspace Administration of China, or the CAC, issued the Provisions on the Administration of Mobile Internet Applications Information Services on June 28, 2016, which became effective on August 1, 2016. Such regulation requires the filing of mobile applications with the CAC or its competent local counterpart and the protection of information security.

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

Under the Regulations on Work-Related Injury Insurance effective in 2004 and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-Related Injury Insurance that became effective on January 1, 2011. The amendments to this regulation expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

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

The PRC Copyright Law was adopted in 1990 and amended in 2001 and 2010 to widen the scope of works that are eligible for copyright protection. The amended PRC Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the PRC Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

Registered trademarks are protected under the PRC Trademark Law adopted in 1982, revised in 2001 and further revised in 2013. Trademarks can be registered with the Trademark Office of the SAIC for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the SAIC for the record, and the failure to complete such filings may cause the trademark license agreements to be unenforceable against bona fide third parties.

Domain name disputes are governed by the Measures of China Internet Network Information Center for Resolving Disputes Regarding Domain Names promulgated by the Chinese Internet Network Infrastructure Center, or the CNNIC, on May 28, 2012 and effective on June 28, 2012, under which the CNNIC can authorize domain name dispute resolution institutions to decide disputes.

Regulations Relating to Internet Privacy and Information Security

The PRC Constitution provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit Internet content providers from collecting and using personal information of their users, such collection and use is subject to the users’ prior consent. Also, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulation on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, Internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked.

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

Under the Provisions on the Administration of Account Names of Internet Users effective in February 2015, Internet information service providers shall protect the users’ information and privacy of citizens and conduct identity verification of individuals before account registration. Under the Provisions on the Administration of Communications Short Message Services effective in June 2015, short message service providers and short message content providers shall not send commercial short messages to users without the users’ consent or request, or shall stop sending such short messages to users when the latter clearly present their refusal after their consent.

Under the PRC Advertising Law, the amendment of which became effective in September 2015, without the consent or request of the recipient, no entity or individual may send advertisements to the recipient’s residence or vehicle, among others, or send advertisements in the form of electronic information. Where an advertisement is sent in the form of electronic information, the sender’s true identity and contact information shall be explicitly indicated, and the sender shall provide the recipient with a method for the recipient to discontinue receiving such advertisements. Under the PRC Counter-Terrorism Law, which became effective in January 2016, Internet service providers shall conduct identity verification of individuals.

Under the PRC Cyber Security Law, which will become effective on June 1, 2017, Internet product and service providers shall explicitly notify their users and obtain their consent for collection and use of personal information. If any user’s personal information is involved, the provider shall also comply with the provisions of relevant laws and administrative regulations on the protection of personal information. Personal information and important data collected and produced by critical information infrastructure operators during their operations within the territory of China shall be stored within China. However, the PRC Cyber Security Law does not provide a detailed standard to classify “critical information infrastructure operators.”

To comply with these regulations, we provide users of our websites and mobile applications with a range of confidentiality, communications and information sharing options. They may choose to authorize us to disclose their personal information to third parties, or to instruct us to keep this information strictly confidential. Our systems are designed to maintain information received from these users in accordance with their instructions.

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

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange effective in 1996, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its competent local counterpart.

The SAFE promulgated the Circular on the Relevant Operating Issues Regarding Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested enterprises may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay Renminbi loans if they have not used the proceeds of such loans.

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

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016. Under Circular 16, onshore enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) may all settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. The banks shall, in handling each transaction of foreign exchange settlement for an onshore enterprise according to the principle of payment-based foreign exchange settlement, review the authenticity and compliance of the use by the domestic institution of the foreign exchange funds settled in the previous transaction (including voluntary settlement and payment-based settlement). The earnings and expenditures of the account for foreign exchange settlement pending payment are limited to certain scope. The use of foreign exchange earnings under capital account shall be within the enterprise’s business scope and in a truthful manner for proprietary purposes.

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

The SAFE promulgated Circular 37 on July 4, 2014, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. According to Circular 13 issued by the SAFE on February 13, 2015, starting from June 1, 2015, all new such registrations required under Circular 37 (other than make-up registrations) will be handled by qualified banks instead of the local SAFE branches. The qualified banks, under the supervision of the SAFE, will directly review the applications and process the registration.

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

On March 28, 2007, the SAFE promulgated the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas-listed company are required, through a PRC agent or PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures.

On February 15, 2012, the SAFE promulgated the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company shall appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

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

•                      Wholly Foreign Owned Enterprise Law (1986), as amended;

•                      Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•                      Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended;

•                      Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and

•                      PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017.

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

(1)              Includes Shanghai Wang Ju Human Resource Consulting Co., Ltd., incorporated in the PRC, which conducts human resource services and is 70% owned by 51net HR and 30% owned by Run An.

(2)              In addition, 51net directly or indirectly wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd.; and Wuhan Wang Cai Information Technology Co., Ltd.

(3)             Includes six PRC subsidiaries of Tech JV: Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Yishu Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; Shanghai Pinyi Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; Shanghai Qianjin Advertising Co., Ltd., an 80% owned subsidiary which conducts advertising services; Shanghai Wang Cai Advertising Co., Ltd., a subsidiary jointly owned by Shanghai Qianjin Advertising Co., Ltd. and Tech JV which conducts advertising services; and Beijing Zhiding Youyuan Management Consulting Co., Ltd., a 60% owned subsidiary which conducts human resource services.

Our subsidiary, 51net, directly holds 50% of the outstanding shares of Tech JV, Qian Cheng directly holds 1% of the outstanding shares of Tech JV, and Wuhan AdCo directly holds the remaining 49% of the outstanding shares of Tech JV. As a result of Qian Cheng’s ownership of Wuhan AdCo, each of 51net and Qian Cheng effectively holds 50% of the equity interest in Tech JV.

Our services are principally provided through Tech JV and its subsidiaries, which hold licenses to provide online advertising services, human resource related services and information services via the Internet and mobile networks.

Tech JV and its subsidiaries recognize substantially all of our revenues and receive substantially all of the cash payments from our clients. Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interest in AdCo that is held by Qian Cheng. As a result, the historical financial results of these entities have been consolidated in our financial statements. For a discussion on the contractual arrangements among our entities, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of human resource related services and value-added communications services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

D.                Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 18,840 square meters across two locations in Wuhan. We also maintain a large sales office in downtown Shanghai comprising approximately 3,230 square meters. In addition, we lease space for our network of sales offices in Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guiyang, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 31,700 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In April 2015, we completed the acquisition of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB43.8 million and was funded from our existing cash resources.

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

For the year ended December 31, 2016, our online recruitment services generated approximately 65.2% of our revenues with the remaining 34.8% from our other human resource related services.

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

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. Recently, there have been increasing concerns about the Chinese economy as the growth rate of China’s gross domestic product has slowed in 2014, 2015 and 2016. If there are further slowdowns or other adverse developments in China’s economic growth, we may experience material changes in market demand and customer spending, each of which would adversely affect our financial condition and operating results, such as negative or lower revenue growth rates, margin contraction and decreased profitability.

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

•                       Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend substantially upon an increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 731 million in 2016, ranking China as the largest market of Internet users in the world. We believe that continued development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our recruitment advertising services, primarily our online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and executive search services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2014	2015	2016
Revenues:
Online recruitment services	65.8%	64.5%	65.2%
Print advertising	0.7	0.3	—
Other human resource related revenues	33.5	35.2	34.8
Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2014 compared to 2013	2015 compared to 2014	2016 compared to 2015
Online recruitment services	15.1%	8.7%	14.1%
Print advertising	(72.1)	(62.6)	—
Other human resource related revenues	17.3	16.6	11.5
Total revenues	13.2%	10.8%	12.9%

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

For the future, we expect the growth of our online recruitment services revenues will continue to be driven by an increase in the number of unique employers using these services as well as higher average revenue per unique employer due to our up-selling efforts and potential price increases over time. In addition, two opposing trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer, which occurred in 2014. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically mitigated or offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platform and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer and occurred in 2015 and 2016. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

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

We believe the growing acceptance of online recruitment services by employers had limited the demand and future use of print advertising services for recruitment purposes. As a result, we had decided to gradually discontinue the publication of 51job Weekly in local cities since 2010 and had completely ceased all print advertising operations in 2015.

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

Net Revenues and Business Taxes

Our net revenues reflect the impact of VAT, as well as historically PRC business tax, and other related surcharges which are levied on revenues generated from services we provide in China.

Effective January 1, 2012, the State Council instituted a business tax to VAT transformational pilot program in Shanghai. Under this program, industries subject to business tax were transitioned to VAT payers. As of May 1, 2016, the VAT program was expanded to cover all industries in the PRC, and the VAT chain for all industries was completed.

Generally, our PRC subsidiaries and affiliated entities are subject to VAT rates of 5% or 6%, and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the PRC subsidiaries and affiliated entities on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as taxes payable until it is paid to the tax authorities.

Our PRC subsidiaries and affiliated entities are also subject to certain government surcharges on the VAT payable in the PRC. In our consolidated statements of operations and comprehensive income, these surcharges are included under the account of “business tax and surcharges,” which is deducted from gross revenues to arrive at net revenues.

Costs

We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2014	2015	2016
Cost of services	(27.1)%	(27.7)%	(28.4)%
Total operating expenses	(44.3)%	(44.7)%	(45.4)%

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

Cost of Services

Our cost of services primarily consists of salary and employee compensation, subcontracting expenses, costs related to training materials and contracted instructors, and data storage and bandwidth costs. The majority of our employee compensation and other costs of services are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. While we expect that our cost of services in absolute amount will increase as we expand our business operations, we aim to lower this cost as a percentage of net revenues over time through greater economies of scale and scope as well as improved efficiency and productivity. However, cost of services as a percentage of net revenues increased due to softer recruitment demand amid a slower economic growth environment in 2015 and also increased in 2016 due to the implementation of the VAT policy change in 2016 on other human resource related revenues which reduced the amount of net revenues recognized.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2014	2015	2016
Operating expenses:
Sales and marketing	(30.7)%	(31.9)%	(33.5)%
General and administrative	(13.6)	(12.8)	(11.9)
Total operating expenses	(44.3)%	(44.7)%	(45.4)%

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including customer demand, competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand and services. We expect to continue to invest resources to strengthen our market position and brand, to expand our sales force and to promote new products and services. Although we expect that our sales and marketing expenses in absolute amount will increase as we grow our businesses, we aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. However, sales and marketing expenses as a percentage of net revenues increased in 2015 and 2016 due to higher employee compensation expenses, expansion of our sales team and greater spending on marketing and promotional activities.

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

Income Taxation

We file income tax returns in multiple jurisdictions because we, our subsidiaries and our affiliated entities are tax residents of different jurisdictions.

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

PRC

In March 2007, the National People’s Congress enacted the EIT Law (as amended in February 2017), which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. In 2015, its preferential tax status was renewed by local tax authorities through 2017. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

The amount of income tax payable by our PRC subsidiaries and affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the EIT rate applicable to, each of the subsidiaries and affiliated entities, and our effective tax rate depends in part on the extent of each of our subsidiaries’ and affiliated entities’ relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and may recognize losses from foreign currency translation which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the EIT rate in our history.

Moreover, under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2016, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

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

Income Taxes

We account for income taxes using the liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount. We have adopted the Financial Accounting Standards Board’s Accounting Standard Update No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” prospectively and classified all deferred tax assets and liabilities as non-current items on our consolidated balance sheet as of December 31, 2016.

We had deferred tax assets, net of valuation allowance, of RMB10.3 million, RMB2.4 million and RMB0.8 million (US$0.1 million) as of December 31, 2014, 2015 and 2016, respectively. We had deferred tax liabilities of RMB12.6 million, RMB34/8 million and RMB57.2 million (US$8.2 million) as of December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2014, 2015 and 2016, we recognized aggregate valuation allowances of RMB0.5 million, RMB1.9 million and RMB2.4 million (US$0.4 million), respectively. As a result of our current expectations as to our ability to generate taxable income, we currently do not expect to provide significant further valuation allowances with respect to our net deferred tax assets. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 “Income Taxes — Overall — Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2014, 2015 and 2016, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

We recognized fees received from providing print recruitment advertising services as revenue when collectibility was reasonably assured, upon the publication of the advertisements and when other criteria in accordance with ASC 605 were met. Cash received in advance of services was recognized as advance from customers. We ceased all print advertising operations in 2015.

We recognize fees received from providing other human resource related services as revenue when (i) persuasive evidence of an agreement exists; (ii) services are rendered; (iii) the sales price and terms are fixed or determinable; and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB81.4 million in 2014, RMB85.9 million in 2015 and RMB86.1 million (US$12.4 million) in 2016 in connection with the grant of options to our employees, executives and directors.

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

See Note 2(n) to our consolidated financial statements included elsewhere in this annual report for further discussion of share-based compensation under ASC 718. The guidance provided in ASC 718 may be subject to further interpretation and refinement over time.

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

Long-Term Investments

Our long-term investments include cost method investments in privately-held companies and available-for-sale investments. For investees over which we do not have significant influence and a controlling interest, we account for these investments under the cost method. We review our cost method investments for other-than-temporary impairment by considering available quantitative and qualitative factors, such as current market conditions and the operating performance of the investees. No other-than-temporary impairment charge was incurred in the years ended December 31, 2014, 2015 and 2016. Available-for-sale investments are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

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

Impairment of Long-Lived Assets Other Than Goodwill

We assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2014, 2015 and 2016. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

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

We had no goodwill impairment for the years ended December 31, 2014, 2015 and 2016.

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

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB58.3 million, RMB70.6 million and RMB97.1 million (US$14.0 million) for the years ended December 31, 2014, 2015 and 2016, respectively. We cannot assure you if or when we will receive such government subsidies in the future.

Recent Accounting Pronouncements

See Note 2(y) to our consolidated financial statements included elsewhere in this annual report for discussion on recent accounting pronouncements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	1,248,101	68.1	1,356,442	66.0	1,547,143	66.2
Print advertising	14,247	0.7	5,328	0.3	—	—
Other human resource related revenues	634,945	34.7	740,119	36.0	825,552	35.3

Total revenues	1,897,293	103.5	2,101,889	102.3	2,372,695	101.5

Less: Business tax and surcharges	(64,840)	(3.5)	(46,669)	(2.3)	(34,361)	(1.5)

Net revenues	1,832,453	100.0	2,055,220	100.0	2,338,334	100.0

Cost of services(1)	(496,000)	(27.1)	(569,979)	(27.7)	(663,001)	(28.4)

Gross profit	1,336,453	72.9	1,485,241	72.3	1,675,333	71.6

Operating expenses(1):
Sales and marketing	(563,565)	(30.7)	(654,468)	(31.9)	(783,492)	(33.5)
General and administrative	(249,275)	(13.6)	(263,067)	(12.8)	(280,002)	(11.9)

Total operating expenses	(812,840)	(44.3)	(917,535)	(44.7)	(1,063,494)	(45.4)

Income from operations	523,613	28.6	567,706	27.6	611,839	26.2

Gain (Loss) from foreign currency translation	10,039	0.5	(55,857)	(2.7)	238	0.0
Interest and investment income, net	88,739	4.8	93,548	4.5	58,933	2.5
Convertible senior notes issuance costs	(47,522)	(2.6)	—	—	—	—
Change in fair value of convertible senior notes	(55,355)	(3.0)	67,168	3.3	(69,439)	(3.0)
Change in fair value of zero-strike call options	(24,874)	(1.3)	—	—	—	—
Other income, net	57,305	3.1	71,533	3.5	98,315	4.2

Income before income tax expense	551,945	30.1	744,098	36.2	699,886	29.9

Income tax expense	(113,035)	(6.1)	(126,301)	(6.1)	(134,699)	(5.7)

Net income	438,910	24.0	617,797	30.1	565,187	24.2

Net loss attributable to non-controlling interests	—	—	260	0.0	791	0.0

Net income attributable to 51job, Inc.	438,910	24.0	618,057	30.1	565,978	24.2

(1) Share-based compensation:
Included in cost of services	(12,997)	(0.7)	(13,770)	(0.7)	(14,080)	(0.6)
Included in operating expenses:
Sales and marketing	(11,173)	(0.6)	(11,837)	(0.6)	(12,104)	(0.5)
General and administrative	(57,210)	(3.1)	(60,338)	(2.9)	(59,886)	(2.6)

2016 Compared to 2015

Total Revenues. Our total revenues increased 12.9% to RMB2,372.7 million (US$341.7 million) in 2016 from RMB2,101.9 million in 2015. This increase was driven by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 14.1% to RMB1,547.1 million (US$222.8 million) in 2016 from RMB1,356.4 million in 2015. The growth was primarily due to an increase in the number of unique employers utilizing our online recruitment services as well as an increase in the average revenue per unique employer. We estimate that the number of unique employers increased 13.3% to 460,811 in 2016 from 406,880 in 2015 mainly due to successful new customer acquisition. Although the pricing of like-for-like services has been generally unchanged in recent years, our average revenue per unique employer grew 0.7% in 2016 as a result of the efforts of our sales force to increase spending with the purchase of multiple and/or higher value online services by existing customers, which was partially offset by new customer growth.

•                      Print Advertising. We had no print advertising revenues in 2016 compared with RMB5.3 million in 2015 as we had ceased all print advertising operations as of December 31, 2015.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 11.5% to RMB825.6 million (US$118.9 million) in 2016 from RMB740.1 million in 2015. This growth was primarily driven by increased usage of our business process outsourcing and seasonal campus recruitment services, which was partially offset by the impact of a government policy change from business tax to VAT during 2016 that increased taxation and reduced the amount of revenues we recognize from our other human resource related services.

Net Revenues. Our net revenues increased 13.8% to RMB2,338.3 million (US$336.8 million) in 2016 from RMB2,055.2 million in 2015. Effective May 1, 2016, we ceased paying business tax and all of our PRC subsidiaries and affiliated entities became subject to VAT. VAT is excluded in the recognition of revenues and recorded as taxes payable, while business tax is deducted from gross revenues to arrive at net revenues. The amount of business tax, incurred prior to the full adoption of VAT, and government surcharges totaled RMB34.4 million (US$4.9 million) in 2016 compared with business tax and surcharges of RMB46.7 million in 2015.

Cost of Services. Our cost of services increased 16.3% to RMB663.0 million (US$95.5 million) in 2016 from RMB570.0 million in 2015. This increase was mainly driven by higher employee compensation, headcount additions and greater subcontracting expenses in 2016. Our cost of services as a percentage of net revenues increased in 2016 mainly due to these higher expenses outpacing revenue growth, which was affected by the reduction in revenue recognition from the VAT policy change on other human resource related revenues. Our cost of services in 2016 also included an increase in share-based compensation expense to RMB14.1 million (US$2.0 million) compared with RMB13.8 million in 2015.

Gross Profit. As a result of the above factors, our gross profit increased 12.8% to RMB1,675.3 million (US$241.3 million) in 2016 from RMB1,485.2 million in 2015. Our gross profit margin, which is our gross profit as a percentage of net revenues, was 71.6% in 2016 compared with 72.3% in 2015.

Operating Expenses. Our total operating expenses increased 15.9% to RMB1,063.5 million (US$153.2 million) in 2016 from RMB917.5 million in 2015. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 19.7% to RMB783.5 million (US$112.8 million) in 2016 from RMB654.5 million in 2015. This increase was primarily due to higher employee salaries, commissions and bonuses, the net addition of approximately 430 salespeople and greater spending on brand advertising and new product marketing activities. Our advertising and promotion expenses increased 2.0% to RMB126.2 million (US$18.2 million) in 2016 from RMB123.7 million in 2015. Our sales and marketing expenses in 2016 included an increase in share-based compensation expense to RMB12.1 million (US$1.7 million) compared with RMB11.8 million in 2015.

•                      General and Administrative Expenses. Our general and administrative expenses increased 6.4% to RMB280.0 million (US$40.3 million) in 2016 from RMB263.1 million in 2015. This increase was mainly due to higher employee compensation and office expenses. Our general and administrative expenses in 2016 included an increase in share-based compensation expense to RMB59.9 million (US$8.6 million) compared with RMB60.3 million in 2015.

Income from Operations. As a result of the above factors, our income from operations increased 7.8% to RMB611.8 million (US$88.1 million) in 2016 from RMB567.7 million in 2015. Our operating margin, which is our income from operations as a percentage of net revenues, was 26.2% in 2016 compared with 27.6% in 2015.

Gain (Loss) from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB0.2 million (US$0.03 million) in 2016 compared with a loss of RMB55.9 million in 2015. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2016, we realized a gain of RMB79.6 million on our U.S. dollar cash deposits, which was largely offset by a loss of RMB79.4 million on our U.S. dollar-denominated convertible senior notes issued in 2014. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income decreased 37.0% to RMB58.9 million (US$8.5 million) in 2016 from RMB93.5 million in 2015. The decrease was primarily due to lower interest rates and less income earned on our interest bearing bank deposits as well as higher interest expense associated with our U.S. dollar-denominated convertible senior notes, which increased to RMB37.3 million (US$5.4 million) in 2016 from RMB35.0 million in 2015 due to the depreciation of the Renminbi against the U.S. dollar in 2016.

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB69.4 million (US$10.0 million) in 2016 compared with a gain of RMB67.2 million in 2015 associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Other Income, Net. Other income increased 37.4% to RMB98.3 million (US$14.2 million) in 2016 compared to RMB71.5 million in 2015 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB97.1 million (US$14.0 million) in 2016 compared with RMB70.6 million in 2015.

Income Tax Expense. Our income tax expense increased 6.6% to RMB134.7 million (US$19.4 million) in 2016 compared with RMB126.3 million in 2015. Our effective tax rate increased to 19.2% in 2016 compared with 17.0% in 2015 primarily due to an increase in non-tax deductible items, such as the change in the fair value of convertible senior notes, which comprised a material portion of the income before income tax expense.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income decreased 8.4% to RMB566.0 million (US$81.5 million) in 2016 from RMB618.1 million in 2015.

2015 Compared to 2014

Total Revenues. Our total revenues increased 10.8% to RMB2,101.9 million in 2015 from RMB1,897.3 million in 2014. This increase was primarily driven by growth in revenues from our online recruitment services and other human resource related services, which was partially offset by a decline in our print advertising revenues. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 8.7% to RMB1,356.4 million in 2015 from RMB1,248.1 million in 2014. The growth was driven by the combination of a greater number of unique employers utilizing our online recruitment services and the realization of higher average revenue per unique employer. We estimate that the number of unique employers increased 4.8% to 406,880 in 2015 from 388,158 in 2014 mainly due to new customer acquisitions by our direct sales force. Although the prices we charged for our online services were relatively unchanged in 2015, our average revenue per unique employer increased 3.7% in 2015, primarily due to improved up-selling efforts which resulted in the purchase of higher value and/or multiple services by customers.

•                      Print Advertising. Our print advertising revenues decreased 62.6% to RMB5.3 million in 2015 from RMB14.2 million in 2014. We estimate that the number of print advertising pages decreased 82.5% to 48 in 2015 from 275 in 2014.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 16.6% to RMB740.1 million in 2015 from RMB634.9 million in 2014. This growth was primarily due to greater customer acceptance and demand for our business process outsourcing and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 12.2% to RMB2,055.2 million in 2015 from RMB1,832.5 million in 2014. Our net revenues were less amounts paid as business tax and surcharges of RMB46.7 million in 2015 and RMB64.8 million in 2014.

Cost of Services. Our cost of services increased 14.9% to RMB570.0 million in 2015 from RMB496.0 million in 2014. This increase was primarily due to higher employee wages, staff additions and greater subcontracting expenses in 2015. Our cost of services as a percentage of net revenues increased in 2015 mainly due to these higher expenses outpacing revenue growth, which was impacted by softer demand for online recruitment services amid a slower economic growth environment in China. Our cost of services in 2015 also included an increase in share-based compensation expense to RMB13.8 million compared with RMB13.0 million in 2014.

Gross Profit. As a result of the above factors, our gross profit increased 11.1% to RMB1,485.2 million in 2015 from RMB1,336.5 million in 2014. Our gross profit margin was 72.3% in 2015 compared with 72.9% in 2014.

Operating Expenses. Our total operating expenses increased 12.9% to RMB917.5 million in 2015 from RMB812.8 million in 2014. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 16.1% to RMB654.5 million in 2015 from RMB563.6 million in 2014. This increase was principally driven by higher employee compensation expenses, the net addition of approximately 80 salespeople and greater spending on advertising and promotion activities. Our advertising and promotion expenses increased 15.5% to RMB123.7 million in 2015 from RMB107.1 million in 2014. Our sales and marketing expenses in 2015 included an increase in share-based compensation expense to RMB11.8 million compared with RMB11.2 million in 2014.

•                      General and Administrative Expenses. Our general and administrative expenses increased 5.5% to RMB263.1 million in 2015 from RMB249.3 million in 2014. This increase was primarily due to higher employee compensation and office expenses, which was partially offset by lower professional services fees. Our general and administrative expenses in 2015 included an increase in share-based compensation expense to RMB60.3 million compared with RMB57.2 million in 2014.

Income from Operations. As a result of the above factors, our income from operations increased 8.4% to RMB567.7 million in 2015 from RMB523.6 million in 2014. Our operating margin was 27.6% in 2015 compared with 28.6% in 2014.

Gain (Loss) from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB55.9 million in 2015 compared with a gain of RMB10.0 million in 2014. The loss was primarily due to a material depreciation of the Renminbi against the U.S. dollar in 2015. The depreciation increased the liability of our U.S. dollar-denominated convertible senior notes when translated into Renminbi, which was partially offset by higher value of our U.S. dollar balance when translated into Renminbi.

Interest and Investment Income, Net. Our interest and investment income increased 5.4% to RMB93.5 million in 2015 from RMB88.7 million in 2014 mainly due to higher average balances in our interest bearing bank deposits, which was partially offset by RMB35.0 million in interest expenses associated with the convertible senior notes in 2015 and a decline in interest rates in China.

Change in Fair Value of Convertible Senior Notes. We recorded a gain of RMB67.2 million in 2015 compared with a loss of RMB55.4 million in 2014 associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Other Income, Net. Other income increased 24.8% to RMB71.5 million in 2015 compared to RMB57.3 million in 2014 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB70.6 million in 2015 compared with RMB58.3 million in 2014.

Income Tax Expense. Our income tax expense increased 11.7% to RMB126.3 million in 2015 compared with RMB113.0 million in 2014. Our effective tax rate decreased to 17.0% in 2015 compared with 20.5% in 2014 primarily due to a decrease in non-tax deductible items.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income increased 40.8% to RMB618.1 million in 2015 from RMB438.9 million in 2014.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2014, 2015 and 2016 were increases of 2.0%, 1.4% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for February 2015, 2016 and 2017 were an increase of 1.4%, 2.3% and 0.8%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                Liquidity and Capital Resources

Liquidity

Our liquidity from 2014 to 2016 has been principally affected by net cash generated from operating activities, our purchases of investments, property and equipment, the repurchase of our ADSs and the issuance of our convertible senior notes.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	755,614	864,450	1,086,877	156,543
Net cash used in investing activities	(1,378,142)	(743,682)	(489,328)	(70,478)
Net cash provided by (used in) financing activities	631,220	(73,796)	160,493	23,116
Net increase in cash	8,553	51,256	795,722	114,608

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2016 was RMB1,086.9 million (US$156.5 million) compared with RMB864.5 million in 2015. The increase was principally driven by growth in our revenues and net income, as adjusted for an add-back of RMB255.1 million (US$36.7 million) in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible senior notes and deferred tax expense; an increase in other payables and accruals of RMB156.2 million (US$22.5 million), primarily due to an increase in receipts from our customers that will be remitted to third parties; an increase in advance from customers of RMB91.8 million (US$13.2 million), primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase; and an increase of taxes payable of RMB46.2 million (US$6.7 million). The increase in net cash provided by operating activities in 2016 was partially offset by an increase in prepayments and other current assets of RMB31.7 million (US$4.6 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Our net cash provided by operating activities in 2015 was RMB864.5 million compared with RMB755.6 million in 2014. The increase was principally driven by growth in our revenues and net income, as adjusted for an add-back of RMB154.1 million in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible senior notes and deferred tax expense; an increase in other payables and accruals of RMB81.3 million, primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB72.7 million, primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2015 was partially offset by an increase in prepayments and other current assets of RMB68.2 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB489.3 million (US$70.5 million) in 2016 compared with RMB743.7 million in 2015. The decrease was primarily due to fewer purchases of short-term investments, consisting of certificates of deposit with original maturities between three months and one year, and property and equipment, which was offset by RMB126.7 million (US$18.3 million) in the purchase of available-for-sale securities, which consisted of an investment in a company that provides online and offline accounting and finance training courses in China.

Our net cash used in investing activities was RMB743.7 million in 2015 compared with RMB1,378.1 million in 2014. The decrease was primarily due to fewer purchases of short-term investments, consisting of certificates of deposit with original maturities between three months and one year, which was offset by RMB22.8 million in long-term investments and RMB231.5 million in acquisitions, net of cash acquired, consisting principally of the Yingjiesheng.com transaction.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB160.5 million (US$23.1 million) in 2016, which consisted of proceeds from the exercise of stock options, compared with net cash used in financing activities of RMB73.8 million in 2015.

Our net cash used in financing activities was RMB73.8 million in 2015 compared with net cash provided by financing activities of RMB631.2 million in 2014. In 2015, we repurchased 898,950 ADSs in the open market for an aggregate consideration of RMB157.3 million, including transaction fees. As an offset, we also received RMB83.5 million in proceeds from the exercise of stock options in 2015.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2016, we had RMB6,080.8 million (US$875.8 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

As of December 31, 2016, we had RMB1,257.7 million (US$181.1 million) in debt, which consists of the outstanding principal amount of our convertible senior notes. In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019, but holders of the notes have the right to require us to repurchase the notes on April 15, 2017. The notes may be converted into our ADSs at the option of the holders if the conversion criteria are met. In connection with the notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options are intended to facilitate privately negotiated transactions by which investors in the notes are able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes.

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

Our capital expenditures totaled RMB39.9 million, RMB92.6 million and RMB47.3 million (US$6.8 million) in 2014, 2015 and 2016, respectively. These capital expenditures were primarily for the purchases of computers, office equipment, furnishings and software as well as the purchases of office space from time to time. In 2015, we paid RMB43.8 million for office space in Shanghai. As of December 31, 2016, our primary capital commitment was RMB4.5 million (US$0.6 million) in connection with capital expenditures of electronic equipment and furniture.

C.                Research and Development, Patents and Licenses, Etc.

We employ a staff of over 800 website designers and software developers to design and update our websites, mobile applications and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any year from 2014 to 2016. We intend to continue to upgrade our proprietary management systems, search engine methodology and information technology as we grow our business operations and keep up with evolving user needs and behavior. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                 Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Convertible senior notes with principal and interest	1,217,130	1,217,130	—	—	—
Operating lease obligations	86,324	41,852	34,450	10,022	—
Purchase obligations	6,826	6,826	—	—	—
Total	1,310,280	1,265,808	34,450	10,022	—

Our convertible senior notes is in the aggregate principal amount of US$172.5 million and will mature in April 2019, unless earlier repurchased or converted into our ADSs. As of December 31, 2016, the notes were reclassified as short-term debt to reflect the fact that holders of the notes may require us to repurchase the notes on April 15, 2017.

Our operating lease obligations consist largely of property lease and management agreements for office premises, with terms ranging from one to six years at the time of signing, and office equipment lease agreements. Our purchase obligations consist primarily of agreements to purchase advertising services from media companies and to purchase office furnishings.

Rental expenses incurred under operating leases were RMB46.1 million in 2014, RMB48.8 million in 2015 and RMB50.9 million (US$7.3 million) in 2016.

WFOE, our wholly owned PRC subsidiary, has entered into an exclusive purchase option agreement with the shareholders of Run An. Under this agreement, WFOE has an irrevocable option to purchase all or a portion of the shareholder’s equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interest in AdCo that is held by Qian Cheng. For a detailed description of the exclusive purchase option agreement and the call option agreement, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

See “Forward-Looking Statements.”

ITEM 6.                                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

The names of our directors and executive officers, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	50	Chairman of the board and independent director
Rick Yan	54	Director, chief executive officer, president and secretary
Li-Lan Cheng(1) (2)	52	Independent director
Eric He(1) (3)	57	Independent director
Kazumasa Watanabe	48	Non-executive director
Kathleen Chien	47	Chief operating officer and acting chief financial officer
David Weimin Jin	46	Senior vice president
Tao Wang	54	Vice president

(1)             Member of audit committee.

(2)             Member of compensation committee.

(3)             Member of nominating and corporate governance committee.

There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

David K. Chao is the chairman of the board of directors of our company. Mr. Chao is an independent director who has been a member of our board since 2000. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$3.0 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a publicly traded provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of Renren Inc., a social networking Internet platform in China listed on the New York Stock Exchange, and numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) from Brown University and his Master of Business Administration degree from Stanford University.

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

Li-Lan Cheng is a director of our company. Mr. Cheng has been an independent director of our company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company in China, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, he was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng received his Bachelors degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Eric He is a director of our company. Mr. He has been an independent director of our company since July 2014. Mr. He currently serves as the chief financial officer of YY Inc., a live streaming platform company in China listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He is also an independent director of MOL Global Inc., a leading e-payment enabler for online goods and services in emerging and developed markets listed on the NASDAQ Stock Market. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

Kazumasa Watanabe is a director of our company. Mr. Watanabe has been a director of our company since October 2012. Mr. Watanabe is a corporate executive officer of Recruit Holdings Co., Ltd. and is head of the global sales promotion business. Since joining Recruit in 1991, he has been primarily involved in the growth and expansion of Recruit’s HR company and the online recruiting business. Starting his career as a sales representative, Mr. Watanabe became head of product in 1999 and then an editor-in-chief. In 2004, he assumed the role of division officer and has since held many senior positions throughout Recruit’s HR company responsible for new product and business development. Since 2015, Mr. Watanabe has served as the chairman of Hotspring Ventures Limited, which operates an online beauty reservation service in Europe, and Quadoo GmbH, which operates an online restaurant reservation service in Europe. Mr. Watanabe received his Bachelor degree in Commerce from Nagoya University in 1991.

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

B.                Compensation

Compensation of Directors and Executive Officers

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2016, the aggregate cash compensation to our non-executive directors as a group was approximately US$74,000.

For the year ended December 31, 2016, the aggregate cash compensation to our executive officers as a group was approximately RMB12.5 million (US$1.8 million). We granted options to acquire an aggregate of 372,000 common shares to our executive officers in 2016. See “— Stock-Based Compensation Plans” below.

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

Under our 2009 Option Plan, we are authorized to issue up to 5,000,000 common shares. In October 2011, our board of directors proposed an increase in the number of authorized shares reserved to 10,000,000 common shares, which was approved by our shareholders in December 2011. Our 2009 Option Plan has a term of ten years but may be terminated earlier by our board of directors. Our 2009 Option Plan was replaced by our 2015 Plan, and upon the adoption of our 2015 Plan, we ceased issuances from the 2009 Option Plan.

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

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2014
Rick Yan	100,032	30.69	May 20, 2014	May 19, 2020
Kathleen Chien	100,032	30.69	May 20, 2014	May 19, 2020
David Weimin Jin	79,200	30.69	May 20, 2014	May 19, 2020
Eric He	60,000	32.98	July 1, 2014	June 30, 2020
Tao Wang	60,000	30.69	May 20, 2014	May 19, 2020
Other employees and individuals	904,800	30.69	May 20, 2014	May 19, 2020
	1,304,064

Granted in 2015
David K. Chao	150,000	34.48	November 12, 2015	November 11, 2021
Rick Yan	144,000	31.04	May 29, 2015	May 28, 2021
Kathleen Chien	144,000	31.04	May 29, 2015	May 28, 2021
David Weimin Jin	72,000	31.04	May 29, 2015	May 28, 2021
Tao Wang	64,800	31.04	May 29, 2015	May 28, 2021
Other employees and individuals	841,200	31.04	May 29, 2015	May 28, 2021
Other employees and individuals	26,400	30.97	October 16, 2015	October 15, 2021
	1,442,400

Granted in 2016
Rick Yan	144,000	34.28	September 28, 2016	September 27, 2022
Kathleen Chien	144,000	34.28	September 28, 2016	September 27, 2022
Tao Wang	48,000	34.28	September 28, 2016	September 27, 2022
David Weimin Jin	36,000	34.28	September 28, 2016	September 27, 2022
Other employees and individuals	750,600	34.28	September 28, 2016	September 27, 2022
Other employees and individuals	34,800	33.80	December 30, 2016	December 29, 2022
	1,157,400

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

•                      reviewing and administering our stock-based compensation plans in accordance with the terms thereof;

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

D.     Employees

We had 6,123 employees 6,567 employees and 7,373 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2016.

Sales and account management	3,868
Customer service and production	1,864
Technology and online operations	871
Search and training consultants	182
Marketing and merchandising	132
General and administrative	456
Total	7,373	*

*                     Includes 643 temporary, part-time and contract employees.

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

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2017, unless otherwise stated:

•                      by each of our directors and executive officers; and

•                      each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 60,107,784 common shares outstanding as of February 28, 2017 and the number of common shares underlying options that have vested or will vest within 60 days after February 28, 2017. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%

Directors and executive officers:
Rick Yan	12,965,499	21.4
Kathleen Chien	1,851,178	3.1
David K. Chao(1)	*	*
David Weimin Jin	*	*
Tao Wang	*	*
Kazumasa Watanabe(2)	*	*
Li-Lan Cheng	*	*
Eric He	*	*
All directors and executive officers as a group	15,777,677	25.6

Principal shareholders:
Recruit Holdings Co., Ltd.(2)	23,385,231	38.9
Rick Yan	12,965,499	21.4
Harding Loevner LP(3)	3,707,760	6.2

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

To our knowledge, as of February 28, 2017, 25,466,735 common shares were held by six record holders with addresses in the United States, representing approximately 45% of our common shares outstanding. Of this total, 24,030,875 common shares (excluding 2,762,496 common shares that we have reserved for issuance upon exercise of our outstanding options) were held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2014, 2015 and 2016. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007 and valid to September 11, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2014, 2015 and 2016. The technical and consulting service agreement may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2016, there were outstanding options to purchase an aggregate of 5,794,831 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Related Party Transactions with Recruit

We have entered into royalty agreements with Recruit Management Solutions Co., Ltd., or RMS, and Recruit Career Co., Ltd., or RCC, which are wholly owned subsidiaries of Recruit, for the use of training and online assessment materials. The royalty fees charged by RMS were RMB0.1 million, RMB0.1 million and RMB0.2 million (US$0.02 million) during the years ended December 31, 2014, 2015 and 2016, respectively. The royalty fees charged by RCC were RMB0.3 million, RMB0.2 million and RMB0.06 million (US$8,600) during the years ended December 31, 2014, 2015 and 2016, respectively.

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

	Trading price
	High	Low
	US$	US$
Annual highs and lows
2012	31.98	17.00
2013	40.00	23.64
2014	43.00	29.24
2015	38.12	22.32
2016	35.87	25.33

Quarterly highs and lows
First quarter 2015	38.12	30.80
Second quarter 2015	37.77	29.80
Third quarter 2015	35.61	22.32
Fourth quarter 2015	35.49	27.00
First quarter 2016	33.49	25.33
Second quarter 2016	32.78	27.56
Third quarter 2016	35.26	28.02
Fourth quarter 2016	35.87	31.58

Monthly highs and lows
September 2016	35.19	32.28
October 2016	34.08	31.58
November 2016	35.87	32.00
December 2016	35.81	32.08
January 2017	36.69	33.18
February 2017	37.93	34.01
March 2017 (through March 24)	37.69	31.25

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether: (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although the Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in the Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of other offshore enterprises as well. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to us, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered a PRC resident enterprise under the EIT Law, we may be subject to the uniform 25% EIT rate as to our global income.

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

•                      U.S. expatriates;

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

•                      persons who acquired common shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•                      persons whose “functional currency” is not the U.S. dollar.

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

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2016, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a material risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2016 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

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

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

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

ITEM 11.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2016, we had cash, restricted cash and short-term investments totaling RMB6,080.8 million (US$875.8 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of certificates of deposit with original maturities between three months and one year.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB9.6 million (US$1.4 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2016.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2016, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenue-generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar decreased 2.5% in 2014, 4.4% in 2015 and 7.2% in 2016. Due to the U.S. dollar cash deposits we hold and our U.S. dollar-denominated convertible senior notes issued in 2014, we are exposed to foreign currency risks, and we recognized a gain from foreign currency translation of RMB10.0 million in 2014, a loss of RMB55.9 million in 2015 and a gain of RMB0.2 million (US$0.03 million) in 2016. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a material portion of our assets and liabilities are denominated in U.S. dollars, future revaluations of the Renminbi could result in charges to our consolidated statements of operations and comprehensive income and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollars as of December 31, 2016, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB134.2 million (US$19.3 million) in our cash, restricted cash and short-term investments. Based on the amount of convertible senior notes denominated in U.S. dollars as of December 31, 2016, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB119.8 million (US$17.3 million) in our convertible senior notes.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — The fluctuation of the Renminbi may materially and adversely affect your investment.”

ITEM 12.                             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                Debt Securities

Not applicable.

B.                Warrants and Rights

Not applicable.

C.                Other Securities

Not applicable.

D.                American Depositary Shares

Fees Paid by Our ADS Holders

ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

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

•                      a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•                      a fee of US$0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and is payable in the manner described in the next succeeding provision);

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

Fees and Payments from the Depositary to Us

In 2016, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$286,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16B.                    CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have posted our code of business conduct and ethics at ir.51job.com.

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

	2015	2016	2016
	RMB	RMB	US$
	(in thousands)

Audit fees	4,669	4,840	697
Audit-related fees	223	—	—

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

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2014, we purchased 799,293 ADSs through open-market transactions for an aggregate consideration of approximately US$25 million, including transaction fees. In 2015, we purchased 898,950 ADSs through open-market transactions for an aggregate consideration of approximately US$24 million, including transaction fees. We did not make any repurchase of ADSs in 2016.

In addition to the share repurchase program, we may from time to time make repurchases of our other securities, including our convertible senior notes due 2019, in open-market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors. The amounts involved may be material. We did not make any repurchase of our convertible senior notes in 2016.

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

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Jun He Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 31, 2017

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 51job, Inc. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 31, 2017

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

		2014	2015	2016	2016
	Note	RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
Revenues:
Online recruitment services		1,248,101	1,356,442	1,547,143	222,835
Print advertising		14,247	5,328	—	—
Other human resource related revenues		634,945	740,119	825,552	118,904
Total revenues		1,897,293	2,101,889	2,372,695	341,739
Less: Business tax and surcharges	2(k)	(64,840)	(46,669)	(34,361)	(4,949)
Net revenues		1,832,453	2,055,220	2,338,334	336,790
Cost of services(1)	2(l)	(496,000)	(569,979)	(663,001)	(95,492)
Gross profit		1,336,453	1,485,241	1,675,333	241,298
Operating expenses(1):
Sales and marketing	2(m)	(563,565)	(654,468)	(783,492)	(112,846)
General and administrative		(249,275)	(263,067)	(280,002)	(40,329)
Total operating expenses		(812,840)	(917,535)	(1,063,494)	(153,175)
Income from operations		523,613	567,706	611,839	88,123
Gain (Loss) from foreign currency translation		10,039	(55,857)	238	34
Interest and investment income, net		88,739	93,548	58,933	8,488
Convertible senior notes issuance costs	13	(47,522)	—	—	—
Change in fair value of convertible senior notes	13	(55,355)	67,168	(69,439)	(10,001)
Change in fair value of zero-strike call options	13	(24,874)	—	—	—
Other income, net	2(x)	57,305	71,533	98,315	14,160
Income before income tax expense		551,945	744,098	699,886	100,804
Income tax expense	10	(113,035)	(126,301)	(134,699)	(19,401)
Net income		438,910	617,797	565,187	81,403
Net loss attributable to non-controlling interests		—	260	791	114
Net income attributable to 51job, Inc.		438,910	618,057	565,978	81,517

Net income		438,910	617,797	565,187	81,403
Other comprehensive income:
Foreign currency translation adjustments		(9)	890	984	142
Unrealized gain on available-for-sale securities, net of tax effect of nil, nil and RMB9,625 in 2014, 2015 and 2016, respectively	16	—	—	28,876	4,159
Total comprehensive income		438,901	618,687	595,047	85,704
Comprehensive loss attributable to non-controlling interests		—	260	791	114
Comprehensive income attributable to 51job, Inc.		438,901	618,947	595,838	85,818

Earnings per share:	15
— Basic		7.51	10.71	9.74	1.40
— Diluted		7.35	10.41	9.68	1.39
Weighted average number of common shares outstanding:
— Basic		58,475,397	57,714,850	58,132,976	58,132,976
— Diluted		59,691,993	62,498,651	58,474,068	58,474,068

(1) Share-based compensation:
Included in cost of services	(12,997)	(13,770)	(14,080)	(2,028)
Included in operating expenses
— Sales and marketing	(11,173)	(11,837)	(12,104)	(1,744)
— General and administrative	(57,210)	(60,338)	(59,886)	(8,625)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

		2015	2016	2016
	Note	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	1,125,352	1,921,074	276,692
Restricted cash	2(d)	13,059	389	56
Short-term investments	2(f)	3,825,547	4,159,318	599,066
Accounts receivable (net of allowance for doubtful accounts of RMB3,290 and RMB6,144 as of December 31, 2015 and 2016, respectively)	4	97,880	111,246	16,023
Prepayments and other current assets	5	496,715	527,558	75,984
Deferred tax assets, current	10	1,745	—	—
Total current assets		5,560,298	6,719,585	967,821
Non-current assets:
Long-term investments	2(f)	22,800	189,017	27,224
Property and equipment, net	6	559,404	526,541	75,838
Goodwill	7	217,394	217,394	31,311
Intangible assets, net	8	56,105	73,620	10,603
Other long-term assets		5,578	8,988	1,295
Deferred tax assets, non-current	10	683	765	111
Total non-current assets		861,964	1,016,325	146,382
Total assets		6,422,262	7,735,910	1,114,203
LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB270 and RMB327 as of December 31, 2015 and 2016, respectively):

	2(b)
Accounts payable		24,096	32,516	4,683
Salary and employee related accrual		84,185	103,559	14,916
Taxes payable		114,162	155,786	22,438
Advance from customers		563,621	655,416	94,400
Convertible senior notes, current	13	—	1,257,709	181,148
Other payables and accruals	9	349,974	498,036	71,732
Total current liabilities		1,136,038	2,703,022	389,317

Non-current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of nil and RMB9,625 as of December 31, 2015 and 2016, respectively):

Deferred tax liabilities, non-current	10	34,785	57,166	8,234
Convertible senior notes, non-current	13	1,108,877	—	—
Other long-term payables		8,450	—	—
Total non-current liabilities		1,152,112	57,166	8,234
Total liabilities		2,288,150	2,760,188	397,551
Commitments and contingencies	17	—	—	—
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 58,944,631 and 60,062,385 shares issued and outstanding as of December 31, 2015 and 2016, respectively)		48	49	7
Additional paid-in capital		1,052,788	1,299,350	187,145
Statutory reserves	2(q)	13,232	13,360	1,924
Accumulated other comprehensive income		2,422	32,282	4,650
Retained earnings		3,056,552	3,622,402	521,734
Total 51job, Inc. shareholders’ equity		4,125,042	4,967,443	715,460
Non-controlling interests		9,070	8,279	1,192
Total equity		4,134,112	4,975,722	716,652
Total liabilities and equity		6,422,262	7,735,910	1,114,203

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Common shares		Additional		Accumulated other		Total 51job, Inc.
	Number of shares	Par value	paid-in capital	Statutory reserves	comprehensive income	Retained earnings	shareholders’ equity	Non-controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)

Balance as of December 31, 2013	59,144,055	48	1,316,713	8,456	1,541	2,004,361	3,331,119	—	3,331,119

Exercise of share options	736,010	0	64,549	—	—	—	64,549	—	64,549
Share-based compensation	—	—	81,380	—	—	—	81,380	—	81,380
Repurchase and retirement of common shares	(875,293)	(0)	(153,684)	—	—	—	(153,684)	—	(153,684)
Zero-strike call options in connection with issuance of convertible senior notes	—	—	(268,319)	—	—	—	(268,319)	—	(268,319)
Appropriation of statutory reserves	—	—	—	2,329	—	(2,329)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(9)	—	(9)	—	(9)
Net income	—	—	—	—	—	438,910	438,910	—	438,910

Balance as of December 31, 2014	59,004,772	48	1,040,639	10,785	1,532	2,440,942	3,493,946	—	3,493,946

Exercise of share options	838,809	0	83,476	—	—	—	83,476	—	83,476
Share-based compensation	—	—	85,945	—	—	—	85,945	—	85,945
Repurchase and retirement of common shares	(898,950)	(0)	(157,272)	—	—	—	(157,272)	—	(157,272)
Appropriation of statutory reserves	—	—	—	2,447	—	(2,447)	—	—	—
Foreign currency translation adjustments	—	—	—	—	890	—	890	—	890
Net income (loss)	—	—	—	—	—	618,057	618,057	(260)	617,797
Acquisition of a subsidiary	—	—	—	—	—	—	—	9,330	9,330

Balance as of December 31, 2015	58,944,631	48	1,052,788	13,232	2,422	3,056,552	4,125,042	9,070	4,134,112

Exercise of share options	1,117,754	1	160,492	—	—	—	160,493	—	160,493
Share-based compensation	—	—	86,070	—	—	—	86,070	—	86,070
Appropriation of statutory reserves	—	—	—	128	—	(128)	—	—	—
Foreign currency translation adjustments	—	—	—	—	984	—	984	—	984
Unrealized gain on available-for-sale securities, net of tax effect of RMB9,625	—	—	—	—	28,876	—	28,876	—	28,876
Net income (loss)	—	—	—	—	—	565,978	565,978	(791)	565,187

Balance as of December 31, 2016	60,062,385	49	1,299,350	13,360	32,282	3,622,402	4,967,443	8,279	4,975,722

Balance as of December 31, 2016 (US$ Note 2(c))	60,062,385	7	187,145	1,924	4,650	521,734	715,460	1,192	716,652

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	2014	2015	2016	2016
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	438,910	617,797	565,187	81,403

Adjustments for:
Share-based compensation	81,380	85,945	86,070	12,397
Depreciation	45,660	49,781	53,754	7,742
Amortization of intangible assets	2,567	6,167	9,022	1,299
Allowance for doubtful accounts	1,128	5,515	7,548	1,087
Loss due to disposal of fixed assets	359	109	122	18
(Gain) Loss from foreign currency translation	(5,810)	55,617	14,749	2,124
Convertible senior notes issuance costs	47,522	—	—	—
Change in fair value of convertible senior notes	55,355	(67,168)	69,439	10,001
Change in fair value of zero-strike call options	24,874	—	—	—
Deferred tax expense	6,667	18,129	14,419	2,077

Changes in operating assets and liabilities:
Increase in accounts receivable	(13,666)	(25,030)	(20,071)	(2,891)
Increase in prepayments and other current assets	(82,695)	(68,165)	(31,686)	(4,564)
(Decrease) Increase in accounts payable	(522)	750	7,474	1,077
Increase in salary and employee related accrual	9,304	14,805	19,374	2,791
Increase in taxes payable	22,355	14,897	46,200	6,654
Increase in advance from customers	77,189	72,716	91,795	13,221
Increase in other payables and accruals	47,292	81,254	156,156	22,492
(Increase) Decrease in other long-term assets	(2,255)	1,331	(2,675)	(385)

Net cash provided by operating activities	755,614	864,450	1,086,877	156,543

Cash flows from investing activities:
Purchase of short-term investments	(1,338,244)	(396,789)	(305,823)	(44,048)
Cash paid for long-term investments	—	(22,800)	(1,000)	(144)
Cash paid for acquisitions, net of cash acquired	—	(231,531)	(8,450)	(1,217)
Cash paid for available-for-sale securities	—	—	(126,716)	(18,251)
Purchase of property and equipment	(33,287)	(86,434)	(20,328)	(2,927)
Purchase of intangible assets	(6,611)	(6,128)	(26,276)	(3,785)
Purchase of other long-term assets	—	—	(735)	(106)

Net cash used in investing activities	(1,378,142)	(743,682)	(489,328)	(70,478)

Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	1,027,955	—	—	—
Payment for zero-strike call options	(307,600)	—	—	—
Repurchase and retirement of common shares	(153,684)	(157,272)	—	—
Proceeds from the exercise of share options	64,549	83,476	160,493	23,116

Net cash provided by (used in) financing activities	631,220	(73,796)	160,493	23,116

Effect of foreign exchange rate changes on cash	(139)	4,284	37,680	5,427

Net increase in cash	8,553	51,256	795,722	114,608
Cash, beginning of year	1,065,543	1,074,096	1,125,352	162,084

Cash, end of year	1,074,096	1,125,352	1,921,074	276,692

Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	102,722	113,066	107,239	15,446
Cash paid for interest, net of amounts capitalized	17,931	34,445	36,773	5,296

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(745)	(1,459)	(2,405)	(346)
Unpaid cash consideration for business combinations	—	(16,900)	(8,450)	(1,217)

Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	37,660	13,059	389	56

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

•                      Shanghai Wang Ju Advertising Co., Ltd., incorporated in the PRC in June 2007, which is wholly owned by 51net; and

•                      Wuhan Wang Cai Information Technology Co., Ltd., incorporated in the PRC in December 2009, which is wholly owned by Wang Jin.

Tech JV’s principal subsidiaries include the following:

•                      Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;

•                      Shanghai Wang Cai Advertising Co., Ltd., incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo;

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

The Group’s VIEs include the following:

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

As of December 31, 2016 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any direct equity ownership in the VIEs, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIEs.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by David Weimin Jin and Tao Wang, both of whom are executive officers of the Company. As of December 31, 2016, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB925.

Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2016, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB6,682.

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

The Group has entered into various agreements as related to its VIEs. The key provisions of the agreements with the Company or its subsidiaries and the VIEs or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2014, 2015 and 2016. The technical and consulting service agreements with WFOE are valid to September 11, 2017 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Management monitors the regulatory risk associated with these contractual arrangements. The Company’s PRC legal counsel has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects. Based on such advice and management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company’s ability to enforce these contractual arrangements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 18 for further discussion.

Summary financial information of the Group’s VIEs included in the consolidated financial statements is as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Total assets	8,468	195,289
Total liabilities	270	9,952

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Total revenues	2,913	592	—
Net income (loss)	2,344	(1,167)	(2,300)

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	132	(568)	1,257
Net cash used in investing activities	—	—	(126,716)
Net cash provided by financing activities	—	—	126,745

Net increase (decrease) in cash	132	(568)	1,286
Cash, beginning of year	6,677	6,809	6,241

Cash, end of year	6,809	6,241	7,527

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.9430 on December 30, 2016, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2016, or at any other rate.

(d)             Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2015 and 2016 are amounts denominated in United States dollars totaling US$22,405 and US$193,254, respectively (equivalent to approximately RMB145,489 and RMB1,340,603, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2015 and December 30, 2016, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)                Investments

The Group’s short-term investments consist of certificates of deposit with original maturities between three months and one year.

The Group’s long-term investments consist of cost method and available-for-sale investments.

Cost Method Investments

For investees over which the Group does not have significant influence and a controlling interest, the Group accounts for these investments under the cost method. The Group reviews its cost method investments for other-than-temporary impairment by considering available quantitative and qualitative factors, such as current market conditions and the operating performance of the investees. No other-than-temporary impairment charge was incurred in the years ended December 31, 2014, 2015 and 2016.

The Group’s cost method long-term investments consist of a number of small, non-controlling equity investments in companies that provide services related to the Group’s operations or the overall human resources industry. In the year ended December 31, 2015, the Group made long-term investments including RMB18,000 for a 3% equity interest in a credit management company, RMB1,000 for a 10% equity interest in a human resources management consulting company and a total of RMB3,800 for a 5% equity interest in each of 38 companies that provide business process outsourcing services in China. In the year ended December 31, 2016, the Group made cost method long-term investments totaling RMB1,000 for a 5% equity interest in each of 10 companies that provide business process outsourcing services in China.

Available-for-Sale Investments

Available-for-sale investments are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

In September 2016, the Group completed an investment of RMB126,716 for a 15% equity interest in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”), a provider of online and offline accounting and finance training courses in China. The Group’s shares in Golden Finance have liquidation preference, and the Group has a right to demand redemption of its investment. Accordingly, due to the redemption option available to the Group, the Golden Finance investment was determined to be a debt, which was classified as available-for-sale security measured at fair value. Unrealized gain net of tax of RMB28,876 associated with the Golden Finance investment was included in other comprehensive income in the year ended December 31, 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31. No impairment of goodwill was recognized in the years ended December 31, 2014, 2015 and 2016.

Intangible Assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, acquired technology and licenses, which are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years. Separately identifiable intangible assets arising from acquisitions consist of trade names and customer relationships, which are amortized on a straight-line basis over their estimated useful lives of 5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized in the years ended December 31, 2014, 2015 and 2016.

(j)                Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2014, 2015 and 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Other Human Resource Related Revenues

The Group also provides other value-added human resource services, such as business process outsourcing, training, campus recruitment, executive search and other services. Revenue is recognized when (i) persuasive evidence of an agreement exists; (ii) services are rendered; (iii) the sales price and terms are fixed or determinable; and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

Value-Added Tax, Business Tax and Surcharges

Effective January 1, 2012, the PRC State Council instituted a business tax to value-added tax (“VAT”) transformational pilot program in Shanghai. Under this program, industries subject to business tax were transitioned to VAT payers. As of May 1, 2016, the VAT program was expanded to cover all industries in the PRC, and the VAT chain for all industries was completed.

Generally, the main businesses of the Group’s PRC subsidiaries and VIEs are subject to VAT rates of 5% or 6%, and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the PRC subsidiaries and VIEs on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as taxes payable until it is paid to the tax authorities.

The Group’s PRC subsidiaries and VIEs are also subject to certain government surcharges on the VAT payable in the PRC. In the consolidated statements of operations and comprehensive income, these surcharges are included under the account of “business tax and surcharges,” which is deducted from gross revenues to arrive at net revenues.

(l)                Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s recruitment advertising and other human resource services.

(m)          Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB107,119, RMB123,745 and RMB126,205 for the years ended December 31, 2014, 2015 and 2016, respectively.

(n)             Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB71.93, RMB68.90 and RMB66.87 for the years ended December 31, 2014, 2015 and 2016, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

For the years ended December 31, 2014, 2015 and 2016, the fair value of options granted was estimated with the following assumptions:

	2014	2015	2016
Risk-free interest rate	1.15%-1.28%	1.14%-1.49%	1.00%-1.70%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	47%	38%-42%	33%-34%
Weighted average fair value per common share on date of option grant	US$30.80	US$31.40	US$34.27

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

(p)             Taxation

The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years in which the differences are expected to reverse. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes — Overall — Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2014, 2015 and 2016, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

(q)             Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Group’s subsidiaries and VIEs incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2014, 2015 and 2016. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2014, 2015 and 2016. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2014, 2015 and 2016. During the years ended December 31, 2014, 2015 and 2016, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB2,329, RMB2,447 and RMB128, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

In addition, the Group’s subsidiaries and VIEs incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2014, 2015 and 2016.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(r)               Dividend

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Group’s PRC subsidiaries and VIEs can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(q). In addition, the net assets of the Group’s subsidiaries and VIEs associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Group’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the paid-in capital and statutory reserves were approximately RMB521,951 and RMB522,078, or 12.7% and 10.5% of total consolidated net assets as of December 31, 2015 and 2016, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, available-for-sale investments, receivables, payables, convertible senior notes and zero-strike call options.

As of December 31, 2015 and 2016, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments, which consist of certificates of deposits, are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates.

The Group reports available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the available-for-sale investments is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value, the Group utilizes an income approach of a discounted cash flow model, which includes unobservable inputs such as future cash flows, growth rates and discount rates. These assumptions are inherently uncertain and subjective, and changes in any unobservable inputs may have a significant impact on the fair value. See Note 16 for the change in fair value of available-for-sale investments.

In accordance with ASC 820, the Company measures the convertible senior notes at fair value on a recurring basis. The Company reports the convertible senior notes at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the convertible senior notes is measured using Level 1 inputs within the fair value hierarchy as they are based on quoted market prices that are currently available on a dealer market. See Note 13.

Fair value of the zero-strike call options is measured using Level 2 inputs within the fair value hierarchy as they are based on market prices of the Company’s publicly traded ADSs underlying the options. A change in fair value of the zero-strike call options was recognized in the year ended December 31, 2014 and reflected the difference in the closing stock price of the Company’s ADSs as quoted on the NASDAQ Global Select Market between when the zero-strike call options were initially entered into in April 2014 and their inclusion in equity in June 2014. See Note 13.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(w)           Comprehensive Income

The Company has adopted ASC 220 “Comprehensive Income.” Other comprehensive income/loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income mainly consists of cumulative foreign currency translation adjustments and unrealized gains on available-for-sale securities.

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

The Group recognized government subsidies of RMB58,345, RMB70,625 and RMB97,092 which was included in other income for the years ended December 31, 2014, 2015 and 2016, respectively.

(y)              Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The Company expects to adopt the standard starting January 1, 2018. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. While the Company continues to assess all potential impact of the standard, based upon the initial assessment, the Company currently does not expect significant impact to its revenue recognition as a result of adopting the standard.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments” (“ASU 2015-16”). Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation or amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined rather than retrospectively. The ASU has become effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2016. Early adoption is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within those annual periods. The Company has adopted ASU 2015-16 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (“ASU 2015-17”). This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this ASU require that deferred tax liabilities and assets to be classified as non-current in a classified statement of financial position. The ASU will be effective for annual and interim periods beginning after December 15, 2016. The Company has prospectively adopted ASU 2015-17 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

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

In March 2016, the FASB issued ASU No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) accruals of compensation costs based on the forfeitures; and (d) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company has adopted ASU 2016-09 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. The Company is in the process of evaluating the impact of ASU 2016-15 on its consolidated statement of cash flows.

In October 2016, the FASB issued ASU No. 2016-17, “Consolidation (Topic 810): Interests held through Related Parties that are under Common Control” (“ASU 2016-17”), which alters how a decision maker considers indirect interests in a VIE held through an entity under common control and simplifies that analysis to require consideration of only an entity’s proportionate indirect interest in a VIE held through a common control party. The ASU is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Group is in the process of evaluating the impact of ASU 2016-17 on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”), which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Company is in the process of evaluating the impact of ASU 2016-18 on its consolidated statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2017-01 on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifies Goodwill Impairment Test” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of the second step of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2017-04 on its consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.                  ACQUISITIONS

Yingjiesheng.com

In April 2015, to expand its online operations, the Company acquired 100% of the equity interests in Shanghai Yishu Information Technology Co., Ltd. and Shanghai Pinyi Information Technology Co., Ltd. These two companies wholly own and operate Yingjiesheng.com (“YJS”), an established online recruitment website which focuses on college graduates and students in China. The total purchase price for the transaction was RMB250,000 and was funded from the Company’s existing cash resources. As of December 31, 2016, the total unpaid consideration amounted to RMB8,450, which will be paid in 2017. Beginning April 3, 2015, the date of acquisition, YJS has been fully consolidated into the Group’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

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

Based on the Company’s assessment, the revenues and net earnings of YJS and Zhiding Youyuan were not considered material to the Group. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

4.                  ACCOUNTS RECEIVABLE

	2015	2016
	RMB	RMB
Accounts receivable	101,170	117,390
Less: Allowance for doubtful accounts	(3,290)	(6,144)

	97,880	111,246

The movement of allowance for doubtful accounts is analyzed as follows:

	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of period	3,347	1,103	3,290
Additions	1,804	3,792	6,705
Write-offs	(4,048)	(1,605)	(3,851)

Balance at end of period	1,103	3,290	6,144

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

5.                  PREPAYMENTS AND OTHER CURRENT ASSETS

	2015	2016
	RMB	RMB
Rental and other deposits	1,411	677
Prepayments for rental and others	14,455	19,725
Employee advances	4,059	4,082
Payments made on behalf of customers	421,415	462,841
Prepaid insurance premium	1,093	958
Interest income receivable	52,725	37,344
Others	1,557	1,931

Total	496,715	527,558

Payments made on behalf of customers are associated with the operations of the Company’s business process outsourcing services. The Company has remitted funds in advance on behalf of its customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be reimbursed to the Company in the near term. The Company provides an allowance for payments made on behalf of customers when facts and circumstances indicate that the receivable is unlikely to be collected. The movement of allowance for payments made on behalf of customers is analyzed as follows:

	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of period	3,632	958	856
Additions	—	1,723	843
Reversals	(676)	—	—
Write-offs	(1,998)	(1,825)	(1,240)

Balance at end of period	958	856	459

6.                  PROPERTY AND EQUIPMENT

	2015	2016
	RMB	RMB
Land and building	575,443	575,443
Leasehold improvements	29,999	30,841
Electronic equipment	132,990	137,236
Furniture and fixtures	11,900	11,837
Motor vehicles	6,910	6,910
Other assets	43,360	48,583
Less: Accumulated depreciation	(241,198)	(284,309)

Net book value	559,404	526,541

Depreciation expense was RMB45,660, RMB49,781 and RMB53,754 for the years ended December 31, 2014, 2015 and 2016, respectively. Loss due to disposal of fixed assets was RMB359, RMB109 and RMB122 for the years ended December 31, 2014, 2015 and 2016, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

7.                  GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 are as follows:

	2015	2016
	RMB	RMB
Balance at beginning of period	—	217,394
Additions	217,394	—

Balance at end of period	217,394	217,394

8.                  INTANGIBLE ASSETS

	2015	2016
	RMB	RMB
Computer software	30,553	30,521
Acquired technology	—	24,272
Trade names	35,600	35,600
Customer relationships	12,270	12,270
Acquired training licenses	6,623	3,101
Less: Accumulated amortization	(28,941)	(32,144)

Net book value	56,105	73,620

Acquired technology consists of software and technology assets of a mobile application for business card digitalization and contact management that enhances the Company’s online services to its users. The purchase price was RMB25,000, including related taxes, in the year ended December 31, 2016.

Amortization expense was RMB2,567, RMB6,167 and RMB9,022 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company will record estimated amortization expenses of RMB10,010, RMB9,658, RMB8,380, RMB5,779 and RMB4,706 for the years ending December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

9.                  OTHER PAYABLES AND ACCRUALS

	2015	2016
	RMB	RMB
Receipts from customers	314,381	469,471
Professional service fees	2,716	2,271
Office expenses	6,828	5,240
Payables to employees related to net proceeds from share options exercised	8,358	264
Accrued interest expense related to convertible senior notes	7,685	8,210
Payable for acquisition	8,450	8,450
Others	1,556	4,130

Total	349,974	498,036

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2016, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB3,821,585 and RMB4,355,109, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB382,159 and RMB435,511 as of December 31, 2015 and 2016, respectively.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2014, 2015 and 2016 were taxed within the following jurisdictions:

	2014	2015	2016
	RMB	RMB	RMB
PRC entities	745,639	823,007	875,175
Non-PRC entities	(193,694)	(78,909)	(175,289)

Total	551,945	744,098	699,886

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	RMB	RMB	RMB
Current income tax expense
PRC entities	106,368	108,172	120,280
Non-PRC entities	—	—	—

Total	106,368	108,172	120,280

Deferred income tax expense
PRC entities	6,667	18,129	14,419
Non-PRC entities	—	—	—

Total	6,667	18,129	14,419

Income tax expense
PRC entities	113,035	126,301	134,699
Non-PRC entities	—	—	—

Total	113,035	126,301	134,699

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(13)%	(10)%	(11)%
Non-deductibility of expenses incurred outside the PRC	9%	3%	6%
Other permanent differences	(1)%	(1)%	(1)%

Effective EIT rate of the Group	20%	17%	19%

Income tax expense for the years ended December 31, 2014, 2015 and 2016 differs from the amounts computed by applying the EIT rate primarily due to the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the preferential tax rate are as follows:

	2014	2015	2016
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	69,818	75,864	81,300
Basic net income per share effect	1.19	1.31	1.40
Diluted net income per share effect	1.17	1.21	1.39

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

Significant components of deferred tax assets and liabilities as of December 31, 2015 and 2016 are as follows:

	2015	2016
	RMB	RMB
Deductible temporary differences related to other payables and accruals	1,098	—
Deductible temporary differences related to provision for doubtful accounts	696	—

Total current deferred tax assets	1,794	—
Less: Valuation allowance	(49)	—

Net current deferred tax assets	1,745	—

Deductible temporary differences related to other payables and accruals	—	860
Deductible temporary differences related to provision for doubtful accounts	—	992
Tax loss carryforwards	8,761	9,843

Amount offset by non-current deferred tax liabilities	(6,276)	(8,487)

Total non-current deferred tax assets	2,485	3,208
Less: Valuation allowance	(1,802)	(2,443)

Net non-current deferred tax assets	683	765

Total deferred tax assets	2,428	765

Taxable temporary differences related to depreciation period	(4,283)	(5,218)
Taxable temporary differences related to available-for-sale securities	—	(9,625)
Taxable temporary differences related to government subsidy income	(25,605)	(40,695)
Taxable temporary differences related to trade names and customer relationships	(11,173)	(10,115)
Amount offset by non-current deferred tax assets	6,276	8,487

Total non-current deferred tax liabilities	(34,785)	(57,166)

Total deferred tax liabilities	(34,785)	(57,166)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes — Overall — Other Presentation Matters.” The Group has adopted ASU 2015-17 prospectively and classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2016.

As of December 31, 2015 and 2016, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2014, 2015 and 2016 when certain entities generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2016, the Group had net operating loss carryforwards in PRC entities of RMB38,410, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will expire in varying amounts from 2018 to 2021. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

The following represents a roll-forward of the valuation allowance for each of the years:

	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of period	543	464	1,851
Additions	36	1,443	1,019
Reversals	(115)	(56)	(427)

Balance at end of period	464	1,851	2,443

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

In April 2009, the Company adopted a share option plan (“2009 Option Plan”), which provided for the issuance of up to 5,000,000 common shares. The total number of common shares reserved under the 2009 Option Plan was increased to 10,000,000 in December 2011. Issuances from this plan ceased in 2015.

In November 2015, the Company adopted a share incentive plan (“2015 Plan”). Under the 2015 Plan, share-based awards such as share options, restricted shares, restricted share units, dividend equivalent rights, share appreciation rights and share payments may be granted. The 2015 Plan has a term of ten years. The maximum aggregate number of common shares which may be issued pursuant to all share-based awards under the 2015 Plan is (i) 10,000,000, and (ii) an automatic increase on January 1, 2019, January 1, 2022 and January 1, 2025 by that number of common shares representing 5% of the then total issued and outstanding common shares of the Company on an as-converted fully diluted basis as of December 31 of the respective preceding year.

Under the share option and incentive plans, the directors may, at their discretion, grant share-based awards to any senior executives, directors, employees or consultants of the Group. As of December 31, 2016, the only share-based awards that have been granted under the plans are share options to purchase the Company’s common shares. The share options are granted at the fair market value of the common shares at the date of grant, vest over a period of four years and expire six years from the date of grant.

The following table summarizes the Company’s share option activity for the year ended December 31, 2016:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2016	6,089,905	US$	28.19

Granted	1,157,400	US$	34.27
Exercised	(1,117,754)	US$	21.54
Forfeited	(334,720)	US$	29.86

Outstanding at December 31, 2016	5,794,831	US$	30.58	3.36	US$	19,272

Vested and expected to vest at December 31, 2016	5,561,729	US$	30.50	3.29	US$	18,926

Exercisable at December 31, 2016	3,299,485	US$	29.05	2.26	US$	15,696

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2016 and the exercise price for in-the-money options.

The total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was RMB102,575, RMB92,723 and RMB83,976 (US$12,095), respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.    SHARE-BASED COMPENSATION (Continued)

As of December 31, 2016, there was RMB179,622 (US$25,871) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.73 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2016, total cash received from the exercise of share options amounted to RMB160,493 (US$23,116).

A summary of non-vested share option activity for the year ended December 31, 2016 is presented below:

	Number of shares	Weighted average grant-date fair value (per share)
Non-vested at January 1, 2016	2,708,243	US$	11.02

Granted	1,157,400	US$	9.63
Vested	(1,035,577)	US$	11.01
Forfeited	(334,720)	US$	11.09

Non-vested at December 31, 2016	2,495,346	US$	10.37

Expected to vest at December 31, 2016	2,262,244	US$	10.37

There were no capitalized share-based compensation costs for the years ended December 31, 2014, 2015 and 2016. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2014, 2015 and 2016, totaled RMB81,380, RMB85,945 and RMB86,070 (US$12,397), respectively. The total fair value of share options vested during the years ended December 31, 2014, 2015 and 2016 was RMB82,267, RMB84,594 and RMB79,139 (US$11,398), respectively.

12.    EMPLOYEE BENEFITS

The full-time employees of the Group’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB144,122, RMB169,572 and RMB198,272 for the years ended December 31, 2014, 2015 and 2016, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

13.    CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of convertible senior notes due April 15, 2019 (the “Notes”). The Notes bear interest at a rate of 3.25% per year, payable semiannually in arrears. The interest expense incurred associated with the Notes was RMB25,078, RMB34,983 and RMB37,298 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Notes may be converted to the Company’s ADSs based on an initial conversion rate of 11.6976 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$85.49 per ADS). The conversion rate is subject to certain anti-dilutive adjustments. Following the change in the ratio of the Company’s common shares to ADSs from 2:1 to 1:1 effective August 8, 2014, the initial conversion rate was adjusted to 23.3952 ADSs per US$1,000 principal amount of the Notes (which represents an adjusted initial conversion price of approximately US$42.74 per ADS).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

As of December 31, 2016, the estimated fair value of the Notes amounted to approximately RMB1,257,709. The Company recorded a foreign currency translation gain of RMB5,507, a loss of RMB64,838 and a loss of RMB79,393 for the years ended December 31, 2014, 2015 and 2016, respectively, associated with the Notes. The change in fair value of the Notes was a loss of RMB55,355, a gain of RMB67,168 and a loss of RMB69,439 for the years ended December 31, 2014, 2015 and 2016, respectively. See Note 2(t). The Notes were reclassified from non-current to current on the consolidated balance sheet as of December 31, 2016 due to the right of holders to require the Company to repurchase the Notes on April 15, 2017.

As of December 31, 2016, none of the Notes had been converted yet.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

13.    CONVERTIBLE SENIOR NOTES (Continued)

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options are intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call Options expire soon after the maturity date of the Notes or when the Dealers request early settlement. The Company will receive the fixed number of ADSs determined at the commencement date of the transaction, which is based on the market price per ADS at the commencement date. 76,000 ADSs were early settled in 2014. There was no early settlement in 2015 and 2016.

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

A prepaid forward contract is considered a form of a stock borrowing facility, and economically, the contract is construed as a share lending arrangement between the Company and the Dealers. Therefore, the accounting for a share lending arrangement was applied by analogy in accordance with ASC 470-20-25-20A. In the year ended December 31, 2014, the Company recorded a debt issuance cost of RMB14,429 with the offset to additional paid-in capital for the fair value of the arrangement. Given that the Company has elected to fair value the Notes entirely, the debt issuance costs in connection with the Notes were recognized in earnings as incurred in the consolidated statements of operations and comprehensive income in accordance with ASC 825-10-25-3. See Note 2(t).

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

For the years ended December 31, 2014 and 2015, the Company repurchased 799,293 ADSs and 898,950 ADSs, respectively, for a total consideration of RMB153,684 and RMB157,272, respectively, including transaction fees, from the open market. The Company did not repurchase ADSs in 2016. In addition, the Company received 76,000 ADSs from the early settlement of some shares related to the zero-strike call options in the year ended December 31, 2014. All of the shares repurchased and received from early settlement were retired. See Note 2(v).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2014, 2015 and 2016 as follows:

	2014	2015	2016
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:

Net income attributable to 51job, Inc.	438,910	618,057	565,978
Eliminate the dilutive effect of interest expense, change in fair value and foreign exchange translation related to convertible senior notes	—	32,653	—
Numerator for diluted earnings per share	438,910	650,710	565,978

Denominator:

Denominator for basic earnings per share — weighted average common shares outstanding	58,475,397	57,714,850	58,132,976
Dilutive effect of convertible senior notes	—	4,035,672	—
Dilutive effect of share options	1,216,596	748,129	341,092

Denominator for diluted earnings per share	59,691,993	62,498,651	58,474,068

Basic earnings per share	7.51	10.71	9.74

Diluted earnings per share	7.35	10.41	9.68

The convertible senior notes were not included in the calculation of diluted earnings per share in 2014 and 2016 because their inclusion would have been anti-dilutive.

The Company excluded outstanding share options of 2,196,406 in 2014, 3,312,749 in 2015 and 3,881,628 in 2016 from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

The Company excluded 1,462,204 common shares underlying the zero-strike call option contracts from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share.

16.    RECURRING CHANGE IN FAIR VALUE

The following table provides information about the reconciliation of the Level 3 fair value measurements of available-for-sale investments using significant unobservable inputs for the year ended December 31, 2016:

RMB
Balance at January 1, 2016	—
Initial recognition	126,716
Unrealized gain	38,501

Balance at December 31, 2016	165,217

The unrealized gain on available-for-sale investments of RMB28,876, representing the unrealized fair value gain netting relevant income tax of RMB9,625, was recognized in other comprehensive income for the year ended December 31, 2016.

In determining the fair value, the Group utilizes an income approach of a discounted cash flow model with unobservable inputs including future cash flows, a terminal growth rate of 3%, a discount rate of 21% and a risk-free rate of 1.47%. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable companies.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

17.    COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Office Premises	Office equipment	Total
	RMB	RMB	RMB
2017	36,013	5,839	41,852
2018	25,696	354	26,050
2019	8,184	216	8,400
2020	6,486	40	6,526
2021 and thereafter	3,466	30	3,496

	79,845	6,479	86,324

Rental expenses for the years ended December 31, 2014, 2015 and 2016 were RMB46,066, RMB48,760 and RMB50,946, respectively.

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements to purchase advertising services from media companies and to purchase office furnishings. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Advertising Services	Office furnishings	Total
	RMB	RMB	RMB
2017	2,334	4,492	6,826

Contingencies

As of the filing date of this Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the Group’s restructuring in May 2004, Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005. For the foreign ownership of human resource services companies, the limitation was 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations in the PRC, such as Pudong New District, Shanghai since June 2006. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

18.    CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2015 and 2016, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2016, the Company had approximately RMB4,731,819 (US$681,524) in cash and certificates of deposit, which constitute about 78% of total cash, restricted cash and short-term investments, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2014, 2015 and 2016. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2015 and 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts expressed in thousands of RMB and US$, except share and per share data)

18.    CERTAIN RISKS AND CONCENTRATION (Continued)

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

19.    RELATED PARTY TRANSACTION AND BALANCES

The Company has entered into royalty agreements with Recruit Management Solutions Co., Ltd. (“RMS”) and Recruit Career Co., Ltd. (“RCC”), which are wholly owned subsidiaries of Recruit Holdings Co., Ltd. (“Recruit”), for the use of training and online assessment materials. Recruit is a shareholder of the Company. The royalty fees charged by RMS were RMB146, RMB133 and RMB152 during the years ended December 31, 2014, 2015 and 2016, respectively. The royalty fees charged by RCC were RMB273, RMB169 and RMB60 during the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the royalty payables due to RMS were RMB31 and RMB74, respectively. As of December 31, 2015 and 2016, the royalty payables due to RCC were RMB25 and RMB8, respectively.

20.    SUBSEQUENT EVENT

In January 2017, the Company completed an investment of US$14,000 for a 9.5% equity interest in a mobile-based platform focused on short-term, on-demand work opportunities.