Form 20-F
period 2017-12-31
51JOB, INC.
filed 2018-03-30
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,853,004 common shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

Page
INTRODUCTION	ii
FORWARD-LOOKING STATEMENTS	iii

PART I

PART II

PART III

Item 17.	Financial Statements	80
Item 18.	Financial Statements	80
Item 19.	Exhibits	80

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

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.5063 to US$1.00 on December 29, 2017, as set forth in the Federal Reserve Board’s H.10 Statistical Release. For further information on exchange rates, see “Item 3. — Key Information — Selected Financial Data — Exchange Rate Information.”

This annual report on Form 20-F includes our audited consolidated statements of operations and comprehensive income data for the years ended December 31, 2015, 2016 and 2017, and audited consolidated balance sheets data as of December 31, 2016 and 2017.

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

ITEM 2.                                    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                    KEY INFORMATION

A.                Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheets data as of December 31, 2016 and 2017, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2013 and 2014, and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. — Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income Data:

Revenues:
Online recruitment services	1,084,448	1,248,101	1,356,442	1,547,143	1,871,700	287,675
Print advertising	51,023	14,247	5,328	—	—	—
Other human resource related revenues	541,270	634,945	740,119	825,552	1,009,515	155,160

Total revenues	1,676,741	1,897,293	2,101,889	2,372,695	2,881,215	442,835

Net revenues	1,608,668	1,832,453	2,055,220	2,338,334	2,848,592	437,821

Cost of services(1)	(442,454)	(496,000)	(569,979)	(663,001)	(763,440)	(117,339)

Gross profit	1,166,214	1,336,453	1,485,241	1,675,333	2,085,152	320,482

Operating expenses(1):
Sales and marketing	(459,802)	(563,565)	(654,468)	(783,492)	(917,784)	(141,061)
General and administrative	(217,765)	(249,275)	(263,067)	(280,002)	(296,608)	(45,588)

Total operating expenses	(677,567)	(812,840)	(917,535)	(1,063,494)	(1,214,392)	(186,649)

Income from operations	488,647	523,613	567,706	611,839	870,760	133,833

Income before income tax expense	600,948	551,945	744,098	699,886	542,256	83,343
Income tax expense	(100,308)	(113,035)	(126,301)	(134,699)	(169,493)	(26,051)

Net income	500,640	438,910	617,797	565,187	372,763	57,292

Net loss (income) attributable to non-controlling interests	—	—	260	791	(874)	(134)

Net income attributable to 51job, Inc.	500,640	438,910	618,057	565,978	371,889	57,158

Earnings per share:
Basic	8.55	7.51	10.71	9.74	6.19	0.95
Diluted	8.33	7.35	10.41	9.68	6.08	0.93

Weighted average number of common shares outstanding:
Basic	58,551,925	58,475,397	57,714,850	58,132,976	60,087,306	60,087,306
Diluted	60,069,197	59,691,993	62,498,651	58,474,068	61,150,413	61,150,413

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:

Assets:
Cash	1,065,543	1,074,096	1,125,352	1,921,074	2,292,476	352,347
Short-term investments	2,081,964	3,420,650	3,825,547	4,159,318	4,839,550	743,825

Total current assets	3,580,622	5,045,764	5,560,298	6,719,585	7,878,241	1,210,863
Total non-current assets	542,369	535,956	861,964	1,016,325	2,145,491	329,757

Total assets	4,122,991	5,581,720	6,422,262	7,735,910	10,023,732	1,540,620

Liabilities:
Convertible senior notes, current	—	—	—	1,257,709	—	—
Total current liabilities	785,889	963,974	1,136,038	2,703,022	2,042,654	313,951
Convertible senior notes, non-current	—	1,111,207	1,108,877	—	1,667,967	256,362
Other non-current liabilities	5,983	12,593	43,235	57,166	121,348	18,651

Total liabilities	791,872	2,087,774	2,288,150	2,760,188	3,831,969	388,964

Total mezzanine equity	—	—	—	—	228,230	35,078

Shareholders’ equity:
Common shares	48	48	48	49	50	8
Additional paid-in capital	1,316,713	1,040,639	1,052,788	1,299,350	1,809,732	278,151

Total 51job, Inc. shareholders’ equity	3,331,119	3,493,946	4,125,042	4,967,443	5,954,380	915,171

Total equity	3,331,119	3,493,946	4,134,112	4,975,722	5,963,533	916,578

Total liabilities, mezzanine equity and equity	4,122,991	5,581,720	6,422,262	7,735,910	10,023,732	1,540,620

(1)             Share-based compensation was included in the consolidated statements of operations and comprehensive income data as follows:

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(10,391)	(12,997)	(13,770)	(14,080)	(14,029)	(2,156)
Operating expenses:
Sales and marketing	(8,933)	(11,173)	(11,837)	(12,104)	(12,060)	(1,854)
General and administrative	(45,534)	(57,210)	(60,338)	(59,886)	(59,879)	(9,203)

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.5063 to US$1.00 on December 29, 2017, as set forth in the Federal Reserve Board’s H.10 Statistical Release. The noon buying rate on March 23, 2018 was RMB6.3110 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. — Key Information — Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may affect the value of your investment” and “— The fluctuation of the Renminbi may materially and adversely affect your investment” as well as “Item 11. — Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions on our foreign exchange risk and the effects of currency control and fluctuating exchange rates on the value of our ADSs.

The following table sets forth information regarding the noon buying rates for the periods indicated. The source of these rates is the Federal Reserve Board’s H.10 Statistical Release.

	Noon buying rate of Renminbi per U.S. dollar
Period	Period-end	Average(1)	Low	High
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March (through March 23)	6.3110	6.3283	6.3565	6.3093

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

We face significant competition in our online recruitment services and our other human resource related services businesses. Our online recruitment services are conducted through several websites, led by our core 51job.com platform. These websites and their related mobile applications face intense competition from other dedicated job search websites such as www.zhaopin.com. There are also niche recruitment services providers that focus on particular industry verticals, such as technology and finance, or job seeker segments, such as new college graduates and high-end, experienced professionals.

Our other human resource related services face significant competition from a variety of Chinese and foreign firms in all of our markets, including certain firms that compete with us in the market for online recruitment services. In addition, some of the competitors we encounter in our business process outsourcing business are affiliated with local government agencies and have licenses to provide a wider range of services than we do. The competition in the training services market is currently highly fragmented and primarily made up of small, local training firms, but we could face increased competition should there be a consolidation of these training firms.

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

Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing recruitment advertising services for PRC businesses or affiliates of foreign firms operating in China. The growth of the Chinese economy has slowed in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth has decreased from 7.7% in 2013 to 6.9% in 2017. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to an economic slowdown, we could have difficulty collecting payment from the customer. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of online advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our online recruitment business.

We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. We believe that the use of online advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other informal recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector. We cannot assure you that online recruitment advertising will achieve broader acceptance in China. We face challenges in promoting greater use of online advertising, which involves, among other things, significant changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which hiring decisions are made. In addition, while China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history, and China’s Internet penetration rate is low compared to most developed countries. Moreover, telecommunications capacity constraints may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance and trust as a medium for recruitment, may adversely affect our online recruitment services business and hinder our ability to expand this business.

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

If we are unable to extend our nationwide capability, effectively monitor ongoing changes in PRC laws and regulations, acquire, develop and use up-to-date business and management technology and software, including advanced computer and technology systems that could require significant capital expenditures, and maintain the integrity and security of our systems and process flow, we may be unable to expand our business process outsourcing operations or gain wider customer acceptance for these services. In addition, we rely on a number of third party service providers, including couriers, agents and banks. Failure by these providers, for any reason, to deliver their services in a timely and accurate manner could result in significant disruptions to our business process outsourcing operations, impact our client relationships, harm our brand names and reputation, and result in significant penalties or liabilities to us.

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

We provide business process outsourcing services for human resource administrative functions, in particular social insurance and benefits services, for employers. Our business process outsourcing services are designed to assist employers to be compliant with PRC regulations and policies that continually change. Changes in regulations could affect the extent and type of benefits employers are required to provide employees and the procedures, processes and documentation required by local government authorities to administer these benefits. Such changes could reduce or eliminate the need for some of our services. New or additional requirements could also increase our cost to provide our services and require us to undertake adjustments to our operating systems, processes and procedures. Any failure by us to be updated and knowledgeable on regulatory changes and to inform, educate and assist our clients regarding new or revised regulations that impact them could materially damage our brands and reputation. In addition, any failure by us to modify our business process outsourcing services in a timely fashion in response to regulatory changes could materially and adversely affect our results of operations.

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

We are subject to potential legal liability from both employers and individuals with respect to the recruitment process and our business process outsourcing services.

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

If we are unable to attract and retain qualified personnel, our business process outsourcing, training and placement businesses may be materially and adversely affected.

The success of our business process outsourcing, training and placement services depends heavily on our ability to attract and retain skilled personnel. Our business of performing traditional human resource department functions such as payroll, benefits and compliance management and related services for customers on an outsourced basis depends on having personnel with expertise in local and national PRC government employment regulations, payroll management and other human resource department functions. The success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and other activities and services in this business. Similarly, our ability to provide high quality placement and executive search services depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. If we are unable to attract and retain critical skilled personnel, our business process outsourcing, training and placement businesses may be materially and adversely affected.

If we are unable to successfully detect and prevent criminal actions or fraud perpetrated on us, we may be subject to liability and financial loss.

The management of our business process outsourcing services involves the collection of payments from our customers and the disbursement of funds on their behalf by our employees and agents. As a result, we are exposed to theft, embezzlement and other criminal and fraudulent activity by our employees, agents and third parties. If we are unable to successfully detect and prevent criminal or fraudulent activity, our results of operations and financial condition may be materially and adversely affected.

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

Any such acquisition may require a significant commitment of management time, capital investment and other resources. If we are unable to effectively integrate an acquired business or are required to incur restructuring and other charges to complete an acquisition, our business, financial condition and results of operations may be materially and adversely affected. Also, if we use our equity securities as consideration for acquisitions, we may dilute the value of your ADSs.

In addition, our possible future acquisitions may expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

We may experience impairment of goodwill in connection with our acquisition of entities or other assets.

We are required to perform an annual goodwill impairment test. Goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. Our actual results may differ materially from our projections, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

If we choose to develop or introduce new products and services outside of the human resource services industry in China, these efforts may not be successful, which could materially and adversely affect our financial condition and results of operations.

To leverage our large sales force, corporate customer base and brand names, we may expand the scope of services we provide and develop, introduce or invest in new products outside of the human resource services industry to increase our revenues. However, these efforts may not be successful. For example, our investment in a coupon advertising services company was sold at a loss in 2011. In the future, if we again choose to pursue products and services outside of the human resource services industry in China, we cannot assure you that we will be able to do so on a commercially viable basis or in a timely manner, or at all. Any of our efforts to begin or operate a business outside of the human resource services industry that are not successful may materially and adversely affect our financial condition and results of operations.

We may be subject to liability for placing advertisements with content that is deemed inappropriate.

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on September 1, 2015, the Interim Measures for the Administration of Online Advertising promulgated by the PRC State Administration for Industry and Commerce, or the SAIC, which became effective on September 1, 2016, and the Circular on Launching a Special Program to Rectify Internet Advertisements promulgated by the SAIC, which became effective on February 9, 2018, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Advertisers, advertising companies and advertisement publishers are also required to distinguish online advertisement by the mark of “AD,” obtain an user’s prior consent before sending online advertisement, verify the content of online advertisement and properly display online advertisement. If we are deemed to be in violation of such laws and regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license, any of which may materially and adversely affect our business.

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

The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. The PRC General Provisions of the Civil Law protect citizens’ rights to privacy, provides that personal information should be protected by law and prohibits illegal collection, use, processing, transmission, trade, provision or publication of any personal information. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges.

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

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which became effective on June 1, 2017, further requires Internet product and service providers to take proper measures to protect Internet security and the personal information of users.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. — Controls and Procedures.”

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

Our business could be adversely affected by the effects of avian flu, H1N1 flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. Health or other government regulations adopted in response to an epidemic or other outbreaks may require temporary closure of our offices or institute restrictions on travel which could adversely affect our ability to provide services to our customers throughout China. Our operations could also be disrupted if any of our employees were suspected of having the avian flu, H1N1 flu, SARS or other disease epidemics, which could require us quarantine some or all of these employees or disinfect our offices. In addition, our results of operations could be adversely affected to the extent that an epidemic or outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future epidemic.

We are also vulnerable to natural disasters and other calamities such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist acts or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures and Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services to users and harm our business. We have backup systems, but we cannot assure you that such backup systems will be adequate if there are problems, or that they will adequately protect us from the effects of any natural disaster or other calamity.

Risks Related to Our Corporate Structure

We are controlled by a small number of our existing shareholders, whose interests may differ from those of other shareholders, and our board of directors has the power to discourage a change of control.

As of February 28, 2018, the following shareholders beneficially owned 36.4 million common shares:

•                      Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, which beneficially owned 23.4 million common shares, or approximately 37.9% of our outstanding common shares, and which is affiliated with Junichi Arai, one of our directors; and

•                      Rick Yan, our chief executive officer and a director, who beneficially owned 13.0 million common shares, or approximately 20.8% of our outstanding common shares.

These shareholders, together with our other directors and members of senior management, beneficially owned approximately 39.0 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their director or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.

The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has been relaxed and foreign persons are now permitted to wholly own advertising entities in China. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003, and this ownership limitation has been increased to 70% for human resource services companies registered in several locations in the PRC. For a discussion of the limitations on foreign ownership governing our businesses, see “Item 4. — Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.”

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

•                      blocking our websites;

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

PRC laws and regulations currently limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. Tech JV and its subsidiaries conduct most of our operations and recognize most of our revenues. 50% of our equity interest in Tech JV is effectively held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Beijing Run An Information Consultancy Co., Ltd., or Run An. Run An is jointly owned by two long-time members of our senior management team, Jingwu Chen, who replaced a previous nominee shareholder in 2017, and Tao Wang. Through agreements with Qian Cheng, Run An and their respective shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng and Run An. As a result, we consolidate all of these interests for U.S. GAAP reporting purposes. For a description of these contractual arrangements, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

The principal shareholders of our affiliated entity, Run An, are Jingwu Chen and Tao Wang, and our other affiliated entity, Qian Cheng, is wholly owned by Run An. Although Messrs. Chen and Wang are contractually obligated, or obligated as a result of their fiduciary duty to our company, to act in good faith and in our best interest, potential conflicts of interest between their duties to our company and our affiliated Chinese entities may arise. When conflicts of interest arise, Messrs. Chen and Wang may not act entirely in our interests and any such conflicts of interest may not be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, incur significant costs, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

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

On September 3, 2016, the Standing Committee of the National People’s Congress passed a decision in connection with the revision of the Wholly Foreign Owned Enterprise Law and three other laws, which were implemented on October 1, 2016. According to this decision, formation of a foreign-invested enterprise in a sector not subject to special entry administrative measures will be simplified by requiring only a government filing instead of a government approval. The special entry administrative measures will be separately promulgated by the PRC State Council, or the State Council. Subsequently, the MOFCOM published the Provisional Administrative Measures on Record Filing for Establishment and Alteration of Foreign-Invested Enterprises, or the Provisional Measures, on October 8, 2016 and amended such Provisional Measures on July 30, 2017, which aim to implement and elaborate upon the filing requirements, procedures, supervision and other related matters for foreign-invested enterprises in sectors not subject to special entry administrative measures. According to an interpretation of the Provisional Measures published by the MOFCOM on October 8, 2016, foreign investments that are in the prohibited, restricted or encouraged industries and that are subject to the equity and senior management restrictions set forth in the Foreign Investment Industry Guidance Catalogue (2015), which was amended in 2017, will continue to be subject to government approvals regardless of the investment amount or method. In addition, the General Office of the State Council published the Circular on Issuing the Special Administrative Measures (Negative List) for Foreign Investment Access to Pilot Free Trade Zones (2017 edition), which became effective on July 10, 2017, aiming to further ease restrictions over foreign investment within free trade zones. On July 30, 2017, the MOFCOM published the Announcement on Matters Related to the Administration of the Record Filing of the Incorporation and Change of Foreign-Invested Enterprises to further elaborate on the Provisional Measures.

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

•                      blocking our websites;

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

The contractual arrangements with our affiliated Chinese entities may be subject to scrutiny by the PRC tax authorities and result in adverse tax consequences to us.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements with our affiliated Chinese entities were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, we could face material and adverse tax consequences. A transfer pricing adjustment could, among other things, result in an increase in the PRC tax liabilities of our affiliated Chinese entities. In addition, the PRC tax authorities may impose late payment fees and other penalties for the adjusted but unpaid taxes according to the applicable regulations. Our net income may be materially reduced if our affiliated Chinese entities’ tax liabilities increase.

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

Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, and such controls are stringent. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange” and “— Regulations Relating to Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

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

The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. The overall effect of legislation over the past decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may be unaware of our violation of these policies and rules until some time later. Our contractual arrangements with our affiliated entities are governed by the laws of the PRC. The enforcement of these contracts and the interpretation of the laws governing these relationships is subject to uncertainty. See “— Risks Related to Our Corporate Structure — The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions.”

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

In December 2009, our main operating subsidiary, Tech JV, was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. The current preferential tax status is valid through 2017, and Tech JV will seek to further renew this status with local tax authorities in 2018. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

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

In 2012, the State Council instituted a business tax to value-added tax, or VAT, transformational pilot program in Shanghai. Under this program, industries subject to business tax were transitioned to VAT payers. As of May 1, 2016, the VAT program was expanded to cover all industries in the PRC. We have incurred an increase in tax payments under the VAT regime than under the business tax regime, which has reduced the amount of revenues we recognize. In addition, our online recruitment revenues from 2014 to 2015 and our other human resource related revenues from 2016 to 2017 have been negatively affected due to this policy change, which impacts the direct comparability between future and previously reported total revenue and net revenue figures. If further changes to PRC tax laws and regulations result in increased taxation, our financial condition and results of operations may be negatively impacted.

We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council, relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. The Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. For more details about these criteria, please refer to “Item 10. — Additional Information — Taxation — People’s Republic of China Taxation.” Although Circular 82 only applies to offshore enterprises controlled by enterprises or an enterprise group located within the PRC, the determining criteria set forth in Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. We are a Cayman Islands holding company and substantially all of our operational management is based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a resident enterprise, we may be subject to the uniform 25% EIT rate as to our global income, which could have a material adverse effect on our results of operations.

We face uncertainty from the PRC’s Circular on Strengthening the Management of Enterprise Income Tax

Collection of Income Derived by Non-Resident Enterprises from Equity Transfers.

The SAT issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers, or Circular 698, in December 2009, which addresses the transfer of equity by non-PRC tax resident enterprises. Circular 698 became effective retroactively on January 1, 2008. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, it is required to report such Indirect Transfer to the PRC tax authority if the overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the overseas holding company mainly serves as a tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the SAT, disregard the overseas holding company and re-characterize the Indirect Transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC tax for the capital gains realized from the Indirect Transfer.

On February 3, 2015, the SAT issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-Resident Enterprises, or Bulletin 7, which supersedes the existing tax rules in relation to Indirect Transfers, while the other provisions of Circular 698 remain in force. Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Bulletin 7 extends its tax jurisdiction to not only include Indirect Transfers as set forth under Circular 698 but also transactions involving the transfer of real property in China and the assets of an establishment or place situated in China, through the offshore transfer of a foreign intermediate holding company. Under Bulletin 7, if an Indirect Transfer is re-characterized as a direct transfer, the transaction will be subject to (i) 25% EIT rate on the gains derived from the transfer of the property of an establishment or place situated in China, or (ii) 10% EIT rate on the gains derived from the transfer of real property situated in China or equity interests in PRC resident enterprises, unless an applicable tax treaty provides otherwise. Moreover, Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. However, Bulletin 7 also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises, or Bulletin 37, which repeals Circular 698 effective on December 1, 2017. Bulletin 37 further elaborates on the taxable income from equity transfer, which is the balance of deducting the equity’s net value from the total income from equity transfer. The equity’s net value refers to (i) the capital actually contributed by the equity transferor when it invested in the PRC resident enterprise, or (ii) the actual cost at which the equity transferor bought such equities from its predecessor. Where such equity depreciates or appreciates during the shareholding by the transferor, and the amount depreciated or appreciated can be determined pursuant to the regulations issued by the relevant finance and tax authorities, such equity’s net value should be adjusted accordingly.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. The transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under Bulletin 7 and Bulletin 37, any of which could have an adverse effect on our financial condition and results of operations.

The PRC tax authorities have discretion under Bulletin 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and cost of investment. We have made acquisitions in the past and may conduct additional acquisitions in the future. If the PRC tax authorities make adjustments to the taxable income of transactions under Bulletin 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, and such controls are stringent. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries and other payments such as royalty and licensing fees. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends, royalty payments or other fees to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and permitted the Renminbi to fluctuate within a managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar decreased 4.4% in 2015, decreased 7.2% in 2016 and increased 6.3% in 2017. Due to the U.S. dollar cash deposits we hold and our U.S. dollar-denominated convertible senior notes issued in 2014, we are exposed to foreign currency risks, and we recognized a loss from foreign currency translation of RMB55.9 million in 2015, a gain of RMB0.2 million in 2016 and a gain of RMB3.6 million (US$0.6 million) in 2017. It is possible that the Chinese government could adopt a more flexible currency policy in the future, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. As a material portion of our assets and liabilities are denominated in U.S. dollars, any future revaluations of the Renminbi may result in charges to our consolidated statements of operations and comprehensive income and significant changes in the values of these U.S. dollar-denominated assets and liabilities when translated into Renminbi.

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

The SAFE promulgated the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective on November 1, 2005, requiring PRC residents to register with local branches of the SAFE before establishing or controlling any company outside of China for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents. On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, which superseded Circular 75. Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Circular 13, which became effective on June 1, 2015. Pursuant to Circular 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, will directly review the applications and process the registration.

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

In March 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule, to regulate foreign exchange procedures for PRC individuals participating in employee stock holding and stock option plans of overseas companies. On February 15, 2012, the SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas-Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule. Directors, supervisors, the senior management and other employees of the domestic subsidiary of an overseas-listed company (which shall include companies and other subsidiaries directly or indirectly established or controlled by such overseas-listed company in China) participating in any stock incentive plan of the overseas-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures. We and our PRC employees, directors and senior management are subject to these regulations.

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

Conversion of our convertible senior notes may dilute the ownership interest of existing shareholders.

The conversion of some or all of our convertible senior notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the market price of our ADSs.

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

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2017, although there can be no assurance in this regard. However, we believe there is a risk that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2017, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a risk that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

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

ITEM 4.                                    INFORMATION ON THE COMPANY

A.                History and Development of the Company

We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law. Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company and the registered owner of our www.51job.com domain name, and other subsidiaries to become the holding company of our corporate group. As of December 31, 2017, we mainly operated our business through the following significant PRC subsidiaries and affiliated Chinese entities:

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

•                      Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by Jingwu Chen and Tao Wang, two senior executives of our company;

•                      Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing, a Cayman Islands company wholly owned by 51job, Inc., and owns our trademarks and registered copyrights; and

•                      Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which is wholly owned by Qian Cheng and has an equity interest in Tech JV.

Our business and operations are mainly conducted through Tech JV and its subsidiaries.

In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. For a discussion on our group structure, see “Item 4. — Information on the Company — Organizational Structure.”

In 2015, we acquired 100% of the equity interest in Yingjiesheng.com, an established online recruitment website which focuses on college graduates and students in China, for RMB250.0 million, acquired 60% of the equity interest in Beijing Zhiding Youyuan Management Consulting Co., Ltd., a provider of professional assessment services, for RMB18.7 million, and made several long-term, non-controlling investments totaling RMB22.8 million in companies that provide services related to our operations and business strategy. In 2016, we made several long-term, non-controlling investments totaling RMB127.7 million, primarily in a provider of accounting and finance training courses as well as in companies that provide business process outsourcing services in China. In December 2017, we acquired 66% of the equity interest in Lagou Information Limited, or Lagou, which operates a recruitment website focused on technology and engineering talent in China, for RMB782.6 million (US$118.9 million), and made several long-term, non-controlling investments totaling RMB97.3 million (US$15.0 million) in companies that provide recruitment and human resource services. We have utilized our existing cash resources for payments related to these acquisitions and investments in 2015, 2016 and 2017. In addition to organic growth, we expect to selectively pursue acquisitions and investments in businesses that complement our existing operations and further our strategic objectives in the future.

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

In September 2008, we announced a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11 million, including transaction fees. In June 2014, our shareholders approved an increase to the size of the share repurchase program from US$25 million to US$75 million. Under this increased program and through open-market transactions, we purchased 898,950 ADSs for an aggregate consideration of approximately US$24 million in the year ended December 31, 2015, including transaction fees. We did not make any repurchase of our ADSs in the open market in 2016 and 2017.

In addition to the share repurchase program, we may from time to time make repurchases of our other securities, including our convertible senior notes due 2019, in open-market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors. The amounts involved may be material. We did not make any repurchase of our convertible senior notes in 2015, 2016 and 2017.

B.                Business Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. We have a strong focus on online recruitment advertising, and our websites and their related mobile applications are utilized by a broad base of corporate employers, reach a wide and diverse audience of job seekers and aggregate job information from nearly 200 cities across China.

In addition to recruitment advertising services, we also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and placement services. We aim to be a comprehensive, “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers through 25 local sales offices and a national sales and customer service call center in Wuhan. Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers.

Our Products and Services

We provide a range of human resource services in the following categories:

•                      recruitment advertising services, mainly online recruitment and, historically, print advertising services; and

•                      other human resource related services, such as business process outsourcing, training, campus recruitment and placement services.

We generate a significant majority of our revenues from our recruitment advertising services. Our online recruitment services business generated 64.5% of our revenues in 2015, 65.2% of our revenues in 2016 and 65.0% of our revenues in 2017. Our print advertising business generated 0.3% of our revenues in 2015, nil in 2016 and nil in 2017. Other human resource related services generated 35.2% of our revenues in 2015, 34.8% of our revenues in 2016 and 35.0% of our revenues in 2017.

Recruitment Advertising Services – Online Recruitment Services

Our online recruitment services are delivered through several websites and brands, each with a focus on the needs of job seekers and employers in a designated labor market segment or demographic group in China.

www.51job.com. We established our flagship online recruitment website, www.51job.com, in 1999. Recruitment advertisements on 51job.com primarily target white-collar workers between the ages of 20 to 35 and cover many different job categories ranging from professional and middle management positions to entry-level, clerical and hourly jobs. We generally update the advertisements on 51job.com several times each hour, which provides job seekers with new opportunities constantly and allows employers to receive timely responses.

On the 51job.com platform, employers can:

•                      post recruitment advertisements, search our job candidate database and download resumés;

•                      manage, organize and streamline the recruitment process, such as to track applicant status, establish interview schedules, retain past job postings and maintain candidate folders;

•                      place advertising banners, trademarks, logos, website hyperlinks and other forms of advertising to promote their corporate image;

•                      utilize enhanced marketing tools, such as priority placement of their job postings in keyword search results and e-mail marketing campaigns to a targeted group of job seekers; and

•                      verify job candidate details through an online background-checking report.

In addition, we offer website design as a value-added service to increase the corporate image of employers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients.

For job seekers, 51job.com has online tools which allow them to:

•                      view all current recruitment advertisements and search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, company type, and salary level;

•                      submit resumés directly to prospective employers to apply for a desired position;

•                      organize job applications and track submission status;

•                      obtain career development advice, salary benchmarking data and other job-related information;

•                      receive updates and notifications on specific companies of their choice; and

•                      receive recommendations of job opportunities matching the job seeker’s profile and preferences.

We believe that 51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that 51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 123 million user accounts established since the launch of this website in 1999 and approximately 114 million resumés posted online as of December 31, 2017. We believe that 51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

www.yingjiesheng.com. In 2015, we acquired Yingjiesheng.com, or YJS, an online recruitment website which focuses on college graduates and students in China. YJS enables employers to place recruitment advertisements and allows job seekers to apply to full-time, part-time and internship job opportunities. YJS also disseminates information about application deadlines, on-campus talks, corporate visits and recruitment fairs. In addition, YJS moderates online career advice and job seeker counseling forums that facilitate information sharing and engagement among its users.

We believe YJS is an important complement to 51job.com as it attracts new highly educated, first-time workers that may be migrated to 51job.com for further job opportunities as they mature and gain experience. YJS also provides access to a younger audience that is particularly valuable to employers who seek to build a long-term talent pipeline. The collaboration of the online presence of YJS and our existing offline campus recruitment services further increase and strengthen our overall service effectiveness to employers.

www.51jingying.com. In 2015, we launched the website www.51jingying.com, or Jingying, which is a platform that connects recruiters with primarily passive job seekers who are usually currently employed, older, more experienced and highly skilled. We believe that Jingying addresses a segment of the labor market in China that has been traditionally served by a highly fragmented, offline community of local, small headhunting firms. Through Jingying, headhunters may post employment opportunities and search job candidate profiles. Conversely, job seekers can apply to these listings and access recruiter profiles that provide background details on industry of expertise, previous job placements and verification of professional credentials. However, to complete a connection, recruiters and job seekers are required to exchange and accept each other’s electronic business cards through Jingying, after which, they can build a professional network of contacts and establish long-term relationships. The features of Jingying also include more powerful search capabilities that better prioritize relevant positions and candidates, and its mobile application has a private communication channel and name card scanning function.

Jingying hosts online talent fairs focused on popular, high demand job opportunities that require specific skills for particular industries and geographies, such as the need for investment managers in the financial services industry in Shanghai. Interested job seekers are required to register in advance for the online talent fairs, their qualifications are pre-screened and checked, and those who meet the requirements are accelerated into the hiring process among the group of participating employers to fill vacancies more quickly and efficiently.

www.lagou.com. In December 2017, we acquired Lagou.com, a recruitment website specializing in technology and engineering talent in China. Recruitment advertisements on Lagou.com come from employers seeking to hire for positions including software developers, computer programmers, web designers, systems administrators, data analysts and project managers. For the convenience of its targeted audience of technology and engineering professionals, job opportunities on Lagou.com are organized and categorized into niches in the technology hiring spectrum, such as positions requiring experience with a certain programming language or those openings specifically in the emerging areas of artificial intelligence, big data or cloud computing. Lagou.com also provides industry trends, company profiles and reviews, and user discussion forums.

Due to the rapid rise of the technology industry and an increased focus on innovation among businesses in China, we believe Lagou.com addresses a growing imbalance between labor supply and demand as employers compete aggressively for workers with particular technical skills and expertise. We also believe that the strong demand for these highly skilled technology professionals will drive further need for effective recruitment solutions due to the scarcity of such professionals.

Mobile applications. For all of our online brands, we have mobile applications that enable job seekers to access their accounts through mobile devices and utilize most functions available on their respective websites. We believe that these mobile offerings help job seekers receive information anywhere and anytime, allowing them to more quickly apply to desired job positions and respond to employers when they do not have convenient access to a personal computer. We believe these mobile offerings increase job seeker engagement, provide important real-time benefits and enhance the job search experience for our users.

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
Estimated unique employers using online recruitment services	406,880	460,811	519,257

We provide job seekers access to our websites and mobile applications free of charge.

Recruitment Advertising Services – Print Advertising

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

Other Human Resource Related Services

Business Process Outsourcing. We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. Our services to corporate clients mainly consist of social insurance and benefits processing, regulatory compliance with local governmental employment regulations and payroll processing. While the market for business process outsourcing services in China is currently immature compared to developed economies like the United States, we believe that there is significant future potential for these services as companies in China grow and become more sophisticated, thereby increasing the need and demand for using third parties to perform human resource administrative functions. In providing our business process outsourcing services, we benefit from the close operational integration with our recruitment advertising services, which enables us to share staff resources and leverage our sales and marketing investments. We continue to build our outsourcing capability and aim to increase the number of companies and individuals we serve as well as to expand the type of services we provide.

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

Placement and Executive Search. We provide placement and executive search services to employers seeking to attract high demand talent and fill urgent job vacancies that require workers with specific skills, qualifications or experience. Depending on the terms and conditions stated in our scope of work agreements with employers, we may identify and select prospective candidates, conduct interviews, negotiate compensation packages and complete hiring procedures on behalf of our corporate clients.

Professional Assessment Tools. We provide professional and scientific assessment tools to assist human resource departments in evaluating capabilities and dispositions of job candidates and existing employees. In 2015, we expanded our product offerings with the acquisition of Beijing Zhiding Youyuan Management Consulting Co., Ltd., or Zhiding Youyuan. Zhiding Youyuan provides talent assessment services, including a system of in-house developed, proprietary psychometric tests, which help employers to identify ideal job candidates and better allocate talent resources in their organizations in China.

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

Other Products. We also perform support and administrative services for employers on select recruitment projects.

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

Online Recruitment Services

We experience competition in our online recruitment services business from dedicated job search websites, such as www.zhaopin.com, as well as market niche players that focus on particular industry verticals, such as technology and finance, or job seeker segments.

None of the well-established nationwide Internet portals, search engines and online classified websites, such as www.58.com, www.baidu.com, www.qq.com and www.sina.com.cn, are dedicated providers of recruitment advertising or other human resource products in China, and each offers a wide variety of other online services. However, any or all of our online competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource services. We may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

Other Services

We believe the market for business process outsourcing services is in an early stage of development and the competition is generally localized. Our key competitors are typically service agencies affiliated with or sponsored by local government and human resources and social security bureaus. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The competition in the placement and executive search services market in China is largely fragmented.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers and serving existing customers. As of December 31, 2017, we employed over 4,000 sales and account management representatives that identify and directly contact customers via the Internet, telephone and personal sales visits. We maintain 25 local sales offices and have also established a national sales and customer service call center in Wuhan. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new products and services.

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

Mass Media Advertising. We use traditional mass media advertising on a selective basis to increase our brand visibility and corporate image. We advertise through various media, including outdoor advertising on digital displays, billboards, bus stops and public transportation. In addition, we advertise on print media such as newspapers, magazines and industry publications.

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

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or licensing agreements with our senior management, clients, contractors and others to protect our intellectual property rights. We have registered several Internet domain names, including our main website www.51job.com, as well as a number of similar and other domain names in an effort to prevent entities from diverting online traffic away from our websites.

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

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005 and 2015, jointly promulgated by the PRC Ministry of Human Resources and Social Security, or the MOHRSS, the MOFCOM and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. This ownership limitation has been increased to 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations, such as Pudong New District in Shanghai since June 2006, Zhongguancun National Innovation Demonstration Zone in Beijing since September 2014, Nanjing since December 2014, and Suzhou since April 2015. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers.

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

The principal regulations governing foreign ownership in Internet content providers in China include:

•                      Administrative Rules for Foreign Investments in Telecommunications Enterprises (2016 Revision), effective on February 6, 2016; and

•                      Foreign Investment Industry Guidance Catalogue (2017), effective on July 28, 2017.

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

Advertising

The SAIC is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:

•                      Advertising Law (2015 Revision);

•                      Interim Measures for the Administration of Online Advertising (2016);

•                      Administration of Advertising Regulations (1987); and

•                      Provisions on the Administration of Advertisement Publishing Registration (2016).

All enterprises, except for broadcast stations, television stations, newspapers and periodical publication entities, are no longer required to apply for the registration of advertisement publishing although they are required to apply for inclusion of “advertising services” in their business licenses.

Human Resource Services

Human resource services firms in China are mainly regulated by the MOHRSS. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005 and 2015), jointly promulgated by the MOHRSS and the SAIC. Under this regulation, any entity providing human resource services in China must obtain a human resource services license from the local administration of human resources and social security at the county level and above, while any foreign-invested entity providing human resource services in China must obtain such license from the administration at the provincial level. Each of these administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

Value-Added Telecommunications Services and Online Commerce

The delivery of content on our websites is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the MIIT and the SAIC. The principal regulations applicable to the telecommunications industry and Internet include:

•                      Telecommunications Regulations (2016 Revision);

•                      The Administrative Measures for Telecommunications Business Operating Licenses (2017); and

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

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Under the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall bear joint and several liability for any violation of the PRC Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. The MOHRSS promulgated the Interim Provisions on Labor Dispatch, effective March 1, 2014, which clarified the use of the labor dispatch employment model, required revisions to the content in labor dispatch contracts and instituted a 10% maximum limit of dispatched workers to total workforce for companies in China while providing a two-year transition period for compliance.

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

Under the Regulations on Work-Related Injury Insurance effective in 2004 and amended in 2010, and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-Related Injury Insurance that became effective on January 1, 2011. The amendments to this regulation expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People’s Congress promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

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

Under the Provisions on the Administration of Account Names of Internet Users effective in March 2015, Internet information service providers shall protect the users’ information and privacy of citizens and conduct identity verification of individuals before account registration. Under the Provisions on the Administration of Communications Short Message Services effective in June 2015, short message service providers and short message content providers shall not send commercial short messages to users without the users’ consent or request, or shall stop sending such short messages to users when the latter clearly present their refusal after their consent.

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

Under the PRC Cyber Security Law, which became effective on June 1, 2017, Internet product and service providers shall explicitly notify their users and obtain their consent for collection and use of personal information. If any user’s personal information is involved, the provider shall also comply with the provisions of relevant laws and administrative regulations on the protection of personal information. Personal information and important data collected and produced by critical information infrastructure operators during their operations within the territory of China shall be stored within China. However, the PRC Cyber Security Law does not provide a detailed standard to classify “critical information infrastructure operators.”

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

The SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016. Under Circular 16, onshore enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) may all settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. The banks shall, in handling each transaction of foreign exchange settlement for an onshore enterprise according to the principle of payment-based foreign exchange settlement, review the authenticity and compliance of the use by the domestic institution of the foreign exchange funds settled in the previous transaction (including voluntary settlement and payment-based settlement). The earnings and expenditures of the account for foreign exchange settlement pending payment are limited to certain scope. The use of foreign exchange earnings under capital account shall be within the enterprise’s business scope and in a truthful manner for proprietary purposes.

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

51job, Inc.
(Cayman Islands)
66%
Lagou Information Limited ("Lagou")(1)
(Cayman Islands)
100%
51net HR(2)
(Cayman Islands)
100%
51net Beijing
(Cayman Islands)
100%
51net.com Inc.
("51net")(3)
(British Virgin Islands)
Outside PRC
Inside PRC
100%
Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. ("WFOE")
50%
Qianjin Network Information Technology (Shanghai) Co., Ltd. ("Tech JV")(4)
Shareholders
Jingwu Chen (50%)
Tao Wang (50%)
100%
Beijing Run An Information Consultancy Co., Ltd. ("Run An")(2)(5)
100%
Beijing Qian Cheng Si Jin Advertising Co., Ltd. ("Qian Cheng")
1%
100%
Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. ("Wuhan AdCo")(6)
49%
Equity interest
Contractual arrangements

(1)             Acquired in December 2017. Includes Lagou Information HongKong Limited, a wholly owned Hong Kong subsidiary, which is the shareholder of Beijing Lagou Science and Technology Co, Ltd., a PRC wholly foreign owned enterprise.

(2)             Includes Shanghai Wang Ju Human Resource Consulting Co., Ltd., incorporated in the PRC, which conducts human resource services and is 70% owned by 51net HR and 30% owned by Run An.

(3)             In addition, 51net directly or indirectly wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd.; and Wuhan Wang Cai Information Technology Co., Ltd.

(4)             Includes six PRC subsidiaries of Tech JV: Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Yishu Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; Shanghai Pinyi Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; Shanghai Qianjin Advertising Co., Ltd., an 80% owned subsidiary which conducts advertising services; Shanghai Wang Cai Advertising Co., Ltd., a subsidiary jointly owned by Shanghai Qianjin Advertising Co., Ltd. and Tech JV which conducts advertising services; and Beijing Zhiding Youyuan Management Consulting Co., Ltd., a 60% owned subsidiary which conducts human resource services.

(5)             Includes Beijing Lagou Network Technology Co., Ltd., a 60% owned PRC subsidiary which conducts online recruitment services.

(6)             Includes Qianjin Zhong Cheng Technology (Wuhan) Co., Ltd., a wholly owned PRC subsidiary which has no current operations.

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

Tech JV and its subsidiaries recognize most of our revenues and receive most of the cash payments from our clients. Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interest in AdCo that is held by Qian Cheng. As a result, the historical financial results of these entities have been consolidated in our financial statements. For a discussion on the contractual arrangements among our entities, see “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

D.                Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 18,840 square meters across two locations in Wuhan. We also maintain a large sales office in downtown Shanghai comprising approximately 3,230 square meters. In addition, we lease space for our network of sales offices in Beijing, Changchun, Changsha, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guiyang, Hangzhou, Harbin, Hefei, Jinan, Kunming, Nanjing, Ningbo, Qingdao, Shanghai, Shenyang, Shenzhen, Suzhou, Tianjin, Wuhan, Xian and Zhengzhou. As of the date of this annual report, we have leases for office space totaling approximately 40,200 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

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

A.                Operating Results

Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. We offer recruitment advertising services which include online recruitment and, historically, print advertising services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and placement services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

For the year ended December 31, 2017, our online recruitment services generated approximately 65% of our revenues with the remaining 35% from our other human resource related services.

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

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. Recently, the growth rate of China’s gross domestic product slowed in 2014, 2015 and 2016. If there are slowdowns or other adverse developments in China’s economic growth, we may experience material changes in market demand and customer spending, each of which would adversely affect our financial condition and operating results, such as negative or lower revenue growth rates, margin contraction and decreased profitability.

•                      Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices in 25 cities across China and cover 171 additional geographies through a national sales and customer service call center. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.

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

•                      Increasing Acceptance of New Recruitment Channels and Human Resource Services. While we have experienced growth in our recruitment advertising services, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing, training and assessment services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.

•                      Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend upon the continuing increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 772 million in 2017, ranking China as the largest market of Internet users in the world. We believe that further development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our recruitment advertising services, primarily our online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, training, campus recruitment and placement services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
Revenues:
Online recruitment services	64.5%	65.2%	65.0%
Print advertising	0.3	—	—
Other human resource related revenues	35.2	34.8	35.0
Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2015 compared to 2014	2016 compared to 2015	2017 compared to 2016
Online recruitment services	8.7%	14.1%	21.0%
Print advertising	(62.6)	—	—
Other human resource related revenues	16.6	11.5	22.3
Total revenues	10.8%	12.9%	21.4%

Recruitment Advertising Revenues

We receive recruitment advertising revenues from the fees that employers pay us for our online recruitment services and, historically, our print advertising services.

Online Recruitment Services Revenues. We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our websites and mobile applications, downloading information from our online resumé database and utilizing our recruitment management tools and systems. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within our platforms. While we do not charge job seekers for accessing our websites and using basic functions, including the ability to register and maintain a user account, search and browse job postings and submit job applications, certain enhanced services are available to job seekers for a fee.

We believe that the increase of our online recruitment services revenues has been characterized by a combination of greater acceptance of the Internet as a recruitment medium in China and our effectiveness in increasing the number of employers using our online recruitment services.

For the future, we expect the growth of our online recruitment services revenues will continue to be driven by an increase in the number of unique employers using these services as well as higher average revenue per unique employer due to our up-selling efforts and potential price adjustments over time. In addition, two opposing trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically mitigated or offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platforms and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

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

Print Advertising Revenues. We generated our print advertising revenues from fees that we charged employers for placing recruitment and related advertisements in 51job Weekly. Due to the growing acceptance of online recruitment services by employers and our belief that the demand and future use of print advertising services for recruitment purposes was limited, we had decided to gradually discontinue the publication of 51job Weekly in local cities since 2010 and had completely ceased all print advertising operations in 2015.

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our training services, we receive a registration fee per each participant who attends our seminars and workshops. For our campus recruitment services, we charge employers fees for preparing a customized campus recruitment strategic plan, promoting their image to students and schools, and handling on-campus logistics and administrative tasks. For engaging our placement and executive search services, we receive fees for identifying prospective candidates, conducting interviews and completing new hires on behalf of employers. In addition, we also charge enterprises for utilizing our professional assessment services, purchasing our studies and reports on compensation and other human resource topics, and for participating in our industry conferences. We expect to continue to expand our outsourcing and training businesses and aim to develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our recruitment advertising services over time.

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

Effective January 1, 2012, the State Council instituted a business tax to VAT transformational pilot program in Shanghai. Under this program, industries subject to business tax were transitioned to VAT payers. As of May 1, 2016, the VAT program was expanded to cover all industries in the PRC, and we ceased paying business tax in the PRC.

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

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
Cost of services	(27.7)%	(28.4)%	(26.8)%
Total operating expenses	(44.7)%	(45.4)%	(42.6)%

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

Cost of Services

Our cost of services primarily consists of salary and employee compensation, subcontracting expenses, costs related to training materials and contracted instructors, and data storage and bandwidth costs. The majority of our employee compensation and other costs of services are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. While we expect that our cost of services in absolute amount will increase as we expand our business operations, we aim to lower this cost as a percentage of net revenues over time through greater economies of scale and scope as well as improved efficiency and productivity. However, cost of services as a percentage of net revenues increased in 2016 due to the implementation of the VAT policy change in 2016 on other human resource related revenues which reduced the amount of net revenues recognized.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
Operating expenses:
Sales and marketing	(31.9)%	(33.5)%	(32.2)%
General and administrative	(12.8)	(11.9)	(10.4)
Total operating expenses	(44.7)%	(45.4)%	(42.6)%

Our sales and marketing expenses primarily consist of salaries, commissions and share-based compensation for our sales and marketing staff, advertising and promotion expenses, and expenses for our management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including customer demand, competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brands and services. We expect to continue to invest resources to strengthen our market position and brands, to expand our sales force and to promote new products and services. Although we expect that our sales and marketing expenses in absolute amount will increase as we grow our businesses, we aim to maintain these expenses as a percentage of net revenues at a stable or lower level over time by focusing on operational scalability and efficiency improvements. However, sales and marketing expenses as a percentage of net revenues increased in 2016 due to higher employee compensation expenses, expansion of our sales team and greater spending on marketing and promotional activities.

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

PRC

In March 2007, the National People’s Congress enacted the EIT Law (as amended in February 2017), which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. The current preferential tax status is valid through 2017, and Tech JV will seek to further renew this status with local tax authorities in 2018. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

The amount of income tax payable by our PRC subsidiaries and affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the EIT rate applicable to, each of the subsidiaries and affiliated entities, and our effective tax rate depends in part on the extent of each of our subsidiaries’ and affiliated entities’ relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and may recognize losses from foreign currency translation and from the change in fair values of financial instruments, which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the EIT rate in our history, including in 2017.

Moreover, under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2017, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

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

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount. We have early adopted the Financial Accounting Standards Board’s Accounting Standard Update No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” prospectively starting from 2016 and classified all deferred tax assets and liabilities as non-current items on our consolidated balance sheet as of December 31, 2016 and 2017.

We had deferred tax assets, net of valuation allowance, of RMB2.4 million, RMB0.8 million and RMB12.9 million (US$2.0 million) as of December 31, 2015, 2016 and 2017, respectively. We had deferred tax liabilities of RMB34.8 million, RMB57.2 million and RMB121.3 million (US$18.7 million) as of December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2015, 2016 and 2017, we recognized aggregate valuation allowances of RMB1.9 million, RMB2.4 million and RMB39.6 million (US$6.1 million), respectively. The increase in 2017 was related to the acquisition of Lagou, which has incurred operating losses and has tax loss carryforwards. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 “Income Taxes — Overall — Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2015, 2016 and 2017, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB85.9 million in 2015, RMB86.1 million in 2016 and RMB86.0 million (US$13.2 million) in 2017 in connection with the grant of options to our employees, executives and directors.

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

We have entered into contractual arrangements with Qian Cheng and Run An under which we bear all of their economic risks and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng and Run An under ASC 810 “Consolidation,” or ASC 810. Qian Cheng is wholly owned by Run An. Run An is jointly owned by Jingwu Chen and Tao Wang, PRC nationals and long-time members of our senior management team.

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

Long-Term Investments

Our long-term investments include cost method investments in privately-held companies and available-for-sale investments. For investees over which we do not have significant influence and a controlling interest, we account for these investments under the cost method. We review our cost method investments for other-than-temporary impairment by considering available quantitative and qualitative factors, such as current market conditions and the operating performance of the investees. No other-than-temporary impairment charge was incurred in the years ended December 31, 2015, 2016 and 2017. Available-for-sale investments are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

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

Impairment of Long-Lived Assets Other Than Goodwill

We assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2015, 2016 and 2017. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

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

We had no goodwill impairment for the years ended December 31, 2015, 2016 and 2017.

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

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB70.6 million, RMB97.1 million and RMB86.3 million (US$13.3 million) for the years ended December 31, 2015, 2016 and 2017, respectively. We cannot assure you if or when we will receive such government subsidies in the future.

Recent Accounting Pronouncements

See Note 2(y) to our consolidated financial statements included elsewhere in this annual report for discussion on recent accounting pronouncements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	1,356,442	66.0	1,547,143	66.2	1,871,700	65.7
Print advertising	5,328	0.3	—	—	—	—
Other human resource related revenues	740,119	36.0	825,552	35.3	1,009,515	35.4

Total revenues	2,101,889	102.3	2,372,695	101.5	2,881,215	101.1

Less: Business tax and surcharges	(46,669)	(2.3)	(34,361)	(1.5)	(32,623)	(1.1)

Net revenues	2,055,220	100.0	2,338,334	100.0	2,848,592	100.0

Cost of services(1)	(569,979)	(27.7)	(663,001)	(28.4)	(763,440)	(26.8)

Gross profit	1,485,241	72.3	1,675,333	71.6	2,085,152	73.2

Operating expenses(1):
Sales and marketing	(654,468)	(31.9)	(783,492)	(33.5)	(917,784)	(32.2)
General and administrative	(263,067)	(12.8)	(280,002)	(11.9)	(296,608)	(10.4)

Total operating expenses	(917,535)	(44.7)	(1,063,494)	(45.4)	(1,214,392)	(42.6)

Income from operations	567,706	27.6	611,839	26.2	870,760	30.6

Gain (Loss) from foreign currency translation	(55,857)	(2.7)	238	0.0	3,630	0.1
Interest and investment income, net	93,548	4.5	58,933	2.5	77,009	2.7
Change in fair value of convertible senior notes	67,168	3.3	(69,439)	(3.0)	(496,175)	(17.4)
Other income, net	71,533	3.5	98,315	4.2	87,032	3.0

Income before income tax expense	744,098	36.2	699,886	29.9	542,256	19.0

Income tax expense	(126,301)	(6.1)	(134,699)	(5.7)	(169,493)	(5.9)

Net income	617,797	30.1	565,187	24.2	372,763	13.1

Net loss (income) attributable to non-controlling interests	260	0.0	791	0.0	(874)	(0.0)

Net income attributable to 51job, Inc.	618,057	30.1	565,978	24.2	371,889	13.1

(1) Share-based compensation:
Included in cost of services	(13,770)	(0.7)	(14,080)	(0.6)	(14,029)	(0.5)
Included in operating expenses:
Sales and marketing	(11,837)	(0.6)	(12,104)	(0.5)	(12,060)	(0.4)
General and administrative	(60,338)	(2.9)	(59,886)	(2.6)	(59,879)	(2.1)

2017 Compared to 2016

Total Revenues. Our total revenues increased 21.4% to RMB2,881.2 million (US$442.8 million) in 2017 from RMB2,372.7 million in 2016. This increase was driven by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 21.0% to RMB1,871.7 million (US$287.7 million) in 2017 from RMB1,547.1 million in 2016. The growth was driven by an increase in the number of unique employers utilizing our online recruitment services as well as an increase in the average revenue per unique employer. We estimate that the number of unique employers increased 12.7% to 519,257 in 2017 from 460,811 in 2016 primarily due to new customer additions. Although the prices we charged for our online services were relatively unchanged in 2017, our average revenue per unique employer increased 7.4% in 2017, mainly due to successful up-selling efforts which resulted in the purchase of higher value and/or multiple services by customers.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 22.3% to RMB1,009.5 million (US$155.2 million) in 2017 from RMB825.6 million in 2016. This growth was primarily due to greater customer acceptance and demand for our business process outsourcing, training, assessment and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 21.8% to RMB2,848.6 million (US$437.8 million) in 2017 from RMB2,338.3 million in 2016. Government surcharges were RMB32.6 million (US$5.0 million) in 2017 compared with total business tax incurred prior to the adoption of VAT and government surcharges of RMB34.4 million in 2016.

Cost of Services. Our cost of services increased 15.1% to RMB763.4 million (US$117.3 million) in 2017 from RMB663.0 million in 2016. This increase was primarily due to higher salaries, staff additions and greater subcontracting expenses in 2017. However, our cost of services as a percentage of net revenues decreased in 2017 driven by improved operating and service efficiency. Our cost of services in 2017 also included share-based compensation expense of RMB14.0 million (US$2.2 million) compared with RMB14.1 million in 2016.

Gross Profit. As a result of the above factors, our gross profit increased 24.5% to RMB2,085.2 million (US$320.5 million) in 2017 from RMB1,675.3 million in 2016. Our gross profit margin, which is our gross profit as a percentage of net revenues, was 73.2% in 2017 compared with 71.6% in 2016.

Operating Expenses. Our total operating expenses increased 14.2% to RMB1,214.4 million (US$186.6 million) in 2017 from RMB1,063.5 million in 2016. The increase in our operating expenses was mainly due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 17.1% to RMB917.8 million (US$141.1 million) in 2017 from RMB783.5 million in 2016. This increase was principally driven by higher employee compensation, the net addition of approximately 200 salespeople and greater spending on brand advertising activities. Our advertising and promotion expenses increased 3.3% to RMB130.4 million (US$20.0 million) in 2017 from RMB126.2 million in 2016. Our sales and marketing expenses in 2017 included share-based compensation expense of RMB12.1 million (US$1.9 million), relatively unchanged compared with 2016.

•                      General and Administrative Expenses. Our general and administrative expenses increased 5.9% to RMB296.6 million (US$45.6 million) in 2017 from RMB280.0 million in 2016. This increase was primarily due to higher employee compensation, provision for doubtful accounts and office expenses. Our general and administrative expenses in 2017 included share-based compensation expense of RMB59.9 million (US$9.2 million), relatively unchanged compared with 2016.

Income from Operations. As a result of the above factors, our income from operations increased 42.3% to RMB870.8 million (US$133.8 million) in 2017 from RMB611.8 million in 2016. Our operating margin, which is our income from operations as a percentage of net revenues, was 30.6% in 2017 compared with 26.2% in 2016.

Gain from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB3.6 million (US$0.6 million) in 2017 compared with RMB0.2 million in 2016. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2017, we realized a gain of RMB85.9 million (US$13.2 million) on our U.S. dollar-denominated convertible senior notes issued in 2014, which was largely offset by a loss of RMB82.3 million (US$12.6 million) on our U.S. dollar cash deposits. For more information about China’s foreign exchange policy, see “Item 4. — Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income increased 30.7% to RMB77.0 million (US$11.8 million) in 2017 from RMB58.9 million in 2016. The increase was mainly due to a higher balance and income earned on our interest bearing bank deposits, which was partially offset by higher interest expense associated with our U.S. dollar-denominated convertible senior notes, which increased to RMB37.8 million (US$5.8 million) in 2017 from RMB37.3 million in 2016 due to changes in the exchange rate of the Renminbi against the U.S. dollar in 2017.

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB496.2 million (US$76.3 million) in 2017 compared with RMB69.4 million in 2016. The large non-cash loss in 2017 was a result of the significant increase in the market price of our ADSs traded on the NASDAQ Global Select Market during the year and its corresponding effect on the fair value of the convertible senior notes.

Other Income, Net. Other income decreased 11.5% to RMB87.0 million (US$13.4 million) in 2017 compared to RMB98.3 million in 2016 mainly due to a decrease in financial incentives received from local tax authorities, which totaled RMB86.3 million (US$13.3 million) in 2017 compared with RMB97.1 million in 2016.

Income Tax Expense. Our income tax expense increased 25.8% to RMB169.5 million (US$26.1 million) in 2017 compared with RMB134.7 million in 2016. Our effective tax rate increased to 31.3% in 2017 compared with 19.2% in 2016 primarily due to an increase in non-tax deductible items, such as the change in the fair value of convertible senior notes, which comprised a significant portion of the income before income tax expense.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income decreased 34.3% to RMB371.9 million (US$57.2 million) in 2017 from RMB566.0 million in 2016.

2016 Compared to 2015

Total Revenues. Our total revenues increased 12.9% to RMB2,372.7 million in 2016 from RMB2,101.9 million in 2015. This increase was driven by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 14.1% to RMB1,547.1 million in 2016 from RMB1,356.4 million in 2015. The growth was primarily due to an increase in the number of unique employers utilizing our online recruitment services as well as an increase in the average revenue per unique employer. We estimate that the number of unique employers increased 13.3% to 460,811 in 2016 from 406,880 in 2015 mainly due to successful new customer acquisition. Although the pricing of like-for-like services has been generally unchanged in recent years, our average revenue per unique employer grew 0.7% in 2016 as a result of the efforts of our sales force to increase spending with the purchase of multiple and/or higher value online services by existing customers, which was partially offset by new customer growth.

•                      Print Advertising. We had no print advertising revenues in 2016 compared with RMB5.3 million in 2015 as we had ceased all print advertising operations as of December 31, 2015.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 11.5% to RMB825.6 million in 2016 from RMB740.1 million in 2015. This growth was primarily driven by increased usage of our business process outsourcing and seasonal campus recruitment services, which was partially offset by the impact of a government policy change from business tax to VAT during 2016 that increased taxation and reduced the amount of revenues we recognize from our other human resource related services.

Net Revenues. Our net revenues increased 13.8% to RMB2,338.3 million in 2016 from RMB2,055.2 million in 2015. Effective May 1, 2016, we ceased paying business tax and all of our PRC subsidiaries and affiliated entities became subject to VAT. VAT is excluded in the recognition of revenues and recorded as taxes payable, while business tax is deducted from gross revenues to arrive at net revenues. The amount of business tax, incurred prior to the full adoption of VAT, and government surcharges totaled RMB34.4 million in 2016 compared with business tax and surcharges of RMB46.7 million in 2015.

Cost of Services. Our cost of services increased 16.3% to RMB663.0 million in 2016 from RMB570.0 million in 2015. This increase was mainly driven by higher employee compensation, headcount additions and greater subcontracting expenses in 2016. Our cost of services as a percentage of net revenues increased in 2016 mainly due to these higher expenses outpacing revenue growth, which was affected by the reduction in revenue recognition from the VAT policy change on other human resource related revenues. Our cost of services in 2016 also included an increase in share-based compensation expense to RMB14.1 million compared with RMB13.8 million in 2015.

Gross Profit. As a result of the above factors, our gross profit increased 12.8% to RMB1,675.3 million in 2016 from RMB1,485.2 million in 2015. Our gross profit margin was 71.6% in 2016 compared with 72.3% in 2015.

Operating Expenses. Our total operating expenses increased 15.9% to RMB1,063.5 million in 2016 from RMB917.5 million in 2015. The increase in our operating expenses was primarily due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 19.7% to RMB783.5 million in 2016 from RMB654.5 million in 2015. This increase was primarily due to higher employee salaries, commissions and bonuses, the net addition of approximately 430 salespeople and greater spending on brand advertising and new product marketing activities. Our advertising and promotion expenses increased 2.0% to RMB126.2 million in 2016 from RMB123.7 million in 2015. Our sales and marketing expenses in 2016 included an increase in share-based compensation expense to RMB12.1 million compared with RMB11.8 million in 2015.

•                      General and Administrative Expenses. Our general and administrative expenses increased 6.4% to RMB280.0 million in 2016 from RMB263.1 million in 2015. This increase was mainly due to higher employee compensation and office expenses. Our general and administrative expenses in 2016 included share-based compensation expense of RMB59.9 million compared with RMB60.3 million in 2015.

Income from Operations. As a result of the above factors, our income from operations increased 7.8% to RMB611.8 million in 2016 from RMB567.7 million in 2015. Our operating margin was 26.2% in 2016 compared with 27.6% in 2015.

Gain (Loss) from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB0.2 million in 2016 compared with a loss of RMB55.9 million in 2015. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2016, we realized a gain of RMB79.6 million on our U.S. dollar cash deposits, which was largely offset by a loss of RMB79.4 million on our U.S. dollar-denominated convertible senior notes issued in 2014.

Interest and Investment Income, Net. Our interest and investment income decreased 37.0% to RMB58.9 million in 2016 from RMB93.5 million in 2015. The decrease was primarily due to lower interest rates and less income earned on our interest bearing bank deposits as well as higher interest expense associated with our U.S. dollar-denominated convertible senior notes, which increased to RMB37.3 million in 2016 from RMB35.0 million in 2015 due to the depreciation of the Renminbi against the U.S. dollar in 2016.

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB69.4 million in 2016 compared with a gain of RMB67.2 million in 2015 associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Other Income, Net. Other income increased 37.4% to RMB98.3 million in 2016 compared to RMB71.5 million in 2015 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB97.1 million in 2016 compared with RMB70.6 million in 2015.

Income Tax Expense. Our income tax expense increased 6.6% to RMB134.7 million in 2016 compared with RMB126.3 million in 2015. Our effective tax rate increased to 19.2% in 2016 compared with 17.0% in 2015 primarily due to an increase in non-tax deductible items, such as the change in the fair value of convertible senior notes, which comprised a material portion of the income before income tax expense.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income decreased 8.4% to RMB566.0 million in 2016 from RMB618.1 million in 2015.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2015, 2016 and 2017 were increases of 1.4%, 2.0% and 1.6%, respectively. The year-over-year percent changes in the consumer price index for February 2016, 2017 and 2018 were an increase of 2.3%, 0.8% and 2.9%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                Liquidity and Capital Resources

Liquidity

Our liquidity from 2015 to 2017 has been principally affected by net cash generated from operating activities, our purchases of businesses, investments and equipment, the repurchase of our ADSs and the exercise of stock options.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	864,450	1,086,877	1,441,703	221,585
Net cash used in investing activities	(743,682)	(489,328)	(1,434,256)	(220,441)
Net cash provided by (used in) financing activities	(73,796)	160,493	424,415	65,232
Effect of foreign exchange rate changes on cash	4,284	37,680	(60,460)	(9,293)
Net increase in cash	51,256	795,722	371,402	57,083

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2017 was RMB1,441.7 million (US$221.6 million) compared with RMB1,086.9 million in 2016. The increase was principally driven by strong growth in our revenues and net income, as adjusted for a net add-back of RMB672.4 million (US$103.3 million) in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, significant change in fair value of convertible senior notes and deferred tax expense; an increase in advance from customers of RMB234.5 million (US$36.0 million), primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase; an increase in other payables and accruals of RMB183.7 million (US$28.2 million), primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase of taxes payable of RMB74.4 million (US$11.4 million). The increase in net cash provided by operating activities in 2017 was partially offset by an increase in accounts receivable of RMB74.4 million (US$11.4 million), and an increase in prepayments and other current assets of RMB35.1 million (US$5.4 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Our net cash provided by operating activities in 2016 was RMB1,086.9 million compared with RMB864.5 million in 2015. The increase was principally driven by growth in our revenues and net income, as adjusted for an add-back of RMB255.1 million in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible senior notes and deferred tax expense; an increase in other payables and accruals of RMB156.2 million, primarily due to an increase in receipts from our customers that will be remitted to third parties; an increase in advance from customers of RMB91.8 million, primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase; and an increase of taxes payable of RMB46.2 million. The increase in net cash provided by operating activities in 2016 was partially offset by an increase in prepayments and other current assets of RMB31.7 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB1,434.3 million (US$220.4 million) in 2017 compared with RMB489.3 million in 2016. The increase was primarily due to the acquisition of Lagou at a purchase price of RMB786.2 million (US$118.9 million), as well as greater purchases of short-term investments and long-term investments in 2017.

Our net cash used in investing activities was RMB489.3 million in 2016 compared with RMB743.7 million in 2015. The decrease was primarily due to fewer purchases of short-term investments and property and equipment, which was offset by RMB126.7 million in the purchase of available-for-sale securities, which consisted of an investment in a company that provides online and offline accounting and finance training courses in China.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB424.4 million (US$65.2 million) in 2017, which principally consisted of proceeds from the exercise of stock options, compared with RMB160.5 million in 2016.

Our net cash provided by financing activities was RMB160.5 million in 2016, which consisted of proceeds from the exercise of stock options, compared with net cash used in financing activities of RMB73.8 million in 2015, which was primarily related to the repurchase of our ADSs.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2017, we had RMB7,132.3 million (US$1,096.2 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year, and investment products issued by financial institutions with a variable interest rate indexed to the performance of underlying assets.

As of December 31, 2017, we had RMB1,668.0 million (US$256.4 million) in debt, which consists of our convertible senior notes. In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019. The notes may be converted into our ADSs at the option of the holders if the conversion criteria are met. In connection with the notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options are intended to facilitate privately negotiated transactions by which investors in the notes are able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes.

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

Our capital expenditures totaled RMB92.6 million, RMB47.3 million and RMB25.6 million (US$3.9 million) in 2015, 2016 and 2017, respectively. These capital expenditures were primarily for the purchases of computers, servers, office equipment, furnishings and software as well as the purchases of office space from time to time. In 2015, we paid RMB43.8 million for office space in Shanghai. As of December 31, 2017, our primary capital commitment was RMB4.1 million (US$0.6 million) in connection with capital expenditures of electronic equipment.

C.                Research and Development, Patents and Licenses, Etc.

We employ a staff of approximately 700 website designers and software developers to design and update our websites, mobile applications and create our proprietary software. We did not incur material expenditures with respect to our research and development activities in any year from 2015 to 2017. We intend to continue to upgrade our proprietary management systems, search engine methodology and information technology as we grow our business operations and keep up with evolving user needs and behavior. For more information on our technology operations, see “Item 4. — Information on the Company — Business Overview — Technology.”

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                 Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Convertible senior notes with principal and interest	1,177,051	36,476	1,140,575	—	—
Operating lease obligations	125,765	64,565	47,364	13,836	—
Purchase obligations	11,533	11,533	—	—	—
Total	1,314,349	112,574	1,187,939	13,836	—

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

Rental expenses incurred under operating leases were RMB48.8 million in 2015, RMB50.9 million in 2016 and RMB53.4 million (US$8.2 million) in 2017.

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

G.               Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

The names of our directors and senior management, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	51	Chairman of the board and independent director
Rick Yan	55	Director, chief executive officer, president and secretary
Junichi Arai	52	Non-executive director
Li-Lan Cheng(1) (2)	53	Independent director
Eric He(1) (3)	58	Independent director
Kathleen Chien	48	Chief operating officer and acting chief financial officer
David Weimin Jin	47	Senior vice president
Jingwu Chen	50	Senior vice president
Tao Wang	55	Vice president

(1)             Member of audit committee.

(2)             Member of compensation committee.

(3)             Member of nominating and corporate governance committee.

There are no family relationships among any of the directors or senior management of our company.

Biographical Information

David K. Chao is the chairman of the board of directors of our company. Mr. Chao is an independent director who has been a member of our board since 2000. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$3.5 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a publicly traded provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of Renren Inc., which operates a social networking service and Internet finance business in China that is listed on the New York Stock Exchange, and numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) from Brown University and his Master of Business Administration degree from Stanford University.

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

Junichi Arai is a director of our company. Mr. Arai has been a director of our company since May 2017. Mr. Arai is a corporate officer of Recruit Holdings Co., Ltd., a leading human resource and information services company in Japan that is listed on the Tokyo Stock Exchange, since November 2016. Mr. Arai is responsible for Recruit’s capital market strategies in the finance department and corporate planning department. Prior to joining Recruit, Mr. Arai had an extensive career in investment banking, especially in strategic advisory services, for 28 years. He worked at Lehman Brothers Japan, Morgan Stanley Japan and Mitsubishi UFJ Securities and also co-founded Nakamura Arai Partners, a small boutique advisory firm, in 2011. Mr. Arai received his Bachelor degree in Economics from Keio University in 1988.

Li-Lan Cheng is a director of our company. Mr. Cheng has been an independent director of our company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company in China, since 2012 and served as its chief financial officer from 2006 to 2012. Mr. Cheng has also been the acting chief financial officer of Leju Holdings Limited, a leading online-to-offline real estate services provider in China that is listed on the New York Stock Exchange and an affiliate of E-House, since June 2017. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng received his Bachelor degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Eric He is a director of our company. Mr. He has been an independent director of our company since July 2014. From August 2011 to May 2017, Mr. He was the chief financial officer of YY Inc., a leading live streaming social media platform in China that is listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, she was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., she completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community. Ms. Chien currently serves as a board member of Vipshop Holdings Ltd., a leading online discount retailer for brands in China listed on the New York Stock Exchange. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley.

David Weimin Jin is a senior vice president of our company. Mr. Jin joined our company in 2000. Prior to joining our company, Mr. Jin held sales management positions in large multinational companies in Xian, including three years at Shell (China) Limited and one year with Colgate-Palmolive Co., Ltd. Mr. Jin received a Bachelor of Science degree in Engineering from Xidian University.

Jingwu Chen is a senior vice president of our company. Mr. Chen joined our company in 2000. Prior to joining our company, Mr. Chen worked as a senior sales manager in the consumer goods industry for more than 10 years including Amway (China) and Mars Foods (China). He received his Bachelor degree in Business Administration from Zhongnan University of Economics and Law in Wuhan.

Tao Wang is a vice president of our company. Mr. Wang joined our company in 2000. Prior to joining our company, Mr. Wang spent four years as a senior consultant at Bain & Company. Also, he served as a representative and the general manager of a joint venture company in Wuhan for TI Group Asia Pacific. Earlier in his career, Mr. Wang held engineering and project management positions at the PRC Ministry of Aerospace Industry in China. Mr. Wang received a Bachelor of Science degree in Math from Shandong University and a Master of Engineering degree from the Second Academy under the PRC Ministry of Aerospace Industry. Mr. Wang also holds a Master of Business Administration degree from the Business School at University of Warwick in the United Kingdom.

B.                Compensation

Compensation of Directors and Senior Management

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2017, the aggregate cash compensation to our non-executive directors as a group was approximately US$75,000. In 2017, we granted options to acquire 120,000 common shares to two non-executive directors. See “— Stock-Based Compensation Plans” below.

For the year ended December 31, 2017, the aggregate cash compensation to our senior management as a group was approximately RMB16.0 million (US$2.5 million). We granted options to acquire an aggregate of 480,000 common shares to our senior management in 2017.

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

The following table summarizes the options granted to our directors, senior management and other employees and individuals under our option plans during the periods indicated.

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2015
David K. Chao	150,000	34.48	November 12, 2015	November 11, 2021
Rick Yan	144,000	31.04	May 29, 2015	May 28, 2021
Kathleen Chien	144,000	31.04	May 29, 2015	May 28, 2021
David Weimin Jin	72,000	31.04	May 29, 2015	May 28, 2021
Tao Wang	64,800	31.04	May 29, 2015	May 28, 2021
Jingwu Chen	57,600	31.04	May 29, 2015	May 28, 2021
Other employees and individuals	783,600	31.04	May 29, 2015	May 28, 2021
Other employees and individuals	26,400	30.97	October 16, 2015	October 15, 2021
	1,442,400

Granted in 2016
Rick Yan	144,000	34.28	September 28, 2016	September 27, 2022
Kathleen Chien	144,000	34.28	September 28, 2016	September 27, 2022
Jingwu Chen	72,000	34.28	September 28, 2016	September 27, 2022
Tao Wang	48,000	34.28	September 28, 2016	September 27, 2022
David Weimin Jin	36,000	34.28	September 28, 2016	September 27, 2022
Other employees and individuals	678,600	34.28	September 28, 2016	September 27, 2022
Other employees and individuals	34,800	33.80	December 30, 2016	December 29, 2022
	1,157,400

Granted in 2017
Rick Yan	180,000	56.68	August 21, 2017	August 20, 2023
Kathleen Chien	180,000	56.68	August 21, 2017	August 20, 2023
Jingwu Chen	72,000	56.68	August 21, 2017	August 20, 2023
Junichi Arai	60,000	56.68	August 21, 2017	August 20, 2023
Li-Lan Cheng	60,000	56.68	August 21, 2017	August 20, 2023
Tao Wang	48,000	56.68	August 21, 2017	August 20, 2023
Other employees and individuals	679,872	56.68	August 21, 2017	August 20, 2023
	1,279,872

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

Our audit committee is responsible for, among other things:

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

Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

Our compensation committee is responsible for, among other things:

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

Our nominating and corporate governance committee is responsible for, among other things:

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

D.                Employees

We had 6,567 employees, 7,373 employees and 7,637 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2017.

Sales and account management	4,065
Customer service and production	2,059
Technology and online operations	695
Search and training consultants	222
Marketing and merchandising	113
General and administrative	483
Total	7,637	*

*                     Includes 670 temporary, part-time and contract employees.

The above table does not include approximately 500 employees of Lagou, which we acquired just prior to December 31, 2017.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E.                Share Ownership

There are no different voting rights among our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding the share ownership of our directors and officers, see “Item 7. — Major Shareholders and Related Party Transactions — Major Shareholders.” For information as to stock options granted to our directors, senior management and other employees, see “— Compensation — Stock-Based Compensation Plans.”

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2018, unless otherwise stated:

•                      by each of our directors and members of senior management; and

•                      each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 61,863,004 common shares outstanding as of February 28, 2018 and the number of common shares underlying options that have vested or will vest within 60 days after February 28, 2018. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%

Directors and senior management:
Rick Yan	12,986,519	20.8
Kathleen Chien	1,869,238	3.0
David K. Chao(1)	*	*
Tao Wang	*	*
Jingwu Chen	*	*
David Weimin Jin	*	*
Eric He	*	*
Li-Lan Cheng	*	*
Junichi Arai(2)	—	—
All directors and senior management as a group	15,534,130	24.6

Principal shareholders:
Recruit Holdings Co., Ltd.(2)	23,443,981	37.9
Rick Yan	12,986,519	20.8
Harding Loevner LP(3)	4,785,523	7.7

*                     Less than 1% of our total outstanding common shares.

(1)             The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)             The address of Junichi Arai and Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

(3)             Represents 4,785,523 common shares in the form of ADSs held by Harding Loevner LP. The information regarding beneficial ownership is as of December 31, 2017, based on the information contained in the Schedule 13G (Amendment No. 2) filed by Harding Loevner LP on February 12, 2018. The address of Harding Loevner LP is 400 Crossing Blvd., Bridgewater, NJ 08807.

To our knowledge, as of February 28, 2018, 27,221,955 common shares were held by six record holders with addresses in the United States, representing approximately 44% of our common shares outstanding. Of this total, 25,786,095 common shares (excluding 10,650,076 common shares that we have reserved for issuance upon exercise of our outstanding options) were held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2015, 2016 and 2017. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007, and supplemented and amended as of September 4, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2015, 2016 and 2017. The technical and consulting service agreement is valid to September 11, 2027 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

Equity Pledge Agreement

As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE under an equity pledge agreement. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. The shareholders of Run An have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Run An equity pledge agreement. The equity pledge agreement was entered into on September 4, 2017 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and January 2014, and between WFOE and Qian Cheng’s shareholders in May 2004. The pledge of the equity interest by the shareholders of Run An to WFOE has been registered with the relevant bureau of the SAIC in Beijing.

Exclusive Purchase Option Agreement

WFOE has entered into an exclusive purchase option agreement with the shareholders of Run An, dated as of January 27, 2014, and supplemented and amended as of September 4, 2017, under which WFOE or its designee is granted an irrevocable option to purchase all or a portion of their equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. The purchase price shall be equal to the contribution actually made by the shareholder for his equity interest in Run An. If the lowest price permitted under PRC law is above the contribution actually made by the shareholder, the premium shall be paid to Tech JV in accordance with the terms of the loan agreements described below. The exclusive purchase option agreement has the same term as the Run An technical and consulting service agreement. WFOE also has the exclusive right to terminate the agreement at any time by delivering a written notice to the shareholders of Run An.

Powers of Attorney

In conjunction with the signing of the equity pledge agreement and the exclusive purchase option agreement, the shareholders of Run An has each signed an irrevocable power of attorney to appoint WFOE, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of Run An that need to be decided by its shareholders. Because Qian Cheng is a wholly owned subsidiary of Run An and Wuhan AdCo is a wholly owned subsidiary of Qian Cheng, through controlling all material matters of Run An (including but not limited to all material operational matters and the appointment and removal of directors and senior management), WFOE also has indirect control on all material matters of Qian Cheng and Wuhan AdCo. Each power of attorney was entered into on January 27, 2014, and supplemented and amended as of September 4, 2017, and will remain effective for as long as Run An exists. The shareholders of Run An are not entitled to terminate or amend the terms of the power of attorney without prior written consent from WFOE.

Other Agreements

Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007, and supplemented and amended as of September 4, 2017, with the shareholders of Run An for the sole and exclusive purpose to fund the capitalization of Run An. A loan amount of RMB3.0 million was provided to each individual to acquire a 50% equity interest in Run An. The loans can be repaid only with the proceeds received from the transfer of the shareholders’ equity interest in Run An to Tech JV or its designee. The term of the interest-free loan agreements is valid to September 11, 2027 and may be extended upon written consent of the parties.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2017, there were outstanding options to purchase an aggregate of 4,806,982 common shares in our company. For a description of our share option plans and these option grants, see “Item 6. — Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Related Party Transactions with Recruit

We have entered into royalty agreements with Recruit Management Solutions Co., Ltd., or RMS, and Recruit Career Co., Ltd., or RCC, which are wholly owned subsidiaries of Recruit, for the use of training and online assessment materials. The royalty fees charged by RMS were RMB0.1 million, RMB0.2 million and RMB0.3 million (US$0.04 million) during the years ended December 31, 2015, 2016 and 2017, respectively. The royalty fees charged by RCC were RMB0.2 million, RMB0.06 million and RMB0.02 million (US$3,100) during the years ended December 31, 2015, 2016 and 2017, respectively.

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

	Trading price
	High	Low
	US$	US$
Annual highs and lows
2013	40.00	23.64
2014	43.00	29.24
2015	38.12	22.32
2016	35.87	25.33
2017	65.85	31.25

Quarterly highs and lows
First quarter 2016	33.49	25.33
Second quarter 2016	32.78	27.56
Third quarter 2016	35.26	28.02
Fourth quarter 2016	35.87	31.58
First quarter 2017	37.93	31.25
Second quarter 2017	46.99	36.26
Third quarter 2017	62.00	44.68
Fourth quarter 2017	65.85	56.22

Monthly highs and lows
September 2017	62.00	57.95
October 2017	65.85	60.26
November 2017	64.47	56.94
December 2017	63.08	56.22
January 2018	71.35	58.56
February 2018	71.77	63.12
March 2018 (through March 23)	89.31	62.59

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

People’s Republic of China Taxation

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. Circular 82 further provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. The criteria include whether: (i) the premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups located within the PRC, the determining criteria set forth in Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of other offshore enterprises as well. We are a Cayman Islands holding company and substantially all of our operational management is currently based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to us, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered a PRC resident enterprise under the EIT Law, we may be subject to the uniform 25% EIT rate as to our global income.

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

•                      persons who own or are deemed to own 10% or more of our shares (by vote or value);

•                      persons who acquired common shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

•                      persons required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement; or

•                      persons whose “functional currency” is not the U.S. dollar.

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

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or common shares that is for U.S. federal income tax purposes:

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

Distributions on ADSs or Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes, if any) will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under U.S. federal income tax law. Subject to certain limitations, dividends paid to certain non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•                      a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program; and

•                      a foreign corporation if its shares with respect to which a dividend is paid or its ADSs backed by such shares are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a passive foreign investment company, or a PFIC, in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (i) we are not a PFIC and (ii) the ADSs are listed on the NASDAQ Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In addition, subject to the following sentence, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. Non-corporate U.S. Holders that do not meet at minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period requirement has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

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

Sale, Exchange or Other Disposition of ADSs or Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of ADSs or common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or common shares. Subject to the discussion under “Passive Foreign Investment Company Rules” below, a U.S. Holder’s adjusted tax basis in an ADS or a common share will be, in general, the price it paid for that ADS or common share. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law and PRC tax is imposed on any gain from the sale, exchange or other disposition of the ADSs or common shares, a U.S. Holder eligible for the benefits of the income tax treaty between the United States and the PRC may be able to elect to treat such gain as PRC-source income. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if a foreign income tax is imposed on a disposition of ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2017, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3. — Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2017 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties or rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election or a qualified electing fund election, as discussed below, such U.S. Holder will be subject to the following special tax rules even if we subsequently ceased to be a PFIC.

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

In certain circumstances, instead of being subject to the rules discussed above with respect to excess distributions and realized gains, a U.S. Holder may make an election to include gain on the ADSs or common shares of a PFIC as ordinary income under a mark-to-market method, provided that the ADSs or common shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is available for ADSs or common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The NASDAQ Global Select Market is a qualified exchange but no assurance can be given that the ADSs will be regularly traded for the purposes of the mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, for each year that we are a PFIC, the U.S. Holder will include as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or common shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs or common shares, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or common shares in a year that we are a PFIC will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares or ADSs given that we may have lower-tier PFICs for which a mark-to-market election may not be available.

Instead of being subject to the rules discussed above with respect to excess distributions and realized gains, a U.S. Holder of shares in a PFIC alternatively may elect to have the company treated as a qualified electing fund, provided that the company provides certain information to make such an election effective. However, this option will not be available to U.S. Holders because we do not intend to provide such information to U.S. Holders.

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

Information Reporting and Backup Withholding

In general, unless a U.S. Holder belongs to a category of certain exempt recipients, information reporting requirements will apply to distributions on ADSs or common shares made within the United States and to the proceeds of sales of ADSs or common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, or fails to report in full dividend and interest income.

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

Each year, we furnish our shareholders with an annual report containing a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We will post this annual report on Form 20-F on our website at ir.51job.com.

I.                    Subsidiary Information

Not applicable.

ITEM 11.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2017, we had cash, restricted cash and short-term investments totaling RMB7,132.3 million (US$1,096.2 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year, and investment products issued by financial institutions with a variable interest rate indexed to the performance of underlying assets.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB11.4 million (US$1.8 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2017.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2017, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenue-generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The value of the Renminbi against the U.S. dollar decreased 4.4% in 2015, decreased 7.2% in 2016 and increased 6.3% in 2017. Due to the U.S. dollar cash deposits we hold and our U.S. dollar-denominated convertible senior notes issued in 2014, we are exposed to foreign currency risks, and we recognized a loss from foreign currency translation of RMB55.9 million in 2015, a gain of RMB0.2 million in 2016 and a gain of RMB3.6 million (US$0.6 million) in 2017. It is possible that the Chinese government could adopt a more flexible currency policy in the future. As a material portion of our assets and liabilities are denominated in U.S. dollars, future revaluations of the Renminbi could result in charges to our consolidated statements of operations and comprehensive income and reductions in the value of these assets. In addition, as we rely entirely on dividends, royalty payments and other fees paid to us in Renminbi by our subsidiaries and affiliated entities in the PRC, future downward revaluations of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollars as of December 31, 2017, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB81.6 million (US$12.5 million) in our cash, restricted cash and short-term investments. Based on the amount of convertible senior notes denominated in U.S. dollars as of December 31, 2017, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB112.2 million (US$17.3 million) in our convertible senior notes.

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

Fees and Payments from the Depositary to Us

In 2017, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$309,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2016	2017	2017
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,840	5,170	795
Tax fees(2)	—	192	30

(1)    “Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings.

(2)    “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2008, our board of directors and shareholders approved a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11 million, including transaction fees.

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2015, we purchased 898,950 ADSs through open-market transactions for an aggregate consideration of approximately US$24 million, including transaction fees. We did not make any repurchase of ADSs in the open market in 2016 and 2017.

In addition to the share repurchase program, we may from time to time make repurchases of our other securities, including our convertible senior notes due 2019, in open-market transactions, privately negotiated transactions or otherwise, subject to market conditions and other factors. The amounts involved may be material. We did not make any repurchase of our convertible senior notes in 2015, 2016 and 2017.

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
1.1

Amended and Restated Memorandum and Articles of Association, as amended as of June 20, 2014 (incorporated by reference to Exhibit 1.1 from our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 31, 2015)

2.1

Specimen of Share Certificate (incorporated by reference to Exhibit 4.1 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

2.2

Specimen of American Depositary Receipt (incorporated by reference to Exhibit A of the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 18, 2014)

2.3

Form of Deposit Agreement among 51job, Inc., JPMorgan Chase Bank, N.A., as Depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-117254) filed with the Securities and Exchange Commission with respect to American Depositary Shares representing common shares on July 18, 2014)

2.4

Indenture dated as of April 9, 2014 between 51job, Inc. and The Bank of New York Mellon, constituting US$172.5 million 3.25% Convertible Senior Notes due 2019 (incorporated by reference to Exhibit 2.4 from our Amendment No. 1 to Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 17, 2015)

4.1		2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)
4.2		2015 Share Incentive Plan (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on November 23, 2015)
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

4.6	*

Supplementary Agreement to the Loan Agreements dated as of September 4, 2017 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.

Exhibit number		Description of document
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

English Translation of Supplementary Agreement to the Technical and Consulting Service Agreement dated as of September 4, 2017 between Beijing Run An Information Consultancy Co, Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.

4.11	*

English Translation of Equity Pledge Agreement dated as of September 4, 2017 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.

4.12	*	English Translation of Share Transfer Agreement dated as of September 4, 2017 among the shareholders of Beijing Run An Information Consultancy Co., Ltd.
4.13

English Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 28, 2008)

4.14

English Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 12, 2012)

4.15

English Translation of Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.16

English Translation of Supplement Agreement II to Call Option Agreement dated as of August 1, 2012, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 12, 2013)

4.17

English Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.18

English Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.19

English Translation of Power of Attorney issued by a shareholder of Beijing Run An Information Consultancy Co., Ltd. on January 27, 2014 (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

Exhibit number		Description of document
4.20

English Translation of Power of Attorney issued by a shareholder of Beijing Run An Information Consultancy Co., Ltd. on January 27, 2014 (incorporated by reference to Exhibit 4.19 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.21

English Translation of Exclusive Purchase Option Agreement dated as of January 27, 2014 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.22	*

English Translation of Supplementary Agreement to the Control Agreements dated as of September 4, 2017 among Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., Beijing Run An Information Consultancy Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd.

8.1	*	List of subsidiaries and affiliated entities of 51job, Inc.
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1	*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Maples and Calder (Hong Kong) LLP
15.2	*	Consent of Jun He Law Offices
15.3	*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 30, 2018

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 51job, Inc. and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F, management has excluded Lagou Information Limited from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in a purchase business combination during 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 30, 2018

We have served as the Company’s auditor since 2003.

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands, except share and per share data)
Revenues:
Online recruitment services		1,356,442	1,547,143	1,871,700	287,675
Print advertising		5,328	—	—	—
Other human resource related revenues		740,119	825,552	1,009,515	155,160
Total revenues		2,101,889	2,372,695	2,881,215	442,835
Less: Business tax and surcharges	2(k)	(46,669)	(34,361)	(32,623)	(5,014)
Net revenues		2,055,220	2,338,334	2,848,592	437,821
Cost of services(1)	2(l)	(569,979)	(663,001)	(763,440)	(117,339)
Gross profit		1,485,241	1,675,333	2,085,152	320,482
Operating expenses(1):
Sales and marketing	2(m)	(654,468)	(783,492)	(917,784)	(141,061)
General and administrative		(263,067)	(280,002)	(296,608)	(45,588)
Total operating expenses		(917,535)	(1,063,494)	(1,214,392)	(186,649)
Income from operations		567,706	611,839	870,760	133,833
Gain (Loss) from foreign currency translation		(55,857)	238	3,630	558
Interest and investment income, net		93,548	58,933	77,009	11,836
Change in fair value of convertible senior notes	13	67,168	(69,439)	(496,175)	(76,261)
Other income, net	2(x)	71,533	98,315	87,032	13,377
Income before income tax expense		744,098	699,886	542,256	83,343
Income tax expense	10	(126,301)	(134,699)	(169,493)	(26,051)

Net income		617,797	565,187	372,763	57,292
Net loss (income) attributable to non-controlling interests		260	791	(874)	(134)
Net income attributable to 51job, Inc.		618,057	565,978	371,889	57,158

Net income		617,797	565,187	372,763	57,292
Other comprehensive income:
Foreign currency translation adjustments		890	984	(6,037)	(928)
Unrealized gain on available-for-sale securities, net of tax effect of nil, RMB9,625 and RMB36,900 in 2015, 2016 and 2017, respectively	16	—	28,876	110,702	17,015
Total comprehensive income		618,687	595,047	477,428	73,379
Comprehensive loss (income) attributable to non-controlling interests		260	791	(874)	(134)
Comprehensive income attributable to 51job, Inc.		618,947	595,838	476,554	73,245

Earnings per share:	15
— Basic		10.71	9.74	6.19	0.95
— Diluted		10.41	9.68	6.08	0.93

Weighted average number of common shares outstanding:
— Basic		57,714,850	58,132,976	60,087,306	60,087,306
— Diluted		62,498,651	58,474,068	61,150,413	61,150,413

(1) Share-based compensation:
Included in cost of services	(13,770)	(14,080)	(14,029)	(2,156)
Included in operating expenses
— Sales and marketing	(11,837)	(12,104)	(12,060)	(1,854)
— General and administrative	(60,338)	(59,886)	(59,879)	(9,203)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

	Note	2016	2017	2017
		RMB	RMB	US$ (Note 2(c))
	(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	1,921,074	2,292,476	352,347
Restricted cash	2(d)	389	249	38
Short-term investments	2(f)	4,159,318	4,839,550	743,825
Accounts receivable (net of allowance for doubtful accounts of RMB6,144 and RMB5,384 as of December 31, 2016 and 2017, respectively)	4	111,246	186,861	28,720
Prepayments and other current assets	5	527,558	559,105	85,933
Total current assets		6,719,585	7,878,241	1,210,863
Non-current assets:
Long-term investments	2(f)	189,017	433,886	66,687
Property and equipment, net	6	526,541	497,845	76,517
Goodwill	7	217,394	1,021,454	156,995
Intangible assets, net	8	73,620	162,024	24,903
Other long-term assets		8,988	17,370	2,670
Deferred tax assets, non-current	10	765	12,912	1,985
Total non-current assets		1,016,325	2,145,491	329,757
Total assets		7,735,910	10,023,732	1,540,620

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB327 and RMB62,795 as of December 31, 2016 and 2017, respectively):

	2(b)
Accounts payable		32,516	35,532	5,462
Salary and employee related accrual		103,559	134,966	20,744
Taxes payable		155,786	230,734	35,463
Advance from customers		655,416	937,981	144,165
Convertible senior notes, current	13	1,257,709	—	—
Other payables and accruals	9	498,036	703,441	108,117
Total current liabilities		2,703,022	2,042,654	313,951

Non-current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB9,625 and RMB49,860 as of December 31, 2016 and 2017, respectively):

Deferred tax liabilities, non-current	10	57,166	121,348	18,651
Convertible senior notes, non-current	13	—	1,667,967	256,362
Total non-current liabilities		57,166	1,789,315	275,013
Total liabilities		2,760,188	3,831,969	588,964
Commitments and contingencies	17	—	—	—
Mezzanine equity:
Redeemable non-controlling interests	18	—	228,230	35,078
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 60,062,385 and 61,853,004 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		49	50	8
Additional paid-in capital		1,299,350	1,809,732	278,151
Statutory reserves	2(q)	13,360	13,874	2,132
Accumulated other comprehensive income		32,282	136,947	21,048
Retained earnings		3,622,402	3,993,777	613,832
Total 51job, Inc. shareholders’ equity		4,967,443	5,954,380	915,171
Non-controlling interests		8,279	9,153	1,407
Total equity		4,975,722	5,963,533	916,578
Total liabilities, mezzanine equity and equity		7,735,910	10,023,732	1,540,620

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Common shares		Additional		Accumulated other		Total 51job, Inc.
	Number of shares	Par value	paid-in capital	Statutory reserves	comprehensive income	Retained earnings	shareholders’ equity	Non-controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)

Balance as of December 31, 2014	59,004,772	48	1,040,639	10,785	1,532	2,440,942	3,493,946	—	3,493,946
Exercise of share options	838,809	0	83,476	—	—	—	83,476	—	83,476
Share-based compensation	—	—	85,945	—	—	—	85,945	—	85,945
Repurchase and retirement of common shares	(898,950)	(0)	(157,272)	—	—	—	(157,272)	—	(157,272)
Appropriation of statutory reserves	—	—	—	2,447	—	(2,447)	—	—	—
Foreign currency translation adjustments	—	—	—	—	890	—	890	—	890
Net income (loss)	—	—	—	—	—	618,057	618,057	(260)	617,797
Acquisition of a subsidiary	—	—	—	—	—	—	—	9,330	9,330
Balance as of December 31, 2015	58,944,631	48	1,052,788	13,232	2,422	3,056,552	4,125,042	9,070	4,134,112

Exercise of share options	1,117,754	1	160,492	—	—	—	160,493	—	160,493
Share-based compensation	—	—	86,070	—	—	—	86,070	—	86,070
Appropriation of statutory reserves	—	—	—	128	—	(128)	—	—	—
Foreign currency translation adjustments	—	—	—	—	984	—	984	—	984
Unrealized gain on available-for-sale securities, net of tax effect of RMB9,625	—	—	—	—	28,876	—	28,876	—	28,876
Net income (loss)	—	—	—	—	—	565,978	565,978	(791)	565,187
Balance as of December 31, 2016	60,062,385	49	1,299,350	13,360	32,282	3,622,402	4,967,443	8,279	4,975,722
Exercise of share options	2,147,819	1	424,449	—	—	—	424,450	—	424,450
Share-based compensation	—	—	85,968	—	—	—	85,968	—	85,968
Settlement of zero-strike call options and retirement of common shares	(357,200)	(0)	(35)	—	—	—	(35)	—	(35)
Appropriation of statutory reserves	—	—	—	514	—	(514)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(6,037)	—	(6,037)	—	(6,037)
Unrealized gain on available-for-sale securities, net of tax effect of RMB36,900	—	—	—	—	110,702	—	110,702	—	110,702
Net income	—	—	—	—	—	371,889	371,889	874	372,763
Balance as of December 31, 2017	61,853,004	50	1,809,732	13,874	136,947	3,993,777	5,954,380	9,153	5,963,533
Balance as of December 31, 2017 (US$ Note 2(c))	61,853,004	8	278,151	2,132	21,048	613,832	915,171	1,407	916,578

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	2015	2016	2017	2017
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	617,797	565,187	372,763	57,292
Adjustments for:
Share-based compensation	85,945	86,070	85,968	13,213
Depreciation	49,781	53,754	53,422	8,211
Amortization of intangible assets	6,167	9,022	10,245	1,574
Allowance for doubtful accounts	5,515	7,548	15,394	2,366
Loss due to disposal of fixed assets	109	122	690	106
(Gain) Loss from foreign currency translation	55,617	14,749	(2,248)	(346)
Change in fair value of convertible senior notes	(67,168)	69,439	496,175	76,261
Deferred tax expense	18,129	14,419	12,787	1,965
Changes in operating assets and liabilities, net of effects of acquisition:
Increase in accounts receivable	(25,030)	(20,071)	(74,356)	(11,428)
Increase in prepayments and other current assets	(68,165)	(31,686)	(35,128)	(5,399)
Increase in accounts payable	750	7,474	2,565	394
Increase in salary and employee related accrual	14,805	19,374	18,087	2,780
Increase in taxes payable	14,897	46,200	74,436	11,441
Increase in advance from customers	72,716	91,795	234,523	36,046
Increase in other payables and accruals	81,254	156,156	183,657	28,228
Decrease (Increase) in other long-term assets	1,331	(2,675)	(7,277)	(1,119)
Net cash provided by operating activities	864,450	1,086,877	1,441,703	221,585
Cash flows from investing activities:
Purchase of short-term investments	(396,789)	(305,823)	(576,452)	(88,599)
Cash paid for long-term investments	(22,800)	(1,000)	(97,267)	(14,950)
Cash paid for acquisitions, net of cash acquired	(231,531)	(8,450)	(734,895)	(112,951)
Cash paid for available-for-sale securities	—	(126,716)	—	—
Purchase of property and equipment	(86,434)	(20,328)	(23,655)	(3,636)
Purchase of intangible assets	(6,128)	(26,276)	(1,987)	(305)
Purchase of other long-term assets	—	(735)	—	—
Net cash used in investing activities	(743,682)	(489,328)	(1,434,256)	(220,441)

Cash flows from financing activities:
Repurchase and retirement of common shares	(157,272)	—	—	—
Settlement of zero-strike call options and retirement of common shares	—	—	(35)	(5)
Proceeds from the exercise of share options	83,476	160,493	424,450	65,237
Net cash provided by (used in) financing activities	(73,796)	160,493	424,415	65,232
Effect of foreign exchange rate changes on cash	4,284	37,680	(60,460)	(9,293)
Net increase in cash	51,256	795,722	371,402	57,083
Cash, beginning of year	1,074,096	1,125,352	1,921,074	295,264
Cash, end of year	1,125,352	1,921,074	2,292,476	352,347
Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	113,066	107,239	121,929	18,740
Cash paid for interest, net of amounts capitalized	34,445	36,773	38,377	5,898
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(1,459)	(2,405)	(1,043)	(160)
Unpaid cash consideration for business combinations	(16,900)	(8,450)	(27,923)	(4,292)
Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	13,059	389	249	38

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

1.                  ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), which was incorporated in the Cayman Islands in March 2000, its subsidiaries and certain variable interest entities (“VIEs”).

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC” or “China”) and is principally engaged in recruitment related advertising services, including Internet recruitment services and, historically, print advertising services. The Group also provides other human resource related services, such as business process outsourcing, training, campus recruitment and placement services.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

The Company’s subsidiaries include the following:

•                      51net.com Inc. (“51net”), incorporated in the British Virgin Islands in August 1999, which is wholly owned by the Company;

•                      51net Beijing, incorporated in the Cayman Islands in April 2000, which wholly owns Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (“WFOE”), incorporated in the PRC in July 2000, which is wholly owned by the Company;

•                      51net HR, incorporated in the Cayman Islands in April 2000, which owns 70% of Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”), incorporated in the PRC in October 2006, which is wholly owned by the Company; and

•                      Lagou Information Limited (“Lagou”), incorporated in the Cayman Islands in December 2013, which was acquired and became 66% owned by the Company in December 2017.

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

The Group’s VIEs include the following:

•                      Beijing Run An Information Consultancy Co., Ltd. (“Run An”), incorporated in the PRC in January 1997, which wholly owns Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”), owns 30% of Wang Ju, and owns 60% of Beijing Lagou Network Information Technology Co, Ltd., incorporated in the PRC in March 2013 and acquired by Run An in December 2017; and

•                      Qian Cheng, incorporated in the PRC in February 1999, which owns 20% of AdCo and effectively owns 50% of Tech JV by direct and indirect ownership through Qian Cheng’s wholly owned subsidiary Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (“Wuhan AdCo”), incorporated in the PRC in August 2001.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

As of December 31, 2017 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any direct equity ownership in the VIEs and VIEs’ subsidiaries, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIEs.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by two long-time members of the Company’s senior management team, Jingwu Chen, who replaced a previous nominee shareholder in 2017, and Tao Wang. As of December 31, 2017, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB3,920.

Qian Cheng holds an advertisement license. Qian Cheng is wholly owned by Run An. As of December 31, 2017, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB5,589.

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

The Group has entered into various agreements as related to its VIEs. The key provisions of the agreements with the Company or its subsidiaries and the VIEs or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2015, 2016 and 2017. The technical and consulting service agreements with WFOE are valid to September 11, 2027 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

Equity Pledge Agreement. As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. Additionally, the shareholders of Run An have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreement. The equity pledge agreement among WFOE, Run An and its shareholders was entered into on September 4, 2017 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and January 2014, and between WFOE and Qian Cheng’s shareholders in May 2004. The pledge of the equity interest by the shareholders of Run An to WFOE has been registered with the relevant bureau of the PRC State Administration for Industry and Commerce.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Exclusive Purchase Option Agreement. WFOE has entered into an exclusive purchase option agreement with the shareholders of Run An, dated as of January 27, 2014, and supplemented and amended as of September 4, 2017, under which WFOE or its designee is granted an irrevocable option to purchase all or a portion of the equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. The purchase price shall be equal to the contribution actually made by the shareholder for his equity interest in Run An. If the lowest price permitted under PRC law is above the contribution actually made by the shareholder, the premium shall be paid to Tech JV in accordance with the terms of the loan agreements described below. The exclusive purchase option agreement has the same term as the Run An technical and consulting service agreement. WFOE also has the exclusive right to terminate the agreement at any time by delivering a written notice to the shareholders of Run An.

Powers of Attorney. In conjunction with the signing of the equity pledge agreement and the exclusive purchase option agreement, each of the shareholders of Run An has signed an irrevocable power of attorney to appoint WFOE, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of Run An that need to be decided by its shareholders. Because Qian Cheng is a wholly owned subsidiary of Run An and Wuhan AdCo is a wholly owned subsidiary of Qian Cheng, through controlling all material matters of Run An (including but not limited to all material operational matters and the appointment and removal of directors and senior management), WFOE also has indirect control on all material matters of Qian Cheng and Wuhan AdCo. Each power of attorney was entered into on January 27, 2014, and supplemented and amended as of September 4, 2017, and will remain effective for as long as Run An exists. The shareholders of Run An are not entitled to terminate or amend the terms of the power of attorney without prior written consent from WFOE.

Loan Agreements. Tech JV has entered into loan agreements dated as of September 11, 2007, and supplemented and amended as of September 4, 2017, for an aggregate amount of RMB6,000 with the shareholders of Run An, with the sole and exclusive purpose to fund the capitalization of Run An. The loans can be repaid only with the proceeds received from the transfer of the shareholders’ equity interest in Run An to Tech JV or its designee. The interest-free loan agreements are valid to September 11, 2027, and the term may be extended upon written consent of the parties.

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

Management monitors the regulatory risk associated with these contractual arrangements. The Company’s PRC legal counsel has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects. Based on such advice and management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company’s ability to enforce these contractual arrangements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 19 for further discussion.

Summary financial information of the Group’s VIEs and VIEs’ subsidiaries included in the consolidated financial statements is as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Total assets	195,289	268,484
Total liabilities	9,952	112,655

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Total revenues	592	—	—
Net loss	(1,167)	(2,300)	(4,088)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(568)	1,257	(7,131)
Net cash provided by (used in) investing activities	—	(126,716)	4,152
Net cash provided by financing activities	—	126,745	3,334
Net increase (decrease) in cash	(568)	1,286	355
Cash, beginning of year	6,809	6,241	7,527
Cash, end of year	6,241	7,527	7,882

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5063 on December 29, 2017, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017, or at any other rate.

(d)             Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them. Included in the cash and restricted cash balances as of December 31, 2016 and 2017 are amounts denominated in United States dollars totaling US$193,254 and US$125,450, respectively (equivalent to approximately RMB1,340,603 and RMB819,715, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 30, 2016 and December 29, 2017, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)                Investments

The Group’s short-term investments consist of time deposits with original maturities between three months and one year with banks in the PRC and Hong Kong, and investment products issued by financial institutions in the PRC with a variable interest rate indexed to the performance of underlying assets.

The Group’s long-term investments consist of cost method and available-for-sale investments.

Cost Method Investments

For investees over which the Group does not have significant influence and a controlling interest, the Group accounts for these investments under the cost method. The Group reviews its cost method investments for other-than-temporary impairment by considering available quantitative and qualitative factors, such as current market conditions and the operating performance of the investees. No other-than-temporary impairment charge was incurred in the years ended December 31, 2015, 2016 and 2017.

The Group’s cost method long-term investments consist of a number of small, non-controlling equity investments in companies that provide services related to the Group’s operations or the overall human resources industry. In the year ended December 31, 2016, the Group made long-term investments totaling RMB1,000 for a 5% equity interest in each of 10 companies that provide business process outsourcing services in China. In the year ended December 31, 2017, the Group made long-term investments including RMB96,967 for a 9.5% equity interest in a mobile-based platform focused on short-term, on-demand work opportunities in the United States and a total of RMB300 for a 5% equity interest in each of three companies that provide business process outsourcing services in China.

Available-for-Sale Investments

Available-for-sale investments are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

In September 2016, the Group completed an investment of RMB126,716 for a 15% equity interest in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”), a provider of online and offline accounting and finance training courses in China. The Group’s shares in Golden Finance have liquidation preference, and the Group has a right to demand redemption of its investment. Accordingly, due to the redemption option available to the Group, the Golden Finance investment was determined to be a debt, which was classified as available-for-sale security measured at fair value. Unrealized gain net of tax of RMB28,876 and RMB110,702 associated with the Golden Finance investment was included in other comprehensive income in the years ended December 31, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to non-controlling interests on the consolidated statements of operations and comprehensive income, while it is excluded from the consolidated statements of changes in shareholders’ equity. For the year ended December 31, 2017, there was no net income or loss attributable to mezzanine equity holders. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31. No impairment of goodwill was recognized in the years ended December 31, 2015, 2016 and 2017.

Intangible Assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, acquired technology and licenses, which are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years. Separately identifiable intangible assets arising from acquisitions consist of trade names, technology and customer relationships, which are amortized on a straight-line basis over their estimated useful lives of 5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized in the years ended December 31, 2015, 2016 and 2017.

(j)                Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2015, 2016 and 2017.

(k)             Revenue Recognition

Online Recruitment Services Revenues

The Group provides online recruitment advertising and other technical services through several websites, including www.51job.com, www.yingjiesheng.com and www.51jingying.com. The average display period of online recruitment services normally ranges from one week to one year. Fees for its online recruitment advertisement and other technical services are recognized as revenue ratably over the display period of the contract or when services are provided, collectibility is reasonably assured, and other criteria in accordance with ASC 605 “Revenue Recognition” (“ASC 605”) are met. For a transaction involving multiple services, the Company recognizes revenue at relative fair value which is determined based on the Company’s regular selling prices charged in unbundled arrangements. Cash received in advance of services are recognized as advance from customers.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Other Human Resource Related Revenues

The Group also provides other value-added human resource services, such as business process outsourcing, training, campus recruitment, placement and other services. Revenue is recognized when (i) persuasive evidence of an agreement exists; (ii) services are rendered; (iii) the sales price and terms are fixed or determinable; and (iv) the collection of the receivable is reasonably assured, as prescribed by ASC 605.

Value-Added Tax, Business Tax and Surcharges

Effective January 1, 2012, the PRC State Council instituted a business tax to value-added tax (“VAT”) transformational pilot program in Shanghai. Under this program, industries subject to business tax were transitioned to VAT payers. As of May 1, 2016, the VAT program was expanded to cover all industries in the PRC, the VAT chain for all industries was completed, and the Company ceased paying business tax in the PRC.

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

(m)          Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB123,745, RMB126,205 and RMB130,355 for the years ended December 31, 2015, 2016 and 2017, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(n)             Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB68.90, RMB66.87 and RMB101.63 for the years ended December 31, 2015, 2016 and 2017, respectively.

For the years ended December 31, 2015, 2016 and 2017, the fair value of options granted was estimated with the following assumptions:

	2015	2016	2017
Risk-free interest rate	1.14%-1.49%	1.00%-1.70%	1.61%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	38%-42%	33%-34%	32%
Weighted average fair value per common share on date of option grant	US$31.40	US$34.27	US$56.68

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

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes — Overall — Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2015, 2016 and 2017, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)             Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Group’s subsidiaries and VIEs incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2015, 2016 and 2017. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2015, 2016 and 2017. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2015, 2016 and 2017. During the years ended December 31, 2015, 2016 and 2017, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB2,447, RMB128 and RMB514, respectively.

In addition, the Group’s subsidiaries and VIEs incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2015, 2016 and 2017.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(r)               Dividend

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Group’s PRC subsidiaries and VIEs can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(q). In addition, the net assets of the Group’s subsidiaries and VIEs associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Group’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the paid-in capital and statutory reserves were approximately RMB522,078 and RMB522,592, or 10.5% and 8.4% of total consolidated net assets as of December 31, 2016 and 2017, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

As of December 31, 2016 and 2017, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments in time deposits are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Short-term investments in investment products are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group recognized government subsidies of RMB70,625, RMB97,092 and RMB86,287 which was included in other income for the years ended December 31, 2015, 2016 and 2017, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)              Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The Company expects to adopt the standard starting January 1, 2018. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The Company anticipates adopting the standard using the modified retrospective method. The Company has identified and evaluated all of its contracts with customers, and compared the requirements of the new standard with its current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition, the allocation of value for performance obligations that might be bundled within contractual arrangements, and the method of recording revenue on a gross vs. net basis. The Company has also evaluated whether any revenue-related costs for commissions, customer acquisition or similar costs would be affected by the new standard. After performing this analysis, the Company does not expect the adoption of the new standard to have a material impact on its revenue recognition and consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is in the process of evaluating the impact of ASU 2016-01 on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Company expects to adopt the new standard in the first quarter of 2019 on a modified retrospective basis and is currently in the process of evaluating the impact of ASU 2016-02 on its consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.      PRINCIPAL ACCOUNTING POLICIES (Continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230), a consensus of the FASB’s Emerging Issues Task Force” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. The Company has adopted ASU 2016-15 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Company is in the process of evaluating the impact of ASU 2016-18 on its consolidated statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company has adopted ASU 2017-01 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

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

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Company has adopted ASU 2017-05 in the current year and the adoption had no material impact on the Company’s consolidated financial statements.

3.      ACQUISITIONS

Yingjiesheng.com

In April 2015, to expand its online operations, the Company acquired 100% of the equity interests in Shanghai Yishu Information Technology Co., Ltd. and Shanghai Pinyi Information Technology Co., Ltd. These two companies wholly own and operate Yingjiesheng.com (“YJS”), an established online recruitment website which focuses on college graduates and students in China. The total purchase price was RMB250,000 and was funded from the Company’s existing cash resources. Beginning April 3, 2015, the date of acquisition, YJS has been fully consolidated into the Group’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.      ACQUISITIONS (Continued)

RMB
Net assets	10,524
Identifiable intangible assets:
Trade names	35,600
Customer relationships	12,270
Goodwill	203,574
Deferred tax liabilities	(11,968)
Total	250,000

Beijing Zhiding Youyuan Management Consulting Co., Ltd.

In June 2015, to expand the scope of its training services, the Company completed an acquisition of a 60% equity interest in Beijing Zhiding Youyuan Management Consulting Co., Ltd. (“Zhiding Youyuan”), a provider of talent assessment and psychometric testing services in China. The total purchase price was RMB18,660 and was fully paid from the Company’s existing cash resources. Beginning June 23, 2015, the date of acquisition, Zhiding Youyuan has been fully consolidated into the Group’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

RMB
Net assets	14,170
Goodwill	13,820
Non-controlling interests	(9,330)
Total	18,660

Lagou Information Limited

In December 2017, to expand its online operations, the Company completed an acquisition of a 66% equity interest in Lagou Information Limited, an entity incorporated in the Cayman Islands. Lagou is the holding company of Beijing Lagou Network Technology Co., Ltd., which owns and operates a recruitment website focused on technology and engineering talent in China. The total purchase price was RMB782,594 and was funded from the Company’s existing cash resources. Beginning December 26, 2017, the date of acquisition, Lagou has been fully consolidated into the Group’s financial statements. As the acquisition date was just prior to end of the year, there was no material contribution from Lagou to the Company’s consolidated statement of operations and comprehensive income for the year ended December 31, 2017. The allocation of the purchase price at the date of acquisition is summarized as follows:

RMB
Net assets	125,026
Identifiable intangible assets:
Trade names	60,183
Technology	35,979
Goodwill	804,060
Deferred tax liabilities	(14,424)
Redeemable non-controlling interests	(228,230)
Total	782,594

Based on the Company’s assessment, the revenues and net earnings of YJS, Zhiding Youyuan and Lagou were not considered material to the Group. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

4.      ACCOUNTS RECEIVABLE

	2016	2017
	RMB	RMB
Accounts receivable	117,390	192,245
Less: Allowance for doubtful accounts	(6,144)	(5,384)
	111,246	186,861

The movement of allowance for doubtful accounts is analyzed as follows:

	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of period	1,103	3,290	6,144
Additions	3,792	6,705	5,738
Write-offs	(1,605)	(3,851)	(6,498)
Balance at end of period	3,290	6,144	5,384

5.      PREPAYMENTS AND OTHER CURRENT ASSETS

	2016	2017
	RMB	RMB
Rental and other deposits	677	3,116
Prepayments for rental and others	19,725	29,799
Employee advances	4,082	9,268
Payments made on behalf of customers	462,841	458,199
Prepaid insurance premium	958	1,035
Interest income receivable	37,344	51,374
Others	1,931	6,314
Total	527,558	559,105

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

	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of period	958	856	459
Additions	1,723	843	9,656
Write-offs	(1,825)	(1,240)	(7,068)
Balance at end of period	856	459	3,047

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

6.      PROPERTY AND EQUIPMENT

	2016	2017
	RMB	RMB
Land and building	575,443	575,443
Leasehold improvements	30,841	35,709
Electronic equipment	137,236	141,787
Furniture and fixtures	11,837	7,194
Motor vehicles	6,910	7,210
Other assets	48,583	49,095
Less: Accumulated depreciation	(284,309)	(318,593)
Net book value	526,541	497,845

Depreciation expense was RMB49,781, RMB53,754 and RMB53,422 for the years ended December 31, 2015, 2016 and 2017, respectively. Loss due to disposal of fixed assets was RMB109, RMB122 and RMB690 for the years ended December 31, 2015, 2016 and 2017, respectively.

7.      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB
Balance at beginning of period	217,394	217,394
Acquisition of Lagou	—	804,060
Balance at end of period	217,394	1,021,454

8.      INTANGIBLE ASSETS

	2016	2017
	RMB	RMB
Computer software	30,521	31,958
Acquired technology	24,272	60,251
Trade names	35,600	95,783
Customer relationships	12,270	12,270
Acquired training and other licenses	3,101	4,151
Less: Accumulated amortization	(32,144)	(42,389)
Net book value	73,620	162,024

Acquired technology consists of software and technology assets. For the year ended December 31, 2016, the Company acquired a mobile application for business card digitalization and contact management that enhances the Company’s online services to its users. The purchase price was RMB25,000, including related taxes.

Amortization expense was RMB6,167, RMB9,022 and RMB10,245 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company will record estimated amortization expenses of RMB23,386, RMB22,092, RMB19,486, RMB18,413 and RMB17,989 for the years ending December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

9.      OTHER PAYABLES AND ACCRUALS

	2016	2017
	RMB	RMB
Receipts from customers	469,471	580,794
Payables to customers related to government policy compliance incentives	—	71,638
Professional service fees	2,271	3,274
Office expenses	5,240	8,636
Payables to employees related to net proceeds from share options exercised	264	137
Accrued interest expense related to convertible senior notes	8,210	7,632
Payable for acquisition	8,450	27,923
Others	4,130	3,407
Total	498,036	703,441

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

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” under the EIT Law. Tech JV became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. The current preferential tax status is valid through 2017, and Tech JV will seek to further renew this status with local tax authorities in 2018.

Beijing Lagou Network Technology Co., Ltd. has also been designated as a “High and New Technology Enterprise” under the EIT Law. Its current preferential tax status of 15% is valid through 2017, and it will seek to renew this status with local tax authorities in 2018.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory EIT rate of 25%.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.    TAXATION (Continued)

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2017, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB4,355,109 and RMB5,324,204, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB435,511 and RMB532,420 as of December 31, 2016 and 2017, respectively.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2015, 2016 and 2017 were taxed within the following jurisdictions:

	2015	2016	2017
	RMB	RMB	RMB
PRC entities	823,007	875,175	1,139,978
Non-PRC entities	(78,909)	(175,289)	(597,722)
Total	744,098	699,886	542,256

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	RMB	RMB	RMB
Current income tax expense
PRC entities	108,172	120,280	156,706
Non-PRC entities	—	—	—
Total	108,172	120,280	156,706
Deferred income tax expense
PRC entities	18,129	14,419	12,787
Non-PRC entities	—	—	—
Total	18,129	14,419	12,787
Income tax expense
PRC entities	126,301	134,699	169,493
Non-PRC entities	—	—	—
Total	126,301	134,699	169,493

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(10)%	(11)%	(20)%
Non-deductibility of expenses incurred outside the PRC	3%	6%	28%
Other permanent differences	(1)%	(1)%	(2)%
Effective EIT rate of the Group	17%	19%	31%

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.    TAXATION (Continued)

Income tax expense for the years ended December 31, 2015, 2016 and 2017 differs from the amounts computed by applying the EIT rate primarily due to the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the preferential tax rate are as follows:

	2015	2016	2017
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	75,864	81,300	107,547
Basic net income per share effect	1.31	1.40	1.79
Diluted net income per share effect	1.21	1.39	1.76

Significant components of deferred tax assets and liabilities as of December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB
Deductible temporary differences related to other payables and accruals	860	1,053
Deductible temporary differences related to provision for doubtful accounts	992	1,265
Deductible temporary differences related to advertising expenses	—	12,076
Tax loss carryforwards	9,843	50,900
Amount offset by non-current deferred tax liabilities	(8,487)	(12,806)
Total non-current deferred tax assets	3,208	52,488
Less: Valuation allowance	(2,443)	(39,576)
Net non-current deferred tax assets	765	12,912
Total deferred tax assets	765	12,912
Taxable temporary differences related to depreciation period	(5,218)	(6,153)
Taxable temporary differences related to available-for-sale securities	(9,625)	(46,526)
Taxable temporary differences related to government subsidy income	(40,695)	(57,995)
Taxable temporary differences related to trade names, technology and customer relationships	(10,115)	(23,480)
Amount offset by non-current deferred tax assets	8,487	12,806
Total non-current deferred tax liabilities	(57,166)	(121,348)
Total deferred tax liabilities	(57,166)	(121,348)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes — Overall — Other Presentation Matters.” The Group has early adopted ASU 2015-17 prospectively starting from 2016 and classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2016 and 2017.

As of December 31, 2016 and 2017, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2015, 2016 and 2017 when certain entities generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2017, the Group had net operating loss carryforwards in PRC entities of RMB202,645, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will expire in varying amounts from 2018 to 2022. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.    TAXATION (Continued)

The following represents a roll-forward of the valuation allowance for each of the years:

	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of period	464	1,851	2,443
Additions	1,443	1,019	37,902
Reversals	(56)	(427)	(769)
Balance at end of period	1,851	2,443	39,576

11.    SHARE-BASED COMPENSATION

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

Under the share option and incentive plans, the directors may, at their discretion, grant share-based awards to any senior executives, directors, employees or consultants of the Group. As of December 31, 2017, the only share-based awards that have been granted under the plans are share options to purchase the Company’s common shares. The share options are granted at the fair market value of the common shares at the date of grant, vest over a period of four years and expire six years from the date of grant.

The following table summarizes the Company’s share option activity for the year ended December 31, 2017:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2017	5,794,831	US$	30.58
Granted	1,279,872	US$	56.68
Exercised	(2,147,819)	US$	29.04
Forfeited	(119,902)	US$	32.64
Outstanding at December 31, 2017	4,806,982	US$	38.17	3.83	US$	109,017
Vested and expected to vest at December 31, 2017	4,560,233	US$	37.86	3.78	US$	104,855
Exercisable at December 31, 2017	2,236,685	US$	30.66	2.65	US$	67,535

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day in 2017 and the exercise price for in-the-money options.

The total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was RMB92,723, RMB83,976 and RMB184,932 (US$28,424), respectively.

As of December 31, 2017, there was RMB215,124 (US$33,064) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 3.00 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2017, total cash received from the exercise of share options amounted to RMB424,450 (US$65,237).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.    SHARE-BASED COMPENSATION (Continued)

A summary of non-vested share option activity for the year ended December 31, 2017 is presented below:

	Number of shares	Weighted average grant-date fair value (per share)
Non-vested at January 1, 2017	2,495,346	US$	10.37
Granted	1,279,872	US$	15.62
Vested	(1,085,019)	US$	10.50
Forfeited	(119,902)	US$	10.55
Non-vested at December 31, 2017	2,570,297	US$	12.86
Expected to vest at December 31, 2017	2,323,548	US$	12.88

There were no capitalized share-based compensation costs for the years ended December 31, 2015, 2016 and 2017. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2015, 2016 and 2017, totaled RMB85,945, RMB86,070 and RMB85,968 (US$13,213), respectively. The total fair value of share options vested during the years ended December 31, 2015, 2016 and 2017 was RMB84,594, RMB79,139 and RMB74,100 (US$11,389), respectively.

Share-Based Compensation of Subsidiary

Lagou has adopted a 2014 Stock Option Plan and a 2016 Stock Option Plan (collectively, the “Lagou Stock Option Plans”), which permit the granting of stock options and/or stock purchase rights of Lagou to employees, directors and consultants. As of December 31, 2017, the unrecognized share-based compensation expenses related to the Lagou Stock Option Plans were RMB4,088 (US$628). The expenses are expected to be recognized over a weighted-average period of 1.92 years.

12.    EMPLOYEE BENEFITS

The full-time employees of the Group’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB169,572, RMB198,272 and RMB230,263 for the years ended December 31, 2015, 2016 and 2017, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

13.    CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of convertible senior notes due April 15, 2019 (the “Notes”). The Notes bear interest at a rate of 3.25% per year, payable semiannually in arrears. The interest expense incurred associated with the Notes was RMB34,983, RMB37,298 and RMB37,799 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Holders had the right to require the Company to repurchase for cash all or part of the Notes on April 15, 2017 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, the repurchase date. The Company did not receive any repurchase requests from holders on April 15, 2017, and the Notes were reclassified from current to non-current on the consolidated balance sheet following this date.

If the Company undergoes a fundamental change (as defined in the indenture agreement), holders may require the Company to repurchase for cash all or part of the Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date. The Company does not have the option to redeem the Notes prior to their maturity, except in the event of tax redemption.

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

Under ASC 815-15-25, if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The Company has elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Furthermore, the fair value of the Notes is translated into RMB, the Group’s functional currency, at each balance sheet date with the difference being reported as foreign currency translation gain or loss. In addition, issuance costs of RMB33,093 associated with the Notes offering have been fully expensed as incurred in the year ended December 31, 2014 in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2017, the estimated fair value of the Notes amounted to RMB1,667,967. The Company recorded a foreign currency translation loss of RMB64,838, a loss of RMB79,393 and a gain of RMB85,917 for the years ended December 31, 2015, 2016 and 2017, respectively, associated with the Notes. The change in fair value of the Notes was a gain of RMB67,168, a loss of RMB69,439 and a loss of RMB496,175 for the years ended December 31, 2015, 2016 and 2017, respectively. See Note 2(t).

As of December 31, 2017, none of the Notes had been converted yet.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

13.    CONVERTIBLE SENIOR NOTES (Continued)

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options are intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call Options expire soon after the maturity date of the Notes or when the Dealers request early settlement. The Company will receive the fixed number of ADSs determined at the commencement date of the transaction, which is based on the market price per ADS at the commencement date. 357,200 ADSs were early settled in 2017. There was no early settlement in 2015 and 2016.

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

For the year ended December 31, 2015, the Company repurchased 898,950 ADSs for a total consideration of RMB157,272, including transaction fees, from the open market. The Company did not repurchase ADSs in the open market in 2016 and 2017. In addition, the Company received 357,200 ADSs from the early settlement of some shares related to the zero-strike call options in the year ended December 31, 2017. All of the shares repurchased and received from early settlement were retired. See Note 2(v).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2015, 2016 and 2017 as follows:

	2015	2016	2017
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income attributable to 51job, Inc.	618,057	565,978	371,889
Eliminate the dilutive effect of interest expense, change in fair value and foreign exchange translation related to convertible senior notes	32,653	—	—
Numerator for diluted earnings per share	650,710	565,978	371,889
Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	57,714,850	58,132,976	60,087,306
Dilutive effect of convertible senior notes	4,035,672	—	—
Dilutive effect of share options	748,129	341,092	1,063,107
Denominator for diluted earnings per share	62,498,651	58,474,068	61,150,413
Basic earnings per share	10.71	9.74	6.19
Diluted earnings per share	10.41	9.68	6.08

The convertible senior notes were not included in the calculation of diluted earnings per share in 2016 and 2017 because their inclusion would have been anti-dilutive.

The Company excluded outstanding share options of 3,312,749 in 2015, 3,881,628 in 2016 and 1,176,660 in 2017 from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

The Company excluded common shares underlying the zero-strike call option contracts from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share.

16.    RECURRING CHANGE IN FAIR VALUE

The following table provides information about the reconciliation of the Level 3 fair value measurements of available-for-sale investments using significant unobservable inputs for the periods indicated:

RMB
Balance at January 1, 2016	—
Initial recognition	126,716
Unrealized gain	38,501
Balance at December 31, 2016	165,217
Unrealized gain	147,602
Balance at December 31, 2017	312,819

The unrealized gain on available-for-sale investments of RMB28,876 and RMB110,702, representing the unrealized fair value gain netting relevant income tax of RMB9,625 and RMB36,900, was recognized in other comprehensive income for the years ended December 31, 2016 and 2017, respectively.

In determining the fair value, the Group utilizes an income approach of a discounted cash flow model with unobservable inputs including future cash flows, a terminal growth rate of 3%, a discount rate of 21% and a risk-free rate of 3.82%. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable companies.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

17.    COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Office Premises	Office equipment	Total
	RMB	RMB	RMB
2018	50,363	14,202	64,565
2019	28,416	544	28,960
2020	18,205	199	18,404
2021	9,861	20	9,881
2022 and thereafter	3,955	—	3,955
	110,800	14,965	125,765

Rental expenses for the years ended December 31, 2015, 2016 and 2017 were RMB48,760, RMB50,946 and RMB53,433, respectively.

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements to purchase advertising services from media companies and to purchase electronic equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Advertising Services	Electronic equipment	Total
	RMB	RMB	RMB
2018	7,483	4,050	11,533

Contingencies

As of the filing date of this annual report on Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

18.    REDEEMABLE NON-CONTROLLING INTERESTS

In December 2017, the Company acquired an approximately 66% equity interest in Lagou on a fully diluted basis. Lagou has been consolidated into the Group’s financial statements as of December 31, 2017. As Lagou has shares that could be redeemed by minority shareholders upon the occurrence of certain events that are not solely within the control of the Company, these preferred shares are accounted for as redeemable non-controlling interests in mezzanine equity.

The redeemable non-controlling interests for the year ended December 31, 2017 are summarized below:

RMB
Balance at January 1, 2017	—
Addition	228,230
Balance at December 31, 2017	228,230

19.    CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2016 and 2017, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2017, the Company had approximately RMB6,314,177 (US$970,471) in cash, time deposits and investment products, which constitute about 89% of total cash, restricted cash and short-term investments, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2015, 2016 and 2017. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2016 and 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts expressed in thousands of RMB and US$, except share and per share data)

19.    CERTAIN RISKS AND CONCENTRATION (Continued)

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

20.    RELATED PARTY TRANSACTION AND BALANCES

The Company has entered into royalty agreements with Recruit Management Solutions Co., Ltd. (“RMS”) and Recruit Career Co., Ltd. (“RCC”), which are wholly owned subsidiaries of Recruit Holdings Co., Ltd. (“Recruit”), for the use of training and online assessment materials. Recruit is a shareholder of the Company. The royalty fees charged by RMS were RMB133, RMB152 and RMB270 during the years ended December 31, 2015, 2016 and 2017, respectively. The royalty fees charged by RCC were RMB169, RMB60 and RMB20 during the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the royalty payables due to RMS were RMB74 and RMB68, respectively. As of December 31, 2016 and 2017, the royalty payables due to RCC were RMB8 and RMB0.5, respectively.

21.    SUBSEQUENT EVENT

In March 2018, the Company entered into an agreement to acquire assets, including an online audio/video program transmission license, of an online training services company in the PRC for approximately RMB89,796.