Form 20-F
period 2018-12-31
51JOB, INC.
filed 2019-03-29
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 000-50841

51job, Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building 3 No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China
(Address of principal executive offices)

Rick Yan, Chief Executive Officer Telephone: +86-21-6160-1888 Facsimile: +86-21-6879-6233 Building 3 No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing one common share, par value US$0.0001 per share Common shares, par value US$0.0001 per share*	NASDAQ Stock Market LLC (NASDAQ Global Select Market)

* Not for trading but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

61,874,716 common shares, par value
US$0.0001 per share, as of December 31, 2018.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8755 to US$1.00 on December 31, 2018, as set forth in the Federal Reserve Board’s H.10 Statistical Release. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

This annual report on Form 20-F includes our audited consolidated statements of operations and comprehensive income data for the years ended December 31, 2016, 2017 and 2018, and audited consolidated balance sheets data as of December 31, 2017 and 2018.

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

You should not place undue reliance on these forward-looking statements. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read these statements in conjunction with the risks disclosed in “Item 3.D. Key Information — Risk Factors” of this annual report and other risks outlined in our other filings with the U.S. Securities and Exchange Commission, or the SEC. Those risks are not exhaustive. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.     Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheets data as of December 31, 2017 and 2018, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	1,248,101	1,356,442	1,547,143	1,871,700	2,431,898	353,705
Other human resource related revenues	634,945	740,119	825,552	1,009,515	1,350,048	196,356
Print advertising	14,247	5,328	—	—	—	—
Total revenues	1,897,293	2,101,889	2,372,695	2,881,215	3,781,946	550,061
Net revenues	1,832,453	2,055,220	2,338,334	2,848,592	3,739,701	543,917
Cost of services(1)	(496,000)	(569,979)	(663,001)	(763,440)	(1,038,766)	(151,082)
Gross profit	1,336,453	1,485,241	1,675,333	2,085,152	2,700,935	392,835
Operating expenses(1):
Sales and marketing	(563,565)	(654,468)	(783,492)	(917,784)	(1,197,178)	(174,122)
General and administrative	(249,275)	(263,067)	(280,002)	(296,608)	(353,557)	(51,423)
Total operating expenses	(812,840)	(917,535)	(1,063,494)	(1,214,392)	(1,550,735)	(225,545)
Income from operations	523,613	567,706	611,839	870,760	1,150,200	167,290
Income before income tax expense	551,945	744,098	699,886	542,256	1,486,875	216,257
Income tax expense	(113,035)	(126,301)	(134,699)	(169,493)	(242,434)	(35,261)
Net income	438,910	617,797	565,187	372,763	1,244,441	180,996
Net loss (income) attributable to non-controlling interests	—	260	791	(874)	7,878	1,146
Net income attributable to 51job, Inc.	438,910	618,057	565,978	371,889	1,252,319	182,142
Earnings per share:
Basic	7.51	10.71	9.74	6.19	20.42	2.97
Diluted	7.35	10.41	9.68	6.08	19.82	2.88
Weighted average number of common shares outstanding:
Basic	58,475,397	57,714,850	58,132,976	60,087,306	61,318,292	61,318,292
Diluted	59,691,993	62,498,651	58,474,068	61,150,413	63,175,483	63,175,483

	As of December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Assets:
Cash	1,074,096	1,125,352	1,921,074	2,292,476	1,968,351	286,285
Short-term investments	3,420,650	3,825,547	4,159,318	4,839,550	6,865,886	998,602
Total current assets	5,045,764	5,560,298	6,719,585	7,878,241	9,676,990	1,407,461
Total non-current assets	535,956	861,964	1,016,325	2,145,491	2,561,426	372,543
Total assets	5,581,720	6,422,262	7,735,910	10,023,732	12,238,416	1,780,004
Liabilities:
Convertible senior notes, current	—	—	1,257,709	—	1,725,182	250,917
Total current liabilities	963,974	1,136,038	2,703,022	2,042,654	4,209,468	612,242
Convertible senior notes, non-current	1,111,207	1,108,877	—	1,667,967	—	—
Other non-current liabilities	12,593	43,235	57,166	121,348	210,752	30,653
Total liabilities	2,087,774	2,288,150	2,760,188	3,831,969	4,420,220	642,895
Total mezzanine equity	—	—	—	228,230	225,645	32,818
Shareholders’ equity:
Common shares	48	48	49	50	50	7
Additional paid-in capital	1,040,639	1,052,788	1,299,350	1,809,732	2,055,036	298,893
Total 51job, Inc. shareholders’ equity	3,493,946	4,125,042	4,967,443	5,954,380	7,569,241	1,100,901
Total equity	3,493,946	4,134,112	4,975,722	5,963,533	7,592,551	1,104,291
Total liabilities, mezzanine equity and equity	5,581,720	6,422,262	7,735,910	10,023,732	12,238,416	1,780,004

______________________

(1)             Share-based compensation was included in the selected consolidated statements of operations and comprehensive income data as follows:

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(12,997)	(13,770)	(14,080)	(14,029)	(16,316)	(2,373)
Operating expenses:
Sales and marketing	(11,173)	(11,837)	(12,104)	(12,060)	(14,026)	(2,040)
General and administrative	(57,210)	(60,338)	(59,886)	(59,879)	(74,623)	(10,854)

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

In addition, some of the competitors we encounter in our business process outsourcing business are affiliated with local government agencies and have licenses to provide a wider range of services than we do. The competition in the training services market remains highly fragmented and primarily made up of small, local training firms, but we could face increased competition should there be a consolidation of these training firms.

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

In the future, we may face competition from new entrants in the online recruitment industry and other human resource industries in which we operate. We may face greater competition from Internet portals and search engines, dedicated recruitment advertising websites and mobile applications, professional and social networking platforms, online classified websites and other human resource related services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants face relatively low barriers to entry to all of our businesses and could acquire significant numbers of corporate customers and individual users within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

A slowdown or adverse development in the PRC economy may have a material and adverse impact on our customers, demand for our services and our business.

Substantially all of our operations are conducted in China and a significant majority of our revenues are generated from providing online recruitment services for PRC businesses or affiliates of foreign firms operating in China. The growth of the Chinese economy has slowed in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth has decreased from 7.7% in 2013 to 6.6% in 2018. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer permanent employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to an economic slowdown, we could have difficulty collecting payment from the customer. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If the use of online advertising to conduct recruitment does not achieve broader acceptance in China, we may be unable to expand our online recruitment business.

We generate a majority of our revenues from online recruitment services, which are targeted toward employers and job seekers who use the Internet. We believe that the use of online advertising services by employers for recruitment remains relatively low in China, particularly for small and medium sized enterprises. Other informal recruitment channels, such as job fairs, personal referrals and professional networks, are also commonly utilized by the private sector. We cannot assure you that online recruitment advertising will achieve broader acceptance in China. We face challenges in promoting greater use of online advertising, which involves, among other things, changes in the way that employers disseminate information about jobs, the way that prospective employees search and apply for jobs, and the way in which candidates are evaluated and hiring decisions are made. In addition, while China is acknowledged to possess the largest online population in the world, the use of the Internet as a commercial medium has a short history, and China’s Internet penetration rate is lower than those of most developed countries. Any negative perceptions as to the effectiveness of online recruitment services, or online advertising in general, or any significant failure of the Internet to gain acceptance and trust as a medium for recruitment, may adversely affect our online recruitment services business and hinder our ability to expand this business.

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

In addition, as part of our strategy to be a “one-stop” human resource services provider, we strive to cross-promote our other human resource related services among our online recruitment services customers. However, we cannot assure you that such cross-promotion strategy will be effective or generate revenues as we expect. Furthermore, we may decide to develop or acquire new services in the area of other human resource related services. We cannot assure you that we will be able to deliver new products or services on a commercially viable basis or in a timely manner, or at all. If any of our efforts to cross-promote or operate new human resource related services are unsuccessful, our financial condition and results of operations may be materially and adversely affected.

Our business process outsourcing services may be adversely impacted by changes in PRC regulations and policies. In addition, new and future government regulations may significantly increase the number of labor disputes, which may result in higher operating costs.

The PRC Labor Contract Law, which became effective on January 1, 2008 and its amendment which became effective on July 1, 2013, established restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. The PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, specified that the PRC establish a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. On August 31, 2018, the Standing Committee of the National People’s Congress passed the Draft Amendment to the PRC Individual Income Tax Law, which became fully effective on January 1, 2019 and significantly changed major provisions of the law, including the determination of residence, income tax brackets, and allowable personal deduction and special itemized deductions.

We provide business process outsourcing services for human resource administrative functions, in particular social insurance, benefits and payroll services, for employers. Our business process outsourcing services are designed to assist employers to be compliant with PRC regulations and policies that continually change. Changes in regulations could affect social insurance and individual taxable income calculations, the extent and type of benefits employers are required to provide employees, and the administrative procedures, processes and documentation required by local government authorities. Such changes could reduce or eliminate the need for some of our services. New or additional requirements could also increase our cost to provide our services and require us to undertake adjustments to our operating systems, processes and procedures. Any failure by us to be updated and knowledgeable on regulatory changes and to inform, educate and assist our clients regarding new or revised regulations that impact them could materially damage our brands and reputation. In addition, any failure by us to modify our business process outsourcing services in a timely fashion in response to regulatory changes could materially and adversely affect our results of operations.

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

We experience material fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in the periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, we historically experience an increase in recruitment activity. During these peak periods, demand for online recruitment and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have usually observed seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment activity at calendar year end. Due to these factors, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, telecommunications networks in China and our technology platform.

Our online businesses, including the development of our websites and mobile applications, are heavily dependent on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. We cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

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

If we fail to generate a large volume of recruitment advertisements, successfully develop and enhance the perception of our websites and mobile applications as leading recruitment platforms, undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on our websites and mobile applications are found to contain inaccurate or false information, the value proposition of our websites and mobile applications as leading online recruitment platforms may be weakened. Furthermore, we may be subject to claims by individuals and customers seeking to hold us liable for such inaccurate or false information. Any claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brands. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected.

Our intellectual property has been, and will continue to be, subject to various forms of theft and misappropriation. Competitors copy and distribute content from our platforms and from the training materials that we use, and utilize misleadingly similar Internet domain names and URLs in an effort to divert Internet traffic away from our websites. We are also susceptible to others copying our business model and methods. The legal protection of trademarks, trade names, copyrighted material, domain names, trade secrets, know-how and other forms of intellectual property in the PRC is significantly more limited than in the United States and many other countries and may afford us little or no effective protection. Preventing unauthorized use of our intellectual property is difficult, time consuming and expensive. Misappropriation of our content, trademarks and other intellectual property could divert significant business to our competitors, damage our brand names and reputation, and require us to initiate litigation that could be expensive and divert management resources from the operation of our businesses.

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

The success of our business process outsourcing, training and placement services depends heavily on our ability to attract and retain skilled personnel. Our business of performing traditional human resource department functions such as payroll, benefits and compliance management and related services for customers on an outsourced basis depends on having personnel with expertise in local and national PRC government employment and tax regulations, payroll management and other human resource department functions. The success of our training business depends on personnel with the necessary skills to conduct and support our training seminars and other activities and services in this business. Similarly, our ability to provide high quality placement and executive search services depends on a dedicated team of consultants with expertise and relationships in the geographic markets and industries in which our clients seek candidates. If we are unable to attract and retain critical skilled personnel, our business process outsourcing, training and placement businesses may be materially and adversely affected.

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

We operate in an evolving market, and our business and results of operations may suffer if we do not successfully manage our growth.

We operate in a rapidly evolving market. While we have grown significantly since we commenced operations in 1998, we intend to continue to expand in size and increase the number of services we provide. Our success in managing this growth will depend to a significant degree on the ability of the members of our senior management to operate effectively both independently and as a group.

As a growing company, we may encounter risks and difficulties including our potential failure to:

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

•                      adequately and efficiently operate, maintain, upgrade and develop our websites, mobile applications and the other platforms and equipment we utilize in providing our services;

•                      improve and develop financial and management information systems, controls and procedures;

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

Although we have achieved profitability for a period of time, we expect that our ongoing expansion will increase our operating expenses. In addition, new business initiatives may expose us to new challenges and uncertainties. Our historical results of operations should not be taken as indicative of the rate of growth, if any, or the level of profitability, if any, that can be expected in the future. If we do not successfully manage our growth, our business and results of operations may be materially and adversely affected.

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

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on September 1, 2015, the Interim Measures for the Administration of Online Advertising promulgated by the State Administration for Industry and Commerce, or the SAIC (currently known as the PRC State Administration for Market Regulation, or the SAMR, since March 22, 2018), which became effective on September 1, 2016, the Circular on Launching a Special Program to Rectify Internet Advertisements promulgated by the SAIC, which became effective on February 9, 2018, and the PRC Electronic Commerce Law, which became effective on January 1, 2019, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Advertisers, advertising companies and advertisement publishers are also required to distinguish online advertisement by the mark of “AD,” obtain an user’s prior consent before sending online advertisement, verify the content of online advertisement and properly display online advertisement. With regard to products or services displayed in the order of keyword auction or keyword bidding, a clear mark “AD” shall be affixed to the search results containing such products or services. If we are deemed to be in violation of such laws and regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license, any of which may materially and adversely affect our business.

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

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which became effective on June 1, 2017, further requires Internet product and service providers to take proper measures to protect Internet security and the personal information of users. In January 2019, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was promulgated and became effective immediately, under which, Internet application, or app, operators shall strictly fulfill their obligations regulated in the PRC Cyber Security Law when collecting and using personal information, and the relevant authorities will strengthen the supervision and punishment of the illegal collection and use of personal information.

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

If we do not appropriately maintain effective internal control over financial reporting, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.”

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

We have limited insurance coverage.

While we have insurance for some of our properties, vehicles and equipment, we do not maintain any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of avian flu, H1N1 flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. Health or other government regulations adopted in response to an epidemic or other outbreaks may require temporary closure of our offices or institute restrictions on travel which could adversely affect our ability to provide services to our customers throughout China. Our operations could also be disrupted if any of our employees were suspected of having the avian flu, H1N1 flu, SARS or other disease epidemics, which could require us to quarantine some or all of these employees or disinfect our offices. In addition, our results of operations could be adversely affected to the extent that an epidemic or outbreak harms the Chinese economy in general. We have not adopted any written preventive measures or contingency plans to combat any future epidemic.

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

The PRC government has regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has been relaxed and foreign persons are now permitted to wholly own advertising entities in China. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003, and this ownership limitation has been increased to 70% for human resource services companies registered in several locations in the PRC. For a discussion of the limitations on foreign ownership governing our businesses, see “Item 4.B. Information on the Company — Business Overview — Regulation — Limitations on Foreign Ownership of Our Businesses.”

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

PRC laws and regulations currently limit foreign investment in entities providing human resource related services and in entities operating as Internet content providers. Tech JV and its subsidiaries conduct most of our operations and recognize most of our revenues. 50% of our equity interest in Tech JV is effectively held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Beijing Run An Information Consultancy Co., Ltd., or Run An. Run An is jointly owned by two long-time members of our senior management, Jingwu Chen and Tao Wang. Through agreements with Qian Cheng, Run An and their respective shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng and Run An. As a result, we consolidate all of these interests for U.S. GAAP reporting purposes. For a description of these contractual arrangements, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

According to PRC laws, trademark license agreements are required to be filed with the Trademark Office of the SAIC for the record. Under a trademark license agreement dated as of August 15, 2000, and supplemented and amended as of August 15, 2005, August 15, 2010 and August 14, 2018, WFOE has granted to Tech JV the right to use certain trademarks in the PRC. The trademark license agreement has not been filed with the Trademark Office of the SAIC, and as such it may not be enforceable against bona fide third parties until completion of such registration.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of variable interest entity, or VIE, structures or contractual arrangements, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by PRC-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide.

On March 22, 2018, the General Office of the State Council promulgated the Notice of the General Office of the State Council on Forwarding the Opinions of the China Securities Regulatory Commission on Launching Pilot Projects for the Domestic Issuance of Shares or Depositary Receipts by Innovative Enterprises, which became effective immediately, according to which, for the pilot enterprises that have a protocol control structure, the CSRC shall distinguish the different situations and prudently handle them in accordance with the law jointly with the relevant authorities. Although the PRC government’s attitude towards the VIE structure is still conservative and prudent, it was the first time that the State Council and the CSRC have recognized the VIE structure in official documents.

On January 19, 2015, the PRC Ministry of Commerce, or the MOFCOM, published the first draft of the PRC Foreign Investment Law, or the First Draft FIL, on its official website for public review and comment. Among other things, the First Draft FIL expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a domestic enterprise is considered a foreign-invested enterprise. In addition to control through direct or indirect ownership or equity, the First Draft FIL included control through contractual arrangements within the definition of “actual control.” Under the First Draft FIL, VIEs would have been deemed as foreign-invested enterprises, if they were ultimately “controlled” by foreign investors, and would not be allowed, or would be subject to foreign investment restrictions and prohibitions.

On January 29, 2019, the National People’s Congress published the second draft of the PRC Foreign Investment Law, or the FIL, which was voted and passed on March 15, 2019 and will come into effect on January 1, 2020. Compared with the First Draft FIL in 2015, the scope of foreign investment in the FIL is significantly narrower and limited to the establishment of foreign-invested enterprises by foreign investors in China by means of new set-up or merger/acquisitions. The FIL no longer includes “control or own interests of domestic enterprises by contract, trust or other means” within the scope of foreign investment, while still providing the “catch-all clause” to include any investments made by foreign investors in China through other means as provided by laws, administrative regulations or State Council provisions. Therefore, although the FIL does not clearly deem VIEs as foreign-invested enterprises, it is possible that future regulations or interpretations may provide otherwise, as a result of which, our business, financial condition and results of operations may be adversely affected.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements with our affiliated Chinese entities were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, we could face material and adverse tax consequences. A transfer pricing adjustment could, among other things, result in an increase in the PRC tax liabilities of our affiliated Chinese entities. In addition, the PRC tax authorities may impose late payment fees and other penalties for the adjusted but unpaid taxes according to applicable regulations. Our net income may be materially reduced if our affiliated Chinese entities’ tax liabilities increase.

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

Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, and such controls are stringent. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange” and “— Regulations Relating to Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related business and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our failure to comply with applicable PRC Internet regulations could subject us to severe sanctions.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China. If new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. We cannot assure you that relevant government authorities will not adopt new laws or regulations in the future which may be burdensome on our business or cause substantial compliance costs to us, nor can we assure you that we will always be able to comply with such laws and regulations.

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

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The discontinuation of preferential tax treatments currently available in the PRC could have a material and adverse effect on our financial condition and results of operations.

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, applies a uniform 25% enterprise income tax, or EIT, rate to both foreign-invested enterprises and domestic enterprises. Subject to certain factors described in the EIT Law and related regulations, an enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise,” or HNTE.

In December 2009, our main operating subsidiary, Tech JV, was designated by relevant local authorities in Shanghai as a HNTE and became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. In 2018, its preferential tax status was renewed and is valid through 2020. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future. If Tech JV does not maintain its status as a HNTE and the EIT rates of our PRC subsidiaries increase, our financial condition and results of operations could be materially and adversely affected.

Dividends we receive from our PRC subsidiaries are subject to PRC withholding tax.

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

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council, relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation, or the SAT, issued the Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, which further provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. For more details about these criteria, please refer to “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation.” Although Circular 82 only applies to offshore enterprises controlled by enterprises or an enterprise group located within the PRC, the determining criteria set forth in Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. We are a Cayman Islands holding company and substantially all of our operational management is based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a resident enterprise, we may be subject to the uniform 25% EIT rate as to our global income, which could have a material adverse effect on our results of operations.

If we are considered a PRC resident under the EIT Law, dividends payable to foreign investors and gains on the sale of our common shares or ADSs by our foreign investors may become subject to PRC taxation.

If we are considered to be a PRC resident enterprise under the EIT Law, any dividends payable to non-resident enterprise holders of our common shares or ADSs may be treated as income derived from sources within the PRC and therefore subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise holders upon the disposition of our common shares or ADSs may be treated as income derived from sources within the PRC and therefore subject to 10% income tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors or if you are required to pay PRC income tax on any gains realized from the transfer of our common shares or ADSs, the value of your investment in our common shares or ADSs may be materially and adversely affected.

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

On February 3, 2015, the SAT issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-Resident Enterprises, or Bulletin 7, which supersedes the provisions of Circular 698 in relation to Indirect Transfers, while the other provisions of Circular 698 remain in force. Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Bulletin 7 extends its tax jurisdiction to not only include Indirect Transfers as set forth under Circular 698 but also transactions involving the transfer of real property in China and the assets of an establishment or place situated in China, through the offshore transfer of a foreign intermediate holding company. Under Bulletin 7, if an Indirect Transfer is re-characterized as a direct transfer, the transaction will be subject to (i) 25% EIT rate on the gains derived from the transfer of the property of an establishment or place situated in China, or (ii) 10% EIT rate on the gains derived from the transfer of real property situated in China or equity interests in PRC resident enterprises, unless an applicable tax treaty provides otherwise. Moreover, Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. However, Bulletin 7 also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions in China.

Certain PRC regulations and rules establish additional procedures and requirements for mergers and acquisitions in China. Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, etc., as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law. In addition, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC and the PRC State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands. Complying with the requirements of the relevant regulations to complete acquisitions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete transactions, which could affect our ability to expand our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of the SAFE. Our capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Our business has benefitted from financial incentives granted by local governments. The elimination of these incentives or changes to local government policies would materially affect our results of operations.

Local governments in China have granted financial incentives from time to time to some of our PRC subsidiaries as part of their efforts to encourage and support the development of local businesses. We received approximately RMB97.1 million, RMB86.3 million and RMB173.8 million (US$25.3 million) in financial incentives from local governments in 2016, 2017 and 2018, respectively. The timing, amount and criteria of incentives are determined within the sole discretion of the local government authorities and cannot be expected or predicted before we actually receive any incentive. Local governments may decide to reduce or eliminate incentives or change their policies at any time, and we cannot assure you of the continued availability of these incentives. Any reduction or elimination of incentives would materially and adversely affect our results of operations.

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

Fluctuations in exchange rates may have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and costs are denominated in the Renminbi. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported, regardless of any underlying change in our business or results of operations, as the Renminbi is our reporting currency.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the Big Four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the Big Four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Common Shares and Our ADSs

We are controlled by a small number of our existing shareholders, whose interests may differ from those of other shareholders, and our board of directors has the power to discourage a change of control.

As of February 28, 2019, the following shareholders beneficially owned 36.3 million common shares:

•                      Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, which beneficially owned 23.4 million common shares, or approximately 37.9% of our outstanding common shares, and which is affiliated with Junichi Arai, one of our directors; and

•                      Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 20.7% of our outstanding common shares.

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

•                      actual or anticipated fluctuations in our quarterly results of operations;

•                      changes or revisions by us to previously released operating and financial targets;

•                      announcements by us or our competitors of new services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•                      changes in financial estimates or recommendations by securities analysts;

•                      conditions in our industry, which is the market for online recruitment services and other human resource related services in China;

•                      additions or departures of key personnel;

•                      fluctuations of exchanges rates between the Renminbi and U.S. dollar;

•                      approvals or revocations of operating licenses or permits in relation to our business;

•                      pending or potential litigation or regulatory investigations; and

•                      general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the trading prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, most of whom have been granted stock options.

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

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening either an annual general meeting or an extraordinary general meeting called to vote on matters requiring the approval by special resolution is 20 days. The minimum notice period for other extraordinary general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and executive officers reside outside the United States.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in China. The majority of our assets are located in China. In addition, many of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside the Cayman Islands and China on us or our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China in the event that you believe your rights as an ADS holder have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, our PRC legal counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2018 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                      the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                      the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                      the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                      the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to NASDAQ Stock Market rules and regulations. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2018, although there can be no assurance in this regard. However, we believe there is a risk that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2018, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a risk that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

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

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates on taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Item 10.E.. Additional Information — Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

ITEM 4.                                    INFORMATION ON THE COMPANY

A.                History and Development of the Company

We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted limited liability company in the Cayman Islands under the Cayman Islands Companies Law (2018 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands company and the registered owner of our www.51job.com domain name, and other subsidiaries to become the holding company of our corporate group. As of December 31, 2018, we mainly operated our business through the following significant PRC subsidiaries and affiliated Chinese entities:

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

In May 2004, we restructured our operations to comply with then existing PRC laws and regulations governing foreign ownership in entities conducting advertising and human resource related services. For a discussion on our group structure, see “Item 4.C. Information on the Company — Organizational Structure.”

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

In September 2008, we announced a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11 million, including transaction fees. In June 2014, our shareholders approved an increase to the size of the share repurchase program from US$25 million to US$75 million. From 2014 to 2015, we purchased 1,698,243 ADSs, through open-market transactions for an aggregate consideration of approximately US$49 million, including transaction fees. We did not make any repurchase of our ADSs in the open market in 2016, 2017 and 2018.

In 2016, we made several long-term, non-controlling investments totaling RMB127.7 million, primarily in a provider of accounting and finance training courses as well as in companies that provide business process outsourcing services in China. In 2017, we acquired 66% of the equity interest in Lagou Information Limited, or Lagou, which operates a recruitment website focused on technology and engineering talent in China, for RMB782.6 million and made several long-term, non-controlling investments totaling RMB97.3 million in companies that provide recruitment and human resource services. In 2018, we made several long-term investments totaling RMB156.8 million (US$22.8 million), which included companies that provide talent assessment, human resource consulting and business process outsourcing services as well as participation in investment funds that are focused on companies that primarily provide services in the education and training market in China, We have utilized our existing cash resources for payments related to these acquisitions and investments in 2016, 2017 and 2018. In addition to organic growth, we expect to selectively pursue acquisitions and investments in businesses that complement our existing operations and further our strategic objectives in the future.

See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources” for a discussion of our capital expenditures.

Our principal executive offices are located at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86-21-6160-1888. Our agent for service of process in the United States is CCS Global Solutions, Inc., located at 530 Seventh Avenue, Suite 909, New York, New York 10018. Our principal website address is www.51job.com. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC using its EDGAR system.

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

In addition to online recruitment services, we also provide other complementary human resource related services, consisting primarily of business process outsourcing campus recruitment, training, assessment and placement services. We aim to be a comprehensive, “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers through local offices in 37 cities in China and a national sales and customer service call center in Wuhan. Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers.

Our Products and Services

We provide a range of human resource services in the following categories:

•                      online recruitment services; and

•                      other human resource related services, such as business process outsourcing, campus recruitment, training, assessment and placement services.

We generate a significant majority of our revenues from our online recruitment services. Our online recruitment services business generated 65.2% of our revenues in 2016, 65.0% of our revenues in 2017 and 64.3% of our revenues in 2018. Other human resource related services generated 34.8% of our revenues in 2016, 35.0% of our revenues in 2017 and 35.7% of our revenues in 2018.

Online Recruitment Services

Our online recruitment services are delivered through several brands. Each website and its respective mobile application focuses on the needs of job seekers and employers in a designated labor market segment or demographic group in China.

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

We believe that 51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that 51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 138 million user accounts established since the launch of this website in 1999 and approximately 127 million resumés posted online as of December 31, 2018. We believe that 51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

www.yingjiesheng.com. Yingjiesheng.com, or YJS, is an online recruitment website which focuses on college graduates and students in China. YJS enables employers to place recruitment advertisements and allows job seekers to apply to full-time, part-time and internship job opportunities. YJS also disseminates information about application deadlines, on-campus talks, corporate visits and recruitment fairs. In addition, YJS moderates online career advice and job seeker counseling forums that facilitate information sharing and engagement among its users.

We believe YJS is an important complement to 51job.com as it attracts new highly educated, first-time workers that may be migrated to 51job.com for further job opportunities as they mature and gain experience. YJS also provides access to a younger audience that is particularly valuable to employers who seek to build a long-term talent pipeline. The collaboration of the online presence of YJS and our offline campus recruitment services further increase and strengthen our overall service effectiveness to employers.

www.51jingying.com. The website www.51jingying.com, or Jingying, is a platform that connects recruiters with primarily passive job seekers who are usually currently employed, older, more experienced and highly skilled. We believe that Jingying addresses a segment of the labor market in China that has been traditionally served by a highly fragmented, offline community of local, small headhunting firms. Through Jingying, headhunters may post employment opportunities and search job candidate profiles. Conversely, job seekers can apply to these listings and access recruiter profiles that provide background details on industry of expertise, previous job placements and verification of professional credentials. However, to complete a connection, recruiters and job seekers are required to exchange and accept each other’s electronic business cards through Jingying, after which, they can build a professional network of contacts and establish long-term relationships. The features of Jingying also include more powerful search capabilities that better prioritize relevant positions and candidates, and its mobile application has a private communication channel and name card scanning function.

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

The following table sets forth the estimated number of unique employers who used our online recruitment services for the periods indicated. In line with our strategic priority to focus more attention on higher potential employers, moderate new user additions and terminate coverage of certain customer accounts in 2018, we saw a decrease in the estimated number of unique employers who used our online recruitment services during the year ended December 31, 2018.

	For the year ended December 31,
	2016	2017	2018

Estimated unique employers using online recruitment services*	460,811	519,257	485,008

*                     The estimated number of unique employers using online recruitment services reflects those employers currently assigned a unique identification number in our management information system and does not include employers utilizing Lagou.com, which we acquired in December 2017.

We provide job seekers access to our websites and mobile applications free of charge.

Other Human Resource Related Services

Business Process Outsourcing. We perform business process outsourcing services by managing human resource administrative functions for employers on an outsourced basis. Our services to corporate clients mainly consist of social insurance, benefits and payroll processing as well as compliance services to adhere with local governmental employment regulations. While the market for business process outsourcing services in China is relatively new compared to developed economies like the United States, we believe that there is significant future potential for these services as companies in China grow and their organizations become more complex, thereby increasing the need and demand for using third parties to perform human resource administrative functions. In providing our business process outsourcing services, we strive for close operational integration with our recruitment services, which enables us to share staff resources and leverage our sales and marketing investments. We continue to build our outsourcing capability and aim to increase the number of companies and individuals we serve as well as to expand the type of services we provide.

Campus Recruitment. We provide campus recruitment services to corporations seeking to recruit college and university students. We assist corporations with recruitment strategy, the selection of targeted schools, the scheduling of campus visits, and the marketing and promotion of their image to students. We also handle on-campus logistical arrangements and event management for our clients, including venue reservation, event design and decor, equipment rental, photography and videography.

Training. We conduct training seminars in such areas as business management, leadership, sales and marketing, human resource, negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide our seminars to the general public and on a customized, in-house basis for corporate clients. We license content and materials from third parties for some of the training courses we provide. We also enter into arrangements with certain trainers and lecturers that meet our knowledge, expertise and experience requirements. In addition to classroom-style seminars, we provide outdoor-based training exercises and programs for corporate clients to promote personal development, team building and communication. We believe that our training services build our brand awareness as a provider of comprehensive, integrated human resource services.

Professional Assessment Tools. We provide professional and scientific assessment tools to assist human resource departments in evaluating capabilities and dispositions of job candidates and existing employees. Our talent assessment services, including a system of in-house developed, proprietary psychometric tests, help employers to identify ideal job candidates and better allocate talent resources in their organizations in China.

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

Other Products. We also perform support and administrative services for employers on select recruitment projects, such as career fairs and overseas events.

Seasonality

Our business experiences seasonal variations in recruitment demand and activities. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Factors Affecting Our Results of Operations” for a discussion of seasonality in the human resource services market.

Technology

We design and update our websites and mobile applications as well as develop our proprietary software entirely in-house. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our websites and mobile applications, other than the advertisements and trademarks provided by our advertisers.

We employ a large staff of website designers and technicians to update and enhance our websites as well as to design, build and provide assistance to customers whose recruitment websites we are maintaining. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our platforms within a few hours.

From time to time we experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. To date, we have not been subject to significant targeted disruptions or hacking and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by the telecommunications service providers are consistent with the difficulties that affect Internet service in China generally. To date, our websites and mobile applications have not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our websites and mobile applications. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We face risks related to health epidemics and other natural disasters;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, telecommunications networks in China and our technology platform.”

Competition

We face significant competition in all of our business lines. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.”

Online Recruitment Services

We experience competition in our online recruitment services business from dedicated job search websites, such as www.zhaopin.com, as well as market niche players that focus on particular industry verticals, such as technology and finance, or job seeker segments.

None of the well-established nationwide Internet portals, search engines and online classified websites, such as www.58.com, www.baidu.com, www.qq.com and www.sina.com.cn, are dedicated providers of recruitment advertising or other human resource products in China, and each offers a wide variety of other online services. However, any or all of our online competitors may decide to allocate significant additional resources to providing recruitment advertising or other human resource related services. We may also face competition from professional and social networking websites as well as other large Internet companies who may enter the market for any or all of our services in China. As a result of these events, we could encounter significantly increased competition in some or all of our markets.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers and serving existing customers. As of December 31, 2018, we employed over 4,300 sales and account management representatives that identify and directly contact customers via the Internet, telephone and personal sales visits. We maintain local offices in 37 cities in China and have also established a national sales and customer service call center in Wuhan. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new products and services.

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

Cross-Marketing. We have established cross-marketing relationships between our platforms and a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use our websites and mobile applications.

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

Under a trademark license agreement between WFOE, as licensor, and Tech JV, as licensee, Tech JV has the right to use certain trademarks in the PRC, with no right of assignment or sublicense. Under a domain name license agreement between 51net, as licensor, and Tech JV, as licensee, Tech JV has the right to use the www.51job.com domain name in connection with the operation of this website. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — If we are unable to prevent others from using our intellectual property, our business may be materially and adversely affected” and “— We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

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

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies (2003), as amended in 2005 and 2015, jointly promulgated by the PRC Ministry of Human Resources and Social Security, or the MOHRSS, the MOFCOM and the SAIC. Under this regulation, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. This ownership limitation has been increased to 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations, such as Pudong New District in Shanghai since June 2006, Zhongguancun National Innovation Demonstration Zone in Beijing since September 2014, Nanjing since December 2014, and Suzhou since April 2015. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers. Since November 2018, the State Council and the MOHRSS have issued some notices and regulations to pilot the establishment of wholly foreign owned human resource service agencies in certain locations in the PRC, such as the China (Shanghai) Pilot Free Trade Zone and Zhongguancun National Innovation Demonstration Zone in Beijing.

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

The principal regulations governing foreign ownership in Internet content providers in China include:

•                      Administrative Rules for Foreign Investments in Telecommunications Enterprises (2016 Revision), effective on February 6, 2016;

•                      Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018), effective on July 28, 2018; and

•                      Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2018 Version), effective on July 30, 2018.

Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services (except for a few businesses such as e-commerce and Internet app store), which include the service of providing Internet content.

According to the Opinion on Further Opening Value-Added Telecommunications Services to Foreigners in China (Shanghai) Pilot Free Trade Zone, foreign ownership in certain value-added telecommunications service providers (e.g., Internet content providers providing app store services) may exceed 50% in China (Shanghai) Pilot Free Trade Zone; however, service providers providing online advertising and human resource services are not included.

In addition, according to the MIIT Notice, value-added telecommunications services license holders (including their shareholders) shall directly own the domain names and registered trademarks used by such value-added telecommunications services license holders in their daily operations and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance in forms of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. For those who are not in compliance with the above requirements and fail to rectify the non-compliance, the relevant PRC government authorities may revoke their operating licenses. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related business and companies.”

General Regulation of Our Businesses

Advertising

The SAMR is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:

•                      Advertising Law (Amended in 2018);

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

Human Resource Services

Human resource services firms in China are mainly regulated by the MOHRSS. The principal regulation applicable to human resource services firms is the Regulations on Administration of Human Resource Markets (2001, as amended in 2005 and 2015), or the Human Resource Markets Regulations, jointly promulgated by the MOHRSS and the SAIC. Under the Human Resource Markets Regulations, any entity providing human resource services in China must obtain a human resource services license from the local administration of human resources and social security at the county level and above, while any foreign-invested entity providing human resource services in China must obtain such license from the administration at the provincial level. Each of these administrations may adopt rules, with some degrees of variation among provinces, to regulate human resource services operations conducted within the province.

On May 2, 2018, the State Council promulgated the Provisional Regulations on Human Resource Markets, or Provisional Regulations, which came into effect on October 1, 2018. The Provisional Regulations stipulate different requirements based on the specific businesses engaged in by commercial human resource service organizations: those engaging in employment agency activities shall obtain the human resource services license; those engaging in the collection and dissemination of human resource supply and demand information, the employment and entrepreneurship guidance, human resource management consulting, human resource evaluation, human resource training, and those undertaking outsourcing contracts of human resource services only need to complete filing formalities. The Provisional Regulations have made substantial changes to the employment agency licensing system set up by the Human Resource Markets Regulations.

Value-Added Telecommunications Services

The delivery of content on our online platforms is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the MIIT and the SAMR. The principal regulations applicable to the telecommunications industry and Internet include:

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

Online Commerce

The SAIC promulgated the Administrative Measure for Online Trading on January 26, 2014, which applies to all online commerce businesses in general and requires all online commerce operators to register with the SAIC or its local offices.

Under the PRC Electronic Commerce Law, which became effective on January 1, 2019, e-commerce operators shall abide by the relevant provisions of the PRC Advertising Law when transmitting advertisements to the consumer. With regard to products or services displayed in the order of keyword auction or keyword bidding, a clear mark “AD” shall be affixed to the search results containing such products or services.

There are no PRC laws that have national applicability to online commerce specifically relating to human resource services. However, local authorities may impose requirements on online business activities conducted within its jurisdiction, such as registration or filing requirements.

Mobile Applications

The Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, in June 2016, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile Internet application refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile Internet app providers refer to the owners or operators of mobile Internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the Internet.

Under the Mobile Application Administrative Provisions, an Internet app program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An Internet app provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. In respect of an Internet app store service provider, the Mobile Application Administrative Provisions require that, among others, it must file a record with the local authority within 30 days after it rolls out the Internet app store service online. It must also examine the authenticity, security and legality of Internet app providers on its platform, establish a system to monitor app providers’ credit and file a record of such information with relevant governmental authorities. If an app provider violates the regulations, the Internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. These measures aim to enhance the administration of mobile apps, and require, among others, that mobile phone manufacturers and Internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device.

On March 15, 2019, the SAMR and the CAC jointly promulgated the Announcement on the Implementation of App Security Certification, or the Implementation Announcement, according to which, the China Cyber Security Review Technology and Certification Center shall be responsible for the app security certification work, and app operators are encouraged to undergo such security certification voluntarily; search engines, app stores, etc. are encouraged to clearly mark and give priority to recommend the apps which have been certified. As the attachment to the Implementation Announcement, the Implementation Rules of App Security Certification have stipulated specific certification procedures, post-certification supervision and management of app security certification.

Labor and Social Insurance

Under the PRC Labor Law, effective in 1995 and its amendment which became effective on December 29, 2018, and the PRC Labor Contract Law, effective in 2008 and its amendment which became effective on July 1, 2013, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with workplace safety training.

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

Under the Regulations on Work-Related Injury Insurance effective in 2004 and amended in 2010, and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-Related Injury Insurance that became effective on January 1, 2011. The amendments to this regulation expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People’s Congress promulgated the PRC Social Insurance Law, which became effective in 2011 and was amended in 2018. The PRC Social Insurance Law specified that the PRC establish a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

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

Under the FIL, the state shall protect the intellectual property of foreign investors and foreign-invested enterprises as well as the legitimate rights and interests of holders of intellectual property rights and the relevant right holders; any infringement upon intellectual property rights will be held for legal liability according to PRC laws. Foreign investors may, according to applicable laws, freely remit into or out of the PRC, in Renminbi or any other foreign currency, their intellectual property royalties within the territory of the PRC.

Regulations Relating to Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council, the PRC Ministry of Culture and Tourism and the PRC State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. Internet content providers must monitor and control the information posted on their websites, and Internet information service providers that provide Internet information services with public opinion attributes or social mobilization capacity shall conduct security assessment on their own and be responsible for the assessment results. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an Internet content provider violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

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

Under the Provisions on Protecting the Personal Information of Telecommunications and Internet Users effective in September 2013, telecommunications service operators and Internet information service providers shall formulate the rules for collection and use of users’ personal information and publish such rules in their business or service premises or on their websites. Without the consent of users, no telecommunications service operator or Internet information service provider may collect and use users’ personal information. When collecting and using users’ personal information, telecommunications service operators and Internet information service providers shall clearly inform users of the purpose, manner and scope for collection and use of information, the channels for inquiry and correction of information, the consequences from refusal to provide information and other relevant matters. Telecommunications service operators and Internet information service providers shall not collect users’ personal information other than that necessary for providing services, or use information for purposes other than the provision of services; and shall not collect and use information by fraud, misleading, coercion or any other means or in violation of laws, administrative regulations or agreements between both sides.

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

Under the PRC Advertising Law, the amendment of which became effective in September 2015, without the consent or request of the recipient, no entity or individual may send advertisements to the recipient’s residence or vehicle, among others, or send advertisements in the form of electronic information. Where an advertisement is sent in the form of electronic information, the sender’s true identity and contact information shall be explicitly indicated, and the sender shall provide the recipient with a method for the recipient to discontinue receiving such advertisements. Under the PRC Counter-Terrorism Law, which became effective in January 2016 and was amended in 2018, Internet service providers shall conduct identity verification of individuals.

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

On January 25, 2019, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps, or the Announcement, was promulgated jointly by the CAC, the MIIT, the PRC Ministry of Public Security and the SAMR and became effective immediately. Under this Announcement, app operators shall strictly fulfill their obligations regulated in the PRC Cyber Security Law when collecting and using personal information. The relevant authorities will evaluate the privacy policies of and collection and use of personal information by the apps with a large number of users and those closely related to people’s lives, and strengthen the regulation and punishment of the illegal collection and use of personal information. For the implementation of this Announcement, the relevant authorities have established the App Special Crackdown Working Group, or App Working Group. The App Working Group promulgated the Self-Assessment Guidelines for Apps Regarding the Illegal Collection of Personal Information on March 1, 2019, which provide nine self-assessment guidelines and standards for the collection and use of personal information by app operators from three aspects: (i) privacy policy text; (ii) behavior in the collection and use of personal information; and (iii) app operator’s obligation to protect users’ rights.

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

Regulations Relating to Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions require any Internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features, such as digital works that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from the SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign owned enterprises cannot engage in providing web publishing services.

We do not believe the activities we engage in on our websites and mobile applications constitute “Internet publishing activities” as such term is used in the Online Publishing Provisions. As a result, we have not applied or obtained an Internet publishing license. However, in the event that our activities are deemed to be “Internet publishing,” we may be required to obtain approval from the relevant PRC authorities. If we are deemed to be in breach of the Internet publishing regulations, the relevant PRC authorities may seize the related equipment and servers used primarily for such activities and confiscate any revenues generated from such activities. In addition, the relevant PRC authorities may also impose fines.

Regulations on Internet News Information Service

The CAC issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision, which became effective on June 1, 2017 and replaced the original provisions promulgated in 2005.

Internet news information services shall include service of collecting, editing and publishing Internet news information, service of reposting and service of providing propagation platform. Under the Internet News Provision, Internet news service providers shall also include entities that are not established by the press but reproduce Internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The CAC shall be in charge of the supervision and administration of the Internet news information services throughout China.

If we release information that may be deemed by authorities as Internet news, we may be required to obtain an Internet news information service license. We do not believe that we are required to obtain an Internet news releasing license because the news posted on our websites and mobile applications are related to the recruitment and HR services industries which are not political in nature. However, if any of the Internet news posted on our websites and mobile applications is deemed by the government to be political in nature, related to macroeconomics, or otherwise requires such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant Internet news releasing regulations, the PRC regulatory authorities may suspend our information release activities and impose a fine. In serious cases, the PRC regulatory authorities may even suspend the Internet service or Internet access.

Regulations on Broadcasting Audio/Video Programs through the Internet

In July 2004, the State Administration of Radio, Film and Television, or the SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-Visual Program Services which took effect on June 1, 2016. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet audio/video program transmission license” is required.

In April 2005, the State Council announced Several Decisions on Investment by Non-State-Owned Companies in Culture-Related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

In December 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, or Circular 56, which came into effect as of January 31, 2008 and was amended in August 2015. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an Internet audio/video program transmission license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the Internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

In May 2016, the SAPPRFT issued the Circular on Relevant Issues Concerning Implementing the Approval Granting for Mobile Internet Audio and Video Program Services, or the Mobile Audio and Video Program Circular, which was amended in 2018. The Mobile Audio and Video Program Circular provides that mobile Internet audio/video program services are deemed a type of Internet audio/video program services. Entities approved to provide mobile Internet audio/video program services may use mobile WAP websites or mobile applications to provide audio/video program services, but the types of the programs operated by such entities must be within the permitted scope as provided in their online audio/video program transmission license and such mobile applications must be filed with the SAPPRFT.

On March 6, 2018, the SAPPRFT issued the Notice on Further Regulating the Dissemination Order of Online Audio-Visual Programs, under which, the activities of illegally extracting, cutting and re-editing audio-visual programs shall be resolutely banned, and websites are required to rigorously manage online audio-visual programs in terms of the legitimacy of copyright.

On January 9, 2019, the Specifications for the Administration of the Network Short Video Platform was promulgated by China Netcasting Services Association and became effective immediately, under which, the network short video platform shall obtain the permit for “audio-video spreading programs through information network” and conduct business strictly within the scope of the permit.

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

Under the FIL, foreign investors may, according to applicable laws, freely remit into or out of the PRC, in Renminbi or any other foreign currency, their contributions, profits, capital gains, income from asset proposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of the PRC.

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

The SAFE promulgated the Notice of the SAFE on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises, or Circular 19, on June 1, 2015, which superseded Circular 142. Under Circular 19, foreign-invested enterprises are allowed to settle 100% of their capital in foreign currencies in Renminbi on a discretionary basis. The Renminbi obtained by foreign-invested enterprises from the discretionary settlement of their capital in foreign currencies shall be managed under the accounts for foreign exchange settlement pending payment, and foreign-invested enterprises shall make various payments from such account for the following scope of use: expenditure within the business scope, payment for domestic equity investment and Renminbi deposits, transfers to the special centralized fund management account and the account for foreign exchange settlement pending payment under the same name, repayment of the Renminbi loans that have been fully used, repayment of external debts directly or by foreign exchange purchase and payment, external payment of funds to foreign investors due to capital reduction or divestment directly or by foreign exchange purchase and payment, external payment of current account expenditure directly or by foreign exchange purchase and payment, and other capital account expenditure registered by the relevant foreign exchange bureau (bank) or approved by the relevant foreign exchange bureau. Foreign-invested enterprises shall not use their capital and the Renminbi obtained from foreign exchange settlement for any of the following purposes: direct or indirect use for expenditure beyond its business scope or expenditure prohibited by PRC laws and regulations; directly or indirect use for investment in securities, unless otherwise prescribed by laws and regulations; directly or indirect use for granting entrusted loans (unless permitted under its business scope), repaying inter-company loans (including third party advances) and repaying Renminbi bank loans that have been transferred to a third party; or use for the expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Circular 19 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Under Circular 37, in the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and adversely impact our business and prospects.”

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

•                      Wholly Foreign Owned Enterprise Law (1986), as amended;

•                      Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•                      Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended;

•                      Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and

•                      PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017 and 2018.

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

Regulations Relating to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

In August 2006, six PRC regulatory agencies jointly adopted the M&A Rules, which became effective in September 2006 and was further amended in June 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, etc., as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law.

Complying with these requirements could affect our ability to expand our business. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions in China.”

Regulations Relating to Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Net Revenues and Business Taxes” and “ — Income Taxation — PRC.”

C.                Organizational Structure

The following chart illustrates our corporate structure, including our principal operating subsidiaries and consolidated affiliated entities as of the date of this annual report.

51job, Inc.
(Cayman Islands)
66%
100%
100%
100%
Lagou Information Limited ("Lagou")(1)
(Cayman Islands)
51net HR(2)
(Cayman Islands)
51net Beijing
(Cayman Islands)
51net.com Inc. ("51net")(3)
(British Virgin Islands)
Outside PRC
Inside PRC
100%
50%
Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. ("WFOE")
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

(4)             Includes three PRC subsidiaries of Tech JV: Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Yishu Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; and Beijing Zhiding Youyuan Management Consulting Co., Ltd., a 60% owned subsidiary which conducts human resource services. In addition, Tech JV owns two PRC subsidiaries which have no current operations: Shanghai Qianjin Advertising Co., Ltd., or AdCo, an 80% owned subsidiary; and Shanghai Wang Cai Advertising Co., Ltd., a subsidiary jointly owned by Tech JV and AdCo.

(5)             Includes Beijing Lagou Network Technology Co., Ltd., a 60% owned PRC subsidiary which conducts online recruitment services. In addition, Run An directly and indirectly wholly owns three PRC subsidiaries which have no current operations: Ningbo Yijian Network Science and Technology Co., Ltd.; Shenzhen City Huiyuan Cultural Industry Communication Co., Ltd.; and Wanyi (Shanghai) Internet Information Service Co., Ltd.

(6)             Includes Qianjin Zhong Cheng Technology (Wuhan) Co., Ltd., a wholly owned PRC subsidiary which conducts online operations.

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

Tech JV and its subsidiaries recognize most of our revenues and receive most of the cash payments from our clients. Our relationships with Qian Cheng and Run An, our affiliated entities, have been governed by a series of agreements, under which we have borne all of the economic risks and received all of the economic rewards in these affiliated entities. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interest in AdCo that is held by Qian Cheng. As a result, the historical financial results of these entities have been consolidated in our financial statements. For a discussion on the contractual arrangements among our entities, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure — The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of human resource related services and value-added communications services, and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

D.                Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 18,840 square meters across two locations in Wuhan. We also maintain a large sales office in downtown Shanghai comprising of three floors in an office building, totaling approximately 4,845 square meters. In addition, we lease space for our network of sales offices and service locations in 37 cities across China, including Beijing, Chengdu, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen and Wuhan. As of the date of this annual report, we have leases for office space totaling approximately 40,700 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In March 2018, we completed the acquisition of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB57.4 million (US$8.3 million) and was funded from our existing cash resources.

ITEM 4A.                           UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information — Risk Factors” or in other parts of this annual report.

A.                Operating Results

Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. We provide online recruitment services and other complementary human resource related services, consisting primarily of business process outsourcing campus recruitment, training, assessment and placement services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

For the year ended December 31, 2018, our online recruitment services generated approximately 64% of our revenues with the remaining 36% from our other human resource related services.

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

We expect that our financial results will continue to be affected by the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. Impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. Since 2015, the growth rate of China’s gross domestic product has been below 7% and was 6.6% in 2018, the slowest pace since 1990. If there are slowdowns or other adverse developments in China’s economic growth, we may experience material changes in market demand and customer spending, each of which would adversely affect our financial condition and results of operations, such as negative or lower revenue growth rates, margin contraction and decreased profitability.

•                      Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices and service locations in 37 cities across China and cover over 150 additional geographies through a national sales and customer service call center. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.

•                      Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly in the seasonal peak recruitment periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for online recruitment and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have usually observed seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment activity at calendar year end.

•                      Increasing Acceptance of New Recruitment Channels and Human Resource Services. While we have experienced growth in our online recruitment services, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing, training and assessment services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.

•                      Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend upon the continuing increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 829 million in 2018, ranking China as the largest market of Internet users in the world. We believe that further development of China’s technology infrastructure, more affordable and diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of a web-based platform for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, campus recruitment, training, assessment and placement services.

The following table sets forth the revenues from our principal lines of business as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2016	2017	2018

Revenues:
Online recruitment services	65.2%	65.0%	64.3%
Other human resource related revenues	34.8	35.0	35.7
Total revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2016 compared to 2015	2017 compared to 2016	2018 compared to 2017

Online recruitment services	14.1%	21.0%	29.9%
Other human resource related revenues	11.5	22.3	33.7
Total revenues	12.9%	21.4%	31.3%

Online Recruitment Revenues

We generate our online recruitment services revenues from fees we charge employers for placing recruitment and related advertisements on our websites and mobile applications, downloading information from our online resumé database and utilizing our recruitment management tools and systems. We also provide online marketing services to employers, such as priority listings, keyword purchases, display advertising, and e-mail and text messaging campaigns, which enhance the placement of their job opportunities across our various recruitment platforms and enable them to target and attract the attention of certain job seekers. In addition, we generate online revenues for website design and hosting services that we provide to corporations that wish to maintain their own dedicated recruitment website within our platforms. While we do not charge job seekers for accessing our websites, installing our mobile applications on their devices and using basic functions, including the ability to register and maintain a user account, search and browse job postings and submit job applications, certain enhanced services are available to job seekers for a fee.

We believe the growth and development of our online recruitment services has benefitted from the greater acceptance of the Internet as a recruitment medium in China as well as our effectiveness in increasing our engagement with employers to utilize these services through expanding our overall customer base and/or raising the average amount an employer spends on our services over time.

For the future, we expect the growth of our online recruitment services revenues will continue to be driven by a combination of an increase in the number of unique employers using these services as well as higher average revenue per unique employer due to our up-selling efforts and potential price adjustments over time. In addition, two opposing trends affect our average revenue per unique employer. Because new customers tend to use basic, lower priced online recruitment services, significant increases in the number of these customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique employer. Also, we may choose to offer introductory packages at reduced prices or provide complimentary trials from time to time, which decrease average revenue per unique employer. However, our ability to retain customers and migrate them over time to higher priced products has historically mitigated or offset these factors that reduce our average revenue per unique employer. As more customers become increasingly familiar with our online platforms and we build customer loyalty, we may be able to sell them a package of multiple online recruitment services or extend the length of their membership period, both of which increase our average revenue per unique employer. Our ability to retain customers and migrate them to higher priced products or multiple purchases may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

We define a unique employer as a customer that purchases our online recruitment services during a specified period. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data. We cannot assure you that our methodology, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of actual numbers of customers. The estimated number of unique employers using our online recruitment services does not include employers utilizing Lagou.com, which we acquired in December 2017.

We generally require that all advertising fees be paid in advance of posting an advertisement on our platforms, although we may offer credit terms to select clients on a case-by-case basis.

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our campus recruitment services, we charge employers fees for preparing a customized campus recruitment strategic plan, promoting their image to students and schools, and handling on-campus logistics, event management and administrative tasks. For our training services, we receive a registration fee per each participant who attends our seminars and workshops. For our professional assessment tools and tests, we charge a subscription fee based on the number of individuals evaluated or tests taken as well as the type of tests administered on behalf of employers. For engaging our placement and executive search services, we receive fees for identifying prospective candidates, conducting interviews and completing new hires on behalf of employers. In addition, we also charge enterprises for purchasing our studies and reports on compensation and other human resource topics and for participating in our industry conferences and events. We expect to continue to expand and develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our online recruitment services over time.

The growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase adoption of these types of products and services. In addition, changes in government regulations and enforcement policies in China, as well as changes in the behavior and attitude of employers regarding compliance to tax and labor laws, talent development and human resource management, may affect the growth of our other human resource related services.

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

Net Revenues and Business Taxes

Our net revenues reflect the impact of value-added tax, or VAT, as well as historically PRC business tax, and other related surcharges which are levied on revenues generated from services we provide in China.

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

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2016	2017	2018

Cost of services	(28.4)%	(26.8)%	(27.8)%
Total operating expenses	(45.4)%	(42.6)%	(41.4)%

Our cost of services as a percentage of our net revenues is affected by our ability to achieve economies of scale and operating efficiencies. We believe that as we grow our operations and infrastructure, we can attract new employers and increase up-selling and cross-selling opportunities with existing customers across multiple markets and services, thereby allowing us to achieve economies of scale as we may be able to realize a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs.

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

Cost of Services

Our cost of services primarily consists of salary and employee compensation, subcontracting expenses, costs related to training materials and contracted instructors, and data storage and bandwidth costs. The majority of our employee compensation and other costs of services are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. While we expect that our cost of services in absolute amount will increase as we expand our business operations, we aim to lower this cost as a percentage of net revenues over time through greater economies of scale and scope as well as improved efficiency and productivity. However, cost of services as a percentage of net revenues increased in 2018 due to higher employee compensation expenses and additional costs related to the development of new services.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2016	2017	2018

Operating expenses:
Sales and marketing	(33.5)%	(32.2)%	(32.0)%
General and administrative	(11.9)	(10.4)	(9.4)
Total operating expenses	(45.4)%	(42.6)%	(41.4)%

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

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought to or produced before a court in the Cayman Islands.

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

PRC

In March 2007, the National People’s Congress enacted the EIT Law (as amended in February 2017 and December 2018, respectively), which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective from January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. In 2018, its preferential tax status was renewed and is valid through 2020. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

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

Moreover, under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2018, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.”

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

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount. We early adopted the Financial Accounting Standards Board’s Accounting Standard Update No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” prospectively starting from 2016 and classified all deferred tax assets and liabilities as non-current items on our consolidated balance sheet.

We had deferred tax assets, net of valuation allowance, of RMB0.8 million, RMB12.9 million and RMB15.0 million (US$2.2 million) as of December 31, 2016, 2017 and 2018, respectively. We had deferred tax liabilities of RMB57.2 million, RMB121.3 million and RMB210.8 million (US$30.7 million) as of December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, we recognized aggregate valuation allowances of RMB2.4 million, RMB39.6 million and RMB43.9 million (US$6.4 million), respectively. The increase in 2017 was related to the acquisition of Lagou, which has incurred operating losses and has tax loss carryforwards. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 “Income Taxes — Overall — Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2016, 2017 and 2018, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

Revenue Recognition

On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers,” or ASC 606. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and reported under the accounting standards in effect for the periods presented.

According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The following is a description of the accounting policy for our principal revenue streams.

Online Recruitment Services Revenues

We provide online recruitment services through several websites and their respective mobile applications.

We sell recruitment packages that provide a single service or combination of services, such as job postings, access to a searchable resumé database, advertising and online management tools, which assist employers with their hiring process. The subscription period of recruitment packages ranges from one month to one year, and the display period for online advertising ranges from one week to one year. Revenue is recognized when services are provided over the subscription or display period.

Other Human Resource Related Revenues

We provide other value-added human resource services, such as business process outsourcing, campus recruitment, training, assessment, placement and other services.

We assist employers with human resource administrative functions on an outsourced basis, which mainly consist of social insurance, benefits and payroll processing as well as regulatory compliance services. Employers can choose to utilize a single service or combination of services. The fees collected for providing these services is mainly based on a fixed fee per employee or transaction processed. The contract term for business process outsourcing services ranges from one to three years. Revenue is recognized when services are performed and the customer simultaneously receives and consumes the benefits from these services, generally on a monthly basis.

We provide campus recruitment services to employers. These services include planning, promoting and managing recruitment events on or near college campuses as well as a host of selection and screening services that enable employers to successfully recruit college students and graduates. Revenue is recognized when these events and the tasks in conjunction to these events as outlined in the contract with customers have been completed.

We conduct training programs, workshops and physical activities related to a variety of business and management topics, such as leadership, communication skills and team building. Revenue is recognized when participants attend training events we organize. For professional assessment tests, revenue is recognized when tests are administered to job candidates and employees.

For placement services, revenue is recognized as the identification of prospective candidates to fill job positions as designated in the contract is completed and accepted by customers. For other services such as compensation benchmarking reports, revenue is recognized when services are performed and items are delivered.

For a contract involving multiple services, we allocate revenue based on the value of a service on a standalone basis which is determined utilizing our regular selling prices charged in unbundled arrangements. Cash received in advance of services being delivered are recognized as advance from customers.

See Note 2(k) to our consolidated financial statements included elsewhere in this annual report for further discussion of revenue recognition under ASC 606.

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation — Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB86.1 million in 2016, RMB86.0 million in 2017 and RMB105.0 million (US$15.3 million) in 2018 in connection with the grant of options to our employees, executives and directors.

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

We have been advised by Jun He Law Offices, our PRC legal counsel, except as otherwise disclosed in this annual report, that these contractual arrangements are enforceable and our current business operations are not in violation of existing PRC laws, rules and regulations in all material aspects. There are, however, substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure —The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions” and “— Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

For additional information with respect to our contractual arrangements with Qian Cheng and Run An, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

Allowances for Doubtful Accounts and Other Receivables

We provide general and specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-Term Investments

Our long-term investments include equity securities without readily determinable fair values, equity method investments and available-for-sale debt securities. Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. No other-than-temporary impairment charge was incurred or qualifying observable price changes were noted in the year ended December 31, 2018. For investees over which we do have the ability to exercise significant influence, but do not have a controlling interest, we account for these investments under the equity method. Under the equity method, we initially record investments at cost and subsequently recognize proportionate share of each equity investee’s change in fair value in the consolidated statements of operations and comprehensive income and accordingly adjust the carrying amount of the investment. Available-for-sale debt securities are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. We also evaluate equity method investments and available-for-sale debt securities for other-than-temporary impairment. No other-than-temporary impairment charge for our long-term investments was incurred in the years ended December 31, 2016, 2017 and 2018.

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

Impairment of Long-Lived Assets Other Than Goodwill

We assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2016, 2017 and 2018. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

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

We had no goodwill impairment for the years ended December 31, 2016, 2017 and 2018.

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

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB97.1 million, RMB86.3 million and RMB173.8 million (US$25.3 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We cannot assure you if or when we will receive such government subsidies in the future. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Our business has benefitted from financial incentives granted by local governments.”

Recent Accounting Pronouncements

See Note 2(z) to our consolidated financial statements included elsewhere in this annual report for discussion on recent accounting pronouncements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	1,547,143	66.2	1,871,700	65.7	2,431,898	65.0
Other human resource related revenues	825,552	35.3	1,009,515	35.4	1,350,048	36.1
Total revenues	2,372,695	101.5	2,881,215	101.1	3,781,946	101.1
Less: Business tax and surcharges	(34,361)	(1.5)	(32,623)	(1.1)	(42,245)	(1.1)
Net revenues	2,338,334	100.0	2,848,592	100.0	3,739,701	100.0
Cost of services(1)	(663,001)	(28.4)	(763,440)	(26.8)	(1,038,766)	(27.8)
Gross profit	1,675,333	71.6	2,085,152	73.2	2,700,935	72.2
Operating expenses(1):
Sales and marketing	(783,492)	(33.5)	(917,784)	(32.2)	(1,197,178)	(32.0)
General and administrative	(280,002)	(11.9)	(296,608)	(10.4)	(353,557)	(9.4)
Total operating expenses	(1,063,494)	(45.4)	(1,214,392)	(42.6)	(1,550,735)	(41.4)
Income from operations	611,839	26.2	870,760	30.6	1,150,200	30.8
Gain (Loss) from foreign currency translation	238	0.0	3,630	0.1	(112,353)	(3.0)
Interest and investment income, net	58,933	2.5	77,009	2.7	113,673	3.0
Change in fair value of convertible senior notes	(69,439)	(3.0)	(496,175)	(17.4)	99,079	2.7
Gain from sale of long-term investments	—	—	—	—	61,070	1.6
Other income, net	98,315	4.2	87,032	3.0	175,206	4.7
Income before income tax expense	699,886	29.9	542,256	19.0	1,486,875	39.8
Income tax expense	(134,699)	(5.7)	(169,493)	(5.9)	(242,434)	(6.5)
Net income	565,187	24.2	372,763	13.1	1,244,441	33.3
Net loss (income) attributable to non-controlling interests	791	0.0	(874)	(0.0)	7,878	0.2
Net income attributable to 51job, Inc.	565,978	24.2	371,889	13.1	1,252,319	33.5

(1) Share-based compensation:
Included in cost of services	(14,080)	(0.6)	(14,029)	(0.5)	(16,316)	(0.4)
Included in operating expenses:
Sales and marketing	(12,104)	(0.5)	(12,060)	(0.4)	(14,026)	(0.4)
General and administrative	(59,886)	(2.6)	(59,879)	(2.1)	(74,623)	(2.0)

2018 Compared to 2017

Total Revenues. Our total revenues increased 31.3% to RMB3,781.9 million (US$550.1 million) in 2018 from RMB2,881.2 million in 2017. This increase was driven by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 29.9% to RMB2,431.9 million (US$353.7 million) in 2018 from RMB1,871.7 million in 2017. The growth was driven by an increase in the average revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing our online recruitment services. Our average revenue per unique employer increased 39.1% primarily due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online services as well as price increases for select like-for-like products when compared with 2017. In line with our strategic priority to focus more attention on higher potential employers, moderate new user additions and terminate coverage of certain customer accounts in 2018, we estimate that the number of unique employers decreased 6.6% to 485,008 in 2018 from 519,257 in 2017.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 33.7% to RMB1,350.0 million (US$196.4 million) in 2018 from RMB1,009.5 million in 2017. This growth was primarily due to increased customer usage of our business process outsourcing, campus recruitment, training, assessment and placement services.

Net Revenues. Our net revenues increased 31.3% to RMB3,739.7 million (US$543.9 million) in 2018 from RMB2,848.6 million in 2017. Government surcharges increased 29.5% to RMB42.2 million (US$6.1 million) in 2018 from RMB32.6 million in 2017 due to revenue growth.

Cost of Services. Our cost of services increased 36.1% to RMB1,038.8 million (US$151.1 million) in 2018 from RMB763.4 million in 2017. This increase was primarily due to higher employee compensation, more headcount and additional expenses related to the launch and rollout of new services. Our cost of services in 2018 also included share-based compensation expense of RMB16.3 million (US$2.4 million) compared with RMB14.0 million in 2017.

Gross Profit. As a result of the above factors, our gross profit increased 29.5% to RMB2,700.9 million (US$392.8 million) in 2018 from RMB2,085.2 million in 2017. Our gross profit margin, which is our gross profit as a percentage of net revenues, was 72.2% in 2018 compared with 73.2% in 2017.

Operating Expenses. Our total operating expenses increased 27.7% to RMB1,550.7 million (US$225.5 million) in 2018 from RMB1,214.4 million in 2017. The increase in our operating expenses was mainly due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 30.4% to RMB1,197.2 million (US$174.1 million) in 2018 from RMB917.8 million in 2017. This increase was primarily due to higher employee salaries, commissions and bonuses, the net addition of approximately 270 salespeople and greater spending on brand advertising, marketing activities and events commemorating our 20th anniversary in operations. Our advertising and promotion expenses increased 57.5% to RMB205.3 million (US$29.9 million) in 2018 from RMB130.4 million in 2017. Our sales and marketing expenses in 2018 included share-based compensation expense of RMB14.0 million (US$2.0 million) compared with RMB12.1 million in 2017.

•                      General and Administrative Expenses. Our general and administrative expenses increased 19.2% to RMB353.6 million (US$51.4 million) in 2018 from RMB296.6 million in 2017. This increase was mainly due to higher employee compensation and office expenses. Our general and administrative expenses in 2018 included share-based compensation expense of RMB74.6 million (US$10.9 million) compared with RMB59.9 million in 2017.

Income from Operations. As a result of the above factors, our income from operations increased 32.1% to RMB1,150.2 million (US$167.3 million) in 2018 from RMB870.8 million in 2017. Our operating margin, which is our income from operations as a percentage of net revenues, was 30.8% in 2018 compared with 30.6% in 2017.

Gain (Loss) from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB112.4 million (US$16.3 million) in 2018 compared with a gain of RMB3.6 million in 2017. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2018, we realized a loss of RMB156.3 million (US$22.7 million) on our U.S. dollar-denominated convertible senior notes issued in 2014, which was partially offset by a gain of RMB43.9 million (US$6.4 million) on our U.S. dollar cash deposits. For more information about China’s foreign exchange policy, see “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income increased 47.6% to RMB113.7 million (US$16.5 million) in 2018 from RMB77.0 million in 2017. The increase was mainly due to a higher balance and income earned on our interest bearing bank deposits, which was partially offset by lower interest expense associated with our U.S. dollar-denominated convertible senior notes of RMB37.2 million (US$5.4 million) in 2018 compared with RMB37.8 million in 2017 due to changes in the exchange rate of the Renminbi against the U.S. dollar in 2018.

Change in Fair Value of Convertible Senior Notes. We recorded a gain of RMB99.1 million (US$14.4 million) in 2018 compared with a loss of RMB496.2 million in 2017, which was associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Gain from Sale of Long-Term Investments. We recorded a gain of RMB61.1 million (US$8.9 million) in 2018 related to the sale of available-for-sale debt securities.

Other Income, Net. Other income increased 101.3% to RMB175.2 million (US$25.5 million) in 2018 compared to RMB87.0 million in 2017 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB173.8 million (US$25.3 million) in 2018 compared with RMB86.3 million in 2017.

Income Tax Expense. Our income tax expense increased 43.0% to RMB242.4 million (US$35.3 million) in 2018 compared with RMB169.5 million in 2017. Our effective tax rate decreased to 16.3% in 2018 compared with 31.3% in 2017 primarily due to non-tax deductible items, such as the change in the fair value of convertible senior notes, comprising a smaller portion of the income before income tax expense in 2018.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income increased 236.7% to RMB1,252.3 million (US$182.1 million) in 2018 from RMB371.9 million in 2017.

2017 Compared to 2016

Total Revenues. Our total revenues increased 21.4% to RMB2,881.2 million in 2017 from RMB2,372.7 million in 2016. This increase was driven by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:

•                      Online Recruitment Services. Our online recruitment services revenues increased 21.0% to RMB1,871.7 million in 2017 from RMB1,547.1 million in 2016. The growth was driven by an increase in the number of unique employers utilizing our online recruitment services as well as an increase in the average revenue per unique employer. We estimate that the number of unique employers increased 12.7% to 519,257 in 2017 from 460,811 in 2016 primarily due to new customer additions. Although the prices we charged for our online services were relatively unchanged in 2017, our average revenue per unique employer increased 7.4% in 2017, mainly due to successful up-selling efforts which resulted in the purchase of multiple and/or higher value services by customers.

•                      Other Human Resource Related Revenues. Our revenues from other human resource related services increased 22.3% to RMB1,009.5 million in 2017 from RMB825.6 million in 2016. This growth was primarily due to greater customer acceptance and demand for our business process outsourcing, training, assessment and seasonal campus recruitment services.

Net Revenues. Our net revenues increased 21.8% to RMB2,848.6 million in 2017 from RMB2,338.3 million in 2016. Government surcharges were RMB32.6 million in 2017 compared with total business tax incurred prior to the adoption of VAT and government surcharges of RMB34.4 million in 2016.

Cost of Services. Our cost of services increased 15.1% to RMB763.4 million in 2017 from RMB663.0 million in 2016. This increase was primarily due to higher salaries, staff additions and greater subcontracting expenses in 2017. However, our cost of services as a percentage of net revenues decreased in 2017 driven by improved operating and service efficiency. Our cost of services in 2017 also included share-based compensation expense of RMB14.0 million compared with RMB14.1 million in 2016.

Gross Profit. As a result of the above factors, our gross profit increased 24.5% to RMB2,085.2 million in 2017 from RMB1,675.3 million in 2016. Our gross profit margin was 73.2% in 2017 compared with 71.6% in 2016.

Operating Expenses. Our total operating expenses increased 14.2% to RMB1,214.4 million in 2017 from RMB1,063.5 million in 2016. The increase in our operating expenses was mainly due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

•                      Sales and Marketing Expenses. Our sales and marketing expenses increased 17.1% to RMB917.8 million in 2017 from RMB783.5 million in 2016. This increase was principally driven by higher employee compensation, the net addition of approximately 200 salespeople and greater spending on brand advertising activities. Our advertising and promotion expenses increased 3.3% to RMB130.4 million in 2017 from RMB126.2 million in 2016. Our sales and marketing expenses in 2017 included share-based compensation expense of RMB12.1 million, relatively unchanged compared with 2016.

•                      General and Administrative Expenses. Our general and administrative expenses increased 5.9% to RMB296.6 million in 2017 from RMB280.0 million in 2016. This increase was primarily due to higher employee compensation, provision for doubtful accounts and office expenses. Our general and administrative expenses in 2017 included share-based compensation expense of RMB59.9 million, relatively unchanged compared with 2016.

Income from Operations. As a result of the above factors, our income from operations increased 42.3% to RMB870.8 million in 2017 from RMB611.8 million in 2016. Our operating margin was 30.6% in 2017 compared with 26.2% in 2016.

Gain from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB3.6 million in 2017 compared with RMB0.2 million in 2016. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2017, we realized a gain of RMB85.9 million on our U.S. dollar-denominated convertible senior notes issued in 2014, which was largely offset by a loss of RMB82.3 million on our U.S. dollar cash deposits.

Interest and Investment Income, Net. Our interest and investment income increased 30.7% to RMB77.0 million in 2017 from RMB58.9 million in 2016. The increase was mainly due to a higher balance and income earned on our interest bearing bank deposits, which was partially offset by higher interest expense associated with our U.S. dollar-denominated convertible senior notes, which increased to RMB37.8 million in 2017 from RMB37.3 million in 2016 due to changes in the exchange rate of the Renminbi against the U.S. dollar in 2017.

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB496.2 million in 2017 compared with RMB69.4 million in 2016. The large non-cash loss in 2017 was a result of the significant increase in the market price of our ADSs traded on the NASDAQ Global Select Market during the year and its corresponding effect on the fair value of the convertible senior notes.

Other Income, Net. Other income decreased 11.5% to RMB87.0 million in 2017 compared to RMB98.3 million in 2016 mainly due to a decrease in financial incentives received from local tax authorities, which totaled RMB86.3 million in 2017 compared with RMB97.1 million in 2016.

Income Tax Expense. Our income tax expense increased 25.8% to RMB169.5 million in 2017 compared with RMB134.7 million in 2016. Our effective tax rate increased to 31.3% in 2017 compared with 19.2% in 2016 primarily due to an increase in non-tax deductible items, such as the change in the fair value of convertible senior notes, which comprised a significant portion of the income before income tax expense.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income decreased 34.3% to RMB371.9 million in 2017 from RMB566.0 million in 2016.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2016, 2017 and 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. The year-over-year percent changes in the consumer price index for February 2017, 2018 and 2019 were an increase of 0.8%, 2.9% and 1.5%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.                Liquidity and Capital Resources

Liquidity

Our liquidity from 2016 to 2018 has been principally affected by net cash generated from operating activities, our purchases of businesses, investments, property and equipment, the repurchase of our ADSs and the exercise of stock options.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,074,207	1,441,563	1,792,942	260,773
Net cash used in investing activities	(489,328)	(1,434,256)	(2,280,197)	(331,641)
Net cash provided by financing activities	160,493	424,415	145,121	21,107
Effect of foreign exchange rate changes on cash and restricted cash	37,680	(60,460)	23,530	3,422
Net increase (decrease) in cash and restricted cash	783,052	371,262	(318,604)	(46,339)
Cash and restricted cash, beginning of year	1,138,411	1,921,463	2,292,725	333,463
Cash and restricted cash, end of year	1,921,463	2,292,725	1,974,121	287,124

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2018 was RMB1,792.9 million (US$260.8 million) compared with RMB1,441.6 million in 2017. The increase was principally driven by significant growth in our revenues and net income, as adjusted for a net add-back of RMB179.7 million (US$26.1 million) in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible senior notes, gain from long-term investments and deferred tax expense; an increase in other payables and accruals of RMB275.9 million (US$40.1 million), primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB188.3 million (US$27.4 million), primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2018 was partially offset by an increase in accounts receivable of RMB54.9 million (US$8.0 million); an increase in prepayments and other current assets of RMB46.7 million (US$6.8 million), primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us; and an increase of taxes payable of RMB45.5 million (US$6.6 million).

Our net cash provided by operating activities in 2017 was RMB1,441.6 million compared with RMB1,074.2 million in 2016. The increase was principally driven by strong growth in our revenues and net income, as adjusted for a net add-back of RMB672.4 million in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, gain from foreign currency translation, significant change in fair value of convertible senior notes and deferred tax expense; an increase in advance from customers of RMB234.5 million, primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase; an increase in other payables and accruals of RMB183.5 million, primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase of taxes payable of RMB74.4 million. The increase in net cash provided by operating activities in 2017 was partially offset by an increase in accounts receivable of RMB74.4 million, and an increase in prepayments and other current assets of RMB35.1 million, primarily due to an increase in payments we made on behalf of our customers to be reimbursed to us.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB2,280.2 million (US$331.6 million) in 2018 compared with RMB1,434.3 million in 2017. The increase was primarily due to greater purchases of short-term and long-term investments, property and intangible assets, which was partially offset by less activity in acquisitions and cash received from the sale of available-for-sale debt securities in 2018.

Our net cash used in investing activities was RMB1,434.3 million in 2017 compared with RMB489.3 million in 2016. The increase was primarily due to the acquisition of Lagou at a purchase price of RMB786.2 million, as well as greater purchases of short-term investments and long-term investments in 2017.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB145.1 million (US$21.1 million) in 2018, which principally consisted of proceeds from the exercise of stock options, compared with RMB424.4 million in 2017.

Our net cash provided by financing activities was RMB424.4 million in 2017, which principally consisted of proceeds from the exercise of stock options, compared with RMB160.5 million in 2016.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2018, we had RMB8,840.0 million (US$1,285.7 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year, and investment products issued by financial institutions with a variable interest rate indexed to the performance of underlying assets.

As of December 31, 2018, we had RMB1,725.2 million (US$250.9 million) in debt, which consists of our convertible senior notes. In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of convertible senior notes. The notes bear interest at a rate of 3.25% per year, payable semiannually in arrears on April 15 and October 15 of each year. The notes will mature on April 15, 2019. The notes may be converted into our ADSs at the option of the holders if the conversion criteria are met. In connection with the notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options are intended to facilitate privately negotiated transactions by which investors in the notes are able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes.

Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to transfer to us its equity interests in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC legal counsel’s advice as to their enforceability, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Our capital expenditures totaled RMB47.3 million, RMB25.6 million and RMB170.7 million (US$24.8 million) in 2016, 2017 and 2018, respectively. These capital expenditures were primarily for the purchases of computers, servers, office equipment, furnishings, software and licenses as well as the purchases of office space from time to time. In 2018, we paid RMB57.4 million (US$8.3 million) for 1,615 square meters of office space in Shanghai to accommodate our growing business operations, and the purchase was funded from our existing cash resources. In 2018, we also entered into an agreement to acquire the intangible assets, including an online audio/video program transmission license, of an online training services company in China for RMB89.8 million (US$13.1 million). The purchase was funded from our existing cash resources, and a remaining balance of RMB7.4 million (US$1.1 million) will be paid in 2019. As of December 31, 2018, our primary capital commitment was RMB0.3 million (US$0.05 million) in connection with capital expenditures for office furnishings.

C.                Research and Development, Patents and Licenses, Etc.

We employ a staff of approximately 800 website designers and software developers to design, update and create our websites, mobile applications and proprietary software. We intend to continue to upgrade our proprietary management systems, search engine methodology and information technology as we grow our business operations and keep up with evolving user needs and behavior. For more information on our technology operations, see “Item 4.B. Information on the Company — Business Overview — Technology.”

D.                Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                 Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)

Convertible senior notes with principal and interest	1,204,654	1,204,654	—	—	—
Operating lease obligations	165,922	67,542	64,151	33,406	823
Purchase obligations	7,722	7,122	600	—	—
Total	1,378,298	1,279,318	64,751	33,406	823

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

Rental expenses incurred under operating leases were RMB50.9 million in 2016, RMB53.4 million in 2017 and RMB68.0 million (US$9.9 million) in 2018.

WFOE, our wholly owned PRC subsidiary, has entered into an exclusive purchase option agreement with the shareholders of Run An. Under this agreement, WFOE has an irrevocable option to purchase all or a portion of the shareholder’s equity interests in Run An at any time by issuing a written notice to the shareholders, subject to compliance with applicable PRC laws and regulations. In addition, through a call option agreement between 51net and Qian Cheng, 51net or its designee is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interest in AdCo that is held by Qian Cheng. For a detailed description of the exclusive purchase option agreement and the call option agreement, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

See “Forward-Looking Statements.”

ITEM 6.                                    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

The names of our directors and senior management, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	52	Chairman of the board and independent director
Rick Yan	56	Director, chief executive officer, president and secretary
Junichi Arai	53	Non-executive director
Li-Lan Cheng(1) (2)	54	Independent director
Eric He(1) (3)	59	Independent director
Kathleen Chien	49	Chief operating officer and acting chief financial officer
Jingwu Chen	51	Senior vice president
Tao Wang	56	Vice president

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

Junichi Arai is a director of our company. Mr. Arai has been a director of our company since May 2017. Mr. Arai is a corporate executive officer of Recruit Holdings Co., Ltd., a leading human resource and information services company in Japan that is listed on the Tokyo Stock Exchange. Mr. Arai is responsible for Recruit’s capital market strategies in the finance department and corporate planning department. Prior to joining Recruit in November 2016, Mr. Arai had an extensive career in investment banking, especially in strategic advisory services, for 28 years. He worked at Lehman Brothers Japan, Morgan Stanley Japan and Mitsubishi UFJ Securities and also co-founded Nakamura Arai Partners, a small boutique advisory firm, in 2011. Mr. Arai received his Bachelor degree in Economics from Keio University in 1988.

Li-Lan Cheng is a director of our company. Mr. Cheng has been an independent director of our company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, or E-House, a real estate services company in China, since 2012 and served as its chief financial officer from 2006 to 2012. Mr. Cheng has been an executive director of E-House (China) Enterprise Holdings Limited, a real estate transaction services provider in China that is listed on the Hong Kong Stock Exchange and an affiliate of E-House, since March 2018. In addition, Mr. Cheng has been the acting chief financial officer of Leju Holdings Limited, a leading online-to-offline real estate services provider in China that is listed on the New York Stock Exchange and an affiliate of E-House, since June 2017. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in China. From 1997 to 2002, Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director of LAIX Inc., an artificial intelligence company for English language training in China that is listed on the New York Stock Exchange. Mr. Cheng received his Bachelor degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Eric He is a director of our company. Mr. He has been an independent director of our company since July 2014. From August 2011 to May 2017, Mr. He was the chief financial officer of YY Inc., a leading live streaming social media platform in China that is listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He is also an independent director of Bilibili Inc., a leading online entertainment platform in China that is listed on the NASDAQ Stock Market. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

Kathleen Chien is chief operating officer and acting chief financial officer of our company. Ms. Chien joined our company in 1999 and served as our chief financial officer from 2004 to March 2009. Prior to joining our company, Ms. Chien worked in the financial services and management consulting industries, including three years with Bain & Company in Hong Kong and two years with Capital Securities Corp., a leading investment bank in Taiwan. During her tenure at Bain & Company, she was a consultant to a number of companies on strategic and marketing issues, including entry into the Chinese market and achieving cost and operational efficiencies. While at Capital Securities Corp., she completed a number of equity and equity-linked transactions, including the first ever Swiss-franc convertible bond issuance out of Taiwan, enabling client companies to raise significant capital from the European and U.S. investment community. Ms. Chien is also an independent director of Vipshop Holdings Limited, a leading online discount retailer for brands in China that is listed on the New York Stock Exchange. Ms. Chien received her Bachelor of Science degree in Economics from the Massachusetts Institute of Technology and her Master of Business Administration degree from the Haas School of Business at the University of California, Berkeley.

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

B.                Compensation

Compensation of Directors and Senior Management

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2018, the aggregate cash compensation to our non-executive directors as a group was approximately US$78,500. In 2018, we granted options to acquire 60,000 common shares to an independent director. See “— Stock-Based Compensation Plans” below.

For the year ended December 31, 2018, the aggregate cash compensation to our senior management as a group was approximately RMB18.5 million (US$2.7 million). We granted options to acquire an aggregate of 482,400 common shares to our senior management in 2018.

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

	Common shares underlying options granted	Exercise price	Grant date	Expiration date
		US$
Granted in 2016
Rick Yan	144,000	34.28	September 28, 2016	September 27, 2022
Kathleen Chien	144,000	34.28	September 28, 2016	September 27, 2022
Jingwu Chen	72,000	34.28	September 28, 2016	September 27, 2022
Tao Wang	48,000	34.28	September 28, 2016	September 27, 2022
Other employees and individuals	714,600	34.28	September 28, 2016	September 27, 2022
Other employees and individuals	34,800	33.80	December 30, 2016	December 29, 2022
	1,157,400

Granted in 2017
Rick Yan	180,000	56.68	August 21, 2017	August 20, 2023
Kathleen Chien	180,000	56.68	August 21, 2017	August 20, 2023
Jingwu Chen	72,000	56.68	August 21, 2017	August 20, 2023
Junichi Arai	60,000	56.68	August 21, 2017	August 20, 2023
Li-Lan Cheng	60,000	56.68	August 21, 2017	August 20, 2023
Tao Wang	48,000	56.68	August 21, 2017	August 20, 2023
Other employees and individuals	679,872	56.68	August 21, 2017	August 20, 2023
	1,279,872

Granted in 2018
Rick Yan	180,000	73.67	August 28, 2018	August 27, 2024
Kathleen Chien	180,000	73.67	August 28, 2018	August 27, 2024
Jingwu Chen	72,000	73.67	August 28, 2018	August 27, 2024
Eric He	60,000	73.67	August 28, 2018	August 27, 2024
Tao Wang	50,400	73.67	August 28, 2018	August 27, 2024
Other employees and individuals	71,520	69.71	January 31, 2018	January 30, 2024
Other employees and individuals	706,752	73.67	August 28, 2018	August 27, 2024
	1,320,672

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skills they actually possess and exercise such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors

At each annual general meeting of the shareholders of our company, all of our directors at such time are required to retire from office and are eligible for re-election. All of these directors will retain office until the close of such general meeting. If for any cause, any of our directors shall not have been elected by the end of such general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting of the members called for that purpose in accordance with our amended and restated memorandum and articles of association.

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

Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest or not opposed to the interest of our company and must not have acted in a manner willfully or grossly negligent, and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company. Such indemnification covers expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such suit. There are good faith and other similar conduct requirements for such indemnification rights as those imposed on other types of suits described above. However, if such persons are successful in the merits of the actions, suits or proceedings described above, including suits initiated by or in the right of our company, then they may be indemnified for actual and reasonable expenses without having to meet the conduct requirements.

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

D.                Employees

We had 7,373 employees, 7,637 employees and 8,391 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2018.

Sales and account management	4,340
Customer service and production	2,160
Technology and online operations	828
Search and training consultants	381
Marketing and merchandising	153
General and administrative	529
Total	8,391	*

*                     Includes 531 temporary, part-time and contract employees.

The increase in 2018 included approximately 480 employees from our acquisition of Lagou.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E.                Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 28, 2019, unless otherwise stated:

•                      by each of our directors and members of senior management; and

•                      each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 61,874,716 common shares outstanding as of February 28, 2019 and the number of common shares underlying options held by such person that have vested or will vest within 60 days after February 28, 2019. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%

Directors and senior management:
Rick Yan(1)	12,905,318	20.7
Kathleen Chien	1,925,040	3.1
David K. Chao(2)	*	*
Tao Wang	*	*
Jingwu Chen	*	*
Eric He	*	*
Li-Lan Cheng	*	*
Junichi Arai(3)	*	*
All directors and senior management as a group	15,575,031	24.6

Principal shareholders:
Recruit Holdings Co., Ltd.(4)	23,443,981	37.9
RY Holdings Inc.(5)	12,386,504	20.0
Harding Loevner LP(6)	4,037,625	6.5

*                     Less than 1% of our total outstanding common shares.

(1)             Includes a total of 12,386,504 common shares and common shares in the form of ADSs held by RY Holdings Inc., a British Virgin Islands company wholly owned by Rick Yan.

(2)             The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)             The address of Junichi Arai is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

(4)             Includes a total of 23,443,981 common shares and common shares held in the form of ADSs held by Recruit Holdings Co., Ltd. The address of Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.

(5)             RY Holdings Inc., a company incorporated in the British Virgin Islands, is wholly owned by Rick Yan. The registered address of RY Holdings Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)             Represents 4,037,625 common shares in the form of ADSs held by Harding Loevner LP. The information regarding beneficial ownership is as of December 31, 2018, based on the information contained in the Schedule 13G (Amendment No. 3) filed by Harding Loevner LP on February 14, 2019. The address of Harding Loevner LP is 400 Crossing Blvd., Bridgewater, NJ 08807.

To our knowledge, as of February 28, 2019, 27,233,667 common shares were held by six record holders with addresses in the United States, representing approximately 44% of our common shares outstanding. Of this total, 25,797,807 common shares (excluding 9,907,262 common shares that we have reserved for issuance upon exercise of our outstanding options) were held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

ITEM 7.                                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

See “Item 6.E. Directors, Senior Management and Employees — Share ownership.”

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2016, 2017 and 2018. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007, and supplemented and amended as of September 4, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2016, 2017 and 2018. The technical and consulting service agreement is valid to September 11, 2027 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

Equity Pledge Agreement

As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE under an equity pledge agreement. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. The shareholders of Run An have agreed that they will not dispose of the pledged equity interest or take any actions that will prejudice WFOE’s interest under the Run An equity pledge agreement. The equity pledge agreement was entered into on September 4, 2017 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and January 2014, and between WFOE and Qian Cheng’s shareholders in May 2004. The pledge of the equity interest by the shareholders of Run An to WFOE has been registered with the relevant bureau of the SAMR in Beijing.

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

Call Option Agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1.2 million or, if such purchase price is not permissible under applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in AdCo’s subsidiaries at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

Domain Name License Agreement. 51net has entered into a domain name license agreement with Tech JV dated as of August 15, 2000, and supplemented and amended as of August 15, 2010 and August 14, 2018, under which 51net has granted to Tech JV the right to use the www.51job.com domain name in the PRC in connection with Tech JV’s operation of this website. Tech JV is not permitted to assign its right under this agreement to any third party. The license fee to be paid under the domain name license agreement will be agreed to by both parties. The domain name license agreement is effective until August 14, 2028 and is renewable upon the written consent of 51net.

Trademark License Agreement. WFOE has entered into a trademark license agreement with Tech JV dated as of August 15, 2000, and supplemented and amended as of August 15, 2005, August 15, 2010 and August 14, 2018, under which WFOE has granted to Tech JV the right to use certain trademarks in the PRC, with no right of assignment or sublicense. The license fee to be paid under the trademark license agreement will be agreed to by both parties. The trademark license agreement is effective until August 14, 2028 and is renewable upon the written consent of both parties.

We have been advised by Jun He Law Offices, our PRC legal counsel, that the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that PRC regulatory authorities will not take a view contrary to that of our PRC legal counsel. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — The PRC legal system has inherent uncertainties that could materially and adversely affect us.”

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2018, there were outstanding options to purchase an aggregate of 5,318,990 common shares in our company. For a description of our share option plans and these option grants, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Related Party Transactions with Recruit

We have entered into royalty agreements with Recruit Management Solutions Co., Ltd., or RMS, and Recruit Career Co., Ltd., or RCC, which are wholly owned subsidiaries of Recruit, for the use of training and online assessment materials. The royalty fees charged by RMS were RMB152,000, RMB270,000 and RMB285,000 (US$41,500) during the years ended December 31, 2016, 2017 and 2018, respectively. The royalty fees charged by RCC were RMB60,000, RMB20,000 and RMB14,000 (US$2,000) during the years ended December 31, 2016, 2017 and 2018, respectively.

C.                Interests of Experts and Counsel

Not applicable.

ITEM 8.                                    FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we undertake legal action against entities that misappropriate the content of our websites, including recruitment advertisements and the design of our websites, our brands and trademarks, materials from our training courses and other proprietary intellectual property. Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

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

ITEM 9.                                    THE OFFER AND LISTING

A.                Offer and Listing Details

Our ADSs have been trading on the NASDAQ Global Select Market since September 29, 2004 under the symbol “JOBS.” We effected a change in the ratio of our common shares to ADSs from 2:1 to 1:1 effective August 8, 2014.

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

The following are summaries of certain provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2018 Revision) or any other law of the Cayman Islands.

Board of Directors

Our board of directors currently consists of five directors. See “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management” and “Item 6.C. Directors, Senior Management and Employees — Board Practices — Duties of Directors” and “— Terms of Directors.”

Common Shares

General. Our authorized share capital is US$50,000, consisting of 500,000,000 common shares with a nominal or par value of US$0.0001 each. All of our issued and outstanding shares are fully paid and non-assessable. Our common shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares. Under our amended and restated memorandum and articles of association, we may not issue bearer shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors. Under Cayman Islands law, we may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder or shareholders collectively present in person or by proxy and holding at least ten percent in par value of the shares giving a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders shall be at least one shareholder present in person or by proxy, or (in the case of a shareholder being a corporation) by a corporate representative holding not less than one-third of the outstanding voting shares in the capital of our company. Shareholder meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten percent in par value of our voting share capital. Advance notice of at least 14 days is required for the convening of any of our shareholder meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the common shares cast in a general meeting. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the common shares may by ordinary resolution, among other things, increase the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any authorized but unissued shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Transfer of Shares. Subject to the restrictions of our amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer any or all of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors and shall be executed by or on behalf of the transferor.

Our board directors may decline to register any transfer of any share which is not fully paid or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•                      the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                      the instrument of transfer is in respect of only one class of share;

•                      the instrument of transfer is properly stamped (in circumstances where stamping is required);

•                      in the case of a transfer to joint holders, the number of joint holders to which any share is to be transferred does not exceed four;

•                      the shares concerned are free of any lien in favor of our company; and

•                      a fee of such maximum sum as our board of directors may from time to time determine to be payable paid to us in respect thereof.

In addition, we are not be obligated to make any transfer to an infant or to a person in respect of whom an order has been made by a competent court or official on the grounds that he or she is or may be suffering from mental disorder or is otherwise incapable of managing his or her affairs or under other legal disability.

Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him or her. If any of the shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him or her without charge. We shall also retain the instrument(s) of transfer.

If our board of directors refuses to register a transfer, it shall, within two months after the date on which the transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended at such time and for such periods as our directors may from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares may be distributed among the holders of the common shares as determined by the liquidator, subject to sanction of a special resolution of our company. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If our assets for distribution are sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up.

Call on Shares and Forfeiture of Shares. Our directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, NASDAQ Stock Market rules and our amended and restated memorandum and articles of association, we may issue shares on the terms that they are, at our option or at the option of the holder, to be redeemed on such terms and in such manner as our company, before the issue of the shares, may determine by special resolution.

Repurchase of Shares. Subject to the provisions of the Companies Law, NASDAQ Stock Market rules and our amended and restated memorandum and articles of association, we may purchase shares, including redeemable shares, in such manner and on such other terms as our board of directors may agree with the holder, and may make payment therefor in any manner authorized by the Companies Law and NASDAQ Stock Market rules, including out of capital.

Variation of Rights of Shares. If at any time the share capital of our company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up and except where our articles of association or the Companies Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•                      increase our share capital by such sum, with such rights, priorities and privileges, as the resolution shall prescribe;

•                      consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                      sub-divide our existing shares, or any of them into shares of a smaller amount than is fixed by our amended and restated memorandum and articles of association or into share without par value; or

•                      cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

Our shareholders may, by special resolution, amongst other things, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of redeemable preferred shares and to determine, with respect to any series of redeemable preferred shares, the terms and rights of that series, including:

•                      designation of the series;

•                      the number of shares of the series;

•                      the dividend rights, conversion rights and voting rights; and

•                      the rights and terms of redemption and liquidation preferences.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                      authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                      limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Inspection of Books and Records. No holders of our common shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Law or authorized by our directors or by us in general meeting. However, we will provide our shareholders with annual audited financial statements.

C.                Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                Exchange Controls

See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

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

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Payments of dividends and capital in respect of the common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the common shares, nor will gains derived from the disposal of the common shares be subject to Cayman Islands income or corporation tax.

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

•                      persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation;

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

To the extent that the amount of any distribution exceeds our current or accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, a U.S. Holder would recognize on a subsequent disposition of the ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain. However, we do not expect to provide U.S. Holders of ADSs or common shares with information regarding the amount of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Therefore, U.S. Holders should generally expect distributions to be treated as dividends for U.S. federal income tax purposes (as discussed above).

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

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2018, although there can be no assurance in this regard. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2018 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

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

If a U.S. Holder makes an effective mark-to-market election, for each year that we are a PFIC, the U.S. Holder will include as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or common shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs or common shares, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or common shares in a year that we are a PFIC will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs or common shares given that we may have lower-tier PFICs for which a mark-to-market election may not be available.

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

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC using its EDGAR system.

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

ITEM 11.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2018, we had cash, restricted cash and short-term investments totaling RMB8,840.0 million (US$1,285.7 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year, and investment products issued by financial institutions with a variable interest rate indexed to the performance of underlying assets.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB14.6 million (US$2.1 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2018.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2018, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenue-generating operations are transacted in the Renminbi, which is not fully convertible into foreign currencies, and a significant portion of our liabilities are denominated in Renminbi. As a result, the conversion of our revenues is subject to PRC regulatory restrictions on currency conversion and we are exposed to risks posed by fluctuations in the foreign exchange market. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollars as of December 31, 2018, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB93.3 million (US$13.6 million) in our cash, restricted cash and short-term investments. Based on the amount of convertible senior notes denominated in U.S. dollars as of December 31, 2018, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB118.6 million (US$17.2 million) in our convertible senior notes.

We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates may have a material and adverse effect on our results of operations and the value of your investment.”

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

Fees and Payments from the Depositary to Us

In 2018, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$321,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

PART II

ITEM 13.                             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

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

Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16A.                    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has concluded that Messrs. David K. Chao, Li-Lan Cheng and Eric He, the three independent directors of our company, each meet the criteria of “audit committee financial expert” as established by the SEC. See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

ITEM 16B.                    CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 in 2004. We have posted our code of business conduct and ethics on our website at ir.51job.com.

ITEM 16C.                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2017	2018	2018
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	5,170	5,612	816
Tax fees(2)	192	—	—

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

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2015, we purchased 898,950 ADSs through open-market transactions for an aggregate consideration of approximately US$24 million, including transaction fees. We did not make any repurchase of ADSs in the open market in 2016, 2017 and 2018.

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
4.3

Form of Employment, Confidential Information and Invention Assignment Agreement (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.4

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.5

Loan Agreements dated as of September 11, 2007 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.5 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 27, 2008)

4.6

Supplementary Agreement to the Loan Agreements dated as of September 4, 2017 between Qianjin Network Information Technology (Shanghai) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.6 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

Exhibit number	Description of document
4.7

English Translation of Technical and Consulting Service Agreement dated as of May 3, 2004, as amended as of July 2, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.8

English Translation of Supplement Agreement to Technical and Consulting Service Agreement dated as of January 27, 2014 between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.9

English Translation of Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 27, 2008)

4.10

English Translation of Supplementary Agreement to the Technical and Consulting Service Agreement dated as of September 4, 2017 between Beijing Run An Information Consultancy Co, Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

4.11

English Translation of Equity Pledge Agreement dated as of September 4, 2017 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

4.12

English Translation of Share Transfer Agreement dated as of September 4, 2017 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

4.13

English Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 27, 2008)

4.14

English Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 12, 2012)

4.15*

English Translation of Supplementary Agreement III to the Domain Name License Agreement dated as of August 14, 2018 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd.

4.16

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

Exhibit number	Description of document
4.18

English Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.19

English Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.20

English Translation of Power of Attorney issued by a shareholder of Beijing Run An Information Consultancy Co., Ltd. on January 27, 2014 (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.21

English Translation of Power of Attorney issued by a shareholder of Beijing Run An Information Consultancy Co., Ltd. on January 27, 2014 (incorporated by reference to Exhibit 4.19 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.22

English Translation of Exclusive Purchase Option Agreement dated as of January 27, 2014 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.23

English Translation of Supplementary Agreement to the Control Agreements dated as of September 4, 2017 among Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., Beijing Run An Information Consultancy Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.22 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

8.1*	List of Subsidiaries and Affiliated Entities of 51job, Inc.
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Jun He Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 29, 2019

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 51job, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 29, 2019

We have served as the Company’s auditor since 2003.

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
Revenues:
Online recruitment services		1,547,143	1,871,700	2,431,898	353,705
Other human resource related revenues		825,552	1,009,515	1,350,048	196,356
Total revenues		2,372,695	2,881,215	3,781,946	550,061
Less: Business tax and surcharges	2(k)	(34,361)	(32,623)	(42,245)	(6,144)
Net revenues		2,338,334	2,848,592	3,739,701	543,917
Cost of services(1)	2(l)	(663,001)	(763,440)	(1,038,766)	(151,082)
Gross profit		1,675,333	2,085,152	2,700,935	392,835
Operating expenses(1):
Sales and marketing	2(m)	(783,492)	(917,784)	(1,197,178)	(174,122)
General and administrative		(280,002)	(296,608)	(353,557)	(51,423)
Total operating expenses		(1,063,494)	(1,214,392)	(1,550,735)	(225,545)
Income from operations		611,839	870,760	1,150,200	167,290
Gain (Loss) from foreign currency translation		238	3,630	(112,353)	(16,341)
Interest and investment income, net		58,933	77,009	113,673	16,533
Change in fair value of convertible senior notes	13	(69,439)	(496,175)	99,079	14,410
Gain from sale of long-term investments	2(f)	—	—	61,070	8,882
Other income, net	2(x)	98,315	87,032	175,206	25,483
Income before income tax expense		699,886	542,256	1,486,875	216,257
Income tax expense	10	(134,699)	(169,493)	(242,434)	(35,261)
Net income		565,187	372,763	1,244,441	180,996
Net loss (income) attributable to non-controlling interests		791	(874)	7,878	1,146
Net income attributable to 51job, Inc.		565,978	371,889	1,252,319	182,142

Net income		565,187	372,763	1,244,441	180,996
Other comprehensive income:
Foreign currency translation adjustments		984	(6,037)	698	102
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB9,625, RMB36,900 and RMB38,847 in 2016, 2017 and 2018, respectively	15	28,876	110,702	116,540	16,950
Total comprehensive income		595,047	477,428	1,361,679	198,048
Comprehensive loss (income) attributable to non-controlling interests		791	(874)	7,878	1,146
Comprehensive income attributable to 51job, Inc.		595,838	476,554	1,369,557	199,194

Earnings per share:	14
— Basic		9.74	6.19	20.42	2.97
— Diluted		9.68	6.08	19.82	2.88
Weighted average number of common shares outstanding:
— Basic		58,132,976	60,087,306	61,318,292	61,318,292
— Diluted		58,474,068	61,150,413	63,175,483	63,175,483

(1) Share-based compensation:
Included in cost of services	(14,080)	(14,029)	(16,316)	(2,373)
Included in operating expenses
— Sales and marketing	(12,104)	(12,060)	(14,026)	(2,040)
— General and administrative	(59,886)	(59,879)	(74,623)	(10,854)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

	Note	2017	2018	2018
		RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	2,292,476	1,968,351	286,285
Restricted cash	2(d)	249	5,770	839
Short-term investments	2(f)	4,839,550	6,865,886	998,602
Accounts receivable (net of allowance for doubtful accounts of RMB5,384 and RMB11,014 as of December 31, 2017 and 2018, respectively)	4	186,861	230,065	33,462
Prepayments and other current assets	5	559,105	606,918	88,273
Total current assets		7,878,241	9,676,990	1,407,461
Non-current assets:
Long-term investments	2(f)	433,886	729,095	106,042
Property and equipment, net	6	497,845	527,020	76,652
Goodwill	7	1,021,454	1,036,124	150,698
Intangible assets, net	8	162,024	244,446	35,553
Other long-term assets		17,370	9,736	1,416
Deferred tax assets	10	12,912	15,005	2,182
Total non-current assets		2,145,491	2,561,426	372,543
Total assets		10,023,732	12,238,416	1,780,004

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB62,795 and RMB99,691 as of December 31, 2017 and 2018, respectively):

	2(b)
Accounts payable		35,532	49,881	7,255
Salary and employee related accrual		134,966	164,134	23,872
Taxes payable		230,734	191,793	27,895
Advance from customers	2(k)	937,981	1,126,300	163,814
Convertible senior notes, current	13	—	1,725,182	250,917
Other payables and accruals	9	703,441	952,178	138,489
Total current liabilities		2,042,654	4,209,468	612,242

Non-current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB49,860 and RMB114,897 as of December 31, 2017 and 2018, respectively):

	2(b)
Deferred tax liabilities	10	121,348	210,752	30,653
Convertible senior notes, non-current	13	1,667,967	—	—
Total non-current liabilities		1,789,315	210,752	30,653
Total liabilities		3,831,969	4,420,220	642,895
Commitments and contingencies	16	—	—	—
Mezzanine equity:
Redeemable non-controlling interests	17	228,230	225,645	32,818
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 61,853,004 and 61,874,716 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		50	50	7
Additional paid-in capital		1,809,732	2,055,036	298,893
Statutory reserves	2(q)	13,874	17,279	2,513
Accumulated other comprehensive income		136,947	254,185	36,970
Retained earnings		3,993,777	5,242,691	762,518
Total 51job, Inc. shareholders’ equity		5,954,380	7,569,241	1,100,901
Non-controlling interests		9,153	23,310	3,390
Total equity		5,963,533	7,592,551	1,104,291
Total liabilities, mezzanine equity and equity		10,023,732	12,238,416	1,780,004

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	Common shares				Accumulated		Total
			Additional		other		51job, Inc.
	Number		paid-in	Statutory	comprehensive	Retained	shareholders’	Non-controlling	Total
	of shares	Par value	capital	reserves	income	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands, except share data)
Balance as of December 31, 2015	58,944,631	48	1,052,788	13,232	2,422	3,056,552	4,125,042	9,070	4,134,112

Exercise of share options	1,117,754	1	160,492	—	—	—	160,493	—	160,493
Share-based compensation	—	—	86,070	—	—	—	86,070	—	86,070
Appropriation of statutory reserves	—	—	—	128	—	(128)	—	—	—
Foreign currency translation adjustments	—	—	—	—	984	—	984	—	984
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB9,625	—	—	—	—	28,876	—	28,876	—	28,876
Net income (loss)	—	—	—	—	—	565,978	565,978	(791)	565,187

Balance as of December 31, 2016	60,062,385	49	1,299,350	13,360	32,282	3,622,402	4,967,443	8,279	4,975,722

Exercise of share options	2,147,819	1	424,449	—	—	—	424,450	—	424,450
Share-based compensation	—	—	85,968	—	—	—	85,968	—	85,968
Settlement of zero-strike call options and retirement of common shares	(357,200)	(0)	(35)	—	—	—	(35)	—	(35)
Appropriation of statutory reserves	—	—	—	514	—	(514)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(6,037)	—	(6,037)	—	(6,037)
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB36,900	—	—	—	—	110,702	—	110,702	—	110,702
Net income	—	—	—	—	—	371,889	371,889	874	372,763

Balance as of December 31, 2017	61,853,004	50	1,809,732	13,874	136,947	3,993,777	5,954,380	9,153	5,963,533

Exercise of share options	752,814	0	145,196	—	—	—	145,196	—	145,196
Share-based compensation	—	—	100,183	—	—	—	100,183	11,539	111,722
Settlement of zero-strike call options and retirement of common shares	(731,102)	(0)	(75)	—	—	—	(75)	—	(75)
Appropriation of statutory reserves	—	—	—	3,405	—	(3,405)	—	—	—
Foreign currency translation adjustments	—	—	—	—	698	—	698	—	698
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB38,847	—	—	—	—	116,540	—	116,540	—	116,540
Net income	—	—	—	—	—	1,252,319	1,252,319	2,618	1,254,937

Balance as of December 31, 2018	61,874,716	50	2,055,036	17,279	254,185	5,242,691	7,569,241	23,310	7,592,551

Balance as of December 31, 2018 (US$ Note 2(c))	61,874,716	7	298,893	2,513	36,970	762,518	1,100,901	3,390	1,104,291

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	565,187	372,763	1,244,441	180,996

Adjustments for:
Share-based compensation	86,070	85,968	104,965	15,267
Depreciation	53,754	53,422	57,044	8,297
Amortization of intangible assets	9,022	10,245	38,525	5,603
Allowance for doubtful accounts	7,548	15,394	10,607	1,543
Loss due to disposal of fixed assets	122	690	225	33
Loss (Gain) from foreign currency translation	14,749	(2,248)	112,351	16,341
Change in fair value of convertible senior notes	69,439	496,175	(99,079)	(14,410)
Gain from sale of long-term investments	—	—	(61,070)	(8,882)
Income from equity method investments	—	—	(2,417)	(352)
Deferred tax expense	14,419	12,787	18,531	2,695

Changes in operating assets and liabilities, net of effects of acquisition:
Increase in accounts receivable	(20,071)	(74,356)	(54,905)	(7,986)
Increase in prepayments and other current assets	(31,686)	(35,128)	(46,719)	(6,795)
Increase in accounts payable	7,474	2,565	14,958	2,176
Increase in salary and employee related accrual	19,374	18,087	29,168	4,242
Increase (Decrease) in taxes payable	41,624	74,423	(45,519)	(6,620)
Increase in advance from customers	91,795	234,523	188,319	27,390
Increase in other payables and accruals	148,062	183,530	275,883	40,125
Decrease (Increase) in other long-term assets	(2,675)	(7,277)	7,634	1,110

Net cash provided by operating activities	1,074,207	1,441,563	1,792,942	260,773

Cash flows from investing activities:
Purchase of short-term investments	(305,823)	(576,452)	(2,005,226)	(291,648)
Cash paid for long-term investments other than available-for-sale debt securities	(1,000)	(97,267)	(156,835)	(22,811)
Cash paid for acquisitions, net of cash acquired	(8,450)	(734,895)	(27,923)	(4,061)
Cash paid for available-for-sale debt securities	(126,716)	—	—	—
Cash received from sale of available-for-sale debt securities	—	—	80,500	11,708
Purchase of property and equipment	(20,328)	(23,655)	(87,053)	(12,661)
Purchase of intangible assets	(26,276)	(1,987)	(83,660)	(12,168)
Purchase of other long-term assets	(735)	—	—	—

Net cash used in investing activities	(489,328)	(1,434,256)	(2,280,197)	(331,641)

Cash flows from financing activities:
Settlement of zero-strike call options and retirement of common shares	—	(35)	(75)	(11)
Proceeds from the exercise of share options	160,493	424,450	145,196	21,118

Net cash provided by financing activities	160,493	424,415	145,121	21,107

Effect of foreign exchange rate changes on cash and restricted cash	37,680	(60,460)	23,530	3,422

Net increase (decrease) in cash and restricted cash	783,052	371,262	(318,604)	(46,339)
Cash and restricted cash, beginning of year	1,138,411	1,921,463	2,292,725	333,463

Cash and restricted cash, end of year	1,921,463	2,292,725	1,974,121	287,124

Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	107,239	121,929	228,158	33,184
Cash paid for interest, net of amounts capitalized	36,773	38,377	36,807	5,353

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(2,405)	(1,043)	(7,789)	(1,133)
Unpaid cash consideration for business combinations	(8,450)	(27,923)	—	—

Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	389	249	5,770	839

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

1.                  ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of 51job, Inc. (the “Company”), which was incorporated in the Cayman Islands in March 2000, its subsidiaries and certain variable interest entities (“VIEs”).

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group.” The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC” or “China”) and is principally engaged in Internet-based recruitment services. The Group also provides other human resource related services, such as business process outsourcing, campus recruitment, training, assessment and placement services.

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

(b)             Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs of which the Company is the primary beneficiary. All significant transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Tech JV’s principal subsidiaries include the following:

•                      Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;

•                      Shanghai Wang Cai Advertising Co., Ltd., incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo;

•                      Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV;

•                      Shanghai Yishu Information Technology Co., Ltd., incorporated in the PRC in May 2007; which was acquired and became wholly owned by Tech JV in April 2015; and

•                      Beijing Zhiding Youyuan Management Consulting Co., Ltd., incorporated in the PRC in September 2010, which was acquired and became 60% owned by Tech JV in June 2015.

The Group’s VIEs and the VIEs’ principal subsidiaries include the following:

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

As of December 31, 2018 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any direct equity ownership in the VIEs and the VIEs’ subsidiaries, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIEs.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by two long-time members of the Company’s senior management team, Jingwu Chen and Tao Wang. As of December 31, 2018, the registered capital of Run An was RMB6,000 and its retained earnings were RMB20,047.

Qian Cheng holds a business license to provide advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2018, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB4,731.

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

The Group has entered into various agreements as related to its VIEs. The key provisions of the agreements with the Company or its subsidiaries and the VIEs or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2016, 2017 and 2018. The technical and consulting service agreements with WFOE are valid to September 11, 2027 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

Equity Pledge Agreement. As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. Additionally, the shareholders of Run An have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreement. The equity pledge agreement among WFOE, Run An and its shareholders was entered into on September 4, 2017 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and January 2014, and between WFOE and Qian Cheng’s shareholders in May 2004. The pledge of the equity interest by the shareholders of Run An to WFOE has been registered with the relevant bureau of the State Administration for Industry and Commerce (currently known as the PRC State Administration for Market Regulation).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Call Option Agreement. 51net has entered into a call option agreement with Qian Cheng dated as of August 1, 2002, and supplemented and amended as of May 3, 2004 and August 1, 2012, under which 51net or its designee is granted an irrevocable option to purchase all of Qian Cheng’s equity interest in Tech JV and AdCo for RMB1,200 or, if such purchase price is not permissible under applicable PRC laws, the lowest price permitted under then applicable PRC laws. In addition, Qian Cheng granted 51net an irrevocable option to purchase any and all of its equity interests in the subsidiaries of AdCo at the lowest price permitted under PRC laws. The call option agreement is valid to July 31, 2022, and the term may be extended upon written consent of the parties.

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

Summary financial information of the Group’s VIEs and the VIEs’ subsidiaries included in the consolidated financial statements is as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Total assets	268,484	521,044
Total liabilities	112,655	214,588

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total revenues	—	—	161,816
Net income (loss)	(2,300)	(4,088)	18,406

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	1,257	(7,131)	5,855
Net cash provided by (used in) investing activities	(126,716)	4,152	(83,936)
Net cash provided by financing activities	126,745	3,334	157,500

Net increase in cash	1,286	355	78,919
Cash, beginning of year	6,241	7,527	7,882

Cash, end of year	7,527	7,882	86,801

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.8755 on December 31, 2018, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018, or at any other rate.

(d)             Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents cash proceeds from the exercise of share options by the Company’s employees, executives and directors held in a bank account which have yet to be transmitted to them.

The following table reconciles cash and restricted cash as reported on the consolidated balance sheets as of December 31, 2017 and 2018, to the amounts presented in the consolidated statements of cash flows:

	2017	2018
	RMB	RMB
Cash	2,292,476	1,968,351
Restricted cash	249	5,770
Total cash and restricted cash	2,292,725	1,974,121

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Included in the cash and restricted cash balances as of December 31, 2017 and 2018 are amounts denominated in United States dollars totaling US$125,450 and US$135,668, respectively (equivalent to approximately RMB819,715 and RMB931,120, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 29, 2017 and December 28, 2018, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

The Group’s long-term investments consist of equity securities without readily determinable fair values, equity method investments and available-for-sale debt securities.

Equity Securities without Readily Determinable Fair Values

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. No other-than-temporary impairment charge was incurred in the years ended December 31, 2016 and 2017. No qualifying observable price changes were noted in the year ended December 31, 2018.

The Group’s investments in equity securities without readily determinable fair values primarily consist of a number of small, non-controlling equity investments in companies that provide services related to the Group’s operations or the overall human resources industry. In the year ended December 31, 2017, the Group made long-term investments including RMB96,967 for a 9.5% equity interest in a mobile-based platform focused on short-term, on-demand work opportunities in the United States and a total of RMB300 for a 5.0% equity interest in each of three companies that provide business process outsourcing services in China. In the year ended December 31, 2018, the Group made long-term investments including RMB31,535 for a 14.3% equity interest in a technology talent assessment services provider in the United States, RMB25,000 for a 18.0% equity interest in a human resource consulting and executive search services company in China, and a total of RMB300 for a 5.0% equity interest in each of three companies that provide business process outsourcing services in China.

Equity Method Investments

For investees over which the Group does have the ability to exercise significant influence, but does not have a controlling interest, the Group accounts for these investments under the equity method.

Under the equity method, the Group initially records investments at cost and subsequently recognizes proportionate share of each equity investee’s change in fair value in the consolidated statements of operations and comprehensive income and accordingly adjusts the carrying amount of the investment. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

In the year ended December 31, 2018, the Group made an equity method investment of RMB75,000 for a 5.0% equity interest in an investment fund partnership as a limited partner. The Group also entered into an agreement in the amount of RMB50,000 for a 25.0% equity interest in another investment fund partnership as a limited partner, of which RMB25,000 was paid in the year ended December 31, 2018 and a remaining balance of RMB25,000 will be paid in 2019. Both funds are focused on exploring opportunities and making investments in companies that primarily provide services in the education and training market in China. No other-than-temporary impairment charge was incurred in the year ended December 31, 2018.

Available-for-Sale Debt Securities

Debt securities that the Group has the intent to hold for an indefinite period are classified as available-for-sale and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income. The Group monitors these investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

In September 2016, the Group completed an investment of RMB126,716 for a 15.0% equity interest in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”), a provider of online and offline accounting and finance training courses in China. The Group’s shares in Golden Finance have liquidation preference, and the Group has a right to demand redemption of its investment. Accordingly, due to the redemption option available to the Group, the Golden Finance investment was determined to be a debt, which was classified as available-for-sale debt security measured at fair value. Unrealized gain net of tax of RMB110,702 and RMB116,540 associated with the Golden Finance investment was included in accumulated other comprehensive income in the years ended December 31, 2017 and 2018, respectively. In 2018, the Company realized a gain of RMB61,070 from the sale of some shares of Golden Finance, and as of December 31, 2018, the Group’s equity interest in Golden Finance was 11.7%.

(g)             Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Depreciation is calculated on a straight-line basis to allocate the cost of the assets to their estimated residual value over the following estimated useful lives:

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to non-controlling interests on the consolidated statements of operations and comprehensive income, while it is excluded from the consolidated statements of changes in shareholders’ equity. For the year ended December 31, 2018, net loss attributable to mezzanine equity holders amounted to RMB10,496. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31. No impairment of goodwill was recognized in the years ended December 31, 2016, 2017 and 2018.

Intangible Assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, acquired technology and licenses, which are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years. Separately identifiable intangible assets arising from acquisitions consist of online program transmission license, trade names, technology and customer relationships, which are amortized on a straight-line basis over their estimated useful lives of 5 to 20 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized in the years ended December 31, 2016, 2017 and 2018.

(j)                Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2016, 2017 and 2018.

(k)             Revenue Recognition

On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and reported under the accounting standards in effect for the periods presented.

According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps:

•                      Identification of the contract, or contracts, with a customer;

•                      Identification of the performance obligation in the contract;

•                      Determination of the transaction price, including the constraint on variable consideration;

•                      Allocation of the transaction price to the performance obligation in the contracts; and

•                      Recognition of revenue when (or as) the Group satisfies a performance obligation.

The following is a description of the accounting policy for the principal revenue streams of the Group.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Online Recruitment Services Revenues

The Group provides online recruitment services through several websites, including www.51job.com, www.yingjiesheng.com, www.51jingying.com and www.lagou.com, and their respective mobile applications.

The Group sells recruitment packages that provide a single service or combination of services, such as job postings, access to a searchable resumé database, advertising and online management tools, which assist employers with their hiring process. The subscription period of recruitment packages ranges from one month to one year, and the display period for online advertising ranges from one week to one year. The Group satisfies its performance obligation to customers starting when jobs posted by employers appear on its recruitment platforms, when the ability to search and download resumes from the database is provided, when advertising is displayed, or when a user account to access the online management system is authorized. The Group’s contracts with customers do not include a general right of return for items delivered and services performed. Revenue is recognized when services are provided over the subscription or display period. For recruitment packages with multiple performance obligations, see “Arrangements with Multiple Performance Obligations” below about the allocation of transaction price.

Other Human Resource Related Revenues

The Group provides other value-added human resource services, such as business process outsourcing, campus recruitment, training, assessment, placement and other services.

The Group assists employers with human resource administrative functions on an outsourced basis, which mainly consist of social insurance, benefits and payroll processing as well as regulatory compliance services. Employers can choose to utilize a single service or combination of services. The fees collected for providing these services are mainly based on a fixed fee per employee or transaction processed. The contract term for business process outsourcing services ranges from one to three years. The Group satisfies its performance obligation to customers when transactions are processed and tasks are completed. Revenue is recognized when services are performed and the customer simultaneously receives and consumes the benefits from these services, generally on a monthly basis.

The Group provides campus recruitment services to employers. These services include planning, promoting and managing recruitment events on or near college campuses as well as a host of selection and screening services that enable employers to successfully recruit college students and graduates. The Group satisfies its performance obligation and revenue is recognized when these events and the tasks in conjunction to these events as outlined in the contract with customers have been completed.

The Group conducts training programs, workshops and physical activities related to a variety of business and management topics, such as leadership, communication skills and team building. The Group satisfies its performance obligation and revenue is recognized when participants attend training events organized by the Group. For professional assessment tests, the Group satisfies its performance obligation and revenue is recognized when tests are administered to job candidates and employees.

For placement services, the Group satisfies its performance obligation and revenue is recognized as the identification of prospective candidates to fill job positions as designated in the contract is completed and accepted by customers. For other services such as compensation benchmarking reports, the Group satisfies its performance obligation and revenue is recognized when services are performed and items are delivered.

Arrangements with Multiple Performance Obligations

The Group’s contracts with customers may include multiple services and therefore, multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation based on its value on a standalone basis which is determined utilizing regular selling prices charged in unbundled arrangements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

Contract Balances

The Group’s contract balances include accounts receivable and advance from customers. The contract balances have increased along with the growth of the Group’s business.

The Group’s advance from customers consists of cash received from customers in advance of revenue recognition, which is a contract liability. The increase in the advance from customers balance for the year ended December 31, 2018 was primarily driven by payments from employers received prior to the Group satisfying its performance obligation, which was offset by RMB914,312 of revenues recognized that were included in the advance from customers balance as of December 31, 2017.

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the consolidated statements of operations and comprehensive income.

The Group has applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

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

(l)                Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s online recruitment and other human resource services.

(m)          Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB126,205, RMB130,355 and RMB205,279 for the years ended December 31, 2016, 2017 and 2018, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(n)             Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation — Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB66.87, RMB101.63 and RMB148.05 for the years ended December 31, 2016, 2017 and 2018, respectively.

For the years ended December 31, 2016, 2017 and 2018, the fair value of options granted was estimated with the following assumptions:

	2016	2017	2018
Risk-free interest rate	1.00%-1.70%	1.61%	2.41%-2.75%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	33%-34%	32%	32%
Weighted average fair value per common share on date of option grant	US$34.27	US$56.68	US$73.46

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

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes — Overall — Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2016, 2017 and 2018, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)             Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Group’s subsidiaries and VIEs incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2016, 2017 and 2018. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2016, 2017 and 2018. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2016, 2017 and 2018. During the years ended December 31, 2016, 2017 and 2018, the Group’s subsidiaries made total appropriations to their statutory common reserve fund in the amount of RMB128, RMB514 and RMB3,405, respectively.

In addition, the Group’s subsidiaries and VIEs incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2016, 2017 and 2018.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(r)               Dividend and Restricted Net Assets

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Group’s PRC subsidiaries and VIEs can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(q). In addition, the net assets of the Group’s subsidiaries and VIEs associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Group’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the paid-in capital and statutory reserves were approximately RMB522,592 and RMB525,997, or 8.4% and 6.7% of total consolidated net assets as of December 31, 2017 and 2018, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(t)                Fair Value Measurement of Financial Instruments

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about fair value measurements.

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

Financial instruments of the Group are primarily comprised of cash, restricted cash, short-term investments, available-for-sale debt securities, receivables, payables, convertible senior notes and zero-strike call options.

As of December 31, 2017 and 2018, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments in time deposits are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Short-term investments in investment products are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.

The Group reports available-for-sale debt securities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the available-for-sale debt securities is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value, the Group utilizes an income approach of a discounted cash flow model, which includes unobservable inputs such as future cash flows, growth rates and discount rates. These assumptions are inherently uncertain and subjective, and changes in any unobservable inputs may have a significant impact on the fair value. See Note 15 for the change in fair value of available-for-sale debt securities.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(w)           Comprehensive Income

In accordance with ASC 220 “Comprehensive Income,” other comprehensive income/loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income mainly consists of cumulative foreign currency translation adjustments and unrealized gains on available-for-sale debt securities.

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

The Group recognized government subsidies of RMB97,092, RMB86,287 and RMB173,760 which was included in other income for the years ended December 31, 2016, 2017 and 2018, respectively.

(y)              Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation as a result of the adoption of ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash.”

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

(z)               Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605 “Revenue Recognition.” In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delayed the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarified the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption.

The Company adopted ASC 606 beginning January 1, 2018 using the modified retrospective method and assessed its contracts with customers under the new standard. Results for reporting periods prior to January 1, 2018 were not adjusted and are presented in accordance with the accounting standards in effect for those periods. The adoption of ASC 606 had no material impact on the Company’s consolidated financial statements, and there was no adjustment to beginning retained earnings on January 1, 2018. The Company’s revenue recognition for its major revenue streams has remained substantially consistent with the historical revenue recognition practices.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company has adopted ASU 2016-01 from January 1, 2018 and the adoption had no material impact on the Company’s consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). This update requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases of greater than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company has identified its existing lease contracts and has entered data within the contracts needed for the calculation of the right-of-use assets and lease liabilities into a worksheet to build the repository of lease contracts and to assist the Company with the accounting entries. This guidance is effective for the Company as of January 1, 2019. The FASB has issued further ASUs related to the standard, providing an optional transition method allowing entities to not recast comparative periods. The Company intends to use the optional transition method and, as such, recognize the effects of applying the new standard as a cumulative-effect adjustment to retained earnings as of January 1, 2019. The Company plans to elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that exist prior to adoption of the standard. The Company will not reassess whether any contracts entered into prior to adoption are leases. On adoption, the Company currently expects to record right-of-use assets (after adjustments for prepayments in the amount of approximately RMB4,700) and lease liabilities of approximately RMB108,400 and RMB103,700, respectively, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

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

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. The Company has adopted ASU 2016-15 and the adoption had no material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and early adoption is permitted in any interim or annual period. The Company adopted ASU 2016-18 retrospectively on January 1, 2018, and as a result, the consolidated statements of cash flows now present restricted cash in the beginning and ending balances of cash. The inclusion of restricted cash to changes in cash and restricted cash was not material for all periods presented.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company has adopted ASU 2017-01 and the adoption had no material impact on the Company’s consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.                  PRINCIPAL ACCOUNTING POLICIES (Continued)

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of the second step of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2017-04 on its consolidated financial statements.

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

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Company is in the process of evaluating the impact of ASU 2018-07 on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company is in the process of evaluating the impact of ASU 2018-13 on its consolidated financial statements.

3.                  ACQUISITION

Lagou Information Limited

In December 2017, to expand its online operations, the Company completed an acquisition of a 66% equity interest in Lagou Information Limited, an entity incorporated in the Cayman Islands. Lagou is the holding company of Beijing Lagou Network Technology Co., Ltd., which owns and operates a recruitment website focused on technology and engineering talent in China. The total purchase price was RMB782,594 and was funded from the Company’s existing cash resources. Beginning December 26, 2017, the date of acquisition, Lagou has been fully consolidated into the Group’s financial statements. As the acquisition date was just prior to the end of 2017, there was no material contribution from Lagou to the Company’s consolidated statement of operations and comprehensive income for the year ended December 31, 2017. The allocation of the purchase price is summarized as follows:

RMB
Net assets	125,026
Identifiable intangible assets:
Trade names	60,183
Technology	35,979
Goodwill	818,730
Deferred tax liabilities	(14,424)
Redeemable non-controlling interests	(242,900)

Total	782,594

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.                  ACQUISITION (Continued)

Neither the results of operations since the acquisition date nor the pro forma results of operations of Lagou have been presented because they were not material to the Company’s consolidated statements of operations and comprehensive income.

4.                  ACCOUNTS RECEIVABLE

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	192,245	241,079
Less: Allowance for doubtful accounts	(5,384)	(11,014)
	186,861	230,065

The movement of allowance for doubtful accounts is analyzed as follows:

	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of year	3,290	6,144	5,384
Additions	6,705	5,738	11,701
Write-offs	(3,851)	(6,498)	(6,071)
Balance at end of year	6,144	5,384	11,014

5.                  PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other currents assets as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Rental and other deposits	3,116	2,766
Prepayments for rental and others	29,799	23,689
Employee advances	9,268	27,136
Payments made on behalf of customers, net of allowance	458,199	472,502
Prepaid insurance premium	1,035	1,158
Interest income receivable	51,374	74,231
Others	6,314	5,436
Total	559,105	606,918

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

	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of year	856	459	3,047
Additions	843	9,656	—
Reversals	—	—	(1,094)
Write-offs	(1,240)	(7,068)	(562)
Balance at end of year	459	3,047	1,391

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

6.                  PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Land use rights and building	575,443	632,844
Leasehold improvements	35,709	37,994
Electronic equipment	141,787	152,058
Furniture and fixtures	7,194	7,312
Motor vehicles	7,210	8,135
Other assets	49,095	53,747
Less: Accumulated depreciation	(318,593)	(365,070)
Net book value	497,845	527,020

Depreciation expense was RMB53,754, RMB53,422 and RMB57,044 for the years ended December 31, 2016, 2017 and 2018, respectively. Loss due to disposal of fixed assets was RMB122, RMB690 and RMB225 for the years ended December 31, 2016, 2017 and 2018, respectively.

7.                  GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Balance at beginning of year	217,394	1,021,454
Acquisition of Lagou	804,060	14,670
Balance at end of year	1,021,454	1,036,124

8.                  INTANGIBLE ASSETS

Intangible assets and its related accumulated amortization as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Computer software	31,958	29,156
Acquired technology	60,251	60,251
Trade names	95,783	95,783
Customer relationships	12,270	12,270
Acquired program transmission license	—	119,728
Acquired training and other licenses	4,151	4,151
Less: Accumulated amortization	(42,389)	(76,893)
Net book value	162,024	244,446

In 2018, the Company entered into an agreement to acquire the assets of an online training services company, including an online audio/video program transmission license. The transaction was accounted for as an asset acquisition rather than a business combination as the acquiree company did not meet the criteria of a business and substantially all of the fair value of the gross assets acquired would be concentrated in a single asset, which met the criteria to be an asset acquisition under the adopted ASU 2017-01. The total purchase price was RMB89,796 and was funded from the Company’s existing cash resources. A deferred tax liability of RMB29,932 was determined by using a simultaneous equation, and this increased the carrying amount of the program transmission license. As of December 31, 2018, total unpaid consideration amounted to RMB7,355, which will be paid in 2019.

Amortization expense was RMB9,022, RMB10,245 and RMB38,525 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company will record estimated amortization expenses of RMB42,342, RMB39,724, RMB38,570, RMB38,124 and RMB30,574 for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

9.                  OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Receipts from customers	580,794	808,799
Payables to customers related to government policy compliance incentives	71,638	114,909
Professional service fees	3,274	3,727
Office expenses	8,636	7,338
Payables to employees related to net proceeds from share options exercised	137	3,217
Accrued interest expense related to convertible senior notes	7,632	8,016
Payable for acquisition	27,923	—
Others	3,407	6,172
Total	703,441	952,178

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

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” (“HNTE”) under the EIT Law. Tech JV became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. In 2018, the renewal of Tech JV’s preferential tax status valid from 2018 through 2020 was processed without objection. In addition, two PRC subsidiaries of the Group, Beijing Lagou Network Technology Co., Ltd. and Beijing Zhiding Youyuan Management Consulting Co., Ltd., have been designated as HNTEs under the EIT Law, and each of their preferential tax status of 15% is also valid through 2020.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory EIT rate of 25%.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2018, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB5,324,204 and RMB6,913,897, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB532,420 and RMB691,390 as of December 31, 2017 and 2018, respectively.

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2016, 2017 and 2018 were taxed within the following jurisdictions:

	2016	2017	2018
	RMB	RMB	RMB
PRC entities	875,175	1,139,978	1,617,091
Non-PRC entities	(175,289)	(597,722)	(130,216)
Total	699,886	542,256	1,486,875

The current and deferred portion of income tax expense included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	RMB	RMB	RMB
Current income tax expense
PRC entities	120,280	156,706	223,903
Non-PRC entities	—	—	—
Total	120,280	156,706	223,903
Deferred income tax expense
PRC entities	14,419	12,787	18,531
Non-PRC entities	—	—	—
Total	14,419	12,787	18,531
Income tax expense
PRC entities	134,699	169,493	242,434
Non-PRC entities	—	—	—
Total	134,699	169,493	242,434

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(11)%	(20)%	(11)%
Non-deductibility of expenses incurred outside the PRC	6%	28%	3%
Other permanent differences	(1)%	(2)%	(1)%
Effective EIT rate of the Group	19%	31%	16%

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

Income tax expense differs from the amounts computed by applying the EIT rate primarily due to the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the preferential tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	81,300	107,547	154,182
Basic net income per share effect	1.40	1.79	2.51
Diluted net income per share effect	1.39	1.76	2.44

Significant components of deferred tax assets and liabilities as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Deductible temporary differences related to other payables and accruals	1,053	1,073
Deductible temporary differences related to provision for doubtful accounts	1,265	1,648
Deductible temporary differences related to advertising expenses	12,076	13,422
Tax loss carryforwards	50,900	49,408
Amount offset by non-current deferred tax liabilities	(12,806)	(6,633)
	52,488	58,918
Less: Valuation allowance	(39,576)	(43,913)
Total deferred tax assets	12,912	15,005
Taxable temporary differences related to depreciation period	(6,153)	(10,141)
Taxable temporary differences related to available-for-sale debt securities	(46,526)	(85,373)
Taxable temporary differences related to government subsidy income	(57,995)	(75,240)
Taxable temporary differences related to trade names, technology and customer relationships	(23,480)	(20,440)
Taxable temporary differences related to acquired program transmission license	—	(26,191)
Amount offset by non-current deferred tax assets	12,806	6,633
Total deferred tax liabilities	(121,348)	(210,752)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes — Overall — Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2017 and 2018.

As of December 31, 2017 and 2018, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2016, 2017 and 2018 when certain entities generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2018, the Group had net operating loss carryforwards in PRC entities of RMB186,703, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will expire in varying amounts from 2019 to 2023. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.           TAXATION (Continued)

The following represents a roll-forward of the valuation allowance for each of the years:

	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of year	1,851	2,443	39,576
Additions	1,019	37,902	6,305
Reversals	(427)	(769)	(1,968)
Balance at end of year	2,443	39,576	43,913

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

Under the share option and incentive plans, the directors may, at their discretion, grant share-based awards to any senior executives, directors, employees or consultants of the Group. As of December 31, 2018, the only share-based awards that have been granted under the plans are share options to purchase the Company’s common shares. The share options are granted at the fair market value of the common shares at the date of grant, vest over a period of four years and expire six years from the date of grant.

The following table summarizes the Company’s share option activity for the years ended December 31, 2016, 2017 and 2018:

	Number of shares	Weighted average exercise price		Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Outstanding at December 31, 2015	6,089,905	US$	28.19	3.38	US$	12,942
Granted	1,157,400	US$	34.27
Exercised	(1,117,754)	US$	21.54
Forfeited	(334,720)	US$	29.86
Outstanding at December 31, 2016	5,794,831	US$	30.58	3.36	US$	19,272
Granted	1,279,872	US$	56.68
Exercised	(2,147,819)	US$	29.04
Forfeited	(119,902)	US$	32.64
Outstanding at December 31, 2017	4,806,982	US$	38.17	3.83	US$	109,017
Granted	1,320,672	US$	73.46
Exercised	(752,814)	US$	29.71
Forfeited	(55,850)	US$	35.72
Outstanding at December 31, 2018	5,318,990	US$	48.16	3.76	US$	90,526
Vested and expected to vest at December 31, 2018	5,064,646	US$	47.56	3.70	US$	88,532
Exercisable at December 31, 2018	2,615,921	US$	35.93	2.61	US$	69,418

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day and the exercise price for in-the-money options of the respective year.

The total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB83,976, RMB184,932 and RMB280,679 (US$40,823), respectively.

As of December 31, 2018, there was RMB321,368 (US$46,741) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 3.09 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2018, total cash received from the exercise of share options amounted to RMB145,196 (US$21,118).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.           SHARE-BASED COMPENSATION (Continued)

A summary of non-vested share option activity for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of shares	Weighted average grant-date fair value (per share)
Non-vested at December 31, 2015	2,708,243	US$	11.02
Granted	1,157,400	US$	9.63
Vested	(1,035,577)	US$	11.01
Forfeited	(334,720)	US$	11.09
Non-vested at December 31, 2016	2,495,346	US$	10.37
Granted	1,279,872	US$	15.62
Vested	(1,085,019)	US$	10.50
Forfeited	(119,902)	US$	10.55
Non-vested at December 31, 2017	2,570,297	US$	12.86
Granted	1,320,672	US$	21.53
Vested	(1,132,050)	US$	12.51
Forfeited	(55,850)	US$	10.83
Non-vested at December 31, 2018	2,703,069	US$	17.29
Expected to vest at December 31, 2018	2,448,725	US$	17.29

There were no capitalized share-based compensation costs for the years ended December 31, 2016, 2017 and 2018. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2016, 2017 and 2018, totaled RMB86,070, RMB85,968 and RMB100,183 (US$14,571), respectively. The total fair value of share options vested during the years ended December 31, 2016, 2017 and 2018 was RMB79,139, RMB74,100 and RMB97,364 (US$14,161), respectively.

Share-Based Compensation of Subsidiary

Lagou has adopted a 2014 Stock Option Plan, a 2016 Stock Option Plan and a 2018 Stock Option Plan (collectively, the “Lagou Stock Option Plans”), which permit the granting of stock options and/or stock purchase rights of Lagou to employees, directors and consultants. Share-based compensation expense with respect to the Lagou Stock Option Plans recognized during the year ended December 31, 2018 amounted to RMB4,782 (US$696). As of December 31, 2018, the unrecognized share-based compensation expenses related to the Lagou Stock Option Plans were RMB2,228 (US$324). The expenses are expected to be recognized over a weighted average period of 3.25 years.

12.           EMPLOYEE BENEFITS

The full-time employees of the Group’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB198,272, RMB230,263 and RMB293,452 for the years ended December 31, 2016, 2017 and 2018, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

13.           CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of convertible senior notes due April 15, 2019 (the “Notes”). The Notes bear interest at a rate of 3.25% per year, payable semiannually in arrears. The interest expense incurred associated with the Notes was RMB37,298, RMB37,799 and RMB37,191 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Holders had the right to require the Company to repurchase for cash all or part of the Notes on April 15, 2017 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, the repurchase date. The Company did not receive any repurchase requests from holders on April 15, 2017.

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

Under ASC 815-15-25, if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The Company has elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Furthermore, the fair value of the Notes is translated into RMB, the Group’s functional currency, at each balance sheet date with the difference being reported as foreign currency translation gain or loss. In addition, issuance costs of RMB33,093 associated with the Notes offering were fully expensed as incurred in the year ended December 31, 2014 in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2018, the estimated fair value of the Notes amounted to RMB1,725,182. The Company recorded a foreign currency translation loss of RMB79,393, a gain of RMB85,917 and a loss of RMB156,293 for the years ended December 31, 2016, 2017 and 2018, respectively, associated with the Notes. The change in fair value of the Notes was a loss of RMB69,439, a loss of RMB496,175 and a gain of RMB99,079 for the years ended December 31, 2016, 2017 and 2018, respectively. See Note 2(t). The Company evaluated the changes in fair value of the Notes due to its specific credit risk in accordance with ASU 2016-01, based on which, the Company considers its credit risk being kept at a relatively low level and assessed that there has been no significant fluctuation in its specific credit risk since the Notes issuance date.

As of December 31, 2018, the Company has received a request to convert US$100 in principal amount of the Notes, which will be settled with the delivery of ADSs in April 2019.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

13.           CONVERTIBLE SENIOR NOTES (Continued)

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options are intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call Options expire soon after the maturity date of the Notes or when the Dealers request early settlement. The Company will receive the fixed number of ADSs determined at the commencement date of the transaction, which is based on the market price per ADS at the commencement date. 357,200 ADSs and 731,102 ADSs were early settled in 2017 and 2018, respectively. All of the ADSs received from early settlement were retired. See Note 2(v).

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

14.           EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2016, 2017 and 2018 as follows:

	2016	2017	2018
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income attributable to 51job, Inc.	565,978	371,889	1,252,319

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	58,132,976	60,087,306	61,318,292
Dilutive effect of share options	341,092	1,063,107	1,857,191
Denominator for diluted earnings per share	58,474,068	61,150,413	63,175,483
Basic earnings per share	9.74	6.19	20.42
Diluted earnings per share	9.68	6.08	19.82

The convertible senior notes were not included in the calculation of diluted earnings per share in 2016, 2017 and 2018 because their inclusion would have been anti-dilutive.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

14.           EARNINGS PER SHARE (Continued)

The Company excluded outstanding share options of 3,881,628 in 2016, 1,176,660 in 2017 and 888,548 in 2018 from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

The Company excluded common shares underlying the zero-strike call option contracts from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share.

15.           FAIR VALUE CHANGES OF INVESTMENT

The following table provides information about the reconciliation of the Level 3 fair value measurements of available-for-sale debt securities using significant unobservable inputs for the periods indicated:

RMB
Balance at January 1, 2016	—
Initial recognition	126,716
Unrealized gain	38,501
Balance at December 31, 2016	165,217
Unrealized gain	147,602
Balance at December 31, 2017	312,819
Unrealized gain	155,387
Sale of debt securities	(19,430)
Balance at December 31, 2018	448,776

The unrealized gain on available-for-sale debt securities of RMB28,876, RMB110,702 and RMB116,540, representing the unrealized fair value gain netting relevant income tax of RMB9,625, RMB36,900 and RMB38,847, was recognized in other comprehensive income for the years ended December 31, 2016, 2017 and 2018, respectively.

In determining the fair value, the Group utilizes an income approach of a discounted cash flow model with unobservable inputs including future cash flows, a terminal growth rate of 3%, a discount rate of 18% and a risk-free rate of 2.84%. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable companies.

16.           COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Group has entered into non-cancelable agreements with initial or remaining terms in excess of one year for the rental and property management of office premises and for the lease of office equipment. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming years are as follows:

	Office premises	Office equipment	Total
	RMB	RMB	RMB
2019	53,547	13,995	67,542
2020	39,156	227	39,383
2021	24,709	59	24,768
2022	19,768	29	19,797
2023 and thereafter	14,432	—	14,432
	151,612	14,310	165,922

Rental expenses for the years ended December 31, 2016, 2017 and 2018 were RMB50,946, RMB53,433 and RMB67,960, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

	Advertising services	Office furnishings	Total
	RMB	RMB	RMB
2019	6,793	329	7,122
2020	591	9	600

Contingencies

As of the filing date of this annual report on Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the Group’s restructuring in May 2004, Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005. For the foreign ownership of human resource services companies, the limitation was 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations in the PRC, such as Pudong New District, Shanghai since June 2006. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers. Since November 2018, the PRC government has issued some notices and regulations to pilot the establishment of wholly foreign owned human resource service agencies in certain locations, such as the China (Shanghai) Pilot Free Trade Zone, in the PRC.

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

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

17.           REDEEMABLE NON-CONTROLLING INTERESTS (Continued)

The changes in the amount of redeemable non-controlling interests for the years ended December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB
Balance at beginning of year	—	228,230
Addition	228,230	—
Share-based compensation	—	7,911
Net loss attributable to mezzanine equity holders	—	(10,496)
Balance at end of year	228,230	225,645

18.           CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2017 and 2018, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2018, the Company had approximately RMB7,912,854 (US$1,150,877) in cash, time deposits and investment products, which constitute about 90% of total cash, restricted cash and short-term investments, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2016, 2017 and 2018. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2017 and 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts expressed in thousands of RMB and US$, except share and per share data)

18.           CERTAIN RISKS AND CONCENTRATION (Continued)

In addition, any change in interpretation of current laws or any future laws affecting the determination of whether a VIE is a domestic or foreign-invested company may materially impact the viability of the Group’s current corporate structure, corporate governance and business operations in many aspects. For example, the first draft of the PRC Foreign Investment Law published by the PRC Ministry of Commerce on January 19, 2015 (“First Draft FIL”) tended to deem VIEs as entities with foreign investment, and as a result, the Group’s VIEs and subsidiaries in which these VIEs have direct or indirect equity ownership could be subject to the restrictions on foreign investment. On January 29, 2019, the National People’s Congress published the second draft of the PRC Foreign Investment Law (“FIL”), which was voted and passed on March 15, 2019 and will come into effect on January 1, 2020. Compared with the First Draft FIL in 2015, the scope of foreign investment in the FIL is significantly narrower and limited to the establishment of foreign-invested enterprises by foreign investors in China by means of new set-up or merger/acquisitions. The FIL no longer includes “control or own interests of domestic enterprises by contract, trust or other means” within the scope of foreign investment, while still providing the “catch-all clause” to include any investments made by foreign investors in China through other means as provided by laws, administrative regulations or State Council provisions. Therefore, although the FIL does not clearly deem VIEs as foreign-invested enterprises, it is possible that future regulations or interpretations may provide otherwise, as a result of which, the Group’s business, operating results and financial condition may be adversely affected.

19.           RELATED PARTY TRANSACTION AND BALANCES

The Company has entered into royalty agreements with Recruit Management Solutions Co., Ltd. (“RMS”) and Recruit Career Co., Ltd. (“RCC”), which are wholly owned subsidiaries of Recruit Holdings Co., Ltd. (“Recruit”), for the use of training and online assessment materials. Recruit is a shareholder of the Company. The royalty fees charged by RMS were RMB152, RMB270 and RMB285 during the years ended December 31, 2016, 2017 and 2018, respectively. The royalty fees charged by RCC were RMB60, RMB20 and RMB14 during the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the royalty payables due to RMS were RMB68 and RMB81, respectively. As of December 31, 2017 and 2018, the royalty payables due to RCC were RMB0.5 and RMB2, respectively.