Form 20-F
period 2019-12-31
51JOB, INC.
filed 2020-04-23
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

Commission file number: 000-50841

51job, Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building 3
No. 1387 Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Address of principal executive offices)

Rick Yan, Chief Executive Officer
Telephone: +86-21-6160-1888
Facsimile: +86-21-6879-6233
Building 3
No. 1387 Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing one common share, par value US$0.0001 per share Common shares, par value US$0.0001 per share*	JOBS	NASDAQ Stock Market LLC (NASDAQ Global Select Market) NASDAQ Stock Market LLC (NASDAQ Global Select Market)

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

66,784,688 common shares, par value
US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes  ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes  ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

⌧ Large accelerated filer	◻ Accelerated filer	◻ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

⌧ U.S. GAAP	◻ International Financial Reporting Standards as issued by the International Accounting Standards Board	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    ☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

    ◻ Yes ◻ No

i

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one common share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report Hong Kong, Macau and Taiwan;
●	“RMB” are to Renminbi, the legal currency of the PRC;
●	“shares” or “common shares” are to our common shares, with par value US$0.0001 per share;
●	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and
●	“US$” are to U.S. dollars, the legal currency of the United States of America.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “51job” refer to 51job, Inc., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated entities.

In addition, unless otherwise indicated, references in this annual report to:

●	“51net” are to 51net.com Inc.;
●	“AdCo” are to Shanghai Qianjin Advertising Co., Ltd.;
●	“Qian Cheng” are to Beijing Qian Cheng Si Jin Advertising Co., Ltd.;
●	“Run An” are to Beijing Run An Information Consultancy Co., Ltd.;
●	“Tech JV” are to Qianjin Network Information Technology (Shanghai) Co., Ltd.;
●	“WFOE” are to Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.; and
●	“Wuhan AdCo” are to Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.9618 to US$1.00 on December 31, 2019, as set forth in the Federal Reserve Board’s H.10 Statistical Release. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

This annual report on Form 20-F includes our audited consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019, and audited consolidated balance sheets data as of December 31, 2018 and 2019.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “is/are likely to,” “expect,” “intend,” “aim,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements included in this annual report relate to, among others:

●	our growth strategies and expansion plans;
●	our future business development, financial condition and results of operations;
●	growth and trends of the human resource services industry in China;
●	market acceptance of our products and services;
●	competition in our industry;
●	our ability to control our operating costs and expenses;
●	our ability to retain key personnel and attract new talent;
●	relevant government policies and regulations relating to our industry, corporate structure and business operations;
●	seasonality of our business;
●	fluctuations in the value of the Renminbi against the U.S. dollar and other currencies;
●	acquisitions or investments we have made or will make in the future;
●	fluctuations in general economic conditions in China and globally; and
●	a slowdown in the global economy, whether due to the effects of the coronavirus or other global pandemics on the Chinese and global economy and on our industry, or for other reasons.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.    Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheets data as of December 31, 2018 and 2019, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2015 and 2016, and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

Beginning January 1, 2019, the presentation of government surcharges has been included in cost of services. The amounts of government surcharges for the years ended December 31, 2017 and 2018 have been reclassified to conform with the current year’s presentation. This reclassification had no effect on the reported results in our consolidated statements of operations and comprehensive income.

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income Data:
Revenues:
Online recruitment services	1,356,442	1,547,143	1,871,700	2,431,898	2,471,179	354,963
Other human resource related revenues	740,119	825,552	1,009,515	1,350,048	1,528,846	219,605
Print advertising	5,328	—	—	—	—	—
Total revenues	2,101,889	2,372,695
Net revenues	2,055,220	2,338,334	2,881,215	3,781,946	4,000,025	574,568
Cost of services(1)	(569,979)	(663,001)	(796,063)	(1,081,011)	(1,221,935)	(175,520)
Gross profit	1,485,241	1,675,333	2,085,152	2,700,935	2,778,090	399,048
Operating expenses(1):
Sales and marketing	(654,468)	(783,492)	(917,784)	(1,197,178)	(1,188,233)	(170,679)
General and administrative	(263,067)	(280,002)	(296,608)	(353,557)	(384,072)	(55,168)
Total operating expenses	(917,535)	(1,063,494)	(1,214,392)	(1,550,735)	(1,572,305)	(225,847)
Income from operations	567,706	611,839	870,760	1,150,200	1,205,785	173,201
Income before income tax expense	744,098	699,886	542,256	1,486,875	762,092	109,467
Income tax expense	(126,301)	(134,699)	(169,493)	(242,434)	(235,890)	(33,883)
Net income	617,797	565,187	372,763	1,244,441	526,202	75,584
Net loss (income) attributable to non-controlling interests	260	791	(874)	7,878	6,116	879
Net income attributable to 51job, Inc.	618,057	565,978	371,889	1,252,319	532,318	76,463
Earnings per share:
Basic	10.71	9.74	6.19	20.42	8.18	1.17
Diluted	10.41	9.68	6.08	19.82	7.98	1.15
Weighted average number of common shares outstanding:
Basic	57,714,850	58,132,976	60,087,306	61,318,292	65,049,597	65,049,597
Diluted	62,498,651	58,474,068	61,150,413	63,175,483	66,683,457	66,683,457
(1)	Share-based compensation was included in the selected consolidated statements of operations and comprehensive income data as follows:

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of services	(13,770)	(14,080)	(14,029)	(16,316)	(20,189)	(2,900)
Operating expenses:
Sales and marketing	(11,837)	(12,104)	(12,060)	(14,026)	(17,356)	(2,493)
General and administrative	(60,338)	(59,886)	(59,879)	(74,623)	(88,604)	(12,727)

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Assets:
Cash	1,125,352	1,921,074	2,292,476	1,968,351	2,294,904	329,642
Short-term investments	3,825,547	4,159,318	4,839,550	6,865,886	7,645,686	1,098,234
Total current assets	5,560,298	6,719,585	7,878,241	9,676,990	10,942,404	1,571,778
Total non-current assets	861,964	1,016,325	2,145,491	2,561,426	3,347,138	480,786
Total assets	6,422,262	7,735,910	10,023,732	12,238,416	14,289,542	2,052,564
Liabilities:
Convertible senior notes, current	—	1,257,709	—	1,725,182	—	—
Total current liabilities	1,136,038	2,703,022	2,042,654	4,209,468	2,833,462	407,001
Convertible senior notes, non-current	1,108,877	—	1,667,967	—	—	—
Other non-current liabilities	43,235	57,166	121,348	210,752	265,070	38,075
Total liabilities	2,288,150	2,760,188	3,831,969	4,420,220	3,098,532	445,076
Total mezzanine equity	—	—	228,230	225,645	216,974	31,166
Shareholders’ equity:
Common shares	48	49	50	50	53	8
Additional paid-in capital	1,052,788	1,299,350	1,809,732	2,055,036	4,901,466	704,052
Total 51job, Inc. shareholders’ equity	4,125,042	4,967,443	5,954,380	7,569,241	10,948,331	1,572,630
Total equity	4,134,112	4,975,722	5,963,533	7,592,551	10,974,036	1,576,322
Total liabilities, mezzanine equity and equity	6,422,262	7,735,910	10,023,732	12,238,416	14,289,542	2,052,564

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	864,450	1,074,207	1,441,563	1,792,942	1,761,773	253,065
Cash paid for short-term investments	(396,789)	(305,823)	(576,452)	(2,005,226)	(773,277)	(111,074)
Cash paid for long-term investments	(22,800)	(1,000)	(97,267)	(156,835)	(876,628)	(125,920)
Cash paid for acquisitions, net of cash acquired	(231,531)	(8,450)	(734,895)	(27,923)	—	—
Net cash used in investing activities	(743,682)	(489,328)	(1,434,256)	(2,280,197)	(1,678,532)	(241,105)
Net cash provided by (used in) financing activities	(73,796)	160,493	424,415	145,121	281,376	40,417

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Risks Related to Our Business

A slowdown or adverse development in the Chinese or global economy may have a material and adverse impact on our customers, demand for our services and our business.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, which may result in or intensify potential conflicts and lead foreign investors to close down their businesses or withdraw their investments in China. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, tariffs and intellectual property. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The growth of the Chinese economy has slowed in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth has decreased from 7.7% in 2013 to 6.1% in 2019. Substantially all of our operations are conducted in China, and our revenues are generated by providing services to PRC businesses or affiliates of foreign firms operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to an economic slowdown, we could have difficulty collecting payment from the customer. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

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

Many of our competitors or potential competitors have long operating histories, have international strategic partners, have local government sponsorship, have a larger customer base, and may have greater financial, management, technological development, sales, marketing and other resources than we do. They may also be able to adopt our business model and intensify competition. As a result, we may experience reduced margins, loss of market share or less use of our services by job seekers and employers. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative, technological or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and our results of operations may be materially and adversely affected.

New competitors face low entry barriers to our industries, and successful entry by new competitors may cause us to lose market share and materially and adversely affect our results of operations.

In the future, we may face competition from new entrants in the online recruitment and other human resource industries in which we operate. We may face greater competition from Internet portals and search engines, dedicated recruitment advertising websites and mobile applications, professional and social networking platforms, online classified websites and other human resource related services providers who may enter the market for any or all of our services. Our businesses are characterized by relatively low start-up and fixed costs, modest capital requirements, short start-up lead times and an absence of significant proprietary technology that would prevent or significantly inhibit new competitors. As a result, potential market entrants face relatively low barriers to entry to all of our businesses and could acquire significant numbers of corporate customers and individual users within a relatively short period of time. Increased competition could result in a loss of market share and revenues, and have a material adverse effect on our business, financial condition and results of operations.

If the online platforms we use to deliver our recruitment, training, assessment and other services do not grow in market acceptance, our business and results of operations may be materially and adversely affected.

We use the Internet to deliver many of our services to employers and job seekers in China. We generate the majority of our revenues from online recruitment services, which are conducted through several websites and mobile applications. We also provide certain training, assessment and testing services to our users through online channels. While the Internet has developed to a more advanced stage in China, the use of the Internet as a commercial medium has a short history. We face challenges in promoting adoption and usage of our online platforms, which involves, among other things, changes in the way that employers disseminate information about jobs, the way that individuals search and apply for jobs, the way that prospective candidates are assessed and evaluated, the way that employers and job seekers communicate with each other, and the way that individuals can learn and develop new skills. If there are any negative perceptions as to the effectiveness of the recruitment, training, assessment or other services delivered through our online platforms, or any significant failure of the Internet to gain broader acceptance and trust as a reliable medium, our business and results of operations could be materially and adversely affected.

The market for other human resource related services, including business process outsourcing, remains in the early development stage in China, and we may be unable to expand such existing services or successfully develop new services in this area.

We believe the market for other human resource related services, including business process outsourcing, is at a relatively early stage of development in China. Many employers are unfamiliar with these services and may not accept the value proposition of these service offerings. Processing, tracking, collecting and remitting funds to the applicable regulatory agencies, employees and other third parties are complex operations, and many employers may not trust us with employee data or to make representations and payments on their behalf. As such, companies may not be willing to use our services for significant administrative functions and may instead choose to continue to perform such operations in-house.

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

The PRC Labor Contract Law, which became effective on January 1, 2008 and its amendment which became effective on July 1, 2013, established restrictions and increased costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. The PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, specified that the PRC establish a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. On August 31, 2018, the Standing Committee of the National People’s Congress passed the Draft Amendment to the PRC Individual Income Tax Law, which became fully effective on January 1, 2019 and significantly changed major provisions of the law, including the determination of residence, income tax brackets, and allowable personal deduction and special itemized deductions.

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

Negative publicity and allegations involving us, our shareholders, directors, officers, employees and business partners may affect our reputation and, as a result, our business may be negatively affected.

We, our shareholders, directors, officers, employees and business partners may be subject to negative media coverage and publicity from time to time. Such negative coverage and publicity could threaten the perception of our brands and damage our reputation. In addition, to the extent our employees and business partners are subject to allegations of non-compliance, regardless of merit, with any relevant laws or regulations, we may also suffer negative publicity or harm to our reputation. As a result, we may be required to spend significant time and incur substantial costs in response to allegations and negative publicity, which could adversely affect our business.

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

As a growing company, we may encounter risks and difficulties including our potential failure to:

●	implement our business model and strategy and adapt and modify them as needed;
●	increase awareness of our brands, protect our reputation and develop customer loyalty;
●	anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic, regulatory and political changes in China;
●	manage our expanding operations and service offerings, including the integration of any acquisitions;
●	maintain adequate control of our expenses;
●	adequately and efficiently operate, maintain, upgrade and develop our websites, mobile applications and the other platforms and equipment we utilize in providing our services;
●	improve and develop financial and management information systems, controls and procedures;
●	attract, retain and motivate qualified personnel; and
●	anticipate and adapt to changing conditions in the human resource, online and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

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

As part of our business expansion strategy, we may pursue acquisitions or investments in certain complementary or new businesses. The success of any acquisition will depend upon several factors, including:

●	our ability to identify and acquire businesses on a cost-effective basis;
●	our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and
●	our ability to retain and motivate key personnel and to retain the clients of acquired firms.

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

We are exposed to significant downward adjustments or impairments in the market values of our investments.

As part of our business strategy, we have made long-term investments in both private and public companies. Fair values of these investments can be negatively impacted by fluctuations in the share price of the public company we own, fair value of private companies in which we are a shareholder, business prospects, financial results, foreign exchange rates, liquidity or other factors. For example, in 2019, we recognized an impairment loss of RMB98.3 million (US$14.1 million) associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition. We may suffer significant impairment losses or downward adjustments of our investments in the future, which could materially and adversely affect our financial statements.

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

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on September 1, 2015, the Interim Measures for the Administration of Online Advertising promulgated by the State Administration for Industry and Commerce, or the SAIC (currently known as the PRC State Administration for Market Regulation, or the SAMR), which became effective on September 1, 2016, the Circular on Launching a Special Program to Rectify Internet Advertisements promulgated by the SAIC, which became effective on February 9, 2018, and the PRC Electronic Commerce Law, which became effective on January 1, 2019, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Advertisers, advertising companies and advertisement publishers are also required to distinguish online advertisement by the mark of “AD,” obtain a user’s prior consent before sending online advertisement, verify the content of online advertisement and properly display online advertisement. With regard to products or services displayed in the order of keyword auction or keyword bidding, a clear mark “AD” shall be affixed to the search results containing such products or services. If we are deemed to be in violation of such laws and regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license, any of which may materially and adversely affect our business.

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

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which became effective on June 1, 2017, further requires Internet product and service providers to take proper measures to protect Internet security and the personal information of users. In January 2019, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps was promulgated and became effective immediately, under which, Internet application, or app, operators are required to strictly fulfill their obligations regulated in the PRC Cyber Security Law when collecting and using personal information, and which requires and authorizes the relevant authorities to strengthen the supervision and punishment of the illegal collection and use of personal information. In November 2019, the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps was jointly promulgated by the Cyberspace Administration of China, or the CAC, the MIIT and the SAMR and became effective immediately, which provides several specific standards and examples to identify the illegal collection and use of personal information by apps, including non-disclosure of collection and use rules, failing to expressly state the purpose, method and scope of collecting and using personal information, and collecting or using personal information without the consent of users.

Together with above regulations, PRC government authorities have carried out a series of law enforcement campaigns for personal information protection in the area of apps during 2019, which have brought challenges to our compliance obligation. Such enforcement and supervision activities include, but are not limited to, the following: (i) in the beginning of 2019, the CAC, the MIIT, the SAMR and the PRC Ministry of Public Security, or the MPS, jointly carried out special campaigns against the illegal collection and use of personal information by apps, evaluated hundreds of apps, and ordered the non-compliant apps to make corrections; (ii) in the first quarter of 2019, the MIIT organized a spot check on 106 Internet services provided by 100 Internet enterprises and ordered the relevant enterprises to correct their illegal collection and use of personal information; (iii) in March 2019, the SAMR carried out a campaign against the illegal acts for the infringement of consumers’ personal information; and (iv) in 2019, the MIIT initiated special campaigns to crack down on illegal collection and use of personal information, unreasonable request for users’ permission, obstacles for account cancellation and other misconduct by apps.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.”

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

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosures that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, the China Securities Regulatory Commission, or the CSRC, which has long-arm jurisdiction on overseas securities issuance and trading activities that disrupt the domestic market order of the PRC and harm the legitimate rights and interests of Chinese investors, and various other regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited insurance coverage.

While we have insurance for some of our properties, vehicles and equipment, we do not maintain any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We face risks related to health epidemics and other natural disasters.

Recently, there has been an outbreak of a novel strain of coronavirus, or COVID-19, in China, which has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China starting in early 2020. The outbreak has spread rapidly to many parts of the world, and the World Health Organization declared COVID-19 to be a pandemic in March 2020.

Substantially all of our operations and our employees are based in China. Our local offices throughout the country, our corporate headquarters in Shanghai and our national sales and customer service call center located in Wuhan, the initial epicenter of the COVID-19 outbreak, were closed for various periods of time from late January 2020 to late March 2020, during which our employees were notified to work remotely from their homes. Consequently, our business and results of operations have been materially and adversely affected due to the harmful impact of COVID-19 on the Chinese and global economy in general. However, the continuing magnitude of the potential impact on us is currently uncertain and will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 outbreak or treat its impact, almost all of which is beyond our control. The potential impact may include, but is not limited to, the following:

●	temporary closure of offices, travel restrictions or business suspension of our customers have negatively affected, and could continue to negatively affect, market demand for our services and our ability to conduct in-person recruitment events and training seminars;
●	our customers may reduce their recruitment budgets and postpone their hiring plans, which may materially and adversely impact our online recruitment services revenue;
●	our customers may require additional time to pay us or fail to pay us at all, which could materially increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts;
●	many of our customers and partners are small and medium-sized enterprises, which may not have strong cash flows or available resources, and may not be able to withstand the COVID-19 outbreak and the resulting economic impact. If they cannot resume business as usual after a prolonged outbreak, our revenues and operations may be materially and adversely impacted; and
●	the global stock markets have experienced, and may continue to experience, significant volatility and decline from the COVID-19 outbreak and the private and public companies that we have invested in could be materially and adversely affected, which may lead to significant impairment in the fair values of our investments, and in turn materially and adversely affect our financial condition and results of operations.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact cannot be reasonably estimated at this time, but our consolidated results for the first quarter of and full year 2020 may be adversely affected. We expect our net revenues and net income in the first quarter of 2020 to decrease year over year, and there is no guarantee that our net revenues or net income will grow or remain at the similar level year over year in the next three quarters of 2020. We may have to record downward adjustments or impairments in the fair values of investments in 2020, if conditions have not significantly improved and global stock markets have not recovered from recent declines.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian flu, H1N1 flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic. Health or other government regulations adopted in response to an epidemic may require temporary closure of our offices or institute travel restrictions which could adversely affect our ability to provide services to our customers throughout China. Our operations could also be disrupted if any of our employees are suspected or confirmed of contracting a disease, which could require us to quarantine some or all of these employees or disinfect our offices. In addition, our results of operations could be adversely affected to the extent that an epidemic harms the Chinese or global economy in general.

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

The PRC government has historically regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. This foreign ownership restriction has been relaxed and foreign persons are now permitted to wholly own advertising entities in China. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003, and this ownership limitation was increased to 70% for human resource services companies registered in several locations in the PRC. From December 31, 2019, foreign investors are now permitted to wholly own entities that provide human resource services.

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

If we or any of our subsidiaries or affiliated entities were found to have been in violation of PRC laws or regulations governing foreign ownership of advertising or human resource services businesses and the proper operation of our businesses, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

●	levying fines;
●	revoking business licenses;
●	blocking our websites;
●	restricting or prohibiting our use of proceeds from any capital raisings to finance our business and operations in China;
●	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or
●	requiring us to discontinue all or a portion of our business.

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

PRC laws and regulations currently limit foreign investment in entities operating as Internet content providers. Tech JV and its subsidiaries conduct most of our operations and recognize most of our revenues. 50% of our equity interest in Tech JV is effectively held by Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Beijing Run An Information Consultancy Co., Ltd., or Run An. Run An is jointly owned by two long-time members of our senior management, Jingwu Chen and Tao Wang. Through agreements with Qian Cheng, Run An and their respective shareholders, we have the substantial ability to control, bear all the economic risks of, and receive all the economic rewards from, Qian Cheng and Run An. As a result, we consolidate all of these interests for U.S. GAAP reporting purposes. For a description of these contractual arrangements, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and our subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and, as a result, we are required to comply with PRC laws and regulations, including those governing foreign ownership in value-added telecommunications businesses. These laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. As a result of these substantial uncertainties, we cannot assure you that we will not be found in violation of any existing or future PRC laws or regulations.

According to PRC laws, trademark license agreements are required to be filed with the Trademark Office of the China National Intellectual Property Administration, or the CNIPA, under the SAMR for the record. Under a trademark license agreement dated as of August 15, 2000, and supplemented and amended as of August 15, 2005, August 15, 2010 and August 14, 2018, WFOE has granted to Tech JV the right to use certain trademarks in the PRC. The trademark license agreement has not been filed with the Trademark Office of the CNIPA, and as such it may not be enforceable against bona fide third parties until completion of such registration.

In or around September 2011, various media sources reported that the CSRC had prepared a report proposing regulating the use of variable interest entity, or VIE, structures or contractual arrangements, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by PRC-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide.

On March 22, 2018, the General Office of the State Council promulgated the Notice of the General Office of the State Council on Forwarding the Opinions of the China Securities Regulatory Commission on Launching Pilot Projects for the Domestic Issuance of Shares or Depositary Receipts by Innovative Enterprises, which became effective immediately, according to which, for the pilot enterprises that have a protocol control structure, the CSRC is required to distinguish the different situations and handle them prudently in accordance with the law jointly with the relevant authorities. Although the PRC government’s attitude towards the VIE structure is still conservative and cautious, it was the first time that the State Council and the CSRC have recognized the VIE structure in official documents.

Although we believe our business operations and contractual arrangements are in compliance with current PRC regulations, if we or any of our subsidiaries or affiliated entities or any of our contractual arrangements are found to be or to have been in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

●	levying fines;
●	revoking business licenses;
●	blocking our websites;
●	restricting or prohibiting our use of proceeds from any capital raisings to finance our business and operations in China;
●	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or
●requiring us to discontinue all or a portion our business.

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

Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the PRC Foreign Investment Law, or the FIL, and the Regulations for Implementation of the PRC Foreign Investment Law, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The FIL and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the FIL, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment conducted via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund statutory reserve funds that are not distributable as cash dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC, and such controls are stringent. We may also experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange” and “— Regulations Relating to Dividend Distribution.” If we or any of our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our common shares.

Risks Related to Doing Business in China

Our business could be affected by changes in China’s economic, political, regulatory or social conditions or government policies.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, even if these measures benefit the overall Chinese economy, they may impact the hiring behavior of employers and reduce the level of expenditures on human resource services, which would adversely affect our results of operations and financial condition. The PRC government could determine to develop and support government owned or controlled human resource enterprises in direct competition with us. The PRC government could also determine to more closely regulate the telecommunications, Internet or human resource industries, which could impose additional regulatory costs and burdens on us.

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

Certain PRC regulations and rules establish additional procedures and requirements for mergers and acquisitions in China. Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, among others, as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law. In addition, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC and the PRC State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands. However, the reporting and approval requirements under the M&A Rules conflict with the principle of the FIL which provides equal treatment to foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list, and therefore, the M&A Rules may be amended and adjusted in the near future.

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

Local governments in China have granted financial incentives from time to time to some of our PRC subsidiaries as part of their efforts to encourage and support the development of local businesses. We received approximately RMB86.3 million, RMB173.8 million and RMB202.4 million (US$29.1 million) in financial incentives from local governments in 2017, 2018 and 2019, respectively. The timing, amount and criteria of incentives are determined within the sole discretion of the local government authorities and cannot be expected or predicted before we actually receive any incentives. Local governments may decide to reduce or eliminate incentives or change their policies at any time, and we cannot assure you of the continued availability of these incentives. Any reduction or elimination of incentives would materially and adversely affect our results of operations.

If the chops of our PRC subsidiaries and affiliated entities are not kept safely, are stolen, or are misused or misappropriated by unauthorized persons, our business and operations could be materially and adversely affected.

In the PRC, a company chop or seal serves as the legal representation of the company to third parties even when unaccompanied by a signature. Each legally registered company in the PRC is required to have a company chop, which must be registered with the local public security bureau and the local counterpart of the SAMR. In addition to this mandatory chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and affiliated entities are held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent these chops are not kept safely, are stolen, or are misused or misappropriated by unauthorized persons, the corporate governance of these entities could be severely and adversely compromised. As a result, these corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so, which may require us to take legal action, divert resources and management attention, and could materially and adversely affect our business and operations.

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

On December 7, 2018 and February 19, 2020, the SEC and the PCAOB issued two joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement issued in 2020 reflects U.S. regulators’ expectations that U.S. audit firms will bring appropriate increased attention and resources to their internal and cross-network quality control processes. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NASDAQ Stock Market of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation will be enacted.

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

As of March 31, 2020, the following shareholders beneficially owned 36.3 million common shares:

●	Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, which beneficially owned 23.4 million common shares, or approximately 35.0% of our issued and outstanding common shares, and which is affiliated with Junichi Arai, one of our directors; and
●	Rick Yan, our chief executive officer and a director, who beneficially owned 12.9 million common shares, or approximately 19.2% of our issued and outstanding common shares.

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

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes or revisions by us to previously released operating and financial targets;
●	announcements by us or our competitors of new services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	changes in financial estimates or recommendations by securities analysts;
●	conditions in our industry, which is the market for online recruitment services and other human resource related services in China;
●	additions or departures of key personnel;
●	fluctuations of exchanges rates between the Renminbi and U.S. dollar;
●	approvals or revocations of operating licenses or permits in relation to our business;
●	pending or potential litigation or regulatory investigations; and
●	general economic or political conditions in China or elsewhere in the world.

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

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying common shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares represented by your ADSs in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw such underlying shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening either an annual general meeting or an extraordinary general meeting called to vote on matters requiring the approval by special resolution is 20 days. The minimum notice period for other extraordinary general meetings is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the underlying common shares represented by your ADSs are not voted as you requested.

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

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in China. The majority of our assets are located in China. In addition, many of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside the Cayman Islands and China on us or our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It may also be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands or in China in the event that you believe your rights as an ADS holder have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty, and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Moreover, our PRC legal counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (2020 Revision), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have published our results on a quarterly basis as press releases, distributed pursuant to NASDAQ Stock Market rules and regulations. Press releases relating to financial results and material events also have been furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We believe that we were not a passive foreign investment company, or a PFIC, for our taxable year ending on December 31, 2019. However, we believe there is a risk that we may become one in the future, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2019. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a risk that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually and our PFIC status for any particular year will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which may fluctuate considerably given that the global capital markets have been experiencing extreme volatility. Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

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

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates on taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. See “Item 10.E. Additional Information — Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

ITEM 4.        INFORMATION ON THE COMPANY

A.    History and Development of the Company

We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted company with limited liability in the Cayman Islands under the Cayman Islands Companies Law (2020 Revision). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands business company and the registered owner of our www.51job.com domain name, and other subsidiaries to become the holding company of our corporate group. As of December 31, 2019, we mainly operated our business through the following significant PRC subsidiaries and affiliated Chinese entities:

●	Qianjin Network Information Technology (Shanghai) Co., Ltd., or Tech JV, which is owned by 51net, Qian Cheng and Wuhan AdCo, and holds licenses which allow it to provide online advertising, human resource related and value-added telecommunications services;
●	Beijing Qian Cheng Si Jin Advertising Co., Ltd., or Qian Cheng, which is wholly owned by Run An, is our joint venture partner in Tech JV and has an equity interest in Shanghai Qianjin Advertising Co., Ltd., or AdCo;

●	Beijing Run An Information Consultancy Co., Ltd., or Run An, which is jointly owned by Jingwu Chen and Tao Wang, two senior executives of our company;
●	Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd., or WFOE, which is wholly owned by 51net Beijing, a Cayman Islands company wholly owned by 51job, Inc., and owns our trademarks and registered copyrights; and
●	Wuhan Mei Hao Qian Cheng Advertising Co., Ltd., or Wuhan AdCo, which is wholly owned by Qian Cheng and has an equity interest in Tech JV.

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

In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of 3.25% convertible senior notes due 2019. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes matured on April 15, 2019. All holders of the notes requested the conversion of the notes into our ADSs at a rate of 23.3952 ADSs per US$1,000 principal amount, which resulted in the issuance of 4,035,664 shares and a cash payment of approximately US$704 for the fractional shares.

In September 2008, we announced a share repurchase program, which provided authorization to purchase up to US$25 million worth of our outstanding ADSs. Under this program, from 2008 to 2011, we purchased 2,030,658 ADSs, through open-market transactions for an aggregate consideration of approximately US$11 million, including transaction fees. In June 2014, our shareholders approved an increase to the size of the share repurchase program from US$25 million to US$75 million. From 2014 to 2015, we purchased 1,698,243 ADSs, through open-market transactions for an aggregate consideration of approximately US$49 million, including transaction fees. We did not make any repurchase of our ADSs in the open market in 2016, 2017, 2018 and 2019.

In 2017, we acquired a 66% equity interest in Lagou Information Limited, or Lagou, which operates a recruitment website focused on technology and engineering talent in China, for RMB782.6 million and made several long-term, non-controlling investments totaling RMB97.3 million in companies that provide recruitment and human resource services. In 2018, we made several long-term investments totaling RMB156.8 million, which included companies that provide talent assessment, human resource consulting and business process outsourcing services as well as participation in investment funds that are focused on companies that primarily provide services in the education and training market in China. In 2019, we made several long-term investments totaling RMB876.6 million (US$125.9 million), which included companies that provide technology solutions, talent management, education and business process outsourcing services. We have utilized our existing cash resources for payments related to these acquisitions and investments in 2017, 2018 and 2019. In addition to organic growth, we expect to selectively pursue acquisitions and investments in businesses that complement our existing operations and further our strategic objectives in the future.

See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources” for a discussion of our capital expenditures.

Our principal executive offices are located at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86-21-6160-1888. Our agent for service of process in the United States is CCS Global Solutions, Inc., located at 530 Seventh Avenue, Suite 508, New York, New York 10018. Our principal website address is www.51job.com. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC using its EDGAR system.

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

In addition to online recruitment services, we also provide other complementary human resource related services, consisting primarily of business process outsourcing, campus recruitment, training, assessment and placement services. We aim to be a comprehensive, “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers through local offices in more than 30 cities in China and a national sales and customer service call center in Wuhan. Although we provide services to both employers and job seekers, we derive substantially all of our revenues from employers.

Our Products and Services

We provide a range of human resource services in the following categories:

●	online recruitment services; and
●	other human resource related services, such as business process outsourcing, campus recruitment, training, assessment and placement services.

We generate a significant majority of our revenues from our online recruitment services. Our online recruitment services business generated 65.0% of our revenues in 2017, 64.3% of our revenues in 2018 and 61.8% of our revenues in 2019. Other human resource related services generated 35.0% of our revenues in 2017, 35.7% of our revenues in 2018 and 38.2% of our revenues in 2019.

Online Recruitment Services

Our online recruitment services are delivered through several brands. Each website and its corresponding mobile application focuses on the needs of job seekers and employers in a designated labor market segment or demographic group in China.

www.51job.com. We established our flagship online recruitment website, www.51job.com, in 1999. Recruitment advertisements on 51job.com primarily target white-collar workers between the ages of 20 to 35 and cover many different job categories ranging from professional and middle management positions to entry-level and clerical jobs. We generally update the advertisements on 51job.com several times each hour, which provides job seekers with new opportunities constantly and allows employers to receive timely responses.

On the 51job.com platform, employers can:

●	post recruitment advertisements, search our job candidate database and download resumés;
●	manage, organize and streamline the recruitment process, such as to track applicant status, establish interview schedules, retain past job postings and maintain candidate folders;
●	place advertising banners, trademarks, logos, website hyperlinks and other forms of advertising to promote their corporate image;
●	utilize enhanced marketing tools, such as priority placement of their job postings in keyword search results and e-mail marketing campaigns to a targeted group of job seekers;
●	communicate with applicants through direct messages, online chat and video interview on our platform; and
●	verify job candidate details through an online background-checking report.

In addition, we offer website design as a value-added service to increase the corporate image of employers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients.

For job seekers, 51job.com has online tools which allow them to:

●	view all current recruitment advertisements and search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, company type, and salary level;
●	submit resumés directly to prospective employers to apply for a desired position;
●	organize job applications and track submission status;
●	obtain career development advice, salary benchmarking data and other job-related information;
●	receive updates and notifications on specific companies of their choice; and
●	receive recommendations of job opportunities matching the job seeker’s profile and preferences.

We believe that 51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that 51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 155 million user accounts established since the launch of this website in 1999 and approximately 142 million resumés posted online as of December 31, 2019. We believe that 51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

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

www.51jingying.com. The website www.51jingying.com, or Jingying, is a platform that connects recruiters with primarily passive job seekers who are usually currently employed, older, more experienced and highly skilled. We believe that Jingying addresses a segment of the labor market in China that has been traditionally served by a highly fragmented, offline community of local, small headhunting firms. Through Jingying, recruiters may post employment opportunities and search job candidate profiles. Conversely, job seekers can apply to these listings and access recruiter profiles that provide background details on industry of expertise, previous job placements and verification of professional credentials. Jingying’s complementary mobile application, called Maikexun, also enables users to digitally scan name cards, manage contacts and build their own professional networks.

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

www.51mdd.com. 51Miduoduo is our brand and platform that focuses on front line workers in the services sector. The job opportunities are mainly in the areas of sales, customer service, logistics and operations, which are popular in such industries as retail, food and beverage, health and beauty, transport and housing. Through the 51Miduduo mobile application, location-based job search helps to easily connect users with positions that are geographically suitable and convenient for them. We believe that 51Miduoduo expands our coverage in the labor market to address service jobs that usually have high turnover and flexible employment terms.

Mobile applications. For all of our online brands, we have mobile applications that enable job seekers to access their accounts through mobile devices and utilize most functions available on their respective websites. We believe that these mobile offerings help job seekers receive information anywhere and anytime, allowing them to more quickly apply to desired job positions and respond to employers when they do not have readily available access to a personal computer. We believe these mobile offerings increase job seeker engagement, provide important real-time benefits and enhance the job search experience for our users.

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

Training. We conduct training seminars in such areas as business management, leadership, sales and marketing, human resource, negotiation skills, financial planning and analysis, public administration, manufacturing, secretarial and other skills. We provide our seminars to the general public and on a customized, in-house basis for corporate clients. We license content and materials from third parties for some of the training courses we provide, and enter into arrangements with certain trainers and lecturers that meet our knowledge, expertise and experience requirements. In addition to classroom-style seminars, we provide outdoor-based training exercises and programs for corporate clients to promote personal development, team building and communication among their employees. Individuals can also access some of our training content, such as videos and podcasts, online. We believe that our training services build our brand awareness as a provider of comprehensive, integrated human resource services.

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

Other Services

We believe the market for business process outsourcing services is underpenetrated and at a relatively early stage of development in China. Our key competitors are typically service agencies affiliated with or sponsored by local government and human resources and social security bureaus. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The competition in the placement and executive search services market in China is largely fragmented.

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

Sales and Marketing

Our sales and marketing strategy is focused on promoting our brand names and further establishing our reputation as an integrated provider of high quality human resource services. We utilize various marketing channels to target these key groups:

●	job seekers;
●	employers with hiring and/or training needs;
●	executive recruiters and headhunting firms; and
●	human resource departments with actual or potential outsourcing needs.

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers and serving existing customers. As of December 31, 2019, we employed nearly 4,300 sales and account management representatives that identify and directly contact customers via the Internet, telephone and personal sales visits. We maintain local offices in more than 30 cities in China and have also established a national sales and customer service call center in Wuhan. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new products and services.

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

Cross-Marketing. We have established sponsorships and cross-marketing relationships between our platforms and a variety of partners. In addition, we believe that we benefit from recommendations and referrals by the large base of job seekers and employers who use our websites and mobile applications.

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

We have registered trademarks, including前程无忧, 前程, 51job.com, 无忧工作网and 网才, with the Trademark Office of the CNIPA in the PRC. In January 2010, 前程无忧 was designated a “Well-Known Trademark,” which is the highest recognition for consumer brands granted by the Trademark Office of the CNIPA.

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

There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable PRC laws and regulations.

Regulations on Foreign Investment

On January 1, 2020, the PRC Foreign Investment Law, or the FIL, and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the FIL, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors; (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC; (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors; and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the FIL, China has adopted a reformed system with respect to foreign investment administration, under which the Chinese government applies national treatment to foreign investors in terms of investment entry and the foreign investor needs to comply with the requirements as provided in the negative list for foreign investment. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investments in restricted industries. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Any foreign-invested enterprise established prior to the effectiveness of the FIL may maintain its original corporate forms for a period of five years after January 1, 2020.

The Implementation Regulations restate certain principles of the FIL and further provide that, among others, (i) if a foreign-invested enterprise established prior to the effective date of the FIL fails to adjust its legal form or governance structure to comply with the provisions of the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the FIL may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties.

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

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Foreign-Invested Enterprise as Human Resource Agencies (2003, as amended in 2005, 2015 and 2019, formerly known as the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies), or the Human Resource Regulations for Foreign Investment, jointly promulgated by the PRC Ministry of Human Resources and Social Security, or the MOHRSS, the MOFCOM and the SAIC. Before the revision of this regulation in 2019, the percentage of foreign ownership in the equity interest of a human resource services company cannot be less than 25% or more than 49%. This ownership limitation was increased to 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations, such as Pudong New District in Shanghai since June 2006, Zhongguancun National Innovation Demonstration Zone in Beijing since September 2014, Nanjing since December 2014, and Suzhou since April 2015. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers. From November 2018, the State Council and the MOHRSS issued some notices and regulations to pilot the establishment of wholly foreign owned human resource service agencies in certain locations in the PRC, such as the China (Shanghai) Pilot Free Trade Zone and Zhongguancun National Innovation Demonstration Zone in Beijing. Recently, the Human Resource Regulations for Foreign Investment revised and promulgated by the MOHRSS on December 31, 2019 no longer has limitations on the percentage of foreign ownership in the equity interest of a human resource services company, and foreign investors are now permitted to wholly own entities that provide human resource related services.

Value-Added Telecommunications Services and Internet Content Providers

In the PRC, an entity that coordinates with Internet service providers (such as telecommunications companies) to effect the online placement of content provided by either itself or third parties is defined as an “Internet content provider,” or ICP, and requires a special license. Internet content services, or ICP services, are classified as value-added telecommunications businesses.

The principal regulations governing foreign ownership in ICPs in China include:

●	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2016 Revision), effective on February 6, 2016;
●	Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2019), effective on July 30, 2019; and
●	Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2019 Version), effective on July 30, 2019.

Under these regulations, foreign investors, individually or in the aggregate, are prohibited from owning more than 50% of a PRC entity that provides value-added telecommunications services (except for a few businesses such as e-commerce, Internet app store, domestic multi-party communications services, store and forward services, and call center services), which includes ICP services.

According to the Opinion on Further Opening Value-Added Telecommunications Services to Foreigners in China (Shanghai) Pilot Free Trade Zone, foreign ownership in certain value-added telecommunications service providers (such as ICPs providing app store services) may exceed 50% in China (Shanghai) Pilot Free Trade Zone; however, service providers providing online advertising and human resource services are not included.

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

General Regulation of Our Businesses

Advertising

The SAMR is responsible for regulating advertising activities in the PRC. The principal regulations governing advertising (including online advertising) in China include:

●	Advertising Law (Amended in 2018);
●	Interim Measures for the Administration of Online Advertising (2016);
●	Administration of Advertising Regulations (1987); and
●	Provisions on the Administration of Advertisement Publishing Registration (2016).

All enterprises, except for broadcast stations, television stations, newspapers and periodical publication entities, are no longer required to apply for the registration of advertisement publishing although they are required to apply for inclusion of “advertising services” in their business licenses.

Human Resource Services

Human resource services firms in China are mainly regulated by the MOHRSS. The principal regulations applicable to human resource services firms are the Regulations on Administration of Human Resource Markets (2001, as amended in 2005, 2015 and 2019), or the Human Resource Markets Regulations, jointly promulgated by the MOHRSS and the SAIC, and the Human Resource Regulations for Foreign Investment. Under the Human Resource Markets Regulations and the Human Resource Regulations for Foreign Investment, any entity providing human resource services in China, whether it is a PRC entity or foreign-invested entity, must obtain a human resource services license from the local administration of human resources and social security at the county level and above.

On May 2, 2018, the State Council promulgated the Provisional Regulations on Human Resource Markets, or Provisional Regulations, which came into effect on October 1, 2018. The Provisional Regulations stipulate different requirements based on the specific businesses engaged in by commercial human resource service organizations: those engaging in employment agency activities shall obtain the human resource services license; those engaging in the collection and dissemination of human resource supply and demand information, the employment and entrepreneurship guidance, human resource management consulting, human resource evaluation, human resource training, and those undertaking outsourcing contracts of human resource services only need to complete filing formalities. The Provisional Regulations made substantial changes to the employment agency licensing system set up by the Human Resource Markets Regulations.

Value-Added Telecommunications Services

The delivery of content on our online platforms is subject to PRC laws and regulations applicable to telecommunications and Internet service providers. We are also within the regulatory jurisdiction of various governmental bodies, including the MIIT and the SAMR. The principal regulations applicable to the telecommunications industry and Internet include:

●	Telecommunications Regulations (2016 Revision);
●	The Administrative Measures for Telecommunications Business Operating Licenses (2017); and
●	The Internet Information Services Administrative Measures (2011 Revision).

Under these regulations, ICP services are classified as value-added telecommunications businesses, and a commercial operator of such services must obtain an ICP license from the appropriate telecommunications authorities.

Online Commerce

The SAIC promulgated the Administrative Measure for Online Trading on January 26, 2014, which applies to all online commerce businesses in general and requires all online commerce operators to register with the SAIC or its local offices.

Under the PRC Electronic Commerce Law, which became effective on January 1, 2019, e-commerce operators are required to abide by the relevant provisions of the PRC Advertising Law when transmitting advertisements to the consumer. With regard to products or services displayed in the order of keyword auction or keyword bidding, a clear mark “AD” must be affixed to the search results containing such products or services.

On October 31, 2019, the Notice on Launching Special Action to Implement the Responsibility of E-commerce Platform was promulgated by the SAMR and became effective immediately, according to which, the SAMR will strictly examine the e-commerce platform operators regarding their performance of information publicity obligation, protection of intellectual property rights and consumers’ rights, performance of supervision assistance obligation, among others.

There are no PRC laws that have national applicability to online commerce specifically relating to human resource services. However, local authorities may impose requirements on online business activities conducted within its jurisdiction, such as registration or filing requirements.

Mobile Applications

The CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, in June 2016, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile Internet application refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile Internet app providers refer to the owners or operators of mobile Internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the Internet.

Under the Mobile Application Administrative Provisions, an Internet app provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An Internet app provider must not enable functions that can collect a user’s geographical location information, access the user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. In respect of an Internet app store service provider, the Mobile Application Administrative Provisions require that, among others, it must file a record with the local authority within 30 days after it rolls out the Internet app store service online. It must also examine the authenticity, security and legality of Internet app providers on its platform, establish a system to monitor app providers’ credit and file a record of such information with relevant government authorities. If an app provider violates the regulations, the Internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant government authorities.

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

On March 15, 2019, the SAMR and the CAC jointly promulgated the Announcement on the Implementation of App Security Certification, or the Implementation Announcement, according to which, the China Cyber Security Review Technology and Certification Center shall be responsible for the app security certification work, and app operators are encouraged to undergo such security certification voluntarily; search engines, app stores, among others, are encouraged to clearly mark and give priority to recommend the apps which have been certified. As an attachment to the Implementation Announcement, the Implementation Rules of App Security Certification stipulated specific certification procedures, post-certification supervision and management of app security certification.

On November 28, 2019, the CAC, the MIIT and the SAMR jointly promulgated the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, effective immediately, which provides several specific standards and examples to identify the illegal collection and use of personal information by apps, including non-disclosure of collection and use rules, failing to expressly state the purpose, method and scope of collecting and using personal information, and collecting or using personal information without the consent of users.

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

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Under the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and is required to perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers is required to be in writing. Furthermore, the company that accepts the dispatched workers must bear joint and several liability for any violation of the PRC Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. The MOHRSS promulgated the Interim Provisions on Labor Dispatch, effective March 1, 2014, which clarified the use of the labor dispatch employment model, required revisions to the content in labor dispatch contracts and instituted a 10% maximum limit of dispatched workers to total workforce for companies in China while providing a two-year transition period for compliance.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts and under some other circumstances. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract except where such employee makes certain serious faults. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued in December 2007 and effective as of January 2008 and its implementation measures, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal salaries for each waived vacation day.

On December 29, 2007, the Standing Committee of the National People’s Congress promulgated the PRC Labor Dispute Mediation and Arbitration Law, according to which, when a labor dispute arises and the parties are unwilling to have a consultation, or the consultation fails, or the settlement agreement reached is not performed, they may apply to a mediation institution for mediation. Where the parties are unwilling to have mediation, or the mediation fails, or the mediation agreement reached is not performed, they may apply to a labor dispute arbitration commission for arbitration. Unless otherwise restricted, where parties in disputes are dissatisfied with the arbitration, they may bring the case to court.

The PRC Employment Promotion Law, which became effective on January 1, 2008 and was further amended on April 24, 2015, requires that individuals have equal employment opportunities, both in hiring and in employment terms, without discrimination on the basis of ethnicity, race, gender, religious belief, communicable disease or domicile. Under this law, enterprises are also required to provide employees with vocational training.

Under the Regulations on Work-Related Injury Insurance effective in 2004 and amended in 2010, and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulations on Work-Related Injury Insurance that became effective on January 1, 2011. The amendments expand the scope of work-related injury to include the injury of employees caused by traffic accidents en route to or from the office not primarily attributable to the employees. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and revised in 2019, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

On October 28, 2010, the National People’s Congress promulgated the PRC Social Insurance Law, which became effective in 2011 and was amended in 2018. The PRC Social Insurance Law specified that the PRC establish a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer is required to pay the social insurance for its employees in accordance with the rates provided under relevant regulations and to withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

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

Registered trademarks are protected under the PRC Trademark Law adopted in 1982 and revised in 2001, 2013 and 2019. Trademarks can be registered with the Trademark Office of the CNIPA for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the CNIPA for the record, and the failure to complete such filings may cause the trademark license agreements to be unenforceable against bona fide third parties.

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

Regulations Relating to Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the CAC, MIIT, the News Office of the State Council, the PRC Ministry of Culture and Tourism and the PRC State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the National Radio and Television Administration, or the NRTA). In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. ICPs must monitor and control the information posted on their websites, and Internet information service providers that provide Internet information services with public opinion attributes or social mobilization capacity must conduct security assessment on their own and be responsible for the assessment results. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines, shut down the websites and revoke any relevant business operation licenses.

In addition, at the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others: (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare an annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others: (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe on a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

Regulations Relating to Internet Privacy and Information Security

The PRC Constitution provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit ICPs from collecting and using personal information of their users, such collection and use is subject to the users’ prior consent. Also, the relevant government authorities have enacted legislation on the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the Regulations on Internet Information Service, Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, ICPs that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service, or their licenses may be revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services effective in March 2012, without the consent of users, Internet information service providers may not collect personal information of users or provide such information to others. Where the Internet information service providers obtain the consent of users, it must clearly inform users of the methods, contents and purposes for collecting and processing the personal information of users, and it may not collect the information unnecessary for providing services nor use the personal information of users for purposes other than providing services.

Under the Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks effective in December 2012, Internet service providers and other enterprises and institutions must, when gathering and using electronic personal information of citizens in business activities, adhere to the principles of legality and rationality to necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and may not collect and use information in violation of laws, regulations or the agreement between both sides. Internet service providers and other enterprises and institutions must, when gathering and using electronic personal information of citizens, publish their collection and use rules.

Under the Provisions on Protecting the Personal Information of Telecommunications and Internet Users effective in September 2013, telecommunications service operators and Internet information service providers must formulate the rules for collection and use of users’ personal information and publish such rules in their business or service premises or on their websites. Without the consent of users, no telecommunications service operator or Internet information service provider may collect and use users’ personal information. When collecting and using users’ personal information, telecommunications service operators and Internet information service providers must clearly inform users of the purpose, manner and scope for collection and use of information, the channels for inquiry and correction of information, the consequences from refusal to provide information and other relevant matters. Telecommunications service operators and Internet information service providers may not collect users’ personal information other than that necessary for providing services, or use information for purposes other than the provision of services, and they may not collect and use information by fraud, misleading, coercion or any other means or in violation of laws, administrative regulations or agreements between both sides.

Under the Provisions on the Administration of Account Names of Internet Users effective in March 2015, Internet information service providers must protect the users’ information and privacy of citizens and conduct identity verification of individuals before account registration. Under the Provisions on the Administration of Communications Short Message Services effective in June 2015, short message service providers and short message content providers may not send commercial short messages to users without the users’ consent or request, or must stop sending such short messages to users when the latter clearly present their refusal after their consent.

Under the PRC Advertising Law, the amendment of which became effective in September 2015, without the consent or request of the recipient, no entity or individual may send advertisements to the recipient’s residence or vehicle, among others, or send advertisements in the form of electronic information. Where an advertisement is sent in the form of electronic information, the sender’s true identity and contact information must be explicitly indicated, and the sender must provide the recipient with a method for the recipient to discontinue receiving such advertisements. Under the PRC Counter-Terrorism Law, which became effective in January 2016 and was amended in 2018, Internet service providers are required to conduct identity verification of individuals.

Under the PRC Cyber Security Law, which became effective on June 1, 2017, Internet product and service providers must explicitly notify their users and obtain their consent for collection and use of personal information. If any user’s personal information is involved, the provider must also comply with the provisions of relevant laws and administrative regulations on the protection of personal information. Personal information and important data collected and produced by critical information infrastructure operators during their operations within the territory of China must be stored within China. However, the PRC Cyber Security Law does not provide a detailed standard to classify “critical information infrastructure operators.”

On January 25, 2019, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps, or the Announcement, was promulgated jointly by the CAC, the MIIT, the MPS and the SAMR and became effective immediately. Under this Announcement, app operators must strictly fulfill their obligations regulated in the PRC Cyber Security Law when collecting and using personal information. The relevant authorities will evaluate the privacy policies of and collection and use of personal information by the apps with a large number of users and those closely related to people’s lives, and strengthen the regulation and punishment of the illegal collection and use of personal information. For the implementation of this Announcement, the relevant authorities have established the App Special Crackdown Working Group, or App Working Group. The App Working Group promulgated the Self-Assessment Guidelines for Apps Regarding the Illegal Collection of Personal Information on March 1, 2019, which provide nine self-assessment guidelines and standards for the collection and use of personal information by app operators from three aspects: (i) privacy policy text; (ii) behavior in the collection and use of personal information; and (iii) app operator’s obligation to protect users’ rights. On November 28, 2019, the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps was jointly promulgated by the CAC, the MIIT and the SAMR and became effective immediately, under which, non-disclosure of collection and use rules, failing to expressly state the purpose, method and scope of collecting and using personal information, and collecting or using personal information without the consent of users are clearly stipulated as illegal collection and use of personal information.

On April 10, 2019, the MPS and the Beijing Network Industry Association jointly promulgated the Guidelines for Internet Personal Information Security Protection, which regulates the personal information protection obligations of personal information holders in terms of management mechanisms, technical measures and business processes. Such guidelines include specialized departments or personnel must be appointed to be responsible for the formulation of security management systems, the consent and authorization from the personal information subject must be obtained, and the personal information unrelated to the services provided must not be collected.

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

However, the PRC government retains the power and authority to order ICPs to turn over personal information of Internet users if the users post any prohibited content or engage in illegal activities on the Internet.

Regulations Relating to Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions require any Internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features, such as digital works that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game must obtain approval from the SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign owned enterprises cannot engage in providing web publishing services.

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

Regulations Relating to Internet News Information Service

The CAC issued the Provisions for the Administration of Internet News Information Services, or the Internet News Regulation, which became effective on June 1, 2017 and replaced the original provisions promulgated in 2005.

Internet news information services must include service of collecting, editing and publishing Internet news information, service of reposting and service of providing propagation platform. Under the Internet News Regulation, Internet news service providers must also include entities that are not established by the press but reproduce Internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The CAC is in charge of the supervision and administration of the Internet news information services throughout China.

If we release information that may be deemed by authorities as Internet news, we may be required to obtain an Internet news information service license. We do not believe that we are required to obtain an Internet news releasing license because the news posted on our websites and mobile applications are related to the recruitment and human resource services industries which are not political in nature. However, if any of the Internet news posted on our websites and mobile applications is deemed by the government to be political in nature, related to macroeconomics, or otherwise requires such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Regulation or other relevant Internet news releasing regulations, the PRC regulatory authorities may suspend our information release activities and impose a fine. In serious cases, the PRC regulatory authorities may even suspend the Internet service or Internet access.

Regulations Relating to Broadcasting Audio/Video Programs through the Internet

In July 2004, the State Administration of Radio, Film and Television, or the SARFT (currently known as the NRTA), promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-Visual Program Services which took effect on June 1, 2016. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet audio/video program transmission license” is required.

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

The SAFE promulgated the Notice of the SAFE on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises, or Circular 19, on June 1, 2015, which superseded Circular 142. Under Circular 19, foreign-invested enterprises are allowed to settle 100% of their capital in foreign currencies in Renminbi on a discretionary basis. The Renminbi obtained by foreign-invested enterprises from the discretionary settlement of their capital in foreign currencies must be managed under the accounts for foreign exchange settlement pending payment, and foreign-invested enterprises must make various payments from such account for the following scope of use: expenditure within the business scope; payment for domestic equity investment and Renminbi deposits; transfers to the special centralized fund management account and the account for foreign exchange settlement pending payment under the same name; repayment of the Renminbi loans that have been fully used; repayment of external debts directly or by foreign exchange purchase and payment; external payment of funds to foreign investors due to capital reduction or divestment directly or by foreign exchange purchase and payment; external payment of current account expenditure directly or by foreign exchange purchase and payment; and other capital account expenditure registered by the relevant foreign exchange bureau (bank) or approved by the relevant foreign exchange bureau. Foreign-invested enterprises may not use their capital and the Renminbi obtained from foreign exchange settlement for any of the following purposes: direct or indirect use for expenditure beyond its business scope or expenditure prohibited by PRC laws and regulations; directly or indirect use for investment in securities, unless otherwise prescribed by laws and regulations; directly or indirect use for granting entrusted loans (unless permitted under its business scope), repaying inter-company loans (including third party advances) and repaying Renminbi bank loans that have been transferred to a third party; or use for the expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Circular 19 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

The SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016. Under Circular 16, onshore enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) may all settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. The banks must, in handling each transaction of foreign exchange settlement for an onshore enterprise according to the principle of payment-based foreign exchange settlement, review the authenticity and compliance of the use by the domestic institution of the foreign exchange funds settled in the previous transaction (including voluntary settlement and payment-based settlement). The earnings and expenditures of the account for foreign exchange settlement pending payment are limited to certain scope. The use of foreign exchange earnings under capital account must be within the enterprise’s business scope and in a truthful manner for proprietary purposes.

The SAFE promulgated the Notice of the SAFE on Further Promoting the Facilitation of Cross-Border Trade and Investment, or Circular 28, on October 23, 2019, which cancelled the restrictions and allowed non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (negative list) for foreign investment and the project invested in China is authentic and compliant. According to Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded. Under Circular 28, eligible enterprises in pilot regions are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

Under Circular 75 issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person (such as a PRC citizen or a foreign citizen who resides primarily in China), must register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an overseas special purpose vehicle, or engages in overseas financing after contributing assets or equity interests to an overseas special purpose vehicle, such PRC resident must register his or her interest in the overseas special purpose vehicle and the change thereof with the local SAFE branch; and (iii) when the overseas special purpose vehicle undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident must, within 30 days of the occurrence of such event, register such change with the local SAFE branch. PRC residents who are shareholders of overseas special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

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

On February 15, 2012, the SAFE promulgated the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas-listed company must appoint the PRC subsidiary of the overseas-listed company or a domestic qualified agent to make the registration of the stock incentive plan with the SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by the SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas-listed company must include the limited liability company, partnership and the representative office directly or indirectly established by such overseas-listed company in China and the domestic employees must include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for no less than one year.

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises be subject to the approval of the SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan be filed with the SAFE within three months following the occurrence of the material amendments. The domestic agent must also make a quarterly update to the SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, the SAFE may require the remedy and even impose administrative penalties that the SAFE deems appropriate.

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

Regulations Relating to Dividend Distribution

Before the FIL became effective, the principal regulations governing distribution of dividends paid by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

●	Wholly Foreign Owned Enterprise Law (1986), as amended;
●	Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;
●	Sino-Foreign Equity Joint Venture Enterprise Law (1979), as amended;
●	Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and
●	PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017, 2018 and 2019.

Under these previous regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in the PRC are required to set aside certain amounts out of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

After the FIL and its implementation regulations became effective, the trio of prior laws regulating foreign investment in China were repealed simultaneously, and the principal regulations governing distribution of dividends paid by foreign-invested enterprises include:

●	PRC Foreign Investment Law, or the FIL (2020);
●	Implementation Regulations for the PRC Foreign Investment Law, or the Implementation Regulations (2020);
●	PRC Company Law (1993), amended in 1999, 2004, 2005, 2013, and 2018;
●	PRC Partnership Enterprise Law (1997), amended in 2006; and
●	PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017, 2018, and 2019.

Under the current laws and regulations, foreign-invested enterprises are required to set aside 10% of their after-tax profits according to PRC accounting standards and regulations to fund the statutory reserve funds until the cumulative amount of the statutory reserve funds exceed 50% of their registered capital. Such statutory reserve funds are not distributable as cash dividends.

Under the current laws and regulations, the dividend distribution among shareholders of a foreign-invested enterprise is no longer required to be made in accordance with their capital contribution. Instead, the dividend distribution method can be otherwise agreed upon by all the shareholders. Regardless of the above, the dividend distribution method agreed in the existing contract among the equity joint venture or cooperative joint venture parties may remain effective, at the choice of such parties, and the foreign-invested enterprise may continue to make their dividend distribution in accordance with such existing contracts.

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

Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, among others, as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law.

Complying with these requirements could affect our ability to expand our business. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions in China.”

Regulations Relating to Taxation

For a discussion of applicable PRC tax regulations, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results —Taxation — PRC.”

C.    Organizational Structure

The following chart illustrates our corporate structure, including our principal operating subsidiaries and consolidated affiliated entities as of the date of this annual report.

51job, Inc.
(Cayman Islands)
66%
100%
100%
100%
Lagou Information Limited ("Lagou") (1)
(Cayman Islands)
51net HR(2)
(Cayman Islands)
51net Beijing
(Cayman Islands)
51net.com Inc.
("51net")(3)
(British Virgin Islands)
Outside PRC
Inside PRC
100%
50%
Qian Cheng Wu You Netwprk Information Technology (Beijing) Co., Ltd. ("WFOE")
Qianjin Network Information Technology (Shanghai) Co., Ltd.
("Tech JV")(4)
Shareholders
Jingwu Chen (50%)
Tao Wang (50%)
100%
Beijing Run An Information Consultancy Co., Ltd.
("Run An")(2)(5)
100%
Beijing Qian Cheng Si Jin Advertising Co., Ltd.
("Qian Cheng")
1%
100%
Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.
("Wuhan AdCo")(6)
49%
Equity interest
Contractual arrangements

(1)	Acquired in December 2017. Includes Lagou Information HongKong Limited, a wholly owned Hong Kong subsidiary, which is the shareholder of Beijing Lagou Science and Technology Co, Ltd., a PRC wholly foreign owned enterprise.
(2)	Includes Shanghai Wang Ju Human Resource Consulting Co., Ltd., incorporated in the PRC, which conducts human resource services and is 70% owned by 51net HR and 30% owned by Run An.
(3)	In addition, 51net directly or indirectly wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd.; and Wuhan Wang Cai Information Technology Co., Ltd.
(4)	Includes three PRC subsidiaries of Tech JV: Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Yishu Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; and Beijing Zhiding Youyuan Management Consulting Co., Ltd., a 60% owned subsidiary which conducts human resource services. In addition, Tech JV owns three PRC subsidiaries which have no current operations: Qianjin Human Resource Services (Guangzhou) Co., Ltd., a wholly owned subsidiary; Shanghai Qianjin Advertising Co., Ltd., or AdCo, an 80% owned subsidiary; and Shanghai Wang Cai Advertising Co., Ltd., a subsidiary jointly owned by Tech JV and AdCo.

(5)	Includes Beijing Lagou Network Technology Co., Ltd., a 60% owned PRC subsidiary which conducts online recruitment services. In addition, Run An directly and indirectly wholly owns three PRC subsidiaries which have no current operations: Ningbo Yijian Network Science and Technology Co., Ltd.; Shenzhen City Huiyuan Cultural Industry Communication Co., Ltd.; and Wanyi (Shanghai) Internet Information Service Co., Ltd.
(6)	Includes Qianjin Zhong Cheng Technology (Wuhan) Co., Ltd., a wholly owned PRC subsidiary which conducts online operations.

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

We have been advised by Jun He Law Offices, our PRC legal counsel, that:

●	our current ownership structure is in compliance with existing PRC laws and regulations;
●	the agreements among our subsidiaries, affiliated entities and their respective shareholders are valid and binding, and are enforceable under, and will not result in any violation of, existing PRC laws or regulations, with exception to the trademark license agreement, which may not be enforceable against bona fide third parties until registration with the relevant trademark administration authorities; and
●	except as otherwise disclosed herein, our current business operations as described in this annual report are not in violation of existing PRC laws, rules and regulations in all material aspects.

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

We intend to continue to evaluate from time to time the PRC regulatory environment with respect to the foreign ownership of value-added communications services and plan to continue to streamline our ownership structure and operations as and when permitted by PRC laws and regulations.

D.    Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 18,840 square meters across two locations in Wuhan. We also maintain a large sales office in downtown Shanghai comprising of three floors in an office building, totaling approximately 4,845 square meters. In addition, we lease space for our network of sales offices and service locations in more than 30 cities across China, including Beijing, Chengdu, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen and Wuhan. As of the date of this annual report, we have leases for office space totaling approximately 45,500 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In March 2018, we completed the acquisition of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB57.4 million and was funded from our existing cash resources.

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

A.    Operating Results

Overview

We believe that we are a leading nationwide provider of integrated human resource services in China. We provide online recruitment services and other complementary human resource related services, consisting primarily of business process outsourcing, campus recruitment, training, assessment and placement services. We aim to be a “one-stop” solution to human resource departments by providing recruitment and other human resource related services to employers.

For the year ended December 31, 2019, our online recruitment services generated approximately 62% of our revenues with the remaining 38% from our other human resource related services.

Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

●	Growth of the Chinese Economy and Demand for Human Resource Services in China. China’s rapid economic growth has served as an important catalyst for the development of the human resource services industry. In addition, the proliferation of new enterprises has led to increased market liberalization and competition. As a result, companies in China are increasingly recognizing the need for improved recruitment and talent management processes, which has driven the demand for human resource services.

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

For example, impacted by the global economic and financial market crisis in 2008 and 2009, the Chinese economy experienced a slowdown in economic activity, and we experienced a period of negative or lower revenue growth rates, decrease in customer spending and contraction in operating margins. Since 2015, the growth rate of China’s gross domestic product has been below 7% and was 6.1% in 2019, the slowest pace since 1990. Recently, there has been an outbreak of COVID-19 in China, which has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China starting in early 2020. The outbreak has spread rapidly to many parts of the world, and the World Health Organization declared COVID-19 to be a pandemic in March 2020. We expect our net revenues and net income in the first quarter of 2020 to decrease year over year, and there is no guarantee that our net revenues or net income will grow or remain at the similar level year over year in the next three quarters of 2020.

●	Changes in the Composition of the Chinese Labor Market. As the Chinese economy grows, we believe that China is developing a large skilled and educated labor force. This growing skilled and educated work force is a key segment targeted by employers who use our human resource services as they seek to attract and retain talent to build a competitive advantage. In addition, China’s large labor force is increasingly migrating toward urban centers due to continuing economic development and employer demand. As a result, major metropolitan areas have become the foundation for the growing human resource services industry in China. For this reason, we have established sales offices and service locations in more than 30 cities across China and cover over 150 additional geographies through a national sales and customer service call center. We believe these changes in the composition of the Chinese labor market toward a larger, better skilled and urbanized work force will increase the number of job seekers and employers who utilize our human resource services.
●	Seasonality in the Human Resource Services Market. The human resource services industry is characterized by seasonal fluctuations. Accordingly, these fluctuations, particularly in the seasonal peak recruitment periods following the Chinese New Year holiday in the first quarter and the National Day holiday in October, may cause our results to vary from quarter to quarter. During seasonal peak periods, demand for online recruitment and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first quarter results and their comparability to financial results of the same quarter in prior years. We have usually observed seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment activity at calendar year end.
●	Increasing Acceptance of New Recruitment Channels and Human Resource Services. While we have experienced growth in our online recruitment services, the use of advertising services to recruit employees has a limited history in China. In addition, we believe that the concept and use of business process outsourcing, training and assessment services is relatively new in China. Therefore, our ability to successfully increase employer acceptance and adoption of our services materially affects our results of operations.
●	Growing Use of the Internet as a Platform for Providing Human Resource Services. Our results of operations from our online recruitment services in particular will depend upon the continuing increase in Internet penetration and use. According to the CNNIC, the number of Internet users in China has increased from approximately 79 million in 2003 to approximately 829 million in 2018, ranking China as the largest market of Internet users in the world. We believe that further development of China’s technology infrastructure, more diversified means of Internet access, and expanding ownership of personal computers, mobile phones and other devices with Internet capabilities will connect an increasingly larger group of job seekers and employers across a wider geographical area as well as facilitate the use of online platforms for the delivery of human resource services.

Revenues

A significant majority of our revenues come from employers who purchase our online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, campus recruitment, training, assessment and placement services.

The following table sets forth the revenues from our principal lines of business as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
Revenues:
Online recruitment services	65.0%	64.3%	61.8%
Other human resource related revenues	35.0	35.7	38.2
Net revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2017	2018	2019
	compared to	compared to	compared to
	2016	2017	2018
Online recruitment services	21.0%	29.9%	1.6%
Other human resource related revenues	22.3%	33.7%	13.2%

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

We believe the growth and development of our online recruitment services has benefitted from the greater acceptance of the Internet as a recruitment medium in China as well as our effectiveness in increasing our engagement with employers to utilize these services. For the future, we expect the growth of our online recruitment services revenues will be primarily driven by increasing average revenue per unique employer through our up-selling efforts and potential price adjustments. As customers become increasingly familiar with our online platforms and we build customer loyalty, we aim to upgrade them to higher priced products, to sell them a package of multiple online recruitment services, and/or extend the length of their membership period, all of which increase our average revenue per unique employer. In addition, another component of our growth strategy is to selectively acquire new employers to our customer base, which may require us to deploy greater resources in sales and marketing activities. Our ability to attract new employers, retain existing customers and increase average revenue per unique employer may be adversely affected by, among other things, economic growth and policies in China, market demand for online recruitment services, difficulties we may encounter in developing or launching higher priced services and price competition in the online recruitment services market in China.

We define a unique employer as a customer that purchases our online recruitment services during a specified period. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. We make adjustments for multiple purchases by the same customer within a city to avoid double counting. Each employer is assigned a unique identification number in our management information system. Affiliates and branches of a given employer may, under certain circumstances, be counted as separate unique employers. Our calculation of the number of unique employers is subject to misidentification and other forms of error, including errors in judgment as to appropriate adjustments to be made to the data. We cannot assure you that our methodology, employer identification, calculations and analyses are accurate, or that they yield results that are comparable between periods or give a correct approximation of actual numbers of customers. The estimated number of unique employers using our online recruitment services does not include employers utilizing Lagou.com, which we acquired in December 2017. We define average revenue per unique employer as online recruitment services revenues divided by the number of unique employers for the specified period.

The following table sets forth the estimated number of unique employers who used our online recruitment services and average revenue per unique employer for the periods indicated. In line with our strategic priority to focus more attention on higher potential employers and moderate new user additions, combined with our decision to terminate coverage of certain customer accounts in 2018 as well as weak macroeconomic conditions in 2019 that resulted in business inactivity and closures especially among smaller-sized companies, we saw a decrease in the estimated number of unique employers who used our online recruitment services during the years ended December 31, 2018 and 2019. However, despite this decline in unique employers, our online recruitment revenues grew in 2018 and 2019 due to our successful efforts to increase spending among active customers and led to higher average revenue per unique employer.

	For the year ended December 31,
	2017	2018	2019
Estimated unique employers using online recruitment services	519,257	485,008	422,458
Average revenue per unique employer (in RMB)	3,605	5,014	5,850

We generally require that all advertising fees be paid in advance of posting an advertisement on our platforms, although we may offer credit terms to select clients on a case-by-case basis.

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our campus recruitment services, we charge employers fees for preparing a customized campus recruitment strategic plan, promoting their image to students and schools, and handling on-campus logistics, event management and administrative tasks. For our training services, we receive participant fees for attending our seminars and workshops in-person and to access our various training materials and programs online. For our professional assessment tools and tests, we charge a subscription fee based on the number of individuals evaluated or tests taken as well as the type of tests administered on behalf of employers. For engaging our placement and executive search services, we receive fees for identifying prospective candidates, conducting interviews and completing new hires on behalf of employers. In addition, we also charge enterprises for purchasing our studies and reports on compensation and other human resource topics and for participating in our industry conferences and events. We expect to continue to expand and develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our online recruitment services over time.

The growth of our other human resource related services will be dependent on our ability to successfully develop, introduce and increase usage of these types of products and services. In addition, changes in government regulations and enforcement policies in China, as well as changes in the behavior and attitude of employers regarding compliance to tax and labor laws, talent development and human resource management, may affect the growth of our other human resource related services.

We believe the increase in our other human resource related revenues has been primarily driven by our ongoing sales and marketing efforts to promote customer understanding, acceptance and adoption of these products and services, particularly our business process outsourcing and training services. We expect that as we continue to expand the scale and scope of these services and meet growing market demand, revenues generated from these services may increase as a percentage of our overall revenues in the future.

Costs

We operate and manage our various businesses as a single segment. In addition, we share operating costs and management resources amongst these businesses. As a result, we do not account for our results of operations on a geographical or other basis, and we are unable to allocate costs among our various businesses.

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
Cost of services	(27.6)%	(28.6)%	(30.6)%
Total operating expenses	(42.2)%	(41.0)%	(39.3)%

Our cost of services as a percentage of our net revenues is affected by our ability to achieve economies of scale and operating efficiencies. We believe that as we grow our operations and infrastructure, we can increase up-selling and cross-selling opportunities with customers across multiple markets and services, thereby allowing us to achieve economies of scale as we may be able to realize a higher level of revenues relative to our direct costs. In addition, the expansion of our online recruitment services business requires limited additional fixed costs.

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

Cost of Services

Our cost of services primarily consists of salary and employee compensation, subcontracting expenses, venue rental, decoration and other event planning costs related to providing our campus recruitment services, costs related to training materials and contracted instructors, and data storage and bandwidth costs. The majority of our employee compensation and other service costs are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. While we expect that our cost of services in absolute amount will increase as we expand our business operations, we aim to lower this cost as a percentage of net revenues over time through greater economies of scale and scope as well as improved efficiency and productivity. However, cost of services as a percentage of net revenues increased in 2018 due to higher employee compensation expenses and additional spending related to the development of new services. In 2019, the percentage increased primarily as greater employee costs outpaced slower revenue growth in a period of heightened economic uncertainty and reduced market demand for our services in China.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
Operating expenses:
Sales and marketing	(31.9)%	(31.7)%	(29.7)%
General and administrative	(10.3)	(9.3)	(9.6)
Total operating expenses	(42.2)%	(41.0)%	(39.3)%

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

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought to or produced before a court in the Cayman Islands.

British Virgin Islands

51net, our subsidiary incorporated in the British Virgin Islands, or BVI, is a business company subject to the provisions of the BVI Business Companies Act 2004 (as amended). Under current BVI laws, 51net is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by 51net to persons who are not persons resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI. In addition, there are currently no withholding taxes or exchange control regulations in the BVI applicable to 51net.

Hong Kong

51net is registered in Hong Kong as a non-Hong Kong company and is subject to Hong Kong profits tax at a rate of 16.5% on its assessable profit.

PRC

Enterprise Income Tax. In March 2007, the National People’s Congress enacted the EIT Law (as amended in February 2017 and December 2018, respectively), which applies a uniform 25% EIT rate to both foreign-invested enterprises and domestic enterprises effective from January 1, 2008. In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. In 2018, its preferential tax status was renewed and is valid through 2020. We cannot assure you that Tech JV will continue to qualify as a HNTE when it is subject to reevaluation in the future.

The amount of income tax payable by our PRC subsidiaries and affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the EIT rate applicable to, each of the subsidiaries and affiliated entities, and our effective tax rate depends in part on the extent of each of our subsidiaries’ and affiliated entities’ relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and may recognize losses from foreign currency translation and from the change in fair values of financial instruments, which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the EIT rate in our history, including in 2017 and 2019.

Withholding Tax. Under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2019, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

Tax Residence. Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — We may be deemed a PRC resident enterprise under the EIT Law, which could subject us to PRC taxation on our global income and may have a material adverse effect on our results of operations.”

Value-Added Tax. Our net revenues reflect the impact of value-added tax, or VAT, which are levied on revenues generated from services we provide in China. Generally, our PRC subsidiaries and affiliated entities are subject to VAT rates of 5% or 6%, and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the PRC subsidiaries and affiliated entities on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as taxes payable until it is paid to the tax authorities.

Government Surcharges. Our PRC subsidiaries and affiliated entities are also subject to certain government surcharges, including cultural business construction fee, urban maintenance and construction tax, and education surcharge, on the VAT payable in the PRC. Beginning January 1, 2019, the presentation of government surcharges has been included in cost of services. The amounts of government surcharges for the years ended December 31, 2017 and 2018 have been reclassified to conform with the current year's presentation. This reclassification had no effect on the reported results in our consolidated statements of operations and comprehensive income.

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

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount. We classify all deferred tax assets and liabilities as non-current items on our consolidated balance sheet.

We had deferred tax assets, net of valuation allowance, of RMB12.9 million, RMB15.0 million and RMB22.1 million (US$3.2 million) as of December 31, 2017, 2018 and 2019, respectively. We had deferred tax liabilities of RMB121.3 million, RMB210.8 million and RMB214.3 million (US$30.8 million) as of December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2017, 2018 and 2019, we recognized aggregate valuation allowances of RMB39.6 million, RMB43.9 million and RMB49.8 million (US$7.2 million), respectively. The increase from 2017 to 2019 was related to the acquisition of Lagou, which has incurred operating losses and has tax loss carryforwards. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under Accounting Standards Codification, or ASC, 740-10-25 “Income Taxes – Overall – Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2017, 2018 and 2019, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

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

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation – Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB86.0 million in 2017, RMB105.0 million in 2018 and RMB126.1 million (US$18.1 million) in 2019 in connection with the grant of options to our employees, executives and directors.

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

Long-Term Investments

Our long-term investments include equity securities with readily determinable fair values, equity securities without readily determinable fair values, equity method investments and available-for-sale debt securities. Equity securities with readily determinable fair values are measured at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive income. Equity securities without readily determinable fair values, and for which we do not control or exercise significant influence, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. For investees over which we do have the ability to exercise significant influence, but do not have a controlling interest, we account for these investments under the equity method. Under the equity method, we initially record investments at cost and subsequently recognize proportionate share of each equity investee’s change in fair value in the consolidated statements of operations and comprehensive income and accordingly adjust the carrying amount of the investment. Available-for-sale debt securities are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. We also evaluate equity method investments and available-for-sale debt securities for other-than-temporary impairment. No other-than-temporary impairment charge for our long-term investments was incurred in the years ended December 31, 2017 and 2018. For the year ended December 31, 2019, we recognized an impairment loss of RMB98.3 million (US$14.1 million) associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition.

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

Impairment of Long-Lived Assets Other Than Goodwill

We assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2017, 2018 and 2019. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge and the related depreciation and amortization charges.

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

We had no goodwill impairment for the years ended December 31, 2017, 2018 and 2019.

Business Combinations

U.S. GAAP requires that all business combinations be accounted for under the purchase method. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB86.3 million, RMB173.8 million and RMB202.4 million (US$29.1 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We cannot assure you if or when we will receive such government subsidies in the future. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Our business has benefitted from financial incentives granted by local governments.”

Recent Accounting Pronouncements

See Note 2(y) to our consolidated financial statements included elsewhere in this annual report for discussion on recent accounting pronouncements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues:
Online recruitment services	1,871,700	65.0	2,431,898	64.3	2,471,179	61.8
Other human resource related revenues	1,009,515	35.0	1,350,048	35.7	1,528,846	38.2
Net revenues	2,881,215	100.0	3,781,946	100.0	4,000,025	100.0
Cost of services(1)	(796,063)	(27.6)	(1,081,011)	(28.6)	(1,221,935)	(30.6)
Gross profit	2,085,152	72.4	2,700,935	71.4	2,778,090	69.4
Operating expenses(1):
Sales and marketing	(917,784)	(31.9)	(1,197,178)	(31.7)	(1,188,233)	(29.7)
General and administrative	(296,608)	(10.3)	(353,557)	(9.3)	(384,072)	(9.6)
Total operating expenses	(1,214,392)	(42.2)	(1,550,735)	(41.0)	(1,572,305)	(39.3)
Income from operations	870,760	30.2	1,150,200	30.4	1,205,785	30.1
Gain (Loss) from foreign currency translation	3,630	0.1	(112,353)	(2.9)	67,881	1.7
Interest and investment income, net	77,009	2.7	113,673	3.0	175,584	4.4
Change in fair value of equity securities investment	—	—	—	—	(42,410)	(1.0)
Change in fair value of convertible senior notes	(496,175)	(17.2)	99,079	2.6	(752,073)	(18.8)
Impairment of long-term investments	—	—	—	—	(98,277)	(2.5)
Gain from sale of long-term investments	—	—	61,070	1.6	—	—
Other income, net	87,032	3.0	175,206	4.6	205,602	5.1
Income before income tax expense	542,256	18.8	1,486,875	39.3	762,092	19.0
Income tax expense	(169,493)	(5.9)	(242,434)	(6.4)	(235,890)	(5.9)
Net income	372,763	12.9	1,244,441	32.9	526,202	13.1
Net loss (income) attributable to non-controlling interests	(874)	0.0	7,878	0.2	6,116	0.2
Net income attributable to 51job, Inc.	371,889	12.9	1,252,319	33.1	532,318	13.3
(1)	Share-based compensation:

Included in cost of services	(14,029)	(0.5)	(16,316)	(0.4)	(20,189)	(0.5)
Included in operating expenses:
Sales and marketing	(12,060)	(0.4)	(14,026)	(0.4)	(17,356)	(0.4)
General and administrative	(59,879)	(2.1)	(74,623)	(2.0)	(88,604)	(2.2)

2019 Compared to 2018

Net Revenues. Our net revenues increased 5.8% to RMB4,000.0 million (US$574.6 million) in 2019 from RMB3,781.9 million in 2018. We derived our net revenues from:

●	Online Recruitment Services. Our online recruitment services revenues increased 1.6% to RMB2,471.2 million (US$355.0 million) in 2019 from RMB2,431.9 million in 2018. The growth was driven by an increase in the average revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing our online recruitment services. Our average revenue per unique employer increased 16.7% primarily due to greater purchases of higher-priced or multiple online services by larger-sized customer accounts. However, as a result of weak macroeconomic conditions in China that affected recruitment market demand and caused business inactivity or closures especially among smaller-sized companies, as well as our strategic decision to moderate new user additions, the estimated number of unique employers using our online recruitment services decreased 12.9% to 422,458 in 2019 from 485,008 in 2018.
●	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 13.2% to RMB1,528.8 million (US$219.6 million) in 2019 from RMB1,350.0 million in 2018. This growth was primarily due to increased customer acceptance and adoption of our business process outsourcing, training, assessment and campus recruitment services.

Cost of Services. Our cost of services increased 13.0% to RMB1,221.9 million (US$175.5 million) in 2019 from RMB1,081.0 million in 2018. This increase was primarily due to higher employee compensation expense, staff additions and greater offline costs related to conducting campus recruitment events. Our cost of services in 2019 also included share-based compensation expense of RMB20.2 million (US$2.9 million) compared with RMB16.3 million in 2018.

Gross Profit. As a result of the above factors, our gross profit increased 2.9% to RMB2,778.1 million (US$399.0 million) in 2019 from RMB2,700.9 million in 2018. Our gross profit margin, which is our gross profit as a percentage of net revenues, was 69.4% in 2019 compared with 71.4% in 2018.

Operating Expenses. Our total operating expenses increased 1.4% to RMB1,572.3 million (US$225.8 million) in 2019 from RMB1,550.7 million in 2018. The increase in our operating expenses was mainly due to higher general and administrative expenses, which was partially offset by lower sales and marketing expenses. Our operating expenses consisted of:

●	Sales and Marketing Expenses. Our sales and marketing expenses decreased 0.7% to RMB1,188.2 million (US$170.7 million) in 2019 from RMB1,197.2 million in 2018. This decrease was primarily due to lower performance-based employee bonuses, selling costs and advertising expenses, which was mostly offset by higher salaries and share-based compensation expenses. Our advertising and promotion expenses decreased 1.6% to RMB202.0 million (US$29.0 million) in 2019 from RMB205.3 million in 2018. Our sales and marketing expenses in 2019 included share-based compensation expense of RMB17.4 million (US$2.5 million) compared with RMB14.0 million in 2018.
●	General and Administrative Expenses. Our general and administrative expenses increased 8.6% to RMB384.1 million (US$55.2 million) in 2019 from RMB353.6 million in 2018. This increase was mainly due to a larger provision for doubtful accounts associated with business growth and the balance of account receivables, and higher share-based compensation expenses. Our general and administrative expenses in 2019 included share-based compensation expense of RMB88.6 million (US$12.7 million) compared with RMB74.6 million in 2018.

Income from Operations. As a result of the above factors, our income from operations increased 4.8% to RMB1,205.8 million (US$173.2 million) in 2019 from RMB1,150.2 million in 2018. Our operating margin, which is our income from operations as a percentage of net revenues, was 30.1% in 2019 compared with 30.4% in 2018.

Gain (Loss) from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB67.9 million (US$9.8 million) in 2019 compared with a loss of RMB112.4 million in 2018. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2019, we realized a gain of RMB38.1 million (US$5.5 million) on our U.S. dollar-denominated convertible senior notes issued in 2014 and a gain of RMB29.8 million (US$4.3 million) on our U.S. dollar cash deposits. For more information about China’s foreign exchange policy, see “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income increased 54.5% to RMB175.6 million (US$25.2 million) in 2019 from RMB113.7 million in 2018. The increase was mainly due to a higher balance and income earned on our interest bearing bank deposits, as well as lower interest expense associated with our U.S. dollar-denominated convertible senior notes of RMB11.0 million (US$1.6 million) in 2019 compared with RMB37.2 million in 2018 due to changes in the exchange rate of the Renminbi against the U.S. dollar and the maturity of the notes in April 2019.

Change in Fair Value of Equity Securities Investment. We recorded a mark-to-market loss of RMB42.4 million (US$6.1 million) in 2019 associated with a change in fair value of our equity securities investment in Huali University Group Limited, which completed an initial public offering in November 2019 on the Hong Kong Stock Exchange.

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB752.1 million (US$108.0 million) in 2019 compared with a gain of RMB99.1 million in 2018, which was associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Impairment of Long-Term Investments. In 2019, we recognized an impairment loss of RMB98.3 million (US$14.1 million) associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition.

Other Income, Net. Other income increased 17.3% to RMB205.6 million (US$29.5 million) in 2019 compared to RMB175.2 million in 2018 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB202.4 million (US$29.1 million) in 2019 compared with RMB173.8 million in 2018.

Income Tax Expense. Our income tax expense decreased 2.7% to RMB235.9 million (US$33.9 million) in 2019 compared with RMB242.4 million in 2018. Our effective tax rate increased to 31.0% in 2019 compared with 16.3% in 2018 primarily due to non-tax deductible items, such as the change in the fair value of convertible senior notes, comprising a larger portion of the income before income tax expense in 2019.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income decreased 57.5% to RMB532.3 million (US$76.5 million) in 2019 from RMB1,252.3 million in 2018.

2018 Compared to 2017

Net Revenues. Our net revenues increased 31.3% to RMB3,781.9 million in 2018 from RMB2,881.2 million in 2017. This increase was driven by growth in revenues from our online recruitment services and other human resource related services. We derived our total revenues from:

●	Online Recruitment Services. Our online recruitment services revenues increased 29.9% to RMB2,431.9 million in 2018 from RMB1,871.7 million in 2017. The growth was driven by an increase in the average revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing our online recruitment services. Our average revenue per unique employer increased 39.1% primarily due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online services as well as price increases for select like-for-like products when compared with 2017. In line with our strategic priority to focus more attention on higher potential employers, moderate new user additions and terminate coverage of certain customer accounts in 2018, we estimate that the number of unique employers decreased 6.6% to 485,008 in 2018 from 519,257 in 2017.
●	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 33.7% to RMB1,350.0 million in 2018 from RMB1,009.5 million in 2017. This growth was primarily due to increased customer usage of our business process outsourcing, campus recruitment, training, assessment and placement services.

Cost of Services. Our cost of services increased 35.8% to RMB1,081.0 million in 2018 from RMB796.1 million in 2017. This increase was primarily due to higher employee compensation, more headcount and additional expenses related to the launch and rollout of new services. Our cost of services in 2018 also included share-based compensation expense of RMB16.3 million compared with RMB14.0 million in 2017.

Gross Profit. As a result of the above factors, our gross profit increased 29.5% to RMB2,700.9 million in 2018 from RMB2,085.2 million in 2017. Our gross profit margin was 71.4% in 2018 compared with 72.4% in 2017.

Operating Expenses. Our total operating expenses increased 27.7% to RMB1,550.7 million in 2018 from RMB1,214.4 million in 2017. The increase in our operating expenses was mainly due to greater sales and marketing expenses as well as higher general and administrative expenses. Our operating expenses consisted of:

●	Sales and Marketing Expenses. Our sales and marketing expenses increased 30.4% to RMB1,197.2 million in 2018 from RMB917.8 million in 2017. This increase was primarily due to higher employee salaries, commissions and bonuses, the net addition of approximately 270 salespeople and greater spending on brand advertising, marketing activities and events commemorating our 20th anniversary in operations. Our advertising and promotion expenses increased 57.5% to RMB205.3 million in 2018 from RMB130.4 million in 2017. Our sales and marketing expenses in 2018 included share-based compensation expense of RMB14.0 million compared with RMB12.1 million in 2017.
●	General and Administrative Expenses. Our general and administrative expenses increased 19.2% to RMB353.6 million in 2018 from RMB296.6 million in 2017. This increase was mainly due to higher employee compensation and office expenses. Our general and administrative expenses in 2018 included share-based compensation expense of RMB74.6 million compared with RMB59.9 million in 2017.

Income from Operations. As a result of the above factors, our income from operations increased 32.1% to RMB1,150.2 million in 2018 from RMB870.8 million in 2017. Our operating margin was 30.4% in 2018 compared with 30.2% in 2017.

Gain (Loss) from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB112.4 million in 2018 compared with a gain of RMB3.6 million in 2017. Due to the change in exchange rate between the Renminbi and the U.S. dollar in 2018, we realized a loss of RMB156.3 million on our U.S. dollar-denominated convertible senior notes issued in 2014, which was partially offset by a gain of RMB43.9 million on our U.S. dollar cash deposits.

Interest and Investment Income, Net. Our interest and investment income increased 47.6% to RMB113.7 million in 2018 from RMB77.0 million in 2017. The increase was mainly due to a higher balance and income earned on our interest bearing bank deposits, which was partially offset by interest expense associated with our U.S. dollar-denominated convertible senior notes of RMB37.2 million in 2018 compared with RMB37.8 million in 2017 due to changes in the exchange rate of the Renminbi against the U.S. dollar in 2018.

Change in Fair Value of Convertible Senior Notes. We recorded a gain of RMB99.1 million in 2018 compared with a loss of RMB496.2 million in 2017, which was associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Gain from Sale of Long-Term Investments. We recorded a gain of RMB61.1 million in 2018 related to the sale of available-for-sale debt securities.

Other Income, Net. Other income increased 101.3% to RMB175.2 million in 2018 compared to RMB87.0 million in 2017 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB173.8 million in 2018 compared with RMB86.3 million in 2017.

Income Tax Expense. Our income tax expense increased 43.0% to RMB242.4 million in 2018 compared with RMB169.5 million in 2017. Our effective tax rate decreased to 16.3% in 2018 compared with 31.3% in 2017 primarily due to non-tax deductible items, such as the change in the fair value of convertible senior notes, comprising a smaller portion of the income before income tax expense in 2018.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income increased 236.7% to RMB1,252.3 million in 2018 from RMB371.9 million in 2017.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. The year-over-year percent changes in the consumer price index for March 2018, 2019 and 2020 were an increase of 2.1%, 2.3% and 4.3%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.    Liquidity and Capital Resources

Liquidity

Our liquidity from 2017 to 2019 has been principally affected by net cash generated from operating activities, our purchases of businesses, investments, property and equipment, the repurchase of our ADSs and the exercise of stock options.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,441,563	1,792,942	1,761,773	253,065
Net cash used in investing activities	(1,434,256)	(2,280,197)	(1,678,532)	(241,105)
Net cash provided by financing activities	424,415	145,121	281,376	40,417
Effect of foreign exchange rate changes on cash and restricted cash	(60,460)	23,530	22,335	3,205
Net increase (decrease) in cash and restricted cash	371,262	(318,604)	386,952	55,582
Cash and restricted cash, beginning of year	1,921,463	2,292,725	1,974,121	283,565
Cash and restricted cash, end of year	2,292,725	1,974,121	2,361,073	339,147

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2019 was RMB1,761.8 million (US$253.1 million) compared with RMB1,792.9 million in 2018. The decrease was primarily due to weak macroeconomic conditions that slowed demand for our services and growth in our revenues in 2019. Although there was an increase in net income, as adjusted for a net add-back of RMB1,102.3 million (US$158.3 million) in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, gain from foreign currency translation, change in fair value of equity securities investment, change in fair value of convertible senior notes, impairment of long-term investments, gain from sale of long-term investments and deferred tax income, this was offset by a decrease in the net change in operating assets and liabilities in 2019 compared with 2018. The decrease in net cash provided by operating activities was mainly affected by an increase in prepayments and other current assets of RMB72.1 million (US$10.4 million), primarily due to an increase in receivables related to net proceeds from share options exercised and interest income receivable; an increase in accounts receivable of RMB59.2 million (US$8.5 million); a decrease in lease liabilities of RMB42.8 million (US$6.1 million); and a decrease in advance from customers of RMB17.8 million (US$2.6 million), primarily due to sales decline of our online recruitment services in the second half of 2019 which usually requires payment at the time of purchase.

Our net cash provided by operating activities in 2018 was RMB1,792.9 million compared with RMB1,441.6 million in 2017. The increase was principally driven by significant growth in our revenues and net income, as adjusted for a net add-back of RMB179.7 million in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, loss from foreign currency translation, change in fair value of convertible senior notes, gain from sale of long-term investments and deferred tax expense; an increase in other payables and accruals of RMB275.9 million, primarily due to an increase in receipts from our customers that will be remitted to third parties; and an increase in advance from customers of RMB188.3 million, primarily due to sales growth of our online recruitment services which usually requires payment at the time of purchase. The increase in net cash provided by operating activities in 2018 was partially offset by an increase in accounts receivable of RMB54.9 million; an increase in prepayments and other current assets of RMB46.7 million, primarily due to an increase in interest income receivable and payments we made on behalf of our customers to be reimbursed to us; and an increase of taxes payable of RMB45.5 million.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB1,678.5 million (US$241.1 million) in 2019 compared with RMB2,280.2 million in 2018. The decrease was primarily due to fewer purchases of short-term investments, property and intangible assets, which was partially offset by an increase in long-term investments in the amount of RMB876.6 million (US$125.9 million) in 2019.

Our net cash used in investing activities was RMB2,280.2 million in 2018 compared with RMB1,434.3 million in 2017. The increase was primarily due to greater purchases of short-term and long-term investments, property and intangible assets, which was partially offset by less activity in acquisitions and cash received from the sale of available-for-sale debt securities in 2018.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB281.4 million (US$40.4 million) in 2019, which principally consisted of proceeds from the exercise of stock options, compared with RMB145.1 million in 2018.

Our net cash provided by financing activities was RMB145.1 million in 2018, which principally consisted of proceeds from the exercise of stock options, compared with RMB424.4 million in 2017.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2019, we had RMB10,006.8 million (US$1,437.4 million) in cash, restricted cash and short-term investments held substantially in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year, and investment products issued by financial institutions with a variable interest rate indexed to the performance of underlying assets.

In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of 3.25% convertible senior notes due 2019. In connection with the notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options were intended to facilitate privately negotiated transactions by which investors in the notes were able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes. The notes matured on April 15, 2019. All holders of the notes requested the conversion of the notes into our ADSs at a rate of 23.3952 ADSs per US$1,000 principal amount, which resulted in the issuance of 4,035,664 shares and a cash payment of approximately US$704 for the fractional shares in 2019. The settlement of the call options over the term of the notes resulted in the retirement of 1,462,204 common shares between 2014 and 2019. As of December 31, 2019, we had no debt outstanding.

Our operations are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund statutory reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to transfer to us its equity interests in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC legal counsel’s advice as to their enforceability, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

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

Our capital expenditures totaled RMB25.6 million, RMB170.7 million and RMB34.5 million (US$4.9 million) in 2017, 2018 and 2019, respectively. These capital expenditures were primarily for the purchases of computers, servers, office equipment, furnishings, software and licenses as well as the purchases of office space from time to time. In 2018, we paid RMB57.4 million for 1,615 square meters of office space in Shanghai to accommodate our growing business operations, and the purchase was funded from our existing cash resources. In 2018, we also entered into an agreement to acquire the intangible assets, including an online audio/video program transmission license, of an online training services company in China for RMB89.8 million. The purchase was funded from our existing cash resources, and a remaining balance of RMB7.4 million (US$1.1 million) was paid in 2019. As of December 31, 2019, our primary capital commitment was RMB3.3 million (US$0.5 million) in connection with capital expenditures for office furnishings.

C.    Research and Development, Patents and Licenses, Etc.

We employ a staff of over 900 website designers and software developers to design, update and create our websites, mobile applications and proprietary software. We intend to continue to upgrade our proprietary management systems, search engine methodology and information technology as we grow our business operations and keep up with evolving user needs and behavior. For more information on our technology operations, see “Item 4.B. Information on the Company — Business Overview — Technology.”

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, other than the zero-strike call options which were fully settled in 2019, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	107,705	46,746	48,662	12,297	—
Purchase obligations	41,815	25,740	10,901	5,174	—
Total	149,520	72,486	59,563	17,471	—

Our operating lease obligations consist largely of property lease agreements for office premises. See notes 2(o) and 9 to our consolidated financial statements included elsewhere in this annual report for further discussion of ASC 842 “Leases,” which we adopted on January 1, 2019.

Our purchase obligations consist primarily of agreements for property management services for our office premises, for advertising services from media companies, for hosting and network services for our online operations and to purchase office furnishings.

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

See “Forward-Looking Statements.”

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The names of our directors and senior management, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	53	Chairman of the board and independent director
Rick Yan	57	Director, chief executive officer, president and secretary
Junichi Arai	54	Non-executive director
Lilan Cheng(1) (2)	55	Independent director
Eric He(1) (3)	60	Independent director
Kathleen Chien	50	Chief operating officer and acting chief financial officer
Jingwu Chen	52	Senior vice president
Tao Wang	57	Vice president
(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.

There are no family relationships among any of the directors or senior management of our company.

Biographical Information

David K. Chao is the chairman of the board of directors of our company. Mr. Chao is an independent director who has been a member of our board since 2000. Mr. Chao is a co-founder and general partner of DCM, an early stage technology venture capital firm that manages over US$4 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a publicly traded provider of mobile data and voice communications services in Japan. Prior to that, he also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) from Brown University and his Master of Business Administration degree from Stanford University.

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

Lilan Cheng is a director of our company. Mr. Cheng has been an independent director of our company since March 2013. Mr. Cheng is the chief operating officer of E-House (China) Holdings Limited, or E-House, a real estate services company in China, since 2012 and served as its chief financial officer from 2006 to 2012. Mr. Cheng has been an executive director of E-House (China) Enterprise Holdings Limited, a real estate transaction services provider in China that is listed on the Hong Kong Stock Exchange and an affiliate of E-House, since March 2018. In addition, Mr. Cheng has been the acting chief financial officer of Leju Holdings Limited, a leading online-to-offline real estate services provider in China that is listed on the New York Stock Exchange and an affiliate of E-House, since June 2017. From 2005 to 2006, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in China. From 1997 to 2002, Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director of LAIX Inc., an artificial intelligence company for English language training in China that is listed on the New York Stock Exchange, and Yunji Inc., a leading membership-based social e-commerce platform in China that is listed on the NASDAQ Stock Market. Mr. Cheng received his Bachelor degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

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

B.    Compensation

Compensation of Directors and Senior Management

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2019, the aggregate cash compensation to our non-executive directors as a group was approximately US$78,500.

For the year ended December 31, 2019, the aggregate cash compensation to our senior management as a group was approximately RMB18.3 million (US$2.6 million). We granted options to acquire an aggregate of 458,400 common shares to our senior management in 2019. See “- Stock-Based Compensation Plans” below.

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

Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion without consent of the plan participant, take any of the following actions:

●	accelerate the vesting, in whole or in part of any award;
●	purchase any award for an amount of cash or common shares of our company equal to the value that could have been attained upon the exercise of the award or the realization of the plan participant’s rights had such award been currently exercisable or payable or fully vested; or
●	provide for the assumption, conversion or replacement of any award by the successor corporation, or a parent or subsidiary of the successor corporation, with other rights or property selected by the plan administrator in its sole discretion, or the assumption or substitution of the award by the successor or surviving corporation, or a parent or subsidiary of the surviving or successor corporation, with such appropriate adjustments as to the number and kind of common shares and prices as the plan administrator deems, in its sole discretion, reasonable, equitable and appropriate.

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

	Common shares
	underlying	Exercise
	options granted	price	Grant date	Expiration date
		US$
Granted in 2017
Rick Yan	180,000	56.68	August 21, 2017	August 20, 2023
Kathleen Chien	180,000	56.68	August 21, 2017	August 20, 2023
Jingwu Chen	72,000	56.68	August 21, 2017	August 20, 2023
Junichi Arai	60,000	56.68	August 21, 2017	August 20, 2023
Lilan Cheng	60,000	56.68	August 21, 2017	August 20, 2023
Tao Wang	48,000	56.68	August 21, 2017	August 20, 2023
Other employees and individuals	679,872	56.68	August 21, 2017	August 20, 2023
	1,279,872
Granted in 2018
Rick Yan	180,000	73.67	August 28, 2018	August 27, 2024
Kathleen Chien	180,000	73.67	August 28, 2018	August 27, 2024
Jingwu Chen	72,000	73.67	August 28, 2018	August 27, 2024
Eric He	60,000	73.67	August 28, 2018	August 27, 2024
Tao Wang	50,400	73.67	August 28, 2018	August 27, 2024
Other employees and individuals	71,520	69.71	January 31, 2018	January 30, 2024
Other employees and individuals	706,752	73.67	August 28, 2018	August 27, 2024
	1,320,672
Granted in 2019
Rick Yan	168,000	69.45	September 25, 2019	September 24, 2025
Kathleen Chien	168,000	69.45	September 25, 2019	September 24, 2025
Jingwu Chen	72,000	69.45	September 25, 2019	September 24, 2025
Tao Wang	50,400	69.45	September 25, 2019	September 24, 2025
Other employees and individuals	74,400	69.61	February 22, 2019	February 21, 2025
Other employees and individuals	636,928	69.45	September 25, 2019	September 24, 2025
	1,169,728

C.    Board Practices

Where a director was appointed by the directors to either fill a casual vacancy or as an addition to the existing directors, such directors will hold office until the next annual general meeting of shareholders and shall then be eligible for re-election at that meeting. In addition, we may by ordinary resolution appoint any person to be a director, remove any director and appoint another person in his stead. The office of a director shall be vacated if (i) he gives notice in writing that he resigns the office of director, (ii) all the directors (other than the one to be removed) pass a resolution or sign a notice effecting the removal of such one director from his office as such, (iii) he is prohibited from being a director under any applicable law, rules or regulations and the NASDAQ Stock Market rules, (iv) he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (v) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or (vi) if he is found to be or becomes of unsound mind. We have no specific policy with respect to director attendance at our board meetings, committee meetings or annual general meetings of shareholders.

Board Committees

To enhance our corporate governance, we have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

The members of our audit committee are David K. Chao, who acts as the chairman of our audit committee, Lilan Cheng and Eric He. Our board of directors has determined that all members of our audit committee are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

Our audit committee is responsible for, among other things:

●	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);
●	ensuring that it receives from our independent auditor a formal written statement attesting to the auditor’s independence and describing all relationships between the auditor and us;
●	pre-approving any audit and non-audit services, including tax services, to be provided by our independent auditor in accordance with NASDAQ Stock Market rules;
●	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;
●	reviewing with our independent auditor all critical accounting policies and practices to be used by us in preparing our financial statements, all alternative treatments of financial information within U.S. GAAP, and other material communications between our independent auditor and management;
●	reviewing our policies with respect to risk assessment and risk management;
●	reviewing, with management and counsel, any legal matters that may have a material impact on us and any material reports or inquiries from regulatory or governmental agencies; and
●	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law.

Compensation Committee

The current members of our compensation committee are Lilan Cheng, who acts as the chairman of the committee, and David K. Chao. Our board of directors has determined that all members of our compensation committee are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act.

Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

Our compensation committee is responsible for, among other things:

●	approving and overseeing the total compensation package for our executives;
●	reviewing and making recommendations to the board with respect to the compensation of our directors;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

●	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers;
●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, and administering these plans;
●	reviewing and administering our stock-based compensation plans in accordance with the terms thereof;
●	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executives; and
●	selecting peer groups of companies to be used for purposes of determining competitive compensation packages.

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

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	reviewing the continued board membership of a director upon a significant change in such director’s principal occupation;
●	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the nominating and corporate governance committee itself;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;
●	establishing criteria and processes for, and leading the board and each committee of the board in, its annual performance self-evaluation;
●	reviewing and approving policies and procedures with respect to proposed transactions between us and our related parties, and approving in advance all such related-party transactions; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.    Employees

We had 7,637 employees, 8,391 employees and 8,650 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2019.

Sales and account management	4,278
Customer service and production	2,321
Technology and online operations	967
Training and search consultants	380
Marketing	150
General and administrative	554
Total	8,650	*

*     Includes 470 temporary, part-time and contract employees.

The increase in 2018 included approximately 480 employees from our acquisition of Lagou.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2020, unless otherwise stated:

●	by each of our directors and members of senior management; and
●	each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 66,902,685 common shares outstanding as of March 31, 2020 and the number of common shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2020. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and senior management:
Rick Yan(1)	12,937,539	19.2
Kathleen Chien	1,993,258	3.0
David K. Chao(2)	*	*
Tao Wang	*	*
Jingwu Chen	*	*
Junichi Arai(3)	*	*
Eric He	*	*
Lilan Cheng	*	*
All directors and senior management as a group	15,597,420	22.8
Principal shareholders:
Recruit Holdings Co., Ltd.(4)	23,443,981	35.0
RY Holdings Inc.(5)	12,386,504	18.5
Massachusetts Financial Services Company(6)	3,583,680	5.4

*    Less than 1% of our total outstanding common shares.

(1)	Includes a total of 12,386,504 common shares and common shares in the form of ADSs held by RY Holdings Inc., a British Virgin Islands company wholly owned by Rick Yan.
(2)	The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(3)	The address of Junichi Arai is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.
(4)	Includes a total of 23,443,981 common shares and common shares held in the form of ADSs held by Recruit Holdings Co., Ltd. The address of Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.
(5)	RY Holdings Inc., a company incorporated in the British Virgin Islands, is wholly owned by Rick Yan. The registered address of RY Holdings Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	Represents 3,583,680 common shares in the form of ADSs held by Massachusetts Financial Services Company. The information regarding beneficial ownership is as of December 31, 2019, based on the information contained in the Schedule 13G filed by Massachusetts Financial Services Company on February 14, 2020. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

To our knowledge, as of March 31, 2020, 32,497,458 common shares were held by six record holders with addresses in the United States, representing approximately 49% of our common shares outstanding. Of this total, 30,825,776 common shares (excluding 8,617,055 common shares that we have reserved for issuance upon exercise of our outstanding options) were held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

A.    Major Shareholders

See “Item 6.E. Directors, Senior Management and Employees — Share ownership.”

B.    Related Party Transactions

Contractual Arrangements Among Our Group Entities

The PRC government regulates foreign ownership of Internet content provision businesses and historically regulated the foreign ownership of advertising and human resource related services businesses. As a result, relationships and economic arrangements among our subsidiaries, affiliated entities and their respective shareholders are governed by a series of agreements. The material agreements which govern the relationships and economic arrangements among our group entities are described in greater detail below.

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2017, 2018 and 2019. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007, and supplemented and amended as of September 4, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2017, 2018 and 2019. The technical and consulting service agreement is valid to September 11, 2027 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2019, there were outstanding options to purchase an aggregate of 5,262,951 common shares in our company. For a description of our share option plans and these option grants, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Related Party Transactions with Recruit

We have entered into royalty agreements with Recruit Management Solutions Co., Ltd., or RMS, and Recruit Career Co., Ltd., or RCC, which are wholly owned subsidiaries of Recruit, for the use of training and online assessment materials. RMS took over the human resource assessment solutions business, by means of absorption-type split, from RCC on April 1, 2018 due to business reorganization. The royalty fees charged by RMS were RMB270,000, RMB285,000 and RMB345,000 (US$49,600) during the years ended December 31, 2017, 2018 and 2019, respectively. The royalty fees charged by RCC were RMB20,000, RMB14,000 and nil during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the royalty payables due to RMS were RMB83,000 and RMB78,000 (US$11,200), respectively.

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

B.    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2020 Revision) or any other law of the Cayman Islands.

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

A quorum required for a meeting of shareholders shall be at least one shareholder present in person or by proxy, or (in the case of a shareholder being a corporation) by a corporate representative holding not less than one-third of the issued and outstanding voting shares in the capital of our company. Shareholder meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten percent in par value of our voting share capital. Advance notice of at least 14 days is required for the convening of any of our extraordinary shareholder meetings. Advance notice of at least 20 days is required for the convening of our annual shareholder meetings or an extraordinary shareholder meeting calling for the passing of a special resolution.

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

Our board directors may decline to register any transfer of any share which is not fully paid or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of share;
●	the instrument of transfer is properly stamped (in circumstances where stamping is required);
●	in the case of a transfer to joint holders, the number of joint holders to which any share is to be transferred does not exceed four;
●	the shares concerned are free of any lien in favor of our company; and
●	a fee of such maximum sum as our board of directors may from time to time determine to be payable paid to us in respect thereof.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase the share capital by such sum as the resolutions shall prescribe and with such rights, priorities and privileges annexed thereto, as our company in general meeting may determine;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	by subdivision of our existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount that is fixed by our amended and restated memorandum and articles of association or into shares without par value; or
●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

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

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of redeemable preferred shares and to determine, with respect to any series of redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Except where noted, this summary deals only with ADSs and common shares that are held as capital assets by U.S. Holders. This summary does not describe all of the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including:

●	dealers in securities or currencies;
●	regulated investment companies;
●	certain financial institutions;
●	real estate investment trusts;
●	insurance companies;

●	U.S. expatriates;
●	tax-exempt organizations;
●	persons holding ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
●	traders in securities that have elected the mark-to-market method of accounting;
●	persons liable for alternative minimum tax;
●	partnerships or other pass-through entities for U.S. federal income tax purposes;
●	persons who own or are deemed to own 10% or more of our shares (by vote or value);
●	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement; or
●	persons whose “functional currency” is not the U.S. dollar.

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

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or common shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or
●	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Distributions on ADSs or Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes, if any) will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under U.S. federal income tax law. Subject to certain limitations, dividends paid to certain non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

●	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program; and
●	a foreign corporation if its shares with respect to which a dividend is paid or its ADSs backed by such shares are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a passive foreign investment company, or a PFIC, in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (i) we are not a PFIC and (ii) the ADSs are listed on the NASDAQ Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In addition, subject to the following sentence, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits and are not a PFIC, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. Non-corporate U.S. Holders that do not meet at minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period requirement has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

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

Passive Foreign Investment Company Rules

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2019. However, due to the volatility of the market price of our common shares, as represented by our ADSs, we believe there is a risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the character of our income and assets and the value of our assets at such time. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, our PFIC status may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2019 and any taxable year thereafter. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, the U.S. Holder will be subject to special tax rules discussed below.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. As of December 31, 2019, we had cash, restricted cash and short-term investments totaling RMB10,006.8 million (US$1,437.4 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year, and investment products issued by financial institutions with a variable interest rate indexed to the performance of underlying assets.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB17.8 million (US$2.6 million) in interest income from the assumed average cash, restricted cash and short-term investments balance in 2019.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2019, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

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

Based on the amount of our cash, restricted cash and short-term investments denominated in U.S. dollars as of December 31, 2019, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB53.4 million (US$7.7 million) in our cash, restricted cash and short-term investments.

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

The following additional charges will be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs, in each case, on the books of the depositary;
●	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
●	a fee of US$0.02 per ADS (or portion thereof) per year to cover such expenses as are incurred by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and is payable in the manner described in the next succeeding provision);
●	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
●	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

In 2019, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$496,000, net of U.S. withholding tax, for our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

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

Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has concluded that Messrs. David K. Chao, Lilan Cheng and Eric He, the three independent directors of our company, each meet the criteria of “audit committee financial expert” as established by the SEC. See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the category specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2018	2019	2019
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	5,612	5,828	837
(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings.

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

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2015, we purchased 898,950 ADSs through open-market transactions for an aggregate consideration of approximately US$24 million, including transaction fees. We did not make any repurchase of ADSs in the open market in 2017, 2018 and 2019.

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

2.4*	Description of Securities
4.1	2009 Share Option Plan (incorporated by reference to Exhibit 99.2 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on July 30, 2009)
4.2	2015 Share Incentive Plan (incorporated by reference to Exhibit 99.3 from our Form 6-K (File No. 000-50841) filed with the Securities and Exchange Commission on November 23, 2015)
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
4.9

English Translation of Technical and Consulting Service Agreement dated as of September 11, 2007 between Beijing Run An Information Consultancy Co. Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 27, 2008)

4.10

English Translation of Supplementary Agreement to the Technical and Consulting Service Agreement dated as of September 4, 2017 between Beijing Run An Information Consultancy Co, Ltd. and Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 4.10 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

4.11

English Translation of Equity Pledge Agreement dated as of September 4, 2017 between Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.11 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

4.12

English Translation of Share Transfer Agreement dated as of September 4, 2017 among the shareholders of Beijing Run An Information Consultancy Co., Ltd. (incorporated by reference to Exhibit 4.12 from our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018)

4.13

English Translation of Share Transfer Agreement dated as of November 12, 2007 between the shareholders of Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.14 from our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 27, 2008)

4.14

English Translation of Domain Name License Agreement dated as of August 15, 2000, and as supplemented and amended as of August 15, 2010 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.13 from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 12, 2012)

4.15

English Translation of Supplementary Agreement III to the Domain Name License Agreement dated as of August 14, 2018 between 51net.com Inc. and Qianjin Network Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 29, 2019)

4.16

English Translation of Call Option Agreement dated as of August 1, 2002, as supplemented and amended as of May 3, 2004, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (File No. 333-117194) filed with the Securities and Exchange Commission on July 7, 2004)

4.17

English Translation of Supplement Agreement II to Call Option Agreement dated as of August 1, 2012, between Beijing Qian Cheng Si Jin Advertising Co., Ltd. and 51net.com Inc. (incorporated by reference to Exhibit 4.15 from our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 12, 2013)

4.18

English Translation of Share Transfer Agreement dated as of April 26, 2009 between 51net.com Inc. and Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (incorporated by reference to Exhibit 4.20 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.19

English Translation of Share Transfer Agreement dated as of June 19, 2009 between Shanghai Qianjin Advertising Co., Ltd. and Beijing Qian Cheng Si Jin Advertising Co., Ltd. (incorporated by reference to Exhibit 4.21 from our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 16, 2010)

4.20

English Translation of Power of Attorney issued by a shareholder of Beijing Run An Information Consultancy Co., Ltd. on January 27, 2014 (incorporated by reference to Exhibit 4.18 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

4.21

English Translation of Power of Attorney issued by a shareholder of Beijing Run An Information Consultancy Co., Ltd. on January 27, 2014 (incorporated by reference to Exhibit 4.19 from our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 28, 2014)

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

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Jun He Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 23, 2020

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 51job, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Golden Finance Investment

As described in Notes 2(f) and 16 to the consolidated financial statements, the Company’s investment in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”) was RMB448.8 million as of December 31, 2019. The Company reported this investment at fair value at December 31, 2019 and changes in fair value were reflected as other comprehensive income in the consolidated statements of operations and comprehensive income. Fair value was estimated using an income approach under a discounted cash flow model, which includes significant assumptions related to unobservable inputs such as future cash flows, discount rate and terminal growth rate.

The principal considerations for our determination that performing procedures relating to the valuation of Golden Finance investment is a critical audit matter are (i) there was the significant judgments made by management when developing the fair value measurement, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s discounted cash flow model, including significant assumptions for the future cash flows, discount rate and terminal growth rate; and (ii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s fair value measurement, including controls over the valuation model, assumptions and data used in the valuation. The procedures also included, among others, testing management’s process for determining the fair value of the Golden Finance investment; evaluating the appropriateness of the valuation model; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the significant assumptions used by management, including the future cash flows, discount rate, and terminal growth rate. Evaluating management’s assumptions related to the future cash flows, discount rate, and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of Golden Finance, (ii) the consistency with external market data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the Company’s discounted cash flow model and certain significant assumptions, including the discount rate and the terminal growth rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 23, 2020

We have served as the Company’s auditor since 2003.

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
Revenues:
Online recruitment services		1,871,700	2,431,898	2,471,179	354,963
Other human resource related revenues		1,009,515	1,350,048	1,528,846	219,605
Net revenues	2(k)	2,881,215	3,781,946	4,000,025	574,568
Cost of services(1)	2(l)	(796,063)	(1,081,011)	(1,221,935)	(175,520)
Gross profit		2,085,152	2,700,935	2,778,090	399,048
Operating expenses(1):
Sales and marketing	2(m)	(917,784)	(1,197,178)	(1,188,233)	(170,679)
General and administrative		(296,608)	(353,557)	(384,072)	(55,168)
Total operating expenses		(1,214,392)	(1,550,735)	(1,572,305)	(225,847)
Income from operations		870,760	1,150,200	1,205,785	173,201
Gain (Loss) from foreign currency translation		3,630	(112,353)	67,881	9,750
Interest and investment income, net		77,009	113,673	175,584	25,221
Change in fair value of equity securities investment	2(f)	—	—	(42,410)	(6,092)
Change in fair value of convertible senior notes	14	(496,175)	99,079	(752,073)	(108,029)
Impairment of long-term investments	2(f)	—	—	(98,277)	(14,117)
Gain from sale of long-term investments	2(f)	—	61,070	—	—
Other income, net	2(w)	87,032	175,206	205,602	29,533
Income before income tax expense		542,256	1,486,875	762,092	109,467
Income tax expense	11	(169,493)	(242,434)	(235,890)	(33,883)
Net income		372,763	1,244,441	526,202	75,584
Net loss (income) attributable to non-controlling interests		(874)	7,878	6,116	879
Net income attributable to 51job, Inc.		371,889	1,252,319	532,318	76,463
Net income		372,763	1,244,441	526,202	75,584
Other comprehensive income:
Foreign currency translation adjustments		(6,037)	698	339	49
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB36,900, RMB38,847 and nil in 2017, 2018 and 2019, respectively	16	110,702	116,540	—	—
Total comprehensive income		477,428	1,361,679	526,541	75,633
Comprehensive loss (income) attributable to non-controlling interests		(874)	7,878	6,116	879
Comprehensive income attributable to 51job, Inc.		476,554	1,369,557	532,657	76,512
Earnings per share:	15
—Basic		6.19	20.42	8.18	1.17
—Diluted		6.08	19.82	7.98	1.15
Weighted average number of common shares outstanding:
—Basic		60,087,306	61,318,292	65,049,597	65,049,597
—Diluted		61,150,413	63,175,483	66,683,457	66,683,457

(1) Share-based compensation:

Included in cost of services	(14,029)	(16,316)	(20,189)	(2,900)
Included in operating expenses
—Sales and marketing	(12,060)	(14,026)	(17,356)	(2,493)
—General and administrative	(59,879)	(74,623)	(88,604)	(12,727)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

	Note	2018	2019	2019
		RMB	RMB	US$ (Note 2(c))
		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	1,968,351	2,294,904	329,642
Restricted cash	2(d)	5,770	66,169	9,505
Short-term investments	2(f)	6,865,886	7,645,686	1,098,234
Accounts receivable (net of allowance for doubtful accounts of RMB11,014 and RMB21,952 as of December 31, 2018 and 2019, respectively)	4	230,065	266,437	38,271
Prepayments and other current assets	5	606,918	669,208	96,126
Total current assets		9,676,990	10,942,404	1,571,778
Non-current assets:
Long-term investments	2(f)	729,095	1,482,544	212,954
Property and equipment, net	6	527,020	271,932	39,061
Goodwill	7	1,036,124	1,036,124	148,830
Intangible assets, net	8	244,446	203,162	29,182
Right-of-use assets	9	—	320,809	46,081
Other long-term assets		9,736	10,420	1,497
Deferred tax assets	11	15,005	22,147	3,181
Total non-current assets		2,561,426	3,347,138	480,786
Total assets		12,238,416	14,289,542	2,052,564
LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB99,691 and RMB95,671 as of December 31, 2018 and 2019, respectively):

	2(b)
Accounts payable		49,881	48,114	6,911
Salary and employee related accrual		164,134	162,775	23,381
Taxes payable		191,793	267,596	38,438
Advance from customers	2(k)	1,126,300	1,108,518	159,229
Convertible senior notes	14	1,725,182	—	—
Lease liabilities, current	9	—	34,817	5,001
Other payables and accruals	10	952,178	1,211,642	174,041
Total current liabilities		4,209,468	2,833,462	407,001

Non-current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB114,897 and RMB109,909 as of December 31, 2018 and 2019, respectively):

	2(b)
Lease liabilities, non-current	9	—	50,763	7,292
Deferred tax liabilities	11	210,752	214,307	30,783
Total non-current liabilities		210,752	265,070	38,075
Total liabilities		4,420,220	3,098,532	445,076
Commitments and contingencies	17	—	—	—
Mezzanine equity:
Redeemable non-controlling interests	18	225,645	216,974	31,166
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 61,874,716 and 66,784,688 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		50	53	8
Additional paid-in capital		2,055,036	4,901,466	704,052
Statutory reserves	2(q)	17,279	17,930	2,575
Accumulated other comprehensive income		254,185	254,524	36,560
Retained earnings		5,242,691	5,774,358	829,435
Total 51job, Inc. shareholders’ equity		7,569,241	10,948,331	1,572,630
Non-controlling interests		23,310	25,705	3,692
Total equity		7,592,551	10,974,036	1,576,322
Total liabilities, mezzanine equity and equity		12,238,416	14,289,542	2,052,564

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

					Accumulated		Total
	Common shares		Additional		other		51job, Inc.
	Number	Par	paid-in	Statutory	comprehensive	Retained	shareholders’	Non-controlling	Total
	of shares	value	capital	reserves	income	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands, except share data)
Balance as of December 31, 2016	60,062,385	49	1,299,350	13,360	32,282	3,622,402	4,967,443	8,279	4,975,722
Exercise of share options	2,147,819	1	424,449	—	—	—	424,450	—	424,450
Share-based compensation	—	—	85,968	—	—	—	85,968	—	85,968
Settlement of zero-strike call options and retirement of common shares	(357,200)	(0)	(35)	—	—	—	(35)	—	(35)
Appropriation of statutory reserves	—	—	—	514	—	(514)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(6,037)	—	(6,037)	—	(6,037)
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB36,900	—	—	—	—	110,702	—	110,702	—	110,702
Net income	—	—	—	—	—	371,889	371,889	874	372,763
Balance as of December 31, 2017	61,853,004	50	1,809,732	13,874	136,947	3,993,777	5,954,380	9,153	5,963,533
Exercise of share options	752,814	0	145,196	—	—	—	145,196	—	145,196
Share-based compensation	—	—	100,183	—	—	—	100,183	11,539	111,722
Settlement of zero-strike call options and retirement of common shares	(731,102)	(0)	(75)	—	—	—	(75)	—	(75)
Appropriation of statutory reserves	—	—	—	3,405	—	(3,405)	—	—	—
Foreign currency translation adjustments	—	—	—	—	698	—	698	—	698
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB38,847	—	—	—	—	116,540	—	116,540	—	116,540
Net income	—	—	—	—	—	1,252,319	1,252,319	2,618	1,254,937
Balance as of December 31, 2018	61,874,716	50	2,055,036	17,279	254,185	5,242,691	7,569,241	23,310	7,592,551
Exercise of share options	1,172,210	1	281,411	—	—	—	281,412	—	281,412
Share-based compensation	—	—	125,854	—	—	—	125,854	295	126,149
Settlement of zero-strike call options and retirement of common shares	(297,902)	(0)	(31)	—	—	—	(31)	—	(31)
Conversion of convertible senior notes to common shares	4,035,664	2	2,439,196	—	—	—	2,439,198	—	2,439,198
Appropriation of statutory reserves	—	—	—	651	—	(651)	—	—	—
Foreign currency translation adjustments	—	—	—	—	339	—	339	—	339
Net income	—	—	—	—	—	532,318	532,318	2,100	534,418
Balance as of December 31, 2019	66,784,688	53	4,901,466	17,930	254,524	5,774,358	10,948,331	25,705	10,974,036
Balance as of December 31, 2019 (US$ Note 2(c))	66,784,688	8	704,052	2,575	36,560	829,435	1,572,630	3,692	1,576,322

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Note 2(c))
	(in thousands)
Cash flows from operating activities:
Net income for the year	372,763	1,244,441	526,202	75,584
Adjustments for:
Share-based compensation	85,968	104,965	126,149	18,120
Depreciation	53,422	57,044	43,811	6,293
Amortization of intangible assets	10,245	38,525	42,467	6,100
Amortization of right-of-use assets	—	—	48,995	7,038
Allowance for doubtful accounts	15,394	10,607	27,903	4,008
Loss due to disposal of fixed assets	690	225	231	33
Loss (Gain) from foreign currency translation	(2,248)	112,351	(67,881)	(9,750)
Change in fair value of equity securities investment	—	—	42,410	6,092
Change in fair value of convertible senior notes	496,175	(99,079)	752,073	108,029
Gain from sale of long-term investments	—	(61,070)	—	—
Income from equity method investments	—	(2,417)	(8,531)	(1,225)
Impairment of long-term investments	—	—	98,277	14,117
Deferred tax expense (benefit)	12,787	18,531	(3,587)	(515)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Increase in accounts receivable	(74,356)	(54,905)	(59,171)	(8,499)
Increase in prepayments and other current assets	(35,128)	(46,719)	(72,131)	(10,361)
Increase (Decrease) in accounts payable	2,565	14,958	(1,502)	(216)
Increase (Decrease) in salary and employee related accrual	18,087	29,168	(1,359)	(195)
Increase (Decrease) in taxes payable	74,423	(45,519)	82,381	11,833
Increase (Decrease) in advance from customers	234,523	188,319	(17,782)	(2,554)
Increase in other payables and accruals	183,530	275,883	246,289	35,377
Decrease (Increase) in other long-term assets	(7,277)	7,634	(684)	(98)
Decrease in lease liabilities	—	—	(42,787)	(6,146)
Net cash provided by operating activities	1,441,563	1,792,942	1,761,773	253,065
Cash flows from investing activities:
Cash paid for short-term investments	(576,452)	(2,005,226)	(773,277)	(111,074)
Cash paid for long-term investments	(97,267)	(156,835)	(876,628)	(125,920)
Cash paid for acquisitions, net of cash acquired	(734,895)	(27,923)	—	—
Cash paid for dividend distribution	—	—	(455)	(65)
Cash received from investment income	—	—	6,285	903
Cash received from sale of available-for-sale debt securities	—	80,500	—	—
Purchase of property and equipment	(23,655)	(87,053)	(25,919)	(3,723)
Purchase of intangible assets	(1,987)	(83,660)	(8,538)	(1,226)
Net cash used in investing activities	(1,434,256)	(2,280,197)	(1,678,532)	(241,105)
Cash flows from financing activities:
Settlement of convertible senior notes	—	—	(5)	(1)
Settlement of zero-strike call options and retirement of common shares	(35)	(75)	(31)	(4)
Proceeds from the exercise of share options	424,450	145,196	281,412	40,422
Net cash provided by financing activities	424,415	145,121	281,376	40,417
Effect of foreign exchange rate changes on cash and restricted cash	(60,460)	23,530	22,335	3,205
Net increase (decrease) in cash and restricted cash	371,262	(318,604)	386,952	55,582
Cash and restricted cash, beginning of year	1,921,463	2,292,725	1,974,121	283,565
Cash and restricted cash, end of year	2,292,725	1,974,121	2,361,073	339,147
Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	121,929	228,158	188,735	27,110
Cash paid for interest, net of amounts capitalized	38,377	36,807	18,982	2,727
Supplemental disclosure of non-cash operating activities:
Recognition of right-of-use assets and lease liabilities	—	—	133,094	19,118
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(1,043)	(7,789)	(6,409)	(921)
Unpaid cash consideration for business combinations	(27,923)	—	—	—
Accrual related to purchase of long-term investment	—	—	(13,952)	(2,004)
Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	249	5,770	66,169	9,505
Settlement of convertible senior notes by common shares	—	—	(2,439,198)	(350,369)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of 51job, Inc., which was incorporated in the Cayman Islands in March 2000, its subsidiaries and certain variable interest entities (“VIEs”).

51job, Inc., its subsidiaries and the VIEs are hereinafter collectively referred to as the “Group” or the “Company.” The Group is an integrated human resource services provider in the People’s Republic of China (the “PRC” or “China”) and is principally engaged in Internet-based recruitment services. The Group also provides other human resource related services, such as business process outsourcing, campus recruitment, training, assessment and placement services.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

The Company has adopted Accounting Standards Codification (“ASC”) 810 “Consolidation” for all periods presented. It requires a VIE to be consolidated by the reporting entity that has a controlling financial interest in the VIE, and thus is the VIE's primary beneficiary. An entity is considered to be a VIE if certain conditions are present, such as if the equity investors in the entity do not have the characteristics of a controlling financial interest or the entity does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In determining whether the Company or its subsidiary has a controlling financial interest in a VIE, the Company considered whether the Company or its subsidiaries have the power to direct activities that most significantly impact the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, power to establish and manage ordinary business operation procedures and internal regulations and systems, and the right to receive benefits from the VIE that could potentially be significant to the VIE or the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

The Company’s subsidiaries include the following:

●	51net.com Inc. (“51net”), incorporated in the British Virgin Islands in August 1999, which is wholly owned by the Company;
●	51net Beijing, incorporated in the Cayman Islands in April 2000, which wholly owns Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (“WFOE”), incorporated in the PRC in July 2000, which is wholly owned by the Company;
●	51net HR, incorporated in the Cayman Islands in April 2000, which owns 70% of Shanghai Wang Ju Human Resource Consulting Co., Ltd. (“Wang Ju”), incorporated in the PRC in October 2006, which is wholly owned by the Company; and
●	Lagou Information Limited ("Lagou"), incorporated in the Cayman Islands in December 2013, which was acquired and became 66% owned by the Company in December 2017.

51net’s principal subsidiaries include the following:

●	Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”), incorporated in the PRC in January 2000, which is 50% owned by 51net;
●	Wang Jin Information Technology (Shanghai) Co., Ltd. (“Wang Jin”), incorporated in the PRC in June 2004, which is wholly owned by 51net;
●	Shanghai Wang Ju Advertising Co., Ltd., incorporated in the PRC in June 2007, which is wholly owned by 51net; and
●	Wuhan Wang Cai Information Technology Co., Ltd., incorporated in the PRC in December 2009, which is wholly owned by Wang Jin.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Tech JV’s principal subsidiaries include the following:

●	Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;
●	Shanghai Wang Cai Advertising Co., Ltd., incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo;
●	Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV;
●	Shanghai Yishu Information Technology Co., Ltd., incorporated in the PRC in May 2007; which was acquired and became wholly owned by Tech JV in April 2015; and
●	Beijing Zhiding Youyuan Management Consulting Co., Ltd., incorporated in the PRC in September 2010, which was acquired and became 60% owned by Tech JV in June 2015.

The Group’s VIEs and the VIEs’ principal subsidiaries include the following:

●	Beijing Run An Information Consultancy Co., Ltd. (“Run An”), incorporated in the PRC in January 1997, which wholly owns Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”), owns 30% of Wang Ju, and owns 60% of Beijing Lagou Network Information Technology Co, Ltd., incorporated in the PRC in March 2013 and acquired by Run An in December 2017; and
●	Qian Cheng, incorporated in the PRC in February 1999, which owns 20% of AdCo and effectively owns 50% of Tech JV by direct and indirect ownership through Qian Cheng’s wholly owned subsidiary Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (“Wuhan AdCo”), incorporated in the PRC in August 2001.

As of December 31, 2019 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any direct equity ownership in the VIEs and the VIEs’ subsidiaries, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIEs.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by two long-time members of the Company’s senior management team, Jingwu Chen and Tao Wang. As of December 31, 2019, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB13,229.

Qian Cheng holds a business license to provide advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2019, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB4,444.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

The Group has entered into various agreements as related to its VIEs. The key provisions of the agreements with the Company or its subsidiaries and the VIEs or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2017, 2018 and 2019. The technical and consulting service agreements with WFOE are valid to September 11, 2027 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Management monitors the regulatory risk associated with these contractual arrangements. The Company’s PRC legal counsel has advised management that these contractual arrangements are not in violation of existing PRC laws, rules and regulations in all material aspects. Based on such advice and management’s knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs and their shareholders are valid, legally binding and in compliance with current PRC laws. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations that could limit the Company’s ability to enforce these contractual arrangements. See Note 19 for further discussion.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Summary financial information of the Group’s VIEs and the VIEs’ subsidiaries included in the consolidated financial statements is as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Total assets	521,044	478,635
Total liabilities	214,588	205,580

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenues	—	161,816	180,749
Net income (loss)	(4,088)	18,406	(33,419)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(7,131)	5,855	(24,841)
Net cash provided by (used in) investing activities	4,152	(83,936)	(22,232)
Net cash provided by financing activities	3,334	157,000	25,000
Net increase (decrease) in cash	355	78,919	(22,073)
Cash, beginning of year	7,527	7,882	86,801
Cash, end of year	7,882	86,801	64,728

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.9618 on December 31, 2019, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019, or at any other rate.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The following table reconciles cash and restricted cash as reported on the consolidated balance sheets as of December 31, 2018 and 2019, to the amounts presented in the consolidated statements of cash flows:

	2018	2019
	RMB	RMB

Cash	1,968,351	2,294,904
Restricted cash	5,770	66,169
Total cash and restricted cash	1,974,121	2,361,073

Included in the cash and restricted cash balances as of December 31, 2018 and 2019 are amounts denominated in United States dollars totaling US$135,668 and US$76,726, respectively (equivalent to approximately RMB931,120 and RMB535,254, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 28, 2018 and December 31, 2019, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

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

The Group’s long-term investments consist of equity securities with readily determinable fair values, equity securities without readily determinable fair values, equity method investments and available-for-sale debt securities.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Equity Securities with Readily Determinable Fair Values

Equity securities with readily determinable fair values are measured at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive income.

For the year ended December 31, 2019, the Company acquired a 5.7% equity interest in Huali University Group Limited, a large-scale private higher education and vocational education group in South China that is listed on the Hong Kong Stock Exchange. The investment cost was RMB201,558 and the fair value as of December 31, 2019 was RMB159,148, which was measured using the stock price at the end of the year. The change in fair value for the year ended December 31, 2019 was RMB42,410.

Equity Securities without Readily Determinable Fair Values

Equity securities without readily determinable fair values, and for which the Company does not control or exercise significant influence, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. No other-than-temporary impairment charge was incurred and no qualifying observable price changes were noted in the years ended December 31, 2017, 2018 and 2019. For the year ended December 31, 2019, the Company recognized an impairment loss of RMB98,277 associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition.

The Group’s investments in equity securities without readily determinable fair values primarily consist of a number of small, non-controlling equity investments in companies that provide services related to the Group’s operations or the overall human resources industry. In the year ended December 31, 2018, the Group made the following long-term investments: (i) RMB31,535 for a 14.3% equity interest in a technology talent assessment services provider in the United States; (ii) RMB25,000 for a 18.0% equity interest in a human resource consulting and executive search services company in China; and (iii) a total of RMB300 for a 5.0% equity interest in each of three companies that provide business process outsourcing services in China. In the year ended December 31, 2019, the Group made the following long-term investments: (i) RMB565,664 for a 17.5% equity interest in CDP Holdings, Ltd., a provider of human capital management services delivered through a cloud-based technology platform in China; (ii) RMB78,000 for a 19.5% equity interest in a provider of tools and solutions powered by artificial intelligence that assist HR departments with talent recruitment, training and retention in China; (iii) RMB20,157 for a 3.0% equity interest in a recruiting platform that focuses on gig and hourly services workers within the on-demand labor market in the United States; and (iv) a total of RMB200 for a 5.0% equity interest in each of two companies that provide business process outsourcing services in China.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

In the year ended December 31, 2018, the Group made an equity method investment of RMB75,000 for a 5.0% equity interest in an investment fund partnership as a limited partner. The Group also entered into an agreement in the amount of RMB50,000 for a 25.0% equity interest in another investment fund partnership as a limited partner, of which RMB25,000 and RMB25,000 was paid in the years ended December 31, 2018 and 2019, respectively. Both funds are focused on exploring opportunities and making investments in companies that primarily provide services in the education and training market in China. No other-than-temporary impairment charge was incurred in the years ended December 31, 2018 and 2019.

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

In September 2016, the Group completed an investment of RMB126,716 for a 15.0% equity interest in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”), a provider of online and offline accounting and finance training courses in China. The Group’s shares in Golden Finance have a liquidation preference, and the Group has a right to demand redemption of its investment. Accordingly, due to the redemption option available to the Group, the Golden Finance investment was determined to be a debt, which was classified as available-for-sale debt security measured at fair value on a recurring basis. See note 16. In 2018, the Company realized a gain of RMB61,070 from the sale of some shares of Golden Finance. As of December 31, 2019, the Group's redeemable equity interest in Golden Finance was 11.7%.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Upon the adoption of ASC 842 "Leases" ("ASC 842") on January 1, 2019, land use rights were presented as right-of-use assets. See Notes 2(o) and 9.

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

A non-controlling interest is recognized to reflect the portion of a subsidiary's equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to non-controlling interests on the consolidated statements of operations and comprehensive income, while it is excluded from the consolidated statements of changes in shareholders' equity. For the years ended December 31, 2018 and 2019, net loss attributable to mezzanine equity holders amounted to RMB10,496 and RMB8,671, respectively. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company's consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(i)   Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the total cost of the acquisition, the fair value of any non-controlling interests and the acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31. No impairment of goodwill was recognized in the years ended December 31, 2017, 2018 and 2019.

Intangible Assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, acquired technology and licenses. Separately identifiable intangible assets arising from acquisitions consist of online program transmission license, trade names, technology and customer relationships. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized in the years ended December 31, 2017, 2018 and 2019.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Estimated useful lives
Computer software	2 to 10 years
Acquired technology	5 to 10 years
Trade names	10 to 20 years
Customer relationships	5 years
Acquired program transmission license	6 years
Acquired training and other licenses	5 to 10 years

(j)   Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2017, 2018 and 2019.

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

According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;
●	Identification of the performance obligation in the contract;
●	Determination of the transaction price, including the constraint on variable consideration;
●	Allocation of the transaction price to the performance obligation in the contracts; and
●	Recognition of revenue when (or as) the Group satisfies a performance obligation.

The following is a description of the accounting policy for the principal revenue streams of the Group.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Online Recruitment Services Revenues

The Group provides online recruitment services through several websites, including www.51job.com, www.yingjiesheng.com, www.51jingying.com, www.lagou.com and www.51mdd.com, and their related mobile applications.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Group’s advance from customers consists of cash received from customers in advance of revenue recognition, which is a contract liability. The advance from customers balance was RMB1,126,300 and RMB1,108,518 for the years ended December 31, 2018 and 2019, respectively, which was primarily driven by payments from employers received prior to the Group satisfying its performance obligation. This was offset by RMB914,312 and RMB1,098,970 of revenues recognized that were included in the advance from customers balance as of December 31, 2017 and 2018, respectively.

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

Value-Added Tax and Related Government Surcharges

Generally, the main businesses of the Group’s PRC subsidiaries and VIEs are subject to value-added tax (“VAT”) rates of 5% or 6%, and are permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the PRC subsidiaries and VIEs on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as taxes payable until it is paid to the tax authorities.

The Group’s PRC subsidiaries and VIEs are subject to certain government surcharges on the VAT payable in the PRC. Beginning January 1, 2019, the Company's presentation of surcharges has been included in cost of services.

(l)   Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s online recruitment and other human resource services. The amount of government surcharges included in cost of services was RMB32,623, RMB42,245 and RMB49,966 for the years ended December 31, 2017, 2018 and 2019, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Sales and Marketing Expenses

Sales and marketing expenses consist primarily of the Group’s sales and marketing personnel payroll compensation and related employee costs and advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB130,355, RMB205,279 and RMB201,988 for the years ended December 31, 2017, 2018 and 2019, respectively.

(n)   Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation – Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB101.63, RMB148.05 and RMB153.95 for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, the fair value of options granted was estimated with the following assumptions:

	2017	2018	2019
Risk-free interest rate	1.61%	2.41%-2.75%	1.61%-2.47%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	32%	32%	35%-38%
Weighted average fair value per common share on date of option grant	US$56.68	US$73.46	US$69.46

(o)   Leases

Prior to the adoption of ASC 842 on January 1, 2019, leases where substantially all the rewards and risks of ownership of assets remain with the leasing company were accounted for as operating leases. Payments made under operating leases were charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

On January 1, 2019, the Company adopted ASC 842 using the modified retrospective method. The Company elected practical expedients upon transition that retained the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. The Company did not reassess whether any contracts entered into prior to adoption were leases. Prior periods have not been restated and there was no cumulative-effect adjustment to retained earnings as of January 1, 2019. The adoption of ASC 842 resulted in the recording of right-of-use assets (after adjustments for prepayments in the amount of RMB4,700) and lease liabilities of approximately RMB108,400 and RMB103,700, respectively, based on the present value of remaining lease payments over the lease term. Total right-of-use assets included net book value of RMB236,700 in land use rights that were previously presented in property and equipment on the consolidated balance sheet as of December 31, 2018.The adoption of ASC 842 did not have a material impact on the Company's consolidated statements of operations and comprehensive income.

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use assets and lease liabilities on the Company's consolidated balance sheets. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASC 842: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; and (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

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

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes – Overall – Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2017, 2018 and 2019, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)   Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Group’s subsidiaries and VIEs incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2017, 2018 and 2019. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2017, 2018 and 2019. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2017, 2018 and 2019. During the years ended December 31, 2017, 2018 and 2019, the Group’s subsidiaries that did not have accumulative losses made total appropriations to their statutory common reserve fund in the amount of RMB514, RMB3,405 and RMB651, respectively.

In addition, the Group’s subsidiaries and VIEs incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2017, 2018 and 2019.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(r)   Dividend and Restricted Net Assets

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Group’s PRC subsidiaries and VIEs can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(q). In addition, the net assets of the Group’s subsidiaries and VIEs associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Group’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the paid-in capital and statutory reserves were approximately RMB525,997 and RMB493,962, or 6.7% and 4.4% of total consolidated net assets as of December 31, 2018 and 2019, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The common shares underlying the zero-strike call option contracts are excluded from both the basic and diluted earnings per share calculation as they are considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share. See Note 14.

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

The Group recognized government subsidies of RMB86,287, RMB173,760 and RMB202,354 which was included in other income for the years ended December 31, 2017, 2018 and 2019, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(x)   Reclassifications

Beginning January 1, 2019, the Company's presentation of government surcharges has been included in cost of services. The prior years' amounts of government surcharges, which were RMB32,623 and RMB42,245 for the years ended December 31, 2017 and 2018, respectively, have been reclassified to conform with the current year's presentation. This reclassification had no effect on the reported results in the Company's consolidated statements of operations and comprehensive income.

(y)   Recent Accounting Pronouncements

New and Amended Standards Adopted by the Group

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, “Leases.” This ASU required lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases of greater than twelve months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

The Company adopted this ASU beginning January 1, 2019, and for its impact on the Company's financial statements, please see Notes 2(o) and 9.

In June 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" ("ASU 2018-07"), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Company has adopted ASU 2018-07 and the adoption had no material impact on the Company's consolidated financial statements.

New and Amended Standards Not Yet Adopted by the Group

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Company’s financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of the second step of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The adoption of this standard is not expected to have a material impact on the Company’s financial statements and disclosures.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect the effect, on adoption on January 1, 2020, to have any impact on the Company’s financial position, results of operations or cash flows. The Company is in the process of evaluating the modified disclosures that will be required upon adoption of ASU 2018-13.

3.    ACQUISITION

Lagou Information Limited

In December 2017, to expand its online operations, the Company completed an acquisition of a 66% equity interest in Lagou Information Limited, an entity incorporated in the Cayman Islands. Lagou is the holding company of Beijing Lagou Network Technology Co., Ltd., which owns and operates a recruitment website focused on technology and engineering talent in China. The total purchase price was RMB782,594 and was funded from the Company's existing cash resources. Beginning December 26, 2017, the date of acquisition, Lagou has been fully consolidated into the Group's financial statements. As the acquisition date was just prior to the end of 2017, there was no material contribution from Lagou to the Company's consolidated statement of operations and comprehensive income for the year ended December 31, 2017. The allocation of the purchase price is summarized as follows:

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

4.   ACCOUNTS RECEIVABLE

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	241,079	288,389
Less: Allowance for doubtful accounts	(11,014)	(21,952)
	230,065	266,437

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

4.   ACCOUNTS RECEIVABLE (Continued)

The movement of allowance for doubtful accounts is analyzed as follows:

	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	6,144	5,384	11,014
Additions	5,738	11,701	22,799
Write-offs	(6,498)	(6,071)	(11,861)
Balance at end of year	5,384	11,014	21,952

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Rental and other deposits	2,766	4,691
Prepayments for rental and others	23,689	16,208
Employee advances	27,136	23,295
Payments made on behalf of customers, net of allowance	472,502	475,901
Prepaid insurance premium	1,158	1,493
Interest income receivable	74,231	88,990
Receivables related to net proceeds from share options exercised	—	50,765
Others	5,436	7,865
Total	606,918	669,208

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

	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	459	3,047	1,391
Additions	9,656	—	5,104
Reversals	—	(1,094)	—
Write-offs	(7,068)	(562)	(950)
Balance at end of year	3,047	1,391	5,545

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

6.   PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Land use rights	276,759	—
Building	356,085	356,085
Leasehold improvements	37,994	39,902
Electronic equipment	152,058	165,015
Furniture and fixtures	7,312	7,763
Motor vehicles	8,135	6,583
Other assets	53,747	56,412
Less: Accumulated depreciation	(365,070)	(359,828)
Net book value	527,020	271,932

Depreciation expense was RMB53,422, RMB57,044 and RMB43,811 for the years ended December 31, 2017, 2018 and 2019, respectively. Loss due to disposal of fixed assets was RMB690, RMB225 and RMB231 for the years ended December 31, 2017, 2018 and 2019, respectively.

Upon the adoption of ASC 842 on January 1, 2019, land use rights were reclassified from property and equipment and presented as right-of-use assets. Such amount was included in the opening balance of right-of-use assets as of January 1, 2019 with no adjustments made to prior periods. See Notes 2(o) and 9.

7.   GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Balance at beginning of year	1,021,454	1,036,124
Acquisition of Lagou	14,670	—
Balance at end of year	1,036,124	1,036,124

8.   INTANGIBLE ASSETS

Intangible assets and its related accumulated amortization as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Computer software	29,156	30,321
Acquired technology	60,251	60,251
Trade names	95,783	95,783
Customer relationships	12,270	12,270
Acquired program transmission license	119,728	119,728
Acquired training and other licenses	4,151	4,151
Less: Accumulated amortization	(76,893)	(119,342)
Net book value	244,446	203,162

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

8.   INTANGIBLE ASSETS (Continued)

In 2018, the Company entered into an agreement to acquire the assets of an online training services company, including an online audio/video program transmission license. The transaction was accounted for as an asset acquisition rather than a business combination as the acquiree company did not meet the criteria of a business and substantially all of the fair value of the gross assets acquired would be concentrated in a single asset. The total purchase price was RMB89,796 and was funded from the Company’s existing cash resources. A deferred tax liability of RMB29,932 was determined by using a simultaneous equation, and this increased the carrying amount of the program transmission license.

Amortization expense was RMB10,245, RMB38,525 and RMB42,467 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Company will record estimated amortization expenses of RMB39,982, RMB38,796, RMB38,341, RMB30,790 and RMB55,253 for the years ending December 31, 2020, 2021, 2022, 2023, and 2024 and thereafter, respectively.

9.   LEASES

The Company has entered into non-cancelable agreements with initial or remaining terms in the range of one to six years for office premises. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company's leases qualify as operating leases. With the adoption of ASC 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at a range of 4.75% to 4.90%, the Company's incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

The components of lease expense for the year ended December 31, 2019 are as follows:

RMB
Amortization of right-of-use assets	48,995
Interest on lease liabilities	4,462
Expenses for short-term lease within 12 months	4,239
Total lease expense	57,696

Supplemental balance sheet information related to leases as of December 31, 2019 is as follows:

RMB
Operating lease right-of-use assets	320,809
Operating lease liabilities, current	34,817
Operating lease liabilities, non-current	50,763
Total lease liabilities	85,580
Weighted average remaining lease term (in years)	1.28
Weighted average discount rate	4.76%

The weighted average remaining lease term excludes land use rights that are recorded within right-of-use assets. If included, the weighted average remaining lease term would be 26.71 years.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

9.   LEASES (Continued)

Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows:

RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	46,495

Maturities of lease liabilities as of December 31, 2019 were as follows:

RMB
2020	36,728
2021	26,535
2022	19,351
2023	11,089
2024	700
Total undiscounted lease payments	94,403
Less: Imputed interest	(8,823)
Total lease liabilities	85,580

Disclosures Related to Periods Prior to Adoption of New Lease Standard

Rental expenses for the years ended December 31, 2017 and 2018 were RMB53,433 and RMB67,960, respectively.

10.   OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Receipts from customers	808,799	958,347
Payables to customers related to government subsidies	114,909	164,572
Professional service fees	3,727	4,281
Office expenses	7,338	8,769
Payables to employees related to net proceeds from share options exercised	3,217	56,594
Accrued interest expense related to convertible senior notes	8,016	—
Others	6,172	19,079
Total	952,178	1,211,642

Receipts from customers are associated with the operations of the Company’s business process outsourcing services. The Company has received funds in advance from its customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be disbursed by the Company to other parties on behalf of its customers in the near term.

The payables to customers are related to government subsidies received on behalf of the Company’s business process outsourcing customers for maintaining a certain level of employment rate, which the Company is then obligated to remit these subsidies to its customers.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

In December 2009, Tech JV was designated by relevant local authorities in Shanghai as a “High and New Technology Enterprise” ("HNTE") under the EIT Law. Tech JV became subject to a preferential tax rate of 15%. Tech JV is entitled to this preferential 15% tax rate as long as it maintains the required qualifications, which is subject to review every three years. In 2018, the renewal of Tech JV's preferential tax status valid from 2018 through 2020 was processed without objection. In addition, two PRC subsidiaries of the Group, Beijing Lagou Network Technology Co., Ltd. and Beijing Zhiding Youyuan Management Consulting Co., Ltd., have been designated as HNTEs under the EIT Law, and each of their preferential tax status of 15% is also valid through 2020.

The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to the statutory EIT rate of 25%.

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2019, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB6,913,897 and RMB8,425,647, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB691,390 and RMB842,565 as of December 31, 2018 and 2019, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.  TAXATION (Continued)

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2017, 2018 and 2019 were taxed within the following jurisdictions:

	2017	2018	2019
	RMB	RMB	RMB
PRC entities	1,139,978	1,617,091	1,711,678
Non-PRC entities	(597,722)	(130,216)	(949,586)
Total	542,256	1,486,875	762,092

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	RMB	RMB	RMB
Current income tax expense:
PRC entities	156,706	223,903	239,477
Non-PRC entities	—	—	—
Total	156,706	223,903	239,477
Deferred income tax expense (benefit):
PRC entities	12,787	18,531	(3,587)
Non-PRC entities	—	—	—
Total	12,787	18,531	(3,587)
Income tax expense:
PRC entities	169,493	242,434	235,890
Non-PRC entities	—	—	—
Total	169,493	242,434	235,890

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(20)%	(11)%	(22)%
Change in fair value of convertible senior notes	23%	(2)%	25%
Expenses incurred outside the PRC	5%	5%	7%
Other permanent differences	(2)%	(1)%	(4)%
Effective EIT rate of the Group	31%	16%	31%

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.  TAXATION (Continued)

Income tax expense differs from the amounts computed by applying the EIT rate primarily due to (i) the change in fair value of convertible senior notes, (ii) the expenses incurred outside the PRC which cannot be utilized to offset PRC taxable income, and (iii) the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the preferential tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	RMB	RMB	RMB
	(in thousands, except per share data)
Aggregate effect	107,547	154,182	163,146
Basic net income per share effect	1.79	2.51	2.51
Diluted net income per share effect	1.76	2.44	2.45

Significant components of deferred tax assets and liabilities as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Deductible temporary differences related to other payables and accruals	1,073	1,297
Deductible temporary differences related to provision for doubtful accounts	1,648	4,108
Deductible temporary differences related to advertising expenses	13,422	14,358
Tax loss carryforwards	49,408	57,580
Amount offset by non-current deferred tax liabilities	(6,633)	(5,385)
	58,918	71,958
Less: Valuation allowance	(43,913)	(49,811)
Total deferred tax assets	15,005	22,147
Taxable temporary differences related to depreciation period	(10,141)	(11,096)
Taxable temporary differences related to available-for-sale debt securities	(85,373)	(85,373)
Taxable temporary differences related to government subsidy income	(75,240)	(84,623)
Taxable temporary differences related to trade names, technology and customer relationships	(20,440)	(17,399)
Taxable temporary differences related to acquired program transmission license	(26,191)	(21,201)
Amount offset by non-current deferred tax assets	6,633	5,385
Total deferred tax liabilities	(210,752)	(214,307)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes – Overall – Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2018 and 2019.

As of December 31, 2018 and 2019, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2017, 2018 and 2019 when certain entities generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2019, the Group had net operating loss carryforwards in PRC entities of RMB249,874, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will expire in varying amounts from 2020 to 2024. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.  TAXATION (Continued)

The following represents a roll-forward of the valuation allowance for each of the years:

	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	2,443	39,576	43,913
Additions	37,902	6,305	6,088
Reversals	(769)	(1,968)	(190)
Balance at end of year	39,576	43,913	49,811

12.  SHARE-BASED COMPENSATION

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

Under the share option and incentive plans, the directors may, at their discretion, grant share-based awards to any senior executives, directors, employees or consultants of the Group. As of December 31, 2019, the only share-based awards that have been granted under the plans are share options to purchase the Company’s common shares. The share options are granted at the fair market value of the common shares at the date of grant, vest over a period of four years and expire six years from the date of grant.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.  SHARE-BASED COMPENSATION (Continued)

The following table summarizes the Company’s share option activity for the years ended December 31, 2017, 2018 and 2019:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic value
	of shares	price		life (years)	(thousands)
Outstanding at December 31, 2016	5,794,831	US$	30.58	3.36	US$	19,272
Granted	1,279,872	US$	56.68
Exercised	(2,147,819)	US$	29.04
Forfeited	(119,902)	US$	32.64

Outstanding at December 31, 2017	4,806,982	US$	38.17	3.83	US$	109,017
Granted	1,320,672	US$	73.46
Exercised	(752,814)	US$	29.71
Forfeited	(55,850)	US$	35.72
Outstanding at December 31, 2018	5,318,990	US$	48.16	3.76	US$	90,526

Granted	1,169,728	US$	69.46
Exercised	(1,172,210)	US$	35.03
Forfeited	(53,557)	US$	62.65
Outstanding at December 31, 2019	5,262,951	US$	55.67	3.76	US$	153,857
Vested and expected to vest at December 31, 2019	5,008,721	US$	55.12	3.71	US$	149,166
Exercisable at December 31, 2019	2,626,300	US$	45.01	2.71	US$	104,764

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day and the exercise price for in-the-money options of the respective year.

The total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB184,932, RMB280,679 and RMB333,261 (US$47,870), respectively.

As of December 31, 2019, there was RMB367,082 (US$52,728) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.96 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2019, total cash received from the exercise of share options amounted to RMB281,412 (US$40,422).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.  SHARE-BASED COMPENSATION (Continued)

A summary of non-vested share option activity for the years ended December 31, 2017, 2018 and 2019 is presented below:

		Weighted
		average
		grant-date
	Number	fair value
	of shares	(per share)
Non-vested at December 31, 2016	2,495,346	US$	10.37

Granted	1,279,872	US$	15.62
Vested	(1,085,019)	US$	10.50
Forfeited	(119,902)	US$	10.55

Non-vested at December 31, 2017	2,570,297	US$	12.86

Granted	1,320,672	US$	21.53
Vested	(1,132,050)	US$	12.51
Forfeited	(55,850)	US$	10.83

Non-vested at December 31, 2018	2,703,069	US$	17.29
Granted	1,169,728	US$	22.12
Vested	(1,182,589)	US$	15.99
Forfeited	(53,557)	US$	18.16
Non-vested at December 31, 2019	2,636,651	US$	20.00
Expected to vest at December 31, 2019	2,382,421	US$	19.99

There were no capitalized share-based compensation costs for the years ended December 31, 2017, 2018 and 2019. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2017, 2018 and 2019, totaled RMB85,968, RMB100,183 and RMB125,854 (US$18,078), respectively. The total fair value of share options vested during the years ended December 31, 2017, 2018 and 2019 was RMB74,100, RMB97,364 and RMB131,641 (US$18,909), respectively.

Share-Based Compensation of Subsidiary

Lagou has adopted a 2014 Stock Option Plan, a 2016 Stock Option Plan and a 2018 Stock Option Plan (collectively, the "Lagou Stock Option Plans"), which permit the granting of stock options and/or stock purchase rights of Lagou to employees, directors and consultants. Share-based compensation expense with respect to the Lagou Stock Option Plans recognized during the years ended December 31, 2018 and 2019 amounted to RMB4,782 and RMB295 (US$42), respectively. As of December 31, 2019, the unrecognized share-based compensation expenses related to the Lagou Stock Option Plans were RMB2,263 (US$325). The expenses are expected to be recognized over a weighted average period of 3.06 years.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

13.  EMPLOYEE BENEFITS

The full-time employees of the Group’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB230,263, RMB293,452 and RMB322,522 for the years ended December 31, 2017, 2018 and 2019, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

14.  CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of 3.25% Convertible Senior Notes due 2019 (the “Notes”). The interest expense incurred associated with the Notes was RMB37,799, RMB37,191 and RMB10,966 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Notes matured on April 15, 2019. All holders of the Notes requested the conversion of the Notes into the Company’s ADSs at a rate of 23.3952 ADSs per US$1,000 principal amount of the Notes, which resulted in the issuance of 4,035,664 shares and a cash payment of US$0.704 for the fractional shares.

The Group’s functional currency is the RMB, and the Notes were denominated in US$. As a result, the conversion feature of the Notes was indexed to the Company’s stock as well as the RMB and US$ exchange rate. Therefore, it was considered an embedded derivative which is required to be bifurcated from the host instrument in accordance with ASC 815 “Derivatives and Hedging.”

As permitted under ASC 815-15-25, the Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date. The change in fair value of the Notes was a loss of RMB496,175, a gain of RMB99,079 and a loss of RMB752,073 for the years ended December 31, 2017, 2018 and 2019, respectively. See Note 16. Furthermore, the fair value of the Notes was translated into RMB at each balance sheet date with the difference being reported as foreign currency translation gain or loss. The Company recorded a foreign currency translation gain of RMB85,917, a loss of RMB156,293 and a gain of RMB38,052 for the years ended December 31, 2017, 2018 and 2019, respectively, associated with the Notes. In addition, issuance costs of RMB33,093 associated with the Notes offering were fully expensed as incurred in the year ended December 31, 2014 in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

The Company evaluated the changes in fair value of the Notes based on its specific credit risk. The Company considered its credit risk was at a relatively low level and assessed that there had been no significant fluctuation in its specific credit risk from the Notes issuance date to maturity date.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

14.  CONVERTIBLE SENIOR NOTES (Continued)

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options were intended to facilitate privately negotiated transactions by which investors in the Notes were able to hedge their investment. All of the Call Options were early settled by the Dealers priority to the maturity of the Notes. The Company received 76,000 ADSs in 2014, nil in 2015, nil in 2016, 357,200 ADSs in 2017, 731,102 ADSs in 2018 and 297,902 ADSs in 2019. The ADSs received from settlement were retired. See Note 2(u).

The economic substance of the Call Options was the same as a traditional forward repurchase contract. Because the Call Options permitted net cash settlement prior to shareholder approval of an increase in the Company’s share repurchase program, they were classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call Options as a free-standing derivative asset on its consolidated balance sheet when the Call Options were entered into in April 2014. The derivative asset was initially recorded at its fair value of US$50,000 on the commencement date which represented the amount of cash transferred to the Dealers. The derivative asset was subsequently recorded at fair value with the change in fair value through June 20, 2014, the date on which shareholder approval was received, recorded in the consolidated statements of operations and comprehensive income in the amount of RMB24,874. Upon shareholder approval of an increase to the Company’s share repurchase program in June 2014, the asset was reclassified and recorded as a reduction to equity to reflect the Company’s repurchase of its own shares.

A prepaid forward contract is considered a form of a stock borrowing facility, and economically, the contract was construed as a share lending arrangement between the Company and the Dealers. Therefore, the accounting for a share lending arrangement was applied by analogy in accordance with ASC 470-20-25-20A. In the year ended December 31, 2014, the Company recorded a debt issuance cost of RMB14,429 with the offset to additional paid-in capital for the fair value of the arrangement. As the Company had elected to fair value the Notes entirely, the debt issuance costs in connection with the Notes were recognized in earnings as incurred in the consolidated statements of operations and comprehensive income in accordance with ASC 825-10-25-3. See Note 16.

15.   EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2017, 2018 and 2019 as follows:

	2017	2018	2019
	RMB	RMB	RMB
	(in thousands, except share and per share data)
Numerator:
Net income attributable to 51job, Inc.	371,889	1,252,319	532,318
Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	60,087,306	61,318,292	65,049,597
Dilutive effect of share options	1,063,107	1,857,191	1,633,860
Denominator for diluted earnings per share	61,150,413	63,175,483	66,683,457
Basic earnings per share	6.19	20.42	8.18
Diluted earnings per share	6.08	19.82	7.98

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.   EARNINGS PER SHARE (Continued)

The convertible senior notes were not included in the calculation of diluted earnings per share in 2017 and 2018 because their inclusion would have been anti-dilutive.

The Company excluded outstanding share options of 1,176,660 in 2017, 888,548 in 2018 and 1,730,427 in 2019 from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

The Company excluded common shares underlying the zero-strike call option contracts from both the basic and diluted earnings per share calculation as they were considered as deemed repurchased for the purpose of calculating both basic and diluted earnings per share.

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

Measured on Recurring Basis

That Group’s financial instruments measured at fair value on a recurring basis are cash, restricted cash, short-term investments, equity securities with readily determinable fair value, available-for-sale debt securities, receivables and payables, convertible senior notes and zero-strike call options.

As of December 31, 2018 and 2019, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Short-term investments in time deposits are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Short-term investments in investment products are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

16.  FAIR VALUE MEASUREMENT (Continued)

Equity securities with readily determinable fair value are classified within Level 1 and include listed equity securities valued using quoted market prices that are currently available on the Hong Kong Stock Exchange. The fair value is measured at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

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

The Company measured the convertible senior notes at fair value on a recurring basis until their maturity on April 15, 2019. The Company reported the convertible senior notes at fair value at each balance sheet date and changes in fair value were reflected in the consolidated statements of operations and comprehensive income. Fair value of the convertible senior notes was measured using Level 1 inputs within the fair value hierarchy as they were based on quoted market prices that were available on a dealer market. See Note 14.

Fair value of the zero-strike call options was measured using Level 2 inputs within the fair value hierarchy as they were based on market prices of the Company’s publicly traded ADSs underlying the options. See Note 14.

In determining the debt issuance costs related to the convertible senior notes and zero-strike call options, the Company applied the accounting for the fair value of a share lending arrangement using Level 3 inputs. The fair value of a share lending arrangement represents the economic loss from the share lending arrangement over the expected term of the underlying zero-strike call option contract. The inputs used in calculating fair value of the share lending arrangement include the contract value of the zero-strike call options, the estimated long-term share lending commission rate and the expected term of the zero-strike call option contract. See Note 14.

The following tables summarize the Group’s assets that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy for the periods indicated:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments in time deposits	7,095,686	—	—	7,095,686
Short-term investments in investment products	—	550,000	—	550,000
Listed equity securities	159,148	—	—	159,148
Available-for-sale debt securities	—	—	448,776	448,776

		As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments in time deposits	6,855,886	—	—	6,855,886
Short-term investments in investment products	—	10,000	—	10,000
Available-for-sale debt securities	—	—	448,776	448,776
Convertible senior notes	1,725,182	—	—	1,725,182

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

16.  FAIR VALUE MEASUREMENT (Continued)

The following table provides information about Level 1 fair value measurement of listed equity securities for the period indicated:

RMB
Balance at December 31, 2018	—
Initial recognition	201,558
Unrealized loss	(42,410)
Balance at December 31, 2019	159,148

The unrealized loss on listed equity securities of RMB42,410 was recognized in the consolidated statements of operations and comprehensive income for the year ended December 31, 2019.

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt securities using significant unobservable inputs for the periods indicated:

RMB
Balance at December 31, 2016	165,217
Unrealized gain	147,602
Balance at December 31, 2017	312,819
Unrealized gain	155,387
Sale of debt securities	(19,430)
Balance at December 31, 2018	448,776
Balance at December 31, 2019	448,776

In determining the fair value of the available-for-sale debt securities, the Group utilizes an income approach of a discounted cash flow model with unobservable inputs including future cash flows, a terminal growth rate of 3%, a discount rate of 18% and a risk-free rate of 2.84%. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable companies, for the years ended December 31, 2017 and 2018.

The unrealized gain on available-for-sale debt securities of RMB110,702 and RMB116,540, representing the unrealized fair value gain netting relevant income tax of RMB36,900 and RMB38,847, was recognized in other comprehensive income for the years ended December 31, 2017 and 2018, respectively. The fair value of the available-for-sale securities was unchanged for the year ended December 31, 2019 as the Company determined that the business prospects of the investee were unchanged, its financial results were consistent with historical expectations, and there were no significant changes in the valuation assumptions used to determine the fair value of the investment.

Measured on Non-Recurring Basis

The Group’s financial assets that are measured at fair value on a non-recurring basis include certain long-term investments, intangible assets and goodwill when they were determined to be impaired.

Investments in privately held companies for which the Group elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

16.  FAIR VALUE MEASUREMENT (Continued)

The inputs used to measure the estimated fair value of intangible assets and goodwill are classified as Level 3 due to the significance of unobservable inputs used, such as historical financial information and assumptions about future growth rates and discount rates, which require significant judgment.

17.  COMMITMENTS AND CONTINGENCIES

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements for property management services for its office premises, for advertising services from media companies, for hosting and network services for its online operations and to purchase office furnishings. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Property		Hosting and
	management	Advertising	network	Office
	services	services	services	furnishings	Total
	RMB	RMB	RMB	RMB	RMB
2020	9,845	8,725	3,922	3,248	25,740
2021	5,957	—	231	75	6,263
2022	4,542	—	86	10	4,638
2023	3,155	—	25	—	3,180
2024	1,994	—	—	—	1,994

Future minimum payments under non-cancelable agreements for storage and housing rental with lease terms of 12 months or less was RMB7,984 as of December 31, 2019.

Contingencies

As of the filing date of this annual report on Form 20-F, the Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Tech JV obtained an advertising license in May 2000, when Tech JV was a 98% foreign owned entity, and a license to conduct human resource services in September 2002, when Tech JV was a 99% foreign owned entity. During the period from the date Tech JV acquired these licenses to the Group’s restructuring in May 2004, Tech JV and its licensed PRC subsidiaries conducted all of the advertising and human resource related services. Following the acquisition of these licenses and commencing these operations, the PRC government enacted laws limiting foreign ownership in entities conducting advertising and human resource related services. The PRC government has permitted 100% foreign ownership of advertising businesses since December 2005. For the foreign ownership of human resource services companies, the limitation was 70% for Hong Kong service providers and Macau service providers since June 2005 and for human resource services companies registered in several locations in the PRC, such as Pudong New District, Shanghai since June 2006. Starting from January 2008, the PRC government no longer implemented any foreign ownership percentage limitation for Hong Kong service providers and Macau service providers. Starting from December 31, 2019, the PRC government no longer implements any limitation on foreign ownership of human resource services companies.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The changes in the amount of redeemable non-controlling interests for the years ended December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB
Balance at beginning of year	228,230	225,645
Share-based compensation	7,911	—
Net loss attributable to mezzanine equity holders	(10,496)	(8,671)
Balance at end of year	225,645	216,974

19.   CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments and receivables. As of December 31, 2018 and 2019, the Group’s cash, restricted cash and short-term investments were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2019, the Company had approximately RMB9,509,906 (US$1,366,013) in cash, time deposits and investment products, which constitute about 95% of total cash, restricted cash and short-term investments, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full.

Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2017, 2018 and 2019. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2018 and 2019.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

19.   CERTAIN RISKS AND CONCENTRATION (Continued)

Currency Risk

The Group’s sales and purchase and expense transactions are generally denominated in RMB and substantially all of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

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

In addition, any change in interpretation of current laws or any future laws affecting the determination of whether a VIE is a domestic or foreign-invested company may materially impact the viability of the Group’s current corporate structure, corporate governance and business operations in many aspects. On January 1, 2020, the PRC Foreign Investment Law (“FIL”) and the Regulations for Implementation of the PRC Foreign Investment Law (“Implementation Regulations”) came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The FIL and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the FIL, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment conducted via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure, corporate governance and business operations.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts expressed in thousands of RMB and US$, except share and per share data)

20.   RELATED PARTY TRANSACTION AND BALANCES

The Company has entered into royalty agreements with Recruit Management Solutions Co., Ltd. (“RMS”) and Recruit Career Co., Ltd. (“RCC”), which are wholly owned subsidiaries of Recruit Holdings Co., Ltd. (“Recruit”), for the use of training and online assessment materials. Recruit is a shareholder of the Company. RMS took over the human resource assessment solutions business, by means of absorption-type split, from RCC on April 1, 2018 due to business reorganization. The royalty fees charged by RMS were RMB270, RMB285 and RMB345 during the years ended December 31, 2017, 2018 and 2019, respectively. The royalty fees charged by RCC were RMB20, RMB14 and nil during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the royalty payables due to RMS were RMB83 and RMB78, respectively.

21.   SUBSEQUENT EVENT

There has been an outbreak of a novel strain of coronavirus (“COVID-19”) in China, which has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China starting in early 2020. The outbreak has spread rapidly to many parts of the world, and the World Health Organization declared COVID-19 to be a pandemic in March 2020.

Substantially all of the Group’s operations and employees are based in China. Consequently, the Group’s business and results of operations may be materially and adversely affected due to the potential harmful impact of COVID-19 on the Chinese and global economy in general. Such potential impact in 2020 may include, but is not limited to, a material negative decline to revenues due to weak market demand or reduced customer budgets, slower collection of accounts receivable and additional allowances for doubtful accounts if customers do not have strong cash flows, and significant downward adjustments or impairments to the fair values of the Group’s long-term investments due to significant volatility in global financial markets. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent and the magnitude of the business disruption and the related financial impact cannot be reasonably estimated at this time. However, the Company expects its net revenues and net income in the first quarter of 2020 to decrease year over year.