Form 20-F
period 2020-12-31
51JOB, INC.
filed 2021-04-23
CIK 1295484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,406,657 common shares, par value US$0.0001 per share, as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

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

    ◻ Yes ◻ No

i

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one common share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“RMB” are to Renminbi, the legal currency of the PRC;
●	“shares” or “common shares” are to our common shares, with par value US$0.0001 per share;
●	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and
●	“US$” are to U.S. dollars, the legal currency of the United States of America.

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

We publish our financial statements in Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates solely for your convenience. All translations from Renminbi to U.S. dollars were made at the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.5250 to US$1.00 on December 31, 2020, as set forth in the Federal Reserve Board’s H.10 Statistical Release. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “should,” “is/are likely to,” “expect,” “intend,” “aim,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements included in this annual report relate to, among others:

●	our growth strategies and expansion plans;
●	our future business development, financial condition and results of operations;
●	growth and trends of the human resource services industry in China;
●	market acceptance of our products and services;
●	competition in our industry;
●	our ability to control our operating costs and expenses;
●	our ability to retain key personnel and attract new talent;
●	relevant government policies and regulations relating to our industry, corporate structure and business operations;
●	seasonality of our business;
●	fluctuations in the value of the Renminbi against the U.S. dollar and other currencies;
●	acquisitions or investments we have made or will make in the future; and
●	fluctuations in general economic conditions in China and globally.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.    Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations and comprehensive income data and selected consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheets data as of December 31, 2019 and 2020, are derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations and comprehensive income data and selected consolidated statements of cash flows data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the following information in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below do not necessarily indicate results expected for any future period.

	For the year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Income Data:
Net revenues	2,338,334	2,881,215	3,781,946	4,000,025	3,688,951	565,356
Cost of services(1)	(663,001)	(796,063)	(1,081,011)	(1,221,935)	(1,261,731)	(193,369)
Gross profit	1,675,333	2,085,152	2,700,935	2,778,090	2,427,220	371,987
Operating expenses(1):
Sales and marketing	(783,492)	(917,784)	(1,197,178)	(1,188,233)	(1,182,677)	(181,253)
General and administrative	(280,002)	(296,608)	(353,557)	(384,072)	(377,438)	(57,845)
Total operating expenses	(1,063,494)	(1,214,392)	(1,550,735)	(1,572,305)	(1,560,115)	(239,098)
Income from operations	611,839	870,760	1,150,200	1,205,785	867,105	132,889
Income before income tax expense	699,886	542,256	1,486,875	762,092	1,259,845	193,079
Income tax expense	(134,699)	(169,493)	(242,434)	(235,890)	(188,417)	(28,876)
Net income	565,187	372,763	1,244,441	526,202	1,071,428	164,203
Net loss (income) attributable to non-controlling interests	791	(874)	7,878	6,116	25,848	3,961
Net income attributable to 51job, Inc.	565,978	371,889	1,252,319	532,318	1,097,276	168,164
Earnings per share:
Basic	9.74	6.19	20.42	8.18	16.35	2.51
Diluted	9.68	6.08	19.82	7.98	16.12	2.47
Weighted average number of common shares outstanding:
Basic	58,132,976	60,087,306	61,318,292	65,049,597	67,101,601	67,101,601
Diluted	58,474,068	61,150,413	63,175,483	66,683,457	68,056,724	68,056,724
(1)	Share-based compensation was included in the selected consolidated statements of operations and comprehensive income data as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of services	(14,080)	(14,029)	(16,316)	(20,189)	(23,648)	(3,624)
Operating expenses:
Sales and marketing	(12,104)	(12,060)	(14,026)	(17,356)	(20,329)	(3,116)
General and administrative	(59,886)	(59,879)	(74,623)	(88,604)	(99,829)	(15,299)

	As of December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Assets:
Cash	1,921,074	2,292,476	1,968,351	2,294,904	3,292,698	504,628
Short-term investments	4,159,318	4,839,550	6,865,886	7,645,686	7,469,213	1,144,707
Total current assets	6,719,585	7,878,241	9,676,990	10,942,404	11,547,629	1,769,751
Total non-current assets	1,016,325	2,145,491	2,561,426	3,347,138	4,128,051	632,652
Total assets	7,735,910	10,023,732	12,238,416	14,289,542	15,675,680	2,402,403
Liabilities:
Convertible senior notes, current	1,257,709	—	1,725,182	—	—	—
Total current liabilities	2,703,022	2,042,654	4,209,468	2,833,462	2,810,417	430,715
Convertible senior notes, non-current	—	1,667,967	—	—	—	—
Other non-current liabilities	57,166	121,348	210,752	265,070	277,036	42,458
Total liabilities	2,760,188	3,831,969	4,420,220	3,098,532	3,087,453	473,173
Total mezzanine equity	—	228,230	225,645	216,974	189,811	29,090
Shareholders’ equity:
Common shares	49	50	50	53	54	8
Additional paid-in capital	1,299,350	1,809,732	2,055,036	4,901,466	5,206,154	797,878
Total 51job, Inc. shareholders’ equity	4,967,443	5,954,380	7,569,241	10,948,331	12,372,747	1,896,206
Total equity	4,975,722	5,963,533	7,592,551	10,974,036	12,398,416	1,900,140
Total liabilities, mezzanine equity and equity	7,735,910	10,023,732	12,238,416	14,289,542	15,675,680	2,402,403

	For the year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	1,074,207	1,441,563	1,792,942	1,761,773	1,405,307	215,373
Net cash used in investing activities	(489,328)	(1,434,256)	(2,280,197)	(1,678,532)	(604,885)	(92,703)
Net cash provided by financing activities	160,493	424,415	145,121	281,376	161,133	24,695
Net increase (decrease) in cash and restricted cash	783,052	371,262	(318,604)	386,952	933,883	143,124

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks that you should carefully consider before making an investment decision. These risks are discussed more fully below and include, among others:

Risks Related to Our Business:

●	A slowdown or adverse development in the Chinese or global economy may have a material and adverse impact on our customers, demand for our services and our business.
●	Because we face significant competition in all of our businesses, we may lose market share and our results of operations may be materially and adversely affected.
●	New competitors face low entry barriers to our industries, and successful entry by new competitors may cause us to lose market share and materially and adversely affect our results of operations.
●	If the online platforms we use to deliver our recruitment, training, assessment and other services do not grow in market acceptance, our business and results of operations may be materially and adversely affected.
●	The market for other human resource related services, including business process outsourcing, remains in the early development stage in China, and we may be unable to expand such existing services or successfully develop new services in this area.
●	Our business process outsourcing services may be adversely impacted by changes in PRC regulations and policies. In addition, new and future government regulations may significantly increase the number of labor disputes, which may result in higher operating costs.
●	We are subject to potential legal liability from both employers and individuals with respect to the recruitment process and our business process outsourcing services.

Risks Related to Our Corporate Structure:

●	If the PRC authorities determine that our past ownership structure was inconsistent with the requirements for operating certain of our businesses, we could be subject to sanctions.
●	We rely on agreements with Qian Cheng, Run An and their respective shareholders to receive all of the beneficial interest of these entities. These contractual arrangements may not be as effective as direct ownership.
●	The shareholders of our affiliated Chinese entities may have potential conflicts of interest with us, which may adversely affect our business.
●	The PRC laws and regulations governing our business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

Risks Related to Doing Business in China:

●	Our business could be affected by changes in China’s economic, political, regulatory or social conditions or government policies.
●	The PRC legal system has inherent uncertainties that could materially and adversely affect us.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related business and companies.
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our Common Shares and Our ADSs

●	We are controlled by a small number of our existing shareholders, whose interests may differ from those of other shareholders, and our board of directors has the power to discourage a change of control.
●	The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

Risks Related to Our Business

A slowdown or adverse development in the Chinese or global economy may have a material and adverse impact on our customers, demand for our services and our business.

The COVID-19 pandemic has had a severe and negative impact on the Chinese and global economy since early 2020. With resurgences and corresponding lockdowns continuing to occur in various countries and regions recently, the pandemic's effect on economic conditions may be prolonged. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, which may result in or intensify potential conflicts and lead foreign investors to close down their businesses or withdraw their investments in China. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, tariffs and intellectual property. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The growth of the Chinese economy has slowed in recent years and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product growth has decreased from 7.7% in 2013 to 2.3% in 2020. Substantially all of our operations are conducted in China, and our revenues are generated by providing services to PRC businesses or affiliates of foreign firms operating in China. In an environment of slower economic growth or recession, employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on online recruitment services and other human resource related services. For example, our net revenues decreased 7.8% in 2020 as our customers faced challenging conditions in their respective industries and in the general economy related to the significant adverse impact of the COVID-19 pandemic. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to an economic slowdown, we could have difficulty collecting payment from the customer. If there are slowdowns or other adverse developments in China’s economic growth, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

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

Many of our competitors or potential competitors have long operating histories, have prominent strategic partners, have local government sponsorship, have a larger customer base, and may have greater financial, management, technological development, sales, marketing and other resources than we do. They may also be able to adopt our business model and intensify competition. As a result, we may experience reduced margins, loss of market share or less use of our services by job seekers and employers. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative, technological or other advantages over our services. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and our results of operations may be materially and adversely affected.

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

We use the Internet to deliver many of our services to employers and job seekers in China. We generate the majority of our revenues from online recruitment services, which are conducted through several websites and mobile applications. We also provide certain training, assessment and testing services to our users through online channels. While the Internet has developed to a more advanced stage in China, the use of the Internet as a commercial medium has a limited history. We face challenges in promoting adoption and usage of our online platforms, which involves, among other things, changes in the way that employers disseminate information about jobs, the way that individuals search and apply for jobs, the way that prospective candidates are assessed and evaluated, the way that employers and job seekers communicate with each other, and the way that individuals can learn and develop new skills. If there are any negative perceptions as to the effectiveness of the recruitment, training, assessment or other services delivered through our online platforms, or any significant failure of the Internet to gain broader acceptance and trust as a reliable medium, our business and results of operations could be materially and adversely affected.

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

We may face greater credit risk in collecting receivables as our business process outsourcing operations grow.

In providing our business process outsourcing services to enterprises, due to the difference in timing between cash receipts and remittances, we may receive from time to time short-term deposits and advances in client funds and/or make short-term prepayments on behalf of our customers to be reimbursed to us. As our business process outsourcing operations have grown, our receivables have increased. We cannot assure you that we will be able to collect payment or reimbursement fully, or in a timely manner, on receivables from our business processing outsourcing services customers. As a result, we may face a greater risk of non-payment of these receivables, and as our business process outsourcing operations increase in scale, we may need to make increased provisions for credit losses. If we are unable to successfully manage our receivables, our results of operations and financial condition may be materially and adversely affected.

Due to seasonal variations in demand for human resource services, we experience material fluctuations in our revenue streams which affect our ability to predict our quarterly results and which may also cause quarterly results to vary from period to period.

We experience material fluctuations in our revenue streams which affect our ability to predict quarterly results. For example, in the period following the Chinese New Year holiday in the first quarter, we historically experience an increase in recruitment activity. During this peak period, demand for online recruitment and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first and second quarter results as well as their comparability to financial results of the same quarters in prior years. We usually observe significant seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment activity at calendar year end. Due to these factors, our revenues may vary materially from quarter to quarter and quarterly results may not be comparable to the corresponding periods of prior years. Such uncertainty makes it difficult for us to predict revenues for a particular quarter. Therefore, actual results may differ significantly from our targets or estimated quarterly results, which could cause the price of our ADSs to fall.

If we are not able to respond successfully to technological or industry developments, our business may be materially and adversely affected.

The market for online products and services is characterized by rapid technological developments, frequent launches of new products and services, introductions of new business models, changes in customer needs and behavior, and evolving industry standards. If we fail to adapt our products to these developments, our existing online recruitment services may become less competitive or obsolete. For example, the number of people accessing the Internet through mobile devices, including smartphones, tablets and other hand-held devices, has increased in recent years, and we expect this trend to continue as 5G and more advanced mobile communications technologies are broadly implemented. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to respond to new developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business may be materially and adversely affected.

If we are unable to protect or promote our brand names and reputation, our business may be materially and adversely affected.

If we fail to generate a large volume of recruitment advertisements, successfully develop and enhance the perception of our websites and mobile applications as leading recruitment platforms, undertake effective marketing and promotional activities, and generally provide high quality services, we may not be successful in protecting or promoting our brand names and reputation in a cost-effective manner or at all. In addition, if job seeker profiles or recruitment advertisements on our websites and mobile applications are found to contain inaccurate or false information, the value proposition of our websites and mobile applications as leading online recruitment platforms may be weakened. Furthermore, we may be subject to claims by individuals and customers seeking to hold us liable for such inaccurate or false information. Any claims, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We may dedicate significantly greater resources in the future to advertising, marketing and other promotional efforts aimed at building awareness of our brand names. Any significant damage to our reputation, the perceived quality or awareness of our brand names or services, or any significant failure on our part to promote and protect our brand names and reputation could make it more difficult for us to successfully attract job seekers, compete for customers or retain qualified personnel, which may have a material adverse effect on our business.

Negative publicity and allegations involving us, our shareholders, directors, officers, employees and business partners may affect our reputation and, as a result, our business may be negatively affected.

We, our shareholders, directors, officers, employees and business partners may be subject to negative media coverage and publicity from time to time. Such negative coverage and publicity could threaten the perception of our brand names and damage our reputation. In addition, to the extent our employees and business partners are subject to allegations of non-compliance, regardless of merit, with any relevant laws or regulations, we may also suffer negative publicity or harm to our reputation. As a result, we may be required to spend significant time and incur substantial costs in response to allegations and negative publicity, which could adversely affect our business.

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

The Internet industry is facing significant challenges regarding information security and privacy. As the use of the Internet grows in everyday life, the general public is increasingly aware of the vulnerability of confidential and private information. Certain data and services collected, provided or used by us in our systems or provided to and used by us, our partners, our customers or our job seekers contain confidential and private information, such as names, user IDs and passwords and payment or transaction related information. Our ability to store, retrieve, process, manage and protect substantial amounts of data and information, including our client and candidate databases, is an important part of our operations and a critical component of our success.

In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from unauthorized disclosure. In December 2012 and July 2013, the Standing Committee of the National People’s Congress and the MIIT issued new laws and regulations to enhance the legal protection of information security and privacy on the Internet, and also require Internet operators to take measures to ensure confidentiality of user information. The PRC Counter-Terrorism Law, which became effective on January 1, 2016, requires Internet service providers to prevent the dissemination of information containing terrorist or extremist content and conduct identity verification of individuals. The PRC Cyber Security Law, which became effective on June 1, 2017, requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In May 2020, the PRC Civil Code, which became effective on January 1, 2021, was promulgated and also provides specific provisions regarding the protection of personal information. See “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Internet Privacy and Information Security.” However, the interpretation and application of such laws in China are often uncertain and in flux.

In addition, on December 18, 2020, the PRC Ministry of Human Resources and Social Security, or the MOHRSS, issued the Regulations on the Administration of Online Recruitment Services, which became effective on March 1, 2021. These regulations require human resource service organizations engaged in online recruitment services to comply with the cybersecurity protection obligations requested by PRC laws and regulations, and adopt technical or other necessary measures to ensure the network, information system and user information security of recruitment services. At the same time, such regulations require human resource service organizations to comply with personal information protection obligations requested by PRC laws and regulations when collecting and using users’ personal information, and to establish user information protection systems for online recruitment service.

While we have adopted measures and strive to comply with all relevant data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government agencies or others, and could damage our reputation. We cannot guarantee the effectiveness of the measures we have undertaken, and such measures may still be determined as insufficient, improper or deficient by relevant authorities. Concerns about our practices and systems with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could harm our business. Any damage to our reputation and brand names may adversely impact the size, engagement and loyalty of our job seekers and employers, which could materially and adversely affect our financial condition and results of operations. There has been media coverage making allegations about our practices, and we cannot rule out similar possibilities of such in the future. We must further develop and enhance our information systems to compete effectively and ensure our compliance with relevant laws and regulations, which may require significant staff and financial resources. If our online platforms, including our websites and mobile applications, and our other products and systems are not properly maintained and secured, our operations could be seriously disrupted and our business significantly harmed.

We rely heavily on our senior management team and key personnel, and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of the members of our senior management and key personnel, in particular on Rick Yan, our chief executive officer. The loss of the services of one or more of our senior executives or key personnel, Mr. Yan in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future.

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

As a growing company, we may encounter risks and difficulties including our potential failure to:

●	implement our business model and strategy and adapt and modify them as needed;
●	increase awareness of our brand names, protect our reputation and develop customer loyalty;
●	anticipate with any degree of certainty the behavioral and operational changes of our customers that have a significant impact on our business from time to time as they respond to evolving social, economic, regulatory and political changes in China;
●	manage our expanding operations and service offerings, including the integration of any acquisitions;
●	maintain adequate control of our expenses;
●	adequately and efficiently operate, maintain, upgrade and develop our websites, mobile applications and the other platforms and equipment we utilize in providing our services;
●	improve and develop financial and management information systems, controls and procedures;
●	attract, retain and motivate qualified personnel; and
●	anticipate and adapt to changing conditions in the human resource, online and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

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

As part of our business strategy, we have made long-term investments in both private and public companies. Fair values of these investments can be negatively impacted by fluctuations in the share price of the public company we own, fair value of private companies in which we are a shareholder, business prospects, financial results, foreign exchange rates, liquidity or other factors. For example, in 2019, we recognized an impairment loss of RMB98.3 million associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition. We may suffer significant impairment losses or downward adjustments of our investments in the future, which could materially and adversely affect our financial statements.

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

PRC laws and regulations, such as the PRC Advertising Law which became effective on February 1, 1995 and its amendment which became effective on September 1, 2015, the Interim Measures for the Administration of Online Advertising promulgated by the State Administration for Industry and Commerce, or the SAIC (currently known as the PRC State Administration for Market Regulation, or the SAMR), which became effective on September 1, 2016, the Circular on Launching a Special Program to Rectify Internet Advertisements, which became effective on February 9, 2018, and the PRC E-Commerce Law, which became effective on January 1, 2019, prohibit advertising companies from producing, distributing or publishing any advertisement that contains any content that violates laws and regulations, impairs the national dignity of the PRC, infringes upon personal and property safety, discloses privacy or state secrets, harms the physical and mental health of minors or the disabled, involves designs of the national flag, national emblem or national anthem or the music of the national anthem of the PRC, is reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Advertisers, advertising companies and advertisement publishers are also required to distinguish online advertisement by the mark of “AD,” obtain a user’s prior consent before sending online advertisement, verify the content of online advertisement and properly display online advertisement. With regard to products or services displayed in the order of keyword auction or keyword bidding, a clear mark “AD” shall be affixed to the search results containing such products or services. If we are deemed to be in violation of such laws and regulations, we may be subject to penalties including confiscation of the illegal revenues, levying of fines and suspension or revocation of our business license, any of which may materially and adversely affect our business.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.”

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

We face risks related to health epidemics, including, but not limited to, COVID-19, avian flu, H1N1 flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic. Health or other government regulations adopted in response to an epidemic may require temporary closure of our offices or institute travel restrictions which could adversely affect our ability to provide services to our customers throughout China. Our operations could also be disrupted if any of our employees are suspected or confirmed of contracting a disease, which could require us to quarantine some or all of these employees or disinfect our offices. In addition, our results of operations could be adversely affected to the extent that an epidemic harms the Chinese or global economy in general.

Our results of operations have been, and may continue to be materially and adversely affected by COVID-19. To contain the spread of COVID-19, the Chinese government has instituted certain emergency measures. Due to the extension of the Chinese New Year holidays, quarantines, closure of businesses and facilities, and travel bans then in place, the traditional peak season for recruitment activity was significantly disrupted in the first quarter of 2020. Overall market demand for our online recruitment services was negatively impacted as our customers adapted to the challenges brought on by COVID-19, delayed or canceled their hiring plans, and curtailed their spending on our platforms in 2020. Our ability to conduct in-person recruitment events and training seminars was also affected by restrictions and limitations on social gatherings that were in effect from time to time. As a result, for the year ended December 31, 2020, our online recruitment services revenues decreased 13.1% and the growth of our other human resource related revenues slowed to 0.8%. While containment measures have been relaxed as of the date of this annual report, there have been occasional regional outbreaks of COVID-19 in China and authorities may again take these or further measures to keep the pandemic in check.

There are still significant uncertainties as to COVID-19's future and long-term impact, and the extent of the impact will depend on a number of factors, including, but not limited to, the duration and severity of COVID-19, the possibility of new waves and resurgences, the development and progress of vaccine distribution programs and medical treatments, and the actions taken by government authorities in response to an outbreak, which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses and the valuation of long-term investments and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

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

The PRC government has historically regulated foreign ownership in entities providing advertising and human resource related services. Prior to March 2004, PRC laws and regulations prohibited foreign persons from owning a controlling interest in advertising entities. Foreign ownership in entities providing human resource related services was limited to 49% beginning in November 2003. These foreign ownership restrictions have been relaxed and foreign persons are now permitted to wholly own entities that provide advertising and human resource related services in China.

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

If we or any of our subsidiaries or affiliated entities were found to have been in violation of PRC laws or regulations governing foreign ownership of advertising or human resource services businesses and the proper operation of our businesses, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

●	levying fines;
●	revoking business licenses;
●	blocking our websites and mobile applications;
●	restricting or prohibiting our use of proceeds from any capital raisings to finance our business and operations in China;
●	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or
●	requiring us to discontinue all or a portion of our business.

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

According to the PRC Civil Code which became effective on January 1, 2021 and replaced the PRC Property Rights Law, the effectiveness of an equity pledge will be denied if the pledge is not registered. Under an equity pledge agreement, the shareholders of Run An have pledged their respective equity interests to WFOE. This equity pledge has been duly registered with the relevant local branch of the SAMR.

Although we believe our business operations and contractual arrangements are in compliance with current PRC regulations, if we or any of our subsidiaries or affiliated entities or any of our contractual arrangements are found to be or to have been in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would likely have broad discretion in dealing with such violation, including but not limited to:

●	levying fines;
●	revoking business licenses;
●	blocking our websites and mobile applications;
●	restricting or prohibiting our use of proceeds from any capital raisings to finance our business and operations in China;
●	requiring us to restructure the ownership structure or operations of our subsidiaries or affiliated entities; and/or
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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

If the contractual arrangements with our affiliated Chinese entities are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, the FIL requires foreign investors or foreign-funded enterprises to submit the investment information to relevant governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures and/or be subject to fines. Moreover, the FIL provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.

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

Under the EIT Law and its implementation rules, enterprises incorporated under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to an EIT rate of 25% on their worldwide income. Under the implementation regulations issued by the State Council, relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the production and business operations, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Taxation Administration, or the STA, issued the Circular on Identification of China-Controlled Overseas-Registered Enterprises as Resident Enterprises on the Basis of Actual Management Organization, or Circular 82, which further provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. For more details about these criteria, please refer to “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation.” Although Circular 82 only applies to offshore enterprises controlled by enterprises or an enterprise group located within the PRC, the determining criteria set forth in Circular 82 may reflect the tax authorities’ general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. We are a Cayman Islands holding company and substantially all of our operational management is based in China. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we cannot assure you that we will not be considered as a PRC tax resident enterprise. If we are considered to be an enterprise established outside China with “de facto management bodies” located in China and thus a resident enterprise, we may be subject to the uniform 25% EIT rate as to our global income, which could have a material adverse effect on our results of operations.

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

The STA issued the Circular on Strengthening the Management of Enterprise Income Tax Collection of Income Derived by Non-Resident Enterprises from Equity Transfers, or Circular 698, in December 2009, which addresses the transfer of equity by non-PRC tax resident enterprises. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, it is required to report such Indirect Transfer to the PRC tax authority if the overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% or does not levy tax on such foreign-sourced capital gains of its residents. If the overseas holding company mainly serves as a tax avoidance vehicle and does not have any reasonable business purpose, the PRC in-charge tax authority may, upon verification of the STA, disregard the overseas holding company and re-characterize the Indirect Transfer by referring to its economic essence, and as a result, the overseas controlling party may be subject to a 10% PRC tax for the capital gains realized from the Indirect Transfer.

On February 3, 2015, the STA issued the Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-Resident Enterprises, or Bulletin 7, which supersedes the provisions of Circular 698 in relation to Indirect Transfers, while the other provisions of Circular 698 remain in force. Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Bulletin 7 extends its tax jurisdiction to not only include Indirect Transfers as set forth under Circular 698 but also transactions involving the transfer of real property in China and the assets of an establishment or place situated in China, through the offshore transfer of a foreign intermediate holding company. Under Bulletin 7, if an Indirect Transfer is re-characterized as a direct transfer, the transaction will be subject to (i) 25% EIT rate on the gains derived from the transfer of the property of an establishment or place situated in China, or (ii) 10% EIT rate on the gains derived from the transfer of real property situated in China or equity interests in PRC resident enterprises, unless an applicable tax treaty provides otherwise. Moreover, Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. However, Bulletin 7 also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment of whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. The transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the STA issued the Bulletin on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-Resident Enterprises, or Bulletin 37, which repeals Circular 698 effective on December 1, 2017. Bulletin 37 further elaborates on the taxable income from equity transfer, which is the balance of deducting the equity’s net value from the total income from equity transfer. The equity’s net value refers to (i) the capital actually contributed by the equity transferor when it invested in the PRC resident enterprise, or (ii) the actual cost at which the equity transferor bought such equities from its predecessor. Where such equity depreciates or appreciates during the shareholding by the transferor, and the amount depreciated or appreciated can be determined pursuant to the regulations issued by the relevant finance and tax authorities, such equity’s net value should be adjusted accordingly.

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

Certain PRC regulations and rules establish additional procedures and requirements for mergers and acquisitions in China. Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party. Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, among others, as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law. In addition, six PRC regulatory agencies, including the PRC Ministry of Commerce, or the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the STA, the SAIC, the CSRC and the PRC State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands.

On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Guideline on Anti-Monopoly of Platform Economy Sector, or the Guideline, which went into effect on the same day. The Guideline aims at specifying some of the circumstances under which an activity of Internet platforms may be identified as a monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation, claims and negative publicity against us and could have an adverse effect on our business, financial condition and results of operations.

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

Local governments in China have granted financial incentives from time to time to some of our PRC subsidiaries as part of their efforts to encourage and support the development of local businesses. We received approximately RMB173.8 million, RMB202.4 million and RMB169.8 million (US$26.0 million) in financial incentives from local governments in 2018, 2019 and 2020, respectively. The timing, amount and criteria of incentives are determined within the sole discretion of the local government authorities and cannot be expected or predicted before we actually receive any incentives. Local governments may decide to reduce or eliminate incentives or change their policies at any time, and we cannot assure you of the continued availability of these incentives. Any reduction or elimination of incentives would materially and adversely affect our results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and U.S. dollar in the future.

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

In addition, the STA has issued circulars concerning employee share options. Under these circulars, individuals working in China who exercise share options will be subject to PRC individual income tax. We have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal and administrative sanctions.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC has adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will not be required to comply with these rules until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The interim final rules will become effective on May 5, 2021. It is unclear when the SEC will complete its final rulemaking and when such final rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on a securities exchange outside the jurisdiction of the United States by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, or any related adverse regulatory development in the PRC, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Common Shares and Our ADSs

We are controlled by a small number of our existing shareholders, whose interests may differ from those of other shareholders, and our board of directors has the power to discourage a change of control.

As of March 31, 2021, the following shareholders beneficially owned 36.5 million common shares:

●	Recruit Holdings Co., Ltd., or Recruit, a leading human resource and information services company in Japan listed on the Tokyo Stock Exchange, which beneficially owned 23.4 million common shares, or approximately 34.8% of our issued and outstanding common shares, and which is affiliated with Junichi Arai, one of our directors; and
●	Rick Yan, our chief executive officer and a director, who beneficially owned 13.1 million common shares, or approximately 19.2% of our issued and outstanding common shares.

These shareholders, together with our other directors and members of senior management, beneficially owned approximately 39.4 million common shares. Accordingly, Recruit or Mr. Yan individually could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, these parties could violate their director or employment agreements with us or otherwise violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders.

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes or revisions by us to previously released operating and financial targets;
●	announcements by us or our competitors of new services, significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	changes in financial estimates or recommendations by securities analysts;
●	conditions in our industry, which is the market for online recruitment services and other human resource related services in China;
●	additions or departures of key personnel;
●	public perception or negative news about us, our services or our industry;
●	fluctuations of exchanges rates between the Renminbi and U.S. dollar;
●	approvals or revocations of operating licenses or permits in relation to our business;
●	pending or potential litigation or regulatory investigations; and
●	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the trading prices for Internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated or disproportionate to the operating performance of such companies. These market and industry fluctuations may significantly affect the trading price of our ADSs. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Furthermore, volatility or a lack of positive performance in our ADS price may adversely affect our ability to retain key employees, most of whom have been granted stock options.

The future sales, or perceived potential sales, of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. We cannot predict what effect, if any, market sales of securities held by our shareholders will have on the market price of our ADSs. In addition, if we pay for our future acquisitions in whole or in part with additionally issued common shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the common shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the common shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions.

Under our amended and restated memorandum and articles of association, the minimum notice period required for convening either an annual general meeting or an extraordinary general meeting called to vote on matters requiring the approval by special resolution is 20 days. The minimum notice period for other extraordinary general meetings is 14 days. When a general meeting is convened, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the underlying common shares represented by your ADSs are not voted as you requested.

Under our deposit agreement, the depositary will give us a discretionary proxy to vote the common shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we have instructed the depositary that we do not wish a discretionary proxy to be given or any of the other situations specified under the deposit agreement takes place. The effect of this discretionary proxy is that you cannot prevent common shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company.

You may not receive distributions on common shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Act (As Revised), as amended and revised from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

Our amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue preferred shares without approval by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents (other than royalties or rents derived in the active conduct of a trade or business and not derived from a related person), annuities, net gains from the sale or exchange of property producing passive income, and net foreign currency gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The determination of whether we are a PFIC is made annually.

Based on the past composition of our income and assets and the value of our assets, including goodwill, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2020. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, which may be determined, in large part, by reference to the market price of our ADSs. Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

In addition, if it is determined that we do not own the equity of our affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC. There exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from those of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes.

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

ITEM 4.        INFORMATION ON THE COMPANY

A.    History and Development of the Company

We commenced our business in 1998. In March 2000, our founders incorporated a new holding company, now called 51job, Inc., as an exempted company with limited liability in the Cayman Islands under the Cayman Islands Companies Act (As Revised). Subsequently, 51job, Inc. acquired 51net.com Inc., or 51net, a British Virgin Islands business company and the registered owner of our www.51job.com domain name, and other subsidiaries to become the holding company of our corporate group. As of December 31, 2020, we mainly operated our business through the following significant PRC subsidiaries and affiliated Chinese entities:

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

In September 2004, we completed our initial public offering of 6,037,500 ADSs and the trading of our ADSs commenced on the NASDAQ Global Select Market under the symbol “JOBS.”

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

In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of 3.25% convertible senior notes due 2019. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes matured on April 15, 2019 and were converted into our ADSs at a rate of 23.3952 ADSs per US$1,000 principal amount, which resulted in the issuance of 4,035,664 shares and a cash payment of approximately US$704 for the fractional shares.

From time to time, we have selectively acquired or invested in businesses that complement our existing business, and we intend to continue to do so in the future to expand and develop our business. In 2018, we made several long-term investments totaling RMB156.8 million, which included companies that provide talent assessment, human resource consulting and business process outsourcing services as well as participation in investment funds that are focused on companies that primarily provide services in the education and training market in China. In 2019, we made several long-term investments totaling RMB876.6 million, which included companies that provide technology solutions, talent management, education and business process outsourcing services. In 2020, we made long-term investments totaling RMB25.1 million (US$3.8 million) in companies that provide recruitment and business process outsourcing services. We have utilized our existing cash resources for payments related to these acquisitions and investments.

See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources” for a discussion of our capital expenditures.

Our principal executive offices are located at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86-21-6160-1888. Our principal website address is www.51job.com. The information on our websites should not be deemed to be part of this annual report.

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

We generate a significant majority of our revenues from our online recruitment services. Our online recruitment services business generated 64.3% of our revenues in 2018, 61.8% of our revenues in 2019 and 58.2% of our revenues in 2020. Other human resource related services generated 35.7% of our revenues in 2018, 38.2% of our revenues in 2019 and 41.8% of our revenues in 2020.

Online Recruitment Services

Our online recruitment services are delivered through several brand names. Each website and its corresponding mobile application focuses on the needs of job seekers and employers in a designated labor market segment or demographic group in China.

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

On the 51job.com platform, employers can:

●	post recruitment advertisements, search our job candidate database and download resumés;
●	manage, organize and streamline the recruitment process, such as to track applicant status, establish interview schedules, retain past job postings and maintain candidate folders;
●	place advertising banners, trademarks, logos, website hyperlinks and other forms of advertising to promote their corporate image;
●	utilize enhanced marketing tools, such as priority placement of their job postings in keyword search results and e-mail marketing campaigns to a targeted group of job seekers;
●	communicate with applicants through direct messages, online chat and video interview on our platform;
●	verify job candidate details through an online background-checking report; and
●	broadcast corporate videos and live stream recruitment events.

In addition, we offer website design as a value-added service to increase the corporate image of employers. We can build customized “private label” recruitment websites with the “look and feel” of a dedicated website. We design these sites in-house to client specifications and operate and maintain these sites for our clients.

For job seekers, 51job.com has online tools which allow them to:

●	view all current recruitment advertisements and search for positions using keywords or based on a number of criteria, including city of employment, industry, job function, company type, and salary level;
●	submit resumés directly to prospective employers to apply for a desired position;
●	organize job applications and track submission status;
●	manage privacy settings and determine level of interest to be contacted about job opportunities;
●	obtain career development advice, salary benchmarking data and other job-related information;
●	set up job alerts and notifications for specific companies of their choice; and
●	receive recommendations of job opportunities matching the job seeker’s profile and preferences.

We believe that 51job.com is one of the largest dedicated national recruitment websites in China in terms of the number of recruitment advertisements. We also believe that 51job.com is among the largest in terms of the number of registered job user accounts and posted job seeker resumés, with approximately 171 million user accounts established since the launch of this website in 1999 and approximately 154 million resumés posted online as of December 31, 2020. We believe that 51job.com is perceived as a “destination site” by job seekers because of its large volume of advertisements and the job search, training, and general career management content available on the website.

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

www.51jingying.com. The website www.51jingying.com, or Jingying, is a platform that connects recruiters with primarily passive job seekers who are usually currently employed, older, more experienced and highly skilled. We believe that Jingying addresses a segment of the labor market in China that has been traditionally served by a highly fragmented, offline community of local, small headhunting firms. Through Jingying, recruiters may post employment opportunities and search job candidate profiles. Conversely, job seekers can apply to these listings and access recruiter profiles that provide background details on industry of expertise, previous job placements and verification of professional credentials. Jingying’s complementary mobile application also enables users to digitally scan name cards, manage contacts and build their own professional networks.

www.lagou.com. Lagou.com is a recruitment website specializing in technology and engineering talent in China. Recruitment advertisements on Lagou.com come from employers seeking to hire for positions such as software developers, computer programmers, web designers, systems administrators, data analysts and project managers. For the convenience of its targeted audience of technology and engineering professionals, job opportunities on Lagou.com are organized and categorized into niches in the technology hiring spectrum, such as positions requiring experience with a certain programming language or those openings specifically in the emerging areas of artificial intelligence, big data or cloud computing. Lagou.com also provides industry trends, company profiles and reviews, and user discussion forums.

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

Mobile applications. For all of our online brand names, we have mobile applications that enable job seekers to access their accounts through mobile devices and utilize most functions available on their respective websites. We believe that these mobile offerings help job seekers receive information anywhere and anytime, allowing them to more quickly apply to desired job positions and respond to employers when they do not have readily available access to a personal computer. We believe these mobile offerings increase job seeker engagement, provide important real-time benefits and enhance the job search experience for our users.

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

Campus Recruitment. We provide campus recruitment services to corporations seeking to recruit college and university students. We assist corporations with recruitment strategy, the selection of targeted schools, the scheduling of campus visits, and the marketing and promotion of their image to students. We handle on-campus logistical arrangements and event management for our clients, including venue reservation, event design and decor, equipment rental, photography and videography. We also create, produce and broadcast media content and live stream events on the Internet for our clients related to their recruitment activities.

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

Seasonality

Our business experiences seasonal variations in recruitment demand and activities. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Key Factors Affecting Our Results of Operations” for a discussion of seasonality in the human resource services market.

Technology

We design and update our websites and mobile applications as well as develop our proprietary software entirely in-house. We own the copyrights, software, trademarks and other intellectual property with respect to the design and content of our websites and mobile applications, other than the advertisements and trademarks provided by our advertisers.

We employ a large team of graphic designers and technical staff to create, update and enhance our websites, mobile applications and user interfaces. We also design, build and provide assistance to customers whose recruitment websites we are maintaining. New recruitment advertisements provided to us by employers who have purchased and registered online accounts generally appear on our platforms within a few hours.

We may experience slower Internet service from our Internet service providers as a result of technical difficulties associated with high traffic volumes, computer viruses, the proliferation of “spam” e-mail traffic and other difficulties that generally affect Internet traffic. We have not been subject to significant targeted disruptions or hacking, and we believe that difficulties we have experienced relating to the speed of the Internet service and web-hosting provided by the telecommunications service providers are consistent with the difficulties that affect Internet service in China generally. To date, our websites and mobile applications have not gone off-line or been shut down for any significant period of time. We do not believe that our business has been materially disrupted or negatively affected by technical difficulties with respect to our websites and mobile applications. However, we cannot assure you that our business will not face material disruptions or damage from spam, viruses, hacking or other technical difficulties. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — Hacking and computer viruses may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand names;” “— We face risks related to health epidemics and other natural disasters;” and “— We are dependent on our Internet service providers, and we are vulnerable to failures of the Internet, telecommunications networks in China and our technology platform.”

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

Other Human Resource Related Services

We believe the market for business process outsourcing services is underpenetrated and at a relatively early stage of development in China. Our key competitors are typically service agencies affiliated with or sponsored by local government and human resources and social security bureaus. For campus recruitment services, we generally face those competitors that also provide online recruitment services. In the training services market, we face competition primarily from small, local training firms or individual trainers who specialize in specific areas of expertise. The competition in the placement and executive search services market in China is largely fragmented.

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

Direct Marketing. We target employers principally through direct marketing, which we believe has been highly effective in attracting new customers and serving existing customers. As of December 31, 2020, we employed nearly 4,300 sales and account management representatives that identify and directly contact customers via the Internet, telephone and personal sales visits. We maintain local offices in more than 30 cities in China and have also established a national sales and customer service call center in Wuhan. We train our sales staff to cross-sell all of our services and to design comprehensive packages of human resource services for clients to meet their specific requirements. In addition, we believe that the personal nature of direct marketing has enabled us to better understand the needs of our existing and prospective customers and helped us to develop new products and services.

Event Marketing. We organize customer events, such as recruiting workshops, product information seminars, industry roundtables and networking events, to provide our sales team an opportunity to personally interact with employers and understand their recruitment and human capital management needs.

Online and Mobile Marketing. We utilize advertising, such as banner advertisements, keyword and hyperlink purchases, paid listings and video, to promote our brand names on the Internet and mobile marketplaces. We also conduct and sponsor online promotion campaigns such as drawings, giveaways and contests to attract traffic, increase usage and enhance the loyalty of job seekers to our websites and mobile applications.

Mass Media Advertising. We use traditional mass media advertising to increase our brand visibility and corporate image. We advertise through various media, including outdoor advertising on digital displays, billboards, bus stops and public transportation.

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

On December 31, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in China, the foreign investor or the foreign-invested enterprise must submit the investment information to the relevant commerce department.

On December 19, 2020, the PRC National Development and Reform Commission, or the NDRC, and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and Internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target; (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target; or (iii) has material impact on target's business decisions, human resources, accounting and technology.

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

Human Resource Services Companies

The principal regulation governing foreign ownership in human resource services companies in China is the Interim Regulations on the Administration of Foreign-Invested Enterprise as Human Resource Agencies (2003, as amended in 2005, 2015 and 2019, formerly known as the Interim Regulations on the Administration of Sino-Foreign Equity Joint Venture as Human Resource Agencies), or the Human Resource Regulations for Foreign Investment, jointly promulgated by the MOHRSS, the MOFCOM and the SAIC. Before the revision of this regulation on December 31, 2019, the percentage of foreign ownership in the equity interest of a human resource services company was subject to limitations. Foreign investors are now permitted to wholly own entities that provide human resource related services.

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

The principal regulations governing foreign ownership in ICPs in China include:

●	Administrative Rules for Foreign Investments in Telecommunications Enterprises (2016 Revision), effective on February 6, 2016;
●	Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), effective on July 23, 2020; and
●	Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2020 Version), effective on July 23, 2020.

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

Human Resource Services

Human resource services firms in the PRC are mainly regulated by the MOHRSS. The principal regulations applicable to human resource services firms include:

●	Regulations on the Administration of Human Resource Markets (2001, as amended in 2005, 2015 and 2019);
●	Human Resource Regulations for Foreign Investment (2003, as amended in 2005, 2015 and 2019); and
●	Provisional Regulations on Human Resource Markets (2018).

Any entity providing human resource services in China, whether it is a PRC entity or foreign-invested entity, must obtain a human resource services license from the local administration of human resources and social security at the county level and above.

Based on the specific businesses engaged in by commercial human resource service organizations, different licensing procedures are required. For those engaging in employment agency activities, a human resource services license must be obtained. For those engaging in the collection and dissemination of human resource supply and demand information, employment and entrepreneurship guidance, human resource management consulting, human resource evaluation, human resource training, and those undertaking outsourcing contracts of human resource services, only the completion of filing formalities is required.

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

Online Recruitment Services

Our online recruitment services is subject to the Regulations on the Administration of Online Recruitment Services, or Online Recruitment Regulations, which was promulgated by the MOHRSS on December 18, 2020 and became effective on March 1, 2021.

Regarding the business qualifications for the engagement of online recruitment services, the Online Recruitment Regulations require that operators must obtain a human resource services license in accordance with PRC laws and must also obtain the relevant telecommunication license if any telecommunication service is involved.

Furthermore, operators engaged in online recruitment services must strictly abide by relevant compliance obligations according to the Online Recruitment Regulations, including but not limited to: (i) continuously publicize information such as business licenses, human resource service permits, or relevant identification links in prominent locations on the home pages of their websites and mobile applications; (ii) establish online recruitment information management systems to review the authenticity and legality of the materials provided by employers; (iii) perform the cybersecurity protection and personal information protection obligations according to PRC laws and regulations; (iv) ensure that the cross-border transfer of personal information and important data that is collected within the PRC complies with PRC laws; (v) clearly state service terms and fee standards to workers without collecting deposits from workers; (vi) establish a complaint and report system for online recruitment services; (vii) formulate platform service agreements and service rules; and (viii) record and keep relevant recruitment and service information for at least three years.

Online Commerce

The SAIC promulgated the Administrative Measure for Online Trading on January 26, 2014, which applies to all online commerce businesses in general and requires all online commerce operators to register with the SAIC or its local offices.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or New Online Trading Measures, which will come into effect on May 1, 2021 and replace the above original Administrative Measure for Online Trading. The New Online Trading Measures also apply to all online commerce business conducted through information networks in general, with particular emphasis on transactions through online social networking and online live streaming. Under the New Online Trading Measures, online trading operators shall perform relevant compliance obligations, such as registration with the SAMR, protection of customers’ personal information and fair competition.

Under the PRC E-Commerce Law, which became effective on January 1, 2019, e-commerce operators are required to abide by the relevant provisions of the PRC Advertising Law when transmitting advertisements to the consumer. With regard to products or services displayed in the order of keyword auction or keyword bidding, a clear mark “AD” must be affixed to the search results containing such products or services.

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

On March 12, 2021, the CAC, the MIIT, the PRC Ministry of Public Security, or the MPS, and the SAMR jointly promulgated the Regulations on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which will become effective on May 1, 2021. According to these regulations, an application may not refuse a user from using its basic functional services if the user disagrees to provide unnecessary personal information. In particular, basic functional services of job hunting and recruitment applications are the "exchange of job hunting and recruitment information," and the necessary personal information includes mobile phone numbers of registered users and resumés provided by job seekers. Additionally, the regulations also apply to mini programs, which are applications developed and based on open platform interfaces and available to users without installation.

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

Regulations Relating to Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including copyrights, trademarks, and domain names.

Copyright. The PRC Copyright Law, or the Copyright Law, was adopted in 1990 and amended in 2001, 2010 and 2020. The latest revision will come into effect on June 1, 2021. Under the currently effective Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

The Regulation for the Protection of Computer Software was promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013. To further implement this regulation, the Computer Software Copyright Registration Measures, which was promulgated by the National Copyright Administration on February 20, 2002, regulates software copyright registration, exclusive licensing contracts of software copyright and transfer agreements. Although such registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection.

Trademarks. Registered trademarks are protected under the PRC Trademark Law adopted in 1982 and revised in 2001, 2013 and 2019. Trademarks can be registered with the Trademark Office of the CNIPA for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the CNIPA for the record, and the failure to complete such filings may cause the trademark license agreements to be unenforceable against bona fide third parties.

Domain names. Domain names are protected under the Administrative Measures on Internet Domain Names, which was promulgated by the MIIT on August 24, 2017 and became effective in November 2017. The MIIT is the major regulatory body responsible for the administration of PRC Internet domain names, and under the supervision of the MIIT, the China Internet Network Information Center is responsible for the daily administration of “.cn” domain names and Chinese domain names. Any party that engages in Internet information services shall use its domain name in compliance with laws and regulations, and shall not use its domain name to commit any illegal act.

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

On May 28, 2020, the National People's Congress approved the PRC Civil Code, or the Civil Code, which came into effect on January 1, 2021 and abolished the General Rules of the Civil Law of the PRC. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.

On July 7, 2020, the Standing Committee of the National People's Congress issued the Draft Data Security Law for public comments. The Draft Data Security Law proposes to establish a series of fundamental systems for data security management in the PRC. Under the Draft Data Security Law, organizations and individuals shall fulfill the data security protection obligations, including but not limited to: (i) to establish data security management systems and undertake data security education and training, as well as technical security measures; (ii) to strengthen risk monitoring of data activities and report to the relevant authorities any data security incidents promptly; (iii) to obtain data in a legal and proper manner; (iv) to require a data provider to explain data sources and authenticate the identity of the trading parties when providing transaction intermediary services; and (v) not to provide data stored within the PRC to any overseas law enforcement agency until approval is obtained from the relevant authorities. As of the date of this annual report, the Draft Data Security Law is still pending approval and has not come into effect.

On October 21, 2020, the Standing Committee of the National People's Congress issued the Draft Personal Information Protection Law for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. As of the date of this annual report, the Draft Personal Information Protection Law is still pending approval and has not come into effect.

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

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange effective in 1996, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its relevant local counterpart.

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

The SAFE promulgated the Notice of the SAFE on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises, or Circular 19, on June 1, 2015, which superseded Circular 142. Under Circular 19, foreign-invested enterprises are allowed to settle 100% of their foreign currency-denominated capital in Renminbi on a discretionary basis. The Renminbi obtained by foreign-invested enterprises from the discretionary settlement of their capital in foreign currencies must be managed under the accounts for foreign exchange settlement pending payment, and foreign-invested enterprises must make various payments from such account for the following scope of use: expenditure within the business scope; payment for domestic equity investment and Renminbi deposits; transfers to the special centralized fund management account and the account for foreign exchange settlement pending payment under the same name; repayment of the Renminbi loans that have been fully used; repayment of external debts directly or by foreign exchange purchase and payment; external payment of funds to foreign investors due to capital reduction or divestment directly or by foreign exchange purchase and payment; external payment of current account expenditure directly or by foreign exchange purchase and payment; and other capital account expenditure registered by the relevant foreign exchange bureau (bank) or approved by the relevant foreign exchange bureau. Foreign-invested enterprises may not use their capital and the Renminbi obtained from foreign exchange settlement for any of the following purposes: direct or indirect use for expenditure beyond its business scope or expenditure prohibited by PRC laws and regulations; directly or indirect use for investment in securities, unless otherwise prescribed by laws and regulations; directly or indirect use for granting entrusted loans (unless permitted under its business scope), repaying inter-company loans (including third party advances) and repaying Renminbi bank loans that have been transferred to a third party; or use for the expenses related to the purchase of real estate not for self-use, unless it is a foreign-invested real estate enterprise. Circular 19 may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

In addition, the STA has issued circulars concerning employee share options. Under these circulars, individuals working in China who exercise share options will be subject to PRC individual income tax. We have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends paid by foreign-invested enterprises include:

●	PRC Foreign Investment Law (2020);
●	Implementation Regulations for the PRC Foreign Investment Law, or the Implementation Regulations (2020);
●	PRC Company Law (1993), amended in 1999, 2004, 2005, 2013, and 2018;
●	PRC Partnership Enterprise Law (1997), amended in 2006; and
●	PRC Enterprise Income Tax Law and its Implementation Rules (2007), amended in 2017, 2018, and 2019.

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

Under the FIL, where a foreign investor acquires any domestic enterprise in the PRC or participates in the concentration of business operators by other means (i.e., obtaining control over or decisive influence on other business operators by means of merger, acquisition of equity interests or assets, or contracts, among others, as defined in the PRC Anti-Monopoly Law), it is subject to review on concentration of business operators pursuant to the PRC Anti-Monopoly Law. Additionally, under the Guideline on Anti-Monopoly of Platform Economy Sector, which became effective on February 7, 2021, the concentration of undertakings that involves a contractual arrangements structure falls within the scope of anti-monopoly review of concentration of undertakings.

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

51job, Inc.
(Cayman Islands)
66%
Lagou Information Limited (“Lagou”) (1)
(Cayman Islands)
100%
51net HR(2)
(Cayman Islands)
100%
51net Beijing
(Cayman Islands)
100%
51net.com Inc.
(“51net”)(3)
(British Virgin Islands)
Outside PRC
Inside PRC
100%
Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. (“WFOE”)(4)
50%
Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Tech JV”)(5)
Shareholders
Jingwu Chen (50%)
Tao Wang (50%)
100%
Beijing Run An Information Consultancy Co., Ltd. (“Run An”)(2)(6)
100%
Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”)
1%
100%
Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (“Wuhan AdCo”)(7)
49%
Equity interest
Contractual arrangements

(1)	Acquired in December 2017. Includes Lagou Information HongKong Limited, a wholly owned Hong Kong subsidiary, which is the shareholder of Beijing Lagou Science and Technology Co, Ltd., a PRC wholly foreign owned enterprise.
(2)	Includes Shanghai Wang Ju Human Resource Consulting Co., Ltd., incorporated in the PRC, which conducts human resource services and is 70% owned by 51net HR and 30% owned by Run An.
(3)	In addition, 51net directly or indirectly wholly owns three PRC subsidiaries which have no current operations: Shanghai Wang Ju Advertising Co., Ltd.; Wang Jin Information Technology (Shanghai) Co., Ltd., or Wang Jin; and Wuhan Wang Cai Information Technology Co., Ltd.
(4)	Includes Shanghai Jinli Information Technology Co., Ltd., a wholly owned subsidiary with no current operations.

(5)	Includes four PRC subsidiaries of Tech JV: Qianjin Human Resource Services (Guangzhou) Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., a wholly owned subsidiary which conducts human resource services; Shanghai Yishu Information Technology Co., Ltd., a wholly owned subsidiary which conducts online recruitment services; and Beijing Zhiding Youyuan Management Consulting Co., Ltd., a 60% owned subsidiary which conducts human resource services. In addition, Tech JV directly or indirectly owns four PRC subsidiaries which have no current operations: Qianjin Wu You Network Technology (Shanghai) Co., Ltd., a wholly owned subsidiary; Shanghai Qianjin Advertising Co., Ltd., or AdCo, an 80% owned subsidiary; Shanghai Wang Cai Advertising Co., Ltd., or Wang Cai, a subsidiary jointly owned by Tech JV and AdCo; and Zhongli Information Technology Services (Shanghai) Co., Ltd., a subsidiary owned by Tech JV, Wang Cai, Wang Jin and AdCo.
(6)	Includes Beijing Lagou Network Technology Co., Ltd., a 60% owned PRC subsidiary which conducts online recruitment services. In addition, Run An directly and indirectly wholly owns three PRC subsidiaries which have no current operations: Ningbo Yijian Network Science and Technology Co., Ltd.; Shenzhen City Huiyuan Cultural Industry Communication Co., Ltd.; and Wanyi (Shanghai) Internet Information Service Co., Ltd.
(7)	Includes Qianjin Zhong Cheng Technology (Wuhan) Co., Ltd., a wholly owned PRC subsidiary which conducts human resource services.

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

D.    Property, Plants and Equipment

Our executive offices as well as our principal marketing and development facilities, comprising approximately 12,600 square meters, are currently located at No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. We operate a national sales and customer service call center with a total floor area of approximately 18,840 square meters across two locations in Wuhan. We also maintain a large sales office in downtown Shanghai comprising of three floors in an office building, totaling approximately 4,845 square meters. In addition, we lease space for our network of sales offices and service locations in more than 30 cities across China, including Beijing, Chengdu, Guangzhou, Hangzhou, Nanjing, Shanghai, Shenzhen and Wuhan. As of the date of this annual report, we have leases for office space totaling approximately 44,500 square meters. We believe that we will be able to obtain adequate facilities to accommodate our expansion plans in the near future.

In March 2018, we completed the acquisition of office space in Shanghai to accommodate our growing business operations. The purchase price was RMB57.4 million and was fully paid from our existing cash resources.

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

For the year ended December 31, 2020, our online recruitment services generated approximately 58% of our revenues with the remaining 42% from our other human resource related services.

Key Factors Affecting Our Results of Operations

Growth of the Chinese Economy and Demand for Human Resource Services in China

China’s economic growth has served as an important catalyst for the development of the country’s human resource services industry. The rise of the private sector as well as the increasing contribution of the service industry to gross domestic product has also driven a proliferation of new enterprises that has led to increased market liberalization and competition. As a result, companies in China are recognizing the need for improved recruitment and talent management processes, which stimulates the demand for human resource services.

Our financial results are sensitive to the overall growth of the Chinese economy and market demand for human resource services, in particular recruitment services. We could be adversely affected by an economic slowdown, geopolitical uncertainty or other negative developments that harm China’s economy. In an environment of slower economic growth or recession, market demand for human resource services may decline. Employers may take actions such as hiring fewer employees, engaging in hiring freezes, reducing the number of employees and curtailing spending on human resource services. If this occurs, our financial condition and results of operations may be adversely affected by lower or negative revenue growth rates, margin contraction and decreased profitability. For example, due to the global economic and financial market crisis, the Chinese economy saw a downturn in economic activity, and we experienced a period of revenue reduction and lower margins in 2008 and 2009. Recently, our results of operations have been affected by the COVID-19 pandemic’s impact on the Chinese and global economy. For details, see “— Impact of the COVID-19 Pandemic on Our Operations.”

Breadth and Effectiveness of Our Service Offerings

Our results of operations depend on our ability to provide a comprehensive suite of services that are effective in assisting our customers to attract, hire, train, manage and retain workers. As the Chinese economy grows and changes, the need for workers by different skill level, educational background, experience, geography and other characteristics has been evolving. We operate multiple recruitment platforms that target various segments of the labor market, and we also have a large team of sales and customer service staff that provides online and offline support to employers and individuals. In addition to our broad range of recruitment solutions, we offer business process outsourcing, training and assessment services. We continue to upgrade our platforms and expand our service offerings through in-house product development, acquisition and partnerships. Our ability to successfully increase user acceptance and adoption of our services materially affects our results of operations.

Our Brand Recognition and Market Leadership

While the 51job name has become well known in the human resource services industry in China over the past two decades, our ability to strengthen our brand recognition and market leadership is critical for us to attract new users and deepen our relationships with existing customers. As we broaden our product portfolio and launch new services, we may also need to establish new brand names. To further solidify our brand recognition and our reputation as an industry leader, we may increase our investments in sales and marketing activities, technology and product development, which may affect our margins and profitability.

Our Ability to Improve Productivity and Manage Operating Efficiency

Our results of operations have been, and will continue to be, affected by our ability to improve our productivity and manage our operating efficiency. We utilize a direct sales approach with over 4,300 account management and service representatives that serve our corporate customers. Our productivity depends on the success of our sales people to engage with employers, to explain the value proposition of our products, and to ultimately increase customer usage and their spending with us. To support these efforts, we incur operating costs to conduct advertising and promotion campaigns as well as invest in technology and product development to create up-selling and cross-selling opportunities. Although we expect our sales force to expand and our operating costs to increase, we aim to improve our sales productivity and operating efficiency in the long term.

Seasonality in the Human Resource Services Market

The human resource services industry is characterized by seasonal fluctuations. These fluctuations, particularly in the seasonal peak recruitment period following the Chinese New Year holiday in the first quarter, may cause our results to vary from quarter to quarter. During the seasonal peak period, demand for online recruitment and other human resource related services may or may not rise significantly depending on the needs of employers as well as their perceptions of the job market. In addition, the Chinese New Year holiday is based on the lunar calendar, which varies from year to year and affects our first and second quarter results as well as their comparability to financial results of the same quarters in prior years. We historically observe strong seasonal campus recruitment activity by employers in the fourth quarter of each year but also a general slowdown in overall recruitment at calendar year end. Our future results may continue to be affected by such seasonal fluctuations.

Impact of the COVID-19 Pandemic on Our Operations

Our results of operations have been, and may continue to be materially and adversely affected by the COVID-19 pandemic. To contain the spread of COVID-19, the Chinese government has instituted certain emergency measures. Due to the extension of the Chinese New Year holidays, quarantines, closure of businesses and facilities, and travel bans then in place, the traditional peak season for recruitment activity was significantly disrupted in the first quarter of 2020. Overall market demand for our online recruitment services was negatively impacted as our customers adapted to the challenges brought on by the pandemic, delayed or canceled their hiring plans, and curtailed their spending on our platforms in 2020. Our ability to conduct in-person recruitment events and training seminars was also affected by restrictions and limitations on social gatherings that were in effect from time to time. As a result, for the year ended December 31, 2020, our online recruitment services revenues decreased 13.1% and the growth of our other human resource related revenues slowed to 0.8%. While containment measures have been relaxed as of the date of this annual report, there have been occasional regional outbreaks of COVID-19 in China and authorities may again take these or further measures to keep the pandemic in check.

There are still significant uncertainties surrounding the COVID-19 pandemic. The duration and extent of the pandemic’s impact on our financial results and outlook cannot be reasonably or fully estimated at this time. See also “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business and Industry — We face risks related to health epidemics and other natural disasters.”

Key Components of Our Results of Operations

Revenues

A significant majority of our revenues come from employers who purchase our online recruitment services. We also provide other complementary human resource related services, consisting primarily of business process outsourcing, campus recruitment, training, assessment and placement services.

The following table sets forth the revenues from our principal lines of business as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
Revenues:
Online recruitment services	64.3%	61.8%	58.2%
Other human resource related revenues	35.7	38.2	41.8
Net revenues	100.0%	100.0%	100.0%

The following table sets forth our revenue growth rates by business line for the periods indicated.

	2018	2019	2020
	compared to	compared to	compared to
	2017	2018	2019
Online recruitment services	29.9%	1.6%	(13.1)%
Other human resource related revenues	33.7%	13.2%	0.8%

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

The following table sets forth the estimated number of unique employers who used our online recruitment services and the average revenue per unique employer for the periods indicated. In 2019, due to weak macroeconomic conditions that resulted in business inactivity and closures especially among smaller-sized companies, we saw a decrease in the estimated number of unique employers who used our online recruitment services. In 2020, the severe disruptions caused by the COVID-19 pandemic also led to a reduction in the number of unique employers using our online platforms. However, despite the decline in unique employers, the average revenue per unique employer grew in 2019 and 2020 due to our successful efforts to increase spending among active customers and greater contribution from larger-sized accounts, whose hiring plans and budgets demonstrated better adaptability and continuity under challenging market and economic circumstances.

	For the year ended December 31,
	2018	2019	2020
Estimated unique employers using online recruitment services	485,008	422,458	360,755
Average revenue per unique employer (in RMB)	5,014	5,850	5,952

We generally require that all advertising fees be paid in advance of posting an advertisement on our platforms, although we may offer credit terms to select clients on a case-by-case basis.

Other Human Resource Related Revenues

We generate revenues from employers and enterprises for using our other human resource related services. For our business processing outsourcing services, we receive a monthly fee, which is based on such factors as the scope and complexity of services provided, the cities where services will be delivered and the number of employees under contract to us, per each individual we serve on behalf of our corporate clients. For our campus recruitment services, we charge employers fees for preparing a customized campus recruitment strategic plan, promoting their image to students and schools, and handling on-campus logistics, event management, media content production and administrative tasks. For our training services, we receive participant fees for attending our seminars and workshops in-person and to access our various training materials and programs online. For our professional assessment tools and tests, we charge a subscription fee based on the number of individuals evaluated or tests taken as well as the type of tests administered on behalf of employers. For engaging our placement and executive search services, we receive fees for identifying prospective candidates, conducting interviews and completing new hires on behalf of employers. In addition, we also charge enterprises for purchasing our studies and reports on compensation and other human resource topics and for participating in our industry conferences and events. We expect to continue to expand and develop additional human resource related services and products for our corporate clients. We believe that these services are an important component of our “one-stop” human resource solutions strategy and enhance our reputation and image as an industry innovator. In addition, we believe our business process outsourcing business may experience less seasonal and cyclical variations in revenues than our online recruitment services over time.

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

The following table sets forth our cost of services and total operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
Cost of services	(28.6)%	(30.6)%	(34.2)%
Total operating expenses	(41.0)%	(39.3)%	(42.3)%

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

Although we expect to increase spending on sales and marketing activities and product development in order to strengthen our brand names and enhance our service offerings, we aim to decrease our cost of services and total operating expenses as a percentage of our net revenues in the longer term through greater economies of scale and improved operating efficiencies. However, our ability to achieve these objectives is subject to significant uncertainties, and we cannot assure you that we will be able to decrease these costs as a percentage of our net revenues.

Cost of Services

Our cost of services primarily consists of the following: salary and employee compensation; subcontracting expenses; venue rental, event decoration, media content production, and other planning and logistics costs related to providing our campus recruitment services; costs related to training materials and contracted instructors; and data storage and bandwidth costs. The majority of our employee compensation and other service costs are largely shared across our various business lines. We pay subcontracting fees to third parties to provide services to us in connection with the operations of our business process outsourcing business. For our online recruitment services business, we have been able to leverage our existing infrastructure to grow our revenues, allowing us to incur limited additional costs relative to the higher revenues we have generated. While we expect that our cost of services in absolute amount will increase as we expand our business operations, we aim to lower this cost as a percentage of net revenues over time through greater economies of scale and scope as well as improved efficiency and productivity. However, cost of services as a percentage of net revenues increased in 2019 and 2020 due to headcount additions and greater employee costs which outpaced slower revenue growth in a period of heightened economic uncertainty and reduced market demand for our services in China.

Operating Expenses

Our operating expenses include sales and marketing expenses and general and administrative expenses.

The following table sets forth our operating expenses as a percentage of our net revenues for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
Operating expenses:
Sales and marketing	(31.7)%	(29.7)%	(32.1)%
General and administrative	(9.3)	(9.6)	(10.2)
Total operating expenses	(41.0)%	(39.3)%	(42.3)%

Our sales and marketing expenses primarily consist of the following: salaries, commissions and share-based compensation for our sales and marketing staff; advertising and promotion expenses; and expenses for our sales management and staff related to our daily operations in local markets. The level of sales and marketing expenditures varies in each city annually and is impacted by a number of factors, including customer demand, competition and our strategic objectives in each market. In addition, the sales and marketing strategies we employ in each city varies depending on our determination of the most effective means to promote our brand names and services. We expect to continue to invest resources to strengthen our market position and brand names, to expand our sales force and to promote new products and services. Although we expect that our sales and marketing expenses in absolute amount will increase as we grow our businesses, we aim to manage these expenses as a percentage of net revenues over time by focusing on operational scalability and efficiency improvements.

Our general and administrative expenses primarily consist of the following: employee salaries, bonuses and share-based compensation; building depreciation, office rent and property management fees; administrative office expenses; and professional services fees. While we expect that our general and administrative expenses in absolute amount will increase as we grow our businesses, we aim to lower our general and administrative expenses as a percentage of net revenues in the longer term by capitalizing on operational and management efficiencies.

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

The amount of income tax payable by our PRC subsidiaries and affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the EIT rate applicable to, each of the subsidiaries and affiliated entities, and our effective tax rate depends in part on the extent of each of our subsidiaries’ and affiliated entities’ relative contribution to our consolidated taxable income. As our overseas entities recognize share-based compensation expense and may recognize losses from foreign currency translation and from the change in fair values of financial instruments, which are not deductible for PRC tax purposes, our effective tax rate has at times exceeded the EIT rate in our history, including in 2019.

Withholding Tax. Under the EIT Law, dividends payable by a foreign-invested enterprise to its foreign investors from profits earned after January 1, 2008 are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Since we intend to permanently reinvest earnings to further expand our businesses in China, we do not intend to declare dividends from our foreign-invested enterprises in China to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2020, we have not recorded any withholding tax on the retained earnings of our foreign-invested enterprises in China.

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

Value-Added Tax. Our net revenues reflect the impact of value-added tax, or VAT, which are levied on revenues generated from services we provide in China. Generally, our PRC subsidiaries and affiliated entities are subject to VAT rates of 5% or 6%, and are permitted to offset input VAT supported by valid VAT special invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the PRC subsidiaries and affiliated entities on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as taxes payable until it is paid to the tax authorities.

Government Surcharges. Our PRC subsidiaries and affiliated entities are also subject to certain government surcharges, including urban maintenance and construction tax and education surcharge, on the VAT payable in the PRC. In addition, our PRC subsidiaries and affiliated entities providing advertising services are subject to the cultural business construction fee at the rate of 3% on the relevant taxable sales amount. Beginning January 1, 2019, the presentation of government surcharges has been included in cost of services. The amount of government surcharges for the year ended December 31, 2018 has been reclassified to conform with the current year’s presentation. This reclassification had no effect on the reported results in our consolidated statements of operations and comprehensive income.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the financial reporting period. Our significant estimates include those related to allowances for accounts receivable and payments made on behalf of customers, estimated useful lives of property and equipment and intangible assets, fair values of options to purchase our common shares, fair values of financial instruments, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of non-controlling interests with respect to business combinations, and deferred tax valuation allowance. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists our management in making business decisions.

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

We have entered into contractual arrangements with Qian Cheng and Run An under which we bear all of their economic risks and received all of their economic rewards. In our consolidated financial statements, we have consolidated all of the interests of Qian Cheng and Run An under Accounting Standards Codification, or ASC, 810 “Consolidation,” or ASC 810. Qian Cheng is wholly owned by Run An. Run An is jointly owned by Jingwu Chen and Tao Wang, PRC nationals and long-time members of our senior management team.

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

Revenue Recognition

In accordance with ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

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

We provide campus recruitment services to employers. These services include planning, promoting and managing recruitment events online or in-person on or near college campuses as well as a host of selection and screening services that enable employers to successfully recruit college students and graduates. Revenue is recognized when these events and the tasks in conjunction to these events as outlined in the contract with customers have been completed.

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

For a contract involving multiple services, we allocate revenue based on a relative basis, using the value of each service on a standalone basis, which is determined utilizing our regular selling prices charged in unbundled arrangements. Cash received in advance of services being delivered are recognized as advances from customers.

See Note 2(k) to our consolidated financial statements included elsewhere in this annual report for further discussion of revenue recognition under ASC 606.

Allowances for Credit Losses on Accounts Receivable and Payments Made on Behalf of Customers

On January 1, 2020, we adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The adoption of this standard had no material impact on our consolidated financial statements.

To estimate expected credit losses, we have identified the relevant risk characteristics of our customers and the related accounts receivable and payments made on behalf of customers which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in our customer collection trends. This is assessed at each quarter based on specific facts and circumstances.

Long-Term Investments

Our long-term investments include equity securities with readily determinable fair values, equity securities without readily determinable fair values, equity method investments and available-for-sale debt securities. Equity securities with readily determinable fair values are measured at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive income. Equity securities without readily determinable fair values, and for which we do not control or exercise significant influence, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. For investees over which we do have the ability to exercise significant influence, but do not have a controlling interest, we account for these investments under the equity method. Under the equity method, we initially record investments at cost and subsequently recognize proportionate share of each equity investee’s change in fair value in the consolidated statements of operations and comprehensive income and accordingly adjust the carrying amount of the investment. Available-for-sale debt securities are carried at their fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. We also evaluate equity method investments and available-for-sale debt securities for other-than-temporary impairment. No other-than-temporary impairment charge for our long-term investments was incurred in the years ended December 31, 2018 and 2020. For the year ended December 31, 2019, we recognized an impairment loss of RMB98.3 million associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition.

Fair Value of Available-for-Sale Debt Securities

We report available-for-sale debt securities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the available-for-sale debt securities is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value and with assistance from an independent appraisal, we utilize a market approach, which requires management to use unobservable inputs such as the probabilities of various exit scenarios to the investment, time to exit events and the expected share volatility based on volatilities of selected peer companies. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.

For details of the fair value measurement of available-for-sale debt securities and the fair value hierarchy, see Note 15 to our consolidated financial statements included elsewhere in this annual report.

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

Impairment of Long-Lived Assets Other Than Goodwill

We assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We did not record any impairment charges for long-lived assets for the years ended December 31, 2018, 2019 and 2020.

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

On January 1, 2020, we adopted ASU No. 2017-04, "Simplifying the Test for Goodwill Impairment," which simplifies the test for goodwill impairment by removing the second step. We, therefore, perform the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

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

We had no goodwill impairment for the years ended December 31, 2018, 2019 and 2020.

Share-Based Compensation

We account for share-based compensation arrangements under ASC 718 “Compensation – Stock Compensation,” or ASC 718, which requires companies to expense the value of employee stock options and similar awards. Under ASC 718, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the vesting period. We recognized share-based compensation expense of RMB105.0 million in 2018, RMB126.1 million in 2019 and RMB143.8 million (US$22.0 million) in 2020 in connection with the grant of options to our employees, executives and directors.

Under ASC 718, we utilize the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. Our assumption for expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which we believe are useful reference points. We estimate expected volatility at the date of grant based on historical volatilities of the market price of our ADSs. The assumption for expected dividend yield is consistent with our current policy of no dividend payout. Risk-free interest rates are based on U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest.

We estimate the forfeiture rate based on historical experience of our stock options that are granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

See Note 2(o) to our consolidated financial statements included elsewhere in this annual report for further discussion of share-based compensation under ASC 718. The guidance provided in ASC 718 may be subject to further interpretation and refinement over time.

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

We had deferred tax assets, net of valuation allowance, of RMB15.0 million, RMB22.1 million and RMB38.0 million (US$5.8 million) as of December 31, 2018, 2019 and 2020, respectively. We had deferred tax liabilities of RMB210.8 million, RMB214.3 million and RMB232.1 million (US$35.6 million) as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, we recognized aggregate valuation allowances of RMB43.9 million, RMB49.8 million and RMB53.5 million (US$8.2 million), respectively. In the event that unexpected developments prevent us from realizing some or all of our deferred tax assets, we will be required to take a charge against our net income for the period in which such events occur.

We account for uncertainties in income taxes under ASC 740-10-25 “Income Taxes – Overall – Recognition.” We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2018, 2019 and 2020, we did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

Government Subsidies

We have received government subsidies which represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received and when all conditions for their receipt have been satisfied. We recognized government subsidies of RMB173.8 million, RMB202.4 million and RMB169.8 million (US$26.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We cannot assure you if or when we will receive such government subsidies in the future. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Our business has benefitted from financial incentives granted by local governments.”

Recent Accounting Pronouncements

See Note 2(y) to our consolidated financial statements included elsewhere in this annual report for discussion on recent accounting pronouncements.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the periods indicated both in Renminbi and as a percentage of net revenues:

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%

	(in thousands, except percentages)
Revenues:
Online recruitment services	2,431,898	64.3	2,471,179	61.8	2,147,334	58.2
Other human resource related revenues	1,350,048	35.7	1,528,846	38.2	1,541,617	41.8
Net revenues	3,781,946	100.0	4,000,025	100.0	3,688,951	100.0
Cost of services(1)	(1,081,011)	(28.6)	(1,221,935)	(30.6)	(1,261,731)	(34.2)
Gross profit	2,700,935	71.4	2,778,090	69.4	2,427,220	65.8
Operating expenses(1):
Sales and marketing	(1,197,178)	(31.7)	(1,188,233)	(29.7)	(1,182,677)	(32.1)
General and administrative	(353,557)	(9.3)	(384,072)	(9.6)	(377,438)	(10.2)
Total operating expenses	(1,550,735)	(41.0)	(1,572,305)	(39.3)	(1,560,115)	(42.3)
Income from operations	1,150,200	30.4	1,205,785	30.1	867,105	23.5
Gain (Loss) from foreign currency translation	(112,353)	(2.9)	67,881	1.7	(53,442)	(1.5)
Interest and investment income, net	113,673	3.0	175,584	4.4	228,500	6.2
Change in fair value of listed equity securities investment	—	—	(42,410)	(1.0)	10,760	0.3
Change in fair value of long-term investments	—	—	—	—	39,614	1.1
Change in fair value of convertible senior notes	99,079	2.6	(752,073)	(18.8)	—	—
Impairment of long-term investments	—	—	(98,277)	(2.5)	—	—
Gain from sale of long-term investments	61,070	1.6	—	—	—	—
Other income, net	175,206	4.6	205,602	5.1	167,308	4.5
Income before income tax expense	1,486,875	39.3	762,092	19.0	1,259,845	34.1
Income tax expense	(242,434)	(6.4)	(235,890)	(5.9)	(188,417)	(5.1)
Net income	1,244,441	32.9	526,202	13.1	1,071,428	29.0
Net loss attributable to non-controlling interests	7,878	0.2	6,116	0.2	25,848	0.7
Net income attributable to 51job, Inc.	1,252,319	33.1	532,318	13.3	1,097,276	29.7
(1)	Share-based compensation:

Included in cost of services	(16,316)	(0.4)	(20,189)	(0.5)	(23,648)	(0.6)
Included in operating expenses:
Sales and marketing	(14,026)	(0.4)	(17,356)	(0.4)	(20,329)	(0.6)
General and administrative	(74,623)	(2.0)	(88,604)	(2.2)	(99,829)	(2.7)

2020 Compared to 2019

Net Revenues. Our net revenues decreased 7.8% to RMB3,689.0 million (US$565.4 million) in 2020 from RMB4,000.0 million in 2019. We derived our net revenues from:

●	Online Recruitment Services. Our online recruitment services revenues decreased 13.1% to RMB2,147.3 million (US$329.1 million) in 2020 from RMB2,471.2 million in 2019. The decline was mainly attributable to the disruptive global, social and economic impact of the COVID-19 pandemic on companies in China, which affected business operations, limited recruitment activity and curtailed overall employer spending on our online recruitment platforms in 2020. As a result, the estimated number of unique employers using our online recruitment services decreased 14.6% to 360,755 in 2020 from 422,458 in 2019. However, average revenue per unique employer increased 1.8% in 2020 primarily due to our strategic focus on larger-sized customer accounts, whose hiring plans and budgets demonstrated better adaptability and continuity under challenging market conditions.
●	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 0.8% to RMB1,541.6 million (US$236.3 million) in 2020 from RMB1,528.8 million in 2019. This growth was primarily due to resilient customer demand and usage of our campus recruitment, training, assessment and business process outsourcing services despite the disruptions caused by the COVID-19 pandemic.

Cost of Services. Our cost of services increased 3.3% to RMB1,261.7 million (US$193.4 million) in 2020 from RMB1,221.9 million in 2019. This increase was primarily due to higher salaries, headcount additions and greater direct costs, such as venue rental, event decoration and media content production, associated with our campus recruitment business, which was partially offset by a reduction in contributions to social welfare funds in 2020. Our cost of services in 2020 also included share-based compensation expense of RMB23.6 million (US$3.6 million) compared with RMB20.2 million in 2019.

Gross Profit. As a result of the above factors, our gross profit decreased 12.6% to RMB2,427.2 million (US$372.0 million) in 2020 from RMB2,778.1 million in 2019. Our gross profit margin, which is our gross profit as a percentage of net revenues, was 65.8% in 2020 compared with 69.4% in 2019.

Operating Expenses. Our total operating expenses decreased 0.8% to RMB1,560.1 million (US$239.1 million) in 2020 from RMB1,572.3 million in 2019. The decrease in our operating expenses was due to both a reduction in sales and marketing expenses as well as general and administrative expenses. Our operating expenses consisted of:

●	Sales and Marketing Expenses. Our sales and marketing expenses decreased 0.5% to RMB1,182.7 million (US$181.3 million) in 2020 from RMB1,188.2 million in 2019. This decrease was primarily due to lower performance-based employee bonuses and a reduction in contributions to social welfare funds, which was largely offset by greater brand advertising and promotion expenses. Our advertising and promotion expenses increased 34.7% to RMB272.1 million (US$41.7 million) in 2020 from RMB202.0 million in 2019. Our sales and marketing expenses in 2020 included share-based compensation expense of RMB20.3 million (US$3.1 million) compared with RMB17.4 million in 2019.
●	General and Administrative Expenses. Our general and administrative expenses decreased 1.7% to RMB377.4 million (US$57.8 million) in 2020 from RMB384.1 million in 2019. This decrease was primarily due to a reduction in contributions to social welfare funds as well as a smaller provision for credit losses, which was partially offset by higher share-based compensation expense. Our general and administrative expenses in 2020 included share-based compensation expense of RMB99.8 million (US$15.3 million) compared with RMB88.6 million in 2019.

Income from Operations. As a result of the above factors, our income from operations decreased 28.1% to RMB867.1 million (US$132.9 million) in 2020 from RMB1,205.8 million in 2019. Our operating margin, which is our income from operations as a percentage of net revenues, was 23.5% in 2020 compared with 30.1% in 2019.

Gain (Loss) from Foreign Currency Translation. We recognized a loss from foreign currency translation of RMB53.4 million (US$8.2 million) in 2020 compared with a gain of RMB67.9 million in 2019 due to the change in exchange rate between the Renminbi and U.S. dollar on our U.S. dollar cash deposits. For more information about China’s foreign exchange policy, see “Item 4.B. Information on the Company — Business Overview — Regulation — Regulations Relating to Foreign Currency Exchange.”

Interest and Investment Income, Net. Our interest and investment income increased 30.1% to RMB228.5 million (US$35.0 million) in 2020 from RMB175.6 million in 2019. The increase was primarily due to a higher balance and income earned on our interest bearing bank accounts and time deposits in 2020.

Change in Fair Value of Listed Equity Securities Investment. We recorded a mark-to-market gain of RMB10.8 million (US$1.6 million) in 2020 compared with a loss of RMB42.4 million in 2019 associated with a change in fair value of our investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.

Change in Fair Value of Long-Term Investments. We recorded a gain of RMB39.6 million (US$6.1 million) in 2020 associated with a change in fair value of an investment in a human resource consulting and executive search services company in China.

Other Income, Net. Other income decreased 18.6% to RMB167.3 million (US$25.6 million) in 2020 from RMB205.6 million in 2019 primarily due to a decrease in financial incentives received from local tax authorities, which totaled RMB169.8 million (US$26.0 million) in 2020 compared with RMB202.4 million in 2019.

Income Tax Expense. Our income tax expense decreased 20.1% to RMB188.4 million (US$28.9 million) in 2020 compared with RMB235.9 million in 2019. Our effective tax rate decreased to 15.0% in 2020 compared with 31.0% in 2019 primarily due to a reduction in non-tax deductible items, which comprised a smaller portion of the income before income tax expense in 2020.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income increased 106.1% to RMB1,097.3 million (US$168.2 million) in 2020 from RMB532.3 million in 2019.

2019 Compared to 2018

Net Revenues. Our net revenues increased 5.8% to RMB4,000.0 million in 2019 from RMB3,781.9 million in 2018. We derived our net revenues from:

●	Online Recruitment Services. Our online recruitment services revenues increased 1.6% to RMB2,471.2 million in 2019 from RMB2,431.9 million in 2018. The growth was driven by an increase in the average revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing our online recruitment services. Our average revenue per unique employer increased 16.7% primarily due to greater purchases of higher-priced or multiple online services by larger-sized customer accounts. However, as a result of weak macroeconomic conditions in China that affected recruitment market demand and caused business inactivity or closures especially among smaller-sized companies, as well as our strategic decision to moderate new user additions, the estimated number of unique employers using our online recruitment services decreased 12.9% to 422,458 in 2019 from 485,008 in 2018.
●	Other Human Resource Related Revenues. Our revenues from other human resource related services increased 13.2% to RMB1,528.8 million in 2019 from RMB1,350.0 million in 2018. This growth was primarily due to increased customer acceptance and adoption of our business process outsourcing, training, assessment and campus recruitment services.

Cost of Services. Our cost of services increased 13.0% to RMB1,221.9 million in 2019 from RMB1,081.0 million in 2018. This increase was primarily due to higher employee compensation expense, staff additions and greater offline costs related to conducting campus recruitment events. Our cost of services in 2019 also included share-based compensation expense of RMB20.2 million compared with RMB16.3 million in 2018.

Gross Profit. As a result of the above factors, our gross profit increased 2.9% to RMB2,778.1 million in 2019 from RMB2,700.9 million in 2018. Our gross profit margin was 69.4% in 2019 compared with 71.4% in 2018.

Operating Expenses. Our total operating expenses increased 1.4% to RMB1,572.3 million in 2019 from RMB1,550.7 million in 2018. The increase in our operating expenses was mainly due to higher general and administrative expenses, which was partially offset by lower sales and marketing expenses. Our operating expenses consisted of:

●	Sales and Marketing Expenses. Our sales and marketing expenses decreased 0.7% to RMB1,188.2 million in 2019 from RMB1,197.2 million in 2018. This decrease was primarily due to lower performance-based employee bonuses, selling costs and advertising expenses, which was mostly offset by higher salaries and share-based compensation expenses. Our advertising and promotion expenses decreased 1.6% to RMB202.0 million in 2019 from RMB205.3 million in 2018. Our sales and marketing expenses in 2019 included share-based compensation expense of RMB17.4 million compared with RMB14.0 million in 2018.
●	General and Administrative Expenses. Our general and administrative expenses increased 8.6% to RMB384.1 million in 2019 from RMB353.6 million in 2018. This increase was mainly due to a larger provision for credit losses associated with business growth and the balance of account receivables, and higher share-based compensation expenses. Our general and administrative expenses in 2019 included share-based compensation expense of RMB88.6 million compared with RMB74.6 million in 2018.

Income from Operations. As a result of the above factors, our income from operations increased 4.8% to RMB1,205.8 million in 2019 from RMB1,150.2 million in 2018. Our operating margin was 30.1% in 2019 compared with 30.4% in 2018.

Gain (Loss) from Foreign Currency Translation. We recognized a gain from foreign currency translation of RMB67.9 million in 2019 compared with a loss of RMB112.4 million in 2018. Due to the change in exchange rate between the Renminbi and U.S. dollar in 2019, we realized a gain of RMB38.1 million on our U.S. dollar-denominated convertible senior notes issued in 2014 and a gain of RMB29.8 million on our U.S. dollar cash deposits.

Interest and Investment Income, Net. Our interest and investment income increased 54.5% to RMB175.6 million in 2019 from RMB113.7 million in 2018. The increase was mainly due to a higher balance and income earned on our interest bearing bank deposits, as well as lower interest expense associated with our U.S. dollar-denominated convertible senior notes of RMB11.0 million in 2019 compared with RMB37.2 million in 2018 due to changes in the exchange rate of the Renminbi against the U.S. dollar and the maturity of the notes in April 2019.

Change in Fair Value of Listed Equity Securities Investment. We recorded a mark-to-market loss of RMB42.4 million in 2019 associated with a change in fair value of our investment in Huali University Group Limited, which completed an initial public offering in November 2019 on the Hong Kong Stock Exchange.

Change in Fair Value of Convertible Senior Notes. We recorded a loss of RMB752.1 million in 2019 compared with a gain of RMB99.1 million in 2018, which was associated with the change in fair value of our convertible senior notes, primarily as a result of the change in the market price of the notes during the period.

Impairment of Long-Term Investments. In 2019, we recognized an impairment loss of RMB98.3 million associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition.

Other Income, Net. Other income increased 17.3% to RMB205.6 million in 2019 compared to RMB175.2 million in 2018 primarily due to an increase in financial incentives received from local tax authorities, which totaled RMB202.4 million in 2019 compared with RMB173.8 million in 2018.

Income Tax Expense. Our income tax expense decreased 2.7% to RMB235.9 million in 2019 compared with RMB242.4 million in 2018. Our effective tax rate increased to 31.0% in 2019 compared with 16.3% in 2018 primarily due to non-tax deductible items, such as the change in the fair value of convertible senior notes, comprising a larger portion of the income before income tax expense in 2019.

Net Income Attributable to 51job, Inc. As a result of the above factors, our net income decreased 57.5% to RMB532.3 million in 2019 from RMB1,252.3 million in 2018.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. The year-over-year percent changes in the consumer price index for March 2019, 2020 and 2021 were an increase of 2.3%, 4.3% and 0.4%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash, short-term investments and non-current time deposits, high inflation could significantly reduce the value and purchasing power of these assets. We are unable to hedge our exposures to higher inflation in China.

B.    Liquidity and Capital Resources

Liquidity

Our liquidity from 2018 to 2020 has been principally affected by net cash generated from operating activities, our purchases of businesses, investments, property and equipment, and the exercise of stock options.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,792,942	1,761,773	1,405,307	215,373
Net cash used in investing activities	(2,280,197)	(1,678,532)	(604,885)	(92,703)
Net cash provided by financing activities	145,121	281,376	161,133	24,695
Effect of foreign exchange rate changes on cash and restricted cash	23,530	22,335	(27,672)	(4,241)
Net increase (decrease) in cash and restricted cash	(318,604)	386,952	933,883	143,124
Cash and restricted cash, beginning of year	2,292,725	1,974,121	2,361,073	361,850
Cash and restricted cash, end of year	1,974,121	2,361,073	3,294,956	504,974

Cash Flows from Operating Activities. Our net cash provided by operating activities in 2020 was RMB1,405.3 million (US$215.4 million) compared with RMB1,761.8 million in 2019. The decrease in 2020 was primarily due to the impact of the COVID-19 pandemic that negatively affected economic conditions, reduced market demand for our services and caused a decline in our revenues and net income, as adjusted for a net add-back of RMB262.0 million (US$40.2 million) in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, amortization expenses, loss from foreign currency translation and change in fair value of long-term investments. The decrease in net cash provided by operating activities was also affected by the following: a decrease in taxes payable of RMB95.3 million (US$14.6 million), primarily due to the decrease in revenues and operating income in 2020; a decrease in lease liabilities of RMB44.2 million (US$6.8 million); and an increase in accounts receivable of RMB38.6 million (US$5.9 million). Offsetting this decrease in net cash provided by operating activities in 2020 was the following: a decrease in prepayments and other current assets of RMB167.8 million (US$25.7 million); an increase in advances from customers of RMB50.1 million (US$7.7 million), primarily due to a rebound in customer orders and sales contracts in the second half of 2020; and an increase in accounts payable of RMB34.6 million (US$5.3 million).

Our net cash provided by operating activities in 2019 was RMB1,761.8 million compared with RMB1,792.9 million in 2018. The decrease was primarily due to weak macroeconomic conditions that slowed demand for our services and growth in our revenues in 2019. Although there was an increase in net income, as adjusted for a net add-back of RMB1,102.3 million in non-cash items, relating primarily to share-based compensation expenses, depreciation expenses, gain from foreign currency translation, change in fair value of listed equity securities investment, change in fair value of convertible senior notes, impairment of long-term investments and gain from sale of long-term investments, this was offset by a decrease in the net change in operating assets and liabilities in 2019 compared with 2018. The decrease in net cash provided by operating activities was mainly affected by the following: an increase in prepayments and other current assets of RMB72.1 million, primarily due to an increase in receivables related to net proceeds from share options exercised and interest income receivable; an increase in accounts receivable of RMB59.2 million; a decrease in lease liabilities of RMB42.8 million; and a decrease in advances from customers of RMB17.8 million, primarily due to sales decline of our online recruitment services in the second half of 2019 which usually requires payment at the time of purchase.

Cash Flows from Investing Activities. Our net cash used in investing activities was RMB604.9 million (US$92.7 million) in 2020 compared with RMB1,678.5 million in 2019. The decrease was primarily due to a fewer number of long-term investments and cash received from short-term investments, which was partially offset by an increase in non-current time deposits in the amount of RMB700.0 million (US$107.3 million) in 2020.

Our net cash used in investing activities was RMB1,678.5 million in 2019 compared with RMB2,280.2 million in 2018. The decrease was primarily due to fewer purchases of short-term investments, property and intangible assets, which was partially offset by an increase in long-term investments in the amount of RMB876.6 million in 2019.

Cash Flows from Financing Activities. Our net cash provided by financing activities was RMB161.1 million (US$24.7 million) in 2020, due to proceeds from the exercise of stock options, compared with RMB281.4 million in 2019.

Our net cash provided by financing activities was RMB281.4 million in 2019, which principally consisted of proceeds from the exercise of stock options, compared with RMB145.1 million in 2018.

Capital Resources

To date, we have primarily financed our operations through cash flows from operating activities, our initial public offering in 2004 and the issuance of our convertible senior notes in 2014. As of December 31, 2020, we had RMB11,483.4 million (US$1,759.9 million) in cash, restricted cash, short-term investments and non-current time deposits held in Renminbi, U.S. dollars and Hong Kong dollars. Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year. Non-current time deposits have an original maturity of three years.

In April 2014, we completed an offering of US$172.5 million in aggregate principal amount of 3.25% convertible senior notes due 2019. In connection with the notes offering, we entered into zero-strike call option transactions with affiliates of the initial purchasers of the notes. The call options were intended to facilitate privately negotiated transactions by which investors in the notes were able to hedge their investment. We used approximately US$50 million in net proceeds from the notes offering to pay for the call option premium. The remainder of the net proceeds was for general corporate purposes. The notes matured on April 15, 2019. All holders of the notes requested the conversion of the notes into our ADSs at a rate of 23.3952 ADSs per US$1,000 principal amount, which resulted in the issuance of 4,035,664 shares and a cash payment of approximately US$704 for the fractional shares in 2019. The settlement of the call options over the term of the notes resulted in the retirement of 1,462,204 common shares between 2014 and 2019. As of December 31, 2020, we had no debt outstanding.

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

Capital Expenditures

Our capital expenditures totaled RMB170.7 million, RMB34.5 million and RMB47.7 million (US$7.3 million) in 2018, 2019 and 2020, respectively. These capital expenditures were primarily for the purchases of computers, servers, office equipment, furnishings, software and licenses as well as the purchases of office space from time to time. In 2018, we paid RMB57.4 million for 1,615 square meters of office space in Shanghai to accommodate our growing business operations, and the purchase was funded from our existing cash resources. In 2018, we also entered into an agreement to acquire the intangible assets, including an online audio/video program transmission license, of an online training services company in China for RMB89.8 million. The purchase was funded from our existing cash resources, and a remaining balance of RMB7.4 million was paid in 2019. As of December 31, 2020, our primary capital commitment was RMB0.6 million (US$0.1 million) in connection with capital expenditures for office furnishings.

Holding Company Structure

51job, Inc. is a holding company with no operations of its own. Our operations in China are conducted primarily through Tech JV and its subsidiaries. As a result, our ability to finance our operations and any debt that we, or our subsidiaries, may incur is dependent, in part, upon the flow of dividends from, and the payment of royalties and other fees by, our subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in the PRC are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund statutory reserve funds that are not distributable as cash dividends. Through certain contractual arrangements, we are able to require Qian Cheng to transfer to us its equity interests in Tech JV and its subsidiaries. Our ability to obtain cash or other assets under these contracts depends on their effectiveness and enforceability. For a description of these agreements and our PRC legal counsel’s advice as to their enforceability, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Contractual Arrangements Among Our Group Entities.”

C.    Research and Development, Patents and Licenses, Etc.

We employ over 1,400 graphic designers, software developers and other technical staff to design, update and create our websites, mobile applications and proprietary software. We intend to continue to upgrade our proprietary management systems, search engine methodology and information technology as we grow our business operations and keep up with evolving user needs and behavior. For more information on our technology operations, see “Item 4.B. Information on the Company — Business Overview — Technology.”

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, other than the zero-strike call options, which were fully settled in 2019, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments due by period
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Operating lease obligations	93,558	42,942	47,533	3,083	—
Purchase obligations	57,413	40,303	12,487	4,623	—
Total	150,971	83,245	60,020	7,706	—

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

See “Forward-Looking Statements.”

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The names of our directors and senior management, their ages as of the date of this annual report and the principal positions with 51job, Inc. held by them are as follows:

Name	Age	Position / Title
David K. Chao(1) (2) (3)	54	Chairman of the board and independent director
Rick Yan	58	Director, chief executive officer, president and secretary
Junichi Arai	55	Non-executive director
Li-Lan Cheng(1) (2)	56	Independent director
Eric He(1) (3)	61	Independent director
Kathleen Chien	51	Chief operating officer and acting chief financial officer
Jingwu Chen	53	Senior vice president
Tao Wang	58	Vice president
(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.

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

Junichi Arai is a director of our company. Mr. Arai has been a director of our company since May 2017. Mr. Arai is a corporate executive officer of Recruit Holdings Co., Ltd., a leading human resource and information services company in Japan that is listed on the Tokyo Stock Exchange. Mr. Arai is Special Advisor to the CEO and is responsible for investor relations in the corporate planning division. Prior to joining Recruit in November 2016, Mr. Arai had an extensive career in investment banking, especially in strategic advisory services, for 28 years. He worked at Lehman Brothers Japan, Morgan Stanley Japan and Mitsubishi UFJ Securities and also co-founded Nakamura Arai Partners, a small boutique advisory firm, in 2011. Mr. Arai received his Bachelor degree in Economics from Keio University in 1988.

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

Eric He is a director of our company. Mr. He has been an independent director of our company since July 2014. From August 2011 to May 2017, Mr. He was the chief financial officer of YY Inc., a leading live streaming social media platform in China that is listed on the NASDAQ Stock Market. From March 2007 to August 2011, Mr. He served as the chief financial officer of Giant Interactive Group Inc. From 2004 to 2007, he served as the chief strategy officer of Ninetowns Internet Technology Group Company Limited. From 2002 to 2004, Mr. He served as a private equity investment director of AIG Global Investment Corporation (Asia) Ltd. Mr. He is also an independent director of Bilibili Inc., a leading online entertainment platform in China that is listed on the NASDAQ Stock Market , and Agora, Inc. a leading platform for real-time engagement application programming interfaces that is listed on the NASDAQ Stock Market. Mr. He received his Bachelor degree in Accounting from National Taipei University and his Master of Business Administration degree from the Wharton School of the University of Pennsylvania. Mr. He is a chartered financial analyst and certified public accountant in the United States.

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

B.    Compensation

Compensation of Directors and Senior Management

We pay our chairman an annual fee of US$20,000 and each of our other non-executive directors an annual fee of US$15,000. In addition, our non-executive directors receive a fee of US$2,000 for each board meeting attended in person and US$1,000 for each committee meeting attended in person, or US$1,000 for each board meeting attended by conference call and US$500 for each committee meeting attended by conference call. Our directors are also reimbursed for reasonable travel expenses incurred in attending board meetings in person. There are no arrangements between us and our directors providing for special benefits upon our directors’ termination of service. For the year ended December 31, 2020, the aggregate cash compensation to our non-executive directors as a group was approximately US$87,000.

For the year ended December 31, 2020, the aggregate cash compensation to our senior management as a group was approximately RMB11.3 million (US$1.7 million). We granted options to acquire an aggregate of 484,800 common shares to our senior management in 2020. See “- Stock-Based Compensation Plans” below.

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

	Common shares
	underlying	Exercise
	options granted	price	Grant date	Expiration date
		US$
Granted in 2018
Rick Yan	180,000	73.67	August 28, 2018	August 27, 2024
Kathleen Chien	180,000	73.67	August 28, 2018	August 27, 2024
Jingwu Chen	72,000	73.67	August 28, 2018	August 27, 2024
Eric He	60,000	73.67	August 28, 2018	August 27, 2024
Tao Wang	50,400	73.67	August 28, 2018	August 27, 2024
Other employees and individuals	71,520	69.71	January 31, 2018	January 30, 2024
Other employees and individuals	706,752	73.67	August 28, 2018	August 27, 2024
	1,320,672
Granted in 2019
Rick Yan	168,000	69.45	September 25, 2019	September 24, 2025
Kathleen Chien	168,000	69.45	September 25, 2019	September 24, 2025
Jingwu Chen	72,000	69.45	September 25, 2019	September 24, 2025
Tao Wang	50,400	69.45	September 25, 2019	September 24, 2025
Other employees and individuals	74,400	69.61	February 22, 2019	February 21, 2025
Other employees and individuals	636,928	69.45	September 25, 2019	September 24, 2025
	1,169,728
Granted in 2020
Rick Yan	180,000	68.09	September 16, 2020	September 15, 2026
Kathleen Chien	180,000	68.09	September 16, 2020	September 15, 2026
Jingwu Chen	72,000	68.09	September 16, 2020	September 15, 2026
Tao Wang	52,800	68.09	September 16, 2020	September 15, 2026
Other employees and individuals	48,240	65.00	April 7, 2020	April 6, 2026
Other employees and individuals	644,848	68.09	September 16, 2020	September 15, 2026
	1,177,888

C.    Board Practices

Where a director was appointed by the directors to either fill a casual vacancy or as an addition to the existing directors, such directors will hold office until the next annual general meeting of shareholders and shall then be eligible for re-election at that meeting. In addition, we may by ordinary resolution appoint any person to be a director, remove any director and appoint another person in his stead. At each annual general meeting, all of the directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. The office of a director shall be vacated if (i) he gives notice in writing that he resigns the office of director, (ii) all the directors (other than the one to be removed) pass a resolution or sign a notice effecting the removal of such one director from his office as such, (iii) he is prohibited from being a director under any applicable law, rules or regulations and the NASDAQ Stock Market rules, (iv) he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office, (v) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or (vi) if he is found to be or becomes of unsound mind. We have no specific policy with respect to director attendance at our board meetings, committee meetings or annual general meetings of shareholders.

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

Our compensation committee is responsible for, among other things:

●	approving and overseeing the total compensation package for our executive officers;
●	reviewing and making recommendations to the board with respect to the compensation of our directors;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

●	reviewing the results of, and procedures for, the evaluation of the performance of other executive officers;
●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, and administering these plans;
●	reviewing and administering our stock-based compensation plans in accordance with the terms thereof; and
●	reviewing and making recommendations to the board regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for our executive officers.

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

D.    Employees

We had 8,391 employees, 8,650 employees and 8,875 employees as of December 31, 2018, 2019 and 2020, respectively. All of our employees are located in mainland China. The following table sets forth the number of our employees categorized by function as of December 31, 2020.

Sales and account management	4,290
Customer service and production	2,052
Technology and online operations	1,448
Training and search consultants	384
Marketing	140
General and administrative	561
Total	8,875	*

*     Includes 444 temporary, part-time and contract employees.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2021, unless otherwise stated:

●	by each of our directors and members of senior management; and
●	each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power a person has with respect to the common shares. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. The percentage of beneficial ownership of each person is based on 67,432,934 common shares outstanding as of March 31, 2021 and the number of common shares underlying options held by such person that have vested or will vest within 60 days after March 31, 2021. Except as otherwise noted, the address of each person listed in the table is c/o 51job, Inc., Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China.

	Common shares beneficially owned
	Number	%
Directors and senior management:
Rick Yan(1)	13,071,504	19.2
Kathleen Chien	2,111,258	3.1
David K. Chao(2)	*	*
Tao Wang	*	*
Jingwu Chen	*	*
Junichi Arai(3)	*	*
Eric He	*	*
Li-Lan Cheng	*	*
All directors and senior management as a group	16,001,085	23.1
Principal shareholders:
Recruit Holdings Co., Ltd.(4)	23,443,981	34.8
RY Holdings Inc.(5)	12,386,504	18.4
Massachusetts Financial Services Company(6)	4,257,705	6.3

*    Less than 1% of our total outstanding common shares.

(1)	Includes a total of 12,386,504 common shares and common shares in the form of ADSs held by RY Holdings Inc., a British Virgin Islands company wholly owned by Rick Yan.
(2)	The address of David K. Chao is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(3)	The address of Junichi Arai is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.
(4)	Includes a total of 23,443,981 common shares and common shares held in the form of ADSs held by Recruit Holdings Co., Ltd. The address of Recruit Holdings Co., Ltd. is GranTokyo South Tower, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan.
(5)	RY Holdings Inc., a company incorporated in the British Virgin Islands, is wholly owned by Rick Yan. The registered address of RY Holdings Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	Represents 4,257,705 common shares in the form of ADSs held by Massachusetts Financial Services Company. The information regarding beneficial ownership is as of December 31, 2020, based on the information contained in the Schedule 13G filed by Massachusetts Financial Services Company on February 11, 2021. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

To our knowledge, as of March 31, 2021, 32,791,885 common shares were held by six record holders with addresses in the United States, representing approximately 49% of our common shares outstanding. Of this total, 31,356,025 common shares (excluding 8,086,806 common shares that we have reserved for issuance upon exercise of our outstanding options) were held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

Technical and Consulting Service Agreements

Qian Cheng Technical and Consulting Service Agreement. WFOE and Qian Cheng have entered into a technical and consulting service agreement dated as of May 3, 2004, and supplemented and amended as of July 2, 2004 and January 27, 2014, under which WFOE has the exclusive right to provide advertising, software design and web related technical and consulting services to Qian Cheng. Qian Cheng will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Qian Cheng from time to time. WFOE did not issue any invoices to Qian Cheng and Qian Cheng did not pay any fees to WFOE for the years ended December 31, 2018, 2019 and 2020. The technical and consulting service agreement is valid through May 2, 2034 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to cause Qian Cheng to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Qian Cheng. Qian Cheng has no early termination rights with respect to this agreement. Qian Cheng is wholly owned by Run An.

Run An Technical and Consulting Service Agreement. WFOE and Run An have entered into a technical and consulting service agreement dated as of September 11, 2007, and supplemented and amended as of September 4, 2017, under which WFOE has the exclusive right to provide human resources, software design and web related technical and consulting services to Run An. Run An will pay service fees to WFOE based on the extent and nature of the services provided by WFOE, as set forth in invoices issued by WFOE to Run An from time to time. WFOE did not issue any invoices to Run An and Run An did not pay any fees to WFOE for the years ended December 31, 2018, 2019 and 2020. The technical and consulting service agreement is valid to September 11, 2027 and may be extended with the consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An to renew the technical and consulting service agreement upon expiration. The technical and consulting service agreement is not subject to early termination, other than by WFOE solely upon a default by Run An. Run An has no early termination rights with respect to this agreement.

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

Stock Option Grants

We have granted options to purchase common shares in our company to certain of our employees, directors and officers under our share option plans. As of December 31, 2020, there were outstanding options to purchase an aggregate of 5,749,970 common shares in our company. For a description of our share option plans and these option grants, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Stock-Based Compensation Plans.”

Related Party Transactions with Recruit

We have entered into royalty agreements with Recruit Management Solutions Co., Ltd., or RMS, and Recruit Career Co., Ltd., or RCC, which are wholly owned subsidiaries of Recruit, for the use of training and online assessment materials. RMS took over the human resource assessment solutions business, by means of absorption-type split, from RCC on April 1, 2018 due to business reorganization. The royalty fees charged by RMS were RMB285,000, RMB345,000 and RMB185,000 (US$28,400) during the years ended December 31, 2018, 2019 and 2020, respectively. The royalty fees charged by RCC were RMB14,000, nil and nil during the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the royalty payables due to RMS were RMB78,000 and RMB90,000 (US$13,800), respectively.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we undertake legal action against entities that misappropriate the content of our websites, including recruitment advertisements and the design of our websites, our brand names and trademarks, materials from our training courses and other proprietary intellectual property. Our intellectual property is subject to theft and other unauthorized use, and our ability to protect our intellectual property is limited. In addition, we may in the future be subject to claims that we have infringed the intellectual property rights of others. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if successful, could cause us to pay significant damage awards.”

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

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

A quorum required for a meeting of shareholders shall be at least one shareholder present in person or by proxy, or (in the case of a shareholder being a corporation) by a corporate representative holding not less than one-third of the issued and outstanding voting shares in the capital of our company. Shareholder meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than ten percent in par value of our voting share capital. Advance notice of at least 20 days (but not more than 60 days) is required for the convening of our annual shareholder meetings or an extraordinary shareholder meeting calling for the passing of a special resolution. Advance notice of at least 14 days (but not more than 60 days) is required for the convening of any other of our extraordinary shareholder meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the common shares cast in a general meeting. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the common shares may by ordinary resolution, among other things, increase the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any authorized but unissued shares. Both ordinary resolutions and special resolutions may also be passed by unanimous written resolutions signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association.

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

Redemption of Shares. Subject to the provisions of the Companies Act, NASDAQ Stock Market rules and our amended and restated memorandum and articles of association, we may issue shares on the terms that they are, at our option or at the option of the holder, to be redeemed on such terms and in such manner as our company, before the issue of the shares, may determine by special resolution.

Repurchase of Shares. Subject to the provisions of the Companies Act, NASDAQ Stock Market rules and our amended and restated memorandum and articles of association, we may purchase shares, including redeemable shares, in such manner and on such other terms as our board of directors may agree with the holder, and may make payment therefor in any manner authorized by the Companies Act and NASDAQ Stock Market rules, including out of capital.

Variation of Rights of Shares. If at any time the share capital of our company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound-up and except where our articles of association or the Companies Act impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied either with the consent in writing of the holders of 75% of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Inspection of Books and Records. No holders of our common shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Act or authorized by our directors or by us in general meeting. However, we will provide our shareholders with annual audited financial statements.

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to a U.S. Holder in light of its particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. A U.S. Holder that holds or is considering the acquisition of ADSs or common shares should consult its own tax advisor concerning the U.S. federal income tax consequences and any other U.S. federal tax consequences or consequences arising under the laws of any other taxing jurisdiction in light of the particular circumstances of the U.S. Holder.

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

Distributions on ADSs or Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any distributions on the ADSs or common shares (including amounts withheld to reflect PRC withholding taxes, if any) will be taxable to a U.S. Holder as dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under U.S. federal income tax law. Subject to certain limitations, dividends paid to certain non-corporate U.S. Holders, including individuals, will be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

●	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information program; and
●	a foreign corporation if its shares with respect to which a dividend is paid or its ADSs backed by such shares with respect to which a dividend is paid are readily tradable on an established securities market within the United States, but does not include an otherwise qualified corporation that is a passive foreign investment company, or a PFIC, in the taxable year in which the dividends are paid or the preceding taxable year. We believe that we will be a qualified foreign corporation with respect to dividends paid on our ADSs for so long as (i) we are not a PFIC and (ii) the ADSs are listed on the NASDAQ Global Select Market or a national securities exchange in the United States, and thus are considered to be readily tradable on an established securities market. However, our status as a qualified foreign corporation may change. In addition, subject to the following sentence, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits and are not a PFIC, dividends we pay on our common shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation. Non-corporate U.S. Holders that do not meet at minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period requirement has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

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

Passive Foreign Investment Company Rules

In general, we will be a PFIC for any taxable year in which either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties or rents derived in the active conduct of a trade or business and not derived from a related person), annuities, net gains from the sale or exchange of property producing passive income, and net foreign currency gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. If we own at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

Based on the past composition of our income and assets and the value of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2020. However, there is a risk that we may become a PFIC in the future. Under the Code, the determination of whether we are a PFIC is made annually and PFIC status will depend upon the composition of our income and assets and the value of our assets for each such year. Accordingly, our PFIC status for any particular taxable year cannot be determined with certainty until after the close of that taxable year. In particular, the value of our assets, and thus our PFIC status, may be determined in large part based on the market price of our common shares, as represented by our ADSs, which is likely to fluctuate. Accordingly, fluctuations in the market price of our common shares, as represented by our ADSs, may result in our being a PFIC in the current or any future taxable year.

In addition, as described under “Item 3.D. Key Information — Risk Factors — Risks Related to Our Corporate Structure,” there exist substantial uncertainties regarding the application, interpretation and enforcement of relevant current and future PRC laws and regulations and their potential effect on our corporate structure and contractual arrangements with certain of our affiliated PRC entities. There can be no assurance that the PRC regulatory authorities will not take a view different from that of our PRC legal counsel. Further, even if the uncertainties as to PRC laws and regulations did not exist, there are also substantial uncertainties as to the treatment of our corporate structure and ownership of these affiliated PRC entities for U.S. federal income tax purposes. If it is determined that we do not own the stock of the affiliated PRC entities, which is held through contractual arrangements, for U.S. federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2020 and any taxable year thereafter.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by cash deposited in banks. As of December 31, 2020, we had cash, restricted cash, short-term investments and non-current time deposits totaling RMB11,483.4 million (US$1,759.9 million). Cash consists of cash on hand and in banks. Restricted cash consists of cash proceeds from the exercise of share options by our employees, executives and directors held in a bank account which have yet to be transmitted to them. Short-term investments consist of time deposits with original maturities between three months and one year. Non-current time deposits have an original maturity of three years.

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

A hypothetical 10% increase in the average applicable interest rate for our demand deposits would result in an increase of approximately RMB20.7 million (US$3.2 million) in interest income from the assumed average cash, restricted cash, short-term investments and non-current time deposits balance in 2020.

Credit Risk

The carrying amounts of cash, restricted cash, short-term investments, non-current time deposits, accounts receivable and other receivables represent our principal exposure to credit risk in relation to our financial assets. As of December 31, 2020, substantially all of our cash were held in uninsured accounts located in China and Hong Kong that we believe are of acceptable credit quality.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in the Renminbi. We do not believe that we currently have significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risk should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the Renminbi and U.S. dollar because the value of our business is effectively denominated in the Renminbi, while our ADSs are traded in the U.S. dollar.

Any significant appreciation or depreciation of the Renminbi may materially affect the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, the appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, the appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and U.S. dollar in the future. See “Item 3.D. Key Information — Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates may have a material and adverse effect on our results of operations and the value of your investment.”

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

Fees and Payments from the Depositary to Us

Our depositary, JPMorgan Chase Bank, N.A., may make payments to us to reimburse our expenses incurred in connection with the advancement of our ADR and investor relations programs, including legal fees, investor relations expenses, and other expenses related to our ongoing compliance with NASDAQ Stock Market and SEC rules and regulations.

For the year ended December 31, 2020, we did not receive reimbursement from the depositary.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Our management has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the category specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated. We did not pay audit-related fees, tax fees or other fees to our auditors during the periods indicated below.

	2019	2020	2020
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	5,828	5,842	895
(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

In June 2014, our board of directors and shareholders authorized an increase to the size of the share repurchase program originally approved in 2008 from US$25 million to US$75 million. In 2015, we purchased 898,950 ADSs through open-market transactions for an aggregate consideration of approximately US$24 million, including transaction fees. We did not make any repurchase of ADSs in the open market in 2018, 2019 and 2020.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters. We are committed to a high standard of corporate governance, and we do not believe that there are any significant differences between our corporate governance practices and those of U.S. domestic companies under the NASDAQ Stock Market rules.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.        FINANCIAL STATEMENTS

The consolidated financial statements of 51job, Inc. are included at the end of this annual report.

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

Date: April 23, 2021

51JOB, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 51job, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 51job, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principle

As discussed in Note 2(p) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Valuation of the Available-for-Sale Debt Security in Golden Finance

As described in Notes 2(f) and 15 to the consolidated financial statements, the Company’s investment in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”) was RMB480.0 million as of December 31, 2020. The Company reported this investment at fair value at December 31, 2020 and changes in fair value were reflected as other comprehensive income in the consolidated statements of operations and comprehensive income. Fair value was estimated using a market approach by adopting a backsolve method, which benchmarked the fair value of the investment to a recent transaction of Golden Finance’s own securities that occurred close to December 31, 2020, and applied significant assumptions, including the probabilities of various exit scenarios to the investment, time to the exit events and the expected volatility based on volatilities of selected peer companies.

The principal considerations for our determination that performing procedures relating to the valuation of Golden Finance investment is a critical audit matter are (i) there was the significant judgments by management when developing the fair value measurement, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s valuation model and significant assumptions, including the probabilities of various exit scenarios to the investment, time to the exit events and the expected volatility; and (ii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s fair value measurement. The procedures also included, among others, testing management’s process for determining the fair value of the Golden Finance investment by; evaluating the appropriateness of the model used; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the probabilities of various exit scenarios to the investment, time to the exit events and the expected volatility. Evaluating management’s significant assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the business development of Golden Finance, (ii) the consistency of the assumptions with external market information, including the recent transaction of Golden Finance’s own securities, and (iii) the appropriateness of the selected peer companies in developing the expected volatility. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model and certain significant assumptions.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 23, 2021

We have served as the Company’s auditor since 2003.

51JOB, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$ (Note 2(c))

		(in thousands, except share and per share data)
Revenues:
Online recruitment services		2,431,898	2,471,179	2,147,334	329,093
Other human resource related revenues		1,350,048	1,528,846	1,541,617	236,263
Net revenues	2(k)	3,781,946	4,000,025	3,688,951	565,356
Cost of services(1)	2(l)	(1,081,011)	(1,221,935)	(1,261,731)	(193,369)
Gross profit		2,700,935	2,778,090	2,427,220	371,987
Operating expenses(1):
Sales and marketing	2(m)	(1,197,178)	(1,188,233)	(1,182,677)	(181,253)
General and administrative	2(n)	(353,557)	(384,072)	(377,438)	(57,845)
Total operating expenses		(1,550,735)	(1,572,305)	(1,560,115)	(239,098)
Income from operations		1,150,200	1,205,785	867,105	132,889
Gain (Loss) from foreign currency translation		(112,353)	67,881	(53,442)	(8,190)
Interest and investment income, net		113,673	175,584	228,500	35,019
Change in fair value of listed equity securities investment	2(f)	—	(42,410)	10,760	1,649
Change in fair value of long-term investments	2(f)	—	—	39,614	6,071
Change in fair value of convertible senior notes	13	99,079	(752,073)	—	—
Impairment of long-term investments	2(f)	—	(98,277)	—	—
Gain from sale of long-term investments	2(f)	61,070	—	—	—
Other income, net	2(x)	175,206	205,602	167,308	25,641
Income before income tax expense		1,486,875	762,092	1,259,845	193,079
Income tax expense	10	(242,434)	(235,890)	(188,417)	(28,876)
Net income		1,244,441	526,202	1,071,428	164,203
Net loss attributable to non-controlling interests		7,878	6,116	25,848	3,961
Net income attributable to 51job, Inc.		1,252,319	532,318	1,097,276	168,164
Net income		1,244,441	526,202	1,071,428	164,203
Other comprehensive income:
Foreign currency translation adjustments		698	339	(931)	(142)
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB38,847, nil and RMB7,794 in 2018, 2019 and 2020, respectively	15	116,540	—	23,382	3,583
Total comprehensive income		1,361,679	526,541	1,093,879	167,644
Comprehensive loss attributable to non-controlling interests		7,878	6,116	25,848	3,961
Comprehensive income attributable to 51job, Inc.		1,369,557	532,657	1,119,727	171,605
Earnings per share:	14
—Basic		20.42	8.18	16.35	2.51
—Diluted		19.82	7.98	16.12	2.47
Weighted average number of common shares outstanding:
—Basic		61,318,292	65,049,597	67,101,601	67,101,601
—Diluted		63,175,483	66,683,457	68,056,724	68,056,724

(1) Share-based compensation:

Included in cost of services	(16,316)	(20,189)	(23,648)	(3,624)
Included in operating expenses
—Sales and marketing	(14,026)	(17,356)	(20,329)	(3,116)
—General and administrative	(74,623)	(88,604)	(99,829)	(15,299)

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

	Note	2019	2020	2020
		RMB	RMB	US$ (Note 2(c))

		(in thousands, except share and per share data)
ASSETS
Current assets:
Cash	2(d)	2,294,904	3,292,698	504,628
Restricted cash	2(d)	66,169	2,258	346
Short-term investments	2(f)	7,645,686	7,469,213	1,144,707
Accounts receivable (net of allowance for credit losses of RMB21,952 and RMB26,798 as of December 31, 2019 and 2020, respectively)	3	266,437	290,480	44,518
Prepayments and other current assets	4	669,208	492,980	75,552
Total current assets		10,942,404	11,547,629	1,769,751
Non-current assets:
Time deposits	2(f)	—	719,189	110,221
Long-term investments	2(f)	1,482,544	1,576,250	241,571
Property and equipment, net	5	271,932	273,157	41,863
Goodwill	6	1,036,124	1,036,124	158,793
Intangible assets, net	7	203,162	163,503	25,058
Right-of-use assets	8	320,809	307,869	47,183
Other long-term assets		10,420	13,946	2,137
Deferred tax assets	10	22,147	38,013	5,826
Total non-current assets		3,347,138	4,128,051	632,652
Total assets		14,289,542	15,675,680	2,402,403
LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB95,671 and RMB180,621 as of December 31, 2019 and 2020, respectively):

	2(b)
Accounts payable		48,114	83,087	12,733
Salary and employee related accruals		162,775	182,565	27,979
Taxes payable		267,596	172,254	26,399
Advances from customers	2(k)	1,108,518	1,158,604	177,564
Lease liabilities, current	8	34,817	34,952	5,357
Other payables and accruals	9	1,211,642	1,178,955	180,683
Total current liabilities		2,833,462	2,810,417	430,715

Non-current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB109,909 and RMB112,714 as of December 31, 2019 and 2020, respectively):

	2(b)
Lease liabilities, non-current	8	50,763	44,949	6,889
Deferred tax liabilities	10	214,307	232,087	35,569
Total non-current liabilities		265,070	277,036	42,458
Total liabilities		3,098,532	3,087,453	473,173
Commitments and contingencies	16	—	—	—
Mezzanine equity:
Redeemable non-controlling interests	17	216,974	189,811	29,090
Shareholders’ equity:
Common shares (US$0.0001 par value per share; 500,000,000 shares authorized, 66,784,688 and 67,406,657 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		53	54	8
Additional paid-in capital		4,901,466	5,206,154	797,878
Statutory reserves	2(r)	17,930	18,474	2,831
Accumulated other comprehensive income		254,524	276,975	42,448
Retained earnings		5,774,358	6,871,090	1,053,041
Total 51job, Inc. shareholders’ equity		10,948,331	12,372,747	1,896,206
Non-controlling interests		25,705	25,669	3,934
Total equity		10,974,036	12,398,416	1,900,140
Total liabilities, mezzanine equity and equity		14,289,542	15,675,680	2,402,403

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

					Accumulated		Total
	Common shares		Additional		other		51job, Inc.
	Number	Par	paid-in	Statutory	comprehensive	Retained	shareholders’	Non-controlling	Total
	of shares	value	capital	reserves	income	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands, except share data)
Balance as of December 31, 2017	61,853,004	50	1,809,732	13,874	136,947	3,993,777	5,954,380	9,153	5,963,533
Exercise of share options	752,814	0	145,196	—	—	—	145,196	—	145,196
Share-based compensation	—	—	100,183	—	—	—	100,183	11,539	111,722
Settlement of zero-strike call options and retirement of common shares	(731,102)	(0)	(75)	—	—	—	(75)	—	(75)
Appropriation of statutory reserves	—	—	—	3,405	—	(3,405)	—	—	—
Foreign currency translation adjustments	—	—	—	—	698	—	698	—	698
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB38,847	—	—	—	—	116,540	—	116,540	—	116,540
Net income	—	—	—	—	—	1,252,319	1,252,319	2,618	1,254,937
Balance as of December 31, 2018	61,874,716	50	2,055,036	17,279	254,185	5,242,691	7,569,241	23,310	7,592,551
Exercise of share options	1,172,210	1	281,411	—	—	—	281,412	—	281,412
Share-based compensation	—	—	125,854	—	—	—	125,854	295	126,149
Settlement of zero-strike call options and retirement of common shares	(297,902)	(0)	(31)	—	—	—	(31)	—	(31)
Conversion of convertible senior notes to common shares	4,035,664	2	2,439,196	—	—	—	2,439,198	—	2,439,198
Appropriation of statutory reserves	—	—	—	651	—	(651)	—	—	—
Foreign currency translation adjustments	—	—	—	—	339	—	339	—	339
Net income	—	—	—	—	—	532,318	532,318	2,100	534,418
Balance as of December 31, 2019	66,784,688	53	4,901,466	17,930	254,524	5,774,358	10,948,331	25,705	10,974,036
Exercise of share options	621,969	1	161,132	—	—	—	161,133	—	161,133
Share-based compensation	—	—	143,556	—	—	—	143,556	250	143,806
Appropriation of statutory reserves	—	—	—	544	—	(544)	—	—	—
Foreign currency translation adjustments	—	—	—	—	(931)	—	(931)	—	(931)
Unrealized gain on available-for-sale debt securities, net of tax effect of RMB7,794	—	—	—	—	23,382	—	23,382	—	23,382
Net income	—	—	—	—	—	1,097,276	1,097,276	(286)	1,096,990
Balance as of December 31, 2020	67,406,657	54	5,206,154	18,474	276,975	6,871,090	12,372,747	25,669	12,398,416
Balance as of December 31, 2020 (US$ Note 2(c))	67,406,657	8	797,878	2,831	42,448	1,053,041	1,896,206	3,934	1,900,140

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Note 2(c))

	(in thousands)
Cash flows from operating activities:
Net income for the year	1,244,441	526,202	1,071,428	164,203
Adjustments for:
Share-based compensation	104,965	126,149	143,806	22,039
Depreciation	57,044	43,811	45,502	6,973
Amortization of intangible assets	38,525	42,467	40,000	6,130
Amortization of right-of-use assets	—	48,995	51,507	7,894
Allowance for credit losses	10,607	27,903	22,929	3,514
Loss due to disposal of fixed assets	225	231	984	151
Loss (Gain) from foreign currency translation	112,351	(67,881)	54,171	8,302
Change in fair value of listed equity securities investment	—	42,410	(10,760)	(1,649)
Change in fair value of long-term investments	—	—	(39,614)	(6,071)
Change in fair value of convertible senior notes	(99,079)	752,073	—	—
Impairment of long-term investments	—	98,277	—	—
Gain from sale of long-term investments	(61,070)	—	—	—
Income from accrued interest on time deposits	—	—	(19,189)	(2,941)
Income from equity method investments	(2,417)	(8,531)	(21,449)	(3,287)
Deferred tax expense (benefit)	18,531	(3,587)	(5,880)	(901)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Increase in accounts receivable	(54,905)	(59,171)	(38,570)	(5,911)
Decrease (Increase) in prepayments and other current assets	(46,719)	(72,131)	167,826	25,720
Increase (Decrease) in accounts payable	14,958	(1,502)	34,589	5,301
Increase (Decrease) in salary and employee related accruals	29,168	(1,359)	19,790	3,033
Increase (Decrease) in taxes payable	(45,519)	82,381	(95,342)	(14,612)
Increase (Decrease) in advances from customers	188,319	(17,782)	50,086	7,676
Increase (Decrease) in other payables and accruals	275,883	246,289	(18,735)	(2,871)
Decrease (Increase) in other long-term assets	7,634	(684)	(3,526)	(539)
Decrease in lease liabilities	—	(42,787)	(44,246)	(6,781)
Net cash provided by operating activities	1,792,942	1,761,773	1,405,307	215,373
Cash flows from investing activities:
Cash received from (paid for) short-term investments	(2,005,226)	(766,992)	179,354	27,487
Cash paid for time deposits	—	—	(700,000)	(107,280)
Cash paid for long-term investments	(156,835)	(876,628)	(39,052)	(5,985)
Cash received from disposal of long-term investments	—	—	4,081	625
Cash paid for acquisitions, net of cash acquired	(27,923)	—	—	—
Cash paid for dividend distribution	—	(455)	(1,600)	(245)
Cash received from sale of available-for-sale debt securities	80,500	—	—	—
Purchase of property and equipment	(87,053)	(25,919)	(47,327)	(7,253)
Purchase of intangible assets	(83,660)	(8,538)	(341)	(52)
Net cash used in investing activities	(2,280,197)	(1,678,532)	(604,885)	(92,703)
Cash flows from financing activities:
Settlement of convertible senior notes	—	(5)	—	—
Settlement of zero-strike call options and retirement of common shares	(75)	(31)	—	—
Proceeds from the exercise of share options	145,196	281,412	161,133	24,695
Net cash provided by financing activities	145,121	281,376	161,133	24,695
Effect of foreign exchange rate changes on cash and restricted cash	23,530	22,335	(27,672)	(4,241)
Net increase (decrease) in cash and restricted cash	(318,604)	386,952	933,883	143,124
Cash and restricted cash, beginning of year	2,292,725	1,974,121	2,361,073	361,850
Cash and restricted cash, end of year	1,974,121	2,361,073	3,294,956	504,974
Supplemental disclosure of cash flow information:
Cash paid during the years for income taxes	228,158	188,735	254,871	39,061
Cash paid for interest, net of amounts capitalized	36,807	18,982	—	—
Supplemental disclosure of non-cash operating activities:
Recognition of right-of-use assets and lease liabilities	—	133,094	38,567	5,911
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property, equipment and software	(7,789)	(6,409)	(553)	(85)
Accrual related to purchase of long-term investments	—	(13,952)	—	—
Supplemental disclosure of non-cash financing activities:
Restricted cash and payables related to the exercise of share options, end of year	5,770	66,169	2,258	346
Settlement of convertible senior notes by common shares	—	(2,439,198)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Tech JV’s principal subsidiaries include the following:

●	Shanghai Qianjin Advertising Co., Ltd. (“AdCo”), incorporated in the PRC in June 2001, which is 80% owned by Tech JV;
●	Shanghai Wang Cai Advertising Co., Ltd., incorporated in the PRC in April 2005, which is jointly owned by Tech JV and AdCo;
●	Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd., incorporated in the PRC in December 2010; which is wholly owned by Tech JV;
●	Shanghai Yishu Information Technology Co., Ltd., incorporated in the PRC in May 2007; which was acquired and became wholly owned by Tech JV in April 2015;
●	Beijing Zhiding Youyuan Management Consulting Co., Ltd., incorporated in the PRC in September 2010, which was acquired and became 60% owned by Tech JV in June 2015; and
●	Qianjin Human Resource Services (Guangzhou) Co., Ltd., incorporated in the PRC in January 2020, which is wholly owned by Tech JV.

The Group’s VIEs and the VIEs’ principal subsidiaries include the following:

●	Beijing Run An Information Consultancy Co., Ltd. (“Run An”), incorporated in the PRC in January 1997, which wholly owns Beijing Qian Cheng Si Jin Advertising Co., Ltd. (“Qian Cheng”), owns 30% of Wang Ju, and owns 60% of Beijing Lagou Network Information Technology Co, Ltd., incorporated in the PRC in March 2013 and acquired by Run An in December 2017; and
●	Qian Cheng, incorporated in the PRC in February 1999, which owns 20% of AdCo and effectively owns 50% of Tech JV by direct and indirect ownership through Qian Cheng’s wholly owned subsidiary Wuhan Mei Hao Qian Cheng Advertising Co., Ltd. (“Wuhan AdCo”), incorporated in the PRC in August 2001.

As of December 31, 2020 and for all years presented, the Company is the primary beneficiary of two VIEs, Run An and Qian Cheng, which were in existence prior to the establishment of the Company and are considered predecessors of the Group. The Company does not have any direct equity ownership in the VIEs and the VIEs’ subsidiaries, but through certain arrangements as described below, the Company receives all of the economic benefits, absorbs all of the expected losses and has the power to direct activities that are significant to the VIEs. In addition, through a call option agreement between 51net and Qian Cheng, 51net is able to purchase the equity interests in Tech JV that are held by Qian Cheng and Wuhan AdCo as well as the equity interests in AdCo and its subsidiaries that are held by Qian Cheng. As a result, Run An, Qian Cheng and all of Tech JV and AdCo are included in the consolidated financial statements, and the Company effectively holds all of the equity interests in its subsidiaries including the VIEs.

Run An holds a human resource service permit issued by the Beijing human resources and social security bureau which allows it to provide recruitment, training and human resource consulting services. Run An is jointly owned by two long-time members of the Company’s senior management team, Jingwu Chen and Tao Wang. As of December 31, 2020, the registered capital of Run An was RMB6,000 and its accumulated loss was RMB87,743.

Qian Cheng holds a business license to provide advertising services. Qian Cheng is wholly owned by Run An. As of December 31, 2020, the registered capital of Qian Cheng was RMB1,500 and its retained earnings were RMB3,983.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

The Group has entered into various agreements as related to its VIEs. The key provisions of the agreements with the Company or its subsidiaries and the VIEs or its shareholders are as follows:

Technical and Consulting Service Agreements. WFOE has entered into technical and consulting service agreements with Run An and Qian Cheng, respectively, under which WFOE has the exclusive right, subject to certain exceptions, to provide technical services to Run An and Qian Cheng for service fees. WFOE did not issue any invoices to either Run An or Qian Cheng, and neither Run An nor Qian Cheng paid any fees to WFOE for the years ended December 31, 2018, 2019 and 2020. The technical and consulting service agreements with WFOE are valid to September 11, 2027 under the Run An agreement and valid to May 2, 2034 under the Qian Cheng agreement, and can only be terminated by WFOE during the term. Such term is renewable upon written consent of the parties. Although the renewal is upon mutual consent, WFOE may, through its power of attorney, direct Run An and, through Run An, cause Qian Cheng to renew the technical and consulting service agreements upon expiration.

Equity Pledge Agreement. As security for the obligations of Run An under the technical and consulting service agreement and the obligations of Run An and its shareholders under the exclusive purchase option agreement described below, the shareholders of Run An have pledged all of their equity interest in Run An to WFOE. According to the pledge agreement, WFOE has the right to dispose of the pledged equity pursuant to PRC law in the event of default by Run An or its shareholders as provided in the pledge agreement. Additionally, the shareholders of Run An have agreed that they will not dispose of the pledged equity or take any actions that will prejudice WFOE’s interest under the equity pledge agreement. The equity pledge agreement among WFOE, Run An and its shareholders was entered into on September 4, 2017 and shall expire two years after the fulfillment of all obligations under the Run An technical and consulting service agreement and the exclusive purchase option agreement. This pledge agreement, in combination with the exclusive purchase option agreement, contains content that is substantially the same as the pledge agreements entered into between WFOE and Run An’s shareholders in September 2007 and January 2014, and between WFOE and Qian Cheng’s shareholders in May 2004. The pledge of the equity interest by the shareholders of Run An to WFOE has been registered with the relevant bureau of the PRC State Administration for Market Regulation.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Summary financial information of the Group’s VIEs and the VIEs’ subsidiaries included in the consolidated financial statements is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Total assets	478,635	504,043
Total liabilities	205,580	293,335

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenues	161,816	180,749	211,718
Net income (loss)	18,406	(33,419)	(85,729)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	5,855	(24,841)	(8,700)
Net cash used in investing activities	(83,936)	(22,232)	(17,500)
Net cash provided by financing activities	157,000	25,000	—
Net increase (decrease) in cash	78,919	(22,073)	(26,200)
Cash, beginning of year	7,882	86,801	64,728
Cash, end of year	86,801	64,728	38,528

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

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other rate.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The following table reconciles cash and restricted cash as reported on the consolidated balance sheets as of December 31, 2019 and 2020, to the amounts presented in the consolidated statements of cash flows:

	2019	2020
	RMB	RMB

Cash	2,294,904	3,292,698
Restricted cash	66,169	2,258
Total cash and restricted cash	2,361,073	3,294,956

Included in the cash and restricted cash balances as of December 31, 2019 and 2020 are amounts denominated in United States dollars totaling US$76,726 and US$60,072, respectively (equivalent to approximately RMB535,254 and RMB391,964, based on the RMB to US$ exchange rate quoted by the People’s Bank of China on December 31, 2019 and 2020, respectively). The Group receives substantially all of its revenues in RMB, which currently is neither a freely convertible currency nor can it be freely remitted out of China.

(e)    Accounts Receivable and Payments Made on Behalf of Customers

Accounts receivable and payments made on behalf of customers are presented net of allowance for credit losses.

Prior to January 1, 2020, the Company provided general and specific provisions for credit losses when facts and circumstances indicated that the receivable was unlikely to be collected. If the economic situation and financial condition of a customer deteriorated resulting in an impairment of its ability to make payments, additional allowances may have been required.

On January 1, 2020, the Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The adoption of ASC 326 had no material impact on the Company's consolidated financial statements.

To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related accounts receivable and payments made on behalf of customers which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. This is assessed at each quarter based on the Company’s specific facts and circumstances.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)    Investments

The Group’s short-term investments consist of time deposits with original maturities between three months and one year with banks in the PRC and Hong Kong, and investment products issued by financial institutions in the PRC with a variable interest rate indexed to the performance of underlying assets. Non-current time deposits with banks in the PRC have an original maturity of three years.

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

For the year ended December 31, 2019, the Company acquired a 5.7% equity interest in Huali University Group Limited, a large-scale private higher education and vocational education group in South China that is listed on the Hong Kong Stock Exchange. The investment cost was RMB201,558 and the fair value as of December 31, 2019 and 2020 was RMB159,148 and RMB158,145, respectively, which was measured using the stock price at the end of the year. The change in fair value was a loss of RMB42,410 and a gain of RMB10,760 for the years ended December 31, 2019 and 2020, respectively.

Equity Securities without Readily Determinable Fair Values

Equity securities without readily determinable fair values, and for which the Company does not control or exercise significant influence, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes.

For the year ended December 31, 2019, the Company recognized an impairment loss of RMB98,277 associated with an investment in a provider of on-demand work opportunities in the United States, primarily due to changes in its business prospects and financial condition. No other-than-temporary impairment charge was incurred in the years ended December 31, 2018 and 2020.

For the year ended December 31, 2020, the Company recognized a gain of RMB39,614 related to a change in the fair value of a human resource consulting and executive search services provider in China when the Company participated in an additional round of equity financing in the entity along with other third-party investors, and re-measured its previously held equity interest. No qualifying observable price change was noted in the years ended December 31, 2018 and 2019.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

The Group’s investments in equity securities without readily determinable fair values primarily consist of a number of small, non-controlling equity investments in companies that provide services related to the Group’s operations or the overall human resources industry. In the year ended December 31, 2018, the Group made the following long-term investments: (i) RMB31,535 for a 14.3% equity interest in a technology talent assessment services provider in the United States; (ii) RMB25,000 for a 18.0% equity interest in a human resource consulting and executive search services company in China; and (iii) a total of RMB300 for a 5.0% equity interest in each of three companies that provide business process outsourcing services in China. In the year ended December 31, 2019, the Group made the following long-term investments: (i) RMB565,664 for a 17.5% equity interest in CDP Holdings, Ltd., a provider of human capital management services delivered through a cloud-based technology platform in China; (ii) RMB78,000 for a 19.5% equity interest in a provider of tools and solutions powered by artificial intelligence that assist HR departments with talent recruitment, training and retention in China; (iii) RMB20,157 for a 3.0% equity interest in a recruiting platform that focuses on gig and hourly services workers within the on-demand labor market in the United States; and (iv) a total of RMB200 for a 5.0% equity interest in each of two companies that provide business process outsourcing services in China. In the year ended December 31, 2020, the Group made the following long-term investments: (i) RMB7,500 to increase its equity interest in a human resource consulting and executive search services company in China from 18.0% to 19.3%; (ii) RMB17,500 for a 19.6% equity interest in an online recruitment platform focused on flexible employment opportunities in the hotel industry in China; and (iii) RMB100 for a 5.0% equity interest in a company that provides business process outsourcing services in China.

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

In the year ended December 31, 2018, the Group made an equity method investment of RMB75,000 for a 5.0% equity interest in an investment fund partnership as a limited partner. The Group also entered into an agreement in the amount of RMB50,000 for a 25.0% equity interest in another investment fund partnership as a limited partner, of which RMB25,000 and RMB25,000 was paid in the years ended December 31, 2018 and 2019, respectively. Both funds are focused on exploring opportunities and making investments in companies that primarily provide services in the education and training market in China. No other-than-temporary impairment charge was incurred in the years ended December 31, 2018, 2019 and 2020.

Available-for-Sale Debt Securities

Debt securities that the Group has the intent to hold for an indefinite period are classified as available-for-sale and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income. The Group monitors these investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. The Group also assesses these investments for expected credit losses and did not record any allowance for credit losses as of December 31, 2020.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

In September 2016, the Group completed an investment of RMB126,716 for a 15.0% equity interest in Shanghai Gaodun Education & Training Co., Ltd. (“Golden Finance”), a provider of online and offline accounting and finance training courses in China. The Group’s shares in Golden Finance have a liquidation preference, and the Group has a right to demand redemption of its investment. Accordingly, due to the redemption option available to the Group, the Golden Finance investment was determined to be a debt, which was classified as available-for-sale debt security measured at fair value on a recurring basis. See Note 15. In 2018, the Company realized a gain of RMB61,070 from the sale of some shares of Golden Finance. As of December 31, 2020, the Group's redeemable equity interest in Golden Finance was 10.8%.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

A non-controlling interest is recognized to reflect the portion of a subsidiary's equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to non-controlling interests on the consolidated statements of operations and comprehensive income, while it is excluded from the consolidated statements of changes in shareholders' equity. For the years ended December 31, 2018, 2019 and 2020, net loss attributable to mezzanine equity holders amounted to RMB10,496, RMB8,671 and RMB27,163, respectively. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company's consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, then the second step is performed to measure the amount of impairment loss by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

On January 1, 2020, the Group adopted ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment,” which simplifies the test for goodwill impairment by removing the second step. The Company, therefore, performs the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This adoption did not have a material impact on the Company’s consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test on December 31. No impairment of goodwill was recognized in the years ended December 31, 2018, 2019 and 2020.

Intangible Assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, acquired technology and licenses. Separately identifiable intangible assets arising from acquisitions consist of online program transmission license, trade names, technology and customer relationships. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized in the years ended December 31, 2018, 2019 and 2020.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

(j)   Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset group may not be recoverable. The recoverability of an asset group is based on the undiscounted future cash flows the asset group is expected to generate and recognize an impairment loss when the estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the disposition of the asset group, if any, are less than the carrying value of the asset group. If the Group identifies an impairment, the Group reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. No impairment of long-lived assets was recognized in the years ended December 31, 2018, 2019 and 2020.

(k)   Revenue Recognition

In accordance with ASC 606 "Revenue from Contracts with Customers" ("ASC 606"), revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer;
●	Identification of the performance obligation(s) in the contract;
●	Determination of the transaction price, including the constraint on variable consideration;
●	Allocation of the transaction price to the performance obligation(s) in the contract; and
●	Recognition of revenue when (or as) the Group satisfies a performance obligation.

The following is a description of the accounting policy for the principal revenue streams of the Group.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Online Recruitment Services Revenues

The Group provides online recruitment services through several websites, including www.51job.com, www.yingjiesheng.com, www.51jingying.com, www.lagou.com and www.51mdd.com, and their related mobile applications.

The Group sells recruitment packages that provide a single service or combination of services, such as job postings, access to a searchable resumé database, advertising and online management tools, which assist employers with their hiring process. The subscription period of recruitment packages ranges from one month to one year, and the display period for online advertising ranges from one week to one year. The Group satisfies its performance obligation to customers over time starting when jobs posted by employers appear on its recruitment platforms, when the ability to search and download resumes from the database is provided, when advertising is displayed, or when a user account to access the online management system is authorized. The Group’s contracts with customers do not include a general right of return for items delivered and services performed. Revenue is recognized when services are provided over the subscription or display period. For recruitment packages with multiple performance obligations, see “Arrangements with Multiple Performance Obligations” below about the allocation of transaction price.

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

The Group provides campus recruitment services to employers. These services include planning, promoting and managing recruitment events online or in-person on or near college campuses as well as a host of selection and screening services that enable employers to successfully recruit college students and graduates. The Group satisfies its performance obligation and revenue is recognized when these events and the tasks in conjunction to these events as outlined in the contract with customers have been completed.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

Arrangements with Multiple Performance Obligations

The Group’s contracts with customers may include multiple services and therefore, multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation on a relative basis, using the value of each service on a standalone basis, which is determined utilizing regular selling prices charged in unbundled arrangements.

Contract Balances

The Group’s contract balances include accounts receivable and advances from customers. The contract balances have increased along with the growth of the Group’s business.

The Group’s advances from customers consist of cash received from customers in advance of revenue recognition, which is a contract liability. The advances from customers balance was RMB1,108,518 and RMB1,158,604 as of December 31, 2019 and 2020, respectively, which was primarily driven by payments from employers received prior to the Group satisfying its performance obligation. This was offset by RMB1,098,970 and RMB1,071,208 of revenues recognized for the years ended December 31, 2019 and 2020, respectively, that were included in the advances from customers balance as of December 31, 2018 and 2019, respectively.

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

Value-Added Tax and Related Government Surcharges

Generally, the main businesses of the Group’s PRC subsidiaries and VIEs are subject to value-added tax (“VAT”) rates of 5% or 6%, and are permitted to offset input VAT supported by valid VAT special invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the PRC subsidiaries and VIEs on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as taxes payable until it is paid to the tax authorities.

The Group’s PRC subsidiaries and VIEs are subject to certain government surcharges on the VAT payable in the PRC. Beginning January 1, 2019, the Company's presentation of surcharges has been included in cost of services.

(l)   Cost of Services

Cost of services consist primarily of payroll compensation and related employee costs, subcontracting fees and other expenses incurred by the Group which are directly attributable to the rendering of the Group’s online recruitment and other human resource services. The amount of government surcharges included in cost of services was RMB42,245, RMB49,966 and RMB46,366 for the years ended December 31, 2018, 2019 and 2020, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll compensation and related employee costs of the Group’s sales and marketing personnel as well as advertising and promotion expenses. Advertising and promotion expenses generally represent the cost of promotions to create or stimulate a positive image of the Group or a desire for the Group’s services. Advertising and promotion expenses are charged to the consolidated statements of operations and comprehensive income when incurred and totaled RMB205,279, RMB201,988 and RMB272,110 for the years ended December 31, 2018, 2019 and 2020, respectively.

(n)   General and Administrative Expenses

General and administrative expenses consist primarily of payroll compensation and related employee costs of the Group’s administrative and back office personnel, rental expenses, depreciation and provision for credit losses.

(o)   Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with ASC 718 “Compensation – Stock Compensation.” It requires the Company to measure at the grant date the fair value of the stock-based award and recognize compensation costs, net of estimated forfeitures, on a straight-line basis, over the requisite service period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Risk-free interest rates are based on the U.S. Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life takes into account vesting and contractual terms, employee demographics and historical exercise behavior, which the Company believes are useful reference points. The assumption for expected dividend yield is consistent with the Company’s current policy of no dividend payout. The Company estimates expected volatility at the date of grant based on historical volatilities of the market price of its American depositary shares (“ADSs”). Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods. The weighted average fair value per stock option on grant date is RMB148.05, RMB153.95 and RMB142.11 for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, the fair value of options granted was estimated with the following assumptions:

	2018	2019	2020
Risk-free interest rate	2.41%-2.75%	1.61%-2.47%	0.22%-0.42%
Expected life (years)	4	4	4
Expected dividend yield	0%	0%	0%
Volatility	32%	35%-38%	38%-41%
Weighted average fair value per common share on date of option grant	US$73.46	US$69.46	US$67.96

(p)   Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

On January 1, 2019, the Company adopted ASC 842 using the modified retrospective method. The Company elected practical expedients upon transition that retained the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. The Company did not reassess whether any contracts entered into prior to adoption were leases. Prior periods have not been restated and there was no cumulative-effect adjustment to retained earnings as of January 1, 2019. The adoption of ASC 842 resulted in the recording of right-of-use assets (after adjustments for prepayments in the amount of RMB4,700) and lease liabilities of approximately RMB108,400 and RMB103,700, respectively, based on the present value of remaining lease payments over the lease term. Total right-of-use assets included net book value of RMB236,700 in land use rights that were previously presented in property and equipment on the consolidated balance sheet as of December 31, 2018. The adoption of ASC 842 did not have a material impact on the Company's consolidated statements of operations and comprehensive income.

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

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASC 842: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; and (ii) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

(q)   Taxation

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

The Company accounts for uncertainties in accordance with ASC 740-10-25 “Income Taxes – Overall – Recognition.” The Company recognizes a tax benefit associated with an uncertain tax position when, in management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as general and administrative expenses. In the years ended December 31, 2018, 2019 and 2020, the Company did not record any interest and penalties associated with uncertain tax positions as there were no uncertain tax positions.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(r)   Statutory Reserves

With the exception of Tech JV which is 50% owned by 51net, a British Virgin Islands company, and Wang Ju which is majority owned by 51net HR, a Cayman Islands company, the Group’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit, to the statutory common reserve. The amount of allocation is calculated based on an entity’s after-tax profit shown in its statutory financial statements which are prepared in accordance with PRC accounting standards and regulations until the reserve has reached 50% of the registered capital of each company. Once the total statutory common reserve fund reaches 50% of the registered capital of the respective companies, further appropriations are discretionary. The statutory common reserve fund is not distributable to shareholders except in the event of liquidation. Since 2008, the statutory common reserve fund for more than half of the Group’s subsidiaries and VIEs incorporated in the PRC had reached 50% of the registered capital of the respective companies. As a result, no appropriations were made by these entities to their respective statutory reserve funds in the years ended December 31, 2018, 2019 and 2020. With the exception of a few entities, all remaining subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2018, 2019 and 2020. As a result, these entities did not make appropriations to their statutory reserve funds in the years ended December 31, 2018, 2019 and 2020. During the years ended December 31, 2018, 2019 and 2020, the Group’s subsidiaries that did not have accumulative losses made total appropriations to their statutory common reserve fund in the amount of RMB3,405, RMB651 and RMB544, respectively.

In addition, the Group’s subsidiaries and VIEs incorporated in the PRC may, at the discretion of its board of directors, on an annual basis set aside the statutory common welfare fund, which can be used for staff welfare of the Group. No appropriations to the statutory common welfare fund were made for the years ended December 31, 2018, 2019 and 2020.

Appropriations to the statutory common reserve fund and the statutory common welfare fund are accounted for as a transfer from retained earnings to the statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to any restricted accounts, and the Group does not do so. These reserves are not distributable as cash dividends.

(s)   Dividend and Restricted Net Assets

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Additionally, the Group’s PRC subsidiaries and VIEs can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. See Note 2(r). In addition, the net assets of the Group’s subsidiaries and VIEs associated with their paid-in capital are not distributable in the form of dividends. Aggregate net assets of the Group’s PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and related to the paid-in capital and statutory reserves were approximately RMB493,962 and RMB497,704, or 4.4% and 4.0% of total consolidated net assets as of December 31, 2019 and 2020, respectively. However, the PRC subsidiaries may transfer such net assets to the Company by other means, including through royalty and trademark license agreements or certain other contractual agreements, at the discretion of the Company without third party consent.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(t)   Earnings Per Share

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

The Group recognized government subsidies of RMB173,760, RMB202,354 and RMB169,840 which were included in other income for the years ended December 31, 2018, 2019 and 2020, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

2.    PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Recent Accounting Pronouncements

New and Amended Standards Adopted by the Group

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments – Credit Losses,” which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company has adopted this standard on January 1, 2020 and its adoption had no material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment,” which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of the second step of the goodwill impairment test. The Company has adopted this standard on January 1, 2020 and its adoption had no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company has adopted ASU 2018-13 on January 1, 2020, and for the relevant additional disclosure, see Note 15.

New and Amended Standards Not Yet Adopted by the Group

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes,” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

3.   ACCOUNTS RECEIVABLE

	As of December 31,
	2019	2020(1)
	RMB	RMB
Accounts receivable	288,389	317,278
Less: Allowance for credit losses	(21,952)	(26,798)
	266,437	290,480

The movement of allowance for credit losses is analyzed as follows:

	2018	2019	2020(1)
	RMB	RMB	RMB
Balance at beginning of year	5,384	11,014	21,952
Provisions	11,701	22,799	14,527
Write-offs	(6,071)	(11,861)	(9,681)
Balance at end of year	11,014	21,952	26,798

(1)	The allowance for credit losses reflects the Company’s estimated probable incurred losses upon adoption of ASC 326. See Note 2(e) for the Company’s estimated credit losses policy.

4.   PREPAYMENTS AND OTHER CURRENT ASSETS

Components of prepayments and other current assets as of December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Rental and other deposits	4,691	22,895
Prepayments for rental and others	16,208	15,926
Employee advances	23,295	2,466
Payments made on behalf of customers, net of allowance	475,901	329,038
Prepaid insurance premium	1,493	2,238
Interest income receivable	88,990	100,177
Receivables related to net proceeds from share options exercised	50,765	1,356
Others	7,865	18,884
Total	669,208	492,980

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

4.   PREPAYMENTS AND OTHER CURRENT ASSETS (Continued)

Payments made on behalf of customers are associated with the operations of the Company’s business process outsourcing services. The Company has remitted funds in advance on behalf of its customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be reimbursed to the Company in the near term. The movement of allowance for credit losses on the payments made on behalf of customers is analyzed as follows:

	2018	2019	2020(1)
	RMB	RMB	RMB
Balance at beginning of year	3,047	1,391	5,545
Provisions	—	5,104	8,402
Reversals	(1,094)	—	—
Write-offs	(562)	(950)	(2,838)
Balance at end of year	1,391	5,545	11,109
(1)	The allowance for credit losses reflects the Company’s estimated probable incurred losses upon adoption of ASC 326. See Note 2(e) for the Company’s estimated credit losses policy.

5.   PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Building	356,085	353,334
Leasehold improvements	39,902	42,390
Electronic equipment	165,015	194,284
Furniture and fixtures	7,763	7,782
Motor vehicles	6,583	6,466
Other assets	56,412	57,502
Less: Accumulated depreciation	(359,828)	(388,601)
Net book value	271,932	273,157

Depreciation expense was RMB57,044, RMB43,811 and RMB45,502 for the years ended December 31, 2018, 2019 and 2020, respectively. Loss due to disposal of fixed assets was RMB225, RMB231 and RMB984 for the years ended December 31, 2018, 2019 and 2020, respectively.

6.   GOODWILL

The carrying amount of goodwill as of December 31, 2019 and 2020 was RMB1,036,124.

No impairment of goodwill was recognized in the years ended December 31, 2018, 2019 and 2020.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

7.   INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Computer software	30,321	30,654
Acquired technology	60,251	60,251
Trade names	95,783	95,783
Customer relationships	12,270	—
Acquired program transmission license	119,728	119,728
Acquired training and other licenses	4,151	4,151
Less: Accumulated amortization	(119,342)	(147,064)
Net book value	203,162	163,503

Amortization expense was RMB38,525, RMB42,467 and RMB40,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

No impairment of intangible assets was recognized in the years ended December 31, 2018, 2019 and 2020.

Estimated amortization expenses for intangible assets in future years are as follows:

RMB

2021	38,889
2022	38,443
2023	30,848
2024	15,706
2025 and thereafter	39,617
Total estimated amortization expenses	163,503

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

8.   LEASES

The Company has entered into non-cancelable agreements with initial or remaining terms in the range of one to six years for office premises. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company's leases qualify as operating leases. With the adoption of ASC 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at a range of 4.35% to 4.90%, the Company's incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

The components of lease expense for the years ended December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Amortization of right-of-use assets	48,995	51,507
Interest on lease liabilities	4,462	4,108
Expense for short-term leases within 12 months	4,239	3,659
Total lease expense	57,696	59,274

Supplemental balance sheet information related to leases as of December 31, 2019 and 2020 is as follows:

	2019	2020
	RMB	RMB
Operating lease right-of-use assets	320,809	307,869
Operating lease liabilities, current	34,817	34,952
Operating lease liabilities, non-current	50,763	44,949
Total lease liabilities	85,580	79,901

	2019	2020
Weighted average remaining lease term (in years):
Operating leases	1.28	1.40
Land use rights	36.45	34.98
Weighted average discount rate	4.76%	4.77%

Supplemental cash flow information related to leases for the years ended December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	46,495	48,825

Maturities of lease liabilities as of December 31, 2020 are as follows:

RMB
2021	36,850
2022	30,447
2023	16,897
2024	2,000
2025 and thereafter	1,083
Total future lease payments	87,277
Less: Imputed interest	(7,376)
Total lease liabilities	79,901

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

9.   OTHER PAYABLES AND ACCRUALS

Components of other payables and accruals as of December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Receipts from customers	958,347	792,426
Payables to customers related to government subsidies	164,572	362,567
Professional service fees	4,281	3,839
Office expenses	8,769	7,290
Payables to employees related to net proceeds from share options exercised	56,594	2,806
Others	19,079	10,027
Total	1,211,642	1,178,955

Receipts from customers are associated with the operations of the Company’s business process outsourcing services. The Company has received funds in advance from its customers for purposes such as monthly customers’ employee benefits, social insurance and payroll payments, which will be disbursed by the Company to other parties on behalf of its customers in the near term. The payables to customers related to government subsidies are for amounts received from the government on behalf of the Company’s business process outsourcing customers for maintaining a certain level of employment rate, which the Company is then obligated to remit to its customers.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The EIT Law also imposes a 10% withholding income tax (“WHT”) for dividends declared out of the profits earned after January 1, 2008 by a foreign-invested enterprise ("FIE") to its immediate holding company outside China. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5% if certain conditions are met. Such conditions may include that the parent company is a tax resident of the treaty jurisdiction, owns at least 25% equity in the FIE and is the beneficial owner of the dividends. Since the Company intends to permanently reinvest earnings to further expand its businesses in mainland China, its FIEs do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future. Accordingly, as of December 31, 2020, the Company has not recorded any withholding tax on the retained earnings of its FIEs in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB8,425,647 and RMB9,793,059, and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB842,565 and RMB979,306 as of December 31, 2019 and 2020, respectively.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.  TAXATION (Continued)

Composition of Income Tax Expense

Income (loss) before income tax expense for the years ended December 31, 2018, 2019 and 2020 were taxed within the following jurisdictions:

	2018	2019	2020
	RMB	RMB	RMB
PRC entities	1,617,091	1,711,678	1,448,879
Non-PRC entities	(130,216)	(949,586)	(189,034)
Total	1,486,875	762,092	1,259,845

The current and deferred portion of income tax expense (benefit) included in the consolidated statements of operations and comprehensive income for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense:
PRC entities	223,903	239,477	194,297
Non-PRC entities	—	—	—
Total	223,903	239,477	194,297
Deferred income tax expense (benefit):
PRC entities	18,531	(3,587)	(5,880)
Non-PRC entities	—	—	—
Total	18,531	(3,587)	(5,880)
Income tax expense:
PRC entities	242,434	235,890	188,417
Non-PRC entities	—	—	—
Total	242,434	235,890	188,417

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation between the statutory EIT rate in the PRC and the Group’s effective tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
EIT statutory rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(11)%	(22)%	(12)%
Change in fair value of convertible senior notes	(2)%	25%	—
Expenses incurred outside the PRC	5%	7%	4%
Other permanent differences	(1)%	(4)%	(2)%
Effective EIT rate of the Group	16%	31%	15%

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.  TAXATION (Continued)

Income tax expense differs from the amounts computed by applying the EIT rate primarily due to (i) the change in fair value of convertible senior notes, (ii) the expenses incurred outside the PRC which cannot be utilized to offset PRC taxable income, and (iii) the preferential tax rate enjoyed by Tech JV in the PRC. The aggregate amount and per share effect of the preferential tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	RMB	RMB	RMB

	(in thousands, except per share data)
Aggregate effect	154,182	163,146	141,631
Basic net income per share effect	2.51	2.51	2.11
Diluted net income per share effect	2.44	2.45	2.08

Significant components of deferred tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Deductible temporary differences related to other payables and accruals	1,297	997
Deductible temporary differences related to provision for credit losses	4,108	5,669
Deductible temporary differences related to advertising expenses	14,358	22,615
Tax loss carryforwards	57,580	68,819
Amount offset by non-current deferred tax liabilities	(5,385)	(6,567)
	71,958	91,533
Less: Valuation allowance	(49,811)	(53,520)
Total deferred tax assets	22,147	38,013
Taxable temporary differences related to depreciation period	(11,096)	(9,469)
Taxable temporary differences related to long-term investments	—	(5,942)
Taxable temporary differences related to available-for-sale debt securities	(85,373)	(93,167)
Taxable temporary differences related to government subsidy income	(84,623)	(99,044)
Taxable temporary differences related to trade names, technology and customer relationships	(17,399)	(14,819)
Taxable temporary differences related to acquired program transmission license	(21,201)	(16,213)
Amount offset by non-current deferred tax assets	5,385	6,567
Total deferred tax liabilities	(214,307)	(232,087)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes – Overall – Other Presentation Matters.” The Group has classified all deferred tax assets and liabilities as non-current items on its consolidated balance sheet as of December 31, 2019 and 2020.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

10.  TAXATION (Continued)

As of December 31, 2019 and 2020, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Group will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. However, certain valuation allowance was reversed in 2018, 2019 and 2020 when certain entities generated sufficient taxable income to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. As of December 31, 2020, the Group had net operating loss carryforwards in PRC entities of RMB323,767, which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will expire in varying amounts from 2021 to 2025. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

The following represents a roll-forward of the valuation allowance for each of the years:

	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of year	39,576	43,913	49,811
Additions	6,305	6,088	4,181
Reversals	(1,968)	(190)	(472)
Balance at end of year	43,913	49,811	53,520

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

Under the share option and incentive plans, the directors may, at their discretion, grant share-based awards to any senior executives, directors, employees or consultants of the Group. As of December 31, 2020, the only share-based awards that have been granted under the plans are share options to purchase the Company’s common shares. The share options are granted at the fair market value of the common shares at the date of grant, vest over a period of four years and expire six years from the date of grant.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.  SHARE-BASED COMPENSATION (Continued)

The following table summarizes the Company’s share option activity for the years ended December 31, 2018, 2019 and 2020:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic value
	of shares	price		life (years)	(thousands)
Outstanding at December 31, 2017	4,806,982	US$	38.17	3.83	US$	109,017
Granted	1,320,672	US$	73.46
Exercised	(752,814)	US$	29.71
Forfeited	(55,850)	US$	35.72

Outstanding at December 31, 2018	5,318,990	US$	48.16	3.76	US$	90,526
Granted	1,169,728	US$	69.46
Exercised	(1,172,210)	US$	35.03
Forfeited	(53,557)	US$	62.65
Outstanding at December 31, 2019	5,262,951	US$	55.67	3.76	US$	153,857

Granted	1,177,888	US$	67.96
Exercised	(621,969)	US$	37.27
Forfeited	(68,900)	US$	66.63
Outstanding at December 31, 2020	5,749,970	US$	60.04	3.57	US$	61,468
Vested and expected to vest at December 31, 2020	5,497,397	US$	59.65	3.51	US$	60,980
Exercisable at December 31, 2020	3,187,958	US$	53.11	2.57	US$	56,352

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day and the exercise price for in-the-money options of the respective year.

The total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB280,679, RMB333,261 and RMB131,962 (US$20,224), respectively.

As of December 31, 2020, there was RMB358,053 (US$54,874) of unrecognized share-based compensation cost related to non-vested share options. That deferred cost is expected to be recognized over a weighted average vesting period of 2.86 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation. For the year ended December 31, 2020, total cash received from the exercise of share options amounted to RMB161,133 (US$24,695).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

11.  SHARE-BASED COMPENSATION (Continued)

A summary of non-vested share option activity for the years ended December 31, 2018, 2019 and 2020 is presented below:

		Weighted
		average
		grant-date
	Number	fair value
	of shares	(per share)
Non-vested at December 31, 2017	2,570,297	US$	12.86

Granted	1,320,672	US$	21.53
Vested	(1,132,050)	US$	12.51
Forfeited	(55,850)	US$	10.83

Non-vested at December 31, 2018	2,703,069	US$	17.29

Granted	1,169,728	US$	22.12
Vested	(1,182,589)	US$	15.99
Forfeited	(53,557)	US$	18.16

Non-vested at December 31, 2019	2,636,651	US$	20.00
Granted	1,177,888	US$	21.78
Vested	(1,183,627)	US$	18.70
Forfeited	(68,900)	US$	19.85
Non-vested at December 31, 2020	2,562,012	US$	21.42
Expected to vest at December 31, 2020	2,309,439	US$	21.41

There were no capitalized share-based compensation costs for the years ended December 31, 2018, 2019 and 2020. Share-based compensation expense with respect to the share option plans recognized during the years ended December 31, 2018, 2019 and 2020, totaled RMB100,183, RMB125,854 and RMB143,556 (US$22,001), respectively. The total fair value of share options vested during the years ended December 31, 2018, 2019 and 2020 was RMB97,364, RMB131,641 and RMB144,457 (US$22,139), respectively.

Share-Based Compensation of Subsidiary

Lagou has adopted a 2014 Stock Option Plan, a 2016 Stock Option Plan and a 2018 Stock Option Plan (collectively, the "Lagou Stock Option Plans"), which permit the granting of stock options and/or stock purchase rights of Lagou to employees, directors and consultants. Share-based compensation expense with respect to the Lagou Stock Option Plans recognized during the years ended December 31, 2018, 2019 and 2020 was RMB4,782, RMB295 and RMB250 (US$38), respectively. As of December 31, 2020, the unrecognized share-based compensation expense related to the Lagou Stock Option Plans was RMB1,442 (US$221). This amount is expected to be recognized over a weighted average period of 3.17 years.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

12.  EMPLOYEE BENEFITS

The full-time employees of the Group’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive income. The total amounts charged to the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB293,452, RMB322,522 and RMB219,438 for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

13.  CONVERTIBLE SENIOR NOTES

On April 3, 2014, the Company issued US$172,500 of 3.25% Convertible Senior Notes due 2019 (the “Notes”). The Notes matured on April 15, 2019 and were converted into the Company’s ADSs at a rate of 23.3952 ADSs per US$1,000 principal amount of the Notes, which resulted in the issuance of 4,035,664 shares and a cash payment of US$0.704 for the fractional shares. The interest expense incurred associated with the Notes was RMB37,191 and RMB10,966 for the years ended December 31, 2018 and 2019, respectively.

The Group’s functional currency is the RMB, and the Notes were denominated in US$. As a result, the conversion feature of the Notes was indexed to the Company’s stock as well as the RMB and US$ exchange rate. Therefore, it was considered an embedded derivative which is required to be bifurcated from the host instrument in accordance with ASC 815 “Derivatives and Hedging.”

As permitted under ASC 815-15-25, the Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date. The change in fair value of the Notes was a gain of RMB99,079 and a loss of RMB752,073 for the years ended December 31, 2018 and 2019, respectively. See Note 15. Furthermore, the fair value of the Notes was translated into RMB at each balance sheet date with the difference being reported as foreign currency translation gain or loss. The Company recorded a foreign currency translation loss of RMB156,293 and a gain of RMB38,052 for the years ended December 31, 2018 and 2019, respectively, associated with the Notes.

The Company evaluated the changes in fair value of the Notes based on its specific credit risk. The Company considered its credit risk was at a relatively low level and assessed that there had been no significant fluctuation in its specific credit risk from the Notes issuance date to maturity date.

Zero-Strike Call Options

On April 3, 2014 and in connection with the issuance of the Notes, the Company used approximately US$50,000 of the net proceeds from the offering to enter into zero-strike call option transactions (“Call Options”), covering 1,462,204 ADSs, with affiliates of the initial purchasers of the Notes (“Dealers”). The Call Options were intended to facilitate privately negotiated transactions by which investors in the Notes were able to hedge their investment. All of the Call Options were settled prior to the maturity of the Notes. The ADSs received from settlement were retired. See Note 2(v).

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

14.   EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated for the years ended December 31, 2018, 2019 and 2020 as follows:

	2018	2019	2020
	RMB	RMB	RMB

	(in thousands, except share and per share data)
Numerator:
Net income attributable to 51job, Inc.	1,252,319	532,318	1,097,276
Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding	61,318,292	65,049,597	67,101,601
Dilutive effect of share options	1,857,191	1,633,860	955,123
Denominator for diluted earnings per share	63,175,483	66,683,457	68,056,724
Basic earnings per share	20.42	8.18	16.35
Diluted earnings per share	19.82	7.98	16.12

The convertible senior notes were not included in the calculation of diluted earnings per share in 2018 because their inclusion would have been anti-dilutive.

The Company excluded outstanding share options of 888,548 in 2018, 1,730,427 in 2019 and 2,783,272 in 2020 from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.  FAIR VALUE MEASUREMENT (Continued)

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

Measured on Recurring Basis

That Group’s financial instruments measured at fair value on a recurring basis are cash, restricted cash, short-term investments , time deposits, equity securities with readily determinable fair value, available-for-sale debt securities, receivables and payables, convertible senior notes and zero-strike call options.

As of December 31, 2019 and 2020, the carrying values of cash, restricted cash, accounts receivable and payables approximated their estimated fair values due to the short-term maturities of these instruments. Time deposits are categorized as Level 1 under the fair value hierarchy and the carrying values approximated their estimated fair values because such deposits bear market interest rates. Short-term investments in investment products are categorized as Level 2 under the fair value hierarchy and their fair values are based on quoted prices or other observable inputs in active markets.

Equity securities with readily determinable fair value are classified within Level 1 and include listed equity securities valued using quoted market prices that are currently available on the Hong Kong Stock Exchange. The fair value is measured at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income.

The Group reports available-for-sale debt securities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of operations and comprehensive income. Fair value of the available-for-sale debt securities is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value, the Group utilizes a market approach, which requires management to use unobservable inputs such as the probabilities of various exit scenarios to the investment, time to exit events and the expected share volatility based on volatilities of selected peer companies. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.  FAIR VALUE MEASUREMENT (Continued)

The following tables summarize the Group’s assets that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy for the periods indicated:

		As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments in time deposits	7,095,686	—	—	7,095,686
Short-term investments in investment products	—	550,000	—	550,000
Listed equity securities	159,148	—	—	159,148
Available-for-sale debt securities	—	—	448,776	448,776

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Short-term investments in time deposits	7,469,213	—	—	7,469,213
Non-current time deposits	719,189	—	—	719,189
Listed equity securities	158,145	—	—	158,145
Available-for-sale debt securities	—	—	479,952	479,952

The following table provides information about Level 1 fair value measurement of listed equity securities for the period indicated:

RMB
Initial recognition	201,558
Unrealized loss	(42,410)
Balance at December 31, 2019	159,148
Unrealized loss	(1,003)
Balance at December 31, 2020	158,145

The unrealized loss of RMB42,410 and RMB1,003 on listed equity securities were recognized in the consolidated statements of operations and comprehensive income for the years ended December 31, 2019 and 2020, respectively.

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt securities for the periods indicated:

RMB
Balance at December 31, 2018 and 2019	448,776
Unrealized gain	31,176
Balance at December 31, 2020	479,952

In determining the fair value of the available-for-sale debt securities, the Group utilizes a market approach, which requires management to use unobservable inputs such as the probabilities of various exit scenarios to the investment, time to exit events and the expected share volatility based on volatilities of selected peer companies. The fair value of the available-for-sale debt securities as of December 31, 2020 was estimated using a market approach by adopting a backsolve method, which benchmarked the fair value of the investment to a recent transaction of Golden Finance's own securities that occurred close to December 31, 2020, and the significant unobservable inputs utilized in the valuation are as follows:

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

15.  FAIR VALUE MEASUREMENT (Continued)

Expected share volatility	45.3%
Time to exit events	December 31, 2024
Probability of exit events	Liquidation scenario: 30%
Redemption scenario: 30%
IPO scenario: 40%

For the year ended December 31, 2020, an unrealized gain on available-for-sale debt securities of RMB23,382, representing an unrealized fair value gain net of relevant income tax of RMB7,794, was recognized in other comprehensive income. The fair value of the available-for-sale securities was unchanged for the year ended December 31, 2019 as the Company determined that the business prospects of the investee were unchanged, its financial results were consistent with historical expectations, and there were no significant changes in the valuation assumptions used to determine the fair value of the investment.

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

16.  COMMITMENTS AND CONTINGENCIES

Contractual Purchase Obligations

The Group’s contractual purchase obligations consist of agreements for property management services for its office premises, for advertising services from media companies, for hosting and network services for its online operations and to purchase office furnishings. Future minimum payments with respect to these agreements for the twelve months ending December 31 of the coming year are as follows:

	Property		Hosting and
	management	Advertising	network	Office
	services	services	services	furnishings	Total
	RMB	RMB	RMB	RMB	RMB
2021	10,823	24,175	4,799	507	40,304
2022	6,853	300	467	55	7,675
2023	4,542	—	270	—	4,812
2024	2,368	—	7	—	2,375
2025	2,242	—	7	—	2,249

Future minimum payments under non-cancelable agreements for storage and housing rental with lease terms of 12 months or less was RMB1,434 as of December 31, 2020.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The changes in the amount of redeemable non-controlling interests for the years ended December 31, 2019 and 2020 are as follows:

	2019	2020
	RMB	RMB
Balance at beginning of year	225,645	216,974
Net loss attributable to mezzanine equity holders	(8,671)	(27,163)
Balance at end of year	216,974	189,811

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

18.   CERTAIN RISKS AND CONCENTRATION

Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments, time deposits and receivables. As of December 31, 2019 and 2020, the Group’s cash, restricted cash, short-term investments and time deposits were held in major financial institutions located in the PRC, Hong Kong and the United States which management believes are of high credit quality. As of December 31, 2020, the Company had approximately RMB10,877,734 (US$1,667,086) in cash and time deposits, which constitute about 95% of total cash, restricted cash, short-term investments and time deposits, held at reputable financial institutions in the PRC. The Company believes that it is not exposed to unusual risks as these PRC financial institutions have high credit quality. However, in the event of bankruptcy of a financial institution in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. Receivables are typically unsecured and denominated in RMB, and are derived from revenues earned from operations or from payments made on behalf of certain customers arising in the PRC. Management believes credit risk on receivables is moderate due to the diversity of its services and customers. The Company maintains reserves for estimated credit losses and these losses have generally been within its expectations.

No individual customer accounted for more than 10% of net revenues during the years ended December 31, 2018, 2019 and 2020. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2019 and 2020.

51JOB, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts expressed in thousands of RMB and US$, except share and per share data)

19.   RELATED PARTY TRANSACTION AND BALANCES

The Company has entered into royalty agreements with Recruit Management Solutions Co., Ltd. (“RMS”) and Recruit Career Co., Ltd. (“RCC”), which are wholly owned subsidiaries of Recruit Holdings Co., Ltd. (“Recruit”), for the use of training and online assessment materials. Recruit is a shareholder of the Company. RMS took over the human resource assessment solutions business, by means of absorption-type split, from RCC on April 1, 2018 due to business reorganization. The royalty fees charged by RMS were RMB285, RMB345 and RMB185 during the years ended December 31, 2018, 2019 and 2020, respectively. The royalty fees charged by RCC were RMB14, nil and nil during the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the royalty payables due to RMS were RMB78 and RMB90, respectively.